Form 20-F/A
period 2004-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2006-06-12
CIK 1109345

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A Amendment No. 1

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

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

Nova Measuring Instruments Ltd. (the “Company”) is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2004, which was originally filed on June 28, 2005 (the “Original Filing”), to reflect the amendment and restatement of its financial statements for the year ended December 31, 2004. The Company has amended and restated its financial statements for the year ended December 31, 2004 with respect to revenues recognized in connection with the sale of NovaScan systems which included an option to upgrade the systems’ capabilities and the sale of NovaScan systems which included a trade-in option. As explained more fully in Note 15 to our Consolidated Financial Statements contained elsewhere in this report, after filing the Original Filing, the Company determined that the recognition of revenues relating to these systems was not consistent with generally accepted accounting principles. The primary effects of the restatement are to reduce the Company’s 2004 revenues to $36.8 million from previously reported revenues of $40.9 million and to reduce the Company’s previously reported net profit for 2004 of $1.5 million to a net loss of $1.4 million. Accordingly, to reflect the effects of the restatement, information in the following sections of this report has been revised: Part I, Item 3, Key Information; Part I, Item 4, Information on the Company; Part I, Item 5, Operating and Financial Review and Prospects; and Part I, Item 8, Financial Information. In addition, the information under Part II, Item 15 has been revised as a result of management’s re-evaluation of the Company’s disclosure controls and procedures.

Except as required to reflect the effects of the restatement for the items above, the Company has not made any modifications or updates to the Original Filing on Form 20-F. Information not affected by the restatement remains unchanged and reflects the disclosures made at the time of the Original Filing. This Amendment does not describe other events occurring after the Original Filing, including exhibits, or modify or update those disclosures affected by subsequent events. This Amendment should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the Original Filing, as information in such reports and documents may update or supersede certain information contained in this Amendment. Accordingly, this Amendment only amends and restates Part I, Items 3, 4, 5, 8 and Part II, Item 15 of the Original Filing, in each case, solely as a result of, and to reflect, the restatement, and no other information in the Original Filing is amended hereby. We have, however, also revised and expanded our discussion of our revenue recognition policies. In addition, currently dated certificates of the Company’s President and Chief Financial Officer have been attached as Exhibits 12.1, 12.2, 13.1 and 13.2. The entire Original Filing, excluding exhibits other than 12.1, 12.2, 13.1 and 13.2, has been refilled on this Form 20-F/A.

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

Item 2. Offer Statistics and Expected Timetable

         Not applicable.

Item 3. Key Information

         Selected Financial Data

        The following selected consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited Consolidated Financial Statements included with this report. These financial statements have been prepared in accordance with U.S. GAAP. The consolidated financial data with respect to 2004 set forth below have been restated to reflect adjustments to our consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the United States Securities and Exchange Commission on June 28, 2005. See Note 15 to our Consolidated Financial Statements elsewhere in this report for further detail. The consolidated selected financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by an independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5, Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this Form 20-F/A.

Summary of Consolidated Financial Data

	Year ended December 31,
	2000	2001	2002	2003		2004
						(As restated)
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$48,463	$21,171	$20,371		$26,688	$36,806
Cost of revenues	23,478	16,470	13,353		16,535	21,111

Gross profit	24,985	4,701	7,018		10,153	15,695

Operating expenses:
Research and development expenses, net	13,878	13,253	9,894		8,561	8,665
Sales and marketing expenses	7,998	6,852	6,950		6,534	6,647
General and administrative expenses	3,186	3,032	1,797		1,898	2,331
Other operating expenses (income)	-	1,025	1,478		(2,203)	-

Total operating expenses	25,062	24,162	20,119		14,790	17,643

Operating loss	(77)	(19,461)	(13,101)		(4,637)	(1,948)
Financing income, net	2,858	2,587	144		425	528
Other expenses	–	–	–		–	–

Net loss	$2,781	$(16,874)	$(12,957)	$	(4,212)	$1,420

Earnings (loss) per share:
Basic earnings (loss) per share	$0.20	$(1.16)	$(0.88)		$(0.28)	$(0.09)
Diluted earnings per share	$0.19	-	-		-
Shares used in calculation of basic
earnings (loss) per share	13,580	14,578	14,786		14,994	15,259
Shares used in calculation of
diluted earnings per share	14,691

	December 31,
	2000	2001	2002	2003	2004
					(As restated)
	(in $ thousands)

Consolidated Balance Sheet Data:
Working capital	61,270	45,529	34,574	30,350	25,709
Total assets	81,825	59,564	49,008	47,918	49,966
Shareholders' equity	62,619	47,006	35,677	32,336	31,581
’	–	–	–	–	–

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

        Since our inception in 1993, we have incurred net losses in every year other than in 1998 and 2000 and may incur a net loss in 2005 or in future years. As of December 31, 2004, we had an accumulated deficit of $41.8 million and incurred a loss of $3.8 million in the first quarter of 2005 due to a significant reduction in sales volumes. We plan to continue similar levels of our aggregate product development, sales and marketing and administrative expenses over the next 12 months. Accordingly, to achieve profitability in 2005, we will need to significantly increase our sales. In the future, our sales may not grow and we may not achieve profitability.

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

Thin Film Process Control

—	The NovaScan 840 combines high-speed measurement and effective handling, enabling measurement of wafers both before and after polishing. While we no longer market this system, this system and prior generations were our main revenue source in 2001 and prior years.

—	The NovaScan 2020and 2040 are the second generation of integrated thickness monitoring systems with enhanced spectral range, responding to the needs of the industry for emerging chemical mechanical polishing high-end applications of thin films and complex layer stacks. The 2020 model was introduced to the market in the end of 2000, and since then has replaced the NovaScan 840 and accounted for the major portion of our sales for 200 mm production lines. The NovaScan 2040 was introduced in 2002 and is the fastest integrated film thickness 200 mm measurement system in the market today.

—	The NovaScan 3030 and 3060 are the second generation of the 300 mm measuring system, with improved optics and motion system enabling high speed measurement, and with broad spectral rage (ultraviolet to infrared) allowing accurate measurements on complex structures and thin film layers. The 3030 model was introduced to the market in 2001 and since then has replaced the NovaScan 3000 and accounts for the major portion of our sales for 300 mm production lines. The NovaScan 3060 was introduced in 2002 and is the fastest integrated film thickness 300 mm measurement system in the market today.

—	The NovaScan 2020Cu has the same basic platform as the NovaScan 2040, with additional hardware and software improvements, enabling the system to answer the unique requirements of copper chemical mechanical polishing monitoring. The system went through several beta tests during 2001 and 2002 and was released for sale in the beginning of 2003. This product did not generate significant revenues in 2004, and we do not expect it to generate significant revenues in the following years.

—	The NovaScan 3030Cu has same basic platform as the NovaScan 3030, with additional hardware and software improvements, enabling the system to answer the unique requirements of 300 mm copper CMP monitoring. The system went through field-testing during 2002 and was released for sale in the beginning of 2003. This product did not generate significant revenues in 2004, and we do not expect it to generate significant revenues in the following years.

—	A closed loop control option for the NovaScan systems delivers reliable, highly automated wafer-to-wafer uniformity over chemical mechanical polishing manufacturing processes. The thickness data of every processed wafer is obtained and process parameters are fed back to adjust the next wafer polish.

—	NovaNet is a highly sophisticated computer network, connecting all NovaScan systems on a factory floor. The network is managed by a dedicated server, running with proprietary software developed by Nova, and insuring safe recipe distribution and recipe integrity across the factory. The NovaNet also includes a report generator (NSA) that allows the creation of reports from all the systems connected and allows programmable cross sections.

—	The NovaScan 840CVD system is a 200 mm integrated metrology vacuum chemical vapor deposition measurement system, measuring different layers in the chemical vapor deposition process. Data can be fed forward to the chemical mechanical polishing process tool. Integration solutions were developed for different process equipment. The system was introduced to the market in the end of 2000 and several units have been sold. However, we do not expect to sell a significant number of these systems in the future.

—	The NovaScan 3060CD system isa scatterometry-based system for measuring the critical dimensions (CD) and profiling lines and trenches on 200 mm and 300 mm wafers. The system went through field-testing during 2002 and was released for sale in 2003. The systems are sold as integrated metrology systems on Lam Research Inc. etch systems and as stand-alone systems with automation modules acquired from different suppliers, such as Integrated Dynamics Engineering and Brooks Automation.

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

        The process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product line is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2002, 2003 and 2004, our research and development expenses, net of participation by the Office of the Chief Scientist, were $9.9 million, $8.6 million and $8.7 million, respectively, representing 49%, 32%, and 24% of our respective total revenues for those years. We anticipate that our research and development expenses, net, will be $9.8 million in 2005, representing an increase of 13% over 2004.

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

        The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	Year ended December 31,
	2002	2003	2004
			(As restated)
	(in thousands)

U.S.	$11,057	$9,422	$15,134
Europe	4,678	5,360	4,441
Japan	1,131	5,953	5,414
Other	3,505	5,953	11,817

Total	$20,371	$26,688	$36,806

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

	Year ended December 31,
	2001	2002	2003	2004
				(As restated)

Total revenues from five
largest customers	81%	86%	87%	82%

Range of revenues from five
largest customers	2%-33%	4%-30%	3%-47%	3%-45%

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

        As discussed elsewhere in this report, we have restated our Consolidated Financial Statements for the year ended December 31, 2004 and the following Operating and Financial Review and Prospects gives effect to the restatement. For additional detail on the restatement, see Note 15 to our Consolidated Financial Statements contained elsewhere in this report.

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

        Starting in 2001, the semiconductor industry went through a severe downturn and manufacturers greatly reduced their spending on capital equipment. Our results for 2001 and 2002 reflect that downturn. In 2003, however, demand for semiconductors started to increase and, as a result, demand for capital equipment by semiconductor manufacturers also increased. Accordingly, our financial results for 2003 improved when compared to 2002. The recovery of the semiconductor equipment industry that began in 2003 continued and accelerated in 2004. The existing industry reports indicate a downturn in 2005. This downturn is reflected in our financial results for the first quarter of 2005, in which we suffered a loss. Due to this loss and the expected down-turn, we have made cost reduction efforts including head-count reduction of approximately 10% of our work force. We cannot, however, predict with certainty whether the industry downturn will continue during 2005 and in 2006.

        We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2004, product sales produced approximately 80% of our total revenues and services produced approximately 20%. Presently, we have no long-term debt and continue to finance our operations mainly from the proceeds of our initial public offering in 2000. As of the end of 2004, we had working capital of $25.7 million, including cash and cash equivalents, short-term deposits and held to maturity securities of $22.7 million, and no long-term debt.

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

        When evaluating the performance of the Company, our management tends to focus on several financial metrics and several qualitative areas such as: warranty cost per system and warranty costs as a percentage of sale price; costs of production and costs of production as a percentage of sales; inventory as a percentage of yearly sales; days sales outstanding; and the mixture of our sales and geographical distribution of installations of our systems at end users sites compared to industry capital equipment trends. In 2004 and 2003, warranty costs ranged from 8% to 10% of sale price. Factors that affect warranty costs include the number of systems installed in a specific site or territory and the maturity of the products. Costs of production include materials, labor, and write-off per product during product life time, and ranged from 31% to 42% of the sale price in 2004, depending upon the system. Factors that affect cost of production include sales volume, product configuration, product maturity, and actual sale price. Our average inventory levels in 2004 and 2003 were approximately 16% of yearly sales. In year 2004, average days sales outstanding for total revenues were 64, and ranged between 64 and 74 days over the four quarters in 2004. Geographical distribution analysis of installation at end users sites of our products reveals a decrease in the installation of our products in Japan from 22% of sales in 2003 to 15% in 2004 and in Asia-Pacific (excluding Japan) from 22% of sales in 2003 to 32% in 2004. This trend is in line with the industry capital equipment trend of higher investments in the Asia-Pacific region in 2003 and 2004 compared to 2001 and 2002. In 2005, the Company intends to continue to focus on this region and seek to increase its market share in strategic accounts sites.

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

        In the first half of 2005, we have seen a mild slowdown in the semiconductor equipment industry (DataQuest forecast for year 2005 is 12% decline relative to 2004). This trend, together with the loss of three strategic end user accounts to our competition, was the reasons for our 50% revenues decline in the first quarter of 2005 compared to the fourth quarter of 2004. Recent semiconductor and industry projections, however, indicate the industry is expected to return to growth in the last quarter of 2005. If the industry returns to growth, we believe semiconductor manufacturers will seek to add capacity and accelerate production, resulting in increased demand for capital equipment, including metrology systems such as those we sell. We are also selling our NovaScan 3090 products in several strategic accounts and we expect to regain market share in 2005.

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

        In cases of arrangements with multiple deliverables, revenue is typically recognized upon shipment, if collection of the resulting receivable is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. Such undelivered elements in these arrangements typically consist of services and/or upgrades. If vendor-specific objective evidence does not exist for the undelivered elements of the arrangement, all revenue is deferred until such evidence does exist, or until all elements are delivered, whichever is earlier.

        Service revenues consist mainly of revenue from maintenance contracts and are recognized ratably over the contract period.

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

Operating results

Overview

        A significant portion of our revenues historically has been derived from customers in the United States of America, and we expect that this trend will continue, although we expect that U.S. sales as a percentage of total sales may decrease as our total sales and sales to other geographic areas, particularly Asia, increase. In 2002, 61% of our revenues were derived from U.S. customers, 16% were from European customers, 20% were from Japanese customers, and 3% were from Asian (other than Japanese) customers. In 2003, 62% of our revenues were derived from U.S. customers, 10% were from European customers, 21% were from Japanese customers, and 7% were from Asian (other than Japanese) customers. In 2004, 67% of our revenues were derived from U.S. customers, 11% were from European customers, 18% were from Japanese customers, and 4% were from Asian (other than Japanese) customers.

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

	2002	2003	2004
			(As restated)

USA	54%	36%	41%
Europe	23%	20%	12%
Japan	6%	22%	15%
Other	17%	22%	32%

Total	100%	100%	100%

        Historically, a substantial portion of our revenues has come from a small number of customers. In 2002, 2003 and 2004, our five largest customers accounted for 86%, 87% and 82% of our revenues, respectively. In 2002, 2003 and 2004, our single largest customer accounted for 33%, 47% and 45% of our revenues, respectively. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered being major customers and the percentage of our revenue represented by each major customer may vary from period to period. Therefore, the loss of any one of our major customers could materially and adversely affect us.

        The sales cycle for our systems typically ranges from three to 24 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the introduction of a new type of system to a production line. We have a relatively low backlog. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2004, our inventory levels at the end of each quarter ranged from $4.3 million to $6.4 million. We planned our inventory for 2004 for sales of 200 mm systems and 300 mm systems according to our expectation that approximately 50% of equipment sales would be for 300 mm equipment and that approximately 50% of our sales for 300 mm will be with NovaScan 3060. At the end of 2004, the actual distribution of Nova sales was similar to our expectations and therefore did not have material affect on our inventory levels or write-off. In the future, if our actual sales are significantly different from our expectations, we may have to write-off some of our inventory.

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

        Our revenues increased 38% in 2004 following increases of 31% in 2003 and a 4% decline in 2002. In comparison, overall, according to DataQuest December 2004 published research, the semiconductor wafer front-end equipment industry increased 60% in 2004 over 2003, following 5% increase in 2003, and 32% decline in 2002.

        The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues Year ended December 31,
	2002	2003	2004
			(As restated)

Revenues from products sale	71.2%	79.3%	79.5%
Revenues from services	28.8%	20.7%	20.5%

Total revenues	100.0%	100.0%	100.0%

Cost of products sale	33.1%	38.5%	39.1%
Cost of services	32.4%	23.5%	18.2%

Total cost of revenues	65.5%	62.0%	57.4%

Gross profit	34.5%	38.0%	42.6%

Operating expenses:
Research and development expenses, net	48.6%	32.1%	23.5%
Technology for use in research and development	7.3%	–	–
Sales and marketing expenses	34.1%	24.5%	18.1%
General and administrative expenses	8.8%	7.1%	6.3%
Other operating income	–	(8.3)%	–

Total operating expenses	98.8%	55.4%	47.9%

Operating profit (loss)	(64.3)%	(17.4)%	(5.3)%

Financing income, net	0.7%	1.6%	1.4%

Net income (loss)	(63.6)%	(15.8)%	(3.9)%

Comparison of Years Ended December 31, 2004 and 2003

        Revenues. Our revenues in 2004 increased by $10.1 million, or 37.9%, compared to 2003, with revenues attributable to product sales accounting for $29.3 million, an increase of $8.1 million, or 38.4%, compared to 2003, and services accounting for $7.5 million, an increase of $2.0 million, or 36.1%, compared to 2003. The increase in product sales revenue in 2004 was attributed mainly to the general growth in the semiconductor industry and also to a moderate increase in revenues from our new product for copper CMP. Revenues from services accounted for 20.5% of total revenues in 2004, as compared to 20.7% of total revenues in 2003.

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

        Cost of Revenues and Gross Profit. Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provision for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2004 was $14.4 million, an increase of $4.1 million, or 40.2%, compared to 2003. This increase is attributable mainly to the increased volume of systems sold. As a percentage of total revenues, our cost of revenues attributable to product sales in 2004 increased to 39.1% from 38.5% in 2003. Inventory write-down did not have significant affect on our cost of goods sold in 2003 and in 2004. Our cost of revenues attributable to services in 2004 was $6.7 million, an increase of $0.4 million, or 7.2%, compared to 2003.

        Our gross profit increased by 54.6% to $15.7 million in 2004 from $10.2 million in 2003. Our gross profit represented 42.6% and 38.0% of our total revenues in 2004 and 2003, respectively. Our gross profits increase from 2003 to 2004 is attributable to the higher volume of systems sold and higher average sales price.

        Research and Development expenses, Net. Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the Office of the Chief Scientist. Our research and development expenses, net, increased 1.2% from $8.6 million in 2003 to $8.7 million in 2004, after offsetting conditional grants received or receivable from the Office of the Chief Scientist of $2.3 million and $1.9 million in 2003 and 2004, respectively. The grants increased from 2003 to 2004 due to additional development programs initiated in 2004 which were approved by the Office of the Chief Scientist. While our 2004 research and development expenses, net, were at levels similar to 2003, they represented 23.6% and 32.1% of our revenues in 2004 and 2003, respectively, due to the significant increase in our revenues in 2004.

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

        Sales and Marketing. Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel and royalties. Our sales and marketing expenses increased 1.7% from $6.5 million in 2003 to $6.7 million in 2004. Sales and marketing expenses represented 18.1% and 24.5%, respectively, of our revenues in 2004 and 2003. This decrease as a percentage of revenue is related to higher volume of revenues in 2004.

        General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses. Our general and administrative expenses increased 22.8% from $1.9 million in 2003 to $2.3 million in 2004. This increase is attributed mainly to the increased operating levels of the Company and to investor relations activity. General and administrative expenses represented 7.1% and 6.3% of our revenues in 2003 and 2004, respectively. The decrease in general and administrative expenses as a percentage of revenues from 2003 to 2004 is a result of an increase in our revenues in 2004.

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

Liquidity and Capital Resources

        As of December 31, 2004, we had working capital of $25.7 million compared to working capital of $30.3 million as of December 31, 2003. This decrease is attributed primarily to our cash investments in long term assets during 2004 and to the increase in inventories and accounts receivables during 2004. Cash and cash equivalents, short-term and long-term deposits and securities held to maturity as of December 31, 2004 were $30.8 million compared to $33.0 million as of December 31, 2003.

        Trade accounts receivables increased from $5.8 million as of December 31, 2003 to $6.9 million as of December 31, 2004. This increase is attributable mainly to the increase in our sales during the second half of 2004 (2004 fourth quarter revenues were $10.0 million compared to $8.1 million in the fourth quarter of 2003). Inventories increased from $4.2 million as of December 31, 2003 to $6.4 million as of December 31, 2004. Typically, during periods of revenue growth, our accounts receivable and inventories increase and represent a use of cash as we expend cash to build inventory and produce and sell systems to customers in advance of receiving cash payment from them.

        Operating activities in 2004 used cash of $1.5 million compared to $5.5 million used cash in 2003. Operating activities in 2004 used less cash relative to 2003 mainly due to an increase in our revenues in 2004. Financing activities generated $0.5 million of cash in 2004, compared to $0.3 million in 2003.

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

        Mr. Barry L. Cox was appointed Chairman of the Board of Directors of the Company in May, 2003.  Since September, 2000, Mr. Cox has worked with Lightspeed Venture Partners in various capacities.  Prior to Lightspeed, Mr. Cox was the Chairman of the Board of Quantum Effect Devices from 1998 to 2000.  Mr. Cox was also the President and CEO of Weitek Corporation and ATEQ Corporation. Prior to ATEQ,  Mr. Cox held various management positions with Intel Corporation, the last of which was President of Intel Europe.  Mr. Cox holds a BS degree in Engineering from the US Air Force Academy and an MBA from Boston University.

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

        Mr. Avi Kerbs has served as a director of Nova since 1993. He serves as the president and chief executive officer of Teuza Management and Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital Company and has served in this capacity since 1991. Teuza-A Fairchild Technology Venture Ltd. is a major shareholder of Nova. He serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs is also a director of DSS Inc., currently traded on Nasdaq Smallcap market and of Bioness Inc . Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and an M.Sc. in Management, both from the Technion, Israel’s Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors, is a Governor of the Haifa University Board of Governors and the Chairman of the Scientific Academic Club of the Haifa University.  Mr. Kerbs was originally appointed to our board of directors by Teuza.

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

        External directors may be elected at our annual general meeting or an extraordinary meeting of our shareholders in a number and manner stipulated by law, namely, for a term of three years which may be renewed for only one additional three year term and requires the affirmative vote of a majority of the shares and in addition either that (i) at least one third (33.33%) of the holders of shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal has not exceeded 1% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed.

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

Item 15. Evaluation of disclosure controls and procedures

        In our initial Report on Form 20-F for the year ended December 31, 2004, we reported that our President and Chief Executive Officer, and our Chief Financial Officer concluded that the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”) were effective as of December 31, 2004 so as to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rule and forms.

        Subsequent to the filing of our initial Report on Form 20-F, and as reported in the 6-K report we filed with the SEC on February 16, 2006 and as discussed elsewhere in this report, we determined that we were required to restate our previously issued financial statements for the year ended December 31, 2004 because the recognition of revenues related to the sale of NovaScan systems which included an option to upgrade the systems’ capabilities and the sale of NovaScan systems which included a trade-in option, was not consistent with generally accepted accounting principles. We then initiated a review of our recognition of revenues in 2004 and for the first three quarters of 2005. As a result of this review, we concluded that we did not properly recognize revenues from multiple deliverables sales arrangements in 2004 which included upgrade commitments or trade-in rights. We also concluded that we did not properly recognize revenues in 2005 from multiple deliverables sales arrangements that included upgrade commitments and from extended warranty contracts.

        As a result of our review, we restated our 2004 financial statements, as described in Note 15 to our Consolidated Financial Statements for the year ended December 31, 2004 (the “Restatement”) which are included elsewhere in this report on Form 20-F/A and our quarterly financial statements for the first three quarters of 2005, which we filed under cover of a Form 6-K in April 2006.

        In connection with the Restatement, our management, under the supervision and with the participation of our President and Chief Executive Officer and our Chief Financial Officer, re-evaluated our “disclosure controls procedures” as of December 31, 2004. Based upon the re-evaluation, our President and Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2004 because at that time we did not have effective controls designed and in place to ensure that revenues relating to multiple deliverables sales arrangements were properly recognized in accordance with generally accepted accounting principles.

        In order to address the failure to have effective controls designed and in place as described above, we have implemented several additional disclosure controls, including a quarterly review of all purchase orders and agreements governing the purchase orders, and stricter controls to ensure that all multiple deliverables sales arrangements are properly approved by management in writing.

        There is no assurance that the disclosure controls and procedures will operate effectively under all circumstances. Nevertheless, our President and Chief Executive Officer, and our Chief Financial Officer believe that with the implementation of above remedial and corrective actions, the controls and procedures are now effective so as to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rule and forms.

        Changes in internal controls

        During the fiscal year ended December 31, 2004 there was no change in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

        However, as discussed above in this Item 15, after the fiscal year, in early 2006, we began implementing new internal controls and procedures as described above.

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

PART III

Item 17. Financial Statements

        Not applicable.

Item 18. Financial Statements

        See pages F-1 through F-21.

Item 19. Exhibits

Number	Description

1.1	Articles of Association (incorporated by reference to exhibit 3.1 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

1.2	First Amendment to the Company's Articles of Association (incorporated by reference to the Company's Current Report on Form 6-K filed on June 4, 2002)

4.1	1997 Stock Option Plan (Plan 2) (incorporated by reference to exhibit 10.1 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.2	Option Plan 3 (incorporated by reference to exhibit 10.2 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.3	Option Plan 4A and 4B (incorporated by reference to exhibit 10.3 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.4	Option Plan 5 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report for 20-F for 2002 filed May 9, 2002

4.5	Option Plan 6 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed December 24, 2002 (registration number 333-102193))

4.6	Employment Agreement between Nova and Giora Dishon (incorporated by reference to exhibit 10.4 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.7	Employment Agreement between Nova and Moshe Finarov (incorporated by reference to exhibit 10.6 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.8	Employment Agreement between Nova and Chai Toren (incorporated by reference to exhibit 10.7 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.9	Employment Agreement between Nova and Ronen Frish (incorporated by reference to exhibit 10.8 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.10	Agreements between Nova and the Office of the Chief Scientist in Israel (incorporated by reference to exhibit 10.10 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.11	Certificate of Approval from the Investment Center in Israel (incorporated by reference to exhibit 10.11 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.12	Lease Agreement between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 20-F filed on May 9, 2002)

4.13	Summary of Lease Agreement between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.15 to the Company's Annual Report on Form 20-F filed on May 9, 2002)

4.14	Letter Agreement between Barry Cox and the Company dated May 15, 2003 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on May 17, 2004 (registration number 333-115556))

4.15	Employee Stock Purchase Plan 1 (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on March 24, 2003 (File No. 33-103981))

4.16	Letter of Indemnification and Exculpation for certain directors, officers and/or employees (incorporated herein by reference Annex A to the Company's Current Report on Form 6-K filed on October 8, 2002)

4.17	Option Plan 7A (incorporated by reference to Exhibit 4.1. to the Company's Registration Statement on Form S-8 filed on May 17, 2004 (registration number 333-115554))

4.18	Option Plan 7B (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on March 7, 2005 (registration number 333-123158)

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed on June 28, 2005)

12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

Number	Description
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

14.1	Consent of Brightman Almagor & Co. (filed herewith)

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

Date: June 12, 2006

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
NOVA MEASURING INSTRUMENTS LTD.

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control of financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 15, the Company has restated its consolidated financial statements as of December 31, 2004.

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

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 16, 2005

Except for Note 15, as to which the date is April 9, 2006

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31,
	2004	2003
	(As restated*)

CURRENT ASSETS
Cash and cash equivalents	$12,171	$26,634
Short-term interest-bearing bank deposits	1,916	711
Held-to-maturity securities	8,583	4,296
Trade accounts receivable (no allowance for doubtful accounts)	6,850	5,804
Inventories (Note 3)	6,354	4,152
Other current assets	1,169	1,244

	37,043	42,841

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,145	1,386
Held-to-maturity securities	5,989	-
Other Long-term assets	382	242
Severance pay funds (Note 6)	2,288	2,024

	10,804	3,652

FIXED ASSETS, NET (Note 4)	2,119	1,425

Total assets	$49,966	$47,918

CURRENT LIABILITIES
Trade accounts payable	$4,795	$5,389
Other current liabilities (Note 5)	6,539	7,102

	11,334	12,491

LONG-TERM LIABILITIES
Liability for employee termination benefits (Note 6)	3,075	2,653
Deferred income	3,831	263
Other long-term liability (Note 9)	145	175

	7,051	3,091

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS' EQUITY (Note 8)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, issued and outstanding 15,308,544
and 15,117,538 shares, respectively	46	46
Additional paid-in capital	73,333	72,785
Deferred stock-based compensation	-	(122)
Accumulated other comprehensive income	8	13
Accumulated deficit	(41,806)	(40,386)

Total shareholders' equity	31,581	32,336

Total liabilities and shareholders' equity	$49,966	$47,918

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED TATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year ended December 31,
	2004	2003	2002
	(As restated*)

REVENUES:
Product sales	$29,274	$21,152	$14,506
Services	7,532	5,536	5,865

	36,806	26,688	20,371

COST OF REVENUES:
Product sales	14,396	10,270	6,752
Services	6,715	6,265	6,601

	21,111	16,535	13,353

GROSS PROFIT	15,695	10,153	7,018

OPERATING EXPENSES:

Research and development expenses, net of participation by the
OCS of $1,926, $2,321 and $1,679, respectively (Note 7)	8,665	8,561	9,894
Technology for use in research and development (Note 9)	-	-	1,478
Sales and marketing expenses	6,647	6,534	6,950
General and administrative expenses	2,331	1,898	1,797
Other operating income (Note 10)	-	(2,203)	-

	17,643	14,790	20,119

OPERATING LOSS	(1,948)	(4,637)	(13,101)

INTEREST INCOME
(net of related expenses of $56, $28 and $30, respectively)	528	425	144

NET LOSS FOR THE YEAR	$(1,420)	$(4,212)	$(12,957)

LOSS PER SHARE

Basic Loss per share	$(0.09)	$(0.28)	$(0.88)

Shares used in calculation of basic loss per share	15,259	14,994	14,786

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
(In thousands)

	Share capital
	Ordinary shares	Deferred shares	Additional Paid-in capital	Deferred stock-based compensation	Accumulated other Comprehensive Income (Loss)	Accumulated Deficit	Total

Balance as of January 1, 2002	$43	$3	$72,774	$(2,073)	$(524)	$(23,217)	$47,006
Employee share-based plans	(*)-		31				31
Amortization of deferred stock- based compensation				1,073			1,073
Forfeiture of employee share options			(191)	191			-
Realization of losses on derivatives					212		212
Realization of losses on investments					312		312
Conversion of deferred shares into ordinary shares	3	(3)					-
Loss for the year						(12,957)	(12,957)

Total comprehensive loss							(12,433)

Balance as of December 31, 2002	$46	$-	$72,614	$(809)	$-	$(36,174)	$35,677

Employee share-based plans	(*)-		318				318
Amortization of deferred stock- based compensation				540			540
Forfeiture of employee share options			(147)	147			-
Increase in fair market value of derivatives					13		13
Loss for the year						(4,212)	(4,212)

Total comprehensive loss							(4,199)

Balance as of December 31, 2003	$46	$-	$72,785	$(122)	$13	$(40,386)	$32,336

Employee share-based plans	(*)-		548				548
Amortization of deferred stock- based compensation				122			122
Forfeiture of employee share options
Decrease in fair market value of derivatives					(5)		(5)
Net loss for the year (As restated (**))						(1,420)	(1,420)

Total comprehensive loss							(1,425)

Balance as of December 31, 2004 (As restated (**))	$46	$-	$73,333	$-	$8	$(41,806)	$31,581

(*) Less than $1, (**) See note 15.

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2 0 0 4	2 0 0 3	2 0 0 2
	(As restated*)

CASH FLOWS - OPERATING ACTIVITIES
Net loss for the year	$1,420	$(4,212)	$(12,957)
Adjustments to reconcile net loss for the year to net cash
used in operating activities - Schedule A	(109)	(1,295)	5,046

Net cash - operating activities	(1,529)	(5,507)	(7,911)

CASH FLOWS - INVESTING ACTIVITIES

Technology for use in research and development	-	-	(1,265)
Increase in short-term and long-term interest-bearing bank deposits	(1,964)	(1,475)	(622)
Decrease (increase) in short-term and long-term held to maturity securities	(10,276)	(3,302)	6,220
Decrease in available for sale securities	-	-	6,644
Additions to fixed assets	(1,242)	(364)	(601)

Net cash - investing activities	(13,482)	(5,141)	10,376

CASH FLOWS - FINANCING ACTIVITIES

Shares issued under employee share-based plans	548	318	31

Net cash - financing activities	548	318	31

Increase (decrease) in cash and cash equivalents	(14,463)	(10,330)	2,496
Cash and cash equivalents - beginning of year	26,634	36,964	34,468

Cash and cash equivalents - end of year	$12,171	$26,634	$36,964

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:

Taxes paid	$65	$67	$53

* See note 15

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A	–	ADJUSTMENTS TO RECONCILE LOSS TO NET CASH USED IN OPERATING ACTIVITIES

	Year ended December 31,
	2 0 0 4	2 0 0 3	2 0 0 2
	(As restated*)

Income and expense items not involving cash flows:

Depreciation	$548	$716	$802

Loss from realization of available for sale securities	-	-	652

Technology for use in research and development	-	-	1,478

Amortization of deferred stock-based compensation	122	540	1,073

Increase (decrease) in liability for employee
termination benefits, net	310	168	(40)

	980	1,424	3,965

Changes in assets and liabilities:

Increase in trade accounts receivable	(1,046)	(2,902)	(1,229)

Decrease (increase) in other current assets and other
long-term assets	(70)	(336)	252

Decrease (increase) in inventories	(2,202)	(1,002)	1,163

Increase (decrease) in trade accounts payable and other
long-term liabilities	(624)	2,011	653

Increase in long-term deferred income	3,568	24	239

Increase (decrease) in other current liabilities	(715)	(514)	3

	(1,089)	(2,719)	1,081

	$(109)	$(1,295)	$5,046

* See note 15

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

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is recorded on the specific identification basis. No allowance was deemed necessary by management.

E.	Held-to-Maturity Securities

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

The Company recognizes revenues upon the shipment of its products to the customer provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations.

In cases of arrangements with multiple deliverables, revenue is typically recognized upon shipment, if collection of the resulting receivable is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. Such undelivered elements in these arrangements typically consist of services and/or upgrades. If vendor-specific objective evidence does not exist for the undelivered elements of the arrangement, all revenue is deferred until such evidence does exist, or until all elements are delivered, whichever is earlier.

Service revenues consist mainly of revenue from maintenance contracts and are recognized ratably over the contract period.

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Stock-Based Compensation (Cont.)

	2 0 0 4	2 0 0 3	2 0 0 2

Pro forma net loss

Net loss for the year, as reported	$(1,420)	$(4,212)	$(12,957)
Deduct - stock-based compensation determined under
APB-25	122	540	1,073
Add - stock-based compensation determined
under SFAS 123	(1,258)	(1,348)	(2,265)

Pro forma net loss	$(2,556)	$(5,020)	$(14,149)

Pro forma loss per share

Basic - as reported	$(0.09)	$(0.28)	$(0.88)

Basic - pro forma	$(0.17)	$(0.33)	$(0.96)

M.	Loss per Share

Loss per share is presented in accordance with SFAS 128 of the FASB, “Earnings per Share.” Pursuant to this standard, basic earnings (loss) per share exclude the dilutive effects of convertible securities and are computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilutive effect of all convertible securities. Due to the anti-dilutive effect, basic loss per share was equal to diluted loss per share for years 2004, 2003 and 2002. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 754,109, 2,608,475 and 2,093,767 in 2004, 2003 and 2002, respectively.

N.	Derivative Financial Instruments

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 138 and SFAS No. 149, requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the fair values of derivative instruments would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

See Note 14 for disclosure of the derivative financial instruments in accordance with such pronouncements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Reclassification

Certain previously reported amounts have been reclassified in these financial statements in order to conform to the 2004 financial statements presentation.

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	New Accounting Pronouncements (Cont.)

(2)	(Cont.)

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

(3)	SFAS No. 153, Exchange of Non-Monetary Assets – In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption in not expected to have a material effect on the Company’s financial position and results of operations.

NOTE 3 -INVENTORIES

A.

	As of December 31,
	2 0 0 4	2 0 0 3

Raw materials	$1,640	$1,050
Work in process	3,444	2,637
Finished goods	1,270	465

	$6,354	$4,152

B.	In the years ended December 31, 2004 and 2003 the Company wrote down inventory in the amounts of $250 and $725, respectively

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4 -FIXED ASSETS, NET

	As of December 31,
	2 0 0 4	2 0 0 3

Cost:
Electronic equipment	$4,341	$3,608
Office furniture and equipment	597	364
Leasehold improvements	1,750	1,695

	6,688	5,667

Accumulated depreciation and amortization:
Electronic equipment	3,140	3,013
Office furniture and equipment	354	226
Leasehold improvements	1,075	1,003

	4,569	4,242

Net book value	$2,119	$1,425

NOTE 5 -OTHER CURRENT LIABILITIES

A.

	As of December 31,
	2 0 0 4	2 0 0 3

Accrued salaries and fringe benefits	$2,667	$2,838
Accrued warranty costs (See B below)	2,915	2,558
Governmental institutions	933	1,249
Other	24	457

	$6,539	$7,102

B.	Accrued warranty costs:

	As of December 31,
	2 0 0 4	2 0 0 3

Balance as of beginning of year	$2,558	$2,276
Services provided under warranty	(2,830)	(1,424)
Changes in provision	3,187	1,706

Balance as of end of year	$2,915	$2,558

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENCIES

A.	The Company has received grants in the aggregate amount of $7,485 from the OCS, as its participation of up to 50% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. During the fourth quarter of 2003, the OCS has approved the Company’s request to allocate $2,203 from the grants provided by it to a specific lithography project, to be repaid as royalties only from sales of lithography products. As a result, the Company has canceled a provision in the total amount of $2,203, made by it mainly in prior years. Such cancellation is included as Other Operating Income in the Statement of Operations for the year ended December 31, 2003. Royalty expense amounted to $0, $656, and $722 for the years 2004, 2003 and 2002, respectively. The balance of the contingent liability to the OCS as of December 31, 2004 was approximately $4,035 (including $2,203 with respect to the lithography project, as mentioned above).

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2007. The minimum rental payments are as follows:

Year	Amount (US dollars)

2005	1,218
2006	1,112
2007	891

Rental expense for the facilities amounted to $1,248, $851 and $884 for the years 2004, 2003 and 2002, respectively.

C.	The Company leases vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2007. The minimum rental payments are as follows:

Year	Amount (US dollars)

2005	652
2006	582
2007	258

Vehicle lease expense amounted to $669, $516 and $665 for the years 2004, 2003 and 2002, respectively.

D.	A major customer who was a related party until August 2001 (the “Former Related Party”), has notified the Company that a lawsuit has been filed against it by a third party. The suit alleges that the Former Related Party, while using the Company’s products, has infringed upon numerous U.S. patents owned by the third party. According to the agreement between the Company and the Former Related Party, the Company is to assume responsibility and to indemnify the Former Related Party for any losses with regard to such suit. The Company is unable to determine at this time with any certainty the ultimate outcome of the aforementioned issue and its effect, if any, on the Company’s financial condition, operating results and business.

E.	On February 2002 the Company signed a technology-license agreement, according to which the Company received a patent usage right as well as equipment in exchange for $1,502 and future payments of royalties of 5% of the net revenues of the products developed from the abovementioned technology. The Company had no liability with respect to such obligation, through December 31, 2004.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Cont.)

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

A summary of the status of the Company’s share option plans as of December 31, 2004, 2003 and 2002, as well as changes during each of the years then ended, is presented below:

	2 0 0 4		2 0 0 3		2 0 0 2
	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price
		(US dollars)		(US dollars)		(US dollars)

Outstanding as of beginning of year	2,621,213	3.38	1,922,402	3.99	2,292,132	3.57
Granted	1,250,000	3.86	1,010,000	2.09	46,500	1.31
Exercised	(138,640)	2.58	(144,180)	1.66	(294,403)	0.11
Terminated	(37,974)	5.81	(72,240)	5.38	(54,041)	4.78
Forfeited	(64,221)	2.30	(94,769)	3.27	(67,786)	3.96

Outstanding as of year end	3,630,378	3.57	2,621,213	3.38	1,922,402	3.99

Options exercisable at year-end	1,575,108		1,290,609		1,149,186

The following table summarizes information about share options outstanding as of December 31, 2004:

Outstanding as of December 31, 2004				Exercisable as of December 31, 2004
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.0025	38,578	1.5	0.0025	38,578	0.0025
2.06	860,169	5.2	2.06	213,455	2.06
2.46-3.69	910,412	3.4	2.735	748,966	2.78
3.4	650,000	6.9	3.4	-	3.4
4.01	417,110	6.4	4.01	-	4.01
5.15	180,000	6.2	5.15	-	5.15
5.16	102,272	2	5.16	102,272	5.16
6.27-7.37	471,837	2.5	6.95	471,837	6.95

	3,630,378			1,575,108

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 – OTHER LONG-TERM LIABILITY

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

NOTE 10 - OTHER OPERATING INCOME

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

NOTE 12 -GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 0 4	2 0 0 3	2 0 0 2
	%	%	%

USA	67	62	61
Europe - primarily Italy, France and
Germany	11	10	16
Japan	18	21	20
Other	4	7	3

Total	100	100	100

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 0 4	2 0 0 3	2 0 0 2
	%	%	%

Customer A	12	14	20
Customer B	3	6	11
Customer C	45	36	30
Customer D	18	29	22

C.	Assets by location

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 15 - RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the financial statements the Company decided to restate its financial statements for the fiscal year ended December 31, 2004, to correctly apply revenue recognition principles relating to certain sales transactions, as described below.

During 2004, the Company sold certain systems to several customers. These transactions included an option to a one-time upgrade of the sold system free of charge for an unlimited period or during a two years period. The Company recognized all revenues from the sales of these systems in 2004. EITF 00-21 Revenue Arrangements with Multiple Deliverables (“EITF”), requires evaluation of each deliverable to determine whether it should be a separate unit of accounting. These transactions are considered multiple deliverables arrangement under the EITF, for which the upgrade right was not delivered. The Company was unable to establish a vendor specific objective evidence (“VSOE”) for the fair value of the upgrade right, therefore all revenues from the sale of these systems have been deferred until such an upgrade will either be exercised or expires. The restated financial statements include the effect of such deferral of revenues and costs related to these transactions.

In another instance in 2004 the Company granted to one of it’s customers trade in rights with decreasing rates of discounts over a period of 5 years. The trade-in right provided the customer with a discount toward the purchase price of a new system that is calculated based on the price of the originally sold systems as follows: if the trade-in is performed during the 1st and 2nd year after the sale – 72% of the price of the originally bought systems; 3rd year – 47%; 4th year – 31%; 5th year – 14%.

The Company recognized all revenues from the sales of these systems in 2004. The Company reached a conclusion that only the portion that is not subject to the discounts schedule above is fixed and determinable. The Company recognized only that portion and will recognize the remaining balance in future periods based on the amounts released from the above discount schedule. The restated financial statements include the effect of such deferral and the directly related costs.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 15 - RESTATEMENT OF FINANCIAL STATEMENTS (Cont.)

The tables below summarize the impact of the aforementioned restatement with respect to the financial statements as of December 31, 2004 and for the year then ended:

Consolidated Statement of Operations:

	Year ended December 31, 2004
	Previously Reported	Adjusted	As Restated

Revenues-Product sales	$33,347	$(4,073)	$29,274

Cost of revenues-Product Sales	15,361	(965)	14,396

Sales and marketing expenses	6,868	(221)	6,647

Operating Profit (Loss)	939	(2,887)	(1,948)

Net income (loss)	1,467	(2,887)	(1,420)

Basic earning (loss) per share	$0.10	$(0.19)	$(0.09)

Consolidated Balance Sheet:

	As of December 31, 2004
	Previously Reported	Adjusted	As Restated

Trade Accounts Receivables	$7,461	$(611)	$6,850

Inventories	5,239	1,115	6,354

Total Current Assets	36,539	504	37,043

Total Assets	49,462	504	49,966

Trade Accounts Payables	5,016	(221)	4,795

Other Current Liabilities	6,389	150	6,539

Total Current Liabilities	$11,405	$(71)	$11,334

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 15 - RESTATEMENT OF FINANCIAL STATEMENTS (Cont.)

Consolidated Balance Sheet (Cont.):

	As of December 31, 2004
	Previously Reported	Adjusted	As Restated

Long Term Liabilities-Deferred Income	$369	$3,462	$3,831

Total Long Term Liabilities	3,589	3,462	7,051

Accumulated Deficit	(38,919)	(2,887)	(41,806)

Total Shareholders Equity	$34,468	$(2,887)	$31,581

EXHIBIT INDEX

Number	Description

1.1	Articles of Association (incorporated by reference to exhibit 3.1 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

1.2	First Amendment to the Company's Articles of Association (incorporated by reference to the Company's Current Report on Form 6-K filed on June 4, 2002)

4.1	1997 Stock Option Plan (Plan 2) (incorporated by reference to exhibit 10.1 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.2	Option Plan 3 (incorporated by reference to exhibit 10.2 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.3	Option Plan 4A and 4B (incorporated by reference to exhibit 10.3 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.4	Option Plan 5 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report for 20-F for 2002 filed May 9, 2002

4.5	Option Plan 6 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed December 24, 2002 (registration number 333-102193))

4.6	Employment Agreement between Nova and Giora Dishon (incorporated by reference to exhibit 10.4 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.7	Employment Agreement between Nova and Moshe Finarov (incorporated by reference to exhibit 10.6 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.8	Employment Agreement between Nova and Chai Toren (incorporated by reference to exhibit 10.7 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.9	Employment Agreement between Nova and Ronen Frish (incorporated by reference to exhibit 10.8 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.10	Agreements between Nova and the Office of the Chief Scientist in Israel (incorporated by reference to exhibit 10.10 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.11	Certificate of Approval from the Investment Center in Israel (incorporated by reference to exhibit 10.11 to the Company's Registration Statement on Form F-1 (registration number 333-11640))

4.12	Lease Agreement between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 20-F filed on May 9, 2002)

4.13	Summary of Lease Agreement between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.15 to the Company's Annual Report on Form 20-F filed on May 9, 2002)

4.14	Letter Agreement between Barry Cox and the Company dated May 15, 2003 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on May 17, 2004 (registration number 333-115556))

4.15	Employee Stock Purchase Plan 1 (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on March 24, 2003 (File No. 33-103981))

4.16	Letter of Indemnification and Exculpation for certain directors, officers and/or employees (incorporated herein by reference Annex A to the Company's Current Report on Form 6-K filed on October 8, 2002)

4.17	Option Plan 7A (incorporated by reference to Exhibit 4.1. to the Company's Registration Statement on Form S-8 filed on May 17, 2004 (registration number 333-115554))

4.18	Option Plan 7B (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on March 7, 2005 (registration number 333-123158)

8	List of Subsidiaries (incorporated by reference to Exhibit 8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 filed on June 28, 2005)

12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

14.1	Consent of Brightman Almagor & Co. (filed herewith)