Form 20-F
period 2005-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2006-06-29
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ________ to _________

Commission File Number 0-030668

NOVA MEASURING INSTRUMENTS LTD.
(Exact name of Registrant as specified in its charter)

Nova Measuring Instruments Ltd.	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona 76100, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, nominal value NIS 0.01 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

15,457,471 Ordinary Shares, NIS 0.01 nominal (par) value per share, as of December 31, 2005

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐      Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

- i -

Introduction

          In this Annual Report, the “Company,” “Nova,” “we” or “our” refers to Nova Measuring Instruments Ltd. and its consolidated subsidiaries, when the context requires.

          The consolidated financial statements and selected consolidated financial data as of December 31, 2001, 2002, 2003, 2004 and 2005 and for each of the years in the five-year period ended December 31, 2005 (the “Consolidated Financial Statements”), included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Cautionary Statement Regarding Forward-Looking Statements

          Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result,” “are expected to,” will continue,” “is anticipated,” “estimate,” “project,” “believe,” “plan”, or similar expressions identify “forward looking statements.” Such statements, including statements relating to our anticipated sales, revenues and expenses in 2006, our expectations with respect to our ability to gain market share, add additional process equipment manufacturers as partners and to develop and introduce new products, possible outcomes of the litigation in which we are involved, possible outcomes of our efforts to consummate and integrate our pending acquisition or of our efforts to identify, complete and integrate future acquisition, anticipated growth of the semiconductor industry and metrology markets and expected changes in the semiconductor industry, are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions. Various other factors that could cause our actual results to differ materially are set forth in “Risk Factors” starting on page 3 and elsewhere herein.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

          Not applicable.

Item 2. Offer Statistics and Expected Timetable

          Not applicable.

Item 3. Key Information

          Selected Financial Data

          The following selected consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited Consolidated Financial Statements included elsewhere in this report. These financial statements have been prepared in accordance with U.S. GAAP, and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2002 and 2001 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5, Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2001	2002	2003	2004	2005

	(in thousands, except per share data)

Consolidated Statement of Operations Data:

Revenues	$21,171	$20,371	$26,688	$36,806	$30,142

Cost of revenues	16,470	13,353	16,535	21,111	19,306

Gross profit	4,701	7,018	10,153	15,695	10,836

Operating expenses:
Research and development expenses, net	13,253	9,894	8,561	8,665	9,301

Sales and marketing expenses	6,852	6,950	6,534	6,647	6,950

General and administrative expenses	3,032	1,797	1,898	2,331	3,626

Other operating expenses (income)	1,025	1,478	(2,203)	-	-

Total operating expenses	24,162	20,119	14,790	17,643	19,877

Operating loss	(19,461)	(13,101)	(4,637)	(1,948)	(9,041)

Financing income, net	2,587	144	425	528	627
Net loss	$(16,874)	$(12,957)	$(4,212)	$(1,420)	$(8,414)

Loss per share:

Loss per share	$(1.16)	$(0.88)	$(0.28)	$(0.09)	$(0.55)

Shares used in calculation of basic and diluted loss per share	14,578	14,786	14,994	15,259	15,437

	December 31,

	2001	2002	2003	2004	2005

	(in $ thousands)

Consolidated Balance Sheet Data:

Working capital	45,529	34,574	30,350	25,709	14,834

Total assets	59,564	49,008	47,918	49,966	42,339

Capital stock (including additional paid-in capital)	70,747	71,851	72,709	73,379	73,682
Shareholders’ equity	47,006	35,677	32,336	31,581	23,444

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

          The semiconductor capital equipment market and industries, which are highly cyclical, experienced in 2004 significant increases in sales and decline of more than 10% in sales in 2005. During the first quarter of 2006, however, the market and industries changed direction and exhibited the first signs of an upturn. Although we rely on market research companies, we cannot predict the length and strength of the downturns or expansions. Furthermore, we have only a limited ability to reduce expenses during any industry downturn because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. As a result, during future downturns, we may incur additional losses greater than those we incurred in the past.

Our inability to reduce spending during a protracted slowdown in the semiconductor industry could reduce our prospects of achieving profitability.

          Historically, we have derived all of our revenues, and we expect to continue to derive all of our revenues, from sales of our products and related services to the semiconductor industry. Our business depends in large part upon capital expenditures by semiconductor manufacturers, which in turn depend upon the current and anticipated demand for semiconductors. The semiconductor industry has experienced severe and protracted cyclical downturns and upturns. During cyclical downturns, we have in the past experienced, and will likely in the future experience, material reductions in the demand for the type of capital equipment and process technology that we offer and our sales and revenues might decline again. In addition, our ability to reduce expenses in response to any downturn or slowdown in the rate of capital investment by manufacturers in these industries may be limited because of:

•	our continuing need to invest in research and development,

•	our capital equipment requirements, and

•	our extensive ongoing customer service and support requirements worldwide.

As a result, we may have difficulty achieving profitability.

If we do not respond effectively and on a timely basis to rapid technological change, our ability to attract and retain customers could be diminished, which would hurt our sales and ability to remain competitive.

          The semiconductor manufacturing industry is characterized by rapid technological change, new product introductions and enhancements and evolving industry standards. Our ability to remain competitive and generate sales revenue will depend in part upon our ability to develop new and enhanced systems at competitive prices in a timely and cost-effective manner and to accurately predict technology transitions. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate the future demand for products. If we fail to correctly anticipate future demand for products, our sales and competitive position will suffer. In addition, the development of new measurement technologies, new product introductions or enhancements by our competitors could cause a decline in our sales or loss of market acceptance of our existing products.

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

If any of our systems fail to meet or exceed our internal quality specifications, we cannot ship them until such time as they have met such specifications. If we experience significant delays or are unable to ship our products to our customers as a result of our internal processes, or for any other reason, our business and reputation may suffer.

          Our products are complex and require technical expertise to design and manufacture. Various problems occasionally arise during the manufacturing process that may cause delays and/or impair product quality. We must actively monitor our manufacturing processes to ensure that our products meet our internal quality specifications. Any significant delays stemming from the failure of our products to meet or exceed our internal quality specifications, or for any other reasons, would delay our shipments. Shipment delays could harm our business, revenues and reputation in the industry.

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

          Since our inception in 1993, we have incurred net losses in every year other than in 1998 and 2000 and may incur a net loss in 2006 or in future years. As of December 31, 2005, we had an accumulated deficit of approximately $50 million. We plan to continue similar levels of our aggregate product development, sales and marketing and administrative expenses over the next 12 months. Accordingly, to achieve profitability in 2006, we will need to significantly increase our sales. In the future, our sales may not grow and we may not achieve profitability.

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

          Our quarterly operating results have fluctuated significantly in the past, and we expect this trend to continue. A principal reason is that we derive a substantial portion of our revenue from the sale of a relatively small number of systems to a relatively small number of customers. As a result, our revenues and results of operations for any given quarter may decrease due to factors relating to the timing of orders by, shipments of systems and timing of recognizing these revenues. Furthermore, our quarterly results are affected by the highly cyclical nature of the semiconductor capital equipment market and industries.

          We also have a limited ability to predict revenues for future quarterly periods and, as a result, face risks of revenue shortfalls. If the number of systems we actually ship, and thus the amount of revenues we are able to record in any particular quarter, is below our expectations, the adverse effect may be magnified by our inability to adjust spending quickly enough to compensate for the revenue shortfall.

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

          Although the market for integrated process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete with Nanometrics Inc., Therma-Wave Inc. and Rudolph Technologies Inc., which manufacture and sell integrated process control systems. In addition, we compete with established manufacturers of conventional stand-alone measurement equipment, such as KLA-Tencor Corp., and original semiconductor equipment manufacturers, such as Tokyo Electron Ltd. Established companies, both domestic and foreign, compete with our product line, and new competitors are entering our market. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

          We believe that the semiconductor capital equipment market is undergoing consolidation. A number of suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies Inc. acquired August Technologies Inc. and in 2006 Nanometrics Inc. acquired Soluris Inc. and signed an agreement to acquire Accent Technologies. We believe that similar acquisitions and business combinations involving our competitors and customers may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer service, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing and support resources, of competitors involved in these acquisitions could permit them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors or customers could jeopardize our competitive position.

We may not be successful in our efforts to consummate and integrate our pending acquisition of HyperNex Inc. or in our efforts to identify, complete and integrate future acquisitions, which could disrupt our current business activities and adversely affect our results of operations or future growth.

          On April 24, 2006 we entered into an Asset Purchase Agreement with HyperNex, Inc. and its shareholders, providing for the acquisition of substantially all the assets of HyperNex and the assumption of certain specified liabilities. The consummation of the acquisition of HyperNex is being delayed because of the refusal of a key supplier of HyperNex to consent to the assignment of its contract with HyperNex to Nova. We have commenced litigation against the key supplier generally asserting that it is unreasonably withholding its consent to the assignment, contrary to the terms of its contract with HyperNex. The proceedings are at a very early stage and we cannot predict the outcome of the litigation. Similarly, we cannot predict whether we will be able to consummate our pending acquisition of HyperNex. For more information regarding the HyperNex acquisition see “Material Contracts” beginning at page 55.

          The pending acquisition of HyperNex and any future acquisition involve many risks, including the risks of:

•	diverting management’s attention from our ongoing business concerns;

•	entering markets in which we have no direct prior experience;

•	improperly evaluating new services, products and markets;

•	being unable to maintain uniform standards, controls, procedures and policies;

•	being unable to integrate new technologies or personnel;

•	incurring the expenses of any undisclosed or potential liabilities; and

•	the departure of key management and employees.

          If we are unable to successfully complete the acquisition or to effectively integrate HyperNex or any future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure you that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing, integration of personnel with disparate business backgrounds and corporate cultures, integration of different point-of-sale systems and other technology and managing relationships with other business partners.

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

          Sales of our systems depend, in significant part, upon our customers adding new manufacturing capacity or expanding existing manufacturing capacity, both of which involve a significant capital commitment. We may experience delays in finalizing sales following initial system qualification while a customer evaluates and approves an initial purchase of our systems. In general, for new customers or applications, our sales cycle takes between three and 24 months to complete. During this time, we may expend substantial funds and management effort, but fail to make any sales. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which we have little or no control.

Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property would harm our competitive position.

          We have obtained 49 U.S. patents and have 25 U.S. patent applications pending. In addition, we have obtained 29 non-U.S. patents and have more than 60 non-U.S. patent applications pending.

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

          Furthermore, we may be required to institute legal proceedings to protect our intellectual property. If such legal proceedings are resolved adversely to us, our competitive position and/or results of operations could be harmed. For additional information on our intellectual property, including information regarding a patent infringement lawsuit we commenced against Nanometrics Inc., and information regarding a patent infringement lawsuit Nanometrics commenced against us, see “Intellectual Property” starting on page 21 of this report.

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

          Any litigation of this type, even if we are ultimately successful, could result in substantial cost and diversion of time and effort by our management, which by itself could have a negative impact on our profit margin, competitive position and ability to develop and market new and existing products. For additional information on our intellectual property, including information regarding a civil action we commenced against Nanometrics Inc., and information regarding a civil action Nanometrics commenced against us, see “Intellectual Property” starting on page 21 of this report.

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

          If our principal shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, the market price of our ordinary shares may fall. As of December 31, 2005 we had 15,457,471 ordinary shares outstanding, of which 10,975,051 shares were held by nine shareholders.

Because four of our shareholders control approximately 51.6% of our ordinary shares, they can control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

          As of April 30, 2006, four of our shareholders controlled approximately eight million, or 51.6%, of our ordinary shares. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s articles of association. Even if these four shareholders do not vote together, each has the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s article of association. For additional information on our major shareholders, see “Major shareholders” on page 46.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our growth and revenues.

          Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Although most of our sales are currently being made outside Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Conflicts between Israel and Palestinian militant groups have been ongoing. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. The resumption of hostilities in the region, and the on-going tension in the region, have a negative effect on the stability of the region which might have negative effect on our business and harm our growth and revenues. For further detail see “Political and economic conditions in Israel” starting on page 36.

Our operations may be disrupted by the obligation of key personnel to perform military service.

          Some of our executive officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually. This time-period may be extended by the Military Chief of General Staff and the approval of the Minister of Defense or by a directive of the Minister of Defense in the event of a declared national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. To date, our operations have not been materially disrupted as a result of these military service obligations, and no executive officer or key employee was recruited for any significant time period. Any disruption in our operations due to such obligations would adversely affect our ability to produce and market our existing products and to develop and market future products.

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

          We receive conditional grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. We are also eligible to receive tax benefits under Israeli law for capital investments that are designated as “approved enterprises.” To maintain our eligibility for these programs and tax benefits, we must continue to meet certain conditions, including paying royalties related to grants received and making specified investments in fixed assets. Some of these programs also restrict our ability to manufacture particular products and transfer particular technology, which was developed as part of the “approved enterprises” outside of Israel, by requiring approval of the research and development committee nominated by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor under applicable law. Such approval may be given only if the recipient abides by all the provisions of the law and related regulations. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted.

          If we fail to comply with these conditions in the future, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. In 2003, 2004 and 2005, we recorded an aggregate of $2.3 million, $1.9 million and $1.9 million, respectively, in conditional grants under Israeli government programs. As of December 31, 2005, our contingent liability to the Office of the Chief Scientist for grants received was approximately $5.7 million. See also Note 7A to our consolidated financial statements contained elsewhere in this report. From time to time, we submit requests for new grants from the Office of the Chief Scientist and for expansion of our approved enterprise programs. These requests might not be approved. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations. In addition, if we increase our activities outside Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

Any shareholder with a cause of action against us as a result of buying, selling or holding our ordinary shares may have difficulty asserting a claim under U.S. securities laws or enforcing a U.S. judgment against us or our officers, directors or Israeli auditors.

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

We may be classified as a passive foreign investment Company and, as a result, our U.S. shareholders may suffer adverse tax consequences

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

          We believe that in 2005 we were not a passive foreign investment company. Nonetheless, because of the difficulty determining the value of our assets, there is a risk that we were a passive foreign investment company in 2005. Currently we expect that we will not be a passive foreign investment company in 2006. However, passive foreign investment company status is determined as of the end of the full tax year and is dependent on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, there can be no assurances that we will not become a passive foreign investment company for the current fiscal year ending on December 31, 2006 or any future year. For a discussion on how we might be characterized as a passive foreign investment company and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

Item 4. Information on the Company

History and Development of the Company

          Nova Measuring Instruments Ltd. was incorporated in May 1993 under the laws of the State of Israel. We commenced operations in October 1993 to design, develop and produce integrated process control systems for use in the manufacture of semiconductors, also known as integrated circuits or chips. In October 1995, we began manufacturing and marketing systems for chemical mechanical polishing processes. We have since expanded our product offering to include systems designed for chemical vapor deposition, lithography and etch, and are continuing to develop new products and additional applications for our current products. These new offerings have not yet contributed a material amount to our sales.

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

          Our main office, research and development and production facilities are located in Israel at the Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona. Our telephone number at our main office is +1-972-8-938-7505. Our agent for service of process in the U.S. is Mr. David Gitlin, of Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, PA 19103.

Overview

          We are a worldwide leading designer, developer and producer of integrated process control metrology systems used in the manufacture of semiconductors and a leading designer, manufacturer and producer of stand-alone process control metrology systems. Metrology systems measure various thin film properties, critical circuit dimensions and layer-to-layer circuit alignment, known as overlay, during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide, either directly or through process equipment manufacturers. Of the 20 semiconductor manufacturers that had the highest capital equipment expenditures in 2005, 18 use our systems. The majority of our metrology systems are sold to process equipment manufacturers. These process equipment manufacturers integrate our metrology systems into their process equipment which is then sold to the semiconductor manufacturers. Our systems were first installed in 1995 and, since that time, we have sold more than 1,350 metrology systems.

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

          Prior to the introduction of our integrated metrology systems, process control was achieved through stand-alone measurement equipment. Stand-alone measurement equipment requires semiconductor manufacturers to interrupt the manufacturing process sequence, remove sample silicon wafers from the process equipment and place the silicon wafers on the stand-alone measuring or inspection tool. In contrast, our integrated metrology approach is based upon patented measuring methods that enable us to produce optical measuring systems that are small enough to be integrated directly inside many types of semiconductor process equipment. We believe our integrated approach offers considerable advantages over the conventional stand-alone approach to metrology control, enabling manufacturers using our integrated equipment to reduce costs and to improve production efficiency, yield and quality.

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

Our Market

          Growth of the Semiconductor Industry and the Metrology Market

          The use of semiconductor devices continues to increase. Semiconductors are no longer used solely in personal computers and computer systems, but also in wireless communications, Internet infrastructure, Internet access devices, automobiles, portable electronic devices and other advanced consumer electronics. As a result of the increasing demand for semiconductors, the semiconductor industry has experienced significant growth over the past eight to 10 years, despite a severe downturn between 2000 and 2003. According to the Semiconductor Industry Association, worldwide sales of semiconductors decreased from $223 billion in 2000 to $178 billion in 2003, then increased to $220 billion in 2004 and $235 billion in 2005. Over the past decade, the increased use of semiconductors has driven demand for additional semiconductor manufacturing capacity. In turn, the addition of semiconductor manufacturing capacity, whether through new construction or refurbishment of existing manufacturing facilities, has been a driver of demand for metrology systems such as those we produce.

          The increased use of semiconductors has been accompanied by in increase in their complexity. Due to the creation of new applications and markets for semiconductors, suppliers and manufacturers are faced with an increasing demand for new products that provide greater functionality and higher performance at lower prices. As a result, many new complex materials, structures and processes are being introduced to semiconductor manufacturing. New materials include copper, low- and high-k dielectrics, silicon-on-insulator, silicon-germanium, strained silicon and raised source/drain. Manufacturers are also increasingly moving toward 300 mm silicon wafers from 200 mm silicon wafers. While 300 mm wafers can yield up to twice as many integrated circuits as 200 mm wafers, larger wafers increase manufacturing challenges. For example, because 300 mm wafers can bend or bow more than twice as much as 200 mm wafers, they are more susceptible to damage. The larger area of 300 mm wafers also makes it more difficult to maintain film uniformity across the entire wafer. Semiconductors also continue to move toward smaller feature sizes and more complex multi-level circuitry. The increase in complexity of semiconductors and the resulting increase in the complexity and cost of the semiconductor manufacturing process has also been a driver of demand for metrology systems.

          The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983 to over $3 billion for facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, in the future will grow at a rate greater than the overall process equipment market since process control equipment is in the future expected to consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

          The Need for Greater Overall Equipment Efficiency

          We believe that one of the major challenges to achieving improvements in semiconductor manufacturing cost productivity is continuously improving equipment productivity. Overall equipment efficiency, that is, the percentage of time that processing equipment is utilized to produce wafers, is used as a metric to quantify the productivity of a processing tool. The major factors affecting productivity are equipment downtime, qualification time, mis-processing and operator skills. We believe that in order to improve cost productivity, earn an acceptable return on their investment in capital equipment and to meet the demand for improved semiconductor device performance, semiconductor manufacturers must find ways to improve overall equipment efficiency.

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

—

Change to 300-millimeter wafers. The transition in wafer size from 200-millimeter diameter to 300-millimeter diameter that began in 1999more than doubles the number of integrated circuits per wafer. Maintaining process uniformity across these larger wafers is more difficult. Processing larger wafers also increases the cost of mistakes caused by both the larger number of integrated circuits per wafer and the greater complexity (and, therefore, cost) of processing larger wafers. Thus, with 300 mm wafers, the need for effective metrology to quickly detect and correct errors in the manufacturing process has increased. In addition, new metrology equipment is needed to accommodate the larger wafer size. It is forecasted that in 2006 80% of equipment sales will towards 300mm processing.

—

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

          In order to address the increasing costs associated with these trends, we believe semiconductor manufacturers must enhance manufacturing productivity. One way to enhance productivity is through improvements in process control, with a greater emphasis on metrology as part of process control. As part of this emphasis on metrology, manufacturers are taking more measurements to characterize each step of the semiconductor manufacturing process, new and enhanced measurement techniques are being used to provide meaningful data and the data provided is being used in new ways to enhance the manufacturing process. We believe that the demand for advanced process control systems that address the evolving needs of semiconductor manufacturers will continue to drive the growth in the market for process control systems, and integrated process control systems in particular.

          We believe integrated metrology systems provide semiconductor manufacturers with the greatest opportunity to increase the productivity and yields of their equipment, thereby increasing their profitability. Therefore, we plan to continue to maintain a major focus on the integrated metrology market. However, recognizing that a significant number of semiconductor manufacturers will continue to rely upon stand-alone equipment, we intend to leverage our market leading position in the integrated metrology market and our metrology expertise to deepen our penetration of the stand-alone metrology market. Furthermore, the technological and operational trends within the semiconductor manufacturing industry that are strengthening the need for more effective process control solutions can sometimes be addressed through the use of stand-alone metrology equipment, although, we believe, that greater efficiency can be achieved through the use of integrated metrology systems.

The Nova Approach

          Integrated Metrology

          Our integrated metrology systems provide semiconductor manufacturers with more effective and efficient process control by measuring wafers and their properties without removing the wafer from the process equipment. All our products use our patented measuring methods that enable us to produce optical measuring systems that are small enough to be incorporated directly inside many types of equipment used in semiconductor processing. Integrated systems measure the wafer within the actual process environment, reducing labor and wafer handling as well as the risk of contamination of or damage to the wafer. In addition, we believe that our systems deliver significant increases in overall equipment efficiency through advanced process control, along with improving wafer-to-wafer uniformity, all with minimal operator intervention.

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

          We believe our integrated process control systems and solutions provide several important advantages to semiconductor manufacturers, enabling manufacturers to:

—

utilize the process equipment wafer handling system to allow measurement of the sample wafers while processing other wafers and avoid the need for the costly additional wafer handling required by stand-alone metrology systems;

—	perform the measurements without removing the wafer from the process equipment, increasing the efficiency of the process and decreasing the risk of contamination;

—	reduce capital costs of the fabrication facility by increasing overall equipment efficiency and reducing labor costs and necessary clean room area;

—	reduce the amount of time required to qualify process equipment that is usually idle during qualification steps, thus, minimizing costly equipment down-time;

—	reduce the number of test wafers; and

—	detect processing errors as early as possible.

          We believe that as semiconductor manufacturers demand greater efficiency from their manufacturing equipment, process equipment manufacturers will increasingly seek to offer their customers integrated metrology in their tools to lower costs and increase overall efficiency. We believe the drive toward more efficient manufacturing operations in the face of increasing complexity will continue the trend of adopting integrated metrology solutions such as those we offer to multiple processes.

          Stand-alone Metrology

          We believe that our integrated metrology systems offer significant advantages over traditional stand-alone systems. We do, however, believe that a significant number of semiconductor manufacturers will continue to primarily use stand-alone metrology equipment for most of their manufacturing processes. In order to be able to serve all the metrology needs of our customers, whether integrated or stand-alone, we plan to leverage our position in integrated metrology to increase our offerings and market penetration for stand-alone systems.

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

Our Technology

          We believe that our technological and engineering expertise and research and development capabilities allow us to develop and offer new products and technologies to meet the ever-changing demands of the semiconductor industry. We have applied our technological and engineering expertise to develop a wide range of integrated and stand-alone products for the CMP, copper CMP, etch and lithography processes. Because of our open architecture policy, our integrated metrology solutions can work with most models of CMP and etch tools made by the major process equipment manufacturers, for both 200 mm and 300 mm applications. In addition, to our knowledge, only our integrated metrology systems can be used to retrofit existing 200 mm process equipment, giving us a significant advantage over our competitors.

          Our suite of technological capabilities includes:

—

Ellipsometry. Ellipsometry is a non-contact, non-destructive optical measuring technique used to measure very accurately the thickness and other properties of transparent thin films. When a surface is exposed to a polarized light laser, Ellipsometers measure the change in the reflected light’s polarization. By using multiple light angles and multiple wavelengths, Ellipsometry can provide accurate and reliable measurement of a wide range of film thicknesses, film materials and film stacks.

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

          The measurement channels that we use in our metrology products are unique and protected by patented intellectual property. Our measurement channels include: polarized normal incidence spectral reflectometer/ellipsometer; multi-angle oblique incidence spectral ellipsometer; and multi-focal image overlay microscope. In addition, we are developing additional measurement channels including: multi-angle, multi-wavelength, null ellipsometer; eddy current micro-probe and phase imaging profilometer. In addition to these proprietary measurement channels, we are also seeking to acquire new measurement channels from third parties.

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

Products

          Our products include metrology systems for thin film measurement in chemical mechanical polishing and chemical vapor deposition applications; optical topography systems for use in post-copper chemical mechanical polishing applications; and optical critical dimension systems for lithography and etch applications. Our integrated thickness monitoring system for chemical mechanical polishing processing control enables wafer-to-wafer closed loop control. We offer several models of this integrated thickness monitoring systems, depending on polisher type and end-user requirements. These metrology systems address a broad range of metrology requirements of our end-user and process equipment manufacturer customers. Both our integrated and stand-alone systems incorporate patented optical scanning, dynamic auto-focus, unique pattern recognition for arbitrarily oriented wafers and proprietary algorithms for in-water measuring of two layers simultaneously. We offer several different product models that are tailored to both conventional chemical mechanical polishing equipment as well as to newer, high throughput polishers. Following is a summary of our products.

Thin Film Process Control

—

The NovaScan 840 combines high-speed measurement and effective handling, enabling measurement of wafers both before and after polishing. While we no longer market this system, this system and prior generations were our main revenue source in 2001 and prior years.

—

The NovaScan 2020 and 2040 are the second generation of integrated thickness monitoring systems with enhanced spectral range, responding to the needs of the industry for emerging chemical mechanical polishing high-end applications of thin films and complex layer stacks. The 2020 model was introduced to the market in the end of 2000, and since then has replaced the NovaScan 840 and accounted for the majority of our sales for 200 mm production lines. The NovaScan 2040 was introduced in 2002 and is the fastest integrated film thickness 200 mm measurement system in the market today.

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

—

The NovaScan 2020Cu has the same basic platform as the NovaScan 2040, with additional hardware and software improvements, enabling the system to answer the unique requirements of copper chemical mechanical polishing monitoring. The system went through several beta tests during 2001 and 2002 and was released for sale in the beginning of 2003. This product did not generate significant revenues in 2004 or 2005, and we do not expect it to generate significant revenues in the following years.

—

The NovaScan 3030Cu has same basic platform as the NovaScan 3030, with additional hardware and software improvements, enabling the system to answer the unique requirements of 300 mm copper CMP monitoring. The system went through field-testing during 2002 and was released for sale in the beginning of 2003. This product generated approximately 10% of our revenues in 2005 and we currently do not expect it to generate a significantly higher portion of our revenues in the coming years.

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

—

The NovaScan 3090 CMP system is a scatterometry-based system for the chemical mechanical polishing metrology needs measuring thin films thicknesses in one, two or three dimensions. The system went through field-testing and was released for sale in 2005. We expect this system to account for a significant portion of our revenues in 2006.

—

The NovaScan 3090 CD system is a scatterometry-based system for measuring the critical dimensions (CD) and profiling lines and trenches on 200 mm and 300 mm wafers. The system went through field-testing during 2003 and was released for sale in 2004. The systems are sold as integrated metrology systems and as stand-alone systems with third-party automation modules.

—

The NovaScan 3090 SA is similar in performance to the NovaScan 3090 CD, providing full two and three dimension profiling capabilities in a stand-alone configuration. The systems are utilized in lithography, etch, thin film deposition and chemical mechanical polishing process. The system was released for sale in 2005.

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

          While we continue to emphasize our integrated metrology solutions, we offer our products as stand-alone equipment as well, thereby significantly expanding our potential customer base. Revenues from stand-alone systems, however, were not a significant portion of our revenues in 2005. Furthermore, our revenues remain substantially dependent on sales of our CMP product line.

Research and Development

          We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in thin film metrology, and include measurement instruments, optical modeling, image acquisition, pattern recognition, equipment integration and fab automation. Our research and development staff consists of about 90 highly skilled members, including independent contractors. Our staff includes 25 scientists holding Ph.D. degrees and about 30 persons holding M.S. degrees. Since June 2003, our research and development operations have been certified as ISO9001/2000 quality standard.

          The process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product line is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2003, 2004 and 2005, our research and development expenses, net of participation by the Office of the Chief Scientist, were $8.6 million, $8.7 million and $9.3 million, respectively, representing 32%, 24%, and 31% of our respective total revenues for those years. We anticipate that our research and development expenses, net, will be approximately $9 million in 2006.

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

Intellectual Property

          Our success depends in part upon our ability to protect our intellectual property. We, therefore, have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. We have been granted 49 U.S. patents and 29 non-U.S. patents and hold an exclusive license to one U. S. patent. The U.S. patents we hold have expiration dates ranging from 2014 to 2023. We also have 25 U.S. patent applications pending and more than 60 applications pending in other countries. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. We have also registered four trademarks in the United States and two trademarks in countries other than the United States.

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

          In March 2005, we filed a civil action in the United States District Court for the Northern District of California against Nanometrics Inc. seeking to enforce our United States Patent No. 6,752,689. This patent relates to an integrated optical measuring system. In the civil action, we seek an injunction against Nanometrics from infringing patent No. 6,752,689, monetary damages for willful infringement, attorneys fees and costs and expenses. Nanometrics has filed a counterclaim seeking judgment declaring the patent invalid, that Nanometrics does not infringe the patent and awarding Nanometrics costs and fees.

          While we believe our patent is valid and enforceable, if the patent is invalidated, our competitors will likely be able to freely use the technology subject to the patent and our competitive position could be harmed. We cannot predict the outcome of the litigation or the extent of any harm we may suffer if our patent is declared invalid. Furthermore, we have incurred and it is likely that we will continue to incur, substantial costs which may be material. In addition, the litigation may divert management’s time and attention from other matters.

          In April 2006 Nanometrics filed a civil action in the United States District Court for the Northern District of California against us and our wholly-owned subsidiary, Nova Inc. alleging infringement of its United States Patent No. Re:34,783. This patent relates to measurements reflectance of materials. In the civil action, Nanometrics seeks an injunction monetary damages for willful infringement, attorneys fees, and costs and expenses. We filed our answer and counterclaim in May 2006, seeking a declaration that Nanometrics’ patent is invalid and unenforceable, and that neither us nor Nova Inc. infringe the patent. While we believe that Nanometrics’ claims are without merit and intend to aggressively defend against them, we cannot predict the outcome of the litigation. If the outcome of the litigation is adverse to us, we may become subject to significant liabilities, including treble damages; be required to seek licenses from Nanometrics or third parties, which licenses may not be available on reasonable terms or at all, or be prevented from selling our products. Any adverse outcome could be material. Furthermore, we have incurred and it is likely that we will continue to incur, substantial costs in connection with this litigation which may be material. In addition, the litigation may divert management’s time and attention from other matters.

          From time to time, we receive communications from others asserting that our products infringe or may infringe their intellectual property rights. Typically, our in-house patent counsel investigates these matters and, where appropriate, retains outside counsel to provide assistance. Other than the litigation with Nanometrics described above we are not presently involved in any material legal proceeds in which a third party has asserted that we have violated their intellectual property rights.If, however, we become involved in any such litigation and its outcome is adverse to us, it may result in a loss of proprietary rights, subject us to significant liabilities, including treble damages in some instances, require us to seek licenses from third parties which may not be available on reasonable terms or at all, or prevent us from selling our products. Furthermore, any litigation relating to intellectual property, even if we are ultimately successful, could result in substantial costs and diversion of time and effort by our management. This in and of itself could have an negative impact on us.

          While, other than the litigation with Nanometrics described above, we are not currently involved in any material legal proceedings in which a third party has asserted that we have violated their intellectual property rights, we have become aware of a United States patent held by a competitor, which may be interpreted to cover some aspects of the products we sell in the United States. Nonetheless, we have not received any indications of intention to enforce this patent or any notice from the competitor with respect to this patent. In addition, the patent is being reexamined by the United States Patent and Trademark Office (“USPTO”), is unenforceable at this time, and may or may not survive the reexamination. If the USPTO decides to allow the patent to stand in some reexamined form, it is possible that the competitor could seek to enforce the patent rights against certain of our products sold in the United States, seeking damages, an injunction, or requiring us to pay royalties for a license. While we believe that we would be successful in any litigation seeking to enforce those patent rights, the ultimate outcome of any litigation or other legal proceedings cannot be predicted.

          For additional information regarding our intellectual property, see “Our Technology” starting on page 18.

Our Customers, Sales and Marketing

          Our two pronged, integrated sales and marketing strategy involves marketing our products directly to semiconductor manufacturers in addition to process equipment manufacturers in order to create demand for our products. We believe that the pricing structure of our NovaReady integration package enables process equipment manufacturers to increase their margins, and that the features and benefits of our systems can improve equipment yields, overall equipment efficiency and increase productivity, creating an incentive for process equipment manufacturers to promote our products to semiconductor manufacturers. At the same time, we believe that semiconductor manufacturers, eager to improve their own margins through increased factory throughput and yield improvements, will demand that the equipment they employ incorporate or use metrology systems such as those we manufacture. We believe that by marketing directly to end users as well as to process equipment manufacturers, we are able to ensure that both parties are aware of the wide range of benefits that our products can deliver, and that we are able to continuously enhance our products with functionality demanded by these two distinct types of customers.

          To further enhance our marketing efforts, we have established a system of integrated sales and support activities with key process equipment manufacturers. This allows us to provide comprehensive and long-term application support directly to semiconductor manufacturers. We expect to continue to add new process equipment manufacturers as partners as we introduce new integrated process control systems that can be integrated with different types of equipment.

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

          We serve all sectors of the integrated circuit manufacturing industry including logic, ASIC, foundries and memory manufactures. Our end user and process equipment manufacturer customers are located in different countries, including Japan, Korea, Singapore, Taiwan, the U.S. and various European countries.

          The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	Year ended December 31,

	2003	2004	2005

	(in thousands)

U.S.	$9,422	$15,943	$9,945
Europe	5,360	4,905	1,990
Japan	5,953	6,132	6,666
Asia-Pacific	5,953	9,826	11,541

Total	$26,688	$36,806	$30,142

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

	Year ended December 31,

	2002	2003	2004	2005

Total revenues from five largest customers	86%	87%	82%	83%

Range of revenues from five largest customers	4%-30%	3%-36%	3%-45%	2%-48%

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

          The highly competitive nature of the market for semiconductor capital equipment affects our ability to successfully implement our marketing and sale efforts. Competitive factors in the market for integrated process control systems include technological leadership, system performance, ease of use, reliability, cost of ownership, technical support and customer relationships. For integrated process control, an adequate business model, internal organization and unique process equipment manufacturer agreements and partnerships are also significant factors. We believe we compete favorably on the basis of these factors in the markets we serve.

          Our current integrated products primarily compete with products manufactured by Nanometrics Inc. While we believe that in 2006 the successful launch of our NovaScan 3090 family of products will allow us to compete effectively, we expect our integrated products to face intense competition in 2006 and in the coming years. In the scatterometry field, which is a new application field in the semiconductor industry, used in CMP and etch processes, we face intense competition in both integrated and stand-alone metrology, from several companies.

Manufacturing

          In order to leverage the relatively high volume of integrated systems we manufacture and to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our manufacturing operations received the ISO 9002 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001/2000 requirements.

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

          We have the capacity to produce up to 80 systems per quarter in our current facilities. Currently, we are operating at approximately 70% of that capacity.

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

Capital Expenditures

          Our capital expenditures are primarily for network infrastructure, computer hardware and software, leasehold improvements of our facilities and system demonstration tools. None of these assets are held as collateral or guarantee other obligations. For additional information on our capital expenditures, see “Liquidity and Capital Resources” starting on page 34.

Properties and Equipment

          Our main facilities, located in Ness-Ziona, Israel, occupy approximately 5,500 square meters, including: approximately 1,300 square meters of production facilities, approximately 3,000 square meters of research and development offices (including approximately 300 square meters of laboratories) and approximately 1,200 square meters of headquarters, sales and marketing, service and support and administration facilities. Our current lease commitment relating to our facilities in Israel expires at the end of 2007.

          Our U.S. subsidiary leases approximately 400 square meters in Arizona and 300 square meters in Santa Clara for use as a pre-sale and support facility. Our Japanese and Taiwan subsidiaries lease approximately 200 and 300 square meters for use as a service and pre-sale facility, respectively. At the end of 2005 our Netherlands subsidiary closed it’s offices which occupied approximately 100 square meters.

          We believe that our facilities and equipment are in good operating condition and adequate for their present usage.

Government Regulation

          For information relating to the impact of certain government regulations on our business, see “Conditional Grants from the Office of the Chief Scientist” starting on page 35.

Item 5. Operating and Financial Review and Prospects

          Information in this Operating Review and Financial Prospects Section should be read in conjunction with our Consolidated Financial Statements and notes thereto which are included elsewhere in this report.

Executive Overview

          We are a worldwide leading designer, developer and producer of integrated metrology systems for the semiconductor manufacturing industry and a leading designer, developer and producer of stand-alone metrology systems for the semiconductor industry. Our metrology systems are used to take precise measurements of semiconductors during the manufacturing process to control the manufacturing process and increase the productivity of the manufacturing equipment. We market and sell our metrology systems to semiconductor process equipment manufacturers and directly to semiconductor manufacturers.

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

          In 2003, demand for semiconductors started to increase and, as a result, demand for capital equipment by semiconductor manufacturers also increased. This increased demand continued in 2004. Accordingly, our financial results for 2003 and 2004 improved. In 2005, however, demand for capital equipment decreased and the decrease is reflected in our financial results for 2005, in which we suffered steeper losses than in 2003 and 2004. As the industry began an upcycle toward the end of 2005 and current market research forecasts a growth of about 10% in the semiconductor capital equipment market for 2006, we are hopeful that we will be able to increase revenues in 2006. However, we cannot predict with certainty how long the industry upturn will last and whether we will be able to increase our sales and revenues.

          We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2005, product sales produced 72.9% of our total revenues and services produced 27.1%. Presently, we have no long-term debt and continue to finance our operations mainly from the proceeds of our initial public offering in 2000. As of the end of 2005, we had working capital of $14.8 million, including cash and cash equivalents, short-term deposits and held to maturity securities of $22.8 million, and no long-term debt.

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

          When evaluating the performance of the Company, our management tends to focus on several financial metrics and several qualitative areas such as: warranty cost per system and warranty costs as a percentage of sale price; costs of production and costs of production as a percentage of sales; inventory as a percentage of yearly sales; days sales outstanding; and the mixture of our sales and geographical distribution of installations of our systems at end users sites compared to industry capital equipment trends. In 2005 and 2004, warranty costs amounted to approximately 10% of sale price. Factors that affect warranty costs include the number of systems installed in a specific site or territory and the maturity of the products. Costs of production include materials, labor, and write-off per product during product life time, and ranged from 34% to 44% of the sale price in 2005, depending on the product. Factors that affect cost of production include sales volume, product configuration, product maturity, and actual sale price. Our average inventory levels in 2005 and 2004 were approximately 21% and 16% of yearly sales, respectively. In 2005, average days sales outstanding for total revenues were 65, and ranged between 57 and 71 days over the four quarters of 2005. Geographical distribution analysis of installation at end users sites of our products reveals an increase in the installation of our products in Japan from 15% of sales in 2004 to 22% in 2005 and in Asia-Pacific (excluding Japan) from 32% of sales in 2004 to 38% in 2005. This trend is in line with the industry capital equipment trend of higher investments in Japan and in the Asia-Pacific region in 2004 and 2005. In 2006, the Company intends to continue to focus on these regions and seek to increase its market share in strategic accounts sites.

Significant Events in 2005 and Outlook for 2006

          For Nova, the most significant event in 2005 was the release of the new NovaScan 3090 product family following a delay of about six months. As a result of the delayed introduction of the new NovaScan 3090, we lost some of our market share to a competitor and suffered a decrease in our revenue. In addition, in 2004 and 2005, our relationship and integration with a major equipment manufacturer for the etch process led to several joint evaluation processes in strategic accounts creating the potential for multiple systems sales in the etch segment in future years.

          In the first half of 2005, we saw a mild slowdown in the semiconductor equipment industry. This trend, together with the loss of three strategic end user accounts to our competition, were the main reasons for our 50% revenues decline in the first quarter of 2005 compared to the fourth quarter of 2004. Recent semiconductor and industry projections, however, indicate the industry is expected to return to growth in 2006. If the industry returns to growth, we believe semiconductor manufacturers will seek to add capacity and accelerate production, resulting in increased demand for capital equipment, including metrology systems such as those we sell. We are also selling our NovaScan 3090 products in several strategic accounts and we expect to regain market share in 2006.

          Other trends in the industry include the move toward more complex semiconductor devices and the adoption of more sophisticated manufacturing techniques. We believe these trends are positive developments for the semiconductor metrology market because, as semiconductors and their manufacture become more complex and sophisticated, manufacturers will increasingly look to make their operations more efficient. Metrology systems can help deliver that efficiency. For additional information on industry trends, see Item 4 “Information on the Company” starting on page 12.

          Nova will focus in 2006 on continuing development of its current chemical mechanical polishing (“CMP”), copper CMP and optical critical dimension systems as well as investing in the products and technologies included in its long-term strategy. Over the next three years, Nova anticipates introducing future generations of its current products and new product to address the advancing technology trends toward feature sizes of 45 nm and below and new processes and materials. We believe that in 2006 our opportunities will most likely come from the increased need for monitoring and control resulting from decreasing feature sizes, and the accelerating move to 300 mm equipment and new materials. The main challenges and risks we see are to be “on time” with the right process control solutions to meet the needs of our existing customers and new customers. In order to address these risk and challenges, we are working closely with leading customers’ development process groups and with the leading process equipment manufacturers. The purpose of working closely with customers and process equipment manufacturers is to receive from them as early as possible information and feedback on the metrology and process needs of the upcoming new manufacturing processes and materials. We believe receiving this information as early as possible will assist us in developing metrology solutions to meet the new needs of the semiconductor industry. In tandem with this type of long term development, our ongoing marketing activity supports our current products with short term improvements to answer the customers’ ongoing needs and to make required changes.

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

Revenue recognition

          We recognize revenues upon the shipment of our products to the customer or provision of support service, provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations.In cases of arrangements with multiple deliverables, revenue is typically recognized upon shipment, if collection of the resulting receivable is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate a portion of the total fee to any undelivered elements of the arrangement. Such undelivered elements in these arrangements typically consist of services and/or upgrades. If vendor-specific objective evidence does not exist for the undelivered elements of the arrangement, all revenue is deferred until such evidence does exist, or until all elements are delivered, whichever is earlier. When transactions involve newly introduced products or when customers specify acceptance criteria that cannot be demonstrated prior to the shipment, we defer the relevant revenues.

          Service contracts (which sometimes include application support) generally specify fixed payment amounts for periods longer than one month, and are recognized on a straight line basis over the term of the contract. Revenue from sale of spare parts is usually recognized upon shipment of the parts.

Allowances for doubtful accounts

          We review on an on-going basis the need for allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. When determining what allowance, if any, to make for doubtful accounts, we review many factors, including our history of relatively few write-offs, customer relationships and customers’ creditworthiness. Based on this review, we estimate the amount of accounts receivable, if any, we may be unable to collect and allowances for doubtful accounts may be required. To date, based upon management’s review, no allowance for doubtful accounts was deemed necessary. If the financial condition of our customers were to deteriorate, their ability to make payments could be impaired and our estimates could prove to be inaccurate. If significant, allowances for doubtful accounts could have a material adverse effect on our financial results.

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

Inventories write-off

          We value our inventory at the lower of the actual cost or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. As demonstrated during 2001, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand, which could lead to losses. In addition, our industry is characterized by rapid technological change, frequent new product developments, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

          For a discussion of other significant accounting policies used in the preparation of our financial statements and recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements contained elsewhere in this report.

Operating results

Overview

          A significant portion of our revenues historically has been derived from customers in the United States of America, and we expect that this trend will continue, although we expect that U.S. sales as a percentage of total sales may decrease as our total sales and sales to other geographic areas, particularly Asia, increase. In 2003, 62% of our revenues were derived from U.S. customers, 10% were from European customers, 21% were from Japanese customers, and 7% were from Asian (other than Japanese) customers. In 2004, 67% of our revenues were derived from U.S. customers, 11% were from European customers, 18% were from Japanese customers, and 4% were from Asian (other than Japanese) customers. In 2005, 66% of our revenues were derived from U.S. customers, 11% were from European customers, 18% were from Japanese customers, and 5% were from Asian (other than Japanese) customers.

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

	2003	2004	2005

USA	36%	41%	33%
Europe	20%	12%	7%
Japan	22%	15%	22%
Asia-Pacific	22%	32%	38%

Total	100%	100%	100%

          Historically, a substantial portion of our revenues has come from a small number of customers. In 2003, 2004 and 2005, our five largest customers accounted for 87%, 82 % and 83% of our revenues, respectively. In 2003, 2004 and 2005, our single largest customer accounted for 36%, 45% and 48% of our revenues, respectively. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered being major customers and the percentage of our revenue represented by each major customer may vary from period to period. Therefore, the loss of any one of our major customers could materially and adversely affect us.

          The sales cycle for our systems typically ranges from three to 24 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the introduction of a new type of system to a production line. We have a relatively low backlog. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2005, our inventory levels at the end of each quarter ranged from $5.8 million to $6.9 million. We planned our 2005 inventories for sales of 200 mm systems and 300 mm systems according to our expectation that approximately 70% of equipment sales would be for 300 mm equipment and that the NovaScan 3060 would account for most of our sales of 300 mm systems. Actual sales in 2005 were similar to this plan. In 2006, we anticipate proliferation of the new NovaScan 3090 product series for the 300 mm market, and expect that 50% of our 300 mm sales will derive from NovaScan 3090 products and 50% from NovaScan 3060 products. If our actual sales are significantly different from our expectations, we may have to write-off some of our inventory.

          We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified within 12 months. As of December 31, 2005 we had an insignificant backlog. In general, because shipment dates may be changed and customers may cancel or delay orders with little or no penalty, our backlog as of any particular date may not be a reliable indicator of actual sales for any succeeding period. We do not maintain any reserves for cancellations or variations in our customers’ orders because historically cancellations and variations have been insignificant. In addition, if a cancellation occurs, we may be able to sell the equipment to other customers.

          Our revenues decreased 18% in 2005 following 38% increase in 2004 and 31% increase in 2003.

          The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues Year ended December 31,

	2003	2004	2005

Revenues from products sale	79.3%	79.5%	72.9%
Revenues from services	20.7%	20.5%	27.1%

Total revenues	100.0%	100.0%	100.0%

Cost of products sale	38.5%	39.1%	37.9%
Cost of services	23.5%	18.3%	26.2%

Total cost of revenues	62.0%	57.4%	64.1%

Gross profit	38.0%	42.6%	35.9%

Operating expenses:
Research and development expenses, net	32.1%	23.5%	30.8%
Sales and marketing expenses	24.5%	18.1%	23.1%
General and administrative expenses	7.1%	6.3%	12.0%
Other operating income	(8.3)%	–	–

Total operating expenses	55.4%	47.9%	65.9%

Operating loss	(17.4)%	(5.3)%	(30.0)%

Financing income, net	1.6%	1.4%	2.1%

Net Loss	(15.8)%	(3.9)%	(27.9)%

Comparison of Years Ended December 31, 2005 and 2004

          Revenues. Our revenues in 2005 decreased by $6.7 million, or 18.1%, compared to 2004, with revenues attributable to product sales accounting for $22.0 million, a decrease of $7.3 million, or 24.9%, compared to 2004, and services accounting for $8.2 million, an increase of $0.6 million, or 8.3%, compared to 2004. The decrease in product sales revenue in 2005 was attributed to the competition in the 300 mm integrated metrology market, including the delay in introduction of our NovaScan 3090 product series during 2004, and also to the general slowdown in the semiconductor industry in the first half of 2005. Revenues from services accounted for 27.1% of total revenues in 2005, as compared to 20.4% of total revenues in 2004. The increase in the percentage of our revenues from services is attributed mainly to an increase in service contracts revenues and a decrease in revenues from product sales.

          We expect that sales from our main integrated process control product line targeting the CMP market, including dielectric and copper, will continue to account for a substantial portion of our revenues for at least the next year, and that the new product lines sales (integrated and stand-alone process control systems for etch) will gradually become more significant following wider market adoption of integrated metrology for etch. As our revenues are largely dependent upon the sale of systems for CMP processing, any decrease in demand for our CMP products would have a material adverse affect on us. In 2006, we expect service revenue to increase relative to 2005 as the warranty periods for additional systems will expire and we expect customers to buy service contracts for these systems.

          Cost of Revenues and Gross Profit. Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provision for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2005 was $11.4 million, a decrease of $3.0 million, or 20.8%, compared to 2004. This decrease is attributable mainly to the decreased volume of systems sold. As a percentage of total revenues, our cost of revenues attributable to product sales in 2005 decreased to 37.9% from 39.1% in 2004. This decrease is attributable to the mixture of products sold. Inventory write-down did not have significant affect on our cost of goods sold in 2005 or in 2004. Our cost of revenues attributable to services in 2005 was $7.9 million, an increase of $1.2 million, or 17.5%, compared to 2004. This increase is attributable to an increase in labor and material costs relating to service contracts and installations at new customer sites.

          Our gross profit decreased by 31.2% to $10.8 million in 2005 from $15.7 million in 2004. Our gross profit represented 35.9% and 42.6% of our total revenues in 2005 and 2004, respectively. Our gross profits decrease from 2004 to 2005 is attributable mainly to the lower volume of systems sold.

          Research and Development expenses, Net. Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the Office of the Chief Scientist. Our research and development expenses, net, increased 7.3% from $8.7 million in 2004 to $9.3 million in 2005, after offsetting conditional grants received or receivable from the Office of the Chief Scientist of $1.9 million in 2005 and 2004, each. In 2005 research and development expenses, net, represented 30.9% of our revenues compared to 23.5% of our revenues in 2004, due to the significant decrease in our revenues in 2005.

          Approximately $5 million of our research and development expenses, net, in 2005, resulted from our research and development efforts relating to the introduction of new NovaScan 3090 models for the next manufacturing technology nodes and creating a new technology infrastructure for scatterometry based metrology solutions. We believe that meeting the needs of semiconductor manufacturers with respect to the manufacture of semiconductors with features ranging from 90 nm to below 45 nm will allow us to maintain our position as a market leader in integrated process control equipment. The balance of the research and development expenses, net, was related to current products activities, such as engineering improvements, new versions of software and application support and developments, as well as to new software products for scatterometry based metrology and also to developing a technology infrastructure for next generation metrology tools, both for stand-alone and for integrated metrology market segments.

          Sales and Marketing. Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel and royalties. Our sales and marketing expenses increased by 6% from $6.6 million in 2004 to $7.0 million in 2005. Sales and marketing expenses represented 23.1% and 18.1%, respectively, of our revenues in 2005 and 2004. This increase as a percentage of revenue is related to lower volume of revenues in 2005.

          General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses. Our general and administrative expenses increased 55.6% from $2.3 million in 2004 to $3.6 million in 2005. This increase is attributed mainly to increase of legal expenses of about $0.6 million mainly due to Nanometrics IP infringement law suit and executives retirement payments of about $0.3 million. General and administrative expenses represented 6.3% and 12.0% of our revenues in 2004 and 2005, respectively. The increase in general and administrative expenses as a percentage of revenues from 2004 to 2005 is a result of a decrease in our revenues in 2005 and the increase of our general and administration expenses as described above.

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

Liquidity and Capital Resources

          As of December 31, 2005 we had working capital of $14.8 million compared to working capital of $25.7 million as of December 31, 2004. This decrease is attributed primarily to decrease in cash and cash equivalents during 2005 and to the increase in trade account payables and other liabilities during 2005. Cash and cash equivalents, short-term and long-term deposits and securities held to maturity as of December 31, 2005 were $22.8 million compared to $30.8 million as of December 31, 2004.

          Trade accounts receivable decreased slightly from $6.85 million as of December 31, 2004 to $6.84 million as of December 31, 2005. Inventories increased from $6.4 million as of December 31, 2004 to $6.6 million as of December 31, 2005.

          Operating activities in 2005 used cash of $7.4 million compared to $1.8 million in 2004. Operating activities in 2005 used more cash relative to 2004 mainly due to the increased operational losses in 2005. Financing activities generated $0.5 million of cash in 2004, compared to $0.3 million in 2003.

          The following table describes our investments in capital expenditures during the last three years:

	2005		2004		2003

	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad

			(in dollar thousands)
Electronic equipment	1,176	41	844	78	310	22
Office furniture and equipment	13	2	230	3	6	9

Leasehold improvements	48	2	79	8	6	11

Total	1,237	45	1,153	89	322	42

          The investment in capital expenditures was financed mainly from the cash reserves of the Company. The increase in capital expenditures for electronic equipment in 2004 and 2005 was due to our investments in information systems improvements (software and hardware), electronic equipment used in our research and development labs and systems for our demonstration centers and application development. Although we currently have no significant capital commitments, we expect to spend approximately $1.5 million on capital expenditures in the next 12 months, mainly for information systems improvements (software and hardware), electronic equipment used in our research and development labs and manufacturing clean room facilities in Israel.

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

          With regard to usage of hedging financial instruments and the impact of inflation and currency fluctuations, see “Quantitative and Qualitative Disclosures About Market Risk” starting on page 65.

Off-balance sheet arrangements

          We do not have and are not party to any off-balance sheet arrangements.

Contractual Obligation

          As of December 31, 2005 we had contractual obligations as described in the following table:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in dollar thousands)
Operating Lease Obligations	2,808	1,607	1,201	–	–
Purchase Obligations	4,507	4,507	–	–	–
Other Long Term Liabilities	195	95	100	–	–

Total	7,510	6,209	1,301	–	–

Research and Development

          For information regarding our research and development activities, see “Research and Development” starting on page 21.

Conditional Grants from the Office of the Chief Scientist

          Under the Law for the Encouragement of Industrial Research and Development, 1984, a qualifying research and development program is eligible for conditional grants of up to 50% of the program’s expenses. The program must be approved by a committee of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. The recipient of the conditional grants is required to return the grants by the payment of royalties on the revenues derived from using the grants. Current regulations promulgated under the law provide for the payment of royalties to the Office of the Chief Scientist ranging from 3% to 6% on the revenues derived from using the conditional grants until 100% of the grants are repaid. Conditional grants received under programs approved after January 1, 1999 will accrue interest at an annual rate of the 12-month LIBOR applicable to dollar deposits. Royalties are paid in NIS linked to the dollar at the exchange rate in effect at the time of payment. Following the full payment of such royalties and interest, there is generally no further liability for payment.

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

          As of December 31, 2005 we received conditional grants from the Office of the Chief Scientist totaling $8.9 million. Because the implementation of regulations raising royalty rates to between 3% and 6% has been deferred, we are obligated to pay royalties of 3% of revenues derived from sales of products funded with these grants. As of December 31, 2005, our contingent liability to the Office of the Chief Scientist for conditional grants received was approximately $5.7 million. See also Note 7A to our consolidated financial statements contained elsewhere in this report.

          The funds available for Office of the Chief Scientist conditional grants were reduced for 2004 and 2005, and the Israeli authorities have indicated that the government may further reduce or abolish Office of the Chief Scientist grants in the future. Even if these conditional grants are maintained, we might not receive Office of the Chief Scientist grants in the future and cannot presently predict the amount of any grants we might receive.

          In addition to royalty-bearing grants from the Office of Chief Scientist, in 2005, we participated in two programs sponsored by the Office of Chief Scientist. In one program, we are a member of a research consortium comprised of several Israeli high technology companies, which are engaged in the development of multimedia on-line technology. In the other program, we are cooperating with a research institute in Israel for the development of advanced measurement techniques. In both programs, the Office of Chief Scientist contributes 66% of the approved research and development budget for the research consortium and the members of the research consortium contribute the remaining 34%. No royalties from this funding are payable to the Israeli government. Expenses in excess of the approved budget are borne by the consortium members. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right to utilize and implement such technology without having to pay royalties to the developing consortium member. As of December 31, 2005, we had received approximately $2.3 million in grants from the Office of Chief Scientist in connection with these programs.

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

          Military Service. Generally, all male adult citizens and permanent residents of Israel under the age of 45, (doctors – under the age of 49) are, unless exempt, obligated to perform up to approximately 36 days of military reserve duty annually. Generally, male adult citizens and permanent residents of Israel over the age of 45 and under the age of 54 are, unless exempt, obligated to perform up to approximately 13 days of military reserve duty annually, (doctors up to approximately 21 days). Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of the Company’s officers and employees are currently obligated to perform annual reserve duty. While the Company has operated effectively under these requirements since it began operations, no assessment can be made as to the full impact of such requirements on the Company’s workforce or business if conditions should change, and no prediction can be made as to the effect on Company of any expansion or reduction of such obligations.

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

Item 6. Directors, Senior Management and Employees

          The following is the list of senior management and directors:

Name	Age	Position

Giora Dishon	61	President, Chief Executive Officer, Director and Co-Founder
Moshe Finarov	54	Chief Technology Officer, Director and Co-Founder
Micha Brunstein*	62	Chairman of the board
Avi Kerbs *	59	Director
Joseph Ciechanover *	72	Director
Alon Dumanis *	56	Director
Lauri Hanover */**	46	External Director
Dan Falk *	61	External Director
Dror David *	37	Chief Financial Officer, Vice President of Resources
Gabi Seligsohn *	40	Executive Vice President, Sales and Marketing

*	Each one of these persons beneficially owns less than one percent of the Company’s ordinary shares.

**	External Director with financial expertise.

Our directors (other than the external directors) serve as such until the Company’s next annual general meeting of shareholders. Our external directors, in accordance with Israeli law, serve for a three-year term, which may be renewed for only one additional three-year term. Ms. Lauri Hanover was elected in 2000 and was reelected in 2003. Mr. Dan Falk was elected in 2005.

          Effective as of April 28, 2006, Mr. Barry L. Cox resigned from his position as Chairman and member of the Board of Directors of the Company.

          Effective as of September 29, 2005, Dr. Karey Holland resigned from her position as a member of the Board of Directors of the Company.

          Effective of June 19, 2006, Dr. Micha Brunstein was named as the chairman of the Board of Directors.

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

          Dr. Moshe Finarov is a co-founder of Nova Measuring Instruments and a member of the Board of Directors. He has served as Chief Technology Officer and VP Technology since Nova’s formation in 1993. From 1989 to 1993 he served as Senior Physicist at Orbotech Ltd. and from 1974 to 1988 he was employed at PULSAR and ENIMS Scientific Research Institutes in Moscow. Dr. Finarov holds a Ph.D in Semiconductor Physics and M.Sc in Microelectronics from Moscow Steel & Alloys Institute. He is named on approximately 30 US patents and published approximately 40 papers.

          Dr. Micha Brunstein was elected as director of Nova during November 2003 by the other members of the board of directors, and thereafter by annual shareholders meetings. As described above, effective of June 19, 2006, Dr. Micha Brunstein was named as the chairman of the Board of Directors of Nova. During the years 1990 to 1999, Dr. Brunstein served as a Managing Director of Applied Materials Israel Ltd. Prior to that, Dr, Brunstein served as President of Opal Inc. and as a Director of New Business development in Optrotech Ltd. At present, Dr. Brunstein serves as the chairman and board member of Ham-let Ltd., a company whose stock is traded in the Tel Aviv Stock Exchange, and Valor Computerized Systems Ltd., whose stock is traded in the Frankfurt Stock Exchange. Dr. Brunstein holds B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and M.Sc. and Ph.D. degrees in Physics from the Tel Aviv University.

          Mr. Avi Kerbs has served as a director of Nova since 1993. He serves as the president and chief executive officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital Company and has served in this capacity since 1991. Teuza-A Fairchild Technology Venture Ltd. is a major shareholder of Nova. He serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and an M.Sc. in Management, both from the Technion, Israel’s Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors, is a Governor of the Haifa University Board of Governors and the Chairman of the Scientific Academic Club of the Haifa University. Mr. Kerbs was originally appointed to our board of directors by Teuza.

          Mr. Joseph Ciechanover has served as a director of Nova from October 1996 until December 1998 and again from February 2000 until the present. He is the founder and president of the Challenge Fund-Etgar L.P., a venture capital firm holding approximately 2% of Nova’s outstanding shares, and served as chairman of the board of El-Al Israel Airlines from 1995 until 2001. He served as a chairman of Israel Discount Bank from 1986-1993 and the president and a member of the board of directors of PEC Israel Economic Corporation, a diversified investment company which merged later into Discount Investment Corp. Since 1995, Mr. Ciechanover has been a member of the board of directors of United Retail Group, Inc. and serves on the audit compensation committees. United Retail Group, Inc.’s stock is publicly traded in the United States. Mr. Ciechanover holds a law degree from the Hebrew University in Jerusalem, an L.L.M. from the University of California at Berkeley and a Ph.D. in philosophy from Boston University.

          Dr. Alon Dumanis, is the Chief Executive Officer of Docor International Management, a Dutch venture capital, subsidiary of The Van-Leer Group Foundation. Dr. Dumanis serves either as Chairman or as a member of the Board of Directors of various companies. Dr. Dumanis is a member of the Board of Directors of Tadiran Communications and formerly, a member of the Board of Directors at El Al Israel Airlines (TASE-LY) and Board of Directors of Inventech Investments Co. Ltd. (TASE-IVTC), a major shareholder. Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force with the rank of Brigadier General. Dr. Dumanis currently serves as chairperson and member of several national steering committees and is the author of many papers published locally and internationally in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University in the United States.

          Ms. Lauri Hanover has been a Director of the Company since 2000 and was appointed as the Company’s external director in accordance with the provisions of Israeli law. Ms. Hanover was nominated by the Board of Directors to serve as the board member who has accounting and financial expertise. Ms. Hanover has served as Senior Vice President and Chief Financial Officer of Lumenis Ltd., a company publicly traded in the United States, since 2004. She previously served as Corporate Vice President and Chief Financial Officer of NICE Systems Ltd. from 2000 to 2004 and as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. from March 1997 until 2000. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller, at Scitex Corporation Ltd. Ms. Hanover holds a bachelor’s degree in finance from the Wharton School of Business and a Bachelor of Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds a master’s degree in business administration from New York University. Ms. Hanover has served as an external director on the Board of Directors of Nur Macroprinter Ltd. since 2003. Nur Macroprinter is publicly traded in the United States.

          Mr. Dan Falk was appointed as the Company’s external director in accordance with the provisions of the Israeli law in 2005. Mr. Falk is a business consultant to public and private companies. During 1999 to 2000 Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV. Before that, Mr. Falk served as Executive Vice President and CFO of Orbotech Ltd. Mr. Falk serves as a member of various companies boards of directors such as Orbotech Ltd., Nice Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., ClickSoftware Technologies, Ltd., Orad Hi-tech Systems Ltd., Jacada Ltd., Dmatek Ltd., Poalim Ventures1, Plastopil Ltd. (all of which are companies publicly traded in the United States or other countries) and Netafim Ltd.

          Mr. Dror David has served as Chief Financial Officer and Vice President of Resources of Nova since August 2005. From 1998 to 2005, he served in various managerial positions in Nova including Vice President of Finance, Operations Manager, and Global Controller. From 1994 to 1998 Mr. David served as an Audit and Tax Consultant with Brightman, Almagor & Co.. Mr. David holds a B.A. in Accounting & Economics from the Bar-Ilan University and M.B.A from the Derby University of Britain.

          Mr. Gabi Seligsohn was appointed Executive Vice President, Global Business Management Group, in August 2005. Having joined Nova in 1998, Mr. Seligsohn has served in several key positions in the company. From August 2002 until August 2005 he was President of Nova’s US Subsidiary, Nova Inc. Previous to that he was Vice President Strategic Business Development at Nova Inc. where he established Nova’s OEM group managing the Applied Materials and Lam Research accounts between the year 2000 to 2002. From 1998 to 2000 he served as global strategic account manager for the Company’s five leading customers. Mr. Seligsohn joined Nova after two years service as Sales Manager for key financial accounts at Digital Equipment Corporation. Mr. Seligsohn holds an LLB from the University of Reading in England.

Voting agreement

          We are not aware of any voting agreement currently valid.

Compensation

          The aggregate direct remuneration paid or payable to all 13 persons partial who served in the capacity of director or executive officer during 2005 (including persons who served partial term) was approximately $1,000,000 including approximately $224,000, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers and $100,000 for executives’ retirement payments.

          External directors of the Company receive remuneration comprised of: an annual payment in the amount of NIS 30,708 (approximately $6,840) and an additional payment per meeting of NIS 1,143 (approximately $255).

          The total amount paid or payable to the directors, including external directors, for 2005 was $114,000. In 2004, this amount was $105,000 and in 2003 - $122,000.

          As of May 15, 2003, we entered into an agreement with Mr. Barry L. Cox according to which Mr. Cox served as chairperson of our board of directors. Under the agreement, Mr. Cox was entitled to gross annual compensation of $50,000 as well as a one-time grant of an option to purchase up to 50,000 ordinary shares of the Company, at the fair market value of the shares at the time of grant. The option vests during a three-year period so that a third of the entire amount granted to Mr. Cox shall be exercisable upon each anniversary of the grant. Mr. Cox has resigned from the Board effective April 28, 2006. On June 19, 2006 (following the recommendations of the Compensation Committee and the Audit Committee), the Board of directors approved the severance arrangements with Mr. Barry Cox continuing payment of his compensation through the end of 2006 in a total amount of $25,000. These payments have not yet been approved by our shareholders.

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

          On November 1, 2005, the Company’s Audit Committee and on November 2, 2005 the Company’s Board of Directors resolved (i) that the monthly gross salary of Dr. Dishon shall be increased to 57,000 NIS (approximately $12,000) starting on July 1, 2005 and (ii) that the monthly gross salary of Dr. Finarov shall be increased to 53,000 NIS (approximately $11,500) starting on July 1, 2005. In June, 2006, the Company’s Audit Committee and the Company’s Board of Directors approved further increases in the salaries of Drs. Dishon and Finarov as well as the allocation of additional options. These changes in the terms of compensation for Dr. Dishon and Dr. Finarov have not yet been approved by our shareholders.

          During June, 2006, Dr. Micha Brunstein was named as the chairman of the Board of Directors of the Company. Following the recommendations of the Compensation Committee and the Audit Committee, the Board of Directors resolved that Dr. Brunstein will be entitled to gross annual compensation of $110,000 and to the grant of an option to acquire 100,000 of the Company’s ordinary shares pursuant to the Company’s Option Plan 8. Dr. Brunstein’s salary and the option grant have not yet been approved by our shareholders.

          On November 10, 2004, the Company’s Board of Directors and the Company’s Audit Committee, in each case after all of directors and external directors gave notification of their personal interest in such resolutions, approved the issuance of options to directors as set forth below.

Name of directors	Position	# of options

Giora Dishon	Director, CEO & President	70,000

Moshe Finarov	Director & CTO	60,000

Barry Cox	Former Chairman of the board	10,000

Micha Brunstein	Director	10,000

Avi Kerbs	Director	10,000

Joseph Ciechanover	Director	10,000

Alon Dumanis	Director	10,000

Lauri Hanover	External Director	10,000

Karey Holland	Former External Director	10,000

          The options were granted in December 2004 subject to shareholder approval, which was given on September 29, 2005. The options are subject to the terms and conditions of the Company’s Option Plan 7B. Subject to any permitted acceleration of vesting, the options vest over a period of between one and four years and their term may not exceed seven years from the date of grant. The exercise price of these options is $3.40 per share.

          On July 30, 2005, the Company’s Audit Committee (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution) and the Company’s Board of Directors (in which all directors, including both external directors, have notified the Company of their personal interest in the approval of said resolution), approved the grant of options to directors as set forth below:

Name of directors	Position	# of options

Giora Dishon	Director, CEO & President	63,000

Moshe Finarov	Director & CTO	54,000

Barry Cox	Former Chairman of the board	9,000

Micha Brunstein	Director	9,000

Avi Kerbs	Director	9,000

Joseph Ciechanover	Director	9,000

Alon Dumanis	Director	9,000

Lauri Hanover	External Director	9,000

Karey Holland	Former External Director	9,000

          These grants were approved by the shareholders on September 29, 2005. The grant of the above options is subject to the terms and conditions of the Company’s Option Plan 7C. Subject to any permitted acceleration of vesting, the options vest over a period of between one and four years and their term may not exceed seven years from the date of grant. The exercise price of these options will be the fair market value of the Company’s shares on the date of grant, unless otherwise determined by the Board of Directors. The grant of the above options is subject to receipt of a letter of consent from the Israeli Securities Committee, receipt of a letter of consent from the Tel-Aviv Stock Exchange and the effectiveness of a Registration Statement on Form S-8 with respect to the ordinary shares underlying the options.

          On July 31, 2005, the Company’s Board of Directors (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution) and the Company’s Audit Committee (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution), approved the recommendation of the Company’s Compensation Committee to approve a plan to accelerate the vesting of certain options outstanding as of December 29, 2005 as described below:

Last Name	First Name	Grant Date	Exercise Price $	Granted	Unvested	Vested & Exercisable

Domanis	Alon	Mar-04-Dec-04	3.4-5.15	20,000	16,864	3,136
Brunsten	Micha	Mar-04-Dec-04	3.4-5.15	20,000	16,864	3,136
Ciechanover	Joseph	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Hanover	Lauri	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Kerbs	Avi	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Holland	Karey	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Cox	Barry	May-03-Dec-04	2.68-3.4	60,000	26,667	33,333
Dishon	Giora	Feb-03-Dec-04	2.06-5.15	195,000	144,682	50,318
Finarov	Moshe	Feb-03-Dec-04	2.06-5.15	165,000	122,818	42,182

The acceleration of the options under Plans 6, 7A and 7B was approved by the shareholders on September 29, 2005. As a result, the options identified above vested and became fully exercisable on December 29, 2005.

On September 29, 2005, the Shareholders of the Company approved the extension of the period in which Dr. Holland may exercise her options, to a period of 180 days from the date of termination of Dr. Holland’s tenure as a director and external director.

Board of Directors’ Committees

          The Company’s Board of Directors has appointed the following committees:

          The Audit Committee is comprised of four members, but currently has only three members. The members are Lauri Hanover, Dan Falk and Joseph Ciechanover. The functions of the audit committee according to Israeli Law are to locate deficiencies in the business management of the Company, among other things, in consultation with the Company’s auditors and internal auditors and to suggest to the Board of Directors the measures to be taken regarding such deficiencies. The Audit Committee is also responsible for approving related party transactions. In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Deloitte & Touche. The Audit Committee operates under a charter adopted by the Board of Directors.

          The Compensation Committee is comprised of Joseph Ciechanover, Lauri Hanover and Dan Falk. The function of the compensation committee is described in the approved charter of the committee, and includes determining the compensation of directors, senior management and employees (subject to provisions regarding related party transactions).

          The Investment Committee is comprised of Lauri Hanover, Avi Kerbs, Dan Falk and Joseph Ciechanover. The function of the investment committee is described in the approved charter of the committee, and includes reviewing and determining the cash investment policy of the cash reserves of the Company.

          The Nominating Committee is comprised of Alon Dumanis, Dan Falk and Joseph Ciechanover. The function of the nomination committee is described in the approved charter of the committee, and includes reviewing the board structure and recommend nomination of new board members.

          The Strategic Committee is comprised of Micha Brunstein, Avi Kerbs, Alon Dumanis, Dan Falk and Giora Dishon. The function of the strategic committee is described in the approved charter of the committee, and includes advising and recommending strategic and long term plans and goals for the Company.

          All committees are acting according to charters that were approved by the Company Board of directors.

Employees

          Set forth below is a chart showing the number of people we employed at the times indicated.

	as of December 31,

	2003	2004	2005

Total Personnel	212	239	239

Located in Israel	150	159	156
Located abroad (mainly U.S.)	62	80	83

In operations	37	40	33
In research and development	72	82	84
In sales and marketing	24	29	29
In service and support	62	66	69
In general and administration	17	22	24

          As of December 31, 2005, we employed a total of 239 persons worldwide, not including 30 independent contractors and temporary employees, of which 84 were in research and development, 33 were in operations, 69 were in service and support, and testing, 29 were in sales and marketing and 24 were in general and administration. As of December 2005, 156 of our employees were based in Israel and 83 were located abroad.

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

Share ownership

          Giora Dishon, President, Chief Executive Officer and Co-Founder, and Moshe Finarov, Vice President, Director of Technology, Director and Co-Founder, beneficially owned 754,442 (including 107,500 shares held by a trustee pursuant to Israeli tax laws) and 724,541 (including 107,600 shares held by a trustee pursuant to Israeli tax laws) ordinary shares of the Company, respectively, as of April 1, 2006. All other directors, external directors and senior management each hold less than 1% of the Company’s shares. The following table sets forth information regarding options held by our directors and officers as of April 1, 2006.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)

Giora Dishon (1)	255,000	2007-2011	2.06-7.37

Moshe Finarov (1)	225,000	2007-2011	2.06-7.37

13 directors and officers as a group (1)	909,592	2006-2011	2.06-7.37

(1) All such options are currently exercisable.

(2) The vesting period of each option is between one and four years from the date of grant according to the applicable option plan.

          As of December 31, 2005, options to acquire 5,730,822 ordinary shares had been issued under our options plans, of which options to acquire 1,728,567 shares have been exercised, 823,251 have been terminated and forfeited and 3,170,885 were exercisable.

          As of December 31, 2005, we had eight employee share option plans that provided for the grant of options to our employees, including senior management, to purchase an aggregate of 5,080,822 ordinary shares. The existing share option plans are described below (excluding the first share option plan that was comprised of options to acquire 827,700 ordinary shares, which have been fully exercised).

—

Option Plan 2 - Options to purchase 650,000 shares at an exercise price per share of NIS 0.01 (approximately $.0025); as of December 31, 2005, all options under this plan were granted, 620,544 options were exercised, 4,000 options were exercisable and 25,456 options had been forfeited;

—

Option Plan 3 - Options to purchase 387,000 shares at an exercise price per share of $3.17; as of December 31, 2005, all options under this plan were granted, 67,277 options were exercised, 250,000 options were exercisable and 69,723 options had been forfeited;

—

Option Plan 4 - Options to purchase 668,350 shares at exercise price of $6.27 or $7.37 per share; originally, this plan included 1,000,000 shares, and was reduced to 668,350 shares by a decision of the Board of Directors of the Company. As of December 31, 2005, all options under this plan were granted, 5,594 options were exercised, 418,115 options were exercisable and 244,641 options had been forfeited;

—

Option Plan 5 - Options to purchase 746,500 shares at an exercise price of $1.13, $2.17 or $2.46, the fair market value of Nova’s stock on the date of grant; as of December 31, 2005, all options under this plan were granted, 124,200 options were exercised, 464,115 options were exercisable and 150,066 options had been forfeited;

—

Option Plan 6 - Options to purchase 960,000 shares at an exercise prices of $2.06, the fair market value of Nova’s stock on the date of grant; as of December 31, 2005, all options under this plan were granted, 49,252 options were exercised, 720,829 options were exercisable and 189,919 options had been forfeited. On September 29, 2005, our shareholders have approved amendments to the plan allowing our Board to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

—

Options to purchase 116,272 ordinary shares at an exercise price of $5.16 per share; granted in March 1999 to Mendy Erad, the Chairman of the Board at that time; as of December 31, 2005, 14,000 options were exercised and 102,272 options had been forfeited;

—

Options to purchase an aggregate of 75,000 ordinary shares at an exercise price of $3.69 per share granted to the members of our Board of Directors, other than our external directors; as of December 31, 2005, 20,000 options were exercised, 35,000 options were exercisable and 20,000 options had been forfeited;

—

Options to purchase 50,000 ordinary shares at an exercise price of $2.68 per share; granted in May 2003 to Barry Cox, the Chairman of the Board; as of December 31, 2005, 50,000 options were exercisable;

—

Option Plan 7A - Options to purchase 600,000 shares at an exercise prices of $4.01 and $5.15, the fair market value of Nova’s stock on the date of grant; as of December 31, 2005, all options under this plan were granted, 536,054 were exercisable and 63,946 options had been forfeited. On September 29, 2005, our shareholders have approved amendments to the plan allowing our Board to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

—

Option Plan 7B - Options to purchase 650,000 shares at an exercise price of $3.40, the fair market value of Nova’s stock on the date of grant; as of December 31, 2005, all options under this plan were granted, 590,500 were exercisable and 59,500 had been forfeited. On September 29, 2005, our shareholders have approved amendments to the plan allowing our Board to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

—

Option Plan 7C - Options to purchase 250,000 ordinary shares at an exercise price equal to the fair market value of Nova’s stock on the date of grant; 180,000 options were approved to be granted to directors under this plan. These options have not yet been granted; and

—

Option Plan 8 - Options to purchase 2,500,000 ordinary shares at an exercise price equal to the fair market value of Nova’s stock on the date of grant; 465,300 options were approved to be granted to employees and managers under this plan. These options have not yet been granted.

          In addition to the option plans described above, in 2003, we implemented an Employee Stock Purchase Plan pursuant to which eligible employees of the Company may purchase up to 150,000 ordinary shares, subject to certain adjustments, at a discounted price. The Company issued a total of 138,505 shares under this plan.

The following table summarizes information about share options outstanding as of December 31, 2005:

Outstanding as of December 31, 2005				Exercisable as of December 31, 2005

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price

(US dollars)		(in years)	(US dollars)		(US dollars)

0.0025	4,000	0.5	0.0025	4,000	0.0025
2.06	720,829	4.2	2.06	720,829	2.06
2.17-3.69	807,234	2.4	2.69	799,115	2.69
3.4	590,500	5.9	3.4	590,500	3.4
4.01	476,054	5.4	4.01	476,054	4.01
5.15	60,000	5.2	5.15	60,000	5.15
5.16	102,272	1.0	5.16	102,272	5.16
6.27-7.37	418,115	1.5	6.97	418,115	6.97

	3,179,004			3,170,885

Item 7. Major Shareholder and Related Party Transactions

Major shareholders

          The following table shows the number of ordinary shares beneficially owned by persons known by us to own beneficially more than five percent of the Company’s ordinary shares, as of April 30, 2006.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Ordinary Shares Beneficially Owned

Clal Electronics Industries Ltd. (1)	2,823,584	18.23%
Inventech Investments Co. Ltd.	833,974	5.4%
Teuza - A Fairchild Technology Venture Ltd. (2)	1,603,407	10.4%
Teuza Management & Development (1991) Ltd. (2)	1,603,407	10.4%
Austin W. Marxe & David Greenhouse (3)	2,367,837	15.4%
Tamir Fishman Ventures II, L.L.C. (4)	1,175,600	7.6%
Shai Saul (4)	1,175,600	7.6%
Michael Elias (4)	1,182,850	7.6%
Tamir Fishman & Co. Ltd. (4)	1,180,700	7.6%
Eldad Tamir (4)	1,180,700	7.6%
Danny Fishman (4)	1,180,700	7.6%
Giora Dishon (5)	963,042	6.1%
Moshe Finarov(6)	871,941	5.6%

* Unless specifically stated otherwise, the information provided hereinabove is based upon information contained in filings made by the named person with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Regulation 13D-G.

(1)

The following information is contained in Schedule 13D (Amendment No. 2) filed on December 18, 2003 by, among others, Clal Electronics Ltd.: each of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner (Chairman of Clal Industries), Shelly Dankner-Bergman (Director of Clal Industries), Avraham Livnat and Ruth Manor reported having shared voting and dispositive control over 2,823,584 shares.

(2)	The information was provided by Avi Kerbs, President and Chief Executive Officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd.

(3)

As reported on the Schedule 13G (Amendment 4) filed by Messrs. Marxe and Greenhouse on February 15, 2006, the amount indicated includes 536,778 shares held by Special Situations Cayman Fund, L.P., 77,631 shares held by Special Situations Technology Fund, L.P., 397,869 shares held by Special Situations Technology Fund II, L.P., 109,246 shares held by Special Situations Fund III, L.P. and 1,246,313 shares held by Special Situations Fund III, QP, L.P.

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

(5)	Includes 107,500 shares held in trust under Israeli tax law for the benefit of the named shareholder and options to purchase 255,000 ordinary shares, which are currently exercisable.

(6)	Includes 107,600 shares held in trust under Israel tax law for the benefit of the named person and options to purchase 225,000 shares which are currently exercisable.

All the shareholders of the company have the same voting rights.

           The Company believes that, as of December 31, 2005, approximately 30% of its ordinary shares were held by United States holders, and there were approximately 30 record holders in U.S.

Control of Registrant

          To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than ten percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

Related Party Transactions

           In 2002, the Company obtained directors and officers’ liability insurance for its officers and directors with coverage in an aggregate amount of $5,000,000. This coverage was renewed in 2003, 2004 and 2005. In addition, the Company undertook to indemnify the Company’s officers and directors up to an aggregate amount of $15,000,000 pursuant to the terms set forth in an Indemnification and Exculpation Letter. On September 29, 2005, the General Meeting of Shareholders of the Company approved the continuation of the terms of Indemnification and Exculpation for the directors and officers of the Company, to the extent such terms concern the directors of the Company, until the adoption of new terms to be prepared and approved by the Audit Committee and the Board of Directors in conformity with the 2005 amendment to the Companies Law, which terms shall be presented for the approval of the shareholders at the earliest opportunity.

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

          For information relating to options granted to officers and directors, see “Share Ownership” starting on page 43.

Item 8. Financial Information

Consolidated Financial Statements

          See “Financial Statements” on page 68 of this report and pages F-1 through F-24.

Significant Changes

None.

Legal Proceedings

          From time to time, we are a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings, apart from the below.

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

          In March 2005, we filed a civil action in the United States District Court for the Northern District of California against Nanometrics Inc. seeking to enforce our United States Patent No. 6,752,689 and in April 2006 Nanometrics filed a civil action in the United States District Court for the Northern District of California against us and our wholly-owned subsidiary, Nova Inc. seeking to enforce their United States Patent No. Re:34,783. For additional information regarding this litigation, see “Intellectual Property” starting on page 21. In addition, as described below under “Material Contracts” starting on page 54, in connection with our pending acquisition of HyperNex, Inc., we commenced litigation against one of HyperNex’s key suppliers as a result of the supplier’s refusal to consent to the assignment to Nova of the supplier’s contract with HyperNex.

Dividend Policies

          We anticipate that, for the foreseeable future, we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

          We obtained the status of “approved enterprise” under the Law for the Encouragement of Capital Investments, 1959, under which we may take advantage of certain tax exemptions. We may further obtain such status in the future. If we distribute a cash dividend from income which is tax exempt, we would have to pay corporate tax at a rate of up to 25% on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. For further description of the conditions limiting our ability to declare and pay dividends see “Taxation” starting on page 56.

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

Nasdaq National Market
	Price per share (US$)

	High	Low

Yearly highs and lows
2001	10.97	2.46
2002	4.54	0.86
2003	7.19	1.42
2004	8.21	3.00
2005	3.84	2.00

Quarterly highs and lows
2004
First quarter	8.21	5.15
Second quarter	7.32	3.80
Third quarter	4.25	3.00
Fourth quarter	4.63	3.19
2005
First quarter	3.84	2.77
Second quarter	3.00	2.22
Third quarter	2.98	2.20
Fourth quarter	2.47	2.00
2006
First quarter	2.64	1.90

Monthly highs and lows
2005
December	2.42	2.14
2006
January	2.64	2.36
February	2.55	2.08
March	2.24	1.90
April	1.96	1.72
May

Tel Aviv Stock Exchange *
	Price per share (NIS)

	High	Low

Yearly highs and lows
2002	11.58	10.80
2005	14.08	9.56

*During the years 2003 and 2004 there has been no market activity at the TASE

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

          Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors shall be comprised of annual compensation and a per meeting payment ranging as stated in the regulations. These amounts are adjusted twice a year in accordance with the Israeli consumer price index. However, with regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors demands which exceed the demands imposed upon them under Israeli law, the maximum amount payable to the external directors is 100,000 NIS per annum and NIS 3,000 per meeting. The approval of the shareholders of the Company is required for such compensation, unless it is at a fixed amount set forth in these regulations, or if the external director is in its three years tenure and the compensation does not change. Additionally, external directors may entitled to compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors.

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

          According to our articles of association, the quorum required for an ordinary meeting of shareholders is at least two shareholders present in person or by proxy who together hold or represent in the aggregate more than one third (33.33%) of the voting power. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or to a later date if said date is indicated in the prior written notice or if the Company has sent to the shareholders a prior notice of no less than 72 hours before the date set for the postponed meeting. At the reconvened meeting, the required quorum consists of any number of members present in person or by proxy, regardless of the number of shares represented. Israeli Companies Law and regulations determine that prior notice of no less than 21 days should be given the company’s shareholders, prior to convening a meeting. In the event that the issue to be resolved is an issue listed in Article 87 to the Israeli Companies Law and is to be voted upon pursuant to a proxy solicitation, a notice of no less than 35 days should be given to the company’s shareholders.

          There are no limitations on the rights of non-resident or foreign owners to hold or vote ordinary shares imposed under Israeli law or under the Company’s memorandum or articles of association.

          Board of Directors. Our articles of association provide that directors may be elected either at our annual general meeting or an extraordinary meeting of shareholders by a vote of the holders of at least 50% of the total number of votes represented at such meeting. In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors shall not exceed the maximum number of directors permitted by our articles of association. Each of our directors holds office until the next annual general meeting of shareholders. However, in accordance with the Israeli Companies Law, our external directors serve for three years, which may be renewed for only one additional three year term. The Companies Law requires that the offices of the Chief Executive Officer and the Chairman of the board of directors be held by different persons. However, the Companies Law further provide that those positions may be held by the same person for a period not exceeding three years if approved by a majority of the company’s shareholder, including at least two thirds of the voting present shareholders (shares held by abstaining shareholders are not considered) which are not controlling shareholders or the aggregate number of shares voting against the proposal shall not exceed 1% of company voting shareholders.

          The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or an extraordinary meeting of our shareholders in a number and manner stipulated by law, namely, for a term of three years which may be renewed for only one additional three year term and requires the affirmative vote of a majority of the shares and in addition either that (i) at least one third (33.33%) of the holders of shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal has not exceeded 1% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position such a resolution requires the same majority of votes that elected the external director) (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed.

          According to a recent amendment made to the Companies Law, an external director is qualified for nomination as an external director, only if he/she has either professional qualifications or accounting and financial expertise. The amendment also provides that at least one of the external directors must have accounting and financial expertise. Since the Company is not anticipated to nominate an external director before August 2006, this amendment does not apply to the Company until such nomination. At the time of nomination, the Company shall be required to nominate an external director who has professional qualifications or accounting and financial expertise provided that at least one of the external directors to serve the Company has accounting and financial expertise.

          Regulations adopted pursuant to that recent legislation provide that a director with accounting and financial expertise is a director that due to his education, experience and skills has high expertise and understanding in business-accounting matters and financial statements in a way that enables him to deeply understand the financial statements of the company and to facilitate discussion with respect to the way the financial data should be presented. The assessment of the accounting and financial expertise of a director shall be made by the board of directors, who shall take into consideration, inter alia, the education, experience and knowledge of the director in the following subjects:

(1)	Accounting matters and audit accounting matters, which are typical to the sector in which the company works and of companies with the same size and complexity as of the company;

(2)	The duties and obligations of the auditing accountant; and

(3)	Preparing of financial statements and their approval according to applicable law, including securities law.

          The regulations also provide that a director with professional qualifications is a director who meets one of the following conditions:

(1)	A holder of an academic degree in one of the following: economics, business administration, accounting, law, or public administration;

(2)	A holder of another academic degree or is otherwise a graduate of higher education in a major field of business of the company or in other filed which is relevant to the role;

(3)	He has experience of at least five years in one of the following, or that he has cumulative experience of at least five years in two or more of the following:

	(a)	In a senior position in the business management of a corporation which has a significant scope of business;

	(b)	In a senior public position or in a senior role in the public service; or

	(c)	In a senior position in the major fields of business of the company.

          According to the Companies Law, the Board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the Articles of Association of the company. When adopting such a resolution (that sets the minimum number of board members that are to have accounting and financial expertise) the company must also appoint such directors.

          On April 2006, the Board of Directors resolved that the minimum number of board members that need to have accounting and financial expertise, including the external director with accounting and financial expertise is one (1).

          The board stated that the member that has accounting and financial expertise is Ms. Lauri Hanover.

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

          Acquisition of a Controlling Stake. According to the Company’s Law, an acquisition pursuant to which a purchaser shall hold a “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser shall hold 45% or more of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but only by way of a tender offer made to all of the company’s shareholders on a pro rata basis. Such offer needs to be approved by the company’s shareholders. A shareholder may be free to object to such offer without such objection being deemed as waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Shares purchased not in accordance with those provisions shall become “dormant shares” and shall not grant the purchaser any rights so long as held by the purchaser.

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

Material Contracts

          On April 24, 2006, we entered into an Asset Purchase Agreement with HyperNex, Inc. (“HyperNex”), Delaware corporation located at State College, Pennsylvania and its shareholders providing for the acquisition by us of substantially all the assets of HyperNex and our assumption of certain specified liabilities, including liabilities accruing after the closing relating to contracts assumed by Nova. A copy of the agreement is filed with this report as Exhibit 4.19.

          Under the terms of the Asset Purchase Agreement, we will issue up to 1.8 million ordinary shares as follows: at the closing of the acquisition transaction, we will issue 883,350 ordinary shares to HyperNex and 286,650 ordinary shares to HyperNex employees; and 15 months after closing, subject to certain contingencies, including potential indemnity claims that may be made by us, we will issue up to an additional 475,650 ordinary shares to HyperNex and an additional 154,350 ordinary shares to the employees. The total number of shares issuable 15 months after the closing is also subject to downward adjustment in the event that HyperNex’s net worth is less than the target net worth set forth in the Asset Purchase Agreement. The Asset Purchase Agreement also provides the recipients of our ordinary shares with certain limited piggy-back registration rights with respect to our ordinary shares they receive. These piggy-back registration rights are subject to certain customary carve-outs and limitations as well as other limitations set forth in the Asset Purchase Agreement.

          The Asset Purchase Agreement also provides that in connection with the closing, each HyperNex employee receiving shares will enter into a restricted stock agreement with respect to our ordinary shares received and to be received by the employee, an employment agreement and a non-compete agreement. In addition, so long as either HyperNex or its shareholders own at least 8% of our outstanding capital stock, they will be entitled to appoint an observer to our Board of Directors.

          The Asset Purchase Agreement contains customary representations, warranties and covenants and generally provides that the parties’ respective liabilities for breaches of the representations and warranties will not exceed 35% of the stock issued under the Asset Purchase Agreement or its monetary value at closing, or 100% of the stock or its monetary value at closing in the case of breaches of certain representations and warranties and certain knowing breaches. Under certain circumstances, a party’s liability for a knowing breach of a representation or a warranty may also be unlimited. The transaction is also subject to certain closing conditions, including the completion of legal due diligence by us to its satisfaction and the negotiation and execution of amendments to certain agreements with third parties. Under certain specified circumstances, the Asset Purchase Agreement may be terminated by us or HyperNex prior to the consummation of the transactions described in the agreement.

          The forgoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, a copy of which is filed with this report as Exhibit 4.19.

          The closing of the HyperNex acquisition is being delayed because of the refusal of a key supplier of HyperNex to consent to the assignment of its contract with HyperNex to us. The terms of the agreement between HyperNex and the supplier provide, among other things, that the supplier’s consent to the assignment of its agreement with us may not be unreasonably withheld or delayed. We believe that HyperNex’s supplier is being unreasonable in withholding its consent. Accordingly, on June 6, 2006, we filed a civil action in the United States District Court for the Middle District of Pennsylvania, seeking to enjoin the supplier from interfering with the closing of the Asset Purchase Agreement. As this litigation is in its initial stages, we cannot predict its outcome. If the outcome of the litigation is adverse to us, we may not be able to consummate our proposed acquisition of HyperNex Inc. which may have a material adverse effect on us. In addition, we have incurred, and it is likely that we will continue to incur, substantial costs as a result of this litigation which, in the future, may be material.

          Costs related to this agreement have accumulated to approximately $1 million as of June 2006. These costs include legal, accounting and consulting fees, travels and bridge funding to support Hypernex on-going activity until closing. There is no assurance that we will be able to recover the bridge funding in case we are not able to consummate the acquisition. The above described costs will be presented in our 2006 second quarter financial results and forward.

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

General Corporate Tax Structure

          In 2005, the Israeli Knesset approved a law for the amendment of the Income Tax Ordinance, according to which the regular corporate tax rate is to be reduced gradually and annually from 35% in 2004 tax year to 34% in 2005 tax year, ending at 25% for the 2010 tax year.

          Following this amendment of law, Israeli companies are taxed at a rate of 34% of taxable income in 2005. This rate is currently scheduled to decrease as follows: in 2006-31%, 2007-29%, 2008-27%, 2009-26% and 2010 and onward-25%. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

          The Law for the Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry Trade and Labor, a proposed capital investment in eligible facilities may be designated as an “approved enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized under the program. The tax benefits derived from this certificate of approval relate only to taxable income derived from growth in operations as determined generally by the growth in manufacturing revenues attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available for income derived from products manufactured outside of Israel.

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

          In March 2005, the government of Israel approved an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits as an Approved Enterprise. Among other things, company that met the criteria of alternate package of tax benefits will receive those benefits without a prior approval.

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

Distributions on the Ordinary Shares

          We currently do not intend to pay dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “Taxation of the Ordinary Income of Non-Resident Holders of Our Shares” starting on page 60. In general, a distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

          A dividend paid by us in NIS will be included in the income of U.S. holders at the U.S. dollar value of the dividend, based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any subsequent gain or loss resulting from exchange rate fluctuations between the day the dividend was included in income of U.S. holders and the day the NIS are converted into U.S. dollars or otherwise are disposed of, will be taxable as ordinary income, gain or loss from U.S. sources.

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

Passive Foreign Investment Companies

          In general, a foreign (that is, non-U.S.) corporation will be a passive foreign investment company (a “PFIC”) for any taxable year if either (1) 75% or more of its gross income in the taxable year is passive income, or (2) 50% or more of the average value of its gross assets in the taxable year is held for the production of, or produces, passive income. For purpose of the income test, passive income includes dividends, interest, royalties, rents, annuities and net gains from the disposition of assets, which produce passive income. For purposes of the assets test, assets held for the production of passive income include assets held for the production of, or that produce dividends, interest, royalties, rents, annuities, and other income included in the income test. The income test is conducted at the taxable year-end. The asset test is conducted on a quarterly basis and the quarterly results are then averaged together.

          If a corporation is treated as a PFIC for any year during a U.S. holder’s holding period and the U.S. holder does not timely elect to treat the corporation as a “qualified electing fund” under Section 1295 of the Code or elect to mark its ordinary shares to market (both as described below), any gain on the disposition of the shares will be treated as ordinary income, rather than capital gain, and the holder will be required to compute its tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares. The portion of the gain and distributions allocated to prior taxable years in which a corporation was a PFIC will be taxed at the highest ordinary income tax rate in effect for each taxable year to which this portion is allocated. An interest charge will be imposed on the amount of the tax allocated to these taxable years. A U.S. holder may elect to treat a corporation as a qualified electing fund only if the corporation complies with requirements imposed by the IRS to enable the shareholder and the IRS to determine the corporation’s ordinary income and net capital gain. Additionally, if a corporation is a PFIC, a U.S. holder who acquires shares in the corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value.

          Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2005. The determination of our status under the asset test is more difficult because that test requires a quarterly determination of the fair market value of our passive and non-passive assets and there is no definitive method set forth in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets under the asset test. While there are no definitive rules, the legislative history of the U.S. Taxpayer Relief Act of 1997 indicates that for purposes of the PFIC assets test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.”

          For 2005, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to decrease, a determination of the value of our assets by reference to the market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2005. Nonetheless, there is a risk that we were a PFIC in 2005 or we will be a PFIC in 2006 or subsequent years because, as indicated above, there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test.

          Available Elections. If we will be treated as a PFIC for any taxable year, U.S. holders should consider whether or not to elect to treat us as a “qualified electing fund” or to elect to “mark-to-market” their ordinary shares. If a U.S. holder makes a qualified electing fund election (a “QEF election”) for all taxable years that the U.S. holder holds our ordinary shares and during which we are treated as a PFIC, the U.S. holder will be required for each taxable year to include in income a pro rata share of our undistributed ordinary earnings and net capital gain, if any, as ordinary income and long-term capital gain, respectively. In order to make (or maintain) a QEF election, the U.S. holder must annually complete and file IRS From 8621. In addition, we must make certain information regarding our net capital gains and ordinary earnings available to the U.S. holder and permit our books and recorded to be examined to verify such information. Therefore, if you determine that we are a PFIC for any year and make a request to us in writing at the address on the cover our latest Annual Report on Form 20-F, Attention Chief Financial Officer, for the information required to make a QEF election, we will promptly make the information available to you and comply with any other applicable requirements of the Code.

          A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If you make a QEF election and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although it will not be applicable during those tax years in which we do not qualify as a PFIC. Therefore, if we - after ceasing to qualify as a PFIC - again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and you will again be subject to the rules described above for US holders making QEF elections in such tax year and any subsequent tax years in which we qualify as a PFIC. A QEF election also remains in effect even after you dispose of all of your direct and indirect interest in our ordinary shares. As a result, if you subsequently acquire any of our ordinary shares or an interest in any of our ordinary shares, you will again be subject to the rules described above for US holders making a QEF election for each tax year in which we qualify as a PFIC.

          Alternatively, if a U.S. holder elects to “mark-to-market” its ordinary shares, the U.S. holder will generally include in its income any excess of the fair market value of our ordinary shares at the close of each taxable year over the holder’s adjusted basis in such ordinary shares. A U.S. holder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of the ordinary shares as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. holder’s adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the ordinary shares generally will be treated as ordinary income. Ordinary loss treatment also will apply to any loss recognized on the actual sale or other disposition of ordinary shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such ordinary shares. An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years. A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. No view is expressed regarding whether our ordinary shares are marketable for these purposes or whether the election will be available.

          If a U.S. holder makes either the QEF election or the mark-to-market election, distributions and gain will not be recognized ratably over the U.S. holder’s holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above will not apply. If a U.S. holder elects to treat us as a “qualified electing fund,” gain on the sale of the ordinary shares will be characterized as capital gain. However, U.S. holders making one of these two elections may experience current income recognition, even if we do not distribute any cash. The elections must be made with the U.S. holder’s federal income tax return for the year of election, filed by the due date of the return (as it may be extended) or, under certain circumstances provided in applicable Treasury Regulations, subsequent to that date.

          The foregoing discussion relating to the QEF election and mark-to-market elections assumes that a U.S. holder makes the applicable election with respect to the first year in which Nova qualifies as a PFIC. If the election is not made for the first year in which Nova qualifies as a PFIC, the procedures for making the election and the consequences of election will be different.

          A number of specific rules and requirements apply to both the QEF election and the mark-to-market election, and you are urged to consult your tax advisor concerning our PFIC status and the various elections you can make.

United States Information Reporting and Backup Withholding

          Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at the rate of 28%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding (for example, if you are a corporation). Any U.S. holder who is required to establish exempt status generally must file Internal Revenue Service Form W-9 (“Request for Taxpayer Identification Number and Certification”). Finalized Treasury Regulation, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply.

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

Impact of Inflation and Currency Fluctuation

          Substantially all of our sales are made in U.S. dollars. Over 50% of our expenses in 2005 were in dollars or in NIS linked to the dollar. Most of the remaining expenses were in NIS. The dollar cost of our operations in Israel is influenced by any increase and the timing of such increase, in the rate of inflation in Israel that is not offset by the devaluation of the NIS in relation to the dollar During 2005, the value of the NIS decreased against the dollar by 5.6%, while the consumer price index in Israel increased 2.39%. During 2004, the value of the NIS increased against the dollar by 1.62%, while the consumer price index in Israel increased 2.38%. During 2003, the value of the NIS increased against the dollar by 7.6%, while the consumer price index in Israel decreased 1.9%. We believe that the rate of inflation in Israel has had a minor effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of this devaluation lags behind inflation in Israel. As of December 31, 2005, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS are affected by the risk of currency fluctuations. In addition, approximately 5% of our expenses are in Euros. During 2005, the value of the Euro decreased against the dollar by approximately 15%. The strength of the dollar against the Euro and the NIS has decreased the average dollar value of expenses valued in those currencies.

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

          In 2005, the Company entered into currency-forward and currency-put and currency call options transactions (NIS/dollar, Euro/dollar, Yen/dollar) to insure (NIS/dollar, Euro/dollar, Yen/dollar) the rate in 2005. The total accumulated sum insured in the year was approximately $4.25 million with settlement dates through 2005, and the results of these transactions did not have, as expected, any material effect on the operational results of the Company.

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

          We sold 3,000,000 ordinary shares for consideration of $54 million. The net proceeds amounted to $49.2 million. As of March 31, 2006, approximately $29 million of the net proceeds had been used for working capital requirements and $5.5 million for capital expenditures.

Item 15. Evaluation of disclosure controls and procedures

          Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s President and Chief Executive Officer and Chief Financial Officer initially concluded that the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) were effective so as to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

          In early 2006, and before publishing the financial results for year 2005, we initiated a review of our recognition of revenues in 2004 and for the first three quarters of 2005. As a result of this review, we concluded that we did not properly recognize revenues from multiple deliverables sales arrangements in 2004 which included upgrade commitments or trade-in rights. We also concluded that we did not properly recognize revenues in the first three quarters of 2005 from multiple deliverables sales arrangements that included upgrade commitments or trade-in rights, and in the first quarter of 2005 from extended warranty contracts. This review led us to restate our 2004 financial statements, as described in Note 14 to our Consolidated Financial Statements for the year ended December 31, 2005 contained elsewhere in the report, and to correct our financial results for the first three quarters of 2005.

          In connection with the restatement of our 2004 financial results, our management, under the supervision and with the participation of our President and Chief Executive Officer and our Chief Financial Officer re-evaluated our “disclosure controls and procedures” as of December 31, 2005. Based upon the re-evaluations, our President and Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2005 because at that time we did not have effective controls designed and in place to ensure that revenues relating to multiple deliverables sales arrangements were properly recognized in accordance with generally accepted accounting principles.

          In order to address the failure to have effective controls designed and in place as described above, we implemented several additional disclosure controls in 2006, including a quarterly review of all purchase orders and agreements governing the purchase orders, stricter controls to ensure that all multiple deliverables sales arrangements are properly approved by management in writing, and monitoring of the accuracy and proper use of new computer systems which are used to allocate revenue from warranty contracts.

          There is no assurance that the disclosure controls and procedures will operate effectively under all circumstances. Nevertheless, our President and Chief Executive Office and our Chief Financial Officer believe that with the implementation of the above remedial and corrective actions, the controls and procedures are now effective so as to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

          Changes in internal controls

          During the fiscal year ended December 31, 2005 there were no changes in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. However, as discussed above, in early 2006, we implemented several new internal controls and over financial reporting.

Item 16. Reserved

          Reserved.

Item 16A. Audit Committee Financial Expert

          Our Board of Directors has determined that our Audit Committee includes one audit committee financial expert, as defined by Item 16A of Form 20-F, Ms. Lauri Hanover. Ms. Hanover is an independent director as such term is defined by Rule 4200(15) of the NASDAQ Stock Market.

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

          AUDIT FEES

          Deloitte & Touche billed the Company approximately $38,000 for audit services for fiscal 2004, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Deloitte & Touche billed the Company approximately $43,000 for audit services in fiscal 2005.

          AUDIT-RELATED FEES

          Deloitte & Touche did not bill for any audit-related services in 2005 or 2004, except as included under the caption “AUDIT FEES”.

          TAX FEES

          Deloitte & Touche billed the Company approximately $2,000 for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2004. Deloitte & Touche billed the Company approximately $2,000 for tax advice in fiscal 2005.

          ALL OTHER FEES

          Deloitte & Touche billed the Company approximately $5,000 for services other than Audit Fees and Tax Fees described above for fiscal 2004. In fiscal 2004, such other services included consulting for Office of the Chief Scientist grants refund and consulting regarding investment center application. Deloitte & Touche billed the Company approximately $5,000 for SEC compliance related services other than Audit Fees and Tax Fees described above for fiscal 2005.

          PRE-APPROVAL POLICIES FOR NON-AUDIT SERVICES

          Prior to the engagement of Deloitte & Touche each year, the engagement is approved by the Audit Committee of the Board of Directors. The Company’s Audit Committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2005 and 2004, the Company’s Audit Committee approved all of the services provided by Deloitte & Touche.

Item 16D. Exemptions from the Listing Standards for Audit Committees

          The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

          In 2005, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

PART III

Item 17. Financial Statements

          Not applicable.

Item 18. Financial Statements

          See pages F-1 through F-24.

Item 19. Exhibits

Number	Description

1.1	Articles of Association (incorporated by reference to exhibit 3.1 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

1.2	First Amendment to the Company’s Articles of Association (incorporated by reference to the Company’s Current Report on Form 6-K filed on June 4, 2002)

1.3	Second Amendment to the Company’s Articles of Association (incorporated by reference to the Company’s Current Report on Form 6-K filed on December 16, 2004).

4.1	1997 Stock Option Plan (Plan 2) (incorporated by reference to exhibit 10.1 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.2	Option Plan 3 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

Number	Description

4.3	Option Plan 4A and 4B (incorporated by reference to exhibit 10.3 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.4	Option Plan 5 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report for 20-F for 2002 filed May 9, 2002

4.5	Option Plan 6 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed December 24, 2002 (registration number 333-102193))

4.6	Employment Agreement between Nova and Giora Dishon (incorporated by reference to exhibit 10.4 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.7	Employment Agreement between Nova and Moshe Finarov (incorporated by reference to exhibit 10.6 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.8	Employment Agreement between Nova and Chai Toren (incorporated by reference to exhibit 10.7 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.9	Employment Agreement between Nova and Ronen Frish (incorporated by reference to exhibit 10.8 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.10	Agreements between Nova and the Office of the Chief Scientist in Israel (incorporated by reference to exhibit 10.10 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.11	Certificate of Approval from the Investment Center in Israel (incorporated by reference to exhibit 10.11 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.12	Lease Agreement between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed on May 9, 2002)

4.13	Summary of Lease Agreement between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on May 9, 2002)

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

4.17	Option Plan 7A (incorporated by reference to Exhibit 4.1. to the Company’s Registration Statement on Form S-8 filed on May 17, 2004 (registration number 333-115554))

4.18	Option Plan 7B (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on March 7, 2005 (registration number 333-123158)

4.19

Asset Purchase Agreement dated April 24, 2006 by and among Nova, HyperNex, Inc. and the Stockholders listed on Schedule 4(a) therein, including a list of omitted schedules and exhibits (filed herewith). The Company agrees to furnish supplementary a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

4.20	Option Plan 7C (filed herewith).

4.21	Option Plan 8 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on December 29, 2005 (registration number 333-130745).

8	List of Subsidiaries (filed herewith)

12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

Number	Description

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

14.1	Consent of Brightman Almagor & Co. (filed herewith)

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

Giora Dishon, President and Chief Executive Officer

Date: June 29, 2006

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF

NOVA MEASURING INSTRUMENTS LTD.

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and their consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
April 11, 2006

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31,

	2005	2004

CURRENT ASSETS

Cash and cash equivalents	$5,776	$12,171
Short-term interest-bearing bank deposits	1,206	1,916
Short-term investments	3,500	-
Held to maturity securities	4,388	8,583
Trade accounts receivable (net of $14 and $0 allowance for doubtful accounts, respectively)	6,841	6,850
Inventories (Note 3)	6,606	6,354
Other current assets	1,141	1,169

	29,458	37,043

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,974	2,145
Held to maturity securities	4,952	5,989
Other long-term assets	262	382
Severance pay funds (Note 6)	2,186	2,288

	10,374	10,804

FIXED ASSETS, NET (Note 4)	2,507	2,119

Total assets	$42,339	$49,966

CURRENT LIABILITIES
Trade accounts payable	$5,744	$4,795
Other current liabilities (Note 5)	8,880	6,539

	14,624	11,334

LONG-TERM LIABILITIES
Liability for employee termination benefits (Note 6)	2,907	3,075
Deferred income	1,264	3,831
Other long-term liability	100	145

	4,271	7,051

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS’ EQUITY (Note 8)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000 shares, issued and outstanding 15,457,471 and 15,308,544 shares, respectively	46	46
Additional paid-in capital	73,636	73,333
Accumulated other comprehensive income (loss)	(18)	8
Accumulated deficit	(50,220)	(41,806)

Total shareholders’ equity	23,444	31,581

Total liabilities and shareholders’ equity	$42,339	$49,966

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except shares and per share data)

	Year ended December 31,

	2005	2004	2003

REVENUES:
Product sales	$21,985	$29,274	$21,152
Services	8,157	7,532	5,536

	30,142	36,806	26,688

COST OF REVENUES:
Product sales	11,413	14,396	10,270
Services	7,893	6,715	6,265

	19,306	21,111	16,535

GROSS PROFIT	10,836	15,695	10,153

OPERATING EXPENSES:

Research and development expenses, net of participation by the Office of Chief Scientist of $1,896, $1,926 and $2,321, respectively (Note 7)	9,301	8,665	8,561
Sales and marketing expenses	6,950	6,647	6,534
General and administrative expenses	3,626	2,331	1,898
Other operating income (Note 9)	-	-	(2,203)

	19,877	17,643	14,790

OPERATING LOSS	(9,041)	(1,948)	(4,637)

INTEREST INCOME, NET
(net of expenses of $35, $56 and $28, respectively)	627	528	425

NET LOSS FOR THE YEAR	$(8,414)	$(1,420)	$(4,212)

LOSS PER SHARE:

Basic and diluted loss per share	$(0.55)	$(0.09)	$(0.28)

Shares used in calculation of basic and diluted loss per share	15,437	15,259	14,994

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Ordinary shares		Additional Paid-in Capital	Deferred stock-based compensation	Accumulated other Comprehensive Income (loss)	Accumulated Deficit	Total

Balance as of January 1, 2003		$46	$72,614	$(809)	$-	$(36,174)	$35,677

Employee share-based plans	(*)	-	318				318
Amortization of deferred stock- based compensation				540			540
Forfeiture of employee share options			(147)	147			-
Increase in fair market value of derivatives					13		13
Loss for the year						(4,212)	(4,212)

Total comprehensive loss							(4,199)

Balance as of December 31, 2003		$46	$72,785	$(122)	$13	$(40,386)	$32,336

Employee share-based plans	(*)	-	548				548
Amortization of deferred stock- based compensation				122			122
Decrease in fair market value of derivatives					(5)		(5)
Net loss for the year						(1,420)	(1,420)

Total comprehensive loss							(1,425)

Balance as of December 31, 2004		$46	$73,333	$-	$8	$(41,806)	$31,581

Employee share-based plans	(*)	-	275				275
Deferred stock-based compensation			28	(28)			-
Amortization of stock-based compensation				28			28
Decrease in fair market value of derivatives					(26)		(26)
Loss for the year						(8,414)	(8,414)

Total comprehensive loss							(8,440)

Balance as of December 31, 2005		$46	$73,636	$-	$(18)	$(50,220)	$23,444

(*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

CASH FLOWS – OPERATING ACTIVITIES

Net loss for the year	$(8,414)	$(1,420)	$(4,212)
Adjustments to reconcile net loss for the year to net cash used in operating activities – Schedule A	1,033	(418)	(1,320)

Net cash – operating activities	(7,381)	(1,838)	(5,532)

CASH FLOWS – INVESTING ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	931	(1,205)	(89)
Increase in short term investments	(3,500)	-	-
Proceeds from held to maturity securities	5,612	4,530	1,019
Investment in short-term held to maturity securities	-	(1,948)	(4,296)
Investment in long-term held to maturity securities	-	(12,549)	-
Investment in long-term interest-bearing bank deposits	(1,050)	(759)	(1,386)
Additions to fixed assets	(1,282)	(1,242)	(364)

Net cash – investing activities	711	(13,173)	(5,116)

CASH FLOWS – FINANCING ACTIVITIES

Shares issued under employee share-based plans	275	548	318

Net cash – financing activities	275	548	318

Decrease in cash and cash equivalents	(6,395)	(14,463)	(10,330)
Cash and cash equivalents – beginning of year	12,171	26,634	36,964

Cash and cash equivalents – end of year	$5,776	$12,171	$26,634

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:

Taxes paid	$62	$65	$67

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A –	ADJUSTMENTS TO RECONCILE LOSS TO NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

Income and expense items not involving cash flows:

Depreciation and amortization	$894	$548	$716

Net recognized gains on investments	(380)	(309)	(25)

Amortization of deferred stock-based compensation	-	122	540

Increase (decrease) in liability for employee termination benefits, net	(66)	310	168

Stock options acceleration	28	-	-

	476	671	1,399

Changes in assets and liabilities:

Decrease (increase) in trade accounts receivable	9	(1,046)	(2,902)

Decrease (increase) in other current assets and other long-term assets	148	(70)	(336)

Increase in inventories	(252)	(2,202)	(1,002)

Increase (decrease) in trade accounts payables and other long-term liabilities	904	(624)	2,011

Increase (decrease) in long-term deferred income	(2,567)	3,568	24

Increase (decrease) in other current liabilities	2,315	(715)	(514)

	557	(1,089)	(2,719)

	$1,033	$(418)	$(1,320)

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

The company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.
The following is a summary of the significant accounting policies, which were applied in the preparation of these financial statements, on a consistent basis:

A.	Financial Statements in U.S. Dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (the “dollar”). Accordingly, the Company use the dollar as its functional and reporting currency. Certain of the dollar amounts in the financial statements may represent the dollar equivalent of other currencies, including the New Israeli Shekel (“NIS”), and may not be exchangeable for dollars.

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” of the Financial Accounting Standards Board (“FASB”). Net financing income includes translation gains (losses), which were immaterial for all years presented.

B.	Principles of Consolidation

The Company’s consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries (“the Group”), after elimination of material intercompany transactions and balances.

C.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing time deposits and commercial papers) with maturity dates not exceeding three months from the date of deposit.

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis.

E.	Held to Maturity Securities

Securities held to maturity include investments in debt securities that the Company has positive intent and ability to hold to maturity. Securities held to maturity are measured at amortized cost.

F.	Inventories

Inventories are presented at the lower of cost or market. Cost is determined as follows:
Raw materials-on the average cost basis.
Finished goods and work in process - on actual production cost basis (materials, labor and indirect manufacturing costs).

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

Fixed assets are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets or terms of the related leases. Annual depreciation rates are as follows:

Years

Electronic equipment	2-5
Office furniture and equipment	7-15
Leasehold improvements	5

In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” of the FASB, which supersedes SFAS No. 121, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

H.	Accrued Warranty Costs

Accrued warranty costs are calculated in respect of the warranty period on the Company’s products (generally one year) and are based on the Company’s prior experience and in accordance with management’s estimate. See Note 5B for disclosure with regard to accrued warranty costs.

I.	Revenue Recognition

Revenues are recognized upon shipment of products to the customer or provision of support service provided that persuasive evidence of an arrangement exists, title has transferred, the price is fixed, collection of resulting receivables is probable and there are no remaining significant obligations. In addition to the above mentioned criteria, in cases of arrangements with multiple deliverables a Vendor-Specific Objective Evidence must exist to allocate a portion of the total fee to any undelivered elements of the arrangement. Such undelivered elements in these arrangements typically consist of services and/or upgrades. If vendor-specific objective evidence does not exist for the undelivered elements of the arrangement, all revenue is deferred until such evidence does exist, or until all elements are delivered, whichever is earlier. See also note 14.

Service contracts generally specify fixed payment amounts for periods longer than one month, and are recognized on a straight-line basis over the term of the contract. Revenue from sale of spare parts is usually recognized upon shipment of the parts.

J.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Office of the Chief Scientist (“OCS”) as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

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

Pro forma Loss Per Share According to SFAS 123 and SFAS 148:

For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for 2004 and 2003. No stock options were granted during 2005 (all in weighted averages):

	2004	2003

Risk-free interest rate	4%	1.4%
Expected life of options	7 years	7 years
Expected weekly volatility	56%	82%
Expected dividend yield	none	none

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Stock-Based Compensation (Cont.)

Had compensation cost for the Company’s stock option plans been determined based on fair value at the grant dates for all awards made in 2004 and 2003 in accordance with SFAS 123, as amended by SFAS 148, the Company’s pro forma loss per share would have been as follows:

	2 0 0 5	2 0 0 4	2 0 0 3

Pro forma net loss

Net loss for the year, as reported	$(8,414)	$(1,420)	$(4,212)
Deduct – stock-based compensation determined under APB-25	28	122	540
Add - stock-based compensation determined under SFAS 123	(2,710)	(1,258)	(1,348)

Pro forma net loss	$(11,096)	$(2,556)	$(5,020)

Pro forma loss per share

Basic - as reported	$(0.55)	$(0.09)	$(0.28)

Basic - pro forma	$(0.72)	$(0.17)	$(0.33)

In July 2005, the Company’s Board of Directors approved a plan to accelerate the vesting of certain outstanding stock options.  Based on this action, most of the stock options outstanding as of December 29, 2005 were vested and became fully exercisable as of that date. Aside from the acceleration of the vesting date, the terms and the conditions of the stock option award agreements governing the underlying stock options grants remained unchanged. As a result of this plan, options to purchase approximately 1,126,145 shares became exercisable. This action results in stock option expense in the Consolidated Statements of Operations over the next three years in accordance with SFAS 123 (revised 2004) “Share-Based Payment” (“SFAS 123(R)”) to be approximately $1,491 thousand less (in the aggregate) than the expense would have been if the vesting had not been accelerated. As a result of the accelerated vesting, the pro forma stock-based employee compensation expense for 2005 increased by $28 thousand.

M.	Loss per Share

Loss per share is presented in accordance with SFAS 128 of the FASB, “Earnings per Share.” Pursuant to this standard, basic earnings (loss) per share exclude the dilutive effects of convertible securities and are computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilutive effect of all convertible securities. Due to the anti-dilutive effect, basic loss per share was equal to diluted loss per share for years 2005, 2004 and 2003. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 2,444,175, 754,109 and 2,608,475 in 2005, 2004 and 2003, respectively.

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

See Note 13 for disclosure of the derivative financial instruments in accordance with such pronouncements.

O.	Reclassification

Certain amounts in prior years financial statements have been reclassified in order to conform to the 2005 financial statements presentation.

P.	New Accounting Pronouncements

(1)

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition.

In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). SFAS No. 123(R) will be effective for the Company beginning in the first quarter of fiscal 2006. In the first quarter of 2006, the company began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R).

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

a.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20. “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 will have any material impact on its consolidated financial statements.

b.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. The Company does not anticipate that the implementation of these statements will have a significant impact on its financial position or results of operations.

NOTE 3 –	INVENTORIES

A.

	As of December 31,

	2 0 0 5	2 0 0 4

Raw materials	$931	$1,640
Work in process	3,530	3,444
Finished goods	2,145	1,270

	$6,606	$6,354

B.	In the years ended December 31, 2005 and 2004 the Company wrote-off inventories in the amounts of $116 and $250, respectively.

NOTE 4 –	FIXED ASSETS, NET

	As of December 31,

	2 0 0 5	2 0 0 4

Cost:
Electronic equipment	$5,552	$4,341
Office furniture and equipment	616	597
Leasehold improvements	1,802	1,750

	7,970	6,688
Accumulated depreciation and amortization:
Electronic equipment	3,778	3,140
Office furniture and equipment	429	354
Leasehold improvements	1,256	1,075

	5,463	4,569

Net book value	$2,507	$2,119

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5 –	OTHER CURRENT LIABILITIES

	A.	Consists of:

	As of December 31,

	2 0 0 5	2 0 0 4

Accrued salaries and fringe benefits	$2,229	$2,667
Accrued warranty costs (See B below)	1,864	2,915
Deferred income	3,852	-
Governmental institutions	917	933
Other	18	24

	$8,880	$6,539

B.	Accrued warranty costs:

	December 31,

	2 0 0 5	2 0 0 4

Balance as of beginning of year	$2,915	$2,558
Services provided under warranty	(3,090)	(2,830)
Changes in provision	2,039	3,187

Balance as of end of year	$1,864	$2,915

NOTE 6 –	LIABILITY FOR EMPLOYEE TERMINATION BENEFITS, NET

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

Severance-pay expense amounted to $597, $691 and $614 for 2005, 2004 and 2003, respectively.

NOTE 7 –	COMMITMENTS AND CONTINGENT LIABILITIES

A.

The Company has received grants in the aggregate amount of $8,945 from the OCS, as its participation of up to 50% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. During the fourth quarter of 2003, the OCS has approved the Company’s request to allocate $2,203 from the grants provided by OCS to a specific lithography project, to be repaid as royalties only from sales of lithography products. As a result, the Company has canceled a provision in the total amount of $2,203, made by it mainly in prior years. Such cancellation is included as Other Operating Income in the Statement of Operations for the year ended December 31, 2003. Royalty expense amounted to $ 0 for the years 2005, 2004 and $ 656 for the year 2003. The balance of the contingent liability to the OCS as of December 31, 2005 was approximately $ 5,741 (including $2,203 with respect to the lithography project, as mentioned above).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7 –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

	B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2010. The minimum rental payments are as follows:

Year	Amount (US dollars)

2006	1,087
2007	1,072
2008	27

Rental expense for the facilities amounted to $1,062, $1,248 and $851 for the years 2005, 2004 and 2003, respectively.

C.	The Company leases vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2008. The minimum rental payments are as follows:

Year	Amount (US dollars)

2006	520
2007	94
2008	8

Vehicle lease expense amounted to $717, $669 and $516 for the years 2005, 2004 and 2003, respectively.

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

E.

In 2004 the Israeli Tax Authorities approached Israeli public companies and other entities with a request to provide certain information relating the stamping of commercial documents in Israel. To the best of the Company’s knowledge such companies and entities are arguing that the request contradicts the common practice in Israel. Management estimates that the Company’s exposure, if any, in connection with this request is not expected to have a material effect on the Company’s financial position and results of operations. In January 2006 the Stamp Tax was canceled.

F.

On March 9, 2005 the Company filed a complaint in the United States District Court for the Northern District of California against one of its competitors (hereinafter-the “Competitor”) for infringing its US Patent. The patent relates to the Company’s Integrated Metrology (IM) tools and the fundamental aspects of these systems. The Competitor has filed counter claim seeking an injunction that will determine that the patent is invalid. The Company is unable to determine at this time with any certainty the ultimate outcome of the aforementioned issue and its effect, if any, on the Company’s financial condition, operating results and business.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 –	SHAREHOLDERS’ EQUITY

	A.	Share Capital Transactions

The Company sponsored an employee stock purchase plan (ESPP) for the benefit of its employees. Under the ESPP, substantially all employees were entitled to purchase the Company’s ordinary shares through payroll deductions at a price equal to 85 percent of the lower of fair market value at the beginning or end of each six-month offering period. The ESPP ended on March 19, 2005. Total shares issued under the ESPP were 138,505, out of which 42,062 shares were issued under the ESPP in 2005. The Company issued 42,062, 52,858 and 43,585 shares, in 2005, 2004 and 2003 respectively under the ESPP.

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

Through December 31, 2005, 5,730,822 share options have been issued under the plans, of which 1,728,567 options have been exercised, 485,030 options have been forfeited, 338,221 have been terminated and 3,170,885 options were exercisable as of December 31, 2005.

The weighted average fair value (in dollars) of the options granted during 2004 and 2003, according to Black-Scholes option-pricing model, amounted to $2.11 and $1.43 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

A summary of the status of the Company’s share option plans as of December 31, 2005, 2004 and 2003, as well as changes during each of the years then ended, is presented below:

	2 0 0 5		2 0 0 4		2 0 0 3

	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price

Outstanding - beginning of year	3,630,378	$3.57	2,621,213	$3.38	1,922,402	$3.99

Granted	-		1,250,000	3.86	1,010,000	2.09
Exercised	(107,079)	1.51	(138,640)	2.58	(144,180)	1.66
Terminated	(173,965)	4.39	(37,974)	5.81	(72,240)	5.38
Forfeited	(170,330)	2.52	(64,221)	2.30	(94,769)	3.27

Outstanding - year end	3,179,004	3.57	3,630,378	3.57	2,621,213	3.38

Options exercisable at year-end	3,170,885		1,575,108		1,290,609

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 –	SHAREHOLDERS’ EQUITY (Cont.)

	C.	Share Option Plans (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2005:

Outstanding as of December 31, 2005				Exercisable as of December 31, 2005

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price

(US dollars)		(in years)	(US dollars)		(US dollars)

0.0025	4,000	0.5	0.0025	4,000	0.0025
2.06	720,829	4.2	2.06	720,829	2.06
2.17-3.69	807,234	2.4	2.69	799,115	2.69
3.4	590,500	5.9	3.4	590,500	3.4
4.01	476,054	5.4	4.01	476,054	4.01
5.15	60,000	5.2	5.15	60,000	5.15
5.16	102,272	1.0	5.16	102,272	5.16
6.27-7.37	418,115	1.5	6.97	418,115	6.97

	3,179,004			3,170,885

NOTE 9 –	OTHER OPERATING EXPENSES (INCOME)

The amount for the year ended December 31, 2003 represents cancellation of a provision with respect to royalties to the OCS (see Note 7A.).

NOTE 10 –	INCOME TAXES

	A.	Law for the Encouragement of Capital Investments – 1959

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 –	INCOME TAXES (Cont.)

	A.	Law for the Encouragement of Capital Investments – 1959 (Cont.)

In December 1999, the Company was granted another “approved enterprise” status for an investment expansion program in the aggregate amount of $3,229 (“the second program”) under the tax-exempt benefit track. The Company had completed the investments under the expansion program and filed the final report with respect to this plan. The tax-exempt benefit track provides for a tax exemption on undistributed earnings derived from assets included in the approved enterprise investment program for the first two years of the seven-year benefit period and a 25% tax rate for the remaining five years of the benefit period. Pursuant to the tax-exempt benefit track, the Company is liable for tax at a 25% rate on distributions to shareholders of earnings subject to the exemption.

In January 2005, the Company granted another “approved enterprise” status for an investment expansion program in the aggregate amount of $1,000 (“the third program”) under the tax-exempt benefit track. The tax-exempt benefit track, once approved, provides for a tax exemption on undistributed earnings derived from assets included in the approved enterprise investment program for the first two years of the seven-year benefit period and a 25% tax rate for the remaining five years of the benefit period. Pursuant to the tax-exempt benefit track, the Company is liable for tax at a 25% rate on distributions to shareholders of earnings subject to the exemption.

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 –	INCOME TAXES (Cont.)

	A.	Law for the Encouragement of Capital Investments – 1959 (Cont.)

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

In March 2005, the government of Israel past an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits as an Approved Enterprise. Among other things, company that met the criteria of alternate package of tax benefits, will receive those benefits without a prior approval.

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

The Company has accumulated losses for Israeli tax purposes as of December 31, 2005 in the amount of approximately $50,000. At such date, other temporary differences were approximately $8,000.

The Israeli tax loss carryforwards have no expiration date. The Company expects that during the period these losses are utilized, its undistributed earnings will be tax exempt. Since the Company has no intention to distribute such earnings, there will be no tax benefit available from such tax losses and no deferred taxes have been included in these financial statements for these losses.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 –	INCOME TAXES (Cont.)

	D.	Deferred Taxes (Cont.)

As of December 31, 2005, the subsidiaries had a net operating loss carryforwards of approximately $883.

	E.	Effective Tax Rates

The Company’s effective tax rates differ from the statutory rates applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carryforwards.

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

In 2005 the Israeli Knesset approved a law for the amendment of the Income Tax Ordinance, according to which the regular corporate tax rate is to be reduced gradually and annually from 35% in 2004 tax year to 34% in 2005 tax year, ending at 25% for 2010 tax year.

NOTE 11 –	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

	A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

	%	%	%

USA	66	67	62
Europe -primarily Italy, France and Germany	11	11	10
Japan	18	18	21
Other	5	4	7

Total	100	100	100

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 –	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

	B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

	%	%	%

Customer A	48	45	36
Customer B	16	18	29
Customer C	15	12	14
Other	21	25	21

Total	100	100	100

	C.	Assets by location

Substantially all fixed assets are located in Israel.

NOTE 12 –	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the Chairman of the Board) for the year 2005 amounted to $114 (2004 - $103, 2003 -$122). Number of options granted to directors amounted 380,000 in 2004.

NOTE 13 –	FINANCIAL INSTRUMENTS

	A.	Fair value of financial instruments

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

At December 31, 2005 and 2004 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13 –	FINANCIAL INSTRUMENTS (Cont.)

	B.	Hedging activities (Cont.)

In 2004, the Company entered into currency-forward transaction, to currency-put option and to currency-call option (NIS/dollar, Euro/dollar, Yen/dollar) of 7,700 with settlement date through 2005, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of 7,700. In accordance with SFAS 133 the Company recorded in 2004 an increase of $8 in fair market value in “Other Comprehensive Income”.

In 2005, the company entered into currency-forward transaction, to currency-put option and to currency-call option (NIS/dollar, Euro/dollar, Yen/dollar) of 4,250 with settlement date through 2005, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of 4,250. In accordance with SFAS 133 the Company recorded in 2005 a decrease of $26 in fair market value in “Other Comprehensive Income”.

NOTE 14 –	RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of the 2004 financial statements, the Company decided to restate its financial statements for the fiscal year ended December 31, 2004, to correctly apply revenue recognition principles relating to certain sales transactions, as described below.

During 2004, the Company sold certain systems to several customers. These transactions included an option to upgrade the sold system free of charge once for an unlimited period or during a two year period. The Company recognized all revenues from the sales of these systems in 2004. EITF 00-21 Revenue Arrangements with Multiple Deliverables (“EITF”), requires evaluation of each deliverable to determine whether it should be a separate unit of accounting. Under the EITF these transactions are considered multiple deliverables arrangement, for which the upgrade right was not delivered. The Company was unable to establish a vendor specific objective evidence (“VSOE”) for the fair value of the upgrade right, therefore all revenues from the sale of these systems have been deferred until such an upgrade will be either exercised or expires. The restated financial statements include the effect of such deferral of revenues and costs related to these transactions.

In another instance in 2004 the Company granted to one of its customers trade in rights with decreasing rates of discounts over a period of 5 years. The trade-in right provided the customer with a discount toward the purchase price of a new system that is calculated based on the price of the originally sold systems as follows: if the trade-in is performed during the 1st and 2nd year after the sale – 72% of the price of the originally bought systems; 3rd year – 47%; 4th year – 31%; 5th year – 14%.

The Company had recognized all revenues from the sales of these systems in 2004. The Company reached a conclusion that only the portion that is not subject to the discounts schedule above, is fixed and determinable. The Company recognized only that portion and will recognize the remaining balance in future periods based on the amounts released from the above discount schedule. The restated financial statements include the effect of such deferral and the directly related costs.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14 –	RESTATEMENT OF FINANCIAL STATEMENTS (Cont.)

The tables below summarize the impact of the aforementioned restatement with respect to the financial statements as of December 31, 2004 and for the year then ended:

Consolidated Statement of Operations:

	Year ended December 31, 2004

	Previously Reported	Adjusted	As Restated

Revenues-Product sales	$33,347	$(4,073)	$29,274

Cost of revenues-Product Sales	15,361	(965)	14,396

Sales and marketing expenses	6,868	(221)	6,647

Operating Profit (Loss)	939	(2,887)	(1,948)

Net income (loss)	1,467	(2,887)	(1,420)

Basic earning (loss) per share	$0.10	$(0.19)	$(0.09)

Consolidated Balance Sheet:

	As of December 31, 2004

	Previously Reported	Adjusted and Reclassified	As Restated

Trade Accounts Receivables	$7,461	$(611)	$6,850

Inventories	5,239	1,115	6,354

Total Current Assets	36,539	504	37,043

Total Assets	49,462	504	49,966

Trade Accounts Payables	5,016	(221)	4,795

Other Current Liabilities	6,389	150	6,539

Total Current Liabilities	$11,405	$(71)	$11,334

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14 –	RESTATEMENT OF FINANCIAL STATEMENTS (Cont.)

Consolidated Balance Sheet (Cont.):

	As of December 31, 2004
	Previously Reported	Adjusted	As Restated

Long Term Liabilities-Deferred Income	$369	$3,462	$3,831

Total Long Term Liabilities	3,589	3,462	7,051

Accumulated Deficit	(38,919)	(2,887)	(41,806)

Total Shareholders Equity	$34,468	$(2,887)	$31,581

NOTE 15 –	SUBSEQUENT EVENT

In April 2006, the Company’s Competitor, against whom The Company has filed civil action for patent infringement, has filed a civil action in the United States District Court against the Company and the Company’s wholly-owned US subsidiary, seeking to enforce its United States Patent. The Company has filed a response declaring the patent invalid and asserting that neither it nor the Company’s wholly-owned subsidiary, infringe the patent. The Company is unable to determine at this time with any certainty the ultimate outcome of the aforementioned issue and its effect, if any, on the Company’s financial condition, operating results and business.

EXHIBIT INDEX

Number	Description	Page Number

1.1	Articles of Association (incorporated by reference to exhibit 3.1 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

1.2	First Amendment to the Company’s Articles of Association (incorporated by reference to the Company’s Current Report on Form 6-K filed on June 4, 2002)

1.3	Second Amendment to the Company’s Articles of Association (incorporated by reference to the Company’s Current Report on Form 6-K filed on December 16, 2004).

4.1	1997 Stock Option Plan (Plan 2) (incorporated by reference to exhibit 10.1 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.2	Option Plan 3 (incorporated by reference to exhibit 10.2 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.3	Option Plan 4A and 4B (incorporated by reference to exhibit 10.3 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.4	Option Plan 5 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report for 20-F for 2002 filed May 9, 2002

4.5	Option Plan 6 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed December 24, 2002 (registration number 333-102193))

4.6	Employment Agreement between Nova and Giora Dishon (incorporated by reference to exhibit 10.4 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.7	Employment Agreement between Nova and Moshe Finarov (incorporated by reference to exhibit 10.6 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.8	Employment Agreement between Nova and Chai Toren (incorporated by reference to exhibit 10.7 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.9	Employment Agreement between Nova and Ronen Frish (incorporated by reference to exhibit 10.8 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.10	Agreements between Nova and the Office of the Chief Scientist in Israel (incorporated by reference to exhibit 10.10 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.11	Certificate of Approval from the Investment Center in Israel (incorporated by reference to exhibit 10.11 to the Company’s Registration Statement on Form F-1 (registration number 333-11640))

4.12	Lease Agreement between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed on May 9, 2002)

4.13	Summary of Lease Agreement between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed on May 9, 2002)

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

4.17	Option Plan 7A (incorporated by reference to Exhibit 4.1. to the Company’s Registration Statement on Form S-8 filed on May 17, 2004 (registration number 333-115554))

4.18	Option Plan 7B (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on March 7, 2005 (registration number 333-123158)

4.19

Asset Purchase Agreement dated April 24, 2006 by and among Nova, HyperNex, Inc. and the Stockholders listed on Schedule 4(a) therein, including a list of omitted schedules and exhibits (filed herewith). The Company agrees to furnish supplementary a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

E-3

4.20	Option Plan 7C (filed herewith).	E-4

4.21	Option Plan 8 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on December 29, 2005 (registration number 333-130745).

8	List of Subsidiaries (filed herewith)	E-5

E-1

E-2