Form 20-F
period 2006-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2007-05-11
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Exact name of Registrant as specified in its charter)

Nova Measuring Instruments Ltd.	Israel
(Translation of Registrant's name into English)	(Jurisdiction of incorporation or organization)

Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona 76100, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

17,104,523 Ordinary Shares, NIS 0.01 nominal (par) value per share, as of December 31, 2006

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

        The consolidated financial statements and selected consolidated financial data as of December 31, 2002, 2003, 2004, 2005 and 2006 and for each of the years in the five-year period ended December 31, 2006 (the “Consolidated Financial Statements”), included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Cautionary Statement Regarding Forward-Looking Statements

        Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result,” “are expected to,” will continue,” “is anticipated,” “estimate,” “project,” “believe,” “plan”, or similar expressions identify “forward looking statements.” Such statements, including statements relating to our anticipated sales, revenues and expenses in 2007, our expectations with respect to our ability to gain market share, add additional process equipment manufacturers as partners and to develop and introduce new products, possible outcomes of the litigation in which we are involved, possible outcomes of our efforts to consummate and integrate our pending acquisition or of our efforts to identify, complete and integrate future acquisition, anticipated growth of the semiconductor industry and metrology markets and expected changes in the semiconductor industry, are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions. Various other factors that could cause our actual results to differ materially are set forth in “Risk Factors” starting on page 2 and elsewhere herein.

- ii -

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.	Offer Statistics and Expected Timetable

        Not applicable.

Item 3.	Key Information

        Selected Financial Data

        The following selected consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. These financial statements have been prepared in accordance with U.S. GAAP, and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$20,371	$26,688	$36,806	$30,142	$48,292
Cost of revenues	13,353	16,535	21,111	19,306	27,743

Gross profit	7,018	10,153	15,695	10,836	20,549

Operating expenses:
Research and development expenses, net	9,894	8,561	8,665	9,301	9,166
Sales and marketing expenses	6,950	6,534	6,647	6,950	8,754
General and administrative expenses	1,797	1,898	2,331	3,626	5,136
Other operating expenses (income)	1,478	(2,203)	-	-	-

Total operating expenses	20,119	14,790	17,643	19,877	23,056

Operating loss	(13,101)	(4,637)	(1,948)	(9,041)	(2,507)
Financing income, net	144	425	528	627	573
Net loss	$(12,957)	$(4,212)	$(1,420)	$(8,414)	$(1,934)

Loss per share:
Basic and diluted loss per share	$(0.88)	$(0.28)	$(0.09)	$(0.55)	$(0.12)
Shares used in calculation of basic and diluted loss per
share	14,786	14,994	15,259	15,437	15,976

	December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Consolidated Balance Sheet Data:
Working capital	34,574	30,350	25,709	14,834	15,873
Total assets	49,008	47,918	49,966	42,339	44,419
Capital stock (including additional paid-in capital)	71,851	72,709	73,379	73,682	76,735
Shareholders' equity	35,677	32,336	31,581	23,444	24,575

Risk Factors

Risks Related to Our Business and Our Industry

Because substantially most of our current sales are dependent on a single product line, factors that adversely affect the pricing and demand for this product line could substantially reduce our sales.

        Although we have expanded our product offering, we are still currently dependent on a single integrated process control product line targeting the chemical mechanical polishing market. We expect revenues from this product line to continue to account for a substantial portion of our revenues for at least the next year. As a result, factors adversely affecting the pricing of or demand for integrated process controls for the chemical mechanical polishing equipment field, such as competition and technological change, could reduce our sales.

The markets we target are highly cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

        The semiconductor capital equipment market and industries, which are highly cyclical, experienced in 2006 significant increases in sales, after a decline of more than 18% in sales in 2005. Although we rely on market research companies, we cannot predict the length and strength of the downturns or expansions. Furthermore, we have only a limited ability to reduce expenses during any industry downturn because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. As a result, during future downturns, we may incur additional losses greater than those we incurred in the past.

Our inability to reduce spending during a protracted slowdown in the semiconductor industry could reduce our prospects of achieving profitability.

        Historically, we have derived all of our revenues, and we expect to continue to derive practically all of our revenues, from sales of our products and related services to the semiconductor industry. Our business depends in large part upon capital expenditures by semiconductor manufacturers, which in turn depend upon the current and anticipated demand for semiconductors. The semiconductor industry has experienced severe and protracted cyclical downturns and upturns. During cyclical downturns, we have in the past experienced, and will likely in the future experience, material reductions in the demand for the type of capital equipment and process technology that we offer and our sales and revenues might decline again. In addition, our ability to reduce expenses in response to any downturn or slowdown in the rate of capital investment by manufacturers in these industries may be limited because of:

—	our continuing need to invest in research and development;

—	our capital equipment requirements; and

—	our extensive ongoing customer service and support requirements worldwide.

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

        Our business plan requires the introduction of several new product lines. Our plans to introduce process control products for photolithography, etch, metal deposition and other processes will require development of new capabilities. Some of these projects are in the early stages of development, and we cannot be certain that we will be able to develop or bring to market these new product lines or, if we do, that these products will be well received or profitable. If we are unable to successfully introduce new product lines, our future growth could be adversely affected.

If any of our systems fail to meet or exceed our internal quality specifications, we cannot ship them until such time as they have met such specifications. If we experience significant delays or are unable to ship our products to our customers as a result of our internal processes, or for any other reason, our business and reputation may suffer.

        Our products are complex and require technical expertise to design and manufacture. Various problems occasionally arise during the manufacturing process that may cause delays and/or impair product quality. We actively monitor our manufacturing processes to ensure that our products meet our internal quality specifications. Any significant delays stemming from the failure of our products to meet or exceed our internal quality specifications, or for any other reasons, would delay our shipments. Shipment delays could harm our business, revenues and reputation in the industry.

New product lines that we may introduce in the future may contain defects, which will require us to allocate time and financial resources to correct.

        Our new product lines may contain defects when first introduced. If there are defects, we will need to divert the attention of our personnel from our product development efforts to address the detection and correction of the defects. In the past, no liability claims have been filed against us for damages related to product defects, and we have not experienced any material delays as a result of product defects. However, we cannot provide assurances that we will not incur these costs or liabilities or experience these lags or delays in the future. Moreover, the occurrence of such defects, whether caused by our products or the products of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products.

We have historically generated losses and may incur future losses.

        Since our inception in 1993, we have incurred several years of losses and only a few profitable years. We may incur a net loss in 2007 or in future years. As of December 31, 2006, we had an accumulated deficit of approximately $52 million. We plan to increase our aggregate operating expenses in 2007 relative to 2006. Accordingly, to achieve profitability in 2007, we will need to significantly increase our sales. In the future, our sales may not grow and we may not achieve profitability.

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

        Our quarterly operating results have fluctuated significantly in the past. This trend may continue. A principal reason is that we derive a substantial portion of our revenue from the sale of a relatively small number of systems to a relatively small number of customers. As a result, our revenues and results of operations for any given quarter may decrease due to factors relating to the timing of orders by, shipments of systems and timing of recognizing these revenues. Furthermore, our quarterly results are affected by the highly cyclical nature of the semiconductor capital equipment market and industries.

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

        Like our peers serving the semiconductor market, our customer base is highly concentrated among a limited number of large customers, primarily because the semiconductor industry is dominated by a small number of large companies. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered to be our major customers and the percentage of our revenue represented by each major customer may vary from period to period. The loss of any one of our major customers would adversely affect our sales and revenues. Furthermore, if any of our customers become insolvent or have difficulties meeting their financial obligations to us for any reason, we may suffer losses.

We operate in an extremely competitive market, and if we fail to compete effectively, our revenues and market share will decline.

        Although the market for integrated process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete with Nanometrics Inc., Therma-Wave Inc., Rudolph Technologies Inc., and KLA-Tencor Corp., which manufacture and sell integrated process control systems. In addition, we compete with established manufacturers of conventional stand-alone measurement equipment, such as KLA-Tencor Corp., and original semiconductor equipment manufacturers, such as Tokyo Electron Ltd. Established companies, both domestic and foreign, compete with our product lines, and new competitors are entering our market. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

—	the contribution of our equipment to our customers' productivity;

—	our product quality and performance;

—	our global technical service and support;

—	the return on investment (ROI) of our equipment and its cost of ownership;

—	the breadth of our product line;

—	our success in developing and marketing new products. and;

—	the extendibility of our product

        If we fail to compete in a timely and cost-effective manner against current or future competitors, our revenues and market share will decline.

The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer.

        We believe that the semiconductor capital equipment market is undergoing consolidation. A number of suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies Inc. acquired August Technologies Inc., in 2006 Nanometrics Inc. acquired Soluris Inc. and Accent Technologies Inc., and in 2007 KLA-Tencor Corp. acquired Therma-Wave Inc. We believe that similar acquisitions and business combinations involving our competitors and customers may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer service, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors or customers could jeopardize our competitive position.

We may not be successful in our efforts to identify, complete and integrate future acquisitions, which could disrupt our current business activities and adversely affect our results of operations or future growth.

        Any future acquisitions may involve many risks, including the risks of:

—	diverting management's attention and other resources from our ongoing business concerns;

—	entering markets in which we have no direct prior experience;

—	improperly evaluating new services, products and markets;

—	being unable to maintain uniform standards, controls, procedures and policies;

—	being unable to integrate new technologies or personnel;

—	incurring the expenses of any undisclosed or potential liabilities; and

—	the departure of key management and employees.

        If we are unable to successfully complete the acquisition or to effectively integrate any future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure you that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing, integration of personnel with disparate business backgrounds and corporate cultures, integration of different point-of-sale systems and other technology and managing relationships with other business partners.

One of our customers has no cancellation fee with regard to cancellation of orders.

        One of our largest customers has no cancellation fee with regard to cancellation of its orders. Because of that, our ability to rely on our backlog for future forecasting in so far as it depends on that customer is impaired and can severely harm our financial results.

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

Our lengthy sales cycle increases our exposure to customer delays in orders, which may result in obsolete inventory and volatile quarterly revenues.

        Sales of our systems depend, in significant part, upon our customers adding new manufacturing capacity or expanding existing manufacturing capacity, both of which involve a significant capital commitment. We may experience delays in finalizing sales following initial system qualification while a customer evaluates and approves an initial purchase of our systems. In general, for new customers or applications, our sales cycle takes between three and 12 months to complete. During this time, we may expend substantial funds and management effort, but fail to make any sales. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which we have limited control.

Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property would harm our competitive position.

        We have obtained 51 U.S. patents and have 25 U.S. patent applications pending. In addition, we have obtained 32 non-U.S. patents and have more than 50 non-U.S. patent applications pending. In August 8, 2006, in connection with the acquisition by us of substantially all the assets of HyperNex, Inc., HyperNex, Inc. assigned to us all of its right, title, and interest in 8 U.S. patents, 3 non-U.S. patents, 6 patent applications filed in other countries and 3 trademarks registered in the U.S. As of April 30, 2007, the assignment of the 3 non-U.S. patents was not completed.

        We cannot assure that:

—	pending patent applications will be approved;

—	any patents will be broad enough to protect our technology, will provide us with competitive advantages or will not be challenged or invalidated by third parties; or

—	the patents of others will not have an adverse effect on our ability to do business.

        We also cannot assure you that others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents. Further, because patents may afford less protection under foreign law than is available under U.S. law, we cannot assure that any foreign patents issued to us will adequately protect our proprietary rights.

        In addition to patent protection, we also rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or disclose our technology.

        Furthermore, we may be required to institute legal proceedings to protect our intellectual property. If such legal proceedings are resolved adversely to us, our competitive position and/or results of operations could be harmed. For additional information on our intellectual property, including information regarding a patent infringement lawsuit we commenced against Nanometrics Inc., and information regarding a patent infringement lawsuits Nanometrics commenced against us, see “Intellectual Property” starting on page 20 of this report.

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

        Any litigation of this type, even if we are ultimately successful, could result in substantial cost and diversion of time and effort by our management, which by itself could have a negative impact on our profit margin, competitive position and ability to develop and market new and existing products. For additional information on our intellectual property, including information regarding a civil action we commenced against Nanometrics Inc., or Nanometrics, information regarding civil actions Nanometrics commenced against us, and information with respect to the settlement agreement we have recently reached with Nanometrics, see “Intellectual Property” beginning on page 20 of this annual report.

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

We have an agreement for exclusive supply of a critical component in our wide angle x-ray diffraction tool called CrystalX. This exclusivity depends on purchase of a pre-defined number of these critical components from the supplier and a loss of this exclusivity could allow a competitor to utilize this unique component and successfully compete with our offering.

        The exclusivity depends on volume of purchases. The design of this component provides unique advantages to our system which in the hands of our competitors may allow them to successfully compete with us. Developing an alternative supplier for this specific component is not trivial.

We are dependent on international sales, which expose us to foreign political and economic risks that could impede our plans for expansion and growth.

        Our principal customers are located in the United States, Japan, Taiwan, Singapore, Europe and South Korea and we produce our products in Israel. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

Because we derive a significant portion of our revenues from sales in Asia, our sales could be hurt by the instability of Asian economies.

        A number of Asian countries have experienced political and economic instability. For instance, Taiwan and China have had a number of disputes, as have North and South Korea, and Japan has for a number of years experienced significant economic instability. We have a subsidiary in Taiwan and we have significant customers in Japan and South Korea as well as in China. An outbreak of hostilities or other political upheaval or economic downturns in these or other Asian countries would likely harm the operations of our customers in these countries, causing our sales to suffer.

A large number of our ordinary shares continue to be owned by a relatively small number of shareholders, whose future sales of our stock, if substantial, may depress our share price.

        If our principal shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, the market price of our ordinary shares may fall. As of December 31, 2006, we had 17,104,523 ordinary shares outstanding, of which 7,827,839 shares were held by four shareholders.

Because as of April 20, 2007 five of our shareholders control approximately 56% of our ordinary shares, they can control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

        As of April 20, 2007, five of our shareholders controlled approximately 56% of our outstanding ordinary shares (not including options or warrants currently exercisable or exercisable within 60 days of April 20, 2007). As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s articles of association. Even if these five shareholders do not vote together, each has the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s article of association.  For additional information on our major shareholders, see “Major shareholders” on page 42.

The market price of our ordinary shares may be affected by a limited trading volume and may fluctuate significantly

        There has been a limited public market for our ordinary shares and there can be no assurance that an active trading market for our ordinary shares will continue. An absence of an active trading market could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our growth and revenues.

        Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Although most of our sales are currently being made outside Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Conflicts between Israel and Palestinian militant groups have been ongoing. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. The resumption of hostilities in the region, and the on-going tension in the region, have a negative effect on the stability of the region which might have negative effect on our business and harm our growth and revenues. For further detail see “Political and economic conditions in Israel” starting on page 24.

Our operations may be disrupted by the obligation of key personnel to perform military service.

        Some of our executive officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually until the age of 40 for those serving in combat units and until the age of 45 for non combatants. This time-period may be extended by the Military Chief of General Staff and the approval of the Minister of Defense or by a directive of the Minister of Defense in the event of a declared national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. To date, our operations have not been materially disrupted as a result of these military service obligations, and no executive officer or key employee was recruited for any significant time period including during the 2nd Lebanon war of July 2006. Any disruption in our operations due to such obligations would adversely affect our ability to produce and market our existing products and to develop and market future products.

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

        If we fail to comply with these conditions in the future, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. In each of 2004, 2005 and 2006, we recorded an aggregate of $1.9 million, in conditional grants under Israeli government programs. As of December 31, 2006, our contingent liability to the Office of the Chief Scientist for grants received was approximately $6.2 million. See also Note 9A to our consolidated financial statements contained elsewhere in this report. From time to time, we submit requests for new grants from the Office of the Chief Scientist and for expansion of our approved enterprise programs. These requests might not be approved. Also, the Israeli government may reduce or eliminate these benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations. In addition, if we increase our activities outside Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

        Our ordinary shares are listed for trading on the Nasdaq Global Market and on the Tel Aviv Stock Exchange. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on the Nasdaq Global Market and New Israeli Shekels on the Tel Aviv Stock Exchange. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

We may be classified as a passive foreign investment Company and, as a result, our U.S. shareholders may suffer adverse tax consequences

        Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. Our passive income would not include income derived from the sale of our products, but would include amounts derived by reason of a temporary investment of any cash amounts. This characterization could result in adverse U.S. tax consequences to our shareholders, including having gain realized on the sale of our shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges applied to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

        We believe that in 2006 we were not a passive foreign investment company. Nonetheless, because of the difficulty determining the value of our assets, there is a risk that we were a passive foreign investment company in 2006. Currently we expect that we will not be a passive foreign investment company in 2007. However, passive foreign investment company status is determined as of the end of the full tax year and is dependent on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, there can be no assurances that we will not become a passive foreign investment company for the current fiscal year ending on December 31, 2007 or any future year. For a discussion on how we might be characterized as a passive foreign investment company and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

Item 4.	Information on the Company

History and Development of the Company

        Nova Measuring Instruments Ltd. was incorporated in May 1993 under the laws of the State of Israel. We commenced operations in October 1993 to design, develop and produce integrated process control systems for use in the manufacture of semiconductors, also known as integrated circuits or chips. In October 1995, we began manufacturing and marketing systems for chemical mechanical polishing processes. We have since expanded our product offering to include systems designed for lithography and etch, and are continuing to develop new products and additional applications for our current products. These new offerings have contributed approximately $4 million to our sales in 2006.

        In April 2000, we conducted an initial public offering pursuant to which we sold 3,000,000 ordinary shares for consideration of net proceeds of $49 million. In connection with the public offering, our shares were listed for trading on the Nasdaq Global Market (formally known as Nasdaq National Market).

        In June 2002, we listed our shares in the Tel-Aviv Stock Exchange in Israel, pursuant to legislation which enables Israeli companies whose shares are traded on certain stock exchanges outside of Israel to be registered on the Tel Aviv Stock Exchange, while reporting, in substance, in accordance with the provision of the relevant foreign securities law applicable to the company.

        In August 2006, we completed the purchase of substantially all the assets of HyperNex, Inc., or HyperNex, a Delaware corporation located at State College, Pennsylvania and assumed certain liabilities, including liabilities accruing after the closing relating to contracts assumed by us.

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

Overview

        We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide, either directly or through process equipment manufacturers. Of the 25 semiconductor manufacturers that had the highest capital equipment expenditures in 2006, 21 use our systems. The majority of our integrated metrology systems are sold to process equipment manufacturers. These process equipment manufacturers integrate our metrology systems into their process equipment which is then sold to the semiconductor manufacturers. Our systems were first installed in 1995 and, since that time, we have sold more than 1,500 metrology systems.

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

        Prior to the introduction of our integrated metrology systems, process control was achieved through stand-alone measurement equipment. Stand-alone measurement equipment requires semiconductor manufacturers to interrupt the manufacturing process sequence, remove sample silicon wafers from the process equipment and place the silicon wafers on the stand-alone measuring or inspection tool. In contrast, our integrated metrology approach is based upon patented measuring methods that enable us to produce optical measuring systems that are small enough to be integrated directly inside many types of semiconductor process equipment. We believe that in several instances during the manufacturing process, our integrated approach offers considerable advantages over the conventional stand-alone approach to metrology control, enabling manufacturers using our integrated equipment to reduce costs and to improve production efficiency, yield and quality.

        We have always emphasized our integrated metrology solutions as this continues to be an area where we have a leading position. In addition, in the past few years we developed and started manufacturing stand-alone metrology systems as well. We plan to leverage our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings of stand-alone metrology systems. Today, both stand alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand alone products are compatible or complementary and used in a customized way to meet specific customer needs.

        Demand for metrology systems, whether integrated or stand-alone, is driven by capital equipment purchases by semiconductor manufacturers, which in turn are driven by worldwide demand for semiconductors. Industry data indicates that the worldwide demand for semiconductors is growing. We believe that this growth in demand will drive demand for process control equipment, including metrology systems, as semiconductor manufacturers add capacity. Demand for metrology systems will also be driven by the increasing cost to manufacture semiconductors and the demands of semiconductor manufacturers for process equipment that provides better film uniformity, increased dimensional control, tool-to-tool matching and within-tool uniformity.

Our Market

        Growth of the Semiconductor Industry and the Metrology Market

        The use of semiconductor devices continues to increase. Semiconductors are no longer used solely in personal computers and computer systems, but also in wireless communications, Internet infrastructure, Internet access devices, automobiles, portable electronic devices and other advanced consumer electronics. As a result of the increasing demand for semiconductors, the semiconductor industry has experienced significant growth over the past eight to 10 years, despite a severe downturn between 2000 and 2003. According to the Semiconductor Industry Association, worldwide sales of semiconductors decreased from $223 billion in 2000 to $178 billion in 2003, but then increased to $220 billion in 2004, $235 billion in 2005 and $259 in 2006. Over the past decade, the increased use of semiconductors has driven demand for additional semiconductor manufacturing capacity. In turn, the addition of semiconductor manufacturing capacity, whether through new construction or refurbishment of existing manufacturing facilities, has been a driver of demand for metrology systems such as those we produce. Furthermore, the diversification semiconductor types has led to a situation that each discrete device offers macro size market opportunities and thus an increase or decline in any one market does not necessarily drag with it the entire semiconductor manufacturing field.

        The increased use of semiconductors has been accompanied by an increase in their complexity. Due to the creation of new applications and markets for semiconductors, suppliers and manufacturers are faced with an increasing demand for new products that provide greater functionality and higher performance at lower prices. As a result, many new complex materials, structures and processes are being introduced to semiconductor manufacturing. New materials include copper, low- and high-k dielectrics, silicon-on-insulator, silicon-germanium, strained silicon and raised source/drain. Manufacturers are also increasingly moving toward 300 mm silicon wafers from 200 mm silicon wafers. While 300 mm wafers can yield up to twice as many integrated circuits as 200 mm wafers, larger wafers increase manufacturing challenges. For example, because 300 mm wafers can bend or bow more than twice as much as 200 mm wafers, they are more susceptible to damage. The larger area of 300 mm wafers also makes it more difficult to maintain film uniformity across the entire wafer. Semiconductors also continue to move toward smaller feature sizes and more complex multi-level circuitry. The increase in complexity of semiconductors and the resulting increase in the complexity and cost of the semiconductor manufacturing process has also been a driver of demand for metrology systems.

        The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983 to over $3 billion in 2006 for facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a rate greater than the overall process equipment market since process control equipment is in the future expected to consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

        The Semiconductor Manufacturing Process

        Semiconductors typically consist of transistors or other components connected by an intricate system of circuitry on flat silicon discs known as wafers. Integrated circuit manufacturing involves well over a dozen individual steps, some of which are repeated several times, through which numerous copies of an integrated circuit are formed on a single silicon wafer. Typically, up to 30 very thin patterned layers are created on each wafer during the manufacturing process. At the end of the manufacturing process, the wafer is cut into individual chips or dies. Because semiconductor specifications are extremely exacting, and integrated circuits are becoming more complex, requiring ever more sophisticated manufacturing processes, the process steps are constantly monitored, and critical parameters are measured at each step using metrology equipment.

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

        Process Control. The steps used to create semiconductors are exacting processes that require strict control of equipment performance and process sequences for the resulting semiconductors to function properly. Tight control is achieved through monitoring of the in-process wafers and by measuring relevant parameters after each process step. These procedures are usually carried out on a small sample of the wafers. The monitoring may include measurement of several parameters, such as the thickness of the layers of thin film deposited, the sizes of the features that are patterned through the photolithography process, as well as the registration or alignment between two consecutive layers, known as overlay. Monitoring also includes inspection of the wafer for irregularities, defects or scratches. If parameters are out of specification or if defects or contamination are present, the manufacturer adjusts the process and measures another sample of wafers thereby allowing manufacturers to reduce costs and improve device performance.

        The Need for Effective Process Control Tools. A number of technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control solutions. These trends include:

—	Development of smaller semiconductor features. The development of smaller features, now as small as 90 nm and 65nm in production, enables semiconductor manufacturers to produce larger numbers of circuits per wafer and to achieve higher circuit performance. As feature geometries decrease, manufacturing yields become increasingly sensitive to processing deviations and defects, as more integrated circuits are lost with every discarded wafer. In addition, the increased complexity and number of layers of the integrated circuits increase the chance of error during the manufacture of the wafer.

—	Shortening of technology life cycles. The technology life cycle of integrated circuits continues to shorten as semiconductor manufacturers strive to adopt new processes that allow a faster transition to smaller, faster and more complex devices. In the past, the technology life cycle was approximately three years; it is now only two years. The accelerating rate of obsolescence of technology makes early achievement of enhanced productivity and high manufacturing yields an even more critical component of a semiconductor manufacturer’s profitability.

—	Transition to copper and other new materials. Copper metal layers and other new materials such as low and high k-dielectrics and silicon on insulator are increasingly replacing aluminum for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. Copper and low-K materials make it possible to build higher speed devices using fewer layers. The use of copper and other new materials, requires new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry.

—	Change to 300-millimeter wafers. The transition in wafer size from 200-millimeter diameter to 300-millimeter diameter that began in 1999more than doubles the number of integrated circuits per wafer. Maintaining process uniformity across these larger wafers is more difficult. Processing larger wafers also increases the cost of mistakes caused by both the larger number of integrated circuits per wafer and the greater complexity (and, therefore, cost) of processing larger wafers. Thus, with 300 mm wafers, the need for effective metrology to quickly detect and correct errors in the manufacturing process has increased. In addition, new metrology equipment is needed to accommodate the larger wafer size. It is estimated that in 2006, 80% of equipment sales have moved towards 300mm processing.

—	Increase in foundry manufacturing. Asa result of the rising investment needed for semiconductor production and the proliferation of different types of semiconductors, semiconductor manufacturing is increasingly being outsourced to large semiconductor contract manufacturers, or foundries. A foundry typically runs several different processes and makes hundreds to thousands of different semiconductor product types in one facility, making the maintenance of a constant high production yield and overall equipment efficiency more difficult to achieve. This trend of shifting to foundries for manufacturing needs has progressed even further in 2006 with technology leaders such as Texas Instruments announcing that they will also be outsourcing process development to Taiwan Semiconductor Instruments, Limited.

—	Increase in Automation. In an effort to achieve greater operating efficiencies, semiconductor manufacturers are increasingly relying upon automation. Automation represents the fastest growing segment of the semiconductor manufacturing industry.

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

        We believe that in certain process steps, integrated metrology systems provide semiconductor manufacturers with the greatest opportunity to increase the productivity and yields of their equipment, thereby increasing their profitability. Therefore, we plan to continue to maintain a major focus on the integrated metrology market. However, recognizing that a significant number of semiconductor manufacturers will continue to rely upon stand-alone equipment, we intend to leverage our market leading position in the integrated metrology market and our metrology expertise to deepen our penetration of the stand-alone metrology market. Furthermore, the technological and operational trends within the semiconductor manufacturing industry that are strengthening the need for more effective process control solutions can sometimes be addressed through the use of stand-alone metrology equipment.

The Nova Approach

        Integrated Metrology

        Our integrated metrology systems provide semiconductor manufacturers with effective and efficient process control by measuring wafers and their properties without removing the wafer from the process equipment. All our products use our patented measuring methods that enable us to produce optical measuring systems that are small enough to be incorporated directly inside many types of equipment used in semiconductor processing. Integrated systems measure the wafer within the actual process environment, reducing labor and wafer handling as well as the risk of contamination of or damage to the wafer. In addition, we believe that our systems deliver significant increases in overall equipment efficiency through advanced process control, along with improving wafer-to-wafer uniformity, all with minimal operator intervention.

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

        Stand-alone Metrology

        As stated above, we pioneered the area of integrated metrology and to-date revenues from that product continue to represent the larger portion of our overall revenues. With the adoption of our technology and the formation of long standing relationships with leading manufacturers, we have come to realize that our technology can be extended beyond integrated metrology into areas such as stand alone metrology. Accordingly, in the past several years we developed a stand alone metrology tool to perform measurements similar to those performed by our integrated metrology tools. The expression “stand alone metrology” generically describes free standing metrology equipment which sits inline, i.e., next to the processing equipment and receives cassettes or FOUPS of wafers to allow sampling of a few or several wafers from each cassette it receives. There are several types of stand alone metrology tools each of which performs a distinct type of measurement, e.g., defect inspection, electrical performance, microscopic analysis, cross sections, etc. Our specific focus is in the area of optical CD measurement which is generally utilized in order to characterize critical dimensions on a wafer, their width, shape and profile. This technology is today utilized in several areas of the fab such as photolithography, etch, CMP, selective deposition of thin films, etc. The key advantage offered by this technique is that it is non destructive and extremely fast with very high accuracy and repeatability.

        We introduced this concept in 2006 and while it was well accepted we cannot assure you that these products will be purchased by customers in amounts sufficient to generate significant revenues or any profits.

Our Technology

        We believe that our technological and engineering expertise and research and development capabilities allow us to develop and offer new products and technologies to meet the ever-changing demands of the semiconductor industry. We have applied our technological and engineering expertise to develop a wide range of integrated and stand-alone products for the CMP, copper CMP, etch lithography processes as well as Cu electroplating and sputtering of Cu barrier and seed materials. Because of our open architecture policy, our integrated metrology solutions can work with most models of CMP and etch tools made by the major process equipment manufacturers, for both 200 mm and 300 mm applications. In addition, to our knowledge, only our integrated metrology systems can be used to retrofit existing 200 mm process equipment, giving us a significant advantage over our competitors.

        Our suite of technological capabilities includes:

—	Ellipsometry. Ellipsometry is a non-contact, non-destructive optical measuring technique used to measure very accurately the thickness and other properties of transparent thin films. When a surface is exposed to a polarized light laser, Ellipsometers measure the change in the reflected light’s polarization. By using multiple light angles and/or multiple wavelengths, Ellipsometry can provide accurate and reliable measurement of a wide range of film thicknesses, film materials and film stacks.

—	Broadband Spectrophotometry. Our broadband Spectrophotometry capabilities range from deep ultraviolet to near infrared. This technology enables fast, accurate and small spot size film thickness measurement in large range of applications on a very cost effective basis, both as an integrated system and as a stand-alone system.

—	Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry. These systems use fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost effective system development. Scatterometry provides two and three dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real time metrology of the most advanced design rule, down to 65 nm and below.

—	Imaging and image processing. This technology has three different applications: 1) navigating on product wafers to perform measurements on very small selected sites; 2) detecting defects on product wafers after critical process steps, such as lithography and etch; and 3) measurement of the accuracy of registration between two layers (overlay measurement), mostly used in lithography.

—	Wide Angle X-Ray Diffraction. This technology enables measurement of microstructure of polycrystalline materials. The system is based on collecting a diffracted x-ray signal on a large area detector. The parameters that can be measured using this technique are: phase, phase volume fraction, texture, texture volume fraction, relative grain-size and layer thickness. This technology was originally developed by HyperNex – a company that in August of 2006 we purchased substantially all its assets and assumed its’certain liabilities.

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

        Throughout our history, we have been a technological leader in the integrated metrology field. We were the first to offer integrated metrology solutions for semiconductor manufacturers and are the only provider of integrated metrology solutions that can measure wafers in water, which allows for more efficient and accurate metrology. Furthermore, because our systems are small enough to fit inside wafer fabrication equipment, to our knowledge, only our metrology solutions can be used to retrofit older 200 mm systems. Our systems have also been recognized by the industry and in 2004, we received the prestigious Editors’ Choice Best Product Award from Semiconductor International magazine for our NovaScan 2020Cu, 3030Cu Copper CMP process monitoring.

Products

        Our products include metrology systems for thin film measurement in chemical mechanical polishing and chemical vapor deposition applications; optical topography systems for use in post-copper chemical mechanical polishing applications; optical critical dimension systems for lithography and etch applications as well as X-Ray based microstructure monitoring for advanced physical vapor deposition and electroplating applications. Our integrated thickness monitoring system for chemical mechanical polishing process control enables wafer-to-wafer closed loop control. We offer several models of this integrated thickness monitoring systems, depending on polisher type and end-user requirements. These metrology systems address a broad range of metrology requirements of our end-user and process equipment manufacturer customers. Both our integrated and stand-alone systems incorporate patented optical scanning, dynamic auto-focus, unique pattern recognition for arbitrarily oriented wafers and proprietary algorithms for in-water measuring of two layers simultaneously. We offer several different product models that are tailored to conventional chemical mechanical polishing equipment as well as to newer, high throughput polishers. Following is a summary of our products.

Thin Film Process Control

—	The NovaScan 840 combines high-speed measurement and effective handling, enabling measurement of wafers both before and after polishing. While we no longer market this system, this system and prior generations were our main revenue source in 2001 and prior years.

—	The NovaScan 2020 and 2040 are the second generation of integrated thickness monitoring systems with enhanced spectral range, responding to the needs of the industry for emerging chemical mechanical polishing high-end applications of thin films and complex layer stacks. The 2020 model was introduced to the market at the end of 2000, and since then has replaced the NovaScan 840 and accounted for the majority of our sales for 200 mm production lines.

—	The NovaScan 3030 and 3060 are the second generation of the 300mm measuring system, with improved optics and motion system enabling high speed measurement, and with broad spectral rage (ultraviolet to infrared) allowing accurate measurements on complex structures and thin film layers. The 3030 model was introduced to the market in 2001 and since then has replaced the NovaScan 3000 and accounts for the major portion of our sales for 300 mm production lines. The NovaScan 3060 was introduced in 2002.

—	The NovaScan 2020Cu has the same basic platform as the NovaScan 2040, with additional hardware and software improvements, enabling the system to answer the unique requirements of copper chemical mechanical polishing monitoring. The system went through several beta tests during 2001 and 2002 and was released for sale in the beginning of 2003.

—	The NovaScan 3030Cu has the same basic platform as the NovaScan 3030, with additional hardware and software improvements, enabling the system to answer the unique requirements of 300 mm copper CMP monitoring. The system went through field-testing during 2002 and was released for sale in the beginning of 2003.

—	The NovaScan 840CVD system is a 200 mm integrated metrology vacuum chemical vapor deposition measurement system, measuring different layers in the chemical vapor deposition process. Data can be fed forward to the chemical mechanical polishing process tool. Integration solutions were developed for different process equipment. The system was introduced to the market in the end of 2000 and several units have been sold. However, we do not expect to sell a significant number of these systems in the future.

—	The NovaScan 3090 CMP system is a scatterometry-based system for the chemical mechanical polishing metrology needs measuring thin films thicknesses in one, two or three dimensions. The system went through field-testing and was released for sale in 2005.

—	The NovaScan 3090 CD system is a scatterometry-based system for measuring the critical dimensions (CD) and profiling lines and trenches on 200 mm and 300 mm wafers. The system went through field-testing during 2003 and was released for sale in 2004. The systems are sold as integrated metrology systems and as stand-alone systems with third-party automation modules.

—	The NovaScan 3090 SA is similar in performance to the NovaScan 3090 CD, providing full two and three dimension profiling capabilities in a stand-alone configuration. The systems are utilized in lithography, etch, thin film deposition and chemical mechanical polishing process. The system was released for sale in 2005.

—	The NovaScan 3090Next system is the next generation metrology targeted at 45nm and 32nm technology nodes. The NovaScan 3090Next provides up to 50% throughput improvement, better accuracy and tool to tool matching and higher polarized spectral range enabling measurement of smaller features. The NovaScan 3090Next is available as integrated metrology and as standalone metrology systems.

—	CrystalX II is the newest addition to Nova’s product line and is the result of the Hypernex acquisition. Employing Wide Angle X-Ray Diffraction (WA-XRD) CrystalX II answers one of the most critical requirements of IC manufacturing for measurements that provide insight into electrical performance of semiconductor devices. The system quickly identifies changes and irregularities in film microstructure that degrade device performance, reliability and yield - variations that are undetected by other metrology techniques.

—	NovaMars is an advanced scatterometry modeling and application development software tool enabling complex 2D, 3D and in-die measurements. Process engineers can harness the power and flexibility of the tool to develop their own scatterometry applications by themselves thus keeping the details of their process within the fab. Its user interface and high level of automation provide for easier and faster application development and eliminate discrepancies between different developers, enabling the best solution, independent of user proficiency. The NovaMars is offered as an option together with the 3090 &3090Next product family.

—	A closed loop control option for the NovaScan systems delivers reliable, highly automated wafer-to-wafer uniformity over chemical mechanical polishing manufacturing processes. The thickness data of every processed wafer is obtained and process parameters are fed back to adjust the next wafer polish.

—	NovaNet is a highly sophisticated computer network, connecting all NovaScan systems on a factory floor. The network is managed by a dedicated server, running with proprietary software developed by Nova, and insuring safe recipe distribution and recipe integrity across the factory. The NovaNet also includes a report generator (NSA) that allows the creation of reports from all the systems connected and allows programmable cross sections.

—	NovaHPC (High Power Computer) supports the NovaMars Application Development Tool and enables effective and timely results. Scalable and user configurable infrastructure with Nova’s proprietary task management software addresses the growing needs of IC manufacturing metrology. NovaHPC is just one of the few solutions available for cost effectiveness and computation power growth flexibility. The standalone modular rack:

■	HPC

■	TurboHPC

■	Grid computing connectivity enabled

■	Web-based management SW

NovaHPC Value-Added Benefits: accelerates recipe set-up library building, Scalable infrastructure, invest as you grow and Low-cost entry level using grid computing with existing computation resources.

        While we continue to emphasize our integrated metrology solutions, we offer our products as stand-alone equipment as well, thereby significantly expanding our potential available markets. While we have succeeded in penetrations of standalone metrology in 2006, our revenues remain substantially dependent on sales of our CMP product line.

Research and Development

        We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in thin film metrology and x-ray metrology, and include measurement instruments, optical modeling, image acquisition, pattern recognition, equipment integration and fab automation. Our research and development staff consists of about 80 highly skilled members, including independent contractors. Since June 2003, our research and development operations have been certified as ISO9001/2000 quality standard.

        The process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product line is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2004, 2005 and 2006, our research and development expenses, net of participation by the Office of the Chief Scientist, were $8.7 million, $9.3 million and $9.2 million, respectively, representing, 24%, 31% and 19% of our respective total revenues for those years. We anticipate that our research and development expenses, net, will be approximately $9 million in 2007.

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

Intellectual Property

        Our success depends in part upon our ability to protect our intellectual property. We, therefore, have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. We have been granted 51 U.S. patents and 32 non-U.S. patents and hold an exclusive license to one U. S. patent. The U.S. patents we hold have expiration dates ranging from 2014 to 2023. We also have 25 U.S. patent applications pending and more than 50 applications pending in other countries.  Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. We have also registered four trademarks in the United States and five trademarks in countries other than the U.S. In August 8, 2006, HyperNex assigned all of its right, title, and interest in 8 U.S. patents, 2 non-U.S. patents, 6 patent applications filed in other countries and 4 trademarks registered in the U.S. As of April 30, 2007, the assignment of the 3 non-U.S. patents was not completed.

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

        In March 2005, we filed a civil action in the United States District Court for the Northern District of California against Nanometrics seeking to enforce our U.S. Patent No. 6,752,689. This patent relates to an integrated optical measuring system. In the civil action, we seek an injunction against Nanometrics from infringing patent No. 6,752,689, monetary damages for infringement, attorneys’ fees and costs and expenses. Nanometrics has filed a counterclaim seeking judgment declaring the patent invalid, that Nanometrics does not infringe the patent and awarding Nanometrics costs and fees.

        In April 2006, Nanometrics filed a civil action in the United States District Court for the Northern District of California against us and our wholly-owned subsidiary, Nova Inc. alleging infringement of its U.S. No. Re:34,783. This patent relates to measurements reflectance of materials. In the civil action, Nanometrics is seeking an injunction for monetary damages for willful infringement, attorneys fees, and costs and expenses. We filed our answer and counterclaim in May 2006, seeking a declaration that Nanometrics’ patent is invalid and unenforceable, and that neither us nor Nova Inc. infringe the patent. Nova filed a request for re-examination of the Nanometrics’ patent with the U.S. Patent & Trademark Office (PTO). This request for re-examination was accepted by the PTO for review in December 2006. Thereafter, Nova filed a motion with the court for a stay in the patent litigation case pending completion of the re-examination process of the patent in the lawsuit by the PTO. After reading and considering the arguments presented by the parties, the court granted Nova’s motion to stay.

        In October 2006, Nanometrics filed a lawsuit with the United States District Court for the Northern District of California alleging Nova is infringing U.S. Patent Numbers 5,867,276, and 7,115,858 B1.

        In April 2007, we reached a settlement with Nanometrics regarding all three patent suits between the companies. We agreed to dismiss, without prejudice, all pending patent litigation between the two parties, and have further agreed not to file patent suits against the other and/or any supplier or customer of the other party for patent infringement based on offers to sell, actual sales, manufacturing, purchase or use of any equipment of the other party for a period of one year. The settlement, which received the court approval, terminated the three lawsuits pending in the U.S. District Court for the Northern District of California.

        From time to time, we receive communications from others asserting that our products infringe or may infringe their intellectual property rights. Typically, our in-house patent counsel investigates these matters and, where appropriate, retains outside counsel to provide assistance. Other than the litigation with Nanometrics described above we are not presently involved in any material legal proceeds in which a third party has asserted that we have violated their intellectual property rights. If, however, we become involved in any such litigation and its outcome is adverse to us, it may result in a loss of proprietary rights, subject us to significant liabilities, including treble damages in some instances, require us to seek licenses from third parties which may not be available on reasonable terms or at all, or prevent us from selling our products. Furthermore, any litigation relating to intellectual property, even if we are ultimately successful, could result in substantial costs and diversion of time and effort by our management. This in and of itself could have a negative impact on us.

        While, other than the litigation with Nanometrics described above, we are not currently involved in any material legal proceedings in which a third party has asserted that we have violated their intellectual property rights, we have become aware of a United States patent held by a competitor, which may be interpreted to cover some aspects of the products we sell in the United States. Nonetheless, we have not received any indications of intention to enforce this patent or any notice from the competitor with respect to this patent. In addition, the patent is being reexamined by the PTO, is unenforceable at this time, and may or may not survive the reexamination. If the PTO decides to allow the patent to stand in some reexamined form, it is possible that the competitor could seek to enforce the patent rights against certain of our products sold in the United States, seeking damages, an injunction, or requiring us to pay royalties for a license. While we believe that we would be successful in any litigation seeking to enforce those patent rights, the ultimate outcome of any litigation or other legal proceedings cannot be predicted.

        In September 2006, we invited companies to submit bids to license some of our patents. These patents have substantial value because the industry is on the threshold of widespread adoption of integrated metrology and the methods covered by the patents are critical for advanced manufacturing of semiconductors. We were pioneering the use of an auction model to set a market price for patent licenses by offering to the highest bidder licenses for six of our patents pertaining to the use of a lithography tool with integrated metrology in semiconductor processing lines. Participants in the auction also have the option to bid for full ownership of the patents, which represent only a small portion of Nova’s extensive patent portfolio. The auction covers two groups of patents:

—	Integrated Metrology group – which consists of four patents that generally relate to a lithography track with an integrated optical measurement capability that can be used for various types of metrology applications including overlay registration, critical dimensions, and macro defect inspection.

—	Advanced Process Control group – which consists of two patents related to methods for photolithographic processing involving making a spectrophotometric measurement and using it to influence the processing time, focus or exposure of a processing tool.

        Bids may be as follows:

—	A license for a particular model of semiconductor processing equipment, including customer rights to use.

—	A license for practice of the patents at a particular semiconductor fabrication facility or set of facilities.

—	Complete acquisition of the patents (or one of the two groups).

        In January 2007, we extended the original January 15, 2007 deadline for receiving bids relating to the IP auction until February 15, 2007. We are currently negotiating and considering the bids submitted pursuant to this auction.

        For additional information regarding our intellectual property, see “Our Technology” starting on page 16.

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

        We also seek to establish and maintain close and mutually beneficial relationships with our customers by consistently providing them with a high level of service, support and new capabilities. We have established a global network of direct sales and marketing, customer service and applications support offices. We maintain sales, service or applications offices in Europe, Israel, Japan, Korea, Singapore, Taiwan, and the U.S., with a total staff of 113 people. These offices provide highly qualified application support specialists, training to process equipment manufacturer customers and end users, marketing, demonstrations and evaluations, spare parts hubs and sales and support engineers.

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

        The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	Year ended December 31,
	2004	2005	2006
	(in thousands)

U.S.	$15,943	$9,945	$16,525
Europe	4,905	1,990	4,800
Japan	6,132	6,666	3,214
Asia-Pacific	9,826	11,541	23,753

Total	$36,806	$30,142	$48,292

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

	Year ended December 31,
	2003	2004	2005	2006

Total revenues from five
largest customers	87%	82%	83%	79%

Range of revenues from five
largest customers	3%-36%	3%-45%	2%-48%	1%-46%

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

        Our current integrated products primarily compete with products manufactured by Nanometrics Inc. We have gained market share with the successful launch of NovaScan 3090 but we expect our integrated products to face intense competition in 2007 and in the coming years. In the scatterometry field, used in CMP and etch processes, we face intense competition in both integrated and stand-alone metrology, from several companies.

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

        We have the capacity to produce up to 80 systems per quarter in our current facilities. Currently, we are operating at approximately 80% of that capacity.

        We have our manufacturing facility, which is located in Ness-Ziona, Israel divided into 2 buildings. Any event affecting this facility, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues.

Our Subsidiaries

        Our subsidiaries and the countries of their incorporation are as follows:

Name of Subsidiary	Country of Incorporation

Nova Measuring Instruments Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Netherlands B.V.	Netherlands

Capital Expenditures

        Our capital expenditures are primarily for network infrastructure, computer hardware and software, leasehold improvements of our facilities and system demonstration tools. None of these assets are held as collateral or guarantee other obligations. For additional information on our capital expenditures, see “Liquidity and Capital Resources” starting on page 33.

Properties and Equipment

        Our main facilities, located in Ness-Ziona, Israel, occupy approximately 5,500 square meters, including: approximately 1,300 square meters of production facilities, approximately 3,000 square meters of research and development offices (including approximately 300 square meters of laboratories) and approximately 1,200 square meters of headquarters, sales and marketing, service and support and administration facilities. Our current lease commitment relating to our facilities in Israel expires at the beginning of 2008.

        Our U.S. subsidiary leases approximately 400 square meters in Arizona, 300 square meters in Santa Clara for use as a pre-sale and support facility and also 450 square meters in State College, Pennsylvania for use as a research and development facility. Our Japanese and Taiwan subsidiaries lease approximately 200 and 300 square meters for use as a service and pre-sale facility, respectively. At the end of 2005 our Netherlands subsidiary closed its offices which occupied approximately 100 square meters.

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

        Political Conditions. Since the establishment of the state of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time-to-time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and the Palestinian Authority representatives have been signed. As of the date hereof, Israel has not entered into any agreement with Syria or Lebanon. In 2006, for approximately one month, battles took place between the Israeli military and Lebanese guerilla units. Currently there is stagnation in the peace process in the Middle East and ongoing hostilities between Palestinian militant groups and Israel. The resumption of hostilities in the region, which have occurred after the failure of the Camp David peace talks, as well as the events of September 11, 2001, and the ongoing tension in the region, has a negative effect on the stability of the region. There can be no assurance as to whether or how the “peace process” will develop or what affect it or these ongoing hostilities may have upon the Company.

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

        Due to the recent presence of the Israeli military in the territories previously transferred to the control of the Palestinian authority, there were certain initiatives within the institutions of the European Union to suspend the trade agreements entered into between the State of Israel and members of the European Union. These initiatives culminated in a resolution of the European Parliament recommending that the European Union members suspend those trade agreements. It is uncertain whether such agreements will in fact be suspended, but if such agreements are suspended, it may affect the Company ability to trade with European companies.

        Military Service. Many of the Company’s male employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces. In addition, virtually all such employees are subject to being called to active duty at any time under emergency circumstances. While the Company has operated effectively under these requirements since it began operations, no assessment can be made as to the full impact of such requirements on the Company’s workforce or business if conditions should change, and no prediction can be made as to the effect on the Company of any expansion or reduction of such obligations.

Government Regulation

        For information relating to the impact of certain government regulations on our business, see “Conditional Grants from the Office of the Chief Scientist” starting on page 34.

Item 4A.	Unresolved Staff Comments

        Not applicable.

Item 5.	Operating and Financial Review and Prospects

        Information in this Operating Review and Financial Prospects Section should be read in conjunction with our Consolidated Financial Statements and notes thereto which are included elsewhere in this report.

Executive Overview

        We are a worldwide leading designer, developer and producer of integrated metrology systems for the semiconductor manufacturing industry and a designer, developer and producer of stand-alone metrology systems for the semiconductor industry. Our metrology systems are used to take precise measurements of semiconductors during the manufacturing process to control the manufacturing process and increase the productivity of the manufacturing equipment. We market and sell our metrology systems to semiconductor process equipment manufacturers and directly to semiconductor manufacturers.

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

        In 2003, demand for semiconductors started to increase and, as a result, demand for capital equipment by semiconductor manufacturers also increased. This increased demand continued in 2004. Accordingly, our financial results for 2003 and 2004 improved. In 2005, however, demand for capital equipment decreased and the decrease is reflected in our financial results for 2005, in which we suffered steeper losses than in 2003 and 2004. In 2006 we experienced significant growth and our sales grew 60% compared to 2005. This growth was a result of an overall upturn in the industry as well as successful proliferation of our latest model the NovaScan 3090. However, we cannot predict with certainty how long the industry upturn will last and whether we will be able to further increase our sales and revenues in the following years.

        We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2006, product sales produced 79% of our total revenues and services produced 21%. Presently, we have no significant long-term debt and continue to finance our operations mainly from the proceeds of our initial public offering in 2000. As of the end of 2006, we had working capital of $16 million, including cash and cash equivalents, short-term deposits and held to maturity securities of $10 million, and no significant long-term debt.

        From quarter to quarter and from year to year, our revenues can vary significantly for a number of reasons. Importantly, we do not have long-term or multi-unit purchase contracts with our customers. Therefore, while most of our customers have purchased multiple systems from us and we anticipate that our customers will continue to do so, our customers can determine at any time to stop doing business with us. In addition, primarily because the semiconductor industry is dominated by a small number of large companies, our customer base is concentrated among a limited number of customers. A loss of any single customer could cause our revenues to decrease by a material amount. Furthermore, because our systems range in price from $100,000 to over $1,000,000, the loss of relatively few sales could also cause our revenue to decrease by a material amount. Our service revenues, which tend to be more predictable and less subject to wide fluctuations, tend to help decrease volatility in our earnings.

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

        When evaluating the performance of the Company, our management tends to focus on several financial metrics and several qualitative areas such as: warranty cost per system and warranty costs as a percentage of sale price; costs of production and costs of production as a percentage of sales; inventory as a percentage of yearly sales; days sales outstanding; and the mixture of our sales and geographical distribution of installations of our systems at end users sites compared to industry capital equipment trends. In 2006, warranty costs amounted to approximately 10% of sale price. Factors that affect warranty costs include the number of systems installed in a specific site or territory and the maturity of the products. Costs of production include materials, labor, and write-off per product during product life time, and ranged from 30% to 43% of the sale price in 2006, depending on the product. Factors that affect cost of production include sales volume, product configuration, product maturity, and actual sale price. Our average inventory levels in 2006 were approximately 16% of yearly sales. In 2006, average days sales outstanding for total revenues were 65 and ranged between 53 and 71 days over the four quarters of 2006. Geographical distribution analysis of installation at end users sites of our products reveals an increase in the installation of our products in Asia Pacific (excluding Japan) 38% in 2005 to 49% in 2006. In Japan the installation of our products decreased from 22% of sales in 2005 to 7% in 2006.

Significant Events in 2006 and Outlook for 2007

        For Nova, the most significant event in 2006 was the 60% increase in revenues year over year. This increase was supported by the successful penetration of the new NovaScan 3090 product family, for integrated and stand alone products.

        An additional significant event in 2006 was our first M&A activity, the acquisition of substantially all assets and assumption of certain liabilities of HyperNex in August 2006.

        In 2007, Nova will focus on continuing development of its current chemical mechanical polishing (“CMP”), copper CMP and optical critical dimension systems as well as investing in the products and technologies included in its long-term strategy, and products related to the new acquisition, in the x-ray segment. Over the next three years, Nova anticipates introducing future generations of its current products and new product to address the advancing technology trends toward feature sizes of 45 nm and below and new processes and materials. We believe that in 2007 our opportunities will most likely come from the increased need for monitoring and control resulting from decreasing feature sizes, and the accelerating move to new materials. The main challenges and risks we see are to be “on time” with the right process control solutions to meet the needs of our existing customers and new customers. In order to address these risk and challenges, we are working closely with leading customers’ development process groups and with the leading process equipment manufacturers. The purpose of working closely with customers and process equipment manufacturers is to receive from them as early as possible information and feedback on the metrology and process needs of the upcoming new manufacturing processes and materials. We believe receiving this information as early as possible will assist us in developing metrology solutions to meet the new needs of the semiconductor industry. In tandem with this type of long term development, our ongoing marketing activity supports our current products with short term improvements to answer the customers’ ongoing needs and to make required changes.

        Currently, our main revenue generator is our oxide CMP product line and sales of our oxide CMP product line are affected by the total number of process tools sold in this segment. In years prior to 2003, the oxide CMP represented more than 50% of the entire CMP equipment market. Since 2004, this percentage decreased and we expect it to continue to decrease as copper CMP equipment is expected to dominate the CMP equipment market. We can not foresee what will ultimately be the process control needs for copper CMP, and whether the products and solutions we will bring to market for the copper CMP market will be accepted in the market.

Critical Accounting Policies

        Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principals generally accepted in the United States of America. We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

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

Revenue recognition

        We recognize revenues from the sale of products when all the following criteria have been met: a persuasive evidence of an arrangement exists, title has transferred, the price is fixed or determinable, collection of resulting receivables is probable and there are no remaining significant obligations.

        In accordance with EITF 00-21 for arrangements containing multiple elements, fair value of each element is determined based on specific objective evidence and revenue is allocated to each element based upon its fair value. The revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. If specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exist for the undelivered elements, or until all elements are delivered, whichever is earlier.

        Service contracts (which sometimes include application support) generally specify fixed payment amounts for periods longer than one month, and are recognized on a straight line basis over the term of the contract. Revenue from sale of spare parts is usually recognized upon shipment of the parts.

        Other service revenue (training, time & material, etc.) is recognized upon completion of work.

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

Operating Results

Overview

        A significant portion of our revenues historically has been derived from customers in the United States of America, and we expect that this trend will continue. However, we expect that U.S. sales as a percentage of total sales may decrease if the portion of our sales directly to semiconductor manufacturers, rather than through process equipment manufacturers, will increase. In 2004, 67% of our revenues were derived from U.S. customers, 11% were from European customers, 18% were from Japanese customers, and 4% were from Asian (other than Japanese) customers. In 2005, 66% of our revenues were derived from U.S. customers, 11% were from European customers, 18% were from Japanese customers, and 5% were from Asian (other than Japanese) customers. In 2006, 68% of our revenues were derived from U.S. customers, 10% were from European customers, 13% were from Japanese customers, and 9% were from Asian (other than Japanese) and customers from other regions.

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

	2004	2005	2006

USA	43%	33%	34%
Europe	13%	7%	10%
Japan	17%	22%	7%
Asia-Pacific	27%	38%	49%

Total	100%	100%	100%

        Historically, a substantial portion of our revenues has come from a small number of customers. In 2004, 2005 and 2006, our five largest customers accounted for 82%, 83% and 79% of our revenues, respectively. In, 2004, 2005 and 2006, our single largest customer accounted for 45%, 48% and 46% of our revenues, respectively. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered being major customers and the percentage of our revenue represented by each major customer may vary from period to period. Therefore, the loss of any one of our major customers could materially and adversely affect us.

        The sales cycle for our systems typically ranges from 3 to 12 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the introduction of a new type of system to a production line. We have a relatively low backlog. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2006, our inventory levels at the end of each quarter ranged from $6.6 million to $9.1 million. We planned our 2006 inventories for sales of 200 mm systems and 300 mm systems according to our expectation that approximately 80% of equipment sales would be for 300 mm equipment and that the NovaScan 3090 would account for most of our sales of 300 mm systems. Actual sales in 2006 were similar to this plan. In 2007, we anticipate continued proliferation of the new NovaScan 3090 product series for the 300 mm market, and expect that overall 300mm sales will account for over 80% of our revenues. If our actual sales are significantly different from our expectations, we may have to write-off some of our inventory.

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

        Our revenues increased by 60% in 2006 following an 18% decrease in 2005 and a 38% increase in 2004.

        The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2004	2005	2006

Revenues from products sale	79.5%	72.9%	79.2%
Revenues from services	20.5%	27.1%	20.8%

Total revenues	100.0%	100.0%	100.0%

Cost of products sale	39.1%	37.9%	38.8%
Cost of services	18.3%	26.2%	18.7%

Total cost of revenues	57.4%	64.1%	57.5%

Gross profit	42.6%	35.9%	42.5%

Operating expenses:
Research and development expenses, net	23.5%	30.8%	19.0%
Sales and marketing expenses	18.1%	23.1%	18.1%
General and administrative expenses	6.3%	12.0%	10.6%
Other operating income	--	--	--

Total operating expenses	47.9%	65.9%	47.7%

Operating loss	(5.3)%	(30.0)%	(5.2)%

Financing income, net	1.4%	2.1%	1.2%

Net Loss	(3.9)%	(27.9)%	(4.0)%

Comparison of Years Ended December 31, 2006 and 2005

        Revenues. Our revenues in 2006 increased by $18.2 million, or 60%, compared to 2005, with revenues attributable to product sales accounting for $38.3 million, an increase of $16.3 million, or 74%, compared to 2005, and services accounting for $10.0 million, an increase of $1.9 million, or 23%, compared to 2005. The increase in product sales revenue in 2006 was attributed mainly to the increased demand for our integrated metrology products and the successful penetration and revenues from our stand-alone Optical CD product, which was accompanied by the general upturn in the semiconductor industry in 2006. Revenues from services accounted for 21% of total revenues in 2006, compared to 27% of total revenues in 2005. The decrease in the percentage of our revenues from services is attributed mainly to the increase in product revenues in 2006 relative to 2005. The increase in service revenues is attributed mainly to new service contracts.

        We expect that sales from our main integrated process control product line targeting the CMP market, including dielectric, copper and etch, will continue to account for a substantial portion of our revenues for at least the next year, and that the new stand alone product lines sales will gradually become more significant following wider market penetration. As our revenues are largely dependent upon the sale of systems for CMP processing, any decrease in demand for our CMP products would have a material adverse affect on us. In 2007, we expect service revenue to increase relative to 2006 as the warranty periods for additional systems will expire and we expect customers to buy service contracts for these systems.

Cost of Revenues and Gross Profit. Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provision for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2006 was $18.7 million, an increase of $7.3 million, or 64%, compared to 2005. This increase is attributable to the increased volume of systems sold in 2006. As a percentage of total revenues, our cost of revenues attributable to product sales in 2006 increased to 38.8% from 37.9% in 2005. This increase is attributable to the higher sales volume of products with lower gross margins. In the years ended December 31, 2006 and 2005 we wrote-off inventories in the amounts of $0.4 million and $0.1 million, respectively. Our cost of revenues attributable to services in 2006 was $9.0 million, an increase of $1.1 million, or 14%, compared to 2005. This increase is attributable mainly to labor and material costs relating to new service contracts.

        Our gross profit increased by 90% to $20.6 million in 2006 from $10.8 million in 2005. Our gross profit represented 42.5% and 35.9% of our total revenues in 2006 and 2005, respectively. Our gross profits increased from 2005 to 2006 due to the higher volume of revenues, and was partially offset by revenues from lower gross margins products.

        Research and Development Expenses, Net. Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the Office of the Chief Scientist. Our research and development expenses, net, decreased by 1% from $9.3 million in 2005 to $9.2 million in 2006, after offsetting conditional grants received or receivable from the Office of the Chief Scientist of $1.9 million in 2006 and 2005, each. In 2006 research and development expenses, net, represented 19% of our revenues compared to 31% of our revenues in 2005, due to the significant increase in our revenues in 2006.

        Approximately $5 million of our research and development expenses, net, in 2006, resulted from our research and development efforts relating to the introduction of new NovaScan 3090 models, to current products activities, and to creating a new technology infrastructure for scatterometry based metrology solutions. We believe that meeting the needs of semiconductor manufacturers with respect to the manufacture of semiconductors with features ranging from 90 nm to below 45 nm will allow us to maintain our position as a market leader in integrated process control equipment. Approximately $3 million of our research and development expenses, net, in 2006, was related to developing a technology infrastructure for next generation metrology tools platform, both for stand-alone and for integrated metrology market segments. The balance was related mainly to development costs related to the x-ray technology which we acquired in August 2006.

        Sales and Marketing. Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel and royalties. Our sales and marketing expenses increased by 26% from $7.0 million in 2005 to $8.8 million in 2006. Sales and marketing expenses represented 23% and 18%, respectively, of our revenues in 2005 and 2006. The decrease as a percentage of revenue is related to the higher volume of revenues in 2006. This decrease was offset with $1.8 million higher sales and marketing costs in 2006, related to evaluations, commissions and managerial transition costs in the Asia Pacific and Japan regions.

        General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses increased 42% from $3.6 million in 2005 to $5.1 million in 2006. This increase is attributed mainly to an increase in legal expenses related to the Nanometrics intellectual property infringement law suit. General and administrative expenses represented 12% and 11% of our revenues in 2005 and 2006, respectively. The decrease in general and administrative expenses as a percentage of revenues from 2005 to 2006 is a result of the increase in our revenues in 2006, which was offset mainly by the increase of our legal costs as described above.

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

Liquidity and Capital Resources

        As of December 31, 2006 we had working capital of $15.9 million compared to working capital of $14.8 million as of December 31, 2005. This increase is attributed primarily to the increase in trade account receivables and inventory during 2006.

        Cash and cash equivalents, short-term and long-term deposits and securities held to maturity as of December 31, 2006 were $15.2 million compared to $22.8 million as of December 31, 2005.

        Trade accounts receivable increased from $6.8 million as of December 31, 2005 to $10.3 million as of December 31, 2006. Inventories increased from $6.6 million as of December 31, 2005 to $9.0 million as of December 31, 2006.

        Operating activities in 2006 used cash of $5.1 million compared to $7.4 million in 2005. Operating activities in 2006 used less cash relative to 2005, mainly due to the decrease in operational losses in 2006, which was partially offset by the increase in working capital. Financing activities generated $3.4 million of cash in 2006, compared to $0.7 million in 2005.

        The following table describes our investments in capital expenditures during the last three years:

	2006		2005		2004
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
	(in dollar thousands)

Electronic equipment	955	81	1,176	41	844	78
Office furniture and equipment	44	14	13	2	230	3
Leasehold improvements	228	12	48	2	79	8

Total	1,227	107	1,237	45	1,153	89

        The investment in capital expenditures was financed mainly from the cash reserves of the Company. The increase in capital expenditures for electronic equipment in 2006 and 2005 was due to our investments in information systems improvements (software and hardware), electronic equipment used in our research and development labs and systems for our demonstration centers and application development. Although we currently have no significant capital commitments, we expect to spend up to $2 million on capital expenditures in the next 12 months, mainly for information systems improvements (software and hardware), electronic equipment used in our research and development labs and demonstration centers.

        Our principal liquidity requirements are expected to be for working capital, research and development, capital expenditures and lease payments for our worldwide facilities. We believe that our current cash reserves, which include a $5 million private placement that was completed during March 2007, will be adequate to fund our activities for at least the next 12 months.

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

        With regard to usage of hedging financial instruments and the impact of inflation and currency fluctuations, see “Quantitative and Qualitative Disclosures About Market Risk” starting on page 60.

Off-Balance Sheet Arrangements

        We do not have and are not party to any off-balance sheet arrangements.

Contractual Obligation

        As of December 31, 2006 we had contractual obligations as described in the following table:

	Total	Less than 1 year	1-3 years

Operating Lease Obligations	1,525	1,081	444
Purchase Obligations	5,317	5,317	-
Other Long Term Liabilities	70	-	70

Total	6,912	6,398	514

Research and Development

        For information regarding our research and development activities, see “Research and Development” starting on page 19.

Conditional Grants from the Office of the Chief Scientist

        Under the Law for the Encouragement of Industrial Research and Development, 1984, a qualifying research and development program is eligible for conditional grants of up to 50% of the program’s expenses. The program must be approved by a committee of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. The recipient of the conditional grants is required to return the grants by the payment of royalties on the revenues derived from using the grants. Current regulations promulgated under the law provide for the payment of royalties to the Office of the Chief Scientist ranging from 3% to 5% on the revenues derived from using the conditional grants until 100% of the grants are repaid. Conditional grants received under programs approved after January 1, 1999 will accrue interest at an annual rate of the 12-month LIBOR applicable to dollar deposits. Royalties are paid in NIS linked to the dollar at the exchange rate in effect at the time of payment. Following the full payment of such royalties and interest, there is generally no further liability for payment.

        The terms of the conditional grants under the law require that we manufacture the products developed with these grants in Israel. These restrictions apply even after grants are fully repaid. Under the regulations promulgated under the law, the products may be manufactured outside Israel by us or by another entity and know-how may be transferred outside of Israel, only if prior approval is received from the Office of the Chief Scientist. This approval may be given only if we abide by all the provisions of the law and related regulations. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay increased royalties and as a condition to obtaining approval to transfer know-how outside Israel, ordinarily we would be required to pay a lump sum, all as defined under the relevant law. If we perform the manufacturing, the increased royalties would ordinarily be one percentage point above the otherwise applicable royalty rate. If the manufacturing is performed by an entity other than us, the rate would depend on the amount of manufacturing performed outside of Israel and the size of the conditional grants in relation to the investments made by us in the project. The total amount to be repaid to the Office of the Chief Scientist would also be adjusted to between 120% and 300% of the conditional grants, depending on the manufacturing volume that is performed outside Israel. If we wish to transfer know-how, the terms for approval shall be determined according to the character of the transaction and the consideration paid to us for such transfer. Approval of the transfer of technology to another Israeli company may be granted only if the recipient abides by all the provisions of the law and related regulations, including the restrictions on the transfer of know-how outside of Israel and the obligation to pay royalties in an amount that may be increased. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted.

        As of December 31, 2006 we received conditional grants from the Office of the Chief Scientist totaling $9.8 million. Because the implementation of regulations raising royalty rates to between 3% and 6% has been deferred, we are obligated to pay royalties of 3% of revenues derived from sales of products funded with these grants. As of December 31, 2006, our contingent liability to the Office of the Chief Scientist for conditional grants received was approximately $6.2 million. See also Note 9A to our consolidated financial statements contained elsewhere in this report.

        The funds available for conditional grants from the Office of the Chief Scientist were reduced for 2004 and 2005, and the Israeli authorities have indicated that the government may further reduce or abolish grants of this kind in the future. Even if these conditional grants are maintained, we might not receive them in the future and cannot presently predict the amount of any grants we might receive.

        In addition to royalty-bearing grants from the Office of the Chief Scientist, in 2006, we participated in two programs sponsored by the Office of Chief Scientist. In one program, we are a member of a research consortium comprised of several Israeli high technology companies, which are engaged in the development of multimedia on-line technology. In the other program, we are cooperating with a research institute in Israel for the development of advanced measurement techniques. In both programs, the Office of the Chief Scientist contributes 66% of the approved research and development budget for the research consortium and the members of the research consortium contribute the remaining 34%. No royalties from this funding are payable to the Israeli government, however, the provisions of the law and related regulations regarding the restrictions on the transfer of know-how outside of Israel apply to these programs. Expenses in excess of the approved budget are borne by the consortium members. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right to utilize and implement such technology without having to pay royalties to the developing consortium member. As of December 31, 2006, we had received approximately $3 million in grants from the Office of Chief Scientist in connection with these programs.

Item 6.	Directors, Senior Management and Employees

        The following is the list of senior management and directors as of April 20, 2006:

Name	Age	Position

Micha Brunstein	62	Chairman of the board of directors
Giora Dishon	62	Director and co-founder
Moshe Finarov	55	Director and co-founder
Avi Kerbs	60	Director
Joseph Ciechanover	73	Director
Alon Dumanis	57	Director
Naama Zeldis	44	External Director
Dan Falk	62	External Director
Gabi Seligsohn	41	President and Chief Executive Officer
Dror David	38	Chief Financial Officer
Avi Magid	46	Executive Vice President Global Business Management Group
David Scheiner	47	Chief Technology Officer
Avron Ger	46	Vice President Thin Film Business Unit
Gabi Sharon	45	Vice President Operations

        Our directors (other than the external directors) serve as such until the next annual general meeting of our shareholders. Our external directors, in accordance with Israeli law, serve for a three-year term, which may be renewed for one additional three-year term and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our company. Mr. Dan Falk was elected in 2005. Ms. Zeldis was elected in 2006.

       Dr. Micha Brunstein was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. At present, Dr. Brunstein serves as a board member of Ham-let Ltd., a company listed on the Tel Aviv Stock Exchange and Valor Computerized Systems Ltd., a company listed on the Frankfurt Stock Exchange. He is a chairman and serves on boards of directors of several privately owned companies. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University.

        Dr. Giora Dishon is a co-founder of Nova and served as President and Chief Executive Officer since Nova’s formation in 1993 until August 2006. From 1989 to 1993 he served as Thin Film and Flat Panel Display Product Line Manager at Orbot Systems and Orbotech Ltd., a manufacturer of automated optical inspection equipment. From 1986 to 1988 he was a Visiting Scientist at the Microelectronics Center of North Carolina, and from 1982 to 1986 he served as Managing Director at AVX Israel Ltd., a manufacturer of electronic devices. Dr. Dishon holds a B.Sc. in Chemistry, a M.Sc. and a Ph.D. in Materials Science from the Hebrew University, Jerusalem, Israel.

        Dr. Moshe Finarov is a co-founder of Nova and a member of our board of directors. He has served as Chief Technology Officer and VP Technology from Nova’s formation in 1993 until August 2006. From 1989 to 1993 he served as Senior Physicist at Orbotech Ltd. and from 1974 to 1988 he was employed at PULSAR and ENIMS Scientific Research Institutes in Moscow. Dr. Finarov holds a Ph.D in Semiconductor Physics and a M.Sc. in Microelectronics from Moscow Steel & Alloys Institute. He is named on approximately 40 U.S. patents and published approximately 40 papers.

        Mr. Avi Kerbs has served as a director of Nova since 1993. He serves as the President and Chief Executive Officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital company and has served in this capacity since 1991. Teuza-A Fairchild Technology Venture Ltd. is a major shareholder of Nova. He serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and a M.Sc. in Management from the Technion – Israel Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors and the Haifa University Board of Governors and is the Chairman of the Scientific Academic Club of Haifa University. Mr. Kerbs is also a member of the Board of the United Cerebral Palsy Research and Educational Foundation in the U.S. Mr. Kerbs was originally appointed to our board of directors by Teuza.

        Mr. Joseph Ciechanover has served as a director of Nova from October 1996 until December 1998 and again from February 2000 until the present. He is the founder and president of the Challenge Fund-Etgar L.P., a venture capital firm holding approximately 1.5% of Nova’s outstanding shares as of April 20, 2007, and served as chairman of the board of directors of El-Al Israel Airlines from 1995 until 2001. He served as a chairman of Israel Discount Bank from 1986 to 1993 and the President and a member of the board of directors of PEC Israel Economic Corporation, a diversified investment company which merged later into Discount Investment Corp. Since 1995, Mr. Ciechanover has been a member of the board of directors of United Retail Group, Inc. and serves on the audit and compensation committees. United Retail Group, Inc.‘s stock is publicly traded in the United States. He has been a member of the board of directors of Harel Investment Co. since 1995. Mr. Ciechanover holds a law degree from the Hebrew University, Jerusalem, an LL.M. from the University of California at Berkeley and a Ph.D. in philosophy from Boston University, Boston, Massachusetts.

        Dr. Alon Dumanis, has served as a director of Nova from 2002. He is the Chief Executive Officer of Docor International Management, a Dutch investment company, subsidiary of The Van-Leer Group Foundation. Dr. Dumanis is a member of the board of Directors of Tadiran Communications (TASE-TDCM), a former member of the board of directors of El Al Israel Airlines (TASE-LY), and a former member of the board of directors of Inventech Investments Co. Ltd. (TASE-IVTC), a shareholder of the Company. Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

        Mr. Dan Falk was elected as the Company’s external director in accordance with the provisions of the Israeli Companies Law in 2005. Mr. Falk is a business consultant to public and private companies. During 1999 to 2000 Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV. Prior to that, Mr. Falk served as Executive Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk serves as a member of various companies’ boards of directors such as Orbotech Ltd., Nice Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., ClickSoftware Technologies, Ltd., Orad Hi-tech Systems Ltd., Jacada Ltd., Dmatek Ltd., Poalim Ventures1, Plastopil Ltd. (all of which are companies publicly traded in the United States or other countries)  and Netafim Ltd.

        Ms. Naama Zeldis was elected as the Company’s external director in accordance with the provisions of the Israeli Companies Law in 2006. Ms. Zeldis has been serving as Chief Financial Officer of Netafim Ltd. since December 2005. Prior to that, she served as Chief Financial Officer of EDS Israel, Radguard, and Director of Finance of RAD Data Communications. Ms. Zeldis has been serving as a member of the board of directors and of the audit committee of Metalink since Dec. 2006. Metalink is traded both in NASDAQ and in the Tel Aviv Stock Exchange. Ms. Zeldis holds a B.A. in Economics and an M.A. in Business Administration, majoring in Financing, from the Hebrew University of Jerusalem and a B.A. in Accounting from the Tel-Aviv University.

        Mr. Gabi Seligsohn has served as the President and Chief Executive Officer since August 2006. Having joined Nova in 1998, Mr. Seligsohn has served in several key positions in the company including as the Executive Vice President, Global Business Management Group from August 2005 to August 2006. From August 2002 until August 2005 he was President of Nova’s US Subsidiary, Nova Inc. Previous to that he was Vice President Strategic Business Development at Nova Inc. where he established Nova’s OEM group managing the Applied Materials and Lam Research accounts between the year 2000 to 2002. From 1998 to 2000 he served as global strategic account manager for the Company’s five leading customers. Mr. Seligsohn joined Nova after two years service as Sales Manager for key financial accounts at Digital Equipment Corporation. Mr. Seligsohn holds an LL.B. from the University of Reading, Reading, England.

        Mr. Dror David has served as our Chief Financial Officer. From 1998 to 2005, he served in various managerial positions in Nova including Vice President of Resources, Operations Manager and Global Controller. From 1994 to 1998, Mr. David served as an Audit and Tax Consultant with Brightman, Almagor & Co. Mr. David holds a B.A. in Accounting & Economics from Bar-Ilan University and an MBA from Derby University of Britain.

        Mr. Avi Magid has served as Executive Vice President Global Business Management since November 2006. From 2001 to 2006, Mr. Magid served as managing director and Vice President at Kulicke & Soffa, a leading supplier of semiconductor assembly equipment. From 2000 to 2001, Mr. Magid served as Deputy Managing Director for Business Development at K&S Micro Swiss LTD. Prior, Mr. Magid served as managing director and Deputy Managing Director for Sales & Marketing at Semitec Santa Clara CA. Mr. Magid holds a BA in Industrial Engineering from Polytechnic University-Pomona, Pomona, California.

        Dr. David Scheiner has served as Chief Technology Officer since September 2006. Dr. Scheiner joined Nova in 1996 and initially served in several positions including Applications Group Manager and Physics Group Manager. From 2000 to 2005 he served as R&D Manager. Dr. Scheiner holds a B.Sc. and MSc. in Electrical Engineering from the Technion –Israel Institute of Technology, Haifa, Israel and a Ph.D. in Physics from the Weizmann Institute of Science, Rehovot, Israel.

        Mr. Avron Ger has served as Vice President Thin Film Business Unit since September 2006. Mr. Ger joined Nova in 1996 and held service management positions as well as key product management and marketing positions. Mr. Ger holds a B.Sc in Electronics from the Technion – Israel Institute of Technology, Haifa, Israel.

        Mr. Gabi Sharon is serving as Vice President of Operations since September 2006. Having joined Nova in 1995, Mr. Sharon served in several key positions in the company including as Global Customer Support Manager from September 1995 to September 2004. From September 2004 until September 2006 Mr. Sharon managed the Product Development Division, spearheaded the NovaScan 3090 product line and its successful market launch. For a period of 2 years, from 2004 to 2006, he also served as the Product Marketing Manager led the initial penetration of the Copper CMP market.  Prior to joining Nova Mr. Sharon served as Project Manager in ECI Israel. Mr. Sharon holds B.Sc. in Computer Science from Northeastern University, Boston Massachusetts, and M.Sc. in Technology Management from Polytechnic University, New York.

Voting agreement

        We are not aware of any voting agreement currently valid.

Compensation

        The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2006 was approximately $770,000 including approximately $240,000, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

        The total amount paid or payable to the directors, including external directors, for 2006 was $325,000 (not including payments made during 2006 to directors who have also served as executive officers. Such payments are included in the executive compensation for the year 2006 disclosed above). As of April 20, 2007, 1,717,205 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 14 persons), of which 931,625 options are currently exercisable or exercisable within 60 days of April 20, 2007. See “Share ownership” Section.

Board of Directors’ Committees

        The Company’s Board of Directors has appointed the following committees:

        The Audit Committee is comprised of Dan Falk, Joseph Ciechanover and Naama Zeldis. The functions of the audit committee according to Israeli Law are to locate and monitor deficiencies in the management of the Company, including in consultation with the independent auditors and the internal auditor, and to advise the board of directors on how to correct such deficiencies. The audit committee is also responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. Furthermore, the audit committee is also responsible for approving related party transactions. In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Deloitte & Touche and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by the board of directors.

        The Compensation Committee is comprised of Joseph Ciechanover, Micha Brunstein and Dan Falk. The function of the compensation committee is described in the approved charter of the committee, and includes assisting to the board of directors in discharging its responsibilities relating to compensation of the Company’s directors and executives and the overall compensation programs. The primary objective of the committee is to develop and implement compensation policies and plans that are appropriate for the Company in light of all relevant circumstances and which provide incentives that further the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing enduring shareholder value.

        The Investment Committee is comprised of Naama Zeldis, Avi Kerbs, and Joseph Ciechanover. The function of the investment committee is described in the approved charter of the committee, and includes evaluation of the Company’s financial strategies and policies.

        The Nominating and Corporate Governance Committee is comprised of Alon Dumanis, Dan Falk and Micha Brunstein. The function of the nominating committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board select the director nominees for election at the general meeting of shareholders. The Nominating and Corporate Governance Committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines applicable to the company, periodically reviewing such guidelines and recommending any changes thereto.

        The Strategic Committee is comprised of Micha Brunstein, Avi Kerbs, Alon Dumanis, Giora Dishon, Moshe Finarov and Gabi Seligsohn. The function of the strategic committee is described in the approved charter of the committee, and includes assisting the board in fulfilling its responsibilities for overseeing and facilitating the development and implementation of the company’s long-term and short-term strategic planning.

        All committees are acting according to written charters that were approved by our board of directors.

Employees

        Set forth below is a chart showing the number of people we employed at the times indicated.

	as of December 31,
	2004	2005	2006

Total Personnel	239	239	280

Located in Israel	159	156	168
Located abroad (mainly U.S.)	80	83	112

In operations	40	33	60
In research and development	82	84	83
In Global Business	95	98	116
In general and administration	22	24	21

        As of December 31, 2006, we employed a total of 280 persons worldwide, not including 19 independent contractors and temporary employees, of which 83 were in research and development, 60 were in operations, 116 were in global business and 21 were in general and administration. As of December 2006, 168 of our employees were based in Israel and 112 were located abroad.

        We were a member of the Industrialists Association in Israel, an employer’s union until December 31, 2006. As a result of this membership, a number of collective bargaining agreements apply to us. These agreements principally concern cost of living wage increases, paid vacation and holidays, length of the workday, wage tariffs, termination and severance payments. As of December 31, 2006, we have been providing our employees with benefits and working conditions that are at least as favorable as those found in the collective bargaining agreements.

        Israeli labor laws and regulations apply to all our employees employed by Nova Measuring Instruments Ltd. The laws principally concern matters such as paid vacation, paid sick days, length of workday, payment for overtime and severance payments upon the retirement or death of an employee or termination of employment.

Share Ownership

        Giora Dishon, former President and Chief Executive Officer, current director and co-founder, and Moshe Finarov, former Vice President, Director of Technology, current director and co-founder, beneficially owned 708,042 (including 61,100 shares held by a trustee pursuant to Israeli tax laws) and 646,941 ordinary shares of the Company, respectively, as of April 20, 2007. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. In addition, the following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of April 20, 2007.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)

Giora Dishon	281,236	2007-2012	2.06-7.37
Moshe Finarov	247,500	2007-2012	2.06-7.37
14 directors and officers as a group	931,625	2007-2012	1.79-7.37

        All other directors and executive officers each beneficially owned less than 1% of the Company’s shares.

        We currently have six active share option plans.

        As of December 31, 2006, options to acquire 5,190,462 ordinary shares had been issued under these plans, of which 240,298 options to acquire shares have been exercised, 1,370,324 have been cancelled and 2,477,770 were exercisable. The active share option plans are described below:

        Option Plan 4 — As of December 31, 2006, options to purchase 757,401 ordinary shares at exercise prices of $6.27 or $7.37 per share were granted; 5,594 options were exercised, 363,465 options were exercisable and 388,342 options had been cancelled;

        Option Plan 5 — As of December 31, 2006, options to purchase 972,161 ordinary shares at an exercise prices of $1.13, $2.17 or $2.46, the fair market value of Nova’s stock on the date of grant were granted; 128,722 options were exercised, 413,170 options were exercisable and 430,269 options had been cancelled;

        Option Plan 6 — As of December 31, 2006, options to purchase 960,000 ordinary shares at an exercise price of $2.06, the fair market value of Nova’s stock on the date of grant were granted; 85,982 options were exercised, 628,245 options were exercisable and 245,773 options had been cancelled. On September 29, 2005, our shareholders have approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

        Options to purchase an aggregate of 75,000 ordinary shares at an exercise price of $3.69 per share granted to the members of our board of directors, other than our external directors; as of December 31, 2006, 20,000 options were exercised, 35,000 options were exercisable and 20,000 options had been cancelled;

        Option Plan 7A — As of December 31, 2006, options to purchase 600,000 ordinary shares at exercise prices of $4.01 and $5.15, the fair market value of Nova’s stock on the date of grant, were granted; 478,035 were exercisable and 121,965 options had been cancelled. On September 29, 2005, our shareholders have approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

        Option Plan 7B — As of December 31, 2006, options to purchase 650,000 shares at an exercise price of $3.40, the fair market value of Nova’s stock on the date of grant, were granted; 512,125 were exercisable and 137,875 had been cancelled. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

        Option Plan 7C – As of December 31, 2006, options to purchase 153,000 ordinary shares at an exercise prices of $2.20, the fair market value of Nova’s stock on the date of grant, were granted, 47,730 options were exercisable. As of December 31, 2006, no options under this plan were exercised; and

        Option Plan 8 – As of December 31, 2006 options to purchase 1,022,900 ordinary shares at an exercise prices of $1.79, $1.90, $1.95, $2.18 or $2.50, the fair market value of Nova’s stock on the date of grant were granted. As of December 31, 2006, no options under this plan were exercisable and 26,100 options had been cancelled. Furthermore, in February 19, 2007, we granted options to purchase 207,000 ordinary shares at exercise price of $2.87, the closing price of the Company’s ordinary shares on Nasdaq on the trading day immediately following the last day of the blackout period proceeding the board of directors approval.

        In addition to the option plans described above, in 2003, we implemented an Employee Stock Purchase Plan pursuant to which eligible employees of the Company may purchase up to 150,000 ordinary shares, subject to certain adjustments, at a discounted price. The Company issued a total of 138,505 ordinary shares under this plan.

        On December 20, 2006 the board of directors resolved to amend the Company’s incentive plans to clarify that the blackout period pursuant to the Company’s blackout policy shall be excluded from the 30-day exercise period allowed under the various incentive plans following the termination of employment.

        On February 19, 2007, the board of directors adopted an Equity Based Compensation Policy, according to which the exercise price of granted options will be as provided by the applicable incentive plan, provided, however, that in the event that the grant approval takes place during a blackout period, the exercise price of the options granted will be equal to the closing price of our ordinary shares on Nasdaq on the trading day immediately following the last day of the blackout period (with the exception of approvals subject to shareholder approvals, in which case, the exercise price shall be the closing price on the day of the shareholder approval).

        The following table summarizes information about share options outstanding as of December 31, 2006:

Outstanding as of December 31, 2006				Exercisable as of December 31, 2006
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

1.13-1.95	733,792	6.3	1.81	28,492	1.13
2.06	628,245	3.1	2.06	628,245	2.06
2.17-3.69	1,376,303	4.4	2.80	979,533	2.98
4.01	438,035	4.4	4.01	438,035	4.01
5.15	40,000	4.2	5.15	40,000	5.15
6.27-7.37	363,465	1.5	7.02	363,465	7.02

	3,579,840			2,477,770

        On August 8, 2006, pursuant to the Amended and Restated Asset Purchase Agreement with HyperNex and its stockholders, we issued 1,208,000 ordinary shares to HyperNex, which were distributed by HyperNex to its stockholders and 392,000 restricted shares were allocated to managers and employees of HyperNex. Ordinary shares issued to HyperNex managers will vest over a thirty (30) month period as follows: (i) a third of the these shares vested on November 8, 2006, which is three (3) months after grant date; (ii) a third of these shares will vest on November 8, 2007, which is fifteen (15) months after grant date; and (iii) a third of these shares will vest thirty (30) months after grant date. The ordinary shares issued to employees of HyperNex will vest over a three (3) year period with a third of such shares vesting on each anniversary as of the grant date. The Amended and Restated Asset Purchase Agreement, also provides the recipients of our ordinary shares with certain limited piggy-back registration rights. These piggy-back registration rights are subject to certain customary carve-outs and limitations as well as other limitations set forth in the Amended and Restated Asset Purchase Agreement.

Item 7.	Major Shareholder and Related Party Transactions

Major Shareholders

        The following table shows the number of ordinary shares beneficially owned by persons known by us to own beneficially more than five percent of the Company’s ordinary shares, as of April 20, 2007:

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Ordinary Shares Beneficially Owned

Clal Electronics Industries Ltd.(1)	4,858,627	24.3%
Austin W. Marxe & David Greenhouse(2)	2,367,837	12.4%
Rima Managenent, LLC(3)	1,640,673	8.3%
Richard Mashaal(3)	1,640,673	8.3%
Teuza - A Fairchild Technology Venture Ltd.(4)	1,453,407	7.6%
Teuza Management & Development (1991) Ltd.(4)	1,453,407	7.6%
Tamir Fishman Ventures II, L.L.C.(5)	1,175,600	6.2%
Shai Saul(5)	1,175,600	6.2%
Michael Elias(5)	1,182,850	6.2%
Tamir Fishman & Co. Ltd.(5)	1,180,700	6.2%
Eldad Tamir(5)	1,180,700	6.2%
Danny Fishman(5)	1,180,700	6.2%
Giora Dishon(6)	989,278	5.1%

* Applicable percentages are based on 19,107,567 ordinary shares outstanding on April 20, 2007

(1)	The information was provided by Clal Electronics Industries Ltd. Includes 872,092 ordinary shares issuable upon exercise of warrants currently exercisable.
(2)	The information is based upon Amendment No. 4 to Schedule 13G filed with the Commission by Messrs. Marxe and Greenhouse on February 15, 2006. Includes 536,778 shares held by Special Situations Cayman Fund, L.P., 77,631 shares held by Special Situations Technology Fund, L.P., 397,869 shares held by Special Situations Technology Fund II, L.P., 109,246 shares held by Special Situations Fund III, L.P. and 1,246,313 shares held by Special Situations Fund III, QP, L.P.
(3)	The information is based upon Schedule 13G filed with the Commission by Rima Management, LLC and Richard Mashaal on March 23, 2007. Based upon such Schedule 13G, the reporting persons disclaim beneficial ownership in the shares reported therein except to the extent of their pecuniary interest therein. Includes 581,393 ordinary shares issuable upon exercise of warrants currently exercisable.
(4)	The information was provided by Avi Kerbs, President and Chief Executive Officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd.
(5)	The information is based upon Amendment No. 2 to Schedule 13G filed with the Commission by, among others, Tamir Fishman Ventures II, LLC (“TFV”), on March 30, 2005: (i) five limited partnerships and a corporation directly beneficially own, in the aggregate, 1,175,600 shares; (ii) TFV beneficially owns 1,175,600 shares as the sole general partner of the five limited partnerships and by virtue of its management rights with respect to the corporation; (c) Shai Saul, is one of the managing members of TFV; (d) Michael Elias is one of the managing members of TFV and reports having sole voting and dispositive power over an additional 7,250 shares; (e) Tamir Fishman & Co. Ltd is one of the managing members of TFV and reports directly owning 5,100 additional shares; (f) Eldad Tamir and Danny Fishman are each Co-President and Co-CEO of Tamir Fishman & Co. Ltd. The total number of shares beneficially owned collectively by this group is 1,182,850.
(6)	The information was provided by Giora Dishon. Includes 61,100 ordinary shares held by a trustee according to the tax laws of Israel and 281,236 ordinary shares issuable upon exercise of options immediately exercisable or exercisable within 60 days of April 20, 2007.

        All the shareholders of the company have the same voting rights.

        The Company believes that, as of December 31, 2006, approximately 40% of its ordinary shares were held by U.S. holders, and there were approximately 45 record holders in the U.S.

Control of Registrant

        To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than ten percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

Related Party Transactions

        In 2002, we obtained directors and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $5,000,000. This coverage was renewed in 2003, 2004 and 2005. In 2007, we obtained directors and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $7,500,000. This directors and officers’ liability insurance shall be presented for the approval and ratification of the shareholders according to the Companies Law at the General Annual Meeting to be held in 2007. In addition, we undertook to indemnify our officers and directors. Following the 2005 amendment to the Companies Law, on August 31, 2006, the shareholders at the Annual General Meeting approved an amended letter of indemnification to be given to our directors and officers. The aggregate indemnification amount that the Company will pay to all its officers and directors pursuant to these letters of indemnification shall not exceed $10,000,000 or 30% of the Company’s shareholders equity, according to the most recent consolidated financial statement prior to the date of indemnification payment, the higher of the two. Prior to that, we undertook to indemnify our officers and directors up to an aggregate amount of $15,000,000.

        The Company’s undertakings under the indemnification letter are subject to its undertaking made under its registration statement filed with the Commission according to which it shall not be bound to indemnify and exculpate its directors and officers if a court of competent jurisdiction determines that such indemnification is not lawful.

        For information relating to option granted to officers and directors, see “Share Ownership” starting on page 39.

        On November 30, 2006 our shareholders approved the employment agreements with Dr. Giora Dishon and Dr. Moshe Finarov, our directors and co-founders as advisors to our Chief Executive Officer. The agreements are in effect as of July 1, 2006. Pursuant to his employment agreement, Dr. Dishon is being paid a gross monthly salary of $15,000 payable in NIS and was granted options to purchase up to 100,000 ordinary shares under our Stock Option Plan No. 8. Pursuant to the employment agreement with Dr. Finarov, Dr. Finarov is being paid a gross monthly salary of $14,000 payable in NIS and was granted options to purchase up to 100,000 ordinary shares under our Stock Option Plan No. 8. The employment agreements contain a change of control provisions pursuant to which the vesting of the 100,000 options shall be accelerated in certain circumstances.

        On August 31, 2006 our shareholders approved an agreement with Dr. Micha Brunstein, our chairman of the board of directors. The term of engagement commenced as of June 19, 2006 and continues for an unlimited period, unless terminated in certain circumstances as stated in the agreement. Pursuant to the agreement, Dr. Brunstein is being paid a gross annual fee of $110,000 payable monthly in NIS and was granted options to purchase up to 150,000 ordinary shares under our Stock Option Plan No. 8. The employment agreement contains a change of control provisions pursuant to which the vesting of the 150,000 options shall be accelerated in certain circumstances.

        On February 28, 2007, we entered into a Share Purchase Agreement with four investors, including Clal Electronics Industries Ltd., pursuant to which such investors purchased in the aggregate 1,937,983 ordinary shares of the Company, at a price of $2.58 per share, for gross proceeds of $5 million. In connection with this transaction, we issued warrants to these investors to purchase 1,453,485 additional ordinary shares at an exercise price of $3.05 per share.

Item 8.	Financial Information

Consolidated Financial Statements

        See “Financial Statements” on page 63 of this report and pages F-1 through F-23.

Significant Changes

        None.

Legal Proceedings

        From time to time, we are a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings, apart from those mentioned below.

        In March 2005, we filed a civil action in the United States District Court for the Northern District of California against Nanometrics Inc. seeking to enforce our U.S. Patent No. 6,752,689 and in April 2006 Nanometrics filed a civil action in the United States District Court for the Northern District of California against us and our wholly-owned subsidiary, Nova Inc. seeking to enforce their U.S. Patent No. Re:34,783. Nova had filed a request for re-examination of the Nanometrics’ patent with the PTO. This request for re-examination was accepted by the PTO for review in December 2006. Nova filed with the court a motion for a stay in the patent litigation case pending completion of the re-examination process of the patent in the lawsuit by the PTO. After reading and considering the arguments presented by the parties, the Court granted Nova’s motion to stay. In October 2006, Nanometrics filed a lawsuit with the District Court of Northern California alleging Nova infringes U.S. Patent Numbers 5,867,276, and 7,115,858 B1. In April 2007, we reached a settlement with Nanometrics of all three patent suits between companies. We agreed to dismiss, without prejudice, all pending patent litigation between the two parties, and have further agreed not to file patent suits against the other and/or any supplier or customer of the other party for patent infringement based on offers to sell, actual sales, manufacturing, purchase or use of any equipment of the other party for a period of one year. The settlement, which received the court approval, terminated the three lawsuits pending in the U.S. District Court for the Northern District of California. For additional information regarding this litigation, see “Intellectual Property” starting on page 20.

Dividend Policies

        We anticipate that, for the foreseeable future, we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

        We obtained the status of “approved enterprise” under the Law for the Encouragement of Capital Investments, 1959, under which we may take advantage of certain tax exemptions. We may further obtain such status in the future. If we distribute a cash dividend from income which is tax exempt, we would have to pay corporate tax at a rate of up to 25% on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. For further description of the conditions limiting our ability to declare and pay dividends see “Israeli Taxation” starting on page 51.

        The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Our articles of association provide that dividends will be paid at the discretion of, and upon resolution by, our Board of Directors however, the board of directors at its discretion, may transfer the decision in this matter to the general meeting.

Export Sales

        Substantially all of our products are sold to customers located outside Israel.

Item 9.	The Offer and Listing

Offer and listing details

        The information presented in the table below presents, for the periods indicated, the reported high and low closing sales prices on the Nasdaq Global Market of our ordinary shares. The shares began trading on Nasdaq on April 11, 2000 at a price of $18 per share. Our ordinary shares were registered for trading on the Tel Aviv Stock Exchange in 2002 and the table below presents, for the periods indicated, the reported high and low sales prices on the Tel Aviv Stock Exchange.

Nasdaq Global Market

	Price per share (US$)
	High	Low

Yearly highs and lows
2002	4.54	0.86
2003	7.19	1.42
2004	8.21	3.00
2005	3.84	2.00
2006	2.72	1.72

Quarterly highs and lows

2005
Second quarter	3.00	2.22
Third quarter	2.98	2.20
Fourth quarter	2.47	2.00
2006
First quarter	2.64	1.90
Second quarter	2.40	1.72
Third quarter	2.06	1.82
Fourth quarter	2.72	1.86
2007
First quarter	3.02	2.42
Second Quarter (until May 7, 2007)	2.88	2.56

Monthly highs and lows

November 2006	2.50	2.14
December 2006	2.72	2.45
January 2007	2.70	2.42
February 2007	3.02	2.46
March 2007	2.99	2.55
April 2007	2.88	2.56

Tel Aviv Stock Exchange*

	Price per share (NIS)
	High	Low

Yearly highs and lows
2002	11.58	10.80
2005	14.08	9.56
2006	12.79	8.08

Quarterly highs and lows

2005
Second quarter	11.00	10.80
Third quarter	14.08	10.28
Fourth quarter	11.81	9.56
2006
First quarter	12.79	9.74
Second quarter	11.31	8.17
Third quarter	10.02	8.08
Fourth quarter	11.37	8.20
2007
First quarter	12.74	10.40
Second Quarter (until May 7, 2007)	12.74	11.21

Monthly highs and lows

November 2006	11.03	9.25
December 2006	11.37	10.50
January 2007	11.47	10.86
February 2007	12.70	10.40
March 2007	12.74	10.75
April 2007	12.74	11.21

* During the years 2003 and 2004 there has been no market activity at the TASE

Item 10.	Additional Information

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

        Approval of Related Party Transaction; Corporate Borrowings. The Israeli Companies Law, to which the company is subject, requires that an office holder of a company, including directors and executive officers, promptly disclose to the board of directors of that company any personal interest that the office holder may have and all related material information known about any existing or proposed transaction with the company. The approval of the board of directors is required for a transaction between the company and its office holder or between the company and another person in which the office holder has a personal interest that is not an “extraordinary transaction,” unless the articles of association provide otherwise. If the transaction is an “extraordinary transaction,” it also requires the approval of the audit committee prior to its being approved by the board of directors. In the event that the transaction is between the company and a director regarding the director’s terms of engagement with the company, including with regard to other positions in the company filled by the director and including with respect to indemnification, insurance and exemptions, the transaction requires the approval of the audit committee, the board of directors and the shareholders.

        The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Approving an extraordinary transaction with a controlling shareholder requires the approval of the company’s audit committee, the board of directors and the company’s shareholders. Approval by the company’s shareholder must be by the affirmative vote of a majority of the shares attending in person or by proxy and, in addition, at least one third of the holders of shares who do not have personal interest in approving the transaction attending in person or represented by proxy must vote in favor of the proposal, or the aggregate number of shares voted against the proposal must not exceed one per cent (1%) of a company’s voting rights.

        Under our articles of association, a transaction by the Company with an officer or director of the Company, in which transaction such officer or director has a personal interest, other than an extraordinary transaction, does not require any board or shareholder approval. Interested board members may not vote on extraordinary transactions. Arrangements regarding the compensation of directors require approval by the audit committee, board of directors and shareholders. Arrangements as to compensation of officer employment terms, if considered “extraordinary transaction”, require approval by the audit committee and board of directors.

        Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors shall be comprised of annual compensation and a per meeting payment ranging as stated in the regulations. These amounts are adjusted twice a year in accordance with the Israeli consumer price index. However, with regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 100,000 per annum and NIS 3,000 per meeting. The approval of the shareholders of the Company is required for such compensation, unless it is at a fixed amount set forth in these regulations. Alternatively, the compensation of external directors may be linked to the compensation of other directors subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors.

        Share Capital. The Company currently has one class of ordinary stock, 0.01 NIS par value per share. Our articles of association provide that the board of directors may declare dividends out of funds legally available therefor. Under the Companies Law, dividends may be paid out of net earnings, as calculated under that law, for the two years preceding the distribution of the dividend and retained earnings, provided that there is no reasonable concern that the dividend will prevent the company from satisfying its existing and foreseeable obligations as they become due. For more information, see the Company’s balance sheet and the statement of shareholders’ equity in the financial statements. Each ordinary share is entitled to one vote at all shareholders meetings.

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

        According to our articles of association, the quorum required for an ordinary meeting of shareholders is at least two shareholders present in person or by proxy who together hold or represent in the aggregate more than one third (33.33%) of the voting power. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or to a later date if said date is indicated in the prior written notice or if the Company has sent to the shareholders a prior notice of no less than 72 hours before the date set for the postponed meeting. At the reconvened meeting, the required quorum consists of any number of members present in person or by proxy, regardless of the number of shares represented. The Companies Law and regulations determine that prior notice of no less than 21 days should be given to the company’s shareholders, prior to convening a meeting. In the event that the issue to be resolved is an issue listed in Article 87 to the Companies Law and is to be voted upon pursuant to a proxy solicitation, a notice of no less than 35 days should be given to the company’s shareholders.

        Subject to anti-terror legislations, there are no limitations on the rights of non-resident or foreign owners to hold or vote ordinary shares imposed under Israeli law or under the Company’s memorandum or articles of association.

        Board of Directors. Our articles of association provide that directors may be elected either at our annual general meeting or an extraordinary meeting of shareholders by a vote of the holders of at least 50% of the total number of votes represented at such meeting. In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors shall not exceed the maximum number of directors permitted by our articles of association. Each of our directors holds office until the next annual general meeting of shareholders. However, in accordance with the Companies Law, our external directors serve for three years, which may be renewed for additional three year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our company. The Companies Law requires that the offices of the Chief Executive Officer and the Chairman of the board of directors be held by different persons. However, the Companies Law further provide that those positions may be held by the same person for a period not exceeding three years if approved by a majority of the company’s shareholder, including at least two thirds of the voting present shareholders (shares held by abstaining shareholders are not considered) which are not controlling shareholders or the aggregate number of shares voting against the proposal shall not exceed 1% of company voting shareholders.

        The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or an extraordinary meeting of our shareholders in a number and manner stipulated by law, namely, for a term of three years which may be renewed for additional three year terms and requires the affirmative vote of a majority of the shares and in addition either that (i) at least one third (33.33%) of the holders of shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal has not exceeded 1% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position such a resolution requires the same majority of votes that elected the external director) (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed.

        According to an amendment made to the Companies Law, an external director is qualified for nomination as an external director, only if he/she has either professional qualifications or accounting and financial expertise. The amendment also provides that at least one of the external directors must have accounting and financial expertise. At the time of nomination, an Israeli company shall be required to nominate an external director who has professional qualifications or accounting and financial expertise provided that at least one of the external directors to serve the company has accounting and financial expertise. However, a company whose shares are traded in certain exchanges outside of Israel, including Nasdaq Global Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise as long as another independent director for audit committee purposes who has such expertise serve on board of directors pursuant to the applicable foreign securities laws. In such case all external directors will have professional qualification.

        Regulations adopted pursuant to that recent legislation provide that a director with accounting and financial expertise is a director that due to his education, experience and skills has high expertise and understanding in business-accounting matters and financial statements in a way that enables him to deeply understand the financial statements of the company and to facilitate discussion with respect to the way the financial data should be presented. The assessment of the accounting and financial expertise of a director shall be made by the board of directors, who shall take into consideration, inter alia, the education, experience and knowledge of the director in the following subjects:

(1)	Accounting matters and audit accounting matters, which are typical to the sector in which the company works and of companies with the same size and complexity as of the company;
(2)	The duties and obligations of the auditing accountant; and
(3)	Preparing of financial statements and their approval according to applicable law, including securities law.

        The regulations also provide that a director with professional qualifications is a director who meets one of the following conditions:

(1)	A holder of an academic degree in one of the following: economics, business administration, accounting, law, or public administration;
(2)	A holder of another academic degree or is otherwise a graduate of higher education in a major field of business of the company or in other field which is relevant to the role;
(3)	He has experience of at least five years in one of the following, or that he has cumulative experience of at least five years in two or more of the following:
(a)	A senior position in the business management of a corporation which has a significant scope of business;
(b)	A senior public position or in a senior role in the public service; or
(c)	A senior position in the company’s major fields of business.

        According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the articles of association of the company.

        In April 2006, the board of directors resolved that the minimum number of board members that need to have accounting and financial expertise, including the external director with accounting and financial expertise is one (1).

        The board of directors determined that each of Mr. Dan Falk and Ms. Naama Zeldis has accounting and financial expertise as described in the regulations promulgated pursuant to Companies law, and that, therefore, the requirements of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

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

        Acquisition of a Controlling Stake. According to the Company’s Law, an acquisition pursuant to which a purchaser shall hold a “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser shall hold 45% or more of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but only by way of a tender offer made to all of the company’s shareholders on a pro rata basis. Such offer needs to be approved by the company’s shareholders. A shareholder may be free to object to such an offer without such objection being deemed as waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Shares purchased not in accordance with those provisions shall become “dormant shares” and shall not grant the purchaser any rights so long as held by the purchaser.

        Acquisition. The Companies Law requires an acquirer of a public company’s shares who wishes to acquire all of the company’s shares without the approval of its minority shareholders to acquire at least 95% of all outstanding shares. Even if the acquirer acquires 95% of the outstanding shares, the remaining minority shareholders may seek to block the acquisition in court.

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

Material Contracts

        On April 24, 2006, we entered into an Asset Purchase Agreement with HyperNex, a Delaware corporation located at State College, Pennsylvania and its shareholders providing for the acquisition by us of substantially all the assets of HyperNex and our assumption of certain specified liabilities, including liabilities accruing after the closing relating to contracts assumed by Nova. In August 2006, Nova and HyperNex amended and restated the Asset Purchase Agreement to reduce the amount of shares to be issued by Nova from 1.8 million, as originally agreed, to 1.6 million to reflect the assumption of certain additional liabilities. On August 8, 2006 we completed the purchase of substantially all the assets of HyperNex and assumed certain liabilities, including those accruing after the closing which relate to contracts assumed by us. 1,208,000 ordinary shares were issued to HyperNex, which were distributed to the preferred stockholders of HyperNex. 392,000 of ordinary shares were allocated to managers and the employees of HyperNex. Shares issued to HyperNex managers will vest over a thirty (30) month period as follows: (i) a third of the these shares vested on November 8, 2006 which is three (3) months after grant date; (ii) a third of these shares will vest on November 8, 2007 which is fifteen (15) months after grant date; and (iii) a third of these shares will vest thirty (30) months after grant date. The shares issued to employees of HyperNex will vest over a three (3) year period with a third of such shares vesting on each anniversary as of the grant date. The Asset Purchase Agreement, as amended and restated, also provides the recipients of our ordinary shares with certain limited piggy-back registration rights with respect to our ordinary shares they receive. These piggy-back registration rights are subject to certain customary carve-outs and limitations as well as other limitations set forth in the Amended and Restated Asset Purchase Agreement. In connection with the closing, each HyperNex employee receiving shares also entered into a restricted stock agreement with respect to our ordinary shares received, an employment agreement and a non-compete agreement.

        On February 28, 2007, we entered into a Share Purchase Agreement with four investors, including Clal Electronics Industries Ltd., pursuant to which such investors purchased in the aggregate 1,937,983 ordinary shares of the Company, at a price of $2.58 per share, for gross proceeds of $5 million. In connection with this transaction, we issued warrants to these investors to purchase 1,453,485 additional ordinary shares at an exercise price of $3.05 per share.

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

Israeli Taxation

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

        Transfer pricing of international transactions with related parties. The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, we cannot be sure that our policy will accord with any future interpretation.

        Employee stock incentive plans. The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. For Option Plans 6 and 7, which were allocated after the implementation of the tax reform, the Company has used the trustee arrangement, with waiver of the tax expense for the company and employee payment of reduced tax rate of 25%. As a result of the reform, the income tax authorities allowed the Company a change of tracks with regard to unvested options issued under option plans prior to the tax reform taking effect, subject to the optionees agreeing to certain restrictions.

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

General Corporate Tax Structure

        Income not eligible for “approved enterprise” benefits is taxed in 2006 at a regular corporate tax rate of 31%. The tax rate will be reduced in subsequent tax years as follows: in 2007 29%, in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on our financial statements. However, the effective rate of tax payable by a company which derives income from an “approved enterprise” may be considerably lower – see discussion below.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry Trade and Labor, a proposed capital investment in eligible facilities may be designated as an “approved enterprise.” Each certificate of approval for an “approved enterprise” relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized under the program. The tax benefits derived from this certificate of approval relate only to taxable income derived from growth in operations as determined generally by the growth in manufacturing revenues attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available for income derived from products manufactured outside of Israel.

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

        On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s Income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Israeli companies with Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation.

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

Taxation of our Shareholders

Capital Gain Tax

        Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

        The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (31% in 2006). The capital gain accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 49% in 2006) and the regular corporate tax rate for corporations (31% in 2006) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

        Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2006 – 31% tax rate for a corporation and a marginal tax rate of up to 49% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares at the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

        Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

        Generally, within 30 days of a transaction a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, and an advanced payment amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the advanced payment should not be paid if all tax due was withheld at source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder. Capital gain is also reportable on the annual income tax return.

Dividends

        A distribution of dividend from income attributed to an “approved enterprise” will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an “Approved Enterprise” to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

        Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

        An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an approved enterprise’s income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the approved enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

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

Distributions on the Ordinary Shares

        We currently do not intend to pay dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “Dividends” starting on page 55. In general, a distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

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

        Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2006. The determination of our status under the asset test is more difficult, because that test requires a quarterly determination of the fair market value of our passive and non-passive assets and there is no definitive method set forth in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets under the asset test. While there are no definitive rules, the legislative history of the U.S. Taxpayer Relief Act of 1997 indicates that for purposes of the PFIC assets test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.”

        For 2006, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to decrease, a determination of the value of our assets by reference to the market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2006. Nonetheless, there is a risk that we were a PFIC in 2006 or we will be a PFIC in 2007 or subsequent years because, as indicated above, there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test.

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

        A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If you make a QEF election and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although it will not be applicable during those tax years in which we do not qualify as a PFIC. Therefore, if we – after ceasing to qualify as a PFIC – again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and you will again be subject to the rules described above for US holders making QEF elections in such tax year and any subsequent tax years in which we qualify as a PFIC. A QEF election also remains in effect even after you dispose of all of your direct and indirect interest in our ordinary shares. As a result, if you subsequently acquire any of our ordinary shares or an interest in any of our ordinary shares, you will again be subject to the rules described above for US holders making a QEF election for each tax year in which we qualify as a PFIC.

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

Documents on Display

        The documents referred to herein, including our memorandum and articles of association, can be obtained from the Company at its registered office at Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona 76100, Israel. In addition, the Company is subject to certain informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. In accordance therewith, the Company files reports with the United States Securities and Exchange Commission (“SEC”). Reports and other information provided to the SEC by the Company may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 Fifth Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. In addition, certain of the Company’s reports filed with the SEC are available on-line at www.sec.gov.

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

Impact of Inflation and Currency Fluctuation

        Substantially all of our sales are made in U.S. dollars. Over 50% of our expenses in 2006 were in dollars or in NIS linked to the dollar. Most of the remaining expenses were in NIS. The dollar cost of our operations in Israel is influenced by any increase and the timing of such increase, in the rate of inflation in Israel that is not offset by the devaluation of the NIS in relation to the dollar During 2006, the value of the NIS increased against the dollar by 8.62%, while the consumer price index in Israel decreased approximately 0.1%. During 2005, the value of the NIS decreased against the dollar by 5.6%, while the consumer price index in Israel increased 2.39%.During 2004, the value of the NIS increased against the dollar by 1.62%, while the consumer price index in Israel increased 2.38%. We believe that the rate of inflation in Israel has had a minor effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of this devaluation lags behind inflation in Israel. As of December 31, 2006, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS are affected by the risk of currency fluctuations. In addition, approximately 5% of our expenses are in Euros. During 2006, the value of the Euro increased against the dollar by approximately 11.5%. The strength of the dollar against the Euro and the NIS has decreased the average dollar value of expenses valued in those currencies.

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

        In 2006, the Company entered into currency-forward transactions (NIS/dollar, Euro/dollar, Yen/dollar) to insure (NIS/dollar, Euro/dollar, Yen/dollar) the rate in 2006. The total accumulated sum insured in the year was approximately $15.2 million with settlement dates through 2006, and the results of these transactions did not have, as expected, any material effect on the operational results of the Company.

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

        We sold 3,000,000 ordinary shares for net proceeds of $49 million. As of March 31, 2007, approximately $26 million of the net proceeds had been used for working capital requirements and $7 million for capital expenditures.

Item 15.	Evaluation of disclosure controls and procedures

        Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s President and Chief Executive Officer and Chief Financial Officer concluded that the Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) were effective so as to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

        In designing and evaluating our disclosure controls and procedures, we and our management recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating and implementing possible controls and procedures.

Changes in internal controls

        During the fiscal year ended December 31, 2006 there were no changes in our internal controls over financial reporting that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

        In early 2006, and before publishing the financial results for year 2005, we initiated a review of our recognition of revenues in 2004 and for the first three quarters of 2005. As a result of this review, we concluded that we did not properly recognize revenues from multiple deliverables sales arrangements in 2004 which included upgrade commitments or trade-in rights. We also concluded that we did not properly recognize revenues in the first three quarters of 2005 from multiple deliverables sales arrangements that included upgrade commitments or trade-in rights, and in the first quarter of 2005 from extended warranty contracts. This review led us to restate our 2004 financial statements and to correct our financial results for the first three quarters of 2005.

        Accordingly, we implemented several additional disclosure controls in 2006, including a quarterly review of all purchase orders and agreements governing the purchase orders, stricter controls to ensure that all multiple deliverables sales arrangements are properly approved by management in writing, and monitoring of the accuracy and proper use of new computer systems which are used to allocate revenue from warranty contracts.

Item 16.	Reserved

        Reserved.

Item 16A.	Audit Committee Financial Expert

        Our Board of Directors has determined that our Audit Committee includes one audit committee financial expert, as defined by Item 16A of Form 20-F, Mr. Dan Falk. Mr. Dan Falk is an independent director as such term is defined by Rule 4200(15) of the NASDAQ Stock Market.

Item 16B.	Code of Ethics

        The Company has adopted a written code of conduct that applies to all Company employees, including the Company’s directors, principal executive officer, principal financial officer and principal accounting officer.

        You may review our code of conduct on our website, http://nova.co.il under “About Nova”.

Item 16C.	Principal Accountant Fees and Services

        During each of the last two fiscal years, Brightman Almagor & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Deloitte & Touche”) has acted as the our registered public accounting firm and independent auditors.

        Audit Fees

        Deloitte & Touche billed the Company approximately $43,000 for audit services for fiscal 2005, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. Deloitte & Touche billed the Company approximately $57,000 for audit services in fiscal 2006.

        Audit-Related Fees

        Deloitte & Touche did not bill for any audit-related services in 2005 or 2006, except as included under the caption “Audit Fees”.

        Tax Fees

        Deloitte & Touche billed the Company approximately $2,000 for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2005. Deloitte & Touche billed the Company approximately $4,000 for tax advice in fiscal 2006.

        All Other Fees

        Deloitte & Touche billed the Company approximately $5,000 for SEC compliance related services other than Audit Fees and Tax Fees described above for fiscal 2005. Deloitte & Touche billed the Company approximately $4,000 for services related to the Office of Chief Scientist and Investment Center other than Audit Fees and Tax Fees described above for fiscal 2005.

        Pre-Approval Policies For Non-Audit Services

        Prior to the engagement of Deloitte & Touche each year, the engagement is approved by the Audit Committee of the Board of Directors. The Company’s Audit Committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2005 and 2006, the Company’s Audit Committee approved all of the services provided by Deloitte & Touche.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

        The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliates Purchasers

        In 2006, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

PART III

Item 17.	Financial Statements

        Not applicable.

Item 18.	Financial Statements

        See pages F-1 through F-23.

Item 19.	Exhibits

        See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
NOVA MEASURING INSTRUMENTS LTD.

We have audited the consolidated balance sheets of Nova Measuring Instruments Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and their consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America

Brightman Almagor & Co.
Certified Public Accountants (Israel)
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 28, 2007

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31,
	2006	2005

CURRENT ASSETS
Cash and cash equivalents	$4,176	$5,776
Short-term interest-bearing bank deposits	466	1,206
Short-term investments	2,400	3,500
Held to maturity securities	3,265	4,388
Trade accounts receivable (net of $14 for doubtful accounts)	10,252	6,841
Inventories (Note 4)	8,968	6,606
Other current assets	1,917	1,141

	31,444	29,458

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	3,172	2,974
Held to maturity securities	1,704	4,952
Other long-term assets	222	262
Severance pay funds (Note 8)	2,249	2,186

	7,347	10,374

FIXED ASSETS, NET (Note 5)	2,601	2,507

INTANGIBLE ASSETS, NET (Note 6)	3,027	-

Total assets	$44,419	$42,339

CURRENT LIABILITIES
Trade accounts payable	$6,424	$5,744
Deferred revenue	3,048	3,852
Other current liabilities (Note 7)	6,099	5,028

	15,571	14,624

LONG-TERM LIABILITIES
Liability for employee severance pay (Note 8)	3,224	2,907
Deferred revenue	979	1,264
Other long-term liability	70	100

	4,273	4,271

COMMITMENTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS' EQUITY (Note 10)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, issued and outstanding 17,104,523
and 15,457,471 shares, respectively	50	46
Additional paid-in capital	76,685	73,636
Accumulated other comprehensive income	(6)	(18)
Accumulated deficit	(52,154)	(50,220)

Total shareholders' equity	24,575	23,444

Total liabilities and shareholders' equity	$44,419	$42,339

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except loss per share data)

	Year ended December 31,
	2006	2005	2004

REVENUES:
Product sales	$38,258	$21,985	$29,274
Services	10,034	8,157	7,532

	48,292	30,142	36,806

COST OF REVENUES:
Product sales	18,728	11,413	14,396
Services	9,015	7,893	6,715

	27,743	19,306	21,111

GROSS PROFIT	20,549	10,836	15,695

OPERATING EXPENSES:

Research and development, net of participation
by the Office of Chief Scientist of $1,862, $1,896 and $1,926,
respectively (Note 9)	9,166	9,301	8,665
Sales and marketing	8,754	6,950	6,647
General and administrative	5,136	3,626	2,331

	23,056	19,877	17,643

OPERATING LOSS	(2,507)	(9,041)	(1,948)

INTEREST INCOME, NET	573	627	528

NET LOSS FOR THE YEAR	$(1,934)	$(8,414)	$(1,420)

LOSS PER SHARE:

Basic and diluted loss per share	$(0.12)	$(0.55)	$(0.09)

Shares used in calculation of basic and diluted loss per share	15,976	15,437	15,259

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Ordinary shares		Additional Paid-in Capital	Deferred stock-based compensation	Accumulated other Comprehensive Income (loss)	Accumulated Deficit	Total Comprehensive Income (loss)	Total Shareholders' Equity (loss)

Balance as of January 1, 2004		$46	$72,785	$(122)	$13	$(40,386)		$32,336

Employee share-based plans	(*)	-	548					548
Amortization of deferred equity- based compensation				122				122
Change in fair market value of hedging derivatives					(5)		$(5)	(5)
Net loss for the year						(1,420)	(1,420)	(1,420)

Total comprehensive loss							$(1,425)	(1,425)

Balance as of December 31, 2004		$46	$73,333	$-	$8	$(41,806)		$31,581
Shares issued under employee share-based plans	(*)	-	275					275
Equity-based compensation			28	(28)				-
Amortization of deferred equity- based compensation				28				28
Change in fair market value of hedging derivatives					(26)		$26	(26)
Net loss for the year						(8,414)	(8,414)	(8,414)

Total comprehensive loss							$(8,388)	(8,440)

Balance as of December 31, 2005		$46	$73,636	$-	$(18)	$(50,220)		$23,444

Employee share-based plans	(*)	-	83					83
Restricted shares issued to employees		1	346					347
Equity-based compensation			315					315
Shares issued in acquisition		3	2,305					2,308
Change in fair market value of hedging derivatives					12		$12	12
Net loss for the year						(1,934)	(1,934)	(1,934)

Total comprehensive loss							$(1,922)	(1,922)

Balance as of December 31, 2006		$50	$76,685	$-	$(6)	$(52,154)		$24,575

(*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

CASH FLOWS - OPERATING ACTIVITIES

Net loss for the year	$(1,934)	$(8,414)	$(1,420)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	1,413	894	548
Net recognized gains on investments	(226)	(380)	(309)
Amortization of deferred equity-based compensation	662	28	122
Increase (decrease) in liability for employee termination benefits, net	254	(66)	310
Decrease (increase) in trade accounts receivable	(3,411)	9	(1,046)
Decrease (increase) in other current assets and other long term assets	(736)	148	(70)
Increase in inventories	(786)	(252)	(2,202)
Increase (decrease) in trade accounts payables and other long-term liabilities	137	904	(624)
Increase (decrease) in short term and long-term deferred income	604	(2,567)	3,568
Increase (decrease) in other current liabilities	(1,089)	2,315	(715)

Net cash - operating activities	(5,112)	(7,381)	(1,838)

CASH FLOWS - INVESTING ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	567	931	(1,205)
Decrease (Increase) in short term investments	1,100	(3,500)	-
Proceeds from held to maturity securities	5,261	5,612	4,530
Investment in short-term held to maturity securities	(664)	-	(1,948)
Investment in long-term held to maturity securities	-	-	(12,549)
Investment in long-term interest-bearing bank deposits	(25)	(1,050)	(759)
Acquisition of assets and liabilities - Schedule A	(1,577)	-	-
Additions to fixed assets	(1,233)	(1,282)	(1,242)

Net cash - investing activities	3,429	711	(13,173)

CASH FLOWS - FINANCING ACTIVITIES

Shares issued under employee share-based plans	83	275	548

Net cash - financing activities	83	275	548

Decrease in cash and cash equivalents	(1,600)	(6,395)	(14,463)
Cash and cash equivalents - beginning of year	5,776	12,171	26,634

Cash and cash equivalents - end of year	$4,176	$5,776	$12,171

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A – ACQUISITION OF ASSETS AND LIABILITIES

Acquisition of Assets and liabilities	2 0 0 6

Working Capital	665
Long lived assets	101
Other identifiable intangible assets	2,408
Long term liabilities	(81)
Goodwill arising on acquisition	792

3,885

Issuance of shares	(2,308)

Cash paid, net	$1,577

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

The Company has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, The Netherlands and Taiwan. All companies (the “subsidiaries”) are mainly engaged in pre-sale activities and providing technical support to customers.

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

The ordinary shares of the Company are traded on the NASDAQ Global Market since April, 2000. The ordinary shares are also traded on the Tel-Aviv Stock Exchange, since June, 2002.

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

Finished goods and work in process – on actual production cost basis (materials, labor and indirect manufacturing costs).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Fixed assets

Fixed assets are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets or terms of the related leases. Estimated useful life, in years, is as follows:

Years

Electronic equipment	2-7
Office furniture and equipment	7-17

Leasehold improvements are amortized using the straight-line method, over the shorter of the lease term, including renewal options, or the useful lives of the improvements.

In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” of the FASB, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value.

H.	Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with SFAS No. 141 “Business Combinations” (“SFAS 141”) and the related acquired intangible assets and goodwill in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. SFAS 142 requires that good will not be amortized but instead be tested for impairment in accordance with the provisions of SFAS 142 at least annually and more frequently upon the occurrence of certain events. Acquisition-related intangible assets are reported at cost, net of accumulated amortization. Purchased technology and customer base are presented at cost, net of accumulated amortization, and are amortized over their estimated useful lives of 4 to 6 years using the straight-line method.

I.	Accrued Warranty Costs

Accrued warranty costs are calculated in respect of the warranty period on the Company’s products (generally one year) and are based on the Company’s prior experience and in accordance with management’s estimate. See Note 7B for disclosure with regard to accrued warranty costs.

J.	Revenue Recognition

Revenues from the sale of products are recognized when all the following criteria have been met: a persuasive evidence of an arrangement exists, title has transferred, the price is fixed or determinable, collection of resulting receivables is probable and there are no remaining significant obligations.

In accordance with EITF 00-21 for arrangements containing multiple elements, fair value of each element is determined based on specific objective evidence and revenue is allocated to each element based upon its fair value. The revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. If specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exist for the undelivered elements, or until all elements are delivered, whichever is earlier.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Revenue Recognition (cont.)

Service contracts (which sometimes include application support) generally specify fixed payment amounts for periods longer than one month, and are recognized on a straight line basis over the term of the contract. Revenue from sale of spare parts is usually recognized upon shipment of the parts.

Other Service Revenue (Training, Time & Material, etc.) is recognized upon completion of work.

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

The Group accounts for income taxes utilizing the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” of the FASB. Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements, and for tax loss carryforwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered likely than not based on available evidence.

M.	Equity-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Equity-Based Compensation (Cont.)

SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective transition method, the Company’s Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) in 2006 was $315, which consisted of stock-based compensation expense related to employee stock options.

Prior to the adoption of SFAS 123(R), the Company measured compensation expense for its employee equity-based compensation plans using the intrinsic value method under APB 25 and related interpretations. As the exercise price of all options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no equity-based compensation cost for stock options was recognized in the Consolidated Statements of Operations in 2005 and 2004 under the intrinsic value method.

Stock Options

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. This model was developed for use in estimating the value of publicly traded options that have no vesting restrictions and are fully transferable. The weighted average assumptions used in the model are outlined in the following table:

2006

Risk-free interest rate	4.7%
Expected life of options	4.8
Expected volatility	64.9%
Expected dividend yield	None

Restricted Stock Awards

As part of the Hypernex Inc. asset and liabilities acquisition (see Note 3) the Company granted restricted stock awards to certain of its employees who were formerly employed by Hypernex Inc. The restricted stock awards (the “Award Shares”) are ordinary shares of the Company that vest over a period of up to 3 years from the grant date ..Vesting of the Award Shares is subject to the employee’s continuing service to the Company. The compensation expense related to these awards was determined using the market value of the Company’s common stock on the date of the grant; compensation is recognized over the service period.

Pro Forma Information under SFAS 123 for Periods Prior to 2006

Prior to 2006, the Company followed the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”(SFAS 123), as amended.

For purposes of estimating fair value in accordance with SFAS 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were utilized in such calculations for the years 2004 and 2003. No stock were granted during 2005 (all in weighted averages):

2004

Risk-free interest rate	4.7%
Expected life of options	7 years
Expected volatility	56%
Expected dividend yield	none

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Equity-Based Compensation (Cont.)

Had compensation cost for the Company’s stock option plans been determined based on fair value at the grant dates for all awards made in 2005 and 2004 in accordance with SFAS 123, as amended, the Company’s pro forma loss per share would have been as follows:

	2 0 0 5	2 0 0 4

Pro forma net loss
Net loss for the year, as reported	$(8,414)	$(1,420)
Deduct - stock-based compensation determined under APB-25	28	122
Add - stock-based compensation determined under SFAS 123	(2,710)	(1,258)

Pro forma net loss	$(11,096)	$(2,556)

Pro forma loss per share

Basic and diluted- as reported	$(0.55)	$(0.09)

Basic and diluted- pro forma	$(0.72)	$(0.17)

In November 2005, the Company’s Board of Directors approved a plan to accelerate the vesting of certain outstanding stock options. Based on this action, most of the stock options outstanding as of December 29, 2005 were vested and became fully exercisable as of that date. Aside from the acceleration of the vesting date, the terms and the conditions of the stock option award agreements governing the underlying stock options grants remained unchanged. As a result of this plan, options to purchase approximately 1,126,145 shares became exercisable. This action result in stock option total expense in the Consolidated Statements of Operations over the next three years in accordance with SFAS 123 (revised 2004) “Share-Based Payment” (“SFAS 123(R)”) to be approximately $1,491 lower than the expense would have been if the vesting had not been accelerated. As a result of the accelerated vesting, the pro forma stock-based employee compensation expense for 2005 increased by $28.

N.	Loss per Share

Loss per share is presented in accordance with SFAS 128 of the FASB, “Earnings per Share.” Pursuant to this standard, basic earnings (loss) per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilutive effect of all convertible securities. Due to the anti-dilutive effect, basic loss per share was equal to diluted loss per share for years 2006, 2005 and 2004. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 1,362,037, 2,444,175 and 754,109 in 2006, 2005 and 2004, respectively.

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

See Note 14 for disclosure of the derivative financial instruments in accordance with such pronouncements.

P.	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of fiscal year 2008. The Company is currently evaluating the impact that SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109” (FIN 48). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company currently estimates that the adoption of FIN 48 is not expected to have a material effect on the Company’s financial position and results of operations.

NOTE 3	–	BUSINESS COMBINATION:

On August 8, 2006, Nova completed the acquisition of substantially all of HyperNex Inc’s (“HyperNex”) assets and assumed responsibility of most of HyperNex liabilities. HyperNEx, Inc, a privately held Company focused on Wide-angle X-Ray Diffraction systems. The total purchase price was $3,885, and it includes the issuance of the Company’s 1.2 million common stock valued at $2,308, $789 funds remitted to HyperNex and estimated direct transaction costs of $788. The acquisition has been accounted for under the purchase method of accounting in accordance with SFAS No. 141 and SFAS No. 142. Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and identifiable intangible assets and to liabilities assumed based on their respective estimated fair values.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3	–	BUSINESS COMBINATION (Cont.):

The allocation of the purchase price is detailed hereafter:

2 0 0 6

Property and equipment, net	$101
Inventory	1,576
Identifiable intangible assets:
Purchased technology	2,003
Costumer base	405
Goodwill	792

Total assets acquired	4,877

Trade accounts payable	540
Current liabilities	371
Long term liabilities	81

Total liabilities assumed	992

Net assets acquired	$3,885

NOTE 4	–	INVENTORIES

A.

	As of December 31,
	2 0 0 6	2 0 0 5

Raw materials	$2,581	$931
Work in process	3,628	2,695
Finished goods	2,759	2,980

	$8,968	$6,606

B.	In the years ended December 31, 2006 and 2005 the Company wrote-off inventories in the amounts of $393 and $116, respectively.

NOTE 5	–	FIXED ASSETS, NET

	As of December 31,
	2 0 0 6	2 0 0 5

Cost:
Electronic equipment	$5,478	$5,552
Office furniture and equipment	455	616
Leasehold improvements	1,933	1,802

	7,866	7,970

Accumulated depreciation and amortization:
Electronic equipment	3,466	3,778
Office furniture and equipment	274	429
Leasehold improvements	1,525	1,256

	5,265	5,463

Net book value	$2,601	$2,507

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6	–	INTANGIBLE ASSETS, NET

As of December 31, 2 0 0 6

Cost:
Goodwill	$792
Purchased Technology	2,003
Purchased Customer Base	405

3,200

Accumulated amortization:
Purchased Technology	40
Purchased Customer Base	133

173

Net book value	$3,027

NOTE 7	–	OTHER CURRENT LIABILITIES

A.

	As of December 31,
	2 0 0 6	2 0 0 5

Accrued salaries and fringe benefits	$3,011	$2,229
Accrued warranty costs (See B below)	2,120	1,864
Governmental institutions	759	917
Other	209	18

	$6,099	$5,028

b.	Accrued warranty costs:

	As of December 31,
	2 0 0 6	2 0 0 5

Balance as of beginning of year	$1,864	$2,915
Services provided under warranty	(3,304)	(3,090)
Changes in provision	3,560	2,039

Balance as of end of year	$2,120	$1,864

NOTE 8	–	LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Severance-pay expense amounted to $796, $597 and $691 for 2006, 2005 and 2004, respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9	–	COMMITMENTS AND CONTINGENCIES

A.	The Company has received grants in the aggregate amount of $9,778 from the OCS, as its participation of up to 60% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. Royalty expense amounted to $ 0 for the years 2006, 2005 and for the year 2004. The balance of the contingent liability to the OCS as of December 31, 2006 was approximately $6,245.

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2011. The minimum rental payments are as follows:

Year	Amount (US dollars)

2007	1,081
2008	262
2009	182

Rental expense for the facilities amounted to $1,060, $1,062 and $1,248 for 2006, 2005 and 2004, respectively.

C.	The Company leases vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2009. Vehicle lease expense amounted to $625, $717 and $669 for 2006, 2005 and 2004, respectively.

D.	In March 2005 the Company filed a complaint in the United States District Court for the Northern District of California against one of its competitors (hereinafter-the “Competitor”) for infringing its US Patent. The patent relates to the Company’s Integrated Metrology (IM) tools and the fundamental aspects of these systems. The Competitor has filed two counter claims for patent infringement. The Company is unable to determine at this time with any certainty the ultimate outcome of the aforementioned issue and its effect, if any, on the Company’s financial condition, operating results and business.

NOTE 10	–	SHAREHOLDERS’ EQUITY

A.	Share Capital Transactions

The Company sponsored an employee stock purchase plan (ESPP) for the benefit of its employees. Under the ESPP, substantially all employees were entitled to purchase the Company’s ordinary shares through payroll deductions at a price equal to 85 percent of the lower of fair market value at the beginning or end of each six-month offering period. The ESPP ended in March 19, 2005. Total shares issued under the ESPP were 138,505, out of which 42,062 shares were issued under the ESPP in 2005. The Company issued 42,062, 52,858 and 43,585 shares, in 2005, 2004 and 2003 respectively under the ESPP.

B.	Rights of Shares

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	–	SHAREHOLDERS’ EQUITY (cont.)

C.	Share Option Plans

The Company’s Board of directors approves, from time to time, employee share option plans, the last of which was approved in May 2006. The options usually vest over four years and their term may not exceed 7 years. The exercise price of each option is usually the market price of the underlying share at the date of each grant.

Through December 31, 2006, 6,906,722 share options have been issued under the plans, of which 1,773,819 options have been exercised, 1,553,063 options have been cancelled, and 2,447,770 options were exercisable as of December 31, 2006.

The weighted average fair value (in dollars) of the options granted during 2006 and 2004, according to Black-Scholes option-pricing model, amounted to $1.165 and $2.11 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

D.	Restricted Stock Awards

As part of the Hypernex Inc. asset and liabilities acquisition (see Note 3) the Company granted 392,000 restricted stock awards to certain of its employees who were formerly employed by Hypernex Inc. The restricted stock awards (the “Award Shares”) are ordinary shares of the Company that vest over a period of up to 3 years from the grant date .Vesting of the Award Shares is subject to the employee’s continuing service to the Company. The compensation expense related to these awards was determined using the market value of the Company’s common stock on the date of the grant; compensation is recognized over the service period.

A summary of the status of the Company’s share option plans as of December 31, 2006, 2005 and 2004, as well as changes during each of the years then ended, is presented below:

	2 0 0 6		2 0 0 5		2 0 0 4
	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price

Outstanding - beginning of year	3,179,004	$3.57	3,630,378	$3.57	2,621,213	$3.38
Granted	1,175,900	2.03	-		1,250,000	3.86
Exercised	(45,252)	1.85	(107,079)	1.51	(138,640)	2.58
Cancelled	(729,812)	3.61	(344,295)	3.46	(102,195)	3.60

Outstanding - year end	3,579,840	3.07	3,179,004	3.57	3,630,378	3.57

Options exercisable at year-end	2,477,770	3.53	3,170,885	3.57	1,575,108	4.02

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	–	SHAREHOLDERS’ EQUITY (cont.)

The following table summarizes information about share options outstanding as of December 31, 2006:

Outstanding as of December 31, 2006				Exercisable as of December 31, 2006
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

1.13-1.95	733,792	6.3	1.81	28,492	1.13
2.06	628,245	3.1	2.06	628,245	2.06
2.17-3.69	1,376,303	4.4	2.80	979,533	2.98
4.01	438,035	4.4	4.01	438,035	4.01
5.15	40,000	4.2	5.15	40,000	5.15
6.27-7.37	363,465	1.5	7.02	363,465	7.02

	3,579,840			2,477,770

NOTE 11	–	INCOME TAXES

A.	Law for the Encouragement of Capital Investments – 1959

Part of the Company’s investment in equipment has received approvals in accordance with the Law for the Encouragement of Capital Investments, 1959 (“Approved Enterprise” status) in three separate investment plans. The Company has chosen to receive its benefits through the “Alternative Benefits” track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 4 years and for the second and third plans for a period of 2 years. Thereafter a reduced tax rate of 25% will be applicable for an additional period of up to 3 years for the first plan and 5 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. The first plan benefit period has already expired. The benefit periods of the second and third plans have not yet commenced. The period in which the Company is entitled to the abovementioned tax benefits is limited to seven years from the first year that taxable revenues are generated, and such benefits must be utilized within 12 years from the year that operation (as defined) of the approved enterprise commences, or 14 years from the year the approval is granted, whichever is earlier.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11	–	INCOME TAXES (cont)

In the case of foreign investment of more than 25%, the tax benefits are extended to 10 years, and in the case of foreign investment ranging from 49% to 100% the tax rate is reduced on a sliding scale to 10%. The benefits are subject to the fulfillment of the conditions of the letter of approval.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law.

The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s Income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Israeli companies with Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation.

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

In the event of distribution by the Company of a cash dividend out of retained earnings that were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the income from which the dividend was distributed. A 15% withholding tax may be deducted from dividends distributed to the recipients.

The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors do not anticipate any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested.

To date, the Company has not had earnings attributable to Approved Enterprise programs.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11	–	INCOME TAXES (cont)

B.	Law for the Encouragement of Industry (Taxation), 1969

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

The Company has accumulated losses for Israeli tax purposes as of December 31, 2006 in the amount of approximately $53,000. At such date, other temporary differences were approximately $ 9,000.

The Israeli tax loss carryforwards have no expiration date. The Company expects that during the period these losses are utilized, its undistributed earnings will be tax exempt. Since the Company has no intention to distribute such earnings, there will be no tax benefit available from such tax losses and no deferred taxes have been included in these financial statements for these losses.

As of December 31, 2006, the subsidiaries had a net operating loss carryforward of approximately $1,500.

E.	Effective Tax Rates

The Company’s effective tax rates differ from the statutory rates applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carry-forward.

F.	Tax Assessments

The Company received final tax assessments until and including tax year 2001.

G.	In light of losses for both financial reporting and tax purposes in 2006 and 2005, a reconciliation of the effective income tax rate has not been presented. In 2006, “theoretical” income taxes on the Company’s pre-tax income were primarily reduced by the utilization of tax loss carryforward from prior years for which a deferred tax asset had not been recorded and reduced tax rates related to approved enterprise.

H.	Tax Rates

In 2005 the Israeli Knesset approved a law for the amendment of the Income Tax Ordinance, according to which the regular corporate tax rate is to be reduced gradually and annually from 34% to 31% for 2006 tax year ending in 25% for 2010 tax year.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12	–	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4
	%	%	%

USA	68	66	67
Europe - primarily Italy, France and Germany	10	11	11
Japan	13	18	18
Other	9	5	4

Total	100	100	100

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4
	%	%	%

Customer A	46	48	45
Customer B	9	16	18
Customer C	10	15	12
Other	35	21	25

Total	100	100	100

C.	Assets by location

Substantially all fixed assets are located in Israel.

NOTE 13	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2006 amounted to $193 (2005 – $114, 2004 -$103). Number of options granted to directors amounted 562,000 (no options in 2005, 380,000 options in 2004).

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

At December 31, 2006 and 2005 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14	–	FINANCIAL INSTRUMENTS (Cont.):

B.	Hedging activities

In 2004, the Company entered into currency-forward transaction, to currency-put option and to currency-call option (NIS/dollar, Euro/dollar, Yen/dollar) of 7,700 with settlement date through 2005, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of 7,700. In accordance with SFAS 133 the Company recorded in 2004 a decrease of $5 in fair market value in “Other Comprehensive Income”. In 2005 this increase was charged to operations on the relevant settlement dates.

In 2005, the Company entered into currency-forward transaction, to currency-put option and to currency-call option (NIS/dollar, Euro/dollar, Yen/dollar) of 4,250 with settlement date through 2005, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of 4,250. In accordance with SFAS 133 the Company recorded in 2005 a decrease of $26 in fair market value in “Other Comprehensive Income”. In 2006 this decrease was charged to operations on the relevant settlement dates.

In 2006, the Company entered into currency-forward transaction, (NIS/dollar, Euro/dollar, Yen/dollar) of 15,220. with settlement date through 2006 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of 15,220. In accordance with SFAS 133 the Company recorded in 2006 an increase of $12 in fair market value in “Other Comprehensive Income”.

NOTE 15	–	SUBSEQUENT EVENT

On February 28, 2007, the Company entered into Share Purchase Agreement with four investors for the private placement of 1,937,983 ordinary shares of the Company, at a price of $2.58 per share, for gross proceeds of $5 million. As part of the transaction, the Company issued warrants to the investors for the purchase of 1,453,485 additional ordinary shares at an exercise price of $3.05 per share. On March 13, 2007 the shares were issued and the proceeds from the private placement were received.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD. By: /s/ Gabi Seligsohn —————————————— Gabi Seligsohn President and Chief Executive Officer

Date: May 11, 2007

EXHIBIT INDEX

Number	Description

1.1	Articles of Association, as amended (filed herewith)

4.1	1997 Stock Option Plan (Plan 2) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-11640))

4.2	Option Plan 3 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-11640))

4.3	Option Plan 4A and 4B (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-11640))

4.4	Option Plan 5 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report for 20-F for 2002 filed May 9, 2002)

4.5	Option Plan 6 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed December 24, 2002 (File No. 333-102193))

4.6	Employment Agreement between Nova and Giora Dishon (incorporated by reference to Appendix A to Exhibit 99.1 to the Company’s Report on Form 6-K filed October 26, 2006)

4.7	Employment Agreement between Nova and Moshe Finarov (incorporated by reference to Appendix A to Exhibit 99.1 to the Company’s Report on Form 6-K filed October 26, 2006)

4.8	Agreements between Nova and the Office of the Chief Scientist in Israel (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-11640))

4.	9 Certificate of Approval from the Investment Center in Israel (incorporated by reference to exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-11640))

4.10	Lease Agreement between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 20-F filed on May 9, 2002)

4.11	Summary of Lease Agreement between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.15 to the Company's Annual Report on Form 20-F filed on May 9, 2002)

4.12	Employee Stock Purchase Plan 1 (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on March 24, 2003 (File No. 33-103981))

4.13	Letter of Indemnification and Exculpation for certain directors, officers and/or employees (incorporated herein by reference to Appendix C to the Company’s Report on Form 6-K filed on July 7, 2006)

4.14	Option Plan 7A (incorporated by reference to Exhibit 4.1. to the Company's Registration Statement on Form S-8 filed on May 17, 2004 (File No. 333-115554))

4.15	Option Plan 7B (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on March 7, 2005 (File No. 333-123158)

4.16	Amended and Restated Asset Purchase Agreement dated as of August 8, 2006 by and among the Company, HyperNex, Inc. and the Stockholders listed on Schedule 4(a) therein (filed herewith).

4.17	Option Plan 7C (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F filed on June 29, 2006).

4.18	Option Plan 8 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on December 29, 2005 (File No. 333-130745).

4.19	Share Purchase Agreement, dated as of February 28, 2007, by and between the Company and the investors identified on the signature pages thereto, including the form of warrant (filed herewith)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8 of the Company’s Annual Report on Form 20-F filed on June 29, 2006).

12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Brightman Almagor & Co. (filed herewith)