Form 20-F
period 2007-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2008-03-28
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Weizmann Science Park, Einstein St., Building 22, 2nd Floor, Ness-Ziona, Israel
(Address of principal executive offices)

Dror David, +972-8-9387572, +972-8-9407776, P.O.B 266, Rehovot 76100, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant's Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,369,418 Ordinary Shares, NIS 0.01 nominal (par) value per share, as of December 31, 2007, of which 2,229 Ordinary Shares held by the Registrant which have no voting or equity rights.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financing Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

- i -

Introduction

        In this Annual Report, the "Company," "Nova," "we" or "our" refers to Nova Measuring Instruments Ltd. and its consolidated subsidiaries, when the context requires.

        The consolidated financial statements and selected consolidated financial data as of December 31, 2003, 2004, 2005, 2006 and 2007 and for each of the years in the five-year period ended December 31, 2007 (the “Consolidated Financial Statements”), included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Cautionary Statement Regarding Forward-Looking Statements

        Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result,”“are expected to,” will continue,” “is anticipated,”“estimate,” “project,” “believe,” “plan”, or similar expressions identify “forward looking statements.” Such statements, including statements relating to our anticipated sales, revenues and expenses in 2008, our expectations with respect to our ability to gain market share, add additional process equipment manufacturers as partners and to develop and introduce new products, possible outcomes of our efforts to identify, complete and integrate future acquisitions, anticipated growth of the semiconductor industry and metrology markets and expected changes in the semiconductor industry, are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions. Various other factors that could cause our actual results to differ materially are set forth in “Risk Factors”starting on page 2 and elsewhere herein.

- ii -

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.	Offer Statistics and Expected Timetable

        Not applicable.

Item 3.	Key Information

        Selected Financial Data

        The following selected consolidated financial data as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. These financial statements have been prepared in accordance with U.S. GAAP, and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$26,688	$36,806	$30,142	$48,292	$58,077
Cost of revenues	16,535	21,111	19,306	27,743	33,251

Gross profit	10,153	15,695	10,836	20,549	24,826

Operating expenses:
Research and development expenses, net	8,561	8,665	9,301	9,166	9,143
Sales and marketing expenses	6,534	6,647	6,950	8,754	10,175
General and administrative expenses	1,898	2,331	3,626	5,136	4,830
Other operating expenses (income)	(2,203)	-	-	-	3,831

Total operating expenses	14,790	17,643	19,877	23,056	27,979

Operating loss	(4,637)	(1,948)	(9,041)	(2,507)	(3,153)
Financing income, net	425	528	627	573	(764)
Net loss	$(4,212)	$(1,420)	$(8,414)	$(1,934)	$(3,917)

Loss per share:
Basic and diluted loss per share	$(0.28)	$(0.09)	$(0.55)	$(0.12)	$(0.21)
Shares used in calculation of basic and
diluted loss per share	14,994	15,259	15,437	15,976	18,606

	December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Consolidated Balance Sheet Data:
Working capital	30,350	25,709	14,834	15,873	20,660
Total assets	47,918	49,966	42,339	44,419	48,385
Capital stock (including additional paid-in capital)	72,709	73,379	73,682	76,735	83,456
Shareholders' equity	32,336	31,581	23,444	24,575	27,584

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

        The semiconductor capital equipment market and industries, which are highly cyclical, experienced in 2007 and 2006 significant increases in sales, after a significant decline in 2005, and according to Gartner, a market research company, the forecast for year 2008 predicts a decline in capital spending. Although we rely on market research companies, we cannot predict the length and strength of the downturns or expansions. Furthermore, we have only a limited ability to reduce expenses during any industry downturn because of the need for significant ongoing expenditures related to engineering, research and development and worldwide customer service and support operations. As a result, during future downturns, we may incur additional losses greater than those we incurred in the past.

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

        Since our inception in 1993, we have had several years of losses and only one profitable year. We may incur a net loss in 2008 or in future years. As of December 31, 2007, we had an accumulated deficit of approximately $56 million. We do not plan to increase our aggregate operating expenses in 2008 relative to 2007. However, in order to achieve profitability in 2008, we will need to significantly increase our sales relative to 2007. In the future, our sales may not grow and we may not achieve profitability.

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

        Our quarterly operating results have fluctuated significantly in the past. This trend may continue. A principal reason is that we derive a substantial portion of our revenue from the sale of a relatively small number of systems to a relatively small number of customers. As a result, our revenues and results of operations for any given quarter may decrease due to factors relating to the timing of orders, the timing of shipments of systems, and the timing of recognizing these revenues. Furthermore, our quarterly results are affected by the highly cyclical nature of the semiconductor capital equipment market and industries.

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

        Although the market for integrated process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics Inc., Rudolph Technologies Inc., and KLA-Tencor Corp., which manufacture and sell integrated and stand-alone process control systems. In addition, we compete with original semiconductor equipment manufacturers, such as Tokyo Electron Ltd, which manufacture integrated metrology products and with original semiconductor equipment manufacturers, such as Applied Materials Inc., which develop in-situ sensors and products. Established companies, both domestic and foreign, compete with our product lines, and new competitors are entering our market. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

        We believe that the semiconductor capital equipment market is undergoing consolidation. A number of capital equipment suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies Inc. acquired August Technologies Inc., in 2006 Nanometrics Inc. acquired Soluris Inc. and Accent Technologies Inc., and in 2007 KLA-Tencor Corp. acquired Therma-Wave Inc. We believe that similar acquisitions and business combinations involving our competitors and customers may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer service, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors or customers could jeopardize our competitive position.

We may not be successful in our efforts to identify, complete and integrate future acquisitions, which could disrupt our current business activities and adversely affect our results of operations or future growth.

        Any future acquisitions may involve many risks, including the risks of:

—	diverting management’s attention and other resources from our ongoing business concerns;

—	entering markets in which we have no direct prior experience;

—	improperly evaluating new services, products and markets;

—	being unable to maintain uniform standards, controls, procedures and policies;

—	being unable to integrate new technologies or personnel;

—	incurring the expenses of any undisclosed or potential liabilities; and

—	the departure of key management and employees.

        If we are unable to successfully complete future acquisitions or to effectively integrate any future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure you that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing, integration of personnel with disparate business backgrounds and corporate cultures, integration of different point-of-sale systems and other technology and managing relationships with other business partners.

One of our customers has no cancellation fee with regard to cancellation of orders.

        One of our largest customers has no cancellation fee with regard to cancellation of its orders. Because of that, our ability to rely on our backlog for future forecasting in so far as it depends on that customer is impaired and can severely harm our financial results as well as our ability to forecast our financial results.

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

        We have obtained 63 U.S. patents and have 24 U.S. patent applications pending. In addition, we have obtained approximately 40 non-U.S. patents and have more than 40 non-U.S. patent applications pending. In August 8, 2006, in connection with the acquisition by us of substantially all the assets of HyperNex, Inc., HyperNex, Inc. assigned to us all of its right, title, and interest in 8 U.S. patents, 3 non-U.S. patents, 6 patent applications filed in countries other than the U.S. and 4 trademarks registered in the U.S.

        We cannot assure that:

—	pending patent applications will be approved;

—	any patents will be broad enough to protect our technology, will provide us with competitive advantages or will not be challenged or invalidated by third parties; or

—	the patents of others will not have an adverse effect on our ability to do business.

        We also cannot assure that others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents. Furthermore, because patents may afford less protection under foreign law than is available under U.S. law, we cannot assure that any foreign patents issued to us will adequately protect our proprietary rights.

        In addition to patent protection, we also rely upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect our confidential and proprietary information. Despite these efforts, we cannot be certain that others will not otherwise gain access to our trade secrets or disclose our technology.

        Furthermore, we may be required to institute legal proceedings to protect our intellectual property. If such legal proceedings are resolved adversely to us, our competitive position and/or results of operations could be harmed. For additional information on our intellectual property, including information regarding a patent infringement lawsuit we commenced against Nanometrics Inc., information regarding patent infringement lawsuits Nanometrics commenced against us, and information with respect to the settlement agreement we have recently reached with Nanometrics, see “Intellectual Property” starting on page 19 of this report.

There has been significant litigation involving intellectual property rights in the semiconductor and related industries, and similar litigation involving Nova could force us to divert resources to defend against this litigation or deter our customers from purchasing our systems.

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

        Any litigation of this type, even if we are ultimately successful, could result in substantial cost and diversion of time and effort by our management, which by itself could have a negative impact on our profit margin, competitive position and ability to develop and market new and existing products. For additional information on our intellectual property, including information regarding a civil action we commenced against Nanometrics Inc., or Nanometrics, information regarding civil actions Nanometrics commenced against us, and information with respect to the settlement agreement we have reached with Nanometrics, see “Intellectual Property” on page 19 of this annual report.

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

Our agreement for exclusive supply of a critical component in our wide angle x-ray diffraction tool called CrystalX has expired as of December 31, 2007 and the loss of this exclusivity could allow a competitor to utilize this unique component and successfully compete with our offering.

        Our agreement for exclusive supply of a critical component in our wide angle x-ray diffraction tool called CrystalX has expired as of December 31, 2007. The design of this component provides unique advantages to our system which in the hands of our competitors may allow them to successfully compete with us.

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

        If our principal shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, the market price of our ordinary shares may fall. As of December 31, 2007, we had 19,369,418 ordinary shares outstanding, and based on reports filed with the Securities and Exchange Commission and on the information provided to us by our transfer agent, 10,199,366 of such shares were held by five shareholders.

Because as of February 29, 2008, five of our shareholders control approximately 53% of our ordinary shares, they can control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

        As of February 29, 2008, five of our shareholders controlled approximately 53% of our outstanding ordinary shares (not including warrants currently exercisable or exercisable within 60 days of February 29, 2008). As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s articles of association. Even if these five shareholders do not vote together, each has the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s article of association.  For additional information on our major shareholders, see “Major shareholders” on page 40.

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

We manage our available cash through various investments the market value and liquidity of which is subject to fluctuations. Impairment of our investments could harm our earnings.

        We manage our available cash through investments in various holdings, types and maturities which are subject to fluctuations that may adversely affect the value of our available cash. As of December 31, 2007, approximately 7% of our available cash was invested in different types of Auction Rate Securities.

        Investments of our available cash are generally classified as available for sale and, consequently, are recorded on the consolidated balance sheets at fair value. Changes in the current economic situation, interest rates and other factors may adversely affect the value and the liquidity of our available cash. As a result, we may recognize in earnings the decline in fair value of investments of our available cash when the decline is judged to be other- than- temporary. As of December 31, 2007, we have recorded an other-than-temporary impairment loss of $1.4 million related to the above mentioned Auction Rate Securities. For further information regarding the investment of our available cash, see Item 5B. “Liquidity and Capital Resources” below and note 2G to the financial statements.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our growth and revenues.

        Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Although most of our sales are currently being made outside Israel, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Conflicts between Israel and Palestinian militant groups have been ongoing. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. The resumption of hostilities in the region, and the on-going tension in the region, have a negative effect on the stability of the region which might have a negative effect on our business and harm our growth and revenues. For further detail see “Political and economic conditions in Israel” starting on page 23.

Our operations may be disrupted by the obligation of key personnel to perform military service.

        Some of our executive officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually until the age of 40 for those serving in combat units and until the age of 45 for non combatants. This time-period may be extended by the Military Chief of General Staff and the approval of the Minister of Defense or by a directive of the Minister of Defense in the event of a declared national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. To date, our operations have not been materially disrupted as a result of these military service obligations. Any disruption in our operations due to such obligations would adversely affect our ability to produce and market our existing products and to develop and market future products.

Because most of our revenues are generated in U.S. dollars, but a significant portion of our expenses is incurred in currencies other than U.S. dollars, and mainly New Israeli Shekels, our profit margin may be seriously harmed by currency fluctuations.

        We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollars, and mainly New Israeli Shekels, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2007, the U.S. dollar devaluated against the NIS by 9%. Our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against other currencies, and mainly the NIS.

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

        If we fail to comply with these conditions in the future, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. In each of 2005, 2006 we recorded an aggregate of $1.9 million, in conditional grants under Israeli government programs, and in 2007 we recorded $2.4 million in conditional grants under Israeli government programs. As of December 31, 2007, our contingent liability to the Office of the Chief Scientist for grants received was approximately $6.2 million. See also Note 9A to our consolidated financial statements contained elsewhere in this report. From time to time, we submit requests for new grants from the Office of the Chief Scientist and for expansion of our approved enterprise programs. These requests might not be approved. Also, the Israeli government may reduce or eliminate these benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations. In addition, if we increase our activities outside Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

        We believe that in 2007 we were not a passive foreign investment company. Nonetheless, because of the difficulty determining the value of our assets, there is a risk that we were a passive foreign investment company in 2007. Currently we expect that we will not be a passive foreign investment company in 2008. However, passive foreign investment company status is determined as of the end of the full tax year and is dependent on a number of factors, including the value of a corporation’s assets and the amount and type of its gross income. Therefore, there can be no assurances that we will not become a passive foreign investment company for the current fiscal year ending on December 31, 2008 or any future year. For a discussion on how we might be characterized as a passive foreign investment company and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

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

        In April 2000, we conducted an initial public offering pursuant to which we sold 3,000,000 ordinary shares for consideration of net proceeds of $49 million. In connection with the public offering, our shares were listed for trading on the Nasdaq Global Market (formally known as the Nasdaq National Market).

        In June 2002, we listed our shares in the Tel-Aviv Stock Exchange in Israel, pursuant to legislation which enables Israeli companies whose shares are traded on certain stock exchanges outside of Israel to be registered on the Tel Aviv Stock Exchange, while reporting, in substance, in accordance with the provision of the relevant foreign securities law applicable to the company.

        During 2003, we began expanding our product offerings to include stand-alone systems. The new offerings of stand-alone products have contributed approximately $4 million to our sales in each of the years 2006 and 2007.

        In August 2006, we completed the purchase of substantially all the assets of HyperNex, Inc., or HyperNex, a Delaware corporation located at State College, Pennsylvania and assumed certain liabilities, including liabilities accruing after the closing relating to contracts assumed by us.

        In the first quarter of 2007, we entered into an agreement with several investors for the private placement of 1,937,984 ordinary shares, at a price of $2.58 per share, for gross proceeds of $5 million. As part of the transaction, we issued warrants to the investors for the purchase of approximately 1,453,488 additional ordinary shares at an exercise price of $3.05 per share.

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

Overview

        We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide, either directly or through process equipment manufacturers. Of the 20 semiconductor manufacturers that had the highest capital equipment expenditures in 2007, 17 use our systems. The majority of our integrated metrology systems are sold to process equipment manufacturers. These process equipment manufacturers integrate our metrology systems into their process equipment which is then sold to the semiconductor manufacturers. Our systems were first installed in 1995 and, since that time, we have sold more than 1,800 metrology systems.

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

Our Market

        Growth of the Semiconductor Industry and the Metrology Market

        The use of semiconductor devices continues to increase. Semiconductors are no longer used solely in personal computers and computer systems, but also in wireless communications, Internet infrastructure, Internet access devices, automobiles, portable electronic devices and other advanced consumer electronics. As a result of the increasing demand for semiconductors, the semiconductor industry has experienced significant growth over the past eight to 10 years, despite a severe downturn between 2000 and 2003. According to the World Semiconductor Trade Statistics (WSTS), worldwide sales of semiconductors increased by 8.9% from $227.5 billion in 2005 to $247.7 billion in 2006 and by 3.8% to $257.2 billion in 2007. According to Gartner, a market research company, worldwide sales of semiconductor are expected to grow by an additional 3.4% in 2008. Based on several analyst forecasts, wafer fab equipment spending is estimated to decline by 15% in 2008 relative to 2007. Over the past decade, the increased use of semiconductors has driven demand for additional semiconductor manufacturing capacity. In turn, the addition of semiconductor manufacturing capacity, whether through new construction or refurbishment of existing manufacturing facilities, has been a driver of demand for metrology systems such as those we produce. Furthermore, the diversification of semiconductor types has led to a situation that each discrete device offers macro size market opportunities and thus an increase or decline in any one market does not necessarily drag with it the entire semiconductor manufacturing field.

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

        The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983 to over $3 billion in 2007 for facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a rate greater than the overall process equipment market since process control equipment is in the future expected to consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

        The Need for Effective Process Control Tools. A number of technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control solutions. These trends include:

—	Development of smaller semiconductor features. The development of smaller features, now as small as 65 nm and 45nm in production, enables semiconductor manufacturers to produce larger numbers of circuits per wafer and to achieve higher circuit performance. As feature geometries decrease, manufacturing yields become increasingly sensitive to processing deviations and defects, as more integrated circuits are lost with every discarded wafer. In addition, the increased complexity and number of layers of the integrated circuits increase the chance of error during the manufacture of the wafer.

—	Shortening of technology life cycles. The technology life cycle of integrated circuits continues to shorten as semiconductor manufacturers strive to adopt new processes that allow a faster transition to smaller, faster and more complex devices. In the past, the technology life cycle was approximately three years; it is now only two years. The accelerating rate of obsolescence of technology makes early achievement of enhanced productivity and high manufacturing yields an even more critical component of a semiconductor manufacturer’s profitability.

—	Transition to copper and other new materials. Copper metal layers and other new materials such as low and high k-dielectrics and silicon on insulator are increasingly replacing aluminum for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. Copper and low-K materials make it possible to build higher speed devices using fewer layers. The use of copper and other new materials, requires new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry.

—	Transition to High-K Metal Gate. In order to overcome limitations in the continued shrink of transistor dimensions, leading edge integrated circuit manufacturers are introducing new materials in the transistor gate stack. The use of high-k dielectrics, combined with metal layers, requires new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry.

—	Change to 300-millimeter wafers. The transition in wafer size from 200-millimeter diameter to 300-millimeter diameter that began in 1999 more than doubles the number of integrated circuits per wafer. Maintaining process uniformity across these larger wafers is more difficult. Processing larger wafers also increases the cost of mistakes caused by both the larger number of integrated circuits per wafer and the greater complexity (and, therefore, cost) of processing larger wafers. Thus, with 300 mm wafers, the need for effective metrology to quickly detect and correct errors in the manufacturing process has increased. In addition, new metrology equipment is needed to accommodate the larger wafer size. It is estimated that in 2007, most equipment sales have moved towards 300mm processing.

—	Increase in foundry manufacturing. As a result of the rising investment needed for semiconductor production and the proliferation of different types of semiconductors, semiconductor manufacturing is increasingly being outsourced to large semiconductor contract manufacturers, or foundries. A foundry typically runs several different processes and makes hundreds to thousands of different semiconductor product types in one facility, making the maintenance of a constant high production yield and overall equipment efficiency more difficult to achieve. This trend of shifting to foundries for manufacturing needs has progressed even further during recent years with technology leaders such as Texas Instruments announcing that they will also be outsourcing process development to Taiwan Semiconductor Instruments, Limited.

—	Increase in Automation. In an effort to achieve greater operating efficiencies, semiconductor manufacturers are increasingly relying upon automation. Automation represents the fastest growing segment of the semiconductor manufacturing industry.

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

        Our systems can be installed directly in new equipment or used to upgrade existing equipment with minimal integration costs, extending the useful life of existing process equipment and saving significant capital costs. To our knowledge, only our metrology systems can be used to retrofit older 200 mm semiconductor manufacturing equipment, giving us a unique opportunity as manufacturers seek to increase production quickly to meet the increasing demand for semiconductors. Our pioneering approach, centered on our NovaReady integration package, later adopted by the process equipment manufacturers, allows process equipment manufacturers to prepare their equipment to accept our measurement and inspection systems, which can then be integrated with a simple plug-and-play installation.

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

        Our scatterometry capabilities have enabled us to penetrate new customers with Stand-Alone Optical CD metrology systems. Our combined offering of advanced measurement hardware and advanced modeling software place us in a position to offer an advantageous solution to our customers.

        Our suite of technological capabilities includes:

—	Ellipsometry. Ellipsometry is a non-contact, non-destructive optical measuring technique used to measure very accurately the thickness and other properties of transparent thin films. When a surface is exposed to a polarized light laser, Ellipsometers measure the change in the reflected light’s polarization. By using multiple light angles and/or multiple wavelengths, Ellipsometry can provide accurate and reliable measurement of a wide range of film thicknesses, film materials and film stacks.

—	Broadband Spectrophotometry. Our broadband Spectrophotometry capabilities range from deep ultraviolet to near infrared. This technology enables fast, accurate and small spot size film thickness measurement in large range of applications on a very cost effective basis, both as an integrated system and as a stand-alone system.

—	Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry. These systems use a fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost effective system development. Scatterometry provides two and three dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real time metrology of the most advanced design rules, down to 45 nm and below.

—	Imaging and image processing. This technology has three different applications: 1) navigating on product wafers to perform measurements on very small selected sites; 2) detecting defects on product wafers after critical process steps, such as lithography and etch; and 3) measurement of the accuracy of registration between two layers (overlay measurement), mostly used in lithography.

—	Wide Angle X-Ray Diffraction. This technology enables measurement of microstructure of polycrystalline materials. The system is based on collecting a diffracted x-ray signal on a large area detector. The parameters that can be measured using this technique are: phase, phase volume fraction, texture, texture volume fraction, relative grain-size and layer thickness. This technology was originally developed by HyperNex – a company that in August of 2006 we purchased substantially all its assets and assumed its’certain liabilities.

        The measurement techniques used in our metrology products are unique and protected by a number of patents. Our measurement channels include: polarized normal incidence spectral reflectometer/ellipsometer; multi-angle oblique incidence spectral ellipsometer; and multi-focal image overlay microscope. In addition, we are developing additional measurement channels including: multi-angle, multi-wavelength, null ellipsometer; eddy current micro-probe and phase imaging profilometer. In addition to these proprietary measurement channels, we are also seeking to acquire new measurement channels from third parties.

        Throughout our history, we have been a technological leader in the integrated metrology field. We were the first to offer integrated metrology solutions for semiconductor manufacturers and are the only provider of integrated metrology solutions that can measure wafers in water, which allows for more efficient and accurate metrology. Furthermore, because our systems are small enough to fit inside wafer fabrication equipment, to our knowledge, only our metrology solutions can be used to retrofit older 200 mm systems. Our systems have also been recognized by the industry: in 1998 we received the prestigious Editors’ Choice Best Product Award from Semiconductor International magazine for our NovaScan 420 integrated thickness measurement tool for CMP process monitoring, in 2004 received the award for our NovaScan 2020Cu and 3030Cu for Copper CMP process monitoring, and in 2007 we received the award for our NovaScan 3090CD for thin-film metrology of dielectric CMP and copper applications, CD control and shape profiling.

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

Thin Film Process Control

—	The NovaScan 840 combines high-speed measurement and effective handling, enabling measurement of wafers both before and after polishing. While we no longer market this system, this system and prior generations were our main revenue source in 2001 and prior years.

—	The NovaScan 2020 and 2040 are the second generation of integrated thickness monitoring systems with enhanced spectral range, responding to the needs of the industry for emerging chemical mechanical polishing high-end applications of thin films and complex layer stacks. The 2020 model was introduced to the market at the end of 2000, and since then has replaced the NovaScan 840 and accounted for the majority of our sales for 200 mm production lines.

—	The NovaScan 3030 and 3060 are the second generation of the 300mm measuring system, with improved optics and motion system enabling high speed measurement, and with broad spectral rage (ultraviolet to infrared) allowing accurate measurements on complex structures and thin film layers. The 3030 model was introduced to the market in 2001 and since then has replaced the NovaScan 3000 and accounts for the major portion of our sales for the 300 mm production lines. The NovaScan 3060 was introduced in 2002.

—	The NovaScan 2020Cu has the same basic platform as the NovaScan 2040, with additional hardware and software improvements, enabling the system to answer the unique requirements of copper chemical mechanical polishing monitoring. The system went through several beta tests during 2001 and 2002 and was released for sale in the beginning of 2003.

—	The NovaScan 3030Cu has the same basic platform as the NovaScan 3030, with additional hardware and software improvements, enabling the system to answer the unique requirements of 300 mm copper CMP monitoring. The system went through field-testing during 2002 and was released for sale in the beginning of 2003.

—	The NovaScan 840CVD system is a 200 mm integrated metrology vacuum chemical vapor deposition measurement system, measuring different layers in the chemical vapor deposition process. Data can be fed forward to the chemical mechanical polishing process tool. Integration solutions were developed for different process equipment. The system was introduced to the market in the end of 2000 and several units have been sold. However, we do not expect to sell a significant number of these systems in the future.

—	The NovaScan 3090 CMP system is a broad spectral range system for chemical mechanical polishing metrology needs, measuring thin film thickness at high throughput. The system went through field-testing and was released for sale in 2005.

—	The NovaScan 3090 CD system is a scatterometry-based system for measuring the critical dimensions (CD) and profiling lines and trenches on 200 mm and 300 mm wafers. The system went through field-testing during 2003 and was released for sale in 2004. The systems are sold as integrated metrology systems and as stand-alone systems with third-party automation modules.

—	The NovaScan 3090 SA is similar in performance to the NovaScan 3090 CD, providing full two and three dimensional profiling capabilities in a stand-alone configuration. The systems are utilized in lithography, etch, thin film deposition and chemical mechanical polishing process. The system was released for sale in 2005.

—	The NovaScan 3090Next system is the next generation metrology targeted at 45nm and 32nm technology nodes. The NovaScan 3090Next provides up to 50% throughput improvement, better accuracy and tool to tool matching and higher polarized spectral range enabling measurement of smaller features. The NovaScan 3090Next is available as integrated metrology and as standalone metrology systems.

—	CrystalX II is the newest addition to Nova’s product line and is the result of the HyperNex acquisition. Employing Wide Angle X-Ray Diffraction (WA-XRD) CrystalX II answers one of the most critical requirements of IC manufacturing for measurements that provide insight into electrical performance of semiconductor devices. The system quickly identifies changes and irregularities in film microstructure that degrade device performance, reliability and yield - variations that are undetected by other metrology techniques.

—	NovaMars is an advanced scatterometry modeling and application development software tool enabling complex 2D, 3D and in-die measurements. Process engineers can harness the power and flexibility of the tool to develop their own scatterometry applications by themselves thus keeping the details of their process within the fab. Its user interface and high level of automation provide for easier and faster application development and eliminate discrepancies between different developers, enabling the best solution, independent of user proficiency. The NovaMars is offered as an option together with the 3090 &3090Next product family.

—	A closed loop control option for the NovaScan systems delivers reliable, highly automated wafer-to-wafer uniformity over chemical mechanical polishing manufacturing processes. The thickness data of every processed wafer is obtained and process parameters are fed back to adjust the next wafer polish.

—	NovaNet is a highly sophisticated computer network, connecting all NovaScan systems on a factory floor. The network is managed by a dedicated server, running with proprietary software developed by Nova, and insuring safe recipe distribution and recipe integrity across the factory. The NovaNet also includes a report generator (NSA) that allows the creation of reports from all the systems connected and allows programmable cross sections.

—	NovaHPC (High Power Computer) supports the NovaMars Application Development Tool and enables effective and timely results. Scalable and user configurable infrastructure with Nova’s proprietary task management software addresses the growing needs of IC manufacturing metrology. NovaHPC is just one of the few solutions available for cost effectiveness and computation power growth flexibility. The standalone modular rack:

■	HPC

■	TurboHPC

■	Grid computing connectivity enabled

■	Web-based management SW

NovaHPC Value-Added Benefits: accelerates recipe set-up library building, Scalable infrastructure, invest as you grow and Low-cost entry level using grid computing with existing computation resources.

        While we continue to emphasize our integrated metrology solutions, we offer our products as stand-alone equipment as well, thereby significantly expanding our potential available markets. While we have succeeded in penetrations of standalone metrology in 2006 and 2007, our revenues remain substantially dependent on sales of our CMP integrated metrology product line.

Research and Development

        We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology and x-ray metrology, and include measurement instruments, optical modeling, image acquisition, pattern recognition, equipment integration and fab automation. Our research and development staff consists of about 80 highly skilled members, including independent contractors. Since June 2003, our research and development operations have been certified as ISO9001/2000 quality standard.

        The process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product line is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2005, 2006 and 2007, our research and development expenses, net of participation by the Office of the Chief Scientist, were $9.3 million, $9.2 million and $9.1 million respectively, representing, 31%, 19% and 16% of our respective total revenues for those years. We anticipate that our research and development expenses, net, will be approximately $10.5 million in 2008.

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

Intellectual Property

        Our success depends in part upon our ability to protect our intellectual property. We, therefore, have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. We have been granted 63 U.S. patents and approximately 40 non-U.S. patents and hold an exclusive license to one U.S. patent. The U.S. patents we hold have expiration dates ranging from 2014 to 2024. We also have 24 U.S. patent applications pending and 40 applications pending in other countries.  Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. We have also registered 4 trademarks in the United States and 5 trademarks in countries other than the U.S. In August 8, 2006, HyperNex assigned all of its right, title, and interest in 8 U.S. patents, 3 non-U.S. patents, 6 patent applications filed in other countries and 4 trademarks registered in the U.S.

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

        In April 2006, Nanometrics filed a civil action in the United States District Court for the Northern District of California against us and our wholly-owned subsidiary, Nova Inc. alleging infringement of its U.S. No. Re 34,783. This patent relates to measurements of reflectance of materials. In the civil action, Nanometrics is seeking an injunction for monetary damages for willful infringement, attorneys fees, and costs and expenses. We filed our answer and counterclaim in May 2006, seeking a declaration that Nanometrics’ patent is invalid and unenforceable, and that neither us nor Nova Inc. infringe the patent. Nova filed a request for re-examination of the Nanometrics’ patent with the U.S. Patent & Trademark Office (PTO). This request for re-examination was accepted by the PTO for review in December 2006. Thereafter, Nova filed a motion with the court for a stay in the patent litigation case pending completion of the re-examination process of the patent in the lawsuit by the PTO. After reading and considering the arguments presented by the parties, the court granted Nova’s motion to stay. On May 25, 2007 the PTO rejected all 5 claims of U.S. No. Re34,783 filed by Nanometrics and, in view of Nanometrics failure to file an appropriate response to the rejection, on August 16, 2007 the PTO issued a Notice of Intent to Issue a Re-examination Certificate, cancelling all 5 claims of the patent.

        In October 2006, Nanometrics filed a lawsuit with the United States District Court for the Northern District of California alleging Nova is infringing U.S. Patent Numbers 5,867,276, and 7,115,858.

        In April 2007, we reached a settlement with Nanometrics regarding all three patent suits between the companies. We agreed to dismiss, without prejudice, all pending patent litigation between the two parties, and have further agreed not to file patent suits against the other and/or any supplier or customer of the other party for patent infringement based on offers to sell, actual sales, manufacturing, purchase or use of any equipment of the other party for a period of one year. The settlement, which received the court approval, terminated the three lawsuits pending in the U.S. District Court for the Northern District of California. No permanent settlement has been reached in these suits. Should the disputes be reopened, even if we are ultimately successful, it could result in substantial costs and diversion of time and effort by our management. This in and of itself could have a negative impact on us.

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

        In July 13, 2007, Nova reached an agreement to license the patents to a large semiconductor manufacturer for a total consideration of more than US$1 million. We are continuing the negotiations with a number of other entities for sale or license of the patents.

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

        The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	Year ended December 31,
	2005	2006	2007
	(in thousands)

U.S.	$9,945	$16,525	$15,861
Europe	1,990	4,800	7,405
Japan	6,666	3,214	2,686
Asia-Pacific	11,541	23,753	32,125

Total	$30,142	$48,292	$58,077

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

	Year ended December 31,
	2004	2005	2006	2007

Total revenues from five
largest customers	82%	83%	79%	87%

Range of revenues from five
largest customers	3%-45%	2%-48%	1%-46%	1%-47%

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

        Our current integrated products primarily compete with products manufactured by Nanometrics Inc. We have gained market share with the successful launch of NovaScan 3090 but we expect our integrated products to face intense competition in the coming years. In the scatterometry field, we face intense competition in both integrated and stand-alone metrology, from several companies.

Manufacturing

        In order to leverage the relatively high volume of integrated systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our manufacturing operations received the ISO 9002 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001/2000 requirements.

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

        We have the capacity to produce up to 70 new systems and repair an additional 65 systems per quarter in our current facilities. Currently, we are operating at approximately 90% of that capacity.

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

Capital Expenditures

        Our capital expenditures are primarily for network infrastructure, computer hardware and software, leasehold improvements of our facilities and system demonstration tools. None of these assets are held as collateral or guarantee other obligations. For additional information on our capital expenditures, see “Liquidity and Capital Resources” starting on page 31.

Properties and Equipment

        Our main facilities, located in Ness-Ziona, Israel, occupy approximately 5,200 square meters, including: approximately 1,000 square meters of production facilities, approximately 3,000 square meters of research and development offices (including approximately 300 square meters of laboratories) and approximately 1,200 square meters of headquarters, sales and marketing, service and support and administration facilities. Our current lease commitment relating to our facilities in Israel expires at the end of January 2013.

        Our U.S. subsidiary leases approximately 400 square meters in Arizona, 300 square meters in Santa Clara for use as a pre-sale and support facility. Our Japanese and Taiwan subsidiaries lease approximately 200 and 400 square meters for use as a service and pre-sale facility, respectively. At the end of 2005 our Netherlands subsidiary closed its offices which occupied approximately 100 square meters. In the forth quarter of 2007, we closed our facility in State College, Pennsylvania USA.

        We believe that our facilities and equipment are in good operating condition and adequate for their present usage.

Political and Economic Conditions in Israel

        The Company is incorporated under the laws of Israel, and has its principal offices and manufacturing facilities in Israel. The Company is, therefore, directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on the Company’s business, financial condition and results of operations. Additionally, many of the Company’s male employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces and virtually all such employees are subject to being called to active duty at any time under emergency circumstances. While the Company has operated effectively under these requirements since it began operations, no assessment can be made as to the full impact of such requirements on the Company’s workforce or business if conditions should change, and no prediction can be made as to the effect on the Company of any expansion or reduction of such obligations.

Government Regulation

        For information relating to the impact of certain government regulations on our business, see “Conditional Grants from the Office of the Chief Scientist” starting on page 33.

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

        We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2007, product sales produced 80% of our total revenues and services produced 20%. Presently, we have no significant long-term debt, and during 2007 we presented an overall positive cash flow of $7.7 million. As of the end of 2007, we had working capital of $21 million.

        From quarter to quarter and from year to year, our revenues can vary significantly for a number of reasons. Importantly, we do not have long-term or multi-unit purchase contracts with our customers. Therefore, while most of our customers have purchased multiple systems from us and we anticipate that our customers will continue to do so, our customers can determine at any time to stop doing business with us. In addition, primarily because the semiconductor industry is dominated by a small number of large companies, our customer base is concentrated among a limited number of customers. A loss of any single customer could cause our revenues to decrease by a material amount. Furthermore, because our systems range in price from approximately $100,000 to approximately $1,000,000, the loss of relatively few sales could also cause our revenue to decrease by a material amount. Our service revenues, which tend to be more predictable and less subject to wide fluctuations, tend to help decrease volatility in our earnings.

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

        When evaluating the performance of the Company, our management tends to focus on several financial metrics and several qualitative areas such as: gross margins; warranty cost per system and warranty costs as a percentage of sale price; inventory as a percentage of yearly sales; days sales outstanding; and the mixture of our sales and geographical distribution of installations of our systems at end users sites compared to industry capital equipment trends. Blended gross margins in 2007 were 43%, while product sales presented gross margins of approximately 50% and services presented gross margins of 9%. In 2007, warranty costs amounted to approximately 10% of sale price. Factors that affect warranty costs include the number of systems installed in a specific site or territory and the maturity of the products. Our average inventory levels in 2007 were approximately 15% of yearly sales. In 2007, average days sales outstanding for total revenues were 57 and ranged between 52 and 67 days over the four quarters of 2007. Geographical distribution analysis of installation at end user sites of our products reveals an increase in the installation of our products in Asia Pacific (excluding Japan) from 49% in 2006 to 55% in 2007 and a corresponding decrease in installations mainly in the U.S. and Japan.

Significant Events in 2007 and Outlook for 2008

        The year 2007 had several significant events:

—	A 20% increase in revenues year over year, resulting mainly from the continued proliferation of the integrated metrology NovaScan 3090 product family into existing and new customers.

—	A $4.6 million positive cash flow from operating activities.

—	Penetration into new customers with the NovaScan 3090 Optical CD Stand Alone product.

—	A $4.1 million non-cash write-off of tangible and intangible assets related to the 2006 HyperNex Inc. acquisition

        In 2008, Nova will focus on continuing development of its current chemical mechanical polishing (“CMP”), copper CMP and optical critical dimension systems as well as investing in the products and technologies included in its long-term strategy, and products related to the new acquisition, in the x-ray segment. Over the next three years, Nova anticipates introducing future generations of its current products and new products to address the advancing technology trends toward feature sizes of 45 nm and below and new processes and materials. We believe that in 2008 our business opportunities will most likely come from the increased need for monitoring and controlling which result from decreasing feature sizes, and the accelerated move to new materials. The main challenges and risks we see are to be “on time” with the right process control solutions to meet the needs of our existing customers and new customers. In order to address these risks and challenges, we are working closely with leading customers’ development process groups and with the leading process equipment manufacturers. The purpose of working closely with customers and process equipment manufacturers is to receive from them as early as possible information and feedback on the metrology and process needs of the upcoming new manufacturing processes and materials. We believe that receiving this information as early as possible will assist us in developing metrology solutions to meet the new needs of the semiconductor industry. In tandem with this type of long term development, our ongoing marketing activity supports our current products with short term improvements to answer the customers’ ongoing needs and to make required changes.

        Currently, our main revenue generator is our oxide CMP product line and sales of our oxide CMP product line are affected by the total number of process tools sold in this segment. In years prior to 2003, the oxide CMP represented more than 50% of the entire CMP equipment market. Since 2004, this percentage decreased and we expect it to continue to decrease as copper CMP equipment is expected to dominate the CMP equipment market. Given this shift, we have spent development resources with both customers and process equipment manufacturers to accommodate the needs of the Copper CMP process. These needs are different from those of Oxide CMP. We have and continue to offer a solution for Copper CMP which has been adopted on a smaller scale than the Oxide CMP solution and we continue to strive to increase its proliferation, though we can not foresee what will ultimately be the process control needs for copper CMP, and whether the products and solutions we introduce for the copper CMP market will be accepted.

        In the past few years we have also worked collaboratively with two of the three leading etch manufacturers to integrate our metrology for a process control scheme similar to the concept used in CMP. Though this integration offers advanced capabilities, its adoption in the market place has been slow. We are constantly monitoring technological advancements and the applicability of our technology to those advancements, but we cannot foresee the extent to which our solutions will ultimately be adopted. In the past year we also started collaborative work with a lithography track manufacturer, again, utilizing our integrated metrology platform. Similar to the situation in the etch market, this market is at its early stages and its advancement to a larger scale business has not yet taken place.

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

Revenue recognition

        We recognize revenues from the sale of products when all the following criteria have been met: a persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collection of resulting receivables is probable and there are no remaining significant obligations.

        In accordance with EITF 00-21 for arrangements containing multiple elements, fair value of each element is determined based on specific objective evidence and revenue is allocated to each element based upon its fair value. The revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. If specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever is earlier.

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

Operating Results

Overview

        A significant portion of our revenues historically has been derived from customers in the U.S., however, we expect that U.S. sales as a percentage of total sales may decrease if the portion of our sales directly to semiconductor manufacturers, rather than through process equipment manufacturers, will increase. In 2005, 66% of our revenues were derived from U.S. customers, 11% were from European customers, 18% were from Japanese customers, and 5% were derived mainly from Asian (other than Japanese) customers. In 2006, 68% of our revenues were derived from U.S. customers, 10% were from European customers, 13% were from Japanese customers, and 9% were derived mainly from Asian (other than Japanese) customers. In 2007, 63% of our revenues were derived from U.S. customers, 8% were from European customers, 20% were from Japanese customers, and 9% were derived mainly from Asian (other than Japanese) customers.

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

	2005	2006	2007

USA	33%	34%	27%
Europe	7%	10%	13%
Japan	22%	7%	5%
Asia-Pacific	38%	49%	55%

Total	100%	100%	100%

        Historically, a substantial portion of our revenues has come from a small number of customers. In 2005, 2006 and 2007 our five largest customers accounted for 83%, 79% and 87% of our revenues, respectively. In 2005, 2006 and 2007 our single largest customer accounted for 48%, 46% and 47% of our revenues, respectively. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered being major customers and the percentage of our revenue represented by each major customer may vary from period to period. Therefore, the loss of any one of our major customers could materially and adversely affect us.

        The sales cycle for our systems typically ranges from 3 to 12 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the introduction of a new type of system to a production line. We have a relatively low backlog. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2007, our inventory levels at the end of each quarter ranged from $6.7 million to $9 million. We planned our 2007 inventories for sales of 200 mm systems and 300 mm systems according to our expectation that approximately 90% of equipment sales would be for 300 mm equipment and that the NovaScan 3090 would account for most of our sales of 300 mm systems. Actual sales in 2007 were similar to this plan. In 2008, we anticipate continued proliferation of the new NovaScan 3090 product series for the 300 mm market, and expect that overall 300mm sales will account for over 90% of our revenues. If our actual sales are significantly different from our expectations, we may have to write-off some of our inventory.

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

        Our revenues increased by 20% in 2007 following a 60% increase in 2006 and an 18% decrease in 2005.

        The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues Year ended December 31,
	2005	2006	2007

Revenues from products sale	72.9%	79.2%	78.5%
Revenues from services	27.1%	20.8%	20.2%
Revenues from IP Licensing	--	--	1.3%

Total revenues	100.0%	100.0%	100.0

Cost of products sale	37.9%	38.8%	38.3%
Inventory write-off related to Hypernex assets and
liabilities acquisition	--	--	0.5%
Cost of services	26.2%	18.7%	18.4%

Total cost of revenues	64.1%	57.5%	57.2%

Gross profit	35.9%	42.5%	42.8%

Operating expenses:
Research and development expenses, net	30.8%	19.0%	15.8%
Sales and marketing expenses	23.1%	18.1%	17.5%
General and administrative expenses	12.0%	10.6%	8.3%
Impairment loss on intangibles and equipment related to
Hypernex assets and liabilities acquisition	--	--	6.6%

Total operating expenses	65.9%	47.7%	48.2%

Operating loss	(30.0)%	(5.2)%	(5.4)%

Financing income, net	2.1%	1.2%	(1.3)%

Net Loss	(27.9)%	(4.0)%	(6.7)%

Comparison of Years Ended December 31, 2007 and 2006

        Revenues. Our revenues in 2007 increased by $9.8 million, or 20.3%, compared to 2006, with revenues attributable to product sales accounting for $45.6 million, an increase of $7.3 million, or 19%, compared to 2006, and with revenues attributable to services accounting for $11.7 million, an increase of $1.7 million, or 16.6%, compared to 2007. Revenues in 2007 also included $0.8 million attributable to IP licensing. The increase in product sales revenue in 2007 was attributed mainly to the increased demand for our integrated metrology products from existing and new customers. Revenues from services accounted for 20.2% of total revenues in 2007, compared to 20.8% of total revenues in 2006. The increase in service revenues is attributed mainly to new service contracts.

        We expect that sales from our main integrated process control product line targeting the CMP market, including dielectric CMP, copper CMP and etch, will continue to account for a substantial portion of our revenues for at least the next year, and that the new stand alone product lines sales will gradually become more significant following wider market penetration. As our revenues are largely dependent upon the sale of systems for CMP processing, any decrease in demand for our CMP products would have a material adverse affect on our revenues. In 2008, we expect that service revenue may increase relative to 2007 as the warranty periods for additional systems will expire and we expect customers to buy service contracts or time and material services for these systems. This increase may of course be mitigated in case of older contracts which are not renewed.

        Cost of Revenues and Gross Profit. Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provision for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2007 was $22.2 million, an increase of $3.5 million, or 18.8%, compared to 2006. This increase is attributable to the increased volume of systems sold in 2007. Our cost of revenues attributable to product sales, as a percentage of total revenues in 2007, was 38.3%, compared to 38.8% in 2006. In the years ended December 31, 2007 and 2006, we wrote-off inventories in the amounts of $0.6 million (including $0.3 million related to the acquisition of HyperNex assets and liabilities) and $0.4 million, respectively. Our cost of revenues attributable to services in 2007 was $10.7 million, an increase of $1.7 million, or 18.7%, compared to 2006. This increase is attributable mainly to labor and material costs relating to the supply of new service contracts.

        Our gross profit increased by 21% to $24.8 million in 2007, compared to $20.5 million in 2006. Our gross profit represented 42.7% and 42.6% of our total revenues in 2007 and 2006, respectively.

        Research and Development Expenses, Net. Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting conditional grants received or receivable from the Israel Office of the Chief Scientist. Our net research and development expenses decreased by 0.3% to $9.1 million in 2007 from $9.2 million in 2006, after offsetting conditional grants received or receivable from the Office of the Chief Scientist of $2.4 million in 2007 and $1.9 million in 2006. In 2007, net research and development expenses represented 15.8% of our revenues compared to 19% of our revenues in 2006, due to the significant increase in our revenues in 2007.

        Approximately $6 million of our net research and development expenses in 2007, resulted from our research and development efforts relating to the introduction of the new NovaScan 3090 models, to current products activities, and to creating a new technology infrastructure for scatterometry based metrology solutions. We believe that meeting the needs of semiconductor manufacturers with respect to the manufacture of semiconductors with features ranging from 90 nm to below 45 nm will allow us to maintain our position as a market leader in integrated process control equipment. Approximately $3 million of our net research and development expenses in 2007, was related to developing a technology infrastructure for next generation metrology tools platforms, for integrated metrology market segments and for stand alone metrology market segments, including x-ray technology.

        Sales and Marketing. Sales and marketing expenses are comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel and royalties. Our sales and marketing expenses increased by 16% to $10.2 million in 2007 from $8.8 million in 2006. This increase is attributable to increased expenses associated with evaluations, commissions and sales activity mainly in the Asia Pacific region. Sales and marketing expenses represented 17.5% and 18.1%, of our revenues in 2007 and 2006, respectively. The decrease as a percentage of revenue is related to the higher volume of revenues in 2007.

        General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses decreased 6% to $4.8 million in 2007 from $5.1 million in 2006. This decrease is primarily attributed to a decrease in legal expenses related to the Nanometrics intellectual property infringement law suits which were settled in April 2007. General and administrative expenses represented 8.3% and 10.6% of our revenues in 2007 and 2006, respectively. The decrease in general and administrative expenses as a percentage of revenues from 2006 to 2007 is a result of the increase in our revenues in 2007 and the decrease in legal expenses in year 2007.

        Other Operating Expenses. During the third quarter of 2007, we incurred a $3.8 million impairment loss on intangibles and equipment related to the acquisition of HyperNex assets and liabilities.

        Financial Income, Net. Financial income, net, for year 2007, includes $1.4 million impairment charge, related to short term investments in Auction Rate Securities. Excluding this charge, financial income, net, in year 2007 amounted to $0.6 million, similar to year 2006.

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

        Cost of Revenues and Gross Profit. Our cost of revenues attributable to product sales in 2006 was $18.7 million, an increase of $7.3 million, or 64%, compared to 2005. This increase is attributable to the increased volume of systems sold in 2006. As a percentage of total revenues, our cost of revenues attributable to product sales in 2006 increased to 38.8% from 37.9% in 2005. This increase is attributable to the higher sales volume of products with lower gross margins. In the years ended December 31, 2006 and 2005 we wrote-off inventories in the amounts of $0.4 million and $0.1 million, respectively. Our cost of revenues attributable to services in 2006 was $9.0 million, an increase of $1.1 million, or 14%, compared to 2005. This increase is attributable mainly to labor and material costs relating to new service contracts.

        Our gross profit increased by 90% to $20.6 million in 2006 from $10.8 million in 2005. Our gross profit represented 42.5% and 35.9% of our total revenues in 2006 and 2005, respectively. Our gross profits increased from 2005 to 2006 due to the higher volume of revenues, and were partially offset by revenues from lower gross margins products.

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

        Approximately $5 million of our research and development expenses, net, in 2006, resulted from our research and development efforts relating to the introduction of the new NovaScan 3090 models, to current products activities, and to creating a new technology infrastructure for scatterometry based metrology solutions. We believe that meeting the needs of semiconductor manufacturers with respect to the manufacture of semiconductors with features ranging from 90 nm to below 45 nm will allow us to maintain our position as a market leader in integrated process control equipment. Approximately $3 million of our research and development expenses, net, in 2006, was related to developing a technology infrastructure for next generation metrology tools platform, both for stand-alone and for integrated metrology market segments. The balance was related mainly to development costs related to the x-ray technology which we acquired in August 2006.

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

Liquidity and Capital Resources

        As of December 31, 2007, we had working capital of approximately $21 million compared to working capital of $16 million as of December 31, 2006. This increase is attributed primarily to a $5 million increase in our cash and cash equivalents levels following the private placement that was concluded during the first quarter of 2007.

        Cash and cash equivalents, short-term and long-term deposits and securities held to maturity as of December 31, 2007 were $22.9 million compared to $15.2 million as of December 31, 2006.

        Trade accounts receivable decreased from $10.3 million as of December 31, 2006 to $9.1 million as of December 31, 2007, despite the increase in sales volumes during year 2007. This decrease is attributable mainly to increased efficiency in our collection cycle. Inventories decreased from $9.0 million as of December 31, 2006 to $8.5 million as of December 31, 2007.

        Operating activities in 2007 generated positive cash flow of $4.6 million compared to $5.1 million negative cash flow in 2006, due to the increase in revenues in year 2007, which was accompanied by relatively stable gross margins, by stable operating expenses (excluding impairment loss on intangibles and equipment related to Hypernex assets and liabilities acquisition) and by efficient working capital management in year 2007. Financing activities generated $5.7 million of cash in 2007, compared to $0.1 million in 2006, mainly due to the private placement that was concluded during the first quarter of 2007.

        The following table describes our investments in capital expenditures during the last three years:

	2007		2006		2005
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
	(in dollar thousands)

Electronic equipment	1,953	51	955	81	1,176	41
Office furniture and equipment	27	32	44	14	13	2
Leasehold improvements	11	97	228	12	48	2

Total	1,991	180	1,227	107	1,237	45

        In year 2007, the investment in capital expenditures was financed from the positive cash flow from operating activities. The increase in capital expenditures for electronic equipment in 2007 is attributable mainly to electronic equipment used in our research and development labs and systems for our demonstration centers and application development. Although we currently have no significant capital commitments, we expect to spend up to $2 million on capital expenditures in the next 12 months, mainly for information systems improvements (software and hardware), electronic equipment used in our research and development labs, demonstration centers and expansion of our clean-room manufacturing facility.

        Our principal liquidity requirements are expected to be for working capital and capital expenditures. We believe that our current cash reserves, will be adequate to fund our activities for at least the next 12 months.

        Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with the remaining net proceeds of our initial public offering, together with positive cash flow from operations, if any. If these funds are insufficient to finance our activities, we will have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

        Presently, we have no long-term debt, nor any readily available source of long-term debt financing such as a line of credit.

        During 2007, short-term investments in the amount of $2.9 million in Auction Rate Securities experienced failed auctions. Accordingly, these investments have been classified as long-term investments in our financial statements. The maturity dates of these investments range from 10 to 30 years. For additional information see note 2G in the financial statements.

        With regard to usage of hedging financial instruments and the impact of inflation and currency fluctuations, see “Quantitative and Qualitative Disclosures About Market Risk” starting on page 59.

Off-Balance Sheet Arrangements

        We do not have and are not party to any off-balance sheet arrangements.

Contractual Obligation

        As of December 31, 2007 we had contractual obligations as described in the following table:

	Total	Less than 1 year	1-3 years

Operating Lease Obligations	4,107	1,404	2,703
Purchase Obligations	6,718	6,663	55
Other Long Term Liabilities	51	-	51

Total	10,876	8,067	2,809

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

        As of December 31, 2007 we received conditional grants from the Office of the Chief Scientist totaling $12.1 million. Because the implementation of regulations raising royalty rates to between 3% and 6% has been deferred, we are obligated to pay royalties of 3% of revenues derived from sales of products funded with these grants. As of December 31, 2007, our contingent liability to the Office of the Chief Scientist for conditional grants received was approximately $6.2 million. See also Note 9A to our consolidated financial statements contained elsewhere in this report.

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

        In addition to royalty-bearing grants from the Office of the Chief Scientist, in 2007, we participated in two programs sponsored by the Office of Chief Scientist. In one program, we are a member of a research consortium comprised of several Israeli high technology companies, which are engaged in the development of multimedia on-line technology. In the other program, we are cooperating with a research institute in Israel for the development of advanced measurement techniques. In both programs, the Office of the Chief Scientist contributes 66% of the approved research and development budget for the research consortium and the members of the research consortium contribute the remaining 34%. No royalties from this funding are payable to the Israeli government, however, the provisions of the law and related regulations regarding the restrictions on the transfer of know-how outside of Israel apply to these programs. Expenses in excess of the approved budget are borne by the consortium members. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right to utilize and implement such technology without having to pay royalties to the developing consortium member. As of December 31, 2007, we had received approximately $3.5 million in grants from the Office of Chief Scientist in connection with these programs.

Item 6.	Directors, Senior Management and Employees

        The following is the list of senior management and directors as of February 29, 2008:

Name	Age	Position

Micha Brunstein	64	Chairman of the board of directors
Giora Dishon	63	Director and co-founder
Moshe Finarov	56	Director and co-founder
Avi Kerbs	61	Director
Alon Dumanis	58	Director
Dan Falk	63	External Director
Naama Zeldis	45	External Director
Nicolas Bright	52	Director
Avi Cohen	54	Director
Gabi Seligsohn	42	President and Chief Executive Officer
Dror David	39	Chief Financial Officer
Avi Magid	47	Executive Vice President Global Business Management Group
David Scheiner	48	Chief Technology Officer
Avron Ger	47	Vice President Thin Film Business Unit
Gabi Sharon	46	Vice President Operations

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

        Dr. Moshe Finarov is a co-founder of Nova and a member of our board of directors. He has served as Chief Technology Officer and VP Technology from Nova’s formation in 1993 until August 2006. From 1989 to 1993 he served as Senior Physicist at Orbotech Ltd. and from 1974 to 1988 he was employed at PULSAR and ENIMS Scientific Research Institutes in Moscow. Dr. Finarov holds a Ph.D in Semiconductor Physics and a M.Sc. in Microelectronics from Moscow Steel & Alloys Institute. He is named on approximately 44 U.S. patents and published approximately 40 papers.

        Mr. Avi Kerbs has served as a director of Nova since 1993. He serves as the President and Chief Executive Officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital company and has served in this capacity since 1991. Teuza-A Fairchild Technology Venture Ltd. is a major shareholder of Nova. He serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and a M.Sc. in Management from the Technion – Israel Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors and the Haifa University Board of Governors. Mr. Kerbs is also a member of the Board of the United Cerebral Palsy Research and Educational Foundation in the U.S. Mr. Kerbs was originally appointed to our board of directors by Teuza.

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

        Mr. Dan Falk was elected as the Company’s external director in accordance with the provisions of the Israeli Companies Law in 2005. Mr. Falk is a business consultant to public and private companies. During 1999 to 2000 Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV. Prior to that, Mr. Falk served as Executive Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk serves as a member of various companies’ boards of directors such as Orbotech Ltd., Nice Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., ClickSoftware Technologies, Ltd., Jacada Ltd., (all of which are companies publicly traded in the United States). Mr. Falk also serves as the chairman of the board of directors of Orad Hi-tech Systems Ltd. and as a board member of Dmatek Ltd., AVT Ltd., Amiad Filtration Systems Ltd. (all of which are companies publicly traded in Europe) and Plastopil Ltd. (traded in TASE). Mr. Falk’s son-in-law is a junior partner at Gross, Kleinhendler, Hodak, Berkman & Co., our outside counsel.

        Ms. Naama Zeldis was elected as the Company’s external director in accordance with the provisions of the Israeli Companies Law in 2006. Ms. Zeldis has been serving as Chief Financial Officer of Netafim Ltd. since December 2005. Prior to that, she served as Chief Financial Officer of EDS Israel, Radguard, and Director of Finance of RAD Data Communications. Ms. Zeldis has been serving as a member of the board of directors and of the audit committee of Metalink since Dec. 2006. Metalink is traded both on Nasdaq and on the Tel Aviv Stock Exchange. Ms. Zeldis holds a B.A. in Economics and an M.A. in Business Administration, majoring in Financing, from the Hebrew University of Jerusalem and a B.A. in Accounting from Tel-Aviv University.

        Mr. Nicolas Bright has served as a director of Nova since August 2007. Mr. Bright is Executive Vice President of Products at Lam Research Corporation, focusing on new business opportunities and markets. Mr. Bright joined Lam in 1998 and successfully led Lam’s 2300 ® businesses from research and development to market positioning and penetration. He has held various management positions within Lam, including Executive Vice President of Global Products and Regional Operations, Vice President of Technology and Engineering, and Senior Vice President and General Manager of Products. Prior to joining Lam, Mr. Bright spent 16 years at Applied Materials, Inc., where he held a variety of management positions in engineering and technology groups within etch, ion implant, and automation. Before joining Applied Materials, Mr. Bright held management positions at General Electric Co. in the United Kingdom and ABB in Sweden. Mr. Bright holds B.Sc. and M.Sc. degrees in electrical and electronics engineering from Brunel University in England.

        Mr. Avi Cohen was elected to serve as a director of Nova by its board of directors on February 18, 2008. Mr. Cohen serves as Chief Operating Officer and Deputy to the CEO at ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide.  Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor.  From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S.  During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group.  From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division.  Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel.  Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

        Mr. Gabi Seligsohn has served as the President and Chief Executive Officer since August 2006. Having joined Nova in 1998, Mr. Seligsohn has served in several key positions in the company including as the Executive Vice President, Global Business Management Group from August 2005 to August 2006. From August 2002 until August 2005 he was President of Nova’s U.S. Subsidiary, Nova Inc. Prior to that he was Vice President Strategic Business Development at Nova Inc. where he established Nova’s OEM group managing the Applied Materials and Lam Research accounts between the year 2000 to 2002. From 1998 to 2000 he served as Global Strategic Account Manager for the Company’s five leading customers. Mr. Seligsohn joined Nova after two years service as Sales Manager for key financial accounts at Digital Equipment Corporation. Mr. Seligsohn holds an LL.B. from the University of Reading, Reading, England.

        Mr. Dror David has served as the Chief Financial Officer since November 2005. Mr. David joined Nova in April 1998, as the Company’s Controller, and since than served in various financial and operational positions, including the position of Vice President of Resources, in which he was responsible for the finance, operations, information systems and human resources functions of the company. Mr. David was also a leading member in the company’s initial public offering in Nasdaq in 2000 and the Company’s private placement in 2007. Prior to joining Nova, Mr. David spent five years in public accounting with Delloitte Touch in Tel Aviv, specializing in industrial high-tech companies. Mr. David is a Certified Public Accountant in Israel, holds a B.A. in Accounting and Economics from Bar Ilan University, and an M.B.A. from Derby University of Britain.

        Mr. Avi Magid has served as Executive Vice President Global Business Management since November 2006. From 2001 to 2006, Mr. Magid served as Managing Director and Vice President at Kulicke & Soffa, a leading supplier of semiconductor assembly equipment. From 2000 to 2001, Mr. Magid served as Deputy Managing Director for Business Development at K&S Micro Swiss LTD. Prior to that, Mr. Magid served as Managing Director and Deputy Managing Director for Sales & Marketing at Semitec, Santa Clara, CA. Mr. Magid holds a B.A. in Industrial Engineering from Polytechnic University-Pomona, Pomona, California.

        Dr. David Scheiner has served as Chief Technology Officer since September 2006. Dr. Scheiner joined Nova in 1996 and initially served in several positions including Applications Group Manager and Physics Group Manager. From 2000 to 2005 he served as R&D Manager. Dr. Scheiner holds a B.Sc. and M.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology, Haifa, Israel and a Ph.D. in Physics from the Weizmann Institute of Science, Rehovot, Israel.

        Mr. Avron Ger has served as Vice President Thin Film Business Unit since September 2006. Mr. Ger joined Nova in 1996 and held service management positions as well as key product management and marketing positions. Mr. Ger holds a B.Sc in Electronics from the Technion – Israel Institute of Technology, Haifa, Israel.

        Mr. Gabi Sharon is serving as Vice President of Operations since September 2006. Having joined Nova in 1995, Mr. Sharon served in several key positions in the company including as Global Customer Support Manager from September 1995 to September 2004. From September 2004 until September 2006 Mr. Sharon managed the Product Development Division, and spearheaded the NovaScan 3090 product line and its successful market launch. For a period of 2 years, from 2004 to 2006, he also served as the Product Marketing Manager and led the initial penetration of the Copper CMP market.  Prior to joining Nova Mr. Sharon served as Project Manager in ECI Israel. Mr. Sharon holds B.Sc. in Computer Science from Northeastern University, Boston, Massachusetts, and a M.Sc. in Technology Management from Polytechnic University, New York.

Voting Agreement

        We are not aware of any voting agreement currently in effect.

Compensation

        The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2007 was approximately $1.4 million including approximately $0.4 million, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

        The total amount paid or payable to the directors, including external directors, for 2007 was $1.0 million. This sum includes $0.7 million paid to two of our directors who were employed by the company during 2007, of which $0.5 million will be paid during 2008, according to the termination provisions of their employment agreements. As of February 29, 2008, 1,854,965 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 15 persons), of which 1,072,951 options are currently exercisable or exercisable within 60 days of February 29, 2008. See “Share Ownership” Section.

Board of Directors’ Committees

        The Company’s Board of Directors has appointed the following committees:

        The Audit Committee is comprised of Dan Falk, Naama Zeldis, Alon Dumanis and Avi Cohen. The functions of the audit committee according to Israeli Law are to locate and monitor deficiencies in the management of the Company, including in consultation with the independent auditors and the internal auditor, and to advise the board of directors on how to correct such deficiencies. The audit committee is also responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. Furthermore, the audit committee is also responsible for approving related party transactions. In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Deloitte & Touche and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by the board of directors.

        The Compensation Committee is comprised of Avi Cohen, Dan Falk and Micha Brunstein. The function of the compensation committee is described in the approved charter of the committee, and includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s directors and executives and the overall compensation programs. The primary objective of the committee is to develop and implement compensation policies and plans that are appropriate for the Company in light of all relevant circumstances and which provide incentives that further the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing enduring shareholder value.

        The Investment Committee is comprised of Naama Zeldis, Avi Kerbs, and Giora Dishon. The function of the investment committee is described in the approved charter of the committee, and includes evaluation of the Company’s financial strategies and policies.

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

        The Strategic Committee is comprised of Alon Dumanis, Micha Brunstein, Avi Kerbs, Giora Dishon, Moshe Finarov, Nicolas Bright, Avi Cohen and Gabi Seligsohn. The function of the strategic committee is described in the approved charter of the committee, and includes assisting the board in fulfilling its responsibilities for overseeing and facilitating the development and implementation of the company’s long-term and short-term strategic planning.

        All committees are acting according to written charters that were approved by our board of directors.

Employees

        Set forth below is a chart showing the number of people we employed at the times indicated.

	as of December 31,
	2005	2006	2007

Total Personnel	239	280	288

Located in Israel	156	168	181
Located abroad	83	112	107

In operations	33	60	71
In research and development	84	83	76
In global business	98	116	117
In general and administration	24	21	24

        As of December 31, 2007, we employed a total of 275 persons worldwide, not including 13 independent contractors and temporary employees, of which 76 were in research and development, 71 were in operations, 117 were in global business and 24 were in general and administration. As of December 31, 2007, 181 of our employees were based in Israel and 107 were located abroad.

        We were a member of the Industrialists Association in Israel, an employer’s union until December 31, 2006. As a result of this membership, a number of collective bargaining agreements apply to us. These agreements principally deal with cost of living wage increases, paid vacation and holidays, length of the workday, wage tariffs, termination and severance payments. As of December 31, 2007, to the best of our knowledge, we have been providing our employees with benefits and working conditions that are at least as favorable as those found in the collective bargaining agreements.

        Israeli labor laws and regulations apply to all employees employed by Nova Measuring Instruments Ltd. The laws are principally concerned with matters such as paid vacation, paid sick days, length of workday, payment for overtime and severance payments upon the retirement or death of an employee or termination of employment.

Share Ownership

        Giora Dishon, former President and Chief Executive Officer, current director and co-founder, and Moshe Finarov, former Vice President, Director of Technology, current director and co-founder, beneficially owned 618,042 (including 61,100 shares held by a trustee pursuant to Israeli tax laws) and 646,941 ordinary shares of the Company, respectively, as of February 29, 2008. All other directors and executive officers each beneficially owned less than 1% of the Company’s shares. In addition, the following table sets forth information regarding options held by our directors and officers currently exercisable or exercisable within 60 days as of February 29, 2008.

Name	Ordinary Shares Underlying Options	Expiration Dates	Exercise Prices ($/share)

Giora Dishon	289,023	2008-2014	2.06-5.15
Moshe Finarov	253,219	2008-2014	2.06-5.15
15 directors and officers as a group	1,072,951	2008-2014	1.13-5.15

        We currently have six active share option plans. As of December 31, 2007, options to acquire 4,907,061 ordinary shares had been issued under these plans, of which 561,616 options to acquire shares have been exercised, 1,435,077 have been cancelled and 1,822,861 were exercisable. The active share option plans are described below:

        Option Plan 5 – As of December 31, 2007, options to purchase 972,161 ordinary shares at an exercise prices which range from $1.13 to $2.46, the fair market value of Nova’s stock on the date of grant were granted; 222,995 options were exercised, 295,877 options were exercisable and 453,289 options had been cancelled;

        Option Plan 6 – As of December 31, 2007, options to purchase 960,000 ordinary shares at an exercise price of $2.06, the fair market value of Nova’s stock on the date of grant were granted; 294,512 options were exercised, 415,700 options were exercisable and 249,788 options had been cancelled. On September 29, 2005, our shareholders have approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

        Options to purchase an aggregate of 75,000 ordinary shares at an exercise price of $3.69 per share granted to the members of our board of directors, other than our external directors; as of December 31, 2007, 20,000 options were exercised, 25,000 options were exercisable and 30,000 options had been cancelled;

        Option Plan 7A – As of December 31, 2007, options to purchase 600,000 ordinary shares at exercise prices of $4.01 and $5.15, the fair market value of Nova’s stock on the date of grant, were granted; 335,100 were exercisable and 264,900 options had been cancelled. On September 29, 2005, our shareholders have approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

        Option Plan 7B – As of December 31, 2007, options to purchase 650,000 shares at an exercise price of $3.40, the fair market value of Nova’s stock on the date of grant, were granted; 372,425 were exercisable and 277,575 had been cancelled. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

        Option Plan 7C – As of December 31, 2007, options to purchase 153,000 ordinary shares at an exercise price of $2.20, the fair market value of Nova’s stock on the date of grant, were granted; 3,548 options were exercised, 80,958 options were exercisable, 5,452 options had been cancelled and 63,042 were unvested. We do not intend to grant any further options or shares under this plan;

        Option Plan 8 – As of December 31, 2007 options to purchase 1,496,900 ordinary shares at an exercise prices which range from $1.79 to $2.87 the fair market value of Nova’s stock based on the date of grant were granted. As of December 31, 2007, 20,561 options were exercised, 297,801 options were exercisable, 154,073 options had been cancelled and 1,024,465 were unvested. We do not intend to grant any further options or shares under this plan; and

        2007 Incentive Plan – The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2008, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2007, no options were granted under this plan. On February 18, 2008 options to purchase 22,000 ordinary shares were granted to our employees under this plan at an exercise price of $2.54.

        On December 20, 2006, the board of directors resolved to amend the Company’s incentive plans to clarify that the blackout period pursuant to the Company’s blackout policy shall be excluded from the 30-day exercise period allowed under the various incentive plans following the termination of employment.

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

        The following table summarizes information about share options outstanding as of December 31, 2007:

Outstanding as of December 31, 2007				Exercisable as of December 31, 2007
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

1.13-1.95	632,221	5.3	1.83	247,036	1.80
2.06	415,700	2.1	2.06	415,700	2.06
2.17-3.69	1,527,347	2.2	2.81	825,025	2.90
4.01	185,100	3.4	4.01	185,100	4.01
5.15	150,000	3.2	5.15	150,000	5.15

	2,910,368			1,822,861

        On August 8, 2006, pursuant to the Amended and Restated Asset Purchase Agreement with HyperNex and its stockholders, we issued 1,208,000 ordinary shares to HyperNex, which were distributed by HyperNex to its stockholders and 392,000 restricted shares were allocated to managers and employees of HyperNex. Ordinary shares issued to HyperNex managers will vest over a thirty (30) month period as follows: (i) a third of the these shares vested on November 8, 2006, which is three (3) months after grant date; (ii) a third of these shares vested on November 8, 2007, which is fifteen (15) months after grant date; and (iii) a third of these shares will vest on February 8, 2009, which is thirty (30) months after grant date. The ordinary shares issued to employees of HyperNex will vest over a three (3) year period with a third of such shares vesting on each anniversary as of the grant date. The Amended and Restated Asset Purchase Agreement, also provides the recipients of our ordinary shares with certain limited piggy-back registration rights. These piggy-back registration rights are subject to certain customary carve-outs and limitations as well as other limitations set forth in the Amended and Restated Asset Purchase Agreement.

Item 7.	Major Shareholder and Related Party Transactions

Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 29, 2008 for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

        Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “Commission”) and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying warrants that are currently exercisable. Ordinary shares subject to these warants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 19,371,234 ordinary shares outstanding as of February 29, 2008, which excludes 2,229 ordinary shares held by us as “dormant shares” without voting or equity rights.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

Clal Electronics Industries Ltd.(1)	5,010,434	24.75%
Austin W. Marxe & David Greenhouse(2)	2,367,837	12.22%
Teuza - A Fairchild Technology Venture Ltd.(3)	1,453,407	7.50%
Teuza Management & Development (1991) Ltd.(3)	1,453,407	7.50%
Tamir Fishman Ventures II, L.L.C.(4)	1,175,600	6.07%
Shai Saul(4)	1,175,600	6.07%
Michael Elias(4)	1,182,850	6.11%
Tamir Fishman & Co. Ltd.(4)	1,180,700	6.10%
Eldad Tamir(4)	1,180,700	6.10%
Danny Fishman(4)	1,180,700	6.10%
Rima Managenent, LLC(5)	1,640,473	8.22%
Richard Mashaal(5)	1,640,473	8.22%

(1)	The information is based upon Amendment No. 3 to Schedule 13D filed with the Commission by, among others, Clal Electronics Industries Ltd., or “CEI”, on December 11, 2007 and information that was provided by Clal. The principal parent companies of the IDB Group are IDB Holding Corporation Ltd., or “IDBH”, and its majority-owned subsidiary, IDBD Corporation Ltd., or “IDBD”. Clal Industries and Investments Ltd., or “Clal” and CEI (a wholly owned subsidiary of Clal) are majority-owned subsidiaries of IDBD. IDBH is controlled as follows:

—	Ganden Holdings Ltd., or “Ganden”, which is a private Israeli company controlled by Nochi Dankner (who is also the chairman of IDBH, IDBD and Clal) and his sister Shelly Bergman, holds, as of September 6, 2007, directly and through a wholly-owned subsidiary, approximately 50% of the outstanding shares of IDBH (of which, approximately 12.31% of the outstanding shares of IDBH are held directly and approximately 37.7% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd. , or “Ganden Investment”, a private Israeli company, which is an indirect wholly owned subsidiary of Ganden). In addition, Shelly Bergman holds, through a wholly owned company, approximately 4.2% of the outstanding shares of IDBH;

—	Avraham Livnat Ltd., or “Livnat”, which is a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, Deputy Chairman of IDBD, co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD and Clal) holds, directly and through a wholly-owned subsidiary, approximately 11.7% of the outstanding shares of IDBH (of which, approximately 1.35% are held directly and approximately 10.37% of the outstanding shares of IDBH are held through Avraham Livnat Investments (2002) Ltd., or “Livnat Investment”, a private Israeli company, which is a wholly owned subsidiary of Livnat); and

—	Manor Holdings BA Ltd., or “Manor”, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is deputy chairman of IDBH and a director of IDBD and Clal, and whose son, Dori Manor, is a director of IDBH, IDBD and Clal) holds, directly and through a majority-owned subsidiary, approximately 11.7% of the outstanding shares of IDBH (of which, approximately 1.3% are held directly and approximately 10.4% of the outstanding shares of IDBH are held through Manor Investments – IDB Ltd. , or “Manor Investments”, a private Israeli company which is controlled by Manor). Manor also holds directly approximately 0.3% of the outstanding shares of IDB Development.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a single group of shareholders. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Based on the foregoing, IDBH (by reason of its control of IDBD and by reason of IDBD’s control of Clal and CEI), Ganden, Livnat and Manor (by reason of their control of IDBH), Mr. Nochi Dankner, Ms. Shelly Bergman, Mr. Avraham Livnat and Ms. Ruth Manor (by reason of their control of Ganden, Livnat and Manor, respectively) may be deemed to share with CEI the power to vote and dispose of our shares held by CEI. The address of CEI. is: 3 Azrieli Center, Tel Aviv 67021, Israel.

Including 872,092 ordinary shares currently issuable upon the exercise of warrants.

(2)	The information is based upon Amendment No. 4 to Schedule 13G filed with the Commission by Messrs. Marxe and Greenhouse on February 15, 2006. Includes 536,778 shares held by Special Situations Cayman Fund, L.P., 77,631 shares held by Special Situations Technology Fund, L.P., 397,869 shares held by Special Situations Technology Fund II, L.P., 109,246 shares held by Special Situations Fund III, L.P. and 1,246,313 shares held by Special Situations Fund III, QP, L.P.

(3)	The information was provided by Avi Kerbs, President and Chief Executive Officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd.

(4)	The information is based upon Amendment No. 2 to Schedule 13G filed with the Commission by, among others, Tamir Fishman Ventures II, LLC (“TFV”), on March 30, 2005: (i) five limited partnerships and a corporation directly beneficially own, in the aggregate, 1,175,600 shares; (ii) TFV beneficially owns 1,175,600 shares as the sole general partner of the five limited partnerships and by virtue of its management rights with respect to the corporation; (c) Shai Saul, is one of the managing members of TFV; (d) Michael Elias is one of the managing members of TFV and reports having sole voting and dispositive power over an additional 7,250 shares; (e) Tamir Fishman & Co. Ltd is one of the managing members of TFV and reports directly owning 5,100 additional shares; (f) Eldad Tamir and Danny Fishman are each Co-President and Co-CEO of Tamir Fishman & Co. Ltd. The total number of shares beneficially owned collectively by this group is 1,182,850.

(5)	The information is based upon Amendment No. 1 to Schedule 13G filed with the Commission by Rima Management, LLC and Richard Mashaal on February 14, 2008 and information that was provided by Rima Management. Based upon such Amendment No. 1, the reporting persons disclaim beneficial ownership in the shares reported therein except to the extent of their pecuniary interest therein. Includes 581,393 ordinary shares issuable upon exercise of warrants currently exercisable.

All the shareholders of the company have the same voting rights.

        As of December 31, 2007, our ordinary shares were held by 67 record holders. Based on the information provided to us by our transfer agent, As of December 31, 2007, 55 record holders were U.S. holders and held approximately 15% of outstanding ordinary shares.

Control of Registrant

        To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than ten percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

Related Party Transactions

        In 2002, we obtained directors and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $5,000,000. This coverage was renewed in 2003, 2004 and 2005. In 2007, we obtained directors and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $7,500,000. This directors and officers’ liability insurance was presented and approved and ratified at the 2007 Annual General Meeting pursuant to requirements of the Companies Law. Furthermore, at the 2007 Annual General Meeting of Shareholders, the Company’s shareholders authorized the Company to renew the directors and officers’ liability insurance policies, provided, that the aggregate annual premium to be paid by the Company will not exceed 2% of the aggregate coverage of the directors and officers’ insurance policies and the aggregate coverage of the directors and officers’ insurance policies will not exceed the greater of $10 million or 20% of the Company’s shareholder equity. The insurer, the aggregate coverage amount under the directors and officers’ insurance policies and the annual premium to be paid for such coverage shall be determined prior to each renewal by the audit Committee and the board of directors, which shall determine that the amounts are reasonable under the circumstances, taking into considerations market conditions. This resolution shall be valid until the termination of, and shall cover the purchase of, the directors and officers’ insurance policies that are to be purchased by the Company prior to the annual general meeting of the Company’s shareholders to be held in 2010. In addition, we undertook to indemnify our officers and directors. Following the 2005 amendment to the Companies Law, on August 31, 2006, the shareholders at the Annual General Meeting approved an amended letter of indemnification to be given to our directors and officers. The aggregate indemnification amount that the Company will pay to all its officers and directors pursuant to these letters of indemnification shall not exceed $10,000,000 or 30% of the Company’s shareholders equity, according to the most recent consolidated financial statement prior to the date of indemnification payment, the higher of the two. Prior to that, we undertook to indemnify our officers and directors up to an aggregate amount of $15,000,000.

        The Company’s undertakings under the indemnification letter are subject to its undertaking made under its registration statement filed with the Commission according to which it shall not be bound to indemnify and exculpate its directors and officers if a court of competent jurisdiction determines that such indemnification is not lawful.

        For information relating to option granted to officers and directors, see “Share Ownership” starting on page 38.

        Until June 2007 Dr. Giora Dishon and Dr. Moshe Finarov, our directors and co-founders, served as advisors to our Chief Executive Officer pursuant to employment agreements that were in effect as of July 1, 2006. Pursuant to his employment agreement, Dr. Dishon was paid a gross monthly salary of $15,000 payable in NIS and was granted options to purchase up to 100,000 ordinary shares under our Stock Option Plan No. 8. Pursuant to the employment agreement with Dr. Finarov, Dr. Finarov was paid a gross monthly salary of $14,000 payable in NIS and was granted options to purchase up to 100,000 ordinary shares under our Stock Option Plan No. 8. The employment agreements contain a change of control provision pursuant to which the vesting of the 100,000 options shall be accelerated in certain circumstances. In June 2007, the company terminated the employment agreements with Dr. Giora Dishon and Dr. Moshe Finarov, pursuant to the termination provisions of such employment agreements.

        On August 31, 2006 our shareholders approved an agreement with Dr. Micha Brunstein, our Chairman of the Board of Directors. The term of engagement commenced as of June 19, 2006 and continues for an unlimited period, unless terminated in certain circumstances as stated in the agreement. Pursuant to the agreement, Dr. Brunstein is being paid a gross annual fee of $110,000 payable monthly in NIS and was granted options to purchase up to 150,000 ordinary shares under our Stock Option Plan No. 8. The employment agreement contains a change of control provision pursuant to which the vesting of the 150,000 options shall be accelerated in certain circumstances.

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

        On October 25, 2007, our shareholders approved a new compensation arrangement for the Company’s directors (excluding the external directors, the Chairman of the Board of Directors and, unless approved otherwise, any other director who is also an employee of the Company), pursuant to which the director compensation package shall include the following items: (1) An annual payment of $12,000 (in an equivalent amount in NIS), however, not more than the annual payment allowed under the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000, or the Regulations, in the case of dually listed companies; (2) the following payments (but in each case not more than the applicable payment allowed under the Regulations in the case of dually listed companies): (i) for each meeting that the director attends in person, an amount of $600 (in an equivalent amount in NIS); (ii) for each execution of a written consent in lieu of a meeting, an amount of $300 (in an equivalent amount in NIS); and (iii) for each meeting that the director attends by teleconference, an amount of $360 (in an equivalent amount in NIS); and (3) an annual grant of options to purchase up to 10,000 ordinary shares of the Company to be granted to each director on the date of each annual general meeting at which such director is elected or reelected. The exercise price of the options shall be determined pursuant to the Company’s Equity Based Compensation Policy.

        On October 25, 2007, our shareholders approved the following consulting arrangement with Mr. Nicolas Bright, a director of the Company, effective as of August 1, 2007. Mr. Bright has agreed to dedicate to his duties as a consultant of the Company not more than five days a month. The engagement as a consultant is “at will” and may be terminated at any time. Pursuant to the consulting arrangement with him, Mr. Bright is entitled as of August 1, 2007 to a fee of $1,000 per working day but in any case not more than $60,000 during any period of twelve consecutive months. The consulting fee payable to Mr. Bright is in addition to the fee payable to him as a director of the Company. Additionally, Mr. Bright was granted an option to purchase 40,000 ordinary shares of the Company at an exercise price equal to the closing price of the Company’s ordinary shares on Nasdaq on the date of the meeting. The option is subject to the provisions of the applicable incentive plan and the Company’s Equity Based Compensation Policy. In addition, the Company undertook, subject to the approval of the Company’s Chief Executive Officer or Chairman of the Board of Directors, to reimburse Mr. Bright for all reasonable out-of-pocket expenses incurred by him in connection with his participation in meetings of the board of directors and its committees and the services provided by him.

        On October 25, 2007 our shareholders approved to accelerate the options received by Mr. Joseph Ciechanover that were not vested at the date of his resignation from the board of directors and to extend the period in which Mr. Ciechanover may exercise the accelerated options to 180 days from the date of resignation.

Item 8.	Financial Information

Consolidated Financial Statements

        See “Financial Statements” on page 62 of this report and pages F-1 through F-23.

Significant Changes

        None.

Legal Proceedings

        From time to time, we are a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings, apart from those mentioned below.

        In March 2005, we filed a civil action in the United States District Court for the Northern District of California against Nanometrics Inc. seeking to enforce our U.S. Patent No. 6,752,689 and in April 2006 Nanometrics filed a civil action in the United States District Court for the Northern District of California against us and our wholly-owned subsidiary, Nova Inc. seeking to enforce their U.S. Patent No. Re:34,783. Nova had filed a request for re-examination of the Nanometrics’ patent with the PTO. This request for re-examination was accepted by the PTO for review in December 2006. Nova filed with the court a motion for a stay in the patent litigation case pending completion of the re-examination process of the patent in the lawsuit by the PTO. After reading and considering the arguments presented by the parties, the Court granted Nova’s motion to stay. In October 2006, Nanometrics filed a lawsuit with the District Court of Northern California alleging that Nova infringes U.S. Patent Numbers 5,867,276, and 7,115,858 B1. In April 2007, we reached a settlement with Nanometrics regarding all three patent suits between the companies. We agreed to dismiss, without prejudice, all pending patent litigation between the two parties, and have further agreed not to file patent suits against the other party and/or any supplier or customer of the other party for patent infringement based on offers to sell, actual sales, manufacturing, purchase or use of any equipment of the other party for a period of one year. The settlement, which received court approval, terminated the three lawsuits pending in the U.S. District Court for the Northern District of California. No permanent settlement has been reached in these suits. Should the disputes be reopened, even if we are ultimately successful, it could result in substantial costs and diversion of time and effort by our management. This in and of itself could have a negative impact on us. For additional information regarding this litigation, see “Intellectual Property” starting on page 19.

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

Nasdaq Global Market

		Price per share (US$)
		High	Low

Yearly highs and lows
2003		7.19	1.42
2004		8.21	3.00
2005		3.84	2.00
2006		2.72	1.72
2007		3.02	2.30

Quarterly highs and lows

2006
	Second quarter	2.40	1.72
	Third quarter	2.06	1.82
	Fourth quarter	2.72	1.86
2007
	First quarter	3.02	2.42
	Second quarter	2.99	2.56
	Third quarter	2.86	2.36
	Fourth quarter	2.87	2.30
2008
	First quarter (until March 24, 2008)	2.55	1.89

Monthly highs and lows

September 2007		2.75	2.45
October 2007		2.87	2.71
November 2007		2.84	2.30
December 2007		2.60	2.30
January 2008		2.55	2.37
February 2008		2.55	2.36

Tel Aviv Stock Exchange*

		Price per share (NIS)
		High	Low

Yearly highs and lows
2005		14.08	9.56
2006		12.79	8.08
2007		12.74	8.70

Quarterly highs and lows

2006
	Second quarter	11.31	8.17
	Third quarter	9.36	8.08
	Fourth quarter	11.37	8.20
2007
	First quarter	12.74	10.40
	Second quarter	12.74	11.21
	Third quarter	12.36	10.10
	Fourth quarter	12.23	8.70
2008
	First quarter (until March 24, 2008)	9.75	6.70

Monthly highs and lows

September 2007		11.26	10.43
October 2007		12.23	11.26
November 2007		11.69	9.00
December 2007		10.16	8.70
January 2008		9.75	8.35
February 2008		8.80	8.64

*During the years 2003 and 2004 there has been no market activity at the TASE

Item 10.	Additional Information

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

        The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Approving an extraordinary transaction with a controlling shareholder requires the approval of the company’s audit committee, the board of directors and the company’s shareholders. Approval by the company’s shareholder must be by the affirmative vote of a majority of the shares attending in person or by proxy and, in addition, at least one third of the holders of shares who do not have a personal interest in approving the transaction attending in person or represented by proxy must vote in favor of the proposal, or the aggregate number of shares voted against the proposal must not exceed one per cent (1%) of a company’s voting rights.

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

        Changes of Rights of Holders of the Ordinary Shares. The rights attached to the ordinary shares may be changed, converted, expanded or altered in any other way by the shareholders with the affirmative vote of the holders of at least 75% of the ordinary shares.

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

        Board of Directors. Our articles of association provide that directors may be elected either at our annual general meeting or an extraordinary meeting of shareholders by a vote of the holders of at least 50% of the total number of votes represented at such meeting. In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors shall not exceed the maximum number of directors permitted by our articles of association. Each of our directors holds office until the next annual general meeting of shareholders. However, in accordance with the Companies Law, our external directors serve for three years, which may be renewed for additional three year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our company. The Companies Law requires that the offices of the Chief Executive Officer and the Chairman of the Board of Directors be held by different persons. However, the Companies Law further provides that those positions may be held by the same person for a period not exceeding three years if approved by a majority of the company’s shareholder, including at least two thirds of the voting shareholders present (shares held by abstaining shareholders are not considered) which are not controlling shareholders or the aggregate number of shares voting against the proposal shall not exceed 1% of company voting shareholders.

        The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or an extraordinary meeting of our shareholders in a number and manner stipulated by law, namely, for a term of three years which may be renewed for additional three year terms and requires the affirmative vote of a majority of the shares and in addition either that (i) at least one third (33.33%) of the holders of shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal has not exceeded 1% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position (such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed.

        According to an amendment made to the Companies Law, an external director is qualified for nomination as an external director, only if he/she has either professional qualifications or accounting and financial expertise. The amendment also provides that at least one of the external directors must have accounting and financial expertise. At the time of nomination, an Israeli company shall be required to nominate an external director who has professional qualifications or accounting and financial expertise provided that at least one of the external directors to serve the company has accounting and financial expertise. However, a company whose shares are traded in certain exchanges outside of Israel, including the Nasdaq Global Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise as long as another independent director for audit committee purposes who has such expertise serves on the board of directors pursuant to the applicable foreign securities laws. In such case all external directors will have professional qualification.

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

        Acquisition of a Controlling Stake. According to the Company’s Law, an acquisition pursuant to which a purchaser shall hold a “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser shall hold 45% or more of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but only by way of a tender offer made to all of the company’s shareholders on a pro rata basis. Such offer needs to be approved by the company’s shareholders. A shareholder may be free to object to such an offer without such objection being deemed as a waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Shares purchased not in accordance with those provisions shall become “dormant shares” and shall not grant the purchaser any rights so long as they are held by the purchaser.

        Acquisition. The Companies Law requires an acquirer of a public company’s shares who wishes to acquire all of the company’s shares without the approval of its minority shareholders to acquire at least 95% of all outstanding shares. Even if the acquirer acquires 95% of the outstanding shares, the remaining minority shareholders may seek to block the acquisition in court.

        The Companies Law provides that corporate mergers require the approval of both companies’ boards of directors and shareholders. In the event, however that shares of the target company are held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company, the merger will not be approved if a majority of the shareholders of the target company attending and voting at the meeting at which the merger is considered (without taking into account, for that purpose, the shares held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company) object to and do not vote in favor of the merger. If a person holds 25% or more of any type of controlling means of more than one merging company, the same provisions shall apply with regard to the shareholders’ vote with respect to each such company. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the target company’s obligations. Furthermore, a merger may not close unless at least 30 days have passed from the time that the general meeting of each of the merging companies was held and at least 50 days have passed from the date on which the merger proposal was sent to the Israeli Registrar of Companies.

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

        A merger, the acquisition of a controlling stake or any transaction in which all or substantially all the assets of a company are de facto transferred to another company, may require the approval of the Israeli Commissioner of Restrictive Trade Practices, in the event that the aggregate annual sales volume in Israel of all the companies which are parties to such transaction, exceeds 150,000,000 NIS (approximately $42,000,000, an amount which is adjusted on an annual basis), and also if after the consummation of such transactions, the joint market, in Israel, or at any identified geographic part of Israel will be in excess of 50% with respect to such products and services.

        Home country corporate governance practices. During 2007, prior to the amendment by Nasdaq or its rules concerning distribution of annual reports, we relied on the Nasdaq’s Marketplace Rule 4350(a)(1) that permits foreign private issuers to follow home country corporate governance practices in lieu of certain Nasdaq requirements and published our annual report containing audited consolidated financial statements on our website and made such annual report available at the General Meeting of Shareholders. During 2008, we intend to follow the as amended Nasdaq Marketplace Rule and publish our annual report on our website .

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

Tax Reform

        During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers who are residents of Israel from a territorial basis to a worldwide basis. From such date, a taxpayer who is a resident of Israel will be taxed on income produced and derived both in and out of Israel. The main provisions of the tax reform that may affect the Company are as follows:

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

        Employee stock incentive plans. The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 48% in 2007 or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable. There are detailed provisions for implementing these tracks. For Option Plans 6 and 7, which were allocated after the implementation of the tax reform, the Company has used the trustee arrangement, with waiver of the tax expense for the company and employee payment of a reduced tax rate of 25%. As a result of the reform, the income tax authorities allowed the Company a change of tracks with regard to unvested options issued under option plans prior to the tax reform taking effect, subject to the optionees agreeing to certain restrictions.

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

General Corporate Tax Structure

        Income not eligible for “approved enterprise” benefits is taxed in 2007 at a regular corporate tax rate of 29%. The tax rate will be reduced in subsequent tax years as follows: in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on our financial statements. However, the effective rate of tax payable by a company which derives income from an “approved enterprise” may be considerably lower – see discussion below.

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

        Taxable income of a company derived from an approved enterprise is taxed at the maximum rate of 25%, rather than the usual rate of 29% (or less as described above), for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from the year of commencement of operations, as determined by the Investment Center, or 14 years from the year of approval, whichever is earlier.

        A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, the company’s undistributed income derived from an approved enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, subject to the 12 and 14-year limitations, and the company will be eligible for the tax benefits under the law for the remainder of the benefits period.

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

        Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

—	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

—	claiming expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel over a period of three years.

—	an election to file a consolidated tax return with related Israeli industrial companies that satisfy conditions set forth in the law; and

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

Special Provisions Relating to Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments) (the “Inflationary Adjustments Law”), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. The law is highly complex. The features of the law that are material to us can be described as follows:

—	A special tax adjustment for the preservation of equity whereby corporate assets are classified broadly into fixed, or inflation immune assets and non-fixed, or soft assets. Where a company’s equity exceeds the depreciated cost of its fixed assets, the company may take a deduction from taxable income, including tax-exempt income, that reflects the effect of multiplication of the annual rate of inflation on this excess, up to a ceiling of 70% of taxable income, including tax exempt income, in any single tax year, with the unused portion carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the annual rate of inflation is added to taxable income as business income.

—	Depreciation deductions on fixed assets and losses carried forward are generally adjusted for inflation based on the increase of the Israeli consumer price index.

—	Gains on traded securities, which are normally exempt from tax, are taxable in specified circumstances. However, the regular tax rules governing business income in Israel apply to dealers in securities.

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

        The Knesset has approved the cancellation (subject to transitional provisions) of the Income Tax Law (Inflationary Adjustments), 1985, commencing from tax year 2008.

Taxation of our Shareholders

Capital Gains Tax

        Capital gains tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

        The capital gains accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other person, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gains derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gains derived by corporations will be generally subject to tax at the rate of 25%. However, the real capital gains derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject upon December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (29% in 2007). The capital gains accrued at the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 48% in 2007) and the regular corporate tax rate for corporations (29% in 2007) will be applied to the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

        Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2007 – 29% tax rate for a corporation and a marginal tax rate of up to 48% for an individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty as long as it provides a reduced tax rate. Moreover, capital gains derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares at the stock exchange, (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gains are attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the shares may be exempt from Israeli capital gains tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gains tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gains from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

        Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gains at the rate of 25% in respect of a corporation and 20% in respect of an individual.

        Generally, within 30 days of a transaction a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, and an advanced payment amounting to the tax liability arising from the capital gains is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the advanced payment should not be paid if all tax due was withheld at source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder. Capital gains are also reportable on the annual income tax return.

Dividends

        A distribution of dividends from income attributed to an “approved enterprise” will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividends from income, which is not attributed to an “Approved Enterprise” to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

        Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an “approved enterprise” under the Israeli Law for the Encouragement of Capital Investments of 1959– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel-U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

U.S. Taxation

        The following describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares to a U.S. holder.

        For purposes of this discussion, a “U.S. holder” is:

—	a natural person who is a citizen or resident of the U.S.;

—	a corporation or another entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision of the U.S.;

—	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

—	a trust, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions.

        This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase, hold or dispose of the Company’s ordinary shares. This summary generally considers only U.S. holders that will own the ordinary shares as capital assets and does not consider the U.S. tax consequences to a person that is not a U.S. holder or the tax treatment of persons who hold the ordinary shares through a partnership or other pass-through entity. In addition, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not considered. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect today and all of which may change, possibly with a retroactive effect.

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

        A dividend paid by us in NIS will be included in the income of U.S. holders at the U.S. dollar value of the dividend, based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any subsequent gain or loss resulting from exchange rate fluctuations between the day the dividend was included in the income of U.S. holders and the day the NIS are converted into U.S. dollars or are otherwise disposed of, will be taxable as ordinary income, gain or loss from U.S. sources.

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

Passive Foreign Investment Companies

        In general, a foreign (e.g. non-U.S.) corporation will be a passive foreign investment company (a “PFIC”) for any taxable year if either (1) 75% or more of its gross income in the taxable year is passive income, or (2) 50% or more of the average value of its gross assets in the taxable year is held for the production of, or produces, passive income. For purpose of the income test, passive income includes dividends, interest, royalties, rents, annuities and net gains from the disposition of assets, which produce passive income. For purposes of the assets test, assets held for the production of passive income includes assets held for the production of, or that produce dividends, interest, royalties, rents, annuities, and other income included in the income test. The income test is conducted at the taxable year-end. The asset test is conducted on a quarterly basis and the quarterly results are then averaged together.

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

        Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2007. The determination of our status under the asset test is more difficult, because that test requires a quarterly determination of the fair market value of our passive and non-passive assets and there is no definitive method set forth in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets under the asset test. While there are no definitive rules, the legislative history of the U.S. Taxpayer Relief Act of 1997 indicates that for purposes of the PFIC assets test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.”

        For 2007, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to decrease, a determination of the value of our assets by reference to the market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2007. Nonetheless, there is a risk that we were a PFIC in 2007 or we will be a PFIC in 2008 or subsequent years because, as indicated above, there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test.

        Available Elections. If we will be treated as a PFIC for any taxable year, U.S. holders should consider whether or not to elect to treat us as a “qualified electing fund” or to elect to “mark-to-market” their ordinary shares. If a U.S. holder makes a qualified electing fund election (a “QEF election”) for all taxable years that the U.S. holder holds our ordinary shares and during which we are treated as a PFIC, the U.S. holder will be required for each taxable year to include in income a pro rata share of our undistributed ordinary earnings and net capital gain, if any, as ordinary income and long-term capital gains, respectively. In order to make (or maintain) a QEF election, the U.S. holder must annually complete and file IRS Form 8621. In addition, we must make certain information regarding our net capital gains and ordinary earnings available to the U.S. holder and permit our books and records to be examined to verify such information. Therefore, if you determine that we are a PFIC for any year and make a request to us in writing at the address on the cover of our latest Annual Report on Form 20-F, Attention Chief Financial Officer, for the information required to make a QEF election, we will promptly make the information available to you and comply with any other applicable requirements of the Code.

        A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If you make a QEF election and we cease to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although it will not be applicable during those tax years in which we do not qualify as a PFIC. Therefore, if we – after ceasing to qualify as a PFIC – again qualify as a PFIC in a subsequent tax year, the QEF election will be effective and you will again be subject to the rules described above for U.S. holders making QEF elections in such tax year and any subsequent tax years in which we qualify as a PFIC. A QEF election also remains in effect even after you dispose of all of your direct and indirect interest in our ordinary shares. As a result, if you subsequently acquire any of our ordinary shares or an interest in any of our ordinary shares, you will again be subject to the rules described above for U.S. holders making a QEF election for each tax year in which we qualify as a PFIC.

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

Documents on Display

        The documents referred to herein, including our memorandum and articles of association, can be obtained from the Company at its registered office at Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona 76100, Israel. In addition, the Company is subject to certain informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. In accordance therewith, the Company files reports with the Commission. Reports and other information provided to the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 100 Fifth Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the Commission at 1-800-SEC-0330. In addition, certain of the Company’s reports filed with the Commission are available on-line at www.sec.gov.

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

Impact of Currency Fluctuation

        Substantially all of our sales are made in U.S. dollars. Over 50% of our expenses in 2007 were in dollars or in NIS linked to the dollar. The remaining expenses were in currencies other than the U.S. dollar, and mainly NIS. The dollar cost of our operations in countries other than the U.S., is negatively influenced by any devaluation of the U.S. dollar against other currencies. During 2007, the value of the U.S. dollar devaluated against the NIS by 9%, against the EURO by 10.5%, and against the Yen by 5.8%. During the first 2 months of 2008, the U.S. dollar continued to devaluate by 5.9% against the NIS, by 2.4% against the EURO and by 4.9% against the Yen. This devaluation had a negative impact on our operating expenses outside the U.S. in 2007, and will also have negative impact on our expenses in 2008 should the U.S. dollar continue to devaluate against these currencies.

        As of December 31, 2007, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2007 and are expected to continue to be affected by such currency fluctuations in 2008.

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

        In 2007, the Company entered into currency-forward transactions (NIS/dollar, Euro/dollar, Yen/dollar) to insure (NIS/dollar, Euro/dollar, Yen/dollar) the rate in 2007. The total accumulated sum insured in the year was approximately $29 million with settlement dates through 2007 and 2008, and the results of these transactions did not have, as expected, any material effect on the operational results of the Company.

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

        We sold 3,000,000 ordinary shares for net proceeds of $49 million. As of December 31, 2007, approximately $21 million of the net proceeds had been used for working capital requirements and $9 million for capital expenditures.

Item 15T.	Evaluation of disclosure controls and procedures

         (a)       Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

        (b)        Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

–	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

–	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

–	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

        Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2007.

        This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

        This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Commission that permit us to provide only management’s report in this Annual report.

          (c)        There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

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

        You may review our code of conduct on our website, http://nova.co.il under “Corporate”.

Item 16C.	Principal Accountant Fees and Services

        During each of the last two fiscal years, Brightman Almagor & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Deloitte & Touche”) has acted as the our registered public accounting firm and independent auditors.

Audit Fees

        Deloitte & Touche billed the Company approximately $58,000 and $50,000 for audit services for fiscal 2007 and for 2006, respectively, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

Audit-Related Fees

        Deloitte & Touche did not bill for any audit-related services in 2007 or 2006, except as included under the caption “Audit Fees”.

Tax Fees

        Deloitte & Touche billed the Company approximately $35,000 and $4,000 for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal 2007 and 2006, respectively.

All Other Fees

        Other than Audit Fees and Tax Fees described above, Deloitte & Touche billed the Company approximately $11,000 for SEC compliance related services and services related to the Office of Chief Scientist and Investment Center, in each of the years 2007 and 2006.

Pre-Approval Policies for Non-Audit Services

        Prior to the engagement of Deloitte & Touche each year, the engagement is approved by the audit committee of the board of directors. The Company’s audit committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2007 and 2006, the Company’s audit committee approved all of the services provided by Deloitte & Touche.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

        The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliates Purchasers

        In 2007, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

PART III

Item 17.	Financial Statements

        Not applicable.

Item 18.	Financial Statements

        See pages F-1 through F-23.

Item 19.	Exhibits

        See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
NOVA MEASURING INSTRUMENTS LTD.

We have audited the consolidated balance sheets of Nova Measuring Instruments Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and their consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants (Israel)
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 19, 2008

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,
	2007	2006

CURRENT ASSETS
Cash and cash equivalents	$15,324	$4,176
Short-term interest-bearing bank deposits	-	466
Short-term investments	-	2,400
Held to maturity securities	2,251	3,265
Trade accounts receivable , net of allowance for doubtful accounts of $0 and $14,
respectively	9,146	10,252
Inventories (Note 4)	8,524	8,968
Other current assets	1,703	1,917

	36,948	31,444

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,245	3,172
Long-term investments	1,562	-
Held to maturity securities	1,489	1,704
Other long-term assets	169	222
Severance pay funds (Note 8)	2,488	2,249

	7,953	7,347

FIXED ASSETS, NET (Note 5)	3,484	2,601

INTANGIBLE ASSETS, NET (Note 6)	-	3,027

Total assets	$48,385	$44,419

CURRENT LIABILITIES
Trade accounts payable	$7,482	$6,424
Deferred revenues	1,496	3,048
Other current liabilities (Note 7)	7,310	6,099

	16,288	15,571

LONG-TERM LIABILITIES
Liability for employee severance pay (Note 8)	3,561	3,224
Deferred revenue	901	979
Other long-term liability	51	70

	4,513	4,273

COMMITMENTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS' EQUITY (Note 10)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, issued and outstanding 19,369,418
and 17,104,523 shares, respectively	55	50
Additional paid-in capital	83,401	76,685
Accumulated other comprehensive income (loss)	199	(6)
Accumulated deficit	(56,071)	(52,154)

Total shareholders' equity	27,584	24,575

Total liabilities and shareholders' equity	$48,385	$44,419

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except loss per share data)

	Year ended December 31,
	2007	2006	2005

REVENUES:
Product sales	$45,604	$38,258	$21,985
Services	11,707	10,034	8,157
IP Licensing	766	-	-

	58,077	48,292	30,142

COST OF REVENUES:
Product sales	22,251	18,728	11,413

Inventory write-off related to Hypernex assets and liabilities acquisition
(Note 3)	303	-	-
Services	10,697	9,015	7,893

	33,251	27,743	19,306

GROSS PROFIT	24,826	20,549	10,836

OPERATING EXPENSES:

Research and development, net of participation
by the Office of Chief Scientist of $2,447, $1,862 and $1,896,
respectively (Note 9a)	9,143	9,166	9,301
Sales and marketing	10,175	8,754	6,950

General and administrative	4,830	5,136	3,626
Impairment loss on intangibles and equipment related to Hypernex assets and
liabilities acquisition (Note 3)	3,831	-	-

	27,979	23,056	19,877

OPERATING LOSS	(3,153)	(2,507)	(9,041)

INTEREST INCOME, NET	602	573	627
LOSS FROM IMPAIRMENT OF SHORT TERM INVESTMENTS	(1,366)	-	-

NET LOSS FOR THE YEAR	$(3,917)	$(1,934)	$(8,414)

LOSS PER SHARE:

Basic and diluted loss per share	$(0.21)	$(0.12)	$(0.55)

Shares used in calculation of basic and diluted loss per share	18,606	15,976	15,437

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Ordinary Shares		Additional Paid-in Capital	Deferred stock-based compensation	Accumulated other Comprehensive Income (loss)	Accumulated Deficit	Total Comprehensive Income (loss)	Total Shareholders' Equity (loss)
	Number	Amount

Balance as of January 1, 2005	15,308	$46	$73,333	$-	$8	$(41,806)		$31,581
Shares issued under employee share-based plans	42	(*) -	275					275
Equity-based compensation	107		28	(28)				-
Amortization of deferred equity- based compensation				28				28
Change in fair market value of hedging derivatives					(26)		$26	(26)
Net loss for the year						(8,414)	(8,414)	(8,414)

Total comprehensive loss							$(8,440)	(8,440)

Balance as of December 31, 2005	15,457	$46	$73,636	$-	$(18)	$(50,220)		$23,444
Employee share-based plans		(*) -	83					83
Restricted shares issued to employees	392	1	346					347
Equity-based compensation	45		315					315
Shares issued in acquisition	1,211	3	2,305					2,308
Change in fair market value of hedging derivatives					12		$12	12
Net loss for the year						(1,934)	(1,934)	(1,934)

Total comprehensive loss							$(1,922)	(1,922)

Balance as of December 31, 2006	17,105	$50	$76,685	$-	$(6)	$(52,154)		$24,575

Employee share-based plans	326	(*) -	687					687
Amortization of deferred stock based compensation			1,052					1,052
Shares issued in private placement	1,938	5	4,977					4,982
Change in fair market value of hedging derivatives					205		$205	205
Net loss for the year						(3,917)	(3,917)	(3,917)

Total comprehensive loss							$(3,712)	(3,712)

Balance as of December 31, 2007	19,369	$55	$83,401	$-	$199	$(56,071)		$27,584

(*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

CASH FLOWS - OPERATING ACTIVITIES

Net loss for the year	$(3,917)	$(1,934)	$(8,414)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	1,743	1,413	894
Impairment of Intangible assets and fixed assets	3,918	-	-
Net recognized losses (gains) on investments	6	(226)	(380)
Amortization of deferred equity-based compensation	1,052	662	28
Increase (decrease) in liability for employee termination benefits, net	219	254	(66)
Impairment of short term investments	1,366	-	-
Decrease (increase) in trade accounts receivable	1,106	(3,411)	9
Decrease (increase) in other current assets and other long term assets	529	(736)	148
Increase in inventories	(1,890)	(786)	(252)
Increase in trade accounts payables and other long-term liabilities	1,058	137	904
Increase (decrease) in short-term and long-term deferred revenue	(1,630)	604	(2,567)
Increase (decrease) in other current liabilities	1,014	(1,089)	2,315

Net cash - operating activities	4,574	(5,112)	(7,381)

CASH FLOWS - INVESTING ACTIVITIES

Decrease in short-term interest-bearing bank deposits	466	567	931
Decrease (Increase) in short term investments	(528)	1,100	(3,500)
Proceeds from held to maturity securities	3,205	5,261	5,612
Investment in short-term held to maturity securities	(491)	(664)	-
Investment in long-term held to maturity securities	(1,491)	-	-
Proceeds from long-term interest-bearing bank deposits	2,000	-	-
Investment in long-term interest-bearing bank deposits	(1,073)	(25)	(1,050)
Acquisition of assets and liabilities - Schedule B	-	(1,577)	-
Additions to fixed assets	(1,183)	(1,233)	(1,282)

Net cash - investing activities	905	3,429	711

CASH FLOWS - FINANCING ACTIVITIES

Shares issued in private placement	4,982	-	-
Shares issued under employee share-based plans and upon exercise of stock
options	687	83	275

Net cash - financing activities	5,669	83	275

Increase (decrease) in cash and cash equivalents	11,148	(1,600)	(6,395)
Cash and cash equivalents - beginning of year	4,176	5,776	12,171

Cash and cash equivalents - end of year	$15,324	$4,176	$5,776

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A - NON CASH ACTIVITIES

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Transfer of assets from inventory to fixed assets	$2,334	$-	$-

SCHEDULE B - ACQUISITION OF ASSETS AND LIABILITIES

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Working Capital	$-	$665	$-
Long lived assets	-	101	-
Other identifiable intangible assets	-	2,408	-
Long term liabilities	-	(81)	-
Goodwill arising on acquisition	-	792	-

	-	3,885	-
Issuance of shares	-	(2,308)	-

Cash paid, net	$-	$1,577	$-

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

The industry in which the Company operates is characterized by rapid technological development in a competitive environment. Substantially most of the Company’s current sales are derived from a single product line used exclusively by the semiconductor industry, whose business is highly cyclical. The Company depends on a limited number of suppliers, and at times a sole supplier. Any disruption or termination of the suppliers’ operations may adversely affect the Company’s production capabilities. In addition, certain of the Company’s development projects are in the early stages and there can be no assurance that these projects will be successful.

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

C.	Financial Statements in U.S. Dollars

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

D.	Principles of Consolidation and Basis of Presentation

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

E.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing time deposits and commercial papers) with maturity dates not exceeding three months from the date of deposit.

F.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis.

G.	Held to Maturity Short-Term and Long-Term Investments

Securities held to maturity include investments in debt securities that the Company has positive intent and ability to hold to maturity. Securities held to maturity are measured at amortized cost.

Short-term investments include investments in debt securities with maturities of more than three months but less than one year. Long-term investments include investments in debt securities with maturities of more than one year.

Auction-rate securities represent interests in collateralized debt obligations, a portion of which are collateralized by pools of residential and commercial mortgages, interest-bearing corporate debt obligations, and dividend-yielding preferred stock. Liquidity for these auction-rate securities typically is provided by an auction process that resets the applicable interest rate at pre-determined intervals, usually every 7, 28, 35 or 90 days. Because of the short interest rate reset period, the Company has historically recorded auction-rate securities in current short-term investments. As of December 31, 2007, the Company held auction-rate securities which have experienced a failed reset process and were deemed to have experienced an other-than-temporary decline in fair value. Accordingly, the Company recorded an impairment charge of $1,366 to reduce the carrying value of the auction-rate securities the Company holds, and the Company determined that the impairment charge is other-than-temporary in nature in accordance with FSP FAS 115-1 and 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”.

As of December 31, 2007, the Company classified the remaining of $1,562 of auction-rate securities, which were previously classified as short-term investments, as long-term investments. This classification was based on the Company’s management’s intention to hold these securities to maturity for a period longer than one year and Company’s management’s belief that the Company will not need these amounts for on-going operational activities in the near future. Due to the continuing changes and uncertainty in the credit markets, it is possible that the valuation of auction rate securities will further fluctuate in the near term, and the Company may be required to record additional impairment charges.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.	Inventories

Inventories are presented at the lower of cost or market. Cost is determined as follows:

Raw materials-on the average cost basis.

Finished goods and work in process – on actual production cost basis (materials, labor and indirect manufacturing costs).

I.	Fixed assets

Fixed assets are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets or terms of the related leases. Estimated useful life, in years, is as follows:

Years

Electronic equipment	2-7
Office furniture and equipment	7-17

Leasehold improvements are amortized using the straight-line method, over the shorter of the lease term or the useful lives of the improvements.

In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” of the FASB, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value. During 2007 an impairment charge of $1,217 was recorded with respect to fixed assets acquired in 2006. See also Note 3.

J.	Acquisition-related intangible assets

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

Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of acquisition. SFAS 142 requires that goodwill not be amortized but instead be tested for impairment in accordance with the provisions of SFAS 142 at least annually and more frequently upon the occurrence of certain events. Acquisition-related intangible assets are reported at cost, net of accumulated amortization and impairment. Purchased technology and customer base are presented at cost, net of accumulated amortization, and are amortized over their estimated useful lives of 4 to 6 years using the straight-line method. During 2007 an impairment charge of $2,702 was recorded with respect to intangible assets acquired in 2006. See also Note 3.

K.	Accrued Warranty Costs

Accrued warranty costs are calculated in respect of the warranty period on the Company’s products (generally one year) and are based on the Company’s prior experience and in accordance with management’s estimate. See Note 7B for disclosure with regard to accrued warranty costs.

L.	Revenue Recognition

Revenues from the sale of products are recognized when all the following criteria have been met: a persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collection of resulting receivables is probable and there are no remaining significant obligations.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L.	Revenue Recognition (cont.)

In accordance with EITF 00-21 for arrangements containing multiple elements, fair value of each element is determined based on specific objective evidence and revenue is allocated to each element based upon its fair value. The revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. If specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exists for all undelivered elements, or until all elements are delivered, whichever is earlier.

Service contracts (which sometimes include application support) generally specify fixed payment amounts for periods longer than one month, and are recognized on a straight line basis over the term of the contract.

Revenue from sale of spare parts is usually recognized upon shipment of the parts. Other Service Revenue mainly training is recognized upon completion of work.

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

The Company accounts for income taxes utilizing the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” of the FASB. Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements, and for tax loss carryforwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence.

In 2007 the Company adopted Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109” (FIN 48). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.”The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The adoption of FIN 48 did not have a material effect on the Company’s financial statements.

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

The following table summarizes the effects of equity-based compensation related to stock based compensation and restricted stock awards included in Statement of Operations as follows:

	Year ended December 31,
	2 0 0 7	2 0 0 6

Cost of Revenues:
Product Sales	$47	$19
Services	107	57

Research and Development expenses	589	487
Sales and Marketing expenses	151	40
General and Administration expenses	158	59

Total	$1,052	$662

Prior to the adoption of SFAS 123(R), the Company measured compensation expense for its employee equity-based compensation plans using the intrinsic value method under APB 25 and related interpretations. As the exercise price of all options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no equity-based compensation cost for stock options was recognized in the consolidated statements of operations in 2005 under the intrinsic value method.

Stock Options

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. This model was developed for use in estimating the value of publicly traded options that have no vesting restrictions and are fully transferable. The weighted average assumptions used in the model are outlined in the following table:

2007

Risk-free interest rate	4.03%
Expected life of options	4.75
Expected volatility	60%
Expected dividend yield	None

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Equity-Based Compensation (Cont.)

Pro Forma Information under SFAS 123 for Periods Prior to 2006
Prior to 2006, the Company followed the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”(SFAS 123), as amended. No stock options were granted during 2005.

Had compensation cost for the Company’s stock option plans been determined based on fair value at the grant dates for all awards made throughout 2005 in accordance with SFAS 123, as amended, the Company’s pro forma loss per share would have been as follows:

2 0 0 5

Pro forma net loss
Net loss for the year, as reported	$(8,414)
Deduct - stock-based compensation determined
under APB-25	28
Add - stock-based compensation determined under
SFAS 123	(2,710)

Pro forma net loss	$(11,096)

Pro forma loss per share

Basic and diluted- as reported	$(0.55)

Basic and diluted- pro forma	$(0.72)

N.	Loss per Share

Loss per share is presented in accordance with SFAS 128 of the FASB, “Earnings per Share.” Pursuant to this standard, basic earnings (loss) per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilutive effect of all convertible securities. Due to the anti-dilutive effect, basic loss per share was equal to diluted loss per share for years 2007, 2006 and 2005. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 1,697,343, 1,362,037 and 2,444,175 in 2007, 2006 and 2005, respectively.

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

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

See Note 14 for disclosure of the derivative financial instruments in accordance with such pronouncements.

P.	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”(SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value, and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company beginning in the first quarter of fiscal year 2008. The adoption of SFAS 157 is not expected to have a significant impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The adoption of SFAS 159 is not expected to have a significant impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (EITF 07-3). EITF 07-3 requires non-refundable advance payments for goods and services to be used in future research and development activities to be recorded as an asset and the payments to be expensed when the research and development activities are performed. EITF 07-3 applies prospectively for new contractual arrangements entered into beginning in the first quarter of fiscal year 2008. The Company currently recognizes these non-refundable advanced payments as an expense upon payment. The adoption of EITF 07-3 is not expected to have a significant impact on the Company’s consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	New Accounting Pronouncements (Cont.)

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”) and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statement”(“SFAS 160”). SFAS 141(R) requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under FAS 141, some of which could have a material impact on how the Company accounts for business combinations. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of the business combination. SFAS 160 requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. The Company is required to adopt SFAS 141(R) and SFAS 160 simultaneously in our fiscal year beginning November 1, 2009. The provisions of SFAS 141(R) will only impact the Company if it is a party to a business combination after the pronouncement has been adopted. The adoption of SFAS 160 is not expected to have a significant impact on the Company’s consolidated financial statements

NOTE 3 – BUSINESS COMBINATION AND IMPAIRMENT OF ACQUISITION RELATED ASSETS

On August 8, 2006, Nova completed the acquisition of substantially all of HyperNex Inc.‘s (“HyperNex”) assets and assumed responsibility of most of HyperNex liabilities. HyperNex, a privately held company focused on Wide-angle X-Ray Diffraction systems. The total purchase price was $3,885, and it includes the issuance of 1.2 million shares of the Company’s common stock valued at $2,308, $789 funds remitted to HyperNex and estimated direct transaction costs of $788. The acquisition has been accounted for under the purchase method of accounting in accordance with SFAS No. 141 and SFAS No. 142. Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and identifiable intangible assets and to liabilities assumed based on their respective estimated fair values.

In September 2007, following significant delays in execution of the related product business plan, the Company conducted an impairment test of the assets and liabilities acquired form Hypernex. Based on the test results, the Company concluded that the carrying amounts of these assets were lower than net cost. As a result the Company recorded a $3,831 impairment loss and a $303 inventory write–off. The valuation and write-off of the intangible assets and goodwill, fixed assets and inventory were performed in accordance with SFAS No. 144, SFAS No. 142 and ARB 43, respectively. See also Note 6.

NOTE 4 – INVENTORIES

A.
	As of December 31,
	2 0 0 7	2 0 0 6

Raw materials	$2,076	$2,581
Work in process	3,562	3,628
Finished goods	2,886	2,759

	$8,524	$8,968

B.	In the years ended December 31, 2007 and 2006 the Company wrote-off inventories in the amounts of $585 (including $303 inventory write-off mentioned in Note 3 above) and $393, respectively. See also Note 3.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5 – FIXED ASSETS, NET

	As of December 31,
	2 0 0 7	2 0 0 6

Cost:
Electronic equipment	$7,483	$5,478
Office furniture and equipment	514	455
Leasehold improvements	2,040	1,933

	10,037	7,866

Accumulated depreciation and amortization:
Electronic equipment	4,313	3,466
Office furniture and equipment	496	274
Leasehold improvements	1,744	1,525

	6,553	5,265

Net book value	$3,484	$2,601

During 2007 the Company recorded an impairment charge of $1,217 to reduce the book value of fixed assets acquired from HyperNex in 2006. See also Note 3.

NOTE 6 – INTANGIBLE ASSETS, NET

	As of December 31,
	2 0 0 7	2 0 0 6

Cost:
Goodwill	$792	$792
Purchased Technology	2,003	2,003
Purchased Customer Base	405	405

	3,200	3,200

Accumulated amortization and impairment:
Goodwill	$792	$-
Purchased Technology	2,003	40
Purchased Customer Base	405	133

	3,200	173

Net book value	$-	$3,027

In 2007 all intangible assets balances were impaired. See also Note 3.

NOTE 7 – OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 0 7	2 0 0 6

Accrued salaries and fringe benefits	$4,389	$3,011
Accrued warranty costs (See B below)	2,343	2,120
Governmental institutions	529	759
Other	49	209

	$7,310	$6,099

    b.        Accrued warranty costs:

	As of December 31,
	2 0 0 7	2 0 0 6

Balance as of beginning of year	$2,120	$1,864
Services provided under warranty	(3,510)	(3,304)
Changes in provision	3,733	3,560

Balance as of end of year	$2,343	$2,120

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

The liability is partially covered through insurance policies purchased by the Company and deposits in a severance fund.

Severance-pay expense amounted to $746, $796 and $597 for 2007, 2006 and 2005, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

A.	The Company has received grants in the aggregate amount of $12,080 from the OCS, as its participation of up to 60% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. Royalty expense amounted to $75 and $ 0 for the years 2006 and 2005, respectively. The balance of the contingent liability to the OCS as of December 31, 2006 was approximately $6,245.

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2013. The minimum rental payments are as follows:

Year

2008	$897
2009	$859
2010	$704
2011	$701
2012	$701
2013	$150

Rental expense for the facilities amounted to $1,247, $1,060 and $1,062 for 2007, 2006 and 2005, respectively.

C.	In March 2005 the Company filed a complaint in the United States District Court for the Northern District of California against one of its competitors (hereinafter-the “Competitor”) for infringing its US Patent. The patent relates to the Company’s Integrated Metrology (IM) tools and the fundamental aspects of these systems. The Competitor has filed two counter claims for patent infringement. In April 2007, the Company reached a settlement with the Competitor regarding all patent suits between the companies. The parties agreed to dismiss, without prejudice, all pending patent litigation between the two parties, and have further agreed not to file patent suits against the other party and/or any supplier or customer of the other party for patent infringement based on offers to sell, actual sales, manufacturing, purchase or use of any equipment of the other party for a period of one year.

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

C.	Share Purchase Agreement

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

D.	Employee Incentive Plans

The Company’s Board of directors approves, from time to time, employee incentive plans, the last of which was approved in October 2007. The options usually vest over four years and their term may not exceed 7 years. The exercise price of each option is usually the market price of the underlying share at the date of each grant.

Through December 31, 2007, 7,381,000 share options have been issued under the plans, of which 2,100,731 options have been exercised, 2,369,623 options have been cancelled, and 1,822,861 options were exercisable as of December 31, 2007.

The weighted average fair value (in dollars) of the options granted during 2007 and 2006, according to Black-Scholes option-pricing model, amounted to $1.53 and $1.165 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

E.	Restricted Stock Awards

As part of the acquisition of HyperNex’s assets and the assumption of most of its liabilities (see Note 3) the Company granted 392,000 restricted stock awards to certain of its employees who were formerly employed by HyperNex. The restricted stock awards (the “Award Shares”) are ordinary shares of the Company that vest over a period of up to 3 years from the grant date .Vesting of the Award Shares is subject to each employee’s continuing service to the Company. The compensation expense related to these awards was determined using the market value of the Company’s ordinary shares on the date of the grant; compensation is recognized over the service period.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 – SHAREHOLDERS’ EQUITY (Cont.)

A summary of the status of the Company’s share option plans as of December 31, 2007, 2006 and 2005, as well as changes during each of the years then ended, is presented below:

	2 0 0 7		2 0 0 6		2 0 0 5
	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price

Outstanding - beginning of year	3,579,840	$3.07	3,179,004	$3.57	3,630,378	$3.57

Granted	474,000	2.86	1,175,900	2.03	-
Exercised	(326,918)	2.10	(45,252)	1.85	(107,079)	1.51
Cancelled	(816,554)	4.68	(729,812)	3.61	(344,295)	3.46

Outstanding - year end	2,910,368	2.69	3,579,840	3.07	3,179,004	3.57

Options exercisable at year-end	1,822,861	2.86	2,477,770	3.53	3,170,885	3.57

The following table summarizes information about share options outstanding as of December 31, 2007:

Outstanding as of December 31, 2007				Exercisable as of December 31, 2007
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

1.13-1.95	632,221	5.3	1.83	247,036	1.80
2.06	415,700	2.1	2.06	415,700	2.06
2.17-3.69	1,527,347	2.2	2.81	825,025	2.90
4.01	185,100	3.4	4.01	185,100	4.01
5.15	150,000	3.2	5.15	150,000	5.15

	2,910,368			1,822,861

NOTE 11 – INCOME TAXES

A.	Law for the Encouragement of Capital Investments – 1959

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 – INCOME TAXES (Cont.)

A.	Law for the Encouragement of Capital Investments – 1959 (cont)

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 0 7	2 0 0 6

Israel net operating loss carry-forwards*	$16,515	$13,403
U.S. net operating loss carry-forwards	151	510
Temporary differences relating to reserve and allowances	2,692	2,560

Total net deferred tax asset before valuation allowance	19,358	16,473
Valuation allowance	(19,358)	(16,473)

Net deferred tax asset	$-	$-

*Deferred taxes were calculated based on 25% tax rate.

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the realization of the net operating loss carry-forwards and deductible temporary differences is not considered more likely than not, a valuation allowance has been established for the full amount of the tax benefits.

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2007 and 2006, in the amount of approximately $ 66,000 and $ 54,000, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

E.	Effective Tax Rates

The Company’s effective tax rates differ from the statutory rates applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carry-forward.

F.	Tax Assessments

The Company received final tax assessments through tax year 2001. The subsidiaries did not receive final tax assessments since their incorporation.

H.	Tax Rates

In 2005 the Israeli Knesset approved a law for the amendment of the Income Tax Ordinance, according to which the regular corporate tax rate is to be reduced gradually and annually from 34% to 29% for the 2007 tax year ending at 25% for the 2010 tax year.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 – GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5
	%	%	%

USA	63	68	66
Europe - primarily Italy, France and
Germany	8	10	11
Japan	20	13	18
Other	9	9	5

Total	100	100	100

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5
	%	%	%

Customer A	47	46	48
Customer B	17	9	16
Customer C	17	10	15
Others	19	35	21

Total	100	100	100

C.	Assets by location

Substantially all fixed assets are located in Israel.

NOTE 13 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2007 amounted to $139 (2006 – $193, 2005 -$114). The number of options granted to directors amounted 110,000 (562,000 were granted in 2006, no options were granted in 2005).

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

At December 31, 2007 and 2006 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14 – FINANCIAL INSTRUMENTS (Cont.)

B.	Hedging activities

In 2005, the Company entered into currency-forward transactions, currency-put options and currency-call options (NIS/dollar, Euro/dollar, Yen/dollar) of $4,250 with settlement date through 2005, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $4,250. In accordance with SFAS 133 the Company recorded in 2005 a decrease of $26 in fair market value in “Other Comprehensive Income”. In 2006 this decrease was charged to operations on the relevant settlement dates.

In 2006, the Company entered into currency-forward transactions, (NIS/dollar, Euro/dollar, Yen/dollar) of $15,220 with settlement date through 2006 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $15,220. In 2007 this decrease was charged to operations on the relevant settlement dates.

In accordance with SFAS 133 the Company recorded in 2006 an increase of $12 in fair market value in “Other Comprehensive Income”.

In 2007, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of $28,997 with settlement date through 2008 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $28,997. In accordance with SFAS 133 the Company recorded in 2007 an increase of $205 in fair market value in “Other Comprehensive Income”.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD. By: /s/ Gabi Seligsohn —————————————— Gabi Seligsohn President and Chief Executive Officer

Date: March 28, 2008

EXHIBIT INDEX

Number	Description

1.1	Articles of Association, as amended (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on May 11, 2007).
4.1	1997 Stock Option Plan (Plan 2) (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).
4.2	Option Plan 3 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).
4.3	Option Plan 4A and 4B (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).
4.4	Option Plan 5 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report for 20-F for 2002 filed May 9, 2002).
4.5	Option Plan 6 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed December 24, 2002 (File No. 333-102193)).
4.6	Employment Agreement between Nova and Giora Dishon (incorporated by reference to Appendix A to Exhibit 99.1 to the Company’s Report on Form 6-K filed October 26, 2006).
4.7	Employment Agreement between Nova and Moshe Finarov (incorporated by reference to Appendix A to Exhibit 99.1 to the Company’s Report on Form 6-K filed October 26, 2006).
4.8	Agreements between Nova and the Office of the Chief Scientist in Israel (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-11640)).
4.9	Certificate of Approval from the Investment Center in Israel (incorporated by reference to exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-11640)).
4.10	Summary of Lease Agreements between Nova and Ef-Shar Ltd. (filed herewith).
4.11	Employee Stock Purchase Plan 1 (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on March 24, 2003 (File No. 33-103981)).
4.12	Letter of Indemnification and Exculpation for certain directors, officers and/or employees (incorporated herein by reference to Appendix C to the Company’s Report on Form 6-K filed on July 7, 2006).
4.13	Option Plan 7A (incorporated by reference to Exhibit 4.1. to the Company's Registration Statement on Form S-8 filed on May 17, 2004 (File No. 333-115554)).
4.14	Option Plan 7B (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on March 7, 2005 (File No. 333-123158).
4.15	Amended and Restated Asset Purchase Agreement dated as of August 8, 2006 by and among the Company, HyperNex, Inc. and the Stockholders listed on Schedule 4(a) therein (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed on May 11, 2007).
4.16	Option Plan 7C (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F filed on June 29, 2006).
4.17	Option Plan 8 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on December 29, 2005 (File No. 333-130745).
4.18	Share Purchase Agreement, dated as of February 28, 2007, by and between the Company and the investors identified on the signature pages thereto, including the form of warrant (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed on May 11, 2007).
4.19	2007 Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on November 5, 2007 (File No. 333-147140)).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8 of the Company’s Annual Report on Form 20-F filed on June 29, 2006).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Brightman Almagor & Co. (filed herewith).