Form 20-F/A
period 2007-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2008-04-09
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

Yes ☐ No ☒

EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2008 (the “Form 20-F”), is being filed solely for the purpose of furnishing a revised consent of Brightman Almagor & Co. as Exhibit 15.1 that includes a reference to our registration statement on Form F-3 filed with the Commission on May 11, 2007, which was inadvertently omitted from the consent filed with the Form 20-F.

        Therefore, this Amendment consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and the revised Exhibit 15.

        This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

PART III

Item 19. EXHIBITS.

      See Exhibit Index.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No .1 to the annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD. By: /s/ Gabi Seligsohn —————————————— Gabi Seligsohn President and Chief Executive Officer

Date: April 9, 2008

EXHIBIT INDEX

Exhibit Number	Description

1.1	Articles of Association, as amended (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F filed on May 11, 2007).
4.1	1997 Stock Option Plan (Plan 2) (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).
4.2	Option Plan 3 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).
4.3	Option Plan 4A and 4B (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).
4.4	Option Plan 5 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report for 20-F for 2002 filed May 9, 2002).
4.5	Option Plan 6 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed December 24, 2002 (File No. 333-102193)).
4.6	Employment Agreement between Nova and Giora Dishon (incorporated by reference to Appendix A to Exhibit 99.1 to the Company's Report on Form 6-K filed October 26, 2006).
4.7	Employment Agreement between Nova and Moshe Finarov (incorporated by reference to Appendix A to Exhibit 99.1 to the Company's Report on Form 6-K filed October 26, 2006).
4.8	Agreements between Nova and the Office of the Chief Scientist in Israel (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).
4.9	Certificate of Approval from the Investment Center in Israel (incorporated by reference to exhibit 10.11 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).
4.10*	Summary of Lease Agreements between Nova and Ef-Shar Ltd.
4.11	Employee Stock Purchase Plan 1 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on March 24, 2003 (File No. 33-103981)).
4.12	Letter of Indemnification and Exculpation for certain directors, officers and/or employees (incorporated by reference to Appendix C to the Company's Report on Form 6-K filed on July 7, 2006).
4.13	Option Plan 7A (incorporated by reference to Exhibit 4.1. to the Company's Registration Statement on Form S-8 filed on May 17, 2004 (File No. 333-115554)).
4.14	Option Plan 7B (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on March 7, 2005 (File No. 333-123158).
4.15	Amended and Restated Asset Purchase Agreement dated as of August 8, 2006 by and among the Company, HyperNex, Inc. and the Stockholders listed on Schedule 4(a) therein (incorporated by reference to Exhibit 4.16 to the Company's Annual Report on Form 20-F filed on May 11, 2007).
4.16	Option Plan 7C (incorporated by reference to Exhibit 4.20 of the Company's Annual Report on Form 20-F filed on June 29, 2006).
4.17	Option Plan 8 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on December 29, 2005 (File No. 333-130745).
4.18	Share Purchase Agreement, dated as of February 28, 2007, by and between the Company and the investors identified on the signature pages thereto, including the form of warrant (incorporated by reference to Exhibit 4.19 to the Company's Annual Report on Form 20-F filed on May 11, 2007).
4.19	2007 Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on November 5, 2007 (File No. 333-147140)).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8 of the Company's Annual Report on Form 20-F filed on June 29, 2006).
12.1*	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
12.2*	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Consent of Brightman Almagor & Co.

*	Previously filed with the original Form 20-F, filed with the Commission on March 28, 2008

**	Filed herewith.