Form 20-F
period 2008-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2009-03-30
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,378,339 Ordinary Shares, NIS 0.01 nominal (par) value per share, as of December 31, 2008, of which 2,229 Ordinary Shares held by the Registrant which have no voting or equity rights.

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

Yes ☐ No ☒

- i -

Introduction

        In this Annual Report, the "Company", "Nova", "we" or "our" refers to Nova Measuring Instruments Ltd. and its consolidated subsidiaries, when the context requires.

        The consolidated financial statements and selected consolidated financial data as of December 31, 2004, 2005, 2006, 2007 and 2008 and for each of the years in the five-year period ended December 31, 2008 (the “Consolidated Financial Statements”), included in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Our Functional Currency

        Unless otherwise indicated, all amounts herein are expressed in United States dollars ("U.S. dollars", "dollars", "USD", "US$" or "$").

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

Cautionary Statement Regarding Forward-Looking Statements

        Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to our anticipated sales, revenues and expenses in 2009, our expectations with respect to our business and operations and our ability to gain market share, and expected changes in the semiconductor industry in light of the global economic crises, are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions and factors related to the conditions of the global markets and the global economy. Various other factors that could cause our actual results to differ materially are set forth in “Risk Factors” starting on page 2 and elsewhere herein.

- ii -

PART I

Item 1. Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

3A.	Selected Financial Data

        The following selected consolidated financial data as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited Consolidated Financial Statements included elsewhere in this annual report. These financial statements have been prepared in accordance with U.S. GAAP, and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Revenues	$36,806	$30,142	$48,292	$58,077	$38,969
Cost of revenues	21,111	19,306	27,743	33,251	25,986

Gross profit	15,695	10,836	20,549	24,826	12,983

Operating expenses:
Research and development expenses, net	8,665	9,301	9,166	9,143	8,606
Sales and marketing expenses	6,647	6,950	8,754	10,175	7,503
General and administrative expenses	2,331	3,626	5,136	4,830	3,199
Other operating expenses	-	-	-	3,831	633

Total operating expenses	17,643	19,877	23,056	27,979	19,941

Operating loss	(1,948)	(9,041)	(2,507)	(3,153)	(6,958)
Financing income (expenses), net	528	627	573	(764)	1,537

Net loss for the year	$(1,420)	$(8,414)	$(1,934)	$(3,917)	$(5,421)

Loss per share:
Basic and diluted loss per share	$(0.09)	$(0.55)	$(0.12)	$(0.21)	$(0.28)

Shares used in calculation of basic and diluted loss per share	15,259	15,437	15,976	18,606	19,369

	December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Consolidated Balance Sheet Data:
Working capital	25,709	14,834	15,873	20,660	20,246
Total assets	49,966	42,339	44,419	48,385	35,791
Capital stock (including additional paid-in capital)	73,379	73,682	76,735	83,456	84,024
Shareholders' equity	31,581	23,444	24,575	27,584	22,341

3B.	Capitalization and Indebtedness

        Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

        Not applicable.

3D.	Risk Factors

Risks Related to Our Business and Our Industry

Recent difficult conditions in the global capital markets and the global economy materially affected our business and results of operations and harm our ability to raise capital or debt.

        Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. The stress experienced by global capital markets substantially increased in recent quarters. The global economic instability and uncertainty, accompanied with the credit crisis and reduced demand for semiconductors, affect the willingness and ability of semiconductors manufacturers to make capital investments, and are causing a severe slow-down in the semiconductor industry as a whole. These events have an adverse effect on our revenues, as well as on our ability to raise capital or debt at an attractive cost of capital.

Because substantially most of our current sales are dependent on a single product line, factors that adversely affect the pricing and demand for this product line could substantially reduce our sales.

        Although we have expanded our product offering, we are still currently dependent on a single integrated process control product line targeting the chemical mechanical polishing market. We expect revenues from this product line to continue to account for a substantial portion of our revenues for at least the next year. As a result, factors adversely affecting the pricing of or demand for integrated process controls for the chemical mechanical polishing equipment field, such as competition and technological change, could significantly reduce our sales.

The markets we target are highly cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

        The semiconductor capital equipment market and industries, which are highly cyclical, experienced in 2008 a significant decline in sales, after significant increases in sales in 2007 and 2006. According to Gartner, Inc., a market research company, the forecast for year 2009 predicts a further significant decline in capital spending. Although we rely on market research companies, we cannot predict the length and strength of the downturns or expansions, including the current downturn.

Our inability to reduce spending during a protracted slowdown in the semiconductor industry could reduce our prospects of achieving profitability.

        Historically, we have derived all of our revenues, and we expect to continue to derive practically all of our revenues, from sales of our products and related services to the semiconductor industry. Our business depends in large part upon capital expenditures by semiconductor manufacturers, which in turn depend upon the current and anticipated demand for semiconductors. The semiconductor industry has experienced severe and protracted cyclical downturns and upturns. Specifically, during 2008 the semiconductor industry experienced a severe downturn, as a result of the slowdown in the general economy and the industry overcapacity build-ups in years 2006 and 2007. During cyclical downturns, as those we have experienced in the past, are currently experiencing and are likely to experience in the future, material reductions in the demand for the type of capital equipment and process technology that we offer and our sales and revenues might decline. In addition, our ability to reduce expenses in response to any downturn or slowdown in the rate of capital investment by manufacturers in these industries may be limited because of:

—	our continuing need to invest in research and development;

—	our continuing need to market our new products to new and existing customers; and

—	our extensive ongoing customer service and support requirements worldwide.

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

If any of our systems fail to meet or exceed our internal quality specifications, we cannot ship them until such time as they have met such specifications. If we experience significant delays or are unable to ship our products to our customers as a result of our internal processes or for any other reason, our business and reputation may suffer.

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

        Since our inception in 1993, we have had several years of losses and only one profitable year. We may incur a net loss in 2009 or in future years. As of December 31, 2008, we had an accumulated deficit of approximately $61 million. We plan to reduce our aggregate operating expenses in 2009 relative to 2008. However, our ability to generate profits is dependent mainly on our ability to maintain or increase sales. In the future, our sales may not grow and we may not achieve profitability.

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

        Although the market for integrated process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics, Inc., Rudolph Technologies, Inc., and KLA-Tencor Corp. which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with original semiconductor equipment manufacturers, such as Tokyo Electron Ltd., which manufacture integrated metrology products and with original semiconductor equipment manufacturers, such as Applied Materials, Inc., which develop in-situ sensors and products. Established companies, both domestic and foreign, compete with our product lines, and new competitors are entering our market. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

—	the contribution of our equipment to our customers' productivity;

—	our product quality and performance;

—	our global technical service and support;

—	the return on investment (ROI) of our equipment and its cost of ownership;

—	the breadth of our product line;

—	our success in developing and marketing new products; and

—	the extendibility of our product.

        If we fail to compete in a timely and cost-effective manner against current or future competitors, our revenues and market share will decline.

The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer.

        We believe that the semiconductor capital equipment market is undergoing consolidation. A number of capital equipment suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies, Inc. acquired August Technologies, Inc., in 2006 Nanometrics, Inc. acquired Soluris, Inc. and Accent Technologies, Inc., and in 2007 KLA-Tencor Corp. acquired Therma-Wave, Inc. and Nanometrics, Inc. acquired Tevet Ltd. We believe that similar acquisitions and business combinations involving our competitors and customers may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer service, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors or customers could jeopardize our competitive position.

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

One of our major customers has no cancellation fee with regard to cancellation of orders, and we have been facing difficulties to collect cancellation fees from another customer.

        Our supply agreement with one of our largest customers does not include cancellation fee with regard to cancellation of this customer’s orders. In addition, during the recent slowdown in the semiconductors industry, another customer cancelled his orders and we were unable to collect cancelation fees from that customer. Because of that, our ability to rely on our backlog for future forecasting and planning is impaired and harm our ability to forecast our financial results.

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

        Sales of our systems depend, in significant part, upon our customers adding new manufacturing capacity or expanding existing manufacturing capacity, both of which involve a significant capital commitment. We may experience delays in finalizing sales following initial system qualification while a customer evaluates and approves an initial purchase of our systems. In general, for new customers or applications, our normal sales cycle takes between 12 and 24 months to complete. During this time, we may expend substantial funds and management effort, but fail to make any sales. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which we have limited control.

Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property would harm our competitive position.

        As of March 2, 2008, we have obtained 77 U.S. patents and have 24 U.S. patent applications pending. In addition, we have obtained more than 40 non-U.S. patents and have more than 50 non-U.S. patent applications pending including 6 PCT applications.

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

        Furthermore, we may be required to institute legal proceedings to protect our intellectual property. If such legal proceedings are resolved adversely to us, our competitive position and/or results of operations could be harmed. For additional information on our intellectual property, including information regarding a patent infringement lawsuit we commenced against Nanometrics, Inc., information regarding patent infringement lawsuits Nanometrics commenced against us, and information with respect to the settlement agreement we have recently reached with Nanometrics, see “Intellectual Property” starting on page 18 of this report.

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

        Any litigation of this type, even if we are ultimately successful, could result in substantial cost and diversion of time and effort by our management, which by itself could have a negative impact on our profit margin, competitive position and ability to develop and market new and existing products. For additional information on our intellectual property, including information regarding a civil action we commenced against Nanometrics, Inc. information regarding civil actions Nanometrics commenced against us, and information with respect to the settlement agreement we have reached with Nanometrics, see “Intellectual Property” on page 18 of this annual report.

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

        If our principal shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options, the market price of our ordinary shares may fall. As of December 31, 2008, we had 19,378,339 ordinary shares outstanding, and based on reports filed with the Securities and Exchange Commission and on the information provided to us by our transfer agent, 10,201,516 of such shares were held by five shareholders.

Because as of March 2, 2009, five of our shareholders control approximately 53% of our ordinary shares, they can control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

        As of March 2, 2009, five of our shareholders controlled approximately 53% of our outstanding ordinary shares (not including warrants currently exercisable or exercisable within 60 days of March 2, 2009). As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s articles of association. Even if these five shareholders do not vote together, each has the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s article of association.  For additional information on our major shareholders, see “Major shareholders” on page 37.

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

We manage our available cash through various bank institutions and invest portions of our cash reserves in bank deposits. Recently, following the global financial crisis, few bank institutions announced bankruptcy or were on the verge of bankruptcy. A bankruptcy of one of the banks in which or through which we hold or invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

         We manage our available cash through various bank institutions and invest portions of our cash reserves in bank deposits. Recently, following the global financial crisis, few bank institutions announced bankruptcy or were on the verge of bankruptcy. As of December 31, 2008, approximately 36% of our cash reserves were invested in or through US based bank institutions, and 59% of our cash was invested in or through Israeli based bank institutions. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

         The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year (such requirement is currently expected to be applicable to us starting with our Annual Report on Form 20-F for the fiscal year ending December 31, 2009). We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2008, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our growth and revenues.

        Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Although most of our sales are currently being made outside Israel, political, economic and military conditions in Israel directly affect our operations. Following the recession and the instability that characterized the Israeli economy during the years 2001 and 2003, the Israeli economy showed signs of improvement during 2004, 2005, 2006 and 2007. However, in recent quarters, the global economic recession, instability and uncertainty has affected the economic conditions in Israel and it is currently expected that such conditions will continue in Israel throughout 2009. If the economic deterioration in Israel continues, it may adversely affect our financial conditions, the results of operations and our ability to obtain financing from Israeli banks.

        In addition, since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In July 2006, there have been extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. The resumption of hostilities in the region, and the on-going tension in the region, have a negative effect on the stability of the region which might have a negative effect on our business and harm our growth and revenues. For further detail see “Political and economic conditions in Israel” starting on page 21.

Our operations may be disrupted by the obligation of key personnel to perform military service.

        Some of our executive officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually until the age of 40 for soldiers and until the age of 45 for officers. This time-period may be extended by the Military Chief of the General Staff and the approval of the Minister of Defense or by a directive of the Minister of Defense in the event of a declared national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. To date, our operations have not been materially disrupted as a result of these military service obligations. Any disruption in our operations due to such obligations would adversely affect our ability to produce and market our existing products and to develop and market future products.

Provisions of our articles of association and Israeli law may delay, prevent or make difficult an acquisition of Nova, which could prevent a change of control and negatively affect the price of our ordinary shares.

         Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 10.B, “Additional Information – Memorandum and Articles of Association.” for a more detailed discussion regarding some anti-takeover effects of Israeli law.

         These provisions of Israeli law may delay, prevent or make difficult an acquisition of Nova, which could prevent a change of control and therefore depress the price of our shares.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

         We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by the Israeli Companies Law, 5759-1999 (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Because most of our revenues are generated in U.S. dollars, but a significant portion of our expenses is incurred in currencies other than U.S. dollars, and mainly New Israeli Shekels, our profit margin may be seriously harmed by currency fluctuations.

        We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollars, and mainly New Israeli Shekels, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2008, the U.S. dollar appreciated against the NIS by 1%, after devaluating approximately 9% in 2007 and approximately 8% in 2006. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

We participate in government programs under which we receive tax and other benefits. These programs impose restrictions on our ability to use the technologies developed under these programs. In addition, the reduction or termination of these programs would increase our costs.

        We receive grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. We are also eligible to receive tax benefits under Israeli law for capital investments that are designated as “approved enterprises”. To maintain our eligibility for these programs and tax benefits, we must continue to meet certain conditions, including paying royalties related to grants received and making specified investments in fixed assets. Some of these programs also restrict our ability to manufacture particular products and transfer particular technology, which was developed as part of the “approved enterprises” outside of Israel, by requiring approval of the research and development committee nominated by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor under applicable law. Such approval may be given only if the recipient abides by all the provisions of the law and related regulations. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted.

        If we fail to comply with these conditions in the future, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. In 2007 and in 2006, we recorded an aggregate of $2.4million and $1.9 million, respectively, in grants under Israeli government programs, and in 2008 we recorded $1.9 million in grants under Israeli government programs. As of December 31, 2008, our contingent liability to the Office of the Chief Scientist for grants received was approximately $8.2 million. See also Note 8A to our consolidated financial statements contained elsewhere in this report. From time to time, we submit requests for new grants from the Office of the Chief Scientist and for expansion of our approved enterprise programs. These requests might not be approved. Also, the Israeli government may reduce or eliminate these benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations. In addition, if we increase our activities outside Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

Our ordinary shares may be delisted from trading on the Nasdaq Global Market, which may adversely affect the liquidity and price of our ordinary shares and may adversely affect our ability to secure additional financing.

        Recently, the bid price for our ordinary shares listed on the Nasdaq Global Market has closed below the $1.00 minimum requirement for continued listing under Nasdaq Marketplace Rule 4450(a)(5) (the “Rule”). Due to the current extraordinary market conditions, on October 16, 2008, Nasdaq filed an immediately effective rule change with the SEC providing that companies will be deemed to be in compliance with the continuing listing standards related to bid price or market value of publicly held shares. The relief, as extended in March 2009, is currently in effect through July 19, 2009. If we fail to meet the continued listing criteria defined under the Rule following the expiration of the relief, our ordinary shares may be delisted from trading on the Nasdaq Global Market.

        Delisting from the Nasdaq Global Market could have an adverse effect on our business and on the trading of our ordinary shares. If a delisting of our ordinary shares were to occur, our shares would continue to trade on Tel Aviv Stock Exchange and may trade in the U.S. on the OTC Bulletin Board or on the “pink sheets”. The OTC Bulletin Board and “pink sheets” are generally considered to be less efficient markets, and this could diminish investors’ interest in our ordinary shares as well as significantly impact our share price and the liquidity of our ordinary shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

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

        Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. Our passive income would not include income derived from the sale of our products, but would include amounts derived by reason of a temporary investment of any cash amounts. Characterization as a passive foreign investment company could result in adverse U.S. tax consequences to our shareholders, including having gain realized on the sale of our shares being treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges applied to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

        We believe that in 2008 we were not a passive foreign investment company. Nonetheless, because of the difficulty determining the value of our assets, there is a risk that we were a passive foreign investment company in 2008. Currently we expect that we will not be a passive foreign investment company in 2009. However, passive foreign investment company status is determined as of the end of the full tax year and is dependent on a number of factors, including the value of a corporation’s assets, the trading price of our ordinary shares and the amount and type of its gross income. Therefore, there can be no assurances that we will not become a passive foreign investment company for the current fiscal year ending on December 31, 2009, or any future year. For a discussion on how we might be characterized as a passive foreign investment company and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

Item 4. Information on the Company

4.A	History and Development of the Company

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

        During 2003, we began expanding our product offerings to include stand-alone systems. The new offerings of stand-alone products have contributed approximately $4 million to our sales in each of the years 2007 and 2008.

        In August 2006, we completed the purchase of substantially all the assets of HyperNex, Inc., or HyperNex, a Delaware corporation, located at State College, Pennsylvania, and assumed certain liabilities, including liabilities accruing after the closing relating to contracts assumed by us. HyperNex developed wide angle x-Ray diffraction technology which enables the measurement of the microstructure of polycrystalline materials. In April 2008, we closed the x-ray product group and related activities globally due to lack of tangible business progress in that activity.

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

4.B	Business Overview

        We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide, either directly or through process equipment manufacturers. Of the 20 semiconductor manufacturers that had the highest capital equipment expenditures in 2008, 17 use our systems. The majority of our integrated metrology systems are sold to process equipment manufacturers. These process equipment manufacturers integrate our metrology systems into their process equipment which is then sold to the semiconductor manufacturers. Our systems were first installed in 1995 and, since that time, we have sold more than 1,900 metrology systems.

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

        Demand for metrology systems, whether integrated or stand-alone, is driven by capital equipment purchases by semiconductor manufacturers, which in turn are driven by worldwide demand for semiconductors. Industry data indicates that through the years, the worldwide demand for semiconductors is growing (although slowing down in recent quarters due to the global economy crisis). We believe that this growth in demand will drive demand for process control equipment, including metrology systems, as semiconductor manufacturers add capacity. Demand for metrology systems will also be driven by the increasing cost to manufacture semiconductors and the demands of semiconductor manufacturers for process equipment that provides better film uniformity, increased dimensional control, tool-to-tool matching and within-tool uniformity.

Our Market

        Semiconductor Industry and the Metrology Market

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

        The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983 to over $3 billion in 2008 for facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a rate greater than the overall process equipment market since process control equipment is in the future expected to consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

        The World Economy is Entering a Recession

        Today, at the beginning of 2009, the world is in the midst of a financial crisis, and some countries already face a recession. In its January World Economic Situation and Prospects 2009 publication, the UN forecasts world GDP growth for 2009 to be 1% compared to 2.5% forecasted for 2008. Analyst company Global Insight, forecasts the US GDP to be negative 1% in 2009, in line with the UN forecasted trend. A direct result of the recession is a significant drop in consumer spending, volatility in exchange rates and reduced visibility into the future.

        The effect of the global recession on semiconductor sales is severe. Analyst company Gartner forecasts semiconductor revenues to decline by 24.1% in 2009 after an estimated decline of 4.1% in 2008. Semiconductor manufacturers have quickly reacted to the slowdown by stopping or postponing expansion plans and reducing capital expenditure. Gartner now forecasts Wafer Fab Equipment (WFE) sales in 2009 to decline by 46.1% compared to 2008, after an estimated decline of 31.1% in 2008 compared to 2007. In addition, due to low fab utilization rates, we expect pressure on service revenues throughout year 2009.

        In addition to the above global economy conditions, 2008 started with an oversupply of memory, DRAM and NAND, since during 2007, the largest memory manufacturers fought for a market share and a market position. The direct result was falling memory prices and, consequently, significant losses to memory suppliers.

        The memory oversupply together with the deteriorating economy forced memory manufacturers to reduce capacity and reduce capital expenditures, and approximately 17 200mm fabs were closed down or are expected to be closed down during 2008 and 2009. As a result, a consolidation process between different manufacturers is expected, as exemplified in the consolidation of the Micron group, Inotera and Nanya.

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

        The Need for Effective Process Control Tools. A number of technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control solutions. These trends include:

—	Development of Smaller Semiconductor Features. The development of smaller features, now as small as 65 nm and 45nm in production, enables semiconductor manufacturers to produce larger numbers of circuits per wafer and to achieve higher circuit performance. As feature geometries decrease, manufacturing yields become increasingly sensitive to processing deviations and defects, as more integrated circuits are lost with every discarded wafer. In addition, the increased complexity and number of layers of the integrated circuits increase the chance of error during the manufacture of the wafer.

—	Shortening of Technology Life Cycles. The technology life cycle of integrated circuits continues to shorten as semiconductor manufacturers strive to adopt new processes that allow a faster transition to smaller, faster and more complex devices. In the past, the technology life cycle was approximately three years; it is now only two years. The accelerating rate of obsolescence of technology makes early achievement of enhanced productivity and high manufacturing yields an even more critical component of a semiconductor manufacturer’s profitability.

—	Transition to Copper and other New Materials. Copper metal layers and other new materials such as low and high k-dielectrics and silicon on insulator are increasingly replacing aluminum for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. Copper and low-K materials make it possible to build higher speed devices using fewer layers. The use of copper and other new materials, requires new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry.

—	Transition to High-K Metal Gate. In order to overcome limitations in the continued shrink of transistor dimensions, leading edge integrated circuit manufacturers are introducing new materials in the transistor gate stack. The use of high-k dielectrics, combined with metal layers, requires new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry.

—	Change to 300-millimeter Wafers.The transition in wafer size from 200-millimeter diameter to 300-millimeter diameter that began in 1999 more than doubles the number of integrated circuits per wafer. Maintaining process uniformity across these larger wafers is more difficult. Processing larger wafers also increases the cost of mistakes caused by both the larger number of integrated circuits per wafer and the greater complexity (and, therefore, cost) of processing larger wafers. Thus, with 300 mm wafers, the need for effective metrology to quickly detect and correct errors in the manufacturing process has increased. In addition, new metrology equipment is needed to accommodate the larger wafer size. It is estimated that in 2007, most equipment sales have moved towards 300mm processing.

—	Increase in Foundry Manufacturing. As a result of the rising investment needed for semiconductor production and the proliferation of different types of semiconductors, semiconductor manufacturing is increasingly being outsourced to large semiconductor contract manufacturers, or foundries. A foundry typically runs several different processes and makes hundreds to thousands of different semiconductor product types in one facility, making the maintenance of a constant high production yield and overall equipment efficiency more difficult to achieve. This trend of shifting to foundries for manufacturing needs has progressed even further during recent years with technology leaders such as Texas Instruments Incorporated announcing that they will also be outsourcing process development to Taiwan Semiconductor Instruments, Limited.

—	Increase in Automation. In an effort to achieve greater operating efficiencies, semiconductor manufacturers are increasingly relying upon automation. Automation represents the fastest growing segment of the semiconductor manufacturing industry.

        In order to address the increasing costs associated with these trends, we believe semiconductor manufacturers must enhance manufacturing productivity. One way to enhance productivity is through improvements in process control, with a greater emphasis on metrology as part of process control. As part of this emphasis on metrology, manufacturers are taking more measurements to characterize each step of the semiconductor manufacturing process, new and enhanced measurement techniques are being used to provide meaningful data and the data provided is being used in new ways to enhance the manufacturing process. We believe that the demand for advanced process control systems that address the evolving needs of semiconductor manufacturers will continue to drive the growth in the market for process control systems.

        We believe that in certain process steps, integrated metrology systems provide semiconductor manufacturers with the greatest opportunity to increase the productivity and yields of their equipment, thereby increasing their profitability. Therefore, we plan to continue to maintain a major focus on the integrated metrology market. However, recognizing that a significant number of process steps will continue to rely upon stand-alone equipment, we intend to continue leveraging our market leading position in the integrated metrology market and our metrology expertise to deepen our penetration of the stand-alone metrology market. Furthermore, the technological and operational trends within the semiconductor manufacturing industry that are strengthening the need for more effective process control solutions can sometimes be addressed through the use of stand-alone metrology equipment or a combination of both stand-alone and integrated metrology.

        Expected equipment spending in 2009

        We believe that in 2009 equipment spending will be focused around two main areas:

1.	Technology buys of equipment enabling us to move to the next technology node, as we believe that the move up Moore’s law will continue despite the recession.

2.	Retrofits of equipment that will improve yield or efficiency reduce overall manufacturing cost or enable using older process equipment for advanced technology nodes.

        Metrology plays an important role in both. We believe that we are well positioned for technology buys with our newer stand-alone products, the NovaScan 3090Next and the Nova T500, and are well positioned for the retrofit opportunity with its well proven NovaScan 2040 and the accompanying Closed Loop Control (CLC) solutions. However, we cannot assure you that either of these two segments will generate significant revenues in the coming year.

        Expected growth in the future

        Undoubtedly, the semiconductor industry is being hurt by the conditions described above. However, demand for semiconductors is expected to rebound. Gartner forecasts semiconductor revenues to grow by 14.6% in 2010 and spending on WFE to grow by 14.6% in the same year. Given current low visibility conditions, these forecasts bear a high uncertainty factor. We believe that future demand drivers include Solid State Drives (SSD), 64bit Windows Operating System proliferation, increased storage requirements of multimedia devices, network PC’s, increased complexity of cellular devices, handheld devices, GPS, automotive computers and others. However, there is a risk that equipment spending will not reach the high levels of 2007 in the foreseeable future.

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

        We provide our customers with flexible integrated process control solutions by offering systems that meet thin film as well as Optical CD measurement needs in critical applications in the fabrication process. Our integrated process control platform can be deployed to multiple processes and applications of semiconductor manufacturing.

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

        In 2008 and prior years, most of our integrated metrology products were sold to process equipment manufacturers (such as Applied Materials, Inc.). These products are later sold by the process equipment manufacturers to the semiconductor manufacturers. In recent quarters, we have made efforts to enable us to sell our integrated metrology products directly to the semiconductor manufacturers, in order to improve our profitability. These efforts resulted in some success and our direct sales presented higher average selling prices in 2008. However, we can not foresee the long-term impact of a move to direct sales, due to the competitive landscape and overall market conditions.

        Stand-Alone Metrology

        As stated above, we pioneered the area of integrated metrology and to-date revenues from that product continue to represent the larger portion of our overall revenues. With the adoption of our technology and the formation of long standing relationships with leading manufacturers, we have come to realize that our technology can be extended beyond integrated metrology into areas such as stand alone metrology. Accordingly, in the past few years we developed a stand alone metrology tool to perform measurements similar to those performed by our integrated metrology tools. The expression “stand alone metrology” generically describes free standing metrology equipment which sits inline, i.e., next to the processing equipment and receives cassettes or FOUPS of wafers to allow sampling of a few or several wafers from each cassette it receives. There are several types of stand alone metrology tools each of which performs a distinct type of measurement, e.g., defect inspection, electrical performance, microscopic analysis, cross sections, etc. Our specific focus is in the area of optical CD measurement which is generally utilized in order to characterize critical dimensions on a wafer, their width, shape and profile. This technology is utilized today in several areas of the fab such as photolithography, etch, CMP, selective deposition of thin films, etc. The key advantage offered by this technique is that it is non destructive and extremely fast with very high accuracy and repeatability.

        We introduced this concept in 2006 and we were successful in penetrating several accounts. However, the penetration cycle is long and we still haven’t seen a significant increase in our overall market share with the stand alone products.

Our Technology

        We believe that our technological and engineering expertise and research and development capabilities allow us to develop and offer new products and technologies to meet the ever-changing demands of the semiconductor industry. We have applied our technological and engineering expertise to develop a wide range of integrated and stand-alone products for the Dielectric CMP, copper CMP, Tungsten CMP etch and lithography processes as well as Cu electroplating and sputtering of Cu barrier and seed materials. Because of our open architecture policy, our integrated metrology solutions can work with most models of CMP and etch tools made by the major process equipment manufacturers, for both 200 mm and 300 mm applications.

        Our scatterometry capabilities have enabled us to penetrate new customers with Stand-Alone Optical CD metrology systems. Our combined offering of advanced measurement hardware and advanced modeling software place us in a position to offer an advantageous solution to our customers.

        Our suite of technological capabilities includes:

—	Broadband Spectrophotometry. Our broadband Spectrophotometry capabilities range from deep ultraviolet to near infrared. This technology enables fast, accurate and small spot size film thickness measurement in a large range of applications on a very cost effective basis, both as an integrated system and as a stand-alone system.

—	Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry technology. These systems use a fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost effective system development. Scatterometry provides two and three dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real time metrology of the most advanced design rules, down to 32 nm and below.

—	Imaging and image processing. This technology has three different applications: 1) navigating on product wafers to perform measurements on very small selected sites; 2) detecting defects on product wafers after critical process steps, such as lithography and etch; and 3) measurement of the accuracy of registration between two layers (overlay measurement), mostly used in lithography.

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

Products

        Our products include metrology systems for thin film measurement in chemical mechanical polishing and chemical vapor deposition applications; optical CD and Metal Line Thickness (MLT) systems for use in post-copper chemical mechanical polishing applications and optical critical dimension systems for lithography and etch applications. Our integrated thickness monitoring system for chemical mechanical polishing process control enables wafer-to-wafer closed loop control. We offer several models of this integrated thickness monitoring systems, depending on polisher type and end-user requirements. These metrology systems address a broad range of metrology requirements of our end-user and process equipment manufacturer customers. Both our integrated and stand-alone systems incorporate patented optical scanning, dynamic auto-focus, unique pattern recognition for arbitrarily oriented wafers and proprietary algorithms for in-water measuring of two layers simultaneously. We offer several different product models that are tailored to conventional chemical mechanical polishing equipment as well as to newer, high throughput polishers. Following is a summary of our products.

Thin Film Process Control

—	The NovaScan 2020 and 2040 are the second generation of integrated thickness monitoring systems with enhanced spectral range, responding to the needs of the industry for emerging chemical mechanical polishing high-end applications of thin films and complex layer stacks. The 2020 model was introduced to the market at the end of 2000, and since then has replaced the NovaScan 840 and accounted for the majority of our sales for 200 mm production lines.

—	The NovaScan 3030 and 3060 are the second generation of the 300mm measuring system, with improved optics and motion system enabling high speed measurement, and with broad spectral rage (ultraviolet to infrared) allowing accurate measurements on complex structures and thin film layers. The 3030 model was introduced to the market in 2001 and since then has replaced the NovaScan 3000 and accounts for the major portion of our sales for the 300 mm production lines. The NovaScan 3060 was introduced in 2002.

—	The NovaScan 2020Cu has the same basic platform as the NovaScan 2040, with additional hardware and software improvements, enabling the system to answer the unique requirements of copper chemical mechanical polishing monitoring. The system went through several beta tests during 2001 and 2002 and was released for sale in the beginning of 2003.

—	The NovaScan 3030Cu has the same basic platform as the NovaScan 3030, with additional hardware and software improvements, enabling the system to answer the unique requirements of 300 mm copper CMP monitoring. The system went through field-testing during 2002 and was released for sale in the beginning of 2003.

—	The NovaScan 3090 CMP system is a broad spectral range system for chemical mechanical polishing metrology needs, measuring thin film thickness at high throughput. The system went through field-testing and was released for sale in 2005.

—	The NovaScan 3090 CD system is a scatterometry-based system for measuring the critical dimensions (CD) and profiling lines and trenches on 200 mm and 300 mm wafers. The system went through field-testing during 2003 and was released for sale in 2004. The systems are sold as integrated metrology systems and as stand-alone systems with third-party automation modules.

—	The NovaScan 3090 SA is similar in performance to the NovaScan 3090 CD, providing full two and three dimensional profiling capabilities in a stand-alone configuration. The systems are utilized in lithography, etch, thin film deposition and chemical mechanical polishing process. The system was released for sale in 2005.

—	The NovaScan 3090Next system is the next generation metrology targeted at 45nm and 32nm technology nodes. The NovaScan 3090Next provides up to 50% throughput improvement, better accuracy and tool to tool matching and higher polarized spectral range enabling measurement of smaller features. The NovaScan 3090Next is available as integrated metrology and as standalone metrology systems.

—	The Nova T500 is the latest addition to the stand-alone family. The Nova T500 features improved metrology performance, improving both accuracy and tool to tool matching, industry leading throughput of 250WPH and the ability to combine up to three metrology units (MU) on the same tool.

—	NovaMars is an advanced scatterometry modeling and application development software tool enabling complex 2D, 3D and in-die measurements. Process engineers can harness the power and flexibility of the tool to develop their own scatterometry applications by themselves thus keeping the details of their process within the fab. Its user interface and high level of automation provide for easier and faster application development and eliminate discrepancies between different developers, enabling the best solution, independent of user proficiency. The NovaMars is offered as an option together with the 3090, 3090Next and the Nova T500 product families.

—	A closed loop control option for the NovaScan systems delivers reliable, highly automated wafer-to-wafer uniformity over chemical mechanical polishing manufacturing processes. The thickness data of every processed wafer is obtained and process parameters are fed back to adjust the next wafer polish.

—	NovaNet is a highly sophisticated computer network, connecting all NovaScan systems on a factory floor. The network is managed by a dedicated server, running with proprietary software developed by Nova, and insuring safe recipe distribution and recipe integrity across the factory. The NovaNet also includes a report generator (NSA) that allows the creation of reports from all the systems connected and allows programmable cross sections.

—	NovaHPC (High Power Computer) supports the NovaMars Application Development Tool and enables effective and timely results. Scalable and user configurable infrastructure with Nova’s proprietary task management software addresses the growing needs of IC manufacturing metrology. NovaHPC is just one of the few solutions available for cost effectiveness and computation power growth flexibility. The standalone modular rack:

■	HPC

■	TurboHPC

■	Grid computing connectivity enabled

■	Web-based management SW

NovaHPC Value-Added Benefits includes: accelerated recipe set-up library building, Scalable infrastructure, invest as you grow and Low-cost entry level using grid computing with existing computation resources.

        While we continue to emphasize our integrated metrology solutions, we offer our products as stand-alone equipment as well, thereby significantly expanding our potential available markets. While we have succeeded in penetrations of stand-alone metrology, our revenues remain substantially dependent on sales of our CMP integrated metrology product line.

Research and Development

        We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, and include measurement instruments, optical modeling, image acquisition, pattern recognition, equipment integration and fab automation. Our research and development staff consists of about 70 highly skilled members, including independent contractors. Since June 2003, our research and development operations have been certified as ISO9001/2000 quality standard.

        The process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product line is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2006, 2007 and 2008, our research and development expenses, net of participation by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, were $9.2 million, $9.1 million and $8.6 million respectively, representing, 19%, 16% and 22% of our respective total revenues for those years. We anticipate that our research and development expenses, net, will decline in 2009 as part of our efforts to reduce our overall operating costs. The decrease in R&D expenses in the past year and the coming year is a result of the economical crisis and the slow down in the semiconductor equipment market which started in the beginning of 2008. However, by focusing on our core technology and using a series of organizational changes we believe that we have mitigated the effect of the budget decrease and maintained effective R&D policy, enabling us to drive forward the next generation of products, in light of future market needs. Such organizational changes included the closing of projects that are outside our core technology and unifying all R&D activities under one roof in a way that enables the efficiency of a matrix organization.

        Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Our vision is to continue to be a market leader in the semiconductor process control market and our research and development policies and activities are designed to support this vision. Our launch of new development projects is based on market requirement specifications, generated through our marketing activities and research of customer needs, followed by a proposed detailed business plan, a detailed development plan with milestones, risk analysis, profit and loss model goals and required budget. Each development project is monitored through a structured process, including design reviews and project management reviews.

Intellectual Property

        Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of March 2, 2009, we have been granted 77 U.S. patents and more than 40 non-U.S. patents and hold an exclusive license to one U.S. patent. The U.S. patents we hold have expiration dates ranging from 2014 to 2024. We also have 24 U.S. patent applications pending and more than 50 applications pending in other countries including 6 PCT applications.  Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. We have also registered 4 trademarks in the U.S. and 7 trademarks in countries other than the U.S.

        To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions and licenses. Our copyrights include software copyrights. We also enter into confidentiality agreements with our employees and some of our consultants, business partners and customers, and seek to control access to and distribution of our proprietary information, such as our proprietary algorithms.

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

        In March 2005, we filed a civil action in the United States District Court for the Northern District of California against Nanometrics seeking to enforce our U.S. Patent No. 6,752,689. This patent relates to an integrated optical measuring system. In the civil action, we sought an injunction against Nanometrics from infringing Patent No. 6,752,689, monetary damages for infringement, attorneys’ fees and costs and expenses. Nanometrics has filed a counterclaim seeking judgment declaring the patent invalid, that Nanometrics does not infringe the patent and awarding Nanometrics costs and fees.

        In April 2006, Nanometrics filed a civil action in the United States District Court for the Northern District of California against us and our wholly-owned subsidiary, Nova Measuring Instruments Inc., alleging infringement of its U.S. No. Re 34,783 Patent. In October 2006, Nanometrics filed another lawsuit with the United States District Court for the Northern District of California alleging Nova is infringing U.S. Patent Numbers 5,867,276 and 7,115,858.

        On August 18, 2006, we filed a request for re-examination of the Nanometrics’ U.S. No. Re 34,783 Patent with the U.S. Patent & Trademark Office (PTO). On May 25, 2007 the PTO rejected all 5 claims of U.S. No. Re 34,783 Patent filed by Nanometrics and, in view of Nanometrics failure to file an appropriate response to the rejection, on August 16, 2007, the PTO issued a Notice of Intent to Issue a Re-examination Certificate, cancelling all 5 claims of the patent.

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

        While we believe that we would be successful in any litigation seeking to enforce our patent rights, the ultimate outcome of any litigation or other legal proceedings cannot be predicted.

        In September 2006, we invited companies to submit bids to license or buy some of our patents. These patents have substantial value because the industry is on the threshold of widespread adoption of integrated metrology and the methods covered by the patents are critical for advanced manufacturing of semiconductors. We were pioneering the use of an auction model to set a market price for patent licenses by offering to the highest bidder licenses for six of our patents pertaining to the use of a lithography tool with integrated metrology in semiconductor processing lines. Participants in the auction also have the option to bid for full ownership of the patents, which represent only a small portion of Nova’s extensive patent portfolio. The auction covers two groups of patents:

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

        In July 13, 2007, Nova reached an agreement to license the patents to a large semiconductor manufacturer for a total consideration of more than US$1 million. We are still under a process of ongoing interactions with a number of other entities for sale or license of the patents.

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

        We also seek to establish and maintain close and mutually beneficial relationships with our customers by consistently providing them with a high level of service, support and new capabilities. We have established a global network of direct sales and marketing, customer service and applications support offices. We maintain sales, service or applications offices in Europe, Israel, Japan, Korea, Singapore, Taiwan, and the U.S., with a total staff of 92 people. These offices provide highly qualified application support specialists, training to process equipment manufacturer customers and end users, marketing, demonstrations and evaluations, spare parts hubs and sales and support engineers.

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

        The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	Year ended December 31,
	2006	2007	2008
	(in thousands)

U.S.	$16,525	$15,861	$9,671
Europe	4,800	7,405	3,712
Japan	3,214	2,686	3,776
Asia-Pacific (excluding Japan)	23,753	32,125	21,810

Total	$48,292	$58,077	$38,969

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

	Year ended December 31,
	2006	2007	2008

Total revenues from five largest customers	79%	87%	67%

Range of revenues from five largest customers	1%-46%	1%-47%	3%-37%

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

        Our current integrated products primarily compete with products manufactured by Nanometrics, Inc. We have gained market share with the successful launch of NovaScan 3090 but we expect our integrated products to face intense competition in the coming years. In the scatterometry field, we face intense competition in both integrated and stand-alone metrology, from several companies.

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

        We have our manufacturing facility, which is located in Ness-Ziona, Israel, divided into 2 buildings. Any event affecting this facility, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues.

Capital Expenditures

        Our capital expenditures are primarily for network infrastructure, computer hardware and software, leasehold improvements of our facilities and system demonstration and development tools. None of these assets are held as collateral or guarantee other obligations. For additional information on our capital expenditures, see “Liquidity and Capital Resources” starting on page 28.

Political and Economic Conditions in Israel

        We are incorporated under the laws of the State of Israel, and our principal offices and manufacturing facilities are located in Israel. We are, therefore, directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations. Additionally, many of our male employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Force and virtually all such employees are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since we began our operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect of the expansion or reduction of such obligations.

Government Regulation

        For information relating to the impact of certain government regulations on our business, see “Grants from the Office of the Chief Scientist” starting on page 29.

4.C	Organizational Structure

Our Subsidiaries

        Our subsidiaries and the countries of their incorporation are as follows:

Name of Subsidiary	Country of Incorporation

Nova Measuring Instruments Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Netherlands B.V.	Netherlands

4.D	Property, Plant and Equipment

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

        Our U.S. subsidiary leases approximately 300 square meters in Santa Clara, California, for use as a pre-sale and support facility. Our Japanese and Taiwan subsidiaries lease approximately 200 and 400 square meters for use as a service and pre-sale facility, respectively. In the first quarter of 2009, we closed our facility in Phoenix, Arizona, USA. The costs related to the closing of this facility were included in 2008 financials.

        We believe that our facilities and equipment are in good operating condition and adequate for their present usage.

Item4A. Unresolved Staff Comments

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

        In 2003, demand for semiconductors started to increase and, as a result, demand for capital equipment by semiconductor manufacturers also increased. This increased demand continued in 2004. Accordingly, our financial results for 2003 and 2004 improved. In 2005, however, demand for capital equipment decreased and the decrease is reflected in our financial results for 2005, in which we suffered steeper losses than in 2003 and 2004. In 2006 we experienced significant growth and our sales grew 60% compared to 2005. This growth was a result of an overall upturn in the industry as well as successful proliferation of our latest model the NovaScan 3090. In 2007 we experienced a 20% growth in sales compared to 2006. However, over the past year, demand for our metrology products decreased as a result of the overall slow-down in the semiconductor industry and global recession, and we have experienced a 33% decline in revenues in 2008 compared to 2007. The existing industry reports indicate a downturn in 2009. Due to the expected downturn, we have made cost reductions including head-count reduction of our work force.

        We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2008, product sales accounted for 66% of our total revenues and services accounted for 34%. Presently, we have no significant long-term debt, and during 2008 we used $2.9 million of our overall cash reserves. As of the end of 2008, we had working capital of $20 million.

        From quarter to quarter and from year to year, our revenues can vary significantly for a number of reasons. Importantly, we do not have long-term or multi-unit purchase contracts with our customers. Therefore, while most of our customers have purchased multiple systems from us and we anticipate that our customers will continue to do so, our customers can determine at any time to stop doing business with us. In addition, primarily because the semiconductor industry is dominated by a small number of large companies, our customer base is concentrated among a limited number of customers. A loss of any single customer could cause our revenues to decrease by a material amount. Furthermore, because our systems range in price from approximately $0.1 million to approximately $1 million, the loss of relatively few sales could also cause our revenue to decrease by a material amount. Our service revenues, which in the past tended to be more predictable and less subject to wide fluctuations, helped us decrease the volatility in our revenues.

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

        When evaluating the performance of the Company, our management tends to focus on several financial metrics and several qualitative areas such as: gross margins; warranty cost per system and warranty costs as a percentage of sale price; inventory as a percentage of yearly sales; days sales outstanding; and the mixture of our sales and geographical distribution of installations of our systems at end users sites compared to industry capital equipment trends. Blended gross margins in 2008 were 33%, while product sales presented gross margins of approximately 46% and services presented gross margins of 9%. In 2008, warranty costs amounted to approximately 8% of the average sale price of our products. Factors that affect warranty costs include the number of systems installed in a specific site or territory and the maturity of the products. Our average inventory levels in 2008 were approximately 15% of yearly sales. In 2008, average days sales outstanding for total revenues were 57 and ranged between 52 and 67 days over the four quarters of 2008. Geographical distribution analysis of installation at end user sites of our products reveals some increase in the installations of our products in Asia Pacific (excluding Japan) from 55% in 2007 to 56% in 2008 and a corresponding decrease in installations mainly in the U.S. and Japan.

Significant Events in 2008 and Outlook for 2009

        The year 2008 had several significant events:

—	A decrease in revenues of approximately 33% from the previous year as a result of the severe business downturn suffered by the semiconductor equipment sector as well as the global economic conditions.

—	A significant increase in the number of stand alone metrology customers.

—	The release and shipment of a new stand alone metrology tool called the NovaT500 which offers a significant breakthrough in measurement throughput and tool cost of ownership.

—	Final closure of the x-ray product group and related activities globally.

—	Cost reduction programs which were necessary to realign the operation with the decline in business volumes.

        In 2009, Nova will focus on continuing development of its current technology for both stand alone and integrated metrology product sectors both in hardware and software. Over the next three years, Nova anticipates introducing future generations of its current products and new products to address the advancing technology trends toward feature sizes of 45 nm and below and new processes and materials. We believe that in 2009 our business opportunities will most likely come from the increased need for monitoring and controlling which result from decreasing feature sizes, and the accelerated move to new materials. The main challenges and risks we see are to be “on time” with the right process control solutions to meet the needs of our existing and new customers. In order to address these risks and challenges, we are working closely with leading customers’ development process groups and with the leading process equipment manufacturers. The purpose of working closely with customers and process equipment manufacturers is to receive from them as early as possible information and feedback on the metrology and process needs of the upcoming new manufacturing processes and materials. We believe that receiving this information as early as possible will assist us in developing metrology solutions to meet the new needs of the semiconductor industry. In tandem with this type of long term development, our ongoing marketing activity supports our current products with short term improvements to answer the customers’ ongoing needs and to make required changes. Given the continuation of the difficult economic conditions felt globally and across all industries, we will continue to take measures to control our expenses and to reduce our cash expenditures.

        Currently, our main revenue generator continues to be the oxide CMP integrated metrology product line and sales of our integrated metrology oxide CMP product line are affected by the total number of process tools sold in this segment. In years prior to 2003, the oxide CMP represented more than 50% of the entire CMP equipment market. Since 2004, this percentage decreased and we expect it to continue to decrease as copper CMP equipment is expected to increase its relative portion of the overall CMP equipment market. Given this shift, we have spent development resources with both customers and process equipment manufacturers to accommodate the needs of the Copper CMP process. These needs are different from those of Oxide CMP. We have been offering and will continue to offer a solution for Copper CMP, which has been adopted on a smaller scale than the Oxide CMP solution. We continue to strive to increase its proliferation, though we can not foresee what will ultimately be the process control needs for copper CMP, and whether the products and solutions we introduce for the copper CMP market will be accepted.

        In the past few years we have also worked collaboratively with two of the three leading etch manufacturers to integrate our metrology for a process control scheme similar to the concept used in CMP. Though this integration offers advanced capabilities, its adoption in the market place has been slow. In 2008 we saw an increased interest in this solution and added some new customers. We also took part in the further development of process control solutions for this integration. The growth in interest is very much related to the move to a more advanced patterning technique called double patterning. This method was developed by both etch and lithography tool manufacturers and though it offers unique ways to advance technology shrinks it increases the need for closer process monitoring and control. We are constantly monitoring technological advancements and the applicability of our technology to those advancements, but we cannot foresee the extent to which our solutions will ultimately be adopted. We also started collaborative work with a lithography track manufacturer, again, utilizing our integrated metrology platform. First customer installations took place in 2008. As per the situation of the etch market, this market is at its early stages and its advancement to a larger scale has not yet taken place.

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

Inventories Write-Off

        We value our inventory at the lower of either the actual cost or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. As demonstrated during 2008, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand, which could lead to losses. In addition, our industry is characterized by rapid technological change, frequent new product developments, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

        For a discussion of other significant accounting policies used in the preparation of our financial statements and recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements contained elsewhere in this report.

5.A	Operating Results

Overview

        A significant portion of our revenues historically has been derived from customers in the U.S., however, we expect that U.S. sales as a percentage of total sales may decrease if the portion of our sales directly to semiconductor manufacturers, rather than through process equipment manufacturers, will increase. In 2006, 68% of our revenues were derived from U.S. customers, 10% were from European customers, 13% were from Japanese customers, and 9% were derived mainly from Asian (other than Japanese) customers. In 2007, 63% of our revenues were derived from U.S. customers, 8% were from European customers, 20% were from Japanese customers, and 9% were derived mainly from Asian (other than Japanese) customers. In 2008, 50% of our revenues were derived from U.S. customers, 8% were from European customers, 17% were from Japanese customers, and 25% were derived mainly from Asian (other than Japanese) customers.

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

	2006	2007	2008

USA	34%	27%	25%
Europe	10%	13%	9%
Japan	7%	5%	10%
Asia-Pacific (excluding Japan)	49%	55%	56%

Total	100%	100%	100%

        Historically, a substantial portion of our revenues has come from a small number of customers. In 2006, 2007 and 2008 our five largest customers accounted for 79%, 87% and 67% of our revenues, respectively. In 2006, 2007 and 2008 our single largest customer accounted for 46%, 47% and 37% of our revenues, respectively. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered being major customers and the percentage of our revenue represented by each major customer may vary from period to period. Therefore, the loss of any one of our major customers could materially and adversely affect us.

        The sales cycle for our systems typically ranges from 3 to 24 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the introduction of a new type of system to a production line. We have a relatively low backlog. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2008, our inventory levels at the end of each quarter ranged from $10 million to $7 million. We planned our 2008 inventories for sales of 200 mm systems and 300 mm systems according to our expectation that approximately 90% of equipment sales would be for 300 mm equipment and that the NovaScan 3090 would account for most of our sales of 300 mm systems. Actual sales in 2008 were similar to this plan. In 2009, we anticipate continued proliferation of the new NovaScan 3090 Next product for the 300 mm market, and expect that overall 300mm sales will continue to account for over 90% of our revenues. If our actual sales are significantly different from our expectations, we may have to write-off some of our inventory.

        We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified. In general, because shipment dates may be changed and customers may cancel or delay orders with little or no penalty, our backlog as of any particular date may not be a reliable indicator of actual sales for any succeeding period.

        Our revenues decreased by 33% in 2008 following a 20% increase in 2007 and a 60% decrease in 2006.

        The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2006	2007	2008

Revenues from product sales	79.2%	78.5%	65.9%
Revenues from services	20.8%	20.2%	34.1%
Revenues from IP Licensing	-	1.3%	-

Total revenues	100.0%	100.0%	100.0%

Cost of products sale	38.8%	38.3%	32.2%
Inventory write-off and inventory purchase commitments losses	-	0.5%	3.6%
Cost of services	18.7%	18.4%	30.9%

Total cost of revenues	57.5%	57.2%	66.7%

Gross profit	42.5%	42.8%	33.3%

Operating expenses:
Research and development expenses, net	19.0%	15.8%	22.1%
Sales and marketing expenses	18.1%	17.5%	19.2%
General and administrative expenses	10.6%	8.3%	8.2%
Impairment loss on intangibles and equipment related to
Hypernex assets and liabilities acquisition	-	6.6%	1.7%

Total operating expenses	47.7%	48.2%	51.2%

Operating loss	(5.2)%	(5.4)%	(17.9)%

Financing income (expenses), net	1.2%	(1.3)%	4.0%

Net loss	(4.0)%	(6.7)%	(13.9)%

Comparison of Years Ended December 31, 2008 and 2007

        Revenues. Our revenues in 2008 decreased by $19.1 million, or 33%, compared to 2007, with revenues attributable to product sales accounted for $25.7 million, a decrease of $19.9 million, or 44%, compared to 2007, and revenues attributable to services accounted for $13.3 million, an increase of $1.6 million, or 13.6%, compared to 2007. Revenues in 2007 also included $0.8 million attributable to IP licensing. The decrease in product sales revenue in 2008 was attributed mainly to the decrease in demand for our integrated metrology products resulting from an overall slow-down in the semiconductor industry. The increase in services revenues is attributed mainly to new service contracts and higher time and materials sales in 2008 compared to 2007.

        Cost of Revenues and Gross Profit. Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2008 was $13.9 million, a decrease of $8.7 million, or 38.5%, compared to 2007. This decrease is attributable mainly to the decrease in the number of systems sold in 2008. Our cost of revenues attributable to product sales, as a percentage of product revenues in 2008, was 54.2%, compared to 49.5% in 2007. Our cost of goods sold in 2008 and 2007 include inventory write-off of $1.4 million and $0.3 million, respectively. Our gross margin attributable to product revenues in 2008 was 45.8%, compared to 50.5% in 2007. This decrease in gross margins in 2008 is related mainly to the decrease in our integrated metrology products revenues and to the need to write-off inventories as a result of this decrease.

        Our cost of revenues attributable to services in 2008 was $12.1 million, an increase of $1.4 million, or 12.7%, compared to 2007. This increase is attributable mainly to labor and material costs relating to the supply of new service contracts and spare parts. Our gross margin attributable to services revenues in 2008 was 9.3%, compared to 8.6% in 2007.

        Our overall gross profit decreased by 47.7% to $13.0 million in 2008, compared to $24.8 million in 2007. Our overall gross margin was 33.3% and 42.7% of our total revenues in 2008 and 2007, respectively. The decrease in overall gross margins in year 2008 is attributable mainly to the decrease in our products revenues.

        Research and Development Expenses, Net. Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the Israel Office of the Chief Scientist. Our net research and development expenses decreased by 5.9% to $8.6 million in 2008, compared to $9.1 million in 2007, after offsetting grants received or receivable from the Office of the Chief Scientist of $2.0 million in 2008 and $2.4 million in 2007. In 2008, net research and development expenses represented 22.1% of our revenues compared to 15.7% of our revenues in 2007, due to the significant decrease in our revenues in 2008.

        Approximately $4.5 million of our net research and development expenses in 2008 resulted from our research and development efforts relating to current integrated metrology and stand alone products activities. Approximately $4.1 million of our net research and development expenses in 2008 were related to developing a technology infrastructure for next generation metrology tools platforms, mainly for the stand alone metrology market segments, including x-ray technology, and to creating a new technology infrastructure for scatterometry based metrology solutions.

        Sales and Marketing. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel and royalties. Our sales and marketing expenses decreased by 26% to $7.5 million in 2008, compared to $10.2 million in 2007. This decrease is attributable to a decrease in expenses associated with evaluations, commissions and the levels of sales activity. Sales and marketing expenses represented 19.2% and 17.5%, of our revenues in 2008 and 2007, respectively. The increase as a percentage of revenue is related to the lower volume of revenues in 2008, which was partially offset by the significant decrease in sales and marketing costs.

        General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses decreased by 33.8% to $3.2 million in 2008, compared to $4.8 million in 2007. This decrease is primarily attributed to a decrease in legal expenses related to the intellectual property infringement law suits which were settled in April 2007. General and administrative expenses represented 8.2% and 8.3% of our revenues in 2008 and 2007, respectively.

        Other Operating Expenses. During 2008, we incurred a $0.6 million impairment loss related to the acquisition of HyperNex assets and liabilities, compared with $3.8 million in 2007.

        Financial Income, Net. Financial income, net, for year 2008, includes a gain of $1.4 million related to the sale of short term investments (Auction Rate Securities) that were impaired at the same amount in 2007. Excluding the gain or loss related to the Auction Rate Securities, financial income, net, decreased to $0.2 million in 2008 from $0.6 million in 2007. This decrease is attributable to the decrease in interest rates in year 2008 relative to 2007, as well as to the impact of currency exchange rate fluctuations.

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

        Research and Development Expenses, Net. Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the Israel Office of the Chief Scientist. Our net research and development expenses decreased by 0.3% to $9.1 million in 2007 from $9.2 million in 2006, after offsetting grants received or receivable from the Office of the Chief Scientist of $2.4 million in 2007 and $1.9 million in 2006. In 2007, net research and development expenses represented 15.8% of our revenues compared to 19% of our revenues in 2006, due to the significant increase in our revenues in 2007.

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

        Sales and Marketing. Sales and marketing expenses are comprised mainly of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel and royalties. Our sales and marketing expenses increased by 16% to $10.2 million in 2007 from $8.8 million in 2006. This increase is attributable to increased expenses associated with evaluations, commissions and sales activity mainly in the Asia Pacific region. Sales and marketing expenses represented 17.5% and 18.1%, of our revenues in 2007 and 2006, respectively. The decrease as a percentage of revenue is related to the higher volume of revenues in 2007.

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

5.B	Liquidity and Capital Resources

        As of December 31, 2008, we had working capital of approximately $20 million compared to working capital of $21 million as of December 31, 2007.

        Cash and cash equivalents, short-term and long-term deposits and securities held to maturity as of December 31, 2008 were $20.0 million compared to $22.9 million as of December 31, 2007.

        Trade accounts receivable decreased from $9.1 million as of December 31, 2007 to $2.8 million as of December 31, 2008. This decrease is attributable mainly to the decrease in revenues in the fourth quarter of 2008 relative to the fourth quarter of 2007. Inventories decreased from $8.5 million as of December 31, 2007 to $6.9 million as of December 31, 2008, mainly due to a $1.4 million inventory write-off in year 2008.

        Operating activities in 2008 generated negative cash flow of $3.3 million compared to a positive cash flow of $4.6 million in 2007. The decrease in cash flow is associated mainly with the decrease in revenues and related loss in 2008.

        The following table describes our investments in capital expenditures during the last three years:

	2006		2007		2008
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
	(in dollar thousands)

Electronic equipment	955	81	1,953	51	968	3
Office furniture and equipment	14	14	27	32	11	8
Leasehold improvements	288	12	11	97	21	21

Total	1,227	107	1,991	180	1,000	32

        In 2008, the investment in capital expenditures was financed from our cash reserves. The decrease in capital expenditures for electronic equipment in 2008 is attributable mainly to a decrease in capital expenditure of electronic equipment used for our research and development labs and systems for our demonstration centers and application development, following the extensive investments in such equipment in 2007. Although we currently have no significant capital commitments, we expect to spend approximately $0.5 million on capital expenditures in year 2009, mainly for information systems improvements (software and hardware) and electronic equipment used in our research and development labs.

        Our principal liquidity requirement is expected to be for working capital. We believe that our current cash reserves will be adequate to fund our activities for at least the next 12 months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with the remaining net proceeds of our initial public offering, together with positive cash flow from operations, if any. If these funds are insufficient to finance our activities, we will have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

        Presently, we have no long-term debt, nor any readily available source of long-term debt financing such as a line of credit.

        During 2007, short-term investments in the amount of $2.9 million in Auction Rate Securities experienced failed auctions. Accordingly, these investments were classified as long-term investments in our financial statements as of December 31, 2007. During 2008, our Auction Rate Securities were repurchased at their full par value, by the custodian of these investments, as part of a repurchase arrangement with that custodian. We did not incur any costs in connection with this repurchase arrangement, as it was based on a settlement arrangement between the custodian and the US authorities. Accordingly, in our financial statements for 2008, we have reported a one-time gain of $1.4 million as a result of this arrangement. For additional information see Note 2G in the financial statements.

        With regard to usage of hedging financial instruments and the impact of inflation and currency fluctuations, see “Quantitative and Qualitative Disclosures about Market Risk”starting on page 55.

5.C	Research and Development, Patents and Licenses, etc.

        For information regarding our research and development activities, see “Research and Development” starting on page 18.

Grants from the Office of the Chief Scientist

        Under the Law for the Encouragement of Industrial Research and Development, 1984, a qualifying research and development program is eligible for grants of up to 50% of the program’s expenses. The program must be approved by a committee of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. The recipient of the grants is required to return the grants by the payment of royalties on the revenues derived from using the grants. Current regulations promulgated under the law provide for the payment of royalties to the Office of the Chief Scientist ranging from 3% to 5% on the revenues derived from using the grants until 100% of the grants are repaid. Grants received under programs approved after January 1, 1999 will accrue interest at an annual rate of the 12-month LIBOR applicable to dollar deposits. Royalties are paid in NIS linked to the dollar at the exchange rate in effect at the time of payment. Following the full payment of such royalties and interest, there is generally no further liability for payment.

        The terms of the grants under the law require that we manufacture the products developed with these grants in Israel. These restrictions apply even after grants are fully repaid. Under the regulations promulgated under the law, the products may be manufactured outside Israel by us or by another entity and know-how may be transferred outside of Israel, only if prior approval is received from the Office of the Chief Scientist. This approval may be given only if we abide by all the provisions of the law and related regulations. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay increased royalties and as a condition to obtaining approval to transfer know-how outside Israel, ordinarily we would be required to pay a lump sum, all as defined under the relevant law. If we perform the manufacturing, the increased royalties would ordinarily be one percentage point above the otherwise applicable royalty rate. If the manufacturing is performed by an entity other than us, the rate would depend on the amount of manufacturing performed outside of Israel and the size of the grants in relation to the investments made by us in the project. The total amount to be repaid to the Office of the Chief Scientist would also be adjusted to between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel. If we wish to transfer know-how, the terms for approval shall be determined according to the character of the transaction and the consideration paid to us for such transfer. Approval of the transfer of technology to another Israeli company may be granted only if the recipient abides by all the provisions of the law and related regulations, including the restrictions on the transfer of know-how outside of Israel and the obligation to pay royalties in an amount that may be increased. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted.

        As of December 31, 2008, we received grants from the Office of the Chief Scientist totaling $14 million. Because the implementation of regulations raising royalty rates to between 3% and 6% has been deferred, we are obligated to pay royalties of 3%-3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2008, our contingent liability to the Office of the Chief Scientist for grants received was approximately $8 million. See also Note 8A to our consolidated financial statements contained elsewhere in this report.

        The funds available for grants from the Office of the Chief Scientist were reduced for 2004 and 2005, and the Israeli authorities have indicated that the government may further reduce or abolish grants of this kind in the future. Even if these grants are maintained, we might not receive them in the future and cannot presently predict the amount of any grants we might receive.

        In addition to royalty-bearing grants from the Office of the Chief Scientist, in 2008, we participated in two programs sponsored by the Office of Chief Scientist. In one program, we are a member of a research consortium comprised of several Israeli high technology companies, which are engaged in the development of multimedia on-line technology. In the other program, we are cooperating with a research institute in Israel for the development of advanced measurement techniques. In both programs, the Office of the Chief Scientist contributes 66% of the approved research and development budget for the research consortium and the members of the research consortium contribute the remaining 34%. No royalties from this funding are payable to the Israeli government, however, the provisions of the law and related regulations regarding the restrictions on the transfer of know-how outside of Israel apply to these programs. Expenses in excess of the approved budget are borne by the consortium members. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right to utilize and implement such technology without having to pay royalties to the developing consortium member. As of December 31, 2008, we had received approximately $4 million in grants from the Office of Chief Scientist in connection with these programs.

5.D	Trend Information

        For Information regarding most significant recent trends in our market, see “The World Economy is Entering a Recession” starting on page 12.

5.E	Off-Balance Sheet Arrangements

        We do not have and are not party to any off-balance sheet arrangements.

5.F	Tabular Disclosure of Contractual Obligations

        As of December 31, 2008 we had contractual obligations as described in the following table:

	Payment due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Obligations	3,280	931	2,199	150	-
Purchase Obligations	3,228	3,067	161	-	-
Other Long Term Liabilities	40	-	40	-	-

Total	6,548	3,998	2,400	150	-

Item 6. Directors, Senior Management and Employees

6.A	Directors and Senior Management

        The following is the list of senior management and directors as of March 2, 2009:

Name	Age	Position

Micha Brunstein	65	Chairman of the board of directors
Giora Dishon	64	Director and co-founder
Moshe Finarov	56	Director and co-founder
Avi Kerbs	62	Director
Alon Dumanis	58	Director
Dan Falk	64	External Director
Naama Zeldis	45	External Director
Nicolas Bright	53	Director
Avi Cohen	55	Director
Gabi Seligsohn	42	President and Chief Executive Officer
Dror David	39	Chief Financial Officer
Avi Magid	47	Executive Vice President Global Business Management Group
Gabi Sharon	46	Vice President Operations
Boaz Brill	44	Vice President Technology Development
Hila Mukevisius	34	Vice President Human Resources

        Our directors (other than the external directors) serve as such until the next annual general meeting of our shareholders. Our external directors, in accordance with Israeli law, serve for a three-year term, which may be renewed for one additional three-year term and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our company. Mr. Dan Falk was elected in 2005 to serve for a three-year term that expired in 2008 and was re-elected in 2008 for an additional three-year term. Ms. Zeldis was elected in 2006 and her term expires on August 30, 2009.

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

        Dr. Moshe Finarov is a co-founder of Nova and a member of our board of directors. He has served as Chief Technology Officer and VP Technology from Nova’s formation in 1993 until August 2006. From 1989 to 1993 he served as Senior Physicist at Orbotech Ltd. and from 1974 to 1988 he was employed at PULSAR and ENIMS Scientific Research Institutes in Moscow. Dr. Finarov holds a Ph.D in Semiconductor Physics and a M.Sc. in Microelectronics from Moscow Steel & Alloys Institute. He is named on approximately 50 U.S. patents and published approximately 40 papers.

        Mr. Avi Kerbs has served as a director of Nova since 1993. He serves as the President and Chief Executive Officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital company and has served in this capacity since 1991. Teuza-A Fairchild Technology Venture Ltd. is a major shareholder of Nova. He serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and a M.Sc. in Management from the Technion – Israel Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors and the Haifa University Board of Governors. Mr. Kerbs is also a member of the Board of CPI – Cerebral Palsy International Foundation in the U.S. Mr. Kerbs was originally appointed to our board of directors by Teuza.

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

        Mr. Dan Falk was elected as the Company’s external director in accordance with the provisions of the Companies Law in 2005, and was re-elected for an additional term on September 25, 2008. Mr. Falk is a business consultant to public and private companies. During 1999 to 2000, Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV. Prior to that, Mr. Falk served as Executive Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk serves as a member of various companies’ boards of directors such as Orbotech Ltd., Nice Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., ClickSoftware Technologies, Ltd., Jacada Ltd., (all of which are companies publicly traded in the United States). Mr. Falk also serves as the chairman of the board of directors of Orad Hi-tech Systems Ltd. and as a board member of Dmatek Ltd., AVT Ltd., Amiad Filtration Systems Ltd., Oridion Medical Ltd. (all of which are companies publicly traded in Europe) and Plastopil Ltd. (traded in TASE). Mr. Falk’s son-in-law is a junior partner at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., our outside counsel.

        Ms. Naama Zeldis was elected as the Company’s external director in accordance with the provisions of the Companies Law in 2006 and her term expires on August 30, 2009. Ms. Zeldis has been serving as Chief Financial Officer of Netafim Ltd. since December 2005. Prior to that, she served as Chief Financial Officer of EDS Israel, Radguard, and Director of Finance of RAD Data Communications. Ms. Zeldis has been serving as a member of the board of directors and of the audit committee of Metalink since Dec. 2006. Metalink is traded both on Nasdaq and on the Tel Aviv Stock Exchange. Ms. Zeldis holds a B.A. in Economics and an M.A. in Business Administration, majoring in Financing, from the Hebrew University of Jerusalem and a B.A. in Accounting from Tel-Aviv University.

        Mr. Nicolas Bright has served as a director of Nova since August 2007. Mr. Bright was Executive Vice President of Products at Lam Research Corporation, focusing on new business opportunities and markets. Mr. Bright joined Lam in 1998 and successfully led Lam’s 2300® businesses from research and development to market positioning and penetration. He has held various management positions within Lam, including Executive Vice President of Global Products and Regional Operations, Vice President of Technology and Engineering, and Senior Vice President and General Manager of Products. Prior to joining Lam, Mr. Bright spent 16 years at Applied Materials, Inc., where he held a variety of management positions in engineering and technology groups within etch, ion implant, and automation. In 2008 Mr. Bright rejoined Applied Materials, Inc.. Previously, Mr. Bright held management positions at General Electric Co. in the United Kingdom and ABB in Sweden. Mr. Bright holds B.Sc. and M.Sc. degrees in electrical and electronics engineering from Brunel University in England.

        Mr. Avi Cohen was elected to serve as a director of Nova by its board of directors on February 18, 2008. Mr. Cohen serves as President and Chief Executive Officer at Orbit Technology Group. Orbit develops, manufactures and supplies a wide range of superior performance communication equipment solutions for Mobile SatCom, Tracking and Audio Communication Management that are intended both for military and commercial applications and are used by leading global defense and commercial companies. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO at ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide.  Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor.  From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S.  During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group.  From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division.  Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel.  Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

        Mr. Gabi Seligsohn has served as the President and Chief Executive Officer since August 2006. Having joined Nova in 1998, Mr. Seligsohn has served in several key positions in the Company including as the Executive Vice President, Global Business Management Group from August 2005 to August 2006. From August 2002 until August 2005 he was President of Nova’s U.S. Subsidiary, Nova Measuring Instruments Inc. Prior to that he was Vice President Strategic Business Development at Nova Measuring Instruments Inc. where he established Nova’s OEM group managing the Applied Materials and Lam Research accounts between the year 2000 to 2002. From 1998 to 2000 he served as Global Strategic Account Manager for the Company’s five leading customers. Mr. Seligsohn joined Nova after two years service as Sales Manager for key financial accounts at Digital Equipment Corporation. Mr. Seligsohn holds an LL.B. from the University of Reading, Reading, England.

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

        Mr. Gabi Sharon is serving as Vice President of Operations since September 2006. Having joined Nova in 1995, Mr. Sharon served in several key positions in the Company including as Global Customer Support Manager from September 1995 to September 2004. From September 2004 until September 2006 Mr. Sharon managed the Product Development Division, and spearheaded the NovaScan 3090 product line and its successful market launch. For a period of 2 years, from 2004 to 2006, he also served as the Product Marketing Manager and led the initial penetration of the Copper CMP market.  Prior to joining Nova Mr. Sharon served as Project Manager in ECI Israel. Mr. Sharon holds a B.Sc. in Computer Science from Northeastern University, Boston, Massachusetts, and a M.Sc. in Technology Management from Polytechnic University, New York.

        Dr. Boaz Brill is serving as Vice President Technology Development since September 2006. Dr. Brill has been with Nova since 1999 and was the lead scientist who managed Nova’s entry into the Optical CD market and developed the NovaScan 3090 platform. A well-known technologist, he headed Nova’s Physics department. From 1995 until 1999, Dr. Brill served as System Engineer and Project Manager at El-Op Ltd. Dr. Brill holds a B.Sc. in Physics and Mathematics from the Hebrew University, Jerusalem, M.Sc and Ph.D in Physics from the Weizmann Institute of Science, Rehovot, Israel and MBA from Bradford University, UK. He has published over 10 patents and patent applications, mostly in the field of Optical CD.

        Ms. Hila Mukevisius is serving as Vice President Human Resources since May 2008. Ms. Mukevisius joined Nova after 8 years at Amdocs, a market leader in customer experience systems innovations, where she held several positions as HR Director of large scale global groups. Ms. Mukevisius holds a B.A. in Behavioral Science from the College of Management, Academic Studies, Tel Aviv, Israel, specializing in organization development.

Voting Agreement

        We are not aware of any voting agreement currently in effect.

6.B	Compensation

        The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2008 was approximately $1.7 million including approximately $0.5 million, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

        The total amount paid or payable to the directors, including external directors, for 2008 was $0.9 million. This sum includes $0.6 million paid during 2008 to two of our directors who were employed by the Company during 2007, according to the termination provisions of their employment agreements.

        As of March 2, 2009, 1,301,965 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 15 persons), of which 772,968 options are currently exercisable or exercisable within 60 days of March 2, 2009. See “Share Ownership” starting on p. 35.

        At the 2007 annual general meeting of the Company’s shareholders, the shareholders approved a new compensation arrangement for the Company’s directors (excluding the external directors, the chairman of the Board of Directors and, unless approved otherwise, any other director who is also an employee of the Company). At the 2008 annual general meeting of the Company’s shareholders, the shareholders approved the same compensation arrangement for the Company’s external directors. The compensation arrangement includes:

1.	An annual payment of US$ 12,000 (in an equivalent amount in NIS), subject to the minimal and maximal payment restrictions applicable to the Company under the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000, and the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 2000 (collectively, the “Regulations”).

2.	Additionally, the following payments (subject to the minimal and maximal payment restrictions applicable to the Company under the Regulations):

a.	for each meeting that the director or external director attends in person, an amount of US$ 600 (in an equivalent amount in NIS);

b.	for each execution of a written consent in lieu of a meeting, an amount of US$ 300 (in an equivalent amount in NIS); and

c.	for each meeting that the director or external director attends by teleconference, an amount of US$ 360 (in an equivalent amount in NIS).

3.	An annual award of an option to purchase up to 10,000 ordinary shares to be granted to each director or external director on the date of each annual general meeting at which such director or external director is elected or reelected. The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy.

        In addition, at the 2008 annual general meeting, the shareholders approved a one-time additional award of an option to purchase up to 10,000 ordinary shares to each of Mr. Dan Falk and Ms. Naama Zeldis, our external directors. The exercise price of the option was determined pursuant to the Company’s Equity Based Compensation Policy.

        In addition, at the 2008 annual general meeting, the shareholders approved an addition to the compensation package of Dr. Micha Brunstein, the chairman of our board of directors, of the following items: (i) an annual award of an option to purchase up to 10,000 ordinary shares to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected. The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy. The proposed terms of the options (i.e., the amount, exercise price and vesting schedule) are identical to the terms of the options currently granted to other directors on an annual basis; and (ii) a one-time additional award of an option to purchase up to 10,000 ordinary shares granted to Dr. Brunstein on September 25, 2008. The exercise price of the option was determined pursuant to the Company’s Equity Based Compensation Policy.

        Effective November 1, 2008, the Company resolved to temporarily reduce the compensation of all directors and officers of the Company, but excluding the compensation of external directors, whose compensation cannot be modified during the term of service under the Israeli law.

6.C	Board Practices

Board of Directors’ Committees

        The Company’s board of directors has appointed the following committees:

        The Audit Committee is comprised of Dan Falk, Naama Zeldis and Avi Cohen. The functions of the audit committee according to Israeli Law are to locate and monitor deficiencies in the management of the Company, including in consultation with the independent auditors and the internal auditor, and to advise the board of directors on how to correct such deficiencies. The audit committee is also responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. Furthermore, the audit committee is also responsible for approving related party transactions. In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Brightman Almagor Zohar & Co. a member of Deloitte Touche Tohmatsu and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The audit committee operates under a charter adopted by the board of directors.

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

        On December 18, 2008, our board of directors resolved to abolish the Investment Committee. The matters that were under the scope of the Investment Committee will be brought under the direct authority of our board of directors.

        All committees are acting according to written charters that were approved by our board of directors.

Internal Auditor

        Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Guy Sapir, C.P.A (Isr) of Kesselman &Kesselman PwC Israel. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

6.D	Employees

        Set forth below is a chart showing the number of people we employed at the times indicated:

	as of December 31,
	2006	2007	2008

Total Personnel	280	288	225

Located in Israel	168	181	147
Located abroad	112	107	78

In operations	60	71	56
In research and development	83	76	59
In global business	116	117	92
In general and administration	21	24	18

        We were a member of the Industrialists Association in Israel, an employer’s union until December 31, 2006. As a result of this membership, a number of collective bargaining agreements apply to us. Collective bargaining agreements principally deal with cost of living wage increases, paid vacation and holidays, length of the workday, wage tariffs, termination and severance payments. As of December 31, 2008, to the best of our knowledge, we have been providing our employees with benefits and working conditions that are at least as favorable as those found in the collective bargaining agreements. In Israel, Nova is subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order ensures the pension insurance of certain employees which fall under its criteria.

        Israeli labor laws and regulations apply to all employees employed by Nova. The laws are principally concerned with matters such as paid vacation, paid sick days, length of workday, payment for overtime and severance payments upon the retirement or death of an employee or termination of employment.

6.E	Share Ownership

        The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 2, 2009 by our executive officers and directors:

        Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission (the “Commission”) and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of March 2, 2009 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

        Each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 19,376,110 ordinary shares outstanding as of March 2, 2009, which excludes 2,229 ordinary shares held by us as “dormant shares” without voting or equity rights.

Executive Officers and Directors:	Number	Percent

Giora Dishon (1)	681,802	3.51%
Moshe Finarov (2)	700,701	3.61%
Gabi Seligsohn (3)	231,886	1.18%
15 directors and officers as a group (4)	2,087,902	10.36%

* All other directors and executive officers each beneficially owned less than 1% of the Company’s shares.

(1)     Includes 61,100 shares held by a trustee pursuant to Israeli tax laws and 63,760 shares subject to options that are immediately exercisable or exercisable within 60 days of March 2, 2009 (expiration dates: 2010-2014; exercise prices ($/share): 2.06-2.83).

(2)     Includes 53,760 shares subject to options that are immediately exercisable or exercisable within 60 days of March 2, 2009 (expiration dates: 2010-2014; exercise prices ($/share): 2.06-2.83).

(3)     Includes 220,735 shares subject to options that are immediately exercisable or exercisable within 60 days of March 2, 2009 (expiration dates: 2010-2014; exercise prices ($/share): 1.79-4.01).

(4)     Includes 772,968 shares subject to options that are immediately exercisable or exercisable within 60 days of March 2, 2009 (expiration dates: 2009-2014; exercise prices ($/share): 1.13-5.15).

Employee Benefit Plans

        We currently have five active share option plans. As of December 31, 2008, options to acquire 5,076,061 ordinary shares had been issued under these plans, of which 550,537 options to acquire shares have been exercised, 2,402,990 have been cancelled, 1,385,700 were exercisable and 736,834 options were unvested. The active share option plans are described below:

        Option Plan 5 – As of December 31, 2008, options to purchase 972,161 ordinary shares at an exercise prices which range from $1.13 to $2.46, the fair market value of Nova’s stock on the date of grant were granted; 222,995 options were exercised, 14,500 options were exercisable and 734,666 options had been cancelled;

        Option Plan 6 – As of December 31, 2008, options to purchase 960,000 ordinary shares at an exercise price of $2.06, the fair market value of Nova’s stock on the date of grant were granted; 296,622 options were exercised, 395,505 options were exercisable and 267,873 options had been cancelled. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

        Option Plan 7A – As of December 31, 2008, options to purchase 600,000 ordinary shares at exercise prices of $4.01 and $5.15, the fair market value of Nova’s stock on the date of grant, were granted; 199,060 were exercisable and 400,940 options had been cancelled. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

        Option Plan 7B – As of December 31, 2008, options to purchase 650,000 shares at an exercise price of $3.40, the fair market value of Nova’s stock on the date of grant, were granted; 221,000 were exercisable and 429,000 had been cancelled. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant;

        Option Plan 7C – As of December 31, 2008, options to purchase 153,000 ordinary shares at an exercise price of $2.20, the fair market value of Nova’s stock on the date of grant, were granted; 3,548 options were exercised, 21,924 options were exercisable, 122,452 options had been cancelled and 5,076 were unvested. We do not intend to grant any further options or shares under this plan;

        Option Plan 8 – As of December 31, 2008 options to purchase 1,496,900 ordinary shares at an exercise prices which range from $1.79 to $2.87 the fair market value of Nova’s stock based on the date of grant, were granted. As of December 31, 2008, 27,372 options were exercised, 533,711 options were exercisable, 436,059 options had been cancelled and 499,758 were unvested. We do not intend to grant any further options or shares under this plan; and

        2007 Incentive Plan – The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2008, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2008, options to purchase 244,000 ordinary shares at an exercise prices which range from $0.80 to $2.54, the fair market value of Nova’s stock based on the date of grant, were granted under this plan; 12,000 options had been cancelled and 232,000 were unvested. On February 17, 2009, options to purchase 155,000 ordinary shares were granted to our officers under this plan at an exercise price of $0.43. In addition, On February 17, 2009, 263,130 restricted shares units were granted to our senior employees.

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

        The following table summarizes information about share options outstanding as of December 31, 2008:

Outstanding as of December 31, 2008				Exercisable as of December 31, 2008
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.8-1.95	812,469	4.45	1.67	370,036	1.82
2.06-2.87	890,005	3.39	2.47	595,604	2.29
3.40	221,000	2.92	3.40	221,000	3.40
4.01	169,060	2.42	4.01	169,060	4.01
5.15	30,000	2.21	5.15	30,000	5.15

	2,122,534	3.65	2.42	1,385,700	2.61

        On August 8, 2006, pursuant to the Amended and Restated Asset Purchase Agreement with HyperNex and its stockholders, we issued 1,208,000 ordinary shares to HyperNex, which were distributed by HyperNex to its stockholders and 392,000 restricted shares were allocated to managers and employees of HyperNex. The Amended and Restated Asset Purchase Agreement, also provides the recipients of our ordinary shares with certain limited piggy-back registration rights. These piggy-back registration rights are subject to certain customary carve-outs and limitations as well as other limitations set forth in the Amended and Restated Asset Purchase Agreement. As of December 31, 2008, 388,979 of the shares allocated to managers and employees of HyperNex are fully vested.

Item 7. Major Shareholder and Related Party Transactions

A.	Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 2, 2009 for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

        Beneficial ownership of shares is determined under rules of the Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying warrants that are currently exercisable. Ordinary shares subject to these warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 19,376, 110 ordinary shares outstanding as of March 2, 2009, which excludes 2,229 ordinary shares held by us as “dormant shares” without voting or equity rights.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

Clal Electronics Industries Ltd.(1)	5,010,434	24.75%
Austin W. Marxe & David Greenhouse(2)	2,405,237	12.41%
Teuza - A Fairchild Technology Venture Ltd.(3)	1,453,407	7.50%
Teuza Management & Development (1991) Ltd.(3)	1,453,407	7.50%
Tamir Fishman Ventures II, L.L.C.(4)	1,175,600	6.07%
Shai Saul(4)	1,175,600	6.07%
Michael Elias(4)	1,182,850	6.10%
Tamir Fishman & Co. Ltd.(4)	1,180,700	6.09%
Eldad Tamir(4)	1,180,700	6.09%
Danny Fishman(4)	1,180,700	6.09%
Rima Managenent, LLC(5)	1,643,672	8.24%
Richard Mashaal(5)	1,643,672	8.24%

(1)	The information is based upon Amendment No. 3 to Schedule 13D filed with the Commission by, among others, Clal Electronics Industries Ltd., or “CEI”, on December 11, 2007 and information that was provided by Clal. The principal parent companies of the IDB Group are IDB Holding Corporation Ltd., or “IDBH”, and its majority-owned subsidiary, IDBD Corporation Ltd., or “IDBD”. Clal Industries and Investments Ltd., or “Clal” and CEI (a wholly owned subsidiary of Clal) are majority-owned subsidiaries of IDBD. IDBH is controlled as follows:

—	Ganden Holdings Ltd., or “Ganden”, which is a private Israeli company controlled by Nochi Dankner (who is also the chairman of IDBH, IDBD and Clal) and his sister Shelly Bergman, holds, as of September 6, 2007, directly and through a wholly-owned subsidiary, approximately 50% of the outstanding shares of IDBH (of which, approximately 12.31% of the outstanding shares of IDBH are held directly and approximately 37.7% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd. , or “Ganden Investment”, a private Israeli company, which is an indirect wholly owned subsidiary of Ganden). In addition, Shelly Bergman holds, through a wholly owned company, approximately 4.2% of the outstanding shares of IDBH;

—	Avraham Livnat Ltd., or “Livnat”, which is a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, Deputy Chairman of IDBD, co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD and Clal) holds, directly and through a wholly-owned subsidiary, approximately 11.7% of the outstanding shares of IDBH (of which, approximately 1.35% are held directly and approximately 10.37% of the outstanding shares of IDBH are held through Avraham Livnat Investments (2002) Ltd., or “Livnat Investment”, a private Israeli company, which is a wholly owned subsidiary of Livnat); and

—	Manor Holdings BA Ltd., or “Manor”, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is deputy chairman of IDBH and a director of IDBD and Clal, and whose son, Dori Manor, is a director of IDBH, IDBD and Clal) holds, directly and through a majority-owned subsidiary, approximately 11.7% of the outstanding shares of IDBH (of which, approximately 1.3% are held directly and approximately 10.4% of the outstanding shares of IDBH are held through Manor Investments – IDB Ltd. , or “Manor Investments”, a private Israeli company which is controlled by Manor). Manor also holds directly approximately 0.3% of the outstanding shares of IDB Development.

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

Including 872,092 ordinary shares currently issuable upon the exercise of warrants.

(2)	The information is based upon Amendment No. 5 to Schedule 13G filed with the Commission by Messrs. Marxe and Greenhouse on February 13, 2009. Includes 548,125 shares held by Special Situations Cayman Fund, L.P., 79,263 shares held by Special Situations Technology Fund, L.P., 406,233 shares held by Special Situations Technology Fund II, L.P., 91,724 shares held by Special Situations Fund III, L.P. and 1,279,892 shares held by Special Situations Fund III, QP, L.P.

(3)	The information was provided by Teuza Management & Development (1991) Ltd.

(4)	The information is based upon Amendment No. 2 to Schedule 13G filed with the Commission by, among others, Tamir Fishman Ventures II, LLC (“TFV”), on March 30, 2005: (i) five limited partnerships and a corporation directly beneficially own, in the aggregate, 1,175,600 shares; (ii) TFV beneficially owns 1,175,600 shares as the sole general partner of the five limited partnerships and by virtue of its management rights with respect to the corporation; (c) Shai Saul, is one of the managing members of TFV; (d) Michael Elias is one of the managing members of TFV and reports having sole voting and dispositive power over an additional 7,250 shares; (e) Tamir Fishman & Co. Ltd is one of the managing members of TFV and reports directly owning 5,100 additional shares; (f) Eldad Tamir and Danny Fishman are each Co-President and Co-CEO of Tamir Fishman & Co. Ltd. The total number of shares beneficially owned collectively by this group is 1,182,850.

(5)	The information is based upon Amendment No. 2 to Schedule 13G filed with the Commission by Rima Management, LLC and Richard Mashaal on February 17, 2009. Based upon such Amendment No. 2, the reporting persons disclaim beneficial ownership in the shares reported therein except to the extent of their pecuniary interest therein. Includes 581,393 ordinary shares issuable upon exercise of warrants currently exercisable.

All the shareholders of the Company have the same voting rights.

        To our knowledge, the only significant change in the percentage of ownership held by our major shareholders during the past three years has been the increase in the percentage of ownership held by CEI following the consummation of the transactions under that certain Share Purchase Agreement entered into by the Company and four investors, including CEI, on February 28, 2007. For additional information regarding this Share Purchase Agreement, see “Related Party Transactions” starting on page 37.

        As of December 31, 2008, our ordinary shares were held by 58 registered holders. Based on the information provided to us by our transfer agent, as of December 31, 2008, 45 registered holders were U.S. holders and held approximately 11% of outstanding ordinary shares.

Control of Registrant

        To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than ten percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B.	Related Party Transactions

        In 2005 we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $5,000,000. In 2006, we obtained directors’ and officers’ liability insurance for our officers and directors for the period from November 1, 2006 until October 31, 2007 with coverage in an aggregate amount of $7,500,000. This directors and officers’ liability insurance was presented and approved and ratified at the 2007 Annual General Meeting pursuant to requirements of the Companies Law. Furthermore, at the 2007 Annual General Meeting of Shareholders, the Company’s shareholders authorized the Company to renew the directors and officers’ liability insurance policies, provided, that the aggregate annual premium to be paid by the Company will not exceed 2% of the aggregate coverage of the directors and officers’ insurance policies and the aggregate coverage of the directors and officers’ insurance policies will not exceed the greater of $10 million or 20% of the Company’s shareholder equity. The insurer, the aggregate coverage amount under the directors and officers’ insurance policies and the annual premium to be paid for such coverage shall be determined prior to each renewal by the audit committee and the board of directors, which shall determine that the amounts are reasonable under the circumstances, taking into considerations market conditions. This resolution shall be valid until the termination of, and shall cover the purchase of, the directors and officers’insurance policies that are to be purchased by the Company prior to the annual general meeting of the Company’s shareholders to be held in 2010. In 2007 and 2008, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $7,500,000. This directors and officers’ liability insurance was presented and approved by the audit committee and the board according to the resolution of the 2007 Annual General Meeting pursuant to requirements of the Companies Law. In addition, we undertook to indemnify our officers and directors. Following the 2005 amendment to the Companies Law, on August 31, 2006, the shareholders at the Annual General Meeting approved an amended letter of indemnification to be given to our directors and officers. The aggregate indemnification amount that the Company will pay to all its officers and directors pursuant to these letters of indemnification shall not exceed $10,000,000 or 30% of the Company’s shareholders equity, according to the most recent consolidated financial statement prior to the date of indemnification payment, the higher of the two. Prior to that, we undertook to indemnify our officers and directors up to an aggregate amount of $15,000,000.

        For information relating to option granted to officers and directors, see “Share Ownership” starting on page 35.

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

        On August 31, 2006, our shareholders approved an agreement with Dr. Micha Brunstein, our Chairman of the Board of Directors. The term of engagement commenced as of June 19, 2006 and continues for an unlimited period, unless terminated in certain circumstances as stated in the agreement. Pursuant to the agreement, Dr. Brunstein is being paid a gross annual fee of $110,000 payable monthly in NIS and was granted options to purchase up to 150,000 ordinary shares under our Stock Option Plan No. 8. The employment agreement contains a change of control provision pursuant to which the vesting of the 150,000 options shall be accelerated in certain circumstances.

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

        On October 25, 2007, our shareholders approved to accelerate the options received by Mr. Joseph Ciechanover that were not vested at the date of his resignation from the board of directors and to extend the period in which Mr. Ciechanover may exercise the accelerated options to 180 days from the date of resignation.

        On September 25, 2008, our shareholders approved the same compensation arrangement as was approved to the other directors on October 25, 2007 for the Company’s external directors. In addition, on September 25, 2008 our shareholders approved a one-time additional award of an option to purchase up to 10,000 ordinary shares to each of Mr. Dan Falk and Ms. Naama Zeldis, our external directors. The exercise price of the option was determined pursuant to the Company’s Equity Based Compensation Policy.

        In addition, on September 25, 2008, our shareholders approved an addition to the compensation package of Dr. Micha Brunstein, the chairman of our board of directors, of the following items: (i) an annual award of an option to purchase up to 10,000 ordinary shares to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected. The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy. The proposed terms of the options (i.e., the amount, exercise price and vesting schedule) are identical to the terms of the options currently granted to other directors on an annual basis; and (ii) a one-time additional award of an option to purchase up to 10,000 ordinary shares granted to Dr. Brunstein on September 25, 2008. The exercise price of the option was determined pursuant to the Company’s Equity Based Compensation Policy.

        Effective November 1, 2008, we resolved to temporarily reduce the compensation of all directors and officers of the Company, but excluding the compensation of external directors, whose compensation cannot be modified during the term of service under the Israeli law.

7.C	Interest of Experts and Counsel

        Not applicable.

Item 8. Financial Information

8.A	Consolidated Statements and Other Financial Information

        See “Financial Statements” on page 57 of this report and pages F-1 through F-22.

Legal Proceedings

        From time to time, we are a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any significant legal proceedings, apart from those mentioned below.

        In March 2005, we filed a civil action in the United States District Court for the Northern District of California against Nanometrics, Inc. seeking to enforce our U.S. Patent No. 6,752,689 and in April 2006 Nanometrics filed a civil action in the United States District Court for the Northern District of California against us and our wholly-owned subsidiary, Nova Measuring Instruments Inc., seeking to enforce their U.S. Patent No. Re 34,783. Nova had filed a request for re-examination of the Nanometrics’ patent with the PTO. This request for re-examination was accepted by the PTO for review in December 2006. Nova filed with the court a motion for a stay in the patent litigation case pending completion of the re-examination process of the patent in the lawsuit by the PTO. After reading and considering the arguments presented by the parties, the Court granted Nova’s motion to stay. On May 25, 2007 the PTO rejected all 5 claims of U.S. Patent No. Re 34,783 filed by Nanometrics and, in view of Nanometrics’ failure to file an appropriate response to the rejection, on August 16, 2007, the PTO issued a Notice of Intent to Issue a Re-examination Certificate, cancelling all 5 claims of the patent. In October 2006, Nanometrics filed a lawsuit with the District Court of Northern California alleging that Nova infringes U.S. Patent Numbers 5,867,276, and 7,115,858 B1. In April 2007, we reached a settlement with Nanometrics regarding all three patent suits between the companies. We agreed to dismiss, without prejudice, all pending patent litigation between the two parties, and have further agreed not to file patent suits against the other party and/or any supplier or customer of the other party for patent infringement based on offers to sell, actual sales, manufacturing, purchase or use of any equipment of the other party for a period of one year. The settlement, which received court approval, terminated the three lawsuits pending in the U.S. District Court for the Northern District of California. No permanent settlement has been reached in these suits. Should the disputes be reopened, even if we are ultimately successful, it could result in substantial costs and diversion of time and effort by our management. This in and of itself could have a negative impact on us. For additional information regarding this litigation, see “Intellectual Property” starting on page 18.

Dividend Policies

        We anticipate that, for the foreseeable future, we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

        We obtained the status of “approved enterprise” under the Law for the Encouragement of Capital Investments, 1959, under which we may take advantage of certain tax exemptions. We may further obtain such status in the future. If we distribute a cash dividend from income which is tax exempt, we would have to pay corporate tax at a rate of up to 25% on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. For further description of the conditions limiting our ability to declare and pay dividends see “Israeli Taxation” starting on page 47.

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

Export Sales

        Substantially all of our products are sold to customers located outside Israel.

8.B	Significant Changes

        Not applicable.

Item 9. The Offer and Listing

9.A	Offer and Listing Details

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

Nasdaq Global Market

	Price per share (US$)
	High	Low

Yearly highs and lows
2004	8.21	3.00
2005	3.91	1.94
2006	2.90	1.45
2007	3.10	2.10
2008	2.55	0.41

Quarterly highs and lows

2007
Second quarter	3.09	2.54
Third quarter	3.05	2.21
Fourth quarter	2.99	2.10
2008
First quarter	2.55	1.70
Second quarter	2.17	1.25
Third quarter	1.60	1.11
Fourth quarter	1.27	0.41
2009
First quarter (until March 24, 2009)	1.00	0.37

Monthly highs and lows

September 2008	1.49	1.15
October 2008	1.27	0.80
November 2008	1.00	0.52
December 2008	0.98	0.41
January 2009	0.78	0.42
February 2009	0.60	0.34

Tel Aviv Stock Exchange*

	Price per share (NIS)
	High	Low

Yearly highs and lows
2005	14.89	9.56
2006	12.79	8.08
2007	13.75	8.50
2008	9.79	1.85

Quarterly highs and lows

2007
Second quarter	12.74	10.02
Third quarter	13.75	9.256
Fourth quarter	13.20	8.50
2008
First quarter	9.79	6.67
Second quarter	8.50	4.796
Third quarter	5.356	4.283
Fourth quarter	4.50	1.85
2009
First quarter (until March 24, 2009)	2.84	2.05

Monthly highs and lows

September 2008	5.35	4.28
October 2008	4.50	3.40
November 2008	3.55	2.002
December 2008	3.703	1.85
January 2009	2.52	1.993
February 2009	2.37	1.53

*During 2004 there was no market activity on the TASE

9.B	Plan of Distribution

        Not applicable.

9.C	Markets

        Our ordinary shares are quoted on the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol “NVMI.”

9.D	Selling Shareholders

        Not applicable.

9.E	Dilution

        Not applicable.

9.F	Expenses on the Issue

        Not applicable.

Item 10. Additional Information

10.A	Share Capital

        Not applicable.

10.B	Memorandum and Articles of Association

        Set forth below is a summary of certain provisions of the Company’s Amended and Restated Articles of Association, as adopted by the Company’s shareholders on September 25, 2008, and Israeli law affecting shareholders of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to our memorandum and amended and restated articles of association and such law. On September 25, 2008 our shareholders adopted the amended and restated articles of association of the Company (for the purposes of this Item, the “Amended Articles”)

        Registration. The Company was incepted and registered in the Israeli Registrar of Company’s on May 17, 1993, under registration number 51-181-246-3.

        Purpose of the Company. The purposes of the Company, as provided by Article 4 of our Amended Articles, are (a) to invent, design, plan, develop, manufacture, market and trade in the field of measuring instruments in electronics, micro-electronics, medicine, chemistry, metallurgy, ceramics and any other field, (b) to initiate, participate, manage, execute, import and export any kind of project within the borders of the State of Israel and/or outside Israel, (c) to register patents, trademarks, trade names intellectual property rights marketing rights and any other right of any kind whatsoever, both in Israel and abroad and (d) to engage in any legal activity, both in Israel and abroad.

        Approval of Related Party Transaction; Corporate Borrowings. The Companies Law, to which the Company is subject, requires that an office holder of a company, including directors and executive officers, promptly disclose to the board of directors of that company any personal interest that the office holder may have and all related material information known about any existing or proposed transaction with the company. The approval of the board of directors is required for a transaction between the company and its office holder or between the company and another person in which the office holder has a personal interest that is not an “extraordinary transaction,” unless the Amended Articles provide otherwise. If the transaction is an “extraordinary transaction,” it also requires the approval of the audit committee prior to its being approved by the board of directors. In the event that the transaction is between the company and a director regarding the director’s terms of engagement with the company, including with regard to other positions in the company filled by the director and including with respect to indemnification, insurance and exemptions, the transaction requires the approval of the audit committee, the board of directors and the shareholders.

        The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Approving an extraordinary transaction with a controlling shareholder requires the approval of the company’s audit committee, the board of directors and the company’s shareholders. Approval by the company’s shareholder must be by the affirmative vote of a majority of the shares attending in person or by proxy and, in addition, at least one third of the holders of shares who do not have a personal interest in approving the transaction attending in person or represented by proxy must vote in favor of the proposal (shares held by abstaining shareholders are not considered), or the aggregate number of shares voted against the proposal must not exceed one per cent (1%) of a company’s voting rights.

        Under our Amended Articles, a transaction by the Company with an office holder including transactions concerning compensation of non-director office holders, and a transaction between the Company and a third person in which an office holder of the Company has a personal interest, which is not an extraordinary transaction, will require only the approval of our board of directors or a committee authorized by our board of directors.

        Interested board members may not vote on extraordinary transactions. Arrangements regarding the compensation of directors require approval by the audit committee, board of directors and shareholders. Arrangements as to compensation of officer employment terms, if considered “extraordinary transaction”, require approval by the audit committee and board of directors.

        Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors shall be comprised of annual compensation and a per meeting payment ranging as stated in the regulations. These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 115,400 per annum and NIS 3,470 per meeting. The approval of the shareholders of the Company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. Alternatively, the compensation of external directors may be linked to the compensation of other directors subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors. In 2008, these regulations were amended to allow an increased compensation to external directors who are considered “expert external directors” under these regulations.

        Share Capital. The Company currently has one class of ordinary shares, 0.01 NIS par value per share. The Amended Articles provide that the board of directors may decide on a distribution, subject to the provisions set forth under the Companies Law and the Amended Articles. Under the Companies Law, dividends may be paid out of net earnings, as calculated under that law, for the two years preceding the distribution of the dividend and retained earnings, provided that there is no reasonable concern that the dividend will prevent the company from satisfying its existing and foreseeable obligations as they become due. For more information, see the Company’s balance sheet and the statement of shareholders’ equity in the financial statements. Each ordinary share is entitled to one vote at all shareholders meetings.

        Changes of Rights of Holders of the Shares. According to the Amended Articles, any change in the rights and privileges of the holders of any class of shares shall require the approval of a class meeting of such class of shares by a simple majority (unless otherwise provided by the Companies Law or the regulations thereto or by the terms of issue of the shares of that class).

        Shareholders Meetings. An annual meeting shall be convened at least once every calendar year, and no later than 15 months after the preceding annual meeting, to review the Company’s financial statements and to transact any other business required pursuant to the Amended Articles or to the Companies Law, and any other matter which the board of directors places on the agenda of the annual meeting, at a time and place that the board of directors shall determine. A special meeting may be called by the board of directors and at the demand of any of the following: two directors or one-quarter of the directors then serving; one or more shareholders who hold at least five per cent of the issued and outstanding capital stock and at least one percent of the voting rights in the Company; or one or more shareholders who hold at least five percent of the voting rights in the Company.

        According to the Amended Articles, the quorum required for an ordinary meeting of shareholders is at least two shareholders present in person or by proxy who together hold or represent in the aggregate more than one third (33.33%) of the voting power. A meeting adjourned for lack of a quorum is adjourned one day thereafter at the same time and place or to such other day, time and place as our board of directors may indicate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of members present in person or by proxy, regardless of the number of shares represented. The Companies Law and regulations determine that prior notice of no less than 21 days should be given to the company’s shareholders, prior to convening a meeting. In the event that the issue to be resolved is an issue listed in Article 87 to the Companies Law, a notice of no less than 35 days should be given to the company’s shareholders.

        Subject to anti-terror legislations, there are no limitations on the rights of non-resident or foreign owners to hold or vote ordinary shares imposed under Israeli law or under the Amended Articles.

        Board of Directors. The Amended Articles provide that directors may be elected either at our annual general meeting or a special meeting of shareholders by a vote of the holders of more than 50% of the total number of votes represented at such meeting. In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors shall not exceed the maximum number of directors permitted by the Amended Articles. Each of our directors holds office until the next annual general meeting of shareholders. However, in accordance with the Companies Law, our external directors serve for three years, which may be renewed for additional three year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our company (such requirement is not applicable to the first three-year renewal). The Companies Law requires that the offices of the Chief Executive Officer and the Chairman of the Board of Directors be held by different persons. However, the Companies Law further provides that those positions may be held by the same person for a period not exceeding three years if approved by a majority of the company’s shareholder, including at least two thirds of the voting shareholders present (shares held by abstaining shareholders are not considered) which are not controlling shareholders or the aggregate number of shares voting against the proposal shall not exceed 1% of company voting shareholders.

        The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by law, namely, for a term of three years which may be renewed for additional three year terms and requires the affirmative vote of a majority of the shares and in addition either that (i) at least one third (33.33%) of the holders of shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal has not exceeded 1% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position (such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed.

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

        Regulations adopted under the Companies Law provide that a director with accounting and financial expertise is a director that due to his education, experience and skills has high expertise and understanding in business-accounting matters and financial statements in a way that enables him to deeply understand the financial statements of the company and to facilitate discussion with respect to the way the financial data should be presented. The assessment of the accounting and financial expertise of a director shall be made by the board of directors, who shall take into consideration, inter alia, the education, experience and knowledge of the director in the following subjects:

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

        According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the Amended Articles.

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

        On September 29, 2008, Amendment No. 8 to the Companies Law came into effect. The amendment states that a publicly traded company will be able to determine the number of independent directors that will serve on the company’s board of directors. The amendment also sets a recommendation as to the number of independent directors a public company should appoint to their board: (i) companies with a controlling shareholder – one third; and (ii) other companies – a majority of the board. A Majority of our board members are independent as required by Nasdaq rules which are different than the independence standard of the Companies Law.

        Changes in Capital. Our share capital may be increased or decreased by a vote of our shareholders in accordance with the Companies Law.

        Acquisition of a Controlling Stake. According to the Companies Law, an acquisition pursuant to which a purchaser shall hold a “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser shall hold more than 45% of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but only by way of a tender offer made to all of the company’s shareholders on a pro rata basis. Such offer needs to be approved by the company’s shareholders. A shareholder may be free to object to such an offer without such objection being deemed as a waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Shares purchased not in accordance with those provisions shall become “dormant shares” and shall not grant the purchaser any rights so long as they are held by the purchaser.

        Acquisition. The Companies Law requires an acquirer of a public company’s shares who wishes to acquire all of the company’s shares without the approval of its minority shareholders to acquire at least 95% of all outstanding shares. Even if the acquirer acquires 95% of the outstanding shares, the remaining minority shareholders may seek to block the acquisition in court.

        The Companies Law provides that corporate mergers require the approval of both companies’boards of directors and shareholders. In the event, however that shares of the target company are held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company, the merger will not be approved if a majority of the shareholders of the target company attending and voting at the meeting at which the merger is considered (without taking into account, for that purpose, the shares held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company) object to and do not vote in favor of the merger. If a person holds 25% or more of any type of controlling means of more than one merging company, the same provisions shall apply with regard to the shareholders’vote with respect to each such company. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the target company’s obligations. Furthermore, a merger may not close unless at least 30 days have passed from the time that the general meeting of each of the merging companies was held and at least 50 days have passed from the date on which the merger proposal was sent to the Israeli Registrar of Companies.

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

        A merger, the acquisition of a controlling stake or any transaction in which all or substantially all the assets of a company are de facto transferred to another company, may require the approval of the Israeli Commissioner of Restrictive Trade Practices, in the event that the aggregate annual sales volume in Israel of all the companies which are parties to such transaction in the year preceding the merger, exceeds NIS 150 million (approximately $38 million an amount which is adjusted on an annual basis) and the annual sales volume in Israel of at least two of the companies which are parties to such transaction exceeds NIS 10 million each (approximately $2.6 million an amount which is adjusted on an annual basis), and also if after the consummation of such transactions, the joint market, in Israel, or at any identified geographic part of Israel will be in excess of 50% with respect to such products and services.

10.C	Material Contracts

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

10.D	Exchange Controls

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

10.E	Taxation

Israeli Taxation

        The following is a summary of the principal Israeli tax laws applicable to us, and of the Israeli government programs benefiting us. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

        Shareholders are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

        The corporate tax rate applicable in 2008 was 27%. This rate was reduced to 26% in 2009 and had been scheduled to be reduced to 25% in 2010 and beyond.

        However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise/Privileged Enterprise.

Law for the Encouragement of Capital Investments, 1959

        General. The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry Trade, and Labor of the State of Israel, or the Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

        Subject to certain provisions concerning income and subject to the Alternative Benefits (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate and the effective withholding tax rates represent the weighted combination of the various applicable tax rates.

        Tax Benefits. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25%, instead of the tax rates under the “General Corporate Tax Structure” above, for a certain period of time. The benefit period is a period of seven years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

        A company owning an Approved Enterprise which was approved after April 1, 1986 may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the Approved Enterprise is fully tax exempt from corporate tax for a defined period, which ranges between two and ten years from the first year of taxable income, subject to the limitations described above, depending principally upon the geographic location within Israel and the type of the Approved Enterprise. Upon expiration of such period, the Approved Enterprise is eligible for a beneficial tax rate (25% or lower in the case of an FIC, as described below), for the remainder of the otherwise applicable period of benefits, as described above.

        Should the percentage of share capital of the companies having Approved Enterprises held by foreign shareholders exceed 25%, future Approved Enterprises of such companies would qualify for reduced tax rates for an additional three years, after the seven years mentioned above. The company tax rate applicable to income earned from Approved Enterprise programs in the benefit period by a company meeting these qualifications is as follows:

% of Foreign Ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

        Entitlement to these tax benefits for enterprises to which Investment Center granted an Approved Enterprise status prior to December 31, 2004 is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. However, there can be no assurance that our company, which currently enjoys Approved Enterprise benefits, will obtain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change with respect to future approvals, or that the above-mentioned shareholding portion will be reached for each subsequent year. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of CPI linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so.

        A company that pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the recipient’s tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending, as described above, on the extent to which non-Israeli shareholders hold such company’s shares.

        The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally 15% as compared to 20%/25% for individuals or an exemption for Israeli resident companies), if the dividend is distributed during the tax benefit period or within 12 years after this period. However, the limitation does not apply if the company qualifies as a foreign investors’ company. This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

        Subject to certain provisions concerning income subject to Mixed Enterprises, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates. However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year’s profits to declare dividends.

        Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application by our company will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage differences and interest.

        A company which qualifies as a foreign investment company (“FIC”) is a company in which more than 25% of the share capital (in terms of shares, rights to profit, voting rights and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of foreign ownership in it increase above 49%.

        From time to time, the government of Israel has discussed reducing the benefits available to companies under the Investment Law and currently such proposal is pending.

        Amendment no. 60. Notwithstanding the foregoing, an amendment to the Investments Law, which effective as of April 1, 2005, has changed certain provisions of the Investments Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as an approved enterprise. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investments Law prior to the amendment would not be allowed to apply for benefits under the new amendment for a period of three years from the date of commencement of the beginning of the year the privileged enterprise was operated (reduced to a period of two years under certain conditions). According to the amendment, only approved enterprises receiving cash grants require the prior approval of the Investment Center.

        The Amendment does not apply to benefits included in any certificate of approval that was granted before the amendment came into effect, which will remain subject to the provisions of the Investments Law as they were on the date of such approval.

        The basic condition for receiving the benefits under this track is that the enterprise contributes to the country’s economic independence and is a competitive factor for the Gross Domestic Product (a “Competitive Enterprise”). In order to comply with this condition, the Investment Law prescribes various requirements regarding industrial enterprises. In each tax year during the benefit period, one of the following conditions must be met:

1.	The enterprise’s main activity is in the area of biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development, prior to the approval of the aforementioned plan.

2.	The enterprise’s revenues during the tax year from the plant’s sales in a certain market do not exceed 75% of total revenues from the plant’s total sales during that tax year. A “market” is defined as a distinct country or customs territory.

3.	25% or more of the enterprise’s total revenues from the plant’s sales during the tax year are from sales to a certain market that numbers at least 12 million residents.

        An industrial enterprise that sells a specific product that constitutes a component in another product manufactured by another industrial enterprise (which is, or was, a beneficiary enterprise or an approved enterprise), the enterprise must meet the conditions stipulated in the relevant regulations regarding the encouragement of capital investments.

        In order to receive the tax benefits, the amendment states that a company must make an investment in the Privileged Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years, ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

        The duration of these tax benefits is limited to the earlier of 7 to 10 years from the Commencement Year or 12 years from the first day of the Year of Election. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Privileged Enterprise, or the year of election which is the year in which a company requested to have the tax benefits apply to the Privileged Enterprise. The tax benefits granted to a Privileged Enterprise are determined, depending on the geographic location of the Privileged Enterprise within Israel, inter alia, according to one of the following:

1.	Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) with respect to the gross amount of the dividend that we may distribute. The company is required to withhold tax on such distribution at a rate of 15%; or

2.	A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the flat rate of 11.5% on income of the Privileged Enterprise (the “Ireland Track”). The benefit period is for ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        Generally, a company that is abundant in foreign investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Privileged Enterprise) is entitled to an extension of the benefit period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

Law for the Encouragement of Industry (Taxes), 1969

        Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an “Industrial Company” if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain defense loans, capital gains, interest and dividends) is derived from an “industrial enterprise” it owns. An “industrial enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial manufacturing.

        Industrial Company is entitled to certain tax benefits, including a deduction of 12.5% per annum on the purchase of patents or certain other intangible property rights (other than goodwill) used for the development or promotion of the industrial enterprise over a period of eight years beginning with the year in which such rights were first used.

        The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that an industrial enterprise is eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and range from 20% to 40% on a straight-line basis, or 30% to 50% on a declining balance basis (instead of the regular rates which are applied on a straight-line basis).

        Moreover, industrial enterprises which are Approved Enterprises (see above) can choose between (a) the special rates referred to above and (b) accelerated regular rates of depreciation applied on a straight-line basis with respect to property and equipment, generally ranging from 200% (with respect to equipment) to 400% (with respect to buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum. In no event may the total depreciation exceed 100% of the cost of the asset.

        In addition, Industrial Companies may (i) elect to file consolidated tax returns with additional related Israeli Industrial Companies and (ii) deduct expenses related to public offerings in equal amounts over a period of three-years.

        Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

Taxation of Shareholders

Capital Gains

        Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

        The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of sale or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject on August 10, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (27% in 2008 and 26% in 2009). The capital gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 47% in 2008 and 46% in 2009) and the regular corporate tax rate for corporations (27% in 2008 and 26% in 2009) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

        Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (27% in 2008 and 26% in 2009 tax rate for a corporation and a marginal tax rate of up to 47% in 2008 and 46% in 2009 for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of securities by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the securities were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after 1.1.2009), (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

        Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

        At the sale of traded securities a detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid on January 31 and June 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder the aforementioned return should not be filed and no advance payment should be paid. Capital gain is also reportable on the annual income tax return.

Dividends

        A distribution of dividend from income attributed to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an “Approved Enterprise” to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

        Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder”(as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S. the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

        An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s/Privileged Enterprise income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15% (4% under the Ireland Track), subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise/Privileged Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, subject to a reduced tax rate under an applicable double tax treaty.

Estate and Gift Tax

        The Israeli law presently does not impose estate or gift tax.

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

Distributions on the Ordinary Shares

        We currently do not intend to pay dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “Dividends” starting on page 51. In general, a distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain from the deemed disposition of the ordinary shares. Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

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

        Dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a U.S. holder that is a financial services entity, “financial services income.” U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received on the ordinary shares. The Code provides limitations on the amount of foreign tax credits that a U.S. holder may claim. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which these U.S. holders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

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

Passive Foreign Investment Companies

        In general, a foreign (i.e., non-U.S.) corporation will be a passive foreign investment company (a “PFIC”) for any taxable year if either (1) 75% or more of its gross income in the taxable year is passive income, or (2) 50% or more of the average value of its gross assets in the taxable year is held for the production of, or produces, passive income. For purpose of the income test, passive income includes dividends, interest, royalties, rents, annuities and net gains from the disposition of assets, which produce passive income. For purposes of the assets test, assets held for the production of passive income includes assets held for the production of, or that produce dividends, interest, royalties, rents, annuities, and other income included in the income test. The income test is conducted at the taxable year-end. The asset test is conducted on a quarterly basis and the quarterly results are then averaged together.

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

        Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2008. The determination of our status under the asset test is more difficult, because that test requires a quarterly determination of the fair market value of our passive and non-passive assets and there is no definitive method set forth in the Code, U.S. Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets under the asset test. While there are no definitive rules, the legislative history of the U.S. Taxpayer Relief Act of 1997 indicates that for purposes of the PFIC assets test, “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.”

        For 2008, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile and decreased, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2008. Nonetheless, there is a risk that we were a PFIC in 2008 or we will be a PFIC in 2009 or subsequent years because, as indicated above, there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test.

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

        A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If you make a QEF election and we cease to be classified as a PFIC in a subsequent tax year, the QEF election will remain in effect, although it will not be applicable during those tax years in which we are not classified as a PFIC. Therefore, if we – after ceasing to be classified as a PFIC – again are classified as a PFIC in a subsequent tax year, the QEF election will be effective and you will again be subject to the rules described above for U.S. holders making QEF elections in such tax year and any subsequent tax years in which we are classified as a PFIC. A QEF election also remains in effect even after you dispose of all of your direct and indirect interest in our ordinary shares. As a result, if you subsequently acquire any of our ordinary shares or an interest in any of our ordinary shares, you will again be subject to the rules described above for U.S. holders making a QEF election for each tax year in which we are classified as a PFIC.

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

10.F	Dividends and Paying Agents

        Not applicable.

10.G	Statements by Experts

        Not applicable.

10.H	Documents on Display

        The documents referred to herein, including the Amended Articles, can be obtained from the Company at its registered office at Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona 76100, Israel. In addition, the Company is subject to certain informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. In accordance therewith, the Company files reports with the Commission. Reports and other information provided to the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 100 Fifth Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the Commission at 1-800-SEC-0330. In addition, certain of the Company’s reports filed with the Commission are available on-line at www.sec.gov.

10.I	Subsidiary Information

        Not applicable.

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

Impact of Currency Fluctuation

        Substantially all of our sales are made in U.S. dollars. Over 50% of our expenses in 2008 were in dollars or in NIS linked to the dollar. The remaining expenses were in currencies other than the U.S. dollar, and mainly NIS. The dollar cost of our operations in countries other than the U.S., is negatively influenced by any devaluation of the U.S. dollar against other currencies. During 2008, the value of the U.S. dollar devaluated against the NIS by 1%, and against the Yen by 19.3%. The value of the U.S. dollar revaluated against the Euro by 4.4%. During the first six months of 2008 the value of the U.S. dollar devaluated against the NIS by 12.8%, against the Yen by 5.2% and against the Euro by 6.8%. This devaluation had a negative impact on our operating expenses outside the U.S. in 2008. During the last six months of 2008 the value of the U.S. dollar revaluated against the NIS by 13.4%. During the first 2 months of 2009, the U.S. dollar continued to revaluate by 10.8% against the NIS, by 11.2% against the Euro and by 8.8% against the Yen.

        As of December 31, 2008, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2008 and are expected to continue to be affected by such currency fluctuations in 2009.

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

        In 2008, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of $33.633 million with settlement date through 2008 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $33,633. In accordance with SFAS 133 the Company recorded in 2008 a decrease of $390 in fair market value in “Other Comprehensive Income”.

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

        We sold 3,000,000 ordinary shares for net proceeds of $49 million. As of December 31, 2008, approximately $20 million of the net proceeds had been used for working capital requirements and $10 million for capital expenditures.

Item 15T. Evaluation of disclosure controls and procedures

    (a)        Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

        Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2008.

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

Item 16C. Principal Accountant Fees and Services

        During each of the last two fiscal years, Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Brightman Almagor Zohar & Co.”) has acted as the our registered public accounting firm and independent auditors.

Audit Fees

        Brightman Almagor Zohar & Co. billed the Company approximately $62,000 and $58,000 for audit services for fiscal 2008 and for 2007, respectively, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

Audit-Related Fees

        Brightman Almagor Zohar & Co. did not bill for any audit-related services in 2008 or 2007, except as included under the caption "Audit Fees".

Tax Fees

        Brightman Almagor Zohar & Co. billed the Company approximately $35,000 for tax advice, including fees associated with tax compliance services, tax planning services and other tax consulting services for fiscal year 2007. Deloitte & Touche did not bill the Company for any tax advice services for fiscal year 2008.

All Other Fees

        Other than Audit Fees and Tax Fees described above, Brightman Almagor Zohar & Co. billed the Company approximately $19,000 and $11,000 for SEC compliance related services and services related to the Office of Chief Scientist and Investment Center, for fiscal 2008 and for 2007, respectively.

Pre-Approval Policies for Non-Audit Services

        Prior to the engagement of Brightman Almagor Zohar & Co. each year, the engagement is approved by the audit committee of the board of directors. The Company’s audit committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2008 and 2007, the Company’s audit committee approved all of the services provided by Brightman Almagor Zohar & Co.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

        In 2008, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

Item 16F. Changes in Registrant’s Certifying Accountant

        Not applicable.

Item 16G. Corporate Governance

        There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on the Nasdaq Global Market.

PART III

Item 17. Financial Statements

        Not applicable.

Item 18. Financial Statements

        See pages F-1 through F-22.

Item 19. Exhibits

        See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
NOVA MEASURING INSTRUMENTS LTD.

We have audited the consolidated balance sheets of Nova Measuring Instruments Ltd. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and their consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants (Israel)
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 23, 2009

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,
	2008	2007

CURRENT ASSETS
Cash and cash equivalents	$19,325	$15,324
Short-term interest-bearing bank deposits	97	-
Held to maturity securities	-	2,251
Trade accounts receivable, net of allowance for doubtful accounts of $49 and $0, respectively	2,783	9,146
Inventories (Note 4)	6,862	8,524
Other current assets	1,086	1,703

	30,153	36,948

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	544	2,245
Long-term investments	-	1,562
Held to maturity securities	-	1,489
Other long-term assets	157	169
Severance pay funds (Note 7)	2,141	2,488

	2,842	7,953

FIXED ASSETS, NET (Note 5)	2,796	3,484

Total assets	$35,791	$48,385

CURRENT LIABILITIES
Trade accounts payable	$3,480	$7,482
Deferred revenues	2,385	1,496
Other current liabilities (Note 6)	4,042	7,310

	9,907	16,288

LONG-TERM LIABILITIES
Liability for employee severance pay (Note 7)	3,152	3,561
Deferred revenue	351	901
Other long-term liability	40	51

	3,543	4,513

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS' EQUITY (Note 9)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, issued and outstanding 19,378,339
and 19,369,418 shares, respectively	55	55
Additional paid-in capital	83,969	83,401
Accumulated other comprehensive income (loss)	(191)	199
Accumulated deficit	(61,492)	(56,071)

Total shareholders' equity	22,341	27,584

Total liabilities and shareholders' equity	$35,791	$48,385

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except loss per share data)

	Year ended December 31,
	2008	2007	2006

REVENUES:
Products	$25,673	$45,604	$38,258
Services	13,296	11,707	10,034
IP Licensing	-	766	-

	38,969	58,077	48,292

COST OF REVENUES:
Products	12,527	22,251	18,728

Inventory write-off and inventory purchase commitment losses (Note 4)	1,400	303	-
Services	12,059	10,697	9,015

	25,986	33,251	27,743

GROSS PROFIT	12,983	24,826	20,549

OPERATING EXPENSES:

Research and development, net of participation by the Office of the
Chief Scientist of $2,002, $2,447 and $1,862, respectively (Note 8a)	8,606	9,143	9,166
Sales and marketing	7,503	10,175	8,754
General and administrative	3,199	4,830	5,136
Impairment loss on intangibles and equipment related to Hypernex assets and
liabilities acquisition (Note 3)	633	3,831	-

	19,941	27,979	23,056

OPERATING LOSS	(6,958)	(3,153)	(2,507)

INTEREST INCOME, NET	171	602	573
GAIN (IMPAIRMENT) ON SHORT TERM INVESTMENTS	1,366	(1,366)	-

	1,537	(764)	573

NET LOSS FOR THE YEAR	$(5,421)	$(3,917)	$(1,934)

LOSS PER SHARE:

Basic and diluted loss per share	$(0.28)	$(0.21)	$(0.12)

Shares used in calculation of basic and diluted loss per share	19,369	18,606	15,976

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Ordinary Shares		Additional Paid-in Capital	Deferred stock-based compensation	Accumulated other Comprehensive Income (loss)	Accumulated Deficit	Total Comprehensive Income (loss)	Total Shareholders' Equity (loss)
	Number	Amount

Balance as of January 1, 2006	15,457	$46	$73,636	$-	$(18)	$(50,220)		$23,444
Employee share-based plans		(*) -	83					83
Restricted shares issued to employees	392	1	346					347
Equity-based compensation	45		315					315
Shares issued in acquisition	1,211	3	2,305					2,308
Change in fair market value of hedging derivatives					12		$12	12
Net loss for the year						(1,934)	(1,934)	(1,934)

Total comprehensive loss							$(1,922)	(1,922)

Balance as of December 31, 2006	17,105	$50	$76,685	$-	$(6)	$(52,154)		$24,575
Employee share-based plans	326	(*) -	687					687
Amortization of deferred stock based compensation			1,052					1,052
Shares issued in private placement	1,938	5	4,977					4,982
Change in fair market value of hedging derivatives					205		$205	205
Net loss for the year						(3,917)	(3,917)	(3,917)

Total comprehensive loss							$(3,712)	(3,712)

Balance as of December 31, 2007	19,369	$55	$83,401	$-	$199	$(56,071)		27,584
Employee share-based plans	9	(*) -	12					12
Amortization of deferred stock based compensation			556					556
Change in fair market value of hedging derivatives					(390)		$(390)	(390)
Net loss for the year						(5,421)	(5,421)	(5,421)

Total comprehensive loss							$(5,811)	(5,811)

Balance as of December 31, 2008	19,378	$55	$83,969	$-	$(191)	$(61,492)		$22,341

(*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

CASH FLOWS - OPERATING ACTIVITIES
Net loss for the year	$(5,421)	$(3,917)	$(1,934)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	1,320	1,743	1,413
Impairment of intangibles and fixed assets	643	3,918	-
Amortization of deferred stock-based compensation	556	1,052	662
Increase in liability for employee termination benefits, net	33	219	254
Impairment (gain) on short-term investments	(1,366)	1,366	-

Net recognized losses (gains) on investments	66	6	(226)
Decrease (increase) in trade accounts receivables	6,363	1,106	(3,411)
Decrease (Increase) in inventories	1,330	(1,890)	(786)
Decrease (increase) in other short and long term assets	247	529	(736)
Increase (decrease) in trade accounts payables and other long term liabilities	(4,013)	(1,058)	137
Increase (decrease) in other current liabilities	(3,371)	1,014	(1,089)
Increase (decrease) in short and long term deferred income	339	(1,630)	604

Net cash from (used in) operating activities	(3,274)	4,574	(5,112)

CASH FLOWS - INVESTING ACTIVITIES
Decrease (increase) in short-term interest-bearing bank deposits	(97)	466	567
Decrease (Increase) in short term investments	32	(528)	1,100
Proceeds from held to maturity securities	3,701	3,205	5,261
Proceeds from long term investments	2,928	-	-
Investment in short-term held to maturity securities	-	(491)	(664)
Investment in long-term held to maturity securities	-	(1,491)	-
Proceeds from long-term interest-bearing bank deposits	1,643	2,000	-
Investment in long-term interest-bearing bank deposits	-	(1,073)	(25)
Acquisition of assets and liabilities - Schedule B	-	-	(1,577)
Additions to fixed assets	(944)	(1,183)	(1,233)

Net cash - investing activities	7,263	905	3,429

CASH FLOWS - FINANCING ACTIVITIES
Shares issued in private placement	-	4,982	-
Shares issued under employee share-based plans	12	687	83

Net cash - financing activities	12	5,669	83

Increase (decrease) in cash and cash equivalents	4,001	11,148	(1,600)
Cash and cash equivalents - beginning of year	15,324	4,176	5,776

Cash and cash equivalents - end of year	$19,325	$15,324	$4,176

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A - NON CASH ACTIVITIES

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Transfer of assets from inventory to fixed assets	$402	$2,334	$-

SCHEDULE B - ACQUISITION OF ASSETS AND LIABILITIES

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Working Capital	$-	$-	$665
Long lived assets	-	-	101
Other identifiable intangible assets	-	-	2,408
Long term liabilities	-	-	(81)
Goodwill arising on acquisition	-	-	792

	-	-	3,885
Issuance of shares	-	-	(2,308)

Cash paid, net	$-	$-	$1,577

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

The ordinary shares of the Company are traded on the NASDAQ Global Market since April, 2000 and on the Tel-Aviv Stock Exchange since June, 2002.

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

G.	Held to Maturity, Short-Term and Long-Term Investments

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

As of December 31, 2007, the Company classified the remaining of $1,562 of auction-rate securities, which were previously classified as short-term investments, as long-term investments. In October 2008, the Company sold all of its remaining auction-rate securities to a third party, at their original par value. As a result, the Company recorded a gain on investments of $1,366 million in year 2008.

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

In accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” of the FASB, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value. During 2008 and 2007 the Company recorded impairment charges of $633 and $1,217, respectively, with respect to fixed assets acquired in 2006. See also Note 3.

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

Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of acquisition. SFAS 142 requires that goodwill not be amortized but instead be tested for impairment in accordance with the provisions of SFAS 142 at least annually and more frequently upon the occurrence of certain events. Acquisition-related intangible assets are reported at cost, net of accumulated amortization and impairment. Purchased technology and customer base are presented at cost, net of accumulated amortization, and are amortized over their estimated useful lives of 4 to 6 years using the straight-line method. During 2007 impairment charges of $2,702 were recorded with respect to intangible assets acquired in 2006. See also Note 3.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT.)

K.	Accrued Warranty Costs

Accrued warranty costs are calculated in respect of the warranty period on the Company’s products (generally one year) and are based on the Company’s prior experience and in accordance with management’s estimate. See Note 6b for disclosure with regard to accrued warranty costs.

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

M.	Research and Development

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

N.	Income Taxes

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Income Taxes (cont.)

In 2007 the Company adopted Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (FIN 48). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.”The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The adoption of FIN 48 did not have a material effect on the Company’s financial statements.

O.	Equity-Based Compensation

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

The following table summarizes the effects of equity-based compensation related to stock based compensation and restricted stock awards included in Statement of Operations as follows:

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Cost of Revenues:
Product Sales	$43	$47	$19
Services	28	107	57

Research and Development expenses	103	589	487
Sales and Marketing expenses	55	151	40
General and Administration expenses	327	158	59

Total	$556	$1,052	$662

Stock Options

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. This model was developed for use in estimating the value of publicly traded options that have no vesting restrictions and are fully transferable. The weighted average assumptions used in the model are outlined in the following table

2008

Risk-free interest rate	3.31%
Expected life of options	6.25 years
Expected volatility	62.67%
Expected dividend yield	0

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Loss per Share

Loss per share is presented in accordance with SFAS 128 of the FASB, “Earnings per Share.” Pursuant to this standard, basic earnings (loss) per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilutive effect of all convertible securities. Due to the anti-dilutive effect, basic loss per share was equal to diluted loss per share for years 2008, 2007 and 2006. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 226,500, 1,697,343 and 1,362,037 in 2008, 2007 and 2006, respectively.

Q.	Derivative Financial Instruments

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

See Note 13 for disclosure of the derivative financial instruments in accordance with such pronouncements.

R.	New Accounting Pronouncements

In April 2008, Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a significant impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 will be effective for the Company in 2009. The Company is evaluating the potential impact of the implementation of SFAS 161 on its financial position and results of operations.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	New Accounting Pronouncements (Cont.)

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations”(“SFAS 141(R)”) and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statement” (“SFAS 160”). SFAS 141(R) requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values and changes other practices under FAS 141, some of which could have a material impact on how the Company accounts for business combinations. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity’s financial statements can fully understand the nature and financial impact of the business combination. SFAS 160 requires entities to report non-controlling (minority) interests in subsidiaries as equity in the consolidated financial statements. The Company is required to adopt SFAS 141(R) and SFAS 160 simultaneously in 2009. The provisions of SFAS 141(R) will only impact the Company if it is a party to a business combination after the pronouncement has been adopted. The adoption of SFAS 160 is not expected to have a significant impact on the Company’s consolidated financial statements

NOTE 3 – BUSINESS COMBINATION AND IMPAIRMENT OF ACQUISITION RELATED ASSETS

On August 8, 2006, the Company completed the acquisition of substantially all of HyperNex Inc.‘s (“HyperNex”) assets and assumed responsibility of most of HyperNex liabilities. HyperNex, a privately held company focused on Wide-angle X-Ray Diffraction systems. The total purchase price was $3,885, and it included the issuance of 1.2 million shares of the Company’s ordinary shares valued at $2,308, $789 funds remitted to HyperNex and estimated direct transaction costs of $788. The acquisition has been accounted for under the purchase method of accounting in accordance with SFAS No. 141 and SFAS No. 142. Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and identifiable intangible assets and to liabilities assumed based on their respective estimated fair values.

In September 2007, following significant delays in execution of the related product business plan, the Company conducted an impairment test of the assets and liabilities acquired from Hypernex. Based on the test results, the Company concluded that the carrying amounts of these assets were lower than net cost. As a result, the Company recorded a $3,831 impairment loss and a $303 inventory write off. In 2008, as a result of lack of business progress and sales, the Company closed the activities related to this business unit, and recorded a final $633 impairment loss related to remaining equipment of that business unit.

The valuation and write-off of the intangible assets and goodwill, fixed assets and inventory were performed in accordance with SFAS No. 144, SFAS No. 142 and ARB 43, respectively. See also Note 4 and Note 5.

NOTE 4 – INVENTORIES

A.

	As of December 31,
	2 0 0 8	2 0 0 7

Raw materials	$1,683	$2,076
Work in process	1,908	3,562
Finished goods	3,271	2,886

	$6,862	$8,524

B.	In the years ended December 31, 2008 and 2007 the Company wrote-off inventories in the amounts of $1,400 and $303, respectively. See also Note 3.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5 – FIXED ASSETS, NET

	As of December 31,
	2 0 0 8	2 0 0 7

Cost:
Electronic equipment	$7,561	$7,483
Office furniture and equipment	676	514
Leasehold improvements	2,075	2,040

	10,312	10,037

Accumulated depreciation and amortization:
Electronic equipment	5,117	4,313
Office furniture and equipment	632	496
Leasehold improvements	1,767	1,744

	7,516	6,553

Net book value	$2,796	$3,484

During 2008 and 2007 the Company recorded impairment charges of $633 and $1,217 respectively, to reduce the book value of fixed assets acquired from HyperNex in 2006. See also Note 3.

NOTE 6 – OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 0 8	2 0 0 7

Accrued salaries and fringe benefits	$2,260	$4,389
Accrued warranty costs (See B below)	877	2,343
Governmental institutions	530	529
Other	375	49

	$4,042	$7,310

b.	Accrued warranty costs:

	As of December 31,
	2 0 0 8	2 0 0 7

Balance as of beginning of year	$2,343	$2,120
Services provided under warranty	(1,784)	(3,510)
Changes in provision	318	3,733

Balance as of end of year	$877	$2,343

NOTE 7 – LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s most recent salary. The liability is partially covered through insurance policies purchased by the Company and deposits in a severance fund. Severance-pay expenses amounted to $858, $796 and $597 for year 2008, 2007 and 2006, respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 – COMMITMENTS AND CONTINGENCIES

A.	The Company has received grants in the aggregate amount of $14,022 from the OCS, as its participation of up to 60% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. Royalty expense amounted to $204 and $75 for the years 2008 and 2007, respectively. The balance of the contingent liability to the OCS as of December 31, 2008 was approximately $8,162 (December 31, 2007: $6,245).

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2013. The minimum rental payments are as follows:

Year

2009	$848
2010	$705
2011	$701
2012	$701
2013	$150

Rental expense for the facilities amounted to $1,239, $1,247 and $1,060 for 2008, 2007 and 2006, respectively.

C.	In March 2005 the Company filed a complaint in the United States District Court for the Northern District of California against one of its competitors (hereinafter-the “Competitor”) for infringing its US Patent. The patent relates to the Company’s Integrated Metrology (IM) tools and the fundamental aspects of these systems. The Competitor has filed two counter claims for patent infringement. In April 2007, the Company reached a settlement with the Competitor regarding all patent suits between the companies. The parties agreed to dismiss, without prejudice, all pending patent litigation between the two parties, and have further agreed not to file patent suits against the other party and/or any supplier or customer of the other party for patent infringement based on offers to sell, actual sales, manufacturing, purchase or use of any equipment of the other party for a period of one year.

NOTE 9 – SHAREHOLDERS’ EQUITY

A.	Rights of Shares

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Share Purchase Agreement

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 – SHAREHOLDERS’ EQUITY (Cont.)

C.	Employee Incentive Plans

The Company’s Board of directors approves, from time to time, employee incentive plans, the last of which was approved in October 2007. The options usually vest over four years and their term may not exceed 7 years. The exercise price of each option is usually the market price of the underlying share at the date of each grant.

Through December 31, 2008, 7,624,722 share options have been issued under the plans, of which 2,109,652 options have been exercised, 3,392,536 options have been cancelled, and 1,385,700 options were exercisable as of December 31, 2008.

The weighted average fair value (in dollars) of the options granted during 2008 and 2007, according to Black-Scholes option-pricing model, amounted to $0.82 and $1.53 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

Summary of the status of the Company’s share option plans as of December 31, 2008, 2007 and 2006, as well as changes during each of the years then ended, is presented below:

	2 0 0 8		2 0 0 7		2 0 0 6
	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price

Outstanding - beginning of year	2,910,368	2.69	3,579,840	$3.07	3,179,004	$3.57
Granted	244,000	1.35	474,000	2.86	1,175,900	2.03
Exercised	(8,921)	2.03	(326,918)	2.10	(45,252)	1.85
Cancelled	(1,022,913)	2.93	(816,554)	4.68	(729,812)	3.61

Outstanding - year end	2,122,534	2.42	2,910,368	2.69	3,579,840	3.07

Options exercisable at year-end	1,385,700	2.61	1,822,861	2.86	2,477,770	3.53

The following table summarizes information about share options outstanding as of December 31, 2008:

Outstanding as of December 31, 2008				Exercisable as of December 31, 2008
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.8-1.95	812,469	4.45	1.67	370,036	1.82
2.06-2.87	890,005	3.39	2.47	595,604	2.29
3.40	221,000	2.92	3.40	221,000	3.40
4.01	169,060	2.42	4.01	169,060	4.01
5.15	30,000	2.21	5.15	30,000	5.15

	2,122,534	3.65	2.42	1,385,700	2.61

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 – SHAREHOLDERS' EQUITY (Cont.)

D.	Restricted Stock Awards

As part of the acquisition of HyperNex’s assets and the assumption of most of its liabilities (see Note 3) the Company granted 392,000 restricted stock awards to certain of its employees who were formerly employed by HyperNex. The restricted stock awards (the “Award Shares”) are ordinary shares of the Company that vest over a period of up to 3 years from the grant date. Vesting of the Award Shares is subject to each employee’s continuing service to the Company. The compensation expense related to these awards was determined using the market value of the Company’s ordinary shares on the date of the grant; compensation is recognized over the service period.

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

NOTE 10 -INCOME TAXES (Cont.)

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 0 8	2 0 0 7

Israel net operating loss carry-forwards*	$18,180	$16,515
U.S. net operating loss carry-forwards	92	151
Temporary differences relating to reserve and allowances	2,208	2,692

Total net deferred tax asset before valuation allowance	20,480	19,358
Valuation allowance	(20,480)	(19,358)

Net deferred tax asset	$-	$-

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

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2008 and 2007, in the amount of approximately $ 72,000 and $ 66,000, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

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

In 2005 the Israeli Knesset approved a law for the amendment of the Income Tax Ordinance, according to which the regular corporate tax rate is to be reduced gradually and annually from 27% for the 2008 tax year ending at 25% for the 2010 tax year.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 – GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6
	%	%	%

USA	50	63	68
Europe - primarily Italy, France and Germany	8	8	10
Japan	17	20	13
Asia Pacific excluding Japan	25	9	9

Total	100	100	100

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6
	%	%	%

Customer A	37	47	46
Customer B	9	17	9
Customer C	10	17	10
Others	44	19	35

Total	100	100	100

C.	Assets by location

Substantially all fixed assets are located in Israel.

NOTE 12 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2008 amounted to $247 (2007 – $139, 2006 – $193). The number of options granted to directors in 2008 amounted 120,000 (110,000 were granted in 2007 and 562,000 were granted in 2006).

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

At December 31, 2008 and 2007 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

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

In 2008, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of $33,633 with settlement date through 2008 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $33,633. In accordance with SFAS 133 the Company recorded in 2008 a decrease of $390 in fair market value in “Other Comprehensive Income”.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD. By: /s/ Gabi Seligsohn —————————————— Gabi Seligsohn President and Chief Executive Officer

Date: March 30, 2009

EXHIBIT INDEX

Number	Description

1.1	Amended and Restated Articles of Association (filed herewith).

4.1	1997 Stock Option Plan (Plan 2) (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).

4.2	Option Plan 3 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).

4.3	Option Plan 4A and 4B (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (File No. 333-11640)).

4.4	Option Plan 5 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report for 20-F for 2002 filed May 9, 2002).

4.5	Option Plan 6 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed December 24, 2002 (File No. 333-102193)).

4.6	Employment Agreement, dated November 30, 2006, between Nova and Giora Dishon (incorporated by reference to Appendix A to Exhibit 99.1 to the Company's Report on Form 6-K filed October 26, 2006).

4.7	Employment Agreement, dated November 30, 2006, between Nova and Moshe Finarov (incorporated by reference to Appendix A to Exhibit 99.1 to the Company's Report on Form 6-K filed October 26, 2006).

4.8	Summary of Lease Agreements between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.10 to the Company's Annual Report for 20-F for 2007 filed March 28, 2008).

4.9	Employee Stock Purchase Plan 1 (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on March 24, 2003 (File No. 33-103981)).

4.10	Letter of Indemnification and Exculpation for certain directors, officers and/or employees (incorporated herein by reference to Appendix C to the Company's Report on Form 6-K filed on July 7, 2006).

4.11	Option Plan 7A (incorporated by reference to Exhibit 4.1. to the Company's Registration Statement on Form S-8 filed on May 17, 2004 (File No. 333-115554)).

4.12	Option Plan 7B (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on March 7, 2005 (File No. 333-123158).

4.13	Option Plan 7C (incorporated by reference to Exhibit 4.20 of the Company's Annual Report on Form 20-F filed on June 29, 2006).

4.14	Option Plan 8 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed on December 29, 2005 (File No. 333-130745).

4.15	Share Purchase Agreement, dated as of February 28, 2007, by and between the Company and the investors identified on the signature pages thereto, including the form of warrant (incorporated by reference to Exhibit 4.19 to the Company's Annual Report on Form 20-F filed on May 11, 2007).

4.16	2007 Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on November 5, 2007 (File No. 333-147140)).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8 of the Company's Annual Report on Form 20-F filed on June 29, 2006).

12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).

12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).

13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Brightman Almagor & Co. (filed herewith).