Form 20-F
period 2009-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2010-03-26
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Dror David, +972-8-9387572, +972-8-9407776, P.O.B 266, Rehovot 76100, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Ordinary Shares, nominal value NIS 0.01 per share	Name of each exchange on which registered The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,974,695 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2009 (which does not include 2,229 ordinary shares held by the Registrant which have no voting or equity rights).

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

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

Yes ☐   No ☒

-i-

Introduction

In this Annual Report, the “Company”, “Nova”, “we” or “our” refers to Nova Measuring Instruments Ltd. and its consolidated subsidiaries, when the context requires.

Our Functional Currency

Unless otherwise indicated, all amounts herein are expressed in United States dollars (“U.S. dollars”, “dollars”, “USD”, “US$” or “$”).

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

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to our anticipated sales, revenues and expenses in 2010, our expectations with respect to our business and operations and our ability to gain market share are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions and factors related to the conditions of the global markets and the global economy. Various other factors that could cause our actual results to differ materially are set forth in “Risk Factors” starting on page 2 and elsewhere herein.

-ii-

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

3A.         Selected Financial Data

The following selected consolidated financial data as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$30,142	$48,292	$58,077	$38,969	$39,318
Cost of revenues	19,306	27,743	33,251	25,986	21,731
Gross profit	10,836	20,549	24,826	12,983	17,587
Operating expenses:
Research and development expenses, net	9,301	9,166	9,143	8,606	6,865
Sales and marketing expenses	6,950	8,754	10,175	7,503	6,014
General and administrative expenses	3,626	5,136	4,830	3,199	2,240
Other operating expenses	-	-	3,831	633	-
Total operating expenses	19,877	23,056	27,979	19,941	15,119
Operating income (loss)	(9,041)	(2,507)	(3,153)	(6,958)	2,468
Financing income (expenses), net	627	573	(764)	1,537	163
Net income (loss) for the year	$(8,414)	$(1,934)	$(3,917)	$(5,421)	$2,631

Income (loss) per share:
Basic	$(0.55)	$(0.12)	$(0.21)	$(0.28)	$0.14
Diluted	$(0.55)	$(0.12)	$(0.21)	$(0.28)	$0.13

Shares used in calculation of net income (loss) per share:
Basic	15,437	15,976	18,606	19,369	19,473
Diluted	15,437	15,976	18,606	19,369	20,089

	December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	14,834	15,873	20,660	20,246	25,067
Total assets	42,339	44,419	48,385	35,791	40,924
Capital stock (including additional paid-in capital)	73,682	76,735	83,456	84,024	85,696
Shareholders’ equity	23,444	24,575	27,584	22,341	26,915

3B.         Capitalization and Indebtedness

Not applicable.

3C.          Reasons for the Offer and Use of Proceeds

Not applicable.

3D.          Risk Factors

Risks Related to Our Business and Our Industry

Because substantially most of our current sales are dependent on two specific product lines, factors that adversely affect the pricing and demand for these product lines could substantially reduce our sales.

We are currently dependent on two process control product lines. We expect revenues from these product lines to continue to account for a substantial portion of our revenues for at least the next 12 months. As a result, factors adversely affecting the pricing of, or demand for, these product lines, such as competition and technological change, could significantly reduce our sales.

The markets we target are highly cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

The semiconductor capital equipment market and industries, which are highly cyclical, experienced in 2008 and 2009 a significant decline in sales after significant increases in sales in 2006 and 2007. According to Gartner, Inc., a market research company, the forecast for year 2010 predicts a 56% increase in wafer fab equipment (WFE) spending. Although we rely on market research companies, we cannot predict the length and strength of the downturns or expansions, including the current period of expansion.

Our inability to significantly reduce spending during a protracted slowdown in the semiconductor industry could reduce our prospects of achieving continued profitability.

Historically, we have derived all of our revenues, and we expect to continue to derive practically all of our revenues, from sales of our products and related services to the semiconductor industry. Our business depends in large part upon capital expenditures by semiconductor manufacturers, which in turn depend upon the current and anticipated demand for semiconductors.  The semiconductor industry has experienced severe and protracted cyclical downturns and upturns. Specifically, during 2008 and 2009 the semiconductor industry experienced a severe downturn, as a result of the slowdown in the general economy and the industry overcapacity build-ups in years 2006 and 2007. During cyclical downturns, as those we have experienced in the past and are likely to experience in the future, material reductions in the demand for the type of capital equipment and process technology that we offer may result in a decline in our sales. In addition, our ability to significantly reduce expenses in response to any downturn or slowdown in the rate of capital investment by manufacturers in these industries may be limited because of:

•	our continuing need to invest in research and development;

•	our continuing need to market our new products to new and existing customers; and

•	our extensive ongoing customer service and support requirements worldwide.

As a result, we may have difficulty achieving continued profitability.

If we do not respond effectively and on a timely basis to rapid technological change, our ability to attract and retain customers could be diminished, which would have an adverse affect on our sales and ability to remain competitive.

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

We depend on OEM suppliers for sales of our integrated metrology systems, and the loss of our OEM suppliers as customers or as business partners could harm our business.

We believe that sales of integrated metrology systems will continue to be an important source of our revenues. Sales of our integrated metrology systems depend upon the ability of OEMs (original equipment manufacturers) to sell semiconductor equipment products that include our metrology systems as components. If our OEMs are unable to sell such products, or if they choose to focus their attention on products that do not integrate our systems, our business could suffer. If we were to lose our OEMs as customers for any reason, our ability to realize sales from integrated metrology systems would be diminished, which would harm our business. We may not be able to develop or market new products, which could slow or prevent our growth.

If any of our systems fail to meet or exceed our internal quality specifications, we cannot ship them until such time as they have met such specifications. If we experience significant delays or are unable to ship our products to our customers as a result of our internal processes or for any other reason, our business and reputation may be adversely affected.

Our products are complex and require technical expertise to design and manufacture.  Various problems occasionally arise during the manufacturing process that may cause delays and/or impair product quality. We actively monitor our manufacturing processes to ensure that our products meet our internal quality specifications. Any significant delays stemming from the failure of our products to meet or exceed our internal quality specifications, or for any other reasons, would delay our shipments. Shipment delays could be harmful to our business, revenues and reputation in the industry.

New product lines that we may introduce in the future may contain defects, which will require us to allocate time and financial resources to correct.

Our new product lines may contain defects when first introduced.  If there are defects, we will need to divert the attention of our personnel from our product development efforts to address the detection and correction of the defects. In the past, no liability claims have been filed against us for damages related to product defects, and we have not experienced any material delays as a result of product defects.  However, we cannot provide assurances that we will not incur these costs or liabilities or experience these lags or delays in the future. Moreover, the occurrence of such defects, whether caused by our products or the products of another vendor, may result in significant customer relations problems and adversely affect our reputation and may impair the market acceptance of our products.

We have historically generated losses and may incur future losses.

Since our inception in 1993, we have had several years of losses and only two profitable years. We may incur a net loss in 2010 or in future years. As of December 31, 2009, we had an accumulated deficit of approximately $59.0 million. We plan to increase our aggregate operating expenses in 2010 relative to 2009. However, our ability to generate profits is dependent mainly on our ability to increase sales. In the future, our sales may not grow and we may not achieve profitability.

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

We experience quarterly fluctuations in our operating results, which may adversely impact our share price.

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

Although the market for integrated process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics, Inc., or Nanometrics, Rudolph Technologies, Inc., and KLA-Tencor Corp. which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with original semiconductor equipment manufacturers, such as Tokyo Electron Ltd., which manufacture integrated metrology products and with original semiconductor equipment manufacturers, such as Applied Materials, Inc., which develop in-situ sensors and products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

•	the contribution of our equipment to our customers’ productivity;

•	our product quality and performance;

•	our global technical service and support;

•	the return on investment (ROI) of our equipment and its cost of ownership;

•	the breadth of our product line;

•	our success in developing and marketing new products; and

•	the extendibility of our products.

If we fail to compete in a timely and cost-effective manner against current or future competitors, our revenues and market share will decline.

The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer.

We believe that the semiconductor capital equipment market is undergoing consolidation. A number of capital equipment suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies, Inc. acquired August Technologies, Inc., in 2006 Nanometrics acquired Soluris, Inc. and Accent Technologies, Inc., and in 2007 KLA-Tencor Corp. acquired Therma-Wave, Inc. and Nanometrics acquired Tevet Ltd. We believe that similar acquisitions and business combinations involving our competitors and customers may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer service, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors or customers could jeopardize our competitive position.

We may not be successful in our efforts to identify, complete and integrate future acquisitions, which could disrupt our current business activities and adversely affect our results of operations or future growth.

Any future acquisitions may involve many risks, including the risks of:

•	diverting management’s attention and other resources from our ongoing business concerns;

•	entering markets in which we have no direct prior experience;

•	improperly evaluating new services, products and markets;

•	being unable to maintain uniform standards, controls, procedures and policies;

•	being unable to integrate new technologies or personnel;

•	incurring the expenses of any undisclosed or potential liabilities; and

•	the departure of key management and employees.

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

A couple of our major customers have no cancellation fee with regard to cancellation of orders, and we have been facing difficulties to collect cancellation fees from another customer.

Our supply agreements with two of our largest customers do not include cancellation fee provisions with regard to cancellation of these customer’s orders. In addition, during the recent slowdown in the semiconductors industry, another customer cancelled its orders and we were unable to collect cancelation fees from that customer. Due to this reason, our ability to rely on our backlog for future forecasting and planning is limited, which in turn may hamper our ability to forecast our financial results.

Because of our small size, we depend on a small number of employees who possess both executive and technical expertise, and the loss of any of these key employees would hurt our ability to implement our strategy and to compete effectively.

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

Sales of our systems depend, in significant part, upon our customers adding new manufacturing capacity or expanding existing manufacturing capacity, both of which involve a significant capital commitment. We may experience delays in finalizing sales following initial system qualification while a customer evaluates and approves an initial purchase of our systems. In general, for new customers or applications, our normal sales cycle takes between six to 12 months to complete. During this time, we may expend substantial funds and management effort, but fail to make any sales. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which we have limited control.

Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property would harm our competitive position.

As of March 1 2010, we have been granted 84 U.S. patents and have 20 U.S. patent applications pending. In addition, we have been granted more than 35 non-U.S. patents and have more than 40 non-U.S. patent applications pending including 3 PCT applications.

We cannot assure that:

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

Furthermore, we may be required to institute legal proceedings to protect our intellectual property.  If such legal proceedings are resolved adversely to us, our competitive position and/or results of operations could be harmed.  For additional information on our intellectual property, see “Intellectual Property” starting on page 20 of this report.

There has been significant litigation involving intellectual property rights in the semiconductor and related industries, and similar litigation involving Nova could force us to divert resources to defend against such litigation or deter our customers from purchasing our systems.

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

Any litigation of this type, even if we are ultimately successful, could result in substantial cost and diversion of time and effort by our management, which by itself could have a negative impact on our profit margin, available funds, competitive position and ability to develop and market new and existing products.  For additional information on our intellectual property, see “Intellectual Property” on page 20 of this annual report.

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

A large number of our ordinary shares continue to be owned by a relatively small number of shareholders, whose future sales of our shares, if substantial, may depress our share price.

If our principal shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options or warrants, the market price of our ordinary shares may fall. As of March 1, 2010, we had 24,477,034 ordinary shares outstanding, and based on reports filed with the Securities and Exchange Commission, which we also refer to herein as the Commission or SEC, and information provided to us by our transfer agent, 10,522,173 of such shares were held by four shareholders (including warrants currently exercisable or exercisable within 60 days of March 1, 2010).

Certain shareholders may control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

As of March 1, 2010, based on reports filed with the SEC and information provided to us by our transfer agent, four of our shareholders controlled approximately 42.08% of our outstanding ordinary shares (including warrants currently exercisable or exercisable within 60 days of March 1, 2010). As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these four shareholders do not vote together, some of which have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Major shareholders” on page 41.

The market price of our ordinary shares may be affected by a limited trading volume and may fluctuate significantly.

In the past there has been a limited public market for our ordinary shares and there can be no assurance that an active trading market for our ordinary shares will continue. An absence of an active trading market could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. Recently, following the global financial crisis, several bank institutions announced bankruptcy or were on the verge of bankruptcy. A bankruptcy of one of the banks in which or through which we hold or invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. Recently, following the global financial crisis, several bank institutions announced bankruptcy or were on the verge of bankruptcy. As of December 31, 2009, approximately 13% of our cash reserves were invested in or through U.S. based bank institutions, and approximately 84% of our cash was invested in or through Israeli based bank institutions. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year (such requirement is currently expected to be applicable to us starting with our Annual Report on Form 20-F for the fiscal year ending December 31, 2010).  We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2009, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Some of our executive officers and employees in Israel are obligated to perform up to 84 days of military reserve service on a three year basis until the age of 40 for soldiers and until the age of 45 for officers. This time-period may be extended by the Military Chief of the General Staff and the approval of the Minister of Defense or by a directive of the Minister of Defense in the event of a declared national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. To date, our operations have not been materially disrupted as a result of these military service obligations. Any disruption in our operations due to such obligations would adversely affect our ability to produce and market our existing products and to develop and market future products.

Provisions of our Amended and Restated Articles of Association and Israeli law may delay, prevent or make difficult an acquisition of Nova, which could prevent a change of control and negatively affect the price of our ordinary shares.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Amended and Restated Articles of Association and by the Israeli Companies Law, 5759-1999 (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Because most of our revenues are generated in U.S. dollars, but a significant portion of our expenses is incurred in currencies other than U.S. dollars, and mainly New Israeli Shekels, our profit margin may be seriously harmed by currency fluctuations.

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollars, and mainly New Israeli Shekels, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2009, the U.S. dollar depreciated against the NIS by 0.7%, after revaluating approximately 1% in 2008 and devaluating approximately 9% in 2007. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

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

If we fail to comply with these conditions in the future, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. In 2008 and in 2007, we recorded an aggregate of $1.9 million and $2.4 million, respectively, in grants under Israeli government programs, and in 2009 we recorded $2.2 million in grants under Israeli government programs. As of December 31, 2009, our contingent liability to the Office of the Chief Scientist for grants received was approximately $13.4 million. (See also Note 8A to our consolidated financial statements contained elsewhere in this report). From time to time, we submit requests for new grants from the Office of the Chief Scientist and for expansion of our approved enterprise programs. These requests might not be approved. Also, the Israeli government may reduce or eliminate these benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations. In addition, if we increase our activities outside Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

Our ordinary shares are listed for trading on The NASDAQ Global Market and on the Tel Aviv Stock Exchange, or TASE. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on The NASDAQ Global Market and New Israeli Shekels on the TASE. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

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

We believe that in 2009 we were not a passive foreign investment company. Nonetheless, because of the difficulty determining the value of our assets, there is a risk that we were a passive foreign investment company in 2009. Currently we expect that we will not be a passive foreign investment company in 2010. However, passive foreign investment company status is determined as of the end of the full tax year and is dependent on a number of factors, including the value of a corporation’s assets, the trading price of our ordinary shares and the amount and type of its gross income.  Therefore, there can be no assurances that we will not become a passive foreign investment company for the current fiscal year ending on December 31, 2010, or any future year.  For a discussion on how we might be characterized as a passive foreign investment company and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

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

In June 2002, we listed our shares on the TASE, pursuant to legislation which enables Israeli companies whose shares are traded on certain stock exchanges outside of Israel to be registered on the TASE, while reporting, in substance, in accordance with the provision of the relevant foreign securities law applicable to the Company.

During 2003, we began expanding our product offerings to include stand-alone systems. The new offerings of stand-alone products have contributed over $10 million to our sales in the year 2009.

In February 2007, we completed a private placement of approximately 2,000,000 ordinary shares in consideration of approximately $5.0 million in proceeds, gross.

In recent years, we have completely changed our business model and started selling most of our products directly to semiconductor manufacturers, at favorable average selling prices. This process had a major impact on our financial performance and we were able to present 6.7% net profitability in year 2009.

On February 9, 2010, we successfully completed an underwritten public follow-on offering of 4,427,500 ordinary shares (which amount of shares including an over allotment option) at a price per ordinary share of $4.15, in consideration of approximately $17.0 million in proceeds, net. We intend to use the proceeds for general corporate purposes.

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

4.B           Business Overview

We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide, either directly or through process equipment manufacturers. Of the 20 semiconductor manufacturers that had the highest capital equipment expenditures in 2009, 15 use our systems. Our integrated metrology systems are sold either through process equipment manufacturers and then resold to end users or sold directly to end users. These process equipment manufacturers either integrate our metrology systems into their process equipment which is then sold to the semiconductor manufacturers or allow our systems to be integrated into the process equipment at the semiconductor manufacturing facilities. Our systems were first installed in 1995 and, since that time, we have sold more than 2,000 metrology systems.

The semiconductor manufacturing process starts with a silicon wafer that has been highly polished on one side to a mirror finish, upon which circuits are constructed. To construct the circuits, a series of layers of thin films that act as conductors, semiconductors or insulators are applied to the polished side of the wafer.  During the manufacturing process, these film layers are subjected to processes which remove portions of the film layers, create circuit patterns and perform other functions.  The semiconductor manufacturing process requires exacting steps and strict control of equipment performance and process sequences.  Tight control can be achieved through monitoring silicon wafers and measuring relevant parameters before or after each process step with metrology tools such as those we produce.

Prior to the introduction of our integrated metrology systems, process control was solely achieved through stand-alone measurement equipment. Stand-alone measurement equipment requires semiconductor manufacturers to interrupt the manufacturing process sequence, remove sample silicon wafers from the process equipment and place the silicon wafers on the stand-alone measuring or inspection tool.  In contrast, our integrated metrology approach is based upon patented measuring methods that enable us to produce optical measuring systems that are small enough to be integrated directly inside many types of semiconductor process equipment. We believe that in several instances during the manufacturing process, our integrated approach offers considerable advantages over the conventional stand-alone approach to metrology control, enabling manufacturers using our integrated equipment to reduce costs and to improve production efficiency, yield and quality.

We have always emphasized our integrated metrology solutions as this continues to be an area where we have a leading position.  In addition, in the past few years we developed and started manufacturing stand-alone metrology systems as well. We plan to leverage our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings of stand-alone metrology systems. Today, both stand-alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand-alone products are compatible or complementary and used in a customized way to meet specific customer needs.

Demand for metrology systems, whether integrated or stand-alone, is driven by capital equipment purchases by semiconductor manufacturers, which in turn are driven by worldwide demand for semiconductors.  Industry data indicates that through the years, the worldwide demand for semiconductors is growing (although slowing down in recent quarters due to the global economy crisis). We believe that this growth in demand will drive demand for process control equipment, including metrology systems, as semiconductor manufacturers add capacity. Demand for metrology systems will also be driven by the increasing cost to manufacture semiconductors and the demands of semiconductor manufacturers for process equipment that provides better film uniformity, shrinking process geometries resulting in increased dimensional control, tool-to-tool matching and within-tool uniformity.

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

The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983 to over $4 billion in 2010 for facilities capable of manufacturing 300 mm wafers.  We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a rate greater than the overall process equipment market since process control equipment is in the future expected to consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

The World Economy - Update

 Global Insight, the analyst company, forecasts the world GDP growth to be 2.7% in 2010 compared to -2.2% in 2009 and the U.S. GDP growth to be 2.2% in 2010.

Analyst company Gartner forecasts semiconductor revenues to increase by 13% in 2010 after an estimated decline of 11.4% in 2009. Gartner also forecasts WFE sales in 2010 to increase by 56% compared to 2009, after an estimated decline of 48% in 2009 compared to 2008.

We believe that future demand drivers include IT desktop replacement, Windows 7 and 64bit Windows Operating System proliferation Solid State Drives (SSD), increased storage requirements of multimedia devices, network PC’s, increased complexity of cellular devices, handheld devices, GPS, automotive computers and others. However, given the continued low visibility conditions, these forecasts bear a high uncertainty factor.

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

●
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

●
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

●
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

●
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

●
Change to 300-millimeter Wafers.  The transition in wafer size from 200-millimeter diameter to 300-millimeter diameter that began in 1999 more than doubles the number of integrated circuits per wafer.  Maintaining process uniformity across these larger wafers is more difficult. Processing larger wafers also increases the cost of mistakes caused by both the larger number of integrated circuits per wafer and the greater complexity (and, therefore, cost) of processing larger wafers.  Thus, with 300 mm wafers, the need for effective metrology to quickly detect and correct errors in the manufacturing process has increased.  In addition, new metrology equipment is needed to accommodate the larger wafer size. In 2009, most equipment sales have moved towards 300mm processing.

●
Increase in Foundry Manufacturing.  As a result of the rising investment needed for semiconductor production and the proliferation of different types of semiconductors, semiconductor manufacturing is increasingly being outsourced to large semiconductor contract manufacturers, or foundries.  A foundry typically runs several different processes and makes hundreds to thousands of different semiconductor product types in one facility, making the maintenance of a constant high production yield and overall equipment efficiency more difficult to achieve. This trend of shifting to foundries for manufacturing needs has progressed even further during recent years.

●
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

Expected equipment spending in 2010

We believe that in 2010 equipment spending will be focused around two main areas:

1.	Technology buys of equipment enabling semiconductor manufacturers to move to the next technology node maintaining competitiveness, reducing cost and improving product performance.

2.	Expansion within not fully populated fab shells and initial population of new fabs.

3.	Retrofits of equipment that will improve yield or efficiency reduce overall manufacturing cost or enable using older process equipment for advanced technology nodes.

Metrology plays an important role in all of the above. We believe that we are well positioned for technology as well as expansion buys with our newer stand-alone products, the NovaScan 3090Next and the Nova T500, and with our existing integrated metrology products.

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

●
utilize the process equipment wafer handling system to allow measurement of the sample wafers while processing other wafers and avoid the need for the costly additional wafer handling required by stand-alone metrology systems;

●	perform the measurements without removing the wafer from the process equipment, increasing the efficiency of the process and decreasing the risk of contamination;

●	reduce capital costs of the fabrication facility by increasing overall equipment efficiency and reducing labor costs and necessary clean room area;

●	reduce the amount of time required to qualify process equipment that is usually idle during qualification steps, thus, minimizing costly equipment down-time;

●	reduce the number of test wafers; and

●	detect processing errors as early as possible.

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

In prior years, most of our integrated metrology products were sold to process equipment manufacturers (such as Applied Materials, Inc. and Ebara Corporation). These products are later sold by the process equipment manufacturers to the semiconductor manufacturers. In recent quarters, we have made efforts to sell our integrated metrology products directly to the semiconductor manufacturers, in order to provide more favorable commercial terms to end users, OEM’s and our Company as well as deepen our technological cooperation with the end users. These efforts resulted in a significant shift towards direct sales of our integrated metrology products in 2009. We can not foresee the long-term impact of a move to direct sales, due to the competitive landscape and overall market conditions.

Stand-Alone Metrology

As stated above, we pioneered the area of integrated metrology and to-date revenues from that product continue to represent the larger portion of our overall revenues. With the adoption of our technology and the formation of long standing relationships with leading manufacturers, we have come to realize that our technology can be extended beyond integrated metrology into areas such as stand-alone metrology. Accordingly, in the past few years we developed a stand-alone metrology tool to perform measurements similar to those performed by our integrated metrology tools. The expression “stand-alone metrology” generically describes free standing metrology equipment which sits inline, i.e., next to the processing equipment and receives cassettes or FOUPS of wafers to allow sampling of a few or several wafers from each cassette it receives. There are several types of stand-alone metrology tools each of which performs a distinct type of measurement, e.g., defect inspection, electrical performance, microscopic analysis, cross sections, etc. Our specific focus is in the area of optical CD measurement which is generally utilized in order to characterize critical dimensions on a wafer, their width, shape and profile. This technology is utilized today in several areas of the fab such as photolithography, etch, CMP, selective deposition of thin films, etc. The key advantage offered by this technique is that it is non destructive and extremely fast with very high accuracy and repeatability.

We introduced this concept in 2006 and we were successful in penetrating several accounts through 2009, allowing us to see a significant increase in our overall market share with the stand-alone products. With the introduction of stand alone metrology, we have expanded our addressable market and are now able to provide metrology solutions for four of the five critical manufacturing steps, as opposed to the one or two we were previously able to provide, when our product offering was limited.

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

●
Broadband Spectrophotometry. Our broadband Spectrophotometry capabilities range from deep ultraviolet to near infrared. This technology enables fast, accurate and small spot size film thickness measurement in a large range of applications on a very cost effective basis, both as an integrated system and as a stand-alone system.

●
Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry technology. These systems use a fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost effective system development. Scatterometry provides two and three dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real time metrology of the most advanced design rules, down to 22 nm and below. A key component in scatterometry technology is the modeling software which converts raw spectra coming from the measurement tool into useful information in terms of customer parameters. This segment of the technology is where we currently focus our attention and where we have also acquired specific advantages due to our unique solutions.

●
Imaging and image processing.  This technology has three different applications: (1) navigating on product wafers to perform measurements on very small selected sites; (2) detecting defects on product wafers after critical process steps, such as lithography and etch; and (3) measurement of the accuracy of registration between two layers (overlay measurement), mostly used in lithography.

The measurement techniques used in our metrology products are unique and protected by a number of patents.

Throughout our history, we have been a technological leader in the integrated metrology field.  We were the first to offer integrated metrology solutions for semiconductor manufacturers and are the only provider of integrated metrology solutions that can measure wafers in water, which allows for more efficient and accurate metrology. Our systems have also been recognized by the industry: in 1998 we received the prestigious Editors’ Choice Best Product Award from Semiconductor International magazine for our NovaScan 420 integrated thickness measurement tool for CMP process monitoring, in 2004 we received the award for our NovaScan 2020Cu and 3030Cu for Copper CMP process monitoring, in 2007 we received the award for our NovaScan 3090CD for thin-film metrology of dielectric CMP and copper applications, CD control and shape profiling and in 2009 we received this award for NovaMARS modeling SW.

Products

Our products include metrology systems for thin film measurement in chemical mechanical polishing and chemical vapor deposition applications; optical CD and Metal Line Thickness (MLT) systems for use in post-copper chemical mechanical polishing applications and optical critical dimension systems for lithography and etch applications. Our integrated thickness monitoring system for chemical mechanical polishing process control enables wafer-to-wafer closed loop control. We offer several models of this integrated thickness monitoring systems, depending on polisher type and end-user requirements.  These metrology systems address a broad range of metrology requirements of our end-user and process equipment manufacturer customers.  Both our integrated and stand-alone systems incorporate patented optical scanning, dynamic auto-focus, unique pattern recognition for arbitrarily oriented wafers and proprietary algorithms for in-water measuring of two layers simultaneously. We offer several different product models that are tailored to conventional chemical mechanical polishing equipment as well as to newer, high throughput polishers. Following is a summary of our products:

Thin Film Process Control

●
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

●
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

●
The NovaScan 2020Cu has the same basic platform as the NovaScan 2040, with additional hardware and software improvements, enabling the system to answer the unique requirements of copper chemical mechanical polishing monitoring. The system went through several beta tests during 2001 and 2002 and was released for sale in the beginning of 2003.

●
The NovaScan 3030Cu has the same basic platform as the NovaScan 3030, with additional hardware and software improvements, enabling the system to answer the unique requirements of 300 mm copper CMP monitoring.  The system went through field-testing during 2002 and was released for sale in the beginning of 2003.

●
The NovaScan 3090 CMP system is a broad spectral range system for chemical mechanical polishing metrology needs, measuring thin film thickness at high throughput. The system went through field-testing and was released for sale in 2005.

●
The NovaScan 3090 CD system is a scatterometry-based system for measuring the critical dimensions (CD) and profiling lines and trenches on 200 mm and 300 mm wafers. The system went through field-testing during 2003 and was released for sale in 2004. The systems are sold as integrated metrology systems and as stand-alone systems with third-party automation modules.

●
The NovaScan 3090 SA is similar in performance to the NovaScan 3090 CD, providing full two and three dimensional profiling capabilities in a stand-alone configuration. The systems are utilized in lithography, etch, thin film deposition and chemical mechanical polishing process. The system was released for sale in 2005.

●
The NovaScan 3090Next is currently our main product. Targeted at 45nm and 32nm technology nodes this tool was released in 2006 and provided significant improvements in both throughput accuracy, tool to tool matching and spectral range over the older NovaScan 3090. It also improved overall tool reliability. The NovaScan 3090Next is available as integrated metrology and as stand-alone metrology systems for both thin film and Optical CD (scatterometry) applications.

●
The Nova T500 is the latest addition to the stand-alone product family, targeted at 32nm and 22nm technology nodes. The Nova T500 features improved metrology performance, improving both accuracy and tool to tool matching, industry leading throughput of 250WPH and the ability to combine up to three metrology units (MU) on the same tool.

●
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

●
A closed loop control option for the NovaScan systems delivers reliable, highly automated wafer-to-wafer uniformity over chemical mechanical polishing manufacturing processes. The thickness data of every processed wafer is obtained and process parameters are fed back to adjust the next wafer polish.

●
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

●
NovaHPC (High Power Computer) supports the NovaMars Application Development Tool and enables effective and timely results. Scalable and user configurable infrastructure with Nova’s proprietary task management software addresses the growing needs of IC manufacturing metrology. NovaHPC is just one of the few solutions available for cost effectiveness and computation power growth flexibility. The stand-alone modular rack:

▪	HPC

▪	TurboHPC

▪	Grid computing connectivity enabled

▪	Web-based management SW

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, and include measurement instruments, optical modeling, image acquisition, pattern recognition, equipment integration and fab automation. Our research and development staff consists of about 70 highly skilled members, over 15 of which having PhDs, including a few independent contractors. Since June 2003, our research and development operations have been certified as ISO9001/2000 quality standard.

The metrology and process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product line is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies.  In 2007, 2008 and 2009, our research and development expenses, net of participation by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, were $9.1 million, $8.6 million and $6.8 million respectively, representing, 16%, 22% and 17% of our respective total revenues for those years The decrease in R&D expenses in the past year is a result of the economical crisis and the slow down in the semiconductor equipment market which started in the beginning of 2008. However, this decrease was achieved by reducing variable costs (materials and consulting) and salary cuts while retaining all key employees and capabilities intact. We anticipate that our research and development expenses, net, will increase in 2010 as a response to the increasing demand for our products in recent quarters and the new opportunities which we now have due to our successful penetration of our stand-alone Optical CD products over the past year.

Our vision is to continue to be a market leader in the semiconductor process control market and become the leader in the stand-alone Optical CD metrology market, and our research and development policies and activities are designed to support this vision. Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Project initiation is based on a detailed project plan, risk and market analysis. Each project is monitored throughout its life cycle in a structured process, including design reviews and project management reviews. Our R&D division is utilizing a matrix organization in order to support flexibility, efficiency and conservation of knowledge from one product to the next.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of March 1, 2010, we have been granted 84 U.S. patents and more than 35 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2014 to 2024. We also have 20 U.S. patent applications pending and more than 40 applications pending in other countries including 3 PCT applications.  Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. We have also registered 5 trademarks in the U.S. and 6 registered trademarks in countries other than the U.S.

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

On August 18, 2006, we filed a request for re-examination of the Nanometrics’ U.S. No. Re 34,783 Patent with the U.S. Patent & Trademark Office (PTO). On May 25, 2007, the PTO rejected all five claims of U.S. No. Re 34,783 Patent filed by Nanometrics and, in view of Nanometrics failure to file an appropriate response to the rejection, on August 16, 2007, the PTO issued a Notice of Intent to Issue a Re-examination Certificate, cancelling all five claims of the patent.

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

In September 2006, we invited companies to submit bids to license or buy some of our patents. These patents have substantial value because the industry is on the threshold of widespread adoption of integrated metrology and the methods covered by the patents are critical for advanced manufacturing of semiconductors. We were pioneering the use of an auction model to set a market price for patent licenses by offering to the highest bidder licenses for six of our patents pertaining to the use of a lithography tool with integrated metrology in semiconductor processing lines.  Participants in the auction also had the option to bid for full ownership of the patents, which represent only a small portion of Nova’s extensive patent portfolio.

In July 13, 2007, Nova reached an agreement to license the patents to a large semiconductor manufacturer for a total consideration of more than $1.0 million.

In addition to the successful monetizing of some our patents in 2007 by non-exclusive licensing to a large semiconductor manufacturer for more than $1.0 million, in June 2009 we initiated another intellectual property monetizing project, by offering several relevant companies to license or acquire an extended number of our patents. We believe that even after the successful monetizing of our patents, our intellectual property portfolio will remain very strong and the company’s competitive position will not be diminished through this process. The company will ensure that it maintains sufficient intellectual property rights to continue and sell its products with the appropriate degree of patent protection. Although we are currently in the process of on-going discussions with several potential buyers, we have not struck a definitive deal with any of these potential buyers. For additional information regarding our intellectual property, see “Our Technology” starting on page 17.

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

We also seek to establish and maintain close and mutually beneficial relationships with our customers by consistently providing them with a high level of service, support and new capabilities. We have established a global network of direct sales and marketing, customer service and applications support offices. We maintain sales, service or applications offices in Europe, Israel, Japan, Korea, Singapore, Taiwan, and the U.S., with a total staff of 93 people. These offices provide highly qualified application support specialists, training to process equipment manufacturer customers and end users, marketing, demonstrations and evaluations, spare parts hubs and sales and support engineers.

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

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	Year ended December 31,
	2007	2008	2009
	(in thousands)
U.S.	$15,861	$9,671	$5,713
Europe	7,405	3,712	1,288
Japan	2,686	3,776	4,880
Asia-Pacific (excluding Japan)	32,125	21,810	27,437
Total	$58,077	$38,969	$39,318

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

	Year ended December 31,
	2007	2008	2009
Total revenues from five largest customers	87%	67%	82%
Range of revenues from five largest customers	1%-47%	3%-37%	4%-46%

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

The highly competitive nature of the market for semiconductor capital equipment affects our ability to successfully implement our marketing and sales efforts.  Competitive factors in the market for integrated process control systems include technological leadership, system performance, ease of use, reliability, cost of ownership, technical support and customer relationships. For integrated process control, an adequate business model, internal organization and unique process equipment manufacturer agreements and partnerships are also significant factors. We believe we compete favorably on the basis of these factors in the markets we serve.

Our current integrated products primarily compete with products manufactured by Nanometrics. We have gained market share with the successful launch of NovaScan 3090 platform but we expect our integrated products to face intense competition in the coming years. In the scatterometry field, we face intense competition in both integrated and stand-alone metrology, from both Nanometrics and KLA-Tencor.

Manufacturing

In order to leverage the relatively high volume of integrated and stand-alone systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others.  Our manufacturing operations received the ISO 9002 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001/2000 requirements.

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

We have our manufacturing facility, which is located in Ness-Ziona, Israel, divided into two buildings. Any event affecting this facility, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues.

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

Government Regulation

For information relating to the impact of certain government regulations on our business, see “Grants from the Office of the Chief Scientist” starting on page 32.

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

In 2006 we experienced significant growth and our sales grew 60% compared to 2005. This growth was a result of an overall upturn in the industry as well as successful proliferation of our NovaScan 3090 product platform. In 2007, we experienced an additional 20% growth in sales compared to 2006 mainly as a result of the industry upturn and integrated metrology market share gains. In 2008, demand for our metrology products decreased significantly as a result of the overall slow-down in the semiconductor industry and global recession, and we have experienced a 33% decline in revenues in 2008 compared to 2007. In 2009, in which WFE as a whole decline by approximately 50%, we have been able to increase our products’ revenues by 15%, as a result of significant market share gains with our stand-alone and integrated metrology products. Industry forecasts indicate a significant increase in WFE spending in the next two years, and we believe we are well positioned to cater to this trend.

We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2009, product sales accounted for 75% of our total revenues and services accounted for 25%. Presently, we have no significant long-term debt, and during 2009 we used $0.9 million of our overall cash reserves. As of the end of 2009, we had overall cash reserves of $19.1 million and working capital of $25.1 million.

From quarter to quarter and from year to year, our revenues can vary significantly for a number of reasons. Importantly, we do not have long-term or multi-unit purchase contracts with our customers.  Therefore, while most of our customers have purchased multiple systems from us and we anticipate that our customers will continue to do so, our customers can determine at any time to stop doing business with us. In addition, primarily because the semiconductor industry is dominated by a small number of large companies, our customer base is concentrated among a limited number of customers.  A loss of any single customer could cause our revenues to decrease by a material amount. Furthermore, because our systems range in price from approximately $0.2 million to approximately $1.5 million, the loss of relatively few sales could also cause our revenue to decrease by a material amount.  Our service revenues, which in the past tended to be more predictable and less subject to wide fluctuations, have helped us decrease the volatility in our revenues.

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

When evaluating the performance of the Company, our management tends to focus on several financial metrics and several qualitative areas such as: gross margins; warranty cost per system and warranty costs as a percentage of sale price; inventory as a percentage of yearly sales; days sales outstanding; and the mixture of our sales and geographical distribution of installations of our systems at end users sites compared to industry capital equipment trends. Blended gross margins in 2009 were approximately 45%, while product sales presented gross margins of approximately 57% and services presented gross margins of approximately 7%. In 2009, warranty costs ranged between approximately 4% to 6% of the average sale price of our products. Factors that affect warranty costs include the number of systems installed in a specific site or territory and the maturity of the products. Our average inventory levels in 2009 were approximately 13% of yearly sales. In 2009, average days sales outstanding for total revenues were 57 and ranged between 23 and 67 days over the four quarters of 2009. Geographical distribution analysis of installation at end user sites of our products reveals some increase in the installations of our products in Asia Pacific (excluding Japan) from 56% in 2008 to 70% in 2009 and a corresponding decrease in installations mainly in the U.S. and Europe.

Significant Events in 2009 and Outlook for 2010

The year 2009 had several significant events:

●	Acquisition of several new strategic customers for our stand-alone products.

●	Significant proliferation of our stand-alone solutions among existing customers.

●	First sale of our new stand-alone platform – the NovaT500.

●	A significant improvement in the integrated metrology business model through the sale of products directly to semiconductor manufacturers instead of original equipment manufacturers.

●	Cost reduction programs which were necessary to realign the operation with the decline in business volumes.

In 2010, Nova plans to focus on the following:

●	Continuing the development of our current technology for both stand-alone and integrated metrology products both in hardware and software.

●	Introducing new generations of our current products as well as new products to address the advancing technology trends toward feature sizes of 45 nm and below as well as new processes and materials.

●	Leveraging the increased need for monitoring and controlling which results from decreasing feature sizes, and the accelerated move to new materials.

●	Initiating evaluations of our products to support penetration into new accounts in order to increase market share.

The challenges and risks we face in meeting our plans are:

●	On time delivery of “the right” process control solutions to meet the needs of our existing and new customers.

●	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

●	Creating aggressive and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

In order to address these risks and challenges, we are working closely with leading customers’ process development groups and with the leading process equipment manufacturers.  The purpose of working closely with customers and process equipment manufacturers is to receive from them as early as possible information and feedback on their current and future metrology and process control needs and tune the roadmap to support such needs.

Currently, our main revenue generator continues to be the CMP integrated metrology product line. In previous years, most of the integrated metrology sales to CMP supported the polishing of dielectric layers. After several years of developing a solution for Copper CMP and given the strong market transition to Copper as the main conducting material (instead of Tungsten and Aluminum) we are seeing a large portion of sales coming from this sector. This is the case both in the foundry sector as well as in high end memory manufacturing. We believe the design wins we have had in this area will continue to provide us with growth opportunities in the future.

In the past few years we have also worked collaboratively with two of the three leading etch manufacturers to integrate our metrology for a process control scheme similar to the concept used in CMP. Though this integration offers advanced capabilities, its adoption in the market place has been slow. In 2009, we saw an increased interest in this solution and added some new customers. We also took part in the further development of process control solutions for this integration. The growth in interest is very much related to the move to a more advanced patterning technique called double patterning. This method was developed by both etch and lithography tool manufacturers and though it offers unique ways to advance technology shrinks it increases the need for closer process monitoring and control. We are constantly monitoring technological advancements and the applicability of our technology to those advancements and are actively engaged in joint development efforts with customers and OEM’s, but we cannot foresee the extent to which our solutions will ultimately be adopted.

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

In accordance with ASC 605-25-30 for arrangements containing multiple elements, fair value of each element is determined based on specific objective evidence and revenue is allocated to each element based upon its fair value. The revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. If specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exists for the undelivered elements, or until all elements are delivered, whichever is earlier. Service contracts generally specify fixed payment amounts for periods longer than one month, and are recognized on a straight line basis over the term of the contract.

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

Inventories Write-Off

We carry our inventory at the lower of either the actual cost or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. As demonstrated during 2008, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand, which could lead to losses. In addition, our industry is characterized by rapid technological change, frequent new product developments, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

For a discussion of other significant accounting policies used in the preparation of our financial statements and recent accounting pronouncements, see Note 2 to our consolidated financial statements contained elsewhere in this report.

5.A           Operating Results

Overview

A significant portion of our revenues historically has been derived from customers in the U.S., however, we expect that U.S. sales as a percentage of total sales may decrease if the portion of our sales directly to semiconductor manufacturers, rather than through process equipment manufacturers, will increase.  In 2007, 63% of our revenues were derived from U.S. customers, 8% were from European customers, 20% were from Japanese customers, and 9% were derived from Asian (other than Japanese) customers. In 2008, 50% of our revenues were derived from U.S. customers, 8% were from European customers, 17% were from Japanese customers, and 25% were derived from Asian (other than Japanese) customers. In 2009, 27% of our revenues were derived from U.S. customers, 3% were from European customers, 12% were from Japanese customers, and 58% were derived from Asian (other than Japanese) customers.

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

	2007	2008	2009
USA	27%	25%	15%
Europe	13%	9%	3%
Japan	5%	10%	12%
Asia-Pacific (excluding Japan)	55%	56%	70%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers. In 2007, 2008 and 2009 our five largest customers accounted for 87%, 67% and 82% of our revenues, respectively. In 2007, 2008 and 2009 our single largest customer accounted for 47%, 37% and 46% of our revenues, respectively. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered being major customers and the percentage of our revenue represented by each major customer may vary from period to period. Therefore, the loss of any one of our major customers could materially and adversely affect us.

The sales cycle for our systems typically ranges from 3 to 24 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the introduction of a new type of system to a production line. Although at the end of 2009 we had a relatively high backlog, historically, we have a relatively low backlog.  Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2009, our inventory levels at the end of each quarter ranged from $3.9 million to $6.3 million. We planned our 2009 inventories for sales of 200 mm systems and 300 mm systems according to our expectation that approximately 90% of equipment sales would be for 300 mm equipment and that the NovaScan 3090 would account for most of our sales of 300 mm systems. Actual sales in 2009 were similar to this plan. In 2010, we anticipate continued proliferation of the new NovaScan 3090 Next product for the 300 mm market, and expect that overall 300mm sales will continue to account for over 90% of our revenues. If our actual sales are significantly different from our expectations, we may have to write-off some of our inventory.

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

Our revenues increased by 1% in 2009 following a 33% decrease in 2008 and a 20% increase in 2007.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2007	2008	2009

Revenues from product sales	78.5%	65.9%	75.4%
Revenues from services	20.2%	34.1%	24.6%
Revenues from IP Licensing	1.3%	--	--
Total revenues	100.0%	100.0%	100.0%

Cost of products sale	38.3%	32.2%	32.4%
Inventory write-off and inventory purchase commitments losses	0.5%	3.6%	--
Cost of services	18.4%	30.9%	22.9%
Total cost of revenues	57.2%	66.7%	55.3%

Gross profit	42.8%	33.3%	44.7%

Operating expenses:
Research and development expenses, net	15.8%	22.1%	17.4%
Sales and marketing expenses	17.5%	19.2%	15.3%
General and administrative expenses	8.3%	8.2%	5.7%
Impairment loss on intangibles and equipment related to HyperNex assets and liabilities acquisition	6.6%	1.7%	--
Total operating expenses	48.2%	51.2%	38.4%

Operating profit (loss)	(5.4)%	(17.9)%	6.3%

Financing income (expenses), net	(1.3)%	4.0%	0.4%

Net income (loss)	(6.7)%	(13.9)%	6.7%

Comparison of Years Ended December 31, 2009 and 2008

Revenues. Our revenues in 2009 increased by $0.3 million, or 0.9%, compared to 2008, with revenues attributable to product sales accounting for $29.6 million, an increase of $3.9 million, or 15.4%, compared to 2008, and revenues attributable to services accounting for $9.7 million, a decrease of $3.6 million, or 27.2%, compared to 2008. The increase in product sales revenue in 2009 was attributed mainly to market share gains with our stand-alone and integrated metrology products. The decrease in services revenues is attributed mainly to the expiration of service contracts in 2009 that were not renewed due to the downturn in industry as a result of low fab utilization rates in the beginning of 2009.

Cost of Revenues and Gross Profit. Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2009 was $12.7 million, an increase of $0.2 million, or 1.6%, compared to 2008. Our cost of revenues attributable to product sales, as a percentage of product revenues in 2009, was 42.9%, compared to 48.8% in 2008. Our cost of goods sold in 2008 included an inventory write-off of $1.4 million. Our gross margin attributable to product revenues in 2009 was 57.1%, compared to 51.2% in 2008. This increase in gross margins in 2009 is mainly related to an overall increase in our average selling price.

Our cost of revenues attributable to services in 2009 was $9.0 million, a decrease of $3.0 million, or 25.3%, compared to 2008. This decrease is mainly attributable to our on-going cost reductions to accommodate for the decline in service revenues. Our gross margin attributable to services revenues in 2009 was 7%, compared to 9.3% in 2008 as a result of our inability to fully align the expenses reduction to the reduction in sales.

Our overall gross profit increased by 35.4% to $17.5 million in 2009, compared to $13.0 million in 2008. Our overall gross margin was 44.7% and 33.3% of our total revenues in 2009 and 2008, respectively. The increase in overall gross margins in year 2009 is mainly attributable to the increase in the average selling prices of our products.

Research and Development Expenses, Net. Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the Office of the Chief Scientist. Our net research and development expenses decreased by 20.2% to $6.9 million in 2009, compared to $8.6 million in 2008, after offsetting grants received or receivable from the Office of the Chief Scientist of $2.2 million in 2009 and $2.0 million in 2008. In 2009, net research and development expenses represented 17.4% of our revenues compared to 22.1% of our revenues in 2008. This decrease is mainly attributed to our on-going cost reduction efforts during 2009.

Approximately $3.6 million of our net research and development expenses in 2009 resulted from our research and development efforts relating to current integrated metrology and stand-alone products activities. Approximately $3.2 million of our net research and development expenses in 2009 were related to developing a technology infrastructure for next generation metrology tools platforms, mainly for stand-alone metrology products, and to creating a new technology infrastructure for scatterometry based metrology solutions.

Sales and Marketing. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses and overhead. They also include commissions to our representatives and sales personnel and royalties. Our sales and marketing expenses decreased by 19.8% to $6.0 million in 2009, compared to $7.5 million in 2008. The decrease in sales and marketing expenses is mainly attributed to our on-going cost reduction efforts during 2009. Sales and marketing expenses represented 15.3% and 19.2% of our revenues in 2009 and 2008, respectively. The decrease as a percentage of revenue is mainly related to the significant decrease in sales and marketing expenses in 2009 while revenues remained stable.

General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses decreased by 0.9% to $2.2 million in 2009, compared to $3.2 million in 2008. This decrease in mainly attributed to our on-going cost reduction efforts. General and administrative expenses represented 5.7% and 8.2% of our revenues in 2009 and 2008, respectively.

Financial Income, Net. Financial income, net, for year 2008, includes a gain of $1.4 million related to the sale of short term investments (Auction Rate Securities) that were impaired at the same amount in 2007. Excluding the gain or loss related to the Auction Rate Securities, financial income, net, in 2009 and 2008 was $0.2 million (for each year).

Comparison of Years Ended December 31, 2008 and 2007

Revenues. Our revenues in 2008 decreased by $19.1 million, or 33%, compared to 2007, with revenues attributable to product sales accounting for $25.7 million, a decrease of $19.9 million, or 44%, compared to 2007, and revenues attributable to services accounting for $13.3 million, an increase of $1.6 million, or 13.6%, compared to 2007. Revenues in 2007 also included $0.8 million attributable to intellectual property licensing. The decrease in product sales revenue in 2008 was attributed mainly to the decrease in demand for our integrated metrology products resulting from an overall slow-down in the semiconductor industry. The increase in services revenues is attributed mainly to new service contracts and higher time and materials sales in 2008 compared to 2007.

Cost of Revenues and Gross Profit. Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2008 was $13.9 million, a decrease of $8.7 million, or 38.5%, compared to 2007. This decrease is mainly attributable to the decrease in the number of systems sold in 2008. Our cost of revenues attributable to product sales, as a percentage of product revenues in 2008, was 54.2%, compared to 49.5% in 2007. Our cost of goods sold in 2008 and 2007 include inventory write-off of $1.4 million and $0.3 million, respectively. Our gross margin attributable to product revenues in 2008 was 45.8%, compared to 50.5% in 2007. This decrease in gross margins in 2008 is related mainly to the decrease in our integrated metrology products revenues and to the need to write-off inventories as a result of this decrease.

Our cost of revenues attributable to services in 2008 was $12.1 million, an increase of $1.4 million, or 12.7%, compared to 2007. This increase is mainly attributable to labor and material costs relating to the supply of new service contracts and spare parts. Our gross margin attributable to services revenues in 2008 was 9.3%, compared to 8.6% in 2007.

Our overall gross profit decreased by 47.7% to $13.0 million in 2008, compared to $24.8 million in 2007. Our overall gross margin was 33.3% and 42.7% of our total revenues in 2008 and 2007, respectively. The decrease in overall gross margins in year 2008 is mainly attributable to the significant decrease in our products revenues.

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

Approximately $4.5 million of our net research and development expenses in 2008 resulted from our research and development efforts relating to current integrated metrology and stand-alone products activities. Approximately $4.1 million of our net research and development expenses in 2008 were related to developing a technology infrastructure for next generation metrology tools platforms, mainly for the stand-alone metrology products, including x-ray technology, and to creating a new technology infrastructure for scatterometry based metrology solutions.

Sales and Marketing. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, related travel expenses, and overhead. They also include commissions to our representatives and sales personnel and royalties. Our sales and marketing expenses decreased by 26% to $7.5 million in 2008, compared to $10.2 million in 2007. This decrease is attributable to a decrease in expenses associated with evaluations, commissions and the reduced levels of sales activity. Sales and marketing expenses represented 19.2% and 17.5%, of our revenues in 2008 and 2007, respectively. The increase as a percentage of revenue is related to the lower volume of revenues in 2008, which was partially offset by the significant decrease in sales and marketing costs.

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

Other Operating Expenses. During 2008, we incurred a $0.6 million impairment costs related to the acquisition of HyperNex assets and liabilities, compared with $3.8 million in 2007.

Financial Income, Net. Financial income, net, for year 2008, includes a gain of $1.4 million related to the sale of short term investments (Auction Rate Securities) that were impaired at the same amount in 2007. Excluding the gain or loss related to the Auction Rate Securities, financial income, net, decreased to $0.2 million in 2008 from $0.6 million in 2007. This decrease is attributable to the decrease in interest rates in year 2008 relative to 2007, as well as to the impact of currency exchange rate fluctuations experienced during the financial crisis.

5.B           Liquidity and Capital Resources

As of December 31, 2009, we had working capital of approximately $25.1 million compared to working capital of $20.0 million as of December 31, 2008.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2009 were $19.1 million compared to $20.0 million as of December 31, 2008.

Trade accounts receivable increased from $2.8 million as of December 31, 2008 to $11.5 million as of December 31, 2009. This increase is mainly attributable to the increase in revenues in the fourth quarter of 2009 relative to the fourth quarter of 2008. Inventories decreased from $6.9 million as of December 31, 2008 to $3.9 million as of December 31, 2009, mainly due to a continued usage of inventories that were built up in prior periods.

Operating activities in 2009 generated negative cash flow of $1.8 million compared to a negative cash flow of $3.3 million in 2008. The decrease in negative operating cash flow is mainly associated with the increase in profitability in 2009 relative to 2008.

The following table describes our investments in capital expenditures during the last three years:

	2007		2008		2009
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
			(in dollar thousands)
Electronic equipment	1,953	51	968	3	463	19
Office furniture and equipment	27	32	11	8	1	15
Leasehold improvements	11	97	21	21	43	13
Total	1,991	180	1,000	32	507	47

In 2009, the investment in capital expenditures was financed from our cash reserves. The decrease in capital expenditures for electronic equipment in 2009 is mainly attributable to a decrease in capital expenditure of electronic equipment used for our research and development labs and systems for our demonstration centers and application development, as part of our cost control measures during 2009. Although we currently have no significant capital commitments, we expect to spend approximately $1.5 million on capital expenditures in 2010, mainly for information systems improvements (software and hardware) and electronic equipment used in our research and development labs and demonstration facilities.

Our principal liquidity requirement is expected to be for working capital. We believe that our current cash reserves will be adequate to fund our activities for at least the next 12 months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with the remaining net proceeds of our initial public offering, and the proceeds we realized from our follow-on offering, together with positive cash flow from operations, if any. If these funds are insufficient to finance our activities, we will have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

 Presently, we have no long-term debt, nor any readily available source of long-term debt financing such as a line of credit.

During 2007, short-term investments in the amount of $2.9 million in Auction Rate Securities experienced failed auctions. Accordingly, these investments were classified as long-term investments in our financial statements as of December 31, 2007. During 2008, our Auction Rate Securities were repurchased at their full par value, by the custodian of these investments, as part of a repurchase arrangement with that custodian. We did not incur any costs in connection with this repurchase arrangement, as it was based on a settlement arrangement between the custodian and the U.S. authorities. Accordingly, in our financial statements for 2008, we have reported a one-time gain of $1.4 million as a result of this arrangement. For additional information see Note 2G in the financial statements.

On February 9, 2010, we successfully consummated an underwritten public follow-on offering of 4,427,500 ordinary shares (including ordinary shares sold pursuant to the over allotment option) at a price per ordinary share of $4.15, in consideration of approximately $17.0 million, net.

With regard to usage of hedging financial instruments and the impact of inflation and currency fluctuations, see “Quantitative and Qualitative Disclosures about Market Risk” starting on page 63.

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

As of December 31, 2009, we received grants from the Office of the Chief Scientist in the aggregate amount of $16.2 million. Because the implementation of regulations raising royalty rates to between 3% and 6% has been deferred, we are obligated to pay royalties of 3%-3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2009, our contingent liability to the Office of the Chief Scientist for grants received was approximately $13.4 million. See also Note 8A to our consolidated financial statements contained elsewhere in this report.

No royalties are due to the Chief Scientist in respect to programs that do not end up creating a marketable product.

The funds available for grants from the Office of the Chief Scientist were reduced for 2004 and 2005, and the Israeli authorities have indicated that the government may further reduce or abolish grants of this kind in the future. Even if these grants are maintained, we might not receive them in the future and cannot presently predict the amount of any grants we might receive.

In addition to royalty-bearing grants from the Office of the Chief Scientist, in 2009, we participated in a program, IMG4, sponsored by the Office of Chief Scientist. Under the terms of this program, we are cooperating with additional companies and research institutes in Israel, organized in a consortium, for the development of advanced techniques for improved tool control. The Office of the Chief Scientist is contributing 66% of the approved research and development budget for the research consortium and the members of the research consortium contributing the remaining 34%. No royalties from this funding are payable to the Israeli government, however, the provisions of the law and related regulations regarding the restrictions on the transfer of know-how outside of Israel do apply. Expenses in excess of the approved budget are borne by the consortium members. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right to utilize and implement such technology without having to pay royalties to the developing consortium member. Since our collaboration with this consortium will not deal with issues that are part of our core technology, we believe that it will have no effect on our strong intellectual property portfolio. As of December 31, 2009, we had received approximately $0.5 million in grants from the Office of Chief Scientist in connection with this program.

5.D          Trend Information

For Information regarding most significant recent trends in our market, see “The World Economy - Update” starting on page 13.

5.E          Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.F          Tabular Disclosure of Contractual Obligations

As of December 31, 2009 we had contractual obligations as described in the following table:

	Payment due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$3,449	$1,228	$1,143	$1,078	$--
Purchase Obligations	4,735	4,630	105	--	--
Other Long Term Liabilities	35	--	35	--	--
Total	$8,219	$5,858	$1,283	$1,078	$--

Item 6.  Directors, Senior Management and Employees

6.A          Directors and Senior Management

The following is the list of senior management and directors as of March 1, 2010:

Name	Age	Position
Michael Brunstein	66	Chairman of the board of directors
Giora Dishon	65	Director and co-founder
Avi Kerbs	62	Director
Alon Dumanis	59	Director
Dan Falk	65	External Director
Naama Zeldis	46	External Director
Avi Cohen	56	Director
Gabi Seligsohn	43	President and Chief Executive Officer
Dror David	40	Chief Financial Officer
Avi Magid	48	Executive Vice President Global Business Management Group
Gabi Sharon	47	Vice President Operations
Boaz Brill	45	Vice President Technology Development
Hila Mukevisius	35	Vice President Human Resources

Our directors (other than the external directors) serve as such until the next annual general meeting of our shareholders. Our external directors, in accordance with Israeli law, serve for a three-year term, which may be renewed for one additional three-year term and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our company. Mr. Dan Falk was elected in 2005 to serve for a three-year term that expired in 2008 and was re-elected in 2008 for an additional three-year term. Ms. Zeldis was elected in 2006 to serve for a three-year term that expired in 2009 and was re-elected in 2009 for an additional three-year term.

Dr. Michael Brunstein was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. At present, Dr. Brunstein serves as a board member of Ham-let Ltd., a company listed on the TASE. He is a chairman and serves on boards of directors of several privately owned companies. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University.

Dr. Giora Dishon is a co-founder of Nova and served as President and Chief Executive Officer since Nova’s formation in 1993 until August 2006. From 1989 to 1993, he served as Thin Film and Flat Panel Display Product Line Manager at Orbot Systems and Orbotech Ltd., a manufacturer of automated optical inspection equipment. From 1986 to 1988 he was a Visiting Scientist at the Microelectronics Center of North Carolina, and from 1982 to 1986 he served as Managing Director at AVX Israel Ltd., a manufacturer of electronic devices. Dr. Dishon is a founder of several private companies, and also serves on the boards of several privately owned companies, as chairman and director. Dr. Dishon holds a B.Sc. in Chemistry, a M.Sc. and a Ph.D. in Materials Science from the Hebrew University, Jerusalem, Israel.

Mr. Avi Kerbs has served as a director of Nova since 1993. He serves as the President and Chief Executive Officer of Teuza Management & Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital company and has served in this capacity since 1991. Teuza-A Fairchild Technology Venture Ltd. is a major shareholder of Nova. He serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and a M.Sc. in Industrial Management from the Technion - Israel Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors and the Haifa University Board of Governors. Mr. Kerbs is also a member of the Board of CPI – Cerebral Palsy International Foundation in the U.S. and a member of the board & executive committee of Amit (Alfred Mann Institute) in the Technion. Mr. Kerbs was originally appointed to our board of directors by Teuza.

 Dr. Alon Dumanis has served as a director of Nova since 2002. He is the Chief Executive Officer of Docor International Management, a Dutch investment company, subsidiary of The Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of XSight System, Softlib, Clariton, DNR Imaging, and a member of the board of directors of Spectronix (TASE-SPCT) and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (TASE-TDCM), a former member of the board of directors of El Al Israel Airlines (TASE-LY), and a former member of the board of directors of Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Dan Falk was elected as the Company’s external director in accordance with the provisions of the Companies Law in 2005, and was re-elected for an additional term on September 25, 2008. Mr. Falk is a business consultant to public and private companies. During 1999 to 2000, Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV.  Prior to that, Mr. Falk served as Executive Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk serves as a member of various companies’ boards of directors such as Orbotech Ltd., Nice Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., Jacada Ltd., (all of which are companies publicly traded in the United States), Orad Hi-Tec Systems Ltd. (as chairman of the board of directors), AVT Ltd., Amiad Filtration Systems, Oridion Medical Ltd. (all of which are companies publicly traded in Europe), Plastopil Ltd. (traded on the TASE) and serves as the chairman of Chromagen Ltd. (a privately owned company). Mr. Falk’s son-in-law is a partner at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., our outside counsel.

Ms. Naama Zeldis was elected as the Company’s external director in accordance with the provisions of the Companies Law in 2006, and was re-elected for an additional term in 2009. Ms. Zeldis has been serving as Chief Financial Officer of Netafim Ltd. since December 2005. Prior to that, she served as Chief Financial Officer of EDS Israel, Radguard, and Director of Finance of RAD Data Communications. Ms. Zeldis is a former member of the board of directors and of the audit committee of Metalink. Ms. Zeldis holds a B.A. in Economics and an M.A. in Business Administration, majoring in Financing, from the Hebrew University of Jerusalem and a B.A. in Accounting from Tel-Aviv University.

Mr. Avi Cohen has served as a director of Nova since 2008. Mr. Cohen serves as President and Chief Executive Officer at Orbit Technologies, a public company traded on the TASE. Orbit is a leading designer, developer, and manufacturer of a wide range of advanced communication systems for the commercial and defense markets. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO at ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide.  Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor.  From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S.  During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group.  From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division.  Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel.  Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

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

Mr. Dror David has served as the Chief Financial Officer since November 2005. Mr. David joined Nova in April 1998, as the Company’s Controller, and since than served in various financial and operational positions, including the position of Vice President of Resources, in which he was responsible for the finance, operations, information systems and human resources functions of the Company. Mr. David was also a leading member in the Company’s initial public offering on NASDAQ in 2000 and the Company’s private placement in 2007. Prior to joining Nova, Mr. David spent five years in public accounting with Delloitte Touch in Tel Aviv, specializing in industrial high-tech companies. Mr. David is a Certified Public Accountant in Israel, holds a B.A. in Accounting and Economics from Bar Ilan University, and an M.B.A. from Derby University of Britain.

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

Mr. Gabi Sharon has served as Vice President of Operations since September 2006. Having joined Nova in 1995, Mr. Sharon served in several key positions in the Company including as Global Customer Support Manager from September 1995 to September 2004. From September 2004 until September 2006 Mr. Sharon managed the Product Development Division, and spearheaded the NovaScan 3090 product line and its successful market launch. For a period of two years, from 2004 to 2006, he also served as the Product Marketing Manager and led the initial penetration of the Copper CMP market.  Prior to joining Nova Mr. Sharon served as Project Manager in ECI Israel. Mr. Sharon holds a B.Sc. in Computer Science from Northeastern University, Boston, Massachusetts, and a M.Sc. in Technology Management from Polytechnic University, New York.

Dr. Boaz Brill has served as Vice President Technology Development since September 2006. Dr. Brill has been with Nova since 1999 and was the lead scientist who managed Nova’s entry into the Optical CD market and developed the NovaScan 3090 platform. A well-known technologist, he headed Nova’s Physics department. From 1995 until 1999, Dr. Brill served as System Engineer and Project Manager at El-Op Ltd. Dr. Brill holds a B.Sc. in Physics and Mathematics from the Hebrew University, Jerusalem, M.Sc and Ph.D in Physics from the Weizmann Institute of Science, Rehovot, Israel and MBA from Bradford University, UK. He has published over 10 patents and patent applications, mostly in the field of Optical CD.

Ms. Hila Mukevisius has served as Vice President Human Resources since May 2008. Ms. Mukevisius joined Nova after eight years at Amdocs Ltd., a market leader in customer experience systems innovations, where she held several positions as HR Director of large scale global groups. Ms. Mukevisius holds a B.A. in Behavioral Science from the College of Management, Academic Studies, Tel Aviv, Israel, specializing in organization development.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B          Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2009 was approximately $1.7 million including approximately $0.3 million, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

The total amount paid or payable to the directors, including external directors, for 2009 was $0.2 million.

As of March 1, 2010, 1,296,219 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 13 persons), of which 614,458 options are currently exercisable or exercisable within 60 days of March 1, 2010.  See “Share Ownership” starting on page 39.

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

In addition, at the 2008 annual general meeting, the shareholders approved an addition to the compensation package of Dr. Michael Brunstein, the chairman of our board of directors, of the following items: (i) an annual award of an option to purchase up to 10,000 ordinary shares to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected. The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy. The proposed terms of the options (i.e., the amount, exercise price and vesting schedule) are identical to the terms of options currently granted to other directors on an annual basis; and (ii) a one-time additional award of an option to purchase up to 10,000 ordinary shares granted to Dr. Brunstein on September 25, 2008. The exercise price of the option was determined pursuant to the Company’s Equity Based Compensation Policy.

Between November 1, 2008 and October 31, 2009, the Company resolved to temporarily reduce the compensation awarded to all directors and officers of the Company in light of business conditions, excluding the compensation of external directors whose compensation was reduced between May 10, 2009 and October 31, 2009 according to guidance of the Israeli Securities Authority (since the compensation of external directors cannot be modified during the term of their service under the Israeli law, subject to a few statutory exceptions).

6.C           Board Practices

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

The Audit Committee is comprised of Dan Falk, Naama Zeldis and Avi Cohen. The audit committee is responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The functions of the audit committee according to Israeli Law are to approve related party transactions, and to locate and monitor deficiencies in the management of the Company, including in consultation with the independent auditors and the internal auditor, and to advise the board of directors on how to correct such deficiencies. The audit committee operates under a charter adopted by the board of directors.

The Compensation Committee is comprised of Avi Cohen, Dan Falk and Michael Brunstein. The function of the compensation committee is described in the approved charter of the committee, and includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s directors and executives and the overall compensation programs. The primary objective of the committee is to oversee the development and implementation of the compensation policies and plans that are appropriate for the Company in light of all relevant circumstances and which provide incentives that further the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing enduring shareholder value.

The Nominating and Corporate Governance Committee is comprised of Alon Dumanis, Dan Falk and Michael Brunstein. The function of the nominating committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto.

The Strategic Committee is comprised of Alon Dumanis, Michael Brunstein, Avi Kerbs, Giora Dishon, Avi Cohen and Gabi Seligsohn. The function of the strategic committee is described in the approved charter of the committee, and includes assisting the board in fulfilling its responsibilities for overseeing and facilitating the development and implementation of the Company’s long-term and short-term strategic planning. Since not all of the members of the strategic committee are members of the board of directors, under the Companies Law, the strategic committee can only advise or recommend to our board of directors.

On December 18, 2008, our board of directors resolved to abolish the investment committee. The matters that were under the scope of the investment committee will be brought under the direct authority of our board of directors, which from time to time may ask for an ad-hoc investment committee to be assembled.

All committees are acting according to written charters that were approved by our board of directors.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Mr. Guy Sapir, C.P.A (Isr) of Kesselman & Kesselman PwC Israel. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

6.D          Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2007	2008	2009

Total Personnel	288	225	227

Located in Israel	181	147	159
Located abroad	107	78	68

In operations	71	56	53
In research and development	76	59	64
In global business	117	92	93
In general and administration	24	18	17

We were a member of the Industrialists Association in Israel, an employer’s union until December 31, 2006. As a result of this membership, a number of collective bargaining agreements apply to us. Collective bargaining agreements principally deal with cost of living wage increases, paid vacation and holidays, length of the workday, wage tariffs, termination and severance payments. As of December 31, 2009, to the best of our knowledge, we have been providing our employees with benefits and working conditions that are at least as favorable as those found in the collective bargaining agreements. In Israel, Nova is subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order ensures the pension insurance of certain employees which fall under its criteria.

Israeli labor laws and regulations apply to all employees employed by Nova. The laws are principally concerned with matters such as paid vacation, paid sick days, length of workday, payment for overtime and severance payments upon the retirement or death of an employee or termination of employment.

6.E           Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2010 by our executive officers and directors:

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of March 1, 2010 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Based on information provided to us, each shareholder in the table below has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 24,477,034 ordinary shares outstanding as of March 1, 2010.

Executive Officers and Directors:	Number	Percent
Giora Dishon(1)	327,166	1.34%
Gabi Seligsohn(2)	251,517	1.02%
13 directors and officers as a group (3)	991,715	3.95%
_______________________
* All other directors and executive officers each beneficially owned less than 1% of the Company’s shares.

(1) Includes 10,224 shares subject to options that are immediately exercisable or exercisable within 60 days of March 1, 2010 (expiration dates: 2014-2019; exercise prices ($/share): 0.93-2.83).

(2) Includes 230,002 shares subject to options that are immediately exercisable or exercisable within 60 days of March 1 2010 (expiration dates: 2011-2019; exercise prices ($/share): 1.25-4.01).

(3) Includes 614,458 shares subject to options that are immediately exercisable or exercisable within 60 days of March 1, 2010 (expiration dates: 2011-2019; exercise prices ($/share): 0.43-5.15).

Employee Benefit Plans

Through December 31, 2009, options to acquire 8,251,042 ordinary shares had been issued, of which 2,708,237 options to acquire ordinary shares have been exercised, 3,714,943 have been cancelled, , 655,025 options were unvested and 852,559 were exercisable as of December 31, 2009. As of December 31, 2009, 307,530 restricted share units, or RSU’s, had been issued, none of which had vested or had been cancelled.

The share option plans active throughout 2009, are described below:

Option Plan 5 - As of December 31, 2009, options to purchase 972,161 ordinary shares at an exercise prices which range from $1.13 to $2.46, the fair market value of Nova’s stock on the date of grant were granted of which 228,995 options were exercised, no options were exercisable and 743,166 options had been cancelled. We do not intend to grant any further options or shares under this plan. This plan terminated on November 1, 2009;

Option Plan 6 - As of December 31, 2009, options to purchase 960,000 ordinary shares at an exercise price of $2.06, the fair market value of Nova’s stock on the date of grant were granted of which 575,997 options were exercised, 14,180 options were exercisable and 369,823 options had been cancelled. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant. We do not intend to grant any further options or shares under this plan. This plan terminated on February 4, 2010;

Option Plan 7A - As of December 31, 2009, options to purchase 600,000 ordinary shares at exercise prices of $4.01 and $5.15, the fair market value of Nova’s stock on the dates of grant, were granted of which 6,660 options were exercised; 156,560 were exercisable and 436,780 options had been cancelled. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant. We do not intend to grant any further options or shares under this plan;

Option Plan 7B - As of December 31, 2009, options to purchase 650,000 shares at an exercise price of $3.4, the fair market value of Nova’s stock on the date of grant, were granted of which 24,725 options were exercised; 150,450 were exercisable and 474,825 had been cancelled. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant. We do not intend to grant any further options or shares under this plan;

Option Plan 7C - As of December 31, 2009, options to purchase 153,000 ordinary shares at an exercise price of $2.20, the fair market value of Nova’s stock on the date of grant, were granted of which 12,548 options were exercised, 18,000 options were exercisable and 122,452 options had been cancelled. We do not intend to grant any further options or shares under this plan;

Option Plan 8 - As of December 31, 2009, options to purchase 1,496,620 ordinary shares at an exercise prices which range from $1.79 to $2.87 the fair market value of Nova’s stock based on the date of grant, were granted. As of December 31, 2009, 300,197 options were exercised, 446,976 options were exercisable, 539,351 options had been cancelled and 210,096 were unvested. We do not intend to grant any further options or shares under this plan;

2007 Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2007, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2009, options to purchase 870,600 ordinary shares at an exercise prices which range from $0.43 to $2.54, the fair market value of Nova’s stock based on the dates of grant, were granted under this plan of which; 39,000 options had been cancelled and 765,207 were unvested. As of December 31, 2009, 307,530 RSU’s had been issued, none of which had vested or had been cancelled.

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

The following table summarizes information about share options outstanding as of December 31, 2009:

Outstanding as of December 31, 2009				Exercisable as of December 31, 2009
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)
0.43-1.95	1,125,693	6.12	1.21	289,673	1.70
2.06-2.87	395,159	4.02	2.76	255,876	2.73
3.40	150,450	1.92	3.40	150,450	3.40
4.01	126,560	1.42	4.01	126,560	4.01
5.15	30,000	1.21	5.15	30,000	5.15
	1,827,862	4.92	1.99	852,559	2.77

Item 7.  Major Shareholder and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2010 for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options and warrants that are currently exercisable or excercisable within 60 days of March 1, 2010, if any. Ordinary shares subject to these warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 24,477,034 ordinary shares outstanding as of March 1, 2010.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Clal Electronics Industries Ltd.(1)	5,010,434	19.77%
Austin W. Marxe & David Greenhouse(2)	1,939,201	7.92%
Teuza - A Fairchild Technology Venture Ltd.(3)	1,453,407	5.94%
Teuza Management & Development (1991) Ltd.(3)	1,453,407	5.94%
Rima Management, LLC(4)	2,119,131	8.46%
Richard Mashaal(4)	2,119,131	8.46%

(1)
The information is based upon Amendment No. 3 to Schedule 13D filed with the SEC by, among others, Clal Electronics Industries Ltd., or “CEI”, on December 11, 2007 and information that was provided by Clal. The principal parent companies of the IDB Group are IDB Holding Corporation Ltd., or “IDBH”, and its majority-owned subsidiary, IDBD Corporation Ltd., or “IDBD”. Clal Industries and Investments Ltd., or “Clal” and CEI (a wholly owned subsidiary of Clal) are majority-owned subsidiaries of IDBD. IDBH is controlled as follows:

●
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

●
Avraham Livnat Ltd., or “Livnat”, which is a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, Deputy Chairman of IDBD, co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD and Clal) holds, directly and through a wholly-owned subsidiary, approximately 11.7% of the outstanding shares of IDBH (of which, approximately 1.35% are held directly and approximately 10.37% of the outstanding shares of IDBH are held through Avraham Livnat Investments (2002) Ltd., or “Livnat Investment”, a private Israeli company, which is a wholly owned subsidiary of Livnat); and

●
Manor Holdings BA Ltd., or “Manor”, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is deputy chairman of IDBH and a director of IDBD and Clal, and whose son, Dori Manor, is a director of IDBH, IDBD and Clal) holds, directly and through a majority-owned subsidiary, approximately 11.7% of the outstanding shares of IDBH (of which, approximately 1.3% are held directly and approximately 10.4% of the outstanding shares of IDBH are held through Manor Investments - IDB Ltd. , or “Manor Investments”, a private Israeli company which is controlled by Manor). Manor also holds directly approximately 0.3% of the outstanding shares of IDB Development.

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

Including 872,092 ordinary shares currently issuable upon a cash exercise of a warrant (the “Warrant”).

On March 10, 2010, Clal, through CEI, effected the sale of 1,000,000 ordinary shares. On March 11, 2010, Clal, through CEI, fully exercised the Warrant on a cashless basis, and as a result of which was issued 336,134 ordinary shares.

(2)
The information is based upon Amendment No. 6 to Schedule 13G filed with the SEC by Messrs. Marxe and Greenhouse on February 12, 2010. Includes 460,224 shares held by Special Situations Cayman Fund, L.P., 64,861 shares held by Special Situations Technology Fund, L.P., 342,777 shares held by Special Situations Technology Fund II, L.P. and 1,071,339 shares held by Special Situations Fund III, QP, L.P.

(3)	The information was provided by Teuza Management & Development (1991) Ltd (“TMD”). TMD manages Teuza - A Fairchild Technology Venture Ltd. pursuant to a management agreement between the parties.

(4)
The information is based upon Amendment No. 3 to Schedule 13G filed with the SEC by Rima Management, LLC and Richard Mashaal on February 16, 2009, and additional information provided by Rima Management, LLC. Based upon such Amendment No. 3, the reporting persons disclaim beneficial ownership in the shares reported therein except to the extent of their pecuniary interest therein. Includes 581,393 ordinary shares issuable upon exercise of warrants currently exercisable.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage of ownership held by CEI following the consummation of the transactions under that certain Share Purchase Agreement entered into by the Company and four investors, including CEI, on February 28, 2007. For additional information regarding this Share Purchase Agreement, see “Related Party Transactions” starting on page 43; and (ii) the decrease in the percentage of ownership held Tamir Fishman Ventures II, L.L.C., Shai Saul, Michael Elias, Tamir Fishman & Co. Ltd., Eldad Tamir and Danny Fishman, following the sale of our ordinary shares.

As of March 1, 2010, our ordinary shares were held by 38 registered holders. Based on the information provided to us by our transfer agent, as of March 1, 2010, 33 registered holders were U.S. holders and held approximately 76.44% of outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than ten percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B.           Related Party Transactions

In 2006, we obtained directors’ and officers’ liability insurance for our officers and directors for the period from November 1, 2006 until October 31, 2007 with coverage in an aggregate amount of $7,500,000. This directors and officers’ liability insurance was presented and approved and ratified at the 2007 annual general meeting pursuant to requirements of the Companies Law. Furthermore, at the 2007 annual general meeting of Shareholders, the Company’s shareholders authorized the Company to renew the directors and officers’ liability insurance policies, provided, that the aggregate annual premium to be paid by the Company will not exceed 2% of the aggregate coverage of the directors and officers’ insurance policies and the aggregate coverage of the directors and officers’ insurance policies will not exceed the greater of $10 million or 20% of the Company’s shareholder equity. The insurer, the aggregate coverage amount under the directors and officers’ insurance policies and the annual premium to be paid for such coverage shall be determined prior to each renewal by the audit committee and the board of directors, which shall determine that the amounts are reasonable under the circumstances, taking into considerations market conditions. This resolution shall be valid until the termination of, and shall cover the purchase of, the directors and officers’ insurance policies that are to be purchased by the Company prior to the annual general meeting of the Company’s shareholders to be held in 2010. In 2007 and 2008, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $7,500,000. In 2009 we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $10,000,000. This directors and officers’ liability insurance was presented and approved by the audit committee and the board according to the resolution of the 2007 annual general meeting pursuant to requirements of the Companies Law. In February 2010, we obtained an excess layer to our current directors’ and officers’ liability insurance with coverage in an aggregate amount of $5,000,000 (in addition to our aforementioned $10,000,000 insurance coverage). This excess layer of the directors and officers’ liability insurance was presented and approved by the audit committee and the board, and is subject to the approval of the Company’s shareholder’s in the upcoming annual general meeting for 2010. In addition, we undertook to indemnify our officers and directors. Following the 2005 amendment to the Companies Law, on August 31, 2006, the shareholders at the annual general meeting approved an amended letter of indemnification to be given to our directors and officers. The aggregate indemnification amount that the Company will pay to all its officers and directors pursuant to these letters of indemnification shall not exceed $10,000,000 or 30% of the Company’s shareholders equity, according to the most recent consolidated financial statement prior to the date of indemnification payment, the higher of the two. Prior to that, we undertook to indemnify our officers and directors up to an aggregate amount of $15,000,000.

 For information relating to option granted to officers and directors, see “Share Ownership” starting on page 39.

Until June 2007, Dr. Giora Dishon, one of our directors and co-founders and Dr. Moshe Finarov, a former director and co-founders, served as advisors to our Chief Executive Officer pursuant to employment agreements that were in effect as of July 1, 2006. Pursuant to his employment agreement, Dr. Dishon was paid a gross monthly salary of $15,000 payable in NIS and was granted options to purchase up to 100,000 ordinary shares under our Stock Option Plan No. 8. Pursuant to the employment agreement with Dr. Finarov, Dr. Finarov was paid a gross monthly salary of $14,000 payable in NIS and was granted options to purchase up to 100,000 ordinary shares under our Stock Option Plan No. 8. The employment agreements contain a change of control provision pursuant to which the vesting of the 100,000 options shall be accelerated in certain circumstances. In June 2007, the Company terminated the employment agreements with Dr. Giora Dishon and Dr. Moshe Finarov, pursuant to the termination provisions of such employment agreements.

Effective as of June 25, 2009, Dr. Finarov no longer serves as a director of the company.

On August 31, 2006, our shareholders approved an agreement with Dr. Michael Brunstein, our chairman of the board of directors. The term of engagement commenced as of June 19, 2006 and continues for an unlimited period, unless terminated in certain circumstances as stated in the agreement. Pursuant to the agreement, Dr. Brunstein is being paid a gross annual fee of $110,000 payable monthly in NIS and was granted options to purchase up to 150,000 ordinary shares under our Stock Option Plan No. 8. The employment agreement contains a change of control provision pursuant to which the vesting of the 150,000 options shall be accelerated in certain circumstances.

On February 28, 2007, we entered into a Share Purchase Agreement with four investors, including Clal Electronics Industries Ltd., pursuant to which such investors purchased in the aggregate 1,937,983 ordinary shares of the Company, at a price of $2.58 per share, for gross proceeds of $5.0 million. In connection with this transaction, we issued warrants to these investors to purchase 1,453,485 additional ordinary shares at an exercise price of $3.05 per share.

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

On October 25, 2007, our shareholders approved the following consulting arrangement with Mr. Nicolas Bright, a former director of the Company, effective as of August 1, 2007. Mr. Bright agreed to dedicate to his duties as a consultant of the Company not more than five days a month. The engagement as a consultant was “at will” and may have been terminated at any time. Pursuant to the consulting arrangement with him, Mr. Bright was entitled as of August 1, 2007 to a fee of $1,000 per working day but in any case not more than $60,000 during any period of twelve consecutive months. The consulting fee payable to Mr. Bright is in addition to the fee payable to him as a director of the Company. Additionally, Mr. Bright was granted an option to purchase 40,000 ordinary shares of the Company at an exercise price equal to the closing price of the Company’s ordinary shares on NASDAQ on the date of the meeting. The option is subject to the provisions of the applicable incentive plan and the Company’s Equity Based Compensation Policy. In addition, the Company undertook, subject to the approval of the Company’s chief executive officer or chairman of the board of directors, to reimburse Mr. Bright for all reasonable out-of-pocket expenses incurred by him in connection with his participation in meetings of the board of directors and its committees and the services provided by him.

Effective as of June 25, 2009, Mr. Bright no longer serves as a director of the company and does not provide any consulting services.

On October 25, 2007, our shareholders approved to accelerate the options received by Mr. Joseph Ciechanover, a former director of the company, that were not vested at the date of his resignation from the board of directors and to extend the period in which Mr. Ciechanover may exercise the accelerated options to 180 days from the date of resignation.

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

In addition, on September 25, 2008, our shareholders approved an addition to the compensation package of Dr. Michael Brunstein, the chairman of our board of directors, of the following items: (i) an annual award of an option to purchase up to 10,000 ordinary shares to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected. The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy. The proposed terms of the options (i.e., the amount, exercise price and vesting schedule) are identical to the terms of the options currently granted to other directors on an annual basis; and (ii) a one-time additional award of an option to purchase up to 10,000 ordinary shares granted to Dr. Brunstein on September 25, 2008. The exercise price of the option was determined pursuant to the Company’s Equity Based Compensation Policy.

On December 16, 2009, the Company’s audit committee and board of directors approved a biennial award of an option to purchase up to 75,000 ordinary shares to Dr. Michael Brunstein, the chairman of our board of directors, during his term as the chairman of the board of directors on the date of every other annual general meeting at which the chairman of the board is elected or reelected starting with the annual general meeting to take place in 2010 (and thereafter in 2012). The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy. 25% of each option shall vest and become exercisable on the first anniversary of its grant date and thereafter 2.083% of each option shall vest and become exercisable at the end of each complete month following the first anniversary date. Accordingly, each option shall fully vest and become exercisable at the 4th anniversary date of its grant date. The above grant shall be in addition to the previously approved annual award of an option to purchase 10,000 of the Company’s ordinary shares. This addition to the compensation package of Dr. Michael Brunstein is subject to shareholder approval expected to be granted upon the next annual general meeting.

On August 3, 2009, our audit committee and board of directors approved the Company’s engagement with Bright View Systems Ltd., to license the use of certain optical instrumentation developed by the Company. Such approval was necessary in light of the fact that Dr. Giora Dishon is a director both of the Company and Bright-View. In addition, Dr. Dishon is a shareholder of Bright-View and holds less than 5% of its equity.

7.C          Interest of Experts and Counsel

Not applicable.

Item 8.  Financial Information

8.A          Consolidated Statements and Other Financial Information

See “Financial Statements” on page 65 of this report and pages F-1 through F-22.

Legal Proceedings

From time to time, we are a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any significant legal proceedings, apart from those mentioned below.

In March 2005, we filed a civil action in the United States District Court for the Northern District of California against Nanometrics seeking to enforce our U.S. Patent No. 6,752,689 and in April 2006 Nanometrics filed a civil action in the United States District Court for the Northern District of California against us and our wholly-owned subsidiary, Nova Measuring Instruments Inc., seeking to enforce their U.S. Patent No. Re 34,783. Nova had successfully initiated a re-examination of the Nanometrics’ patent with the PTO and the court granted Nova’s motion to stay this patent litigation. On May 25, 2007 the PTO rejected all 5 claims of U.S. Patent No. Re 34,783 and on July 7, 2009, the PTO issued a re-examination certificate, cancelling all five claims of the patent. In October 2006, Nanometrics filed a lawsuit with the District Court of Northern California alleging that Nova infringes U.S. Patent Numbers 5,867,276, and 7,115,858 B1. In April 2007, we reached a settlement with Nanometrics regarding all three patent suits between the companies.  We agreed to dismiss, without prejudice, all pending patent litigation between the two parties, and have further agreed not to file patent suits against the other party and/or any supplier or customer of the other party for patent infringement based on offers to sell, actual sales, manufacturing, purchase or use of any equipment of the other party for a period of one year. The settlement, which received court approval, terminated the three lawsuits pending in the U.S. District Court for the Northern District of California. No permanent settlement has been reached in these suits. Should the disputes be reopened, even if we are ultimately successful, it could result in substantial costs and diversion of time and effort by our management.  This in and of itself could have a negative impact on us. For additional information regarding this litigation, see “Intellectual Property” starting on page 20.

Dividend Policies

We anticipate that, for the foreseeable future, we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

We obtained the status of “approved enterprise” under the Law for the Encouragement of Capital Investments, 1959, under which we may take advantage of certain tax exemptions. We may further obtain such status in the future. If we distribute a cash dividend from income which is tax exempt, we would have to pay corporate tax at a rate of up to 25% on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. For further description of the conditions limiting our ability to declare and pay dividends see “Israeli Taxation” starting on page 52.

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Our Amended and Restated Articles of Association provide that dividends will be paid at the discretion of, and upon resolution by, our board of directors.

Export Sales

Substantially all of our products are sold to customers located outside Israel.

8.B          Significant Changes

Not applicable.

Item 9.  The Offer and Listing

9.A          Offer and Listing Details

The information presented in the table below presents, for the periods indicated, the reported high and low market prices on The NASDAQ Global Market of our ordinary shares. The shares began trading on NASDAQ on April 11, 2000 at a price of $18 per share. Our ordinary shares were registered for trading on the Tel Aviv Stock Exchange in 2002 and the table below presents, for the periods indicated, the reported high and low market prices on the Tel Aviv Stock Exchange.

NASDAQ Global Market
	Price per share (US$)
	High	Low
Yearly highs and lows
2005	3.91	1.94
2006	2.90	1.45
2007	3.10	2.10
2008	2.55	0.41
2009	6.55	0.68

Quarterly highs and lows
2008
First quarter	2.55	1.70
Second quarter	2.17	1.25
Third quarter	1.60	1.11
Fourth quarter	1.27	0.41
2009
First quarter	1.00	0.34
Second quarter	1.21	0.55
Third quarter	2.75	0.89
Fourth quarter	6.55	2.6
2010
First quarter (until March 25, 2010)	6.72	4.23

Monthly highs and lows

September 2009	2.75	1.55
October 2009	3.25	2.60
November 2009	3.97	2.69
December 2009	6.55	3.77
January 2010	6.72	4.4
February 2010	5.4	4.23
March 2010 (until March 25, 2010)	5.93	4.62

Tel Aviv Stock Exchange
	Price per share (NIS)
	High	Low
Yearly highs and lows
2005	14.89	9.56
2006	12.79	8.08
2007	13.75	8.50
2008	9.79	1.85
2009	24.24	1.53

Quarterly highs and lows

2008
First quarter	9.79	6.67
Second quarter	8.50	4.80
Third quarter	5.36	4.28
Fourth quarter	4.50	1.85
2009
First quarter	3.80	1.89
Second quarter	8.69	2.80
Third quarter	10.00	3.60
Fourth quarter	24.24	9.71
2010
First quarter (until March 25, 2010)	25.94	15.80

Monthly highs and lows

September 2008	10.00	5.70
October 2009	12.22	9.71
November 2009	14.86	10.54
December 2009	24.24	14.41
January 2010	25.75	16.88
February 2010	20.23	15.8
March 2010 (until March 25, 2010)	21.48	17.38

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

10.B        Memorandum and Articles of Association

Set forth below is a summary of certain provisions of the Company’s Amended and Restated Articles of Association, as adopted by the Company’s shareholders on September 25, 2008, and Israeli law affecting shareholders of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to our memorandum and Amended and Restated Articles of Association and such law. On September 25, 2008, our shareholders adopted the Amended and Restated Articles of Association of the Company (for the purposes of this Item, the “Amended Articles”).

Registration.  The Company was incepted and registered with the Israeli Registrar of Company’s on May 17, 1993, under registration number 51-181-246-3.

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

The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Approving an extraordinary transaction with a controlling shareholder requires the approval of the company’s audit committee, the board of directors and the company’s shareholders.  Approval by the company’s shareholder must be by the affirmative vote of a majority of the shares attending in person or by proxy and, in addition, at least one third of the shares held by shareholders who do not have a personal interest in approving the transaction attending in person or represented by proxy must vote in favor of the proposal (shares held by abstaining shareholders are not considered), or the aggregate number of shares held by such shareholders voted against the proposal must not exceed one per cent (1%) of a company’s voting rights.

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

According to the Amended Articles, the quorum required for an ordinary meeting of shareholders is at least two shareholders present in person or by proxy who together hold or represent in the aggregate more than one third (33.33%) of the voting power.  A meeting adjourned for lack of a quorum is adjourned one day thereafter at the same time and place or to such other day, time and place as our board of directors may indicate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of members present in person or by proxy, regardless of the number of shares represented. The Companies Law and regulations determine that prior notice of no less than 21 days should be given to the company’s shareholders, prior to convening a meeting. In the event that the issue to be resolved is an issue subject to the Israeli proxy rules, a notice of no less than 35 days should be given to the company’s shareholders. In some cases a prior notice of not less than 14 days may be given to the company’s shareholders.

Subject to anti-terror legislations, there are no limitations on the rights of non-resident or foreign owners to hold or vote ordinary shares imposed under Israeli law or under the Amended Articles.

Board of Directors. The Amended Articles provide that directors may be elected either at our annual general meeting or a special meeting of shareholders by a vote of the holders of more than 50% of the total number of votes represented at such meeting.  In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors shall not exceed the maximum number of directors permitted by the Amended Articles.  Each of our directors holds office until the next annual general meeting of shareholders. However, in accordance with the Companies Law, our external directors serve for three years, which may be renewed for one additional three year term and thereafter for additional three year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our company.  The Companies Law requires that the offices of the chief executive officer and the chairman of the board of directors be held by different persons. However, the Companies Law further provides that those positions may be held by the same person for periods not exceeding three years each if approved by a majority of the company’s shareholder, including at least two thirds of the voting shareholders present (shares held by abstaining shareholders are not considered) which are not controlling shareholders or the aggregate number of shares voting against the proposal shall not exceed 1% of company voting shareholders.

The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by law, namely, for a term of three years which may be renewed for additional three year terms and requires the affirmative vote of a majority of the shares and in addition either that (i) at least one third (33.33%) of the shares held by shareholders who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal held by such shareholders has not exceeded 1% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position (such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed.

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

Acquisition. The Companies Law requires an acquirer of a public company’s shares who wishes to effect a squeeze out transaction to acquire at least 95% of all outstanding shares in which case shareholder are granted appraisal rights under the Companies Law.

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

10.C        Material Contracts

On February 28, 2007, we entered into a Share Purchase Agreement with four investors, including Clal Electronics Industries Ltd., pursuant to which such investors purchased in the aggregate 1,937,983 ordinary shares of the Company, at a price of $2.58 per share, for gross proceeds of $5.0 million. In connection with this transaction, we issued warrants to these investors to purchase 1,453,485 additional ordinary shares at an exercise price of $3.05 per share. On May 11, 2007, we filed a registration statement on Form F-3 to register for resale the shares sold (including the shares underlying the warrants) pursuant to the Share Purchase Agreement.

On February 4, 2010, we entered into an Underwriting Agreement with Needham & Company, LLC and Roth Capital Partners LLC, for the sale of 3,850,000 ordinary shares of the company, with an additional 577,500 ordinary shares to be sold pursuant to an over allotment option. On February 9, 2010, we successfully consummated an underwritten public follow-on offering of 4,427,500 ordinary shares (which amount of shares included ordinary shares sold pursuant to the over allotment option) at a price per ordinary share of $4.15, in consideration of approximately $17.0 million, net.

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

General Corporate Tax Structure in Israel

The corporate tax rate applicable in 2009 was 26%. This rate was reduced to 25% in 2010 and is scheduled to be reduced to 18% by 2016.

However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise/Privileged Enterprise.

Law for the Encouragement of Capital Investments, 1959

General. The Law for the Encouragement of Capital Investments, 1959, or the “Investment Law”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry Trade, and Labor of the State of Israel, or the “Investment Center”, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Subject to certain provisions concerning income and subject to the Alternative Benefits (see below), any distributed dividends are deemed attributable to the entire enterprise, and the effective tax rate and the effective withholding tax rates represent the weighted combination of the various applicable tax rates.

Tax Benefits. Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the rate of up to 25%, instead of the tax rates under the “General Corporate Tax Structure in Israel” above, for a certain period of time. The benefit period is a period of seven years commencing in the year in which the Approved Enterprise first generates taxable income. The benefits may be shorter as it is limited to 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), may have an effective company tax rate that is the result of a weighted combination of the various applicable rates.

A company owning an Approved Enterprise which was approved after April 1, 1986 may elect to forego the entitlement to grants or state guarantees and apply for an alternative package of tax benefits. These benefits provide that undistributed income from the Approved Enterprise is fully tax exempt from corporate tax for a defined period, which ranges between two and ten years from the first year of taxable income, subject to the limitations described above, depending principally upon the geographic location within Israel and the type of the Approved Enterprise. Upon expiration of such period, the Approved Enterprise is subject to tax at the rate of 25% (or a lower rate in the case of an FIC, as described below), for the remainder of the otherwise applicable period of benefits, as described above.

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

Entitlement to these tax benefits for enterprises to which Investment Center granted an Approved Enterprise status prior to December 31, 2004 is subject to the final ratification of the Investment Center, and is conditioned upon fulfillment of all terms of the approved program. However, there can be no assurance that our company, which currently enjoys Approved Enterprise benefits, will obtain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change with respect to future approvals, or that the above-mentioned shareholding portion will be reached for each subsequent year. In the event of our failure to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and we might be required to refund the amount of the canceled benefits, together with the addition of Israeli CPI linkage difference and interest. We believe that our Approved Enterprise substantially complies with all such conditions at present, but there can be no assurance that it will continue to do so.

A company that pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred corporate tax in respect of the amount distributed (including the recipient’s tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending, as described above, on the extent to which non-Israeli shareholders hold such company’s shares.

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

Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application by our company will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage differences and interest.

A company which qualifies as a foreign investment company, or “FIC”, is a company in which more than 25% of the share capital (in terms of shares, rights to profit, voting rights and appointment of directors) and of the combined share and loan capital is owned, directly or indirectly, by non-residents of Israel and is therefore entitled to further tax benefits relating to its approved enterprises. Such a company will be eligible for an extension of the period of tax benefits for its approved enterprises (up to ten years) and further tax benefits, should the level of foreign ownership in it increase above 49%.

From time to time, the government of Israel has discussed reducing the benefits available to companies under the Investment Law and currently such proposal is pending.

Amendment no. 60. Notwithstanding the foregoing, an amendment to the Investments Law, which effective as of April 1, 2005, has changed certain provisions of the Investments Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as a “Privileged Enterprise”. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. However, a company that was granted benefits according to section 51 of the Investments Law prior to the amendment would not be allowed to apply for benefits under the new amendment for a period of three years from the date of commencement of the beginning of the year the privileged enterprise was operated (reduced to a period of two years under certain conditions). According to the amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center.

The Amendment does not apply to benefits included in any certificate of approval that was granted before the amendment came into effect, which will remain subject to the provisions of the Investments Law as they were on the date of such approval.

The basic condition for receiving the benefits for a “Privileged Enterprise” under this track is that the enterprise contributes to the country’s economic independence and is a competitive factor for the Gross Domestic Product (a “Competitive Enterprise”). In order to comply with this condition, the Investment Law prescribes various requirements regarding industrial enterprises. In each tax year during the benefit period, one of the following conditions must be met:

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

The duration of these tax benefits is limited to the earlier of seven to ten years from the Commencement Year or 12 years from the first day of the Year of Election. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Privileged Enterprise, or the year of election which is the year in which a company requested to have the tax benefits apply to the Privileged Enterprise. The tax benefits granted to a Privileged Enterprise are determined, depending on the geographic location of the Privileged Enterprise within Israel, inter alia, according to one of the following:

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

The amendment changes the definition of “Foreign Investment” in the Investments Law so that the new definition requires a minimal investment of NIS 5 million by foreign investors. Furthermore, the new definition also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

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

Industrial Company is entitled to certain tax benefits, including a deduction of 12.5% per annum on the cost of purchase of patents or certain other intangible property rights (other than goodwill) used for the development or promotion of the industrial enterprise over a period of eight years beginning with the year in which such rights were first used.

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

Moreover, industrial enterprises which are Approved Enterprises/Privileged Enterprise (see above) can choose between (a) the special rates referred to above and (b) accelerated regular rates of depreciation applied on a straight-line basis with respect to property and equipment, generally ranging from 200% (with respect to equipment) to 400% (with respect to buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum. In no event may the total depreciation exceed 100% of the cost of the asset.

In addition, Industrial Companies may (i) elect to file consolidated tax returns with additional related Israeli Industrial Companies and (ii) deduct expenses related to public offerings in equal amounts over a period of three-years.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

Taxation of Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to a 25% tax rate (corporate tax rate in 2010 and onwards). However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject on August 10, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (26% in 2009 and 25% in 2010). The capital gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate.  The marginal tax rate for individuals (up to 46% in 2009 and 45% in 2010) and the regular corporate tax rate for corporations (26% in 2009 and 25% in 2010) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (26% in 2009 and 25% in 2010 tax rate for a corporation and a marginal tax rate of up to 46% in 2009 and 45% in 2010 for individual). Notwithstanding the foregoing, capital gain derived from the sale of securities by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the securities were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after 1.1.2009), (ii) the seller doesn’t have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty.  Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

Dividends

A distribution of dividend from income attributed to an Approved Enterprise/Privileged Enterprise (either to individual or corporation) will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an Approved Enterprise/Privileged Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise’s/Privileged Enterprise income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15% (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty.  If the dividend is distributed from an income not attributed to the Approved Enterprise/Privileged Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Estate and Gift Tax

The Israeli law presently does not impose estate or gift tax.

U.S. Taxation

The following discussion describes certain material United States (“U.S.”) federal income tax consequences of the purchase, ownership and disposition of our ordinary shares.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ordinary shares who or which is any of the following for U.S. federal income tax purposes:

●	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident of the U.S.;

●	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust, if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) the trust was in existence and treated as a U.S. person on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations (as defined below) to be treated as a U.S. person.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase, hold or dispose of the Company’s ordinary shares. This summary generally considers only U.S. holders that will own the ordinary shares as capital assets and does not consider the U.S. tax consequences to a person that is not a U.S. holder or the tax treatment of persons who hold the ordinary shares through a partnership or other pass-through entity. In addition, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not considered. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations) (the “Treasury Regulations”), rulings, current administrative interpretations and official pronouncements by the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, with a retroactive effect. Such changes could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the holder’s particular circumstances, such as,

● ●
persons who own, directly, indirectly or constructively, 10% or more (by voting power or value) of our outstanding voting shares;

persons who hold the ordinary shares as part of a hedging, straddle or conversion transaction;

●	persons whose functional currency is not the U.S. dollar;

●	persons who acquire their ordinary shares in a compensatory transaction;

●	broker-dealers;

●	insurance companies;

●	regulated investment companies;

●	real estate investment companies;

●	traders who elect to mark-to-market their securities;

●	tax-exempt organizations;

●	banks or other financial institutions;

●	U.S. expatriates; and

●	persons subject to the alternative minimum tax.

HOLDER RELIANCE ON TAX STATEMENTS

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE UNITED STATES FEDERAL INCOME TAX LAWS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY FOREIGN, STATE OR LOCAL JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Availability of Reduced Tax Rates

U.S. legislation enacted in 2003 reduced to 15% the maximum U.S. Federal income tax rate on certain long-term capital gains and on qualifying dividends. Long-term capital gains from the sale of our ordinary shares may be eligible for this reduced rate.  Subject to the discussion below, dividends, if any, may also be eligible for this reduced rate, provided that we do not constitute a passive foreign investment company.

Distributions on the Ordinary Shares

We currently do not intend to pay dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “Dividends” on page 57. In general (and subject to the passive foreign investment company (“PFIC”) rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If holding period and other requirements are met, dividends paid to non-corporate U.S. holders in taxable years beginning no later than December 31, 2010 should generally qualify for the reduced maximum tax rate of 15% as long as our common shares remain “readily tradable on an established securities market in the United States,” provided that we are not considered a PFIC (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year.  Dividends paid to non-corporate U.S. holders in taxable years beginning after December 31, 2010 (and earlier dividends if we are a PFIC (as discussed below)) will be taxable at regular ordinary income rates.  The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain, and as long-term capital gain if the U.S. holder’s holding period exceeds one year, from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

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

Sale or Exchange of the Ordinary Shares

Upon the sale or exchange of the ordinary shares (subject to the PFIC rules discussed below), a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder’s holding period of the ordinary shares is more than one year at the time of the disposition.

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

Passive Foreign Investment Companies

In general, a foreign (i.e., non-U.S.) corporation will be a passive foreign investment company (a “PFIC”) for any taxable year in  which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (1) 75% or more of its gross income in the taxable year is “passive income,” or (2) assets held for the production of, or that produce, passive income comprise 50% or more of the average of its total asset value in the taxable year. For purpose of the income test, passive income includes dividends, interest, royalties, rents, annuities and net gains from the disposition of assets, which produce passive income. For purposes of the assets test, assets held for the production of passive income includes assets held for the production of, or that produce dividends, interest, royalties, rents, annuities, and other income included in the income test. In determining whether we meet the assets test, cash is considered a passive asset and the total value of our assets generally will be treated as equal to the sum of the aggregate fair market value of our outstanding stock plus our liabilities. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The income test is conducted at the taxable year-end. The asset test is conducted on a quarterly basis and the quarterly results are then averaged together.

If a corporation is treated as a PFIC for any year during a U.S. holder’s holding period and the U.S. holder does not timely elect to treat the corporation as a “qualified electing fund” under Section 1295 of the Code or elect to mark its ordinary shares to market (both as described below), any gain on the disposition of the shares will be treated as ordinary income, rather than capital gain, and the holder will be required to compute its tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares. The portion of the gain and distributions allocated to prior taxable years in which a corporation was a PFIC will be ineligible for any preferential tax rate otherwise applicable to any “qualified dividend income” or capital gains, and will be taxed at the highest ordinary income tax rate in effect for each taxable year to which this portion is allocated. An interest charge will be imposed on the amount of the tax allocated to these taxable years. A U.S. holder may elect to treat a corporation as a qualified electing fund only if the corporation complies with requirements imposed by the IRS to enable the shareholder and the IRS to determine the corporation’s ordinary income and net capital gain. Additionally, if a corporation is a PFIC, a U.S. holder who acquires shares in the corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. These adverse tax consequences associated with PFIC status could result in a material increase in the amount of tax that a U.S. holder would owe and an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements.

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2009. For 2009, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile and decreased, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2009. Nonetheless, there is a risk that we were a PFIC in 2009 or we will be a PFIC in 2010 or subsequent years because there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2010 or a subsequent year.  Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

Available Elections. If we become a PFIC for any taxable year, U.S. holders should consider whether or not to elect to treat us as a “qualified electing fund” or to elect to “mark-to-market” their ordinary shares in order to mitigate the adverse tax consequences of PFIC status.

If a U.S. holder makes a qualified electing fund election (a “QEF election”) for its ordinary shares that is effective from the first taxable year that the U.S. holder holds our ordinary shares and during which we are a PFIC, the electing U.S. holder will avoid the adverse consequences of our being classified as a PFIC but will instead be required to include in income a pro rata share of our net capital gain, if any, and other earnings and profits (“ordinary earnings”) as long-term capital gains and ordinary income, respectively, on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A subsequent distribution of amounts that were previously included in the gross income of U.S. holders should not be taxable as a dividend to those U.S. holders who made a QEF Election.  In the event we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. holder, and may not be carried forward or back in computing our net capital gain or ordinary earnings in other taxable years.  The tax basis of the shares of an electing U.S. holder generally will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the QEF rules described above. In order to make (or maintain) a QEF election, the U.S. holder must annually complete and file IRS Form 8621. In addition, we must make certain information regarding our net capital gains and ordinary earnings available to the U.S. holder and permit our books and records to be examined to verify such information. Therefore, we will monitor our PFIC status and make a disclosure to our shareholders if we determine that we have become a PFIC. If we are a PFIC for any year and you make a request to us in writing at the address on the cover of our latest Annual Report on Form 20-F, Attention Chief Financial Officer, for the information required to make a QEF election, we will promptly make the information available to you and comply with any other applicable requirements of the Code.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or the IRS consents to revocation of the election. If you make a QEF election and we cease to be classified as a PFIC in a subsequent tax year, the QEF election will remain in effect, although it will not be applicable during those tax years in which we are not classified as a PFIC. Therefore, if we – after ceasing to be classified as a PFIC – again are classified as a PFIC in a subsequent tax year, the QEF election will be effective and you will again be subject to the rules described above for U.S. holders making QEF elections in such tax year and any subsequent tax years in which we are classified as a PFIC. A QEF election also remains in effect even after you dispose of all of your direct and indirect interest in our ordinary shares. As a result, if you subsequently acquire any of our ordinary shares or an interest in any of our ordinary shares, you will again be subject to the rules described above for U.S. holders making a QEF election for each tax year in which we are classified as a PFIC.

Alternatively, if a U.S. holder elects to “mark-to-market” its ordinary shares, the U.S. holder will generally include in its income any excess of the fair market value of our ordinary shares at the close of each taxable year over the holder’s adjusted basis in such ordinary shares. If a U.S. holder makes a valid mark-to-market election with respect to our ordinary shares for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common shares. A U.S. holder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of the ordinary shares as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. holder’s adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the ordinary shares generally will be treated as ordinary income. Ordinary loss treatment also will apply to any loss recognized on the actual sale or other disposition of ordinary shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such ordinary shares. A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. No view is expressed regarding whether our ordinary shares are marketable for these purposes or whether the election will be available.

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

United States Information Reporting and Backup Withholding

Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at the rate of 28%. Certain holders (including, among others, corporations) are generally not subject to information reporting and backup withholding.  A U.S. holder generally will be subject to backup withholding if such holder is not otherwise exempt and such holder:

●	fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number,

●	furnishes an incorrect TIN,

●	is notified by the IRS that it is subject to backup withholding because it has previously failed to properly report payments of interest or dividends, or

●	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

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

Impact of Currency Fluctuation

Substantially all of our sales are made in U.S. dollars. Over 50% of our expenses in 2009 were in dollars or in NIS linked to the dollar. The remaining expenses were in currencies other than the U.S. dollar, and mainly NIS. The dollar cost of our operations in countries other than the U.S., is negatively influenced by any devaluation of the U.S. dollar against other currencies. During 2009, the value of the U.S. dollar devaluated against the NIS by 0.7%, and revaluated against the Yen by approximately 2%. The value of the U.S. dollar devaluated against the Euro by approximately 2%. During the first six months of 2009 the value of the U.S. dollar revaluated against the NIS by approximately 3%, against the Yen by approximately 6% and against the Euro by 0.3%. During the last six months of 2009 the value of the U.S. dollar devaluated against the NIS by approximately 4%, against the Yen by approximately 3% and against the Euro by approximately 2%.. During the first 2 months of 2010, the U.S. dollar continued to revaluate by 0.6% against the NIS, by 5% against the Euro and by 3.5% against the Yen.

As of December 31, 2009, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2009 and are expected to continue to be affected by such currency fluctuations in 2010.

In 2007, the Company entered into currency-forward transactions (NIS/dollar, Euro/dollar, Yen/dollar) to insure (NIS/dollar, Euro/dollar, Yen/dollar) the rate in 2007. The total accumulated sum insured in the year was approximately $29.0 million with settlement dates through 2007 and 2008, and the results of these transactions did not have, as expected, any material effect on the operational results of the Company.

In 2008, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of approximately $33.6 million with settlement date through 2008 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $33.6 million. In accordance with SFAS 133 the Company recorded in 2008 a decrease of approximately $0.4 million in fair market value in “Other Comprehensive Income”.

In 2009, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of approximately $12.5 million with settlement dates through 2009, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $12.5 million. In accordance with ASC 815-10 the Company recorded in 2009 an increase of approximately $0.2 million in fair market value in “Other Comprehensive Income”.

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

We sold 3,000,000 ordinary shares for net proceeds of $49.0 million. As of December 31, 2009, approximately $21.8 million of the net proceeds had been used for working capital requirements and $10.4 million for capital expenditures.

Item 15T.  Evaluation of disclosure controls and procedures

  (a)       Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

(b)        Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

—
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2009.

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

Item 16A.  Audit Committee Financial Expert

Our board of directors has determined that our audit committee includes one audit committee financial expert, as defined by Item 16A of Form 20-F, Mr. Dan Falk.  Mr. Dan Falk is an independent director as such term is defined by Rule 5605(a)(2) of The NASDAQ Stock Market.

Item 16B. Code of Ethics

The Company has adopted a written code of conduct that applies to all Company employees, including the Company’s directors, principal executive officer, principal financial officer and principal accounting officer.

You may review our code of conduct on our website, http://www.nova.co.il under “Corporate”.

Item 16C.  Principal Accountant Fees and Services

During each of the last two fiscal years, Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Brightman Almagor Zohar & Co.”) has acted as the our registered public accounting firm and independent auditors.

Audit Fees

Brightman Almagor Zohar & Co. billed the Company approximately $46,000 and $62,000 for audit services for fiscal 2009 and for 2008, respectively, including fees associated with the annual audit and reviews of the Company’s quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

Audit-Related Fees

Brightman Almagor Zohar & Co. did not bill for any audit-related services in 2009 or 2008, except as included under the caption “Audit Fees”.

Tax Fees

Brightman Almagor Zohar & Co. did not bill the Company for any tax advice services for fiscal year 2009.

All Other Fees

Other than Audit Fees and Tax Fees described above, Brightman Almagor Zohar & Co. billed the Company approximately $14,000 and $19,000 for SEC compliance related services and services related to the Office of Chief Scientist and Investment Center, for fiscal 2009 and for 2008, respectively.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Brightman Almagor Zohar & Co. each year, the engagement is approved by the audit committee of the board of directors. The Company’s audit committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2009 and 2008, the Company’s audit committee approved all of the services provided by Brightman Almagor Zohar & Co.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In 2009, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

Item 16F.  Changes in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on The NASDAQ Global Market.

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

See pages F-1 through F-23.

Item 19.    Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593 Tel Aviv 61164 Israel Tel: +972 (3) 6085555 Fax: +972 (3) 6094022 info@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
NOVA MEASURING INSTRUMENTS LTD.

We have audited the consolidated balance sheets of Nova Measuring Instruments Ltd. (the “Company”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and their results of operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants (Israel)
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 22, 2010

Audit.Tax.Consulting.Financial Advisory.	Member of Deloitte Touche Tohmatsu

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,
	2009	2008
CURRENT ASSETS
Cash and cash equivalents	$9,861	$19,325
Short-term interest-bearing bank deposits	8,607	97
Trade accounts receivable , net of allowance for doubtful accounts of $115 and $49, respectively	11,545	2,783
Inventories (Note 4)	3,949	6,862
Other current assets	1,728	1,086
	35,690	30,153
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	561	544
Other long-term assets	142	157
Severance pay funds (Note 7)	2,368	2,141
	3,071	2,842

FIXED ASSETS, NET (Note 5)	2,163	2,796

Total assets	$40,924	$35,791

CURRENT LIABILITIES
Trade accounts payable	$3,715	$3,480
Deferred revenues	1,671	2,385
Other current liabilities (Note 6)	5,237	4,042
	10,623	9,907
LONG-TERM LIABILITIES
Liability for employee severance pay (Note 7)	3,168	3,152
Deferred revenue	183	351
Other long-term liability	35	40
	3,386	3,543

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDERS’ EQUITY (Note 9)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, issued 19,976,924 shares and 19,974,695 outstanding at December 31,2009 and 19,378,339 shares issued and outstanding at December 31, 2008	56	55
Additional paid-in capital	85,675	83,969
Accumulated other comprehensive income (loss)	45	(191)
Accumulated deficit	(58,861)	(61,492)
Total shareholders’ equity	26,915	22,341

Total liabilities and shareholders’ equity	$40,924	$35,791

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except loss per share data)

	Year ended December 31,
	2009	2008	2007

REVENUES:
Products	$29,639	$25,673	$45,604
Services	9,679	13,296	11,707
IP Licensing	-	-	766
	39,318	38,969	58,077

COST OF REVENUES:
Products	12,732	12,527	22,251
Inventory write-off and inventory purchase commitment losses (Note 4)	-	1,400	303
Services	8,999	12,059	10,697
	21,731	25,986	33,251

GROSS PROFIT	17,587	12,983	24,826

OPERATING EXPENSES:

Research and development, net of participation by the Office of the
Chief Scientist of $2,209, $2,002 and $2,447, respectively (Note 8a)	6,865	8,606	9,143
Sales and marketing	6,014	7,503	10,175
General and administrative	2,240	3,199	4,830
Impairment loss on intangibles and equipment related to HyperNex assets and liabilities acquisition (Note 3)	-	633	3,831
	15,119	19,941	27,979

OPERATING INCOME (LOSS)	2,468	(6,958)	(3,153)

INTEREST INCOME, NET	163	171	602
GAIN (IMPAIRMENT) ON SHORT TERM INVESTMENTS	-	1,366	(1,366)
	163	1,537	(764)

NET INCOME (LOSS) FOR THE YEAR	$2,631	$(5,421)	$(3,917)

NET INCOME (LOSS) PER SHARE:

Net income (loss) per share:
Basic	$0.14	$(0.28)	$(0.21)
Diluted	$0.13	$(0.28)	$(0.21)

Shares used in calculation of net income (loss) per share:
Basic	19,473	19,369	18,606
Diluted	20,089	19,369	18,606

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

				Accumulated
	Ordinary		Additional	other		Total	Total
	Shares		Paid-in	Comprehensive	Accumulated	Comprehensive	Shareholders’
	Number	Amount	Capital	Income (loss)	Deficit	Income (loss)	Equity (loss)
Balance as of January 1, 2007	17,105	$50	$76,685	$(6)	$(52,154)		$24,575
Employee share-based plans	326	(*) -	687				687
Amortization of deferred stock based compensation			1,052				1,052
Shares issued in private placement	1,938	5	4,977				4,982
Change in fair market value of hedging derivatives				205		$205	205
Net loss for the year					(3,917)	(3,917)	(3,917)
Total comprehensive loss						$(3,712)	(3,712)

Balance as of December 31, 2007	19,369	$55	$83,401	$199	$(56,071)		$27,584
Employee share-based plans	9	(*) -	12				12
Amortization of deferred stock based compensation			556				556
Change in fair market value of hedging derivatives				(390)		$(390)	(390)
Net loss for the year					(5,421)	(5,421)	(5,421)
Total comprehensive loss						$(5,811)	(5,811)

Balance as of December 31, 2008	19,378	$55	$83,969	$(191)	$(61,492)		$22,341
Employee share-based plans	599	1	1,252				$1,253
Amortization of deferred stock based compensation			454				454
Change in fair market value of hedging derivatives				236		$236	236
Total comprehensive income					2,631	$2,631	2,631
Net income for the year						$2,867	2,867

Balance as of December 31, 2009	19,977	$56	$85,675	$45	$(58,861)		$26,915

(*)  Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
CASH FLOWS – OPERATING ACTIVITIES
Net income (loss) for the year	$2,631	$(5,421)	$(3,917)
Adjustments to reconcile net income (loss) to net cash from (used in) operations:
Depreciation and amortization	1,254	1,320	1,743
Impairment of intangibles and fixed assets	-	643	3,918
Amortization of deferred stock-based compensation	454	556	1,052
Increase (decrease) in liability for employee termination benefits, net	(159)	33	219
Impairment loss (gain) on short-term investments	-	(1,366)	1,366

Net recognized losses on investments	-	66	6
Decrease (increase) in trade accounts receivables	(8,762)	6,363	1,106
Decrease (increase) in inventories	2,695	1,330	(1,890)
Decrease (increase) in other current and long term assets	(421)	247	529
Increase (decrease) in trade accounts payables and other long term liabilities	234	(4,013)	(1,058)
Increase (decrease) in other current liabilities	1,169	(3,371)	1,014
Increase (decrease) in short and long term deferred income	(882)	339	(1,630)
Net cash from (used in) operating activities	(1,787)	(3,274)	4,574
CASH FLOWS – INVESTING ACTIVITIES
Decrease (increase) in short-term interest-bearing bank deposits	(8,510)	(97)	466
Decrease (increase) in short term investments	-	32	(528)
Proceeds from held to maturity securities	-	3,701	3,205
Proceeds from long term investments	-	2,928	-
Investment in short-term held to maturity securities	-	-	(491)
Investment in long-term held to maturity securities	-	-	(1,491)
Proceeds from long-term interest-bearing bank deposits	-	1,643	2,000
Investment in long-term interest-bearing bank deposits	(17)	-	(1,073)
Additions to fixed assets	(403)	(944)	(1,183)
Net cash from (used in) investing activities	(8,930)	7,263	905
CASH FLOWS – FINANCING ACTIVITIES
Shares issued in private placement	-	-	4,982
Shares issued under employee share-based plans	1,253	12	687
Net cash from financing activities	1,253	12	5,669

Increase (decrease) in cash and cash equivalents	(9,464)	4,001	11,148
Cash and cash equivalents – beginning of year	19,325	15,324	4,176
Cash and cash equivalents – end of year	$9,861	$19,325	$15,324

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A - NON CASH ACTIVITIES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Transfer of assets from inventory to fixed assets	$218	$402	$2,334

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1 - GENERAL

A.	Business Description

Nova Measuring Instruments Ltd. (the “Company”) was incorporated in May 1993 and commenced operations in October 1993 in the design, development and production of integrated process control systems, used in the manufacturing of semiconductors. In October 1995, the Company began manufacturing and marketing its systems. In addition, the Company is continuing research and development for the next generation of its products and additional applications for such products. The Company operates in one operating segment.

The Company has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, The Netherlands and Taiwan. The subsidiaries (the “subsidiaries”) are engaged in pre-sale activities and providing technical support to customers.

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

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Accounting Standards Codification Topic No. 830 (“ASC 830”), “Foreign Currency Translation”. Net financing income includes translation gains (losses), which were immaterial for all years presented.

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

Auction-rate securities represent interests in collateralized debt obligations, a portion of which are collateralized by pools of residential and commercial mortgages, interest-bearing corporate debt obligations, and dividend-yielding preferred stock. Liquidity for these auction-rate securities typically is provided by an auction process that resets the applicable interest rate at pre-determined intervals, usually every 7, 28, 35 or 90 days. Because of the short interest rate reset period, the Company has historically recorded auction-rate securities in current short-term investments. As of December 31, 2007, the Company held auction-rate securities which have experienced a failed reset process and were deemed to have experienced an other-than-temporary decline in fair value. Accordingly, in 2007, the Company recorded an impairment charge of $1,366 to reduce the carrying value of the auction-rate securities the Company holds, and the Company determined that the impairment charge is other-than-temporary in nature in accordance with ASC 320-10 and ASC 958-320, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”.

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

In accordance with ASC 360-10, “Accounting for Impairment or Disposal of Long-Lived Assets”, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value. During 2008 and 2007 the Company recorded impairment charges of $$633 and $3,831, respectively, with respect to fixed assets acquired in 2006. See also Note 3.

J.	Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” and the related acquired intangible assets and goodwill in accordance with ASC 350-20 “Goodwill and Other Intangible Assets”. ASC 805 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of acquisition. ASC 350-20 requires that goodwill not be amortized but instead be tested for impairment in accordance with the provisions of ASC 350-20 at least annually and more frequently upon the occurrence of certain events. Acquisition-related intangible assets are reported at cost, net of accumulated amortization and impairment. Purchased technology and customer base are presented at cost, net of accumulated amortization, and are amortized over their estimated useful lives of 4 to 6 years using the straight-line method. During 2007 impairment charges of $2,702 were recorded with respect to intangible assets acquired in 2006. See also Note 3.

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

Revenues from the sale of products are recognized when all the following criteria have been met: a persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collection of resulting receivables is probable and there are no remaining significant obligations. In accordance with ASC 605-25 “Multiple Element Arrangements”, fair value of each element is determined based on specific objective evidence and revenue is allocated to each element based upon its fair value. The revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. If specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence exists for all undelivered elements, or until all elements are delivered, whichever is earlier.

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

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740-10, “Accounting for Income Taxes. Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements, and for tax loss carryforwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Income Taxes (cont.)

In 2007 the Company adopted ASC 740-10, “Accounting for Uncertainty in Income Taxes”. The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10 , “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The adoption of ASC 740-10  did not have a material effect on the Company’s financial statements.

O.	Equity-Based Compensation

The Company accounts for equity based compensation using ASC 718-10 “Share-Based Payment,” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards.

The following table summarizes the effects of equity-based compensation related to stock based compensation, restricted stock awards and restricted share units included in Statement of Operations as follows:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
Cost of Revenues:
Product Sales	$82	$43	$47
Services	35	28	107

Research and Development expenses	211	103	589
Sales and Marketing expenses	89	55	151
General and Administration expenses	37	327	158
Total	$454	$556	$1,052

Stock Options

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. This model was developed for use in estimating the value of publicly traded options that have no vesting restrictions and are fully transferable. The weighted average assumptions used in the model are outlined in the following table

2009
Risk-free interest rate	2.88%
Expected life of options	6.25 years
Expected volatility	79.17%
Expected dividend yield	0

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Earnings per Share

Earnings per share is presented in accordance with ASC 260-10, “Earnings per Share.” Pursuant to this standard, basic earnings (loss) per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilutive effect of all convertible securities. Due to the anti-dilutive effect, basic loss per share was equal to diluted loss per share for years 2008 and 2007. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 226,500 and 1,697,343 in 2008  and 2007, respectively.

Q.	Derivative Financial Instruments

ASC 815-10, “Accounting for Derivative Instruments and Hedging Activities” as amended by ASC 815-10-15 and ASC 815-10-15-96, requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

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

In June 2009, the FASB issued guidance now codified as Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” (“ASC 105”) as the single source of authoritative non-governmental U.S. GAAP. ASC Topic 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place (the “Codification”). On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards, and all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The provisions of ASC 105 are effective for interim and annual periods ending after September 15, 2009. The Company adopted ASC 105 in 2009. This pronouncement had no effect on our consolidated financial position, results of operations or cash flows, but impacted our financial reporting process by replacing all references to pre-Codification standards with references to the applicable Codification topic.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	New Accounting Pronouncements (Cont.)

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”). ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. ASU 2009-13 will be effective for fiscal years beginning on or after June 15, 2010 with early adoption permitted. The guidance may be applied retrospectively or prospectively for new or materially modified arrangements. The Company is currently assessing the impact on its consolidated financial position, results of operations and cash flows.

In October 2009, the FASB issued ASU 2009-14 “Software (ASC Topic 985): Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”). ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. ASU 2009-14 will be effective for fiscal years beginning on or after June 15, 2010 with early adoption permitted. The guidance may be applied retrospectively or prospectively for new or materially modified arrangements. The Company is currently assessing the impact on its consolidated financial position, results of operations and cash flows.

NOTE 3 - BUSINESS COMBINATION AND IMPAIRMENT OF ACQUISITION RELATED ASSETS

On August 8, 2006, the Company completed the acquisition of substantially all of HyperNex Inc.’s (“HyperNex”) assets and assumed responsibility of most of HyperNex liabilities. HyperNex, a privately held company focused on Wide-angle X-Ray Diffraction systems. The acquisition has been accounted for under the purchase method of accounting in accordance with ASC 805-10 and ASC 350-20. Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and identifiable intangible assets and to liabilities assumed based on their respective estimated fair values.

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

The valuation and write-off of the intangible assets and goodwill, fixed assets and inventory were performed in accordance with ASC 360-10, ASC 350-20 and ASC 505-30, respectively. See also Note 4 and Note 5.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4 - INVENTORIES

                  A.
	As of December 31,
	2 0 0 9	2 0 0 8

Raw materials	$917	$1,683
Work in process	2,116	1,908
Finished goods	916	3,271
	$3,949	$6,862

B.	In the year ended December 31, 2008 the Company wrote-off inventories in the amount of $1,400. See also Note 3.

NOTE 5 - FIXED ASSETS, NET

	As of December 31,
	2 0 0 9	2 0 0 8
Cost:
Electronic equipment	$8,043	$7,561
Office furniture and equipment	692	676
Leasehold improvements	2,131	2,075
	10,866	10,312
Accumulated depreciation and amortization:
Electronic equipment	6,276	5,117
Office furniture and equipment	647	632
Leasehold improvements	1,780	1,767
	8,703	7,516
Net book value	$2,163	$2,796

During 2008 and 2007 the Company recorded impairment charges of $633 and $3,831 respectively, to reduce the book value of fixed assets acquired from HyperNex in 2007. See also Note 3.

NOTE 6 - OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 0 9	2 0 0 8

Accrued salaries and fringe benefits	$2,611	$2,260
Accrued warranty costs (See B below)	963	877
Governmental institutions	844	530
Other	819	375
	$5,237	$4,042

B.	Accrued warranty costs:

	As of December 31,
	2 0 0 9	2 0 0 8

Balance as of beginning of year	$877	$2,343
Services provided under warranty	(959)	(1,784)
Changes in provision	1,045	318
Balance as of end of year	$963	$877

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7 - LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s most recent salary. The liability is partially covered through insurance policies purchased by the Company and deposits in a severance fund. Severance-pay expenses amounted to $692, $858 and $796 for year 2009, 2008 and 2007, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

A.
The Company has received grants in the aggregate amount of $16,236 from the OCS, as its participation of up to 60% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. Royalty expense amounted to $71 and $204   for the years 2009 and 2008, respectively. The balance of the contingent liability to the OCS as of December 31, 2009 was approximately $13,391 (December 31, 2008: $8,162).

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2013. The minimum rental payments are as follows:

Year
2010	$842
2011	$802
2012	$701
2013	$150

Rental expense for the facilities amounted to $1,096, $1,239 and $1,247 for 2009, 2008 and 2007, respectively.

C.
In March 2005 the Company filed a complaint in the United States District Court for the Northern District of California against one of its competitors (hereinafter-the “Competitor”) for infringing its U.S. Patent. The patent relates to the Company’s integrated metrology (IM) tools and the fundamental aspects of these systems. The Competitor has filed two counter claims for patent infringement. In April 2007, the Company reached a settlement with the Competitor regarding all patent suits between the companies. The parties agreed to dismiss, without prejudice, all pending patent litigation between the two parties, and have further agreed not to file patent suits against the other party and/or any supplier or customer of the other party for patent infringement based on offers to sell, actual sales, manufacturing, purchase or use of any equipment of the other party for a period of one year.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY

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

On February 28, 2007, the Company entered into Share Purchase Agreement with four investors for the private placement of 1,937,983 ordinary shares of the Company, at a price of $2.58 per share, for gross proceeds of $5,000. As part of the transaction, the Company issued warrants to the investors for the purchase of 1,453,485 additional ordinary shares at an exercise price of $3.05 per share. On March 13, 2007, the shares were issued and the proceeds from the private placement were received.

C.	Employee Incentive Plans

The Company’s Board of directors approves, from time to time, employee incentive plans, the last of which was approved in October 2007. Employee incentive plans include stock options, restricted stock units and restricted stock awards.

Stock Options

Stock options usually vest over four years and their term may not exceed 10 years. The exercise price of each option is usually the market price of the underlying share at the date of each grant.

Through December 31, 2009, 8,251,042 share options have been issued under the plans, of which 2,708,237 options have been exercised, 3,714,943 options have been cancelled, and 852,559 options were exercisable as of December 31, 2009.

The weighted average fair value (in dollars) of the options granted during 2009 and 2008, according to Black-Scholes option-pricing model, amounted to $0.72 and $0.82 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

Summary of the status of the Company’s share option plans as of December 31, 2009, 2008 and 2007, as well as changes during each of the years then ended, is presented below:

	2 0 0 9		2 0 0 8		2 0 0 7
	Share options	Weighted average exercise price	Share options	Weighted average exercise price	Share options	Weighted average exercise price

Outstanding - beginning of year	2,122,534	2.42	2,910,368	2.69	3,579,840	$3.07
Granted	626,600	1.01	244,000	1.35	474,000	2.86
Exercised	598,585	2.10	(8,921)	2.03	(326,918)	2.10
Cancelled	322,687	2.53	(1,022,913)	2.93	(816,554)	4.68

Outstanding - year end	1,827,862	1.99	2,122,534	2.42	2,910,368	2.69

Options exercisable at year-end	852,559	2.77	1,385,700	2.61	1,822,861	2.86

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2009:

Outstanding as of December 31, 2009				Exercisable as of December 31, 2009
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)
0.43-1.95	1,125,693	6.12	1.21	289,673	1.70
2.06-2.87	395,159	4.02	2.76	255,876	2.73
3.40	150,450	1.92	3.40	150,450	3.40
4.01	126,560	1.42	4.01	126,560	4.01
5.15	30,000	1.21	5.15	30,000	5.15
	1,827,862	4.92	1.99	852,559	2.77

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

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of our common stock on a one-for-one basis and vest 25% on each of the first, second, third and fourth anniversaries of the grant date and are not entitled to dividends or voting rights, if any, until they are vested. The fair value of the RSU awards is being recognized on a straight-line basis over vesting period. As of December 31, 2009, 307,530 RSU’s, had been issued, none of which had vested or had been cancelled

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 - INCOME TAXES

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

NOTE 10 - INCOME TAXES (Cont.)

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 0 9	2 0 0 8
Israel net operating loss carry-forwards*	$19,507	$18,180
U.S. net operating loss carry-forwards	57	92
Temporary differences relating to reserve and allowances	1,474	2,208
Total net deferred tax asset before valuation allowance	21,038	20,480
Valuation allowance	(21,038)	(20,480)
Net deferred tax asset	$-	$-

*Deferred taxes were calculated based on 25% tax rate.

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the realization of the net operating loss carry-forwards and deductible temporary differences is not considered more likely than not, a valuation allowance has been established for the full amount of the tax benefits.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 - INCOME TAXES (Cont.)

C.	Deferred Taxes (cont.)

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2009 and 2008, in the amount of approximately $78,000 and $72,000, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

D.	Effective Tax Rates

The Company’s effective tax rates differ from the statutory rates applicable to the Company for all years presented due primarily to its approved enterprise status (see A above) and the tax loss carry-forward.

E.	Tax Assessments

The Company received final tax assessments through tax year 2001. One subsidiary received final tax assessments through tax year 2007. The other subsidiaries did not receive final tax assessments since their incorporation

F.	Tax Rates

In 2005 the Israeli Knesset approved a law for the amendment of the Income Tax Ordinance, according to which the regular corporate tax rate is to be reduced gradually and annually from 27% for the 2008 tax year ending at 25% for the 2010 tax year.

NOTE 11 - GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	%	%	%
USA	27	50	63
Europe	3	8	8
Japan	12	17	20
Asia Pacific excluding Japan	58	25	9
Total	100	100	100

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 - GEOGRAPHIC AREAS AND MAJOR CUSTOMERS  (Cont,)

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	%	%	%
Customer A	21	37	47
Customer B	6	9	17
Customer C	5	10	17
Customer D	46	9	3
Others	24	35	16
Total	100	100	100

C.	Assets by location

Substantially all fixed assets are located in Israel.

NOTE 12 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2009 amounted to $210 (2008 - $247, 2007 - $139). The number of stock options granted to directors in 2009 amounted to 70,000 (120,000 were granted in 2008 and 110,000 were granted in 2007). Revenue from sales to a related party in 2009 amounted $26.

NOTE 13 - FINANCIAL INSTRUMENTS

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

At December 31, 2009 and 2008 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

B.	Hedging activities

In 2007, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of $28,997 with settlement date through 2008 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $28,997. In accordance with ASC 815-10 the Company recorded in 2007 an increase of $205 in fair market value in “Other Comprehensive Income”.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13 - FINANCIAL INSTRUMENTS (Cont.)

B.	Hedging activities (cont.)

In 2008, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of $33,633 with settlement date through 2008 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $33,633. In accordance with ASC 815-10 the Company recorded in 2008 a decrease of $390 in fair market value in “Other Comprehensive Income”.

In 2009, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of $12,457 with settlement date through 2009 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $12,457. In accordance with ASC 815-10 the Company recorded in 2009 an increase of $236 in fair market value in “Other Comprehensive Income”.

NOTE 14 - SUBSEQUENT EVENT

On February 9, 2010, the Company issued 4,427,500 ordinary shares in an underwritten public offering for a net consideration of approximately $17,000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Gabi Seligsohn
Gabi Seligsohn
President and Chief Executive Officer

Date: March 26, 2010

EXHIBIT INDEX

Number	Description

1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for 2008 filed March 30, 2009).
4.1	1997 Stock Option Plan (Plan 2) (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-11640)).
4.2	Option Plan 3 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-11640)).
4.3	Option Plan 4A and 4B (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-11640)).
4.4	Option Plan 5 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report for 20-F for 2002 filed May 9, 2002).
4.5	Option Plan 6 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed December 24, 2002 (File No. 333-102193)).
4.6	Employment Agreement, dated November 30, 2006, between Nova and Giora Dishon (incorporated by reference to Appendix A to Exhibit 99.1 to the Company’s Report on Form 6-K filed October 26, 2006).
4.7	Employment Agreement, dated November 30, 2006, between Nova and Moshe Finarov (incorporated by reference to Appendix A to Exhibit 99.1 to the Company’s Report on Form 6-K filed October 26, 2006).
4.8	Summary of Lease Agreements between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report for 20-F for 2007 filed March 28, 2008).
4.9	Employee Stock Purchase Plan 1 (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on March 24, 2003 (File No. 33-103981)).
4.10	Letter of Indemnification and Exculpation for certain directors, officers and/or employees (incorporated herein by reference to Appendix C to the Company’s Report on Form 6-K filed on July 7, 2006).
4.11	Option Plan 7A (incorporated by reference to Exhibit 4.1. to the Company’s Registration Statement on Form S-8 filed on May 17, 2004 (File No. 333-115554)).
4.12	Option Plan 7B (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on March 7, 2005 (File No. 333-123158).
4.13	Option Plan 7C (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F filed on June 29, 2006).
4.14	Option Plan 8 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on December 29, 2005 (File No. 333-130745).
4.15
Share Purchase Agreement, dated as of February 28, 2007, by and between the Company and the investors identified on the signature pages thereto, including the form of warrant (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed on May 11, 2007).

4.16	2007 Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on November 5, 2007 (File No. 333-147140))
4.17
Underwriting Agreement, dated February 4, 2010, by and among the Company, Needham & Company, LLC and Roth Capital Partners LLC (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed February 4, 2010).

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