Form 20-F
period 2010-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2011-03-30
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Dror David, +972-8-9387572, +972-8-9407776, P.O.B 266, Rehovot 76100, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per shar	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,374,844 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2010.

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

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

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

The currency of the primary economic environment in which we operate is the U.S. dollar, since substantially all our revenues to date have been denominated in U.S. dollars and over 50% of our expenses are in U.S. dollars or in New Israeli Shekels linked to the dollar. Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been re-measured into dollars as required by the principles in ASC 830 Foreign Currency Matters. All exchange gains and losses from such re-measurement are included in the net financial income when they arise.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to our anticipated sales, revenues and expenses in 2011, our expectations with respect to our business and operations and our ability to gain market share are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions and factors related to the conditions of the global markets and the global economy. Various other factors that could cause our actual results to differ materially are set forth in “Risk Factors” starting on page 2 and elsewhere herein.

- ii -

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

3A.          Selected Financial Data

The following selected consolidated financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$48,292	$58,077	$38,969	$39,318	$86,620
Cost of revenues	27,743	33,251	25,986	21,731	39,204
Gross profit	20,549	24,826	12,983	17,587	47,416
Operating expenses:
Research and development expenses, net	9,166	9,143	8,606	6,865	12,445
Sales and marketing expenses	8,754	10,175	7,503	6,014	10,133
General and administrative expenses	5,136	4,830	3,199	2,240	2,968
Other operating expenses	-	3,831	633	-	-
Total operating expenses	23,056	27,979	19,941	15,119	25,546
Operating income (loss)	(2,507)	(3,153)	(6,958)	2,468	21,870
Financing income (expenses), net	573	(764)	1,537	163	305
Net income (loss) for the year	$(1,934)	$(3,917)	$(5,421)	$2,631	$22,175

Income (loss) per share:
Basic	$(0.12)	$(0.21)	$(0.28)	$0.14	$0.91
Diluted	$(0.12)	$(0.21)	$(0.28)	$0.13	$0.86

Shares used in calculation of net income (loss) per share:
Basic	15,976	18,606	19,369	19,473	24,448
Diluted	15,976	18,606	19,369	20,089	25,692

	December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	15,873	20,660	20,246	25,067	65,442
Total assets	44,419	48,385	35,791	40,924	93,377
Capital stock (including additional paid-in capital)	76,735	83,456	84,024	85,696	104,646
Shareholders’ equity	24,575	27,584	22,341	26,915	68,384

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

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

The semiconductor capital equipment market and industries, which are highly cyclical, experienced a steep upturn in 2010, after a significant decline in sales in 2008 and 2009. According to Gartner, Inc., a market research company, the forecast for year 2011 predicts a 3.4% increase in wafer fab equipment (WFE) spending. Although we rely on market research companies, we cannot predict the length and strength of the downturns or expansions.

Our inability to significantly reduce spending during a protracted slowdown in the semiconductor industry could reduce our prospects of achieving continued profitability.

Historically, we have derived all of our revenues, and we expect to continue to derive practically all of our revenues, from sales of our products and related services to the semiconductor industry. Our business depends in large part upon capital expenditures by semiconductor manufacturers, which in turn depend upon the current and anticipated demand for semiconductors.  The semiconductor industry has experienced severe and protracted cyclical downturns and upturns. Specifically, during 2010, the semiconductor industry experienced a steep upturn of over 100%, which followed a severe downturn in 2008 and 2009. During cyclical downturns, as those we have experienced in the past and are likely to experience in the future, material reductions in the demand for the type of capital equipment and process technology that we offer may result in a decline in our sales. In addition, our ability to significantly reduce expenses in response to any downturn or slowdown in the rate of capital investment by manufacturers in these industries may be limited because of:

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

We believe that sales of integrated metrology systems will continue to be an important source of our revenues. Sales of our integrated metrology systems depend upon the ability of OEMs (original equipment manufacturers) to sell semiconductor equipment products that are able to include our metrology systems as components. If our OEMs are unable to sell such products, or if they choose to focus their attention on products that do not integrate our systems, our business could suffer. If we were to lose our OEMs as customers or as business partners for any reason, our inability to realize sales from integrated metrology systems could harm our business. We may not be able to develop or market new products, which could slow or prevent our growth.

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

Our new product lines may contain defects when first introduced.  If there are defects, we will need to divert the attention of our personnel from our ongoing product development efforts to address the detection and correction of the defects. In the past, no liability claims have been filed against us for damages related to product defects, and we have not experienced any material delays as a result of product defects.  However, we cannot provide assurances that we will not incur these costs or liabilities or experience these lags or delays in the future. Moreover, the occurrence of such defects, whether caused by our products or the products of another vendor, may result in significant customer relations problems and adversely affect our reputation and may impair the market acceptance of our products.

We have historically generated losses and may incur future losses.

Since our inception in 1993, we have had several years of losses and only three profitable years. We may incur a net loss in future years. As of December 31, 2010, we had an accumulated deficit of approximately $37 million. We plan to increase our aggregate operating expenses in 2011 relative to 2010. However, our ability to generate profits is dependent mainly on our ability to increase sales. In the future, our sales may not grow and we may not achieve profitability.

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

Because shipment dates may be changed and customers may cancel or delay orders with little or no penalty, our backlog may not be a reliable indicator of actual sales.

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

Although the market for integrated process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics, Inc., Rudolph Technologies, Inc., and KLA-Tencor Corp. which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with original semiconductor equipment manufacturers, such as Tokyo Electron Ltd., which manufactures integrated metrology products and with original semiconductor equipment manufacturers, such as Applied Materials, Inc., which develop in-situ sensors and products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

•	the contribution of our equipment to the customers’ productivity;

•	our product quality and performance;

•	our global technical service and support;

•	the return on investment (ROI) of our equipment and its cost of ownership;

•	the breadth of our product line;

•	our success in developing and marketing new products; and

•	the extendibility of our products.

If we fail to compete in a timely and cost-effective manner against current or future competitors, our revenues and market share will decline.

The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer.

We believe that the semiconductor capital equipment market is undergoing consolidation. A number of capital equipment suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies, Inc. acquired August Technologies, Inc., in 2006 Nanometrics acquired Soluris, Inc. and Accent Technologies, Inc., and in 2007 KLA-Tencor Corp. acquired Therma-Wave, Inc. and Nanometrics acquired Tevet Ltd. We believe that similar acquisitions and business combinations involving our competitors and customers may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer service, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors or customers could jeopardize our competitive position.

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

Our supply agreements with some of our largest customers do not include cancellation fee provisions with regard to cancellation of these customer’s orders. In addition, during the recent slowdown in the semiconductors industry, another customer cancelled its orders and we were unable to collect cancelation fees from that customer. Due to this reason, our ability to rely on our backlog for future forecasting and planning is limited, which in turn may hamper our ability to forecast our financial results.

Some of our contracts and arrangements potentially subject us to the risk of significant or non-limited liability.

We produce highly complex optical and electronic components and, accordingly, there is a risk that defects may occur in any of our products. Such defects can give rise to significant costs, including expenses relating to recalling products, replacing defective items, writing down defective inventory and loss of potential sales. In addition, the occurrence of such defects may give rise to product liability and warranty claims, including liability for damages caused by such defects.

In our commercial relationship with customers, we attempt to negotiate waivers of consequential damages arising from damages for loss of use, loss of product, loss of revenue and loss of profit caused by our products. Similarly, with respect to our commercial relationship with subcontractors and suppliers, we attempt to negotiate arrangements which do not include a limitation of liabilities and limitation of consequential damages. However, some contracts and arrangements we are bound by expose us to product liability claims resulting in personal injury or death, up to an unlimited amount, and the incurrence of the risk of material penalties for consequential or liquidated damages. Additionally, under such contracts and arrangements, we may be named in product liability claims even if there is no evidence that our products caused the damage in question, and such claims could result in significant costs and expenses relating to attorneys’ fees and damages.

Although we have not incurred material penalties for consequential or liquidated damages during the past, we may incur such penalties in the future. Such penalties for consequential or liquidated damages may be significant and could negatively affect our financial condition or results of operations.

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

As of March 1, 2011, we have been granted 91 U.S. patents and have 22 U.S. patent applications pending. In addition, we have been granted approximately 40 non-U.S. patents and have 26 non-U.S. patent applications pending.

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

We purchase components, subassemblies and services from a limited number of suppliers and occasionally from a single source. Disruption or termination of these sources could occur (due to several factors, including, but not limited to, work stoppages, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters), and these disruptions could have at least a temporary adverse effect on our operations. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business.

To date, we have not experienced any material disruption or termination of our supply sources. However, on March 11, 2011, an earthquake followed by a tsunami devastated the north-east coast of Japan, causing thousands of deaths and extensive damage, as well as a potential nuclear disaster. Although our direct suppliers in Japan reported that damage to their physical assets was not significant on a consolidated basis and therefore we have no evidence that continuous supply will be interrupted, the damages caused to Japan’s energy supplies, local infrastructure and distribution channels could potentially adversely affect us in the future.

A prolonged inability on our part to obtain components included in our systems on a cost-effective basis could adversely impact our ability to deliver products on a timely basis, which could harm our sales and customer relationships.

We are dependent on international sales, which expose us to foreign political and economic risks that could impede our plans for expansion and growth.

Our principal customers are located in the Taiwan, South Korea, China, the United States, Germany, Japan and Singapore, and we produce our products in Israel. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

Because we derive a significant portion of our revenues from sales in Asia, our sales could be hurt by the instability of Asian economies.

A number of Asian countries have experienced political and economic instability. For instance, Taiwan and China have had a number of disputes, as have North and South Korea, and Japan has for a number of years experienced significant economic instability. Additionally, the Asian-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. We have a subsidiary in Taiwan and we have significant customers in Japan and South Korea as well as in China. An outbreak of hostilities or other political upheaval, economic downturns or the occurrence of a natural disaster in these or other Asian countries would likely harm the operations of our customers in these countries, causing our sales to suffer.

A large number of our ordinary shares continue to be owned by a relatively small number of shareholders, whose future sales of our shares, if substantial, may depress our share price.

If our principal shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options or warrants, the market price of our ordinary shares may fall. As of March 1, 2011, we had 26,157,505 ordinary shares outstanding. Based on reports filed with the Securities and Exchange Commission, which we also refer to herein as the Commission or SEC, information provided to us by our transfer agent and information provided by certain shareholders, our largest shareholder held approximately 8.0% of our outstanding ordinary shares as of March 1, 2011.

 Certain shareholders may control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

To the best of our knowledge, approximately 25% of our outstanding ordinary shares are held by four of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these four shareholders do not vote together, some of which have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Major shareholders” on page 41.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. Recently, following the global financial crisis, several bank institutions announced bankruptcy or were on the verge of bankruptcy. As of December 31, 2010, approximately 93% of our cash reserves were invested in Israeli based bank institutions, and approximately 7% of our cash was invested in or through U.S. based bank institutions. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year.  We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2010, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollars, and mainly New Israeli Shekels, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2010, the U.S. dollar depreciated against the NIS by 5.98%, after depreciating by approximately 2% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

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

If we fail to comply with these conditions in the future, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. In 2009 and in 2008, we recorded an aggregate of $2.2 million and $2.0 million, respectively, in grants under Israeli government programs, and in 2010 we recorded $2.2 million in grants under Israeli government programs. As of December 31, 2010, our contingent liability to the Office of the Chief Scientist for grants received was approximately $14.6 million. (See also Note 7A to our consolidated financial statements contained elsewhere in this report). From time to time, we submit requests for new grants from the Office of the Chief Scientist and for expansion of our approved enterprise programs. These requests might not be approved. Also, the Israeli government may reduce or eliminate these benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations. In addition, if we increase our activities outside Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

We may be classified as a “passive foreign investment company” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. shareholders.

Generally, if for any taxable year 75% or more of our gross income consists of specified types of passive income, or, on average, at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. Classification of Nova as a passive foreign investment company could result in adverse U.S. tax consequences to our U.S. shareholders, including having gain realized on the sale or other disposition of our shares being treated as ordinary income as opposed to capital gain income, and computing tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares.  In addition, an interest charge will be imposed on the amount of the tax allocated to these taxable years.  It may be possible for U.S. holders of common shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”) or a “mark-to-market election” under Section 1296 of the Code. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

We believe that in 2010 we were not a passive foreign investment company (“PFIC”). Nonetheless, because  the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a passive foreign investment company in 2010. Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a passive foreign investment company in 2011. However, passive foreign investment company status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of a corporation’s assets, the trading price of our ordinary shares and the amount and type of its gross income.  Therefore, there can be no assurances that we will not become a passive foreign investment company for the current fiscal year ending on December 31, 2011, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our passive foreign investment company status.  For a discussion on how we might be characterized as a passive foreign investment company and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

Item 4.  Information on the Company

4.A	History and Development of the Company

Nova Measuring Instruments Ltd. was incorporated in May 1993 under the laws of the State of Israel. We commenced operations in October 1993 to design, develop and produce integrated process control systems for use in the manufacture of semiconductors, also known as integrated circuits or chips.

In April 2000, we conducted an initial public offering and our shares were listed for trading on The NASDAQ Global Market (formally known as The NASDAQ National Market).

In June 2002, we listed our shares on the TASE, pursuant to legislation which enables Israeli companies whose shares are traded on certain stock exchanges outside of Israel to be registered on the TASE, while reporting, in substance, in accordance with the provision of the relevant foreign securities law applicable to the Company.

During 2003, we began expanding our product offerings to include stand-alone systems. The new offerings of stand-alone products have contributed over $10 million to our sales in each of the years 2010 and 2009.

Until 2008, most of our products were sold to original equipment manufacturers such as Applied Materials, Inc. and Ebara Corp., which later sold these products to semiconductor manufacturers. In recent years, however, we have completely changed our business model, selling most of our products directly to semiconductor manufacturers. Through this process, which has also enabled us to introduce to these customers additional products and features, we have improved our products gross margins from 49% in year 2007 to 59% in year 2010.

On February 9, 2010, we successfully completed an underwritten public follow-on offering of 4,427,500 ordinary shares in consideration of approximately $17.0 million in net proceeds.

We have five fully owned subsidiaries in the U.S., Japan, Taiwan, Korea and the Netherlands. These subsidiaries are engaged in marketing activities and provide technical support to our customers.

Our main office, research and development and production facilities are located in Israel at the Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona. Our telephone number at our main office is +1-972-8-938-7505.

4.B	Business Overview

We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide. Our systems were first installed in 1995 and, since that time, we have sold more than 2,000 metrology systems.

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

We have always emphasized our integrated metrology solutions as this continues to be an area where we have a leading position.  In addition, in the past few years, we developed and started manufacturing stand-alone metrology systems, leveraging our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings of stand-alone metrology systems. Today, both stand-alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand-alone products are compatible or complementary and used in a customized way to meet specific customer needs.

Demand for metrology systems, whether integrated or stand-alone, is driven by capital equipment purchases by semiconductor manufacturers, which in turn are driven by worldwide demand for semiconductors.  Industry data indicates that through the years, the worldwide demand for semiconductors is growing. We believe that this growth in demand will drive demand for process control equipment, including metrology systems, as semiconductor manufacturers add capacity. Demand for metrology systems will also be driven by the increasing cost to manufacture semiconductors and the demands of semiconductor manufacturers for process equipment that provides better film uniformity, shrinking process geometries resulting in increased dimensional control, tool-to-tool matching and within-tool uniformity.

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

The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983 to over $4 billion in 2010 for facilities capable of manufacturing 300 mm wafers.  We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a rate greater than the overall process equipment market since the challenges of meeting process design goals will become increasingly difficult such that process control equipment is in the future expected to consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

The World Economy - Update

 Global Insight, the analyst company, forecasts the world GDP to grow by 3.1% in 2011 compared to a decline of 2.7% in 2010, and forecasts the U.S. GDP to grow by 2.3% in 2011.

Analyst company Gartner forecasts semiconductor revenues to increase by 4.6% in 2011, following an estimated increase of 31.5% in 2010. Gartner forecasts WFE sales in 2011 to decrease by 3.4% following the major increase of 133% in 2010.

According to research reports, future demand drivers for semiconductors include Tablet PC’s, Smartphones, Netbooks, Solid State Drives (SSD) and other electronic equipment.

The Need for Greater Overall Equipment Efficiency

We believe that one of the major challenges to achieving improvements in semiconductor manufacturing cost efficiency is continuously improving equipment productivity.  Overall equipment efficiency, that is, the percentage of time that processing equipment is utilized to produce wafers, is used as a metric to quantify the productivity of a processing tool.  The major factors affecting productivity are equipment downtime, qualification time, mis-processing and operator skills.  We believe that in order to improve cost productivity, earn an acceptable return on their investment in capital equipment and to meet the demand for improved semiconductor device performance, semiconductor manufacturers must continuously find ways to improve overall equipment efficiency.

Process Control.  The steps used to create semiconductors are exacting processes that require strict control of equipment performance and process sequences for the resulting semiconductors to function properly.  Tight control is achieved through monitoring of the in-process wafers and by measuring relevant parameters after each process step. These procedures are usually carried out on a small sample of the wafers though in some steps where process stability if difficult to achieve, the number of sampled wafers will increase.  The monitoring may include measurement of several parameters, such as the thickness of the layers of thin film deposited, the sizes of the features that are patterned through the photolithography process, as well as the registration or alignment between two consecutive layers, known as overlay. Monitoring also includes inspection of the wafer for irregularities, defects or scratches. If parameters are out of specification or if defects or contamination are present, the manufacturer adjusts the process and measures another sample of wafers thereby allowing manufacturers to reduce costs and improve device performance.

The Need for Effective Process Control Tools.  A number of technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control solutions.  These trends include:

•
Development of Smaller Semiconductor Features.  The development of smaller features, now as small as 45 nm and 28nm in production, enables semiconductor manufacturers to produce larger numbers of circuits per wafer and to achieve higher circuit performance. As feature geometries decrease, manufacturing yields become increasingly sensitive to processing deviations and defects, as more integrated circuits are lost with every discarded wafer.  In addition, the increased complexity and number of layers of the integrated circuits increase the chance of error during the manufacture of the wafer.

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

•
Increase in Foundry Manufacturing.  As a result of the rising investment needed for semiconductor process development and production as well as the proliferation of different types of semiconductors, semiconductor manufacturing is increasingly being outsourced to large semiconductor contract manufacturers, or foundries.  A foundry typically runs several different processes and makes hundreds to thousands of different semiconductor product types in one facility, making the maintenance of a constant high production yield and overall equipment efficiency more difficult to achieve. This trend of shifting to foundries for manufacturing needs has progressed even further during recent years.

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

Expected equipment spending in 2011

We believe that in 2011 equipment spending will be focused around three main areas:

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

Metrology plays an important role in all of the above. We believe that we are well positioned for technology as well as expansion buys and retrofit opportunities with our newer stand-alone products, the NovaScan 3090Next and the Nova T500, and our state of the art integrated metrology products, the NovaScan 3090Next IM and the new generation Nova i500.

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

Our systems can be installed directly in new equipment or used to upgrade existing equipment with minimal integration costs, extending the useful lifetime of existing process equipment and saving significant capital costs. To our knowledge, only our metrology systems can be used to retrofit older 200 mm semiconductor manufacturing equipment, giving us a unique opportunity as manufacturers seek to increase production quickly to meet the increasing demand for semiconductors. Our pioneering approach, centered on our NovaReady integration package, later adopted by process equipment manufacturers, allows process equipment manufacturers to prepare their equipment to accept our measurement systems, which can then be integrated with a simple plug-and-play installation.

We believe our integrated process control systems and solutions provide several important advantages to semiconductor manufacturers, enabling manufacturers to:

•
utilize the process equipment wafer handling system to allow measurement of the sample wafers while processing other wafers and avoid the need for the costly additional wafer handling required by stand-alone metrology systems;

•	perform the measurements without removing the wafer from the process equipment, increasing the efficiency of the process and decreasing the risk of contamination;

•	reduce manufacturing equipment processing variability through the use of wafer to wafer measurements and closed loop control based on automated feedback of process variability;

•	reduce capital costs of the fabrication facility by increasing overall equipment efficiency and reducing labor costs and necessary clean room area;

•	reduce the amount of time required to qualify process equipment that is usually idle during qualification steps, thus, minimizing costly equipment down-time;

•	reduce the number of test wafers; and

•	detect processing errors as early as possible.

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

In prior years, most of our integrated metrology products were sold through process equipment manufacturers (such as Applied Materials, Inc. and Ebara Corporation). These products are later sold by the process equipment manufacturers to the semiconductor manufacturers. In recent years, we have made efforts to sell our integrated metrology products directly to the semiconductor manufacturers, in order to provide more favorable commercial terms to end users, OEM’s and our Company as well as deepen our technological cooperation with the end users. These efforts resulted in a significant shift towards direct sales of our integrated metrology products in 2009 and 2010. We can not foresee the long-term impact of a move to direct sales, due to the competitive landscape and overall market conditions.

Stand-Alone Metrology

As stated above, we pioneered the area of integrated metrology and to-date revenues from that product continue to represent the larger portion of our overall revenues. With the adoption of our technology and the formation of long standing relationships with leading manufacturers, we have come to realize that our technology can be extended beyond integrated metrology into areas such as stand-alone metrology. Accordingly, in the past few years we developed a stand-alone metrology tool to perform measurements similar to those performed by our integrated metrology tools. The expression “stand-alone metrology” generically describes free standing metrology equipment which sits inline, i.e., next to the processing equipment and receives cassettes or FOUPS of wafers to allow sampling of a few or several wafers from each cassette it receives. There are several types of stand-alone metrology tools each of which performs a distinct type of measurement, e.g., defect inspection, electrical performance, microscopic analysis, cross sections, etc. Our specific focus is in the area of optical CD measurement which is generally utilized in order to characterize critical dimensions on a wafer, their width, shape and profile. This technology is utilized today in several areas of the fab such as photolithography, etch, CMP, selective deposition of thin films, etc. The key advantage offered by this technique is that it provides visualization of the full cross-section-like profile of the structure, while remaining non-destructive and extremely fast with very high accuracy and repeatability.

We introduced this concept in 2006 and we were successful in penetrating several accounts through 2009 and 2010, allowing us to see a significant increase in our overall customer base with the stand-alone products. With the introduction of stand alone metrology, we have expanded our addressable markets and are now able to provide metrology solutions for four of the five critical manufacturing steps, as opposed to the one or two we were previously able to provide, when our product offering was limited.

Our Technology

We believe that our technological and engineering expertise and research and development capabilities allow us to develop and offer new products and technologies to meet the ever-changing demands of the semiconductor industry.  We have applied our technological and engineering expertise to develop a wide range of integrated and stand-alone products for the dielectric CMP, copper CMP, Tungsten CMP, Etch and  lithography processes as well as Cu electroplating and sputtering of Cu barrier and seed materials. Because of our open architecture policy, our integrated metrology solutions can work with most models of CMP and Etch tools made by the major process equipment manufacturers, for both 200 mm and 300 mm applications.

Our scatterometry capabilities have enabled us to penetrate new customers with Stand-Alone Optical CD metrology systems. Our combined offering of advanced measurement hardware and advanced modeling software place us in a position to offer an advantageous solution to our customers.

In addition to the above applications, in 2010, we commenced the development of a standalone product for the emerging 3D-interconnect market.  This internal development effort is based on an extension of our existing technologies.

Our suite of technological capabilities includes:

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

•
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

Thin Film Process Control

•
The NovaScan 2040 is the second generation of integrated thickness monitoring systems with enhanced spectral range, responding to the needs of the industry for emerging chemical mechanical polishing high-end applications of thin films and complex layer stacks. The 2040 model was introduced to the market at the end of 2000, and since then has replaced the NovaScan 840 and accounted for the majority of our sales for 200 mm production lines since then.

•
The NovaScan 2020Cu has the same basic platform as the NovaScan 2040, with additional hardware and software improvements, enabling the system to answer the unique requirements of copper chemical mechanical polishing monitoring. The system went through several beta tests during 2001 and 2002 and was released for sale in the beginning of 2003.

•
The NovaScan 3090Next is currently our main product. Targeted at 45nm and 32nm technology nodes this tool was released in 2006 and provided significant improvements in throughput, accuracy, tool to tool matching and spectral range over the older NovaScan 3090. It also improved overall tool reliability. The NovaScan 3090Next is available as integrated metrology and as stand-alone metrology systems for both thin film and Optical CD (scatterometry) applications.

•
The Nova T500 is the latest addition to the stand-alone product family, targeted at technology nodes ranging from 32nm and smaller. The Nova T500 features improved metrology performance, improving both accuracy and tool to tool matching, providing industry leading throughput of 250WPH.

•
The new generation Nova i500 integrated metrology features the same metrology as the Nova T500 for complete stand-alone to integrated metrology compatibility. The Nova i500 features advanced metrology for technology nodes smaller then 32nm and high throughput that meets the standards of next generation polishers.

•
NovaMars is an advanced scatterometry modeling and application development software tool enabling complex 2D, 3D and in-die measurements. Process engineers can harness the power and flexibility of the tool to develop their own scatterometry applications by themselves thus keeping the details of their process within the fab. Its user interface and high level of automation provide for easier and faster application development and eliminate discrepancies between different developers, enabling the best solution, independent of user proficiency. The NovaMars is offered as an option together with the 3090, 3090Next, Nova T500 and Nova i500 product families.

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

•
NovaHPC (High Power Computer) supports the NovaMars Application Development Tool and enables effective and timely calculations of attained spectra. Scalable and user configurable infrastructure with Nova’s proprietary task management software addresses the growing needs of IC manufacturing metrology. NovaHPC is just one of the few solutions available for cost effectiveness and computation power growth flexibility. The stand-alone modular rack includes:

▪	HPC

▪	TurboHPC

▪	Grid computing connectivity enabled

▪	Web-based management SW

NovaHPC Value-Added Benefits include: accelerated recipe set-up library building, Scalable infrastructure, invest as you grow and Low-cost entry level using grid computing with existing computation resources.

While we continue to emphasize our integrated metrology solutions, we offer our products as stand-alone equipment as well, thereby significantly expanding our potential available markets. While we have succeeded in penetrations of stand-alone metrology, our revenues remain substantially dependent on sales of our CMP integrated metrology product line.

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, and include measurement instruments, optical modeling, image acquisition, pattern recognition, equipment integration and fab automation. Our research and development staff consists of about 100 highly skilled members, over 20 of which hold PhDs. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations are certified as ISO9001/2000 quality standard.

The metrology and process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product lines is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies.  In 2008, 2009 and 2010, our research and development expenses, net of participation by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, were $8.6 million, $6.8 million and $12.4 million respectively, representing, 22%, 17% and 14% of our respective total revenues for those years. The significant increase of R&D expenditures in 2010 represents our strategic choice to increase our market share in the growing Optical CD market as well as to develop new products beyond our existing fields. In the future, we plan to continue and expand our R&D investments in this area.

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

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of March 1, 2011, our portfolio includes 91 U.S. patents and approximately 40 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2014 to 2024. We also have 22 U.S. patent applications pending and 26 applications pending in other countries including 1 PCT application. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. We have also registered 5 trademarks in the U.S. and 8 registered trademarks in countries other than the U.S.

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

In March 2005, we filed a civil action in the United States District Court for the Northern District of California against Nanometrics seeking to enforce our U.S. Patent No. 6,752,689.  This patent relates to an integrated optical measuring system. In the civil action, we sought an injunction against Nanometrics from infringing Patent No. 6,752,689, monetary damages for infringement, attorneys’ fees and costs and expenses.  Nanometrics later  filed a counterclaim seeking judgment declaring the patent invalid, that Nanometrics does not infringe the patent and awarding Nanometrics costs and fees.

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

From time to time, we receive communications from others asserting that our products infringe or may infringe their intellectual property rights.  Typically, our in-house patent counsel investigates these matters and, where appropriate, retains outside counsel to provide assistance. We are not presently involved in any material legal proceedings in which a third party has asserted that we have violated their intellectual property rights. If, however, we become involved in any such litigation and its outcome is adverse to us, it may result in a loss of proprietary rights, subject us to significant liabilities, including treble damages in some instances, require us to seek licenses from third parties which may not be available on reasonable terms or at all, or prevent us from selling our products.  Furthermore, any litigation relating to intellectual property, even if we are ultimately successful, could result in substantial costs and diversion of time and effort by our management.  This in and of itself could have a negative impact on us.

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

In addition to the successful monetizing of some our patents in 2007 by non-exclusive licensing to a large semiconductor manufacturer for more than $1.0 million, in June 2009 we initiated another intellectual property monetizing project, by offering several relevant companies to license or acquire an extended number of our patents. Although initial contact with potential customers had been made, our efforts did not yield a definitive transaction, in part due to the deep downturn the whole intellectual property monetizing market has been experiencing.  As a result, as of December 2010 we have formally terminated this process. For additional information regarding our intellectual property, see “Our Technology” starting on page 18.

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

We also seek to establish and maintain close and mutually beneficial relationships with our customers by consistently providing them with a high level of service, support and new capabilities. We have established a global network of direct sales and marketing, customer service and applications support offices. We maintain sales, service or applications offices in Europe, Israel, Japan, Korea, Singapore, Taiwan, China and the U.S., with a total staff of 107 people. These offices provide highly qualified application support specialists, training to process equipment manufacturer customers and end users, marketing, demonstrations and evaluations, spare parts hubs and sales and support engineers.

We serve all sectors of the integrated circuit manufacturing industry including logic, ASIC, foundries and memory manufactures. Our end user and process equipment manufacturer customers are located in different countries, including Japan, Korea, Singapore, Taiwan, China the U.S. and various European countries.

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	Year ended December 31,
	2008	2009	2010
	(in thousands)
U.S.	$9,671	$5,713	$14,373
Europe	3,712	1,288	2,409
Japan	3,776	4,880	3,378
Asia-Pacific (excluding Japan)	21,810	27,437	66,460
Total	$38,969	$39,318	$86,620

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

	Year ended December 31,
	2008	2009	2010
Total revenues from five largest customers	67%	82%	78%

Range of revenues from five largest customers	3%-37%	4%-46%	8%-24%

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

Manufacturing

In order to leverage the relatively high volume of integrated and stand-alone systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others.  Our manufacturing operations received the ISO 9002 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001/2000 requirements. In 2010, we received the formal certification of ISO 14001:2004.

Our principal manufacturing activities include assembly, integration, final testing and calibration. Our production activities are conducted in our manufacturing and service facility in Israel. We rely and expect to continue to rely on subcontractors and turnkey suppliers to fabricate components, build subassemblies and perform other non-core activities in a cost-effective manner. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications, optical components and other critical components used in our products are engineered and manufactured to our specifications. A small portion of these components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single source supplier.

We have our own manufacturing facility, which is located in Ness-Ziona, Israel, divided into two buildings. Any event affecting this facility, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues.

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

4.C	Organizational Structure

Our Subsidiaries

Our subsidiaries and the countries of their incorporation are as follows:

Name of Subsidiary	Country of Incorporation

Nova Measuring Instruments Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Netherlands B.V.	Netherlands
Nova Measuring Instruments Korea Ltd.	Korea

4.D	Property, Plant and Equipment

Our main facilities, located in Ness-Ziona, Israel, occupy approximately 5,600 square meters, including: approximately 1,200 square meters of production facilities, approximately 3,200 square meters of research and development offices (including approximately 300 square meters of laboratories) and approximately 1,200 square meters of headquarters, sales and marketing, service and support and administration facilities. Our current lease commitment relating to our facilities in Israel expires at the end of January 2013.

Our subsidiaries lease offices in various locations, for use as a service and pre-sale facility. Our U.S. subsidiary leases approximately 300 square meters, our Japanese subsidiary leases approximately 200 square meters, our Taiwanese subsidiary leases approximately 400 square meters and our Korean subsidiary leases approximately 175 square meters.

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

In the recent five years (2006-2010), we were able to present Cumulative Annual Growth Rate (CAGR) of approximately 26%, while WFE experienced CAGR of 2%. We believe that this improved performance is attributed mainly to our focus on high growth segments of metrology and Optical CD and to our move to a direct sales business model.  Specifically, in 2009, in which WFE as a whole declined by approximately 50%, we were able to increase our products’ revenues by approximately 10%, and in 2010, in which WFE as a whole increased by approximately 130%, we were able to increase our products’ revenues by approximately 140%. Industry forecasts indicate flat to modest increase in WFE spending in the next two years, and we believe we are well positioned to continue to grow as we continue our focus on high growth segments within the industry.

We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2010, product sales accounted for 83% of our total revenues and services accounted for 17%. Presently, we have no significant long-term debt, and during 2010 we increased our overall cash reserves by $42.6 million, through raising $17 million in a secondary public offering and through generating positive cash flow from operating activities. As of the end of 2010, we had overall cash reserves of $61.6 million and working capital of $65.4 million.

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

When evaluating the performance of the Company, our management tends to focus on several financial metrics and qualitative areas, including  market share, gross margins, operating margins, inventory turns and days sales outstanding. Blended gross margins in 2010 were approximately 54.7%, while product sales presented gross margins of approximately 59% and services presented gross margins of approximately 32%. Our average inventory levels in 2010 were approximately 10% of annual sales. In 2010, average days sales outstanding for total revenues were 51 and ranged between 64 and 43 days over the four quarters of 2010.

Significant Events in 2010 and Outlook for 2011

The year 2010 had several significant events:

•	Penetration into several new strategic customers for our stand-alone products.

•	Significant proliferation of our integrated metrology solutions among existing customers.

•	Introduction of our new integrated metrology product the i500.

•	Completion of a successful secondary offering.

•	Establishment of our SA tool, T500, as an advanced SA tool for complicated and smaller structures.

In 2011, Nova plans to focus on the following:

•	Significant proliferation of our stand-alone solutions following the extensive customer penetrations made during 2010.

•	Continuing the development of our current technology for both stand-alone and integrated metrology products both in hardware and software.

•
Introducing new generations of our current products as well as new products to address the advancing technology trends toward feature sizes of 22 nm and below as well as new processes and materials such as 3-D interconnect.

•	Leveraging the increased need for monitoring and controlling which results from decreasing feature sizes, and the accelerated move to new materials.

The challenges and risks we face in meeting our plans include:

•	On time delivery of “the right” process control solutions to meet the needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

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

In the past few years we have also worked collaboratively with two of the three leading etch manufacturers to integrate our metrology for a process control scheme similar to the concept used in CMP. Though this integration offers advanced capabilities, its adoption in the market place has been slow. We expect the adoption of stand alone Optical CD metrology for process control of the etch, lithography and high end CVD process steps to increase in conjunction with the continued design rule shrinks as the need for non destructive 3D measurements continues to grow.

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

In accordance with ASC 605-25 “Multiple Element Arrangements”, selling price of each element is determined based on specific objective evidence and revenue is allocated to each element based on its estimated selling price. The revenue allocated to the undelivered elements is deferred until delivery of such element. If specific objective evidence of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement.

When the Company is unable to establish relative selling price using VSOE (Vendor Specific Objective Evidence) or TPE (Third Party Evidence), the Company uses ESP (Estimated Selling Price) in its allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. ESP could potentially be used for new or customized products.

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

Overview

A significant portion of our revenues historically has been derived from customers and OEM partners in the U.S. However, in recent years, the U.S. sales as a percentage of total revenues have decreased as a result of the shift to manufacturing of IC in Asia as well as the reduction of sales through US based OEM partners given the transition to direct sales to IC manufacturers.

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

	2008	2009	2010
USA	25%	15%	16%
Europe	9%	3%	3%
Japan	10%	12%	4%
Asia-Pacific (excluding Japan)	56%	70%	77%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers. In 2008, 2009 and 2010 our five largest customers accounted for 67%, 82% and 78% of our revenues, respectively. In 2008, 2009 and 2010 our single largest customer accounted for 37%, 46% and 24% of our revenues, respectively. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered being major customers and the percentage of our revenue represented by each major customer may vary from period to period. Therefore, the loss of any one of our major customers could materially and adversely affect us.

The sales cycle for our systems typically ranges from 6 to 12 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions.  Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2010, our inventory levels at the end of each quarter ranged from $6.1 million to $10.8 million. We planned our 2010 inventories under the assumption that the NovaScan 3090Next would account for most of our product sales. Actual sales in 2010 were similar to this plan. In 2011, we anticipate that the NovaScan 3090 Next product will continue to account for the majority of our product sales, yet we expect to see larger scale proliferation of the new T500 and i500 products.

We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified.

Our revenues increased by 120% in 2010 following a 1% increase in 2009 and a 33% decrease in 2008.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2008	2009	2010

Revenues from product sales	65.9%	75.4%	82.9%
Revenues from services	34.1%	24.6%	17.1%

Total revenues	100.0%	100.0%	100%

Cost of products sale	32.2%	32.4%	33.5%
Inventory write-off and inventory purchase commitments losses	3.6%	--	--
Cost of services	30.9%	22.9%	11.7%
Total cost of revenues	66.7%	55.3%	45.3%

Gross profit	33.3%	44.7%	54.7%

Operating expenses:
Research and development expenses, net	22.1%	17.4%	14.4%
Sales and marketing expenses	19.2%	15.3%	11.7%
General and administrative expenses	8.2%	5.7%	3.4%
Impairment loss on intangibles and equipment related to HyperNex assets and liabilities acquisition	1.7%	--	--
Total operating expenses	51.2%	38.4%	29.5%

Operating profit (loss)	(17.9)%	6.3%	25.2%

Financing income (expenses), net	4.0%	0.4%	0.4%

Net income (loss)	(13.9)%	6.7%	25.6%

Comparison of Years Ended December 31, 2010 and 2009

Revenues. Our revenues in 2010 increased by $47.3 million, or 120.3%, compared to 2009, with revenues attributable to product sales accounting for $71.8 million, an increase of $42.2 million, or 142.2%, compared to 2009, and revenues attributable to services accounting for $14.8 million, an increase of $5.2 million, or 53.2%, compared to 2009. The increase in product sales revenue in 2010 was attributed to a combination of the significant growth in capital spending throughout the industry, exposure to the right customers, market share gains and to the completion of our transition to direct sales. The increase in services revenues is attributed mainly to the higher utilization rates of customers manufacturing sites and the related sales of parts and repair to these sites.

Cost of Revenues and Gross Profit. Cost of revenues consists of the labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2010 was $29.1 million, an increase of $16.3 million, or 128.2%, compared to 2009. Our cost of revenues attributable to product sales, as a percentage of product revenues in 2010, was 40.4%, compared to 42.9% in 2009. Our gross margin attributable to product revenues in 2010 was 59.5%, compared to 57.1% in 2009. This increase in gross margins in 2010 is mainly related to the overall increase in sales volume utilizing an already existing infrastructure and to the completion of our transition to direct sales.

Our cost of revenues attributable to services in 2010 was $10.1 million, an increase of $1.1 million, or 12.8%, compared to 2009. This increase is mainly attributable to the increase in the cost of parts and repair which were sold to customers. Our gross margin attributable to services revenues in 2010 was 31.6%, compared to 7% in 2009 as a result of higher revenues utilizing an already existing infrastructure.

Our overall gross profit increased by 169.6% to $47.4 million in 2010, compared to $17.5 million in 2009. Our overall gross margin was 54.7% and 44.7% of our total revenues in 2010 and 2009, respectively. The increase in overall gross margins in year 2010 is mainly attributable to the increase in revenues resulting from the overall growth in semiconductors equipment market and to the completion of our transition to direct sales.

Research and Development Expenses, Net. Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the Office of the Chief Scientist. Our net research and development expenses increased by 81.3% to $12.5 million in 2010, compared to $6.9 million in 2009, after offsetting grants received or receivable from the Office of the Chief Scientist of $2.2 million in 2010 and $2.2 million in 2009. In 2010, net research and development expenses represented 14.4% of our revenues compared to 17.4% of our revenues in 2009. This increase in research and development expenses is mainly attributed to the increase in headcount to support our products roadmap and to the increase in materials expenditures for building new products prototypes during 2010.

Approximately $8 million of our net research and development expenses in 2010 resulted from our research and development efforts relating to current integrated metrology and stand-alone products activities. Approximately $4.4 million of our net research and development expenses in 2010 were related to developing a technology infrastructure for next generation metrology tools platforms, mainly for stand-alone metrology products, and to further enhance the technology infrastructure for scatterometry based metrology solutions.

Sales and Marketing. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses and overhead. They also include commissions to our representatives and sales personnel and royalties. Our sales and marketing expenses increased by 68.5% to $10.1 million in 2010, compared to $6.0 million in 2009. The increase in sales and marketing expenses is mainly attributed to an increase in revenue based incentive payments and to costs related to customers product evaluation processes during 2010. Sales and marketing expenses represented 11.7% and 15.3% of our revenues in 2010 and 2009, respectively. The decrease as a percentage of revenue is mainly related to the significant increase in revenues in 2010.

General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses increased by 32.5% to $2.9 million in 2010, compared to $2.2 million in 2009. This increase in mainly attributed to the increase in our activities during 2010 compared to 2009. General and administrative expenses represented 3.4% and 5.7% of our revenues in 2010 and 2009, respectively.

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

5.B	Liquidity and Capital Resources

As of December 31, 2010, we had working capital of approximately $65.4 million compared to working capital of $25.1 million as of December 31, 2009.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2010 were $61.6 million compared to $19.1 million as of December 31, 2009.

Trade accounts receivable increased from $11.5 million as of December 31, 2009 to $13.2 million as of December 31, 2010. This increase is mainly attributable to the increase in revenues in 2010 relative to 2009. Inventories increased from $3.9 million as of December 31, 2009 to $10.8 million as of December 31, 2010, mainly due to the increase in manufacturing volumes, in parallel to higher inventories at customer sites related to customer product evaluation and acceptance processes.

Operating activities in 2010 generated positive cash flow of $25.8 million compared to a negative cash flow of $1.8 million in 2009. The change in cash flow is mainly associated with the increase in profitability in 2010 relative to 2009.

The following table describes our investments in capital expenditures during the last three years:

	2008		2009		2010
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
			(in dollar thousands)
Electronic equipment	968	3	463	19	1,872	53
Office furniture and equipment	11	8	1	15	16	25
Leasehold improvements	21	21	43	13	314	0
Total	1,000	32	507	47	2,202	78

In 2010, the investment in capital expenditures was financed from our positive operating cash flow. The increase in capital expenditures for electronic equipment in 2010 is mainly attributable to an increase in capital expenditure of electronic equipment used for our research and development labs and systems for our demonstration centers and application development. Although we currently have no significant capital commitments, we expect to spend approximately $4 million on capital expenditures in 2011, mainly for information systems improvements (software and hardware) and electronic equipment used in our research and development labs and demonstration facilities.

Our principal liquidity requirement is expected to be for working capital and capital expenditures. We believe that our current cash reserves will be adequate to fund our planned activities for at least the next 12 months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with the remaining net proceeds of our initial public offering, and the proceeds we realized from our follow-on offering, together with positive cash flow from operations, if any. If these funds are insufficient to finance our activities, we will have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

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

For information regarding our research and development activities, see “Research and Development” starting on page 20.

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

As of December 31, 2010, we received grants from the Office of the Chief Scientist in the aggregate amount of approximately $18.8 million. Because the implementation of regulations raising royalty rates to between 3% and 6% has been deferred, we are obligated to pay royalties of 3%-3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2010, our contingent liability to the Office of the Chief Scientist for grants received was approximately $14.6 million. See also Note 7A to our consolidated financial statements contained elsewhere in this report.

The funds available for grants from the Office of the Chief Scientist were reduced for 2004 and 2005, and the Israeli authorities have indicated that the government may further reduce or abolish grants of this kind in the future. Even if these grants are maintained, we might not receive them in the future and cannot presently predict the amount of any grants we might receive.

In addition to royalty-bearing grants from the Office of the Chief Scientist, in 2010, we participated in a program, IMG4, sponsored by the Office of Chief Scientist. Under the terms of this program, we are cooperating with additional companies and research institutes in Israel, organized in a consortium, for the development of advanced techniques for improved tool control. The Office of the Chief Scientist is contributing 66% of the approved research and development budget for the research consortium and the members of the research consortium contributing the remaining 34%. No royalties from this funding are payable to the Israeli government, however, the provisions of the law and related regulations regarding the restrictions on the transfer of know-how outside of Israel do apply. Expenses in excess of the approved budget are borne by the consortium members. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right to utilize and implement such technology without having to pay royalties to the developing consortium member. Since our collaboration with this consortium will not deal with issues that are part of our core technology, we believe that it will have no effect on our strong intellectual property portfolio. During 2010, we had received approximately $0.2 million in grants from the Office of Chief Scientist in connection with this program. The IMG4 program has ended during 2010.

5.D	Trend Information

For Information regarding most significant recent trends in our market, see “The World Economy - Update” starting on page 14.

5.E	Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.F	Tabular Disclosure of Contractual Obligations

As of December 31, 2010 we had contractual obligations as described in the following table:

	Payment due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$2,766	$1,546	$1,140	$80	$--
Purchase Obligations	7,369	7,337	4	28	--
Other Long Term Liabilities	23	--	23	--	--
Total	$10,158	$8,883	$1,167	$108	$--

Item 6.  Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following is the list of senior management and directors as of March 1, 2011:

Name	Age	Position
Michael Brunstein	67	Chairman of the Board of Directors
Alon Dumanis	60	Director
Dan Falk	66	External Director
Naama Zeldis	47	External Director
Avi Cohen	57	Director
Gabi Seligsohn	44	President and Chief Executive Officer
Dror David	41	Chief Financial Officer
Eitan Oppenhaim	45	Executive Vice President Global Business Group
Gabi Sharon	48	Vice President Operations
Boaz Brill	46	Chief Technology Officer
Hila Mukevisius	36	Vice President Human Resources
Tal Shmueli	47	Vice President Research and Development

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

Dr. Alon Dumanis has served as a director of Nova since 2002. He is the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of XSight System, Softlib, Bondex, Clariton, DNR Imaging, and a member of the board of directors of Spectronix (TASE-SPCT), Aposense (TASE-APOS), Collplant (TASE-CLPT), Ice Cure (TASE-ICCM), and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (TASE-TDCM), a former member of the board of directors of El Al Israel Airlines (TASE-LY), Protalix Biotherapeutics (NYSE-PLX), and a former member of the board of directors of Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Dan Falk was elected as the Company’s external director in accordance with the provisions of the Companies Law in 2005, and was re-elected for an additional term on September 25, 2008. Mr. Falk is a business consultant to public and private companies. During 1999 to 2000, Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV.  Prior to that, Mr. Falk served as Executive Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk serves as a member of various companies’ boards of directors such as Orbotech Ltd., Nice Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., (all of which are companies publicly traded in the United States), Orad Hi-Tec Systems Ltd. (as chairman of the board of directors), Amiad Filtration Systems, Oridion Medical Ltd. (all of which are companies publicly traded in Europe) and Plastopil Ltd. (traded on the TASE). Mr. Falk’s son-in-law is a partner at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., our outside counsel.

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

Mr.Eitan Oppenhaim has served as the Executive Vice President Global Business Group since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Corporate Vice President and Europe General Manager at Alvarion Ltd., a global leader in 4G wireless communications providing WiMAX solutions. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing at OptimalTest Ltd., a startup company which develops Test Management Solutions software for optimizing the test operation floor in the semiconductor industry. Prior to that, from  2002 till 2006,  Mr. Oppenhaim served as President of the Flat Panel Displays division at Orbotech Ltd., a leader company for Automated Optical Inspection systems. From 2001 till 2002, Mr. Oppenhaim served as  Managing Director of Asia Pacific at TTI Telecom International, a company which develops network management software solutions to telecom operators and service providers. Prior to that, from 1994 till 2001, Mr. Oppenhaim held several key sales positions at Comverse Network Systems Ltd., a supplier of value added srvices and customized solutions to telecom operators and service providers, and its subsidiary in Asia Pacific. Prior to joining Comverse, during the years 1983 and 1994, Mr. Oppenhaim served at the Israeli navy. Mr. Oppenhaim holds a BA in Economics and Accounting from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

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

Dr. Boaz Brill has served as Chief Technology officer since April 2010. Having joined Nova in 1998, Dr. Brill has served in several key positions in the Company including Vice President Technology Development. Dr. Brill was the lead scientist who managed Nova’s entry into the Optical CD market and developed the NovaScan 3090 platform. A well-known technologist, he headed Nova’s Physics department. From 1995 until 1999, Dr. Brill served as System Engineer and Project Manager at El-Op Ltd. Dr. Brill holds a B.Sc. in Physics and Mathematics from the Hebrew University, Jerusalem, M.Sc and Ph.D in Physics from the Weizmann Institute of Science, Rehovot, Israel and MBA from Bradford University, UK. He has published over 10 patents and patent applications, mostly in the field of Optical CD.

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

Mr. Tal Shmueli has served as Vice President of Research and Development since March 2011. Mr. Shmueli rejoined Nova in 2010 as Vice President Product Development. Prior to that, from 2008 till 2010, Mr. Shmueli served as Director of Hardware Development and Product Management at MDG Medical, a company which develops and markets unique technologies, solutions and services for the healthcare industry.  During the years 2006 and 2008, Mr. Shmueli served as Director of Product Management at CogniTens, a supplier of metrology solutions for the car industry. Prior to that, from 1993 till 2006, Mr. Shmueli held several positions at Nova, including product and technology management and support. Mr. Shmueli holds BSc. degree in Electrical Engineering from the Technion, Haifa, Israel.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B	Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2010 was approximately $2.17 million including approximately $0.45 million, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

The total amount paid or payable to the directors, including external directors, for 2010 was $0.23 million.

As of March 1, 2011, 1,130,232 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 12 persons), of which 451,818 options are currently exercisable or exercisable within 60 days of March 1, 2011.  See “Share Ownership” starting on page 39.

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

At the 2010 annual general meeting of the Company’s shareholders, the shareholders approved a biennial award of an option to purchase up to 75,000 ordinary shares to Dr. Brunstein on the date of every other annual general meeting at which the chairman of the board of directors is elected or reelected, starting with the 2010 annual general meeting (and thereafter in 2012). The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy. 25% of each option shall vest and become exercisable on the first anniversary of its grant date and thereafter 2.083% of each option shall vest and become exercisable at the end of each complete month following the first anniversary date. Accordingly, each option shall fully vest and become exercisable at the 4th anniversary date of its grant date. The above grant shall be in addition to the previously approved annual award of an option to purchase 10,000 of the Company’s ordinary shares.

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

On December 18, 2008, our board of directors resolved to abolish the investment committee. The matters that were under the scope of the investment committee will be brought under the direct authority of our board of directors, which from time to time may ask for an ad-hoc investment committee to be assembled. On September 7, 2010, our board of directors resolved to authorize the audit committee to fulfill the scope of the investment committee.

On August 2, 2010, our board of directors resolved to abolish the strategic committee. The matters that were under the scope of the strategic committee will be brought under the direct authority of our board of directors.

All committees are acting according to written charters that were approved by our board of directors.

A newly enacted amendment to the Companies Law will affect several corporate governance requirements under the Companies Law following the date of this report. For more information, see “Item 10.B Memorandum and Articles of Association – Amendment no. 16 to the Companies Law” starting on page 50 of this report.

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

6.D	Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2008	2009	2010

Total Personnel	225	227	279

Located in Israel	147	159	201
Located abroad	78	68	78

In operations	56	53	71
In research and development	59	64	78
In global business	92	93	113
In general and administration	18	17	17

We were a member of the Industrialists Association in Israel, an employer’s union until December 31, 2006. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, paid vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation and travel expenses. As of December 31, 2010, to the best of our knowledge, we have been providing our employees with benefits and working conditions that are at least as favorable as those found in the collective bargaining agreements. In Israel, Nova is subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order ensures the pension insurance of most employees which fall under its criteria.

6.E	Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2011 by our executive officers and directors:

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of March 1, 2011 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Based on information provided to us, each shareholder in the table below has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 26,157,505 ordinary shares outstanding as of March 1, 2011.

Executive Officers and Directors:	Number	Percent
Gabi Seligsohn(1*)	291,947	1.12%
12 directors and officers as a group (2)	513,079	1.96%
_______________________
* All other directors and executive officers each beneficially owned less than 1% of the Company’s shares.

(1) Includes 277,486 shares subject to options that are immediately exercisable or exercisable within 60 days of March 1, 2011 (expiration dates: 2011-2019; exercise prices ($/share): 1.25-4.01).

(2) Includes 451,818 shares subject to options that are immediately exercisable or exercisable within 60 days of March 1, 2011 (expiration dates: 2011-2020; exercise prices ($/share): 0.43-4.78).

Employee Benefit Plans

Through December 31, 2010, options to acquire 9,061,820 ordinary shares had been issued, of which 3,261,524 options to acquire ordinary shares were exercised, 4,165,104 were cancelled, 937,856 options were unvested and 697,336 were exercisable, as of December 31, 2010. As of December 31, 2010, 308,530 restricted share units, or RSU’s, had been issued, of which 76,878 had vested and none of which had been cancelled.

The share option plans active throughout 2010, are described below:

Option Plan 7A - As of December 31, 2010, options to purchase 600,000 ordinary shares at exercise prices of $4.01 and $5.15, the fair market value of Nova’s stock on the date of grant were granted, of which 83,170 options were exercised, 63,425 were exercisable and 453,405 options had been cancelled. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant. We do not intend to grant any further options or shares under this plan;

Option Plan 7B - As of December 31, 2010, options to purchase 650,000 ordinary shares at an exercise price of $3.40, the fair market value of Nova’s stock on the date of grant were granted, of which 115,975 options were exercised, 58,250 were exercisable and 475,775 had been cancelled. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant. We do not intend to grant any further options or shares under this plan;

Option Plan 7C - As of December 31, 2010, options to purchase 153,000 ordinary shares at an exercise price of $2.20, the fair market value of Nova’s stock on the date of grant were granted, of which 30,548 options were exercised and 122,452 options had been cancelled. No option was exercisable as of December 31, 2010. We do not intend to grant any further options or shares under this plan;

Option Plan 8 - As of December 31, 2010, options to purchase 1,496,620 ordinary shares at an exercise prices ranging from $1.79 to $2.87, the fair market value of Nova’s stock based on the date of grant, were granted. As of December 31, 2010, 549,651 options were exercised, 358,166 options were exercisable, 554,843 options had been cancelled and 33,960 were unvested. We do not intend to grant any further options or shares under this plan;

2007 Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2007, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2010, options to purchase 1,361,100 ordinary shares at an exercise prices which range from $0.43 to $7.40, the fair market value of Nova’s stock based on the dates of grant, were granted under this plan of which, as of December 31, 2010, 105,373 options were exercised,  134,336 options had been cancelled and 903,896 were unvested. As of December 31, 2010, 308,530 RSU’s had been issued, of which 76,878 had vested and none of which had been cancelled.

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

The following table summarizes information about share options outstanding as of December 31, 2010:

Outstanding as of December 31, 2010				Exercisable as of December 31, 2010

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)
0.43-1.90	747,969	5.52	1.09	335,455	1.20
2.18-2.87	275,048	3.39	2.86	240,206	2.86
3.40	58,250	0.92	3.40	58,250	3.40
4.01-4.78	225,305	7.43	4.01	49,305	4.01
5.15-5.48	15,000	2.35	5.26	10,000	5.15
6.20-6.70	299,500	9.64	6.37	-	-
7.4	10,000	9.92	7.40	-	-
	1,631,072	6.00	2.96	693,216	2.23

Item 7.  Major Shareholder and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2011 (unless otherwise stated below) for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options and warrants that are currently exercisable or excercisable within 60 days of March 1, 2011, if any. Ordinary shares subject to these warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 26,157,505 ordinary shares outstanding as of March 1, 2011.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Clal Electronics Industries Ltd. (1)	2,174,476	8.31%
Federated Investors, Inc. (2)	1,792,249	6.85%

(1)
The information is based upon Amendment No. 6 to Schedule 13D filed with the SEC by, among others, Clal Electronics Industries Ltd., or “CEI”, on March 21, 2011 and information that was provided by Clal Industries and Investments Ltd. (“Clal”). The principal parent companies of the IDB Group are IDB Holding Corporation Ltd., or “IDBH”, and its majority-owned subsidiary, IDBD Corporation Ltd., or “IDBD”. Clal and CEI (a wholly owned subsidiary of Clal) are majority-owned subsidiaries of IDBD. IDBH is controlled as follows:

•
Ganden Holdings Ltd., or “Ganden”, which is a private Israeli company controlled by Nochi Dankner (who is also the chairman of IDBH, IDBD and Clal) and his sister Shelly Bergman, holds, as of March 21, 2011, directly and through a wholly-owned subsidiary, approximately 54.7% of the outstanding shares of IDBH (of which, approximately 17.5% of the outstanding shares of IDBH are held directly and approximately 37.2% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd., or “Ganden Investment”, a private Israeli company, which is an indirect wholly owned subsidiary of Ganden). In addition, Shelly Bergman holds, through a wholly owned company, approximately 4.2% of the outstanding shares of IDBH;

•
Avraham Livnat Ltd., or “Livnat”, which is a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, Deputy Chairman of IDBD, co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD and Clal) holds, directly and through a wholly-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH (of which, approximately 1.1% are held directly and approximately 10.2% of the outstanding shares of IDBH are held through Avraham Livnat Investments (2002) Ltd., or “Livnat Investment”, a private Israeli company, which is a wholly owned subsidiary of Livnat); and

•
Manor Holdings BA Ltd., or “Manor”, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is deputy chairman of IDBH and a director of IDBD and Clal, and whose son, Dori Manor, is a director of IDBH, IDBD and Clal) holds, directly and through a majority-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH (of which, approximately 3.1% are held directly and approximately 10.2% of the outstanding shares of IDBH are held through Manor Investments - IDB Ltd. , or “Manor Investments”, a private Israeli company which is controlled by Manor).

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.0%, 10.3% and 10.3%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a single group of shareholders. Their additional holdings in IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

Based on the foregoing, IDBH (by reason of its control of IDBD and by reason of IDBD’s control of Clal and CEI), Ganden, Livnat and Manor (by reason of their control of IDBH), Mr. Nochi Dankner, Ms. Shelly Bergman, Mr. Avraham Livnat and Ms. Ruth Manor (by reason of their control of Ganden, Livnat and Manor, respectively) may be deemed to share with CEI the power to vote and dispose of our shares held by CEI. The address of CEI is: 3 Azrieli Center, Tel Aviv 67021, Israel.

On March 10, 2010, Clal, through CEI, effected the sale of 1,000,000 ordinary shares. On March 11, 2010, Clal, through CEI, fully exercised a warrant for 872,092 ordinary shares on a cashless basis, and as a result of which was issued 336,134 ordinary shares.

In February 2011, Clal sold 650,000 of our ordinary shares.

(2)	The information is based upon Schedule 13G filed with the SEC by Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue and Rhodora J. Donahue, on February 9, 2011.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage of ownership held by CEI in 2007 following the consummation of the transactions under that certain Share Purchase Agreement entered into by the Company and four investors, including CEI, on February 28, 2007. For additional information regarding this Share Purchase Agreement, see “Related Party Transactions” below; the decrease in the percentage of ownership held by CEI following the sale of our ordinary shares in 2010 and 2011;  (ii) the decrease in the percentage of ownership held by Tamir Fishman Ventures II, L.L.C., Shai Saul, Michael Elias, Tamir Fishman & Co. Ltd., Eldad Tamir and Danny Fishman in 2009, following the sale of our ordinary shares; (iii) the decrease in the percentage of ownership held by Austin W. Marxe and David Greenhouse in 2010, following sales of our ordinary shares. As reported on Amendment No. 8 to Schedule 13G filed with the SEC on February 10, 2011 by Messrs. Austin W. Marxe and David Greenhouse, as of January 31, 2011, Messrs. Marxe and Greenhouse beneficially owned  4.1% % of our ordinary shares; (iv) the decrease in the percentage of ownership held by Teuza - A Fairchild Technology Venture Ltd. in 2010, following sales of our ordinary shares; and (v) the decrease in the percentage of ownership held by Rima Management, LLC in 2010 and 2011, following sales of our ordinary shares. On January 10, 2011 Rima Management, LLC exercised warrants for 406,975 ordinary shares on a cash basis and on January 28, 2011 Rima Management, LLC exercised warrants for 174,418 ordinary shares on a cash basis. As a result 581,393 ordinary shares were issued.

As of March 1, 2011, our ordinary shares were held by 33 registered holders. Based on the information provided to us by our transfer agent, as of March 1, 2011, 29 registered holders were U.S. holders and held approximately 4.44% of outstanding ordinary shares (not including shares held by CEDE & Co.).

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than ten percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B.           Related Party Transactions

In 2007, 2008 and 2009, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $10,000,000. This directors and officers’ liability insurance was presented and approved by the audit committee and the board pursuant to requirements of the Companies Law and according to the resolution of the 2007 annual general meeting, under which the aggregate annual premium to be paid by the Company will not exceed 2% of the aggregate coverage of the directors and officers’ insurance policies and the aggregate coverage of the directors and officers’ insurance policies will not exceed the greater of $10 million or 20% of the Company’s shareholder equity.

In February 2010, we obtained an excess layer to our current directors’ and officers’ liability insurance with coverage in an aggregate amount of $5,000,000 (in addition to our aforementioned $10,000,000 insurance coverage). This excess layer of the directors and officers’ liability insurance was presented and approved by the audit committee and the board. At the 2010 annual general meeting, the shareholders approved and ratified the purchase of this excess layer insurance policy of $5 million with respect to director’s and officers’ liability and approved the company’s future purchase of insurance policies with respect to director’s and officers’ liability for any coverage period ending no later than December 31, 2015, which terms shall be approved by the company’s audit committee and the board of directors, provided, that the aggregate annual premium to be paid by the Company will not exceed 1.5% of the aggregate coverage of the directors’ and officers’ insurance policies and the aggregate coverage of the directors’ and officers’ insurance policies will not exceed the greater of $25 million or 30% of the company’s shareholder equity. In February 2011, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $25,000,000. This excess layer of the directors’ and officers’ liability insurance was presented and approved by the audit committee and the board.

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

On August 3, 2009, our audit committee and board of directors approved the Company’s engagement with Bright View Systems Ltd., to license the use of certain optical instrumentation developed by the Company. Such approval was necessary in light of the fact that Dr. Giora Dishon was a director both of the Company and Bright-View. In addition, Dr. Dishon is a shareholder of Bright-View and holds less than 5% of its equity.

On June 24, 2010, our shareholders approved a biennial award of an option to purchase up to 75,000 ordinary shares to Dr. Michael Brunstein, the chairman of our board of directors, during his term as the chairman of the board of directors on the date of every other annual general meeting at which the chairman of the board is elected or reelected starting with the 2010 annual general meeting (and thereafter in 2012). The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy. 25% of each option shall vest and become exercisable on the first anniversary of its grant date and thereafter 2.083% of each option shall vest and become exercisable at the end of each complete month following the first anniversary date. Accordingly, each option shall fully vest and become exercisable at the 4th anniversary date of its grant date. The above grant shall be in addition to the previously approved annual award of an option to purchase 10,000 of the Company’s ordinary shares.

7.C	Interest of Experts and Counsel

Not applicable.

Item 8.  Financial Information

8.A	Consolidated Statements and Other Financial Information

See “Financial Statements” on page 65 of this report and pages F-1 through F-26.

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

The information presented in the table below presents, for the periods indicated, the reported high and low market prices on The NASDAQ Global Market of our ordinary shares. The shares began trading on NASDAQ on April 11, 2000 at a price of $18 per share. Our ordinary shares were registered for trading on the Tel Aviv Stock Exchange in 2002, and the table below presents, for the periods indicated, the reported high and low market prices on the Tel Aviv Stock Exchange.

NASDAQ Global Market
	Price per share (US$)
	High	Low
Yearly highs and lows
2006	2.90	1.45
2007	3.10	2.10
2008	2.55	0.41
2009	6.55	0.68
2010	8.48	3.63

Quarterly highs and lows

2009
First quarter	1.00	0.34
Second quarter	1.21	0.55
Third quarter	2.75	0.89
Fourth quarter	6.55	2.60
2010
First quarter	6.72	4.23
Second quarter	6.19	3.63
Third quarter	6.89	3.86
Fourth quarter	8.48	5.47
2011
First quarter (until March 28, 2011)	11.44	8.20

Monthly highs and lows

September 2010	6.28	4.55
October 2010	6.22	5.47
November 2010	7.29	5.95
December 2010	8.48	6.71
January 2011	10.18	8.20
February 2011	11.44	9.05
March 2011 (until March 28, 2011)	10.50	8.50

Tel Aviv Stock Exchange
	Price per share (NIS)
	High	Low
Yearly highs and lows
2006	12.79	8.08
2007	13.75	8.50
2008	9.79	1.85
2009	24.24	1.53
2010	30.50	14.50

Quarterly highs and lows

2009
First quarter	3.80	1.89
Second quarter	8.69	2.80
Third quarter	10.00	3.60
Fourth quarter	24.24	9.71
2010
First quarter	25.94	15.80
Second quarter	22.38	14.50
Third quarter	25.20	15.40
Fourth quarter	30.50	20.00
2011
First quarter (until March 28, 2011)	40.99	29.20

Monthly highs and lows

September 2010	22.10	17.37
October 2010	22.90	20.00
November 2010	25.95	21.77
December 2010	30.50	24.40
January 2011	37.48	29.20
February 2011	40.99	33.20
March 2011 (until March 28, 2011)	37.44	30.51

9.B	Plan of Distribution

Not applicable.

9.C	Markets

                Our ordinary shares are quoted on The NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “NVMI.”

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses on the Issue

Not applicable.

Item 10. Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and Articles of Association

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

Amendment no. 16 to the Companies Law

On March 7, 2011 amendment no. 16 (“Amendment 16”) to the Companies Law was enacted by the Israeli Knesset. Amendment 16, which will come into effect on May 14, 2011, places a special emphasis on the autonomy of the board of directors and the external directors and on the composition and responsibilities of the audit committee.

Under Amendment 16, among others: (i) the approval of certain interested party transactions will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third) of the shares held by shareholders who do not have a personal interest in the transaction attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%) of the aggregate voting rights; (ii) the approval of the appointment of an external director will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third) of the shares held by shareholders who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%) of the aggregate voting rights; (iii) the majority of members of the audit committee shall be independent directors (as defined under Amendment 16), and the audit committee chairman shall be an external director (which is currently the composition of our audit committee); (iv) the quorum required to determine a decision of the audit committee shall be not less than a majority of the independent directors, including at least one external director; and (v) the audit committee shall determine whether certain related party transactions are considered extraordinary transactions for the purpose of the Companies Law and should be approved as such.

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

Israeli Taxation

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax  on their taxable income at the rate of 25% for the 2010 tax year. This rate was reduced to 24% in 2011 and is scheduled to be  gradually reduced to 18% by 2016 (2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%). Israeli companies are generally subject to capital gains tax at the corporate tax rate. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise/Benefited Enterprise (as further discussed below) may be considerably lower.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

 Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the “Investments Law ”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel the (“Investment Center ”), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

A company owning an Approved Enterprise is eligible for a combination of grants and tax benefits (the “Grant Track”). The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes, as well as the taxation of income generated from an Approved Enterprise at the maximum corporate tax rate of 25%, for a certain period of time. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the earlier of the commencement of production by the Approved Enterprise or 14 years from the date of approval of the Approved Enterprise.

The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed pursuant to the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the ordinary course of business of the company investing in the Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The Tax Benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the Tax Benefits available to a company investing in an Approved Enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linked adjustment and interest.

A company which qualifies as a foreign investment company (a “FIC”) will be eligible for a three-year extension of tax benefits following the expiration of the seven-year period referenced above. In addition, in the event that the level of foreign ownership in an Approved Enterprise reaches 49% or higher, the corporate tax rate applicable to income earned from the Approved Enterprise is reduced as follows:

% of Foreign Ownership	Tax Rate
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company qualifies as a FIC if (i) it has received at least NIS 5 million in loans (for a minimum period of three years) or as investment in share capital from a foreign resident who is consequently entitled to at least 25% of the “rights” in the company (consisting of profit sharing rights, voting rights and appointment of directors) , or (ii) if a foreign resident has purchased the company’s shares from an existing shareholder, consequently entitling the foreign shareholder to at least 25% of such rights in the company provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

Additionally, a company owning an Approved Enterprise on or after April 1, 1986, may elect to forgo its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of time of this exemption will depend on the geographic location of the Approved Enterprise within Israel and the type of the approved enterprise. After the exemption period lapses, the company will be eligible for the reduced tax rate of 25% (or a lower rate in the case of a FIC) for the remainder of the benefit period.

The Company has elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at referred above ranged between 10%-25%. Dividends paid out of income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15%, if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, that the company qualifies as a FIC, there is no such time limitation.

Under the Alternative Track, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the Alternative Track is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends

We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, which effective as of April 1, 2005, has changed certain provisions of the Investments Law. An eligible investment program under the Amendment qualifies for benefits as a “Benefited Enterprise” (rather than as an Approved Enterprise which status is still applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the Grant Track). According to the amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center.

The duration of the tax benefits described herein is limited to the earlier of seven or ten years (depending on the geographic location of the Approved Enterprise within Israel) from the Commencement Year (as described below) or 12 years from the first day of the Year of Election. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Benefited Enterprise, or the year of election which is the year in which a company requested to have the tax benefits apply to the Benefited Enterprise. The tax benefits granted to a Benefited Enterprise are determined, depending on the geographic location of the Benefited Enterprise within Israel, according to one of the following, which may be applicable to us:

(i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of a Benefited Enterprise. The company is required to withhold tax on such distribution at a rate of 15%; or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income the Benefited Enterprise (the “Ireland Track”). The benefit period is for ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (owned by at least 74% foreign shareholders and has undertaken to invest a minimum sum of $20 million in the Benefited Enterprise) is entitled to an extension of the benefit period by an additional five years, depending on the rate of its income that is derived in foreign currency.

As a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.

Currently, we have three Approved Enterprises under the Investments Law, which entitle us to certain tax benefits. Each of these Approved Enterprises is under the Alternative Track, which allows us, inter alia, a two year period of exemption of taxes for undistributed income pertaining to these enterprises. The two year exemption period of these Approved Enterprises has not yet commenced.

To date, the Company has not had earnings attributable to Approved Enterprise programs.

On December 29, 2010, the Israeli Parliament approved an amendment to the Investment Law (the “New Amendment”). The New Amendment significantly revising the tax incentive regime in Israel, commencing on January, 1 2011.

The New Amendment introduced a new status of “Preferred Enterprise”, replacing the existed status of “Benefited Enterprise”. Similarly to “Beneficiary Company”, a Preferred Company is an industrial company meeting certain conditions (including a minimum threshold of 25% export). However, under the New Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law as with respect to “Benefited Enterprise” was cancelled.

Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013-2014	7%	12.5%
2015 onwards	6%	12%

In addition, the New Amendment introduced a new status of “Special Preferred Company” which is an Industrial company meeting, in addition to the conditions prescribed for “Preferred Company” certain additional conditions (including that the total preferred enterprise income of the preferred enterprise is at least NIS 1.5 billion in the given tax year). The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5%, if located in Development Region “A”, or to 8%, if located in other area within the State of Israel.

Dividend distributed from income which is attributed to “Preferred Enterprise” or “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% (iii) non-Israeli resident - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The New Amendment also revised the Grant Track under to apply only to approved programs located in Development Region “A” and shall provide not only cash grants (as prior to the Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%). In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Company.

The provisions of the New Amendment shall not apply to existed “Benefited Enterprise” or “Approved Enterprise” which will continue to be entitled to the tax benefits under the Investment Law in effect prior to the New Amendment unless the company owning such enterprise has otherwise elected by filing with the Israeli Tax Authority not later than the date prescribed for the filing of the company’s annual tax return for the respective year to apply the provisions of the New Amendment (such election cannot be later rescinded). A company owning a Benefited Enterprise or Approved Enterprise which made such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Benefited Enterprise to its Israeli company shareholders tax free.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as an Israeli resident company, of which 90% or more of its income in any tax year (exclusive of income from certain defense loans), capital gains, interest and dividends is generated from an “Industrial Enterprise” that it owns. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial manufacturing.

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for the development or promotion of the Industrial Enterprise over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns with additional Israeli Industrial Companies controlled by it, and ( iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

There is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation of the Company Shareholders

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

The capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period such gain will be taxed at the rate of 25%. The Real Capital Gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to a tax at a weighted rate.  The marginal tax rate for individuals (up to 45% in 2010) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003.

The real capital gain derived by corporation will be generally subject to a corporate tax rate (25% in 2010, 24% in 2011).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income - 24% tax rate in 2011 (25% in 2010) for a corporation and a marginal tax rate of up to 45% in 2010 and 2011 for individual. Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after  January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the corporate tax rate (24% in 2011) in respect of a corporation and 20% in respect of an individual.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid on January 31 and June 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder the aforementioned return should not be filed and no advance payment should be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends. A distribution of dividend by our company from income attributed to an Approved Enterprise/Benefited Enterprise (either to individual or corporation) will be generally subject to tax in Israel at the rate of 15% (or 4% under the Ireland track), subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividend by our company from income attributed to a Preferred Enterprise will subject to tax in Israel at the following rates: Israeli resident individual - 15%, Israeli resident company – 0% and exempted for an Israeli resident company, foreign resident – 15%, subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an Approved Enterprise/Benefited Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's/Benefited Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15% (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If a dividend is distributed from an income attributed to the Preferred Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 15% (iii) non-Israeli resident - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise/Benefited Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

U.S. Taxation

The following discussion describes certain material United States (“U.S.”) federal income tax consequences of the purchase, ownership and disposition of our ordinary shares.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ordinary shares who or which is any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident of the U.S.;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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

•	persons who own, directly, indirectly or constructively, 10% or more (by voting power or value) of our outstanding voting shares;

•	persons who hold the ordinary shares as part of a hedging, straddle or conversion transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons who acquire their ordinary shares in a compensatory transaction;

•	broker-dealers;

•	insurance companies;

•	regulated investment companies;

•	real estate investment companies;

•	traders who elect to mark-to-market their securities;

•	tax-exempt organizations;

•	banks or other financial institutions;

•	U.S. expatriates; and

•	persons subject to the alternative minimum tax.

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

Availability of Reduced Tax Rates

U.S. legislation reduced to 15% the maximum U.S. Federal income tax rate on certain long-term capital gains and on qualifying dividends. Long-term capital gains from the sale of our ordinary shares may be eligible for this reduced rate.  Subject to the discussion below, dividends, if any, may also be eligible for this reduced rate, provided that we do not constitute a passive foreign investment company.

Distributions on the Ordinary Shares

We currently do not intend to pay dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “Dividends” on page 56. In general (and subject to the passive foreign investment company (“PFIC”) rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If holding period and other requirements are met, dividends paid to non-corporate U.S. holders in taxable years beginning no later than December 31, 2012 should generally qualify for the reduced maximum tax rate of 15% as long as our common shares remain “readily tradable on an established securities market in the United States,” provided that we are not considered a PFIC (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain, and as long-term capital gain if the U.S. holder’s holding period exceeds one year, from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

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

If a corporation is treated as a PFIC for any year during a U.S. holder’s holding period and the U.S. holder does not timely elect to treat the corporation as a “qualified electing fund” under Section 1295 of the Code or elect to mark its ordinary shares to market (both as described below), any gain on the disposition of the shares will be treated as ordinary income, rather than capital gain, and the holder will be required to compute its tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares. The portion of the gain and distributions allocated to prior taxable years in which a corporation was a PFIC will be ineligible for any preferential tax rate otherwise applicable to any “qualified dividend income” or capital gains, and will be taxed at the highest ordinary income tax rate in effect for each taxable year to which this portion is allocated. An interest charge will be imposed on the amount of the tax allocated to these taxable years. A U.S. holder may elect to treat a corporation as a qualified electing fund only if the corporation complies with requirements imposed by the IRS to enable the shareholder and the IRS to determine the corporation’s ordinary income and net capital gain. Additionally, if a corporation is a PFIC, a U.S. holder who acquires shares in the corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. These adverse tax consequences associated with PFIC status could result in a material increase in the amount of tax that a U.S. holder would owe and an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements. Under recently passed legislation, unless otherwise provided by the IRS, if a corporation is classified as a PFIC, a U.S. holder will generally be required to file an informational return annually to report its ownership interest in such entity.

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2010. For 2010, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile and decreased, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2010. Nonetheless, there is a risk that we were a PFIC in 2010 or we will be a PFIC in 2011 or subsequent years because there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2011 or a subsequent year.  Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

New Legislation regarding Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Investor’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of individuals, will be between $125,000 and $250,000 depending on the individual’s circumstances).  A U.S. holder’s “net investment income” may generally include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under recently enacted legislation, a non-U.S. holder may be subject to a U.S. federal withholding tax at a rate of 30% on certain payments made beginning January 1, 2013 to certain non-U.S. entities if certain disclosure requirements related to U.S. accounts maintained by, or the U.S. ownership of, the non-U.S. holder are not satisfied.  Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of our common stock that can produce U.S.-source dividends.  Non-U.S. holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our common stock.

United States Information Reporting and Backup Withholding

Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at the rate of 28%. Certain holders (including, among others, corporations) are generally not subject to information reporting and backup withholding.  A U.S. holder generally will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number,

•	furnishes an incorrect TIN,

•	is notified by the IRS that it is subject to backup withholding because it has previously failed to properly report payments of interest or dividends, or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

Any U.S. holder who is required to establish exempt status generally must file IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”).

Amounts withheld as backup withholding may be credited against a U.S. holder’s federal income tax liability. A U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Impact of Currency Fluctuation

Substantially all of our sales are made in U.S. dollars. Over 50% of our expenses in 2010 were in dollars or in NIS linked to the dollar. The remaining expenses were in currencies other than the U.S. dollar, and mainly NIS. The dollar cost of our operations in countries other than the U.S., is negatively influenced by any devaluation of the U.S. dollar against other currencies. During 2010, the value of the U.S. dollar devaluated against the NIS by 5.98%, and against the Yen by approximately 12.86%. The value of the U.S. dollar devaluated against the Euro by approximately 6.5%. During the first six months of 2010 the value of the U.S. dollar revaluated against the NIS by approximately 2.6%, devaluated against the Yen by approximately 4.91% and against the Euro by 14.24%. During the last six months of 2010 the value of the U.S. dollar devaluated against the NIS by approximately 8.4%, against the Yen by approximately 8.36% and revaluated against the Euro by approximately 9.03%. During the first 2 months of 2011, the U.S. dollar continued to revaluate by 2.0% against the NIS, by 2.91% against the Euro and by 1.0% against the Yen.

As of December 31, 2010, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2010 and are expected to continue to be affected by such currency fluctuations in 2011.

In 2008, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of approximately $33.6 million with settlement date through 2008 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $33.6 million. In accordance with ASC 815-10 the Company recorded in 2008 a decrease of approximately $0.4 million in fair market value in “Other Comprehensive Income”.

In 2009, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of approximately $12.5 million with settlement dates through 2009, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $12.5 million. In accordance with ASC 815-10 the Company recorded in 2009 an increase of approximately $0.2 million in fair market value in “Other Comprehensive Income”

In 2010, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of approximately $21.7 million with settlement dates through 2010, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $21.7 million. In accordance with ASC 815-10 the Company recorded in 2010 an increase of approximately $0.3 million in fair market value in “Other Comprehensive Income”.

Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in this currency of this country from its level against the dollar as of December 31, 2010, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currency, held at December 31, 2010, by approximately $ 0.4 million.

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

Item 15.  Controls and Procedures

(a)       Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2010.

(c)         Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-3.

(d)        There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

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

Audit Fees

Brightman Almagor Zohar & Co. billed the Company approximately $94,000 and $46,000 for audit services for fiscal 2010 and for 2009, respectively, including fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. The audit fees in 2010 include fees associated with the audit of management assessment of internal control over financial reporting.

Audit-Related Fees

Brightman Almagor Zohar & Co. did not bill for any audit-related services in 2010 or 2009, except as included under the caption “Audit Fees”.

Tax Fees

Brightman Almagor Zohar & Co. did not bill the Company for any tax advice services for fiscal year 2010 or 2009.

All Other Fees

Other than Audit Fees and Tax Fees described above, Brightman Almagor Zohar & Co. billed the Company approximately $18,000 for SEC compliance related services and services related to the Office of Chief Scientist and Investment Center, for each fiscal 2010 and 2009.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Brightman Almagor Zohar & Co. each year, the engagement is approved by the audit committee of the board of directors. The Company’s audit committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2010 and 2009, the Company’s audit committee approved all of the services provided by Brightman Almagor Zohar & Co.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In 2010, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

Item 16F.  Changes in Registrant’s Certifying Accountant

None.

Item 16G.  Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on The NASDAQ Global Market.

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

See pages F-1 through F-26.

Item 19.    Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Nova Measuring Instruments LTD.

We have audited the accompanying consolidated balance sheets of  Nova Measuring Instruments LTD. ("the Company") and its subsidiaries as of December 31, 2010 and 2009 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles, generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
March 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Nova Measuring Instruments LTD.

We have audited the internal control over financial reporting Nova Measuring Instruments LTD. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the company and our report dated March 29, 2011 expressed an unqualified opinion on those financial statements.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
March 29, 2011

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	As of December 31,
	2010	2009
CURRENT ASSETS
Cash and cash equivalents	$25,394	$9,861
Short-term interest-bearing bank deposits	35,562	8,607
Trade accounts receivable , net of allowance for doubtful accounts of $122 and $115, respectively	13,162	11,545
Inventories (Note 3)	10,849	3,949
Other current assets	1,736	1,728
	86,703	35,690
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	631	561
Other long-term assets	163	142
Severance pay funds (Note 6)	2,786	2,368
	3,580	3,071

FIXED ASSETS, NET (Note 4)	3,094	2,163

Total assets	$93,377	$40,924

CURRENT LIABILITIES
Trade accounts payable	$9,956	$3,715
Deferred revenues	3,397	1,671
Other current liabilities (Note 5)	7,908	5,237
	21,261	10,623
LONG-TERM LIABILITIES
Liability for employee severance pay (Note 6)	3,709	3,168
Deferred revenue	--	183
Other long-term liability	23	35
	3,732	3,386

COMMITMENTS AND CONTINGENCIES (Note 7)

SHAREHOLDERS’ EQUITY (Note 8)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, 25,374,844 shares issued and outstanding at December 31,2010 and issued 19,976,924 shares and 19,974,695 outstanding at December 31,2009	71	56
Additional paid-in capital	104,661	85,675
Accumulated other comprehensive income	338	45
Accumulated deficit	(36,686)	(58,861)
Total shareholders’ equity	68,384	26,915

Total liabilities and shareholders’ equity	$93,377	$40,924

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,
	2010	2009	2008

REVENUES:
Products	$71,790	$29,639	$25,673
Services	14,830	9,679	13,296
	86,620	39,318	38,969

COST OF REVENUES:
Products	29,056	12,732	12,527
Inventory write-off and inventory purchase commitment losses (Note 3)	-	-	1,400
Services	10,148	8,999	12,059
	39,204	21,731	25,986

GROSS PROFIT	47,416	17,587	12,983

OPERATING EXPENSES:

Research and development, net of participation by the Office of the
Chief Scientist of $2,212 , $2,209 and $2,002, respectively (Note 7a)	12,445	6,865	8,606
Sales and marketing	10,133	6,014	7,503
General and administrative	2,968	2,240	3,199
Impairment loss on intangibles and equipment related to Hypernex assets and liabilities acquisition	--	--	633
	25,546	15,119	19,941

OPERATING INCOME (LOSS)	21,870	2,468	(6,958)

INTEREST INCOME, NET	305	163	171
GAIN ON SHORT TERM INVESTMENTS	--	--	1,366
	305	163	1,537

NET INCOME (LOSS) FOR THE YEAR	$22,175	$2,631	$(5,421)

NET INCOME (LOSS) PER SHARE:

Net income (loss) per share:
Basic	$0.91	$0.14	$(0.28)
Diluted	$0.86	$0.13	$(0.28)

Shares used in calculation of net income (loss) per share:
Basic	24,448	19,473	19,369
Diluted	25,692	20,089	19,369

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

				Accumulated
	Ordinary		Additional	other		Total	Total
	Shares		Paid-in	Comprehensive	Accumulated	Comprehensive	Shareholders’
	Number	Amount	Capital	Income (loss)	Deficit	Income (loss)	Equity (loss)

Balance as of January 1, 2008	19,369	$55	$83,401	$199	$(56,071)		$27,584
Employee share-based plans	9	(*) -	12				12
Amortization of deferred stock based compensation			556				556
Change in fair market value of hedging derivatives				(390)		$(390)	(390)
Net loss for the year					(5,421)	(5,421)	(5,421)
Total comprehensive loss						$(5,811)	(5,811)
Balance as of December 31, 2008	19,378	$55	$83,969	$(191)	$(61,492)		$22,341
Employee share-based plans	599	1	1,252				$1,253
Amortization of deferred stock based compensation			454				454
Change in fair market value of hedging derivatives				236		$236	236
Net income for the year					2,631	2,631	2,631
Total comprehensive income						$2,867	2,867
Balance as of December 31, 2009	19,977	$56	$85,675	$45	$(58,861)		$26,915
Shares issued in public offering	4,428	12	16,956				16,968
Exercise of warrants	336	1					1
Employee share-based plans	557	2	1,320				1,322
Shares issued under employee share-based plans	77	(*)					-
Amortization of deferred stock based compensation			710				710
Increase in fair market value of derivatives				293		$293	293
Net income for the year					22,175	22,175	22,175
Total comprehensive income						$22,468	$22,468

Balance as of December 31, 2010	25,375	$71	$104,661	$338	$(36,686)		$68,384

(*)  Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
CASH FLOWS – OPERATING ACTIVITIES
Net income (loss) for the year	$22,175	$2,631	$(5,421)
Adjustments to reconcile net income (loss) to net cash from (used in) operations:
Depreciation and amortization	1,260	1,254	1,320
Impairment of intangibles and fixed assets		-	643
Amortization of deferred stock-based compensation	710	454	556
Increase (decrease) in liability for employee termination benefits, net	108	(159)	33
Gain on short-term investments	-	-	(1,366)
Net recognized losses on investments	-	-	66
Decrease (increase) in trade accounts receivables	(1,617)	(8,762)	6,363
Decrease (increase) in inventories	(7,526)	2,695	1,330
Decrease (increase) in other current and long term assets	197	(421)	247
Increase (decrease) in trade accounts payables and other long term liabilities	6,242	234	(4,013)
Increase (decrease) in other current liabilities	2,740	1,169	(3,371)
Increase (decrease) in short and long term deferred income	1,543	(882)	339
Net cash from (used in) operating activities	25,832	(1,787)	(3,274)

CASH FLOWS – INVESTING ACTIVITIES
Increase in short-term interest-bearing bank deposits	(26,955)	(8,510)	(97)
Decrease in short-term investments	-	-	32
Proceeds from held to maturity securities	-	-	3,701
Proceeds from long term investments	-	-	2,928
Proceeds from long-term interest-bearing bank deposits	-	-	1,643
Investment in long-term interest-bearing bank deposits	(70)	(17)	-
Purchase of fixed assets	(1,565)	(403)	(944)
Net cash from (used in) investing activities	(28,590)	(8,930)	7,263

CASH FLOWS – FINANCING ACTIVITIES
Shares issued in a public offering	16,968	-	-
Shares issued under employee share-based plans	1,323	1,253	12
Net cash from financing activities	18,291	1,253	12

Increase (decrease) in cash and cash equivalents	15,533	(9,464)	4,001
Cash and cash equivalents – beginning of year	9,861	19,325	15,324
Cash and cash equivalents – end of year	$25,394	$9,861	$19,325

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A -NON CASH ACTIVITIES

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Transfer of assets from inventory to fixed assets	$626	$218	$402

The accompanying notes are an integral part of the consolidated financial statements

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1 -  GENERAL

A.
Business Description

Nova Measuring Instruments Ltd. (the “Company”) was incorporated in May 1993 and commenced operations in October 1993 in the design, development and production of integrated process control systems, used in the manufacturing of semiconductors. In October 1995, the Company began manufacturing and marketing its systems. In recent years, the Company expanded its product offering to include stand alone systems.

The Company continues research and development for the next generation of its products and additional applications for such products. The Company operates in one operating segment.

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

A.
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

B.
Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing time deposits and commercial papers) with maturity dates not exceeding three months from the date of deposit.

C.	Allowance for Doubtful Accounts The allowance for doubtful accounts is computed on the specific identification basis.

D.
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

Auction-rate securities represent interests in collateralized debt obligations, a portion of which are collateralized by pools of residential and commercial mortgages, interest-bearing corporate debt obligations, and dividend-yielding preferred stock. Liquidity for these auction-rate securities typically is provided by an auction process that resets the applicable interest rate at pre-determined intervals, usually every 7, 28, 35 or 90 days. Because of the short interest rate reset period, the Company has historically recorded auction-rate securities in current short-term investments. As of December 31, 2007, the Company held auction-rate securities which have experienced a failed reset process and were deemed to have experienced an other-than-temporary decline in fair value. Accordingly, in 2007, the Company recorded an impairment charge of $1,366 to reduce the carrying value of the auction-rate securities the Company holds, and the Company determined that the impairment charge is other-than-temporary in nature in accordance with ASC 320-10, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

D.
Held to Maturity, Short-Term and Long-Term Investments (Cont.)

In October 2008, the Company sold all of its remaining auction-rate securities to a third party, at their original par value. As a result, the Company recorded a gain on investments of $1,366 million in year 2008; the Company had no additional investments in these securities since then.

E.
Inventories

Inventories are presented at the lower of cost or market. Cost is determined as follows:

Raw materials-on the average cost basis.

Finished goods and work in process - on actual production cost basis (materials, labor and indirect manufacturing costs).

F.
Fixed assets

Fixed assets are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets or terms of the related leases. Estimated useful life, in years, is as follows:

Years
Electronic equipment	3-7
Office furniture and equipment	7-17

Leasehold improvements are amortized using the straight-line method, over the shorter of the lease term or the useful lives of the improvements.

In accordance with ASC 360-10, “Accounting for Impairment or Disposal of Long-Lived Assets”, management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future undiscounted cash flows. If so indicated an impairment loss would be recognized for the difference between the carrying amount of the asset and its fair value. During 2008 the Company recorded impairment charges of $633, with respect to fixed assets acquired in 2006.

G.
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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.
Revenue Recognition

Revenues from the sale of products are recognized when all the following criteria have been met: a persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collection of resulting receivables is probable and there are no remaining significant obligations. ASU No. 2009-13,”Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements” requires allocation of arrangement consideration among the separate units of accounting based on their relative selling prices. The selling price for each unit of accounting is determined using either vendor specific objective evidence of selling price, third party evidence of selling price or the vendor’s best estimate of estimated selling price for that deliverable. Use of the residual method is prohibited.

ASU No. 2009-14, “Certain Revenue Arrangements that Include Software Elements” (“ASU 2009-14”) modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s functionality.

When the Company is unable to establish relative selling price using Vendor Specific Object Evidence (“VSOE”) or Third party evidence (“TPE”), the Company uses estimated selling price (“ESP”) in its allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. ESP could potentially be used for new or customized products.

Revenues from Service contracts generally specify fixed payment amounts for periods longer than one month, and are recognized on a straight line basis over the term of the contract.

I.
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

J.
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

ASC 740-10, “Accounting for Uncertainty in Income Taxes”, contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

K.
Equity-Based Compensation

The Company accounts for equity based compensation using ASC 718-10 “Share-Based Payment,” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards.

Stock Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

2010
Risk-free interest rate	2.35%
Expected life of options	6.25 years
Expected volatility	81.77%
Expected dividend yield	0%

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.
Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share.” Pursuant to which, basic earnings (loss) per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilutive effect of all convertible securities. Due to the anti-dilutive effect, basic loss per share was equal to diluted loss per share for the year 2008. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 226,500 in 2008, 2,453,000 in 2009 and 490,500 in 2010.

M.
Derivative Financial Instruments

ASC 815-10, “Accounting for Derivative Instruments and Hedging Activities” as amended by ASC 815-10-15 and ASC 815-10-15-96, requires, principally, the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. See Note 12 for disclosure of the derivative financial instruments in accordance with such pronouncements.

N.
New Accounting Pronouncements

In December 2010, the FASB amended its guidance on goodwill and other intangible assets. The amendment modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists.

The qualitative factors are consistent with the existing guidance which requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This amendment was effective for the Company’s annual reporting period ending December 31, 2010. The amendment did not have an impact on the Company’s financial position, results of operations or cash flows.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.
New Accounting Pronouncements (Cont.)

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures”, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in interim or annual periods beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward, which is required for annual reporting periods beginning after December 15, 2010. The adoption of this update did not have material impact on the Company’s consolidated financial statements.

NOTE 3  -   INVENTORIES

     A.

	As of December 31,
	2 0 1 0	2 0 0 9

Raw materials	$1,425	$917
Work in process	3,931	2,116
Finished goods	5,493	916
	$10,849	$3,949

B.	In the year ended December 31, 2008 the Company wrote-off inventories in the amount of $1,400.

NOTE 4  -   FIXED ASSETS, NET

	As of December 31,
	2 0 1 0	2 0 0 9
Cost:
Electronic equipment	$9,891	$8,043
Office furniture and equipment	677	692
Leasehold improvements	2,444	2,131
	13,012	10,866
Accumulated depreciation and amortization:
Electronic equipment	7,443	6,276
Office furniture and equipment	632	647
Leasehold improvements	1,843	1,780
	9,918	8,703
Net book value	$3,094	$2,163

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5 -   OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 1 0	2 0 0 9

Accrued salaries and fringe benefits	$3,936	$2,611
Accrued warranty costs (See B below)	2,347	963
Governmental institutions	890	844
Other	735	819
	$7,908	$5,237

B.	Accrued warranty costs:

	As of December 31,
	2 0 1 0	2 0 0 9

Balance as of beginning of year	$963	$877
Services provided under warranty	(1,869)	(959)
Changes in provision	3,253	1,045
Balance as of end of year	$2,347	$963

NOTE 6  -   LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s most recent salary. The liability is partially covered through insurance policies purchased by the Company and deposits in a severance fund. Severance-pay expenses amounted to $844, $692 and $858 for year 2010, 2009 and 2008, respectively.

NOTE 7  -   COMMITMENTS AND CONTINGENCIES

A.
The Company has received grants in the aggregate amount of $18,746 from the OCS, as its participation of up to 60% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. Royalty expense amounted to $130 and $71 for the years 2010 and 2009, respectively. The balance of the contingent liability to the OCS as of December 31, 2010 was approximately $14,586 (December 31, 2009: $13,391).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7 -   COMMITMENTS AND CONTINGENCIES (Cont.)

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2013. The minimum rental payments are as follows:

Year
2011	$991
2012	$738
2013	$62

Rental expense for the facilities amounted to $1,125, $1,096 and $1,239 for 2010, 2009 and 2008, respectively.

NOTE 8   -   SHAREHOLDERS’ EQUITY

A.
Rights of Shares

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Secondary Public Offering On February 9, 2010, the Company issued 4,427,500 ordinary shares in an underwritten public offering for a net consideration of $16,968.

C.
Share Purchase Agreement

On February 28, 2007, the Company entered into Share Purchase Agreement with four investors for the private placement of 1,937,983 ordinary shares of the Company, at a price of $2.58 per share, for gross proceeds of $5,000. As part of the transaction, the Company issued warrants to the investors for the purchase of 1,453,485 additional ordinary shares at an exercise price of $3.05 per share. On March 13, 2007, the shares were issued and the proceeds from the private placement were received. 336,134 warrants were exercised by one investor on March 11, 2010.

D.
Employee Incentive Plans

The Company’s Board of directors approves, from time to time, employee incentive plans, the last of which was approved in October 2007. Employee incentive plans include stock options, restricted stock units and restricted stock awards.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 -   SHAREHOLDERS’ EQUITY (Cont.)

D.
Employee Incentive Plans (Cont.)

Stock Options

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
Cost of Revenues:
Product Sales	$97	$82	$43
Services	35	35	28

Research and Development expenses	313	211	103
Sales and Marketing expenses	141	89	55
General and Administration expenses	124	37	327
Total	$710	$454	$556

Compensation cost related to share incentives is recognized in operating results (included in cost of revenues, research and development, selling and marketing, general and administrative expenses) under ASC 718  in 2010 was $ 710, in 2009 was $ 454 and in 2008 was $ 556.

Stock options usually vest over four years and their term may not exceed 10 years. The exercise price of each option is usually the market price of the underlying share at the date of each grant.

Through December 31, 2010, 9,061,820 share options have been issued under the plans, of which 3,261,524 options have been exercised, 4,165,104 options have been cancelled, and 697,336 options were exercisable as of December 31, 2010.

The weighted average fair value (in dollars) of the options granted during 2010 , 2009 and 2008, according to Black-Scholes option-pricing model, amounted to $4.06 , $0.72  and $0.82 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 -   SHAREHOLDERS’ EQUITY (Cont.)

D.	Employee Incentive Plans (Cont.)

 Summary of the status of the Company’s share option plans as of December 31, 2010, 2009 and 2008, as well as changes during each of the years then ended, is presented below:

	2 0 1 0		2 0 0 9		2 0 0 8
	Share	Weighted average exercise	Share	Weighted average exercise	Share	Weighted average exercise
	options	price	options	price	options	price

Outstanding - beginning of year	1,827,862	1.99	2,122,534	2.42	2,910,368	2.69
Granted	490,500	5.66	626,600	1.01	244,000	1.35
Exercised	557,407	2.45	598,585	2.10	8,921	2.03
Cancelled	129,883	1.73	322,687	2.53	1,022,913	.932
Outstanding - year end	1,631,072	2.96	1,827,862	1.99	2,122,534	2.42

Options exercisable at year-end	697,336	2.23	852,559	2.77	1,385,700	2.61

 The following table summarizes information about share options outstanding as Of December 31, 2010:

Outstanding as of				Exercisable as of
December 31, 2010				December 31, 2010
Range of exercise	Number	Weighted average remaining contractual	Weighted average exercise	Number	Weighted average exercise
prices	outstanding	life	price	exercisable	price
(US dollars)		(in years)	(US dollars)		(US dollars)
0.43-1.90	747,969	5.52	1.09	335,455	1.20
2.18-2.87	275,048	3.39	2.86	240,206	2.86
3.40	58,250	0.92	3.40	58,250	3.40
4.01-4.78	225,305	7.43	4.01	49,305	4.01
5.15-5.48	15,000	2.35	5.26	10,000	5.15
6.20-6.70	299,500	9.64	6.37	-	-
7.4	10,000	9.92	7.40	-	-
	1,631,072	6.00	2.96	693,216	2.23

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8  -   SHAREHOLDERS’ EQUITY (Cont.)

D.
Employee Incentive Plans (Cont.)

Restricted Stock Awards
As part of the acquisition of HyperNex’s assets and the assumption of most of its liabilities the Company granted 392,000 restricted stock awards to certain of its employees who were formerly employed by HyperNex. The restricted stock awards (the “Award Shares”) are ordinary shares of the Company that vested over a period of up to 3 years from the grant date. Vesting of the Award Shares is subject to each employee’s continuing service to the Company. The compensation expense related to these awards was determined using the market value of the Company’s ordinary shares on the date of the grant; compensation was recognized over the service period.

Restricted Share Units
Restricted Share Units (“RSU”) grants are rights to receive shares of our common stock on a one-for-one basis and vest 25% on each of the first, second, third and fourth anniversaries of the grant date and are not entitled to dividends or voting rights, if any, until they are vested. The fair value of the RSU awards is being recognized on a straight-line basis over vesting period. As of December 31, 2010 308,530 RSU’s, had been issued 76,878 RSU’s had been vested none of which had been cancelled. As of December 31, 2009, 307,530 RSU’s, had been issued none of which had vested or had been cancelled.

NOTE 9  -   INCOME TAXES

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9  -   INCOME TAXES (Cont.)

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

NOTE 9 -   INCOME TAXES (Cont.)

A.
Law for the Encouragement of Capital Investments – 1959 (cont.)

On January 6, 2011 an amendment to the Law for the Encouragement of Capital Investment-1959 (the "Law") was published. The amendment has a substantial effect on the current provisions of the Law. The followings are the major changes in the amendment:

1.	A company located in Preferred Area A can file for both grants and tax benefits.

2.	The requisites for benefits were changed with most significant change is that the Minimum investment requirement was removed. In addition the definition of Approved entity was changed.

3.	The income attribution based on revenues was cancelled, the result is that Approved entity would be taxable on it entire income at a fixed rate.

4.	Tax exemption was cancelled.

5.	Dividend payable from preferred income would be tax exempted.

6.	The Grant Rate out of the approved investment would be up to 24%.

The Tax rates applicable to Approved Industrial Enterprise would be 6% and 12% for those located in Preferred Area A or elsewhere, respectively, with effectiveness for the taxable year of 2015 and onwards. Prior to 2015 the following tax rates will be applicable:

 For the years 2011-2012 10% and 15% respectively and for the years 2013-2014 7% and 12.5% respectively.

To date, the Company did not have earnings attributable to Approved Enterprise programs.

B.	Law for the Encouragement of Industry (Taxation), 1969

The Company is an “Industrial Company” under the Law for the encouragement of Industry (Taxation), 1969 and, therefore, is entitled to certain tax benefits, mainly accelerated rates of depreciation.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 -   INCOME TAXES (Cont.)

C.
Deferred Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 1 0	2 0 0 9

Israel net operating loss carry-forwards (*)	$7,170	$19,507
U.S. net operating loss carry-forwards	29	57
Temporary differences relating to reserve and allowances	1,413	1,474
Total net deferred tax asset before valuation allowance	8,612	21,038
Valuation allowance	(8,612)	(21,038)
Net deferred tax asset	$-	$-

(*)	Deferred taxes were calculated based on 12% tax rate as of December 31, 2010and 25% as of December 31,2009.

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the realization of the net operating loss carry-forwards and deductible temporary differences is not considered more likely than not, a valuation allowance has been established for the full amount of the tax benefits.

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2010, 2009 and 2008 in the amount of approximately $60,000, $78,000 and $72,000, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9  -   INCOME TAXES (Cont.)

F.
Tax Rates

In 2005 the Israeli Knesset approved a law for the amendment of the Income Tax Ordinance, according to which the regular corporate tax rate is to be reduced gradually and annually from 27% for the 2008 tax year ending at 25% for the 2010 tax year.

On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (the 2009 Amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011—24%, 2012—23%, 2013—22%, 2014—21%, 2015—20% and 2016 and thereafter—18%. Deferred income tax balances have been adjusted accordingly; the effect of such adjustment was not material.

NOTE 10 -   GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	%	%	%

USA	40	27	50
Europe	2	3	8
Japan	5	12	17
Asia Pacific excluding Japan	53	58	25
Total	100	100	100

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	%	%	%

Customer A	17	21	37
Customer B	3	4	9
Customer C	8	5	10
Customer D	24	46	9
Customer E	13	-	-
Customer F	15	-	-
Others	20	24	35
Total	100	100	100

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -     GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

C.	Assets by location Substantially all fixed assets are located in Israel.

NOTE 11 -    TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2010 amounted to $227 (2009 - $210, 2008 - $247). The number of stock options granted to directors in 2010 amounted to 125,000 (70,000 were granted in 2009 and 120,000 were granted in 2008). Revenue from sales to a related party in 2009 amounted $26.

NOTE 12 -     FINANCIAL INSTRUMENTS

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

At December 31, 2010, 2009 and 2008 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

B.
Hedging activities

In 2008, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of $33,633 with settlement date through 2008-2009 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $33,633. In accordance with ASC 815-10 the Company recorded in 2008 a decrease of $390 in fair market value in “Other Comprehensive Income”.

In 2009, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of $12,457 with settlement date through 2009-2010 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $12,457. In accordance with ASC 815-10 the Company recorded in 2009 an increase of $236 in fair market value in “Other Comprehensive Income”.

NOTE 12 -     FINANCIAL INSTRUMENTS (Cont.)

B.
Hedging activities (cont.)

In 2010, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of $21,710 with settlement date through 2010-2011 designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of $21,710. In accordance with ASC 815-10 the Company recorded in 2010 an increase of $293 in fair market value in “Other Comprehensive Income”.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Gabi Seligsohn
Gabi Seligsohn
President and Chief Executive Officer

Date:  March 30, 2011

EXHIBIT INDEX

Number	Description

1.1
Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for 2008 filed with the Securities and Exchange Commission on March 30, 2009).

4.1	Option Plan 7A (incorporated by reference to Exhibit 4.1. to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 17, 2004 (File No. 333-115554)).
4.2	Option Plan 7B (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 7, 2005 (File No. 333-123158).
4.3	Option Plan 7C (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 29, 2006).
4.4
Option Plan 8 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 29, 2005 (File No. 333-130745).

4.5
2007 Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 5, 2007 (File No. 333-147140)).

4.6
Letter of Indemnification and Exculpation for certain directors, officers and/or employees (incorporated by reference to Appendix C to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on July 7, 2006).

4.7
Summary of Lease Agreements between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report for 20-F for 2007 filed with the Securities and Exchange Commission on March 28, 2008).

4.8
Underwriting Agreement, dated February 4, 2010, by and among the Company, Needham & Company, LLC and Roth Capital Partners LLC (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on February 4, 2010).

4.9	Summary of Amended Lease Agreement, dated October 30, 2010, by and between Nova and Ef-Shar Ltd. (filed herewith).
8.1	List of Subsidiaries (filed herewith)
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Brightman Almagor & Co. (filed herewith).