Form 20-F
period 2011-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2012-03-28
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

Dror David, +972-73-2295833, +972-8-9407776, P.O.B 266, Rehovot 76100, Israel
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,467,542 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2011.

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

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to our anticipated sales, revenues and expenses in 2012, our expectations with respect to our business and operations and our ability to gain market share are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions and factors related to the conditions of the global markets and the global economy. Various other factors that could cause our actual results to differ materially are set forth in “Item 3D.  Risk Factors” in this annual report on Form 20-F and elsewhere herein.

- ii -

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

3A.	Selected Financial Data

The following selected consolidated financial data as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$58,077	$38,969	$39,318	$86,620	$102,828
Cost of revenues	33,251	25,986	21,731	39,204	44,832
Gross profit	24,826	12,983	17,587	47,416	57,996
Operating expenses:
Research and development expenses, net	9,143	8,606	6,865	12,445	18,677
Sales and marketing expenses	10,175	7,503	6,014	10,133	11,373
General and administrative expenses	4,830	3,199	2,240	2,968	3,229
Other operating expenses	3,831	633	-	-	-
Total operating expenses	27,979	19,941	15,119	25,546	33,279
Operating income (loss)	(3,153)	(6,958)	2,468	21,870	24,717
Financing income (expenses), net	(764)	1,537	163	305	901
Income (loss) before income taxes	(3,917)	(5,421)	2,631	22,175	25,618
Benefit from deferred income taxes	-	-	-	-	2,500
Net income (loss) for the year	$(3,917)	$(5,421)	$2,631	$22,175	$28,118

Income (loss) per share:
Basic	$(0.21)	$(0.28)	$0.14	$0.91	$1.07
Diluted	$(0.21)	$(0.28)	$0.13	$0.86	$1.04

Shares used in calculation of net income (loss) per share:
Basic	18,606	19,369	19,473	24,448	26,232
Diluted	18,606	19,369	20,089	25,692	26,931

	December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	20,660	20,246	25,067	65,442	94,669
Total assets	48,385	35,791	40,924	93,377	122,947
Capital stock (including additional paid-in capital)	83,456	84,024	85,696	104,646	108,710
Shareholders’ equity	27,584	22,341	26,915	68,384	99,906

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

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

The semiconductor capital equipment market and industries, which are highly cyclical, experienced a steep upturn in 2010, after a significant decline in sales in 2008 and 2009. According to Gartner, Inc., a market research company, the forecast for year 2012 (as of March 2012), predicts a 9.8% decrease in wafer fab equipment (WFE) spending. Although we rely on market research companies, we cannot predict the length and strength of the downturns or expansions.

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

We are exposed to cyber security risks that, if materialized, may affect our business and operations.

Our global operations are linked by information systems, including telecommunications, the internet, our corporate intranet, network communications, email and various computer hardware and software applications. Despite our implementation of network security measures, our tools and servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems and tools located at customer sites, or could be subject to system failures or malfunctions for other reasons. System failures or malfunctioning could disrupt our operations and our ability to timely and accurately process and report key components of our financial results.

We may incorporate open source technology in some of our software and products, which may expose us to liability and have a material impact on our product development and sales

Some of our software and products may utilize open source technologies. These technologies may be subject to certain open source licenses, including but not limited to the General Public License, which, when used or integrated in particular manners, impose certain requirements on the subsequent use of such technologies, and pose a potential risk to proprietary nature of products. In the event that we have or will in the future, use or integrate software that is subject to such open source licenses into or in connection with our products in such ways that will trigger certain requirements of these open source licenses, we may (i) be required to include certain notices and abide by other requirements in the absence of which we may be found in breach of the copyrights owned by the creators of such open source technologies; and/or (ii) be required to disclose our own source code or parts thereof to the public, which could enable our competitors to eliminate some or any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products, and the failure to abide by license requirement resulting in copyright infringement, could materially adversely affect our competitive position and impact our business results of operations and financial condition.

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

Since our inception in 1993, we have had several years of losses and only three profitable years. We may incur a net loss in future years. As of December 31, 2011, we had an accumulated deficit of approximately $8.5 million. We plan to increase our aggregate operating expenses in 2012 relative to 2011. However, our ability to generate profits is dependent mainly on our ability to increase sales. In the future, our sales may not grow and we may not achieve profitability.

Our dependence on a single manufacturing facility magnifies the risk of an interruption in our production capabilities.

We have only one manufacturing facility, which is located in Ness-Ziona, Israel. Although we adopted a disaster recovery plan, any event affecting this site, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

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

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics, Inc., Rudolph Technologies, Inc., and KLA-Tencor Corp. which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with original semiconductor equipment manufacturers, such as Tokyo Electron Ltd., which manufactures integrated metrology products and with original semiconductor equipment manufacturers, such as Applied Materials, Inc., which develop in-situ sensors and products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

We believe that the semiconductor capital equipment market is undergoing consolidation. A number of capital equipment suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies, Inc. acquired August Technologies, Inc., in 2006 Nanometrics acquired Soluris, Inc. and Accent Technologies, Inc., in 2007 KLA-Tencor Corp. acquired Therma-Wave, Inc. and Nanometrics acquired Tevet Ltd., and in 2011 Nanometrics acquired Nanda Technologies. We believe that similar acquisitions and business combinations involving our competitors and customers may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer service, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors or customers could jeopardize our competitive position.

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

If we are unable to successfully complete future acquisitions or to effectively integrate any future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure you that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures.

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

As of March 1, 2012, we have been granted 95 U.S. patents and have 19 U.S. patent applications pending including US provisional patent applications. In addition, we have been granted approximately 46 non-U.S. patents and have 30 non-U.S. patent applications pending.

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

Furthermore, we may be required to institute legal proceedings to protect our intellectual property.  If such legal proceedings are resolved adversely to us, our competitive position and/or results of operations could be harmed.  For additional information on our intellectual property, see “Item 4B –  Intellectual Property” in this annual report on Form 20-F.

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

Any litigation of this type, even if we are ultimately successful, could result in substantial cost and diversion of time and effort by our management, which by itself could have a negative impact on our profit margin, available funds, competitive position and ability to develop and market new and existing products.  For additional information on our intellectual property, see “Item 4B – Intellectual Property” in this annual report on Form 20-F.

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

To date, we have not experienced any material disruption or termination of our supply sources. However, on March 11, 2011, an earthquake followed by a tsunami devastated the north-east coast of Japan, causing thousands of deaths and extensive damage, as well as a potential nuclear disaster. Although our direct suppliers in Japan reported that damage to their physical assets was not significant on a consolidated basis and therefore we have no evidence that continuous supply will be interrupted, the damages caused to Japan’s energy supplies, local infrastructure and distribution channels could potentially adversely affect us in the future. In addition, the 2011 floods in Thailand disrupted hard drive production by companies with factories in Thailand, including Seagate, Toshiba and Western Digital. As a results, Intel Corporation has cut its revenue forecast for the fourth quarter of 2011 by about 7%, saying that floods in Thailand that have constrained hard drive production will affect PC sales. Although we were not directly impacted by these specific cases, other cases in the future may impact our business.

A prolonged inability on our part to obtain components included in our systems on a cost-effective basis could adversely impact our ability to deliver products on a timely basis, which could harm our sales and customer relationships.

We are dependent on international sales, which expose us to foreign political and economic risks that could impede our plans for expansion and growth.

Our principal customers are located in Taiwan, South Korea, China, the United States, Germany, Japan and Singapore, and we produce our products in Israel. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

We may be affected by instability in the global economy, including the recent European economic and financial turmoil.

Instability in the global credit markets, including the recent European economic and financial turmoil related to sovereign debt issues in certain countries, the instability in the geopolitical environment in many parts of the world and other disruptions, such as changes in energy costs, may continue to put pressure on global economic conditions. The world has recently experienced a global macroeconomic downturn, and if global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, operating results, and financial condition.

Because we derive a significant portion of our revenues from sales in Asia, our sales could be hurt by the instability of Asian economies.

A number of Asian countries have experienced political and economic instability. For instance, Taiwan and China have had a number of disputes, as have North and South Korea, and Japan has for a number of years experienced significant economic instability. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. We have a subsidiary in Taiwan and we have significant customers in Japan and South Korea as well as in China. An outbreak of hostilities or other political upheaval, economic downturns or the occurrence of a natural disaster in these or other Asian countries would likely harm the operations of our customers in these countries, causing our sales to suffer.

A large number of our ordinary shares continue to be owned by a relatively small number of shareholders, whose future sales of our shares, if substantial, may depress our share price.

If our principal shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options or warrants, the market price of our ordinary shares may fall. As of March 1, 2012, we had 26,549,142 ordinary shares outstanding. Based on reports filed with the Securities and Exchange Commission, which we also refer to herein as the Commission or SEC, information provided to us by our transfer agent and information provided by certain shareholders, our largest shareholder held approximately 8.2% of our outstanding ordinary shares as of March 1, 2012.

Certain shareholders may control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

To the best of our knowledge, approximately 15% of our outstanding ordinary shares are cumulatively held by two of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these two shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major shareholders” in this annual report on Form 20-F.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2011, approximately 96% of our cash reserves were invested in Israeli based bank institutions, and approximately 4% of our cash was invested in or through U.S. based bank institutions. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year.  We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2011, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In July 2006, there have been extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. Moreover, since December 2010, there has been a wave of protests and civil resistance demonstrations in several countries in the Middle East and North Africa, including Egypt and Syria, which share a border with Israel. The demonstrations and acts of civil resistance in Egypt led to the resignation of the former Egyptian president Hosni Mubarak and to extensive revisions in the Egyptian governmental structure. It is not clear how this revolutionary wave, also known as the Arab Spring, will develop and how it will affect the political and security situation in the Middle East. It is also not clear how it will affect Israel and its relationship with its Arab neighbors. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The tension between Israel and Iran may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Moreover, the resumption of hostilities in the region, and the on-going tension in the region, have a negative effect on the stability of the region which might have a negative effect on our business and harm our growth and revenues. For further detail see “Item 4B — Political and economic conditions in Israel” in this annual report on Form 20-F.

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

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollars, and mainly New Israeli Shekels, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2011, the U.S. dollar appreciated against the NIS by 7.6%, after appreciating by approximately 1.7% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

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

If we fail to comply with these conditions in the future, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. In each of the years 2011, 2010 and 2009, we recorded an aggregate of $2.2 million, in grants under Israeli government programs. As of December 31, 2011, our contingent liability to the Office of the Chief Scientist for grants received was approximately $17.5 million. (See also Note 7A to our consolidated financial statements contained elsewhere in this report). From time to time, we submit requests for new grants from the Office of the Chief Scientist and for expansion of our approved enterprise programs. These requests might not be approved. Also, the Israeli government may reduce or eliminate these benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations. In addition, if we increase our activities outside Israel due to, for example, future acquisitions, our increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

Generally, if for any taxable year 75% or more of our gross income consists of specified types of passive income, or, on average, at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Classification of Nova as a PFIC could result in adverse U.S. tax consequences to our U.S. shareholders, including having gain realized on the sale or other disposition of our shares being treated as ordinary income as opposed to capital gain income, and computing tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares.  In addition, an interest charge will be imposed on the amount of the tax allocated to these taxable years.  It may be possible for U.S. holders of common shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”) or a “mark-to-market election” under Section 1296 of the Code. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

We believe that in 2011 we were not a PFIC. Nonetheless, because  the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2011. Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2012. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of a corporation’s assets, the trading price of our ordinary shares and the amount and type of its gross income.  Therefore, there can be no assurances that we will not become a PFIC for the current fiscal year ending on December 31, 2012, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC.  For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

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

During 2003, we began expanding our product offerings to include stand-alone systems. In recent years stand alone metrology has started to account for a significant portion of our overall revenues.

Until 2008, most of our products were sold to original equipment manufacturers such as Applied Materials, Inc. and Ebara Corp., which later sold these products to semiconductor manufacturers. In recent years, however, we have completely changed our business model, selling most of our products directly to semiconductor manufacturers. Through this process, which has also enabled us to introduce to these customers additional products and features, we have improved our products gross margins.

On February 9, 2010, we successfully completed an underwritten public follow-on offering of 4,427,500 ordinary shares in consideration of approximately $17.0 million in net proceeds.

We have five fully owned subsidiaries in the U.S., Japan, Taiwan, Korea and the Netherlands. These subsidiaries are engaged in marketing activities and provide technical support to our customers.

Our main office, research and development and production facilities are located in Israel at the Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona. Our telephone number at our main office is +1-972-73-229-5600.

4.B	Business Overview

We are a worldwide leading designer, developer and producer of integrated process control metrology systems and design, manufacture and sell leading edge stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide. Our systems were first installed in 1995 and, since that time, we have sold more than 2,500 metrology systems.

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

We have always emphasized our integrated metrology solutions as this continues to be an area where we have a leading position.  In addition, in the past few years, we developed and started manufacturing stand-alone metrology systems, leveraging our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings of stand-alone metrology systems. Over the past several years we developed several generations of Stand Alone metrology tools. Through a customer driven roadmap which aligns our development efforts with both R&D as well as high volume manufacturing needs of our customers, we have been able to build a differentiated product offering. The success of this endeavour has allowed us to grow this aspect of our business such that it now represents a significant part of our overall business. Today, both stand-alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand-alone products are compatible or complementary and used in a customized way to meet specific customer needs.

Demand for metrology systems, whether integrated or stand-alone, is driven by capital equipment purchases by semiconductor manufacturers, which in turn are driven by worldwide demand for semiconductors. Industry data indicates that through the years, the worldwide demand for semiconductors is growing. We believe that this growth in demand will drive demand for process control equipment, including metrology systems, as semiconductor manufacturers add capacity. We also believe that the demand for metrology systems will also be driven by the increasing manufacturing costs of semiconductors and the demands of semiconductor manufacturers for process equipment that provides better film uniformity, shrinking process geometries resulting in increased dimensional control, tool-to-tool matching and within-tool uniformity.

Our Market

Semiconductor Industry and the Metrology Market

The increased use of semiconductors has been accompanied by an increase in their complexity.  Due to the creation of new applications and markets for semiconductors, suppliers and manufacturers are faced with an increasing demand for new products that provide greater functionality and higher performance at lower prices.  As a result, many new complex materials, structures and processes are being introduced to semiconductor manufacturing.  New materials include copper, low-k and high-k dielectrics, silicon-on-insulator, silicon-germanium, strained silicon and raised source/drain. Manufacturers are also increasingly moving toward 300 mm silicon wafers from 200 mm silicon wafers.  While 300 mm wafers can yield up to twice as many integrated circuits as 200 mm wafers, larger wafers increase manufacturing challenges.  For example, because 300 mm wafers can bend or bow more than twice as much as 200 mm wafers, they are more susceptible to damage.  The larger area of 300 mm wafers also makes it more difficult to maintain film uniformity across the entire wafer.  Semiconductors also continue to move toward smaller feature sizes and more complex multi-level circuitry. The increase in complexity of semiconductors and the resulting increase in the complexity and cost of the semiconductor manufacturing process has also been a driver of demand for metrology systems.

The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983 to over $4 billion in 2011 for facilities capable of manufacturing 300 mm wafers.  We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a rate greater than the overall process equipment market since the challenges of meeting process design goals will become increasingly difficult such that process control equipment is in the future expected to consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

The World Economy - Update

 Global Insight, the analyst company, forecasts the world GDP to grow by 3.3% in 2012 compared to an increase of 2.9% in 2011, and forecasts the U.S. GDP to grow by 1.9% in 2012.

Analyst company Gartner forecasts semiconductor revenues to increase by 4.6% in 2012, compared to a decline of 0.1% in 2011. Gartner forecasts WFE sales in 2012 to decrease by 9.8% following a forecast increase of 9.4% in 2011.

According to research reports, future demand drivers for semiconductors include Tablet PC’s, Smartphones, Netbooks, Solid State Drives (SSD) and other electronic equipment.

The Need for Greater Overall Equipment Efficiency

We believe that one of the major challenges to achieving improvements in semiconductor manufacturing cost efficiency is continuously improving equipment productivity.  Overall equipment efficiency, that is, the percentage of time that processing equipment is utilized to produce wafers, is used as a metric to quantify the productivity of a processing tool.  The major factors affecting productivity are equipment downtime, qualification time, mis-processing and operator skills.  We believe that in order to improve cost productivity, earn an acceptable return on their investment in capital equipment and to meet the demand for improved semiconductor device performance, semiconductor manufacturers must continuously find ways to improve overall equipment efficiency. It is therefore that we continuously ensure that our products offer cost efficient performance in their mode of operation. It is also our understanding that the use of metrology equipment that we manufacture enhances the cost efficiency of the process itself by offering high throughput, high reliability and low cost of operation making the metrology an inherent part of the process which does not cause any unnecessary delays.

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

The Need for Effective Process Control Tools.  A number of technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control solutions.  These trends include:

•
Development of Smaller Semiconductor Features.  The development of smaller features, now as small as 28nm in production and 14nm in R&D, enables semiconductor manufacturers to produce larger numbers of circuits per wafer and to achieve higher circuit performance. As feature geometries decrease, manufacturing yields become increasingly sensitive to processing deviations and defects, as more integrated circuits are lost with every discarded wafer.  In addition, the increased complexity and number of layers of the integrated circuits increase the chance of error during the manufacturing of the wafer.

•
Shortening of Technology Life Cycles.  The technology life cycle of integrated circuits continues to shorten as semiconductor manufacturers strive to adopt new processes that allow a faster transition to smaller, faster and more complex devices.  In the past, the technology life cycle was approximately three years; it is now only two years.  The accelerating rate of obsolescence of technology makes early achievement of enhanced productivity and high manufacturing yields an even more critical component of a semiconductor manufacturer’s profitability and metrology continues to play an even more critical role in achieving these demanding results.

•
Transition to Copper and other New Materials.  Copper metal layers and other new materials such as low and high k-dielectrics and silicon on insulator are increasingly replacing aluminum for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. Copper and low-K materials make it possible to build higher speed devices using fewer layers.  The use of copper and other new materials requires new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry.

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

Expected equipment spending in 2012

We believe that in 2012 equipment spending will be focused around three main areas:

1.	Technology buys of equipment enabling semiconductor manufacturers to move to the next technology node maintaining competitiveness, reducing cost and improving product performance.

2.	Expansion within not fully populated fab shells and initial population of new fabs.

3.	Retrofits of equipment that will improve yield or efficiency, reduce overall manufacturing cost or enable using older process equipment for advanced technology nodes.

Metrology plays an important role in all of the above. We believe that we are well positioned for technology as well as expansion buys and retrofit opportunities with our newer stand-alone products, the NovaScan 3090Next,  the Nova T500 and the Nova T600, and our state of the art integrated metrology products, the NovaScan 3090Next IM and the new generation Nova i500.

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

In prior years, most of our integrated metrology products were sold through process equipment manufacturers (such as Applied Materials, Inc. and Ebara Corporation). These products are later sold by the process equipment manufacturers to the semiconductor manufacturers. In recent years, we have made efforts to sell our integrated metrology products directly to the semiconductor manufacturers, in order to provide more favorable commercial terms to end users, OEM’s and our Company as well as deepen our technological cooperation with the end users and expand our product offering through new, and previously unavailable, features and functionality. These efforts resulted in a significant shift towards direct sales of our integrated metrology products since 2009. We can not foresee the long-term impact of a move to direct sales, due to the competitive landscape and overall market conditions.

Stand-Alone Metrology

As stated above, we pioneered the area of integrated metrology and to-date revenues from that product continue to represent the larger portion of our overall revenues. With the adoption of our technology and the formation of long standing relationships with leading manufacturers, we have come to realize that our technology can be extended beyond integrated metrology into areas such as stand-alone metrology. Accordingly, in the past few years we developed stand-alone metrology tools to perform measurements similar to those performed by our integrated metrology tools. The expression “stand-alone metrology” generically describes free standing metrology equipment which sits inline, i.e., next to the processing equipment and receives cassettes or FOUPS of wafers to allow sampling of a few or several wafers from each cassette it receives. There are several types of stand-alone metrology tools each of which performs a distinct type of measurement, e.g., defect inspection, electrical performance, microscopic analysis, cross sections, etc. Our specific focus is in the area of optical CD measurement which is generally utilized in order to characterize critical dimensions on a wafer, their width, shape and profile. This technology is utilized today in several areas of the fab such as photolithography, etch, CMP, selective deposition of thin films, etc. The key advantage offered by this technique is that it provides visualization of the full cross-section-like profile of the structure, while remaining non-destructive and extremely fast with very high accuracy and repeatability. Adding stand alone metrology to our product portfolio has allowed us to expand our reach into areas of the fab that have been slower to adopt integrated metrology or such areas that can be properly controlled with a lower sampling scheme offered by a stand alone measurement tool.

We introduced this concept in 2006 and we were successful in penetrating several accounts through 2009, 2010 and 2011, allowing us to see a significant increase in our overall customer base with the stand-alone products. With the introduction of stand alone metrology, we have expanded our addressable markets and are now able to provide metrology solutions for four of the five critical manufacturing steps, as opposed to the one or two we were previously able to provide, when our product offering was limited.

Our Technology

We believe that our technological and engineering expertise and research and development capabilities allow us to develop and offer new products and technologies to meet the ever-changing demands of the semiconductor industry.  We have applied our technological and engineering expertise to develop a wide range of integrated and stand-alone products for the dielectric CMP, copper CMP, Tungsten CMP, Etch and  lithography processes as well as high end CVD deposited layers, Cu electroplating and sputtering of Cu barrier and seed materials. Because of our open architecture policy, our integrated metrology solutions can work with most models of CMP and Etch tools made by the major process equipment manufacturers, for both 200 mm and 300 mm applications.

Our scatterometry capabilities have enabled us to penetrate new customers with Stand-Alone Optical CD metrology systems. Our combined offering of advanced measurement hardware and advanced modeling software place us in a position to offer an advantageous solution to our customers.

In addition to the above applications, in 2012, we plan to introduce a standalone product for the emerging 3D-interconnect market. This internal development effort is based on an extension of our existing technologies.

Our suite of technological capabilities includes:

•
Broadband Spectrophotometry. Our broadband Spectrophotometry capabilities range from deep ultraviolet to near infrared. This technology enables fast, accurate and small spot size film thickness measurement in a large range of applications on a very cost effective basis, both as an integrated system and as a stand-alone system.

•
Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry technology. These systems use a fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost effective system development. Scatterometry provides two and three dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real time metrology of the most advanced design rules, down to 14 nm and below. A key component in scatterometry technology is the modeling software which converts raw spectra coming from the measurement tool into useful information in terms of customer parameters. This segment of the technology is where we currently focus our attention and where we have also acquired specific advantages due to our unique solutions.

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

Products

Our products include metrology systems for thin film measurement in chemical mechanical polishing and chemical vapor deposition applications; optical CD and Metal Line Thickness (MLT) systems for use in post-copper chemical mechanical polishing applications and optical critical dimension systems for lithography and etch applications. Our integrated thickness monitoring system for chemical mechanical polishing process control enables wafer-to-wafer closed loop control. We offer several models of integrated thickness monitoring systems, depending on polisher type and end-user requirements.  These metrology systems address a broad range of metrology requirements of our end-user and process equipment manufacturer customers.  Both our integrated and stand-alone systems incorporate patented optical scanning, dynamic auto-focus, unique pattern recognition for arbitrarily oriented wafers and proprietary algorithms for in-water measuring of two layers simultaneously. We offer several different product models that are tailored to conventional chemical mechanical polishing equipment as well as to newer, high throughput polishers. Following is a summary of our products:

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

•
The NovaScan 2020Cu has the same basic platform as the NovaScan 2040, with additional hardware and software improvements, enabling the system to answer the unique requirements of copper chemical mechanical polishing monitoring. The system was introduced to the market at the beginning of 2003.

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

•
The Nova T500 stand-alone product family, targeted at technology nodes ranging from 32nm and smaller. The Nova T500 features improved metrology performance, improving both accuracy and tool to tool matching, providing industry leading throughput of 250WPH.

•
The new generation Nova i500 integrated metrology features the same metrology as the Nova T500 for complete stand-alone to integrated metrology compatibility. The Nova i500 features advanced metrology for technology nodes smaller than 32nm and high throughput that meets the standards of next generation polishers.

•
The Nova T600 is the latest edition to the stand-alone product family, targeted at technology nodes of 2x and beyond. The Nova T600 features multi-channel reflectometry configuration that is optimized for best sensitivity on small features and critical device parameters. Nova T600 is designed to meet the challenging cost of ownership requirements of semiconductor customers, achieved through a combination of high throughput, Modular Metrology, and the flexibility to optimize optical configuration and tool type to best serve application needs.

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

•	HPC

▪	TurboHPC

▪	Grid computing connectivity enabled

▪	Web-based management SW

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, and include measurement instruments, optical modeling, image acquisition, pattern recognition, equipment integration and fab automation. Our research and development staff consists of about 100 highly skilled members, over 30 of which hold PhDs. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations are certified as ISO9001/2000 quality standard.

The metrology and process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product lines is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies.  In 2009, 2010 and 2011, our research and development expenses, net of participation by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, were $6.9 million, $12.4 million and $18.7 million respectively, representing, 17.4%, 14.4% and 18.2% of our respective total revenues for those years. The significant increase of R&D expenditures in 2011 represents our strategic choice to increase our market share in the growing Optical CD market as well as to develop new products beyond our existing fields. In the future, we plan to continue and expand our R&D investments in this area.

Our vision is to continue to be a market leader in the semiconductor process control market and become the leader in the stand-alone Optical CD metrology market, and our research and development efforts and activities are designed to support this vision. Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Project initiation is based on a detailed project plan, risk and market analysis. Each project is monitored throughout its life cycle in a structured process, including design reviews and project management reviews. In the frame of our research and development activities we consider from time to time, and are currently considering, entering into intellectual property consortium arrangements.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of March 1, 2012, our portfolio includes 95 U.S. patents and approximately 46 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2014 to 2025. We also have 19 U.S. patent applications pending and 30 applications pending in other countries including 6 PCT applications. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. We have also registered 4 trademarks in the U.S. and 10 registered trademarks in countries other than the U.S.

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

In addition to the successful monetizing of some our patents in 2007 by non-exclusive licensing to a large semiconductor manufacturer for more than $1.0 million, in June 2009 we initiated another intellectual property monetizing project, by offering several relevant companies to license or acquire an extended number of our patents. Although initial contact with potential customers had been made, our efforts did not yield a definitive transaction, in part due to the deep downturn the whole intellectual property monetizing market has been experiencing.  As a result, as of December 2010 we have formally terminated this process. For additional information regarding our intellectual property, see “— Our Technology” in this annual report on Form 20-F.

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

To further enhance our marketing efforts, we have established a system of integrated sales and support activities with key process equipment manufacturers. This allows us to provide comprehensive and long-term application support directly to semiconductor manufacturers and ensure that our products are combined into our partners’ next generation equipment sets as those become available.  We expect to continue to add new process equipment manufacturers as partners as we introduce new integrated process control systems that can be integrated with different types of equipment.

We also seek to establish and maintain close and mutually beneficial relationships with our customers by consistently providing them with a high level of service, support and new capabilities. We have established a global network of direct sales and marketing, customer service and applications support offices. We maintain sales, service or applications offices in Europe, Israel, Japan, Korea, Singapore, Taiwan, China and the U.S., with a total staff of 122 people. These offices provide highly qualified application support specialists, training to process equipment manufacturer customers and end users, marketing, demonstrations and evaluations, spare parts hubs and sales and support engineers.

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

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	Year ended December 31,
	2009	2010	2011
	(in thousands)
U.S.	$5,713	$14,373	$20,230
Europe	1,288	2,409	7,818
Japan	4,880	3,378	3,372
Asia-Pacific (excluding Japan)	27,437	66,460	71,408
Total	$39,318	$86,620	$102,828

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

	Year ended December 31,
	2009	2010	2011
Total revenues from five largest customers	82%	78%	58%
Range of revenues from five largest customers	4%-46%	8%-24%	6%-29%

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

Our current integrated metrology products primarily compete with products manufactured by Nanometrics. We have gained market share with the successful launch of NovaScan 3090 platform but we expect our integrated products to face intense competition in the coming years. In the stand alone metrology field, we face intense competition in, from both Nanometrics and KLA-Tencor. We also compete against companies manufacturing other types of equipment as a result of the disruptive nature of the technology we offer. These companies include Hitachi hi-tech and Applied Materials in the area of CD-SEM and Rudolph Technologies in the area of acoustic measurement of copper lines.

Manufacturing

In order to leverage the relatively high volume of integrated and stand-alone systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others.  Our manufacturing operations received the ISO 9001 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001/2008 requirements. In 2010, we received the formal certification of ISO 14001:2004.

Our principal manufacturing activities include assembly, integration, final testing and calibration. Our production activities are conducted in our manufacturing and Repair Center facility in Israel. We rely and expect to continue to rely on subcontractors and turnkey suppliers to fabricate components, build subassemblies and perform other non-core activities in a cost-effective manner. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications, optical components and other critical components used in our products are engineered and manufactured to our specifications. A small portion of these components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single source supplier.

We have our own manufacturing facility, which is located in Ness-Ziona, Israel, divided into two buildings. Any event affecting this facility, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues.

Capital Expenditures

Our capital expenditures are primarily for network infrastructure, computer hardware and software, leasehold improvements of our facilities and system demonstration and development tools.  None of these assets are held as collateral or guarantee other obligations.  For additional information on our capital expenditures, see “Item 5B. Liquidity and Capital Resources” in this annual report on Form 20-F.

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

Government Regulation

For information relating to the impact of certain government regulations on our business, see “Item 5C –Grants from the Office of the Chief Scientist” on this annual report on Form 20-F.

4.C	Organizational Structure

Our Subsidiaries

Our subsidiaries and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Country of Incorporation

Nova Measuring Instruments Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Netherlands B.V.	Netherlands
Nova Measuring Instruments Korea Ltd.	Korea

4.D	Property, Plant and Equipment

Our main facilities, located in Ness-Ziona, Israel, occupy approximately 6,100 square meters, including: approximately 1,200 square meters of production facilities, approximately 3,600 square meters of research and development offices (including approximately 400 square meters of laboratories) and approximately 1,200 square meters of headquarters, sales and marketing, service and support and administration facilities. Our current lease commitment relating to our facilities in Israel expires at the end of January 2013.

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

         None.

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

In the recent five years (2007-2011), we were able to present Cumulative Annual Growth Rate (CAGR) of approximately 17%, while WFE experienced CAGR of 7%. We believe that this improved performance is attributed mainly to our focus on high growth segments of metrology and Optical CD and to our move to a direct sales business model. Industry forecasts indicate flat to modest increase in WFE spending in the next two years, and we believe we are well positioned to continue to grow as we continue our focus on high growth segments within the industry.

We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2011, product sales accounted for 83% of our total revenues and services accounted for 17%. Presently, we have no significant long-term debt, and during 2011 we increased our overall cash reserves by $25.5 million, through generating positive cash flow from operating activities. As of the end of 2011, we had overall cash reserves of $87.1 million and working capital of $94.6 million.

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

When evaluating the performance of the Company, our management tends to focus on several financial metrics and qualitative areas, including  market share, gross margins, operating margins, inventory turns and days sales outstanding. Blended gross margins in 2011 were approximately 56.4%, while product sales presented gross margins of approximately 61% and services presented gross margins of approximately 36%. Our average inventory levels in 2011 were approximately 11% of annual sales. In 2011, average daily sales outstanding for total revenues were 55 and ranged between 40 and 64 days over the four quarters of 2011.

Significant Events in 2011 and Outlook for 2012

The year 2011 had several significant events:

•	Crossing the $100 million revenues mark with record net income.

•	Extending the proliferation of our stand alone metrology products into several accounts that we penetrated during 2010.

•	Successful multiple penetrations into very high end technology nodes that are two generations ahead of current manufacturing technologies.

o	More than 70% of revenues during 2011 coming from technology nodes below 30nm.

•	Successful launch of Next Generation products for integrated and stand alone metrology:

o	NovaT600 – selected for 11nm/14nm/20nm technology nodes at multiple foundry accounts.

o	Nova i500 – selected for 11nm/14nm/20nm/30nm technology nodes at multiple memory and foundry accounts

•	Introduction of new versions of our MARS modeling SW to continue and improve our competitive position.

•	Beta shipment of our new product for the 3-D interconnect market to a leading foundry.

•	Several joint publications with technology leading customers at industry symposiums.

•	Establishment of a subsidiary in Korea to support our growing activities in that region.

In 2012, Nova plans to focus on the following:

•	Collaborations and joint research with leading semiconductor manufacturers and relevant leading research institutes.

•
Development, and in some cases, introduction of new generations of our current products as well as new products, to address the advancing technology trends toward feature sizes of 11 nm and below as well as new processes and materials such as 3-D interconnect, 3-D gate structures and the transition to 450mm wafer sizes. Some of these activities will result in new product launches during 2012 while others will come at later stages per our understanding of the industry’s technology roadmap as communicated by our key customers.

•	Addition of necessary infrastructure to support our multi-year growth plans.

•	Continuing the maturation of our recently launched products

•	Leveraging the increased need for monitoring and controlling which results from decreasing feature sizes, and the accelerated move to new materials.

The challenges and risks we face in meeting our plans include:

•	On time delivery of “the right” process control solutions to meet the needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

In order to address these risks and challenges, we are working closely with leading customers’ process development groups and with the leading process equipment manufacturers as well as with leading technology research institutes. The purpose of working closely with these entities is to receive from them as early as possible information and feedback on their current and future metrology and process control needs and tune the roadmap to support such needs.

During 2011 our revenues continued to increase as a result of a combination of market share gains, the addition of metrology steps that are controlled by the technology that we offer as well as a continued improvement in overall market conditions in the wafer fab equipment sector. During 2011 the portion of our overall revenues coming from stand alone metrology tools significantly increased.

On the integrated metrology front, most of our revenues continue to come from CMP applications. During 2011 we began to see increased interest in the adoption of integrated metrology for high end Etching steps. We believe this trend will gain momentum as the industry moves to technology nodes below 20nm and the ability of etch tool manufacturers to meet process specifications at critical layers is challenged, requiring them to look for onboard process control solutions, in approaching this business opportunity we intend to rely heavily on the excellent technological collaborations and partnerships we have built over the years with two of the largest OEM’s in the area of etching.

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

On January 1, 2011, we adopted the Financial Accounting Standards Board ASU No. 2009-13, ”Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements”. For transactions occurring on or after January 1, 2011 containing multiple elements, revenue is recognized upon delivery of the separate elements, based on their relative fair value. The Company determines the selling price using vendor specific objective evidence (“VSOE”), if it exists, and otherwise uses estimated selling price (“ESP”). Third Party Evidence (“TPE”) is not typically used to determine selling prices as to limited availability of reliable competitor products’ selling prices. The ESP is established considering multiple factors including, but not limited to, gross margin objectives, pricing strategies, internal costs and other economic conditions. The adoption of this standard did not have a material impact on our Consolidated Results of Operations and Financial Condition.

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

Overview

The table below describes the distribution of our total revenues, from systems and services, by geographic areas of our product installations at semiconductor manufacturing facilities. As our customers include both semiconductor manufacturers and process equipment manufacturers, this distribution is different from the distribution of our revenues by customer location discussed in the immediately preceding paragraph.

	2009	2010	2011
USA	15%	16%	20%
Europe	3%	3%	8%
Japan	12%	4%	3%
Asia-Pacific (excluding Japan)	70%	77%	69%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers. In 2009, 2010 and 2011 our five largest customers accounted for 82%, 78% and 59% of our revenues, respectively. In 2009, 2010 and 2011 our single largest customer accounted for 46%, 24% and 29% of our revenues, respectively. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered being major customers and the percentage of our revenue represented by each major customer may vary from period to period. Therefore, the loss of any one of our major customers could materially and adversely affect us.

The sales cycle for our systems typically ranges from 6 to 12 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions.  Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2011, our inventory levels at the end of each quarter ranged from $9.6 million to $13.6 million. We planned our 2011 inventories under the assumption that the NovaScan 3090Next would account for most of our product sales. Actual sales in 2011 were similar to this plan. In 2012, we anticipate that the NovaScan 3090 Next product will continue to account for the majority of our product sales, yet we expect to see larger scale proliferation of the new T500 and i500 products.

We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified.

Our revenues increased by 19% in 2011 following a 120% and 1% increase in 2010 and 2009, respectively.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2009	2010	2011

Revenues from product sales	75.4%	82.9%	83.2%
Revenues from services	24.6%	17.1%	16.8%

Total revenues	100.0%	100%	100%

Cost of products sale	32.4%	33.5%	32.9%

Cost of services	22.9%	11.7%	10.7%
Total cost of revenues	55.3%	45.3%	43.6%

Gross profit	44.7%	54.7%	56.4%

Operating expenses:
Research and development expenses, net	17.4%	14.4%	18.2%
Sales and marketing expenses	15.3%	11.7%	11.1%
General and administrative expenses	5.7%	3.4%	3.1%

Total operating expenses	38.4%	29.5%	32.4%

Operating profit (loss)	6.3%	25.2%	24%

Financing income (expenses), net	0.4%	0.4%	0.9%
Income before income taxes	6.7%	25.6%	24.9%

Benefit from deferred income taxes	-	-	2.4%

Net income (loss)	6.7%	25.6%	27.3%

Comparison of Years Ended December 31, 2011 and 2010

Revenues. Our revenues in 2011 increased by $16.2 million, or 18.7%, compared to 2010, with revenues attributable to product sales accounting for $85.6 million, an increase of $13.8 million, or 19.2%, compared to 2010, and revenues attributable to services accounting for $17.3 million, an increase of $2.4 million, or 16.4%, compared to 2010. The increase in product sales revenue in 2011 was attributed to a combination of the growth in capital spending throughout the industry during the first half of the year and successful customer penetrations generating repeat orders. The increase in services revenues is attributed mainly to the increase in our products’ install base and the related sales of parts and repair.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2011 was $33.8 million, an increase of $4.7 million, or 16.3%, compared to 2010. Our cost of revenues attributable to product sales, as a percentage of product revenues in 2011, was 39.5%, compared to 40.5% in 2010. Our gross margin attributable to product revenues in 2011 was 60.5%, compared to 59.5% in 2010. This increase in gross margins in 2011 is mainly related to the overall increase in sales volume utilizing an already existing infrastructure combined with higher margin products sales.

Our cost of revenues attributable to services in 2011 was $11.0 million, an increase of $0.9 million, or 8.8%, compared to 2010. This increase is mainly attributable to the increase in headcount. Our gross margin attributable to services revenues in 2011 was 36%, compared to 31.6% in 2010 as a result of higher revenues utilizing an already existing infrastructure.

Our overall gross profit increased by 22.3% to $58.0 million in 2011, compared to $47.4 million in 2010. Our overall gross margin was 56.4% and 54.7% of our total revenues in 2011 and 2010, respectively. The increase in overall gross margins in year 2011 is mainly attributable to the increase in revenues resulting from the overall growth in semiconductors equipment market, to the sale of higher margin products and to the increase in sales of service parts and repairs.

Research and Development Expenses, Net. Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the Office of the Chief Scientist. Our net research and development expenses increased by 50.1% to $18.7 million in 2011, compared to $12.5 million in 2010, after offsetting grants received or receivable from the Office of the Chief Scientist of $2.2 million in each of the years 2011 and 2010. In 2011, net research and development expenses represented 18.2% of our revenues compared to 14.4% of our revenues in 2010. This increase in research and development expenses is mainly attributed to the continuous increase in headcount to support our products roadmap and to the increase in materials expenditures for building new products prototypes during 2011.

Approximately 50% of our net research and development expenses in 2011 resulted from our research and development efforts relating to current products and product lines, and the rest were related to developing a technology infrastructure for next generation metrology tools platforms, mainly for stand-alone metrology products.

Sales and Marketing. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses and overhead. They also include commissions to our representatives and sales personnel and royalties. Our sales and marketing expenses increased by 12.2 % to $11.4 million in 2011, compared to $10.1 million in 2010. The increase in sales and marketing expenses is mainly attributed to the increase in headcount during 2011. Sales and marketing expenses represented 11.1% and 11.7% of our revenues in 2011 and 2010, respectively. The decrease as a percentage of revenue is mainly related to the increase in revenues in 2011.

General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses increased by 8.8% to $3. 2 million in 2011, compared to $2.9 million in 2010. This increase in mainly attributed to additional headcount and infrastructure to support the company’s growth during 2011 compared to 2010. General and administrative expenses represented 3.1% and 3.4% of our revenues in 2011 and 2010, respectively.

Benefit from Income Taxes. In 2011, based on historical taxable income from continuing operations and projections for future taxable income we determined that it is more likely than not that some of our deferred tax assets are expected to be realized, as a result we recognized $2,500 of income tax benefit.

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

5.B	Liquidity and Capital Resources

As of December 31, 2011, we had working capital of approximately $94.7 million compared to working capital of $65.4 million as of December 31, 2010.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2011 were $87.1 million compared to $61.6 million as of December 31, 2010.

Trade accounts receivable increased from $13.2 million as of December 31, 2010 to $13.4 million as of December 31, 2011. Inventories decreased from $10.8 million as of December 31, 2010 to $9.6 million as of December 31, 2011, mainly due to decrease in manufacturing volumes in the end of 2011.

Operating activities in 2011 generated positive cash flow of $25.1 million compared to a positive cash flow of $25.8 million in 2010.

The following table describes our investments in capital expenditures during the last three years:

	2009		2010		2011
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
			(in dollar thousands)
Electronic equipment	463	19	1,872	53	3,392	15
Office furniture and equipment	1	15	16	25	179	70
Leasehold improvements	43	13	314	0	742	99

Total	507	47	2,202	78	4,313	184

In 2011, the investment in capital expenditures was financed from our positive operating cash flow. The increase in capital expenditures for electronic equipment in 2011 is mainly attributable to an increase in capital expenditure of electronic equipment used for our research and development labs and systems for our demonstration centers and application development. Although we currently have no significant capital commitments, we expect to spend approximately $6 million on capital expenditures in 2012, mainly for information systems improvements (software and hardware) and electronic equipment used in our research and development labs and demonstration facilities.

Our principal liquidity requirement is expected to be for working capital and capital expenditures. We believe that our current cash reserves will be adequate to fund our planned activities for at least the next 12 months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with our cash reserves together with positive cash flow from operations, if any. If these funds are insufficient to finance our activities, we will have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

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

With regard to usage of hedging financial instruments and the impact of inflation and currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in this annual report on Form 20-F.

5.C          Research and Development, Patents and Licenses, etc.

For information regarding our research and development activities, see “Item 4B – Research and Development” in this annual report on Form 20-F.

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

As of December 31, 2011, we received grants from the Office of the Chief Scientist in the aggregate amount of approximately $20.8 million. Because the implementation of regulations raising royalty rates to between 3% and 6% has been deferred, we are obligated to pay royalties of 3%-3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2011, our contingent liability to the Office of the Chief Scientist for grants received was approximately $17.5 million. See also Note 7A to our consolidated financial statements contained elsewhere in this report.

The funds available for grants from the Office of the Chief Scientist were reduced for 2004 and 2005, and the Israeli authorities have indicated that the government may further reduce or abolish grants of this kind in the future. Even if these grants are maintained, we might not receive them in the future and cannot presently predict the amount of any grants we might receive.

In addition to royalty-bearing grants from the Office of the Chief Scientist, in 2010, we participated in a program, IMG4, sponsored by the Office of Chief Scientist. Under the terms of this program, we were cooperating with additional companies and research institutes in Israel, organized in a consortium, for the development of advanced techniques for improved tool control. The Office of the Chief Scientist is contributing 66% of the approved research and development budget for the research consortium and the members of the research consortium contributing the remaining 34%. No royalties from this funding are payable to the Israeli government, however, the provisions of the law and related regulations regarding the restrictions on the transfer of know-how outside of Israel do apply. Expenses in excess of the approved budget are borne by the consortium members. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right to utilize and implement such technology without having to pay royalties to the developing consortium member. Since our collaboration with this consortium will not deal with issues that are part of our core technology, we believe that it will have no effect on our strong intellectual property portfolio. The IMG4 program has ended during 2010.

5.D	Trend Information

For Information regarding most significant recent trends in our market, see “Item 4B – Our Market – The World Economy - Update” in this annual report on Form 20-F.

5.E	Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.F	Tabular Disclosure of Contractual Obligations

As of December 31, 2011 we had contractual obligations as described in the following table:

	Payment due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	2,079	1,717	350	12	--
Purchase Obligations	4,632	4,302	330	--	--
Other Long Term Liabilities	20	--	20	--	--
Total	6,731	6,019	700	12	--

Item 6.  Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following is the list of senior management and directors as of March 1, 2012:

Name	Age	Position
Michael Brunstein	68	Chairman of the Board of Directors
Alon Dumanis	61	Director
Dan Falk	67	External Director
Naama Zeldis	48	External Director
Avi Cohen	58	Director
Gabi Seligsohn	45	President and Chief Executive Officer
Dror David	42	Chief Financial Officer
Eitan Oppenhaim	46	Executive Vice President Global Business Group
Gabi Sharon	49	Vice President Operations
Shay Wolfling	40	Chief Technology Officer
Hila Mukevisius	37	Vice President Human Resources
Tal Shmueli	48	Vice President Research and Development
Dov Farkash	52	Vice President Business Development

Our directors (other than the external directors) serve as such until the next annual general meeting of our shareholders. Our external directors, in accordance with Israeli law, serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain conditions, and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company. Mr. Dan Falk was elected in 2005 to serve for a three-year term that expired in 2008. Mr. Falk was re-elected in 2008 for an additional three-year term that expired in 2011 and was re-elected in 2011 for an additional three-year term. Ms. Zeldis was elected in 2006 to serve for a three-year term that expired in 2009 and was re-elected in 2009 for an additional three-year term.

Our board of directors determined that Dan Falk, Naama Zeldis and Avi Cohen are independent directors under the Companies Law. In addition, our board of directors determined that Dan Falk, Naama Zeldis, Avi Cohen, Michael Brunstein and Alon Dumanis, qualify as ‘‘independent directors’’ as defined by The NASDAQ Stock Market.

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

Dr. Alon Dumanis has served as a director of Nova since 2002. He is the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of Aposense (TASE-APOS), XSight System, Softlib, Bondex, Clariton, DNR Imaging, and a member of the board of directors of Spectronix (TASE-SPCT),  Collplant (TASE-CLPT), Ice Cure (TASE-ICCM), and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (TASE-TDCM), of El Al Israel Airlines (TASE-LY), of Protalix Biotherapeutics (NYSE-PLX), and a former member of the board of directors of Inventech Investments Co. Ltd. (TASE-IVTC). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Dan Falk was elected as the Company’s external director in accordance with the provisions of the Companies Law in 2005,  was re-elected for an additional term on September 25, 2008 and on June 30, 2011. Mr. Falk is a business consultant to public and private companies. During 1999 to 2000, Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV.  Prior to that, Mr. Falk served as Executive Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk serves as a member of various companies’ boards of directors such as Orbotech Ltd., Nice Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., (all of which are companies publicly traded in the United States), Orad Hi-Tec Systems Ltd. (as chairman of the board of directors), Amiad Water Systems, Oridion Medical Ltd. (all of which are companies publicly traded in Europe) and Plastopil Ltd. (traded on the TASE). Mr. Falk’s son-in-law is a partner at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., our outside counsel.

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

Mr. Avi Cohen has served as a director of Nova since 2008. Mr. Cohen serves as President and Chief Executive Officer at Orbit Technologies, a public company traded on the TASE. On April 1, 2012 Mr. Cohen will terminate his position as Chief Executive Officer at Orbit and will become Orbit’s President. Orbit is a leading designer, developer, and manufacturer of a wide range of advanced communication systems for the commercial and defense markets. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO at ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide.  Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor.  From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S.  During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group.  From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division.  Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel.  Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

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

Dr. Shay Wolfling joined Nova in 2011.  Prior to joining Nova, Dr. Wolfling was an R&D manager at KLA-Tencor-Belgium (formerly ICOS Vision Systems, a publically traded company acquired by KLA in 2008), where he led multidisciplinary metrology & inspection development projects. From 2000 until its technology acquisition by ICOS in 2005, Dr. Wolfling was a founder and Vice President of Research and Development of Nano-Or-Technologies, a start-up company with a proprietary technology for 3D optical measurements. Dr. Wolfling took Nano-Or from the idea stage to initial product sales. Prior to founding Nano-Or, Dr. Wolfling was a project manager in Y-Beam-Technologies, a start-up offering laser-based skin treatments. Dr. Wolfling has several patents under his name in the field of optical measurements. Dr. Wolfling holds a B.Sc. in physics and mathematics from the Hebrew University of Jerusalem, Israel, a second degree in physics from Tel-Aviv University, Israel and a PhD in physics from the Hebrew University of Jerusalem, Israel.

Ms. Hila Mukevisius has served as Vice President Human Resources since May 2008. Ms. Mukevisius joined Nova after eight years at Amdocs Ltd., a market leader in customer experience systems innovations, where she held several positions as HR Director of large scale global groups. Ms. Mukevisius holds a B.A. in Behavioral Science from the College of Management, Academic Studies, Tel Aviv, Israel, specializing in organization development and MA in Diplomacy and Security from the Tel Aviv University, Israel.

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

Mr. Dov Farkash has served as Vice President Business Development since October 2009. Mr. Farkash joined Nova in 2000 and till 2005 he served in various key sales positions in Nova. From 2005 until 2009, Mr. Farkash has served as VP Sales of Nova. Prior to joining Nova, Mr. Farkash served as worldwide Sales and Marketing Manager of AFCON Ltd., and AFCON Inc., USA. Prior to that, Mr. Farkash served in various managerial positions in software development in various Hi-tech companies. Mr. Farkash holds a B.Sc. in Computer Engineering and an MBA from the Technion – Israel Institute of Technology, Haifa, Israel.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B	Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer (consisting of nine persons, including one former executive officer of the Company) during 2011 was approximately $2.36 million including approximately $0.53 million, which was set aside for pension and retirement benefits and including amounts expended by the Company for automobiles made available to our executive officers.

The total amount paid or payable to the directors, including external directors, (consisting of five persons) for 2011 was $0.2 million.

As of March 1, 2012, 1,300,628 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 13 persons), of which 595,726 options are currently exercisable or exercisable within 60 days of March 1, 2012.  See “Item 6E. Share Ownership” in this annual report on Form 20-F.

The compensation arrangement of the Company’s directors (excluding the chairman of the board of directors and, unless approved otherwise, any other director who is also an employee of the Company), as approved by our shareholders at the 2007 and 2008 annual general meetings, includes:

1.
An annual payment of US$12,000 (in an equivalent amount in NIS), subject to the minimal and maximal payment restrictions applicable to the Company under the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000, and the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 2000 (collectively, the “Regulations”).

2.	Additionally, the following payments (subject to the minimal and maximal payment restrictions applicable to the Company under the Regulations):

a.	for each meeting that the director or external director attends in person, an amount of US$600 (in an equivalent amount in NIS);

b.	for each execution of a written consent in lieu of a meeting, an amount of US$300 (in an equivalent amount in NIS); and

c.	for each meeting that the director or external director attends by teleconference, an amount of US$360 (in an equivalent amount in NIS).

3.
An annual award of an option to purchase up to 10,000 ordinary shares to be granted to each director or external director on the date of each annual general meeting at which such director or external director is elected or reelected. The exercise price of each option shall be determined pursuant to the Company’s Equity Based Compensation Policy.

In addition, the compensation arrangement of Dr. Michael Brunstein, the chairman of our board of directors,  as approved by our shareholders at the 2006, 2008 and 2010 annual general meetings, includes: (i) a gross annual fee of $110,000 payable monthly in NIS; (ii) an annual award of options to purchase up to 10,000 ordinary shares, to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected, starting the 2008 annual general meeting, the exercise price of which shall be determined pursuant to the Company’s Equity Based Compensation Policy and the other terms (i.e., the amount, exercise price and vesting schedule) shall be identical to the terms of options granted to other directors on an annual; and (iii) a biennial award of an option to purchase up to 75,000 ordinary shares to Dr. Brunstein on the date of every other annual general meeting at which the chairman of the board of directors is elected or reelected, starting with the 2010 annual general meeting (and thereafter in 2012). The exercise price of such options shall be determined pursuant to the Company’s Equity Based Compensation Policy, and 25% of each option shall vest and become exercisable on the first anniversary of its grant date and thereafter 2.083% of each option shall vest and become exercisable at the end of each complete month following the first anniversary date (i.e. each option shall fully vest and become exercisable at the 4th anniversary date of its grant date).

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

Board of Directors’ Committees

Amendment 16 to the Companies Law, which recently came into effect, amended certain provisions of the Companies Law, relating, among others, to the autonomy of the board of directors and the external directors, and to the composition and responsibilities of the audit committee.

The Company’s board of directors has appointed the following committees:

The Audit Committee is comprised of Dan Falk, Naama Zeldis and Avi Cohen. The audit committee is responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. According to the Companies Law, the audit committee must consist of at least three directors, must include all of the external directors, and the majority of its members must be independent directors under the Companies Law. The following  individuals may not be members of the audit committee: (i) the chairman of the board of directors; (ii) any director employed by the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iii) and director providing services on a regular basis to the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iv) any director whose main source of income comes from the Company's controlling shareholder; or (v) the Company's controlling shareholders or any of their relatives. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years. Under the Companies Law, the audit committee is responsible, among others, for (i) identifying deficiencies in the administration of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) evaluating the Company's internal audit programme and the performance of the Company's internal auditor and the resources at his/her disposal; (iv) reviewing the scope of work of the Company's external auditor and making recommendations regarding his/her salary; and (v) creating procedures relating to the employees' complaints regarding deficiencies in the administration of the Company.  The audit committee operates under a charter adopted by the board of directors.

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

6.D	Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2009	2010	2011

Total Personnel	227	279	344

Located in Israel	159	201	252
Located abroad	68	78	92

In operations	53	71	81
In research and development	64	78	110
In global business	93	113	131
In general and administration	17	17	22

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2012 by our executive officers and directors.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of March 1, 2012 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Based on information provided to us, each shareholder in the table below has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 26,549,142 ordinary shares outstanding as of March 1, 2012.

Executive Officers and Directors:	Number	Percent
Gabi Seligsohn(1*)	383,827	1.45%
13 directors and officers as a group (2)	638,887	2.41%
_______________________
* All other directors and executive officers each beneficially owned less than 1% of the Company’s shares.

(1) Includes 362,466 shares subject to options that are immediately exercisable or exercisable within 60 days of March 1, 2011 (expiration dates: 2013-2020; exercise prices ($/share): 1.25-6.30).

(2) Includes 595,726 shares subject to options that are immediately exercisable or exercisable within 60 days of March 1, 2011 (expiration dates: 2013-2020; exercise prices ($/share): 0.43-6.30).

Employee Benefit Plans

Through December 31, 2011, options to acquire 9,506,057 ordinary shares had been issued, of which 3,702,245 options to acquire ordinary shares were exercised, 4,227,998 were cancelled, 941,562 options were unvested and 634,252 were exercisable, as of December 31, 2011. As of December 31, 2011, 331,451restricted share units, or RSU’s, had been issued, of which 153,812 had vested and 1,350 had been cancelled.

The share option plans active throughout 2011, are described below:

Option Plan 7A - As of December 31, 2011, options to purchase 600,000 ordinary shares at exercise prices of $4.01 and $5.15, the fair market value of Nova’s stock on the date of grant were granted, of which 146,195 options were exercised, and 453,805 options had been cancelled. No option was exercisable as of December 31, 2011. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant. We do not intend to grant any further options or shares under this plan;

Option Plan 7B - As of December 31, 2011, options to purchase 650,000 ordinary shares at an exercise price of $3.40, the fair market value of Nova’s stock on the date of grant were granted, of which 173,225 options were exercised and 476,775 had been cancelled. No option was exercisable as of December 31, 2011. On September 29, 2005, our shareholders approved amendments to the plan allowing our board of directors to accelerate the vesting dates and to determine an exercise price which is different from the fair market value of our shares at the date of grant. We do not intend to grant any further options or shares under this plan;

Option Plan 7C - As of December 31, 2011, options to purchase 153,000 ordinary shares at an exercise price of $2.20, the fair market value of Nova’s stock on the date of grant were granted, of which 30,548 options were exercised and 122,452 options had been cancelled. No option was exercisable as of December 31, 2011. We do not intend to grant any further options or shares under this plan;

Option Plan 8 - As of December 31, 2011, options to purchase 1,496,620 ordinary shares at an exercise prices ranging from $1.79  to $2.87, the fair market value of Nova’s stock based on the date of grant, were granted. As of December 31, 2011, 661,676 options were exercised, 278,601 options were exercisable and 556,343 options had been cancelled. We do not intend to grant any further options or shares under this plan;

2007 Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2007, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2011, options to purchase 1,805,337 ordinary shares at an exercise prices which range from $0.43 to $10.83, the fair market value of Nova’s stock based on the dates of grant, were granted under this plan of which, as of December 31, 2011, 313,794 options were exercised, 355,651 options were exercisable, 194,330 options had been cancelled and 941,562 were unvested. As of December 31, 2011, 331,451 RSU’s had been issued, of which 153,812 had vested and 1,350 had been cancelled.

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

The following table summarizes information about share options outstanding as of December 31, 2011:

Outstanding as of				Exercisable as of
December 31, 2011				December 31, 2011
Range of exercise	Number	Weighted average remaining contractual	Weighted average exercise	Number	Weighted average
prices	outstanding	life	price	exercisable	exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)
0.43-1.95	446,704	6.2	1.19	240,060	1.26
2.06-2.87	231,965	2.5	2.86	231,839	2.86
4.01-4.78	171,250	8.4	4.36	65,001	4.36
5.48	5,000	5.6	5.48	1,672	5.48
6.08-6.70	306,725	8.4	6.40	93,180	6.36
7.37-7.40	10,000	8.9	7.40	2,500	7.40
8.4-10.83	404,170	6.5	8.97	-	-
	1,575,814	6.4	4.84	634,252	2.95

Item 7.  Major Shareholder and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of March 1, 2012 (unless otherwise stated below) for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In addition, the following table includes the number of shares underlying options and warrants that are currently exercisable or exercisable within 60 days of March 1, 2012, if any. Ordinary shares subject to these warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Applicable percentages are based on 26,549,142 ordinary shares outstanding as of March 1, 2012.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Clal Electronics Industries Ltd. (1)	2,174,476	8.19%
Federated Investors, Inc. (2)	1,841,149	6.93%

(1)
The information is based upon Amendment No. 6 to Schedule 13D filed with the SEC by, among others, Clal Electronics Industries Ltd., or “CEI”, on March 21, 2011 and information that was provided by Clal Industries and Investments Ltd. (“Clal”). The principal parent companies of the IDB Group are IDB Holding Corporation Ltd., or “IDBH”, and its majority-owned subsidiary, IDBD Corporation Ltd., or “IDBD”. Clal and CEI (a wholly owned subsidiary of Clal) are majority-owned subsidiaries of IDBD. IDBH is controlled as follows:

•
Ganden Holdings Ltd., or “Ganden”, which is a private Israeli company controlled by Nochi Dankner (who is also the chairman of IDBH, IDBD and Clal) and his sister Shelly Bergman, holds, as of November 7, 2011, directly and through a wholly-owned subsidiary, approximately 54.7% of the outstanding shares of IDBH (of which, approximately 17.5% of the outstanding shares of IDBH are held directly and approximately 37.2% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd., or “Ganden Investment”, a private Israeli company, which is an indirect wholly owned subsidiary of Ganden). In addition, Shelly Bergman holds, through a wholly owned company, approximately 4.2% of the outstanding shares of IDBH;

•
Avraham Livnat Ltd., or “Livnat”, which is a private company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, Deputy Chairman of IDBD, co-chief executive officer of Clal, and another son, Shay Livnat, is a director of IDBD and Clal) holds, directly and through a wholly-owned subsidiary, approximately 13.31% of the outstanding shares of IDBH (of which, approximately 3.11% are held directly and approximately 10.2% of the outstanding shares of IDBH are held through Avraham Livnat Investments (2002) Ltd., or “Livnat Investment”, a private Israeli company, which is a wholly owned subsidiary of Livnat); and

•
Manor Holdings BA Ltd., or “Manor”, a private company controlled by Ruth Manor (whose husband, Isaac Manor, is deputy chairman of IDBH and a director of IDBD and Clal, and whose son, Dori Manor, is a director of IDBH, IDBD and Clal) holds, directly and through a majority-owned subsidiary, approximately 13.3% of the outstanding shares of IDBH (of which, approximately 3.05% are held directly and approximately 10.25% of the outstanding shares of IDBH are held through Manor Investments - IDB Ltd. , or “Manor Investments”, a private Israeli company which is controlled by Manor).

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

Based on the foregoing, IDBH (by reason of its control of IDBD and by reason of IDBD’s control of Clal and CEI), Ganden, Livnat and Manor (by reason of their control of IDBH), Mr. Nochi Dankner, Ms. Shelly Bergman, Mr. Avraham Livnat and Ms. Ruth Manor (by reason of their control of Ganden, Livat and Manor, respectively) may be deemed to share with CEI the power to vote and dispose of our shares held by CEI. The address of CEI is: 3 Azrieli Center, Tel Aviv 67021, Israel.

On March 10, 2010, Clal, through CEI, effected the sale of 1,000,000 ordinary shares. On March 11, 2010, Clal, through CEI, fully exercised a warrant for 872,092 ordinary shares on a cashless basis, and as a result of which was issued 336,134 ordinary shares.

In February 2011, Clal sold 650,000 of our ordinary shares.

(2)
The information is based upon Amendment No. 1 to Schedule 13G filed with the SEC by Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue and Rhodora J. Donahue, on February 9, 2012.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the decrease in the percentage of ownership held by CEI following the sale of our ordinary shares in 2010 and 2011;  (ii) the decrease in the percentage of ownership held by Tamir Fishman Ventures II, L.L.C., Shai Saul, Michael Elias, Tamir Fishman & Co. Ltd., Eldad Tamir and Danny Fishman in 2009, following the sale of our ordinary shares; (iii) the decrease in the percentage of ownership held by Austin W. Marxe and David Greenhouse in 2010, following sales of our ordinary shares. As reported on Amendment No. 8 to Schedule 13G filed with the SEC on February 10, 2011 by Messrs. Austin W. Marxe and David Greenhouse, as of January 31, 2011, Messrs. Marxe and Greenhouse beneficially owned  4.1% % of our ordinary shares; (iv) the decrease in the percentage of ownership held by Teuza - A Fairchild Technology Venture Ltd. in 2010, following sales of our ordinary shares; (v) the decrease in the percentage of ownership held by Rima Management, LLC in 2010 and 2011, following sales of our ordinary shares. On January 10, 2011 Rima Management, LLC exercised warrants for 406,975 ordinary shares on a cash basis and on January 28, 2011 Rima Management, LLC exercised warrants for 174,418 ordinary shares on a cash basis. As a result 581,393 ordinary shares were issued; and (vi) the decrease in the percentage of ownership held by James Alpha Small Cap Master Fund, L.P., James Alpha, LLC, James Alpha Management I, L.P. and Kevin R. Green (collectively, "James Alpha"). As reported on Schedule 13G filed with the SEC by James Alpha on November 14, 2011, James Alpha beneficially owned 1,616,400 of our ordinary shares (then representing 6.2% of our issued and outstanding share capital). As reported on Amendment No. 1 to Schedule 13G filed with the SEC on February 9, 2012, James Alpha no longer owned shares of the Company as of such date.

As of March 1, 2011, our ordinary shares were held by 28 registered holders. Based on the information provided to us by our transfer agent, as of March 1, 2011, 23 registered holders were U.S. holders and held approximately 1.54% of outstanding ordinary shares (not including shares held by CEDE & Co.).

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than ten percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B.	Related Party Transactions

In 2007, 2008 and 2009, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $10,000,000. This directors’ and officers’ liability insurance was presented and approved by the audit committee and the board pursuant to requirements of the Companies Law and according to the resolution of the 2007 annual general meeting, under which the aggregate annual premium to be paid by the Company will not exceed 2% of the aggregate coverage of the directors’ and officers’ insurance policies and the aggregate coverage of the directors’ and officers’ insurance policies will not exceed the greater of $10 million or 20% of the Company’s shareholder equity.

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

For information relating to option granted to officers and directors, see “Item 6E. Share Ownership” in this annual report on Form 20-F.

On August 31, 2006, our shareholders approved an agreement with Dr. Michael Brunstein, our chairman of the board of directors. The term of engagement commenced as of June 19, 2006 and continues for an unlimited period, unless terminated in certain circumstances as stated in the agreement. Pursuant to the agreement, Dr. Brunstein is being paid a gross annual fee of $110,000 payable monthly in NIS and was granted options to purchase up to 150,000 ordinary shares under our Stock Option Plan No. 8. The employment agreement contains a change of control provision pursuant to which the vesting of the 150,000 options shall be accelerated in certain circumstances. For additional information regarding the compensation arrangements of the Company with Dr. Brunstein, see "Item 6B – Compensation" in this annual report on Form 20-F.

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

On August 3, 2009, our audit committee and board of directors approved the Company’s engagement with Bright View Systems Ltd., to license the use of certain optical instrumentation developed by the Company. Such approval was necessary in light of the fact that Dr. Giora Dishon was a director both of the Company and Bright-View. Dr. Dishon was at that time a shareholder of Bright-View and held less than 5% of its equity.

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

See “Item 17. Financial Statements” in this annual report on Form 20-F and pages F-1 through F-26.

Legal Proceedings

From time to time, we are a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any significant legal proceedings.

Dividend Policies

We anticipate that, for the foreseeable future, we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

We obtained the status of “approved enterprise” under the Law for the Encouragement of Capital Investments, 1959, under which we may take advantage of certain tax exemptions. We may further obtain such status in the future. If we distribute a cash dividend from income which is tax exempt, we would have to pay corporate tax at a rate of up to 25% on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. For further description of the conditions limiting our ability to declare and pay dividends see “Item 10E –Israeli Taxation” in this annual report on Form 20-F.

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

NASDAQ Global Market
	Price per share (US$)
	High	Low
Yearly highs and lows
2007	3.10	2.10
2008	2.55	0.41
2009	6.55	0.68
2010	8.48	3.63
2011	11.79	5.11

Quarterly highs and lows

2010
First quarter	6.72	4.23
Second quarter	6.19	3.63
Third quarter	6.89	3.86
Fourth quarter	8.48	5.47
2011
First quarter	11.44	8.20
Second quarter	11.79	9.07
Third quarter	11.44	5.11
Fourth quarter	7.99	5.30
2012
First quarter (until February 29, 2012)	9.19	7.15

Monthly highs and lows

September 2011	7.07	5.11
October 2011	7.99	5.30
November 2011	7.2	5.48
December 2011	7.52	6.28
January 2012	8.91	7.15
February 2012	9.19	7.21

Tel Aviv Stock Exchange
	Price per share (NIS)
	High	Low
Yearly highs and lows
2007	13.75	8.50
2008	9.79	1.85
2009	24.24	1.53
2010	30.50	14.50
2011	40.99	20.00

Quarterly highs and lows

2010
First quarter	25.94	15.80
Second quarter	22.38	14.50
Third quarter	25.20	15.40
Fourth quarter	30.50	20.00
2011
First quarter	40.99	29.20
Second quarter	40.27	31.20
Third quarter	37.90	21.07
Fourth quarter	28.65	20.00
2012
First quarter (until February 29, 2012)	34.00	27.72

Monthly highs and lows

September 2011	24.52	21.07
October 2011	28.58	20.00
November 2011	26.44	22.09
December 2011	28.65	23.57
January 2012	34.00	27.87
February 2012	34.00	27.72

9.B	Plan of Distribution

Not applicable.

9.C	Markets

Our ordinary shares are quoted on The NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “NVMI.”

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses on the Issue

Not applicable.

Item 10. Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and Articles of Association

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

Approval of Related Party Transaction; Corporate Borrowings. The Companies Law requires that office holders of a company, including directors and executive officers, promptly disclose to the board of directors any personal interest they may have and all related material information known to them about any existing or proposed transaction with such company. The approval of the board of directors is required for 'non-extraordinary transactions between a company and its office holders, or between a company and other persons in which an office holder has a personal interest, unless such company's articles of association provide otherwise. If a transaction is an “extraordinary transaction” it is subject to the approval of the audit committee prior to its approval by the board of directors. Transactions between a company and an office holder (who is not a director), regarding such office holder's terms of engagement with the company, including with respect to indemnification, insurance and exemptions, are subject the approval of the audit committee and the board of directors. Transactions between a company and its directors, regarding their terms of engagement with such company, including with respect to indemnification, insurance and exemptions, and with respect to their terms of engagement in other positions in the company, are subject to the approval of the audit committee, the board of directors and such company's shareholders.

In addition, an extraordinary transaction between a public company and a controlling shareholder (i.e. a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from its position on the board of directors or any other position with the company), or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, a transaction between a public company and a controlling shareholder, the controlling shareholders' relative, or entities under its control, directly or indirectly, with respect to services to be provided to the public company, and a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, who is an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements: (i) the majority must include at least a majority of the shares of the voting shareholders who have no personal interest in the transaction (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total of opposition votes among the shareholders who have no personal interest in the transaction may not exceed 2% of the aggregate voting rights in the company. Any such transaction the term of which is more than three years, must be approved in the same manner every three years, unless the audit committee has determined that longer term is reasonable under the circumstances.

Under our Amended Articles, a transaction between the Company and an office holder and a transaction between the Company and a third person in which an office holder of the Company has a personal interest, which is not an extraordinary transaction (as defined in the Companies Law), will require only the approval of our board of directors or a committee authorized by our board of directors.

According to the Companies Law, if an extraordinary transaction is discussed by the board of directors or the audit committee, directors and office holders that have personal interest in the proposed transaction, may not participate in the discussion or vote. However, if the majority of the members of the audit committee or the board of directors (as applicable) have personal interest in the proposed transaction, then all directors (including those with personal interest) may participate in the discussion and vote, provided that in the event the majority of the members of the board of directors have personal interest in the transaction, said transaction shall also be subject to the approval of the Company's shareholders meeting.

Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors shall be comprised of annual compensation and a per meeting payment ranging as stated in the regulations.  These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 115,400 per annum and NIS 3,470 per meeting, as adjusted for changes in the Israeli CPI twice a year. The approval of the shareholders of the Company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. Alternatively, the compensation of external directors may be linked to the compensation of other directors, subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors. The regulations also allow an increased compensation to external directors that are considered “expert external directors” under the terms set forth in said regulations.

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

Board of Directors. The Amended Articles provide that directors may be elected either at our annual general meeting or a special meeting of shareholders by a vote of the holders of more than 50% of the total number of votes represented at such meeting.  In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors shall not exceed the maximum number of directors permitted by the Amended Articles.  Each of our directors (except our external directors) holds office until the next annual general meeting of shareholders. The Companies Law provides that a person, who is, directly or indirectly subordinated to the chief executive officer of a public company, may not serve as the chairman of its board of directors. In addition, neither the chief executive officer nor his relative is eligible to serve as chairman of the board of directors (and vice versa), unless such nomination was approved by a majority of the company’s shareholder for a term not exceeding three years, and either: (i) such majority included at least two thirds of the voting shareholders (shares held by abstaining shareholders are not considered) which are not controlling shareholders and have not personal interest regarding the decision; or (ii) the aggregate number of shares voting against the proposal did not exceed 2% of company voting shareholders. The term can be extended for additional three year terms, in the same manner.

The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by the Companies Law, i.e., for an initial term of three years, which may be extended for two  additional three-year terms (provided that the re-election for additional term was presented by the board of directors or by one or more shareholders that own, in the aggregate, 1% or more of the Company's outstanding share capital), and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company.  The election and re-election of external directors, requires the affirmative vote of a majority of the shares and in addition either that (i) a majority of the shares held by shareholders who are not controlling shareholders or a have personal interest in the election (other than a personal interest unrelated to the controlling shareholders) attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal held by such shareholders has not exceeded 2% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position (such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed.

An external director is qualified for nomination as an external director, only if he/she has either professional qualifications or accounting and financial expertise. At least one of the external directors must have accounting and financial expertise. However, a company whose shares are traded in certain exchanges outside of Israel, including The NASDAQ Global Select Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise, as long as another independent director for audit committee purposes who has such expertise serves on the board of directors pursuant to the applicable foreign securities laws. In such case all external directors will have professional qualification.

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

In April 2006, our board of directors resolved that the minimum number of board members that need to have accounting and financial expertise, including the external director with accounting and financial expertise, is one (1).

Our board of directors determined that each of Mr. Dan Falk and Ms. Naama Zeldis has accounting and financial expertise as described in the regulations promulgated pursuant to Companies Law, and that, therefore, the requirements of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

Under the Companies Law, the majority of the members of the audit committee must be independent directors. A public company may classify a director as independent only if (i) the audit committee has determined that he or she is qualified to serve as an external director (with the exception that such director does not have to have professional qualifications or accounting and financial expertise in order to serve as an independent director), and (ii) he or she is not serving as a director in the company for more than consecutive nine years (only a period of two or more years, in which such person did not serve as a director in the company, shall be deemed to discontinue the nine year sequence).A majority of our board members are independent, in accordance with NASDAQ Listing Rules and the Companies Law.

Changes in Capital. Our share capital may be increased or decreased by a vote of our shareholders in accordance with the Companies Law.

Acquisition of a Controlling Stake. According to the Companies Law, an acquisition pursuant to which a purchaser shall hold a  “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser shall hold more than 45% of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but only by way of a special tender offer (as defined in the Companies Law) made to all of the company’s shareholders on a pro rata basis. A special tender offer may not be consummated unless a majority of the shareholders who announced their stand on such offer have accepted it (in counting the total votes of such shareholders, shares held by the controlling shareholders, shareholders who have personal interest in the offer, shareholders who own 25% or more of the voting rights in the company, relatives or representatives of any of the above or the bidder and corporations under their control, shall not be taken into account). A shareholder may be free to object to such an offer without such objection being deemed as a waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Shares purchased not in accordance with those provisions shall become “dormant shares” and shall not grant the purchaser any rights so long as they are held by the purchaser.

Acquisition. A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, own more than 90% of the target company’s issued and outstanding share capital or of certain class of its shares, is required by the Companies Law to make a full tender offer (as defined in the Companies Law) to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether or not it accepted the tender offer (unless otherwise provided in the offering memorandum), may, within six months from the date of acceptance of the tender offer, petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

The Companies Law provides that corporate mergers require the approval of both companies’ boards of directors and shareholders. In the event, however, that shares of the target company are held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company, the merger will not be approved if a majority of the shareholders of the target company attending and voting at the meeting at which the merger is considered (without taking into account, for that purpose, the shares held by the acquiring company or by a person holding 25% or more of any type of controlling means of the acquiring company) object to and do not vote in favor of the merger. If a person holds 25% or more of any type of controlling means of more than one merging company, the same provisions shall apply with regard to the shareholders’ vote with respect to each such company. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the target company’s obligations. Furthermore, a merger may not close unless at least 30 days have passed from the time that the general meeting of each of the merging companies was held and at least 50 days have passed from the date on which the merger proposal was sent to the Israeli Registrar of Companies.

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

A merger, the acquisition of a controlling stake or any transaction in which all or substantially all the assets of a company are de facto transferred to another company, may require the approval of the Israeli Commissioner of Restrictive Trade Practices, in the event that the aggregate annual sales volume in Israel of all the companies which are parties to such transaction in the year preceding the merger, exceeds NIS 150 million (approximately $39.6 million), adjusted annually to the Israeli consumer price index, and the annual sales volume in Israel of at least two of the companies which are parties to such transaction exceeds NIS 10 million each (approximately $2.64), and also if after the consummation of such transactions, the joint market, in Israel, or at any identified geographic part of Israel will be in excess of 50% with respect to such products and services.

10.C	Material Contracts

On February 4, 2010, we entered into an Underwriting Agreement with Needham & Company, LLC and Roth Capital Partners LLC, for the sale of 3,850,000 ordinary shares of the company, with an additional 577,500 ordinary shares to be sold pursuant to an overallotment option. On February 9, 2010, we successfully consummated an underwritten public follow-on offering of 4,427,500 ordinary shares (which amount of shares included ordinary shares sold pursuant to the overallotment option) at a price per ordinary share of $4.15, in consideration of approximately $17.0 million, net.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% for the 2011 tax year. Prior to the enactment of the Law for Changing the Tax Burden in Israel (the "Tax Change Law"), the corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the Tax Change Law provides that the corporate tax rate will be increased to 25% in 2012.

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

Currently, we have three Approved Enterprise plans under the Investments Law, which entitle us to certain tax benefits. Each of these Approved Enterprises is under the Alternative Track, which allows us, inter alia, a two year period of exemption of taxes for undistributed income pertaining to these enterprises. Some of these plans have already expired (before their benefits were utilized). In 2011, based on Company investments in property and equipment in the years 2009 and 2008, the Company submitted a request to approve a new plan (fourth plan) as an Approved Enterprise in accordance with the Amendment to the Investment Law.  The commencing year was 2010. The expected expiration year is 2021.

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

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15% (iii) non-Israeli residents - 15%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The New Amendment also revised the Grant Track to apply only to approved programs located in Development Region “A” and shall provide not only cash grants (as prior to the Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%). In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Company.

The provisions of the New Amendment shall not apply to existing “Benefited Enterprises” or “Approved Enterprises”, which will continue to be entitled to the tax benefits under the Investment Law, as has been in effect prior to the New Amendment, unless the company owning such enterprises had made an election to apply the provisions of the New Amendment (such election cannot be later rescinded), which is to be filed with the Israeli Tax Authority, not later than the date prescribed for the filing of the company’s annual tax return for the respective year,. A company owning a Benefited Enterprise or Approved Enterprise which made such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Benefited Enterprise to its Israeli corporate shareholders tax free.

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

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for the development or promotion of the Industrial Enterprise over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

There is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation of the Company Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance of 1961 (New Version) (the "Ordinance") distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

As of 2012, the capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% (up from 20% in 2011) due to the enactment of the Tax Change Law, which came into force in January 1, 2012. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30% (up from 25% in 2011).

The real capital gain derived by corporations will be generally subject to a corporate tax rate of 25% in 2012 (up from 24% in 2011).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income - 25% for corporations in 2012 (up from 24% in 2011) and a marginal tax rate of up to 48% in 2012 (up from 45% in 2011)   for individuals. Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the  Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after  January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and/or an individual (the withholding tax rate applicable to individuals had been 20% in 2011).

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and June 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends. A distribution of dividend by our company from income attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise will be generally subject to withholding tax in Israel at the following tax rates: Israeli resident individuals -  15%; Israeli resident companies – 0% for a Preferred Enterprise and 15% for an Approved Enterprise/Benefited Enterprise; Non-Israeli residents – 15% (or 4% under the Ireland Track), subject to a reduced rate under the provisions of any applicable double tax treaty.  As of January 1, 2012, a distribution of dividends from income, which is not attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

As of January 1, 2012, the Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise Benefited Enterprise/Preferred Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's/Benefited Enterprise's/Preferred Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporations – 0% to a Preferred Enterprise or 15% to an Approved Enterprise/Benefited Enterprise, (ii) Israeli resident individuals – 15%, and (iii) non-Israeli residents – 15% (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty.   If the dividend is distributed from income not attributed to the Approved Enterprise/Benefited Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (a) for securities registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%, and (iii) non-Israeli residents - 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a "controlling shareholder" (as defined above) at the time of the distribution or at any time during the preceding 12 months period)), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

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

Availability of Reduced Tax Rates

U.S. legislation reduced to 15% the maximum U.S. Federal income tax rate on certain long-term capital gains and on qualifying dividends. Long-term capital gains from the sale of our ordinary shares may be eligible for this reduced rate, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits.  After 2012, the maximum rate on long-term capital gains is scheduled to be 20%.  Subject to the discussion below, dividends, if any, may also be eligible for this reduced rate, provided that we do not constitute a passive foreign investment company (a “PFIC”).  However, tax rates are subject to change, especially given the uncertain economic conditions in the United States and the size of the federal deficit.  U.S. holders should consult their tax advisors.

Distributions on the Ordinary Shares

We currently do not intend to pay dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “— Dividends”. In general (and subject to the PFIC rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If holding period and other requirements are met, dividends paid to non-corporate U.S. holders in taxable years beginning no later than December 31, 2012 should generally qualify for the reduced maximum tax rate of 15% as long as our common shares remain “readily tradable on an established securities market in the United States,” provided that we are not considered a PFIC (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain, and as long-term capital gain if the U.S. holder’s holding period exceeds one year, from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

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

Passive Foreign Investment Companies

In general, a foreign (i.e., non-U.S.) corporation will be a PFIC for any taxable year in  which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (1) 75% or more of its gross income in the taxable year is “passive income,” or (2) assets held for the production of, or that produce, passive income comprise 50% or more of the average of its total asset value in the taxable year. For purpose of the income test, passive income includes dividends, interest, royalties, rents, annuities and net gains from the disposition of assets, which produce passive income. For purposes of the assets test, assets held for the production of passive income includes assets held for the production of, or that produce dividends, interest, royalties, rents, annuities, and other income included in the income test. In determining whether we meet the assets test, cash is considered a passive asset and the total value of our assets generally will be treated as equal to the sum of the aggregate fair market value of our outstanding stock plus our liabilities. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The income test is conducted at the taxable year-end. The asset test is conducted on a quarterly basis and the quarterly results are then averaged together.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2011. For 2011, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2011. Nonetheless, there is a risk that we were a PFIC in 2011 or we will be a PFIC in 2012 or subsequent years because there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2012 or a subsequent year.  Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A non-U.S. holder may be subject to a U.S. federal withholding tax at a rate of 30% on certain payments made beginning January 1, 2014 to certain non-U.S. entities if certain disclosure requirements related to U.S. accounts maintained by, or the U.S. ownership of, the non-U.S. holder are not satisfied.  Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of our common stock that can produce U.S.-source dividends.  Non-U.S. holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our common stock.

United States Information Reporting and Backup Withholding

In general, U.S. holders may be subject to certain information reporting requirements under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as the Company.  Failure to comply with these information reporting requirements may result in substantial penalties.

For example, recently enacted legislation generally requires certain individuals who are U.S. holders to file Form 8938 to report the ownership of specified foreign financial assets for tax years beginning after March 18, 2010 if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions).  For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally $50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc.  Certain domestic entities that are U.S. holders may also be required to file Form 8938 in the near future.  U.S. holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at the rate of 28% (increasing to 31% for payments made after December 31, 2012). Certain holders (including, among others, corporations) are generally not subject to information reporting and backup withholding.  A U.S. holder generally will be subject to backup withholding if such holder is not otherwise exempt and such holder:

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

Impact of Currency Fluctuation

Substantially all of our sales are made in U.S. dollars. Over 50% of our expenses in 2011 were in dollars or in NIS linked to the dollar. The remaining expenses were in currencies other than the U.S. dollar, and mainly NIS. The dollar cost of our operations in countries other than the U.S., is negatively influenced by any devaluation of the U.S. dollar against other currencies. During 2011, the value of the U.S. dollar revaluated against the NIS by 7.6%, and devaluated against the Yen by approximately 4.9%. The value of the U.S. dollar devaluated against the Euro by approximately 3.3%. During the first six months of 2011 the value of the U.S. dollar devaluated against the NIS by approximately 3.8%, devaluated against the Yen by approximately 0.6% and revaluated against the Euro by 8.3%. During the last six months of 2011 the value of the U.S. dollar revaluated against the NIS by approximately 11.9%, against the Yen by approximately 4.4% and against the Euro by approximately 10.7%. During the first 2 months of 2012, the U.S. dollar devaluated by 1.4% against the NIS, revaluated by 3.1% against the Euro and by 5.3% against the Yen.

As of December 31, 2011, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2011 and are expected to continue to be affected by such currency fluctuations in 2012.

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

In 2011, the Company entered into currency-forward transactions and currency-put options (NIS/dollar, Euro/dollar, Yen/dollar) of approximately $42.5 million with settlement dates through 2011-2012, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $42.5 million. In accordance with ASC 815-10 the Company recorded in 2011 an increase of approximately $0.7 million in fair market value in “Other Comprehensive Income”.

Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2011, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currency, held at December 31, 2011, by approximately $0.3 million.

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

Item 15.  Controls and Procedures

(a)        Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2011.

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

You may review our code of conduct on our website, http://www.nova.co.il under “Corporate/Corporate Governance”.

Item 16C.  Principal Accountant Fees and Services

During each of the last two fiscal years, Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Brightman Almagor Zohar & Co.”) has acted as the our registered public accounting firm and independent auditors.

Audit Fees

Brightman Almagor Zohar & Co. billed the Company approximately $94,000 for audit services for each of the fiscal years 2010 and 2011, respectively, including fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. The audit fees in 2011 include fees associated with the audit of management assessment of internal control over financial reporting.

Audit-Related Fees

Brightman Almagor Zohar & Co. did not bill for any audit-related services in 2011 or 2010, except as included under the caption “Audit Fees”.

Tax Fees

Brightman Almagor Zohar & Co. did not bill the Company for any tax advice services for fiscal year 2011 or 2010.

All Other Fees

Other than Audit Fees and Tax Fees described above, Brightman Almagor Zohar & Co. billed the Company approximately $18,000 for SEC compliance related services and services related to the Office of Chief Scientist and Investment Center, for each of the fiscal years 2010 and 2011.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Brightman Almagor Zohar & Co. each year, the engagement is approved by the audit committee of the board of directors. The Company’s audit committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal 2011 and 2010, the Company’s audit committee approved all of the services provided by Brightman Almagor Zohar & Co.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In 2011, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

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

Item 19.    Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Nova Measuring Instruments LTD.

We have audited the accompanying consolidated balance sheets of  Nova Measuring Instruments Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles, generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Brightman Almagor zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
March 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Nova Measuring Instruments LTD.

We have audited the internal control over financial reporting of Nova Measuring Instruments LTD. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the company and our report dated March 28, 2012 expressed an unqualified opinion on those financial statements.

/s/ Brightman Almagor zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
March 28, 2012

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,
	2011	2010
CURRENT ASSETS
Cash and cash equivalents	$18,716	$25,394
Short-term interest-bearing bank deposits	66,247	35,562
Held to maturity securities	1,582	--
Trade accounts receivable, net of allowance for doubtful accounts of $2 and $122, respectively	13,402	13,162
Inventories (Note 3)	9,608	10,849
Deferred income tax assets (Note 9)	2,500	--
Other current assets	1,173	1,736
TOTAL CURRENT ASSETS	113,228	86,703

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	545	631
Other long-term assets	291	163
Severance pay funds (Note 6)	2,885	2,786
	3,721	3,580

FIXED ASSETS, NET (Note 4)	5,998	3,094

TOTAL ASSETS	$122,947	$93,377

CURRENT LIABILITIES
Trade accounts payable	$8,305	$9,956
Deferred revenues	2,172	3,397
Other current liabilities (Note 5)	8,082	7,908
TOTAL CURRENT LIABILITIES	18,559	21,261

LONG-TERM LIABILITIES
Liability for employee severance pay (Note 6)	3,851	3,709
Deferred revenue	611	--
Other long-term liability	20	23
TOTAL LONG TERM LIABILITIES	4,482	3,732

COMMITMENTS AND CONTINGENCIES (Note 7)	--	--
TOTAL LIABILITIES	23,041	24,993

SHAREHOLDERS’ EQUITY (Note 8)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, 26,467,542 shares issued and outstanding at December 31, 2011 and 25,374,844 shares issued and outstanding at December 31, 2010	72	71
Additional paid-in capital	108,804	104,661
Accumulated other comprehensive income	(402)	338
Accumulated deficit	(8,568)	(36,686)
Total shareholders’ equity	99,906	68,384

Total liabilities and shareholders’ equity	$122,947	$93,377

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,
	2011	2010	2009

REVENUES:
Products	$85,562	$71,790	$29,639
Services	17,266	14,830	9,679
	102,828	86,620	39,318

COST OF REVENUES:
Products	33,789	29,056	12,732
Services	11,043	10,148	8,999
	44,832	39,204	21,731

GROSS PROFIT	57,996	47,416	17,587

OPERATING EXPENSES:

Research and development, net of participation by the Office of the
Chief Scientist of $2,155 , $2,212 and $2,209, respectively (Note 7a)	18,677	12,445	6,865
Sales and marketing	11,373	10,133	6,014
General and administrative	3,229	2,968	2,240
	33,279	25,546	15,119

OPERATING INCOME	24,717	21,870	2,468

INTEREST INCOME, NET	901	305	163

INCOME BEFORE INCOME TAXES	25,618	22,175	2,631

BENEFIT FROM DEFERRED INCOME TAXES	2,500	--	--

NET INCOME FOR THE YEAR	$28,118	$22,175	$2,631

NET INCOME PER SHARE:

Net income per share:
Basic	$1.07	$0.91	$0.14
Diluted	$1.04	$0.86	$0.13

Shares used in calculation of net income per share:
Basic	26,232	24,448	19,473
Diluted	26,931	25,692	20,089

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands)

					Accumulated
	Ordinary			Additional	other		Total	Total
	Shares			Paid-in	Comprehensive	Accumulated	Comprehensive	Shareholders’
	Number	Amount		Capital	Income (loss)	Deficit	Income (loss)	Equity (loss)

Balance as of January 1, 2009	19,378	$55		$83,969	$(191)	$(61,492)		$22,341
Employee share-based plans	599	1		1,252				$1,253
Amortization of deferred stock based compensation				454				454
Change in fair market value of hedging derivatives					236		$236	236
Net income for the year						2,631	2,631	2,631
Total comprehensive income							$2,867	2,867
Balance as of December 31, 2009	19,977	$56		$85,675	$45	$(58,861)		$26,915
Shares issued in public offering	4,428	12		16,956				16,968
Exercise of warrants	336	1						1
Employee share-based plans	557	2		1,320				1,322
Shares issued under employee share-based plans	77	(*	)					-
Amortization of deferred stock based compensation				710				710
Increase in fair market value of derivatives					293		$293	293
Net income for the year						22,175	22,175	22,175
Total comprehensive income							$22,468	$22,468
Balance as of December 31, 2010	25,375	$71		$104,661	$338	$(36,686)		$68,384
Exercise of warrants	581	1		1,772				1,773
Employee share-based plans	436	(*	)	936				936
Shares issued under employee share-based plans	76	(*	)					-
Amortization of deferred stock based compensation				1,435				1,435
Increase in fair arket value of derivatives					(740)		$(740)	(740)
Net income for the year						28,118	28,118	28,118
Total comprehensive income							$27,378	$27,378
Balance as of December 31, 2011	26,468	$72		$108,804	$(402)	$(8,568)		$99,906

(*)  Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9
CASH FLOWS – OPERATING ACTIVITIES
Net income for the year	$28,118	$22,175	$2,631
Adjustments to reconcile net income to net cash from (used in) operations:
Depreciation and amortization	1,700	1,260	1,254
Amortization of deferred stock-based compensation	1,435	710	454
Deferred income taxes	(2,500)	-	-
Increase (decrease) in liability for employee termination benefits, net	43	108	(159)

Increase in trade accounts receivables	(240)	(1,617)	(8,762)
Decrease (increase) in inventories	(1,056)	(7,526)	2,695
Decrease (increase) in other current and long term assets	(305)	197	(421)
Increase (decrease) in trade accounts payables and other long term liabilities	(1,639)	6,242	234
Increase in other current liabilities	159	2,740	1,169
Increase (decrease) in short and long term deferred income	(614)	1,543	(882)
Net cash provided by (used in) operating activities	25,101	25,832	(1,787)

CASH FLOWS – INVESTING ACTIVITIES
Increase in short-term interest-bearing bank deposits	(30,685)	(26,955)	(8,510)
Investments in short-term held to maturity securities	(1,582)	-	-
Decrease (increase) in long-term interest-bearing bank deposits	86	(70)	(17)
Purchase of fixed assets	(2,307)	(1,565)	(403)
Net cash used in investing activities	(34,488)	(28,590)	(8,930)

CASH FLOWS – FINANCING ACTIVITIES
Shares issued in a public offering	-	16,968	-
Shares issued under employee share-based plans	2,709	1,323	1,253
Net cash provided by financing activities	2,709	18,291	1,253

Increase (decrease) in cash and cash equivalents	(6,678)	15,533	(9,464)
Cash and cash equivalents – beginning of year	25,394	9,861	19,325
Cash and cash equivalents – end of year	$18,716	$25,394	$9,861

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A - NON CASH ACTIVITIES

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Transfer of assets from inventory to fixed assets	$2,297	$626	$218

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

The Company has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, The Netherlands, Taiwan and Korea. The subsidiaries (the “subsidiaries”) are engaged in pre-sale activities and providing technical support to customers.

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

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (the “dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency. Certain of the dollar amounts in the financial statements may represent the dollar equivalent of other currencies, including the New Israeli Shekel (“NIS”).

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

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing deposits) with maturity dates not exceeding three months from the date of deposit.

C.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis.

D.	Short-Term Held to Maturity Investments

Securities held to maturity include investments in debt securities that the Company has positive intent and ability to hold to maturity. Securities held to maturity are measured at amortized cost.

Short-term held to maturity investments include investments in debt securities with maturities of more than three months but less than one year.

E.	Inventories

Inventories are presented at the lower of cost or market. Cost is determined as follows:

Raw materials-on the average cost basis.

Finished goods and work in process - on actual production cost basis (materials, labor and indirect manufacturing costs).

The Company writes down product inventory, based on assumptions about future demand and market conditions.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.	Fixed assets

Fixed assets are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets. Estimated useful life, in years, is as follows:

Years
Electronic equipment	3-7
Office furniture and equipment	7-15

Leasehold improvements are amortized using the straight-line method, over the  useful lives of the improvements.

G.	Accrued Warranty Costs

Accrued warranty costs are calculated in respect of the warranty period on the Company’s products (generally one year) and are based on the Company’s prior experience and in accordance with management’s estimate. See Note 5B for disclosure with regard to accrued warranty costs.

H.	Revenue Recognition

On January 1, 2011, the Company adopted the Financial Accounting Standards Board ASU No. 2009-13, ”Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements” and ASU No. 2009-14, “Certain Revenue Arrangements That Include Software Elements” on a prospective basis for applicable transactions originating after January 1, 2011.

Revenues from the sale of products are recognized when all the following criteria have been met: a persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collection of resulting receivables is probable and there are no remaining significant obligations.

ASU No. 2009-13, requires allocation of arrangement consideration among the separate units of accounting based on their relative selling prices. The selling price for each unit of accounting is determined based on a selling price hierarchy using either vendor specific objective evidence (“VSOE”) of selling price, third party evidence of selling price (“TPE”) or the vendor’s best estimate of estimated selling price (“ESP”) for that deliverable. Use of the residual method is prohibited. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The adoption of this standard did not have a material impact on the Company’s Consolidated Statements of Operations.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

H.	Revenue Recognition (cont.)

ASU No. 2009-14,  modified the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s functionality.

The adoption of this standard did not have a material impact on the Company’s Consolidated Statements of Operations.

Revenues from Service contracts generally specify fixed payment amounts for periods longer than one month, and are recognized on a straight line basis over the term of the contract.

I.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Office of the Chief Scientist (“OCS”) as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Royalty expenses are determined based on actual revenues and presented in Cost of Goods Sold.

J.	Income Taxes

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes”. Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income tax bases of assets and liabilities and their reported amounts in the financial statements, and for tax loss carryforwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence.

ASC 740-10 requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Share-Based Compensation

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

Stock Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2011	2010	2009
Risk-free interest rate	1.35%	2.35%	2.88%
Expected life of options	4.75 years	6.25 years	6.25 years
Expected volatility	88.06%	81.77%	79.17%
Expected dividend yield	0%	0%	0

L.	Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share.” Pursuant to which, basic earnings (loss) per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilutive effect of all convertible securities. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 2,453,000 in 2009, 490,500 in 2010 and 449,237 in 2011.

M.	Derivative Financial Instruments

ASC 815 requires the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Impairment of long-lived assets

Long-lived assets, held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values.

O.	New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among other matters, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity's shareholders' equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. The Company does not expect ASU 2011-04 to have a material effect on its consolidated financial statements.

In June 2011, the FASB amended its guidance on the presentation of comprehensive income. The amendment eliminates the alternative of presenting items of other comprehensive income in the statement of changes in equity and requires an entity to present the components of net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements. Adoption of this guidance will be effective as of January 1, 2012. The amendment will impact the presentation of the financial statements but will not impact the Company's financial position, results of operations or cash flows.

NOTE 3 - INVENTORIES

A.

	As of December 31,
	2 0 1 1	2 0 1 0

Raw materials	$589	$1,425
Work in process	5,195	3,931
Finished goods	3,824	5,493
	$9,608	$10,849

Including write-off of $1,019 and $265 for 2011 and 2010 respectively, presented in the cost of goods sold.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4 - FIXED ASSETS, NET

	As of December 31,
	2 0 1 1	2 0 1 0
Cost:
Electronic equipment	$13,283	$9,891
Office furniture and equipment	856	677
Leasehold improvements	3,217	2,444
	17,356	13,012
Accumulated depreciation and amortization:
Electronic equipment	8,719	7,443
Office furniture and equipment	648	632
Leasehold improvements	1,991	1,843
	11,358	9,918
Net book value	$5,998	$3,094

NOTE 5 - OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 1 1	2 0 1 0

Accrued salaries and fringe benefits	$3,869	$3,936
Accrued warranty costs (See B below)	2,044	2,347
Governmental institutions	1,066	890
Investment in financial instruments	402	-
Other	701	735
	$8,082	$7,908

B.	Accrued warranty costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2011 and 2010:

	As of December 31,
	2 0 1 1	2 0 1 0

Balance as of beginning of year	$2,347	$963
Services provided under warranty	(2,518)	(1,869)
Changes in provision	2,215	3,253
Balance as of end of year	$2,044	$2,347

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6 - LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s most recent salary. The liability is partially covered through insurance policies purchased by the Company and deposits in a severance fund. Severance-pay expenses amounted to $42, $844 and $692 for year 2011, 2010 and 2009, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

A.
The Company has received grants in the aggregate amount of $20,829 from the OCS, as participation of up to 60% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. Royalty expense amounted to $265 and $130 for the years 2011 and 2010, respectively. The balance of the contingent liability to the OCS as of December 31, 2011 was approximately $17,517 (December 31, 2010: $14,586).

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2015. The minimum rental payments are as follows:

Year
2012	$1,083
2013	$150
2014	$74

Rental expense for the facilities amounted to $1,283, $1,125 and $1,096 for 2011, 2010 and 2009, respectively.

NOTE 8 - SHAREHOLDERS’ EQUITY

A.	Rights of Shares

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

On February 28, 2007, the Company entered into Share Purchase Agreement with four investors for the private placement of 1,937,983 ordinary shares of the Company, at a price of $2.58 per share, for gross proceeds of $5,000. As part of the transaction, the Company issued warrants to the investors for the purchase of 1,453,485 additional ordinary shares at an exercise price of $3.05 per share. On March 13, 2007, the shares were issued and the proceeds from the private placement were received. 872,092 warrants were exercised and converted into 336,134 shares by one investor in March, 2010. 581,393 warrants were exercised and converted into 581,393 shares by another investor during January 2011.

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

Stock Options

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9
Cost of Revenues:
Products	$202	$97	$82
Services	91	35	35

Research and Development expenses	601	313	211
Sales and Marketing expenses	470	141	89
General and Administration expenses	71	124	37
Total	$1,435	$710	$454

Stock options usually vest over four years and their term may not exceed 10 years. The exercise price of each option is usually the market price of the underlying share at the date of each grant.

Through December 31, 2011, 9,506,057 share options have been issued under the plans, of which 3,698,125 options have been exercised, 4,227,998 options have been cancelled, and 634,252 options were exercisable as of December 31, 2011.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

D.	Employee Incentive Plans (Cont.)

The weighted average fair value (in dollars) of the options granted during 2011, 2010 and 2009, according to Black-Scholes option-pricing model, amounted to $5.94, $4.06 and $0.72 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

Summary of the status of the Company’s share option plans as of December 31, 2011, 2010 and 2009, as well as changes during each of the years then ended, is presented below:

	2 0 1 1		2 0 1 0		2 0 0 9
	Share	Weighted average exercise	Share	Weighted average exercise	Share	Weighted average exercise
	options	price	options	price	options	price

Outstanding - beginning of year	1,631,072	2.96	1,827,862	1.99	2,122,534	2.42
Granted	444,237	8.81	490,500	5.66	626,600	1.01
Exercised	436,601	2.12	557,407	2.45	598,585	2.10
Cancelled	62,894	4.05	129,883	1.73	322,687	2.53
Outstanding - year end	1,575,814	4.84	1,631,072	2.96	1,827,862	1.99

Options exercisable at year-end	634,252	2.95	697,336	2.23	852,559	2.77

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 - SHAREHOLDERS’ EQUITY (Cont.)

D.	Employee Incentive Plans (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2011:

Outstanding as of				Exercisable as of
December 31, 2011				December 31, 2011
Range of exercise	Number	Weighted average remaining contractual	Weighted average exercise	Number	Weighted average
prices	outstanding	life	price	exercisable	exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)
0.43-1.95	446,704	6.2	1.19	240,060	1.26
2.06-2.87	231,965	2.5	2.86	231,839	2.86
4.01-4.78	171,250	8.4	4.36	65,001	4.36
5.48	5,000	5.6	5.48	1,672	5.48
6.08-6.70	306,725	8.4	6.40	93,180	6.36
7.37-7.40	10,000	8.9	7.40	2,500	7.40
8.4-10.83	404,170	6.5	8.97	-	-
	1,575,814	6.4	4.84	634,252	2.95

Unrecognized compensation expense

As of December 31, 2011, there was $2,209 of total unrecognized compensation cost related to non-vested employee options and $229 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's common stock on a one-for-one basis and vest 25% on each of the first, second, third and fourth anniversaries of the grant date and are not entitled to dividends or voting rights, if any, until they are vested. The fair value of the RSU awards is being recognized on a straight-line basis over vesting period. As of December 31, 2011, 331,451 RSU’s, had been issued, 153,812 RSU’s had been vested 1,350 had been cancelled. As of December 31, 2010, 308,530 RSU’s, had been issued, 76,878 RSU’s had been vested, none of which had been cancelled.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 - INCOME TAXES

A.	Law for the Encouragement of Capital Investments – 1959

Part of the Company’s investment in equipment has received approvals in accordance with the Law for the Encouragement of Capital Investments, 1959 (“Approved Enterprise” status) in three separate investment plans. The Company has chosen to receive its benefits through the “Alternative Benefits” track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 4 years and for the second and third plans for a period of 2 years. Thereafter a reduced tax rate of 25% will be applicable for an additional period of up to 3 years for the first plan and 5 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. The first and second plan benefit periods have already expired. The benefit period of the third plan have not yet commenced.

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

In 2011, based on Company investments in property and equipment in the years 2009 and 2008, the Company submitted a request to approve a new plan (fourth plan) as a Privileged Enterprise in accordance with the Amendment to the Investment Law.  The commencing year was 2010. The expected expiration year is 2021.

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

The income of the Company that is not derived from assets, which are eligible for reduced taxation benefits, as described above, is taxed at the statutory rate for Israeli companies (see F below).

In the event of distribution by the Company of a cash dividend out of retained earnings that were tax exempt due to its approved enterprise status, the Company would have to pay a 25% corporate tax on the income from which the dividend was distributed. A 15% withholding tax may be deducted from dividends distributed to the recipients.

Up to date, the Company has not had earnings attributable to Approved Enterprise programs.

On January 6, 2011 an amendment to the Law for the Encouragement of Capital Investment-1959 (the "Law") was published. The amendment has a substantial effect on the current provisions of the Law. The followings are the major changes in the amendment:

1.	A company located in Preferred Area A can file for both grants and tax benefits.

2.	The requisites for benefits were changed with most significant change is that the Minimum investment requirement was removed. In addition the definition of Approved entity was changed.

3.	The income attribution based on revenues was cancelled, the result is that Approved entity would be taxable on its' entire income at a fixed rate.

4.	Tax exemption was cancelled.

5.	Dividend payable from preferred income would be tax exempt.

6.	The Grant Rate out of the approved investment would be up to 24%.

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

The Tax rates applicable to Approved Industrial Enterprise would be 6% and 12% for those located in Preferred Area A or elsewhere, respectively, with effectiveness for the taxable year of 2015 and onwards. Prior to 2015 the following tax rates will be applicable:

For the years 2011-2012, 10% and 15% respectively and for the years 2013-2014, 7% and 12.5% respectively.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 1 1	2 0 10

Israel net operating loss carry-forwards (*)	$6,231	$7,170
U.S. net operating loss carry-forwards	-	29
Temporary differences relating to reserve and allowances	1,709	1,413
Total net deferred tax asset before valuation allowance	7,940	8,612
Valuation allowance	(5,440)	(8,612)
Net deferred tax asset	$2,500	$-

(*)       Deferred taxes were calculated based on effective tax rates.

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. Since the realization of the net operating loss carry-forwards and deductible temporary differences in 2010 and 2009 was not considered more likely than not, a valuation allowance has been established for the full amount of the tax benefits.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 - INCOME TAXES (Cont.)

C.	Deferred Taxes

For 2011, based on historical taxable income from continuing operations and projections for future taxable income the Company determined that it is more likely than not that some of its deferred tax assets are expected to be realized, and reversed part of the valuation allowance. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of tax benefit of $2,500 in 2011.

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2011, 2010 and 2009 in the amount of approximately $25,000, $60,000 and $78,000, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

D.	Tax Reconciliation

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year Ended December 31,
	2011	2010	2009
Net income before taxes	$25,618	$22,175	$2,631

Theoretical tax expenses	6,148	5,544	684

Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - net	36	117	63
Deferred taxes on carryforward tax losses for which valuation allowance was provided	(3,731)	-	-
Change in valuation allowance	(4,881)	(5,609)	(783)
Other	(72)	(52)	36
	(8,648)	(5,544)	(684)
Actual tax expense (benefit)	$(2,500)	$-	$-

E.	Effective Tax Rates

The Company’s effective tax rates differ from the statutory rates applicable to the Company for all years presented due primarily to its  tax losses carry-forward.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 - INCOME TAXES (Cont.)

F.	Tax Assessments

The Company has either received final tax assessments or the applicable statute of limitations rules have become effective through tax year 2007. One subsidiary received final tax assessments through tax year 2007. The other subsidiaries did not receive final tax assessments since their incorporation.

G.	Uncertain Tax Positions

The taxation of the Company's business is subject to the application of multiple and sometimes conflicting tax laws and regulations as well as multinational tax conventions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation and the evolution of regulations and court rulings. Consequently, taxing authorities may impose tax assessments or judgments against the Company that could materially impact its tax liability and/or its effective income tax rate.

H.	Income from other sources in Israel

Income not eligible for benefits under the Approved Enterprise Law mentioned in a. above is taxed at the corporate tax rate of 26% in 2009, 25% in 2010 and 24% in 2011. On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published in the official gazette, under which the previously approved gradual decrease in corporate tax was cancelled. The corporate tax rate increased to 25% from 2012.

NOTE 10 - GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9
	%	%	%

USA	20	40	27
Europe	8	2	3
Japan	3	5	12
Asia Pacific excluding Japan	69	53	58
Total	100	100	100

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 - GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9
	%	%	%

Customer A	6	17	21
Customer B	1	3	4
Customer C	3	8	5
Customer D	29	24	46
Customer E	5	13	-
Customer F	8	15	-
Customer G	9	-	-
Customer H	6	-	-
Others	33	20	24
Total	100	100	100

C.	Assets by location

Substantially all fixed assets are located in Israel.

NOTE 11 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2011 amounted to $205 (2010 - $227, 2009 - $210). The number of stock options granted to directors in 2011 amounted to 50,000 (125,000 were granted in 2010 and 70,000 were granted in 2009). Revenue from sales to a related party in 2009 amounted $26.

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

At December 31, 2011 and 2010 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 - FINANCIAL INSTRUMENTS (Cont.)

B.	Hedging activities

The Company enters into forward contracts and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses and anticipated probable transactions which are expected to be denominated in New Israeli Shekel ("NIS").

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not hold or issue derivatives for trading purposes.

The notional amounts of the hedging instruments as of December 31, 2011 and December 31, 2010 were $8,905 and $5,901, respectively. The terms of all of these currency derivatives are less than one year.

Derivative Instruments

The fair value of derivative contracts as of December 31, 2011 and December 31, 2010 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2011	2010	2011	2010
Derivatives designated as hedging instruments	$—	$338	$402	$—

The following table represents the balance of derivative instruments as of December 31, 2011 and 2010, and their impact on accumulated other comprehensive income for the year ended December 31, 2011:

Balance at December 31,2010	$338
Amount of loss recognized in OCI	(244)
Amount of gain reclassified from OCI to income	(496)
Balance at December 31,2011	$(402)

The impact of derivative instrument on total operating expenses in the year ended December 31, 2011, 2010 and 2009 was:

	2 0 1 1	2 0 1 0	2 0 0 9
Gain (loss) on derivative instruments	$496	$113	$(315)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Gabi Seligsohn
Gabi Seligsohn
President and Chief Executive Officer

Date:  March 28, 2012

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

4.5
2007 Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 5, 2007 (File No. 333-147140)(.

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

4.9
Summary of Supplement to Lease Agreement, dated October 30, 2010, by and between Nova and Ef-Shar Ltd. (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2011).

4.10	Summary of Supplement to Lease Agreement, dated May 15, 2011, by and between Nova and Ef-Shar Ltd. (filed herewith).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2011)
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Brightman Almagor & Co. (filed herewith).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under these sections.