Form 20-F
period 2012-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2013-03-11
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

Dror David, +972-73-2295833, +972-8-9407776, P.O.B 266, Rehovot 7610201, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,681,876 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2012.

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

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to our anticipated sales, revenues and expenses in 2013, our expectations with respect to our business and operations and our ability to gain market share are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions and factors related to the conditions of the global markets and the global economy. Various other factors that could cause our actual results to differ materially are set forth in “Item 3D. Risk Factors” in this annual report on Form 20-F and elsewhere herein.

- ii -

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.	Selected Financial Data

The following selected consolidated financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$38,969	$39,318	$86,620	$102,828	96,168
Cost of revenues	25,986	21,731	39,204	44,832	45,014
Gross profit	12,983	17,587	47,416	57,996	51,154
Operating expenses:
Research and development expenses, net	8,606	6,865	12,445	18,677	24,594
Sales and marketing expenses	7,503	6,014	10,133	11,373	11,998
General and administrative expenses	3,199	2,240	2,968	3,229	3,978
Other operating expenses	633	-	-	-	-
Total operating expenses	19,941	15,119	25,546	33,279	40,570
Operating income (loss)	(6,958)	2,468	21,870	24,717	10,584
Financing income (expenses), net	1,537	163	305	901	1,368
Income (loss) before income taxes	(5,421)	2,631	22,175	25,618	11,952
Income taxes expenses (benefit)	-	-	-	(2,500)	124
Net income (loss) for the year	$(5,421)	$2,631	$22,175	$28,118	11,828

Income (loss) per share:
Basic	$(0.28)	$0.14	$0.91	$1.07	$0.44
Diluted	$(0.28)	$0.13	$0.86	$1.04	$0.43

Shares used in calculation of net income (loss) per share:
Basic	19,369	19,473	24,448	26,232	26,619
Diluted	19,369	20,089	25,692	26,931	27,277

	December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	20,246	25,067	65,442	94,669	106,298
Total assets	35,791	40,924	93,377	122,947	142,044
Capital stock (including additional paid-in capital)	84,024	85,696	104,646	108,710	111,062
Shareholders’ equity	22,341	26,915	68,384	99,906	114,771

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

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

The semiconductor capital equipment market and industries, which are highly cyclical, experienced a steep upturn in 2010 and 2011, after a significant decline in sales in 2008 and 2009. According to Gartner, Inc., a market research company, the forecast for year 2013 (as of December 2012), predicts a 10% decrease in wafer fab equipment (WFE) spending. Although we rely on market research companies, we cannot predict the length and strength of the downturns or expansions.

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

As a result, we may have difficulty achieving continued profitability during a protracted slowdown.

If we do not respond effectively and on a timely basis to rapid technological change, our ability to attract and retain customers could be diminished, which would have an adverse effect on our sales and ability to remain competitive.

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

We depend on PEM for sales of our integrated metrology systems, and the loss of our PEM as business partners could harm our business.

We believe that sales of integrated metrology systems will continue to be an important source of our revenues. Sales of our integrated metrology systems depend upon the ability of PEMs (process equipment manufacturers) to sell semiconductor equipment products that are able to include our metrology systems as components. If our PEMs are unable to sell such products, or if they choose to focus their attention on products that do not integrate our systems, our business could suffer. If we were to lose our PEMs as business partners for any reason, our inability to realize sales from integrated metrology systems could harm our business. We may not be able to develop or market new products, which could slow or prevent our growth.

Some of our commercial agreements with process equipment manufacturers and customers may include exclusivity provisions. Such exclusivity obligations may prevent us from engaging in certain business relationships with third parties, and thus may affect our ability to introduce new products into relevant markets.

Some of our commercial agreements with process equipment manufacturers and customers may include exclusivity provisions, which prevent us from engaging in certain business relationships with third parties. These exclusivity obligations are usually limited in terms of scope and length, and they usually affect our ability to engage in certain business activities relating to a specific technology, component or product. When considering whether to enter into any such exclusivity arrangements, we usually take into the consideration the terms of the exclusivity (e.g. length and scope), the expected benefit to the Company, and the risks and limitations associated with such exclusivity undertakings. Exclusivity obligations relating to our technology and products may affect our ability to commercialize our products, engage in potentially beneficial business relationships with third parties, or introduce new products into relevant markets, which could slow or prevent our growth.

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

Starting year 2009, we have been able to demonstrate continued profitability, yet since our inception in 1993, we have had several years of losses and we may incur net losses in future years. As of December 31, 2012, we had an accumulated profit of approximately $3.3 million. We plan to increase our aggregate operating expenses in 2013 relative to 2012. However, our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover the increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown.

Our dependence on a single manufacturing facility magnifies the risk of an interruption in our production capabilities.

We have only one manufacturing facility, which is located in Weizman Science Park, Ness-Ziona-Rehovot, Israel (the "Manufacturing Facility"). Although we adopted a disaster recovery plan, any event affecting this site, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

Our lease agreements for our Manufacturing Facility include provisions that exempt the landlord and others from liability for damages to our Manufacturing Facility.

Pursuant to our lease agreements for our Manufacturing Facility (which is also our headquarters), the landlord and anyone on its behalf, and additional companies in Weizman Science Park are exempt from any liability for direct or consequential damages to our Manufacturing Facility, except in the event of willful misconduct. While we have an insurance policy against certain damages, the aforementioned exemption of liability could compromise our ability to recover the full amount of such damages, and consequently we may incur substantial costs upon the occurrence of such damages.

Because shipment dates may be changed and some of our customers may cancel or delay orders with little or no penalty, and since we encounter difficulties in collecting cancellation fees from our customers, our backlog may not be a reliable indicator of actual sales and financial results.

We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified. In general, our ability to rely on our backlog for future forecasting and planning is limited because shipment dates may be changed,  some customers may cancel or delay orders with little or no penalty, and our ability to collect cancelation fees from customers is not assured. Thus, our backlog may not be a reliable indicator of actual sales and financial results.

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

We depend on a small number of large customers, and the loss of one or more of them could significantly lower our revenues.

Like our peers serving the semiconductor market, our customer base is highly concentrated among a limited number of large customers. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered to be our major customers and the percentage of our revenue represented by each major customer may vary from period to period. The loss of any one of our major customers would adversely affect our revenues. Furthermore, if any of our customers become insolvent or have difficulties meeting their financial obligations to us for any reason, we may suffer losses.

We operate in an extremely competitive market, and if we fail to compete effectively, our revenues and market share will decline.

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics, Inc., Rudolph Technologies, Inc., and KLA-Tencor Corp. which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with process equipment manufacturers, such as Tokyo Electron Ltd., which manufactures integrated metrology products and with process equipment manufacturers, such as Applied Materials, Inc., which develop in-situ sensors and products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

We believe that the semiconductor capital equipment market is undergoing consolidation. A number of capital equipment suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies, Inc. acquired August Technologies, Inc., in 2006 Nanometrics acquired Soluris, Inc. and Accent Technologies, Inc., in 2007 KLA-Tencor Corp. acquired Therma-Wave, Inc. and Nanometrics acquired Tevet Ltd., and in 2011 Nanometrics acquired Nanda Technologies. We believe that similar acquisitions and business combinations involving our competitors, our customers and the process control manufacturers may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer service, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors or customers could jeopardize our competitive position.

We may not be successful in our efforts to complete and integrate future acquisitions, which could disrupt our current business activities and adversely affect our results of operations or future growth.

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

As of February 15, 2013, we have been granted about 100 U.S. patents and have 21 U.S. patent applications pending including US provisional patent applications. In addition, we have been granted approximately 40 non-U.S. patents and have about 30 non-U.S. patent applications pending.

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

Our principal customers are located in Taiwan, South Korea, China, the United States, Germany and Singapore, and we produce our products in Israel. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

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

A number of Asian countries have experienced political and economic instability. For instance, Taiwan and China have had a number of disputes, as have North and South Korea, and Japan has for a number of years experienced significant economic instability. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. We have subsidiaries in Taiwan, Japan and South Korea and we have significant customers in Taiwan and South Korea as well as in China. An outbreak of hostilities or other political upheaval, economic downturns or the occurrence of a natural disaster in these or other Asian countries would likely harm the operations of our customers in these countries, causing our sales to suffer.

A large number of our ordinary shares continue to be owned by a relatively small number of shareholders, whose future sales of our shares, if substantial, may depress our share price.

If our principal shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options or warrants, the market price of our ordinary shares may fall. As of February 15, 2013, we had 26,717,578 ordinary shares outstanding. Based on reports filed with the Securities and Exchange Commission, which we also refer to herein as the Commission or SEC, information provided to us by our transfer agent and information provided by certain shareholders, our largest shareholder held approximately 8.14% of our outstanding ordinary shares as of February 15, 2013.

Certain shareholders may control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

To the best of our knowledge, approximately 32.95% of our outstanding ordinary shares are cumulatively held by five of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these five shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this annual report on Form 20-F.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2012, approximately 98% of our cash reserves were invested in Israeli based bank institutions, of which 40% was invested in one institution. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2012, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Related to Operations in Israel

Potential political, economic and military instability in Israel may adversely affect our growth and revenues.

Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Although most of our sales are currently being made outside Israel, potential political, economic and military conditions in Israel directly affect our operations.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. In July 2006, there have been extensive hostilities along Israel’s northern border with Lebanon. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel and continuous rocket attacks into southern and center of Israel in December 2008 and in November 2012. Some of the November 2012 rocket attacks have resulted in damages in areas which are close to our Manufacturing Facility. Moreover, since December 2010, there has been a wave of protests and civil resistance demonstrations in several countries in the Middle East and North Africa, including Egypt and Syria, both of which share a border with Israel. The demonstrations and acts of civil resistance in Egypt led to the resignation of the former Egyptian president Hosni Mubarak and to extensive revisions in the Egyptian governmental structure. It is not clear how this revolutionary wave, also known as the Arab Spring, will develop and how it will affect the political and security situation in the Middle East. It is also not clear how it will affect Israel and its relationship with its Arab neighbors. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. The Syrian Civil War, and the violent acts of President Bashar al-Assad against the protest movement known as the Arab Spring, brought tension to the Israel’s border with Syria. The tension between Israel and Iran may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Moreover, the resumption of hostilities in the region, and the on-going tension in the region, have a negative effect on the stability of the region which might have a negative effect on our business and harm our growth and revenues.

Our operations may be disrupted by the obligation of key personnel to perform military service.

Some of our executive officers and employees in Israel are obligated to perform significant periods  of military reserve service until the age of 40 for soldiers and until the age of 45 for officers. This time-period may also be extended by the Military Chief of the General Staff and the approval of the Minister of Defense or by a directive of the Minister of Defense in the event of a declared national emergency. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees due to military service. To date, our operations have not been materially disrupted as a result of these military service obligations. Any disruption in our operations due to such obligations would adversely affect our ability to produce and market our existing products and to develop and market future products.

Provisions of our Amended and Restated Articles of Association and Israeli law may delay, prevent or make difficult an acquisition of Nova, which could prevent a change of control and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, for special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Item 10.B, “Additional Information – Memorandum and Articles of Association”. For a more detailed discussion regarding some anti-takeover effects of Israeli law.

These provisions of Israeli law may delay, prevent or make difficult an acquisition of Nova, which could prevent a change of control and therefore depress the price of our shares.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Amended and Restated Articles of Association and by the Israeli Companies Law, 1999 (the “Companies Law”). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Because most of our revenues are generated in U.S. dollars, but a significant portion of our expenses is incurred in currencies other than U.S. dollars, and mainly New Israeli Shekels, our profit margin may be seriously harmed by currency fluctuations.

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2012, the U.S. dollar revaluated against the NIS by 2.3%, after devaluated  by approximately 5.8% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

We participate in government programs under which we receive tax and other benefits. These programs impose restrictions on our ability to use the technologies developed under these programs. In addition, the reduction or termination of these programs would increase our costs.

We receive royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS, for the financing of certain of our research and development programs that meet specified criteria. We are also eligible to receive tax benefits under Israeli law for capital investments that are designated as “approved enterprises”. To maintain our eligibility for these programs and tax benefits, we must continue to meet certain conditions, including paying royalties related to grants received and making specified investments in fixed assets. Some of these programs also restrict our ability to manufacture particular products and transfer particular technology, which were developed as part of the OCS's programs outside of Israel. The restrictions associated with receiving such OCS's grants may require us to obtain approval of the research and development committee nominated by the OCS for certain actions and transactions and pay additional royalties to the OCS. Such approval may be given only if the recipient abides by all the provisions of the law and related regulations. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted.

If we fail to comply with these conditions in the future, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. In addition, if we fail to comply with certain restrictions associated with receiving such OCS's grants, we may be subject to criminal charges. In each of the years 2011 and 2010, we recorded an aggregate of $2.2 million, in grants under Israeli government programs, and in 2012 we received grants which totaled $1.7 million. As of December 31, 2012, our contingent liability to the Office of the Chief Scientist for grants received was approximately $19.8 million. (See also Note 7A to our consolidated financial statements contained elsewhere in this report). From time to time, we submit requests for new grants from the Office of the Chief Scientist and for expansion of our approved enterprise programs. These requests might not be approved. Also, the Israeli government may reduce or eliminate these benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations. In addition, if we increase our activities outside Israel due to, for example, future acquisitions or outsourcing of manufacturing or development activities, these activities generally will not be eligible for inclusion in Israeli grants or tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future and our grants may continue to reduce.

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

Our ordinary shares are listed for trading on The NASDAQ Global Select Market and on the Tel Aviv Stock Exchange Ltd., or TASE. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on The NASDAQ Global Select Market and New Israeli Shekels on the TASE. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

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

We believe that in 2012 we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2012. Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2013. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of a corporation’s assets, the trading price of our ordinary shares and the amount and type of its gross income. Therefore, there can be no assurances that we will not become a PFIC for the current fiscal year ending on December 31, 2013, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

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

During 2003, we began expanding our product offerings to include stand-alone systems. In recent years stand-alone metrology has started to account for a significant portion of our overall revenues.

Until 2008, most of our products were sold to process equipment manufacturers such as Applied Materials, Inc. and Ebara Corp., which later sold these products to semiconductor manufacturers. In recent years, however, we have completely changed our business model, selling most of our products directly to semiconductor manufacturers. Through this process, which has also enabled us to introduce to these customers additional products and features, we have improved our products gross margins. In parallel, we continue to work with the process equipment manufacturers as business partners for future products and process control solutions.

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

We are a worldwide leading designer, developer and producer of optical metrology solutions comprised of integrated process control metrology systems as well as stand-alone metrology used in the manufacturing process of semiconductors. Metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide. Our systems were first installed in 1995 and, since that time, we have sold more than 2,600 metrology systems.

The semiconductor manufacturing process starts with a flat silicon discs known as silicon wafer, which has been highly polished on one side to a mirror finish, upon which circuits are constructed. To construct the circuits, a series of layers of thin films that act as conductors, semiconductors or insulators are applied to the polished side of the wafer. During the manufacturing process, these film layers are subjected to processes which remove portions of the film layers, create circuit patterns and perform other functions. The semiconductor manufacturing process requires exacting steps and strict control of equipment performance and process sequences. Tight control can be achieved through monitoring silicon wafers and measuring relevant parameters before or after each process step with metrology tools such as those we produce.

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

We have always emphasized our integrated metrology solutions as this continues to be an area where we have a leading position. In addition, in the past few years, we developed and started manufacturing stand-alone metrology systems, leveraging our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings of stand-alone metrology systems. Over the past several years we developed several generations of Stand-Alone metrology tools. Through a customer driven roadmap which aligns our development efforts with both R&D as well as high volume manufacturing needs of our customers, we have been able to build a differentiated product offering. The success of this endeavour has allowed us to grow this aspect of our business such that it now represents a significant part of our overall business. Today, both stand-alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand-alone products are compatible or complementary and used in a customized way to meet specific customer needs.

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

The Semiconductor Manufacturing Process

Semiconductors typically consist of transistors or other components connected by an intricate system of circuitry on silicon wafers. Integrated circuit manufacturing involves well over a dozen individual steps, some of which are repeated several times, through which numerous copies of an integrated circuit are formed on a single silicon wafer. Typically, up to 30 very thin patterned layers are created on each wafer during the manufacturing process. At the end of the manufacturing process, the wafer is cut into individual chips or dies. Because semiconductor specifications are extremely exacting, and integrated circuits are becoming more complex, requiring ever more sophisticated manufacturing processes, the process steps are constantly monitored, and critical parameters are measured at each step using metrology equipment.

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

To meet the processing challenges posed by ever smaller feature sizes and because of the use of new materials such as copper in the manufacture of integrated circuits, manufacturers are increasingly using a process technology known as Chemical Mechanical Polishing, or CMP. CMP removes uneven film material deposited on the surface of the wafer from processes such as CVD and photolithography by carefully “sanding” the wafer with abrasives and chemicals, creating an extremely flat and even surface for the patterning of subsequent film layers. Metrology systems are used to control and verify the results of the CMP process by measuring the thin film layer to determine when the correct thickness has been achieved.

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

The World Economy – Update

Global Insight, the analyst company, forecasts the world GDP to grow by 2.2% in 2013 compared to an increase of 2.2% in 2012, and forecasts the U.S. GDP to grow by 1.9% in 2013.

Gartner Inc. forecasts semiconductor revenues to increase by 4.5% in 2013, compared to a decrease of 3.0% in 2012. In addition, Gartner Inc. forecasts WFE sales in 2013 to decrease by 9.7% following a forecast decrease of 17.4% in 2012.

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

•
Transition to 3D device structures. Foundries will be adopting 3D FinFET transistors to get improved performance and use less power in 1x technology nodes. Memory makers will move to 3D NAND and vertical structures for next generation NAND technology. These trends will require process control with metrology solutions capable of measuring critical dimensions in these 3D structures that are currently supported only by optical metrology technology.

•
Transition to 3D Integration Technology. Three-dimensional (3D) integration of active devices, directly connecting multiple IC chips, offers many benefits, including power efficiency, performance enhancements, significant product miniaturization, and cost reduction. It provides an additional way to extend Moore’s law beyond spending ever-increasing efforts to shrink feature sizes. A critical element in enabling 3D integration is the Through-Silicon Via (TSV); TSV provides the high-bandwidth interconnection between stacked chips. The TSV process is now beginning to enter production. In the case of TSV, since multiple chips are connected, the process has to achieve and maintain very high yield levels in order to be economically viable. TSV metrology solution are required to closely monitor and measure depth, side-wall slope, top and bottom diameter (CD), and bottom curvature.

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

Expected equipment spending in 2013

We believe that in 2013 equipment spending will be focused around three main areas:

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

Metrology plays an important role in all of the above. We believe that we are well positioned for technology as well as expansion buys and retrofit opportunities with our newer stand-alone products, the NovaScan 3090Next, the Nova T500,the Nova T600 and the Nova v2600 for the TSV market, and our state of the art integrated metrology products, the NovaScan 3090Next IM and the new generation Nova i500.

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

In prior years, most of our integrated metrology products were sold through process equipment manufacturers (such as Applied Materials, Inc. and Ebara Corporation). These products are later sold by the process equipment manufacturers to the semiconductor manufacturers. In recent years, we have made efforts to sell our integrated metrology products directly to the semiconductor manufacturers, in order to provide more favorable commercial terms to end users, PEM’s and our Company as well as deepen our technological cooperation with the end users and expand our product offering through new, and previously unavailable, features and functionality. These efforts resulted in a significant shift towards direct sales of our integrated metrology products since 2009. We can not foresee the long-term impact of a move to direct sales, due to the competitive landscape and overall market conditions.

Stand-Alone Metrology

As stated above, we pioneered the area of integrated metrology and to-date revenues from that product continue to represent the larger portion of our overall revenues. With the adoption of our technology and the formation of long standing relationships with leading manufacturers, we have come to realize that our technology can be extended beyond integrated metrology into areas such as stand-alone metrology. Accordingly, in the past few years we developed stand-alone metrology tools to perform measurements similar to those performed by our integrated metrology tools. The expression “stand-alone metrology” generically describes free standing metrology equipment which sits inline, i.e., next to the processing equipment and receives cassettes or FOUP of wafers to allow sampling of a few or several wafers from each cassette it receives. There are several types of stand-alone metrology tools each of which performs a distinct type of measurement, e.g., defect inspection, electrical performance, microscopic analysis, cross sections, etc. Our specific focus is in the area of optical CD measurement which is generally utilized in order to characterize critical dimensions on a wafer, their width, shape and profile. This technology is utilized today in several areas of the fab such as photolithography, etch, CMP, selective deposition of thin films, etc. The key advantage offered by this technique is that it provides visualization of the full cross-section-like profile of the structure, while remaining non-destructive and extremely fast with very high accuracy and repeatability. Adding stand-alone metrology to our product portfolio has allowed us to expand our reach into areas of the fab that have been slower to adopt integrated metrology or such areas that can be properly controlled with a lower sampling scheme offered by a stand-alone measurement tool.

We introduced this concept in 2006 and we were successful in penetrating several accounts since then, allowing us to see a significant increase in our overall customer base with the stand-alone products. With the introduction of stand-alone metrology, we have expanded our addressable markets and are now able to provide metrology solutions for four of the five critical manufacturing steps, as opposed to the one or two we were previously able to provide, when our product offering was limited.

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

In addition to the above applications, in 2012, we introduced a stand-alone product for the emerging 3D-interconnect market. This internal development is based on an extension of our existing technologies.

Our suite of technological capabilities includes:

•
Broadband Spectrophotometry. Our broadband Spectrophotometry capabilities range from deep ultraviolet to near infrared. This technology enables fast, accurate and small spot size film thickness measurement in a large range of applications on a very cost effective basis, both as an integrated system and as a stand-alone system.

•
Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry technology. These systems use a fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost effective system development. Scatterometry provides two and three dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real time metrology of the most advanced design rules, down to 14 nm and below. A key component in scatterometry technology is the modeling software which converts raw spectra coming from the measurement tool into useful information in terms of customer parameters. This segment of the technology is where we currently focus our attention and where we have also acquired specific advantages due to our unique solutions. Some of Nova metrology solutions use multi-channel reflectometry to reduce the ambiguity, increase the sensitivity to critical parameters, and improve measurement accuracy. The measurements are gathered using different wave lengths, polarizations and directions in order to deliver highly-accurate results.

•
Dark Field Reflectometry - In order to further increase the variety of independent channels, we implemented measurement schemes based on the notion of dark-field (DF) detection. In DF measurements, the optical system is designed so that light going through 'simple' reflection from the sample is blocked before detection. Dark field reflectometry is implemented in Nova’s V2600 for measurements of Through-Silicon-Via (TSV). In order to isolate and highlight the signal related to reflection from TSV side walls, we implemented a dark-field method by which all light specularly reflected from the wafer top surface is blocked, and only light that has entered the via is collected for analysis. This method is beneficial for the characterization of the TSV profile, allowing sensitivity to the via side walls and bottom characteristics.

•
Imaging and image processing.  One of Nova's key core technologies is high-end optical imaging. As part of this specialty, Nova has implemented advanced image processing algorithms, sophisticated navigational channels, and robust pattern recognition capabilities, in its tools.

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

•
The NovaScan 3090Next is currently our main product. Targeted at 45 nm and 32 nm technology nodes this tool was released in 2006 and provided significant improvements in throughput, accuracy, tool to tool matching and spectral range over the older NovaScan 3090. It also improved overall tool reliability. The NovaScan 3090Next is available as integrated metrology and as stand-alone metrology systems for both thin film and Optical CD (scatterometry) applications.

•
The Nova T500 stand-alone product family, targeted at technology nodes ranging from 32nm and smaller than 20nm. The Nova T500 features improved metrology performance, improving both accuracy and tool to tool matching, providing industry leading throughput of 250WPH.

•
The new generation Nova i500 integrated metrology features the same metrology as the Nova T500 for complete stand-alone to integrated metrology compatibility. The Nova i500 features advanced metrology for technology nodes smaller than 20nm and high throughput that meets the standards of next generation polishers. The Nova i500 demonstrated more than 30% improvement in throughput, was qualified for high throughput polishers and showed improved precision and tool matching compared to the previous model in various production scenarios.

•
The Nova T600 is the latest addition to the stand-alone product family, targeted at technology nodes of 2x and beyond. The Nova T600 features multi-channel reflectometry configuration that is optimized for best sensitivity on small features and critical device parameters, such as measurement of high-aspect-ratio structures. Nova T600 is designed to meet the challenging cost of ownership requirements of semiconductor customers, achieved through a combination of high throughput, Modular Metrology, and the flexibility to optimize optical configuration and tool type to best serve application needs. Nova T600 is aimed in assisting memory manufacturers in developing their next generation cutting edge technology in the 1Xnm tech node.

•
The Nova V2600, announced on July 2012, enables chipmakers to accelerate the development and improve production yield of multi-chip integrations that rely on TSVs (Through Silicon Vias). The new Nova V2600 TSV Metrology system, developed in collaboration with device makers, allows accurate measurement of critical TSV features such as side-wall angle, bottom diameter, and bottom curvature. This process control solution delivers complete TSV dimensional metrology in a high-throughput production-ready system for the industry’s transition to 3D integration in production. Nova V2600 collects a dark-field reflectometry spectrum that is highly sensitive to variations in TSV internal structures, and has a unique capability to extend measuring of future TSVs with diameters below 5 microns. Nova V2600 fits into the production-proven Nova Modular MetrologyTM platform that accommodates two metrology units on a single compact frame. This high-throughput platform is recognized for providing superior cost of ownership and operational flexibility.

•
NovaMars is an advanced scatterometry modeling and application development software tool enabling complex 2D, 3D and in-die measurements. Process engineers can harness the power and flexibility of the tool to develop their own scatterometry applications by themselves thus keeping the details of their process within the fab. Its user interface and high level of automation provide for easier and faster application development and eliminate discrepancies between different developers, enabling the best solution, independent of user proficiency. Combined with the NovaMARS innovative modeling software capabilities, the Nova T600, for example, provides the metrology precision and accuracy as well as application development flexibility needed for the development of most advanced technology nodes. The NovaMars is an integral part in all Nova integrated and stand alone solutions.

•
A closed loop control option for the NovaScan systems delivers reliable, highly automated wafer-to-wafer uniformity over chemical mechanical polishing manufacturing processes. The thickness data of every processed wafer is obtained and process parameters are fed back to adjust the next wafer polish.

•
Nova Fleet Management is Nova’s newest solution for managing large fleets of metrology tools and is designed to address the needs and working methodologies of Metrology and Process Engineers in the fab. The solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova systems. Comprised of a centralized server dedicated for databases and data storage, network-connected tools and servers, Nova Fleet Management serves as the back-end platform that enables Wafer-less Recipe Creation (WRC) for simple and intuitive recipe creation without interfering with tool operation. It also supports distribution of recipes from a central location to multiple tools over the fab network in efficient and secure mechanism. The centralized server contains an advanced report generator for the analysis of the metrology spectral data collected from the tools as well as tool performance and health monitoring to ensure that your tools are operating within specifications and enabling you to monitor tools’ performance trends.

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, and include measurement instruments, optical modeling, image acquisition, pattern recognition, equipment integration and fab automation. Our research and development staff consists of about 118 highly skilled members, over 38 of which hold Ph.D’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations are certified as ISO9001/2000 quality standard.

The metrology and process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product lines is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2010, 2011 and 2012, our research and development expenses, net of participation by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, were $12.4 million, $18.7 million and $ 24.6 million respectively, representing, 14.4%, 18.2% and 25.6% of our respective total revenues for those years. The significant increase of R&D expenditures in 2012 represents our strategic choice to increase our market share in the growing Optical CD market as well as to develop new products beyond our existing fields. In the future, we plan to continue and expand our R&D investments in this area.

Our vision is to continue to be a market leader in the semiconductor process control market, increase our leadership in integrated metrology solutions and become the leader in the stand-alone Optical CD metrology market, and our research and development efforts and activities are designed to support this vision. Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Project initiation is based on a detailed project plan, risk and market analysis. Each project is monitored throughout its life cycle in a structured process, including design reviews and project management reviews. In the frame of our research and development activities we consider from time to time entering into intellectual property consortium arrangements. In 2012 we entered into several intellectual property consortiums, both in Israel and in Europe, in order to be able to support our customers in the expected 450mm wafer processing technology transition in the coming years.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of February 15, 2013, our portfolio includes about 100 U.S. patents and approximately 40 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2014 to 2025. We also have 21 U.S. patent applications pending and about 30 applications pending in other countries including 6 PCT applications. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. We have also registered 4 trademarks in the U.S. and 10 registered trademarks in countries other than the U.S.

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

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	Year ended December 31,
	2010	2011	2012
	(in thousands)
U.S.	$14,373	$20,230	$22,097
Europe	2,409	7,818	6,076
Japan	3,378	3,372	942
Asia-Pacific (excluding Japan)	66,460	71,408	67,053
Total	$86,620	$102,828	$96,168

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

	Year ended December 31,
	2010	2011	2012
Total revenues from five largest customers	78%	58%	72%

Range of revenues from five largest customers	8%-24%	6%-29%	5%-41%

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

Our current integrated metrology products primarily compete with products manufactured by Nanometrics. We have gained market share with the successful launch of NovaScan 3090 platform but we expect our integrated products to face intense competition in the coming years. In the stand-alone metrology field, we face intense competition in, from both Nanometrics and KLA-Tencor. We also compete against companies manufacturing other types of equipment as a result of the disruptive nature of the technology we offer. These companies include Hitachi hi-tech and Applied Materials in the area of CD-SEM and Rudolph Technologies in the area of acoustic measurement of copper lines.

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

Our main facilities, located in Ness-Ziona, Israel, occupy approximately 6,900 square meters, including: approximately 1,200 square meters of production facilities, approximately 4,500 square meters of research and development offices (including approximately 400 square meters of laboratories) and approximately 1,200 square meters of headquarters, sales and marketing, service and support and administration facilities. In 2013 we expect to occupy an additional space of approximately 1,340 square meters. For a summary of the main terms of our lease agreements, see Exhibit 4.7 to this annual report on Form 20-F.

Our subsidiaries lease offices in various locations, for use as a service and pre-sale facility. Our U.S. subsidiary leases approximately 300 square meters, our Japanese subsidiary leases approximately 34 square meters, our Taiwanese subsidiary leases approximately 640 square meters and our Korean subsidiary leases approximately 340 square meters.

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

Our business is greatly affected by the level of spending on capital equipment by semiconductor manufacturers. Capital expenditures by semiconductor manufacturers tend to be cyclical in nature and depend on numerous factors, many of which are beyond our control. Such factors include, inter alia, general economic conditions throughout the world and the demand and perceived demand for semiconductors. In addition, demand for our products and services is affected by the timing of new product announcements and releases by us and our competitors, market acceptance of our new or enhanced products and changes or advances in semiconductor design or manufacturing processes.

In the recent five years (2007-2012), we were able to present positive Cumulative Annual Growth Rate (CAGR) of approximately 10%, while Wafer Fab Equipment ("WFE") experienced negative CAGR of approximately 1%. We believe that this improved performance is attributed mainly to our focus on high growth segments of metrology and Optical CD and to our move to a direct sales business model. Industry forecasts indicate flat to modest increase in WFE spending in the next two years, and we believe we are well positioned to continue to grow as we continue our focus on high growth segments within the industry.

We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2012, product sales accounted for approximately 80% of our total revenues and services accounted for approximately 20%. Presently, we have no significant long-term debt, and during 2012 we increased our overall cash reserves by $4.3 million, through generating positive cash flow from operating activities. As of the end of 2012, we had overall cash reserves of $91.4 million and working capital of $106.3 million.

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

When evaluating the performance of the Company, our management tends to focus on several financial metrics and qualitative areas, including market share, gross margins, operating margins, inventory turns and days sales outstanding. Blended gross margins in 2012 were approximately 53%, while product sales presented gross margins of approximately 59% and services presented gross margins of approximately 30%. Our average inventory levels in 2012 were approximately 17% of annual sales. In 2012, average daily sales outstanding for total revenues were 58 and ranged between 54 and 66 days over the four quarters of 2012.

Significant Events in 2012 and Outlook for 2013

The year 2012 had several significant events:

•	Nova’s product business again exceeded industry performance.

•	Significant growth of foundry business mitigating the impact of softness in the memory side of Nova’s business.

•	Extending proliferation of stand alone metrology tools into existing customers

•	Significant adoption of Nova’s latest products:

o	NovaT600 and Nova i500 – selected for 1X and 2X technology nodes.

•	First shipment of 450mm tool to major PEM (Process Equipment Manufacturer) partner for early development.

•	Very successful new product introduction of the Nova V2600 for the 3D Interconnect market, positioning Nova well for market leadership once the industry moves to high volume manufacturing:

o	Multiple orders and installations at multiple customers.

o	Several interactions with additional customers for further proliferation during 2013.

o	Product utilizes patent pending differentiated capability.

•
Deep collaboration with multiple research institutes and customer technology development teams, utilizing a variety of Nova’s products, leading to Nova’s repositioning as a partner for long term technology development.

•	More than 80% of revenues during 2012 coming from technology nodes below 30nm.

•	Several joint publications with technology leading customers at industry symposiums.

In 2013, Nova plans to focus on the following:

•	Excellent execution of the ramp up of the 28nm technology node at leading foundry customers.

•	Support the initial ramp up of the 20nm technology node at foundries.

•	Support our customers’ transition to 3D device structures (both in memory and foundry sectors) to enable them to move to high volume manufacturing of advanced technology nodes.

•	Continued collaborations and joint research with leading semiconductor manufacturers and relevant leading research institutes.

•	Several new product introductions to extend the company’s market leadership of the integrated process control market.

•	Advance further with customer and PEM collaborations for the development of 450mm wafer size.

•	Several joint publications with technology leading customers at industry symposiums.

The challenges and risks we face in meeting our plans include:

•	On time delivery of “the right” process control solutions to meet the needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

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

We believe our business performance continues to be better than the industry as a whole. Reflecting back on our performance over the past five years, we see that our compound annual growth rate for the period between 2007-2012 was approximately 10%, while wafer fab equipment reduced by approximately 1%. This performance by Nova also exceeds that of the entire process control sector which was around 6% for that period. Furthermore, Nova’s strong and continued penetration into the growing foundry segment has yielded a CAGR of approximately 46% for the said period, while overall wafer fab equipment for the foundry segment only grew by approximately 18%.1

1 Based on Nova’s data and Gartner Inc.’s data of 2012 Q4.

It is our belief that we have been able to consistently do better than others as a result of a combination of factors:

•	Optical CD has become an enabler for the entire industry over the last few years

•	Nova’s Optical CD solutions are best of breed combining the best cost of ownership with the best metrology capabilities and advanced features and functionality

•	Our integrated process control solutions are adopted widely

•	Our solutions are disruptive and have caused customers to change their process control schemes in favor of the ones provided by Nova

Understanding the industry’s challenges for the next several technology nodes, it is our belief that we should continue to outgrow the industry going forward as the adoption of our solutions increases as a function of process complexity. We believe that our served addressable markets are continuously expanding as we penetrate more steps of the semiconductor manufacturing process.

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

For transactions containing multiple elements, revenue is recognized upon delivery of the separate elements, based on their relative fair value. The Company determines the selling price using vendor specific objective evidence (“VSOE”), if it exists, and otherwise uses estimated selling price (“ESP”). Third Party Evidence (“TPE”) is not typically used to determine selling prices as to limited availability of reliable competitor products’ selling prices. The ESP is established considering multiple factors including, but not limited to, gross margin objectives, pricing strategies, internal costs and other economic conditions. These factors are subjective in nature and any changes in these factors will affect the ESP and as a consequence revenues recognized.

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

	2010	2011	2012
USA	16%	20%	23%
Europe	3%	8%	6%
Japan	4%	3%	1%
Asia-Pacific (excluding Japan)	77%	69%	70%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers. In 2010, 2011 and 2012 our five largest customers accounted for 78%, 59% and 72% of our revenues, respectively. In 2010, 2011 and 2012 our single largest customer accounted for 24%, 29% and 41% of our revenues, respectively. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered being major customers and the percentage of our revenue represented by each major customer may vary from period to period. Therefore, the loss of any one of our major customers could materially and adversely affect us.

The sales cycle for our systems typically ranges from 6 to 12 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2012, our inventory levels at the end of each quarter ranged from $13.3 million to $19.4 million. We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified.

Our revenues decreased by 7% in 2012 following an increase of 19% and 120% increase in 2011 and 2010, respectively.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2010	2011	2012

Revenues from product sales	82.9%	83.2%	80.3%
Revenues from services	17.1%	16.8%	19.7%

Total revenues	100%	100%	100%

Cost of products sale	33.5%	32.9%	33.0%
Cost of services	11.7%	10.7%	13.8%
Total cost of revenues	45.3%	43.6%	46.8%

Gross profit	54.7%	56.4%	53.2%

Operating expenses:
Research and development expenses, net	14.4%	18.2%	25.6%
Sales and marketing expenses	11.7%	11.1%	12.5%
General and administrative expenses	3.4%	3.1%	4.1%

Total operating expenses	29.5%	32.4%	42.2%

Operating profit	25.2%	24%	11%

Financing income, net	0.4%	0.9%	1.4%
Income before income taxes	25.6%	24.9%	12.4%

Income tax expenses (benefit)	-	(2.4)%	0.1%

Net income	25.6%	27.3%	12.3%

Comparison of Years Ended December 31, 2012 and 2011

Revenues. Our revenues in 2012 decreased by $6.7 million, or 6.5%, compared to 2011, with revenues attributable to product sales accounting for $77.2 million, a decrease of $8.4 million, or 9.8%, compared to 2011, and revenues attributable to services accounting for $18.9 million, an increase of $1.7 million, or 9.8%, compared to 2011. The decrease in product sales revenue in 2012 was attributed to a decrease in capital spending throughout the industry during the second half of the year. The increase in services revenues is attributed mainly to the increase in our products’ install base and the related sales of service contracts.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2012 was $31.7 million, a decrease of $2.1 million, or 6.1%, compared to 2011. Our cost of revenues attributable to product sales, as a percentage of product revenues in 2012, was 41.1%, compared to 39.5% in 2011. Our gross margin attributable to product revenues in 2012 was 58.9%, compared to 60.5% in 2011. This decrease in gross margins in 2012 is mainly related to expenses which remain fixed while sales volumes decrease. Our cost of revenue attributable to service, as a percentage of service revenues in 2012, was 70.1%, compared to 64.0% in 2011. Our gross margin attributable to service revenues in 2012 was 29.9%, compared to 36.0% in 2011. The decrease in service gross margins in 2012 is mainly related to the increase in employee related costs.

Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the Office of the Chief Scientist. Our net research and development expenses increased by 31.7% to $24.6 million in 2012, compared to $18.7 million in 2011, after offsetting grants received or receivable from the Office of the Chief Scientist of $1.7 million in 2012 and $2.2 million in 2011. In 2012, net research and development expenses represented 25.6% of our revenues compared to 18.2% of our revenues in 2011. This increase in research and development expenses is mainly attributed to an increase in headcount and subcontractors to support our products roadmap. We expect to continue and expand our annual research and development efforts and expenses during 2013 in order to support the wider market opportunities that we see ahead of us, albeit with marginal headcount increase expected during the year.

Approximately 50% of our net research and development expenses in 2012 resulted from our research and development efforts relating to current products and product lines, and the rest were related to developing a technology infrastructure for next generation metrology tools and SW platforms and features.

Sales and Marketing. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses increased by 5.5% to $11.9 million in 2012, compared to $11.4 million in 2011. The increase in sales and marketing expenses is mainly attributed to the increase in headcount during 2012. Sales and marketing expenses represented 12.5% and 11.1% of our revenues in 2012 and 2011, respectively. The increase as a percentage of revenue is related to the increase in expenses which was coupled with the decrease in revenues in 2012.

General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses increased by 2.3% to $3.9 million in 2012, compared to $3.2 million in 2011. This increase in mainly attributed to increase in consulting costs relating to legal and financial matters. General and administrative expenses represented 4.1% and 3.1% of our revenues in 2012 and 2011, respectively. The increase as a percentage of revenue is mainly related to the increase in expenses which was coupled with the decrease in revenues in 2012.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. We recorded $0.1 million of income tax expenses compared with $2.5 million of income tax benefit in 2011. This change is mainly attributed to the change in deferred tax assets which is based on management estimation regarding future profitability amounts and timing.

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

Benefit from Income Taxes. In 2011, based on historical taxable income from continuing operations and projections for future taxable income we determined that it is more likely than not that some of our deferred tax assets are expected to be realized, as a result we recognized $2.5 million of income tax benefit.

5.B	Liquidity and Capital Resources

As of December 31, 2012, we had working capital of approximately $106.3 million compared to working capital of $94.7 million as of December 31, 2011.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2012 were $91.4million compared to $87.1 million as of December 31, 2011.

Trade accounts receivable increased from $13.4 million as of December 31, 2011 to $17.4 million as of December 31, 2012. Inventories increased from $9.6 million as of December 31, 2011 to $17.8 million as of December 31, 2012, mainly due to increase in manufacturing volumes in the end of 2012, which is also related to an expected increase in sales volumes in the first quarter of 2013.

Operating activities in 2012 generated positive cash flow of $7.7 million compared to a positive cash flow of $25.1 million in 2011.

The following table describes our investments in capital expenditures during the last three years:

	2010		2011		2012
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
			(in dollar thousands)
Electronic equipment	1,872	53	3,392	15	3,903	34
Office furniture and equipment	16	25	179	70	22	1
Leasehold improvements	314	0	742	99	1,131	3

Total	2,202	78	4,313	184	5,056	38

In 2012, the investment in capital expenditures was financed from our positive operating cash flow. The increase in capital expenditures for electronic equipment in 2012 and 2011 is mainly attributable to an increase in capital expenditure of electronic equipment used for our research and development labs and systems for our demonstration centers and application development. Although we currently have no significant capital commitments, we expect to spend approximately $6 million on capital expenditures in 2013, mainly for information systems improvements (software and hardware), electronic equipment used in our research and development labs and demonstration facilities and expansion of our facilities.

Our principal liquidity requirement is expected to be for working capital and capital expenditures. We believe that our current cash reserves will be adequate to fund our planned activities for at least the next 12 months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with our cash reserves together with positive cash flow from operations, if any. If these funds are insufficient to finance our future business activities, which may include acquisitions, we will have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

 Presently, we have no long-term debt, nor any readily available source of long-term debt financing such as a line of credit.

On February 9, 2010, we successfully consummated an underwritten public follow-on offering of 4,427,500 ordinary shares (including ordinary shares sold pursuant to the overallotment option) at a price per ordinary share of $4.15, in consideration of approximately $17.0 million, net.

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

Grants from the Office of the Chief Scientist

Under the Law for the Encouragement of Industrial Research and Development, 1984, or the R&D Law, a qualifying research and development program is eligible for grants of up to 50% of the program’s research and development expenses. The program must be approved by a committee of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS. The recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of  products (and related services) developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the R&D Law up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the R&D Law). Royalties are paid in NIS linked to the dollar at the exchange rate in effect at the time of payment. Following the full payment of such royalties and interest, there is generally no further liability for payment. Nonetheless, the restrictions under the R&D Law (as generally specified below) will continue to apply even after our company has repaid the full amount of royalty payable pursuant to the grants.

The pertinent obligations under the R&D Law are as follows:

•
Notices to the OCS: any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the OCS (and in the later event, the non-Israeli citizen or resident shall execute an undertaking towards to the OCS, in a form provided under the OCS guidelines).

•
Local Manufacturing Obligation: The terms of the grants under the R&D Law require that we manufacture the products developed with these grants in Israel. Under the regulations promulgated under the R&D Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the OCS (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate). This approval may be given only if we abide by all the provisions of the R&D Law and related regulations. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay increased royalties, as defined under the R&D Law. The total amount to be repaid to the OCS would also be adjusted to between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel. We note that a company also has the option of declaring in its OCS grant application an intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval. On January 6, 2011, the Israeli Knesset passed an Amendment to the R&D Law (the "Amendment"), under which it is clarified that even in the case where approval has been granted to manufacture outside Israel within the framework of approval of an R&D plan and in the case of the transfer of manufacturing at a rate that does not require the approval of the research committee (i.e. at rate of up to 10%), a company is obligated with regard to the transfer of manufacturing outside of Israel, to pay increased royalties to the State of Israel, at the rates set forth in the R&D Law.

•
Know-How transfer limitation: The R&D Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS funded know-how outside of Israel requires prior OCS approval and is subject to certain payment to the OCS calculated according to formulae provided under the R&D Law. If we wish to transfer OCS funded know-how, the terms for approval shall be determined according to the character of the transaction and the consideration paid to us for such transfer. Approval of the transfer of OCS funded technology to another Israeli company may be granted only if the recipient abides by all the provisions of the law and related regulations, including the restrictions on the transfer of know-how outside of Israel and the obligation to pay royalties in an amount that may be increased. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a new redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. Such new formula enacted lately in the framework of the Amendment and came into effect on November 5, 2012 when the new Regulations for the Encouragement of Research and Development in the Industry (the Maximum Payment for the Transfer of Know-How in Accordance with Section 19B(b)(1) and (2), 5777-2012 (the "Cap Regulations") were promulgated. The Cap Regulations establish a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS funded know-how, in whole or in part, or is sold as part of an M&A transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas shall be no more than 6 times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable; (ii) in the event that following the transactions described above (i.e. asset sale of OCS funded know-how or transfer as part of an M&A transaction) the company continues to conduct its R&D activity in Israel (for at least three years following such transfer and keeps on staff at least 75% of the number of R&D employees it had for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than 3 times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable.

Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted.

As of December 31, 2012, we received grants from the OCS in the aggregate amount of approximately $22.4 million. We are obligated to pay royalties of 3%-3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2012, our contingent liability to the OCS for grants received was approximately $19.8 million. See also Note 7A to our consolidated financial statements contained elsewhere in this report.

The funds available for grants from the OCS were reduced for 2004 and 2005, and the Israeli authorities have indicated that the government may further reduce or abolish grants of this kind in the future. Even if these grants are maintained, we might not receive them in the future and cannot presently predict the amount of any grants we might receive.

In addition to royalty-bearing grants from the OCS, in 2010, we participated in a 'Magnet' program, IMG4, sponsored by the OCS. Under the terms of this program, we were cooperating with additional companies and research institutes in Israel, organized in a consortium, for the development of advanced techniques for improved tool control. No royalties from this funding are payable to the Israeli government, however, the provisions of the R&D Law and related regulations regarding, inter alia, the restrictions on the transfer of know-how outside of Israel do apply. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right, under certain conditions, to utilize and implement such technology without having to pay royalties to the developing consortium member. Since our collaboration with this consortium will not deal with issues that are part of our core technology, we believe that it will have no effect on our strong intellectual property portfolio. The IMG4 program has ended during 2010.

In addition to royalty-bearing grants from the OCS, in 2012, we participated in a 'Magnet' program, METRO 450, sponsored by the OCS. Under the terms of this program, we are cooperating with additional companies and research institutes in Israel, organized in a consortium, for the development of pre-competitive elements of 450mm solutions. No royalties from this funding are payable to the Israeli government. However, the restrictions under the R&D Law (and the regulations promulgated thereunder) relating to the transfer of know-how outside of Israel do apply. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right, under certain conditions, to utilize and implement such technology without having to pay royalties to the developing consortium member. Since our collaboration with this consortium will not deal with issues that are part of our core technology, we believe that it will have no effect on our strong intellectual property portfolio.

5.D	Trend Information

For Information regarding most significant recent trends in our market, see “Item 4B – Our Market – The World Economy – Update” in this annual report on Form 20-F.

5.E	Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.F	Tabular Disclosure of Contractual Obligations

As of December 31, 2012 we had contractual obligations as described in the following table:

	Payment due by Period (in $ thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	4,227	1,659	2,490	78	--
Purchase Obligations	7,192	6,846	346	--	--
Other Long Term Liabilities	16	--	16	--	--
Total	11,435	8,505	2,852	78	--

Item 6. Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following is the list of senior management and directors as of February 15, 2013:

Name	Age	Position
Michael Brunstein	69	Chairman of the Board of Directors
Alon Dumanis	62	Director
Dan Falk	68	External Director
Naama Zeldis	49	External Director
Avi Cohen	59	Director
Gabi Seligsohn	46	President and Chief Executive Officer
Dror David	43	Chief Financial Officer
Eitan Oppenhaim	47	Executive Vice President Global Business Group
Gabi Sharon	50	Vice President Operations
Shay Wolfling	41	Chief Technology Officer
Hila Mukevisius	38	Vice President Human Resources
Dov Farkash	53	Vice President Business Development
Erez Sali	45	Vice President of Strategic Software Development
Michael Rybski	45	Vice President Product Development

Our directors (other than the external directors) serve as such until the next annual general meeting of our shareholders. Our external directors, in accordance with Israeli law, serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain conditions, and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company. Mr. Dan Falk was elected in 2005 to serve for a three-year term that expired in 2008. Mr. Falk was re-elected in 2008 for an additional three-year term that expired in 2011 and was re-elected in 2011 for an additional three-year term. Ms. Zeldis was elected in 2006 to serve for a three-year term that expired in 2009 and was re-elected in 2009 for an additional three-year term that expired in 2012. Ms. Zeldis was re-elected in 2012 to serve for an additional three-year term.

Our board of directors determined that Dan Falk, Naama Zeldis and Avi Cohen are independent directors under the Companies Law. In addition, our board of directors determined that Dan Falk, Naama Zeldis, Avi Cohen, Michael Brunstein and Alon Dumanis, qualify as ‘‘independent directors’’ as defined by The NASDAQ Stock Market.

Dr. Michael Brunstein was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. Dr. Brunstein is a chairman and serves on boards of directors of several privately owned companies. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from The Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University.

Dr. Alon Dumanis has served as a director of Nova since 2002. He is the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of Aposense (TASE-APOS), Xsight System, Softlib, Bondex, Clariton, DNR Imaging, and a member of the board of directors of Collplant (TASE-CLPT), and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (TASE-TDCM), of El Al Israel Airlines (TASE-LY), of Protalix Biotherapeutics (NYSE-PLX), and a former member of the board of directors of Inventech Investments Co. Ltd. (TASE-IVTC), Spectronix (TASE-SPCT) and Ice Cure (TASE-ICCM). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Dan Falk was elected as the Company’s external director in accordance with the provisions of the Companies Law in 2005, was re-elected for an additional term on September 25, 2008 and on June 30, 2011. Mr. Falk is a business consultant to public and private companies. During 1999 to 2000, Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV. Prior to that, Mr. Falk served as Executive Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk serves as a member of various companies’ boards of directors such as Orbotech Ltd., Nice Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., (all of which are companies publicly traded in the United States), Orad Hi-Tec Systems Ltd. (as chairman of the board of directors) and Amiad Water Systems (all of which are companies publicly traded in Europe) and Plastopil Ltd. (traded on the TASE). Mr. Falk’s son-in-law is a partner at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., our outside counsel.

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

Mr. Avi Cohen has served as a director of Nova since 2008. Mr. Cohen serves as the Chief Executive Officer of Rrsat Global Communications Network, a public company traded on NASDAQ. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO of ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S. During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group. From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Mr. Gabi Seligsohn has served as the President and Chief Executive Officer since August 2006. Having joined Nova in 1998, Mr. Seligsohn has served in several key positions in the Company including as the Executive Vice President, Global Business Management Group from August 2005 to August 2006. From August 2002 until August 2005 he was President of Nova’s U.S. subsidiary, Nova Measuring Instruments Inc. Prior to that he was Vice President Strategic Business Development of Nova Measuring Instruments Inc. where he established Nova’s PEM group managing the Applied Materials and Lam Research accounts between the years 2000 to 2002. From 1998 to 2000 he served as Global Strategic Account Manager for the Company’s five leading customers. Mr. Seligsohn joined Nova after two years service as Sales Manager for key financial accounts at Digital Equipment Corporation. Mr. Seligsohn holds an LL.B. from the University of Reading, Reading, England.

Mr. Dror David has served as the Chief Financial Officer since November 2005. Mr. David joined Nova in April 1998, as the Company’s Controller, and since then served in various financial and operational positions, including the position of Vice President of Resources, in which he was responsible for the finance, operations, information systems and human resources functions of the Company. Mr. David was also a leading member in the Company’s initial public offering on NASDAQ in 2000, the Company’s private placement in 2007 and the Company's secondary offering in 2010. Prior to joining Nova, Mr. David spent five years in public accounting with Delloitte Touch in Tel Aviv, specializing in industrial high-tech companies. Mr. David is a Certified Public Accountant in Israel, holds a B.A. in Accounting and Economics from Bar Ilan University, and an M.B.A. from Derby University of Britain.

Mr.Eitan Oppenhaim has served as the Executive Vice President Global Business Group since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Corporate Vice President and Europe General Manager of Alvarion Ltd., a global leader in 4G wireless communications providing WiMAX solutions. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd., a startup company which develops Test Management Solutions software for optimizing the test operation floor in the semiconductor industry. Prior to that, from 2002 till 2006, Mr. Oppenhaim served as President of the Flat Panel Displays division of Orbotech Ltd., a leader company for Automated Optical Inspection systems. From 2001 till 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a company which develops network management software solutions to telecom operators and service providers. Prior to that, from 1994 till 2001, Mr. Oppenhaim held several key sales positions at Comverse Network Systems Ltd., a supplier of value added services and customized solutions to telecom operators and service providers, and its subsidiary in Asia Pacific. Prior to joining Comverse, during the years 1983 and 1994, Mr. Oppenhaim served at the Israeli navy. Mr. Oppenhaim holds a BA in Economics and Accounting from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

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

Dr. Shay Wolfling joined Nova in 2011. Prior to joining Nova, Dr. Wolfling was an R&D manager of KLA-Tencor-Belgium (formerly ICOS Vision Systems, a publically traded company acquired by KLA in 2008), where he led multidisciplinary metrology & inspection development projects. From 2000 until its technology acquisition by ICOS in 2005, Dr. Wolfling was a founder and Vice President of Research and Development of Nano-Or-Technologies, a start-up company with a proprietary technology for 3D optical measurements. Dr. Wolfling took Nano-Or from the idea stage to initial product sales. Prior to founding Nano-Or, Dr. Wolfling was a project manager in Y-Beam-Technologies, a start-up offering laser-based skin treatments. Dr. Wolfling has several patents under his name in the field of optical measurements. Dr. Wolfling holds a B.Sc. in physics and mathematics from the Hebrew University of Jerusalem, Israel, a second degree in physics from Tel-Aviv University, Israel and a Ph.D. in physics from the Hebrew University of Jerusalem, Israel.

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

Mr. Dov Farkash has served as Vice President Business Development since October 2009. Mr. Farkash joined Nova in 2000, and till 2005 he served in various key sales positions in Nova. From 2005 until 2009, Mr. Farkash has served as VP Sales of Nova. Prior to joining Nova, Mr. Farkash served as worldwide Sales and Marketing Manager of AFCON Ltd., and AFCON Inc., USA. Prior to that, Mr. Farkash served in various managerial positions in software development in various Hi-tech companies. Mr. Farkash holds a B.Sc. in Computer Engineering and an MBA from the Technion – Israel Institute of Technology, Haifa, Israel.

Dr. Erez Sali joined Nova in 2012, as the Vice President of Strategic Software Development. In this role, Dr. Sali is responsible for Nova’s Optical CD software and its computation platform as well as additional software products that the company is developing. Previously, Dr. Sali served as the director of research at PrimeSense, an Israeli startup that developed the Kinect 3D sensor for Microsoft XBOX, where he oversaw the development of electro-optics and algorithms. Prior to that, Dr. Sali served as VP R&D at Topspin medical, as the director of product development at Negevtech and as R&D manager for the Assembly division at Orbotech.rez. Dr. Sali has over a dozen issued patents under his name and many patent applications as well as several scientific publications. Dr Sali holds a B.Sc. in mathematics, physics and computer science from the Hebrew University of Jerusalem, Israel, an M.Sc. in computer science from Tel-Aviv University, Israel and a Ph.D. in computer science from the Weizmann Institute in Rehovot, Israel.

Mr. Michael Rybski joined Nova in 2011 and has served as Vice President Product Development since 2012. Mr. Rybski brings over 15 years of experience in development and management of complex solutions in the semiconductor industry. Mr. Rybski has successfully led the development of new products from concept to market launch. Prior to joining Nova, Mr. Rybski served as project manager in R&D at Hp-Scitex, a large format digital printing company. Prior to that, he served as HW platform manager, project manager and as director of product development, leading the development of new products at Negevtech. Previously Mr. Rybski held different managerial positions in R&D at Applied Materials Israel, where he worked on a SEM based Automatic Review system. Mr.  Rybski holds a B.Sc. and an M.Sc. in Mechanical Engineering from the Technion – Israel Institute of Technology, Haifa, Israel.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B	Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer during 2012 (consisting of ten persons, including one former executive officer of the Company and one person who became an executive officer during 2012) was approximately $2.7 million including approximately $0.4 million, which was set aside for pension and retirement benefits and amounts expensed by the Company for automobiles made available to its executive officers.

The total amount paid or payable to the directors, including external directors, (consisting of five persons) for 2012 was $0.2 million.

As of February 15, 2013, 1,558,138 options to purchase our ordinary shares were outstanding to certain executive officers and directors (consisting of 14 persons), of which 824,324 options are currently exercisable or exercisable within 60 days of February 15, 2013. See “Item 6E. Share Ownership” in this annual report on Form 20-F.

The compensation arrangement of the Company’s directors (excluding the chairman of the board of directors and, unless approved otherwise, any other director who is also an employee of the Company), as approved by our shareholders at the 2012 annual general meeting, includes:

1.
An annual payment of US$18,000 (or an equivalent amount in NIS calculated into NIS according to a NIS 4.00 = US$1.00 exchange rate) but not less than the annual payment required under the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000, and the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 2000 (collectively, the “Regulations”).

2.	Additionally, the following payments (subject to the minimal and maximal payment restrictions applicable to the Company under the Regulations):

a.
for each meeting that the director or external director attends in person, an amount of US$600 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors);

b.
for each execution of a written consent in lieu of a meeting, an amount of US$300 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors); and

c.
for each meeting that the director or external director attends by teleconference, an amount of US$360 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors).

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

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

The Audit Committee is comprised of Dan Falk, Naama Zeldis and Avi Cohen. The audit committee is responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. According to the Companies Law, the audit committee must consist of at least three directors, must include all of the external directors and the majority of its members must be independent directors under the Companies Law. The following individuals may not be members of the audit committee: (i) the chairman of the board of directors; (ii) any director employed by the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iii) any director providing services on a regular basis to the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iv) any director whose main source of income comes from the Company’s controlling shareholder; or (v) the Company’s controlling shareholders or any of their relatives. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years. Under the Companies Law, the audit committee is responsible, among others, for (i) identifying deficiencies in the administration of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) evaluating the Company’s internal audit programme and the performance of the Company’s internal auditor and the resources at his/her disposal; (iv) reviewing the scope of work of the Company’s external auditor and making recommendations regarding his/her salary; and (v) creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company. The audit committee operates under a charter adopted by the board of directors.

The Compensation Committee is comprised of Naama Zeldis, Avi Cohen and Dan Falk. The function of the compensation committee is described in the approved charter of the committee, and includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s officers, directors and executives and the overall compensation programs and reviewing and approving, or if required by law, approving and recommending for approval by the board of directors, grants and awards under the Company’s equity incentive plans. The primary objective of the committee is to oversee the development and implementation of the compensation policies and plans that are appropriate for the Company in light of all relevant circumstances and which provide incentives that further the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing enduring shareholder value. Under the Companies Law (as recently amended; see “Item 10B. Memorandum and Article of Association – Compensation of Directors and Officers” in this annual report on Form 20-F), the compensation committee must consist of at least three directors, must include all the external directors, the majority of its members must be external directors, and its chairman must be an external director. In addition, all members of the compensation committee must meet the requirements under the Companies Law for membership in the audit committee, as described above.

Under the Companies Law and our compensation committee charter, our compensation committee is responsible, among others, for (i) recommending to the board of directors regarding its approval of a compensation policy in accordance with the requirements of the Companies Law, and any other compensation policies, incentive-based compensation plans and equity-based plans; (ii) overseeing the development and implementation of such compensation plans and policies that are appropriate in light of all relevant circumstances and recommending to the board of directors regarding any amendments or modifications that the compensation committee deems appropriate; (iii) determining whether to approve transactions concerning the terms of engagement and employment of our officers and directors that require compensation committee approval under the Companies Law or our compensation plans and policies; and (iv) taking any further actions as the compensation committee is required or allowed to under the Companies Law or the compensation plans and policies.

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

On September 7, 2010, our board of directors resolved to authorize the audit committee to fulfill the scope and act as the Company’s investment committee.

All committees are acting according to written charters that were approved by our board of directors. In February 2012, we adopted an internal enforcement plan which was approved by our board of directors. The internal enforcement plan, as part of which we adopted and implementing procedures and policies in order to comply with the provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), the Companies Law and the applicable guidelines issued by Israel Securities Authority. The internal enforcement plan includes, among others, the board committees’ charters, procedures with respect to related party transactions, insider trading, reporting and compliant, and a code of conduct.

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

6.D	Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2010(*)(**)	2011(*)(**)	2012(*)

Total Personnel	263	321	367

Located in Israel	188	229	264
Located abroad	75	92	103

In operations	65	73	80
In research and development	73	95	118
In global business	106	131	146
In general and administration	19	22	23
_______________________

(*) The numbers of employees set forth in this table do not include contractors and an insignificant number of temporary employees retained by the Company from time to time.
(**) The numbers set forth in these columns are adjusted to include employees only, excluding contractors.

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 15, 2013 by our executive officers and directors.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 15, 2013 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Based on information provided to us, each shareholder in the table below has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 26,717,578 ordinary shares outstanding as of February 15, 2013.

Executive Officers and Directors:	Number	Percent
Gabi Seligsohn(1)*	451,713	1.66%
14 directors and officers as a group (2)	824,324	2.99%
_______________________

* All other directors and executive officers each beneficially owned less than 1% of the Company’s shares.

(1) Includes 434,352 shares subject to options that are immediately exercisable or exercisable within 60 days of February 15, 2013 (expiration dates: 2013-2020; exercise prices ($/share): 1.25-8.40).

(2) Includes 785,163 shares subject to options that are immediately exercisable or exercisable within 60 days of February 15, 2013 (expiration dates: 2013-2020; exercise prices ($/share): 0.43-10.12).

Employee Benefit Plans

The share option plans active throughout 2012, are described below:

Option Plan 8 - As of December 31, 2012, options to purchase 1,496,620 ordinary shares at an exercise prices ranging from $1.79 to $2.87, the fair market value of Nova’s stock based on the date of grant, were granted under this plan. As of December 31, 2012, 674,500 options were exercised, 265,777 options were outstanding and exercisable and 556,343 options had been cancelled. We do not intend to grant any further options or shares under this plan.

2007 Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2007, was 2,500,000, subject to future increases or decreases by the Company. On May 1, 2012, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by one million shares, and amend the 2007 Incentive Plan to address a change in the clearing procedures of the TASE. In connection with the aforementioned increase, we have not obtained a shareholder approval as required under NASDAQ Listing Rules and followed in lieu home practice rules that do not require such approval. As of December 31, 2012, options to purchase 2,257,831 ordinary shares at an exercise prices which range from $0.43 to $10.83, the fair market value of Nova’s stock based on the dates of grant, were granted under this plan of which, as of December 31, 2012, 432,892 options were exercised, 597,155 options were outstanding and exercisable, 246,369 options had been cancelled and 981,415 were outstanding and unvested. As of December 31, 2012, 346,619 RSU’s had been issued, of which 236,224 had vested, 3,425 had been cancelled and 106,970 RSU's were outstanding.

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

For additional information regarding our employees' incentive plans, see Note 8 of our consolidated financial statements, contained elsewhere in this report.

Item 7. Major Shareholder and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of February 15, 2013 (unless otherwise stated below) for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 26,717,578 ordinary shares outstanding as of February 15, 2013.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Clal Electronics Industries Ltd.(1)	2,174,476	8.14%
Clal Insurance Enterprises Holdings Ltd.(2)	1,917,148	7.18%
Delek Group Ltd., The Phoenix Holdings Ltd. & Excellence Holdings Ltd.(3)..	1,815,752	6.80%
Federated Investors, Inc.(4)	1,554,030	5.82%
Invicta Capital Management, LLC (5)	1,342,100	5.02%

(1)           The information is based upon Amendment No. 7 to Schedule 13D filed with the SEC by, among others, Clal Electronics Industries Ltd., on July 5, 2012.

(2)           The information is based upon Amendment No. 1 to Schedule 13G filed with the SEC by, among others, Clal Insurance Enterprises Holdings Ltd., on February 14, 2013.

(3)           Based upon information provided by Delek Group Ltd., The Phoenix Holdings Ltd. and Excellence Holdings Ltd. on January 3, 2013.

(4)           The information is based upon Amendment No. 2 to Schedule 13G filed with the SEC by Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue and Rhodora J. Donahue, on February 12, 2013.

(5)           The information is based upon Amendment No. 6 to Schedule 13G filed with the SEC by Invicta Capital Management, Inc on February 14, 2013.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the decrease in the percentage of ownership held by Clal Electronics Industries Ltd. and Clal Industries and Investments Ltd., following sales of our ordinary shares in 2010 and 2011; (ii) the decrease in the percentage of ownership held by Tamir Fishman Ventures II, L.L.C., Shai Saul, Michael Elias, Tamir Fishman & Co. Ltd., Eldad Tamir and Danny Fishman in 2009, following the sale of our ordinary shares; (iii) the decrease in the percentage of ownership held by Austin W. Marxe and David Greenhouse in 2010, following sales of our ordinary shares. As reported on Amendment No. 8 to Schedule 13G filed with the SEC on February 10, 2011 by Messrs. Austin W. Marxe and David Greenhouse, as of January 31, 2011, Messrs. Marxe and Greenhouse beneficially owned 4.1% % of our ordinary shares; (iv) the decrease in the percentage of ownership held by Teuza - A Fairchild Technology Venture Ltd. in 2010, following sales of our ordinary shares; (v) the decrease in the percentage of ownership held by Rima Management, LLC in 2010 and 2011, following sales of our ordinary shares. On January 10, 2011 Rima Management, LLC exercised warrants for 406,975 ordinary shares on a cash basis and on January 28, 2011 Rima Management, LLC exercised warrants for 174,418 ordinary shares on a cash basis. As a result 581,393 ordinary shares were issued; (vi) the decrease in the percentage of ownership held by James Alpha Small Cap Master Fund, L.P., James Alpha, LLC, James Alpha Management I, L.P. and Kevin R. Green (collectively, "James Alpha"). As reported on Schedule 13G filed with the SEC by James Alpha on November 14, 2011, James Alpha beneficially owned 1,616,400 of our ordinary shares (then representing 6.2% of our issued and outstanding share capital). As reported on Amendment No. 1 to Schedule 13G filed with the SEC on February 9, 2012, James Alpha no longer owned shares of the Company as of such date; and (v) the increase in the percentage of ownership held by Clal Insurance Enterprises Holdings Ltd. and as a group by Delek Group Ltd., The Phoenix Holdings Ltd. & Excellence Holdings Ltd. above 5% in 2012.

As of February 15, 2013, our ordinary shares were held by 22 registered holders. Based on the information provided to us by our transfer agent, as of February 15, 2013, 18 registered holders were U.S. domicile holders and held approximately 1.37% of outstanding ordinary shares (not including shares held by CEDE & Co.).

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

In February 2010, we obtained an excess layer to our current directors’ and officers’ liability insurance with coverage in an aggregate amount of $5,000,000 (in addition to our aforementioned $10,000,000 insurance coverage). This excess layer of the directors’ and officers’ liability insurance was presented and approved by the audit committee and the board. At the 2010 annual general meeting, the shareholders approved and ratified the purchase of this excess layer insurance policy of $5 million with respect to director’s and officers’ liability and approved the company’s future purchase of insurance policies with respect to director’s and officers’ liability for any coverage period ending no later than December 31, 2015, which terms shall be approved by the company’s audit committee and the board of directors, provided, that the aggregate annual premium to be paid by the Company will not exceed 1.5% of the aggregate coverage of the directors’ and officers’ insurance policies and the aggregate coverage of the directors’ and officers’ insurance policies will not exceed the greater of $25 million or 30% of the company’s shareholder equity. In February 2011 and August 2012, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $25,000,000. This directors’ and officers’ liability insurance was presented and approved by the audit committee and the board.

In addition, we undertook to indemnify our officers and directors. On June 21, 2012, the shareholders at the annual general meeting approved an amended letter of indemnification to be given to our directors and officers. The amended letter of indemnification addresses recent amendments to the Companies Law and the Israeli Securities Law, and, among others, provides indemnification against monetary liability imposed in favor of injured parties in administrative procedures under the Israeli Securities Law and expenses related to such procedures, including reasonable litigation expenses and attorneys’ fees. The aggregate indemnification amount that the Company will pay to all its officers and directors pursuant to these letters of indemnification shall not exceed 25% of the Company’s shareholders equity, according to the most recent consolidated financial statement prior to the date of indemnification payment. Prior to that, we undertook to indemnify our officers and directors up to an aggregate amount of $10,000,000 or 25% of the Company’s shareholders equity, the higher of the two.

For information relating to options granted to officers and directors, see “Item 6E. Share Ownership” in this annual report on Form 20-F.

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

On June 21, 2012, our shareholders approved a remuneration update to the Company’s directors (including external directors and excluding the chairman of the Board and any other director who is also an employee of the Company). For more information please refer to Item 6B in this annual report on Form 20-F. In addition, our shareholders also approved amendments to the Company’s Amended and Restated Articles of Association, addressing among others, recent amendments to the Companies Law and the Israeli Securities Law. For additional details, see Item 10B in this annual report on Form 20-F.

7.C	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A	Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements” in this annual report on Form 20-F and pages F-1 through F-25.

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

We obtained the status of “approved enterprise” under the Law for the Encouragement of Capital Investments, 1959, under which we may take advantage of certain tax exemptions. We may further obtain such status in the future. If we distribute a cash dividend from income which is tax exempt, we would generally have to pay corporate tax at a rate of up to 25% on the amount equal to the amount distributed and on the amount of corporate tax which would have been due in the absence of the tax exemption, in addition to withholding tax on such dividends paid. Such corporate tax liability may be reduced in certain circumstances under the Trapped Profits Law. For further description of the Trapped Profits Law and the conditions limiting our ability to declare and pay dividends see “Item 10E –Israeli Taxation” in this annual report on Form 20-F.

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

NASDAQ Global Market
	Price per share (US$)
	High	Low
Yearly highs and lows
2008	2.55	0.41
2009	6.55	0.68
2010	8.48	3.63
2011	11.79	5.11
2012	9.28	6.82

Quarterly highs and lows

2011
First quarter	11.44	8.20
Second quarter	11.79	9.07
Third quarter	11.44	5.11
Fourth quarter	7.99	5.30
2012
First quarter	9.28	7.15
Second quarter	9.27	6.82
Third quarter	9.18	6.98
Fourth quarter	8.14	6.87
2013
First quarter (until February 15, 2013)	9.50	7.68

Monthly highs and lows

August 2012	8.27	6.98
September 2012	7.90	7.32
October 2012	7.99	6.87
November 2012	7.97	7.35
December 2012	8.14	7.51
January 2013	9.50	7.68
February 2013 (until February 15, 2013)	9.45	8.91

Tel Aviv Stock Exchange
	Price per share (NIS)
	High	Low
Yearly highs and lows
2008	9.79	1.85
2009	24.24	1.53
2010	30.50	14.50
2011	40.99	20.00
2012	36.58	26.04

Quarterly highs and lows

2011
First quarter	40.99	29.20
Second quarter	40.27	31.20
Third quarter	37.90	21.07
Fourth quarter	28.65	20.00
2012
First quarter	34.65	27.72
Second quarter	34.75	26.40
Third quarter	36.58	28.70
Fourth quarter	31.10	26.04
2013
First quarter (until February 15, 2013)	35.70	29.02

Monthly highs and lows

August 2012	33.22	28.70
September 2012	31.87	29.38
October 2012	31.10	26.04
November 2012	31.07	28.71
December 2012	30.93	28.67
January 2013	35.70	29.02
February 2013 (until February 15, 2013)	35.00	32.32

9.B	Plan of Distribution

Not applicable.

9.C	Markets

Our ordinary shares are quoted on The NASDAQ Global Market under the symbol “NVMI” and on the Tel Aviv Stock Exchange.

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses on the Issue

Not applicable.

Item 10. Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and Articles of Association

Set forth below is a summary of certain provisions of the Company’s Amended and Restated Articles of Association, as adopted by the Company’s shareholders on September 25, 2008, and Israeli law affecting shareholders of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to our memorandum and Amended and Restated Articles of Association and such law. On September 25, 2008, our shareholders adopted the Amended and Restated Articles of Association of the Company, which were later amended on June 21, 2012 (for the purposes of this Item, the “Amended Articles”).

Registration. The Company was incepted and registered with the Israeli Registrar of Companies on May 17, 1993, under registration number 51-181-246-3.

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

Approval of Related Party Transaction; Corporate Borrowings. The Companies Law requires that office holders of a company, including directors and executive officers, promptly disclose to the board of directors any personal interest they may have and all related material information known to them about any existing or proposed transaction with such company. The approval of the board of directors is required for 'non-extraordinary' transactions between a company and its office holders, or between a company and other persons in which an office holder has a personal interest, unless such company's articles of association provide otherwise. Under the Companies Law, a 'non-extraordinary' transaction between a company or between the company and a third party in which an office holder of a company has a personal interest, will require the approval of the board of directors or a committee authorized by the board of directors, unless such company's articles of association provide otherwise. Our Amended Articles do not provide otherwise, and therefore such transaction requires the approval of our board of directors. If a transaction is an “extraordinary transaction”, it is subject to the approval of the audit committee prior to its approval by the board of directors. For information regarding the necessary approvals under the Companies Law for transactions with office holders and directors regarding their terms of engagement with the company, see "— Compensation of Officers and Directors" in this Item below.

In addition, an extraordinary transaction between a public company and a controlling shareholder (i.e. a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from its position on the board of directors or any other position with the company), or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, a transaction between a public company and a controlling shareholder, the controlling shareholders' relative, or entities under its control, directly or indirectly, with respect to services to be provided to the public company, and a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, who is an office holder or an employee, requires the approval of the audit committee or, in some cases, the compensation committee (see "— Compensation of Officers and Directors" in this Item below), the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements: (i) the majority must include at least a majority of the shares of the voting shareholders who have no personal interest in the transaction (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total of opposition votes among the shareholders who have no personal interest in the transaction may not exceed 2% of the aggregate voting rights in the company. Any such transaction the term of which is more than three years, must be approved in the same manner every three years, unless the audit committee has determined that longer term is reasonable under the circumstances.

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

Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors shall be comprised of annual compensation and a per meeting payment ranging as stated in the regulations. These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 115,400 per annum and NIS 3,470 per meeting, as adjusted for changes in the Israeli CPI twice a year. The approval of the shareholders of the company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. If the shareholder's approval is required, it shall be done in the same manner as the approval of transactions with office holders and directors regarding their terms of engagement with the company (see "— Compensation of Officers and Directors" in this Item below). The compensation of external directors may also be linked to the compensation of other directors, subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors. The regulations also allow an increased compensation to external directors that are considered “expert external directors” under the terms set forth in said regulations.

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

According to the Amended Articles, the quorum required for an ordinary meeting of shareholders is at least two shareholders present in person or by proxy who together hold or represent in the aggregate more than one third (33.33%) of the voting power. A meeting adjourned for lack of a quorum is reconvened one day thereafter at the same time and place or to such other day, time and place as our board of directors may indicate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of members present in person or by proxy, regardless of the number of shares represented. The Companies Law and regulations determine that prior notice of no less than 21 days should be given to the company’s shareholders, prior to convening a meeting. In the event that the issue to be resolved is an issue subject to the Israeli proxy rules, a notice of no less than 35 days should be given to the company’s shareholders. In some cases a prior notice of not less than 14 days may be given to the company’s shareholders.

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

Our board of directors determined that each of Mr. Dan Falk and Ms. Naama Zeldis has accounting and financial expertise as described in the regulations promulgated pursuant to the Companies Law, and that, therefore, the requirements of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

Under the Companies Law, the majority of the members of the audit committee must be independent directors. A public company may classify a director as independent only if (i) the audit committee has determined that he or she is qualified to serve as an external director (with the exception that such director does not have to have professional qualifications or accounting and financial expertise in order to serve as an independent director), and (ii) he or she is not serving as a director in the company for more than consecutive nine years (only a period of two or more years, in which such person did not serve as a director in the company, shall be deemed to discontinue the nine year sequence). A majority of our board members are independent, in accordance with NASDAQ Listing Rules and the Companies Law.

Compensation of Officers and Directors. Amendment No. 20 to the Companies Law ("Amendment No. 20"), which recently came into effect, adopted new procedures relating to the approval of executive compensation and the formulation of compensation policies in Israeli public companies (including companies that issued only debentures to the public). Pursuant to Amendment No. 20, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F.

Pursuant to the Companies Law following Amendment No. 20, the compensation policy must be approved by the company's board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the "Majority Requirement"): (i) the majority should include at least a majority of the shares of the voting shareholders who are non controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

The Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others (the "Compensation Policy Mandatory Criteria"): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person's position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of such person's compensation in relation to the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person's compensation and the other employees' compensation on the labor relations in the company; (iv) the authority, at the board of director's sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

In addition, the Companies Law provides that the following matters shall be included in the compensation policy (the "Compensation Policy Mandatory Provisions"): (i) the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non measurable criteria taking into account the relevant person's contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

Amendment No. 20 also introduced new procedures for the approval of compensation arrangements with officers and directors of Israeli public companies (including companies that issued only debentures to the public). Pursuant to the Companies Law following Amendment No. 20, any transaction with an office holder (except directors and the CEO of the company) with respect to such office holder's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a 'Public Pyramid Held Company'. For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the CEO even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the CEO must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO does not have to be approved by the shareholders of the company, provided that: (i) the CEO is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction are consistent with the provisions of the company's compensation policy. Under the Companies Law, non material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the CEO), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law following Amendment No. 20 provides that such transaction shall be subject to the approval of the compensation committee, the board of directors and the shareholders' meeting. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

Amendment No. 20 became effective on December 12, 2012. Under Amendment No. 20, Israeli public companies must adopt a compensation policy within nine months from the date on which the amendment became effective, i.e. September 12, 2013. During this period, extensions of existing terms of engagement with directors and officers of Israeli public companies are not subject to the provisions of Amendment No. 20, provided that they are extended as-is without any modification. As of the date of this annual report on Form 20-F, we haven't yet adopted a compensation policy in accordance with the provisions of Amendment No. 20.

On January 11, 2013, the SEC approved the amended NASDAQ listing standards on compensation committees and advisers. Among others, the amended NASDAQ listing standards include provisions relating to the establishment of a compensation committee, the compensation committee charter, compensation committee members' independence requirements, and arrangements relating to advisers retained by the compensation committee. Under the amended rules, the compensation committee adviser and compensation committee authority requirements become effective on July 1, 2013. However, NASDAQ listed companies will have until their first annual meeting after January 15, 2014, or, if earlier, October 31, 2014, to comply with other standards, including the compensation committee member independence standards and the requirement to have a compensation committee and charter (including any charter amendment to reflect the compensation committee authority requirements).  NASDAQ listed companies must certify compliance with the listing standards within 30 days after the applicable implementation deadline. In addition, under the amended rules, foreign private issuers are exempt from compliance with the amended listing standards if home country practice is followed and the listed company discloses with the SEC the reasons why it does not have an independent compensation committee. As of the date of this annual report on Form 20-F, we have not yet amended our compensation committee charter to reflect the requirements of the amended rules, but we plan to do so in the future.

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

Indemnification. On June 21, 2012, our shareholders approved amendments to the Company’s Amended and Restated Articles of Association, addressing among others recent amendments to the Companies Law and the Israeli Securities Law, authorizing the grant by the Company of indemnification as well as against monetary liability imposed in favor of injured parties in an administrative procedures under the Israeli Securities Law and expenses related to such procedures, including reasonable litigation expenses and attorneys’ fees.

10.C	Material Contracts

N/A

10.D	Exchange Controls

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2012 tax year.

Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986

 A “foreign investor” company may measure and reflect its results for Israeli tax purposes in accordance with the changes in the exchange rate of the NIS against the US dollar, pursuant to the provisions of the Israeli Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986. During 2012, the Company elected to measure its Israeli taxable income in the exchange rate of NIS against the US dollar rather than in NIS, in accordance with said regulations. Under said regulations, this election is applicable for three taxable years, starting January 1, 2012.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

 Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the “Investments Law ”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel the (“Investment Center”), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

A company owning an Approved Enterprise is eligible for a combination of grants and tax benefits (the “Grant Track”). The tax benefits under the Grant Track include, among others, accelerated depreciation and amortization for tax purposes. The benefit period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the earlier of the commencement of production by the Approved Enterprise or 14 years from the date of approval of the Approved Enterprise.

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

Additionally, a company owning an Approved Enterprise on or after April 1, 1986, may elect to forgo its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of time of this exemption will depend on the geographic location of the Approved Enterprise within Israel and the type of the approved enterprise. After the exemption period lapses, the company subject to tax at a tax rate of 25% (or a lower rate in the case of a FIC) for the remainder of the benefit period.

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

An amendment to the Investments Law, which was enacted on November 12, 2012 (the "Trapped Profits Law") offers reduced corporate income tax rates intended to encourage the distribution of profits derived from tax-exempt income accumulated up to December 31, 2011. The Trapped Profits Law provides a formula, pursuant to which the higher the amount of income a company would be willing to release, the lower would the applicable corporate income tax rate be for that company with respect to such income (the tax rate may be reduced to a minimum of 6%). A company opting to utilize the Trapped Profits Law would be required to meet certain conditions, including, among others, an obligation of the company to invest in an Industrial Enterprise. Currently, we have three Approved Enterprise plans under the Investments Law, which entitle us to certain tax benefits. Each of these Approved Enterprises is under the Alternative Track, which allows us, inter alia, a two year period of exemption of taxes for undistributed income pertaining to these enterprises. Some of these plans have already expired (before their benefits were utilized). In 2011, based on Company investments in property and equipment in the years 2009 and 2008, the Company submitted a request to approve a new plan (fourth plan) as an Approved Enterprise in accordance with the Amendment to the Investment Law. The commencing year was 2010. The expected expiration year is 2021.

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

As of 2012, the capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 30%.

The real capital gain derived by corporations will be generally subject to a corporate tax rate of 25% in 2012.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income - 25% for corporations in 2012 and a marginal tax rate of up to 48% in 2012  for individuals (an additional 2% tax would be levied on individuals whose taxable income from Israeli sources exceeds NIS 811,560 in 2013). Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the  Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after  January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and/or an individual.

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

As of January 1, 2012, the Ordinance provides that a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise Benefited Enterprise/Preferred Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Availability of Reduced Tax Rates

Recent U.S. legislation increased to 20% the maximum U.S. Federal income tax rate on certain long-term capital gains and on qualifying dividends. Long-term capital gains from the sale of our ordinary shares may be eligible for this rate, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. Subject to the discussion below, dividends, if any, may also be eligible for this 20% maximum rate on long-term capital gains, provided that we do not constitute a passive foreign investment company (a “PFIC”). However, tax rates are subject to change, especially given the uncertain economic conditions in the United States and the size of the federal deficit. U.S. holders should consult their tax advisors.

Distributions on the Ordinary Shares

We currently do not intend to pay dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “— Dividends”. In general (and subject to the PFIC rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If holding period and other requirements are met, dividends paid to non-corporate U.S. holders in taxable years beginning after December 31, 2012 should generally qualify for the reduced maximum tax rate of 20% as long as our common shares remain “readily tradable on an established securities market in the United States,” provided that we are not considered a PFIC (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain, and as long-term capital gain if the U.S. holder’s holding period exceeds one year, from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2012. For 2012, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2012. Nonetheless, there is a risk that we were a PFIC in 2012 or we will be a PFIC in 2013 or subsequent years because there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2013 or a subsequent year. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at the rate of 31%. Certain holders (including, among others, corporations) are generally not subject to information reporting and backup withholding. A U.S. holder generally will be subject to backup withholding if such holder is not otherwise exempt and such holder:

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

Impact of Currency Fluctuation

Because the Company’s results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which the Company operates (primarily the NIS, the Euro and the Japanese Yen) will affect the Company’s results of operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by any devaluation of the U.S. dollar against other currencies. During 2012, the value of the U.S. dollar devaluated against the NIS by 2.3%, revaluated against the Yen by approximately 12.3% and devaluated against the Euro by approximately 1.7%. During the first six months of 2012 the value of the U.S. dollar revaluated against the NIS by approximately 2.3%, against the Yen by approximately 3.5% and against the Euro by 2.3%. During the last six months of 2012 the value of the U.S. dollar devaluated against the NIS by approximately 4.5%, revaluated against the Yen by approximately 8.5% and devaluated against the Euro by approximately 4.1%. During the first month of 2013, the U.S. dollar devaluated by 0.6% against the NIS, devaluated by 2.3% against the Euro and by 5.4% against the Yen.

As of  December 31, 2012, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2012 and are expected to continue to be affected by such currency fluctuations in 2013.

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

In 2011, the Company entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $42.5 million with settlement dates through 2011-2012, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $42.5 million. In accordance with ASC 815-10 the Company recorded in 2011 an increase of approximately $0.7 million in fair market value in “Other Comprehensive Income”.

In 2012, the Company entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $36 million with settlement dates through 2012-2013, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $36 million. In accordance with ASC 815-10 the Company recorded in 2012 a decrease of approximately $0.8 million in fair market value in "Other Comprehensive Income".

Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2012, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currency, held at December 31, 2012, by approximately $0.9 million.

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

Item 15. Controls and Procedures

(a)     Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2012.

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

You may review our code of conduct on our website, http://www.novameasuring.com under “Corporate/Corporate Governance”.

Item 16C. Principal Accountant Fees and Services

During each of the last two fiscal years, Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Brightman Almagor Zohar & Co.”) has acted as the our registered public accounting firm and independent auditors.

Audit Fees

Brightman Almagor Zohar & Co. audit fees were approximately $112,000for each of the fiscal years 2012 and 2011, including fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. The audit fees in 2012 and 2011 include fees associated with the audit of management assessment of internal control over financial reporting.

Audit-Related Fees

Brightman Almagor Zohar & Co. did not bill for any audit-related services in 2012 or 2011, except as included under the caption “Audit Fees”.

Tax Fees

Brightman Almagor Zohar & Co. did not bill the Company for any tax advice services for fiscal year 2012 or 2011.

All Other Fees

Other than the audit fees described above, other fees of Brightman Almagor Zohar & Co. were $29,000 and $18,000 for each of the fiscal years 2012 and 2011 respectively, and included SEC compliance related services and services related to information technology, government incentive programs and other consulting services.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Brightman Almagor Zohar & Co. each year, the engagement is approved by the audit committee of the board of directors. The Company’s audit committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal years 2012 and 2011, the Company’s audit committee approved all of the services provided by Brightman Almagor Zohar & Co.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In 2012, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

Item 16F. Changes in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on The NASDAQ Global Market.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-25.

Item 19. Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Nova Measuring Instruments LTD.

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments LTD and its subsidiaries ("the Company") as of December 31, 2012 and 2011 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles, generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 11, 2013

Report of Independent Registered Public Accounting Firm
To the Shareholders of
NOVA MEASURING INSTRUMENTS LTD.

We have audited the internal control over financial reporting of Nova Measuring Instruments LTD. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 11, 2013, expressed an unqualified opinion on those financial statements.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 11, 2013

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,
	2 0 1 2	2 0 1 1
CURRENT ASSETS
Cash and cash equivalents	$15,963	$18,716
Short-term interest-bearing bank deposits	75,039	66,247
Held to maturity securities	-	1,582
Trade accounts receivable, net of allowance for doubtful accounts of $68 and $2, respectively	17,362	13,402
Inventories (Note 3)	17,827	9,608
Deferred income tax assets (Note 9)	1,850	2,500
Other current assets	2,549	1,173
TOTAL CURRENT ASSETS	130,590	113,228

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	405	545
Other long-term assets	516	291
Severance pay funds (Note 6)	1,873	2,885
	2,794	3,721

FIXED ASSETS, NET (Note 4)	8,660	5,998

TOTAL ASSETS	$142,044	$122,947

CURRENT LIABILITIES
Trade accounts payable	$10,819	$8,305
Deferred revenues	4,775	2,172
Other current liabilities (Note 5)	8,444	8,082
TOTAL CURRENT LIABILITIES	24,038	18,559

LONG-TERM LIABILITIES
Liability for employee severance pay (Note 6)	2,806	3,851
Deferred revenue	159	611
Other long-term liability	270	20
TOTAL LONG TERM LIABILITIES	3,235	4,482

COMMITMENTS AND CONTINGENCIES (Note 7)	-	-
TOTAL LIABILITIES	27,273	23,041

SHAREHOLDERS’ EQUITY (Note 8)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, 26,681,876 shares issued and outstanding at December 31, 2012 and 26,467,542 shares issued and outstanding at December 31, 2011	72	72
Additional paid-in capital	110,990	108,804
Accumulated other comprehensive income	449	(402)
Accumulated profit (deficit)	3,260	(8,568)
Total shareholders’ equity	114,771	99,906

Total liabilities and shareholders’ equity	$142,044	$122,947

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

REVENUES:
Products	$77,212	$85,562	$71,790
Services	18,956	17,266	14,830
	96,168	102,828	86,620

Products	31,734	33,789	29,056
Services	13,280	11,043	10,148
	45,014	44,832	39,204

GROSS PROFIT	51,154	57,996	47,416

OPERATING EXPENSES:

Research and development, net of participation by the Office of the Chief Scientist of $1,679, $2,155 and $2,212, respectively (Note 7a)	24,594	18,677	12,445
Sales and marketing	11,998	11,373	10,133
General and administrative	3,978	3,229	2,968
	40,570	33,279	25,546

OPERATING INCOME	10,584	24,717	21,870

INTEREST INCOME, NET	1,368	901	305

INCOME BEFORE INCOME TAXES	11,952	25,618	22,175

INCOME TAXES EXPENSES (BENEFIT)	124	(2,500)	-

NET INCOME FOR THE YEAR	$11,828	28,118	$22,175

NET INCOME PER SHARE:

Net income per share:
Basic	$0.44	$1.07	$0.91

Diluted	$0.43	$1.04	$0.86

Shares used in calculation of net income per share:
Basic	26,619	26,232	24,448

Diluted	27,277	26,931	25,692

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per share data)

Net income for the year	$11,828	$28,118	$22,175

Other comprehensive income:
Increase (decrease) in fair market value of derivatives	851	(740)	293
Total comprehensive income for the year	$12,679	$27,378	$22,468

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands)

					Accumulated
	Ordinary			Additional	other			Total
	Shares			Paid-in	Comprehensive	Accumulated	Comprehensive	Shareholders’
	Number	Amount		Capital	Income (loss)	Deficit	Income (loss)	Equity (loss)

Balance as of January 1, 2010	19,977	$56		$85,675	$45	$(58,861)		$26,915
Shares issued in public offering	4,428	12		16,956				16,968
Exercise of warrants	336	1						1
Employee share-based plans	557	2		1,320				1,322
Shares issued under employee share-based plans	77	(*	)					-
Amortization of deferred stock based compensation				710				710
Other comprehensive income					293		$293	293
Net income for the year						22,175	22,175	22,175
Total comprehensive income							$22,468	$22,468

Balance as of December 31, 2010	25,375	$71		$104,661	$338	$(36,686)		$68,384
Exercise of warrants	581	1		1,772				1,773
Employee share-based plans	436	(*	)	936				936
Shares issued under employee share-based plans	76	(*	)					-
Amortization of deferred stock based compensation				1,435				1,435
Other comprehensive income					(740)		$(740)	(740)
Net income for the year						28,118	28,118	28,118
Total comprehensive income							$27,378	$27,378

Balance as of December 31, 2011	26,468	$72		$108,804	$(402)	$(8,568)		$99,906
Employee share-based plans	132	(*	)	259				259
Shares issued under employee share-based plans	82	(*	)					-
Amortization of deferred stock based compensation				1,927				1,927
Other comprehensive income					851		$851	851
Net income for the year						11,828	11,828	11,828
Total comprehensive income							$12,679	$12,679

Balance as of December 31, 2012	26,682	$72		$110,990	$449	$3,260		$114,771

(*)	Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

CASH FLOWS - OPERATING ACTIVITIES
Net income for the year	$11,828	$28,118	$22,175
Adjustments to reconcile net income to net cash from (used in) operations:
Depreciation and amortization	2,783	1,700	1,260
Loss related to equipment and inventory damage	509	-	-
Amortization of deferred stock-based compensation	1,927	1,435	710
Decrease (increase) in deferred income tax assets, net	694	(2,500)	-
Increase (decrease) in liability for employee termination benefits, net	(27)	43	108
Increase in trade accounts receivables	(3,960)	(240)	(1,617)
Increase in inventories	(10,513)	(1,056)	(7,526)
Decrease (increase) in other current and long term assets	(467)	(305)	197
Increase (decrease) in trade accounts payables and other long term liabilities	2,510	(1,639)	6,242
Increase in other current liabilities	283	159	2,740
Increase (decrease) in short and long term deferred income	2,151	(614)	1,543

Net cash provided by operating activities	7,718	25,101	25,832

CASH FLOWS - INVESTING ACTIVITIES
Increase in short-term interest-bearing bank deposits	(8,792)	(30,685)	(26,955)
Decrease (increase) in long-term interest-bearing bank deposits	140	86	(70)
Proceeds from (investments in) short-term held to maturity securities	1,582	(1,582)	-
Purchase of fixed assets	(3,660)	(2,307)	(1,565)

Net cash used in investing activities	(10,730)	(34,488)	(28,590)

CASH FLOWS - FINANCING ACTIVITIES
Shares issued in a public offering	-	-	16,968
Shares issued under employee share-based plans	259	2,709	1,323

Net cash provided by financing activities	259	2,709	18,291

Increase (decrease) in cash and cash equivalents	(2,753)	(6,678)	15,533
Cash and cash equivalents - beginning of year	18,716	25,394	9,861

Cash and cash equivalents - end of year	$15,963	$18,716	$25,394

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

SCHEDULE A - NON CASH ACTIVITIES

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Transfer of assets from inventory to fixed assets, net of transfer from fixed assets to inventory	$1,802	$2,297	$626

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1 -           GENERAL

A.	Business Description:

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

The ordinary shares of the Company are traded on The NASDAQ Global Market since April, 2000 and on the Tel-Aviv Stock Exchange since June, 2002.

B.	Use of Estimates in the Preparation of Financial Statements:

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

C.	Financial Statements in U.S. Dollars:

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

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES

A.	Principles of Consolidation and Basis of Presentation:

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

The following is a summary of the significant accounting policies, which were applied in the preparation of these financial statements, on a consistent basis:

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Cash and Cash Equivalents:

Cash and cash equivalents are comprised of cash and demand deposits in banks and other short-term, highly liquid investments (primarily interest-bearing deposits) with maturity dates not exceeding three months from the date of deposit.

C.	Allowance for Doubtful Accounts:

The allowance for doubtful accounts is computed on the specific identification basis.

D.	Short-Term Held to Maturity Investments:

Securities held to maturity include investments in debt securities that the Company has positive intent and ability to hold to maturity. Securities held to maturity are measured at amortized cost.

Short-term held to maturity investments include investments in debt securities with maturities of more than three months but less than one year.

E.	Inventories:

Inventories are presented at the lower of cost or market. Cost is determined as follows:
Raw materials-on the average cost basis.

Finished goods and work in process - on actual production cost basis (materials, labor and indirect manufacturing costs).

The Company writes down product inventory, based on assumptions about future demand and market conditions.

F.	Fixed assets:

Fixed assets are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets. Estimated useful life, in years, is as follows:

Years
Electronic equipment	3-7
Office furniture and equipment	7-15

Leasehold improvements are amortized using the straight-line method, over the expected useful lives of the improvements.

G.	Accrued Warranty Costs:

Accrued warranty costs are calculated in respect of the warranty period on the Company’s products (generally one year) and are based on the Company’s prior experience and in accordance with management’s estimate. See Note 5B for disclosure with regard to accrued warranty costs.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Revenue Recognition:

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

I.	Research and Development:

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

J.	Income Taxes:

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Income Taxes: (Cont.)

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

K.	Share-Based Compensation:

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

Stock Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2 0 1 2	2 0 1 1	2 0 1 0
Risk-free interest rate	0.66%	1.35%	2.35%
Expected life of options	4.75 years	4.75 years	6.25 years
Expected volatility	87.86%	88.06%	81.77%
Expected dividend yield	0%	0%	0%

L.	Earnings per Share:

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share.” Pursuant to which, basic earnings (loss) per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings (loss) per share reflect the potential dilutive effect of all convertible securities. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 824,664 in 2012, 449,237 in 2011 and 490,500 in 2010.

M.	Fair Value Measurements:

The fair values of our cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying amounts due to their short-term nature. The estimated fair values of our derivative instruments are calculated based on market rates to settle the instruments. These values represent the estimated amounts we would receive upon sale or pay upon transfer, taking into consideration current market rates. We calculate derivative asset and liability amounts using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of our derivative contracts (including forwards and options) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, our derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for our option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Derivative Financial Instruments:

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

O.	Impairment of long-lived assets:

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

P.	New Accounting Pronouncements:

In July 2012, the FASB amended its existing guidance for goodwill and other intangible assets. This authoritative guidance gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. To perform a qualitative assessment, a company must identify and evaluate changes in economic, industry and company-specific events and circumstances that could affect the significant inputs used to determine the fair value of an indefinite-lived intangible asset. If a company determines that it is more likely than not that the fair value of such an asset exceeds its carrying amount, it would not need to calculate the fair value of the asset in that year. This authoritative guidance is effective January 1, 2013, with early adoption permitted. The implementation of this authoritative guidance is not expected to have a material impact on the Company’s financial position or results of operations.

In the first quarter of 2012, the Company adopted amended standards that increase the prominence of items reported in other comprehensive income. These amended standards eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and require that all changes in stockholders’ equity - except investments by, and distributions to, owners - be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of these amended standards did impact the presentation of other comprehensive income, as we have elected to present two separate but consecutive statements, but did not have an impact on our financial position or results of operations.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	New Accounting Pronouncements: (Cont.)

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Amendments to Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (“ASU 2013-03”). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective, for public entities, prospectively for reporting periods beginning after December 15, 2012. The adoption of the ASU does not expect to impact the company's financial position or results of operations.

NOTE 3 -           INVENTORIES

A.	Composition:

	As of December 31,
	2 0 1 2	2 0 1 1

Raw materials	$2,972	$589
Work in process	6,582	5,195
Finished goods	8,273	3,824
	$17,827	$9,608

B.	Including write-off of $1,399 and $1,019 for 2012 and 2011 respectively, presented in the consolidated statements of operations.

NOTE 4 -           FIXED ASSETS, NET

    Composition:

	As of December 31,
	2 0 1 2	2 0 1 1
Cost:
Electronic equipment	$17,164	$13,283
Office furniture and equipment	889	856
Leasehold improvements	4,295	3,217
	22,348	17,356
Accumulated depreciation and amortization:
Electronic equipment	10,651	8,719
Office furniture and equipment	731	648
Leasehold improvements	2,306	1,991
	13,688	11,358

Net book value	$8,660	$5,998

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5  -          OTHER CURRENT LIABILITIES

    A.           Consists of:

	As of December 31,
	2 0 1 2	2 0 1 1

Accrued salaries and fringe benefits	$4,824	$3,869
Accrued warranty costs (See B below)	1,994	2,044
Governmental institutions	1,356	1,066
Investment in financial instruments	-	402
Other	270	701
	$8,444	$8,082

    B.        Accrued warranty costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2012 and 2011:

	As of December 31,
	2 0 1 2	2 0 1 1

Balance as of beginning of year	$2,044	$2,347
Services provided under warranty	(2,100)	(2,518)
Changes in provision	2,050	2,215
Balance as of end of year	$1,994	$2,044

NOTE 6 -           LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s most recent salary. The liability is partially covered through insurance policies purchased by the Company and deposits in a severance fund. Severance-pay expenses amounted to $73, $42 and $844 for year 2012, 2011 and 2010, respectively.

NOTE 7 -           COMMITMENTS AND CONTINGENCIES

A.
The Company has received grants in the aggregate amount of $22,368 from the OCS, as participation of up to 60% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. Royalty expense amounted to $609, $265 and $130 for the years 2012, 2011 and 2010, respectively. The balance of the contingent liability to the OCS as of December 31, 2012 was approximately $19,787 (December 31, 2011: $17,517).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7 -           COMMITMENTS AND CONTINGENCIES (Cont.)

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2016. The minimum rental payments are as follows:

Year

2013	$1,250
2014	$1,149
2015	$976
2016	$8

Rental expense for the facilities amounted to $1,388, $1,283 and $1,125 for 2012, 2011 and 2010, respectively.

NOTE 8 -           SHAREHOLDERS’ EQUITY

A.	Rights of Shares:

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Share Purchase Agreement:

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

C.	Employee Incentive Plans:

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

Stock Options

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
Cost of Revenues:
Products	$305	$202	$97
Services	106	91	35
Research and Development expenses	921	601	313
Sales and Marketing expenses	497	470	141
General and Administration expenses	96	71	124
Total	$1,925	$1,435	$710

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 -           SHAREHOLDERS’ EQUITY (Cont.)

C.	Employee Incentive Plans:

Stock options usually vest over four years and their term may not exceed 10 years. The exercise price of each option is usually the market price of the underlying share at the date of each grant.

Through December 31, 2012, 9,958,551 share options have been issued under the plans, of which 3,834,167 options have been exercised, 4,280,037 options have been cancelled, and 867,134 options were exercisable as of December 31, 2012.

The weighted average fair value (in dollars) of the options granted during 2012, 2011and 2010, according to Black-Scholes option-pricing model, amounted to $5.32, $5.94 and $4.06 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

Summary of the status of the Company’s share option plans as of December 31, 2012, 2011 and 2010, as well as changes during each of the years then ended, is presented below:

	2 0 1 2		2 0 1 1		2 0 1 0
	Share	Weighted average exercise	Share	Weighted average exercise	Share	Weighted average exercise
	options	price	options	Price	options	price

Outstanding - beginning of year	1,575,814	4.84	1,631,072	2.96	1,827,862	1.99
Granted	452,494	7.98	444,237	8.81	490,500	5.66
Exercised	131,922	2.03	436,601	2.12	557,407	2.45
Cancelled	52,039	7.1	62,894	4.05	129,883	1.73
Outstanding - year end	1,844,347	5.75	1,575,814	4.84	1,631,072	2.96

Options exercisable at year-end	867,134	3.86	634,252	2.95	697,336	2.23

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 -           SHAREHOLDERS’ EQUITY (Cont.)

D.	Employee Incentive Plans: (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2012:

Outstanding as of				Exercisable as of
December 31, 2012				December 31, 2012
prices Range of exercise	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.43-1.79	344,407	5.72	1.22	284,936	1.23
2.86-2.87	229,709	1.42	2.86	229,709	2.86
4.20-4.78	133,000	7.46	4.23	83,792	4.24
5.48-6.70	302,567	6.70	6.39	163,821	6.36
7.40-7.91	337,494	6.62	7.81	5,208	7.40
8.38-8.40	390,501	5.86	8.39	66,750	8.40
10.12-10.83	106,669	4.84	10.47	32,918	10.41
	1,844,347	5.74	5.75	867,134	3.86

Unrecognized compensation expense

As of December 31, 2012, there was $2,093 of total unrecognized compensation cost related to non-vested employee options and $89 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's common stock on a one-for-one basis and vest 25% on each of the first, second, third and fourth anniversaries of the grant date and are not entitled to dividends or voting rights, if any, until they are vested. The fair value of the RSU awards is being recognized on a straight-line basis over vesting period. As of December 31, 2012, 346,619 RSU’s, had been issued, 236,224 RSU’s had been vested, 3,425 had been cancelled. As of December 31, 2011, 331,451 RSU’s, had been issued, 153,812 RSU’s had been vested, 1,350 had been cancelled.
NOTE 9 -           INCOME TAXES

A.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986:

A “foreign investor” company may measure and reflect its results for Israeli tax purposes in accordance with the changes in the exchange rate of the NIS against the US dollar, pursuant to the provisions of the Israeli Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986. During 2012, The Company elected to measure its Israeli taxable income in the exchange rate of NIS against the U.S. dollar rather than in NIS. This election is applicable for a four taxable years commencing on January 1, 2012.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 -           INCOME TAXES (Cont.)

B.	Law for the Encouragement of Capital Investments - 1959:

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

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

In the event of distribution by the Company of a cash dividend out of retained earnings that were tax exempt due to its Approved Enterprise status, the Company would have to pay corporate tax of 10% - 25% on the income from which the dividend was distributed based on the extent to which non-Israeli shareholders hold Company’s shares. A 15% withholding tax may be deducted from dividends distributed to the recipients.

An amendment to the Investments Law, which was enacted on November 12, 2012 (the "Trapped Profits Law") offers reduced corporate income tax rates intended to encourage the distribution of profits derived from tax-exempt income accumulated up to December 31, 2011. The Trapped Profits Law provides a formula, pursuant to which the higher the amount of income a company would be willing to release, the lower would the applicable corporate income tax rate be for that company with respect to such income (the tax rate may be reduced to a minimum of 6%). A company opting to utilize the Trapped Profits Law would be required to meet certain conditions, including, among others, an obligation of the company to invest in an Industrial Enterprise. The Company anticipates that, for the foreseeable future, it will retain any earnings to support operations and to finance the growth and development of our business. Therefore, the Company does not expect to pay cash dividends for at least the next several years.

In 2011, based on Company investments in property and equipment in the years 2009 and 2008, the Company submitted a request to approve a new plan (fourth plan) as a Privileged Enterprise in accordance with the Amendment to the Investment Law.  The commencing year was 2010. The expected expiration year is 2021.

The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have not yet determined to pay any dividend in the future. Accordingly, such earnings have been considered to be permanently reinvested.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 -           INCOME TAXES (Cont.)

B.	Law for the Encouragement of Capital Investments – 1959 (cont.):

In 2011, new legislation amending to the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies (Requirement of a minimum export of 25% of the company's total turnover), as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).
Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law.

C.	Law for the Encouragement of Industry (Taxation), 1969:

The Company is an “Industrial Company” under the Law for the encouragement of Industry (Taxation), 1969 and, therefore, is entitled to certain tax benefits, mainly accelerated rates of depreciation.

D.	Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 1 2	2 0 1 1

Israel net operating loss carry-forwards (*)	$1,317	$6,231
Temporary differences relating to reserve and allowances	489	1,709
Total net deferred tax asset before valuation allowance	1,806	7,940
Valuation allowance	-	(5,440)
Net deferred tax asset	$1,806	$2,500

(*)       Deferred taxes were calculated based on effective tax rates.

Presentation in balance sheets:

	December 31,
	2 0 1 2	2 0 1 1

Current deferred income tax	$1,850	$2,500
Other long term assets	210	-
Other long term liability	(254)	-
	$1,806	$2,500

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 -           INCOME TAXES (Cont.)

D.	Deferred Taxes (cont.):

The adjustment is made by a valuation allowance. Since the realization of the net operating loss carry-forwards and deductible temporary differences in 2011 was not considered more likely than not, a partial valuation allowance has been created.

For 2012, based on historical taxable income from continuing operations and projections for future taxable income the Company determined that it is more likely than not that some of its deferred tax assets are expected to be realized, and reversed all of the valuation allowance. The reversal of the valuation allowance and other adjustments to the deferred tax assets resulted in the recognition of tax benefit of $1,806 in 2012. The Company has accumulated losses for Israeli income tax purposes as of December 31, 2012, 2011 and 2010 in the amount of approximately $6,285, $15,690 and $53,400, respectively. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

E.	Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Net income before taxes	$11,952	$25,618	$22,175
Theoretical tax expenses	2,988	6,148	5,544
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – net	46	36	117
Different tax rates of deferred taxes	1,901	-	-
Deferred taxes on carryforward tax losses for which valuation allowance was provided	-	(3,731)	-
Reinstate advances paid to tax authorities	(747)	-	-
Change in valuation allowance	(4,080)	(4,881)	(5,609)
Other	16	(72)	(52)
	(2,864)	(8,648)	(5,544)
Actual tax expense (benefit)	$124	$(2,500)	$-

F.	Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for all years presented due primarily to its tax losses carry-forward.

G.	Tax Assessments:

The Company has either received final tax assessments or the applicable statute of limitations rules have become effective through tax year 2008. One subsidiary received final tax assessments through tax year 2008. The other subsidiaries did not receive final tax assessments since their incorporation.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 -           INCOME TAXES (Cont.)

H.	Uncertain Tax Positions:

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

As of December 31, 2012, The Company maintains uncertain tax positions accruals in the amounts of $255.

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

G.	Income from other sources in Israel:

Income not eligible for benefits under the Approved Enterprise Law mentioned in a. above is taxed at the corporate tax rate of 25% in 2010, 24% in 2011 and 25% in 2012. On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published in the official gazette, under which the previously approved gradual decrease in corporate tax was cancelled. The corporate tax rate increased to 25% from 2012.

NOTE 10 -        GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	%	%	%

USA	23	20	40
Europe	6	8	2
Japan	1	3	5
Asia Pacific excluding Japan	70	69	53
Total	100	100	100

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -         GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0
	%	%	%

Customer A	1	6	17
Customer B	10	3	8
Customer C	41	29	24
Customer D	5	5	13
Customer E	6	8	15
Customer F	11	9	-
Others	26	40	23
Total	100	100	100

C.	Assets by location:

Substantially all fixed assets are located in Israel.

NOTE 11 -         TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2012 amounted to $204 (2011 - $205, 2010 - $227). The number of stock options granted to directors in 2012 amounted to 125,000.

NOTE 12 -         FINANCIAL INSTRUMENTS

A.	Fair value of financial instruments:

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

At December 31, 2012 and 2011 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

B.	Hedging activities:

The Company enters into forward contracts and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses and anticipated probable transactions which are expected to be denominated in New Israeli Shekel ("NIS").

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, for which credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes.

The notional amounts of the hedging instruments as of December 31, 2012 and December 31, 2011 were $13,284 and $8,905, respectively. The terms of all of these currency derivatives are less than one year.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -         FINANCIAL INSTRUMENTS (Cont.)

C.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2011 and December 31, 2010 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1

Derivatives designated as hedging instruments in cash flow hedge	$449	$-	$-	$402

The following table represents the balance of derivative instruments as of December 31, 2012 and 2011, and their impact on accumulated other comprehensive income (“OCI”) for the year ended December 31, 2012:

Balance at December 31,2011	$(402)
Amount of loss recognized in OCI	735
Amount of gain reclassified from OCI to income	116
Balance at December 31,2012	$449

The impact of derivative instrument on total operating expenses in the year ended December 31, 2012, 2011 and 2010 was:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Gain (loss) on derivative instruments	$(116)	$496	$113

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Gabi Seligsohn
Gabi Seligsohn
President and Chief Executive Officer

Date:  March 11, 2013

EXHIBIT INDEX

Number	Description

1.1
Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2012 (File No. 333-184585)).

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

4.5
2007 Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2012 (File No. 333-184585)(.

4.6
A form of amended Indemnification Letter Agreement between the Company and its present and future directors and officers (incorporated by reference to Appendix B to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2012).

4.7	Summary of lease agreements (filed herewith).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2011)
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Brightman Almagor & Co. (filed herewith).
101	Financial information from Nova Measuring Instruments Ltd’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language). Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.