Form 20-F
period 2013-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2014-02-28
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

Dror David, +972-73-2295833, +972-8-9407776, P.O.B 266, Rehovot 7610201, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,280,521 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2013.

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

The following selected consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and December 31, 2009 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$39,318	$86,620	$102,828	$96,168	$111,509
Cost of revenues	21,731	39,204	44,832	45,014	52,438
Gross profit	17,587	47,416	57,996	51,154	59,071
Operating expenses:
Research and development expenses, net	6,865	12,445	18,677	24,594	29,578
Sales and marketing expenses	6,014	10,133	11,373	11,998	11,963
General and administrative expenses	2,240	2,968	3,229	3,978	5,197
Total operating expenses	15,119	25,546	33,279	40,570	46,738
Operating income	2,468	21,870	24,717	10,584	12,333
Financing income, net	163	305	901	1,368	693
Income before income taxes	2,631	22,175	25,618	11,952	13,026
Income taxes expenses (benefit)	-	-	(2,500)	124	2,511
Net income for the year	$2,631	$22,175	$28,118	11,828	10,515

Income per share:
Basic	$0.14	$0.91	$1.07	$0.44	$0.39
Diluted	$0.13	$0.86	$1.04	$0.43	$0.38

Shares used in calculation of net income per share:
Basic	19,473	24,448	26,232	26,619	27,091
Diluted	20,089	25,692	26,931	27,277	27,373

	December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	25,067	65,442	94,669	106,298	118,596
Total assets	40,924	93,377	122,947	142,044	162,277
Capital stock (including additional paid-in capital)	85,696	104,646	108,710	111,062	114,348
Shareholders’ equity	26,915	68,384	99,906	114,771	128,664

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

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

Like our peers serving the semiconductor market, our customer base is highly concentrated among a limited number of large customers. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered to be our major customers and the percentage of our revenue represented by each major customer may vary from period to period. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. For example, it is possible that any of our major customers could terminate its purchasing relationship with us or significantly reduce or delay the amount of our products that it orders, purchase products from our competitors, or develop its own products internally. The loss of any one of our major customers would adversely affect our revenues. Furthermore, if any of our customers become insolvent or have difficulties meeting their financial obligations to us for any reason, we may suffer losses. For more information regarding our sales by major customers as percentage of our total sales, see Note 10 to our consolidated financial statements contained elsewhere in this report.

The markets we target are highly cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

The semiconductor capital equipment market and industries, which are highly cyclical, experienced a steep upturn in 2010 and 2011, followed by a decline in overall capital equipment sales in 2012. According to Gartner, Inc., a market research company, the forecast (as of December 2013) for year 2014, predicts a 16.4% increase in wafer fab equipment (WFE) spending. Although we rely on market research companies, we cannot predict the length and strength of the downturns or expansions.

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

We believe that sales of integrated metrology systems will continue to be an important source of our revenues. Sales of our integrated metrology systems depend upon the ability of PEMs (process equipment manufacturers) to sell semiconductor equipment products that are able to integrate with our metrology systems. If our PEMs are unable to sell such products, or if they choose to focus their attention on products that do not integrate our systems, our business could suffer. If we were to lose our PEMs as business partners for any reason, our inability to realize sales from integrated metrology systems could significantly harm our business. In addition, we may not be able to develop or market new integrated metrology products, which could slow or prevent our growth.

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

Starting year 2009, we have been able to demonstrate continued profitability, yet since our inception in 1993, we have had several years of losses and we may incur net losses in future years. We plan to increase our aggregate operating expenses in 2014 relative to 2013. However, our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover the increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown.

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

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics, Inc., KLA-Tencor Corp. and Rudolph Technologies, Inc. which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with process equipment manufacturers, such as Tokyo Electron Ltd. and ASML Holdings N.V., which manufactures integrated metrology products, and with process equipment manufacturers, such as Applied Materials, Inc., which develop in-situ sensors and products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

We believe that the semiconductor capital equipment market is undergoing consolidation. A number of process control suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies, Inc. acquired August Technologies, Inc., in 2006 Nanometrics acquired Soluris, Inc. and Accent Technologies, Inc., in 2007 KLA-Tencor Corp. acquired Therma-Wave, Inc. and Nanometrics acquired Tevet Ltd., and in 2011 Nanometrics acquired Nanda Technologies. In addition, in the recent two years a major consolidation has occurred in the process equipment manufacturers segment, such as Applied Materials Inc. acquiring Varian Semiconductor Equipment Associates and Tokyo Electron Ltd., and Lam Research Corporation acquiring Novellus Systems Inc.. We believe that similar acquisitions and business combinations involving our competitors, our customers and the process control manufacturers may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer service, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors or customers could jeopardize our competitive position.

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

As of December 31, 2013, we have been granted more than 100 U.S. patents and have 26 U.S. patent applications pending including US provisional patent applications. In addition, we have been granted more than 40 non-U.S. patents and have more than 40 non-U.S. patent applications pending.

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

Additionally, as part of our long term technological collaboration, we are engaged with joint development activities with some of our strategic customers. These activities impose some limitations on the joint intellectual property developed as part of these programs.

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

We have been, and may in the future be, notified of allegations that we may be infringing intellectual property rights possessed by others. In addition, we may be required to commence legal proceedings against third parties, which may be infringing our intellectual property, in order to defend our intellectual property. In the future, protracted litigation and expense may be incurred to defend ourselves against alleged infringement of third party rights or to defend our intellectual property against infringement by third parties. Adverse determinations in that type of litigation could:

•	result in our loss of proprietary rights;

•	subject us to significant liabilities, including triple damages in some instances;

•	require us to seek licenses from third parties, which licenses may not be available on reasonable terms or at all; or

•	prevent us from selling our products.

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

The new disclosure rules regarding the use of conflict minerals may affect our relationships with suppliers and customers.

The Securities and Exchange Commission recently adopted disclosure rules for companies that use conflict minerals in their products, with substantial supply chain verification requirements in the event that the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These new rules and verification requirements may impose additional costs on us and on our suppliers, and limit the sources or increase the prices of materials used in our products. Among other things, this new rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of components that are incorporated into our products. In addition, the number of suppliers who provide conflict-free minerals may be limited, and there may be material costs associated with complying with the disclosure requirements, such as costs related to the process of determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. We may not be able to sufficiently verify the origins of the relevant minerals used in components manufactured by third parties through the procedures that we implement, and we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so. While we have created processes and procedures designed to enable compliance to these rules, if we are unable to certify that our products are conflict free, we may face challenges with our customers, which could place us at a competitive disadvantage, and our reputation may be harmed.

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

To the best of our knowledge, approximately 32% of our outstanding ordinary shares are cumulatively held by a few of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this annual report on Form 20-F.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2013, more than 95% of our cash reserves were invested in Israeli based bank institutions, of which approximately 50% was invested in one institution. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2013, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, including extensive hostilities along Israel’s northern border with Lebanon in 2006 and continuous hostilities along Israel’s border with the Gaza Strip. Some of these hostilities and armed conflicts resulted in artillery attacks on Israeli territories and civil facilities. In 2012, rocket attacks from Gaza Strip resulted in damages in areas which are close to our Manufacturing Facility. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. The tension between Israel and Iran may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Moreover, since December 2010, there has been a wave of protests and civil resistance demonstrations in several countries in the Middle East and North Africa, including Egypt and Syria, both of which share a border with Israel. This situation creates instability in the Middle East and the surrounding countries. The resumption of hostilities and on-going tension and instability in the region, may have a negative effect on our business and harm our growth and revenues.

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

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2013, the U.S. dollar devaluated against the NIS by 7.1%, after devaluated by approximately 1.8% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

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

We believe that in 2013 we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2013. Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2014. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of a corporation’s assets, the trading price of our ordinary shares and the amount and type of its gross income. Therefore, there can be no assurances that we will not become a PFIC for the current fiscal year ending on December 31, 2014, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

Item 4. Information on the Company

4.A	History and Development of the Company

Nova Measuring Instruments Ltd. was incorporated in May 1993 under the laws of the State of Israel. We commenced operations in October 1993 to design, develop and produce integrated process control systems for use in the manufacture of semiconductors, also known as integrated circuits or chips.

In April 2000, we conducted an initial public offering and our shares were listed for trading on NASDAQ.

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

Until 2008, most of our products were sold to process equipment manufacturers such as Applied Materials, Inc. and Ebara Corp., which later sold these products to semiconductor manufacturers. Since then, we have completely changed our business model, selling most of our products directly to semiconductor manufacturers. Through this process, which has also enabled us to introduce to these customers additional products and features, we have improved our products gross margins and net profitability. In parallel, we continue to work with the process equipment manufacturers as business partners for future products and process control solutions.

On February 9, 2010, we successfully completed an underwritten public follow-on offering in which we received approximately $17.0 million in net proceeds.

We have six fully owned subsidiaries in the U.S., Japan, Taiwan, Korea, Germany and the Netherlands. These subsidiaries are engaged in marketing activities and provide technical support to our customers.

Our main office, research and development and production facilities are located in Israel at the Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona. Our telephone number at our main office is +1-972-73-229-5600.

4.B	Business Overview

We are a worldwide leading designer, developer and producer of optical metrology solutions comprised of integrated process control metrology systems as well as stand-alone metrology used in the manufacturing process of semiconductors. Our integrated and stand-alone metrology solutions are combined with Nova’s modeling software that delivers unique capabilities to measure the most advanced structures with high performance and fast time to solution. Our metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower their manufacturing costs and increase their profitability. We supply our metrology systems to major semiconductor manufacturers worldwide, and our systems were first installed in 1995.

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

Demand for metrology systems, whether integrated or stand-alone, is driven by capital equipment purchases by semiconductor manufacturers, which in turn are driven by worldwide demand for semiconductors. Industry data indicates that through the years, the worldwide demand for semiconductors is growing. We believe that this growth in demand will drive demand for process control equipment, including metrology systems, as semiconductor manufacturers add capacity. We also believe that the demand for metrology systems will also be driven by the increasing manufacturing costs of semiconductors and the demands of semiconductor manufacturers for process equipment that provides better film uniformity, shrinking process geometries resulting in increased dimensional control, tool-to-tool matching and within-tool uniformity. Lastly, demand for metrology is driven by technology challenges. The growing investment in advanced technology nodes and complex structures introduces growing complexity and new challenges. Scaling and technology progress are connected together these days in order to improve cost and gain competitive advantage. These fundamental elements create favorable market conditions for Optical CD metrology growth where more process steps are needed, new novel materials are introduced and innovative structures and packaging solutions are incorporated.

Our Market

Semiconductor Industry and the Metrology Market

The increased use of semiconductors has been accompanied by an increase in their complexity. Due to the creation of new applications and markets for semiconductors, suppliers and manufacturers are faced with an increasing demand for new products that provide greater functionality and higher performance at lower prices. As a result, many new complex materials, structures and processes are being introduced to semiconductor manufacturing. New materials include copper, low-k and high-k dielectrics, silicon-on-insulator, silicon-germanium, strained silicon and raised source/drain. Manufacturers have transitioned in the past years toward 300 mm silicon wafers from 200 mm silicon wafers. While 300 mm wafers can yield up to twice as many integrated circuits as 200 mm wafers, larger wafers increase manufacturing challenges. For example, because 300 mm wafers can bend or bow more than twice as much as 200 mm wafers, they are more susceptible to damage. The larger area of 300 mm wafers also makes it more difficult to maintain film uniformity across the entire wafer. The phenomena is expected to become even more challenging as the Semiconductor industry moves towards 450 mm production in the future. Semiconductors also continue to move toward smaller feature sizes and more complex structures such as 3D FinFET transistors and 3D-NAND memory structures. The increase in complexity of semiconductors and the resulting increase in the complexity and cost of the semiconductor manufacturing process has also been a driver of demand for metrology systems.

The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983 and may reach up to $8-10 billion in 2013 for building mega fab facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a rate greater than the overall process equipment market since the challenges of meeting process design goals will become increasingly difficult such that process control equipment is in the future expected to consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

The processes described above are repeated in sequence until the last layer of structures on the wafer has been completed. Each integrated circuit on the wafer is then inspected and its functionality tested before shipment. Measurements taken by metrology systems during the manufacturing process help insure process uniformity and help semiconductor manufacturers avoid costly rework and misprocessing, thereby increasing efficiency and profitability.

The World Economy – Update

Global Insight, the analyst company, forecasts the world GDP to grow by 3% in 2014 compared to an estimated increase of 2.1% in 2013, and forecasts the U.S. GDP to grow by 2.5% in 2014.

Gartner Inc. forecasts semiconductor revenues to increase by 5.4% in 2014, compared to an increase of 5.2% in 2013. In addition, Gartner Inc. forecasts WFE sales in 2014 to increase by 16.4% following an estimated decrease of 9.1% in 2013.

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

The Need for Effective Process Control Tools. A number of technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control solutions. These trends include:

•
Development of Smaller Semiconductor Features. The development of smaller features, now as small as 20nm in production and 10nm in R&D, enables semiconductor manufacturers to produce larger numbers of circuits per wafer and to achieve higher circuit performance. As feature geometries decrease, manufacturing yields become increasingly sensitive to processing deviations and defects, as more integrated circuits are lost with every discarded wafer. In addition, the increased complexity and number of layers of the integrated circuits increase the chance of error during the manufacturing of the wafer.

•
Transition to 3D device structures. Foundries are adopting 3D FinFET transistors starting at 14/16 nm technology nodes to get improved performance and use less power in 1x technology nodes. Memory makers will move to 3D NAND and vertical structures for next generation NAND technology. These trends will require process control with metrology solutions capable of measuring critical dimensions in these 3D structures that are currently supported only by optical metrology technology.

•
Transition to 3D Integration Technology. Three-dimensional (3D) integration of active devices, directly connecting multiple IC chips, offers many benefits, including power efficiency, performance enhancements, significant product miniaturization, and cost reduction. It provides an additional way to extend Moore’s law beyond spending ever-increasing efforts to shrink feature sizes. A critical element in enabling 3D integration is the Through-Silicon Via (TSV); TSV provides the high-bandwidth interconnection between stacked chips. The TSV process is beginning to enter production. In the case of TSV, since multiple chips are connected, the process has to achieve and maintain very high yield levels in order to be economically viable. TSV metrology solutions are required to closely monitor and measure depth, side-wall slope, top and bottom diameter (CD), and bottom curvature.

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

•
Transition to porosive low K Materials. Copper metal layers continue to be the key material for the back end of line for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. The Industry is continuously searching directions to reduce the effective K of the low K materials and to reduce the barrier thickness and material types. These changes require new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry.

•
Transition to High-K Metal Gate and III-IV materials. In order to overcome limitations in the continued shrink of transistor dimensions, leading edge integrated circuit manufacturers are introducing new materials in the transistor gate stack. The adoption of high-k dielectrics is a key element for gate control in the most advanced technology nodes of 28nm, 20nm and 14nm currently in production, while R&D work to implement the next gate control material being done with III-IV materials. These new materials, combined with metal layers, require new processing and metrology equipment and thus represent a challenging development for the semiconductor manufacturing industry.

•
Increasing use of multi patterning lithography. The continuous need for scaling to meet reduced transistor costs combined with delays in EUV lithography is pushing the industry to develop alternative lithography techniques such as multi patterning, DSA and E-Beam. These alternative technology are increasing the Etch and CMP process steps and thus increasing the process control and metrology steps in these areas accordingly.

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

•
Transition to 450mm Production. To further achieve the required continuous cost reductions driven by Moore’s Law, transition to production in increased wafer size of 450mm is targeted for future sub 1x technology nodes. The transition to 450mm production will requires new process and metrology equipment to reduce the scrap as wafer cost increases and address the technology challenges in 450mm production.

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

Expected equipment spending in 2014

We believe that in 2014 equipment spending will continue in the foundry segment with focus on adding capacity in 20nm and 14/16nm and will increase in memory segment to address capacity expansions and investment in advanced planar nodes as well as in 3D-NAND. Equipment spending will be focused around three main areas:

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

Modeling and Software solutions

The integrated and stand-alone products combine the NovaMARS modeling engine as an integral part of Nova’s metrology solution. NovaMARS is our modeling and application development software that enables complex 2D, 3D and in-die measurements with high accuracy and fast time-to-solution. Over the past several years we have leveraged our advanced modeling know-how to create unique solutions that address industry process challenges. As part of Nova’s holistic metrology approach we have introduced the hybrid metrology solution that combines data from different toolsets such as CD SEM with Nova’s optical metrology to provide improved performance above that of any individual toolset. Furthermore, we are continuously exploring new methods to deliver superior process control solutions that leverage our advanced modeling engines. In addition to our modeling software solutions, we have introduced the fleet management software which is Nova solution for managing large fleets of metrology tools to deliver high productivity and operational efficiency in high volume production environment of foundry and memory customers. The fleet management solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova systems and is designed to address the needs and working methodologies of Metrology and Process Engineers in the fab.

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

In addition to the above applications, we have a stand-alone product for the emerging 3D-interconnect market. This internal development is based on an extension of our existing technologies.

Our suite of technological capabilities includes:

•
Broadband Spectrophotometry. Our broadband Spectrophotometry capabilities range from deep ultraviolet to near infrared. This technology enables fast, accurate and small spot size film thickness measurement in a large range of applications on a very cost effective basis, both as an integrated system and as a stand-alone system.

•
Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry technology. These systems use a fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost effective system development. Scatterometry provides two and three dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real time metrology of the most advanced design rules, down to 10 nm and below. A key component in scatterometry technology is the modeling software which converts raw spectra coming from the measurement tool into useful information in terms of customer parameters. This segment of the technology is where we currently focus our attention and where we have also acquired specific advantages due to our unique solutions. Some of Nova’s metrology solutions use multi-channel reflectometry to reduce the ambiguity, increase the sensitivity to critical parameters, and improve measurement accuracy. The measurements are gathered using different wave lengths, polarizations and directions in order to deliver highly-accurate results.

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

Throughout our history, we have been a technological leader in the integrated metrology field. We were the first to offer integrated metrology solutions for semiconductor manufacturers and are the only provider of integrated metrology solutions that can measure wafers in water, which allows for more efficient and close-to-the-process metrology.

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

•
The NovaScan 3090Next is currently our main product. Targeted for 45 nm and 32 nm technology nodes with extendibility down to 20nm, this tool was released in 2006 and provided significant improvements in throughput, accuracy, tool to tool matching and spectral range over the older NovaScan 3090. It also improved overall tool reliability. The NovaScan 3090Next is available as integrated metrology and as stand-alone metrology systems for both thin film and Optical CD (scatterometry) applications.

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

•
The Nova V2600, announced on July 2012, enables chipmakers to accelerate the development and improve production yield of multi-chip integrations that rely on TSVs (Through Silicon Vias). The Nova V2600 TSV Metrology system, developed in collaboration with device makers, allows accurate measurement of critical TSV features such as side-wall angle, bottom diameter, and bottom curvature. This process control solution delivers complete TSV dimensional metrology in a high-throughput production-ready system for the industry’s transition to 3D integration in production. Nova V2600 collects a dark-field reflectometry spectrum that is highly sensitive to variations in TSV internal structures, and has a unique capability to extend measuring of future TSVs with diameters below 5 microns. This high-throughput platform is recognized for providing superior cost of ownership and operational flexibility.

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

•
Nova Hybrid Metrology solution is part of our holistic metrology approach that utilizes different sources of information that can enhance the overall metrology performance. The Hybrid metrology solution combines data from different toolsets in the fab such as CD-SEM and XRD together with Nova’s optical metrology to provide improved performance above that of any individual toolset. Nova has been pioneering the hybrid concept in the past several years and has proven the value of the solution in multiple publications and technical papers. As of 2013, the Hybrid solution has been implemented in production at leading foundry fabs.

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, and include measurement instruments, optical modeling, image acquisition, pattern recognition, equipment integration and fab automation. Our research and development staff consists of about 120 highly skilled members, over 40 of which hold Ph.D’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations are certified as ISO9001/2000 quality standard.

The metrology and process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product lines is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2011, 2012 and 2013, our research and development expenses, net of participation by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, were $18.7 million, $24.6 million and $29.6 million respectively, representing, 18.2%, 25.6% and 26.5% of our respective total revenues for those years. The significant increase of R&D expenditures in 2012 represents our strategic choice to increase our market share in the growing Optical CD market as well as to develop new products beyond our existing fields. In the future, we plan to continue and expand our R&D investments in this area.

Our vision is to continue to be a market leader in the semiconductor process control market, increase our leadership in integrated metrology solutions and become the leader in the stand-alone Optical CD metrology market, and our research and development efforts and activities are designed to support this vision. Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Project initiation is based on a detailed project plan, risk and market analysis. Each project is monitored throughout its life cycle in a structured process, including design reviews and project management reviews. In the frame of our research and development activities we consider from time to time entering into intellectual property consortium arrangements. In 2013 we entered into intellectual property consortiums in Europe, and also continued with intellectual property consortium, which we entered in 2012, in order to be able to support our customers in the expected 450mm wafer processing technology transition in the coming years. These consortiums are joint programs with the OCS and the European Research Area.

As part of our long term technological collaboration, we are also engaged with joint development activities with some of our strategic customers. These activities impose some limitations on the joint intellectual property developed as part of these programs.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of December 31, 2013, our portfolio includes more than 100 U.S. patents and more than 40 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2014 to 2030. We also have 26 U.S. patent applications pending and more than 40 applications pending in other countries including 7 PCT applications. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. We have also registered 4 trademarks in the U.S. and have 10 registered trademarks and 5 applications for trademarks’ registration in countries other than the U.S.

To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions (e.g. confidentiality agreements) and licenses. Our copyrights include software copyrights. We constantly seek to control access to, and distribution of our proprietary information, such as our proprietary algorithms.

While we attempt to protect our intellectual property through patents, copyrights and non-disclosure and confidentiality agreements, we may not be able to adequately protect our technology. Competitors may be able to develop similar technology independently or design around our patents and, despite our efforts, our trade secrets may be disclosed to others. Furthermore, the laws of countries other than the U.S. may not protect our intellectual property to the same extent as the laws in the U.S. We also cannot assure that: (i) our pending patent applications will be approved; (ii) any patents granted will be broad enough to protect our technology or provide us with competitive advantages or will not be successfully challenged or invalidated by third parties; or (iii) that the patents of others will not have an adverse effect on our ability to do business. We may also have to commence legal proceedings against third parties to protect our intellectual property.

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

Our Customers, Sales and Marketing

Our sales and marketing strategy is based mostly on a direct approach where we engage with our customers from the early stages of process development, work in collaboration to address their challenges in the development phase and support the transition to high volume production. We seek to establish and maintain close and mutually beneficial relationships with our customers by consistently providing them with a high level of service, support and new capabilities. We have a global network of direct sales and marketing, customer service and applications support offices worldwide. We maintain sales, service and applications offices in Europe, Israel, Japan, Korea, Singapore, Taiwan, China and the U.S., with a total staff of 144 people. These offices provide highly qualified application support specialists, training to end users and process equipment engineers, marketing, demonstrations and evaluations, spare parts hubs and sales and support engineers.

In additions, we have established sales and support activities with key process equipment manufacturers to ensure our products are combined into our partners’ next generation equipment sets as those become available. As part of our integrated tools sales effort, we continuously add new process equipment manufacturers as partners as we introduce new integrated process control systems that can be integrated with different types of equipment.

We serve all sectors of the integrated circuit manufacturing industry including logic, ASIC, foundries and memory manufactures. Our end user and process equipment manufacturer customers are located in different countries, including Japan, Korea, Singapore, Taiwan, China the U.S., Germany, France and Italy.

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	Year ended December 31,
	2011	2012	2013
	(in thousands)
Taiwan, R.O.C.	$37,912	$50,298	$57,523
USA	20,210	22,097	16,680
Korea	11,053	8,556	7,166
Singapore	7,453	5,422	5,854
China	14,917	2,597	6,833
Other	11,283	7,198	17,453
Total	$102,828	$96,168	111,509

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

	Year ended December 31,
	2011	2012	2013
Total revenues from five largest customers	58%	72%	72%

Range of revenues from five largest customers	6%-29%	5%-41%	4%-44%

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

Our current stand-alone metrology products compete with both Nanometrics and KLA-Tencor. In this area, we have gained market share both in CMP and Etch segments using our T600 platform combined with our advanced modeling and software capabilities. These solutions are being used for in line metrology at leading foundries and memory customers. The T600 was selected for several process steps due to its metrology capability and has a significant cost of ownership advantage with the dual measurement unit configuration. In the integrated metrology field, we primarily compete with products manufactured by Nanometrics. We have gained market share with the successful proliferation of NovaScan 3090 and i500 platform in key accounts, but we expect our integrated products to face intense competition in the coming years. We see an increasing demand to implement high end metrology solution – both software and hardware – for integrated metrology tools as customers start using these tools for advanced nodes. We also compete against companies manufacturing other types of equipment as a result of the disruptive nature of the technology we offer. These companies include Hitachi hi-tech and Applied Materials in the area of CD-SEM and Rudolph Technologies in the area of acoustic measurement of copper lines.

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

4.C	Organizational Structure

Our Subsidiaries

Our subsidiaries and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Country of Incorporation

Nova Measuring Instruments Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Netherlands B.V.	Netherlands
Nova Measuring Instruments Korea Ltd	Korea
Nova Measuring Instruments GmbH*	Germany

*Established in 2014

4.D	Property, Plant and Equipment

Our main facilities, located in Ness-Ziona, Israel, occupy approximately 7,750 square meters, including: approximately 1,250 square meters of production facilities, approximately 4,500 square meters of research and development offices (including approximately 400 square meters of laboratories) and approximately 2,000 square meters of headquarters, sales and marketing, service and support and administration facilities. In 2014 we expect to expand our facilities in Israel with additional clean room space and with additional offices. For a summary of the main terms of our lease agreements, see Exhibit 4.7 to this annual report on Form 20-F.

Our subsidiaries lease offices in various locations, for use as a service and pre-sale facility. Our U.S. subsidiary leases approximately 380 square meters, our Japanese subsidiary leases approximately 34 square meters, our Taiwanese subsidiary leases approximately 740 square meters and our Korean subsidiary leases approximately 340 square meters. Our European subsidiaries leases approximately 80 square meters in Germany and France.

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

Executive Overview

We are a worldwide leading designer, developer and producer of integrated metrology systems for the semiconductor manufacturing industry and a leading designer, developer and producer of stand-alone metrology systems for the semiconductor industry. Our metrology systems are used to take precise measurements of semiconductors during the manufacturing process to control the manufacturing process and increase the productivity of the manufacturing equipment. We market and sell our metrology systems mainly to semiconductor manufacturers, and in some cases to semiconductor process equipment manufacturers.

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

In the recent five years (2008-2013), we were able to present positive Cumulative Annual Growth Rate (CAGR) of approximately 23%, while Wafer Fab Equipment ("WFE") experienced an increase of CAGR of approximately 2.2%. We believe that this improved performance is attributed mainly to our move to a direct sales business model and to our continued penetration into the Optical CD standalone metrology segment. Industry forecasts indicate increase in WFE spending in the next year, and we believe we are well positioned to continue to grow as we continue our focus on high growth segments within the industry.

We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2013, product sales accounted for approximately 80.2% of our total revenues and services, which include software upgrade on existing installed base accounted for approximately 19.8%. Presently, we have no significant long-term debt, and during 2013 we increased our overall cash reserves by $8.3 million, through generating positive cash flow from operating activities. As of the end of 2013, we had overall cash reserves of $99.7 million and working capital of $118.6 million.

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

When evaluating the performance of the Company, our management tends to focus on several financial metrics and qualitative areas, including market share, gross margins, operating margins, inventory turns and days sales outstanding. Blended gross margins in 2013 were approximately 53%, while product sales presented gross margins of approximately 58% and services presented gross margins of approximately 34%. In 2013, our inventory turns were approximately 2.9 and our daily sales outstanding were 74 days.

Significant Events in 2013 and Outlook for 2014

During 2013 Nova accomplished few significant milestones:

•	Nova’s revenues (both Products and Service) hit record high.

•	Strong financial model and P&L control was proven once again this year.

•	Nova’s business again outperformed industry performance indicators.

•	Steady growth of foundry business, including market share and new process steps gains in the sector.

•	Inroads into the Memory segment with new customer addition.

•	Proven advanced fleet to support solutions to new 3D structures (FinFet and VNAND) in advance tech nodes below 2Xnm.

•	Extending proliferation of standalone metrology tools into existing customers.

•	Significant adoption of Nova’s latest and advanced products portfolio for 3D structure evolvement:

o	NovaT600 and Nova i500 – selected for 1X and 2X technology nodes.

o	Nova new MARS 6 – selected for the most advanced application building in advanced nodes.

•	Major portfolio diversification to include SW products.

o	Fleet management capabilities.

o	Hybrid metrology for complex structures and advanced tech nodes.

o	IPM (In Process Monitoring).

•	Continuous 450mm program with early engagement with major PEMs (Process Equipment Manufacturer) partners for early development.

•	V2600 TSV (Through Silicon Via) metrology systems were accepted by leading customers. Other major evaluations are going on as part of the market recognition of Nova’s unique technology.

•
Deep collaboration with multiple research institutes and customer technology development teams, utilizing a variety of Nova’s products, leading to Nova’s repositioning as a partner for long term technology development.

•	More than 85% of revenues during 2013 coming from 2X and 1X technology nodes.

•	Several joint publications with technology leading customers at industry symposiums.

In 2014, Nova plans to focus on the following:

•	Continue our sustainable growth through a stronger market position and technical leadership.

•	Continue Nova’s aggressive innovation and development plans for meeting future industry challenges.

•	Be a significant part of both Foundry and Memory customers’ ramp up during the year.

•	Excellent execution of the ramp up of the 20nm and 16/14nm technology nodes at leading foundry customers.

•	Establishing our leadership position in the coming 10nm technology node at leading customers.

•	Making significant inroads into memory customers with advanced metrology solutions below 20nm.

•	Support our customers’ transition to 3D device structures (both in memory and foundry sectors) to enable them to move to high volume manufacturing of advanced technology nodes.

•	Continue leading the emerging metrology markets with innovative solutions.

•	Continued collaborations and joint research with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue our products innovation and diversification through several new product introductions to extend the company’s market leadership.

•	Continue the aggressive plans to generate revenues through SW products.

•	Advance further with customer and PEM collaborations for the development of 450mm wafer size.

•	Several joint publications with technology leading customers and vendors at industry symposiums.

•	Strengthening the partnership with our customers and build a “Customer Centric” approach to accommodate and deliver customers’ requirements along the Semiconductor evolution.

The challenges and risks we face in meeting our plans include:

•	On time delivery of the required process control solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

•	Identifying the metrology evolution for future industry needs in order to meet process control requirements and lead the market.

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

We believe our business performance continues to be better than the industry as a whole. This year Nova outperformed the industry with 16% growth YOY, while wafer fab equipment and process control expenses reduced at approximately 9% and 10% respectively YOY. Reflecting back on our performance, we see that our compound annual revenues growth rate for the period between 2008-2013 was approximately 23%, while wafer fab equipment increased by approximately 2.2%. This performance by Nova also exceeded that of the entire process control sector which was around 4.4% for that period.1

It is our belief that we have been able to consistently win and grow as a result of a combination of factors:

•	Optical CD has become an enabler for the entire industry over the last few years, even on the count of other metrology capabilities, which are not optic enabled.

•	Nova’s Optical CD solutions are the most advanced solutions, combining the best innovative and technical metrology capabilities with the best cost of ownership.

•	Our technical innovative solutions are well accepted by leading customers that allow us to gain more market share with additional process steps and new applications

•
Our ability closely team with our customers allows us to predict well the industry evolution and metrology challenges and by that introduce innovative and advanced metrology solutions to solve industry needs.

•	Our diversified portfolio, which is a result of continuous R&D development, is well adopted by our customers.

•	Well controlled balance sheet and P&L elements to continue a sustainable growth.

Understanding the industry’s challenges for the next several years, it is our belief that we should continue growing going forward as the adoption of our solutions increases as a function of process complexity and industry development. We believe that our served addressable market is continuously expanding as we penetrate to more steps of the semiconductor manufacturing process and as we continue innovating our portfolio for leading new emerging metrology opportunities. We also believe that going forward and as the semiconductor process is becoming much more complicated with variety of challenges the necessity for Optical Metrology will grow in the next few years.

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

1 Based on Nova’s data and Gartner Inc.’s data of 2013 Q4.

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

Overview

The table below describes the distribution of our total revenues, from systems and services, by geographic areas of our product installations at semiconductor manufacturing facilities. As our customers include semiconductor manufacturers as well as process equipment manufacturers, this distribution is different from the distribution of our revenues by customer location discussed in the immediately preceding paragraph.

	2011	2012	2013
Taiwan, R.O.C.	37%	52%	52%
USA	20%	23%	15%
Korea	11%	9%	6%
Singapore	7%	6%	5%
China	15%	3%	6%
Other	10%	7%	16%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

The sales cycle for our systems typically ranges from 6 to 12 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2013, our inventory levels at the end of each quarter ranged from $16.2 million to $18.1 million. We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified.

Our revenues increased by 16% in 2013 following a decrease of 7% in 2012, and an increase of 19% in 2011.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2011	2012	2013

Revenues from product sales	83.2%	80.3%	80.2%
Revenues from services	16.8%	19.7%	19.8%

Total revenues	100%	100%	100%

Cost of products sale	32.9%	33.0%	33.9%
Cost of services	10.7%	13.8%	13.2%
Total cost of revenues	43.6%	46.8%	47.0%

Gross profit	56.4%	53.2%	53.0%

Operating expenses:
Research and development expenses, net	18.2%	25.6%	26.5%
Sales and marketing expenses	11.1%	12.5%	10.7%
General and administrative expenses	3.1%	4.1%	4.7%

Total operating expenses	32.4%	42.2%	41.9%

Operating profit	24%	11%	11%

Financing income, net	0.9%	1.4%	0.6%
Income before income taxes	24.9%	12.4%	11.7%

Income tax expenses (benefit)	(2.4)%	0.1%	2.3%

Net income	27.3%	12.3%	9.4%

Comparison of Years Ended December 31, 2013 and 2012

Revenues. Our revenues in 2013 increased by $15.3 million, or 16%, compared to 2012, with revenues attributable to product sales accounting for $89.4 million, an increase of $12.2 million, or 16%, compared to 2012, and revenues attributable to services accounting for $22.1 million, an increase of $3.1 million, or 17%, compared to 2012. The increase in product sales revenue in 2013 was mainly attributed to increased adoption of our solutions in advanced technology nodes in existing customers. The increase in services revenues is attributed mainly to an increase in time and materials revenues on a higher number of systems included in our installed base, and to an increase in software upgrades on existing installed base.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2013 was $37.8 million, an increase of $6 million, or 19%, compared to 2012. Our cost of revenues attributable to product sales, as a percentage of product revenues in 2013, was 42%, compared to 41% in 2012. Our gross margin attributable to product revenues in 2013 was 58%, compared to 59% in 2012. This decrease in products gross margins in 2013 is mainly related to new products in the sales mix and to higher amount of royalties. Our cost of revenue attributable to service, as a percentage of service revenues in 2013, was 66%, compared to 70% in 2012. Our gross margin attributable to service revenues in 2012 was 34%, compared to 30% in 2011. The increase in service gross margins in 2013 is mainly related to the higher portion of software upgrades on existing installed base.

Research and development expenses, net, consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the Office of the Chief Scientist. Our net research and development expenses increased by 20% to $29.6 million in 2013, compared to $24.6 million in 2012, after offsetting grants received or receivable from the Office of the Chief Scientist of $1.5 million in 2013 and $1.7 million in 2012. In 2012, net research and development expenses represented 27% of our revenues compared to 26% of our revenues in 2012. This increase in research and development expenses is mainly attributed to an increase in headcount and subcontractors to support our products roadmap. We expect to continue and expand our annual research and development efforts and expenses during 2014, in order to support the wide market opportunities that we see ahead of us, albeit with a very marginal headcount increase expected during the year.

Approximately 50% of our net research and development expenses in 2013 resulted from our research and development efforts relating to current products and product lines, and the rest were related to developing a technology infrastructure for next generation metrology tools and SW platforms and features.

Sales and Marketing. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses in 2013 and 2012 were 11.9 million. Sales and marketing expenses represented 11% and 13% of our revenues in 2013 and 2012, respectively. The decrease as a percentage of revenue is related to the increase in sales volumes while expenses remained stable.

General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses increased by 31% to $5.2 million in 2013, compared to $3.9 million in 2012. This increase is mainly attributed to increase in employee related costs (including headcount increase and one-time retirement provision for a senior executive), depreciation, rent, maintenance and consulting costs. General and administrative expenses represented 5% and 4% of our revenues in 2013 and 2012, respectively. The increase as a percentage of revenue is mainly related to a major increase in expenses which was offset with the increase in revenues in 2013.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. We recorded $2.5 million of income tax expenses in 2013 compared with $0.1 million in 2012. This change is mainly attributed to utilization of deferred tax asset and the expected usage of the remaining carry forward tax losses in 2014.

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

5.B	Liquidity and Capital Resources

As of December 31, 2013, we had working capital of approximately $118.6 million compared to working capital of $106.3million as of December 31, 2012.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2013 were $99.7 million compared to $91.4 million as of December 31, 2012.

Trade accounts receivable increased from $17.4 million as of December 31, 2012 to $27.9 million as of December 31, 2013. This increase is related to the increase in sales volumes at the end of the fourth quarter. Inventories increased from $17.8 million as of December 31, 2012 to $18.1 million as of December 31, 2013. This increase in mainly related to the increase in manufacturing volumes in order to align with the increase in sales volume.

Operating activities in 2013 generated positive cash flow of $11 million compared to a positive cash flow of $7.7 million in 2012.

The following table describes our investments in capital expenditures during the last three years:

	2011		2012		2013
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
			(in dollar thousands)
Electronic equipment	3,392	15	3,903	34	4,514	42
Office furniture and equipment	179	70	22	1	10	5
Leasehold improvements*	742	99	1,131	3	1,052	1

Total	4,313	184	5,056	38	5,576	48

*The balance represents the gross investment in capital expenditure, as there was a scrap of fully depreciated assets during 2013.

In 2013, the investment in capital expenditures was financed from our positive operating cash flow. The increase in capital expenditures for electronic equipment in 2013 and 2012 is mainly attributable to an increase in capital expenditure of electronic equipment used for our research and development labs and systems for our demonstration centers and application development. Although we currently have no significant capital commitments, we expect to spend approximately $8 million on capital expenditures in 2014, mainly for information systems improvements (software and hardware), electronic equipment used in our research and development labs and expansion of demonstration, manufacturing and development facilities.

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

We are obligated to pay royalties of 3%-3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2013, our contingent liability to the OCS for grants received was approximately $23.5 million. See also Note 7A to our consolidated financial statements contained elsewhere in this report.

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

In addition to royalty-bearing grants from the OCS, in 2013, we participated in a 'Magnet' program, METRO 450, sponsored by the OCS. Under the terms of this program, we are cooperating with additional companies and research institutes in Israel, organized in a consortium, for the development of pre-competitive elements of 450mm solutions. No royalties from this funding are payable to the Israeli government. However, the restrictions under the R&D Law (and the regulations promulgated thereunder) relating to the transfer of know-how outside of Israel do apply. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right, under certain conditions, to utilize and implement such technology without having to pay royalties to the developing consortium member. Since our collaboration with this consortium will not deal with issues that are part of our core technology, we believe that it will have no effect on our strong intellectual property portfolio. We are also participating in European consortiums, which are joint programs with the OCS and the European Research Area. Some of the abovementioned obligations apply regarding these joint projects as well.

5.D	Trend Information

For Information regarding most significant recent trends in our market, see “Item 4B – Our Market – The World Economy – Update” in this annual report on Form 20-F.

5.E	Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.F	Tabular Disclosure of Contractual Obligations

As of December 31, 2013 we had contractual obligations as described in the following table:

	Payment due by Period (in $ thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	3,162	1,680	1,483	-	-
Purchase Obligations	17,361	12,567	4,794	-	-
Other Long Term Liabilities	7	-	7	-	-
Total	20,530	14,247	6,284	-	-

Item 6. Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following is the list of senior management and directors as of February 3, 2014:

Name	Age	Position
Michael Brunstein	70	Chairman of the Board of Directors
Alon Dumanis	63	Director
Dan Falk	69	External Director
Naama Zeldis	50	External Director
Avi Cohen	60	Director
Raanan Cohen	58	Director
Eitan Oppenhaim	48	President and Chief Executive Officer
Dror David	44	Chief Financial Officer
Gabi Sharon	51	Vice President Operations
Shay Wolfling	42	Chief Technology Officer
Erez Ravid	52	Vice President of Global Business Group
Hila Mukevisius	39	Vice President Human Resources
Dov Farkash	54	Vice President Business Development
Erez Sali	46	Vice President of Strategic Software Development
Michael Rybski	46	Vice President Product Development

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

Our board of directors determined that Dan Falk, Naama Zeldis, Avi Cohen and Raanan Cohen are independent directors under the Companies Law. In addition, our board of directors determined that Dan Falk, Naama Zeldis, Avi Cohen, Michael Brunstein, Alon Dumanis and Raanan Cohen, qualify as ‘‘independent directors’’ as defined by The NASDAQ Stock Market.

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

Dr. Alon Dumanis has served as a director of Nova since 2002. He is the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation. Dr. Dumanis is currently a chairman of Aposense, a public company traded on TASE, Xsight System, Softlib, Bondex, Clariton, DNR Imaging, and a member of the board of directors of Collplant, a public company traded on TASE, and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (a public company traded on TASE), of El Al Israel Airlines (a public company traded on TASE), of Protalix Biotherapeutics (a public company traded on the New York Stock Exchange), and a former member of the board of directors of Inventech Investments Co. Ltd. (a public company traded on TASE), Spectronix (a public company traded on TASE) and Ice Cure (a public company traded on TASE). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Dan Falk was elected as the Company’s external director in accordance with the provisions of the Companies Law in 2005, was re-elected for an additional term on September 25, 2008 and on June 30, 2011. Mr. Falk is a business consultant to public and private companies. During 1999 to 2000, Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV. Prior to that, Mr. Falk served as Executive Vice President and Chief Financial Officer of Orbotech Ltd. Mr. Falk serves as a member of various companies’ boards of directors such as Orbotech Ltd., Nice Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., (all of which are companies publicly traded in the United States) and Orad Hi-Tec Systems Ltd. (as chairman of the board of directors). Mr. Falk’s son-in-law is a partner at Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., our outside counsel.

Ms. Naama Zeldis was elected as the Company’s external director in accordance with the provisions of the Companies Law in 2006, and was re-elected for an additional term in 2009 and in 2012. Ms. Zeldis has been serving as Executive Vice President and Chief Financial Officer of Tahal Group International B.V. since December 2013. Prior to that, Ms. Zeldis served as Chief Financial Officer of Netafim Ltd. from 2005 until 2013. Prior to joining Netafim Ltd., she served as Chief Financial Officer of EDS Israel, Radguard, and Director of Finance of RAD Data Communications. Ms. Zeldis is a former member of the board of directors and of the audit committee of Metalink. Ms. Zeldis holds a B.A. in Economics and an M.A. in Business Administration, majoring in Financing, from the Hebrew University of Jerusalem and a B.A. in Accounting from Tel-Aviv University.

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

Mr. Raanan Cohen was appointed as a director of the Company by our board of directors on February 6, 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on NASDAQ. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and CEO of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Cohen held various positions at Orbot, another manufacturer of AIO systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., as chairman of the board of directors of Datumate Ltd., as a member of the board of directors of Utilight Ltd., all private companies and as a member of the board of directors of Orbotech Ltd. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University in Jerusalem.

Mr.Eitan Oppenhaim has been serving as the President and Chief Executive Officer of the Company since July 31, 2013. He has previously served as the Executive Vice President Global Business Group, since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on NASDAQ. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd., a public company traded the New York Stock Exchange. Prior to that, from 2002 till 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on NASDAQ. From 2001 till 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 till 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on NASDAQ. Mr. Oppenhaim holds a BA in Economics and Accounting from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

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

Dr. Shay Wolfling joined Nova in 2011, as Chief Technology Officer. Prior to joining Nova, Dr. Wolfling was an R&D manager of KLA-Tencor-Belgium (formerly ICOS Vision Systems, a public traded company acquired by KLA in 2008), where he led multidisciplinary metrology & inspection development projects. From 2000 until its technology acquisition by ICOS in 2005, Dr. Wolfling was a founder and Vice President of Research and Development of Nano-Or-Technologies, a start-up company with a proprietary technology for 3D optical measurements. Dr. Wolfling took Nano-Or from the idea stage to initial product sales. Prior to founding Nano-Or, Dr. Wolfling was a project manager in Y-Beam-Technologies, a start-up offering laser-based skin treatments. Dr. Wolfling has several patents under his name in the field of optical measurements. Dr. Wolfling holds a B.Sc. in physics and mathematics from the Hebrew University of Jerusalem, Israel, a second degree in physics from Tel-Aviv University, Israel and a Ph.D. in physics from the Hebrew University of Jerusalem, Israel.

Mr. Erez Ravid joined Nova in January 2014, as Vice President Global Business Group. Prior to joining Nova, from 2001 till 2014, Mr. Ravid served in several positions at Applied Materials Israel and Applied Materials Corporate, including as a Director of Sales of the Europe Region, Director of Business Development, Director of Marketing of the Inspection Division and Director of Sales. Prior to that, from 1988 till 1995, Mr. Ravid served as a process engineer at Intel Electronics Israel. Mr. Ravid holds a B.Sc. in Materials Engineering from Ben-Gurion University, Israel, a M.Sc in Applied Physics from the Hebrew University of Jerusalem, Israel and an M.B.A. from the Hebrew University of Jerusalem, Israel.

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

Mr. Michael Rybski joined Nova in December 2010 and has served as Vice President Product Development since 2012. Mr. Rybski brings over 15 years of experience in development and management of complex solutions in the semiconductor industry. Mr. Rybski has successfully led the development of new products from concept to market launch. Prior to joining Nova, Mr. Rybski served as project manager in R&D at Hp-Scitex, a large format digital printing company. Prior to that, he served as HW platform manager, project manager and as director of product development, leading the development of new products at Negevtech. Previously Mr. Rybski held different managerial positions in R&D at Applied Materials Israel, where he worked on a SEM based Automatic Review system. Mr.  Rybski holds a B.Sc. and an M.Sc. in Mechanical Engineering from the Technion – Israel Institute of Technology, Haifa, Israel.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B	Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer for 2013 (consisting of nine persons, including one former executive officer of the Company) in terms of employer costs was approximately $3.1 million (including $0.4 million set aside for pension and retirement benefits and amounts expensed by the Company for automobiles made available to its executive officers).

The information presented in the table below describes the compensation made or payable for 2013 to all persons who served in the capacity of executive officers during 2013:

Name	Position	Total Compensation paid for 2013(*)
Gabi Seligsohn	Former President and Chief Executive Officer	Approximately $803,000(**)
Eitan Oppenhaim	President and Chief Executive Officer	Approximately $486,000(***)
Other executive officers		Between approximately $193,000 and $352,500 per officer(****)

(*)           The compensation disclosed is in terms of employer costs and may include base salary, bonus for the year of 2013 to be paid in 2014, car allowance or travel costs, social benefits etc. The executive officers are also entitled to cell phone, expense reimbursement for work travels abroad and in Israel, certain expenses reimbursement, annual vacations, sick days and convalescence pay, an insurance policy or a pension fund, as allowed by applicable law and in accordance with Nova's policies and procedures and work disability insurance, as allowed by applicable law and in accordance with Nova's policies and procedures. The compensation disclosed in the table does not include the cost of any equity based compensation.

(**)         Mr. Gabi Seligsohn has served as our president and chief executive officer until August 2013. The compensation includes retirement related payments (including severance, prior notice and adjustments period payments) in accordance with the employment agreement of Mr. Gabi Seligsohn.

(***)       Mr. Eitan Oppenhaim served as our Executive Vice President Global Business Group until the end of July 2013. Since August 2013, Mr. Oppenhaim is serving as our President and Chief Executive Officer. In addition to the compensation listed in the table, Mr. Oppenhaim was granted 15,000 Restricted Share Units on April 30, 2013, and an option to purchase up to 80,000 ordinary shares of the Company with an exercise price of $8.89 (the exercise price per share equal to the closing price on NASDAQ Stock Market on the date of grant) on September 12, 2013. The restricted share units and the option vest in equal annual installments over four years commencing one year from the grant date (i.e., 25 % of the option vest on each anniversary of the grant date). The option will expire following 7 years of the date of the grant.

(****)     On October 29, 2013, five of our officers were granted each an option to purchase ordinary shares of the Company at the range of up to 20,000 – 25,000 shares each with an exercise price of $8.79 (in accordance with the equity based compensation policy adopted by the Company), The option vest in equal annual installments over four years commencing one year from the grant date (i.e., 25 % of the option vest on each anniversary of the grant date). The option will expire following 7 years of the date of the grant.

At the 2013 annual general meeting, our shareholders approved the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company, including: (i) a monthly base salary of NIS 87,000; (ii) an annual bonus of up to ten monthly base salaries (with up to two additional monthly base salaries in the case of over achievement), subject to objectives to be annually determined by the board of directors and its committees in accordance with our compensation policy. In the event of employment termination during a fiscal year (unless for termination for cause), Mr. Oppenhaim will be entitled to a prorated bonus (subject to adjusted objectives to the relevant period of employment); (iii) a one-time grant of an option to purchase up to 80,000 ordinary shares of the Company with an exercise price per share equal to the closing price on NASDAQ Stock Market on September 12, 2013) and the option will vest in equal annual installments over four years commencing one year from the grant date (i.e., 25 % of the option shall vest on each anniversary of the grant date); (iv) a bonus of up to ten monthly base salaries for the completion of an acquisition of a non-affiliated company, subject to the limitation on a special bonus set forth in our compensation policy (the payment of such bonus is subject to the approval of the board of directors and its committees); (v) in connection with termination of employment, a three month advance notice and a six month adjustment period, during which Mr. Oppenhaim will be entitled to all of his compensation elements, and to the continuation of vesting of his options; (vi) based on our policies and procedures and the applicable law, Mr. Oppenhaim is entitled to customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (vii) based on our policies and procedures and the applicable law and subject to required approvals under applicable law, Mr. Oppenhaim is entitled to be covered by a directors and officers insurance, including a “run-off” insurance policy; (viii) non disclosure, non-compete and ownership of intellectual property undertakings; (ix) upon certain events of change of control, Mr. Oppenhaim will be entitled to (A) advance notice and adjustment period as defined in Section (v) above, and (B) term and vesting extension of options of two years following termination of employment; (x) monthly travel expenses or a Company car, a Company's cellular phone, a land line phone, toll road expenses, a laptop computer and other expense reimbursements pursuant to our policies and procedures.

The total amount paid or payable to the directors, including external directors, (consisting of five persons in 2013) for 2013 was $0.24 million.

As of February 3, 2014, 999,366 options to purchase our ordinary shares were outstanding to certain current executive officers and directors (consisting of 15 persons), of which 388,588 options are currently exercisable or exercisable within 60 days of February 3, 2014. See “Item 6E. Share Ownership” in this annual report on Form 20-F.

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

2.         Additionally, the following payments (subject to the minimal and maximal payment restrictions applicable to the Company under the Regulations): (i) for each meeting that the director or external director attends in person, an amount of US$600 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors); (ii) for each execution of a written consent in lieu of a meeting, an amount of US$300 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors); and (iii) for each meeting that the director or external director attends by teleconference, an amount of US$360 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors).

3.         An annual award of an option to purchase up to 10,000 ordinary shares to be granted to each director or external director on the date of each annual general meeting at which such director or external director is elected or reelected (or if an external director is not standing for reelection, on the date of the annual general meeting, provided that such external director is serving on the board of directors at the time of the annual general meeting). The exercise price of each option shall be determined pursuant to our equity based compensation policy.

In addition, the compensation arrangement of Dr. Michael Brunstein, the chairman of our board of directors, as approved by our shareholders at the 2006, 2008 and 2010 annual general meetings, includes: (i) a gross annual fee of $110,000 payable monthly in NIS; (ii) an annual award of options to purchase up to 10,000 ordinary shares, to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected, starting the 2008 annual general meeting, the exercise price of which will be determined pursuant to the Company’s Equity Based Compensation Policy and the other terms (i.e., the amount, exercise price and vesting schedule) shall be identical to the terms of options granted to other directors on an annual; and (iii) a biennial award of an option to purchase up to 75,000 ordinary shares to Dr. Brunstein on the date of every other annual general meeting at which the chairman of the board of directors is elected or reelected, starting with the 2010 annual general meeting (and thereafter in 2012). The exercise price of such options will be determined pursuant to the our equity based compensation policy, and 25% of each option will vest and become exercisable on the first anniversary of its grant date and thereafter 2.083% of each option will vest and become exercisable at the end of each complete month following the first anniversary date (i.e. each option will fully vest and become exercisable at the 4th anniversary date of its grant date).

On September 12, 2013, our shareholders approved the Company's compensation policy. The full text of the compensation policy was included as Exhibit A to the proxy statement attached to the Company's report on Form 6-K furnished to the Securities and Exchange Commission on August 12, 2013.

6.C	Board Practices

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

The Audit Committee is comprised of Dan Falk, Naama Zeldis and Avi Cohen. The audit committee is responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. According to the Companies Law, the audit committee must consist of at least three directors, must include all of the external directors and the majority of its members must be independent directors under the Companies Law. The following individuals may not be members of the audit committee: (i) the chairman of the board of directors; (ii) any director employed by the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iii) any director providing services on a regular basis to the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iv) any director whose main source of income comes from the Company’s controlling shareholder; or (v) the Company’s controlling shareholders or any of their relatives. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years. Under the Companies Law, the audit committee is responsible, among others, for (i) identifying deficiencies in the administration of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) ensuring that a competitive process is conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; (iv) setting forth the approval process for transactions that are 'non-negligible' (i.e. transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee; (v) evaluating the Company’s internal audit programme and the performance of the Company’s internal auditor and the resources at his/her disposal; (vi) reviewing the scope of work of the Company’s external auditor and making recommendations regarding his/her salary; and (vii) creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company. The audit committee operates under a charter adopted by the board of directors.

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

All committees are acting according to written charters that were approved by our board of directors. In February 2012, we adopted an internal enforcement plan which was approved by our board of directors. The internal enforcement plan, as part of which we adopted and implementing procedures and policies in order to comply with the provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), the Companies Law and the applicable guidelines issued by Israel Securities Authority. The internal enforcement plan includes, among others, the board committees’ charters, procedures with respect to related party transactions, insider trading, reporting and complaints, and a code of conduct.

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

6.D	Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2011(*)(**)	2012(*)	2013(*)

Total Personnel	321	367	383

Located in Israel	229	264	276
Located abroad	92	103	107

In operations	73	80	91
In research and development	95	118	120
In global business	131	146	149
In general and administration	22	23	23

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 3, 2014 by our executive officers and directors.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 3, 2014 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Based on information provided to us, our 15 directors and officers listed in Item 6A above, have had, as a group, sole voting and investment power for 396,588 shares beneficially owned by them as of February 3, 2014 (representing 1.43% of the 27,292,123 issued and outstanding ordinary shares of the Company as of such date). Such number includes 388,588 shares subject to options that are immediately exercisable or exercisable within 60 days of February 3, 2014 (expiration dates: 2018-2020; exercise prices ($/share): 0.93-10.12). Each of such directors and executive officers beneficially owned less than 1% of the Company’s shares as of such date.

Employee Benefit Plans

The share option plans active throughout 2013, are described below:

Option Plan 8 - As of December 31, 2013, options to purchase 1,496,620 ordinary shares at an exercise prices ranging from $1.79 to $2.87, the fair market value of Nova’s stock based on the date of grant, were granted under this plan. As of December 31, 2013, 823,664 options were exercised, 114,363 options were outstanding and exercisable and 558,593 options had been cancelled. We do not intend to grant any further options or shares under this plan.

2007 Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2007, was 2,500,000, subject to future increases or decreases by the Company. On May 1, 2012, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by one million shares, and amend the 2007 Incentive Plan to address a change in the clearing procedures of the TASE. In connection with the aforementioned increase, we have not obtained a shareholder approval as required under NASDAQ Listing Rules and followed in lieu home practice rules that do not require such approval. As of December 31, 2013, options to purchase 2,641,368 ordinary shares at an exercise prices which range from $0.43 to $10.83, the fair market value of Nova’s stock based on the dates of grant, were granted under this plan of which, as of December 31, 2013, 797,624 options were exercised, 624,604 options were outstanding and exercisable, 250,405 options had been cancelled and 968,735 were outstanding and unvested. As of December 31, 2013, 406,940 RSU’s had been issued, of which 320,973 had vested, 5,442 had been cancelled and 80,525 RSU's were outstanding.

On September 12, 2013, our shareholders (following an approval by or compensation committee and board of directors), approved the Company's compensation policy, which includes, among others, provisions relating to equity based compensation for Nova's executive officers. The compensation policy provides, among others, that: (i) such equity based compensation is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company's equity incentive plan in place as may be updated from time to time; (ii) all equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to executive officers (other than directors) will vest gradually over a period of between three to five years; and (iii) all other terms of the equity awards shall be in accordance with Nova's incentive plans and other related practices and policies. The board of directors may, following approval by the compensation committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any executive officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law. The compensation policy also provides that the equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer. The fair market value of the equity based compensation for the executive officers will be determined according to acceptable valuation practices at the time of grant.

Our equity based compensation policy, which was initially adopted in February 2007 and was most recently amended in December 2012, provides, among others, that the exercise price for each option will be equal to the closing price of our ordinary shares on NASDAQ on the day the final approval with respect to the option grant is obtained, and if such day is not a trading day on NASDAQ, the first trading day immediately thereafter; provided, however, that in the event the final approval to be obtained with respect to an option grant is by the compensation committee or the board of directors, and the meeting of the compensation committee or the board of directors is taking place during a 'blackout period', the exercise price of each option granted will be equal to the closing price of our ordinary shares on NASDAQ on the trading day immediately following the last day of the blackout period; and provided, further, that in the event the final approval to be obtained with respect to a grant is prior to the commencement of employment of the grantee, the exercise price of the options granted will be equal to the closing price of our ordinary shares on NASDAQ on the later of: (i) the day of commencement of employment of the grantee or, if such day is not a trading day on NASDAQ, the first trading day immediately thereafter, or (ii) the trading day immediately following the last day of the blackout period (in the event, if applicable, the last approval to be obtained is by the compensation committee or the board of directors and the compensation committee's or board of directors meeting is taking place during a blackout period). In any event, the exercise price shall not be lower than our ordinary shares par value.

For additional information regarding our employees' incentive plans, see Note 8 of our consolidated financial statements, contained elsewhere in this report.

Item 7. Major Shareholder and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the dates indicated below for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 27,292,123 ordinary shares outstanding as of February 3, 2014.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

Itshak Sharon (Tshuva), Delek Group Ltd., The Phoenix Holdings Ltd. Excellence Holdings Ltd.(1)	3,262,360	11.95%

Clal Insurance Enterprises Holdings Ltd.(2)	2,526,054	9.26%

Migdal Insurance & Financial Holdings Ltd.(3)	1,568,921	5.75%

Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation(4)	1,363,600	5.00%

(1)           Based upon information provided to the Company by Itshak Sharon (Tshuva), Delek Group Ltd., The Phoenix Holdings Ltd. and Excellence Holdings Ltd. on January 5, 2014 and consist of 312,282 shares held for their own account.

(2)           The information is based upon Amendment No. 2 to Schedule 13G filed with the SEC by Clal Insurance Enterprises Holdings Ltd., on February 14, 2014.

(3)           The information is based upon Amendment to Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd. on February 13, 2014.

(4)           The information is based upon Schedule 13G filed with the SEC by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation, on February 13, 2014.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the decrease in the percentage of ownership held by Clal Electronics Industries Ltd. and Clal Industries Ltd., following sales of our ordinary shares in 2010, 2011 and 2013. As reported on Amendment No. 9 to Schedule 13D filed with the SEC on May 28, 2013, Clal Electronics Industries Ltd. and Clal Industries Ltd. beneficially owned 1,302,493 of our ordinary shares (then representing 4.87% of our issued and outstanding share capital); (ii) the decrease in the percentage of ownership held by Austin W. Marxe and David Greenhouse in 2010, following sales of our ordinary shares. As reported on Amendment No. 8 to Schedule 13G filed with the SEC on February 10, 2011 by Messrs. Austin W. Marxe and David Greenhouse, as of January 31, 2011, Messrs. Marxe and Greenhouse beneficially owned 1,036,054 of our ordinary shares (then representing 4.1% of our issued and outstanding share capital); (iii) the decrease in the percentage of ownership held by Rima Management, LLC in 2010 and 2011, following sales of our ordinary shares. On January 10, 2011 Rima Management, LLC exercised warrants for 406,975 ordinary shares on a cash basis and on January 28, 2011 Rima Management, LLC exercised warrants for 174,418 ordinary shares on a cash basis. As a result 581,393 ordinary shares were issued; (iv) the decrease in the percentage of ownership held by James Alpha Small Cap Master Fund, L.P., James Alpha, LLC, James Alpha Management I, L.P. and Kevin R. Green (collectively, "James Alpha"). As reported on Schedule 13G filed with the SEC by James Alpha on November 14, 2011, James Alpha beneficially owned 1,616,400 of our ordinary shares (then representing 6.2% of our issued and outstanding share capital). As reported on Amendment No. 1 to Schedule 13G filed with the SEC on February 9, 2012, James Alpha no longer owned shares of the Company as of such date; (v) the increase in the percentage of ownership held by Clal Insurance Enterprises Holdings Ltd. and as a group by Delek Group Ltd., The Phoenix Holdings Ltd. & Excellence Holdings Ltd. above 5% in 2012 and 2013; (vi) the increase and afterwards the decrease in the percentage of ownership held by Invicta Capital Management, LLC in 2013 and 2014. As reported on Amendment 8 to Schedule 13G filed with the SEC by Invicta Capital Management on February 14, 2014, Invicta Capital Management beneficially owned 1,157,376 of our ordinary shares (then representing 4.2% of our issued and outstanding share capital); (vii) the decrease in the percentage of ownership held by Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue and Rhodora J. Donahue (collectively, "Federated Investors"). As reported on Amendment 3 to Schedule 13G filed with the SEC by Federated Investors on June 7, 2013, Federated Investors beneficially owned 1,286,534 of our ordinary shares (then representing 4.82% of our issued and outstanding share capital); (viii) the increase in the percentage of ownership held by Migdal Insurance & Financial Holdings Ltd. above 5% in 2012 and 2013; and (ix) the increase in the percentage of ownership held by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation above 5% in 2013.

As of February 3, 2014, our ordinary shares were held by 18 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 3, 2014, 15 registered holders were U.S. domicile holders and held approximately 1.34% of outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than ten percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B.	Related Party Transactions

In 2010, our shareholders approved the Company to purchase annual insurance policies with respect to director’s and officers’ liability until the end of fiscal year 2015, which terms shall be approved by the company’s audit committee and the board of directors, provided, that the aggregate annual premium to be paid by the Company will not exceed 1.5% of the aggregate coverage of the directors’ and officers’ insurance policies and the aggregate coverage of the directors’ and officers’ insurance policies will not exceed the greater of $25 million or 30% of the company’s shareholder equity. In February 2011 and August 2012, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $25,000,000. This directors’ and officers’ liability insurance was presented and approved by the audit committee and the board.

On September 2013, our shareholders approved our compensation policy, which includes, among others, provisions relating to director’s and officers’ liability insurance (the arrangements set forth in the compensation policy replace the resolutions from 2010 that is described above). Pursuant to the compensation policy, we will provide “directors’ and officers’ liability insurance” for our directors and officers as follows: (i) the annual premium to be paid by us shall not exceed 1.5% of the aggregate coverage of the insurance policy; (ii) the limit of liability of the insurer shall not exceed the greater of $40 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the compensation committee (and, if required by law, by the board of directors) which shall determine that the sums are reasonable considering our exposures, the scope of coverage and the market conditions and that the insurance policy reflects the current market conditions, and it shall not materially affect our profitability, assets or liabilities. The compensation policy also provides that upon circumstances to be approved by the compensation committee (and, if required by law, by the board of directors), we will be entitled to enter into a "run off" insurance policy of up to seven years, with the same insurer or any other insurance, as follows: (i) the limit of liability of the insurer shall not exceed the greater of $40 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; (ii) the annual premium shall not exceed 300% of the last paid annual premium; (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the compensation committee (and, if required by law, by the board of directors) which shall determine that the sums are reasonable considering our exposures covered under such policy, the scope of cover and the market conditions, and that the insurance policy reflects the current market conditions and that it shall not materially affect our profitability, assets or liabilities. According to the compensation policy, we may extend the insurance policy in place to include cover for liability pursuant to a future public offering of securities as follows: (i) the additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium; and (ii) the insurance policy as well as the additional premium shall be approved by the compensation committee (and if required by law, by the board of directors) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the insurance policy reflects the current market conditions, and it does not materially affect our profitability, assets or liabilities. In November 2013, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $35,000,000. This directors’ and officers’ liability insurance was presented and approved by the compensation committee and the board of directors.

In addition, we undertook to indemnify our officers and directors. On June 21, 2012, the shareholders at the annual general meeting approved an amended letter of indemnification to be given to our directors and officers. The amended letter of indemnification addresses recent amendments to the Companies Law and the Israeli Securities Law, and, among others, provides indemnification against monetary liability imposed in favor of injured parties in administrative procedures under the Israeli Securities Law and expenses related to such procedures, including reasonable litigation expenses and attorneys’ fees. The aggregate indemnification amount that the Company will pay to all its officers and directors pursuant to these letters of indemnification shall not exceed 25% of the Company’s shareholders equity, according to the most recent consolidated financial statement prior to the date of indemnification payment. Prior to that, we undertook to indemnify our officers and directors up to an aggregate amount of $10,000,000 or 25% of the Company’s shareholders equity, the higher of the two. Pursuant to our compensation policy, which was approved by our shareholders in September 2013, we may indemnify our directors and officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the officer, as provided in the indemnity agreement between us and such individuals, all subject to applicable law and our articles of association. Our compensation policy also provides that we may exempt our directors and officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis our company, to the fullest extent permitted by applicable law.

At our 2013 annual general meeting, our shareholders approved an amendment to the terms of up to 326,662 vested options (including 37,500 options originally scheduled to vest in August 2014) held by Mr. Gabi Seligsohn, our former President and Chief Executive Officer, such that any such vested options held by Mr. Seligsohn as of the expiration date of his adjustment period (i.e., April 15, 2014), shall be exercisable until October 15, 2015 (18 months following to the expiration of the adjustment period), subject to the earlier expiration of any option according to its terms. This amendment is consistent with our compensation policy, which was approved by our shareholders at the same annual general meeting.

For information relating to options granted to officers and directors, see “Item 6E. Share Ownership” in this annual report on Form 20-F. For information regarding our compensation policy and compensation arrangements with our directors and executive officers (including our chairman and chief executive officer), please refer to Item 6B in this annual report on Form 20-F.

7.C	Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A	Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements” in this annual report on Form 20-F and pages F-1 through F-24.

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

The information presented in the table below presents, for the periods indicated, the reported high and low market prices on NASDAQ. The shares began trading on NASDAQ on April 11, 2000 at a price of $18 per share. Our ordinary shares were registered for trading on the Tel Aviv Stock Exchange in 2002, and the table below presents, for the periods indicated, the reported high and low market prices on the Tel Aviv Stock Exchange.

NASDAQ
	Price per share (US$)
	High	Low
Yearly highs and lows
2008	2.55	0.41
2009	6.55	0.68
2010	8.48	3.63
2011	11.79	5.11
2012	9.28	6.82
2013	10.31	7.68

Quarterly highs and lows

2011
First quarter	11.44	8.20
Second quarter	11.79	9.07
Third quarter	11.44	5.11
Fourth quarter	7.99	5.30
2012
First quarter	9.28	7.15
Second quarter	9.27	6.82
Third quarter	9.18	6.98
Fourth quarter	8.14	6.87
2013
First quarter	9.67	7.68
Second quarter	10.31	8.25
Third quarter	9.38	8.40
Fourth quarter	9.86	8.32
2014
First quarter (until February 15, 2014)	11.32	9.82

Monthly highs and lows

August 2013	9.27	8.55
September 2013	9.15	8.40
October 2013	9.12	8.32
November 2013	9.37	8.71
December 2013	9.86	8.46
January 2014	11.27	9.82
February 2014 (until February 15, 2014)	11.32	10.42

Tel Aviv Stock Exchange
	Price per share (NIS)
	High	Low
Yearly highs and lows
2008	9.79	1.85
2009	24.24	1.53
2010	30.50	14.50
2011	40.99	20.00
2012	36.58	26.04
2013	36.99	29.02

Quarterly highs and lows

2011
First quarter	40.99	29.20
Second quarter	40.27	31.20
Third quarter	37.90	21.07
Fourth quarter	28.65	20.00
2012
First quarter	34.65	27.72
Second quarter	34.75	26.40
Third quarter	36.58	28.70
Fourth quarter	31.10	26.04
2013
First quarter	35.70	29.02
Second quarter	36.99	31.01
Third quarter	34.39	30.05
Fourth quarter	34.15	29.70
2014
First quarter (until February 15, 2014)	39.70	34.35

Monthly highs and lows

August 2013	33.00	30.25
September 2013	34.04	30.05
October 2013	32.36	30.52
November 2013	33.27	31.41
December 2013	34.15	29.70
January 2014	39.70	34.35
February 2014 (until February 15, 2014)	39.48	36.60

9.B	Plan of Distribution

Not applicable.

9.C	Markets

Our ordinary shares are quoted on The NASDAQ Global Select Market under the symbol “NVMI” and on the Tel Aviv Stock Exchange.

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses on the Issue

Not applicable.

Item 10. Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and Articles of Association

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

The Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others (the "Compensation Policy Mandatory Criteria"): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person's position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of the employer cost of such person in relation to the employer cost of other employees of the company, and in particular, the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person's compensation and the other employees' compensation on the labor relations in the company; (iv) the authority, at the board of director's sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

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

Amendment No. 20 became effective on December 12, 2012. Under Amendment No. 20, Israeli public companies must adopt a compensation policy within nine months from the date on which the amendment became effective, i.e. September 12, 2013. During this period, extensions of existing terms of engagement with directors and officers of Israeli public companies are not subject to the provisions of Amendment No. 20, provided that they are extended as-is without any modification. On September 12, 2013 (at our 2013 annual general meeting), our shareholders approved the company's compensation policy. The full text of the compensation policy was included as Exhibit A to the proxy statement attached to the Company's report on Form 6-K furnished to the Securities and Exchange Commission on August 12, 2013.

On January 11, 2013, the SEC approved the amended NASDAQ listing standards on compensation committees and advisers. Among others, the amended NASDAQ listing standards include provisions relating to the establishment of a compensation committee, the compensation committee charter, compensation committee members' independence requirements, and arrangements relating to advisers retained by the compensation committee. Under the amended rules, the compensation committee adviser and compensation committee authority requirements become effective on July 1, 2013. However, NASDAQ listed companies will have until their first annual meeting after January 15, 2014, or, if earlier, October 31, 2014, to comply with other standards, including the compensation committee member independence standards and the requirement to have a compensation committee and charter (including any charter amendment to reflect the compensation committee authority requirements).  NASDAQ listed companies must certify compliance with the listing standards within 30 days after the applicable implementation deadline. In addition, under the amended rules, foreign private issuers are exempt from compliance with the amended listing standards if home country practice is followed and the listed company discloses with the SEC the reasons why it does not have an independent compensation committee. Our compensation committee charter was updated in accordance with said amendments.

The Israeli parliament (the Knesset) has recently approved the new Promotion of Competition and Reduction of Centralization Law, 5774-2013 (the "Centralization Law"), which, among others, imposes new constraints and stricter corporate governance rules on pyramid conglomerates, and forces separation between equity holdings in significant non-financial corporate businesses and equity holdings in significant financial businesses. The Centralization Law has entered into force on December 11, 2013.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2013 tax year (26.5% as of 2014).

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

The Company has elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at referred above ranged between 10%-25%. Dividends paid out of income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15% (to be generally increased to 20% in 2014), if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, which the company qualifies as a FIC, there is no such time limitation.

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

The duration of the tax benefits described herein is limited to the earlier of seven or ten years (depending on the geographic location of the Approved Enterprise within Israel) from the Commencement Year (as described below) or 12 years from the first day of the Year of Election. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Benefited Enterprise, or the year of election which is the year in which a company requested to have the tax benefits apply to the Benefited Enterprise. The tax benefits granted to a Benefited Enterprise are determined, depending on the geographic location of the Benefited Enterprise within Israel, according to one of the following, which may be applicable to us:

(i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of a Benefited Enterprise. The company is required to withhold tax on such distribution at a rate of 15% (to be generally increased to 20% as of 2014); or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income the Benefited Enterprise (the “Ireland Track”). The benefit period is for ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents (to be generally increased to 20% in 2014) and at a rate of 4% for foreign residents.

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

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014 onwards2	9%	16%

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 15% (to be generally increased to 20% in 2014) (iii) non-Israeli residents - 15% (to be generally increased to 20% in 2014), subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The New Amendment also revised the Grant Track to apply only to the approved programs located in Development Region “A” and shall provide not only cash grants (as prior to the Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%). In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Company.

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

2 In august 2013, the Israeli Parliament (the Knesset) approved an amendment to the Investments Law pursuant to which the previously scheduled gradual reduction in the tax rates applicable to Preferred Enterprises would be repealed as of 2014 to the tax rates reflected on the above table.

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

The real capital gain derived by corporations will be generally subject to a corporate tax rate of 25% in 2013 (to be increased to 26.5% in 2014).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income - 25% for corporations in 2013 (26.5% in 2014) and a marginal tax rate of up to 50% in 2013 for individuals (to be increased to 52% in 2014), including a 2% excess tax for high earning individuals whose taxable income from Israeli sources exceeds NIS 811,560 in 2013). Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the  Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after  January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and/or an individual.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends. A distribution of dividend by our company from income attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise will be generally subject to withholding tax in Israel at the following tax rates: Israeli resident individuals -  15% (to be generally increased to 20% in 2014); Israeli resident companies – 0% for a Preferred Enterprise and 15% for an Approved Enterprise/Benefited Enterprise (to be generally increased to 20% in 2014); Non-Israeli residents – 15% (to be generally increased to 20% in 2014), (or 4% under the Ireland Track), subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividends from income, which is not attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise Benefited Enterprise/Preferred Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Payors of dividends on our shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemption, reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a Nominee Company (for corporations and individuals).

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

Distributions on the Ordinary Shares

We currently do not intend to pay dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “— Dividends”. In general (and subject to the PFIC rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If holding period and other requirements are met, dividends paid to non-corporate U.S. holders should generally qualify for the reduced maximum tax rate of 20% as long as our common shares remain “readily tradable on an established securities market in the United States,” provided that we are not considered a PFIC (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain, and as long-term capital gain if the U.S. holder’s holding period exceeds one year, from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2013. For 2013, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2013. Nonetheless, there is a risk that we were a PFIC in 2013 or we will be a PFIC in 2014 or subsequent years because there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2014 or a subsequent year. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

Available Elections. If we become a PFIC for any taxable year, U.S. holders should consider whether or not to elect to treat us as a “qualified electing fund” or to elect to “mark-to-market” their ordinary shares in order to mitigate the adverse tax consequences of PFIC status.

If a U.S. holder makes a qualified electing fund election (a “QEF election”) for its ordinary shares that is effective from the first taxable year that the U.S. holder holds our ordinary shares and during which we are a PFIC, the electing U.S. holder will avoid the adverse consequences of our being classified as a PFIC, but will instead be required to include in income a pro rata share of our net capital gain, if any, and other earnings and profits (“ordinary earnings”) as long-term capital gains and ordinary income, respectively, on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A subsequent distribution of amounts that were previously included in the gross income of U.S. holders should not be taxable as a dividend to those U.S. holders who made a QEF election. In the event we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. holder, and may not be carried forward or back in computing our net capital gain or ordinary earnings in other taxable years. The tax basis of the shares of an electing U.S. holder generally will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the QEF rules described above. In order to make (or maintain) a QEF election, the U.S. holder must annually complete and file IRS Form 8621. In addition, we must make certain information regarding our net capital gains and ordinary earnings available to the U.S. holder and permit our books and records to be examined to verify such information. Therefore, we will monitor our PFIC status and make a disclosure to our shareholders if we determine that we have become a PFIC. If we are a PFIC for any year and you make a request to us in writing at the address on the cover of our latest Annual Report on Form 20-F, Attention Chief Financial Officer, for the information required to make a QEF election, we will promptly make the information available to you and comply with any other applicable requirements of the Code.

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

Recent Legislation regarding Medicare Tax

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

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A non-U.S. holder may be subject to a U.S. federal withholding tax at a rate of 30% on certain payments made beginning July 1, 2014 to certain non-U.S. entities if certain disclosure requirements related to U.S. accounts maintained by, or the U.S. ownership of, the non-U.S. holder are not satisfied. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of our common stock that can produce U.S.-source dividends. Non-U.S. holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our common stock.

United States Information Reporting and Backup Withholding

In general, U.S. holders may be subject to certain information reporting requirements under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as the Company. Failure to comply with these information reporting requirements may result in substantial penalties.

For example, recently enacted legislation generally requires certain individuals who are U.S. holders to file Form 8938 to report the ownership of specified foreign financial assets on an annual basis if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally $50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc. Certain domestic entities that are U.S. holders may also be required to file Form 8938 in the near future. U.S. holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

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

The documents referred to herein, including the Amended Articles, can be obtained from the Company at its registered office at Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona 7610201, Israel. In addition, the Company is subject to certain informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. In accordance therewith, the Company files reports with the Commission. Reports and other information provided to the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 100 Fifth Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the Commission at 1-800-SEC-0330. In addition, certain of the Company’s reports filed with the Commission are available on-line at www.sec.gov.

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

Impact of Currency Fluctuation

Because our results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily the NIS, the Euro and the Japanese Yen) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by any devaluation of the U.S. dollar against other currencies. During 2013, the value of the U.S. dollar devaluated against the NIS by 7.2%, revaluated against the Yen by approximately 21.6% and devaluated against the Euro by approximately 4.3%. During the first six months of 2013 the value of the U.S. dollar devaluated against the NIS by approximately 2.4%, revaluated against the Yen by approximately 14.6% and revaluated against the Euro by 1.3%. During the last six months of 2013 the value of the U.S. dollar devaluated against the NIS by approximately 4.9%, revaluated against the Yen by approximately 6.1% and devaluated against the Euro by approximately 5.6%. During the first month of 2013, the U.S. dollar devaluated by 7.1% against the NIS, revaluated by 13.3% against the Yen and devaluated by 1.4% against the Euro.

As of December 31, 2013, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2013, and are expected to continue to be affected by such currency fluctuations in 2014.

In 2011, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $42.5 million with settlement dates through 2011-2012, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on transactions of approximately $42.5 million. In accordance with ASC 815-10 the Company recorded in 2011 an increase of approximately $0.7 million in fair market value in “Other Comprehensive Income”.

In 2012, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $36 million with settlement dates through 2012-2013, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on transactions of approximately $36 million. In accordance with ASC 815-10 the Company recorded in 2012 a decrease of approximately $0.8 million in fair market value in "Other Comprehensive Income".

In 2013, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $47 million with settlement dates through 2013-2014, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on transactions of approximately $47 million. In accordance with ASC 815-10, we recorded in 2013 an increase of approximately $0.1 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2013, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currency, held at December 31, 2013, by approximately $1.0 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the framework for Internal Control-Integrated Framework (1992) set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2013.

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

You may review our code of conduct on our website: http://www.novameasuring.com, under “Corporate/Corporate Governance”.

Item 16C. Principal Accountant Fees and Services

During each of the last two fiscal years, Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Brightman Almagor Zohar & Co.”) has acted as the our registered public accounting firm and independent auditors.

Audit Fees

Brightman Almagor Zohar & Co. audit fees were approximately $130,000 and $112,000  for each of the fiscal years 2013 and 2012 respectively, including fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. The audit fees in 2013 and 2012 include fees associated with the audit of management assessment of internal control over financial reporting.

Audit-Related Fees

Brightman Almagor Zohar & Co. did not bill for any audit-related services in 2013 or 2012, except as included under the caption “Audit Fees”.

Tax Fees

Brightman Almagor Zohar & Co. did not bill the Company for any tax advice services for fiscal year 2013 or 2012.

All Other Fees

Other than the audit fees described above, other fees of Brightman Almagor Zohar & Co. were $1,000  and $29,000 for each of the fiscal years 2013 and 2012 respectively, and included SEC compliance related services and services related to information technology, government incentive programs and other consulting services.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Brightman Almagor Zohar & Co. each year, the engagement is approved by the audit committee of the board of directors. The Company’s audit committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal years 2013 and 2012, the Company’s audit committee approved all of the services provided by Brightman Almagor Zohar & Co.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In 2013, neither the Company nor any affiliated purchaser (as defined in the Exchange Act) purchased any of the Company’s ordinary shares.

Item 16F. Changes in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on The NASDAQ Global Select Market.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-24.

Item 19. Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Nova Measuring Instruments LTD.

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments LTD and subsidiaries ("the Company") as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion such consolidated financial statements present fairly, in all material respects, the  financial position of the  Nova Measuring Instruments LTD. and  subsidiaries as of December 31, 2013 and 2012 and the  results of their operations and their  cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles, generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2014, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/S/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 28, 2014

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
NOVA MEASURING INSTRUMENTS LTD.

We have audited the internal control over financial reporting of Nova Measuring Instruments LTD. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 28, 2014 expressed an unqualified opinion on those financial statements.

/S/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 28, 2014

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	As of December 31,
	2 0 1 3	2 0 1 2
CURRENT ASSETS
Cash and cash equivalents	$17,542	$15,963
Short-term interest-bearing bank deposits	79,552	75,039
Available for sale securities	1,845	-
Trade accounts receivable, net of allowance for doubtful accounts of $143 and $68, respectively	27,947	17,362
Inventories (Note 3)	18,118	17,827
Deferred income tax assets (Note 9)	137	1,850
Other current assets	3,922	2,549
TOTAL CURRENT ASSETS	149,063	130,590

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	750	405
Other long-term assets	230	516
Severance pay funds (Note 6)	1,852	1,873
	2,832	2,794

FIXED ASSETS, NET (Note 4)	10,382	8,660

TOTAL ASSETS	$162,277	$142,044

CURRENT LIABILITIES
Trade accounts payable	$15,599	$10,819
Deferred revenues	3,420	4,775
Other current liabilities (Note 5)	11,448	8,444
TOTAL CURRENT LIABILITIES	30,467	24,038

LONG-TERM LIABILITIES
Liability for employee severance pay (Note 6)	2,798	2,806
Deferred revenue	341	159
Other long-term liability	7	270
TOTAL LONG TERM LIABILITIES	3,146	3,235

COMMITMENTS AND CONTINGENCIES (Note 7)

TOTAL LIABILITIES	33,613	27,273

SHAREHOLDERS’ EQUITY (Note 8)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
shares, 27,280,521 shares issued and outstanding at December 31, 2013 and 26,681,876 shares issued and outstanding at December 31, 2012	72	72
Additional paid-in capital	114,276	110,990
Accumulated other comprehensive income	541	449
Accumulated profit	13,775	3,260
Total shareholders’ equity	128,664	114,771

Total liabilities and shareholders’ equity	$162,277	$142,044

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

REVENUES:
Products	$89,410	$77,212	$85,562
Services	22,099	18,956	17,266
	111,509	96,168	102,828

COST OF REVENUES:
Products	37,765	31,734	33,789
Services	14,673	13,280	11,043
	52,438	45,014	44,832
GROSS PROFIT	59,071	51,154	57,996

OPERATING EXPENSES:

Research and development, net of participation by the Office of the Chief Scientist of $1,470, $1,679 and $2,155, respectively (Note 7a)	29,578	24,594	18,677
Sales and marketing	11,963	11,998	11,373
General and administrative	5,197	3,978	3,229
	46,738	40,570	33,279
OPERATING INCOME	12,333	10,584	24,717

INTEREST INCOME, NET	693	1,368	901

INCOME BEFORE INCOME TAXES	13,026	11,952	25,618

INCOME TAXES EXPENSES (BENEFIT)	2,511	124	(2,500)

NET INCOME FOR THE YEAR	$10,515	$11,828	28,118

NET INCOME PER SHARE:

Net income per share:
Basic	$0.39	$0.44	$1.07

Diluted	$0.38	$0.43	$1.04

Shares used in calculation of net income per share:
Basic	27,091	26,619	26,232

Diluted	27,373	27,277	26,931

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per share data)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Net income for the year	$10,515	$11,828	$28,118

Other comprehensive income:
Increase (decrease) in fair market value of derivatives	92	851	(740)
Total comprehensive income for the year	$10,607	$12,679	$27,378

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands)

					Accumulated
	Ordinary			Additional	other			Total
	Shares			Paid-in	Comprehensive	Accumulated	Comprehensive	Shareholders’
	Number	Amount		Capital	Income (loss)	Profit (Deficit)	Income (loss)	Equity (loss)

Balance as of January 1, 2011	25,375	$71		$104,661	$338	$(36,686)		$68,384
Exercise of warrants	581	1		1,772				1,773
Employee share-based plans	436	(*	)	936				936
Shares issued under employee share-based plans	76	(*	)					-
Stock based compensation				1,435				1,435
Other comprehensive income					(740)		$(740)	(740)
Net income for the year						28,118	28,118	28,118
Total comprehensive income							$27,378	$27,378

Balance as of December 31, 2011	26,468	$72		$108,804	$(402)	$(8,568)		$99,906
Employee share-based plans	132	(*	)	259				259
Shares issued under employee share-based plans	82	(*	)					-
Stock based compensation				1,927				1,927
Other comprehensive income					851		$851	851
Net income for the year						11,828	11,828	11,828
Total comprehensive income							$12,679	$12,679

Balance as of December 31, 2012	26,682	$72		$110,990	$449	$3,260		$114,771
Employee share-based plans	514	(*	)	1,191				1,191
Shares issued under employee share-based plans	85	(*	)					-
Stock based compensation				2,095				2,095
Other comprehensive income					92		$92	92
Net income for the year						10,515	10,515	10,515
Total comprehensive income							$10,607	$10,607

Balance as of December 31, 2013	27,281	$72		$114,276	$541	$13,775		$128,664

(*)	Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

CASH FLOWS - OPERATING ACTIVITIES
Net income for the year	$10,515	$11,828	$28,118

Adjustments to reconcile net income to net cash from operations:
Depreciation and amortization	3,522	2,783	1,700
Loss related to equipment and inventory damage	148	509	-
Amortization of deferred stock-based compensation	2,095	1,927	1,435
Decrease (increase) in deferred income tax assets, net	1,898	694	(2,500)
Increase (decrease) in liability for employee termination benefits, net	17	(27)	43
Increase in trade accounts receivables	(10,585)	(3,960)	(240)
Increase in inventories	(1,783)	(10,513)	(1,056)
Increase in other current and long term assets	(1,234)	(467)	(305)
Increase (decrease) in trade accounts payables and other long term liabilities	4,517	2,510	(1,639)
Increase in other current liabilities	3,054	283	159
Increase (decrease) in short and long term deferred revenues	(1,173)	2,151	(614)

Net cash provided by operating activities	10,991	7,718	25,101

CASH FLOWS - INVESTING ACTIVITIES
Increase in short-term interest-bearing bank deposits	(4,513)	(8,792)	(30,685)
Decrease (increase) in long-term interest-bearing bank deposits	(345)	140	86
Proceeds from (investments in) short-term held to maturity securities	-	1,582	(1,582)
Investments in short-term available for sale securities	(1,845)	-	-
Reimbursement from insurance claim	219	-	-
Purchase of fixed assets	(4,119)	(3,660)	(2,307)

Net cash used in investing activities	(10,603)	(10,730)	(34,488)

CASH FLOWS - FINANCING ACTIVITIES
Shares issued under employee share-based plans	1,191	259	2,709
Net cash provided by financing activities	1,191	259	2,709

Increase (decrease) in cash and cash equivalents	1,579	(2,753)	(6,678)
Cash and cash equivalents - beginning of year	15,963	18,716	25,394

Cash and cash equivalents - end of year	$17,542	$15,963	$18,716

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1     -   GENERAL

A.	Business Description:

Nova Measuring Instruments Ltd. (the “Company”) was incorporated in May 1993 and commenced operations in October 1993 in the design, development and production of integrated process control systems, used in the manufacturing of semiconductors. In October 1995, the Company began manufacturing and marketing its systems. In recent years, the Company expanded its product offering to include stand-alone systems.

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

C.	Allowance for Doubtful Accounts:

The allowance for doubtful accounts is computed on the specific identification basis.

D.	Short-Term Investments:

Held to Maturity Investments
Securities held to maturity include investments in debt securities that the Company has positive intent and ability to hold to maturity. Securities held to maturity are measured at amortized cost.

Short-term held to maturity investments include investments in debt securities with maturities of more than three months but less than one year.

Available for Sales Securities
Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories of financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available for sale-debt instruments are recognized in other comprehensive income and presented in the fair value reserve in equity. When an investment is derecognized, the gain or loss accumulated in equity is reclassified to the Statement of income.

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

Stock Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2 0 1 3	2 0 1 2	2 0 1 1
Risk-free interest rate	1.35%	0.66%	1.35%
Expected life of options	4.75 years	4.75 years	4.75 years
Expected volatility	68.13%	87.86%	88.06%
Expected dividend yield	0%	0%	0%

L.	Earnings per Share:

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share.” Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period. Diluted earnings per share reflect the potential dilutive effect of all convertible securities. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 939,366 in 2013, 824,664 in 2012 and 449,237 in 2011.

M.	Fair Value Measurements:

The fair values of the Company cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying amounts due to their short-term nature. The estimated fair values of our derivative instruments are calculated based on market rates to settle the instruments. These values represent the estimated amounts the Company would receive upon sale or pay upon transfer, taking into consideration current market rates. The Company calculate derivative asset and liability amounts using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of the Company derivative contracts (including forwards and options) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the Company derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the Company option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource.

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

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Amendments to Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (“ASU 2013-03”). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments are effective, for public entities, prospectively for reporting periods beginning after December 15, 2012. The adoption of the ASU had no impact the company's financial position or results of operations.

In December 2011, the FASB issued an accounting standard update requiring enhanced disclosure about certain financial instruments and derivative instruments that are offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement. The disclosure requirement becomes effective retrospectively in the Company's fiscal year ending December 31, 2014. The Company does not expect that the requirement will have an impact on its financial position, results of operations or cash flows as it is disclosure-only in nature.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3     -   INVENTORIES

A.	Composition:

	As of December 31,
	2 0 1 3	2 0 1 2

Raw materials	$2,032	$2,972
Work in process	8,797	6,582
Finished goods	7,289	8,273
	$18,118	$17,827

B.	Including write-off of $1,824, $1,399 and $1,019 for 2013, 2012 and 2011 respectively, presented in the consolidated statements of operations.

In 2013, the Company was reimbursed by the insurance company in the amount of $549 due to damage occurred to the inventory during 2012.

NOTE 4     -   FIXED ASSETS, NET

	As of December 31,
	2 0 1 3	2 0 1 2
Cost*:
Electronic equipment**	$18,193	$17,164
Office furniture and equipment	1,126	889
Leasehold improvements	3,547	4,295
	22,866	22,348
Accumulated depreciation and amortization*:
Electronic equipment	10,424	10,651
Office furniture and equipment	829	731
Leasehold improvements	1,231	2,306
	12,484	13,688

Net book value	$10,382	$8,660

* Fixed assets that were fully depreciated as of December 31, 2012 in the amount of $4,675 were written off.

** In 2013, The Company was reimbursed by the insurance company in an amount of $223 due to a damage to fixed assets that occurred in 2012.

NOTE 5     -   OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 1 3	2 0 1 2

Accrued salaries and fringe benefits	$6,659	$4,824
Accrued warranty costs (See B below)	2,402	1,994
Governmental institutions	1,783	1,356
Other	604	270
	$11,448	$8,444

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5     -   OTHER CURRENT LIABILITIES (Cont.)

B.	Accrued warranty costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2013 and 2012:

	As of December 31,
	2 0 1 3	2 0 1 2

Balance as of beginning of year	$1,994	$2,044
Services provided under warranty	(2,086)	(2,100)
Changes in provision	2,494	2,050
Balance as of end of year	$2,402	$1,994

NOTE 6     -   LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s most recent salary. The liability is partially covered through insurance policies purchased by the Company and deposits in a severance fund. Severance-pay expenses amounted to $63, $73 and $42 for the year 2013, 2012 and 2011, respectively.

NOTE 7     -   COMMITMENTS AND CONTINGENCIES

A.
The Company has received grants in the aggregate amount of $23,506 from the OCS, as participation of up to 60% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. Royalty expense amounted to $787, $609 and $265 for the years 2013, 2012 and 2011, respectively. The balance of the contingent liability to the OCS as of December 31, 2013 was approximately $21,441 (December 31, 2012: $19,787).

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2016. The minimum rental payments are as follows:

Year

2014	$1,239
2015	$975
2016	$82

Rental expense for the facilities amounted to $1,344, $1,388 and $1,283 for the year 2013, 2012 and 2011, respectively.

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

Stock Options

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Cost of Revenues:
Products	$310	$305	$202
Services	140	106	91
Research and Development expenses	881	923	601
Sales and Marketing expenses	576	497	470
General and Administration expenses	188	96	71
Total	$2,095	$1,927	$1,435

B.	Employee Incentive Plans:

Stock options usually vest over four years and their term may not exceed 10 years. The exercise price of each option is usually the market price of the underlying share at the date of each grant.

Through December 31, 2013, 10,342,088 share options have been issued under the plans, of which 4,348,063 options have been exercised, 4,286,323 options have been cancelled, and 738,915 options were exercisable as of December 31, 2013.

The weighted average fair value (in dollars) of the options granted during 2013, 2012 and 2011, according to Black-Scholes option-pricing model, amounted to $4.93, $5.32 and $5.94 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8     -   SHAREHOLDERS’ EQUITY (Cont.)

B.	Employee Incentive Plans: (Cont.)

Summary of the status of the Company’s share option plans as of December 31, 2013, 2012 and 2011, as well as changes during each of the years then ended, is presented below:

	2 0 1 3		2 0 1 2		2 0 1 1
	Share	Weighted average exercise	Share	Weighted average exercise	Share	Weighted average exercise
	options	price	options	Price	options	price

Outstanding - beginning of year	1,844,347	5.75	1,575,814	4.84	1,631,072	2.96
Granted	383,537	8.87	452,494	7.98	444,237	8.81
Exercised	513,896	2.34	131,922	2.03	436,601	2.12
Cancelled	6,286	5.73	52,039	7.1	62,894	4.05
Outstanding - year end	1,707,702	7.48	1,844,347	5.75	1,575,814	4.84

Options exercisable at year-end	738,915	6.35	867,134	3.86	634,252	2.95

The following table summarizes information about share options outstanding as of December 31, 2013:

Outstanding as of				Exercisable as of
December 31, 2013				December 31, 2013
prices Range of exercise	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.93-1.79	49,450	5.50	1.24	49,450	1.24
2.86-2.87	114,363	0.58	2.86	114,363	2.86
4.20-4.78	52,370	6.46	4.23	36,417	4.24
5.48-6.70	282,152	6.42	6.39	216,599	6.38
7.40-7.91	335,827	5.62	7.81	88,958	7.79
8.38-8.89	701,131	5.73	8.59	174,377	8.39
9.04-9.58	67,407	6.15	9.07	-	-
10.12-10.83	105,002	3.83	10.47	58,751	10.43
	1,707,702			738,915

Unrecognized compensation expense

As of December 31, 2013, there was $2,014 of total unrecognized compensation cost related to non-vested employee options and $443 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8     -   SHAREHOLDERS’ EQUITY (Cont.)

B.	Employee Incentive Plans: (Cont.)

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's common stock on a one-for-one basis and vest 25% on each of the first, second, third and fourth anniversaries of the grant date and are not entitled to dividends or voting rights, if any, until they are vested. The fair value of the RSU awards is being recognized on a straight-line basis over vesting period. As of December 31, 2013, 406,940 RSU’s, had been issued, 320,973 RSU’s had been vested, 5,442 had been cancelled. As of December 31, 2012, 346,619 RSU’s, had been issued, 236,224 RSU’s had been vested, 3,425 had been cancelled. As of December 31, 2011, 331,451 RSU’s, had been issued, 153,812 RSU’s had been vested, 1,350 had been cancelled.

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

The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as the Company did not incur tax exempt earnings throughout 2013.

Accordingly, such earnings have been considered to be permanently reinvested.

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

In August 2013 "The Arrangements Law" (hereinafter - "the Law") was officially published. The following significant changes affecting taxation were approved:

1.
The tax rate on a company in Development area A, effective January 1, 2014 will be 9% (instead of 7% in 2014 and 6% in 2015 and thereafter), and the tax rate for companies in all other areas will be 16% (instead of 12.5% in 2014 and 12% in 2015 and thereafter).

2.	The tax rate on dividend distributed, generated from "preferred income" or by a company that has an approved enterprise related to tourism will increase effective January 1, 2014 from 15% to 20%.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9     -   INCOME TAXES (Cont.)

C.	Law for the Encouragement of Industry (Taxation), 1969:

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 1 3	2 0 1 2

Israel net operating loss carry-forwards (*)	$19	$1,571
Temporary differences relating to reserve and allowances	151	489
Total net deferred tax asset before valuation allowance	170	2,060
Valuation allowance	-	-
Net deferred tax asset	$170	$2,060

(*)       Deferred taxes were calculated based on effective tax rates.

Presentation in balance sheets:

	December 31,
	2 0 1 3	2 0 1 2

Current deferred income tax	$137	$1,850
Other long term assets	33	210
	$170	$2,060

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.
The adjustment is made by a valuation allowance.

The Company has accumulated losses for Israeli income tax purposes as of December 31, 2013 in the amount of approximately $71. These losses may be carried forward and offset against taxable income in the future for an indefinite period.

E.	Israel and International components of income profit before taxes

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Israel	$11,788	$11,425	$25,257
International	1,238	527	361
	$13,026	$11,952	$25,618

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9     -   INCOME TAXES (Cont.)

F.	Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Net income before taxes	$13,026	$11,952	$25,618
Theoretical tax expenses	3,256	2,988	6,148
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – net	218	46	36
Different tax rates of deferred taxes	(1,344)	1,901	-
Deferred taxes on carryforward tax losses for which valuation allowance was provided	-	-	(3,731)
Effect of foreign operations taxed at various rates	96
Adjustments for previous years’ tax	261
Reinstate advances paid to tax authorities	-	(747)	-
Change in valuation allowance	-	(4,080)	(4,881)
Other	24	16	(72)
	(745)	(2,864)	(8,648)
Actual tax expense (benefit)	$2,511	$124	$(2,500)

G.	Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for all years presented due primarily to its tax losses carry-forward.

H.	Tax Assessments:

The Company has either received final tax assessments or the applicable statute of limitations rules have become effective through tax year 2009. One subsidiary received final tax assessments through tax year 2012. The other subsidiaries did not receive final tax assessments since their incorporation.

I.	Uncertain Tax Positions:

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9     -   INCOME TAXES (Cont.)

I.	Uncertain Tax Positions (Cont.):

The following table summarizes the changes in uncertain tax positions
	As of December 31,
	2 0 1 3	2 0 1 2

Balance at the beginning of the year	$255	$-
Increase related to prior year tax positions, net	24	116
Increase related to current year tax positions	171	139
Balance at the end of the year	$451	$255

J.	Income from other sources in Israel:

Income not eligible for benefits under the Approved Enterprise Law mentioned in a. above is taxed at the corporate tax rate of 25% in 2013, 25% in 2012 and 24% in 2011

NOTE 10   -   GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
	%	%	%
Taiwan, R.O.C.	52	52	37
USA	15	23	20
Korea	6	9	11
Singapore	5	6	7
China	6	3	15
Other	16	7	10

Total	100	100	100

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
	%	%	%

Customer A	1	1	6
Customer B	4	10	3
Customer C	44	41	29
Customer D	1	5	5
Customer E	5	6	8
Customer F	14	11	9
Others	31	26	40
Total	100	100	100

C.	Assets by location:

Substantially all fixed assets are located in Israel.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11   -   TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2013 amounted to $208 (2012 - $204, 2011 - $205). The number of stock options granted to directors in 2013 amounted to 50,000.

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
At December 31, 2013 and 2012 the fair market value of the Company’s financial instruments did not materially differ from their respective book value.

B.	Hedging activities:

The Company enters into forward contracts and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses and forecast transactions which are expected to be denominated in New Israeli Shekel ("NIS").

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes.

The notional amounts of the hedging instruments as of December 31, 2013 and December 31, 2012 were $16,612 and $13,284, respectively. The terms of all of these currency derivatives are less than one year.

C.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2013 and December 31, 2012 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2

Derivatives designated as hedging instruments in cash flow hedge	$541	$449	$-	$-

The following table represents the balance of derivative instruments as of December 31, 2013 and 2012, and their impact on accumulated other comprehensive income (“OCI”) for the year ended December 31, 2013:

Balance at December 31,2012	$449
Amount of gain recognized in OCI	$1,273
Amount of gain reclassified from OCI to income	$(1,181)
Balance at December 31,2013	$541

The impact of derivative instrument on total operating expenses in the year ended December 31, 2013, 2012 and 2011 was:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Gain (loss) on derivative instruments	$1,181	$(116)	$496

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Eitan Oppenhaim
Eitan Oppenhaim
President and Chief Executive Officer

Date:  February 28, 2014

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
4.4
Option Plan 8 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 29, 2005 (File No. 333-130745)).

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

4.7	Summary of lease agreements (incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2013).
8.1	List of Subsidiaries (filed herewith).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Brightman Almagor & Co. (filed herewith).
101
Financial information from Nova Measuring Instruments Ltd’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language). Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.