Form 20-F
period 2014-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2015-02-25
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,137,051 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2014.

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

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to our anticipated sales, revenues and expenses in 2014, our expectations with respect to our business and operations and our ability to gain market share are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions and factors related to the conditions of the global markets and the global economy. Various other factors that could cause our actual results to differ materially are set forth in “Item 3D. Risk Factors” in this annual report on Form 20-F and elsewhere herein.

- ii -

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.          Selected Financial Data

The following selected consolidated financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and December 31, 2010 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$86,620	$102,828	$96,168	$111,509	$120,618
Cost of revenues	39,204	44,832	45,014	52,438	57,005
Gross profit	47,416	57,996	51,154	59,071	63,613
Operating expenses:
Research and development expenses, net	12,445	18,677	24,594	29,578	29,498
Sales and marketing expenses	10,133	11,373	11,998	11,963	12,747
General and administrative expenses	2,968	3,229	3,978	5,197	4,457
Total operating expenses	25,546	33,279	40,570	46,738	46,702
Operating profit	21,870	24,717	10,584	12,333	16,911
Financing income, net	305	901	1,368	693	563
Income before income taxes	22,175	25,618	11,952	13,026	17,474
Income taxes expenses (benefit)	-	(2,500)	124	2,511	(1,178)
Net income for the year	$22,175	$28,118	$11,828	$10,515	$18,652

Earnings per share:
Basic	$0.91	$1.07	$0.44	$0.39	$0.68
Diluted	$0.86	$1.04	$0.43	$0.38	$0.67

Shares used in calculation of net earnings per share:
Basic	24,448	26,232	26,619	27,091	27,447
Diluted	25,692	26,931	27,277	27,373	27,807

	December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	65,442	94,669	106,298	118,596	130,480
Total assets	93,377	122,947	142,044	162,277	173,279
Capital stock (including additional paid-in capital)	104,646	108,710	111,062	114,348	119,058
Shareholders’ equity	68,384	99,906	114,771	128,664	143,582

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

The semiconductor capital equipment market and industries, which are highly cyclical, experienced a steep upturn in 2010 and 2011, followed by a decline in overall capital equipment sales in 2012 and 2013. According to Gartner, Inc., a market research company, the forecast (as of December 2014) for year 2015, predicts a 6.7% increase in wafer fab equipment (WFE) spending. Although we rely on market research companies, we cannot predict the length and strength of the downturns or expansions.

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

Some of our commercial agreements with process equipment manufacturers and customers may include exclusivity provisions, which prevent us from engaging in certain business relationships with third parties. These exclusivity obligations are normally used as a tool to promote the development and the penetration of innovative new products, and are usually limited in terms of scope and length. When considering whether to enter into any such exclusivity arrangements, we usually take into the consideration the terms of the exclusivity (e.g. length and scope), the expected benefit to the Company, and the risks and limitations associated with such exclusivity undertakings. Exclusivity obligations relating to our technology and products may affect our ability to commercialize our products, engage in potentially beneficial business relationships with third parties, or introduce new products into relevant markets, which could slow or prevent our growth.

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

Starting year 2009, we have been able to demonstrate continued profitability, yet since our inception in 1993, we have had several years of losses and we may incur net losses in future years. We plan to increase our aggregate operating expenses in 2015 relative to 2014. However, our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover the increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown.

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

Our quarterly operating results within a specific year have fluctuated significantly in the past. This trend may continue. A principal reason is that we derive a substantial portion of our revenue from the sale of a relatively small number of systems to a relatively small number of customers. As a result, our revenues and results of operations for any given quarter may decrease due to factors relating to the timing of orders, the timing of shipments of systems, and the timing of recognizing these revenues. Furthermore, our quarterly results are affected by the highly cyclical nature of the semiconductor capital equipment market and industries.

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

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics, Inc., KLA-Tencor Corp. and Rudolph Technologies, Inc. which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with process equipment manufacturers, such as ASML Holdings N.V., which manufactures integrated metrology products, and with process equipment manufacturers, such as Applied Materials, Inc. and Lam Research, Inc., which develop in-situ sensors and products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

We believe that the semiconductor capital equipment market is undergoing consolidation. A number of process control suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies, Inc. acquired August Technologies, Inc., in 2006 Nanometrics acquired Soluris, Inc. and Accent Technologies, Inc., in 2007 KLA-Tencor Corp. acquired Therma-Wave, Inc. and Nanometrics acquired Tevet Ltd., and in 2011 Nanometrics acquired Nanda Technologies. In addition, in the recent two years a major consolidation has occurred in the process equipment manufacturers segment, such as Applied Materials Inc. acquiring Varian Semiconductor Equipment Associates and Tokyo Electron Ltd., and Lam Research Corporation acquiring Novellus Systems Inc. We believe that similar acquisitions and business combinations involving our competitors, our customers and the process control manufacturers may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer service, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors or customers could jeopardize our competitive position.

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

As of December 31, 2014, we have been granted more than 110 U.S. patents and have more than 30 U.S. patent applications pending including US provisional patent applications. In addition, we have been granted more than 40 non-U.S. patents and have about 50 non-U.S. patent applications pending.

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

Additionally, as part of our long term technological collaboration, we are engaged with joint development activities with some of our strategic customers as well as with research institutes. These activities impose some limitations on the joint intellectual property developed as part of these programs.

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

The Securities and Exchange Commission adopted disclosure rules in August 2012 for companies that use conflict minerals in their products, with substantial supply chain verification requirements in the event that the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These new rules and verification requirements may impose additional costs on us and on our suppliers, and limit the sources or increase the prices of materials used in our products. Among other things, this new rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of components that are incorporated into our products. In addition, the number of suppliers who provide conflict-free minerals may be limited, and there may be material costs associated with complying with the disclosure requirements, such as costs related to the process of determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. We may not be able to sufficiently verify the origins of the relevant minerals used in components manufactured by third parties through the procedures that we implement, and we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so. While we have created processes and procedures designed to enable compliance to these rules, if we are unable to certify that our products are conflict free, we may face challenges with our customers, which could place us at a competitive disadvantage, and our reputation may be harmed.

We are dependent on international sales, which expose us to foreign political and economic risks that could impede our plans for expansion and growth.

Our principal customers are located in Taiwan, South Korea, China, the United States and Germany, and we produce our products in Israel. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

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

To the best of our knowledge, approximately 45% of our outstanding ordinary shares are cumulatively held by a six of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this annual report on Form 20-F.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2014, more than 95% of our cash reserves were invested in Israeli based bank institutions, of which approximately 44% was invested in one institution. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2014, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, including extensive hostilities along Israel’s northern border with Lebanon in 2006 and continuous hostilities along Israel’s border with the Gaza Strip. Some of these hostilities and armed conflicts resulted in artillery attacks on Israeli territories and civil facilities. In 2012 as well as during the summer of 2014, rocket attacks from Gaza Strip resulted in damages in areas which are close to our Manufacturing Facility. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. The tension between Israel and Iran may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Moreover, since December 2010, there has been a wave of protests and civil resistance demonstrations in several countries in the Middle East and North Africa, including Egypt and Syria, both of which share a border with Israel. This situation creates instability in the Middle East and the surrounding countries. The resumption of hostilities and on-going tension and instability in the region, may have a negative effect on our business and harm our growth and revenues.

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

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2014, the U.S. dollar revaluated against the NIS by 12%, after revaluated by approximately 2% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

We participate in government programs under which we receive tax and other benefits. These programs impose restrictions on our ability to use the technologies developed under these programs. In addition, the reduction or termination of these programs would increase our costs.

We receive royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or OCS, for the financing of certain of our research and development programs that meet specified criteria. In addition, we are currently participating in intellectual property consortiums in Europe, in order to be able to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint programs with the OCS and the European Research Area. We are also eligible to receive tax benefits under Israeli law for capital investments that are designated as “approved enterprises”. To maintain our eligibility for these programs and tax benefits, we must continue to meet certain conditions, including paying royalties related to grants received and making specified investments in fixed assets. Some of these programs also restrict our ability to manufacture particular products and transfer particular technology, which were developed as part of the OCS's programs outside of Israel. The restrictions associated with receiving such OCS's grants may require us to obtain approval of the research and development committee nominated by the OCS for certain actions and transactions and pay additional royalties to the OCS. Such approval may be given only if the recipient abides by all the provisions of the law and related regulations. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted.

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

We believe that in 2014 we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2014. Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2015. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of a corporation’s assets, the trading price of our ordinary shares and the amount and type of its gross income. Therefore, there can be no assurances that we will not become a PFIC for the current fiscal year ending on December 31, 2015, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

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

On March 24, 2014, we announced a $12 million share repurchase program, which we plan to execute by the first half of 2015.

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

4.B          Business Overview

We are a worldwide leading designer, developer and producer of optical process control solutions used in the manufacturing process of semiconductor integrated circuits. We offer in-line stand-alone metrology systems, as well as integrated metrology units that attach directly to process equipment. Our metrology systems combine with Nova’s modeling software to deliver unique measurement solutions that measure the most advanced structures with high performance and fast time to solution. Our metrology systems measure various thin film properties and critical circuit dimensions during various steps in the semiconductor manufacturing process, allowing semiconductor manufacturers to increase quality, productivity and yields, lower manufacturing costs and increase profitability. We supply our metrology solutions to major semiconductor manufacturers worldwide, and are recognized for excellence since our first system was installed in 1995.

The semiconductor manufacturing process starts with a flat silicon disc known as a silicon wafer upon which circuits are constructed. To construct the circuits, a series of layers of thin films that act as conductors, semiconductors or insulators are applied to the polished side of the wafer. During the manufacturing process, these film layers are subjected to processes which remove portions of the film, create circuit patterns and perform other functions. The semiconductor manufacturing process requires precise steps and strict control of equipment performance and process sequences. Tight control can be achieved through monitoring silicon wafers and measuring relevant parameters before or after each process step with metrology tools such as those we produce.

Prior to the introduction of our integrated metrology systems, process control was solely achieved through stand-alone measurement equipment. Stand-alone measurement equipment requires semiconductor manufacturers to interrupt the manufacturing process sequence, remove sample silicon wafers from the process equipment and place the silicon wafers on the stand-alone measuring or inspection tool. In contrast, our integrated metrology approach is based on patented measuring methods that enable us to produce optical measuring systems that are small enough to be integrated directly inside many types of semiconductor process equipment. We believe that in several instances during the manufacturing process, our integrated approach offers considerable advantages over the conventional stand-alone approach to metrology control, enabling manufacturers using our integrated equipment to reduce costs and to improve production efficiency, yield and quality.

We have always invested in our integrated metrology solutions as this continues to be an area where we have a leading position. In addition, in the past few years, we developed and started manufacturing stand-alone metrology systems, leveraging our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings into the larger market for stand-alone metrology systems. Over the past several years we developed several generations of Stand-Alone metrology tools. Through a customer driven roadmap which aligns our development efforts with both R&D as well as high volume manufacturing needs of our customers, we have been able to build a differentiated product offering. The success of this endeavor has allowed us to grow this aspect of our business such that it now represents a significant part of our overall business. Today, both stand-alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated process control products and stand-alone products are compatible or complementary and used in a customized way to meet specific customer needs.

Demand for metrology systems is driven by capital equipment purchases by semiconductor manufacturers, which in turn are driven by worldwide demand for semiconductor devices. Industry data indicates that through the years worldwide demand for semiconductors has been growing. We believe that this growth in demand will continue to generate demand for process control equipment, including metrology systems, as semiconductor manufacturers invest in technology and capacity expansion. We also believe that demand for metrology systems will be driven by the increasing cost of semiconductor manufacturing and by the requirements of semiconductor manufacturers for better control of process equipment. Finally, demand for metrology is strongly driven by technology challenges. The growing investment in advanced technology nodes and device structures introduces growing complexity and new challenges. Scaling limits and technology progress are continuously pushed in order to improve cost and gain competitive advantage. These fundamental elements create favorable market conditions for Optical CD metrology growth where more process steps are needed, new novel materials are introduced and innovative structures and packaging solutions are incorporated. We believe that all the above market conditions set favorable business environment to grow the company organically and inorganically.

Our Market

Semiconductor Industry and the Metrology Market

The increased use of semiconductors has been accompanied by an increase in their complexity. Due to the creation of new applications and markets for semiconductors, suppliers and manufacturers are faced with an increasing demand for new products that provide greater functionality and higher performance at lower prices. As a result, many new complex materials, structures and processes are being introduced to semiconductor manufacturing. New materials include copper, low-k and high-k dielectrics, silicon-on-insulator, silicon-germanium, strained silicon and raised source/drain. Manufacturers have transitioned in the past years toward 300 mm silicon wafers from 200 mm silicon wafers. While 300 mm wafers can yield up to twice as many integrated circuits as 200 mm wafers, larger wafers increase manufacturing challenges. For example, because 300 mm wafers can bend or bow more than twice as much as 200 mm wafers, they are more susceptible to damage. The larger area of 300 mm wafers also makes it more difficult to maintain film uniformity across the entire wafer. The phenomena is expected to become even more challenging as the Semiconductor industry considers a move to 450 mm production in the future (currently on hold due to questions on cost effectiveness). Semiconductors also continue to move toward smaller feature sizes and more complex structures such as 3D FinFET transistors and 3D-NAND memory structures. The increase in complexity of semiconductors and the resulting increase in the complexity and cost of the semiconductor manufacturing process has also been a driver of demand for metrology systems.

The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983 and may reach up to $5 billion in 2014 for building mega fab facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a rate greater than the overall process equipment market since the challenges of meeting process design goals will become increasingly difficult such that process control equipment is in the future expected to consume a larger portion of the overall costs of semiconductor manufacturing equipment.

The Semiconductor Manufacturing Process

Semiconductors typically consist of transistors or other components connected by an intricate system of circuitry on silicon wafers. Integrated circuit manufacturing involves well over a dozen individual steps, some of which are repeated several times, through which numerous copies of an integrated circuit are formed on a single silicon wafer. Typically, up to 30 very thin patterned layers are created on each wafer during the manufacturing process. At the end of the manufacturing process, the wafer is cut into individual chips or dies. Because semiconductor specifications are extremely tight, and integrated circuits are becoming more complex, requiring ever more sophisticated manufacturing processes, the process steps are constantly monitored, and critical parameters are measured at each step using metrology equipment.

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

To meet the flatness challenges posed by ever smaller feature sizes and the critical need for ultra-flat foundation for high precision photolithography, manufacturers use process technology known as Chemical Mechanical Planarization, or CMP. CMP removes uneven film material deposited on the surface of the wafer from processes such as CVD and photolithography by carefully “polishing” the wafer with abrasives and chemicals, creating an extremely flat and even surface for the patterning of subsequent film layers. Metrology systems are used to control and verify the results of the CMP process by measuring the thin film layer to determine when the correct thickness has been achieved.

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

The World Economy – Update

Gartner Inc. forecasts the world GDP to grow by 3.1% in 2015 compared to an estimated increase of 2.7% in 2014, and forecasts the U.S. GDP to grow by 2.6% in 2015.

Gartner Inc. forecasts semiconductor revenues to increase by 5.4% in 2015, compared to an increase of 7.9% in 2014. In addition, Gartner Inc. forecasts WFE sales in 2015 to increase by 6.7% following an estimated increase of 16% in 2014.

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

Process Control. The steps used to create semiconductors are accurate processes that require strict control of equipment performance and process sequences for the resulting semiconductors devices to function properly. Tight control is achieved through monitoring of the in-process wafers and by measuring relevant parameters after each process step. These procedures are usually carried out on a small sample of the wafers though in some steps where process stability if difficult to achieve, the number of sampled wafers will increase. The monitoring may include measurement of several parameters, such as the thickness of the layers of thin film deposited, the sizes of the features that are patterned through the photolithography process, as well as the registration or alignment between two consecutive layers, known as overlay. Monitoring also includes inspection of the wafer for irregularities, defects or scratches. If parameters are out of specification or if defects or contamination are present, the manufacturer adjusts the process and measures another sample of wafers thereby allowing manufacturers to reduce costs and improve device performance.

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

•
New materials. Copper metal layers continue to be the key material for the back end of line for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. The Industry is continuously searching directions to reduce the effective K of the low K materials and to reduce the barrier thickness and material types. These changes require new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry. In addition, in order to overcome limitations in the continued shrink of transistor dimensions, leading edge integrated circuit manufacturers are introducing new materials in the transistor gate stack. The adoption of high-k dielectrics is a key element for gate control in the most advanced technology nodes of 28nm, 20nm and 14nm currently in production, while R&D work to implement the next gate control material being done with III-IV materials. These new materials, combined with metal layers, require new processing and metrology equipment and thus represent a challenging development for the semiconductor manufacturing industry.

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

We believe that in certain process steps, integrated metrology systems provide semiconductor manufacturers with the greatest opportunity to increase the productivity and yields of their equipment, thereby increasing their profitability. Therefore, we plan to continue to maintain a major focus on the integrated metrology market. However, recognizing that a significant number of process steps will continue to rely on stand-alone equipment, we intend to continue leveraging our market leading position in the integrated metrology market and our metrology expertise to deepen our penetration of the stand-alone metrology market. Furthermore, the technological and operational trends within the semiconductor manufacturing industry that are strengthening the need for more effective process control solutions can sometimes be addressed through the use of stand-alone metrology equipment or a combination of both stand-alone and integrated metrology.

Expected equipment spending in 2015

We believe that in 2015 equipment spending will continue in the foundry segment with focus on adding capacity in 20nm and 14/16nm and will increase the memory segment to address capacity expansions and investment in advanced planar nodes as well as in 3D-NAND. Equipment spending will be focused around three main areas:

1.	Technology buys of equipment enabling semiconductor manufacturers to move to the next technology node maintaining competitiveness, reducing cost and improving product performance.

2.	Expansion within partially populated fabs and initial population of new fabs.

3.	Retrofits of equipment that will improve yield or efficiency to reduce overall manufacturing cost or to enable using older process equipment for advanced technology nodes.

Metrology plays an important role in all of the above. We believe that we are well positioned for technology as well as expansion buys and retrofit opportunities with our legacy and new generation stand-alone products, the NovaScan 3090Next, the Nova T500,the Nova T600 and the Nova v2600 for the TSV market, and with our market leading integrated metrology products, the legacy NovaScan 3090Next IM and the new generation Nova i500.

The Nova Approach

Integrated Metrology

As processes development time is shorter, processes are becoming less stable and call for process control that is closer to the actual process step. Nova’s approach is to lead the industry with solutions that can enable effective and accurate measurements under non-ideal process conditions. Our integrated metrology systems provide semiconductor manufacturers with effective and efficient process control by measuring wafers and their properties immediately after the process, without removing the wafer from the process equipment. All our products use our patented measuring methods that enable us to produce optical measuring systems that are small enough to be incorporated directly inside many types of equipment used in semiconductor processing. Integrated systems measure the wafer within the actual process environment, reducing labor and wafer handling as well as the risk of contamination of or damage to the wafer. In addition, we believe that our systems deliver significant increases in overall equipment efficiency through advanced process control, along with improving wafer-to-wafer uniformity, all with minimal operator intervention.

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

In prior years, most of our integrated metrology products were sold through process equipment manufacturers (such as Applied Materials, Inc. and Ebara Corporation). These products were later sold by the process equipment manufacturers (PEMs) to the semiconductor manufacturers. In recent years, we completely changed this model and now we sell our integrated metrology products directly to semiconductor manufacturers. This resulted in more favorable commercial terms to end users, to PEMs and to our Company. It also enabled deeper technological cooperation with end users and expansion of our product offering through new, and previously unavailable, features and functionality.

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

We introduced this concept in 2006 and were successful in penetrating several accounts since then, allowing us to see a significant increase in our overall customer base with the stand-alone products. With the introduction of stand-alone metrology, we have expanded our addressable markets and are now able to provide metrology solutions for four of the five critical manufacturing steps, as opposed to the one or two we were previously able to provide, when our product offering was limited.

Modeling and Software solutions

The integrated and stand-alone products combine with the NovaMARS modeling engine to create Nova’s metrology solution. NovaMARS is our modeling and application development software that enables complex 2D, 3D and in-die measurements with high accuracy and fast time-to-solution. Over the past several years we have leveraged our advanced modeling know-how to create unique solutions that address industry process challenges. As part of Nova’s holistic metrology approach we have introduced the hybrid metrology solution that combines data from different toolsets such as CD SEM with Nova’s optical metrology to provide improved performance above that of any individual toolset. Furthermore, we are continuously exploring new methods to deliver superior process control solutions that leverage our advanced modeling engines. In addition to our modeling software solutions, we have introduced the fleet management software which is Nova solution for managing large fleets of metrology tools to deliver high productivity and operational efficiency in high volume production environment of foundry and memory customers. The fleet management solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova systems and is designed to address the needs and working methodologies of Metrology and Process Engineers in the fab.

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

Our suite of technological capabilities includes:

•
Broadband Spectrophotometry. Our broadband Spectrophotometry capabilities range from deep ultraviolet to infrared. This technology enables fast, accurate and small spot size film thickness measurement in a large range of applications on a very cost effective basis, both as an integrated system and as a stand-alone system.

•
Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry technology. These systems use a fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost effective system development. Scatterometry provides two and three dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real time metrology of the most advanced design rules, down to 7 nm and below. A key component in scatterometry technology is the modeling software which converts raw spectra coming from the measurement tool into useful information in terms of customer parameters. This segment of the technology is where we currently focus our attention and where we have also acquired specific advantages due to our unique solutions. Some of Nova’s metrology solutions use multi-channel reflectometry to reduce the ambiguity, increase the sensitivity to critical parameters, and improve measurement accuracy. The measurements are gathered using different wave lengths, polarizations and directions in order to deliver highly-accurate results.

•
Dark Field Spectral Reflectometry - In order to further increase the variety of independent channels, we implemented measurement schemes based on the notion of dark-field (DF) detection. In DF measurements, the optical system is designed so that light going through 'simple' reflection from the sample is blocked before detection. Dark field spectral reflectometry is currently implemented in Nova’s V2600 for measurements of Through-Silicon-Via (TSV). In order to isolate and highlight the signal related to reflection from TSV side walls, we implemented a dark-field method by which all light specularly reflected from the wafer top surface is blocked, and only light that has entered the via is collected for analysis. This method is beneficial for the characterization of the TSV profile, allowing sensitivity to the via side walls and bottom characteristics.

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

Products

Our products include metrology systems for thin film measurement in chemical mechanical polishing and chemical vapor deposition applications; optical CD and Metal Line Thickness (MLT) systems for use in post-copper chemical mechanical polishing applications and optical critical dimension systems for lithography and etch applications. Our integrated thickness monitoring system for chemical mechanical polishing process control enables wafer-to-wafer closed loop control. We offer several models of integrated thickness monitoring systems, depending on polisher type and end-user requirements. These metrology systems address a broad range of metrology requirements of our end-user and process equipment manufacturer customers. Both our integrated and stand-alone systems incorporate patented optical scanning, dynamic auto-focus, unique pattern recognition for arbitrarily oriented wafers and proprietary algorithms for in-water measuring of multiple layers simultaneously. We offer several different product models that are tailored to conventional chemical mechanical polishing equipment as well as to newer, high throughput polishers. Following is a summary of our products:

Thin Film and Optical CD Process Control

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

•
The NovaScan 3090Next is a legacy system still sold into 300mm fabs as the latest and best of the NovaScan line. Targeted for 45 nm and 32 nm technology nodes with extendibility down to 20nm, this tool was released in 2006 and provided significant improvements in throughput, accuracy, tool to tool matching and spectral range over the older NovaScan 3090. It also improved overall tool reliability. The NovaScan 3090Next is available as integrated metrology and as stand-alone metrology systems for both thin film and Optical CD (scatterometry) applications.

•
The Nova T500 stand-alone product family, targeted at technology nodes ranging from 32nm and smaller than 20nm. The Nova T500 features improved metrology performance, improving both accuracy and tool to tool matching, providing industry leading throughput of 250WPH using dual metrology units.

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

•
The Nova V2600 TSV metrology system, announced in July 2012, enables chipmakers to accelerate the development and improve production yield of multi-chip integrations that rely on TSVs (Through Silicon Vias). The Nova V2600, developed in collaboration with device makers, allows accurate measurement of critical TSV features such as side-wall angle, bottom diameter, and bottom curvature. This process control solution delivers complete TSV dimensional metrology in a high-throughput production-ready system for the industry’s transition to 3D integration in production. Nova V2600 collects a dark-field reflectometry spectrum that is highly sensitive to variations in TSV internal structure, and has a unique capability to extend measuring of future TSVs with diameters below 5 microns. This high-throughput platform is recognized for providing superior cost of ownership and operational flexibility.

•
NovaMars is an advanced scatterometry modeling and application development software tool enabling complex 2D, 3D and in-die measurements as well as Real Time Regression (RTR) capabilities. Process engineers can harness the power and flexibility of the tool to develop their own scatterometry applications by themselves thus keeping the details of their process within the fab. Its user interface and high level of automation provide for easier and faster application development and eliminate discrepancies between different developers, enabling the best solution, independent of user proficiency. Combined with the NovaMARS innovative modeling software capabilities, the Nova T600, for example, provides the metrology precision and accuracy as well as application development flexibility needed for the development of most advanced technology nodes. The NovaMars is an integral part in all Nova integrated and stand alone solutions.

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

•
NovaNet is a legacy computer network, connecting all NovaScan systems on a factory floor. The network is managed by a dedicated server, running with proprietary software developed by Nova, and ensuring safe recipe distribution and recipe integrity across the factory. The NovaNet also includes a report generator (NSA) that allows the creation of reports from all the systems connected and allows programmable cross sections.

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

With the combination of integrated and stand-alone metrology solutions we offer product portfolio that serves significantly available markets.

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, and include measurement instruments, optical modeling, image acquisition, pattern recognition and equipment integration. Our research and development staff consists of about 177 highly skilled members, over 41 of which hold Ph.D’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations are certified as ISO9001/2000 quality standard.

The metrology and process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product lines is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2012, 2013 and 2014, our research and development expenses, net of participation by the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, were $24.6 million, $29.6 million and $29.5 million respectively, representing, 25.6%, 26.5% and 24.5% % of our respective total revenues for those years. The significant increase of R&D expenditures in the years 2012-2014 represents our strategic plan to increase our market share in the growing Optical CD market as well as to develop new products beyond our existing fields. In the future, we plan to continue and expand our R&D investments in this area.

Our vision is to continue to be a market leader in the semiconductor process control market, increase our leadership in integrated metrology solutions and become the leader in the stand-alone Optical CD metrology market, and our research and development efforts and activities are designed to support this vision. Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Project initiation is based on a detailed project plan, risk and market analysis. Each project is monitored throughout its life cycle in a structured process, including design reviews and project management reviews. In the frame of our research and development activities we consider from time to time entering into intellectual property consortium arrangements. In 2014 we entered into intellectual property consortiums in Europe, and also continued with intellectual property consortiums, which we entered in 2012 and 2013, in order to be able to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint programs with the OCS and the European Research Area.

As part of our long term technological collaboration, we are also engaged with joint development activities with some of our strategic customers, as well as with research institutes. These activities impose some limitations on the joint intellectual property developed as part of these programs.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of December 31, 2014, our portfolio includes more than 110 U.S. patents and more than 40 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2014 to 2030. We also have more than 30 U.S. patent applications pending and about 50 applications pending in other countries including 9 PCT applications. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. We have also registered 4 trademarks in the U.S. and have 10 registered trademarks and 9 applications for trademarks’ registration in countries other than the U.S.

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

Our Customers, Sales and Marketing

Our sales and marketing strategy is based mostly on a direct approach where we engage with our customers from the early stages of process development, work in collaboration to address their challenges in the development phase and support the transition to high volume production. We seek to establish and maintain close and mutually beneficial relationships with our customers by consistently providing them with a high level of service, support and new capabilities. We have a global network of direct sales and marketing, customer service and applications support offices worldwide. We maintain sales, service and applications offices in Europe, Israel, Japan, Korea, Singapore, Taiwan, China and the U.S. These offices provide highly qualified application support specialists, training to end users and process equipment engineers, marketing, demonstrations and evaluations, spare parts hubs and sales and support engineers.

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

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	2012	2013	2014

Taiwan, R.O.C.	$50,298	$57,523	$53,870
USA	22,097	16,680	31,078
Korea	8,556	7,166	12,865
Europe	6,076	14,124	10,600
Singapore	5,422	5,854	4,457
China	2,597	6,833	4,405
Other	1,122	3,329	3,343
Total	$96,168	111,509	120,618

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

	2012	2013	2014
Total revenues from five largest customers	72%	72%	74%

Range of revenues from five largest customers	5%-41%	4%-44%	4%-36%

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

Our current stand-alone metrology products compete with both Nanometrics and KLA-Tencor. In this area, we have gained market share both in CMP and Etch segments using our T600 platform combined with our advanced modeling and software capabilities. These solutions are being used for in line metrology at leading foundries and memory customers. The T600 was selected for several process steps due to its metrology capability and has a significant cost of ownership advantage with the dual measurement unit configuration. In the integrated metrology field, we primarily compete with products manufactured by Nanometrics. We have gained market share with the successful proliferation of NovaScan 3090 and i500 platform in key accounts, but we expect our integrated products to face intense competition in the coming years. We see an increasing demand to implement high end metrology solution – both software and hardware – for integrated metrology tools as customers start using these tools for advanced nodes. We also compete against companies manufacturing other types of equipment as a result of the disruptive nature of the technology we offer. These companies include Hitachi hi-tech and Applied Materials in the area of CD-SEM and Rudolph Technologies in the area of acoustic measurement of top metal copper lines.

Manufacturing

In order to leverage the relatively high volume of integrated and stand-alone systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our manufacturing operations received the ISO 9001 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001/2008 requirements. In 2010, we received the formal certification of ISO 14001:2004 and in 2014 we received the formal certification of ISO 18001:2007.

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

4.C          Organizational Structure

Our Subsidiaries

Our subsidiaries and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Country of Incorporation
Nova Measuring Instruments Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Netherlands B.V.	Netherlands
Nova Measuring Instruments Korea Ltd	Korea
Nova Measuring Instruments GmbH	Germany

4.D          Property, Plant and Equipment

Our main facilities, located in Ness-Ziona, Israel, occupy approximately 7,800 square meters, including: approximately 1,300 square meters of production facilities, approximately 4,500 square meters of research and development offices (including approximately 700 square meters of laboratories) and approximately 2,000 square meters of headquarters, sales and marketing, service and support and administration facilities. In 2015 we expect to expand our facilities in Israel with additional clean room space and with additional offices. For a summary of the main terms of our lease agreements, see Exhibit 4.4 to this annual report on Form 20-F.

Our subsidiaries lease offices in various locations, for use as a service and pre-sale facility. Our U.S. subsidiary leases approximately 380 square meters, our Japanese subsidiary leases approximately 34 square meters, our Taiwanese subsidiary leases approximately 800 square meters and our Korean subsidiary leases approximately 340 square meters. Our European subsidiaries leases approximately 100 square meters in Germany and France.

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

Executive Overview

We are a worldwide leading designer, developer and producer of metrology systems for the semiconductor manufacturing industry. Our metrology systems are used to take precise measurements of semiconductors during the manufacturing process to control the manufacturing process and increase the productivity of manufacturing equipment. We market and sell our metrology systems mainly to semiconductor manufacturers, and in some cases to semiconductor process equipment manufacturers.

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

In the recent five years (2009-2014), we were able to present positive Compound Annual Growth Rate (CAGR) of approximately 25%, while the Wafer Fab Equipment ("WFE") segment experienced an increase of CAGR of approximately 20%. We believe that this improved performance is attributed mainly to our continued penetration into the Optical CD standalone metrology segment. Industry forecasts indicate increase in WFE spending in the next year, and we believe we are well positioned to continue to grow as we continue our focus on high growth segments within the industry.

We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2014, product sales accounted for approximately 76.4% of our total revenues. Services, which include software upgrade on existing installed base accounted for approximately 23.6%. Presently, we have no significant long-term debt, and during 2014 we increased our overall cash reserves by $24 million, through generating positive cash flow from operating activities. As of the end of 2014, we had overall cash reserves of $123.7 million and working capital of $130.5 million.

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

When evaluating the performance of the Company, our management tends to focus on several financial metrics and qualitative areas, including market share, gross margins, operating margins, inventory turns and days sales outstanding. Blended gross margins in 2014 were approximately 53%, while product sales presented gross margins of approximately 57% and services presented gross margins of approximately 39%. In 2014, our inventory turns were approximately 3 and our daily sales outstanding were 66 days.

Significant Events in 2014 and Outlook for 2015

During 2014 Nova demonstrated few significant achievements:

•	Revenues hit record high.

•	Solid financial model and P&L control generated growing profits.

•	Stronger position in the foundry segment, including market share and new process steps gains in the sector.

•	Growth in the memory segment following continuous growth in DRAM.

•	A more diverse customer base with 3 major customers accounting for more than 66% of revenues.

•	Proven advanced fleet to support solutions in advance tech nodes below 2Xnm.

•	Growing position in both Standalone and Integrated metrology markets.

•	Extending proliferation of standalone metrology tools into existing customers across multiple production steps.

•	Significant adoption of Nova’s latest and advanced products portfolio for 3D structure evolvement:

o	Nova T600 Standalone tools

o	Nova i500 Integrated metrology tools

o	MARS modeling SW

•	Major portfolio diversification to include SW products.

o	Fleet management capabilities.

o	Hybrid metrology for complex structures and advanced tech nodes.

o	IPM (In Process Monitoring).

•	V2600 TSV (Through Silicon Via) metrology systems were accepted by leading memory and logic customer.

•
Deep collaboration with multiple research institutes and customer technology development centers, utilizing a variety of Nova’s products, leading to Nova’s positioning as a partner for long term technology development.

•	More than 85% of product revenues during 2014 coming from 2X and 1X technology nodes.

•	Improved capital management with shares repurchase program of $12M.

In 2015, Nova plans to focus on the following:

•	Continue our sustainable growth through a stronger market position and technical leadership.

•	Continue Nova’s aggressive innovation and development plans for meeting future industry challenges.

•	Be a significant part of both Foundry and Memory customers’ ramp up during the year.

•	Excellent execution of the ramp up of the 16/14nm technology nodes at leading foundry customers.

•	Establishing our leadership position in the coming 10nm and 7nm technology node at leading customers.

•	Making significant inroads into memory customers with advanced metrology solutions.

•	Support our customers’ transition to 3D device structures (both in memory and foundry sectors) to enable them to move to high volume manufacturing of advanced technology nodes.

•	Continue leading the emerging metrology markets with innovative solutions.

•	Continue the collaborations and joint research with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue our products innovation and diversification through several new product introductions to extend the company’s market leadership.

•	Continue the aggressive plans to generate revenues through SW products.

•	Strengthening the partnership with our customers and build a “Customer Centric” approach to accommodate and deliver customers’ requirements along the Semiconductor evolution.

The challenges and risks we face in meeting our plans include:

•	On time delivery of the required process control solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

•	Identifying the metrology evolution for future industry needs in order to meet process control requirements and lead the market.

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

In 2014 we performed well with yearly growth both in revenues and profit. We were able to present record revenues for 2 years in a row, demonstrating our growing position in the market.

It is our belief that we have been able to consistently win and grow as a result of a combination of factors:

•	Optical Metrology has become an enabler for the entire industry over the last few years, even on the count of other metrology capabilities, which are not optic enabled.

•	Nova’s Optical Metrology solutions are the most advanced solutions, combining the best innovative and technical metrology capabilities with the best cost of ownership.

•	Our technical innovative solutions are well accepted by leading customers that allow us to gain more market share with additional process steps and new applications

•
Our ability closely team with our customers allows us to predict well the industry evolution and process control challenges and by that introduce innovative and advanced metrology solutions to solve industry needs.

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

Inventories Write-Off

We carry our inventory at the lower of either the actual cost or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twenty four months. As demonstrated during 2008, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand, which could lead to losses. In addition, our industry is characterized by rapid technological change, frequent new product developments, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

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

	2012	2013	2014
Taiwan, R.O.C.	52%	52%	45%
USA	23%	15%	26%
Korea	9%	6%	11%
Europe	6%	13%	9%
China	3%	6%	4%
Singapore	6%	5%	3%
Other	1%	3%	2%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

The sales cycle for our systems typically ranges from 6 to 12 months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2014, our inventory levels at the end of each quarter ranged from $16.1 million to $19.4 million. We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified.

Our revenues increased by 8% in 2014 following an increase of 16% in 2013, and a decrease of 7% in 2012.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2012	2013	2014

Revenues from product sales	80.3%	80.2%	76.4%
Revenues from services	19.7%	19.8%	23.6%

Total revenues	100%	100%	100%

Cost of products sale	33.0%	33.9%	33.0%
Cost of services	13.8%	13.2%	14.3%
Total cost of revenues	46.8%	47.0%	47.3%

Gross profit	53.2%	53.0%	52.7%

Operating expenses:
Research and development expenses, net	25.6%	26.5%	24.5%
Sales and marketing expenses	12.5%	10.7%	10.5%
General and administrative expenses	4.1%	4.7%	3.7%

Total operating expenses	42.2%	41.9%	38.7%

Operating profit	11.0%	11.1%	14.0%

Financing income, net	1.4%	0.6%	0.5%
Income before income taxes	12.4%	11.7%	14.5%

Income tax expenses (benefit)	0.1%	2.3%	(1.0%)

Net income	12.3%	9.4%	15.5%

Comparison of Years Ended December 31, 2014 and 2013

Revenues. Our revenues in 2014 increased by $9.1 million, or 8%, compared to 2013, with revenues attributable to product sales accounting for $92.2 million, an increase of $2.8 million, or 3%, compared to 2013, and revenues attributable to services accounting for $28.4 million, an increase of $6.3 million, or 29%, compared to 2013. The increase in product revenues in 2014 was mainly attributed to increased adoption of our software products. The increase in services revenues is attributed to an increase in service contracts revenues as a result of higher number of systems included in our installed base, and to an increase in time and materials as a result of higher number of upgrades of existing 200mm installed base.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It is also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2014 was $39.8 million. Our gross margin attributable to product revenues in 2014 was 57%, compared to 58% in 2013. This decrease in products gross margins in 2014 is mainly related to penetration into new manufacturing process steps at existing customer sites, and increase in the amount of royalties paid to third parties. Our cost of services in 2014 was $17.2 million, compared to $14.7 million in 2013. Our gross margin attributable to service revenues in 2014 was 39%, compared to 34% in 2013. The increase in service gross margins in 2014 is mainly related to the significant increase of 29% in services revenues in this year, utilizing more efficiently existing infrastructure.

Research and development expenses, net.  Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the Office of the Chief Scientist. Our net research and development expenses in 2014 were $29.5 million, similar to 2013, after offsetting grants received or receivable from the Office of the Chief Scientist of $3.5 million in 2014 and $1.5 million in 2013. In 2014, net research and development expenses represented 25% of our revenues compared to 27% of our revenues in 2013.

Approximately 50% of our net research and development expenses in 2014 resulted from our research and development efforts relating to current products and product lines, and the rest were related to developing a technology infrastructure for next generation metrology tools and SW platforms.

Sales and Marketing. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses in 2014 were $12.7 million compared to $11.9 million in 2013. Sales and marketing expenses represented 11% our revenues in 2014 and 2013. The increase is sales and marketing expenses is related to the increase in headcount and related costs supporting the revenue growth.

General and Administrative. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses decreased by 14% to $4.5 million in 2014, compared to $5.2 million in 2013. This decrease is mainly attributed to decrease in employee related costs (including expenses related to retirement of a senior executive in 2013). General and administrative expenses represented 4% and 5% of our revenues in 2014 and 2013, respectively. The decrease as a percentage of revenue is mainly related to the decrease in expenses as described above, which was also combined with the increase in 2014 revenues.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. We recorded $1.2 million of tax income in 2014, compared with $2.5 million tax expenses in 2013. This change is mainly attributed to the utilization of tax incentives in Israel which started in 2014, and to the creation of deferred tax assets in 2014 (related to potential future research and development tax credits in Israel).

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

Sales and Marketing. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses and overhead. They also include commissions to our representatives and sales personnel. Our sales and marketing expenses in 2013 and 2012 were $11.9 million. Sales and marketing expenses represented 11% and 13% of our revenues in 2013 and 2012, respectively. The decrease as a percentage of revenue is related to the increase in sales volumes while expenses remained stable.

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

5.B          Liquidity and Capital Resources

As of December 31, 2014, we had working capital of approximately $130.5 million compared to working capital of $118.6 million as of December 31, 2013.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2014 were $123.7 million compared to $99.7 million as of December 31, 2013.

Trade accounts receivable decreased from $27.9 million as of December 31, 2013 to $15.6 million as of December 31, 2014. Inventories decreased from $18.1 million as of December 31, 2013 to $16.1 million as of December 31,2014. The decrease in accounts receivables and inventories is related to the decrease in sales volumes at the fourth quarter of 2014, relative to the comparable quarter in 2013.

Operating activities in 2014 generated positive cash flow of $33.5 million compared to a positive cash flow of $11 million in 2013.

The following table describes our investments in capital expenditures during the last three years:

	2012		2013		2014
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
	(in dollar thousands)
Electronic equipment	3,903	34	4,514	42	3,884	84
Office furniture and equipment	22	1	10	5	29	5
Leasehold improvements*	1,131	3	1,052	1	1,352	0

Total	5,056	38	5,576	48	5,265	89

*The balance represents the gross investment in capital expenditure, as there was a scrap of fully depreciated assets during 2014.

In 2014, the investment in capital expenditures was financed from our positive operating cash flow. Although we currently have no significant capital commitments, we expect to spend approximately $8.1 million on capital expenditures in 2015, mainly for information systems improvements (software and hardware), electronic equipment used in our research and development labs and expansion of demonstration, manufacturing and development facilities.

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

We are obligated to pay royalties of 3%-3.5% of revenues derived from sales of products funded with these grants. As of December 31, 2014, our contingent liability to the OCS for grants received was approximately $22.9 million. See also Note 7A to our consolidated financial statements contained elsewhere in this report.

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

In addition to royalty-bearing grants from the OCS, in 2014 and 2013, we participated in a 'Magnet' program, METRO 450, sponsored by the OCS. Under the terms of this program, we are cooperating with additional companies and research institutes in Israel, organized in a consortium for the development of pre-competitive elements of 450mm solutions, that can also bring value even if the transition to 450mm is delayed. No royalties from this funding are payable to the Israeli government. However, the restrictions under the R&D Law (and the regulations promulgated thereunder) relating to the transfer of know-how outside of Israel do apply. In general, any consortium member that develops technology as part of the consortium retains the intellectual property rights to the technology developed by this member, and all the members of the consortium have the right, under certain conditions, to utilize and implement such technology without having to pay royalties to the developing consortium member. Since our collaboration with this consortium will not deal with issues that are part of our core technology, we believe that it will have no effect on our strong intellectual property portfolio. We are also participating in European consortiums, which are joint programs with the OCS and the European Research Area. Some of the abovementioned obligations apply regarding these joint projects as well.

In addition to royalty-bearing grants from the OCS, we are currently participating in intellectual property consortiums in Europe, in order to be able to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint programs with the OCS and the European Research Area.

5.D          Trend Information

For Information regarding most significant recent trends in our market, see “Item 4B – Our Market – The World Economy – Update” in this annual report on Form 20-F.

5.E          Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.F           Tabular Disclosure of Contractual Obligations

As of December 31, 2014 we had contractual obligations as described in the following table:

	Payment due by Period (in $ thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	8,183	1,880	3,905	2,397	-
Purchase Obligations	16,789	14,306	2,483	-	-
Other Long Term Liabilities	-	-	-	-	-
Total	24,972	16,186	6,388	2,398	-

Item 6. Directors, Senior Management and Employees

6.A          Directors and Senior Management

The following is the list of senior management and directors as of February 3, 2015:

Name	Age	Position
Michael Brunstein	71	Chairman of the Board of Directors
Alon Dumanis	64	Director
Naama Zeldis	51	External Director
Avi Cohen	61	Director
Raanan Cohen	59	Director
Zehava Simon	56	External Director
Eitan Oppenhaim	49	President and Chief Executive Officer
Dror David	45	Chief Financial Officer
Shay Wolfling	43	Chief Technology Officer
Gabi Sharon	52	Vice President Operations
Erez Ravid .	53	Vice President of Global Business Group
Hila Mukevisius	40	Vice President Human Resources
Dov Farkash	55	Vice President Business Development
Erez Sali	47	Vice President of Strategic Software Development
Michael Rybski	47	Vice President Product Development
Jacob Olin	49	Vice President Business Development

Our directors (other than the external directors) serve as such until the next annual general meeting of our shareholders. Our external directors, in accordance with Israeli law, serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain conditions, and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company. Ms. Zeldis was elected in 2006 to serve for a three-year term that expired in 2009 and was re-elected in 2009 for an additional three-year term that expired in 2012. Ms. Zeldis was re-elected in 2012 to serve for an additional three-year term. Ms. Zehava Simon was elected in 2014 to serve for a three-year term. Ms. Simon replaced Mr. Dan Falk, who has served as an external director of the Company for three consecutive periods of three years each since 2005.

Our board of directors determined that Zehava Simon, Naama Zeldis, Avi Cohen and Raanan Cohen are independent directors under the Companies Law. In addition, our board of directors determined that Zehava Simon, Naama Zeldis, Avi Cohen, Michael Brunstein, Alon Dumanis and Raanan Cohen, qualify as ‘‘independent directors’’ as defined by The NASDAQ Stock Market.

Dr. Michael Brunstein was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. Dr. Brunstein is a member of the board of directors of IAI (Israel Aerospace Industries Ltd.) and also serves on boards of directors of several privately owned companies. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from The Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University.

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

Mr. Avi Cohen has served as a director of Nova since 2008. Mr. Cohen serves as the Chief Executive Officer of RR Media Ltd. (previously known as RRsat Global Communications Network), a public company traded on NASDAQ. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the CEO of ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S. During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group. From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Mr. Raanan Cohen was appointed as a director of the Company by our board of directors on February 6, 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on NASDAQ. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and CEO of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AIO systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., as chairman of the board of directors of Datumate Ltd., as a member of the board of directors of Utilight Ltd., all private companies. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University in Jerusalem.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014. Ms. Simon served as a Vice President of BMC Software from 2000 until 2013, most recently as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on NASDAQ, and Amiad water systems, a public company traded on London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a NASDAQ listed company which was acquired in 2006 by SanDisk Corp., a public company traded on NASDAQ as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and NASDAQ (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and an M.A. in Business and Management from Boston University.

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

Dr. Shay Wolfling joined Nova in 2011, as Chief Technology Officer. Prior to joining Nova, Dr. Wolfling was an R&D manager at KLA-Tencor-Belgium (formerly ICOS Vision Systems, a public traded company acquired by KLA in 2008), where he led multidisciplinary metrology & inspection development projects. From 2000 until its technology acquisition by ICOS in 2005, Dr. Wolfling was a founder and Vice President of Research and Development of Nano-Or-Technologies, a start-up company with a proprietary technology for 3D optical measurements. Dr. Wolfling took Nano-Or from the idea stage to initial product sales. Prior to founding Nano-Or, Dr. Wolfling was a project manager in Y-Beam-Technologies, a start-up offering laser-based skin treatments. Dr. Wolfling has several patents under his name in the field of optical measurements. Dr. Wolfling holds a B.Sc. in physics and mathematics from the Hebrew University of Jerusalem, Israel, a second degree in physics from Tel-Aviv University, Israel and a Ph.D. in physics from the Hebrew University of Jerusalem, Israel.

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

Mr. Erez Ravid joined Nova in January 2014, as Vice President Global Business Group. Prior to joining Nova, from 2001 till 2014, Mr. Ravid served in several positions at Applied Materials Israel and Applied Materials Corporate, including as a Director of Sales of the Europe Region, Director of Business Development, Director of Marketing of the Water Inspection Division and Director of Sales. Prior to that, from 1995 until 2001, Mr. Ravid served as wafer inspection marketing manager at Orbot Instruments. From 1988 till 1995, Mr. Ravid served as a process engineer at Intel Electronics Israel. Mr. Ravid holds a B.Sc. in Materials Engineering from Ben-Gurion University, Israel, a M.Sc in Applied Physics from the Hebrew University of Jerusalem, Israel and an M.B.A. from the Hebrew University of Jerusalem, Israel.

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

Mr. Dov Farkash has served as co-Manager of the Strategic Software Business Unit since April 2014. Mr. Farkash joined Nova in 2000, and till 2005 he served in various key sales positions in Nova. From 2005 until 2009, Mr. Farkash has served as VP Sales of Nova. From 2009 until April 2014, Mr. Farkash served as our Vice President Business Development. Prior to joining Nova, Mr. Farkash served as worldwide Sales and Marketing Manager of AFCON Ltd., and AFCON Inc., USA. Prior to that, Mr. Farkash served in various managerial positions in software development in various Hi-tech companies. Mr. Farkash holds a B.Sc. in Computer Engineering and an MBA from the Technion – Israel Institute of Technology, Haifa, Israel.

Dr. Erez Sali has served as co-Manager of the Strategic Software Business Unit since April 2014. Dr. Sali joined Nova in 2012, as the Vice President of Strategic Software Development. In this role, Dr. Sali was responsible for Nova’s Optical CD software and its computation platform as well as additional software products that the company is developing. Previously, Dr. Sali served as the director of research at PrimeSense, an Israeli startup that developed the Kinect 3D sensor for Microsoft XBOX, where he oversaw the development of electro-optics and algorithms. Prior to that, Dr. Sali served as VP R&D at Topspin medical, as the director of product development at Negevtech and as R&D manager for the Assembly division at Orbotech. Dr. Sali has over 15 issued patents under his name and many patent applications as well as several scientific publications. Dr Sali holds a B.Sc. in mathematics, physics and computer science from the Hebrew University of Jerusalem, Israel, an M.Sc. in computer science from Tel-Aviv University, Israel and a Ph.D. in computer science from the Weizmann Institute in Rehovot, Israel.

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

Mr. Jacob Olin joined Nova in April 2014 as Vice President of Business Development. Prior to joining Nova, Mr. Olin has served as CEO of Qlight Nanotech Ltd., from 2010 until 2014. Under his management, Qlight Nanotech formed a strategic cooperation with the German Chemical company, Merck KGaA, which became a major stakeholder in Qlight Nanotech. In March 2014, Qlight Nanotech was selected as Nanotechnology Startup of the Year, by the Office of the Chief Scientist (OCS) in Israel. Prior to this position, Mr. Olin served as Corporate Director of Business Development at Orbotech Ltd., as Vice President Business Development at Advanced Vision Technology (AVT) Ltd., and was a founding partner at Sphere Capital Markets Ltd., an investment boutique firm specializing in investment banking and futures and options trading. Mr. Olin holds an MBA in Technology Management and a B.Sc. in Theoretical Mathematics, from Tel-Aviv University, Israel.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B          Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer for 2014 (consisting of ten persons) in terms of employer costs was approximately $3.2 million (including $0.49 million set aside for pension and retirement benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2015 annual general meeting of shareholders in accordance with Israeli regulations.

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

At the 2014 annual general meeting, our shareholders approved the following amendments to the employment terms of Mr. Oppenhaim, the President and Chief Executive Officer of the Company: (i) an update of Mr. Oppenhaim’s monthly salary to NIS 96,000; (ii) that the maximum bonus for over achievement will be 150% of the target bonus which is ten (10) monthly base salaries (rather than two monthly base salaries); and (iii) that Mr. Oppenhaim will be entitled to an annual grant of options to purchase up to 100,000 ordinary shares of the Company per each year of 2014, 2015 and 2016. The first grant of 100,000 options was made on August 1, 2014; the second and third grants of 100,000 options each will be made on the second and third anniversary of the initial grant, respectively, provided that Mr. Oppenhaim is fully employed by the Company and continues with his duties as the president and chief executive officer of the Company at the respective grant date. The vesting schedule of the options is over a four (4) year period with a one fourth of such options vesting on each anniversary of the grant. The term of the options is of seven (7) years after each grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Oppenhaim. The exercise price is determined per the Company's equity-based compensation policy.

The total amount paid or payable to the directors, including external directors, (consisting of seven persons in 2014, including one former external director of the Company) for 2014 was $0.26 million.

As of February 3, 2015, 1,079,617 options to purchase our ordinary shares and 31,804 RSU’s were outstanding to certain current executive officers and directors (consisting of 16 persons), of which 420,670 options are currently exercisable or exercisable within 60 days of February 3, 2015. See “Item 6E. Share Ownership” in this annual report on Form 20-F.

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

3.         An annual award of an option to purchase up to 10,000 ordinary shares or options with fair market value of US$80,000, the lower of the two, to be granted to each director or external director on the date of each annual general meeting at which such director or external director is elected or reelected (or if an external director is not standing for reelection, on the date of the annual general meeting, provided that such external director is serving on the board of directors at the time of the annual general meeting). The exercise price of each option shall be determined pursuant to our equity based compensation policy.

In addition, the compensation arrangement of Dr. Michael Brunstein, the chairman of our board of directors, as approved by our shareholders at the 2006, 2008 and 2010 annual general meetings, includes: (i) a gross annual fee of $110,000 payable monthly in NIS; (ii) an annual award of options to purchase up to 10,000 ordinary shares, to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected, starting the 2008 annual general meeting, the exercise price of which will be determined pursuant to our equity based compensation policy and the other terms (i.e., the amount, exercise price and vesting schedule) shall be identical to the terms of options granted to other directors on an annual; and (iii) a biennial award of an option to purchase up to 75,000 ordinary shares to Dr. Brunstein on the date of every other annual general meeting at which the chairman of the board of directors is elected or reelected, starting with the 2010 annual general meeting (and thereafter in 2012). The exercise price of such options will be determined pursuant to our equity based compensation policy, and consistent with our compensation policy, the options shall vest quarterly over a period of four years.

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

6.C           Board Practices

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

The Audit Committee is comprised of Naama Zeldis, Zehava Simon and Avi Cohen. The audit committee is responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. According to the Companies Law, the audit committee must consist of at least three directors, must include all of the external directors and the majority of its members must be independent directors under the Companies Law. The following individuals may not be members of the audit committee: (i) the chairman of the board of directors; (ii) any director employed by the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iii) any director providing services on a regular basis to the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iv) any director whose main source of income comes from the Company’s controlling shareholder; or (v) the Company’s controlling shareholders or any of their relatives. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years. Under the Companies Law, the audit committee is responsible, among others, for (i) identifying deficiencies in the administration of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) ensuring that a competitive process is conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; (iv) setting forth the approval process for transactions that are 'non-negligible' (i.e. transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee; (v) evaluating the Company’s internal audit programme and the performance of the Company’s internal auditor and the resources at his/her disposal; (vi) reviewing the scope of work of the Company’s external auditor and making recommendations regarding his/her salary; and (vii) creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company. The audit committee operates under a charter adopted by the board of directors.

The Compensation Committee is comprised of Zehava Simon, Naama Zeldis and Raanan Cohen. The function of the compensation committee is described in the approved charter of the committee, and includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s officers, directors and executives and the overall compensation programs and reviewing and approving, or if required by law, approving and recommending for approval by the board of directors, grants and awards under the Company’s equity incentive plans. The primary objective of the committee is to oversee the development and implementation of the compensation policies and plans that are appropriate for the Company in light of all relevant circumstances and which provide incentives that further the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing enduring shareholder value. Under the Companies Law (as recently amended; see “Item 10B. Memorandum and Article of Association – Compensation of Directors and Officers” in this annual report on Form 20-F), the compensation committee must consist of at least three directors, must include all the external directors, the majority of its members must be external directors, and its chairman must be an external director. In addition, all members of the compensation committee must meet the requirements under the Companies Law for membership in the audit committee, as described above.

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

The Nominating and Corporate Governance Committee is comprised of Alon Dumanis Michael Brunstein and Zehava Simon. The function of the nominating committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto.

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

6.D          Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2012(*)	2013(*)	2014(*)

Total Personnel	367	383	404

Located in Israel	264	276	292
Located abroad	103	107	112

In operations	80	91	79
In research and development	118	120	146
In global business	146	149	154
In general and administration	23	23	25
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

6.E           Share Ownership

Based on information provided to us, our 16 directors and officers listed in Item 6A above, have had, as a group, sole voting and investment power for 432,420 shares beneficially owned by them as of February 3, 2015 (representing 1.59% of the 27,200,263 issued and outstanding ordinary shares of the Company as of such date). Such number includes 420,670 shares subject to options that are immediately exercisable or exercisable within 60 days of February 3, 2015 (expiration dates: 2018 - 2021; exercise prices ($/share): 0.93 - 11.67). Each of such directors and executive officers beneficially owned less than 1% of the Company’s shares as of such date.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 3, 2015 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans active throughout 2014, are described below:

Option Plan 8 - As of December 31, 2014, options to purchase 1,496,620 ordinary shares at an exercise prices ranging from $1.79 to $2.87, the fair market value of Nova’s stock based on the date of grant, were granted under this plan. As of December 31, 2014, 938,027 options were exercised and 558,593 options had been cancelled. As of December 31, 2014, no options were outstanding and exercisable under this plan. We do not intend to grant any further options or shares under this plan.

2007 Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2007, was 2,500,000, subject to future increases or decreases by the Company. On May 1, 2012, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by one million shares, and amend the 2007 Incentive Plan to address a change in the clearing procedures of the TASE. On December 17, 2014, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by two million shares, and to amend the 2007 Incentive Plan. Such amendment includes, among others, a change of the exercise period in the event of termination, and in case of death, disability or retirement of the optionee. The amended 2007 Incentive Plan is filed as Exhibit 4.2 to this annual report on Form 20-F. In connection with the aforementioned increases, we have not obtained a shareholder approval as required under NASDAQ Listing Rules and followed in lieu home practice rules that do not require such approval. As of December 31, 2014, options to purchase 3,034,247 ordinary shares at an exercise prices which range from $0.43 to $11.67, the fair market value of Nova’s stock based on the dates of grant, were granted under this plan of which, as of December 31, 2014, 1,156,877 options were exercised, 644,688 options were outstanding and exercisable, 342,728 options had been cancelled and 889,954 were outstanding and unvested. As of December 31, 2014, 451,647 RSU’s had been issued, of which 343,718 had vested, 9,609 had been cancelled and 98,320 RSU's were outstanding.

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

Our equity based compensation policy, which was initially adopted in February 2007 and was most recently amended in July 2014, provides, among others, that the exercise price for each option will be equal to the closing price of our ordinary shares on NASDAQ on the day the final approval with respect to the option grant is obtained, and if such day is not a trading day on NASDAQ, the first trading day immediately thereafter; provided, however, that in the event the final approval to be obtained with respect to an option grant is by the compensation committee or the board of directors, and the meeting of the compensation committee or the board of directors is taking place during a 'blackout period', the exercise price of each option granted will be equal to the closing price of our ordinary shares on NASDAQ on the trading day immediately following the last day of the blackout period; and provided, further, that in the event the final approval to be obtained with respect to a grant is prior to the commencement of employment of the grantee, the exercise price of the options granted will be equal to the closing price of our ordinary shares on NASDAQ on the later of: (i) the day of commencement of employment of the grantee or, if such day is not a trading day on NASDAQ, the first trading day immediately thereafter, or (ii) the trading day immediately following the last day of the blackout period (in the event, if applicable, the last approval to be obtained is by the compensation committee or the board of directors and the compensation committee's or board of directors meeting is taking place during a blackout period); and further provided that in the event of an approval of future grants (i.e. grants to be made in separate allocations), the exercise price for each option to be allocated more than 30 days following the date of the final approval, excluding the first grant to a grantee prior to his or her commencement of employment as indicated above, will be equal to the closing price of the Company's ordinary shares on NASDAQ on the day of such allocation, and if such day is not a trading day on NASDAQ, the first trading day immediately thereafter; provided, however, that the grant approval will set the allocation day explicitly. In any event, the exercise price shall not be lower than our ordinary shares par value.

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

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 27,200,263 ordinary shares outstanding as of February 3, 2015.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

Itshak Sharon (Tshuva), Delek Group Ltd., The Phoenix Holdings Ltd. Excellence Holdings Ltd.(1)	3,688,214	13.56%

Clal Insurance Enterprises Holdings Ltd.(2)	2,519,311	9.26%

Migdal Insurance & Financial Holdings Ltd.(3)	1,741,008	6.40%

Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation(4)	1,645,163	6.05%

Harel Insurance Investments & Financial Services Ltd.(5)	1,636,251	6.02%

(1)           Based upon  information provided to the Company by Itshak Sharon (Tshuva), Delek Group Ltd., The Phoenix Holdings Ltd., and Excellence Holdings Ltd., on February 3, 2015 and consist of 381,278 shares held for their own account.

(2)           The information is based upon Amendment No. 3 to Schedule 13G filed with the SEC by Clal Insurance Enterprises Holdings Ltd., on February 17, 2015.

(3)           The information is based upon Amendment to Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd., on February 10, 2015.

(4)           The information is based upon Amendment No. 1 to Schedule 13G filed with the SEC by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation, on February 12, 2015.

(5)           The information is based upon Amendment No. 1 to Schedule 13G filed with the SEC by Harel Insurance Investments & Financial Services Ltd., on February 12, 2015.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the decrease in the percentage of ownership held by Clal Electronics Industries Ltd. and Clal Industries Ltd., following the sale of our ordinary shares in, 2013. As reported on Amendment No. 9 to Schedule 13D filed with the SEC on May 28, 2013, Clal Electronics Industries Ltd. and Clal Industries Ltd. beneficially owned 1,302,493 of our ordinary shares (then representing 4.87% of our issued and outstanding share capital); (ii);  the increase in the percentage of ownership held by Clal Insurance Enterprises Holdings Ltd. above 5% in 2012 and 2013 and as a group by Delek Group Ltd., The Phoenix Holdings Ltd. & Excellence Holdings Ltd. above 5% in 2012, 2013 and 2014; (iii) the increase in 2013 and afterwards the decrease in 2014 in the percentage of ownership held by Invicta Capital Management, LLC. As reported on Amendment 8 to Schedule 13G filed with the SEC by Invicta Capital Management on February 14, 2014, Invicta Capital Management beneficially owned 1,157,376 of our ordinary shares (then representing 4.2% of our issued and outstanding share capital); (iv) the decrease in the percentage of ownership held by Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue and Rhodora J. Donahue (collectively, "Federated Investors"). As reported on Amendment 3 to Schedule 13G filed with the SEC by Federated Investors on June 7, 2013, Federated Investors beneficially owned 1,286,534 of our ordinary shares (then representing 4.82% of our issued and outstanding share capital); (v) the increase in the percentage of ownership held by Migdal Insurance & Financial Holdings Ltd., above 5% in 2012, 2013 and 2014; (vi) the increase in the percentage of ownership held by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation above 5% in 2013 and 2014; (vii) the increase in the percentage of ownership held by Harel Insurance Investments & Financial Services Ltd., above 5% in 2014; and (xiii) the increase in the percentage of ownership held by Yelin Lapidot Holdings Management Ltd., above 5% in 2014, and later the decrease below 5%, as reported in Schedule 13G filed with the SEC by Yelin Lapidot Holdings Management Ltd., on June 2, 2014 and in Amendment No. 1 to Schedule 13G filed with the SEC on January 21, 2015 respectively.

As of February 3, 2015, our ordinary shares were held by 15 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 3, 2015, 13 registered holders were U.S. domicile holders and held approximately 0.16% of outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

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

In September 2013, our shareholders approved our compensation policy, which includes, among others, provisions relating to director’s and officers’ liability insurance (the arrangements set forth in the compensation policy replace the resolutions from 2010 that is described above). Pursuant to the compensation policy, we will provide “directors’ and officers’ liability insurance” for our directors and officers as follows: (i) the annual premium to be paid by us shall not exceed 1.5% of the aggregate coverage of the insurance policy; (ii) the limit of liability of the insurer shall not exceed the greater of $40 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the compensation committee (and, if required by law, by the board of directors) which shall determine that the sums are reasonable considering our exposures, the scope of coverage and the market conditions and that the insurance policy reflects the current market conditions, and it shall not materially affect our profitability, assets or liabilities. The compensation policy also provides that upon circumstances to be approved by the compensation committee (and, if required by law, by the board of directors), we will be entitled to enter into a "run off" insurance policy of up to seven years, with the same insurer or any other insurance, as follows: (i) the limit of liability of the insurer shall not exceed the greater of $40 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; (ii) the annual premium shall not exceed 300% of the last paid annual premium; (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the compensation committee (and, if required by law, by the board of directors) which shall determine that the sums are reasonable considering our exposures covered under such policy, the scope of cover and the market conditions, and that the insurance policy reflects the current market conditions and that it shall not materially affect our profitability, assets or liabilities. According to the compensation policy, we may extend the insurance policy in place to include cover for liability pursuant to a future public offering of securities as follows: (i) the additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium; and (ii) the insurance policy as well as the additional premium shall be approved by the compensation committee (and if required by law, by the board of directors) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the insurance policy reflects the current market conditions, and it does not materially affect our profitability, assets or liabilities. In November 2013, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $35,000,000. This directors’ and officers’ liability insurance was presented and approved by the compensation committee and the board of directors.

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

NASDAQ
	Price per share (US$)
	High	Low
Yearly highs and lows

2009	6.55	0.68
2010	8.48	3.63
2011	11.79	5.11
2012	9.28	6.82
2013	10.31	7.68
2014	12.25	9.5

Quarterly highs and lows

2012
First quarter	9.28	7.15
Second quarter	9.27	6.82
Third quarter	9.18	6.98
Fourth quarter	8.14	6.87
2013
First quarter	9.67	7.68
Second quarter	10.31	8.25
Third quarter	9.38	8.40
Fourth quarter	9.86	8.32
2014
First quarter	12.25	9.82
Second quarter	12.13	9.63
Third quarter	12.19	9.77
Fourth quarter	10.83	9.5
2015
First quarter (until February 15, 2015)	11.52	10.04

Monthly highs and lows

August 2014	11.26	9.89
September 2014	11.49	10.75
October 2014	10.81	9.50
November 2014	10.83	10.12
December 2014	10.64	9.78
January 2015	11.52	10.04
February 2015 (until February 15, 2015)	11.46	10.91

Tel Aviv Stock Exchange

	Price per share (NIS)
	High	Low
Yearly highs and lows

2009	24.24	1.53
2010	30.50	14.50
2011	40.99	20.00
2012	36.58	26.04
2013	36.99	29.02
2014	42.55	33.99

Quarterly highs and lows

2012
First quarter	34.65	27.72
Second quarter	34.75	26.40
Third quarter	36.58	28.70
Fourth quarter	31.10	26.04
2013
First quarter	35.70	29.02
Second quarter	36.99	31.01
Third quarter	34.39	30.05
Fourth quarter	34.15	29.70
2014
First quarter	42.55	34.35
Second quarter	41.50	33.99
Third quarter	41.98	34.50
Fourth quarter	41.78	36.51
2015
First quarter (until February 15, 2015)	46.45	39.77

Monthly highs and lows

August 2014	40.33	34.50
September 2014	41.98	38.41
October 2014	40.45	36.51
November 2014	41.73	37.65
December 2014	41.78	37.93
January 2015	46.45	39.77
February 2015 (until February 15, 2015)	44.65	42.00

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

The Companies Law provides that Israeli public companies must have at least two external directors. External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by the Companies Law, i.e., for an initial term of three years, which may be extended for two  additional three-year terms (provided that the re-election for additional term was presented by the external director whose tenure is about to end or  by the board of directors or by one or more shareholders that own, in the aggregate, 1% or more of the Company's outstanding share capital), and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company. The election and re-election of external directors, requires the affirmative vote of a majority of the shares and in addition either that (i) a majority of the shares held by shareholders who are not controlling shareholders or a have personal interest in the election (other than a personal interest unrelated to the controlling shareholders) attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal held by such shareholders has not exceeded 2% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position (such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed.

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

Our board of directors determined that each of Ms. Naama Zeldis and Ms. Zehava Simon has accounting and financial expertise as described in the regulations promulgated pursuant to the Companies Law, and that, therefore, the requirements of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

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

10.C       Material Contracts

N/A

10.D       Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.

Dividends, if any, paid to holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 26.5% for the 2015 tax year.

Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986

As a "foreign invested company" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986. Accordingly, its taxable income or loss is calculated in US Dollars.

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

Starting 2014, the Company has earnings attributable to Approved Enterprise programs, and it has begun utilizing the two years exemption of corporate tax, as discussed above.

Tax benefits under the 2011 Amendment

On December 29, 2010, the Israeli Parliament approved an amendment to the Investment Law (the “2011 Amendment”). The 2011 Amendment significantly revising the tax incentive regime in Israel, commencing on January, 1 2011.

The 2011 Amendment introduced a new status of “Preferred Enterprise”, replacing the existed status of “Benefited Enterprise”. Similarly to “Beneficiary Company”, a Preferred Company is an industrial company meeting certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law as with respect to “Benefited Enterprise” was cancelled.

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014 onwards1	9%	16%

In addition, the 2011 Amendment introduced a new status of “Special Preferred Company” which is an Industrial company meeting, in addition to the conditions prescribed for “Preferred Company” certain additional conditions (including that the total Preferred Enterprise income is at least NIS 1.5 billion in the given tax year). The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5%, if located in Development Region “A”, or to 8%, if located in other area within the State of Israel.

Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 20% (iii) non-Israeli residents - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

The 2011 Amendment also revised the Grant Track to apply only to the approved programs located in Development Region “A” and shall provide not only cash grants (as prior to the Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%). In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Company.

The provisions of the 2011 Amendment shall not apply to existing “Benefited Enterprises” or “Approved Enterprises”, which will continue to be entitled to the tax benefits under the Investment Law, as has been in effect prior to the New Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the Israeli Tax Authority, not later than the date prescribed for the filing of the company’s annual tax return for the respective year,. A company owning a Benefited Enterprise or Approved Enterprise which made such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Benefited Enterprise to its Israeli corporate shareholders tax free.
_____________________________

1 In august 2013, the Israeli Parliament (the Knesset) approved an amendment to the Investments Law pursuant to which the previously scheduled gradual reduction in the tax rates applicable to Preferred Enterprises would be repealed as of 2014 to the tax rates reflected on the above table.

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

The real capital gain derived by corporations will be generally subject to a corporate tax rate of 26.5% in 2014.

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 26.5% for corporations in 2014 and a marginal tax rate of up to 50% in 2014 for individuals, including a 2% excess tax for high earning individuals whose taxable income from Israeli sources exceeds NIS 811,560 in 2014). Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the  Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after  January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

Dividends

We have never paid cash dividends. A distribution of dividend from income attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise will be generally subject to withholding tax in Israel at the following tax rates: Israeli resident individuals -  15%, or 20% if the income  from which the dividend was distributed is attributed to a Benefited Enterprise/Preferred Enterprise and it was distributed after January 1, 2014  ; Israeli resident companies – 0% for a Preferred Enterprise or 15% for an Approved Enterprise/Benefited Enterprise or 20%  if the income from which the dividend was distributed is attributed to a Preferred Enterprise and it was distributed after January 1, 2014 ; Non-Israeli residents – 15%  or 20%  if the income from which the dividend was distributed is attributed to a Benefited Enterprise and it was distributed after January 1, 2014, (or 4% under the Ireland Track), subject to a reduced rate under the provisions of any applicable double tax treaty. A distribution of dividends from income, which is not attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

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

Availability of Reduced Tax Rates

The maximum U.S. Federal income tax rate on certain long-term capital gains and on qualifying dividends is currently 20%. Long-term capital gains from the sale of our ordinary shares may be eligible for this rate, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. Subject to the discussion below, dividends, if any, may also be eligible for this 20% maximum rate on long-term capital gains, provided that we do not constitute a passive foreign investment company (a “PFIC”). However, tax rates are subject to change, especially given the uncertain economic conditions in the United States and the size of the federal deficit. U.S. holders should consult their tax advisors.

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

Dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a U.S. holder that is a financial services entity, “financial services income.” U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received on the ordinary shares. The Code provides limitations on the amount of foreign tax credits that a U.S. holder may claim. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which these U.S. holders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether you would be entitled to this credit.

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

If a corporation is treated as a PFIC for any year during a U.S. holder’s holding period and the U.S. holder does not timely elect to treat the corporation as a “qualified electing fund” under Section 1295 of the Code or elect to mark its ordinary shares to market (both as described below), any gain on the disposition of the shares will be treated as ordinary income, rather than capital gain, and the holder will be required to compute its tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares. The portion of the gain and distributions allocated to prior taxable years in which a corporation was a PFIC will be ineligible for any preferential tax rate otherwise applicable to any “qualified dividend income” or capital gains, and will be taxed at the highest ordinary income tax rate in effect for each taxable year to which this portion is allocated. An interest charge will be imposed on the amount of the tax allocated to these taxable years. A U.S. holder may elect to treat a corporation as a qualified electing fund only if the corporation complies with requirements imposed by the IRS to enable the shareholder and the IRS to determine the corporation’s ordinary income and net capital gain. Additionally, if a corporation is a PFIC, a U.S. holder who acquires shares in the corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. These adverse tax consequences associated with PFIC status could result in a material increase in the amount of tax that a U.S. holder would owe and an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements. Unless otherwise provided by the IRS, if a corporation is classified as a PFIC, a U.S. person that is a direct or indirect holder will generally be required to file an informational return annually on IRS Form 8621 (or any applicable successor form hereto) to report its ownership interest in such entity.

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2014. For 2014, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2014. Nonetheless, there is a risk that we were a PFIC in 2014 or we will be a PFIC in 2015 or subsequent years because there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2015 or a subsequent year. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

Available Elections. If we become a PFIC for any taxable year, U.S. holders should consider whether or not to elect to treat us as a “qualified electing fund” or to elect to “mark-to-market” their ordinary shares in order to mitigate the adverse tax consequences of PFIC status.

If a U.S. holder makes a qualified electing fund election (a “QEF election”) for its ordinary shares that is effective from the first taxable year that the U.S. holder holds our ordinary shares and during which we are a PFIC, the electing U.S. holder will avoid the adverse consequences of our being classified as a PFIC, but will instead be required to include in income a pro rata share of our net capital gain, if any, and other earnings and profits (“ordinary earnings”) as long-term capital gains and ordinary income, respectively, on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A subsequent distribution of amounts that were previously included in the gross income of U.S. holders should not be taxable as a dividend to those U.S. holders who made a QEF election. In the event we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. holder, and may not be carried forward or back in computing our net capital gain or ordinary earnings in other taxable years. The tax basis of the shares of an electing U.S. holder generally will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the QEF rules described above. In order to make (or maintain) a QEF election, the U.S. holder must annually complete and file IRS Form 8621. In addition, we must make certain information regarding our net capital gains and ordinary earnings available to the U.S. holder and permit our books and records to be examined to verify such information. Therefore, we will monitor our PFIC status and make a disclosure to our shareholders if we determine that we have become a PFIC. If we determine that we are a PFIC for any year and you make a request to us in writing at the address on the cover of our latest Annual Report on Form 20-F, Attention Chief Financial Officer, for the information required to make a QEF election, we will promptly make the information available to you and comply with any other applicable requirements of the Code.

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

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

The Hiring Incentives to Restore Employment Act of March 2010 (the “HIRE Act”), including the Foreign Account Tax Compliance Act (“FATCA”) provisions promulgated thereunder, generally provides that (1) a 30% withholding tax may be imposed on certain payments of U.S. source income (such as dividends) to certain non-U.S. holders, and (2) beginning January 1, 2017, a 30% withholding tax may be imposed on the proceeds from the sale of property by certain non-U.S. holders that could give rise to certain types of U.S. source payments.  Withholding is generally required unless such non-U.S. holders enter into an agreement with the IRS to disclose the name, address and taxpayer identification number of certain U.S. persons that own, directly or indirectly, interests in such non-U.S. holders, as well as certain other information relating to such interests.  Non-U.S. holders should consult their own tax advisors regarding the possible implications and obligations of FATCA and the HIRE Act on the purchase, ownership and disposition of our common stock.

United States Information Reporting and Backup Withholding

In general, U.S. holders may be subject to certain information reporting requirements under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as the Company. Failure to comply with these information reporting requirements may result in substantial penalties.

For example, certain individuals who are U.S. holders are generally required to file IRS Form 8938 to report the ownership of specified foreign financial assets on an annual basis if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally $50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc. Certain domestic entities that are U.S. holders may also be required to file Form 8938 in the near future. U.S. holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

In addition and as discussed in the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies”, if a corporation is classified as a PFIC, a U.S. person that is a direct or indirect holder will generally be required to file an informational return annually on IRS Form 8621 (or any applicable successor form hereto) to report its ownership interest in such entity, unless otherwise provided by the IRS.

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

The documents referred to herein, including the Amended Articles, can be obtained from the Company at its registered office at Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona, Israel. In addition, the Company is subject to certain informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. In accordance therewith, the Company files reports with the Commission. Reports and other information provided to the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 100 Fifth Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the Commission at 1-800-SEC-0330. In addition, certain of the Company’s reports filed with the Commission are available on-line at www.sec.gov.

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

Impact of Currency Fluctuation

Because our results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily the NIS, the Euro and the Japanese Yen) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2014, the value of the U.S. dollar revaluated against the NIS by 12%, revaluated against the Yen by approximately 15% and revaluated against the Euro by approximately 13%. During the first six months of 2014 the value of the U.S. dollar devaluated against the NIS by approximately 1%, devaluated against the Yen by approximately 2.6% and revaluated against the Euro by 0.9%. During the last six months of 2014 the value of the U.S. dollar revaluated against the NIS by approximately 13.1%, revaluated against the Yen by approximately 18% and revaluated against the Euro by approximately 12.5%.

As of December 31, 2014, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2014, and are expected to continue to be affected by such currency fluctuations in 2015.

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

In 2014, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $67 million with settlement dates through 2014-2015, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $67 million. In accordance with ASC 815-10, we recorded in 2014 a decrease of approximately $1.7 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2014, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currency, held at December 31, 2014, by approximately $0.6 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the framework for Internal Control-Integrated Framework (1992) set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2014.

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

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that our audit committee includes one audit committee financial expert, as defined by Item 16A of Form 20-F, Ms. Naama Zeldis is an independent director as such term is defined by Rule 5605(a)(2) of The NASDAQ Stock Market.

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

Audit Fees

Brightman Almagor Zohar & Co. audit fees were approximately $135,000 and $130,000  for each of the fiscal years 2014 and 2013 respectively, including fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. The audit fees in 2014 and 2013 include fees associated with the audit of management assessment of internal control over financial reporting, annual tax returns and audit of reports to OCS.

Audit-Related Fees

Brightman Almagor Zohar & Co. did not bill for any audit-related services in 2014 or 2013, except as included under the caption “Audit Fees”.

Tax Fees

Brightman Almagor Zohar & Co. did not bill the Company for any tax advice services for fiscal year 2014 or 2013.

All Other Fees

Other than the audit fees described above, other fees of Brightman Almagor Zohar & Co. were $1,000 for each of the fiscal years 2014 and 2013, and included services related to information technology.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of Brightman Almagor Zohar & Co. each year, the engagement is approved by the audit committee of the board of directors. The Company’s audit committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. In fiscal years 2014 and 2013, the Company’s audit committee approved all of the services provided by Brightman Almagor Zohar & Co.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In March 2014, we announced a $12 million repurchase program of the Company’s ordinary shares, which we plan to execute by the first half of 2015. Through February 3, 2015, we spent an aggregate of $6.7 million to repurchase 639,831 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)
May 2014	100,000	$11	100,000	$10,942
June 2014	4,100	$11	4,100	$10,896
July 2014	21,500	$10	21,500	$10,677
August 2014	278,500	$11	278,500	$7,723
October 2014	15,250	$10	15,250	$7,569
November 2014	136,161	$10	136,161	$6,142
December 2014	84,320	$10	84,320	$5,247

Item 16F. Changes in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on The NASDAQ Global Select Market. However, on December 17, 2014, our board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by two million shares, in connection of which, we have elected to follow home country practice rules which do not require the approval of our shareholders for such amendment rather than the applicable NASDAQ shareholder approval requirement.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-25.

Item 19. Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Nova Measuring Instruments LTD.

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments LTD. and subsidiaries (the "Company") as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nova Measuring Instruments LTD. and subsidiaries as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2015, expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Nova Measuring Instruments LTD.

We have audited the internal control over financial reporting of Nova Measuring Instruments LTD. and subsidiaries (the "Company") as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 25, 2015 expressed an unqualified opinion on those financial statements.

/S/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 25, 2015

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 1 4	2 0 1 3
CURRENT ASSETS
Cash and cash equivalents	$13,649	$17,542
Short-term interest-bearing bank deposits	107,289	79,552
Held for trading securities	1,995	-
Available for sale securities	-	1,845
Trade accounts receivable, net of allowance for doubtful accounts of $179 and $143, respectively	15,566	27,947
Inventories (Note 3)	16,107	18,118
Deferred income tax assets (Note 9)	142	137
Other current assets	2,928	3,922
TOTAL CURRENT ASSETS	157,676	149,063

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	750	750
Deferred income tax assets (Note 9)	1,654	33
Other long-term assets	169	197
Severance pay funds (Note 6)	1,580	1,852
	4,153	2,832

FIXED ASSETS, NET (Note 4)	11,450	10,382

TOTAL ASSETS	$173,279	$162,277

CURRENT LIABILITIES
Trade accounts payable	$11,568	$15,599
Deferred revenues	3,022	3,420
Other current liabilities (Note 5)	12,606	11,448
TOTAL CURRENT LIABILITIES	27,196	30,467

LONG-TERM LIABILITIES
Liability for employee severance pay (Note 6)	2,465	2,798
Deferred revenues	36	341
Other long-term liability	-	7
TOTAL LONG TERM LIABILITIES	2,501	3,146

COMMITMENTS AND CONTINGENCIES (Note 7)

TOTAL LIABILITIES	29,697	33,613

SHAREHOLDERS’ EQUITY (Note 8)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000
Shares 27,137,051 shares issued and outstanding at December 31, 2014 and 27,280,521 shares issued and outstanding at December 31, 2013	73	72
Additional paid-in capital	118,985	114,276
Accumulated other comprehensive income	(1,177)	541
Treasury shares	(6,726)	-
Accumulated profit	32,427	13,775
Total shareholders’ equity	143,582	128,664

Total liabilities and shareholders’ equity	$173,279	$162,277

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2

REVENUES:
Products	$92,208	$89,410	$77,212
Services	28,410	22,099	18,956
	120,618	111,509	96,168

COST OF REVENUES:
Products	39,784	37,765	31,734
Services	17,221	14,673	13,280
	57,005	52,438	45,014
GROSS PROFIT	63,613	59,071	51,154

OPERATING EXPENSES:

Research and Development expenses, net of participation by the Office of the Chief Scientist of $3,490, $1,470 and $1,679, respectively (Note 7a)	29,498	29,578	24,594
Sales and marketing expenses	12,747	11,963	11,998
General and administrative expenses	4,457	5,197	3,978
	46,702	46,738	40,570

OPERATING PROFIT	16,911	12,333	10,584

FINANCING INCOME, NET	563	693	1,368

INCOME BEFORE INCOME TAXES	17,474	13,026	11,952

INCOME TAXES EXPENSES (BENEFIT)	(1,178)	2,511	124

NET INCOME FOR THE YEAR	$18,652	$10,515	$11,828

NET INCOME PER SHARE:

Earnings per share:
Basic	$0.68	$0.39	$0.44

Diluted	$0.67	$0.38	$0.43

Shares used in calculation of earnings per share:
Basic	27,447	27,091	26,619

Diluted	27,807	27,373	27,277

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2

Net income for the year	$18,652	$10,515	$11,828

Other comprehensive income:
Increase (decrease) in fair market value of derivatives (Note 12)	(1,718)	92	851
Total comprehensive income for the year	$16,934	$10,607	$12,679

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(U.S. dollars in thousands)

				Accumulated
	Ordinary		Additional	other				Total
	Shares		Paid-in	Comprehensive	Treasury	Accumulated	Comprehensive	Shareholders’
	Number	Amount	Capital	Income (loss)	share	Profit (Deficit)	Income (loss)	Equity (loss)

Balance as of January 1, 2012	26,468	72	108,804	(402)	-	(8,568)		99,906
Employee share-based plans	132	(*)	259					259
Shares issued under employee share-based plans	82	(*)						-
Stock based compensation			1,927					1,927
Other comprehensive income				851			851	851
Net income for the year						11,828	11,828	11,828
Total comprehensive income							12,679	12,679
Balance as of December 31, 2012	26,682	72	110,990	449	-	3,260		114,771
Employee share-based plans	514	(*)	1,191					1,191
Shares issued under employee share-based plans	85	(*)						-
Stock based compensation			2,095					2,095
Other comprehensive income				92			92	92
Net income for the year						10,515	10,515	10,515
Total comprehensive income							10,607	10,607
Balance as of December 31, 2013	27,281	72	114,276	541	-	13,775		128,664
Employee share-based plans	474	1	2,585					2,586
Shares issued under employee share-based plans	22	(*)						-
Stock based compensation			2,124					2,124
Share repurchase	(640)				(6,726)			(6,726)
Other comprehensive income				(1,718)			(1,718)	(1,718)
Net income for the year						18,652	18,652	18,652
Total comprehensive income							16,934	16,934
Balance as of December 31, 2014	27,137	73	118,985	(1,177)	(6,726)	32,427		143,582

(*)	Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2

CASH FLOWS - OPERATING ACTIVITIES
Net income for the year	$18,652	$10,515	$11,828
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,951	3,522	2,783
Loss related to equipment and inventory damage	-	148	509
Amortization of deferred stock-based compensation	2,124	2,095	1,927
Loss on securities	175	-	-
Decrease (increase) in deferred income tax assets, net	(1,626)	1,898	694
Increase (decrease) in liability for employee termination benefits, net	(71)	17	(27)
Decrease (increase) in trade accounts receivables	12,381	(10,585)	(3,960)
Decrease (increase) in inventories	2,226	(1,783)	(10,513)
Decrease (increase) in other current and long term assets	408	(1,234)	(467)
Increase (decrease) in trade accounts payables and other long term liabilities	(4,038)	4,517	2,510
Increase in other current liabilities	64	3,054	283
Increase (decrease) in short and long term deferred revenues	(703)	(1,173)	2,151

Net cash provided by operating activities	33,543	10,991	7,718

CASH FLOWS - INVESTING ACTIVITIES
Increase in short-term interest-bearing bank deposits	(27,737)	(4,513)	(8,792)
Decrease (increase) in long-term interest-bearing bank deposits	-	(345)	140
Proceeds from (investments in) short-term available for sale securities	1,617	(1,845)	-
Proceeds from short-term held for maturity securities		-	1,582
Investments in short-term held for trading securities	(1,942)	-
Reimbursement from insurance claim	-	219	-
Purchases of fixed assets	(5,234)	(4,119)	(3,660)

Net cash used in investing activities	(33,296)	(10,603)	(10,730)

CASH FLOWS - FINANCING ACTIVITIES
Purchases of treasury shares	(6,726)	-	-
Shares issued under employee share-based plans	2,586	1,191	259
Net cash provided by (used in) financing activities	(4,140)	1,191	259

Increase (decrease) in cash and cash equivalents	(3,893)	1,579	(2,753)
Cash and cash equivalents - beginning of year	17,542	15,963	18,716

Cash and cash equivalents - end of year	$13,649	$17,542	$15,963

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

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

The Company has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, The Netherlands, Taiwan, Korea and Germany. The subsidiaries (the “subsidiaries”) are engaged in pre-sale activities and providing technical support to customers.

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

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

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

Held for Trading Securities
A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

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

Allocation of arrangement consideration among the separate units of accounting is based on their relative selling prices. The selling price for each unit of accounting is determined based on a selling price hierarchy using either vendor specific objective evidence (“VSOE”) of selling price, third party evidence of selling price (“TPE”) or the vendor’s best estimate of estimated selling price (“ESP”) for that deliverable. Use of the residual method is prohibited. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis.

The adoption of this standard did not have a material impact on the Company’s Consolidated Statements of Operations.

Revenues from Service contracts generally specify fixed payment amounts for periods longer than one month, and are recognized on a straight line basis over the term of the contract.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

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

Stock Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2 0 1 4	2 0 1 3	2 0 1 2
Risk-free interest rate	1.61%	1.35%	0.66%
Expected life of options	4.75 years	4.75 years	4.75 years
Expected volatility	45.29%	68.13%	87.86%
Expected dividend yield	0%	0%	0%

L.	Earnings per Share:

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share.” Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period, net of treasury shares. Diluted earnings per share reflect the potential dilutive effect of all convertible securities. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 526,381 in 2014,  939,366  in 2013 and  824,664 in 2012.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

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

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2     -   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued a new standard to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under U.S. generally accepted accounting principles. Under the new model, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective beginning in the first quarter of 2017; early adoption is prohibited. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company has not yet selected a transition method nor determined the impact of the new standard on its consolidated financial statements.

On June 19, 2014, the FASB issued ASU 2014-12 in response to the EITF consensus on Issue 13-D. The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. The ASU does not contain any new disclosure requirements. The ASU 2014-12 is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2015. An entity may apply the standards (1) prospectively to all share-based payment awards that are granted or modified on or after the effective date, or (2) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. Earlier application is permitted. The Company has not yet selected a transition method nor determined the impact of the new standard on its consolidated financial statements.

In November 2014, the FASB issued ASU 2014-16, the ASU states that a for hybrid financial instruments issued in the form of a share, an entity (an issuer or an investor) should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. That is, an entity should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract.  The ASU 2014-16 is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, and interim periods beginning after December 15, 2016. Early adoption, including adoption in an interim period, is permitted. If an entity early adopts the amendments in an interim period, any adjustments shall be reflected as of the beginning of the fiscal year that includes that interim period. The Company has not yet selected a transition method nor determined the impact of the new standard on its consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3     -   INVENTORIES

A.	Composition:

	As of December 31,
	2 0 1 4	2 0 1 3

Raw materials	$3,148	$2,032
Work in process	7,656	8,797
Finished goods	5,303	7,289
	$16,107	$18,118

B.	Including write-off of $1,554, $1,824, and $1,399 for 2014, 2013 and 2012 respectively, presented in the consolidated statements of operations.

NOTE 4     -   FIXED ASSETS, NET

	As of December 31,
	2 0 1 4	2 0 1 3
Cost:
Electronic equipment	$21,716	$18,193
Office furniture and equipment	1,159	1,126
Leasehold improvements	4,555	3,547
	27,430	22,866
Accumulated depreciation and amortization:
Electronic equipment	13,244	10,424
Office furniture and equipment	882	829
Leasehold improvements	1,854	1,231
	15,980	12,484

Net book value	$11,450	$10,382

NOTE 5     -   OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 1 4	2 0 1 3

Accrued salaries and fringe benefits	$6,905	$6,659
Accrued warranty costs (See B below)	2,356	2,402
Governmental institutions	1,431	1,783
Other	1,914	604
	$12,606	$11,448

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5    -   OTHER CURRENT LIABILITIES (Cont.)

B.	Accrued warranty costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2014 and 2013:

	As of December 31,
	2 0 1 4	2 0 1 3

Balance as of beginning of year	$2,402	$1,994
Services provided under warranty	(2,428)	(2,086)
Changes in provision	2,382	2,494
Balance as of end of year	$2,356	$2,402

NOTE 6    -    LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee’s most recent salary. The liability is partially covered through insurance policies purchased by the Company and deposits in a severance fund. Severance-pay expenses amounted to $6, $63 and $73 for the year 2014, 2013 and 2012, respectively.

NOTE 7     -   COMMITMENTS AND CONTINGENCIES

A.
The Company has received grants in the aggregate amount of $22,940 from the OCS, as participation of up to 60% of certain development costs. In consideration for such grants, the Company has undertaken to pay royalties amounting to 3%-3.5% of the net sales of products developed, directly or indirectly, from the projects financed, not to exceed 100% of the grants received. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. Royalty expense amounted to $1,019, $787, and $609 for the years 2014, 2013 and 2012, respectively. The balance of the contingent liability to the OCS as of December 31, 2014 was approximately $22,605 (December 31, 2013: $21,441).

B.	The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2020. The minimum rental payments are as follows:

Year

2015	$1,361
2016	$1,305
2017 - 2020	$4,794

Rental expense for the facilities amounted to $1,594, $1,344 and $1,388 for the year 2014, 2013 and 2012, respectively.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

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

B.	Share Repurchase:

On March 24, 2014, the Company announced a $12 million share repurchase program, which is planned to be executed by the first half of 2015.

Through December 31, 2014, the Company repurchased 639,831 ordinary shares for an aggregate amount of $ 6,726.

C.	Employee Incentive Plans:

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

Stock Options

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
Cost of Revenues:
Products	$375	$310	$305
Services	178	140	106
Research and Development expenses	870	881	923
Sales and Marketing expenses	446	576	497
General and Administration expenses	255	188	96
Total	$2,124	$2,095	$1,927

Stock options usually vest over four years and their term may not exceed 10 years. The exercise price of each option is usually the market price of the underlying share at the date of each grant.

Through December 31, 2014, 10,734,967 share options have been issued under the plans, of which 4,821,679 options have been exercised, 4,378,646 options have been cancelled, and 644,685 options were exercisable as of December 31, 2014.

The weighted average fair value (in dollars) of the options granted during 2014, 2013 and 2012, according to Black-Scholes option-pricing model, amounted to $4.31, $4.93 and $5.32 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8     -   SHAREHOLDERS’ EQUITY (Cont.)

C.	Employee Incentive Plans: (Cont.)

Summary of the status of the Company’s share option plans as of December 31, 2014, 2013 and 2012, as well as changes during each of the years then ended, is presented below:

	2 0 1 4		2 0 1 3		2 0 1 2
	Share	Weighted average exercise	Share	Weighted average exercise	Share	Weighted average exercise
	options	price	options	Price	options	price

Outstanding - beginning of year	1,707,702	7.48	1,844,347	5.75	1,575,814	4.84
Granted	392,879	10.77	383,537	8.87	452,494	7.98
Exercised	473,616	5.48	513,896	2.34	131,922	2.03
Cancelled	92,323	8.09	6,286	5.73	52,039	7.1
Outstanding - year end	1,534,642	8.9	1,707,702	7.48	1,844,347	5.75

Options exercisable at year-end	644,685	8.11	738,915	6.35	867,134	3.86

The following table summarizes information about share options outstanding as of December 31, 2014:

Outstanding as of				Exercisable as of
December 31, 2014				December 31, 2014
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(US dollars)		(in years)	(US dollars)		(US dollars)

0.93-1.25	19,983	4.37	1.23	19,983	1.23
4.20-6.70	79,298	4.80	5.96	70,531	5.89
7.40-7.91	288,577	4.63	7.81	163,166	7.80
8.38-8.89	609,882	4.81	8.61	296,413	8.51
9.04-9.58	62,989	5.15	9.07	15,429	9.07
10.08-11.67	473,913	5.94	10.73	79,163	10.80
	1,534,642			644,685

Unrecognized compensation expense

As of December 31, 2014, there was $1,877 of total unrecognized compensation cost related to non-vested employee options and $619 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8     -   SHAREHOLDERS’ EQUITY (Cont.)

C.	Employee Incentive Plans: (Cont.)

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's common stock on a one-for-one basis and vest 25% on each of the first, second, third and fourth anniversaries of the grant date and are not entitled to dividends or voting rights, if any, until they are vested. The fair value of the RSU awards is being recognized on a straight-line basis over vesting period. As of December 31, 2014, 451,647 RSU’s, had been issued, 343,718 RSU’s had been vested, 9,609 had been cancelled. As of December 31, 2013, 406,940 RSU’s, had been issued, 320,973 RSU’s had been vested, 5,442 had been cancelled. As of December 31, 2012, 346,619 RSU’s, had been issued, 236,224 RSU’s had been vested, 3,425 had been cancelled.

NOTE 9     -   INCOME TAXES

A.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986:

As a "foreign invested company" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986. Accordingly, its taxable income or loss is calculated in US Dollars.

B.	Law for the Encouragement of Capital Investments - 1959:

Part of the Company’s investment in equipment has received approvals in accordance with the Law for the Encouragement of Capital Investments, 1959 (“Approved Enterprise” status) in three separate investment plans. The Company has chosen to receive its benefits through the “Alternative Benefits” track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 4 years and for the second and third plans for a period of 2 years. Thereafter a reduced tax rate of 25% will be applicable for an additional period of up to 3 years for the first plan and 5 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. The first and second plan benefit periods have already expired. The benefit period of the third plan have commenced.

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

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9     -   INCOME TAXES (Cont.)

B.	Law for the Encouragement of Capital Investments - 1959 (cont.):

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

In 2008, the Company submitted a request to approve a new plan (fourth plan) as a Privileged Enterprise in accordance with the Amendment to the Investment Law.  The commencing year was 2010. The expected expiration year is 2021.

The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as the Company intends to reinvest any income derived from its Approved Enterprise program and not to distribute such income as a dividend. Accordingly, such earnings have been considered to be permanently reinvested.

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

In August 2013 "The Arrangements Law" (hereinafter - "the Law") was officially published. The following significant changes affecting taxation were approved:

1.
The tax rate on a company in Development area A, effective January 1, 2014 is 9% (instead of 7% in 2014 and 6% in 2015 and thereafter), and the tax rate for companies in all other areas will be 16% (instead of 12.5% in 2014 and 12% in 2015 and thereafter).

2.	The tax rate on dividend distributed, generated from "preferred income" or by a company that has an approved enterprise related to tourism increased effective January 1, 2014 from 15% to 20%.

Starting 2014, the Company has taxable income attributable to Approved Enterprise programs.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 1 4	2 0 1 3

Israel net operating loss carry-forwards (*)	$-	$19
Temporary differences relating to reserve and allowances	1,796	151

Net deferred tax asset	$1,796	$170

(*)       Deferred taxes were calculated based on effective tax rates.

Presentation in balance sheets:

	December 31,
	2 0 1 4	2 0 1 3

Current deferred income tax	$142	$137
Other long term assets	1,654	33
	$1,796	$170

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

The adjustment is made by a valuation allowance.

E.	Israel and International components of income profit before taxes

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2

Israel	$16,648	$11,788	$11,425
International	826	1,238	527
	$17,474	$13,026	$11,952

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9     -   INCOME TAXES (Cont.)

F.	Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2

Net income before taxes	$17,474	$13,026	$11,952
Statutory tax expenses	4,631	3,256	2,988
Effect of Approved Enterprise status	(8,639)	-	-
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – net	776	218	46
Different tax rates of deferred taxes	1,839	(1,344)	1,901
Deferred taxes on carryforward tax losses for which valuation allowance was provided	(39)	-	-
Effect of foreign operations taxed at various rates	(31)	96	-
Adjustments for previous years tax	-	261	-
Reinstate advances paid to tax authorities	-	-	(747)
Change in valuation allowance	42	-	(4,080)
Other	243	24	16
	(5,809)	(745)	(2,864)
Actual tax expense (benefit)	$(1,178)	$2,511	$124

G.	Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2014 due primarily to effect of Approved Enterprise status and for tax years 2013 and 2012  due primarily to its tax losses carry-forward.

H.	Tax Assessments:

The Company has either received final tax assessments or the applicable statute of limitations rules have become effective through tax year 2010. Two subsidiaries received final tax assessments through tax year 2012. The other subsidiaries did not receive final tax assessments since their incorporation.

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

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 1 4	2 0 1 3

Balance at the beginning of the year	$451	$255
Increase (decrease) related to prior year tax positions, net	(36)	24
Increase related to current year tax positions	236	172
Balance at the end of the year	$651	$451

J.	Income from other sources in Israel:

Income not eligible for benefits under the Approved Enterprise Law mentioned in A. above is taxed at the corporate tax rate of 26.5% in 2014 and 25% in 2013 and 2012.

NOTE 10   -  GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by geographic area (as percentage of total sales):

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	%	%	%
Taiwan, R.O.C.	45	52	52
USA	26	15	23
Korea	11	6	9
Singapore	3	5	6
China	4	6	3
Europe	9	13	6
Other	2	3	1
Total	100	100	100

B.	Sales by major customers (as percentage of total sales):

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2
	%	%	%

Customer A	4	4	7
Customer B	4	4	10
Customer C	36	44	41
Customer D	1	1	5
Customer E	9	5	6
Customer F	21	14	11
Others	25	28	20
Total	100	100	100

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10  -   GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

C.	Assets by location:

Substantially all fixed assets are located in Israel.

NOTE 11  -   TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2014 amounted to $247 (2013 - $208, 2012 - $204). The number of stock options granted to directors in 2014 amounted to 135,000.

NOTE 12  -   FINANCIAL INSTRUMENTS

A.	Hedging Activities:

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll expense) and forecast transactions which are expected to be denominated in New Israeli Shekel ("NIS").

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes.

The notional amounts of the hedging instruments as of December 31, 2014 and December 31, 2013 were $59,475, and $16,612 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2014 and December 31, 2013 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3
Derivatives designated as hedging instruments in cash flow hedge	$-	$541	$1,177	$-

The following table represents the balance of derivative instruments as of December 31, 2014 and 2013, and their impact on accumulated other comprehensive income (“OCI”) for the year ended December 31, 2014:

Balance at December 31,2013	$541
Amount of loss recognized in OCI	(1,844)
Amount of loss reclassified from OCI to income	126
Balance at December 31,2014	$(1,177)

The impact of derivative instrument on total operating expenses in the year ended December 31, 2014, 2013 and 2012 was:

	Year ended December 31,
	2 0 1 4	2 0 1 3	2 0 1 2

Gain (loss) on derivative instruments	$(126)	$1,181	$(116)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Eitan Oppenhaim
Eitan Oppenhaim
President and Chief Executive Officer

Date:  February 25, 2015

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

4.2	2007 Incentive Plan, as amended (filed herewith).
4.3
A form of amended Indemnification Letter Agreement between the Company and its present and future directors and officers (incorporated by reference to Appendix B to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2012).

4.4	Summary of lease agreements (incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2013).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2014).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Brightman Almagor & Co. (filed herewith).
101	Financial information from Nova Measuring Instruments Ltd’s Annual Report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language).