Form 20-F
period 2015-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2016-02-29
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,093,937 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2015.

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

TABLE OF CONTENTS

i

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

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to our anticipated sales, revenues and expenses in 2016, our expectations with respect to our business and operations and our ability to gain market share are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions and factors related to the conditions of the global markets and the global economy. Various other factors that could cause our actual results to differ materially are set forth in “Item 3D. Risk Factors” in this annual report on Form 20-F and elsewhere herein.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.          Selected Financial Data

The following selected consolidated financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and December 31, 2011 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$102,828	$96,168	$111,509	$120,618	$148,514
Cost of revenues	44,832	45,014	52,438	57,005	71,434
Gross profit	57,996	51,154	59,071	63,613	77,080
Operating expenses:
Research and development expenses, net	18,677	24,594	29,578	29,498	39,703
Sales and marketing expenses	11,373	11,998	11,963	12,747	15,967
General and administrative expenses	3,229	3,978	5,197	4,457	8,511
Amortization of intangible assets					1,318
Total operating expenses	33,279	40,570	46,738	46,702	65,499
Operating profit	24,717	10,584	12,333	16,911	11,581
Financing income, net	901	1,368	693	563	643
Income before income taxes	25,618	11,952	13,026	17,474	12,224
Income taxes expenses (benefit)	(2,500)	124	2,511	(1,178)	(3,501)
Net income for the year	$28,118	$11,828	$10,515	$18,652	$15,725

Earnings per share:
Basic	$1.07	$0.44	$0.39	$0.68	$0.58
Diluted	$1.04	$0.43	$0.38	$0.67	$0.57
Shares used in calculation of net earnings per share:
Basic	26,232	26,619	27,091	27,447	27,185
Diluted	26,931	27,277	27,373	27,807	27,510

	December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated Balance Data:
Working capital	94,669	106,298	118,596	130,480	112,819
Total assets	122,947	142,044	162,277	173,279	207,269
Capital stock (including additional paid-in capital)	108,710	111,062	114,348	119,058	113,022
Shareholders’ equity	99,906	114,771	128,664	143,582	161,060

3B.          Capitalization and Indebtedness

Not applicable.

3C.          Reasons for the Offer and Use of Proceeds

Not applicable.

3D.          Risk Factors

Risks Related to Our Business and Our Industry

Because substantially most of our current sales are dependent on three specific product lines, factors that adversely affect the pricing and demand for these product lines could substantially reduce our sales.

We are currently dependent on three process control product lines. We expect revenues from these product lines to continue to account for a substantial portion of our revenues in the coming years. As a result, factors adversely affecting the pricing of, or demand for, these product lines, such as competition and technological change, could significantly reduce our sales.

We depend on a small number of large customers, and the loss of one or more of them could significantly lower our revenues.

Like our peers serving the semiconductor market, our customer base is highly concentrated among a limited number of large customers. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered to be our major customers and the percentage of our revenue represented by each major customer may vary from period to period. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. For example, it is possible that any of our major customers could terminate its purchasing relationship with us or significantly reduce or delay the amount of our products that it orders, purchase products from our competitors, or develop its own products internally. The loss of any one of our major customers would adversely affect our revenues. Furthermore, if any of our customers become insolvent or have difficulties meeting their financial obligations to us for any reason, we may suffer losses. For more information regarding our sales by major customers as percentage of our total sales, see Note 11 to our consolidated financial statements contained elsewhere in this report.

The markets we target are cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

The semiconductor capital equipment market and industries, which are cyclical, experienced a steep downturns and upturns between the years 2008 and 2011. Since 2012 we have seen a more stable overall capital investment patterns, yet we cannot predict the length and strength of potential future downturns or expansions.

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

We depend on Process Equipment Manufacturers (“PEMs”) for sales of our integrated metrology systems, and the loss of PEMs as business partners could harm our business.

We believe that sales of integrated metrology systems will continue to be an important source of our revenues. Sales of our integrated metrology systems depend upon the ability of PEMs to sell semiconductor equipment products that are able to integrate with our metrology systems. If our PEMs are unable to sell such products, if they choose to focus their attention on products that do not integrate our systems, or if they choose to develop their own metrology solutions, our business could suffer. If we were to lose our PEMs as business partners for any reason, our inability to realize sales from integrated metrology systems could significantly harm our business. In addition, we may not be able to develop or market new integrated metrology products, which could slow or prevent our growth.

Some of our commercial agreements with PEMs and customers may include exclusivity provisions. Such exclusivity obligations may prevent us from engaging in certain business relationships with third parties, and thus may affect our ability to introduce new products into relevant markets.

Some of our commercial agreements with PEMs and customers may include exclusivity provisions, which prevent us from engaging in certain business relationships with third parties. These exclusivity obligations are normally used as a tool to promote the development and the penetration of innovative new products, and are usually limited in terms of scope and length. When considering whether to enter into any such exclusivity arrangements, we usually take into the consideration the terms of the exclusivity (e.g., length and scope), the expected benefit to the Company, and the risks and limitations associated with such exclusivity undertakings. Exclusivity obligations relating to our technology and products may affect our ability to commercialize our products, engage in potentially beneficial business relationships with third parties, or introduce new products into relevant markets, which could slow or prevent our growth.

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

Since the year 2009, we have been able to demonstrate continued profitability, yet since our inception in 1993, we have had several years of losses and we may incur net losses in future years as well. We plan to increase our aggregate operating expenses in 2016 relative to 2015. However, our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover the increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown.

Our dependence on a single manufacturing facility per product line magnifies the risk of an interruption in our production capabilities.

We have one manufacturing facility for our Optical CD product lines, which is located in Weizman Science Park, Ness-Ziona-Rehovot, Israel, and one manufacturing facility for our XPS product line, which is located in Santa Clara, CA, US (the "Manufacturing Facilities"). Although we adopted a disaster recovery plan, any event affecting any of our Manufacturing Facilities, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

Our lease agreements for our Manufacturing Facilities include provisions that exempt the landlord and others from liability for damages to our Manufacturing Facilities.

Pursuant to our lease agreements for our Manufacturing Facilities (one of which is also our headquarters), the landlord and anyone on its behalf, and additional tenants are exempt from any liability for direct or consequential damages to our Manufacturing Facilities, except in the event of willful misconduct. While we have obtained insurance policies against certain damages, the aforementioned exemption of liability could compromise our ability to recover the full amount of such damages, and consequently we may incur substantial costs upon the occurrence of such damages.

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

Our quarterly operating results within a specific year have fluctuated significantly in the past. We expect this trend to continue. A principal reason is that we derive a substantial portion of our revenue from the sale of a relatively small number of systems to a relatively small number of customers. As a result, our revenues and results of operations for any given quarter may decrease due to factors relating to the timing of orders, the timing of shipments of systems, and the timing of recognizing these revenues. Furthermore, our quarterly results are affected by the cyclical nature of the semiconductor capital equipment market and industries.

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

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics Inc., KLA-Tencor Corp. (which recently announced its planned merger with Lam Research Inc., another competitor of ours) and Rudolph Technologies, Inc. which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with PEMs, such as ASML Holdings N.V., Applied Materials Inc. and Lam Research Inc., which develop in-situ sensors and metrology products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

We believe that the semiconductor capital equipment market is undergoing consolidation. A number of process control suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies, Inc. acquired August Technologies, Inc., in 2006 Nanometrics acquired Soluris, Inc. and Accent Technologies, Inc., in 2007 KLA-Tencor Corp. acquired Therma-Wave, Inc. and Nanometrics acquired Tevet Ltd., and in 2011 Nanometrics acquired Nanda Technologies. In addition, in the recent two years a major consolidation has occurred in the process equipment manufacturers segment, such as Applied Materials Inc. acquiring Varian Semiconductor Equipment Associates, Lam Research Corporation acquiring Novellus Systems Inc., and recently Lam Research Corporation announced its planned merger with KLA-Tencor Corp. We believe that similar acquisitions and business combinations involving our competitors, our customers and the PMEs may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer services, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and/or customers could jeopardize our competitive position.

We may not be successful in our efforts to complete and integrate current and/or future acquisitions, which could disrupt our current business activities and adversely affect our results of operations or future growth.

Any acquisition may involve many risks, including the risks of:

•	diverting management’s attention and other resources from our ongoing business concerns;

•	entering markets in which we have no direct prior experience;

•	improperly evaluating new services, products and markets;

•	being unable to maintain uniform standards, controls, procedures and policies;

•	failing to comply with governmental requirements pertaining to acquisitions of local companies or assets by foreign entities;

•	being unable to integrate new technologies or personnel;

•	incurring the expenses of any undisclosed or potential liabilities; and

•	the departure of key management and employees.

If we are unable to successfully complete future acquisitions or to effectively integrate our current acquisition of ReVera or future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure you that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. The integration of ReVera operations is still an ongoing process and, as of the date of this annual report on Form 20-F, we cannot assure you that such process will be completed without encountering difficulties. Further, in certain cases, mergers and acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business. As of the date of this annual report on Form 20-F, we are not aware of any pending proceedings as such in connection with the acquisition of ReVera.

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

In addition, such contracts and arrangements may include non-limited liability provisions for infringement of a third party’s intellectual property rights in connection with our products.

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

Sales of our systems depend, in significant part, upon our customers adding new manufacturing capacity or expanding existing manufacturing capacity, both of which involve a significant capital commitment. We may experience delays in finalizing sales following initial system qualification while a customer evaluates and approves an initial purchase of our systems. In general, for new customers or applications, our normal sales cycle takes between six (6) to twelve (12) months to complete. During this time, we may expend substantial funds and management effort, but fail to make any sales. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which we have limited control.

Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property would harm our competitive position.

As of December 31, 2015, we have been granted more than 125 U.S. patents and have about 39 U.S. patent applications pending including US provisional patent applications. In addition, we have been granted about 65 non-U.S. patents and more than 69 non-U.S. patent applications pending.

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

The Securities and Exchange Commission requires certain disclosure by companies that use conflict minerals in their products, with substantial supply chain verification requirements in the event that the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These rules and verification requirements may impose additional costs on us and on our suppliers, and limit the sources or increase the prices of materials used in our products. Among other things, this rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of components that are incorporated into our products. In addition, the number of suppliers who provide conflict-free minerals may be limited, and there may be material costs associated with complying with the disclosure requirements, such as costs related to the process of determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. We may not be able to sufficiently verify the origins of the relevant minerals used in components manufactured by third parties through the procedures that we implement, and we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so. While we have created processes and procedures designed to enable compliance to these rules, if in the future we are unable to certify that our products are conflict free, we may face challenges with our customers, which could place us at a competitive disadvantage and harm our reputation. In addition, because Securities and Exchange Commission rules allow an issuer to delay reporting on an acquired company's products until the first calendar year that begins no sooner than eight months after the effective date of the acquisition, products of ReVera, which was acquired on April 2, 2015, would be included for the first time in the Form SD to be filed for calendar year 2016 (to be filed in 2017).

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

We may be affected by instability in the global economy, including the European and Chinese economic and financial turmoil.

Instability in the global credit markets, including the European economic and financial turmoil related to sovereign debt issues in certain countries, the instability in the Chinese economy with its global effect, the instability in the geopolitical environment in many parts of the world and other disruptions, such as changes in energy costs, may continue to put pressure on global economic conditions. The world has recently experienced a global macroeconomic downturn, and if global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, operating results, and financial condition.

Because we derive a significant portion of our revenues from sales in Asia, our sales could be hurt by the recent instability of Asian economies.

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

To the best of our knowledge, approximately 45% of our outstanding ordinary shares are cumulatively held by six of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this annual report on Form 20-F.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2015, more than 90% of our cash reserves were invested in bank institutions, and more than 40% was invested in one institution. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404 (in accordance with the guidance issued by the Securities and Exchange Commission which permit companies to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred, our management’s evaluation of internal control over financial reporting excluded the internal control activities of ReVera, which we acquired in April 2015). While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2015, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2015, the U.S. dollar revaluated against the NIS by 0.3%, after revaluated by approximately 4.5% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

We participate in government programs under which we receive grants and tax benefits. These programs impose restrictions on our ability to use the technologies developed under these programs. In addition, the reduction or termination of these programs would increase our costs and/or our effective tax rate. We are also subject to certain limitations related to the repatriation of funds that benefited from the tax holiday under the Approved and Benefited Enterprises regimes. The distribution or deemed distribution of such funds may be subject to recapture provisions under which we will be subject to the corporate tax that we were initially exempt from.

        Government Programs. We receive royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or OCS, for the financing of certain of our research and development programs that meet specified criteria. In addition, we are currently participating in intellectual property consortiums in Europe, mainly in order to be able to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint programs with the OCS and the European Research Area. To maintain our eligibility for these programs, we must continue to meet certain conditions, including paying royalties related to grants received. Some of these programs also restrict our ability to manufacture particular products and transfer particular technology, which were developed as part of the OCS's programs outside of Israel. The restrictions associated with receiving such OCS's grants may require us to obtain approval of the research and development committee nominated by the OCS for certain actions and transactions and pay additional royalties to the OCS. Such approval may be given only if the recipient abides by all the provisions of the law and related regulations. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted. In addition, if we fail to comply with certain restrictions associated with receiving such OCS's grants, we may be subject to criminal charges.

Approved and Benefited Enterprises Regimes. In addition to the above mentioned grants, we are also eligible to receive tax benefits under Israeli law for capital investments that are designated as “approved enterprises”. While we believe that we meet the statutory conditions to entitle us to such benefits there can be no assurance that the tax authorities in Israel will concur. Should it be determined that we have not, or do not meet such conditions, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. Moreover, as certain tax benefits for Approved Enterprises are granted for a period of between two (2) to ten (10) years, starting from the first year the company derives taxable income under the Approved Enterprise program. Any adjustment to our taxable income resulting from a tax audit for a certain tax year or several tax years, may change the periods in which benefits are granted for and may result in increasing our tax expenses. From time to time, we submit requests for expansion of our approved enterprise programs. These requests might not be approved.

It should be noted that the Israeli government may reduce or eliminate the above mentioned benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations. In addition, if we increase our activities outside Israel due to, for example, future acquisitions or outsourcing of manufacturing or development activities, these activities generally will not be eligible for inclusion in Israeli grants or tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future and our grants might be reduced.

Our effective tax rate could be materially affected by several factors including, among others, changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates, changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions.

We conduct business globally and file income tax returns in multiple jurisdictions. We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. Any applicable transfer pricing rules, require that any international transaction involving associated enterprises be on arm’s-length terms. We consider the transactions among our subsidiaries to be on arm’s-length terms. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment, including as a result of a determination that the transfer prices and terms we have applied are not appropriate, such an adjustment could have a negative impact on our financial results.

Any shareholder with a cause of action against us as a result of buying, selling or holding our ordinary shares may have difficulty asserting a claim under U.S. securities laws or enforcing a U.S. judgment against us or our officers, directors or Israeli auditors.

We are organized under the laws of the State of Israel, and we maintain most of our operations in Israel. Most of our officers and directors as well as our Israeli auditors reside outside of the United States and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, if you wish to enforce a judgment obtained in the United States against us, or our officers, directors and auditors, you will probably have to file a claim in an Israeli court. Additionally, you might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. We have been advised by our Israeli counsel that Israeli courts generally enforce a final executory judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. However, payment in the local currency of the country where the foreign judgment was given will be acceptable, subject to applicable foreign currency restrictions.

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

We believe that in 2015 we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2015. Absent one of the elections described above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2016. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the current fiscal year ending on December 31, 2016, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.”

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

In February 2010, we successfully completed an underwritten public follow-on offering in which we received approximately $17.0 million in net proceeds.

In March 2014, we announced a $12 million share repurchase program, which we plan to execute by the first half of 2016.

In April 2015, we acquired ReVera Inc. or ReVera, a privately held company headquartered in Santa Clara, California, which develops, manufactures and sells stand-alone metrology tools for measurements of thin-films and composition applications in the semiconductor industry.

We currently have seven direct and indirect fully owned subsidiaries in the U.S., Japan, Taiwan, Korea, Germany and the Netherlands.

Our headquarter office is located in Israel at the Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona. Our telephone number at our main office is +1-972-73-229-5600.

4.B          Business Overview

We deliver continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, our products deliver state of the art, high performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Our holistic approach and complete suite of products, which combines high-precision hardware and cutting-edge software, support the development and production of the most advanced devices in today’s high-end semiconductor market.

We offer in-line Optical and x-ray stand-alone metrology systems, as well as integrated optical metrology systems, which are attached directly to wafer fabrication process equipment. Our metrology product portfolio combined with Nova’s modeling software, aim to deliver unique measurement solutions to measure the most advanced semiconductor technology nodes. Our suit of products are designed to deliver a holistic solution while demonstrating high performance and fast time to solution. Our metrology systems measure various film thickness and composition properties as well as critical-dimension (CD) variables during various front-end and back-end of line steps in the semiconductor wafer fabrication process, allowing semiconductor manufacturers to improve quality, productivity and yields, lower manufacturing costs and increase profitability. We supply our metrology solutions to major semiconductor manufacturers worldwide, and are recognized for excellence since our first system was installed in 1995.

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

In April 2015, through the acquisition of ReVera, we expanded our technology base. The foregoing technology added a unique capability to our product portfolio, allowing us to measure ultra-thin film thickness and composition for critical wafer fabrication steps. We believe that the combination of ReVera’s XPS/XRF technology and Nova’s dimensional Holistic FAB-Wide Solution, creates a compelling and unique portfolio for the measurement of film, composition, material properties and critical-dimension (CD) variables, which address today’s growing challenges associated with the transition to advanced nodes in the semiconductor segments.

Demand for metrology systems is driven by capital equipment spending by semiconductor manufacturers, which in turn are driven by worldwide demand for semiconductor devices and technological transition processes, which are required from these devices for the most advanced high end applications. Industry data indicates that through the years worldwide demand for semiconductors has been growing. We believe that this growth in demand will continue to generate demand for process control equipment, including metrology systems, as semiconductor manufacturers invest in technology and capacity expansion. We also believe that demand for metrology systems will be driven by the increasing cost of semiconductor manufacturing and by the requirements of semiconductor manufacturers for better control of process equipment. Finally, demand for metrology is strongly driven by technology challenges. The growing investment in advanced technology nodes and device structures introduces growing complexity and new challenges. Scaling limits and technology progress are continuously pushed in order to improve cost and gain competitive advantage. These fundamental elements create favorable market conditions for metrology growth where more process steps are needed, new novel materials are introduced and innovative structures and packaging solutions are incorporated. We believe that all the above market conditions set favorable business environment for growth.

Our Market

Semiconductor Industry and the Metrology Market

The increased use of semiconductors has been accompanied by an increase in their complexity. Due to the creation of new applications and markets for semiconductors, suppliers and manufacturers are faced with an increasing demand for new products that provide greater functionality and higher performance at lower prices. As a result, many new complex materials, structures and processes are being introduced into semiconductor manufacturing ecosystem. Such materials include, among others, copper, low-k and high-k dielectrics, silicon-on-insulator, silicon-germanium, III-V, strained silicon and raised source/drain. Manufacturers have transitioned in the past years toward 300 mm silicon wafers (from 200 mm silicon wafers). While 300 mm wafers can yield up to twice as many integrated circuits than 200 mm wafers, they also create new manufacturing challenges. For example, because 300 mm wafers can bend or bow more than twice than the 200 mm wafers, they are more susceptible to damage. The larger area of 300 mm wafers also makes it more difficult to maintain film uniformity across the entire wafer. The phenomena is expected to become even more challenging as the semiconductor industry considers a move to 450 mm production in the future (currently on hold due to questions on cost effectiveness). Semiconductors also continue to move toward smaller feature sizes and more complex structures such as 3D FinFET transistors, GAA (Get All Around), 3D-NAND and emerging memory structures. The growing complexity of semiconductor devices increase the complexity and the costs of the semiconductor manufacturing process, which has also been a driver for the growing demand for metrology systems.

The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983 and may reach up to $5 billion in 2016 for building mega fab facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a pace greater than the overall process equipment market since the challenges of meeting process design goals will become increasingly difficult such that process control equipment will consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

Many of the manufacturing steps involve the controlled application or removal of layers of materials to or from the wafer. The application of materials to the wafer, known as deposition, involves the layering of extremely thin films of electrically insulating, conducting or semi-conducting materials. These layers can range from one-thousandth to less than one-hundred-thousandth of a millimeter in thickness and create electrically active regions on the wafer and its surface. A wide range of materials and deposition processes are used to build up thin film layers on wafers to achieve specific performance characteristics. One of the principal methods of thin film layer deposition is chemical vapor deposition (CVD). In CVD, a chemical is introduced into the chamber where the wafer is being processed and is deposited using heat and a chemical reaction to form a layer of solid material on the surface of the silicon wafer. Although CVD equipment represents the largest equipment type, there are more segments in the thin-layer deposition equipment market as epitaxy, physical vapor deposition (PVD) and atomic layer deposition (ALD). Currently the ALD represents the fastest growing equipment category. Metrology systems monitor the thickness and uniformity of thin film layers during the deposition process.

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

Process Control Requirement

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

The Need for Effective Process Control Tools

A number of technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control solutions. These trends include:

•
Development of Smaller Semiconductor Features. The development of smaller features, now as small as 16nm in production and 10nm in R&D, enables semiconductor manufacturers to produce larger numbers of circuits per wafer and to achieve higher circuit performance. As feature geometries decrease, manufacturing yields become increasingly sensitive to processing deviations and defects, as more integrated circuits are lost with every discarded wafer. In addition, the increased complexity and number of layers of the integrated circuits increase the chance of error during the manufacturing of the wafer.

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

•
New Materials. Copper metal layers continue to be the key material for the back end of line for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. The Industry is continuously searching directions to reduce the effective K of the low K materials and to reduce the barrier thickness and material types. These changes require new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry. In addition, in order to overcome limitations in the continued shrink of transistor dimensions, leading edge integrated circuit manufacturers are introducing new materials in the transistor gate stack. The adoption of high-k dielectrics is a key element for gate control in the most advanced technology nodes of 28nm, 20nm and 14nm currently in production, while R&D work to implement the next gate control material being done with III-IV materials. These new materials, combined with metal layers, require new processing and metrology equipment in the atom level and thus represent a challenging development for the semiconductor manufacturing industry.

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

•
Growing of Foundry Manufacturing. As a result of the rising investment needed for semiconductor process development and production as well as the proliferation of different types of semiconductors, semiconductor manufacturing is increasingly being outsourced to large semiconductor contract manufacturers, or foundries. A foundry typically runs several different processes and makes hundreds to thousands of different semiconductor product types in one facility, making the maintenance of a constant high production yield and overall equipment efficiency more difficult to achieve. This trend of shifting to foundries for manufacturing needs has progressed even further during recent years. The challenges associated with foundry in the following years relate to aspects such as: shortening the time to market, reducing costs and monitoring process complexity.

•
Advanced Memory Manufacturing. As a result of recent years progress, the NAND market is entering a critical transition phase as NAND technology shifts from traditional 2D planar structures to 3D structures where 2D NAND flash is reaching its practical limit for cost-per-bit reductions and thus major cost reductions in the future will come from the shifting to 3D NAND structures.

In order to address the increasing costs associated with these trends, we believe semiconductor manufacturers must enhance manufacturing productivity. One way to enhance productivity is through improvements in process control, with a greater emphasis on metrology as part of process control. As part of this emphasis on metrology, manufacturers are taking more measurements to characterize each step of the semiconductor manufacturing process, new and enhanced measurement techniques are being used to provide meaningful data and the data provided is being used in new ways to enhance the manufacturing process. We believe that the demand for advanced process control systems that address the evolving needs of semiconductor manufacturers will continue to drive the growth in the market for process control systems and that the demand for metrology will be even higher as a result of the short time cycle of each technology and the need to fast ramp from R&D to production.

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

The World Economy – Update

Gartner Inc. forecasts the world GDP to grow by 2.9% in 2016 compared to an estimated increase of 2.6% in 2015, and forecasts the U.S. GDP to grow by 2.9% in 2016.

Gartner Inc. forecasts semiconductor revenues to increase by 1.9% in 2016, compared to a decrease of 1.9% in 2015. In addition, Gartner Inc. forecasts WFE sales in 2016 to decrease by 2.5% following an estimated decrease of 0.1% in 2015.

According to research reports, future demand drivers for semiconductors include Smartphones, Solid State Drives (SSD), internet-of-things and other electronic equipment.

Expected Equipment Spending in 2016

We believe that over capital spending and Wafer-Fab-Equipment in 2016 is expected to be flat or to slight decline compared to 2015. By the main customer segments we expect that the key investment trends will be as follow:

1.
Foundry spending is expected to be flat over 2016 with investment targeting 10nm pilot lines and production ramp starting in the second half of 2016, and potential moderate expansions in 28/16/14nm production lines.

2.	NAND/Flash is expected to continue its growth driven by ramp of 3D-NAND.

3.	DRAM investment is expected to decline as the market shifts to oversupply.

In the metrology segment we note some positive signs for investment growth, driven by an increase in complexity and overall process steps. We believe the growth is a result of the use of multi-patterning techniques in leading edge technologies, which increases the number of measurement steps, and requires advanced metrology solutions. We also believe this can generate growth opportunities for our optical CD integrated and stand-alone product lines as well as for our X-Ray products.

The Nova Approach

Optical CD Integrated Metrology

As development cycles are becoming shorter, fabrication processes are becoming less stable and call for tight process control schemes that is closer to the actual process step and produce wafer to wafer variation control. Nova’s approach is to lead the industry with solutions that can enable effective and accurate measurements in non-ideal process conditions. Our integrated metrology systems provide semiconductor manufacturers with effective and efficient process control by measuring wafers and their properties immediately after the process, without removing the wafer from the process equipment. All our products use our patented measuring methods that enable us to produce optical measuring systems that are small enough to be incorporated directly inside many types of equipment used in semiconductor processing. Integrated systems measure the wafer within the actual process environment, reducing labor and wafer handling as well as the risk of contamination of or damage to the wafer. In addition, we believe that our systems deliver significant increases in overall equipment efficiency through advanced process control, along with improving wafer-to-wafer uniformity, all with minimal operator intervention.

We provide our customers with flexible integrated process control solutions by offering systems that meet thin film as well as Optical CD measurement needs in critical applications in the wafer fabrication process. Our integrated process control platform can be deployed in multiple processes and applications of semiconductor manufacturing cycle.

We believe that our integrated metrology systems can provide several important advantages to semiconductor manufacturers, enabling them to:

•
utilize the process equipment wafer handling mechanism to allow measurement of the sample wafers while processing other wafers and avoid the need for the costly additional wafer handling required by stand-alone metrology systems;

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

We believe that as semiconductor manufacturers demand greater efficiency from their manufacturing equipment, process equipment manufacturers will increasingly seek to offer their customers integrated metrology in their tools to lower costs and increase overall efficiency. We believe the drive toward more efficient manufacturing operations in the face of increasing complexity and cost will continue the trend of adopting integrated metrology solutions such as those we offer to multiple processes.

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

Optical CD Stand-Alone Metrology

As stated above, we pioneered the area of integrated metrology and to-date revenues from that product continue to represent the larger portion of our overall revenues. With the adoption of our technology and the formation of long standing relationships with leading customers, we have come to realize that our technology can be extended beyond integrated metrology into areas such as stand-alone metrology. Accordingly, in the past few years we developed stand-alone metrology tools to perform measurements similar to those performed by our integrated metrology tools. The expression “stand-alone metrology” generically describes free standing metrology equipment which is located in line, i.e., next to the processing equipment and receives cassettes or FOUP of wafers to allow sampling of a few or several wafers from each cassette it receives. There are several types of stand-alone metrology tools each of which performs a distinct type of measurement, e.g., defect inspection, electrical performance, microscopic analysis, cross sections, etc. Our specific focus is in the area of optical CD measurement which is generally utilized in order to characterize critical dimensions on a wafer, their width, shape and profile. This technology is utilized today in several areas of the fab such as photolithography, etch, CMP, deposition, etc. The key advantage offered by this technique is that it provides visualization of the full cross-section-like profile of the structure, while remaining non-destructive and extremely fast with very high accuracy and repeatability. Adding stand-alone metrology to our product portfolio has allowed us to expand our reach into more areas of the fab.

We introduced this concept in 2006 and were successful in penetrating several major accounts since then, allowing us to see a significant increase in our overall customer base and revenues with the stand-alone products. With the introduction of stand-alone metrology, we have expanded our addressable markets and are now able to provide metrology solutions for four of the five critical manufacturing steps, as opposed to the one or two we were previously able to provide, when our product offering was limited to integrated tools only.

Modeling and Software Solutions

The integrated and stand-alone products are combined with the NovaMARS modeling engine to create Nova’s metrology holistic solution. NovaMARS is our modeling and application development software that enables complex 2D, 3D and in-die measurements with high accuracy and fast time-to-solution. Over the past several years we have leveraged our advanced modeling know-how to create unique solutions that address industry growing process challenges. Furthermore, we are continuously exploring new methods to deliver superior process control solutions that leverage our advanced modeling engines. In addition to our modeling software solutions, we have introduced the fleet management software which is Nova solution for managing large fleets of metrology tools to deliver high productivity and operational efficiency in high volume production environment of foundry and memory customers. The fleet management solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova’s fleet of systems and is designed to address the needs and working methodologies of metrology and process engineers in the fab.

InSitu Measurement

Taking advantage of our extensive and unique experience in advanced modeling and real-time optical integrated measurements, we have introduced the NovaRPM solution – a real time profile monitoring system enabling in-situ process control. The NovaRPM system receives spectral information from an in-situ process tool sensor, interprets the spectra in real-time and extracts information such as depth, CD, and profile information that provides real-time data and trends on critical parameters. The profile changes are used by automated process control (APC) software to control the process. This unique capability to track target parameters in real-time enables reducing the process tool instability, incoming wafer variability and tool-to-tool variability.

Materials and TF Measurements

The growing usage of complex materials in advanced FinFET logic, DRAM and flash memory technology nodes has increased the demand for metrology solutions that can measure composition and film thickness with high precision and accuracy in recent years. ReVera, a Nova company, has pioneered the materials metrology segment with products that utilize x-ray photoelectron spectroscopy (XPS), a powerful technology that has been optimized to provide the automation, speed and reliability required in today’s advanced semiconductor production environment. XPS is uniquely suited for the move to thinner films and smaller features, while improving the performance at each new technology node. ReVera’s products are used by logic and memory device manufacturers worldwide to measure, monitor and control critical device layers in high-volume production and to enable rapid development and control of complex, new processes.  ReVera products set the standard for High K – Metal Gate, tunnel oxide and capacitor film metrology.

Hybrid and Technology Synergies

As part of our holistic metrology approach that uses additional sources and channels of information to optimize the metrology performance, we have introduced hybrid metrology. Hybrid metrology combines measurements from multiple metrology toolset types in order to enable or improve the measurement of one or more critical parameters required for process control of advanced devices, materials and architectures. In the hybrid ecosystem, two or more toolsets measure the same or similar targets. The data from one toolset helps reducing the model degrees of freedom of the other toolset (typically Optical metrology) resulting in improved performance of the combined measurement in compare of that of any of the individual toolsets. Nova’s hybrid metrology solution is implemented in production in advanced technology nodes and is available with multiple metrology toolsets including CD SEM and x-ray Photoelectron Spectroscopy (XPS) technologies.

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

Following the acquisition of ReVera in April 2015, we have expanded our capabilities beyond dimensional metrology in the measurement of material composition and areal density of films down to sub-atomic thickness.  These stand-alone products address issues in transistor gate dielectrics, work function adjustment materials, DRAM capacitor dielectrics, and VNAND cell fabrication.

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

•
Dark Field Spectral Reflectometry - In order to further increase the variety of independent channels, we implemented measurement schemes based on the notion of dark-field (DF) detection. In DF measurements, the optical system is designed so that light going through 'simple' reflection from the sample is blocked before detection. Dark field spectral reflectometry is currently implemented in Nova’s V2600 for measurements of Through-Silicon-Via (TSV). In order to isolate and highlight the signal related to reflection from TSV side walls, we implemented a dark-field method by which all light specularly reflected from the wafer top surface is blocked, and only light that has entered the via is collected for analysis. This method is beneficial for the characterization of the TSV profile, allowing sensitivity to the via side walls and bottom characteristics. In addition, we have extended the usage of DSR measurement channels in the newly HelioSense™100 to enhance its ability to measure critical parameters for tighter process control in the most advanced node that use multi-patterning process techniques in Logic, Flash and DRAM.

•
Imaging and Image Processing.  One of Nova's key core technologies is high-end optical imaging. As part of this specialty, Nova has implemented advanced image processing algorithms, sophisticated navigational channels, and robust pattern recognition capabilities, in its tools.

•
Computational Modeling for Electromagnetic and Optical Systems. Our MARS multi-channel metrology modeling suite is capable of providing modeling solutions for the most advanced 3D structures in semiconductor manufacturing. It is a complete modeling and application development solution designed to provide high accuracy in short time to solution and is coupled with Nova advanced computation hardware.

•
X-ray Photoelectron Spectroscopy.  Our XPS systems measure the material composition, bonding states, and thicknesses of thin (<10nm) film stacks.  The primary application is monitoring of the transistor gates in integrated circuits. Through XRS we have also gained expertise in charged particle optics technologies

•
X-ray Fluorescence.  We have added XRF capability to our Veraflex III XPS tool.  The combination of XPS and XRF allows measurement of composition and thickness at greater depths than provided by XPS alone.  Compared to conventional XRF systems, our vacuum-based XRF system offers superior detection of elements of low atomic number, and smaller measurement areas.

•	Lab to Fab - Nova now has the experience, capability and know-how to transform traditional analytical laboratory instrumentation into high volume, high productivity production tools.

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

Through the acquisition of ReVera, Nova has gained market leadership in x-ray technologies, and is the sole provider of XPS technology to semiconductor high volume manufacturing customers.

Products

Our product portfolio includes a complete set of in-situ, integrated and stand-alone metrology platforms suited for dimensional, films and material metrology measurements for process control across multiple semiconductor manufacturing process steps including lithography, Etch, CMP and deposition. Our solutions utilize optical spectral reflectometry and x-ray technologies combined with advanced software modeling and unique algorithmic capabilities and address a broad range of metrology requirements of our end-user and process equipment manufacturer customers. Nova’s fleet management platform addresses the need for high efficiency and productivity in the most advanced production lines of our customers, manages large fleets of metrology tools, and is designed to address the needs and working methodologies of metrology and process engineers in the fab. As part of our holistic view of metrology that extends to use more channels and sources of information available for optimizing the metrology solution performance, we also provide the hybrid metrology solution that combines data from different toolsets in the fab such as CD-SEM and x-ray together with Nova’s optical metrology to provide improved performance above that of any individual toolset. Following is a summary of our main products:

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

•
The new generation Nova i500 and i500 Plus integrated metrology feature the same metrology as the Nova T500, for complete stand-alone to integrated metrology compatibility. The Nova i500 features advanced metrology for technology nodes smaller than 20nm with high throughput. The Nova i500 Plus provides further technology enhancement to address the need for increased sampling in advanced nodes and to support next generation high performance polishers and was qualified at multiple customers for the most advanced nodes metrology needs.

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

•
The Nova V2600 TSV metrology system, announced in July 2012, enables chipmakers to accelerate the development and improve production yield of multi-chip integrations that rely on TSVs (Through Silicon Vias). The Nova V2600, developed in collaboration with device makers, allows accurate measurement of critical TSV features such as side-wall angle, bottom diameter, and bottom curvature. This process control solution delivers complete TSV dimensional metrology in a high-throughput production-ready system for the industry’s transition to 3D integration in production. Nova V2600 collects a dark-field reflectometry spectrum that is highly sensitive to variations in TSV internal structure. This high-throughput platform is recognized for providing superior cost of ownership and operational flexibility.

•
The HelioSense™100 platform is Nova’s newest stand-alone OCD metrology tool. This platform brings all-new design, performance and capabilities. Designed to specifically meet the most stringent process challenges, this SA platform is intended to overcome tomorrow’s process obstacles. The tool architecture is focused on innovative optics involving extended wavelength and 3 physical measurement channels capable of delivering high throughput for best productivity and cost-of-ownership. The HelioSense100™ supports the industry transition to multi-patterning small pitch manufacturing and 3D vertical devices by offering a wide range of metrology measurements that drive tighter process control for the most critical parameters in Logic, Flash and DRAM.

•
NovaMars is an advanced scatterometry modeling and application development software tool enabling complex 2D, 3D and in-die measurements as well as Real Time Regression (RTR) capabilities. Process engineers can harness the power and flexibility of the tool to develop their own scatterometry applications by themselves thus keeping the details of their process within the fab. Its user interface and high level of automation provide easier and faster application development and eliminate discrepancies between different developers, enabling the best solution, independent of user proficiency. Combined with the NovaMARS innovative modeling software capabilities, Nova’s Optical CD tools provide the metrology precision and accuracy as well as application development flexibility needed for the development of most advanced technology nodes. The NovaMars is an integral part in all Nova integrated and stand alone solutions.

•
Nova Hybrid Metrology solution is part of our holistic metrology approach that utilizes different sources of information that can enhance the overall metrology performance. The Hybrid metrology solution combines data from different metrology toolsets in the fab together with Nova’s optical metrology to provide improved performance above that of any individual toolset. Nova has been pioneering the hybrid concept in the past several years and has proven the value of the solution in multiple publications and technical papers. As of 2013, the Hybrid solution has been implemented in production at leading customers’ fabs.

•
Nova Fleet Management is Nova’s newest solution for managing large fleets of metrology tools and is designed to address the needs and working methodologies of Metrology and Process Engineers in the fab. The solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova systems. Comprised of a centralized server dedicated for databases and data storage, network-connected tools and servers, Nova Fleet Management serves as the back-end platform that enables Wafer-less Recipe Creation (WRC) for simple and intuitive recipe creation without interfering with tool operation. It also supports distribution of recipes from a central location to multiple tools over the fab network in efficient and secure mechanism. The centralized server contains an advanced report generator for the analysis of the metrology spectral data collected from the tools as well as tool performance and health monitoring to ensure that the tools are operating within specifications and enable tightmonitoring of the fleet’s performance trends.

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

•
The VeraFlex II, introduced in 2010, is a unique production-proven platform to use x-ray photoelectron spectroscopy (XPS), a materials analysis technology that is proven essential to increase device yield. The VeraFlex II has characterized over 30 HKMG material systems for thickness and composition, and is addressing a growing number of thin film process control applications where traditional metrology approaches struggle to deliver viable solutions. The VeraFlex II is also used extensively by advanced node DRAM and Flash manufacturers to control tunnel oxides, capacitor films, silicides, and low doses of carbon. Manufacturers of alternative memory devices such as PRAM, ReRAM, and MRAM need VeraFlex II to characterize and control phase change materials and new electrode-oxide material systems.

•
The VeraFlex III XF is the third generation of the globally adopted VeraFlex series of XPS production systems that delivers a major increase in performance and provides a broader applications coverage. It combines enhanced XPS capability with a unique low energy XRF (LE-XRF) channel to address the metrology challenges of 20nm nodes and beyond. With technology enhancements that improve performance on current inline logic and memory film applications, the VeraFlex III XF provides solutions for emerging applications in FinFET HKMG, interconnect processes, and advanced memories.

•
QED is the Offline Advanced Data Analysis and Recipe Creation and Maintenance System that supports VeraFlex II and VeraFlex III XF. It brings the VeraFlex series engineering interface from the fab to the office. Built on PHI MultiPak's package of extensive XPS analysis function, QED brings all the tools necessary to manage the most effective film thickness and composition control recipes. QED functions include all aspects of film acquisition and analysis, a full suite of recipe creation and editing tools, and powerful signal analysis functions used to find and process the most critical elemental peaks.

Metrology is becoming a technology enabler that allows process equipment suppliers to tighten their specifications in order to meet customer’s demand. Our strategy to offer holistic and diverse portfolio to enable the industry transitions, establishes the advantage and the value that innovative company like us brings to our customers and the market. With such a diversified portfolio, we now cover a variety of applications in both front end and back end of line that increases our served and available markets and footprint in all customer segments.

Research and Development

        We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS and material metrology and include measurement instruments, optical modeling, image acquisition, pattern recognition, X-Ray energy sources, electron optics and detection, vacuum systems and equipment integration. Our research and development staff consists of about 216 highly skilled members, over 43 of which hold Ph.D’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified as ISO9001/2000 quality standard.

The metrology and process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product lines is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2013, 2014 and 2015, our research and development expenses, net of participation by the OCS, were $29.6 million, $29.5 million and $39.7 million respectively, representing, 26.5%, 24.5% and 26.7% of our respective total revenues for those years. The significant increase of R&D expenditures during the years 2012-2015 (2015 includes ReVera results) represents our strategic plan to increase our market share in the growing Optical CD market as well as to develop new products beyond our existing fields. In the future, we plan to continue and expand our R&D investments in this area. Further, the significant R&D increase in 2015 includes nine (9) months of R&D costs associated with ReVera.

Our vision is to continue to be a market leader in the semiconductor process control market, increase our leadership in integrated metrology solutions, increase our leadership in in-line composition and thickness of ultra-thin layers and become the leader in the stand-alone Optical CD metrology market, and our research and development efforts and activities are designed to support this vision. Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Project initiation is based on a detailed project plan, risk and market analysis. Each project is monitored throughout its life cycle in a structured process, including design reviews and project management reviews. In the frame of our research and development activities we consider from time to time entering into intellectual property consortium arrangements. In 2015 we entered into intellectual property consortiums in Europe, and also continued with intellectual property consortiums, which we entered during 2012 - 2014, mainly in order to be able to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint programs with the OCS and the European Research Area.

As part of our long term technological collaboration, we are also engaged with joint development activities with some of our strategic customers, as well as with research institutes. These activities impose some limitations on the joint intellectual property developed as part of these programs.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of December 31, 2015, our portfolio includes more than 125 U.S. patents and about 65 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2015 to 2032. We also have about 39 U.S. patent applications pending and more than 69 applications pending in other countries including 18 PCT applications. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition our patents and applications principally cover various aspects of X-Ray (like XPS, XRD, XRS ) based measurement systems and methods, including process control implementation concepts, X-Ray energy sources, electron optics and detection, vacuum systems  and equipment integration. We have also registered 6 trademarks in the U.S. and have about 20 registered trademarks and 3 applications for trademarks’ registration in countries other than the U.S.

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

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	2013	2014	2015
Taiwan, R.O.C.	$57,523	$53,870	$65,466
USA	16,680	31,078	21,533
Korea	7,166	12,865	27,526
Germany	13,139	9,317	9,834
Other	17,001	13,488	24,155
Total	111,509	120,618	148,514

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

	2013	2014	2015
Total revenues from five largest customers	72%	74%	76%
Range of revenues from five largest customers	4%-44%	4%-36%	9%-31%

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

Manufacturing

In order to leverage the relatively high volume of integrated and stand-alone systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our manufacturing operations in Israel received the ISO 9001 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001/2008 requirements. In 2010, we received the formal certification of ISO 14001:2004 and in 2014 we received the formal certification of ISO 18001:2007.

Our principal manufacturing activities include assembly, integration, final testing and calibration. Our production activities are conducted in our manufacturing and repair center facility in Israel and in Santa Clara. We rely and expect to continue to rely on subcontractors and turnkey suppliers to fabricate components, build subassemblies and perform other non-core activities in a cost-effective manner. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications, optical components and other critical components used in our products are engineered and manufactured to our specifications. A small portion of these components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single source supplier.

We have our own manufacturing facilities, one manufacturing facility for our Optical CD product lines, which is located in Ness-Ziona, Israel, divided into two buildings, and one manufacturing facility for our x-ray product line, which is located in Santa Clara, CA, US.

Capital Expenditures

Our capital expenditures are primarily for network infrastructure, computer hardware and software, leasehold improvements of our facilities, expansion of clean room facilities and system demonstration and development tools. None of these assets are held as collateral or guarantee other obligations. For additional information on our capital expenditures, see “Item 5B. Liquidity and Capital Resources” in this annual report on Form 20-F.

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

4.C           Organizational Structure

Our Subsidiaries

Our subsidiaries and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Country of Incorporation
Nova Measuring Instruments Inc.	Delaware, U.S.
ReVera Incorporated*	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Netherlands B.V. **	Netherlands
Nova Measuring Instruments Korea Ltd	Korea
Nova Measuring Instruments GmbH	Germany

* A wholly-owned subsidiary of Nova Measuring Instruments Inc.
** In a process of liquidation.

4.D           Property, Plant and Equipment

Our main facilities, located in Ness-Ziona, Israel, occupy approximately 7,800 square meters, including: approximately 1,300 square meters of production facilities, approximately 4,500 square meters of research and development offices (including approximately 700 square meters of laboratories) and approximately 2,000 square meters of headquarters, sales and marketing, service and support and administration facilities. Our current lease agreement extends the leased period of the premises until January 31, 2026 (with a right, at Nova's sole desecration, to terminate the agreement on January 31, 2021, upon a 180 days prior notice) and contains an option to lease an additional space of approximately 1,122 square meters as an additional clean room space (the “Option”). The Option is contingent upon certain construction adjustments to the property (carried by our landlord) and subject to engineering tests carried by an external engineering company. As of the date of this annual report on Form F-20, we are not able to exercise the Option in light of non-satisfying test results. In 2016 we plan to examine different options to expand our facilities in Israel with an additional clean room space.

Our subsidiaries lease offices in various locations, for use as a service and pre-sale facility. Our U.S. subsidiary (Nova Measuring Instruments Inc.) leases approximately 380 square meters and ReVera leases approximately 1,885 square meters including approximately 450 square meters of production facilities, Our Japanese subsidiary leases approximately 50 square meters, our Taiwanese subsidiary leases approximately 800 square meters and our Korean subsidiary leases approximately 400 square meters. Our European subsidiaries leases approximately 100 square meters in Germany and France.

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

In the recent five years (2010-2015), we were able to present positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 9%, while Gartner Inc. estimates that the Wafer Fab Equipment ("WFE") segment have experience a CAGR of approximately 0.2%. We believe that our improved performance is attributed mainly to our continued penetration into the standalone metrology segment, including revenues of ReVera. Industry forecasts indicate increase in WFE spending in the next year, and we believe we are well positioned to continue to grow as we continue our focus on high growth segments within the industry.

We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2015, product sales accounted for approximately 75% of our total revenues. Services, which include software upgrade on existing installed base accounted for approximately 25%. Presently, we have no significant long-term debt, and during 2015 we decreased our overall cash reserves by $25.9 million, mainly due to the acquisition of ReVera, which was partially offset by generating positive cash flow from operating activities. As of the end of 2015, we had overall cash reserves of $97.8 million and working capital of $112.8 million.

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

When evaluating the performance of the Company, our management tends to focus on several financial metrics and qualitative areas, including market share, gross margins, operating margins, inventory turns and days sales outstanding. Blended gross margins in 2015 were approximately 52%, while product sales presented gross margins of approximately 54% and services presented gross margins of approximately 44%. In 2015, our inventory turns were approximately 3.3 and our daily sales outstanding were 43 days.

Significant Events in 2015 and Outlook for 2016

During 2015 Nova demonstrated few significant achievements:

•	Continuous revenues growth, hitting record high of $148.5 million.

•	Service revenues hit record high of $37.3 million.

•	Acquisition of ReVera (which diversified the overall product portfolio).

•	Diversified revenue mix, including increase in software and service revenues.

•	Solid financial model and continued profitable growth.

•	Stronger position in the foundry segment.

•	Growth in the memory segment following continuous growth in DRAM and Flash revenues.

•	Diversified customer base, with 5 major customers accounting for 10% or more of products revenues.

•	Proven advanced fleet to support solutions in advance technology nodes of 1Xnm and below.

•	Significant adoption of Nova’s latest and advanced product portfolio for 3D devices evolvement:

o	Nova T600/ T500 Standalone tools

o	Nova i500 Integrated metrology tools

o	MARS modeling SW

o	VF II/III platforms for Composition and Thin Film measurements

o	Introduction of a new Optical Standalone metrology for advanced nodes – HelioSense 100

•	Major portfolio diversification to include SW products.

o	Fleet management.

o	Hybrid metrology for Thin Film, complex structures and advanced tech nodes.

o	RPM (Real Process Monitoring).

•
Deep collaboration with multiple research institutes and customer technology development centers, utilizing a variety of Nova’s products, leading to Nova’s positioning as a partner for long term technology development.

•	More than 65% of product revenues during 2015 resulted from 20nm and below technology nodes.

•	Continued the previously announced $12 million share repurchase program.

In 2016, Nova plans to focus on the following:

•	Continue our sustainable growth through a stronger market position and technical leadership.

•	Continue Nova’s aggressive innovation and development plans for meeting future industry challenges.

•	Becoming a significant part of both foundry and memory customers’ ramp up during the year.

•	Concentrating in strengthening further the position through excellent delivery to the ramp up of 10nm technology nodes at leading foundry customers.

•	Establishing our leadership position in the coming 7nm and 5nm technology nodes at leading foundry customers.

•	Increase market share in all optical metrology segments.

•	Making significant inroads into memory customers with advanced metrology solutions for both DRAM and Flash, mainly with respect to the transition to 2X DRAM device and VNAND proliferation.

•	Support our customers’ transition to 3D device structures (both in memory and foundry sectors) to enable them to move to high volume manufacturing of advanced technology nodes.

•	Continue leading the emerging metrology markets with innovative solutions.

•	Continue the collaborations and joint research with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue our products innovation and diversification through several new product introductions to extend the company’s market leadership.

•	Continue the aggressive plans to generate revenues through SW products.

•	Strengthening the partnership with our customers and build a “Customer Centric” approach to accommodate and deliver customers’ requirements along the semiconductor evolution.

•	Build extensive roadmap for ReVera’s x-ray products, in order to enhance Nova’s existing product's offering.

•	Create synergy between Nova’s technology (Optical CD) and ReVera’s technology (X-ray) towards a combined offering for advanced applications, which require both dimensional and material metrology.

The challenges and risks we face in meeting our plans include:

•	On time delivery of the required process control solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

•	Identifying the metrology evolution for future industry needs in order to meet process control requirements and lead the market.

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

In 2015 we performed well with yearly growth in revenues. We were able to present record revenues for 3 consecutive years, demonstrating our growing position in the market.

It is our belief that we have been able to consistently win and grow as a result of a combination of factors:

•	Optical metrology has become an enabler for the entire industry over the last few years, sometimes on the account of other metrology capabilities, which are not optical based.

•	Nova’s optical metrology solutions provide the most advanced solution, combining the best innovative and technical metrology capabilities with the best cost of ownership and productivity.

•	Our technical innovative solutions are well accepted by leading customers that allow us to gain more market share with additional process steps and new applications

•
Our ability to closely team with our customers allows us to predict well the industry evolution and process control challenges and by that introduce innovative and advanced metrology solutions to solve industry needs.

•	Our diversified portfolio, which is a result of continuous research and development, is well adopted by our customers.

•	Widening our technology base to include Optical CD technology as well as X-ray technology.

•	The acquisition of ReVera that contributed to our growth and the diversification of our product offering and customer base.

•	Well controlled balance sheet and profitability elements to continue a sustainable growth.

Understanding the industry’s challenges for the next several years, it is our belief that we should continue growing going forward as the adoption of our solutions increases as a function of process complexity and industry development. We believe that our served addressable market is continuously expanding as we penetrate to more steps of the semiconductor manufacturing process and, as we continue innovating our portfolio for leading new emerging metrology opportunities. We also believe that going forward, as the semiconductor process is becoming much more complicated with variety of challenges, the necessity for our unique portfolio, combining multiple technologies for both materials, film and dimensional metrology, will grow in the next few years.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Goodwill:

Goodwill and certain other purchased intangible assets have been recorded as a result of the acquisition of ReVera. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

 The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

 ASC 350, "Intangibles – Goodwill and Other", prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. The Company has an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

  For the period ended December 31, 2015, the Company performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

Intangible assets

 As a result of the acquisition in April 2015, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $17.9 million as of December 31, 2015.

 We allocated the purchase price of the company we have acquired to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include future expected cash flows from technology acquired, backlog and customer relationships.  Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

Intangible assets are comprised of acquired technology, customer relations, backlog and IPR&D.

During 2015 no impairment charges were identified.

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

	2013	2014	2015
Taiwan, R.O.C.	52%	45%	44%
USA	15%	26%	14%
Korea	6%	11%	19%
Germany	12%	8%	7%
Other	15%	10%	16%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

The sales cycle for our systems typically ranges from six (6) to twelve (12) months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2015, our inventory levels at the end of each quarter ranged from $16.0 million to $28.0 million partially due to the acquisition of ReVera. We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified.

Our revenues increased by 23% in 2015 following an increase of 8% in 2014, and an increase of 16% in 2013. The revenue increase in 2015 is attributed mainly to the acquisition of ReVera.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2013	2014	2015

Revenues from product sales	80.2%	76.4%	74.9%
Revenues from services	19.8%	23.6%	25.1%

Total revenues	100%	100%	100%

Cost of products sale	33.9%	33.0%	34.1%
Cost of services	13.2%	14.3%	14.0%
Total cost of revenues	47.0%	47.3%	48.1%

Gross profit	53.0%	52.7%	51.9%

Operating expenses:
Research and development expenses, net	26.5%	24.5%	26.7%
Sales and marketing expenses	10.7%	10.5%	10.8%
General and administrative expenses	4.7%	3.7%	5.7%
Amortization of intangible assets			0.9%

Total operating expenses	41.9%	38.7%	44.1%

Operating profit	11.1%	14.0%	7.8%

Financing income, net	0.6%	0.5%	0.4%
Income before income taxes	11.7%	14.5%	8.2%

Income tax expenses (benefit)	2.3%	(1.0)%	(2.4)

Net income	9.4%	15.5%	10.6%

Comparison of Years Ended December 31, 2015 and 2014

Revenues. Our revenues in 2015 increased by $27.9 million, or 23%, compared to 2014. Revenues attributable to product sales were $111.2 million, an increase of $19.0 million, or 21%, compared to 2014. Revenues attributable to services were $37.3 million, an increase of $8.9 million, or 31%, compared to 2014. The increase in product revenues in 2015 was mainly attributed to the consolidation of the revenues of ReVera starting April 2, 2015. The increase in services revenues is attributed mainly to the higher number of systems included in our installed base, including the installed base of systems of ReVera. This higher installed base generated higher service contracts as well as higher time and materials revenues.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It is also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. In 2015, cost of revenues also included $3.5 million of amortization of acquired intangibles related to the acquisition of ReVera. Our cost of revenues attributable to product sales in 2015 was $50.7 million. Our gross margin attributable to product revenues in 2015 was 54%, compared to 57% in 2014. This decrease in products gross margins in 2015 is mainly related to the above mentioned $3.5 million of amortization of acquired intangibles. Our cost of services in 2015 was $20.7 million. Our gross margin attributable to service revenues in 2015 was 44%, compared to 39% in 2014. The increase in service gross margins in 2015 is mainly related to the significant increase of 31% in services revenues in this year, utilizing more efficiently existing infrastructure.

Research and Development Expenses, net.  Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the Office of the Chief Scientist in Israel and the European Community. Our net research and development expenses in 2015 were $39.7 million, an increase of $10.2 million, or 35%, compared to 2014, after offsetting grants received or receivable of $1.2 million in 2015 and $3.5 million in 2014. The increase in research and development expenses in 2015 was mainly attributed to the consolidation of research and development expenses of ReVera, starting April 2, 2015. In 2015, net research and development expenses represented 27% of our revenues, compared to 25% of our revenues in 2014.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Starting 2015, sales and marketing expenses also include amortization of intangibles related to customer relations. Our sales and marketing expenses in 2015 were $16.0 million, an increase of $3.2 million, or 25%, compared to 2014. The increase in sales and marketing expenses in 2015 was mainly attributed to the acquisition of ReVera. Sales and marketing expenses represented 11% our revenues in 2015 and 2014.

Amortization of Intangible Assets. As part of the acquisition of ReVera in 2015, the company acquired $12.3 million of intangible asset related to technology. The company recorded $1.3 million of amortization of intangible assets in 2015.

General and Administrative Expenses. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. In 2015, general and administration expenses also included $2.7 million of expenses related to the acquisition and integration of ReVera. Our general and administrative expenses in 2015 were $8.5 million, an increase of $4.1 million, or 91%, compared to 2014. The increase in general and administrative expenses in 2015 was mainly attributed to the above mentioned $2.7 million of expenses related to the acquisition and integration of ReVera, as well as to the consolidation of general and administration expenses of ReVera, starting April 2nd, 2015. In 2015, general and administration expenses represented 6% of our revenues, compared to 4% of our revenues in 2014. The increase in general and administrative expenses as percent of revenues in 2015 is attributed mainly to the above mentioned expenses related to the acquisition and integration of ReVera.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2015 we recorded $3.5 million of income tax benefit, compared with $1.2 million of income tax benefit in 2014. The increase in income tax benefit in 2015 is attributed to $1.5 million increase in income tax benefits related to accumulating research and development credits in Israel and to $1.9 million of income tax benefit related to amortization of intangibles as a result of the acquisition of ReVera. These amounts were offset by $1.1 million increase in current tax expenses in 2015 relative to 2014.

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

5.B           Liquidity and Capital Resources

As of December 31, 2015, we had working capital of approximately $112.8 million compared to working capital of $130.5 million as of December 31, 2014.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2015 were $97.8 million compared to $123.7 million as of December 31, 2014.

Trade accounts receivable increased from $15.6 million as of December 31, 2014 to $19.0 million as of December 31, 2015. Inventories increased from $16.1 million as of December 31, 2014 to $27.7 million as of December 31, 2015. The increase in accounts receivables is mainly related to the increase in the quarterly sales levels in 2015. The increase in inventories is mainly related to the consolidation of ReVera’s assets following its acquisition.

Operating activities in 2015 generated positive cash flow of $25.8 million compared to a positive cash flow of $33.5 million in 2014.

The following table describes our investments in capital expenditures during the last three years:

	2013		2014		2015
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
	(in dollar thousands)
Electronic equipment	4,514	42	3,884	84	2,925	32
Office furniture and equipment	10	5	29	5	37	90
Leasehold improvements	1,052	1	1,352	0	1,135	154
Total	5,576	48	5,265	89	4,097	276

*The balance represents the gross investment in capital expenditure, as there was a scrap of fully depreciated assets during 2015.

In 2015, the investment in capital expenditures was financed from our positive operating cash flow and cash reserves. Although we currently have no significant capital commitments, we expect to spend approximately $7 million on capital expenditures in 2016, mainly for information systems improvements (software and hardware), electronic equipment used in our research and development labs and expansion of demonstration, manufacturing and development facilities.

Our principal liquidity requirement is expected to be for working capital and capital expenditures as well as additional acquisitions. We believe that our current cash reserves will be adequate to fund our planned activities for at least the next 12 months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with our cash reserves together with positive cash flow from operations, if any. If these funds are insufficient to finance our future business activities, which may include acquisitions, we will have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

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

Grants from the Office of the Chief Scientist

Under the Law for the Encouragement of Industrial Research and Development, 1984, or the R&D Law, a qualifying research and development program is eligible for grants of up to 50% of the program’s research and development expenses. The program must be approved by a committee of the OCS. The recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of products (and related services) developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the R&D Law up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the R&D Law). Royalties are paid in NIS linked to the dollar at the exchange rate in effect at the time of payment. Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the R&D Law (as generally specified below) will continue to apply even after our company has repaid the full amount of royalty payable pursuant to the grants.

The pertinent obligations under the R&D Law are as follows:

•
Notices to the OCS. Any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the OCS (and in the later event, the non-Israeli citizen or resident will execute an undertaking towards to the OCS, in a form provided under the OCS guidelines).

•
Local Manufacturing Obligation. The terms of the grants under the R&D Law require that we manufacture the products developed with these grants in Israel. Under the regulations promulgated under the R&D Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the OCS (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate, in which case a notice should be provided to the OCS). This approval may be given only if we abide by all the provisions of the R&D Law and related regulations. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay increased royalties, as defined under the R&D Law. The total amount to be repaid to the OCS would also be adjusted in between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel. We note that a company also has the option of declaring in its OCS grant application an intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approvals.

•
Know-How transfer limitation. The R&D Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS funded know-how outside of Israel requires prior OCS approval and in certain circumstances is subject to certain payment to the OCS calculated according to formulae provided under the R&D Law. If we wish to transfer OCS funded know-how, the terms for approval will be determined according to the character of the transaction and the consideration paid to us for such transfer. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. The Regulations for the Encouragement of Research and Development in the Industry (the Maximum Payment for the Transfer of Know-How in Accordance with Section 19B(b)(1) and (2), 5777-2012 establish a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS funded know-how, in whole or in part, or is sold as part of an M&A transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable; (ii) in the event that following the transactions described above (i.e. asset sale of OCS funded know-how or transfer as part of an M&A transaction) the company continues to conduct its R&D activity in Israel (for at least three years following such transfer and maintain staff of least 75% of the number of R&D employees it had for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable.

Approval of the transfer of OCS funded technology to another Israeli company may be granted only if the recipient abides by all the provisions of the law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted.

These restrictions may impair our ability to enter into agreements for those products or technologies without the approval of the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the R&D Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as may expose us to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded via OCS programs and this may lead to additional royalties being payable on additional products.

We are obligated to pay royalties of 5% (3%-3.5% in 2013 and 2014) of revenues derived from sales of products funded with these grants. As of December 31, 2015, our contingent liability to the OCS for grants received was approximately $24 million. See also Note 8A to our consolidated financial statements contained elsewhere in this report. We have submitted a request to the OCS to change our status to “generic R&D”, which may require us to pay some or all of our contingent liability to the OCS, but on the other hand will enable us to receive royalty free grants, and will no longer require us to pay royalties on previous grants.

It should be noted that the OCS is in the process of promulgating regulations which deals with granting of licenses to use know-how developed as a result of research financed by the OCS. Such regulations may have an effect on our company, in respect of the amount of payments to the OCS for the grant of sub-licenses to third parties. As of the date of filing of this report, we are unable to assess the effect, if any, of the promulgation of such regulations on our company.

On July 29, 2015, the R&D Law was amended (“Amendment Number 7”). Pursuant to Amendment Number 7, the National Authority for Technological Innovation, or NATI, a statutory corporation, will be established and will replace the OCS. Pursuant to Amendment Number 7, the current restrictions under the R&D Law will be replaced by new set of arrangements in connection with ownership obligations of know-how (including with respect to restrictions on transfer of know-how and manufacturing activities outside of Israel), as well as royalties obligations associated with approved programs, which will be promulgated by NATI. The commencement date of Amendment Number 7 was January 1, 2016, however, in the meantime until new arrangements are adopted by NATI, the R&D Law as existed prior to Amendment Number 7 continues to be in force and effect. NATI should be constituted no later than July 28, 2018, and the new arrangements should be adopted no later than one year thereafter. As of the date of filing of this report, we are unable to assess the effect, if any, of the promulgation of such arrangements on our company

In addition to royalty-bearing grants from the OCS, in 2010, we participated in a 'Magnet' program, IMG4, sponsored by the OCS. Under the terms of this program, we were cooperating with additional companies and research institutes in Israel, organized in a consortium, for the development of advanced techniques for improved tool control. No royalties from this funding are payable to the Israeli government, however, the provisions of the R&D Law and related regulations regarding, inter alia, the restrictions on the transfer of know-how outside of Israel do apply, mutatis mutandis. In general, any consortium member that develops technology as a result of its activities within and during the framework of the consortium project ("Foreground IP") remains the owner of such technology and any intellectual property rights related thereto. Specific mechanism applies with respect to joint Foreground developed by several members. In addition, the Foreground is subject to certain access rights as detailed in the consortium agreement. Further, there are certain limitations with respect to the transfer of the Foreground. Technology which was held by a consortium member prior to its entering into the consortium agreement or which was developed as a result of activities outside the framework of the consortium member ("Background IP") remains owned by the member who developed it. In certain circumstances, such Background is subject to certain access rights as detailed in the consortium agreement. The IMG4 program has ended during 2010.

In addition to royalty-bearing grants from the OCS, in 2015 and 2014, we participated in a 'Magnet' program, METRO 450, sponsored by the OCS. Under the terms of this program, we are cooperating with additional companies and research institutes in Israel, organized in a consortium for the development of pre-competitive elements of 450mm solutions that can also bring value even if the transition to 450mm is delayed. No royalties from this funding are payable to the Israeli government. Some of the abovementioned obligations (such as the restrictions under the R&D Law and obligation to grant certain access rights to the Company's technology and intellectual property rights) apply regarding this project as well.

In addition, we are also participating in European consortiums (such as, E450EDL, E450LMDAP, WAYTOGO FAST project and SeNaTe project), which are joint programs with the OCS and the European Research Area. Some of the abovementioned obligations and undertakings (such as the restrictions under the R&D Law and obligation to grant certain access rights to the Company's technology and intellectual property rights) (such as the restrictions under the R&D Law and obligations to grant certain access rights to the Company's technology and intellectual property rights) apply regarding these joint projects as well.

5.D          Trend Information

For Information regarding most significant recent trends in our market, see “Item 4B – Our Market – The World Economy – Update” in this annual report on Form 20-F.

5.E          Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.F          Tabular Disclosure of Contractual Obligations

As of December 31, 2015 we had contractual obligations as described in the following table:

	Payment due by Period (in $ thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	7,263	2,149	2,716	2,398	-
Purchase Obligations	17,149	11,789	5,360	-	-
Other Long Term Liabilities	822	178	644	-	-
Total	25,234	14,116	8,720	2,398	-

Item 6. Directors, Senior Management and Employees

6.A          Directors and Senior Management

The following is the list of senior management and directors as of February 3, 2016:

Name	Age	Position
Michael Brunstein	72	Chairman of the Board of Directors
Alon Dumanis	65	Director
Avi Cohen	62	Director
Raanan Cohen	60	Director
Zehava Simon	57	External Director
Dafna Gruber	50	External Director
Eitan Oppenhaim	50	President and Chief Executive Officer
Dror David	46	Chief Financial Officer
Shay Wolfling	44	Chief Technology Officer
Glyn Davies	53	Corporate Executive Vice President and ReVera Inc. President
Gabi Sharon	53	Corporate Vice President Operations
Dov Farkash	56	Corporate Senior Vice President Strategic Software Business Unit
Michael Rybski	48	Corporate Vice President Product Development
Shiri Neder	40	Corporate Vice President Human Resources

Our directors (other than the external directors) serve as such until the next annual general meeting of our shareholders. Our external directors, in accordance with Israeli law, serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain conditions, and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company. Ms. Zehava Simon was elected in 2014 to serve for a three-year term. Ms. Simon replaced Mr. Dan Falk, who has served as an external director of the Company for three consecutive periods of three years each since 2005. Ms. Dafna Gruber was elected in 2015 to serve for a three-year term. Ms. Gruber replaced Ms. Naama Zeldis, who has served as an external director of the Company for three consecutive periods of three years each since 2006.

Our board of directors determined that Zehava Simon, Dafna Gruber, Avi Cohen and Raanan Cohen are independent directors under the Companies Law. In addition, our board of directors determined that Zehava Simon, Dafna Gruber, Avi Cohen, Michael Brunstein, Alon Dumanis and Raanan Cohen, qualify as ‘‘independent directors’’ as defined by The NASDAQ Stock Market.

Dr. Michael Brunstein was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. During the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. Dr. Brunstein is a member of the board of directors of IAI (Israel Aerospace Industries Ltd.). Dr. Brunstein holds a B.Sc. in Mathematics and Physics from The Hebrew University, Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel Aviv University, Israel.

Dr. Alon Dumanis has served as a director of Nova since 2002. Until December 31, 2015, Dr. Dumanis acted as the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation, and currently Dr. Dumanis is a member of the management teams of the foregoing companies. Dr. Dumanis is currently a chairman of Aposense, a public company traded on TASE, Xsight System, Softlib, SPNano, Bondex, Clariton, DNR Imaging, and a member of the board of directors of Rada, a public company traded on TASE, and other Hi Tech companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (a public company traded on TASE), of El Al Israel Airlines (a public company traded on TASE), of Protalix Biotherapeutics (a public company traded on the New York Stock Exchange), and a former member of the board of directors of Inventech Investments Co. Ltd. (a public company traded on TASE), Spectronix (a public company traded on TASE) and Ice Cure (a public company traded on TASE). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Avi Cohen has served as a director of Nova since 2008. Mr. Cohen serves as the Chief Executive Officer of RR Media Ltd. (previously known as RRsat Global Communications Network Ltd.), a public company traded on NASDAQ. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the chief executive officer of ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003 he was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S. During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group. From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Mr. Raanan Cohen was appointed as a director of the Company by our board of directors in February 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on NASDAQ. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AIO systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., as chairman of the board of directors of Datumate Ltd., as a member of the board of directors of Utilight Ltd., all private companies. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University in Jerusalem, Israel.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014. Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on NASDAQ, Nice Systems, a public company traded on NASDAQ and TASE, and Amiad water systems, a public company traded on London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a NASDAQ listed company which was acquired in 2006 by SanDisk Corp., a public company traded on NASDAQ as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and NASDAQ (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, Israel, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and an M.A. in Business and Management from Boston University, USA.

Ms. Dafna Gruber was elected as the Company’s external director in accordance with the provisions of the Companies Law in April 2015. Ms. Gruber has more than 20 years of broad experience, serving as chief financial officer and a senior executive management member in leading hi-tech companies traded on both NASDAQ and TASE. Ms. Gruber has served as the chief financial officer of Clal Industries Ltd., a private company, from October 2015.  From April 2007 until April 2015, Ms. Gruber served as the chief financial officer of Nice Systems Ltd., a public company traded on NASDAQ and TASE. As a member of the senior management team, Ms. Gruber was a senior member of the strategy and M&A forum of the company. During her employment with Nice, Ms. Gruber was responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until May 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on NASDAQ and TASE, mostly as chief financial officer. Prior to that, from 1993 to 1996, Ms. Gruber was a controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc. Ms. Gruber serves as an external director at TAT Technologies Ltd., a public company traded on NASDAQ and TASE, since November 2013. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Mr. Eitan Oppenhaim has been serving as the President and Chief Executive Officer of the Company since July 31, 2013. He has previously served as the Executive Vice President Global Business Group, since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on NASDAQ. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd., a public company traded the New York Stock Exchange. Prior to that, from 2002 till 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on NASDAQ. From 2001 till 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 till 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on NASDAQ. Mr. Oppenhaim holds a BA in Economics and Accounting from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

Mr. Dror David has served as the Chief Financial Officer since November 2005. Mr. David joined Nova in April 1998, as the Company’s Controller, and since then served in various financial and operational positions, including the position of Vice President of Resources, in which he was responsible for the finance, operations, information systems and human resources functions of the Company. Mr. David was also a leading member in the Company’s initial public offering on NASDAQ in 2000, the Company’s private placement in 2007 and the Company's secondary offering in 2010. Prior to joining Nova, Mr. David spent five years in public accounting with Delloitte Touch in Tel Aviv, specializing in industrial high-tech companies. Mr. David is a shareholder and a board member of P2P Ltd., a privately held company. Mr. David is a Certified Public Accountant in Israel, holds a B.A. in Accounting and Economics from Bar Ilan University, and an M.B.A. from Derby University of Britain.

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

Mr. Glyn Davies joined ReVera in 2010 as President, Chief Executive Officer and a member of ReVera's board of directors and has served as the Corporate Executive Vice President and ReVera’s President since the acquisition of ReVera by Nova in April 2015. Prior to joining ReVera, Mr. Davies has held a variety of positions in executive management, business development, marketing and sales. Form 2004 until 2009 Mr. Davies served as the President of Negevtech, Inc., a venture-backed semiconductor capital equipment start-up. Prior to Negevtech, from 2000 until 2004 Mr. Davies served as the Vice President of Corporate Marketing at Credence Systems, with a focus on strategic marketing and M&A. During his time at Credence, Mr. Davis led a series of strategic acquisitions, developed the company’s product portfolio and increased served markets. Prior to Credence, Mr. Davies spent 11 years at KLA-Tencor, a multi-billion dollar wafer inspection and metrology equipment provider. Mr. Davis held senior management positions in business development and marketing, and was responsible for the formation and leadership of the yield management software group at Tencor before the merger with KLA. Prior to KLA-Tencor, from 1984 until 1989 Mr. Davis served in marketing and engineering positions at Cambridge Instruments and Nanometrics. Mr. Davies holds a BS in Electronic Computer and Systems Engineering from Loughborough University, England.

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

Mr. Dov Farkash has served as our Senior Vice President Strategic Software since April 2014. Mr. Farkash joined Nova in 2000, and till 2005 he served in various key sales positions in Nova. From 2005 until 2009, Mr. Farkash has served as VP Sales of Nova. From 2009 until April 2014, Mr. Farkash served as our Vice President Business Development. Prior to joining Nova, Mr. Farkash served as worldwide Sales and Marketing Manager of AFCON Ltd., and AFCON Inc., USA. Prior to that, Mr. Farkash served in various managerial positions in software development in various Hi-tech companies. Mr. Farkash holds a B.Sc. in Computer Engineering and an MBA from the Technion – Israel Institute of Technology, Haifa, Israel.

Mr. Michael Rybski joined Nova in December 2010 and has served as Vice President Product Development since 2012. Mr. Rybski brings over 15 years of experience in development and management of complex solutions in the semiconductor industry. Mr. Rybski has successfully led the development of new products from concept to market launch. Prior to joining Nova, during 2010 Mr. Rybski served as a project manager in R&D at Hp-Scitex, a large format digital printing company. During 2009, Mr. Rybski served as a product line manager at Brightview Systems Ltd., a solar photovoltaic startup. Prior to that, from 2000 until 2008 Mr. Rybski served as HW platform manager, project manager and as director of product development, leading the development of new products at Negevtech Ltd. Previously Mr. Rybski held different management positions in the field of R&D at Applied Materials Israel, where he worked on a SEM based Automatic Review system. Mr.  Rybski holds a B.Sc. and an M.Sc. in Mechanical Engineering from the Technion – Israel Institute of Technology, Haifa, Israel.

Ms. Shiri Neder joined Nova in July 2015, as Vice President Human Resources. Ms. Neder has a vast experience in the field of Human Resource management, including in connection with leading advanced human resource processes, post-merger integrations and organizational and individual development. Prior to joining Nova, Ms. Neder held several senior positions in global companies in field, regional, and corporate roles. From 2010 until July 2015, Ms. Neder served as the Vice President of Human Resources at Amdocs Ltd., a public company traded on NASDAQ. Prior to that from 2008 until 2010, Ms. Neder served as Regional Senior Human Resources Manager at Microsoft Corporation in England. From 2006 until 2008 Ms. Neder served as senior human resources manager at Microsoft Israel R&D Center. Prior to that, Ms. Neder held several Human Resources positions at Cellular companies in Israel – Pelephone Communications Ltd. and Partner Communications Ltd. Ms. Neder holds a BA in Social Sciences from Bar Ilan University, Israel, an MA in Organizational Sociology from Tel Aviv University, Israel, an MBA from the Academic College, Israel, and an MA in Law from Bar Ilan University, Israel.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B           Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer for 2015 (consisting of 12 persons) in terms of employer costs was approximately $4.2 million (including $0.41 million set aside for pension and retirement benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2016 annual general meeting of shareholders in accordance with Israeli regulations.

At the 2013 annual general meeting, our shareholders approved the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company, including: (i) a monthly base salary of NIS 87,000; (ii) an annual bonus of up to ten monthly base salaries (with up to two additional monthly base salaries in the case of over achievement), subject to objectives to be annually determined by the board of directors and its committees in accordance with our compensation policy. In the event of employment termination during a fiscal year (unless for termination for cause), Mr. Oppenhaim will be entitled to a prorated bonus (subject to adjusted objectives to the relevant period of employment); (iii) a one-time grant of an option to purchase up to 80,000 ordinary shares of the Company with an exercise price per share equal to the closing price on NASDAQ Stock Market on September 12, 2013) and the option will vest in equal annual installments over four years commencing one year from the grant date (i.e., 25 % of the option vests on each anniversary of the grant date); (iv) a bonus of up to ten monthly base salaries for the completion of an acquisition of a non-affiliated company, subject to the limitation on a special bonus set forth in our compensation policy (the payment of such bonus is subject to the approval of the board of directors and its committees); (v) in connection with termination of employment, a three month advance notice and a six month adjustment period, during which Mr. Oppenhaim will be entitled to all of his compensation elements, and to the continuation of vesting of his options; (vi) based on our policies and procedures and the applicable law, Mr. Oppenhaim is entitled to customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (vii) based on our policies and procedures and the applicable law and subject to required approvals under applicable law, Mr. Oppenhaim is entitled to be covered by a directors and officers insurance, including a “run-off” insurance policy; (viii) non-disclosure, non-compete and ownership of intellectual property undertakings; (ix) upon certain events of change of control, Mr. Oppenhaim will be entitled to (A) advance notice and adjustment period as defined in Section (v) above, and (B) term and vesting extension of options of two years following termination of employment; (x) monthly travel expenses or a Company car, a Company's cellular phone, a land line phone, toll road expenses, a laptop computer and other expense reimbursements pursuant to our policies and procedures.

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

At the 2015 annual general meeting, our shareholders approved the following amendments to the employment terms of Mr. Oppenhaim, the President and Chief Executive Officer of the Company: (i) an update of Mr. Oppenhaim’s monthly salary to NIS 101,000; and (ii) that Mr. Oppenhaim will be entitled to an additional grant of options to purchase up to 50,000 ordinary Shares of the Company per each of the years 2015 and 2016. The first grant was made on August 1, 2015 and the second grant is scheduled to be made on August 1, 2016, provided that Mr. Oppenhaim is fully employed by the Company and continues to act as the president and chief executive officer of the Company at the grant date. The vesting schedule of each grant is over a four (4) year period with a one fourth of such options vesting on each anniversary of the respective grant date. The term of the options is of seven (7) years after the grant date, unless they have been exercised or cancelled in accordance with the terms of and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Oppenhaim. The exercise price is determined per the Company's equity-based compensation policy. The grants are made in accordance with and subject to Section 102 of the Income Tax Ordinance of 1961 (New Version) (the “Ordinance”). In accordance with the Company's policy, Mr. Oppenhaim is entitled to request that up to 2/3 of each grant will be made in RSUs (based on a 3:1 ratio, i.e., any option to purchase up to three (3) ordinary shares will be converted to one (1) RSU).

As of February 3, 2016, 1,059,333 options to purchase our ordinary shares and 82,192 RSU’s were outstanding and held by certain current executive officers and directors (consisting of 14 persons), of which 504,201 options are currently exercisable or exercisable within 60 days of February 3, 2016, and 10,444 RSU’s will vest within 60 days of February 3, 2016. See “Item 6E. Share Ownership” in this annual report on Form 20-F.

In accordance with our equity-based compensation policy, effective February 2016, the exercise price of granted options is equal to the average closing price of the Company's ordinary shares on NASDAQ during the 30-trading day period preceding the day of allocation.

The total amount paid or payable to the directors, including external directors, (consisting of seven persons in 2015, including one former external director of the Company) for 2015 was $0.3 million.

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

3.         An annual award of an option to purchase up to 10,000 ordinary shares or options with fair market value of US$80,000, the lower of the two, to be granted to each director or external director on the date of each annual general meeting at which such director or external director is elected or reelected (or if an external director is not standing for reelection, on the date of the annual general meeting, provided that such external director is serving on the board of directors at the time of the annual general meeting). The exercise price of each option will be determined pursuant to our equity based compensation policy.

In addition, the compensation arrangement of Dr. Michael Brunstein, the chairman of our board of directors, as approved by our shareholders at the 2006, 2008 and 2010 annual general meetings, includes: (i) a gross annual fee of $110,000 payable monthly in NIS; (ii) an annual award of options to purchase up to 10,000 ordinary shares, to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected, starting the 2008 annual general meeting, the exercise price of which will be determined pursuant to our equity based compensation policy and the other terms (i.e., the amount, exercise price and vesting schedule) will be identical to the terms of options granted to other directors on an annual; and (iii) a biennial award of an option to purchase up to 75,000 ordinary shares to Dr. Brunstein on the date of every other annual general meeting at which the chairman of the board of directors is elected or reelected, starting with the 2010 annual general meeting (and thereafter in 2012). The exercise price of such options is determined pursuant to our equity based compensation policy, and consistent with our compensation policy, the options will vest quarterly over a period of four years.

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

6.C          Board Practices

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

The Audit Committee is comprised of Dafna Gruber, Zehava Simon and Avi Cohen. The audit committee is responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. According to the Companies Law, the audit committee must consist of at least three directors, must include all of the external directors and the majority of its members must be independent directors under the Companies Law. The following individuals may not be members of the audit committee: (i) the chairman of the board of directors; (ii) any director employed by the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iii) any director providing services on a regular basis to the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iv) any director whose main source of income comes from the Company’s controlling shareholder; or (v) the Company’s controlling shareholders or any of their relatives. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years. Under the Companies Law, the audit committee is responsible, among others, for (i) identifying deficiencies in the administration of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) ensuring that a competitive process is conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; (iv) setting forth the approval process for transactions that are 'non-negligible' (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee; (v) evaluating the Company’s internal audit program and the performance of the Company’s internal auditor and the resources at his/her disposal; (vi) reviewing the scope of work of the Company’s external auditor and making recommendations regarding his/her salary; and (vii) creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company. The audit committee operates under a charter adopted by the board of directors. A recent amendment to the Companies Law enacted on February 17, 2016, or Amendment 27, allows a company whose audit committee’s composition meets the requirements set for the composition of a compensation committee (as further detailed below) to have one committee acting as both audit and compensation committees.

The Compensation Committee is comprised of Zehava Simon, Dafna Gruber and Raanan Cohen. The function of the compensation committee is described in the approved charter of the committee, and includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s officers, directors and executives and the overall compensation programs and reviewing and approving, or if required by law, approving and recommending for approval by the board of directors, grants and awards under the Company’s equity incentive plans. The primary objective of the committee is to oversee the development and implementation of the compensation policies and plans that are appropriate for the Company in light of all relevant circumstances and which provide incentives that further the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing enduring shareholder value. Under the Companies Law the compensation committee must consist of at least three directors, must include all the external directors, the majority of its members must be external directors, and its chairman must be an external director. In addition, all members of the compensation committee must meet the requirements under the Companies Law for membership in the audit committee, as described above.

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

The Nominating and Corporate Governance Committee is comprised of Alon Dumanis, Michael Brunstein and Zehava Simon. The function of the nominating committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto.

On September 7, 2010, our board of directors resolved to authorize the audit committee to fulfill the scope and act as the Company’s investment committee.

All committees are acting according to written charters that were approved by our board of directors. In February 2012, we adopted an internal enforcement plan which was approved by our board of directors. The internal enforcement plan, as part of which we adopted and implementing procedures and policies in order to comply with the provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), the Companies Law and the applicable guidelines issued by Israeli Securities Authority. The internal enforcement plan includes, among others, the board committees’ charters, procedures with respect to related party transactions, insider trading, reporting and complaints, and a code of conduct.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Ms. Dana Gottesman-Erlich, CPA (Isr.) of BDO Ziv Haft, an independent registered accounting firm which is a part of the BDO international. Ms. Gottesman-Erlich replaced Mr. Guy Sapir, C.P.A (Isr) of Kesselman & Kesselman PwC Israel as our internal auditor as of January 2016. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

6.D          Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2013(*)	2014(*)	2015(*)

Total Personnel	383	404	496

Located in Israel	276	292	301
Located abroad	107	112	195

In operations	91	79	87
In research and development	120	146	180
In global business	149	154	195
In general and administration	23	25	34
_______________________

(*)           The numbers of employees set forth in this table do not include contractors and an insignificant number of temporary employees retained by the Company from time to time.

We were a member of the Industrialists Association in Israel, an employer’s union until December 31, 2006. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, paid vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy and Industry make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation and travel expenses. In Israel, Nova is subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order ensures the pension insurance of most employees which fall under its criteria.

6.E          Share Ownership

Based on information provided to us, our 14 directors and officers listed in Item 6A above, have had, as a group, sole voting and investment power for 534,450 shares beneficially owned by them as of February 3, 2016 (representing 1.97% of the 27,096,436 issued and outstanding ordinary shares of the Company as of such date). Such number includes 504,201 shares subject to options that are immediately exercisable or exercisable within 60 days of February 3, 2016 (expiration dates: 2018 - 2022; exercise prices ($/share): 0.93 - 11.74) and 10,444 RSUs to be vested within 60 days of February 3, 2016. Each of such directors and executive officers beneficially owned less than 1% of the Company’s shares as of such date.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 3, 2016 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans active throughout 2015, are described below:

2007 Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2007, was 2,500,000, subject to future increases or decreases by the Company. On May 1, 2012, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by one million shares, and amend the 2007 Incentive Plan to address a change in the clearing procedures of the TASE. On December 17, 2014, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by two million shares, and to amend the 2007 Incentive Plan. Such amendment includes, among others, a change of the exercise period in the event of termination, and in case of death, disability or retirement of the optionee. In connection with the aforementioned increases, we have not obtained a shareholder approval as required under NASDAQ Listing Rules and followed in lieu home practice rules that do not require such approval. As of December 31, 2015, options to purchase 3,660,206 ordinary shares at an exercise prices which range from $0.43 to $12.45, the fair market value of Nova’s stock based on the dates of grant, were granted under this plan of which, as of December 31, 2015, 1,444,805 options were exercised, 689,362 options were outstanding and exercisable, 458,231 options had been cancelled and 1,067,808 were outstanding and unvested. As of December 31, 2015, 644,094 RSU’s had been issued, of which 376,623 had vested, 14,682 had been cancelled and 252,789 RSU's were outstanding.

On September 12, 2013, our shareholders (following an approval by or compensation committee and board of directors), approved the Company's compensation policy, which includes, among others, provisions relating to equity based compensation for Nova's executive officers. The compensation policy provides, among others, that: (i) such equity based compensation is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company's equity incentive plan in place as may be updated from time to time; (ii) all equity-based incentives granted to executive officers will be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to executive officers (other than directors) will vest gradually over a period of between three to five years; and (iii) all other terms of the equity awards will be in accordance with Nova's incentive plans and other related practices and policies. The board of directors may, following approval by the compensation committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any executive officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law. The compensation policy also provides that the equity based compensation will be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer. The fair market value of the equity based compensation for the executive officers will be determined according to acceptable valuation practices at the time of grant.

Our equity based compensation policy, which was initially adopted in February 2007 and was most recently amended in February 2016, provides, among others, that the exercise price for each option will be equal to the average closing price of the Company's ordinary shares on NASDAQ during the 30-trading day period preceding the day of allocation.

For additional information regarding our employees' incentive plans, see Note 9 of our consolidated financial statements, contained elsewhere in this report.

Item 7. Major Shareholder and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the dates indicated below for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 27,096,436 ordinary shares outstanding as of February 3, 2016.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

Itshak Sharon (Tshuva), Delek Group Ltd., The Phoenix Holdings Ltd. and Excellence Holdings Ltd.(1)	3,545,754	13%

Clal Insurance Enterprises Holdings Ltd.(2)	2,040,835	7.5%

Migdal Insurance & Financial Holdings Ltd.(3)	1,849,531	6.8%

Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation(4)	1,865,156	6.9%

Harel Insurance Investments & Financial Services Ltd.(5)	1,395,800	5.1%

Yelin Lapidot Holdings Management Ltd. (6)	1,470,988	5.4%

(1)           Based upon information provided to the Company by Itshak Sharon (Tshuva), Delek Group Ltd., The Phoenix Holdings Ltd. and Excellence Holdings Ltd. on January 21, 2016 and consist of 273,849 shares held for their own account.

(2)           The information is based upon Amendment No. 4 to Schedule 13G filed with the SEC by Clal Insurance Enterprises Holdings Ltd. and IDB Development Corporation Ltd. on February 16, 2016.

(3)           The information is based upon Amendment to Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd. on February 10, 2016.

(4)           The information is based upon Amendment No. 2 to Schedule 13G filed with the SEC by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation on February 11, 2016.

(5)           The information is based upon Amendment No. 2 to Schedule 13G filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on January 28, 2016.

(6)           The information is based upon Amendment No. 1 to Schedule 13G filed with the SEC by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. on February 2, 2016.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the decrease in the percentage of ownership held by Clal Electronics Industries Ltd. and Clal Industries Ltd., following the sale of our ordinary shares in, 2013. As reported on Amendment No. 9 to Schedule 13D filed with the SEC on May 28, 2013, Clal Electronics Industries Ltd. and Clal Industries Ltd. beneficially owned 1,302,493 of our ordinary shares (then representing 4.87% of our issued and outstanding share capital); (ii);  the increase in the percentage of ownership held by Clal Insurance Enterprises Holdings Ltd. above 5% in 2012, 2013, 2014 and 2015 and the decrease in the percentage of ownership in 2015: (iii) the increase in the percentage of ownership held as a group by Delek Group Ltd., The Phoenix Holdings Ltd. & Excellence Holdings Ltd. above 5% in 2012, 2013, 2014 and 2015 and the increase in the percentage of ownership in 2013 and 2014; (iv) the increase in 2013 and afterwards the decrease in 2014 in the percentage of ownership held by Invicta Capital Management, LLC. As reported on Amendment 8 to Schedule 13G filed with the SEC by Invicta Capital Management on February 14, 2014, Invicta Capital Management beneficially owned 1,157,376 of our ordinary shares (then representing 4.2% of our issued and outstanding share capital); (v) the decrease in the percentage of ownership held by Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue and Rhodora J. Donahue (collectively, "Federated Investors"). As reported on Amendment 3 to Schedule 13G filed with the SEC by Federated Investors on June 7, 2013, Federated Investors beneficially owned 1,286,534 of our ordinary shares (then representing 4.82% of our issued and outstanding share capital); (vi) the increase in the percentage of ownership held by Migdal Insurance & Financial Holdings Ltd., above 5% in 2012, 2013, 2014 and 2015; (vii) the increase in the percentage of ownership held by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation above 5% in 2013, 2014 and 2015; (viii) the increase in the percentage of ownership held by Harel Insurance Investments & Financial Services Ltd., above 5% in 2014 and 2015; and (ix) the increase and then the decrease in the percentage of ownership held by Yelin Lapidot Holdings Management Ltd., above and then below 5% in 2014 and the increase in the percentage of ownership held by Yelin Lapidot Holdings Management Ltd., above 5% in 2015.

As of February 3, 2016, our ordinary shares were held by 15 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 3, 2016, 13 registered holders were U.S. domicile holders and held approximately 0.16% of outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B.           Related Party Transactions

In September 2013, our shareholders approved our compensation policy, which includes, among others, provisions relating to director’s and officers’ liability insurance. Pursuant to the compensation policy, we will provide “directors’ and officers’ liability insurance” for our directors and officers as follows: (i) the annual premium to be paid by us will not exceed 1.5% of the aggregate coverage of the insurance policy; (ii) the limit of liability of the insurer will not exceed the greater of $40 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which will determine that the sums are reasonable considering our exposures, the scope of coverage and the market conditions and that the insurance policy reflects the current market conditions, and it will not materially affect our profitability, assets or liabilities. The compensation policy also provides that upon circumstances to be approved by the compensation committee (and, if required by law, by the board of directors), we will be entitled to enter into a "run off" insurance policy of up to seven years, with the same insurer or any other insurance, as follows: (i) the limit of liability of the insurer will not exceed the greater of $40 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; (ii) the annual premium will not exceed 300% of the last paid annual premium; (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which shall determine that the sums are reasonable considering our exposures covered under such policy, the scope of cover and the market conditions, and that the insurance policy reflects the current market conditions and that it will not materially affect our profitability, assets or liabilities. According to the compensation policy, we may extend the insurance policy in place to include cover for liability pursuant to a future public offering of securities as follows: (i) the additional premium for such extension of liability coverage will not exceed 50% of the last paid annual premium; and (ii) the insurance policy as well as the additional premium will be approved by the compensation committee (and if required by law, by the board of directors) which will determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the insurance policy reflects the current market conditions, and it does not materially affect our profitability, assets or liabilities. In November 2013, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $35,000,000 (including $5,000,000 Side A DIC). This directors’ and officers’ liability insurances were presented and approved by the compensation committee and the board of directors. In February 2015, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $40,000,000 (including $5,000,000 Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee.

In addition, we undertook to indemnify our officers and directors. On June 21, 2012, the shareholders at the annual general meeting approved an amended letter of indemnification to be given to our directors and officers. The amended letter of indemnification addresses recent amendments to the Companies Law and the Israeli Securities Law, and, among others, provides indemnification against monetary liability imposed in favor of injured parties in administrative procedures under the Israeli Securities Law and expenses related to such procedures, including reasonable litigation expenses and attorneys’ fees. The aggregate indemnification amount that the Company can pay to all its officers and directors pursuant to these letters of indemnification will not exceed 25% of the Company’s shareholders equity, according to the most recent consolidated financial statement prior to the date of indemnification payment. Prior to that, we undertook to indemnify our officers and directors up to an aggregate amount of $10,000,000 or 25% of the Company’s shareholders equity, the higher of the two. Pursuant to our compensation policy, which was approved by our shareholders in September 2013, we may indemnify our directors and officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the officer, as provided in the indemnity agreement between us and such individuals, all subject to applicable law and our articles of association. Our compensation policy also provides that we may exempt our directors and officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis our company, to the fullest extent permitted by applicable law.

At our 2013 annual general meeting, our shareholders approved an extension to the exercise period of 326,662 options held by Mr. Gabi Seligsohn, our former President and Chief Executive Officer until the earlier of October 15, 2015 and the expiration date of any option according to its terms. This amendment is consistent with our compensation policy, which was approved by our shareholders at the same annual general meeting.

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

Item 8. Financial Information

8.A          Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements” in this annual report on Form 20-F and pages F-1 through F-31.

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

NASDAQ
	Price per share (US$)
	High	Low
Yearly highs and lows

2010	8.48	3.63
2011	11.79	5.11
2012	9.28	6.82
2013	10.31	7.68
2014	12.25	9.5
2015	13.34	9.43

Quarterly highs and lows

2013
First quarter	9.67	7.68
Second quarter	10.31	8.25
Third quarter	9.38	8.40
Fourth quarter	9.86	8.32
2014
First quarter	12.25	9.82
Second quarter	12.13	9.63
Third quarter	12.19	9.77
Fourth quarter	10.83	9.5
2015
First quarter	12.10	10.04
Second quarter	13.34	10.57
Third quarter	13.06	9.43
Fourth quarter	11.20	9.55
2016
First quarter (until February 15, 2016)	10.11	8.57

Monthly highs and lows

August 2015	12.44	10.13
September 2015	11.16	9.43
October 2015	10.6	9.55
November 2015	11.01	10.39
December 2015	11.20	9.74
January 2016	10.11	8.57
February 2016 (until February 15, 2016)	9.79	9.14

Tel Aviv Stock Exchange
	Price per share (NIS)
	High	Low
Yearly highs and lows

2010	30.50	14.50
2011	40.99	20.00
2012	36.58	26.04
2013	36.99	29.02
2014	42.55	33.99
2015	50.67	37.53

Quarterly highs and lows

2013
First quarter	35.70	29.02
Second quarter	36.99	31.01
Third quarter	34.39	30.05
Fourth quarter	34.15	29.70
2014
First quarter	42.55	34.35
Second quarter	41.50	33.99
Third quarter	41.98	34.50
Fourth quarter	41.78	36.51
2015
First quarter	48.50	39.77
Second quarter	50.67	40.93
Third quarter	48.96	37.66
Fourth quarter	43.89	37.53
2016
First quarter (until February 15, 2016)	39.92	34.10

Monthly highs and lows

August 2015	47.50	39.00
September 2015	43.26	37.66
October 2015	40.89	37.53
November 2015	43.89	40.00
December 2015	43.38	38.96
January 2016	39.92	34.10
February 2016 (until February 15, 2016)	38.47	35.00

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

In addition, an extraordinary transaction between a public company and a controlling shareholder (i.e. a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from its position on the board of directors or any other position with the company), or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, a transaction between a public company and a controlling shareholder, the controlling shareholders' relative, or entities under its control, directly or indirectly, with respect to services to be provided to the public company, and a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, who is an office holder or an employee, requires the approval of the audit committee or, in some cases, the compensation committee (see "— Compensation of Officers and Directors" in this Item below), the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements: (i) the majority must include at least a majority of the shares of the voting shareholders who have no personal interest in the transaction (in counting the total votes of such shareholders, abstentions are not taken into account); or (ii) the total of opposition votes among the shareholders who have no personal interest in the transaction may not exceed 2% of the aggregate voting rights in the company. Any such transaction the term of which is more than three years, must be approved in the same manner every three years, unless the audit committee has determined that longer term is reasonable under the circumstances.

According to the Companies Law, if an extraordinary transaction is discussed by the board of directors or the audit committee, directors and office holders that have personal interest in the proposed transaction, may not participate in the discussion or vote. However, if the majority of the members of the audit committee or the board of directors (as applicable) have personal interest in the proposed transaction, then all directors (including those with personal interest) may participate in the discussion and vote, provided that in the event the majority of the members of the board of directors have personal interest in the transaction, said transaction will also be subject to the approval of the Company's shareholders meeting.

Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors is comprised of annual compensation and a per meeting payment ranging as stated in the regulations. These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is approximately NIS 115,400 per annum and approximately NIS 3,470 per meeting, as adjusted for changes in the Israeli CPI twice a year. The approval of the shareholders of the company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. If the shareholder's approval is required, it has to be done in the same manner as the approval of transactions with office holders and directors regarding their terms of engagement with the company (see "— Compensation of Officers and Directors" in this Item below). The compensation of external directors may also be linked to the compensation of other directors, subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable does not fall below the lowest amount granted to any other director and does not exceed the average amount of stock granted to all other directors. The regulations also allow an increased compensation to external directors that are considered “expert external directors” under the terms set forth in said regulations.

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

Changes of Rights of Holders of the Shares. According to the Amended Articles, any change in the rights and privileges of the holders of any class of shares requires the approval of a class meeting of such class of shares by a simple majority (unless otherwise provided by the Companies Law or the regulations thereto or by the terms of issue of the shares of that class).

Shareholders Meetings. An annual meeting should be convened at least once every calendar year, and no later than 15 months after the preceding annual meeting, to review the Company’s financial statements and to transact any other business required pursuant to the Amended Articles or to the Companies Law, and any other matter which the board of directors places on the agenda of the annual meeting, at a time and place that the board of directors will determine. A special meeting may be called by the board of directors and at the demand of any of the following: two directors or one-quarter of the directors then serving; one or more shareholders who hold at least five per cent of the issued and outstanding capital stock and at least one percent of the voting rights in the Company; or one or more shareholders who hold at least five percent of the voting rights in the Company.

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

Board of Directors. The Amended Articles provide that directors may be elected either at our annual general meeting or a special meeting of shareholders by a vote of the holders of more than 50% of the total number of votes represented at such meeting. In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors does not exceed the maximum number of directors permitted by the Amended Articles. Each of our directors (except our external directors) holds office until the next annual general meeting of shareholders. The Companies Law provides that a person, who is, directly or indirectly subordinated to the chief executive officer of a public company, may not serve as the chairman of its board of directors. In addition, neither the chief executive officer nor his relative is eligible to serve as chairman of the board of directors (and vice versa), unless such nomination was approved by a majority of the company’s shareholders for a term not exceeding three years, and either: (i) such majority included the majority of the voting shareholders (shares held by abstaining shareholders are not considered) which are not controlling shareholders and have not personal interest regarding the decision; or (ii) the aggregate number of shares voting against the proposal did not exceed 2% of company voting shareholders. The term can be extended for additional three year terms, in the same manner.

The Companies Law provides that Israeli public companies must have at least two external directors, and following Amendment 27 any and all of such external directors are no longer required to be Israeli residents in case of a company listed on a foreign stock exchange (such as our Company). External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by the Companies Law, i.e., for an initial term of three years, which may be extended for two  additional three-year terms (provided that the re-election for additional term was presented by the external director whose tenure is about to end or  by the board of directors or by one or more shareholders that own, in the aggregate, 1% or more of the Company's outstanding share capital), and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company. The election and re-election of external directors, requires the affirmative vote of a majority of the shares and in addition either that (i) a majority of the shares held by shareholders who are not controlling shareholders or a have personal interest in the election (other than a personal interest unrelated to the controlling shareholders) attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders are not be considered) or (ii) the aggregate number of shares voting against the proposal held by such shareholders has not exceeded 2% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position (such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed. An external director is qualified for nomination as an external director, only if he/she has either professional qualifications or accounting and financial expertise. At least one of the external directors must have accounting and financial expertise. However, a company whose shares are traded in certain exchanges outside of Israel, including The NASDAQ Global Select Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise, as long as another independent director for audit committee purposes who has such expertise serves on the board of directors pursuant to the applicable foreign securities laws. In such case all external directors will have professional qualification.

Regulations adopted under the Companies Law provide that a director with accounting and financial expertise is a director that due to his education, experience and skills has high expertise and understanding in business-accounting matters and financial statements in a way that enables him to deeply understand the financial statements of the company and to facilitate discussion with respect to the way the financial data should be presented. The assessment of the accounting and financial expertise of a director should be made by the board of directors, who has to take into consideration, inter alia, the education, experience and knowledge of the director in the following subjects:

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

(2)	A holder of another academic degree or is otherwise a graduate of higher education in a major field of business of the company or in other field which is relevant to the role; and

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

Our board of directors determined that each of Ms. Dafna Gruber and Ms. Zehava Simon has accounting and financial expertise as described in the regulations promulgated pursuant to the Companies Law, and that, therefore, the requirements of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

Under the Companies Law, the majority of the members of the audit committee must be independent directors. A public company may classify a director as independent only if (i) the audit committee has determined that he or she is qualified to serve as an external director (with the exception that such director does not have to have professional qualifications or accounting and financial expertise in order to serve as an independent director), and (ii) he or she is not serving as a director in the company for more than consecutive nine years (only a period of two or more years, in which such person did not serve as a director in the company, will be deemed to discontinue the nine year sequence). A majority of our board members are independent, in accordance with NASDAQ Listing Rules and the Companies Law.

Compensation of Officers and Directors. Under the Companies Law, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F.

Pursuant to the Companies Law, the compensation policy must be approved by the company's board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the "Majority Requirement"): (i) the majority should include at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions are not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

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

In addition, the Companies Law provides that the following matters must be included in the compensation policy (the "Compensation Policy Mandatory Provisions"): (i) the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non-measurable criteria taking into account the relevant person's contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

Pursuant to the Companies Law, any transaction with an office holder (except directors and the chief executive officer of the company) with respect to such office holder's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a 'Public Pyramid Held Company'. For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the chief executive officer even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the chief executive officer must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO does not have to be approved by the shareholders of the company, provided that: (i) the chief executive officer is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction are consistent with the provisions of the company's compensation policy. Under the Companies Law, non-material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the chief executive officer), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law provides that such transaction is subject to the approval of the compensation committee, the board of directors and the shareholders' meeting. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

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

The Israeli parliament (the Knesset) has enacted the Promotion of Competition and Reduction of Centralization Law, 5774-2013 (the "Centralization Law"), which, among others, imposes new constraints and stricter corporate governance rules on pyramid conglomerates, and forces separation between equity holdings in significant non-financial corporate businesses and equity holdings in significant financial businesses. The Centralization Law has entered into force on December 11, 2013.

Changes in Capital. Our share capital may be increased or decreased by a vote of our shareholders in accordance with the Companies Law.

Acquisition of a Controlling Stake. According to the Companies Law, an acquisition pursuant to which a purchaser will hold a  “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser will hold more than 45% of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but only by way of a special tender offer (as defined in the Companies Law) made to all of the company’s shareholders on a pro rata basis. A special tender offer may not be consummated unless a majority of the shareholders who announced their stand on such offer have accepted it (in counting the total votes of such shareholders, shares held by the controlling shareholders, shareholders who have personal interest in the offer, shareholders who own 25% or more of the voting rights in the company, relatives or representatives of any of the above or the bidder and corporations under their control, shall not be taken into account). A shareholder may be free to object to such an offer without such objection being deemed as a waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Shares purchased not in accordance with those provisions will become “dormant shares” and will not grant the purchaser any rights so long as they are held by the purchaser.

Acquisition. A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, own more than 90% of the target company’s issued and outstanding share capital or of certain class of its shares, is required by the Companies Law to make a full tender offer (as defined in the Companies Law) to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether or not it accepted the tender offer (unless otherwise provided in the offering memorandum), may, within six (6) months from the date of acceptance of the tender offer, petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

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

10.C       Material Contracts

In April 2015, we consummated the acquisition of 100% of the equity of ReVera Incorporated, a privately held company headquartered in Santa Clara, California for $46.5 million in cash from existing funds, on a cash free, debt free basis. The Agreement and Plan of Merger dated March 11, 2015 by and among Nova Measuring Instruments Ltd., ReVera Incorporated, Neptune Acquisition Inc., and the Representative (named therein) is filed as exhibit to this annual report on Form 20-F.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2016 tax year.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

 Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the “Investments Law ”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Economy and Industry of the State of Israel the (“Investment Center”), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

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

The Company has elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at referred above ranged between 10%-25%. Under the Investment Law, the transfer of funds from the Company to shareholders and other related parties may be deemed to be regarded as a dividend distribution for this purpose in certain circumstances. Dividends paid out of income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15%, if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, which the company qualifies as a FIC, there is no such time limitation.

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

Currently, we have three Approved Enterprise plans under the Investments Law, which entitle us to certain tax benefits. Each of these Approved Enterprises is under the Alternative Track, which allows us, inter alia, a two year period of exemption of taxes for undistributed income pertaining to these enterprises. Some of these plans have already expired (before their benefits were utilized). In 2011, based on Company investments in property and equipment in the years 2009 and 2008, the Company submitted a request to approve a new plan (fourth plan) as a Benefitted Enterprise in accordance with the Amendment to the Investment Law. The commencing year was 2010. The expected expiration year is 2021.

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

 The provisions of the 2011 Amendment do not apply to existing “Benefited Enterprises” or “Approved Enterprises”, which will continue to be entitled to the tax benefits under the Investment Law, as has been in effect prior to the New Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the Israeli Tax Authority, not later than the date prescribed for the filing of the company’s annual tax return for the respective year,. A company owning a Benefited Enterprise or Approved Enterprise which made such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Benefited Enterprise to its Israeli corporate shareholders tax free.

1 In august 2013, the Israeli Parliament (the Knesset) approved an amendment to the Investments Law pursuant to which the previously scheduled gradual reduction in the tax rates applicable to Preferred Enterprises would be repealed as of 2014 to the tax rates reflected on the above table

Until the end of 2015, we did not utilize tax benefits related to Preferred Enterprises. Starting 2016, we expect to start utilizing such benefits, with a related tax rate of 16%.

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

Taxation of the Company Shareholders

Capital Gains

 Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding twelve (12) months period, such gain will be taxed at the rate of 30%.

The real capital gain derived by corporations will be generally subject to the ordinary corporate tax (25% in 2016).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 25% for corporations in 2016 and a marginal tax rate of up to 50% in 2016 for individuals, including a 2% excess tax for high earning individuals whose taxable income from Israeli sources exceeds a certain threshold (approximately NIS 811,000 in 2015). Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the  Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition will not apply to shares purchased on or after  January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

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

Dividends

As of January 1, 2014, any distribution of dividends from income attributed to a Preferred Enterprise is generally subject to a tax at a rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed. As of January 1, 2014, dividends distributed from income attributed to an Approved Enterprise and/or a Benefited Enterprise are subject to a tax rate of 20%. Notwithstanding the above, a reduced 15% tax rate will be applicable if the dividend was distributed out of income of: (i) Approved Enterprise activated prior to 2014;or (ii) Benefited Enterprise with a "Year of Election" prior to 2014. Those rates may be further reduced under the provisions of any applicable double tax treaty.

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

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding a certain threshold (approximately NIS 811,000 for 2015, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to income derived from , dividends, interest and capital gains.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2015. For 2015, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2015. Nonetheless, there is a risk that we were a PFIC in 2015 or we will be a PFIC in 2016 or subsequent years because there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2016 or a subsequent year. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

The Hiring Incentives to Restore Employment Act of March 2010 (the “HIRE Act”), including the Foreign Account Tax Compliance Act (“FATCA”) provisions promulgated thereunder, generally provides that (1) a 30% withholding tax may be imposed on certain payments of U.S. source income (such as dividends) to certain non-U.S. holders, and (2) beginning January 1, 2019, a 30% withholding tax may be imposed on the proceeds from the sale of property by certain non-U.S. holders that could give rise to certain types of U.S. source payments.  Withholding is generally required unless such non-U.S. holders enter into an agreement with the IRS to disclose the name, address and taxpayer identification number of certain U.S. persons that own, directly or indirectly, interests in such non-U.S. holders, as well as certain other information relating to such interests.  Non-U.S. holders should consult their own tax advisors regarding the possible implications and obligations of FATCA and the HIRE Act on the purchase, ownership and disposition of our common stock.

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

Impact of Currency Fluctuation

Because our results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily the NIS, the Euro and the Japanese Yen) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2015, the value of the U.S. dollar revaluated against the NIS by 0.3%%, revaluated against the Yen by approximately 0.7% and revaluated against the Euro by approximately 21%. During the first six months of 2015 the value of the U.S. dollar devaluated against the NIS by approximately 3%, revaluated against the Yen by approximately 2.3% and revaluated against the Euro by 8.5%. During the last six months of 2015 the value of the U.S. dollar revaluated against the NIS by approximately devaluated against the Yen by approximately 1.6% and revaluated against the Euro by approximately 2.9%.

As of December 31, 2015, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2015, and are expected to continue to be affected by such currency fluctuations in 2016.

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

In 2015, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $59 million with settlement dates through 2015-2016, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $59 million. In accordance with ASC 815-10, we recorded in 2015 an increase of approximately $1.1 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2015, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currency, held at December 31, 2015, by approximately $0.75 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

  (a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management’s evaluation of internal control over financial reporting excluded the internal control activities of ReVera Incorporated, which we acquired in April 2015. Total assets subject to ReVera’s internal control over financial reporting represented approximately 14% of our consolidated total assets for the fiscal year ended December 31, 2015. Total operating income subject to ReVera’s internal control over financial reporting represented approximately 20% of our consolidated total operating income for the fiscal year ended December 31, 2015.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this evaluation, we used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2015.

 (c)         Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-3.

 (d)        There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that our audit committee includes one audit committee financial expert, as defined by Item 16A of Form 20-F, Ms. Dafna Gruber is an independent director as such term is defined by Rule 5605(a)(2) of The NASDAQ Stock Market.

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

Item 16C. Principal Accountant Fees and Services

Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors as of fiscal year 2015. In fiscal year 2014, Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Brightman Almagor Zohar & Co.”) has acted as our registered public accounting firm and independent auditors.

Audit Fees

Kost Forer Gabbay & Kasierer audit fee for the fiscal year 2015 was approximately $240,000, including fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. The audit fee in 2015 include fees associated with the audit of management assessment of internal control over financial reporting, annual tax returns and audit of reports to OCS. Brightman Almagor Zohar & Co. audit fee for the fiscal year 2014 was approximately $135,000, including fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. The audit fees in 2014 include fees associated with the audit of management assessment of internal control over financial reporting, annual tax returns and audit of reports to OCS.

Audit-Related Fees

Neither Kost Forer Gabbay & Kasierer nor Brightman Almagor Zohar & Co. billed the company for any audit-related services in 2015 or 2014, respectively, except as included under the caption “Audit Fees”.

Tax Fees

Neither Kost Forer Gabbay & Kasierer nor Brightman Almagor Zohar & Co. billed the company for any tax advice services in 2015 or 2014, respectively.

All Other Fees

Other than the audit fees described above, other fees of Kost Forer Gabbay & Kasierer were approximately $28,000 for the fiscal year 2015, and included services related to SEC regulation consulting and OCS application support. Brightman Almagor Zohar & Co. other fees than the audit fees described above, were $1,000 for fiscal year 2014, and included services related to information technology.

Pre-Approval Policies for Non-Audit Services

Prior to the engagement of our independent auditors each year, the engagement is approved by the audit committee of the board of directors. The Company’s audit committee rules of procedure provide for a process with respect to the prior approval of all services, including non-audit services, to be performed by the independent auditors for the Company. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal year 2015 and by Brightman Almagor Zohar & Co. in fiscal year 2014.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In March 2014, we announced a $12 million repurchase program of the Company’s ordinary shares. Through February 28, 2016, we spent an aggregate of $11 million to repurchase 1,003,778 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b)Average Price Paid per Ordinary Share	(c)Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d)Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)
May, 2015	88,805	12.12	728,636	4,198
June, 2015	25,142	12.44	753,778	3,885
July, 2015	25,000	12.45	778,778	3,574
August, 2015	135,000	12.08	913,778	1,943
September, 2015	90,000	10.79	1,003,778	972

Item 16F. Change in Registrant’s Certifying Accountant

Under the Companies Law and the Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Amended and Restated Articles of Association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s appointment and remuneration is required under the corporate governance rules of the NASDAQ Stock Market.

Following a review selection process supervised by the audit committee, the Company proposed that Kost Forer Gabbay & Kasierer be appointed as its independent auditor. The appointment of Kost Forer Gabbay & Kasierer as independent auditor was approved by shareholders on April 28, 2015. Kost Forer Gabbay & Kasierer was appointed instead of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohamtsu ("Brightman Almagor Zohar & Co."), which previously acted as the independent auditors of the Company.

Brightman Almagor Zohar & Co.'s reports on the Company’s consolidated financial statements for the years ended December 31, 2014 and 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years and the subsequent interim period preceding the expiry of Brightman Almagor Zohar & Co.'s engagement as external auditor, there were: (i) no “disagreements” (within the meaning of Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) with Brightman Almagor Zohar & Co. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Brightman Almagor Zohar & Co., would have caused it to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements of the Company; and (ii) no “reportable events” (as such term is defined in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided Brightman Almagor Zohar & Co. with a copy of this Item 16F prior to its filing with the U.S. Securities and Exchange Commission and requested Brightman Almagor Zohar & Co. to furnish to the Company a letter addressed to the SEC stating that it agrees with the statements made above. A copy of Brightman Almagor Zohar & Co.'s letter dated February 29, 2016, is attached as Exhibit 15.3 to this Form 20-F.

During the Company’s two most recent fiscal years and the subsequent interim period preceding Kost Forer Gabbay & Kasierer’s appointment as external auditor, neither the Company nor anyone on its behalf consulted Kost Forer Gabbay & Kasierer regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company that Kost Forer Gabbay & Kasierer concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” or “reportable event” (within the meaning of Item 16F of Form 20-F and Item 16F(a)(1)(v) of Form 20-F, respectively).

In approving the selection of Kost Forer Gabbay & Kasierer as the Company’s independent certifying accountant, the Audit Committee considered all relevant factors, including any non-audit services previously provided by Kost Forer Gabbay & Kasierer to the Company. During the two most recent fiscal years prior to the date of their engagement, Kost Forer Gabbay & Kasierer provided non-audit related consultancy services to the Company in connection with OCS applications in the aggregate amount of approximately $35,000 and tax related consulting fees in the aggregate amount of approximately $5,000.

Item 16G. Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on The NASDAQ Global Select Market.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-31.

Item 19. Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NOVA MEASURING INSTRUMENTS LTD.

We have audited the accompanying consolidated balance sheet of Nova Measuring Instruments Ltd. and its subsidiaries (collectively, the "Company") as of December 31, 2015 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for the year ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nova Measuring Instruments Ltd. and its subsidiaries at December 31, 2015, and the consolidated results of their operations and their cash flows for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway (2013 framework), and our report dated February 29, 2016 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 29, 2016	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

NOVA MEASURING INSTRUMENTS LTD.

We have audited Nova Measuring Instruments Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

As indicated in the accompanying Assessment of Internal Control, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Revera Inc., which is included in the 2015 consolidated financial statements of Nova Measuring Instruments Ltd (and subsidiaries) and constituted approximately 14% of total assets, as of December 31, 2015 and approximately 20% of operating income, for the year then ended. Our audit of internal control over financial reporting of Nova Measuring Instruments Ltd (and subsidiaries) also did not include an evaluation of the internal control over financial reporting of Revera Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company and subsidiaries as of December 31, 2015 and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2015, and our report dated February 29, 2016 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 29, 2016	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Nova Measuring Instruments LTD.

We have audited the accompanying consolidated balance sheet of Nova Measuring Instruments LTD. and subsidiaries (the "Company") as of December 31, 2014 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for the two years ended December 31, 2014 and December 31, 2013, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nova Measuring Instruments LTD. and subsidiaries as of December 31, 2014 and the results of their operations and their cash flows for the two years ended December 31, 2014 and December 31, 2013, respectively, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 25, 2015

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 1 5	2 0 1 4
ASSETS
Current assets
Cash and cash equivalents	$27,733	$13,649
Short-term interest-bearing bank deposits	69,298	107,289
Held for trading securities	-	1,995
Trade accounts receivable, net of allowance for doubtful accounts of $124 and $179, respectively	19,046	15,566
Inventories (Note 4)	27,683	16,107
Deferred tax assets (Note 10)	3,540	142
Other current assets	2,677	2,928
Total current assets	149,977	157,676

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets (Note 10)	5,735	1,654
Other long-term assets	211	169
Severance pay funds (Note 7)	1,514	1,580
Property and equipment, net (Note 5)	11,062	11,450
Intangible assets, net (Note 3)	17,906	-
Goodwill (Note 3)	20,114	-
Total long-term assets	57,292	15,603

TOTAL ASSETS	$207,269	$173,279

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$14,378	$11,568
Deferred revenues	5,828	3,022
Deferred tax liabilities (Note 10)	956	-
Other current liabilities (Note 6)	15,996	12,606
Total current liabilities	37,158	27,196

Long-term liabilities
Liability for employee severance pay (Note 7)	2,469	2,465
Deferred revenues	-	36
Deferred tax liabilities (Note 10)	5,760	-
Other long-term liability	822	-
Total long-term liabilities	9,051	2,501

Commitments and contingencies (Note 8)

TOTAL LIABILITIES	46,209	29,697

SHAREHOLDERS’ EQUITY (Note 9)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000 shares
27,093,937 shares issued and outstanding at December 31, 2015 and 27,137,051 shares issued and outstanding at December 31, 2014	73	73
Additional paid-in capital	123,977	118,985
Accumulated other comprehensive loss	(114)	(1,177)
Treasury shares	(11,028)	(6,726)
Retained earnings	48,152	32,427
Total shareholders’ equity	161,060	143,582

Total liabilities and shareholders’ equity	$207,269	$173,279

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Revenues:
Products	$111,178	$92,208	$89,410
Services	37,336	28,410	22,099
Total revenues	148,514	120,618	111,509

Cost of revenues:
Products	50,691	39,784	37,765
Services	20,743	17,221	14,673
Total cost of revenues	71,434	57,005	52,438

Gross profit	77,080	63,613	59,071

Operating expenses:
Research and development expenses, net (Note 20)	39,703	29,498	29,578
Sales and marketing expenses	15,967	12,747	11,963
General and administrative expenses	8,511	4,457	5,197
Amortization of intangible assets	1,318	-	-
Total operating expenses	65,499	46,702	46,738

Operating income	11,581	16,911	12,333

Financing income, net	643	563	693

Income before tax on income	12,224	17,474	13,026

Income tax expenses (benefit)	(3,501)	(1,178)	2,511

Net income for the year	$15,725	$18,652	$10,515

Earnings per share:
Basic	$0.58	$0.68	$0.39
Diluted	$0.57	$0.67	$0.38

Shares used in calculation of earnings per share:
Basic	27,185	27,447	27,091
Diluted	27,510	27,807	27,373

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Net income for the year	$15,725	$18,652	$10,515

Other comprehensive income (loss) ("OCI") related to:
Gain (loss) recognized in OCI (Note 13)	(142)	(1,844)	1,273
Gain (loss) reclassified from OCI to income (Note 13)	1,205	126	(1,181)
Other compressive income (loss)	1,063	(1,718)	92

Total comprehensive income for the year	$16,788	$16,934	$10,607

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share amounts which are reflected in thousands)

					Accumulated
	Ordinary			Additional	Other			Total
	Shares			Paid-in	Comprehensive	Treasury	Retained	Shareholders’
	Number	Amount		Capital	Income (Loss)	Shares	Earnings	Equity

Balance as of January 1, 2013	26,682	72		110,990	449	-	3,260	114,771
Issuance of shares in connection with employee share-based plans	514	(*	)	1,191				1,191
Issuance of shares upon exercise of options	85	(*	)					(*	)
Stock based compensation				2,095	-		-	2,095
Other comprehensive income		-		-	92		-	92
Net income for the year							10,515	10,515
Balance as of December 31, 2013	27,281	72		114,276	541	-	13,775	128,664

Issuance of shares in connection with employee share-based plans	474	1		2,585				2,586
Issuance of shares upon exercise of options	22	(*	)					(*	)
Stock based compensation				2,124				2,124
Share repurchase	(640)					(6,726)		(6,726)
Other comprehensive income					(1,718)			(1,718)
Net income for the year							18,652	18,652
Balance as of December 31, 2014	27,137	73		118,985	(1,177)	(6,726)	32,427	143,582

Issuance of shares in connection with employee share-based plans	288	1		2,318				2,319
Issuance of shares upon exercise of options	33	(*	)					(*	)
Stock based compensation				2,674				2,674
Share repurchase	(364)	(1)				(4,302)		(4,303)
Other comprehensive income					1,063			1,063
Net income for the year							15,725	15,725
Balance as of December 31, 2015	27,094	73		123,977	(114)	(11,028)	48,152	161,060

(*)	Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Cash flows from operating activities:

Net income for the year	$15,725	$18,652	$10,515

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,597	3,951	3,522
Amortization of acquired intangible assets	5,023	-	-
Loss related to equipment and inventory damage	-	-	148
Stock-based compensation	2,674	2,124	2,095
Loss (gain) on securities	(10)	175	-
Deferred tax assets, net	(5,046)	(1,626)	1,898
Increase (decrease) in liability for employee termination benefits, net	70	(71)	17
Decrease (increase) in trade accounts receivables	(1,959)	12,381	(10,585)
Decrease (increase) in inventories	(1,949)	2,226	(1,783)
Decrease (increase) in other current and long term assets	370	408	(1,234)
Increase (decrease) in trade accounts payables	1,604	(4,038)	4,517
Increase in other current liabilities and other long term liabilities	3,329	64	3,054
Increase (decrease) in short and long term deferred revenues	1,361	(703)	(1,173)

Net cash provided by operating activities	25,789	33,543	10,991

Cash flows from investment activities:
Decrease (increase) in short-term interest-bearing bank deposits	37,991	(27,737)	(4,513)
Decrease in long-term interest-bearing bank deposits	-	-	(345)
Proceeds from (investments in) short-term available for sale securities	-	1,617	(1,845)
Proceeds from (investments in) short-term held for trading securities	2,005	(1,942)	-
Acquisition of subsidiary, net of acquired cash (Note 3)	(45,344)	-	-
Reimbursement from insurance claim	-	-	219
Additions to property and equipment	(4,373)	(5,234)	(4,119)

Net cash used in investing activities	(9,721)	(33,296)	(10,603)

Cash flows from financing activities:
Purchases of treasury shares	(4,303)	(6,726)	-
Shares issued under employee share-based plans	2,319	2,586	1,191

Net cash provided by (used in) financing activities	(1,984)	(4,140)	1,191

Increase (decrease) in cash and cash equivalents	14,084	(3,893)	1,579
Cash and cash equivalents - beginning of year	13,649	17,542	15,963
Cash and cash equivalents - end of year	$27,733	$13,649	$17,542

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

On April 2, 2015, the Company completed the acquisition of 100% shares of ReVera Inc. (hereinafter – ReVera) a privately-held U.S. company. For more details see Note 3.

The ordinary shares of the Company are traded on The NASDAQ Global Market since April, 2000 and on the Tel-Aviv Stock Exchange since June, 2002.

NOTE 2          -              SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The following is a summary of the significant accounting policies, which were applied in the preparation of these financial statements, on a consistent basis:

A.	Principles of Consolidation and Basis of Presentation:

The Company’s consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries (“the Company”), after elimination of material intercompany transactions and balances.

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

Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars in accordance with the principles set forth in Accounting Standards Codification Topic No. 830 (“ASC 830”), “Foreign Currency Translation”. All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2         -              SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Cash and Cash Equivalents:

Cash and cash equivalents represent short-term highly liquid investments (mainly interest-bearing deposits) with maturity dates not exceeding three months from the date of deposit.

E.	Short Term Bank Deposit:

Short term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

F.	Allowance for Doubtful Accounts:

The allowance for doubtful accounts is computed on the specific identification basis.

G.	Business Combination:

The company accounts for business combination in accordance with ASC No, 805, “Business Combination”. ASC No. 805 requires recognition of assets acquired and liabilities assumed at the acquisition date, measured at their fair values as of that date. Any access of the fair value of net assets acquired over purchased price and any subsequent changes in estimated contingencies are to be recorded in the consolidated statements of operations.

H.	Held for trading Securities:

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

I.	Inventories:

Inventories are presented at the lower of cost or market. Cost is determined as follows:

Raw materials-on the average cost basis.

Finished goods and work in process - on actual production cost basis (materials, labor and indirect manufacturing costs).

The Company writes down product inventory, based on slow moving items, and assumptions about future demands, market conditions.

J.	Property and Equipment:

Property and equipment are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets. Estimated useful life, in years, is as follows:

Years

Electronic equipment	3-7
Office furniture and equipment	7-15
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

Deprecation methods, useful lives and residual values are reviewed at the end each reporting year and adjusted if appropriate.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2         -              SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Accrued Warranty Costs:

Accrued warranty costs are calculated in respect of the warranty period on the Company’s products and are based on the Company’s prior experience and in accordance with management’s estimate. The estimated future warranty obligations are affected by the warranty periods, install base, labor and other related costs incurred in correcting a product failure.

L.	Intangible Assets:

Intangible assets that are not considered to have an indefinite useful life are amortized using mainly the straight-line basis over their estimated useful lives, as noted below. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the assets. If the assets are considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired assets.

Weighted Average Useful Life (Years)
Technology	7
Customer relationships	10
Backlog	Per occurrence
IPR&D	(*)

(*) Will be determined upon successful launch of the related product.

As of December 31, 2015 no impairment losses were identified.

M.	Goodwill:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions of ReVera. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

ASC 350, "Intangibles – Goodwill and Other", prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. The Company has an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

For the period ended December 31, 2015, the Company performed an annual impairment analysis and no impairment losses have been identified.

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

Revenues from sales which were not yet determined to be final sales due to acceptance provisions are deferred and included in deferred revenues. In cases where collectability is not probable, revenues are deferred and recognized upon collection.

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized.

O.	Research and Development:

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Office of the Chief Scientist (“OCS”) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Royalty expenses are determined based on actual revenues and presented in cost of revenues. Research and development grants recognized during the years ended December 31, 2015, 2014 and 2013 were $1,237, $3,490 and $1,470, respectively.

P.	Income Taxes:

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2         -              SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Share-Based Compensation:

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

Stock Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2 0 1 5	2 0 1 4	2 0 1 3
Risk-free interest rate	1.41%	1.61%	1.35%
Expected life of options	4.62 years	4.75 years	4.75 years
Expected volatility	35.67%	45.29%	68.13%
Expected dividend yield	0%	0%	0%

R.	Earnings per Share:

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period, net of treasury shares. Diluted earnings per share reflect the potential dilutive effect of all convertible securities. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 946,829 in 2015, 526,381 in 2014 and 939,366 in 2013.

Basic earnings per share in 2015, 2014 and 2013 were $0.58, $0.68 and $0.39 respectively. Diluted earnings per share in 2015, 2014 and 2013 were $0.57, $0.67 and $0.38 respectively.

S.	Treasury Shares:

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

T.	Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade receivables and foreign currency derivative contracts.

The majority of the Company’s cash and cash equivalents and bank deposits are invested in dollar instruments with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are corporations with high credit standing. Accordingly, management believes that low credit risk exists with respect to these financial investments.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2         -              SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Fair Value Measurements:

The fair values of the Company cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying amounts due to their short-term nature. The estimated fair values of the derivative instruments are calculated based on market rates to settle the instruments. These values represent the estimated amounts the Company would receive upon sale or pay upon transfer, taking into consideration current market rates. The Company calculate derivative asset and liability amounts using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument, taking into account credit risk. The fair value of the Company derivative contracts (including forwards and options) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the Company derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the Company option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource.

V.	Derivative Financial Instruments:

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

W.	Impairment of Long-Lived Assets:

Long-lived assets, held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset Company) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset Company) would be written down to their estimated fair values.

The Company performed an impairment review and did not identify any indicators.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2         -              SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	New Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. The standard provides companies with a single model for accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. In August 2015, the FASB issued ASU 2015-14, Deferral of the Effective date, which defers the required adoption date of ASU 2014-09 by one year. As a result of the deferred effective date, ASU 2014-09 will be effective for the Company in its first quarter of fiscal 2018. Early adoption is permitted but not before the original effective date of the new standard of the first quarter of fiscal 2017. The Company is currently evaluating the impact of the guidance on its consolidation financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred taxes. This amendment requires that all deferred tax assets and liabilities, along with any related valuation allowances, be classified as noncurrent on the balance sheet. ASU 2015-17 is effective for annual and interim reporting periods ending after December 15, 2017. Early adoption is permitted, and the new guidance may be applied either prospectively or retrospectively. The Company hasn’t adopted this guidance as of December 31, 2015.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330), Simplifying the Measurement of Inventory.” This ASU is intended to simplify subsequent measurement of inventory. An entity should measure inventory within a scope of this ASU at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. The standard is effective for annual periods and interim periods within those annual periods beginning after December 15, 2016. The Company has not yet selected a transition method nor determined the impact of the new standard on its consolidated financial statements.

NOTE 3         -               ACQUISITION OF REVERA INC.

On April 2, 2015 (“the Closing Date”), The Company completed the acquisition of ReVera Inc. (“ReVera”) a privately held company headquartered in Santa Clara, California, which develops, manufactures, and sells stand-alone metrology tools for measurements of thin-films and composition applications in the semiconductor industry. The company paid $46,500 in cash, of which $2,475 were paid to ReVera noteholders prior to the acquisition.

The financial results of ReVera are included in the consolidated financial statements from the closing date.

Upon acquisition, ReVera became the Company’s wholly-owned subsidiary. The acquisition was accounted for as a business combination. This method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3         -               ACQUISITION OF REVERA INC. (Cont.)

If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, the Company will retrospectively adjust the relevant amounts that were recognized at the time of the acquisition.

The Company allocated the total consideration to ReVera's tangible and intangible assets and liabilities based on their estimated fair values as of the acquisition date and allocated the remaining amount to goodwill. The allocation is as follows:

Cash and cash equivalents	$1,158
Net assets excluding cash and cash equivalents	7,991
Deferred tax current assets	563
Deferred tax long-term assets	3,753
Intangible assets	22,929
Goodwill	20,114
Deferred revenues, net	(1,409)
Deferred tax current liabilities	(2,122)
Deferred tax long-term liabilities	(6,477)
Total purchases price	$46,500

The valuation of intangible assets as of December 31, 2015 were as follows:

	Original Amount	Accumulated Amortization	Net Carrying Amount
Technology	$12,305	$1,318	$10,987
Customer relationships	5,191	199	4,992
Backlog	3,506	3,506	-
IPR&D	1,927	-	1,927
	$22,929	$5,023	$17,906

Annual amortization expenses are expected as following:

Year ending December 31,
2016	$2,545
2017	2,561
2018	2,614
2019	2,625
2020 and thereafter	7,561
$17,906

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3         -               ACQUISITION OF REVERA INC. (Cont.)

Measurement of Fair Values

The fair value of technology is based on the discounted estimated royalty payments that have been avoided as a result of the technology being owned.

The fair value of customer relationships is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of Backlog has been calculated using the income approach. The backlog is considered a valuable intangible asset, which can be separately sold.

The fair value of IPR&D intangible assets represent the value assigned to acquired research and development projects that, as of the acquisition date had not established technological feasibility and had no alternative future use. The IPR&D intangible assets are capitalized and accounted for as indefinite-lived intangible assets and are subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, the Company will make a separate determination of useful life of the IPR&D intangible assets and the related amortization will be recorded as an expense over the estimated useful life of the specific projects.

Goodwill generated from the ReVera acquisition is primarily attributable to expected synergies.  All goodwill generated during this period is not deductible for tax purposes.

The Company incurred acquisition-related expenses of $1,979. These expenses have been included in operating expenses in the statement of operation.

The following unaudited pro forma information presents the combined results of operations as if the acquisition had been completed on January 1, 2014, the beginning of the comparable prior annual reporting period.

The unaudited pro forma results do not reflect any cost saving synergies from operating efficiencies or the effect of the incremental costs incurred in integrating the two companies. Accordingly, these unaudited pro forma results are presented for informational purpose only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred at the beginning of the period presented, nor are they indicative of future results of operations.

	Year ended December 31,
	2015	2014
Revenues	$155,842	$151,350
Net income	$19,328	$21,898

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 4         -               INVENTORIES

A.	Composition:

	As of December 31,
	2 0 1 5	2 0 1 4

Raw materials	$6,649	$3,148
Work in process	12,932	7,656
Finished goods	8,102	5,303
	$27,683	$16,107

B.	In the years ended December 31, 2015, 2014 and 2013, the Company wrote-off inventories in a total amount of $2,551, $1,554 and $1,824, respectively.

NOTE 5         -               PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2 0 1 5	2 0 1 4
Cost:
Electronic equipment	$24,718	$21,716
Office furniture and equipment	1,648	1,159
Leasehold improvements	6,303	4,555
	32,669	27,430
Accumulated depreciation:
Electronic equipment	17,150	13,244
Office furniture and equipment	1,298	882
Leasehold improvements	3,159	1,854
	21,607	15,980

Net book value	$11,062	$11,450

NOTE 6         -               OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 1 5	2 0 1 4

Accrued salaries and fringe benefits	$8,056	$6,905
Accrued warranty costs (See B below)	3,883	2,356
Governmental institutions	3,338	1,431
Other	719	1,914
	$15,996	$12,606

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6         -               OTHER CURRENT LIABILITIES (Cont.)

B.	Accrued Warranty Costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2015 and 2014:

	As of December 31,
	2 0 1 5	2 0 1 4

Balance as of beginning of year	$2,356	$2,402
Acquisition of ReVera	973	-
Services provided under warranty	(4,221)	(2,428)
Changes in provision	4,775	2,382
Balance as of end of year	$3,883	$2,356

NOTE 7         -               LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law, 1963 or labor agreements.

Since July 2008, the Company's agreements with new Israeli employees are under Section 14 of the Israeli Severance Pay Law, 1963. The Company's contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee's monthly salary for each year of service, no additional calculations are conducted between the parties regarding the matter of severance pay and no additional payments are made by the Company to the employee.

Severance pay expenses for the years ended December 31, 2015, 2014 and 2013, amounted to $94, $6 and $63, respectively (not including the company’s contributions to severance pay under section 14).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8         -               COMMITMENTS AND CONTINGENCIES

A.
Under the research and development agreements of the Company with the OCS and pursuant to applicable laws, the Company has undertaken to pay royalties at the rate of 3.5%-5% (2015 onwards-5%) on sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to dollar deposits. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated.

The place of manufacturing of a product that was developed with the support of the OCS, or based on know-how developed with the support of the OCS, shall be according to the supported Company's declaration in the application for support (including manufacturing abroad). In case the Company wishes to transfer its manufacturing activities abroad, in addition to their statement in the application for support, they will be required to receive approval from the OCS research committee. The committee is entitled to increase both the royalty liability and the rate of the royalty payments. The increased repayment is calculated according to the percentage of the manufacturing activities that are intended to be carried out outside Israel, and can reach up to 300% of the original sum. When the manufacturing of the product is being done outside of Israel, the Company subsidiaries shall be required to pay an increased royalty rate of an additional 1%.

As of December 31, 2015 the Company has received grants in the aggregate amount of $24,341 (December 31, 2014: $22,940) from the OCS.

As of December 31, 2015, the Company has paid or accrued royalties to the OCS in the amount of $7,926 (December 31, 2014: $6,670), which were recorded in cost of revenues.

Royalty expense amounted to $1,255, $1,019, and $787 for the years 2015, 2014 and 2013, respectively. The balance of the contingent liability to the OCS as of December 31, 2015 was approximately $23,959 (December 31, 2014: $22,605).

B.	The Company rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2020. The minimum rental payments are as follows:

Year
2016	$1,725
2017	1,199
2018	1,199
2019	1,199
2020	$1,199

Rental expense for the facilities amounted to $1,781, $1,594 and $1,344 for the year 2015, 2014 and 2013, respectively. In connection with the Company's facilities lease agreement in Israel, the lessor has a lien of approximately $750 on certain bank deposits as of December 31, 2015. These deposits are included in long-term interest-bearing bank deposits.

C.
The Company is obligated under certain agreements with its suppliers to purchase specified items of excess inventory which is expected to be utilized in 2016. As of December 31, 2015, non-cancelable purchase obligations were approximately $9,588.

NOTE 9         -               SHAREHOLDERS’ EQUITY

A.	Rights of Shares:

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

On March 24, 2014, the Company announced a $12 million share repurchase program, which was partially executed in 2014 and 2015.

Through December 31, 2015, the Company repurchased 1,003,778 ordinary shares for an aggregate amount of $11,028.

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

Stock Options

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
Cost of Revenues:
Products	$373	$375	$310
Services	203	178	140
Research and Development expenses	1,085	870	881
Sales and Marketing expenses	744	446	576
General and Administration expenses	269	255	188
Total	$2,674	$2,124	$2,095

Stock options vest over four years and their term may not exceed 10 years. The exercise price of each option is the market price of the underlying share at the date of each grant.

Through December 31, 2015, 11,360,926 share options have been issued under the plans, of which 5,109,607 options have been exercised, 4,494,149 options have been cancelled, and 689,369 options were exercisable as of December 31, 2015.

The weighted average fair value (in dollars) of the options granted during 2015, 2014 and 2013, according to Black-Scholes option-pricing model, amounted to $3.76, $4.31 and $4.93 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9         -               SHAREHOLDERS’ EQUITY (Cont.)

C.	Employee Incentive Plans: (Cont.)

Summary of the status of the Company’s share option plans as of December 31, 2015, 2014 and 2013, as well as changes during each of the years then ended, is presented below:

	2 0 1 5		2 0 1 4		2 0 1 3
	Share	Weighted Average Exercise	Share	Weighted Average Exercise	Share	Weighted Average Exercise
	Options	Price	Options	Price	Options	Price

Outstanding - beginning of year	1,534,642	8.90	1,707,702	7.48	1,844,347	5.75
Granted	625,959	11.67	392,879	10.77	383,537	8.87
Exercised	287,928	8.06	473,616	5.48	513,896	2.34
Cancelled	115,503	10.01	92,323	8.09	6,286	5.73
Outstanding - year end	1,757,170	9.95	1,534,642	8.9	1,707,702	7.48

Options exercisable at year-end	689,369	8.66	644,685	8.11	738,915	6.35

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

The total intrinsic value of options outstanding as of December 31, 2015 and 2014 was $1,259 and $2,508, respectively. The total intrinsic value of options exercisable as of December 31, 2015 and 2014 was $979 and $1,508, respectively. The total intrinsic value of options exercised during the years 2015, 2014 and 2013 was $505, $2,328 and $3,856, respectively.

The following table summarizes information about share options outstanding as of December 31, 2015:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)
0.93-1.25	17,806	3.34	1.23	17,806	1.23
4.20-6.70	62,319	3.59	5.91	62,319	5.91
7.40-7.91	164,677	3.58	7.82	107,221	7.82
8.38-8.89	437,380	4.11	8.66	293,066	8.60
9.04-9.58	54,417	4.15	9.07	26,329	9.08
10.08-10.93	357,930	5.26	10.28	123,878	10.47
11.39-12.46	662,641	6.02	11.84	58,750	11.66
	1,757,170			689,369

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9         -               SHAREHOLDERS’ EQUITY (Cont.)

C.	Employee Incentive Plans: (Cont.)

Unrecognized Compensation Expense

As of December 31, 2015, there was $2,106 of total unrecognized compensation cost related to non-vested employee options and $1,801 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

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

As of December 31, 2015, 644,094 RSU’s had been issued, 376,623 RSU’s had been vested, 14,682 had been cancelled. As of December 31, 2014, 451,647 RSU’s had been issued, 343,718 RSU’s had been vested, 9,609 had been cancelled. As of December 31, 2013, 406,940 RSU’s had been issued, 320,973 RSU’s had been vested, 5,442 had been cancelled.

The number of RSU’s issued in 2015, 2014 and 2013 was 192,447, 44,707 and 60,321, respectively. The weighted average fair values at grant date of RSU’s granted for the years ended December 31, 2015, 2014 and 2013 were $11.51, $10.08 and $8.98, respectively. The total intrinsic value of RSU’s vested during the years 2015, 2014 and 2013 was $322, $236 and $833, respectively.

NOTE 10       -              INCOME TAXES

A.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986:

As a "Controller Foreign Cooperation" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986. Accordingly, its taxable income or loss is calculated in US Dollars.

B.	Law for the Encouragement of Capital Investments - 1959:

Part of the Company’s investment in equipment has received approvals in accordance with the Law for the Encouragement of Capital Investments, 1959 (“Approved Enterprise” status) in three separate investment plans. The Company has chosen to receive its benefits through the “Alternative Benefits” track, and, as such, is eligible for various benefits. These benefits include accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 4 years and for the second and third plans for a period of 2 years. Thereafter a reduced tax rate of 25% will be applicable for an additional period of up to 3 years for the first plan and 5 years for the second and third plans, commencing with the date on which taxable income is first earned but not later than certain dates. The benefit period of the second and third plan have commenced.

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10       -               INCOME TAXES (Cont.)

B.	Law for the Encouragement of Capital Investments - 1959: (Cont.)

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

In 2014 and 2015, most of the Company’s taxable income in Israel is attributable to Approved Enterprise programs with zero tax.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 1 5	2 0 1 4

Net operating loss carry-forwards	$4,781	$-
Temporary differences relating to reserve and allowances	9,658	1,796
Intangible assets	(6,715)	-
	7,724	1,796
Valuation Allowance	(5,165)	-
Deferred tax asset, net	$2,559	$1,796

The Company's U.S. subsidiaries have carry-forward tax losses of approximately $8,808 to offset against future U.S. federal taxable income.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10       -               INCOME TAXES (Cont.)

D.	Deferred Taxes: (Cont.)

Israel:

	As of December 31,
	2 0 1 5	2 0 1 4

Short-term deferred tax assets	$2,973	$142
Long-term deferred tax assets	1,981	1,654
	$4,954	$1,796

International:

	As of December 31,
	2 0 1 5	2 0 1 4

Short-term deferred tax assets	$567	$-
Long-term deferred tax assets	3,754	-
Short-term deferred tax liabilities	(956)	-
Long-term deferred tax liabilities	(5,760)	-
	$(2,395)	$-

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

The adjustment is made by a valuation allowance.

E.	Israel and International Components of Income before Taxes:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Israel	$15,377	$16,648	$11,788
International	(3,153)	826	1,238
	$12,224	$17,474	$13,026

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10       -               INCOME TAXES (Cont.)

F.	Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Net income before taxes	$12,224	$17,474	$13,026
Statutory tax expenses	3,239	4,631	3,256
Effect of Approved Enterprise status	(7,807)	(8,639)	-
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – net	1,377	776	218
Different tax rates of deferred taxes	-	1,839	(1,344)
Deferred taxes on carryforward tax losses for which valuation allowance was provided	-	(39)	-
Effect of foreign operations taxed at various rates	(530)	(31)	96
Adjustments for previous years tax	-	-	261
Change in valuation allowance	-	42	-
Other	220	243	24
	(6,740)	(5,809)	(745)
Actual tax expense (benefit)	$(3,501)	$(1,178)	$2,511

G.	Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2015 and 2014 due primarily to effect of Approved Enterprise status and for tax year 2013 due primarily to its tax losses carry-forward.

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 1 5	2 0 1 4

Balance at the beginning of the year	$651	$451
Decrease related to prior year tax positions, net	(241)	(36)
Increase related to current year tax positions	755	236
Balance at the end of the year	$1,165	$651

J.	Income from Other Sources in Israel:

Income not eligible for benefits under the Approved Enterprise Law mentioned in A. above is taxed at the corporate tax rate of 26.5% in 2015 and 2014 and 25% in 2013.  Effective January 1, 2016 the tax rate will be 25%.

NOTE 11       -               GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	%	%	%

Taiwan, R.O.C.	44	45	52
USA	14	26	15
Korea	19	11	6
Germany	7	8	12
Other	16	10	15
Total	100	100	100

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11       -               GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

B.	Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3
	%	%	%

Customer A	31	36	44
Customer B	14	9	5
Customer C	13	21	14
Others	42	34	37
Total	100	100	100

C.	Assets by Location:

Substantially all fixed assets are located in Israel.

NOTE 12       -              TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2015 amounted to $266 (2014 - $247, 2013 - $208). The number of stock options granted to directors in 2015 amounted to 70,000.

NOTE 13       -              FINANCIAL INSTRUMENTS

A.	Hedging Activities:

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll expense) and forecast transactions which are expected to be denominated in New Israeli Shekel ("NIS"). The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2015 and December 31, 2014 were $58,718, and $59,475 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2015 and December 31, 2014 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
Derivatives designated as hedging instruments in cash flow hedge	$-	$-	$114	$1,177

The impact of derivative instrument on total operating expenses in the year ended December 31, 2015, 2014 and 2013 was:

	Year ended December 31,
	2 0 1 5	2 0 1 4	2 0 1 3

Gain (loss) on derivative instruments	$(1,205)	$(126)	$1,181

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Eitan Oppenhaim
Eitan Oppenhaim
President and Chief Executive Officer

Date:  February 29, 2016

EXHIBIT INDEX

Number	Description

1.1
Amended and Restated Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2012 (File No. 333-184585)).

4.2	2007 Incentive Plan, as amended (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2015).
4.3
A form of amended Indemnification Letter Agreement between the Company and its present and future directors and officers (incorporated by reference to Appendix B to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2012).

4.4	Summary of lease agreements (incorporated by reference to Exhibit 4.7 of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 11, 2013).
4.5	Agreement and Plan of Merger dated March 11, 2015 by and among Nova Measuring Instruments Ltd., ReVera Incorporated, Neptune Acquisition Inc., and the Representative (named therein) (filed herewith).
8.1	List of Subsidiaries (filed herewith).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Kost Forer Gabbay & Kasierer (filed herewith).
15.2	Consent of Brightman Almagor Zohar & Co. (filed herewith).
15.3	Letter from Brightman Almagor Zohar & Co. to the Securities and Exchange Commission dated February 29, 2016 (filed herewith).
101	Financial information from Nova Measuring Instruments Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language).