Form 20-F
period 2016-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2017-03-03
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,351,431 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2016.

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

Cautionary Statement Regarding Forward-Looking Statements

                 Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to our anticipated sales, revenues and expenses in 2017, our expectations with respect to our business and operations and our ability to gain market share are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions and factors related to the conditions of the global markets and the global economy. Various other factors that could cause our actual results to differ materially are set forth in “Item 3D. Risk Factors” in this annual report on Form 20-F and elsewhere herein.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.       Selected Financial Data

The following selected consolidated financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and December 31, 2012 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$96,168	$111,509	$120,618	$148,514	$163,903
Cost of revenues	45,014	52,438	57,005	71,434	88,623
Gross profit	51,154	59,071	63,613	77,080	75,280
Operating expenses:
Research and development expenses, net	24,594	29,578	29,498	39,703	34,998
Sales and marketing expenses	11,998	11,963	12,747	15,967	21,523
General and administrative expenses	3,978	5,197	4,457	8,511	6,835
Amortization of intangible assets				1,318	1,758
Total operating expenses	40,570	46,738	46,702	65,499	65,114
Operating profit	10,584	12,333	16,911	11,581	10,166
Financing income, net	1,368	693	563	643	1,216
Income before income taxes	11,952	13,026	17,474	12,224	11,382
Income taxes expenses (benefit)	124	2,511	(1,178)	(3,501)	1,738
Net income for the year	$11,828	$10,515	$18,652	$15,725	9,644

Earnings per share:
Basic	$0.44	$0.39	$0.68	$0.58	$0.35
Diluted	$0.43	$0.38	$0.67	$0.57	$0.35
Shares used in calculation of net earnings per share:
Basic	26,619	27,091	27,447	27,185	27,175
Diluted	27,277	27,373	27,807	27,510	27,503

	December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	106,298	118,596	130,480	112,819	128,872
Total assets	142,044	162,277	173,279	207,269	218,593
Capital stock (including additional paid-in capital)	111,062	114,348	119,058	113,022	117,102
Shareholders’ equity	114,771	128,664	143,582	161,060	174,717

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

The semiconductor capital equipment market and industries, which are cyclical, experienced a steep downturns and upturns between the years 2008 and 2011. However, in recent years, we have seen a more stable overall capital investment patterns, yet we cannot predict the length and strength of potential future downturns or expansions.

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

Historically, we have derived all of our revenues, and we expect to continue to derive practically all of our revenues, from sales of our products and related services to the semiconductor industry. Our business depends in large part upon capital expenditures by semiconductor manufacturers, which in turn depend upon the current and anticipated demand for semiconductors. The semiconductor industry has experienced severe and protracted cyclical downturns and upturns. Specifically, during 2010, the semiconductor industry experienced a steep upturn of over 100%, which followed a severe downturn in 2008 and 2009. During cyclical downturns, as those we have experienced in the past and are likely to experience in the future, material reductions in the demand for the type of capital equipment and process technology that we offer may result in a decline in our sales. In addition, our ability to significantly reduce expenses in response to any downturn or slowdown in the rate of capital investment by manufacturers in these industries may be limited because of:

●	our continuing need to invest in research and development;

●	our continuing need to market our new products to new and existing customers; and

●	our extensive ongoing customer service and support requirements worldwide.

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

We may incorporate open source technology in some of our software and products, which may expose us to liability and have a material impact on our product development and sales.

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

Since the year 2009, we have been able to demonstrate continued profitability, yet since our inception in 1993, we have had several years of losses and we may incur net losses in future years as well. We plan to increase our aggregate operating expenses in 2017 relative to 2016. However, our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover the increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown.

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

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics Inc., KLA-Tencor Corp. and Rudolph Technologies, Inc., which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with PEMs, such as ASML Holdings N.V., Applied Materials Inc. and Lam Research Inc., which develop (or might as well acquire companies which develop) in-situ sensors and metrology products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling our solution to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

●	the contribution of our equipment to the customers’ productivity;

●	our product quality and performance;

●	our global technical service and support;

●	the return on investment (ROI) of our equipment and its cost of ownership;

●	the breadth of our product line;

●	our success in developing and marketing new products; and

●	the extendibility of our products.

If we fail to compete in a timely and cost-effective manner against current or future competitors, our revenues and market share will decline.

The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer.

We believe that the semiconductor capital equipment market is undergoing consolidation. A number of process control suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies, Inc. acquired August Technologies, Inc., in 2006 Nanometrics acquired Soluris, Inc. and Accent Technologies, Inc., in 2007 KLA-Tencor Corp. acquired Therma-Wave, Inc. and Nanometrics acquired Tevet Ltd., and in 2011 Nanometrics acquired Nanda Technologies. In addition, in the recent two years a major consolidation has occurred in the process equipment manufacturers segment, such as Applied Materials Inc. acquiring Varian Semiconductor Equipment Associates, Lam Research Corporation acquiring Novellus Systems Inc., and recently ASML Holdings N.V. acquired Hermes Microvision, Inc. We believe that similar acquisitions and business combinations involving our competitors, our customers and the PMEs may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer services, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and/or customers could jeopardize our competitive position.

We may not be successful in our efforts to complete and integrate current and/or future acquisitions, which could disrupt our current business activities and adversely affect our results of operations or future growth.

Any acquisition may involve many risks, including the risks of:

●	diverting management’s attention and other resources from our ongoing business concerns;

●	entering markets in which we have no direct prior experience;

●	improperly evaluating new services, products and markets;

●	being unable to maintain uniform standards, controls, procedures and policies;

●	failing to comply with governmental requirements pertaining to acquisitions of local companies or assets by foreign entities;

●	being unable to integrate new technologies or personnel;

●	incurring the expenses of any undisclosed or potential liabilities; and

●	the departure of key management and employees.

If we are unable to successfully complete future acquisitions or to effectively integrate our recent acquisition of ReVera or future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure you that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. The integration of ReVera operations is still an ongoing process and, as of the date of this annual report on Form 20-F, we cannot assure you that such process will be completed without encountering difficulties. Further, in certain cases, mergers and acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business. As of the date of this annual report on Form 20-F, we are not aware of any pending proceedings as such in connection with the acquisition of ReVera.

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

In our commercial relationship with customers, we attempt to negotiate waivers of consequential and indirect damages arising from damages for loss of use, loss of product, loss of revenue and loss of profit caused by our products. Similarly, with respect to our commercial relationship with subcontractors and suppliers, we attempt to negotiate arrangements which do not include a limitation of liabilities and limitation of consequential and in direct damages. However, some contracts and arrangements we are bound by expose us to product liability claims resulting in personal injury or death, up to an unlimited amount, and the incurrence of the risk of material penalties for consequential or liquidated damages. Additionally, under such contracts and arrangements, we may be named in product liability claims even if there is no evidence that our products caused the damage in question, and such claims could result in significant costs and expenses relating to attorneys’ fees and damages.

In addition, such contracts and arrangements may include non-limited liability provisions for infringement of a third party’s intellectual property rights in connection with our products.

Although we have not incurred material penalties for consequential or liquidated damages during the past, we may incur such penalties in the future. Such penalties for consequential or liquidated damages may be significant (and so is the legal process conducted in connection with such penalties) and could negatively affect our financial condition or results of operations.

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

Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property could harm our competitive position.

As of December 31, 2016, we have been granted more than 130 U.S. patents and have about 35 U.S. patent applications pending including US provisional patent applications. In addition, we have been granted about 70 non-U.S. patents and more than 85 non-U.S. patent applications pending.

   We cannot assure that:

●	pending patent applications will be approved;

●	any patents will be broad enough to protect our technology, will provide us with competitive advantages or will not be challenged or invalidated by third parties; or

●	the patents of others will not have an adverse effect on our ability to do business.

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

We have been, and may in the future be, notified of allegations that we may be infringing intellectual property rights possessed by others. In addition, we may be required to commence legal proceedings against third parties, which may be infringing our intellectual property, in order to defend our intellectual property. In the future, protracted litigation and expense may be incurred to defend ourselves against alleged infringement of third party rights or to defend our intellectual property against infringement by third parties. Adverse determinations in that type of litigation could:

●	result in our loss of proprietary rights;

●	subject us to significant liabilities, including triple damages in some instances;

●	require us to seek licenses from third parties, which licenses may not be available on reasonable terms or at all; or

●	prevent us from selling our products.

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

The application of tax laws is subject to interpretation and if tax authorities challenge our methodologies or our analysis of our tax rates it could result in an increase to our worldwide effective tax rate and cause us to change the way we operate our business.

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the expected tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the work being carried out by the OECD on base erosion and profit shifting as a response to increasing globalization of trade could result in changes in tax treaties or the introduction of new legislation that could impose an additional tax on businesses. As a result of changes to laws or interpretations, our tax positions could be challenged and our income tax expenses could increase in the future.

For instance, if tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices, they could require us to reallocate our income to reflect transfer pricing adjustments, which could result in an increased tax liability to us. In addition, if the country from which the income was reallocated did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

The disclosure rules regarding the use of conflict minerals may affect our relationships with suppliers and customers.

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

Our principal customers are located in Taiwan, South Korea, China, the United States and Germany, and we produce our products in Israel and the US. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

We may be affected by instability in the global economy and by financial turmoil.

Instability in the global markets and in the geopolitical environment in many parts of the world as well as other disruptions may continue to put pressure on global economic conditions. In the event global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, operating results, and financial condition.

Because we derive a significant portion of our revenues from sales in Asia, our sales could be hurt by instability of Asian economies.

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

Significant developments stemming from the recent changes in the U.S. administration or the U.K.'s "Brexit" referendum could have a material adverse effect on us.

Significant developments stemming from the recent changes in the U.S. administration or the U.K.'s "Brexit" referendum could have a material adverse effect on us. In the United States, the new Presidential administration expressed support for and may implement greater restrictions on free trade and increases tariffs on goods imported into the United States, as well as comprehensive tax reform, including in corporate and income taxation. Given our sales and manufacturing facilities in the U.S., changes in U.S. political, regulatory and economic conditions or in its policies governing international trade and foreign manufacturing and investment in the U.S. could adversely affect our business. In the United Kingdom, a recent referendum was held in which voters approved an exit from the European Union ("E.U."), commonly referred to "Brexit" and is expected to be passed into law, after which negotiations will commence to determine the future terms of the U.K.'s relationship with the E.U. The impact on us from Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations. As a result of the referendum, the global markets and currencies have been adversely impacted, including a sharp decline in the value of the British pound as compared to the U.S. dollar, which may impair the purchasing power of our U.K. and other international buyers. Brexit could also lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate, and those laws and regulations may be cumbersome, difficult or costly in terms of compliance. Given our sales and operations in the E.U., any of these effects of Brexit, among others, could adversely affect our business, financial condition, operating results and cash flows.

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

To the best of our knowledge, approximately 47% of our outstanding ordinary shares are cumulatively held by seven of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this annual report on Form 20-F.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2016, substantially all of our cash reserves were invested in bank institutions, of which more than 40% was invested in one institution. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2016, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, including extensive hostilities along Israel’s northern border with Lebanon in 2006 and continuous hostilities along Israel’s border with the Gaza Strip. Some of these hostilities and armed conflicts resulted in artillery attacks on Israeli territories and civil facilities. In 2012 as well as during the summer of 2014, rocket attacks from Gaza Strip resulted in damages in areas which are close to our manufacturing facility in Israel. In addition, it was widely believed that Iran, which has previously threatened to attack Israel, has been trying to achieve nuclear capability (although recently Iran has signed a framework agreement with the United States and several other countries, in which Iran committed to a supervision on its nuclear program). The tension between Israel and Iran may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Moreover, since December 2010, there has been a wave of protests and civil resistance demonstrations in several countries in the Middle East and North Africa, including Egypt and Syria, both of which share a border with Israel. This situation creates instability in the Middle East and the surrounding countries. The resumption of hostilities and on-going tension and instability in the region, may have a negative effect on our business and harm our growth and revenues.

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

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2016, the U.S. dollar devaluated against the NIS by 1.46%, after revaluated by approximately 10.8% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

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

Government Programs.

We received royalty-bearing grants from the National Authority for Technological Innovation, or NATI (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), for the financing of certain of our research and development programs that meet specified criteria. In addition, we are currently participating in development consortiums in Europe, mainly in order to be able to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint programs with the OCS and the European Research Area. To maintain our eligibility for these programs, we must continue to meet certain conditions. In addition, we may be required to pay royalties related to grants received in the framework of such programs. These programs also restrict our ability to manufacture particular products and transfer particular technology, which were developed as part of the OCS's programs outside of Israel. The restrictions associated with receiving such OCS's grants may require us to obtain approval of the research and development committee nominated by the OCS for certain actions and transactions and pay additional payments to the OCS. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted. In addition, if we fail to comply with certain restrictions associated with receiving such OCS's grants, we may be subject to criminal charges.

Preferred Enterprise Regime. In addition to the above mentioned grants, until the end of 2015 we were eligible to receive certain tax benefits under Israeli law for capital investments as an Approved and Benefitted Enterprise. Starting 2016, we made an election to receive tax benefits under Israeli law for capital investments as a “Preferred Enterprise”. While we believe that we meet the statutory conditions to entitle us to such benefits there can be no assurance that the tax authorities in Israel will concur to our position in general and for each specific year separately. Should it be determined that we have not, or do not meet such conditions, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. For additional information regarding Approved and Benefitted Enterprise and Preferred Enterprise see, “Item 10E. Taxation – Israeli Taxation” in this annual report on Form 20-F.

It should be noted that the Israeli government may reduce or eliminate the above mentioned benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations, and result in significantly higher fluent tax payment. In addition, if we increase our activities outside Israel due to, for example, future acquisitions or outsourcing of manufacturing or development activities, these activities generally will not be eligible for inclusion in Israeli grants or tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future and our grants might be reduced.

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

Generally, if for any taxable year 75% or more of our gross income consists of specified types of passive income, or, on average, at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Classification of Nova as a PFIC could result in adverse U.S. tax consequences to our U.S. shareholders, such as ineligibility for any preferred tax rates on capital gains or on dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. It may be possible for U.S. holders of common shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”) or a “mark-to-market election” under Section 1296 of the Code. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

We believe that for our 2016 taxable year we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends on our assets, income and activities in each year and the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2016. Absent one of the elections referenced above and described in greater detail below, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2017. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the 2017 taxable year, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

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

In March 2014, we announced a $12 million share repurchase program, which we completed in May 2016.

In April 2015, we acquired ReVera Inc. or ReVera, a privately held company headquartered in Santa Clara, California, which develops, manufactures and sells stand-alone metrology tools for measurements of thin-films and composition applications in the semiconductor industry.

We currently have six direct and indirect fully owned subsidiaries in the U.S., Japan, Taiwan, Korea and Germany.

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

The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983, and may reach up to $5-10 billion in 2017 for building mega fab facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a pace greater than the overall process equipment market since the challenges of meeting process design goals will become increasingly difficult such that process control equipment will consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

Many of the manufacturing steps involve the controlled application or removal of layers of materials to or from the wafer. The application of materials to the wafer, known as deposition, involves the layering of extremely thin films of electrically insulating, conducting or semi-conducting materials. These layers can range down to less than tens of angstroms in thickness and create electrically active regions on the wafer and its surface. A wide range of materials and deposition processes are used to build up thin film layers on wafers to achieve specific performance characteristics. One of the principal methods of thin film layer deposition is chemical vapor deposition (CVD). In CVD, a chemical is introduced into the chamber where the wafer is being processed and is deposited using heat and a chemical reaction to form a layer of solid material on the surface of the silicon wafer. Although CVD equipment represents the largest equipment type, there are more segments in the thin-layer deposition equipment market as epitaxy, physical vapor deposition (PVD) and atomic layer deposition (ALD). Currently the ALD represents the fastest growing equipment category. Metrology systems monitor the thickness and uniformity of thin film layers during the deposition process.

Once the thin film has been deposited on the wafer to form a solid material, circuit patterns are created using a process known as photolithography. During this process, a light‑sensitive coating called photoresist is applied to the wafer, which is then exposed to intense light through a patterned, opaque piece of glass. For the photolithography process to work properly, the thickness of the photoresist must be precise and uniform. In addition, to control the photolithography process, the film thickness, reflectivity, overlay registration and critical dimensions are all measured and verified. The exposed photoresist is developed when it is subjected to a chemical solution. The developed wafer is then exposed to another chemical solution, or plasma, that etches away any areas not covered by the photoresist to create the structure of the integrated circuit. Semiconductor manufacturers use metrology systems to verify the removal of material through the etch process and the critical dimensions of the structures created.

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

Process Control Requirement

The steps used to create semiconductors are accurate processes that require strict control of equipment performance and process sequences for the resulting semiconductors devices to function properly. Tight control is achieved through monitoring of the in‑process wafers and by measuring relevant parameters after each process step. These procedures are usually carried out on a small sample of the wafers though in some steps where process stability if difficult to achieve, the number of sampled wafers will increase. The monitoring may include measurement of several parameters, such as the thickness of the layers of thin film deposited, the sizes of the features that are patterned through the photolithography process, as well as the registration or alignment between two consecutive layers, known as overlay. Monitoring also includes inspection of the wafer for irregularities, defects or scratches. If parameters are out of specification or if defects or contamination are present, the manufacturer adjusts the process and measures another sample of wafers thereby allowing manufacturers to reduce costs and improve device performance.

The Need for Effective Process Control Tools

A number of technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control solutions. These trends include:

•
Development of Smaller Semiconductor Features. The development of smaller features, now as small as 10nm in production and 5nm in R&D, enables semiconductor manufacturers to produce larger numbers of circuits per wafer and to achieve higher circuit performance. As feature geometries decrease, manufacturing yields become increasingly sensitive to processing deviations and defects, as more integrated circuits are lost with every discarded wafer. In addition, the increased complexity and number of layers of the integrated circuits increase the chance of error during the manufacturing of the wafer.

•
Transition to 3D Device Structures. Foundries are adopting 3D FinFET transistors starting at 14/16 nm technology nodes to get improved performance and use less power in 1x technology nodes. Memory makers moved to 3D NAND and vertical structures for next generation NAND technology. These trends require process control with metrology solutions capable of measuring critical dimensions in these 3D structures that are currently supported only by optical metrology technology.

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

•
New Materials. Copper metal layers continue to be the key material for the back end of line for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. In addition new material such as Cobalt and Ruthenium metals are being introduced at the first metal steps to enable reduction in resistivity. The Industry is continuously searching directions to reduce the effective K of the low K materials and to reduce the barrier thickness and material types. These changes require new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry. In addition, in order to overcome limitations in the continued shrink of transistor dimensions, leading edge integrated circuit manufacturers are introducing new materials in the transistor gate stack. The adoption of high-k dielectrics is a key element for gate control in the most advanced technology nodes of 16/14nm and 10nm currently in production, while R&D work to implement the next gate control material being done with Silicon Germanium and III-IV materials. These new materials, combined with metal layers, require new processing and metrology equipment in the atom level and thus represent a challenging development for the semiconductor manufacturing industry.

•
Increasing Use of Multi Patterning Lithography. The continuous need for scaling to meet reduced transistor costs combined with delays in EUV lithography is pushing the industry to develop alternative lithography techniques such as multi patterning, DSA and E-Beam. These alternative technologies are increasing the Etch and CMP process steps and thus increasing the process control and metrology steps in these areas accordingly.

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

•
Advanced Memory Manufacturing. As a result of recent years progress, the NAND market has entered a critical transition phase as NAND technology shifts from traditional 2D planar structures to 3D structures where 2D NAND flash has reached its practical limit for cost-per-bit reductions and thus major cost reductions in the future will come from the shifting to 3D NAND structures.

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

The World Economy – Update

Gartner Inc. forecasts the world GDP to grow by 2.6% in 2017 compared to an estimated increase of 2.2% in 2016, and forecasts the U.S. GDP to grow by 2.2% in 2017.

Gartner Inc. forecasts semiconductor revenues to increase by 7.2% in 2017, compared to an increase of 1.5% in 2016. In addition, Gartner Inc. forecasts WFE sales in 2017 to increase by 5.7% following an estimated increase of 8.1% in 2016.

According to research reports, future demand drivers for semiconductors include mobile devices, data centers infrastructure of high end servers and storage, internet-of-things and other electronic equipment.

Expected Equipment Spending in 2017

We believe that overall capital spending and Wafer-Fab-Equipment in 2017 is expected to increase compared to 2016. By the main customer segments we expect that the key investment trends will be as follow:

1.	Foundry spending is expected to grow over 2016 and focus on investment in 10nm production ramp, 7nm pilot lines, and potential moderate expansions in 28/16/14nm production lines.

2.	NAND/Flash is expected to continue its growth driven by ramp of 3D-NAND.

3.	DRAM investment is expected to increase as the market shifts to undersupply.

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

The Nova Approach

Optical CD Integrated Metrology

As development cycles are becoming shorter, fabrication processes are becoming less stable and call for tight process control schemes that is closer to the actual process step and produce wafer to wafer variation control. Nova’s approach is to lead the industry with solutions that can enable effective and accurate measurements in non-ideal process conditions. Our integrated metrology systems provide semiconductor manufacturers with effective and efficient process control by measuring wafers and their properties immediately after the process, without removing the wafer from the process equipment. All our products use our patented measuring methods that enable us to produce optical measuring systems that are small enough to be incorporated directly inside many types of equipment used in semiconductor processing. Integrated systems measure the wafer within the actual process environment, reducing labor and wafer handling as well as the risk of contamination of or damage to the wafer. In addition, we believe that our systems deliver significant increases in overall equipment efficiency through advanced process control, along with improving wafer-to‑wafer uniformity, all with minimal operator intervention.

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

•	perform the measurements without removing the wafer from the process equipment, increasing the efficiency of the process and decreasing the risk of contamination;

•	reduce manufacturing equipment processing variability through the use of wafer to wafer measurements and closed loop control based on automated feedback of process variability;

•	reduce capital costs of the fabrication facility by increasing overall equipment efficiency and reducing labor costs and necessary clean room area;

•	reduce the amount of time required to qualify process equipment that is usually idle during qualification steps, thus, minimizing costly equipment down‑time;

•	reduce the number of test wafers; and

•	detect processing errors as early as possible.

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

•
Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry technology. These systems use a fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost effective system development. Scatterometry provides two and three dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real time metrology of the most advanced design rules, down to 5 nm and below. A key component in scatterometry technology is the modeling software which converts raw spectra coming from the measurement tool into useful information in terms of customer parameters. This segment of the technology is where we currently focus our attention and where we have also acquired specific advantages due to our unique solutions. Some of Nova’s metrology solutions use multi-channel reflectometry to reduce the ambiguity, increase the sensitivity to critical parameters, and improve measurement accuracy. The measurements are gathered using different wave lengths, polarizations and directions in order to deliver highly-accurate results.

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

•
X-ray Photoelectron Spectroscopy.  Our XPS systems measure the material composition, bonding states, and thicknesses of thin (<10nm) film stacks.  Primary application is monitoring the transistor gates and VNAND layer deposition in integrated circuits. Through XPS we have also gained expertise in charged particle optics technologies.

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

•
The NovaScan 3090Next is a legacy system still sold into 300mm fabs as the latest and best of the NovaScan line. Targeted for 45nm and 32nm technology nodes with extendibility down to 20nm, this tool was released in 2006 and provided significant improvements in throughput, accuracy, tool to tool matching and spectral range over the older NovaScan 3090. It also improved overall tool reliability. The NovaScan 3090Next is available as integrated metrology and as stand-alone metrology systems for both thin film and Optical CD (scatterometry) applications.

•
The Nova i500 integrated metrology product family delivers advanced metrology with high throughput and tool matching performance. The platform is qualified with several process tools and is deployed in both R&D and high volume production of the most advanced logic and memory technology nodes.

•
The Nova T500 stand-alone product family is targeted at technology nodes ranging from 32nm and smaller than 20nm. The Nova T500 features improved metrology performance, improving both accuracy and tool to tool matching, providing industry leading throughput of 250WPH using dual metrology units.

•
The Nova T600 features multi-channel reflectometry configuration that is optimized for best sensitivity on small features and critical device parameters, such as measurement of high-aspect-ratio structures. Nova T600 is designed to meet the metrology and process control challenges for advanced FinFET and 3D-NAND in R&D and production.

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

•
NovaMars is an advanced scatterometry modeling and application development software tool enabling complex 2D, 3D and in-die measurements as well as Real Time Regression (RTR) capabilities. Process engineers can harness the power and flexibility of the tool to develop their own scatterometry applications by themselves thus keeping the details of their process within the fab. Its user interface and high level of automation provide easier and faster application development and eliminate discrepancies between different developers, enabling the best solution, independent of user proficiency. Combined with the NovaMARS innovative modeling software capabilities, Nova’s Optical CD tools provide the metrology precision and accuracy as well as application development flexibility needed for the development of most advanced technology nodes. The NovaMars is an integral part in all Nova integrated and stand-alone solutions.

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

•
Nova Fleet Management is Nova’s newest solution for managing large fleets of metrology tools and is designed to address the needs and working methodologies of Metrology and Process Engineers in the fab. The solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova systems. Comprised of a centralized server dedicated for databases and data storage, network-connected tools and servers, Nova Fleet Management serves as the back-end platform that enables Wafer-less Recipe Creation (WRC) for simple and intuitive recipe creation without interfering with tool operation. It also supports distribution of recipes from a central location to multiple tools over the fab network in efficient and secure mechanism. The centralized server contains an advanced report generator for the analysis of the metrology spectral data collected from the tools as well as tool performance and health monitoring to ensure that the tools are operating within specifications and enable tight monitoring of the fleet’s performance trends.

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS and material metrology and include measurement instruments, optical modeling, image acquisition, pattern recognition, X-Ray energy sources, electron optics and detection, vacuum systems and equipment integration. Our research and development staff consists of about 178 highly skilled members, approximately 37 of which hold Ph.D’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified as ISO9001/2000 quality standard.

The metrology and process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product lines is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2014, 2015 and 2016, our research and development expenses, net of participation by the OCS and the European Community, were $29.5 million, $39.7 million and $35.0 million respectively, representing, 24.5%, 26.7% and 21.4% of our respective total revenues for those years.

Our vision is to continue to be a market leader in the semiconductor process control market, increase our leadership in integrated metrology solutions, increase our leadership in in-line composition and thickness of ultra-thin layers and become the leader in the stand-alone Optical CD metrology market, and our research and development efforts and activities are designed to support this vision. Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Project initiation is based on a detailed project plan, risk and market analysis. Each project is monitored throughout its life cycle in a structured process, including design reviews and project management reviews. In the frame of our research and development activities we consider from time to time entering into consortium arrangements. In 2016 we entered into development consortiums in Europe, and also continued with development consortiums, which we entered during 2012 – 2015, mainly in order to be able to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint collaboration programs with other semiconductors companies supported by the OCS and European Joint Research. It should be noted, that in order to maintain our eligibility for these programs, we must continue to meet certain conditions. These programs might also restrict our ability to manufacture particular products and transfer particular technology, which were funded by the OCS. For additional information, see “Item 5C - Grants from the Office of the Chief Scientist” in this annual report on Form 20-F.

As part of our long term technological collaboration, we are also engaged with joint development activities with some of our strategic customers, as well as with research institutes. These activities impose some limitations on the joint intellectual property developed as part of these programs.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of December 31, 2016, our portfolio includes more than 130 U.S. patents and about 70 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2016 to 2034. We also have about 35 U.S. patent applications pending and more than 85 applications pending in other countries including 18 PCT applications. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition, our patents and applications principally cover various aspects of X-Ray based measurement systems and methods, including process control implementation concepts, X-Ray energy sources, electron optics and detection, vacuum systems and equipment integration. We have also registered 6 trademarks in the U.S. and have more than 20 registered trademarks and 3 applications for trademarks’ registration in countries other than the U.S.

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

Our Customers, Sales and Marketing

Our sales and marketing strategy is based mostly on a direct approach where we engage with our customers from the early stages of process development, work in collaboration to address their challenges in the development phase and support the transition to high volume production. We seek to establish and maintain close and mutually beneficial relationships with our customers by consistently providing them with a high level of service, support and new capabilities. We have a global network of sales and marketing, customer service and applications support offices worldwide.

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

We serve all sectors of the integrated circuit manufacturing industry including logic, ASIC, foundries and memory manufactures. Our end user and process equipment manufacturer customers are located in different countries.

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	2014	2015	2016
Taiwan, R.O.C.	$53,870	$65,466	$74,567
USA	31,078	21,533	15,269
Korea	12,865	27,526	26,871
China	4,405	9,652	31,269
Other	18,400	24,337	15,927
Total	120,618	148,514	163,903

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

	2014	2015	2016
Total revenues from five largest customers	74%	76%	76%
Range of revenues from five largest customers	4%-36%	9%-31%	10%-34%

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

Our current stand-alone metrology products compete with both Nanometrics and KLA-Tencor. In this area, we have gained market share both in CMP and Etch segments using our T600 platform combined with our advanced modeling and software capabilities. These solutions are being used for in line metrology at leading foundries and memory customers. The T600 platform was selected for several process steps due to superior metrology performance and significant cost of ownership advantage with the dual measurement unit configuration. In the integrated metrology field, we primarily compete with products manufactured by Nanometrics. We have gained market share with the successful proliferation of i500 platform in key accounts, but we expect our integrated products to face intense competition in the coming years. We see an increasing demand to implement high end metrology solution – both software and hardware – for integrated metrology tools as customers start using these tools for advanced nodes. We also compete against companies manufacturing other types of equipment as a result of the disruptive nature of the technology we offer. These companies include Hitachi hi-tech and Applied Materials in the area of CD-SEM and Rudolph Technologies in the area of acoustic measurement of top metal copper lines.

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

In order to leverage the relatively high volume of the systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our manufacturing operations in Israel received the ISO 9001 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001:2008 requirements. In 2010, we received the formal certification of ISO 14001:2004 and in 2014 we received the formal certification of ISO 18001:2007 for our manufacturing operations in Israel.

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

Government Regulation

For information relating to the impact of certain government regulations on our business, see “Item 5C – Grants from the Office of the Chief Scientist” on this annual report on Form 20-F.

4.C         Organizational Structure

Our Subsidiaries

Our subsidiaries and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Country of Incorporation
Nova Measuring Instruments Inc.	Delaware, U.S.
ReVera Incorporated*	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Korea Ltd.	Korea
Nova Measuring Instruments GmbH	Germany

* A wholly-owned subsidiary of Nova Measuring Instruments Inc.

Nova measuring Instruments Netherlands B.V., a wholly owned subsidiary of the Company, was liquidated on 21.07.2016.

4.D         Property, Plant and Equipment

Our main facilities, located in Ness-Ziona, Israel, occupy approximately 8,600 square meters, including: approximately 2,000 square meters of production facilities, approximately 4,500 square meters of research and development offices (including approximately 700 square meters of laboratories) and approximately 2,100 square meters of headquarters, sales and marketing, service and support and administration facilities. Our current lease agreement (which was amended in May 2016 to include additional space required for our operations) extends the lease period of the premises until January 31, 2026 (with a right, at Nova's sole discretion, to terminate the agreement on January 31, 2021, upon a 180 day prior notice).

Our subsidiaries lease offices in various locations, for use as a service and pre-sale facility. Our U.S. subsidiary (Nova Measuring Instruments Inc.) leases approximately 380 square meters and ReVera leases approximately 1,885 square meters including approximately 450 square meters of production facilities. The current lease agreement of ReVera premises extends the lease period of the premises until January 31, 2020 (with, at ReVera's sole discretion, a right to extend the lease period for an additional two years and a right of first refusal to lease additional space of 617 square meters when such space becomes available). Our Japanese subsidiary leases approximately 50 square meters, our Taiwanese subsidiary leases approximately 930 square meters and our Korean subsidiary leases approximately 780 square meters. Our European subsidiary leases approximately 160 square meters in Germany and France.

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

In the recent five years (2011-2016), we were able to present positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 7.4%, while Gartner Inc. estimates that the Wafer Fab Equipment ("WFE") segment have experienced a CAGR of approximately -1.2%. We believe that our improved performance is attributed mainly to our continued penetration into the standalone metrology segment, including revenues of ReVera. Industry forecasts indicate increase in WFE spending in the next year, and we believe we are well positioned to continue to grow as we continue our focus on high growth segments within the industry.

We derive our revenues principally from sales of our metrology systems and services relating to our systems. In 2016, product sales accounted for approximately 75% of our total revenues, and services accounted for approximately 25%. Presently, we have no significant long-term debt, and during 2016 our overall cash reserves decreased by approximately $6 million mainly due to the $12.9 million non-recurring payment related to the royalty buyout payment with the OCS. As of the end of 2016, we had overall cash reserves of $91.7 million and working capital of $128.9 million.

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

Significant Events in 2016 and Outlook for 2017

During 2016 Nova demonstrated few significant achievements:

•	Continuous revenues growth, hitting record high of $163.9 million.

•	4th consecutive year of revenue growth yielding a 4th consecutive record revenue year.

•	Service revenues hit record high of $41.5 million.

•	Continued ReVera’s integration as part of Nova, while creating cross selling opportunities in the combined company.

•	Reached the target model of Nova for operating margins supporting Nova’s profitable growth.

•	Improved geography diversification with significant growth in China (19% of total revenues in 2016).

•	Diversified customer mix, with 4 major customers accounting for 10% or more of the products revenues.

•	Significant adoption of Nova’s latest and advanced product portfolio for 3D devices evolvement:

o	Nova T6XX/ T5XX Standalone OCD metrology tools

o	Nova i5XX Integrated OCD metrology tools

o	MARS modeling SW

o	VF II/III platforms for Composition and Thin Film measurements

•
Deep collaboration with several research institutes and customers' technology development centers, utilizing a variety of Nova’s products, leading to Nova’s positioning as a partner of choice for long term technology development and high volume manufacturing.

In 2017, Nova plans to focus on the following:

•	Continue our sustainable growth through a stronger market position and technical leadership.

•	Continue Nova’s aggressive innovation and development plans for meeting future industry challenges in both the memory and foundry segments.

•	Concentrating in further strengthening our position through delivery to the challenging buildup of 10/7/5nm technology nodes, memory advanced VNAND nodes and DRAM scaling at leading customers.

•	Support our customers’ transition to 3D device structures (both in memory and foundry) to enable them to move to high volume manufacturing of advanced technology nodes.

•	Continue delivering advanced metrology systems to the trailing edge technology nodes to support the IOT ramp up.

•	Continue our progress to meet Nova200 strategic plan, which define the Company’s growth path in revenue, customers, technology and financial performance, to support sustained profitable growth.

•	Continue leading the emerging metrology markets with innovative and disruptive solutions.

•	Continue the collaborations and joint research programs with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue our products innovation and diversification through several new product introductions to extend the Company’s market leadership.

•	Continue the aggressive plans to generate revenues and unique competitive edge through SW products.

•	Strengthening the partnership with our customers and build a “Customer Centric” approach to accommodate and deliver customers’ requirements along the semiconductor lifecycle.

•	Build extensive roadmap for ReVera’s x-ray products, in order to enhance Nova’s existing product's offering in materials and dimensions metrology.

The challenges and risks we face in meeting our plans include:

•	On time delivery of the required process control solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

•	Identifying the metrology evolution for future industry needs in order to meet process control requirements and lead the market.

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

In 2016 we performed well with yearly growth in revenues. We were able to present record revenues for fourth consecutive years, demonstrating our growing position in the market.

It is our belief that we have been able to consistently win and grow as a result of a combination of factors:

•	Optical metrology has become an enabler for the entire industry over the last few years, sometimes on the account of other metrology capabilities, which are not optical based.

•	XRay XPS has been widely adopted by leading memory and foundry customers for complex materials composition and film thickness applications.

•
Nova’s unique metrology solutions, combining Optical and X-Ray metrology for both dimensions and materials, provide the most advanced solution, combining the best innovative and technical metrology capabilities with the best cost of ownership and productivity.

•	The ability to provide a unique and differentiated technology portfolio sets us apart from the competition and adding a competitive edge to our offering.

•	Our technical innovative solutions are well accepted by leading customers that allow us to gain more market share with additional process steps and new applications

•
Our ability to closely team with our customers allows us to predict the industry evolution and process control challenges and by that introduce innovative and advanced metrology solutions to solve industry needs.

•	Our diversified portfolio, which is a result of continuous research and development, is becoming more attractive to our customers.

•	Widening our solutions’ base to include hardware and software elements in a coupled offering.

•	Well controlled P&L and operating model to support a sustainable and profitable growth.

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

Goodwill:

Goodwill and certain other purchased intangible assets have been recorded as a result of the acquisition of ReVera. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test. Goodwill amount on December 31, 2016 was $20.1 million.

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

For the year ended December 31, 2016, the Company performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

Intangible assets

 As a result of the acquisition in April 2015, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $17.9 million and $15.4 million as of December 31, 2015 and 2016, respectively.

 In 2015, we allocated the purchase price of the company we have acquired to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include future expected cash flows from technology acquired, backlog and customer relationships.  Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

Intangible assets are comprised of acquired technology, customer relations, backlog and IP R&D.

During 2015 and 2016 no impairment charges were identified.

For a discussion of other significant accounting policies used in the preparation of our financial statements and recent accounting pronouncements, see Note 2 to our consolidated financial statements contained elsewhere in this report.

New Accounting Pronouncements

For information regarding new accounting pronouncements, see Note 2W to our consolidated financial statements contained elsewhere in this report.

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

	2014	2015	2016
Taiwan, R.O.C.	45%	44%	45%
USA	26%	14%	9%
Korea	11%	19%	16%
China	4%	6%	19%
Other	14%	17%	11%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

The sales cycle for our systems typically ranges from six (6) to twelve (12) months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2016, our inventory levels at the end of each quarter ranged from $28.0 million to $30.7 million. We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified.

Our revenues increased by 10% in 2016 following an increase of 23% in 2015, and an increase of 8% in 2014. The revenue increase in 2016 is attributed to increased demand for our products and to higher service revenues as a result of larger installed base.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated statements of operations to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2014	2015	2016

Revenues from product sales	76.4%	74.9%	74.7%
Revenues from services	23.6%	25.1%	25.3%

Total revenues	100%	100%	100%

Cost of products sale	33.0%	34.1%	30.7%
Cost of services	14.3%	14.0%	15.5%
Expense related to settlement of OCS grants	-	-	7.9%
Total cost of revenues	47.3%	48.1%	54.1%

Gross profit	52.7%	51.9%	45.9%

Operating expenses:
Research and development expenses, net	24.5%	26.7%	21.3%
Sales and marketing expenses	10.5%	10.8%	13.1%
General and administrative expenses	3.7%	5.7%	4.2%
Amortization of intangible assets		0.9%	1.1%

Total operating expenses	38.7%	44.1%	39.7%

Operating profit	14.0%	7.8%	6.2%

Financing income, net	0.5%	0.4%	0.7%
Income before income taxes	14.5%	8.2%	6.9%

Income tax expenses (benefit)	(1.0)%	(2.4)%	1.0%

Net income	15.5%	10.6%	5.9%

Comparison of Years Ended December 31, 2016 and 2015

Revenues. Our revenues in 2016 increased by $15.4 million, or 10%, compared to 2015. Revenues attributable to product sales were $122.4 million, an increase of $11.3 million, or 10%, compared to 2015. Revenues attributable to services were $41.5 million, an increase of $4.1 million, or 11%, compared to 2015. The increase in product revenues in 2016 was mainly attributed to an increase in sales of OCD, while XPS products revenues increased in 2016 financial reports due to the inclusion of ReVera results for a full year (relative to nine months in 2015). The increase in services revenues is attributed mainly to the higher number of systems included in our installed base, including the transition of XPS installed base in some regions to Nova responsibility, as part of ReVera integration into Nova operations. This higher installed base generated higher service contracts as well as higher time and materials revenues.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It is also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. In 2016, cost of revenues also included $12.9 million of expenses related to royalty buyout agreement with the OCS in Israel. Our cost of revenues attributable to product sales in 2016 was $50.4 million. Our gross margin attributable to product revenues in 2016 was 48%, compared to 54% in 2015. This decrease in products gross margins in 2016 is mainly related to the above mentioned $12.9 million of expenses related to the royalty buyout agreement and $1.9 million of inventory write-off. Our cost of services in 2016 was $25.4 million. Our gross margin attributable to service revenues in 2016 was 39%, compared to 44% in 2015. The decrease in service gross margins in 2016 is mainly related to the costs associated with transitioning ReVera global service organization into Nova overall service operations, as well as expansion of the service global infrastructure and headcount teams to ensure the quality of services provided to our customers.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the OCS and the European Community. Our net research and development expenses in 2016 were $35 million, a decrease of $4.7 million, or 12%, compared to 2015, after offsetting grants received or receivable of $4.3 million in 2016 and $1.2 million in 2015. Research and development expenses excluding grants received or receivable in 2016 were $39.3 million, compared to $40.9 million in 2015. The decrease in net research and development expenses in 2016 was mainly attributed to the $3.0 million increase in grants and to lower expenses related to prototypes purchasing in 2016. In 2016, net research and development expenses represented 21% of our revenues, compared to 27% of our revenues in 2015.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Starting 2015, sales and marketing expenses also include amortization of intangibles related to customer relations. Our sales and marketing expenses in 2016 were $21.5 million, an increase of $5.6 million, or 35%, compared to 2015. The increase in sales and marketing expenses in 2016 was mainly attributed to higher commission expenses related to the increase in sales, as well as an increase in headcount of sales and marketing personnel. Sales and marketing expenses represented 13% our revenues in 2016 compared to 11% of our revenues in 2015.

Amortization of Intangible Assets. As part of the acquisition of ReVera on April 2, 2015, the company acquired $12.3 million of intangible asset related to technology. In 2016, the company recorded $1.8 million of amortization of intangible assets compared to $1.3 million in 2015. This increase results from the different amortization periods in 2016 and 2015.

General and Administrative Expenses. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in 2016 were $6.8 million, a decrease of $1.7 million, or 20%, compared to 2015. The decrease in general and administrative expenses in 2016 was mainly attributed to $2.7 million of expenses related to the acquisition and integration of ReVera included in the general and administrative expenses in 2015. In 2016, general and administration expenses represented 4% of our revenues, compared to 6% of our revenues in 2015.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2016 we recorded $1.7 million of income tax expenses, compared with $3.5 million of income tax benefit in 2015. The increase in income tax expenses in 2016 is attributed to the decrease in accumulation of future research and development credits in 2016 relative to 2015, and to an increase in applicable tax rates, following the conclusion of utilization of certain tax exemptions in Israel in 2015.

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

5.B         Liquidity and Capital Resources

As of December 31, 2016, we had working capital of approximately $128.6 million compared to working capital of approximately $112.8 million as of December 31, 2015.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2016 were $91.7 million compared to $97.8 million as of December 31, 2015.

Trade accounts receivable increased from $19.0 million as of December 31, 2015 to $42.6 million as of December 31, 2016. The increase in accounts receivables is mainly related to the increase in the quarterly sales levels in the fourth quarter of 2016 relative to the fourth quarter of 2015, as well as to the timing of shipments during the fourth quarter of 2016

Inventories increased from $27.7 million as of December 31, 2015 to $29.3 million as of December 31, 2016.

Operating activities in 2016 generated negative cash flow of $4.2 million compared to a positive cash flow of $25.8 million in 2015. The decrease in operating cash flow in 2016 is mainly related to the non-recurring $12.9 million royalty buyout payment to the OCS, as well as to the increase in accounts receivables at the end of 2016.

The following table describes our investments in capital expenditures during the last three years:

	2014		2015		2016
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
	(in dollar thousands)

Electronic equipment	3,884	84	2,925	32	1,618	136
Office furniture and equipment	29	5	37	90	83	-
Leasehold improvements	1,352	0	1,135	154	1,183	113
Total	5,265	89	4,097	276	2,884	249

In 2016, the investment in capital expenditures was financed from our cash reserves. Although we currently have no significant capital commitments, we expect to spend approximately $8 million on capital expenditures in 2017, mainly for expansion of manufacturing facilities, renovation of existing office facilities, information systems improvements (software and hardware) and electronic equipment used in our research and development labs.

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

Grants from the Office of the Chief Scientist

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 1984, or the Innovation Law, formerly known as the Law for the Encouragement of Industrial Research and Development, 1984, a qualifying research and development program is eligible for grants of up to 50% of the program’s research and development expenses. The program must be approved by a committee of the OCS. The recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of products (and related services) developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the Innovation Law up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the Innovation Law). Royalties are paid in NIS linked to the dollar at the exchange rate in effect at the time of payment. Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after our company has repaid the full amount of royalty payable pursuant to the grants.

The pertinent obligations under the Innovation Law are as follows:

•
Local Manufacturing Obligation. The terms of the grants under the Innovation Law require that we manufacture the products developed with these grants in Israel. Under the regulations promulgated under the Innovation Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the OCS (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate, in which case a notice should be provided to the OCS). This approval may be given only if we abide by all the provisions of the Innovation Law and related regulations. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay royalties at an increased rate (usually 1% in addition to the standard rate and increased royalties cap between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel). We note that a company also has the option of declaring in its OCS grant application an intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approvals and pay the increased royalties cap.

•
Know-How transfer limitation. The Innovation Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS funded know-how outside of Israel requires prior OCS approval and in certain circumstances is subject to certain payment to the OCS calculated according to formulae provided under the Innovation Law. If we wish to transfer OCS funded know-how, the terms for approval will be determined according to the character of the transaction and the consideration paid to us for such transfer. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration, taking into account depreciation mechanism, and less royalties already paid to the OCS. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration, taking into account depreciation mechanism, and less royalties already paid to the OCS. The regulations promulgated under the Innovation Law establish a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS funded know-how, in whole or in part, or is sold as part of an M&A transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the OCS, as applicable; (ii) in the event that following the transactions described above (i.e., asset sale of OCS funded know-how or transfer as part of an M&A transaction) the company continues to conduct its R&D activity in Israel (for at least three years following such transfer and maintain at least 75% of its R&D staff employees it had for the six months before the know-how was transferred, while keeping the same scope of employment for such R&D staff), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received from the OCS, as applicable.

Approval of the transfer of OCS funded technology to another Israeli company may be granted only if the recipient abides by all the provisions of the law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel. In light of the Arrangement (as further discussed below), in certain circumstances, under such sale transactions (i.e., the transfer of OCS funded technology or portion thereof to another Israeli company), we might be obligated to pay royalties to the OCS from any income derived from such a sale transaction.

Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted.

These restrictions may impair our ability to enter into agreements for those products or technologies without the approval of the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as may expose us to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporate technology funded via OCS programs and this may lead to additional royalties being payable on additional products.

We were obligated to pay royalties of 5% in 2016 and 2015 and 3%-3.5% in 2014, of revenues derived from sales of products funded with these grants. In August 2016, we entered into a royalty buyout arrangement, or the Arrangement, with the OCS. As part of the Arrangement we paid approximately $12.9 million to the OCS in September 2016. The contingent net royalty liability to the OCS at the time we executed the Arrangement was approximately $24 million. This obligation included different annual interest rates ranging up to 5%. As a result of the foregoing payment, we are released from any future royalty payments on these previous funds received from the OCS. However, to the extent that we will be able to commercialize products that were developed as part of OCS programs and were declared as “failed” at the time of the Arrangement, we will be required to pay royalties to the OCS from income generated from such commercialization. Currently, we do not anticipate that such failed projects will generate revenues in the future. As of December 31, 2016, we had no royalty liability to the OCS for grants received (subject to the aforementioned). We may participate in research and development programs, which may or may not bear royalty obligations (depending on the specific terms of the applicable program) towards the OCS. We note that the Arrangement does not release the Company from other obligations towards the OCS as further detailed herein. See also Note 8A to our consolidated financial statements contained elsewhere in this report.

It should be noted that the OCS is in the process of promulgating regulations which deals with granting of licenses to use, especially for R&D purposes, know-how developed as a result of research financed by the OCS. Such regulations may have an effect on our company, in respect of the amount of payments to the OCS for the grant of licenses to third parties. As of the date of filing of this report, we are unable to assess the effect, if any, of the promulgation of such regulations on our company.

On July 29, 2015, Innovation Law was amended (“Amendment No. 7”) ushering in the formation of NATI. NATI was established on January 1, 2016 and fully constituted in June 2016.  NATI is authorized to change the current restrictions imposed on recipients of grants under the Innovation Law with a new set of arrangements in connection with ownership obligations of know-how (including with respect to restrictions on transfer of know-how and manufacturing activities outside of Israel), as well as royalties obligations associated with approved programs. The Innovation Law as existed prior to the amendment will continue to be in effect with respect to R&D programs which were active prior to January 1, 2016 until the earlier of: (i) one year following the date of appointment of all members of the NATI council (no later than June 2017); or (ii) as otherwise resolved by the NATI council. The amended Innovation Law includes new provisions with respect to sanctions imposed for violations of its provisions. As of the date of this annual report on Form 20-F, we are unable to determine whether NATI will promulgate new set of arrangements or adopt the arrangements which were stipulated under the Innovation Law as existed prior to the amendment. Therefore, as of the date of this annual report on Form 20-F, we are unable as assess the effect, if any, of the promulgation of such arrangements on the Company.

In addition to royalty-bearing grants from the OCS, in 2010, we participated in a 'Magnet' program, IMG4, sponsored by the OCS. Under the terms of this program, we were cooperating with additional companies and research institutes in Israel, organized in a consortium, for the development of advanced techniques for improved tool control. No royalties from this funding are payable to the Israeli government, however, the provisions of the Innovation Law and related regulations regarding, inter alia, the restrictions on the transfer of know-how outside of Israel do apply, mutatis mutandis. In general, any consortium member that develops technology as a result of its activities within and during the framework of the consortium project ("Foreground IP") remains the owner of such technology and any intellectual property rights related thereto. Specific mechanism applies with respect to joint Foreground developed by several members. In addition, the Foreground is subject to certain access rights as detailed in the consortium agreement. Further, there are certain limitations with respect to the transfer of the Foreground. Technology which was held by a consortium member prior to its entering into the consortium agreement or which was developed as a result of activities outside the framework of the consortium member ("Background IP") remains owned by the member who developed it. In certain circumstances, such Background is subject to certain access rights as detailed in the consortium agreement. The IMG4 program ended in 2010.

In addition, in 2016, 2015 and 2014, we participated in an additional 'Magnet' program, METRO 450, sponsored by the OCS. Under the terms of this program, we are cooperating with additional companies and research institutes in Israel, organized in a consortium for the development of pre-competitive elements of 450mm solutions that can also bring value even if the transition to 450mm is delayed. No royalties from this funding are payable to the Israeli government. Some of the abovementioned obligations (such as the restrictions under the Innovation Law and obligation to grant certain access rights to the Company's technology and intellectual property rights) apply regarding this project as well.

In addition, we are also participating in European consortiums, which are joint programs with the OCS and the European Research Area. Some of the abovementioned obligations and undertakings (such as the restrictions under the Innovation Law and obligation to grant certain access rights to the Company's technology and intellectual property rights) apply with respect to these joint projects as well.

5.D         Trend Information

For Information regarding most significant recent trends in our market, see “Item 4B – Our Market – The World Economy – Update” in this annual report on Form 20-F.

5.E          Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.F          Tabular Disclosure of Contractual Obligations

As of December 31, 2016 we had contractual obligations as described in the following table:

	Payment due by Period (in $ thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	8,277	2,458	3,905	1,913	-
Purchase Obligations	22,620	12,946	9,651	23	-
Other Long Term Liabilities	1,330	-	1,330	-	-
Total	32,227	15,404	14,886	1,936	-

Item 6. Directors, Senior Management and Employees

6.A         Directors and Senior Management

The following is the list of senior management and directors as of February 3, 2016:

Name	Age	Position
Michael Brunstein	73	Chairman of the Board of Directors
Alon Dumanis	66	Director
Avi Cohen	63	Director
Raanan Cohen	61	Director
Zehava Simon	58	External Director
Dafna Gruber	51	External Director
Eli Fruchter	61	Director
Eitan Oppenhaim	51	President and Chief Executive Officer
Dror David	47	Chief Financial Officer
Shay Wolfling	45	Chief Technology Officer
Gabriel Waisman	46	Chief Business Officer
Glyn Davies	54	Corporate Executive Vice President and ReVera Inc. President
Gabi Sharon	54	Corporate Vice President Operations
Dov Farkash	57	Senior Corporate Vice President Modeling Software Division
Shiri Neder	41	Corporate Vice President Human Resources
Zohar Gil	50	Corporate Vice President Marketing and Business Development

Our directors (other than the external directors) serve as such until the next annual general meeting of our shareholders. Our external directors, in accordance with Israeli law, serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain conditions, and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company. Our external directors are Ms. Zehava Simon who was elected in 2014, and Ms. Dafna Gruber who was elected in 2015.

Our board of directors determined that Zehava Simon, Dafna Gruber, Avi Cohen, Raanan Cohen and Eli Fruchter are independent directors under the Companies Law. In addition, our board of directors determined that all of our directors qualify as ‘‘independent directors’’ as defined by The NASDAQ Stock Market.

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

Dr. Alon Dumanis has served as a director of Nova since 2002. Until December 31, 2015, Dr. Dumanis acted as the Chief Executive Officer of Crecor B.V, Docor International B.V, Docor Levi Lassen I BV, Docor Levi Lassen II BV and Docor International Management Ltd., all Dutch investment companies, subsidiaries of The Van-Leer Group Foundation, and currently Dr. Dumanis is a member of the management teams of the foregoing companies. Dr. Dumanis is currently a chairman of Aposense and a member of the board of directors of Rada, both public companies traded on TASE. Dr. Dumanis is the chairman of Dumanis Investments Ltd., Dumanis Holdings Ltd., Dumanis Ventures Ltd. and the chief executive officer of ACS Cyber Solutions, all private companies. Dr. Dumanis is a former member of the board of directors of Tadiran Communications (a public company traded on TASE), of El Al Israel Airlines (a public company traded on TASE), of Protalix Biotherapeutics (a public company traded on the New York Stock Exchange), and a former member of the board of directors of Inventech Investments Co. Ltd. (a public company traded on TASE), Spectronix (a public company traded on TASE) and Ice Cure (a public company traded on TASE). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force at the rank of Brigadier General. Dr. Dumanis currently serves as chairman and member of several national steering committees and is the author of many papers published in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University, West Lafayette, Indiana, USA.

Mr. Avi Cohen has served as a director of Nova since 2008. Mr. Cohen serves as the Chief Executive Officer of MX1, a global media service provider founded in July 2016 as a result of a merger between RR Media Ltd., and SES Platform Services GmbH. From July 2012 and until its merger with SES Platform Services GmbH, Mr. Cohen served as the chief executive officer of RR Media Ltd. (previously known as RRsat Global Communications Network Ltd.), which was a public company traded on NASDAQ. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the chief executive officer of ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003 Mr. Avi Cohen was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S. During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group. From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Mr. Raanan Cohen was appointed as a director of the Company by our board of directors in February 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on NASDAQ. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., as a member of the board of directors of Utilight Ltd., all private companies. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University in Jerusalem, Israel.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014. Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on NASDAQ and TASE, Nice Systems, a public company traded on NASDAQ and TASE, and Amiad water systems, a public company traded on London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a NASDAQ listed company which was acquired in 2006 by SanDisk Corp., a public company traded on NASDAQ as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and NASDAQ (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, Israel, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and an M.A. in Business and Management from Boston University, USA.

Ms. Dafna Gruber was elected as the Company’s external director in accordance with the provisions of the Companies Law in April 2015. Ms. Gruber has more than 20 years of broad experience, serving as chief financial officer and a senior executive management member in leading hi-tech companies traded on both NASDAQ and TASE. Since October 2015, Ms. Gruber has been serving as the chief financial officer of Clal Industries Ltd., a private company.  From April 2007 until April 2015, Ms. Gruber served as the chief financial officer of Nice Systems Ltd., a public company traded on NASDAQ and TASE. As a member of the senior management team, Ms. Gruber was a senior member of the strategy and M&A forum of the company. During her employment with Nice, Ms. Gruber was responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until May 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on NASDAQ and TASE, mostly as chief financial officer. Prior to that, from 1993 to 1996, Ms. Gruber was a controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc. Ms. Gruber serves as an external director at TAT Technologies Ltd., a public company traded on NASDAQ and TASE, since November 2013, and as a member of the board of directors of Clal Biotechnologies Ltd., a public company traded on TASE. In addition, Ms. Gruber serves on the boards of directors of several private companies held by Clal Industries Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Mr. Eli Fruchter was appointed to serve as a director of the Company by our board of directors in August 2016. Mr. Fruchter founded EZchip Semiconductor Ltd., a supplier of highly integrated Network Processors, where he served as the chief executive officer until February 2016 when the company was acquired by Mellanox (Nasdaq: MLNX) for approximately $811 million. Prior to EZChip, Mr. Fruchter co-founded LanOptics Ltd., a supplier of networking products, where he served as co-general manger. During his tenure at LanOptics, Mr. Fruchter led LanOptics’ successful initial public offering on the Nasdaq. Mr. Frutcher was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products. Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Haifa, Israel.

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

Mr. Gabriel Waisman joined Nova in 2016 as our Chief Business Officer, responsible for the Company’s customer facing groups, including global sales, marketing, customer support and applications. Mr. Waisman brings over 17 years of managerial expertise in a global geographically dispersed environment, and extensive experience in working with pioneering multidisciplinary technologies, particularly within the electronics and telecom sectors. Prior to joining Nova, Mr. Waisman served as President at Orbotech Pacific (Orbotech LTD, Hong Kong) from August 2013 until April 2016 and Orbotech West (Orbotech Inc., USA) from May 2011 until July 2013, where he was responsible for sales and marketing, finance and operations, and customer support. Previous to this, from June 2003 until May 2011, Mr. Waisman served in various managerial positions at Alvarion Technologies Ltd., starting as Strategic Marketing Director, EMEA, and moving on to Vice President of Strategic Accounts, General Manager of West Europe, followed by Managing Director, Asia-Pacific. Mr. Waisman has also served as EMEA Regional Sales and Marketing Director (Broadband division) at Comverse Ltd. Mr. Waisman holds a B.Sc. in electronic engineering from the Technion – Israel Institute of Technology, Haifa, Israel and an MBA in Business Administration from the Tel-Aviv University, Israel.

Mr. Glyn Davies joined ReVera in 2010 as President, Chief Executive Officer and a member of ReVera's board of directors and has served as the Corporate Executive Vice President and ReVera’s President since the acquisition of ReVera by Nova in April 2015. Prior to joining ReVera, Mr. Davies has held a variety of positions in executive management, business development, marketing and sales. From 2004 until 2009 Mr. Davies served as the President of Negevtech, Inc., a venture-backed semiconductor capital equipment start-up. Prior to Negevtech, from 2000 until 2004, Mr. Davies served as the Vice President of Corporate Marketing at Credence Systems, with a focus on strategic marketing and M&A. During his time at Credence, Mr. Davies led a series of strategic acquisitions, developed the company’s product portfolio and increased served markets. Prior to Credence, Mr. Davies spent 11 years at KLA-Tencor, a multi-billion dollar wafer inspection and metrology equipment provider. Mr. Davies held senior management positions in business development and marketing, and was responsible for the formation and leadership of the yield management software group at Tencor before the merger with KLA. Prior to KLA-Tencor, from 1984 until 1989 Mr. Davies served in marketing and engineering positions at Cambridge Instruments and Nanometrics. Mr. Davies holds a BS in Electronic Computer and Systems Engineering from Loughborough University, England.

Mr. Gabi Sharon has served as Corporate Vice President of Operations since September 2006. Having joined Nova in 1995, Mr. Sharon served in several key positions in the Company including as Global Customer Support Manager from September 1995 to September 2004. From September 2004 until September 2006 Mr. Sharon managed the Product Development Division, and spearheaded the NovaScan 3090 product line and its successful market launch. For a period of two years, from 2004 to 2006, he also served as the Product Marketing Manager and led the initial penetration of the Copper CMP market. Prior to joining Nova Mr. Sharon served as Project Manager in ECI Israel. Mr. Sharon holds a B.Sc. in Computer Science from Northeastern University, Boston, Massachusetts, and a M.Sc. in Technology Management from Polytechnic University, New York.

Mr. Dov Farkash has served as our Senior Corporate Vice President Modeling Software Division since April 2016. Prior that, since April 2014, Mr. Farkash served as our Senior Vice President Strategic Software. Mr. Farkash joined Nova in 2000, and till 2005 he served in various key sales positions in Nova. From 2005 until 2009, Mr. Farkash has served as VP Sales of Nova. From 2009 until April 2014, Mr. Farkash served as our Vice President Business Development. Prior to joining Nova, Mr. Farkash served as worldwide Sales and Marketing Manager of AFCON Ltd., and AFCON Inc., USA. Prior to that, Mr. Farkash served in various managerial positions in software development in various Hi-tech companies. Mr. Farkash holds a B.Sc. in Computer Engineering and an MBA from the Technion – Israel Institute of Technology, Haifa, Israel.

Ms. Shiri Neder joined Nova in July 2015, as Corporate Vice President Human Resources. Ms. Neder has a vast experience in the field of Human Resource management, including in connection with leading advanced human resource processes, post-merger integrations and organizational and individual development. Prior to joining Nova, Ms. Neder held several senior positions in global companies in field, regional, and corporate roles. From 2010 until July 2015, Ms. Neder served as the Vice President of Human Resources at Amdocs Ltd., a public company traded on NASDAQ. Prior to that from 2008 until 2010, Ms. Neder served as Regional Senior Human Resources Manager at Microsoft Corporation in England. From 2006 until 2008 Ms. Neder served as senior human resources manager at Microsoft Israel R&D Center. Prior to that, Ms. Neder held several Human Resources positions at cellular companies in Israel – Pelephone Communications Ltd., and Partner Communications Ltd. Ms. Neder holds a BA in Social Sciences from Bar Ilan University, Israel, an MA in Organizational Sociology from Tel Aviv University, Israel, an MBA from the Academic College of Tel Aviv-Yaffo, Israel, and an MA in Law from Bar Ilan University, Israel.

Mr. Zohar Gil has served as our Corporate Vice President Marketing and Business Development since March 2016. Mr. Gil joined Nova in June 2011, and until March 2016 served in several key business and marketing positions including Head of Customer Management for Nova’s foundry accounts in the Asia Pacific region and Head of Marketing and Product Management. Currently, as our Vice President Marketing and Business Development, Mr. Gil is focusing on the Company’s corporate marketing, strategy and M&A activities. Prior to joining Nova, From 2001 until 2010, Mr. Gil held leading business and marketing positions at Alvarion Ltd., including General Manager for the Carrier Line of Business and Vice President of Product Management. Prior to that, from 1997 until 2001, Mr. Gil served in variety of marketing and product management positions in 3Com Corporation. Mr. Gil holds a B.Sc. in Industrial Engineering from Tel-Aviv University, Israel, and an Executive MBA from Northwestern and Tel-Aviv Universities from the Kellogg-Recanati Business School of Management.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B         Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer for 2016 (consisting of 10 persons, including one former executive officer) in terms of employer costs was approximately $4.4 million (including $0.6 million set aside for pension and retirement benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2017 annual general meeting of shareholders in accordance with Israeli regulations.

At the 2013 annual general meeting, our shareholders approved the employment terms of Mr. Eitan Oppenhaim, the President and Chief Executive Officer of the Company, including: (i) a monthly base salary of NIS 87,000; (ii) an annual bonus of up to ten (10) monthly base salaries (with up to two additional monthly base salaries in the case of over achievement), subject to objectives to be annually determined by the board of directors and its committees in accordance with our compensation policy. In the event of employment termination during a fiscal year (unless for termination for cause), Mr. Oppenhaim will be entitled to a prorated bonus (subject to adjusted objectives to the relevant period of employment); (iii) a one-time grant of an option to purchase up to 80,000 ordinary shares of the Company with an exercise price per share equal to the closing price on NASDAQ Stock Market on September 12, 2013) and the option will vest in equal annual installments over four years commencing one year from the grant date (i.e., 25 % of the option vests on each anniversary of the grant date); (iv) a bonus of up to ten (10) monthly base salaries for the completion of an acquisition of a non-affiliated company, subject to the limitation on a special bonus set forth in our compensation policy (the payment of such bonus is subject to the approval of the board of directors and its committees); (v) in connection with termination of employment, a three month advance notice and a six month adjustment period, during which Mr. Oppenhaim will be entitled to all of his compensation elements, and to the continuation of vesting of his options; (vi) based on our policies and procedures and the applicable law, Mr. Oppenhaim is entitled to customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (vii) based on our policies and procedures and the applicable law and subject to required approvals under applicable law, Mr. Oppenhaim is entitled to be covered by a directors and officers insurance, including a “run-off” insurance policy; (viii) non-disclosure, non-compete and ownership of intellectual property undertakings; (ix) upon certain events of change of control, Mr. Oppenhaim will be entitled to (A) advance notice and adjustment period as defined in Section (v) above, and (B) term and vesting extension of options of two years following termination of employment; (x) monthly travel expenses or a Company car, a Company's cellular phone, a land line phone, toll road expenses, a laptop computer and other expense reimbursements pursuant to our policies and procedures.

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

At the 2016 annual general meeting, our shareholders approved the following amendments to the employment terms of Mr. Oppenhaim, the President and Chief Executive Officer of the Company, according to which Mr. Oppenhaim is entitled to the following terms: (a) upon a Significant Event, unvested options granted to Mr. Oppenhaim will vest upon the consummation of the Significant Event; and unexercised options granted to Mr. Oppenhaim may be exercised until the earlier of two years from the consummation of the Significant Event, and termination of the options. Such arrangements will not apply if Mr. Oppenhaim remains the chief executive officer of our company or the surviving entity, and unvested options are replaced for new options of the surviving entity as part of the Significant Event with a vesting schedule and terms identical to the replaced options. Further, upon a Significant Event, Mr. Oppenhaim will be entitled to a special bonus of up to 12 monthly salaries, subject to the approval of the compensation committee and our board of directors and subject to the limitation on a special bonus imposed by our compensation policy. In the event of termination of employment (up to 12 months from the Significant Event), Mr. Oppenhaim will be entitled to the retirement terms under his employment agreement, the special bonus described above and the payment of the annual bonus in full for the year in which the Significant Event has occurred, subject to the annual bonus plan, on an annual basis calculation, and subject to the approval of the compensation committee and our board of directors prior to the consummation of the transaction, or the respective body in the new surviving entity following the transaction, as applicable.  A “Significant Event” is defined for this purpose as: (1) the sale of all or substantially all of our company’s assets; (2) a merger of our company with or into another company or entity after which our shareholders will hold 50% or less of the surviving entity; (3) our company becoming a division or a subsidiary of another company; or (4) the purchase of our company's shares, after which the purchaser will hold 50% or more of our company's shares, provided, however, that the purchaser is not one of our institutional investors upon execution of the purchase agreement; (b) upon Acquisition of a company (which is not an affiliate of the company), Mr. Oppenhaim will be entitled to receive a bonus of up to 12 monthly salaries subject to the approval of the compensation committee and our board of directors and subject to the limitation on a special bonus imposed by our compensation policy. An “Acquisition” includes, among others, a merger of our company or a subsidiary of our company with or into another entity, such that upon consummation of such transaction our shareholders will hold more than 50% of the surviving entity; and (c) Mr. Oppenhaim will be entitled to an annual target cash bonus of up to twelve (12) monthly salaries and a maximum bonus for over achievement of 50% of the target bonus.

As of February 15, 2017, 1,027,268 options to purchase our ordinary shares and 117,108 RSU’s were outstanding and held by certain current executive officers and directors (consisting of sixteen persons), of which 421,236 options are currently exercisable or exercisable within 60 days of February 15, 2017, and 14,610 RSU’s will vest within 60 days of February 15, 2017. See “Item 6E. Share Ownership” in this annual report on Form 20-F.

   In accordance with our equity-based compensation policy, effective February 2016, the exercise price of granted options is equal to the average closing price of the Company's ordinary shares on NASDAQ during the 30-trading day period preceding the day of allocation.

The total amount paid or payable to the directors, including external directors, (consisting of seven persons in 2016, for 2016 was $0.27 million.

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

All the above mentioned sums are paid in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors, and the proposed changes are in line with the Company’s Compensation Policy (as further detailed below).

In February 2017, our board of directors has resolved, based on the recommendation of our compensation committee, that effective as of April 2017, the compensation arrangement of the Company’s directors (including external directors and excluding the chairman of the board of directors and, unless approved otherwise, any other director who is also an employee of the Company) will be changed such that the annual payment will be increased to NIS 92,000 (approximately US$24,200) and the payment per meeting to NIS3,000 (approximately US$790) (for each execution of a written consent in lieu of a meeting, an amount of NIS 1,500 and for each meeting that the director or external director attends by teleconference, an amount of NIS 1,800), subject to the applicable minimum and maximum limitations include in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760- 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time. No change was made with respect to the equity grants to the directors and external directors. The revisions in the annual and per meeting fees are exempted from approval of the Company’s shareholders pursuant to Rule 7 of Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 and Rule 1A(2) of the Companies Regulations (Relief from Related Party Transactions), 5760-2000.

 The compensation arrangement of Dr. Michael Brunstein, the chairman of our board of directors, as approved by our shareholders at the 2006, 2008 and 2010 annual general meetings, includes: (i) a gross annual fee of US$110,000 payable monthly in NIS; (ii) an annual award of options to purchase up to 10,000 ordinary shares, to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected, starting the 2008 annual general meeting, the exercise price of which will be determined pursuant to our equity based compensation policy and the other terms (i.e., the amount, exercise price and vesting schedule) will be identical to the terms of options granted to other directors on an annual; and (iii) a biennial award of an option to purchase up to 75,000 ordinary shares to Dr. Brunstein on the date of every other annual general meeting at which the chairman of the board of directors is elected or reelected, starting with the 2010 annual general meeting (and thereafter in 2012). The exercise price of such options is determined pursuant to our equity based compensation policy, and consistent with our compensation policy, the options will vest quarterly over a period of four years.

On September 12, 2013, our shareholders approved the Company's compensation policy.

Pursuant to the Companies Law a compensation policy must be re-approved (and re-considered) at least once in every three years. Our shareholders voted on June 30, 2016 against the amended and restated compensation policy recommended by our board of directors. In August 2, 2016, our board of directors (per the recommendation of our compensation committee) has concluded that the approval of the proposed amended and restated compensation plan is for the benefit of the company, and based on detailed arguments and in accordance with the provisions of the Companies Law, has resolved to approve our amended and restated compensation policy despite the objection of our shareholders. Accordingly, our amended compensation policy is effective as of that date. The full text of the amended and restated compensation policy was included as Exhibit A to the proxy statement attached to our report on Form 6-K, furnished to the Securities and Exchange Commission on May 26, 2016.

6.C         Board Practices

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

The Audit Committee is comprised of Dafna Gruber, Zehava Simon, Avi Cohen and Eli Fruchter. The audit committee is responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. According to the Companies Law, the audit committee must consist of at least three directors, must include all of the external directors and the majority of its members must be independent directors under the Companies Law. The following individuals may not be members of the audit committee: (i) the chairman of the board of directors; (ii) any director employed by the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iii) any director providing services on a regular basis to the Company, its controlling shareholder or any entity under the control of the controlling shareholder; (iv) any director whose main source of income comes from the Company’s controlling shareholder; or (v) the Company’s controlling shareholders or any of their relatives. The chairman of the audit committee must be an external director, who has not been serving as a chairman of the audit committee for more than nine years. Under the Companies Law, the audit committee is responsible, among others, for (i) identifying deficiencies in the administration of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) ensuring that a competitive process is conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; (iv) setting forth the approval process for transactions that are 'non-negligible' (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee; (v) evaluating the Company’s internal audit program and the performance of the Company’s internal auditor and the resources at his/her disposal; (vi) reviewing the scope of work of the Company’s external auditor and making recommendations regarding his/her salary; and (vii) creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company as well as adopting against retaliation. The audit committee operates under a charter adopted by the board of directors.

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

The Nominating Committee is comprised of Alon Dumanis, Michael Brunstein, Eli Fruchter and Zehava Simon. The function of the nominating committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto.

On September 7, 2010, our board of directors resolved to authorize the audit committee to fulfill the scope and act as the Company’s investment committee.

All committees are acting according to written charters that were approved by our board of directors. In February 2012, we adopted an internal enforcement plan which was approved by our board of directors. The internal enforcement plan, as part of which we adopted and implementing procedures and policies in order to comply with the provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), the Companies Law and the applicable guidelines issued by Israeli Securities Authority. The internal enforcement plan includes, among others, the board committees’ charters, procedures with respect to related party transactions, insider trading, reporting and complaints, and a code of conduct. We have recently started a review process of our enforcement plan and related procedures. We plan to conclude this review process by July 2017.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Ms. Dana Gottesman-Erlich, CPA (Isr.) of BDO Ziv Haft, an independent registered accounting firm which is a part of the BDO international accounting firm. Ms. Gottesman-Erlich replaced Mr. Guy Sapir, C.P.A (Isr) of Kesselman & Kesselman PwC Israel as our internal auditor as of January 2016. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

6.D         Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2014(*)	2015(*)	2016(*)

Total Personnel	404	496	510

Located in Israel	292	301	299
Located abroad	112	195	211

In operations	79	87	83
In research and development	146	180	178
In global business	154	195	214
In general and administration	25	34	35

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

6.E          Share Ownership

Based on information provided to us, our sixteen directors and officers listed in Item 6A above, have had, as a group, sole voting and investment power for 468,287 shares beneficially owned by them as of February 15, 2017 (representing 1.70% of the 27,490,639 issued and outstanding ordinary shares of the Company as of such date). Such number includes 421,626 shares subject to options that are immediately exercisable or exercisable within 60 days of February 15, 2017 (with expiration dates ranging between 2018 and 2023; exercise prices ($/share) ranging between 0.93 and 12.45) and 14,610 RSUs to be vested within 60 days as of February 15, 2017. Each of such directors and executive officers beneficially owned less than 1% of the Company’s shares as of such date.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 15, 2017 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans active throughout 2016, are described below:

2007 Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2007, was 2,500,000, subject to future increases or decreases by the Company. On May 1, 2012, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by one million shares, and amend the 2007 Incentive Plan to address a change in the clearing procedures of the TASE. On December 17, 2014, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by two million shares, and to amend the 2007 Incentive Plan. Such amendment includes, among others, a change of the exercise period in the event of termination, and in case of death, disability or retirement of the optionee. In connection with the aforementioned increases, we have not obtained a shareholder approval as required under NASDAQ Listing Rules and followed in lieu home practice rules that do not require such approval. As of December 31, 2016, options to purchase 4,094,777 ordinary shares at an exercise prices which range from $0.43 to $12.45, the fair market value of Nova’s stock based on the dates of grant, were granted under this plan of which, as of December 31, 2016, 1,712,827 options were exercised, 734,384 options were outstanding and exercisable, 603,085 options had been cancelled and 1,044,481 were outstanding and unvested. As of December 31, 2016, 762,237 RSU’s had been issued, of which 447,095 had vested, 36,822 had been cancelled and 278,320 RSU's were outstanding.

On September 12, 2013, our shareholders (following an approval by our compensation committee and board of directors), approved the Company's compensation policy, which includes, among others, provisions relating to equity based compensation for Nova's executive officers. On August 2, 2016, our board of directors (per the recommendation of our compensation committee) has concluded that the approval of the proposed amended and restated compensation plan is in the interest of the Company, and based on detailed arguments and in accordance with the provisions of the Companies Law, has resolved to approve our amended and restated compensation policy despite the objection of our shareholders. Accordingly, our amended compensation policy is effective as of that date.

The amended and restated compensation policy provides, among others, that: (i) such equity based compensation is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company's equity incentive plan in place as may be updated from time to time; (ii) all equity-based incentives granted to executive officers will be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to executive officers (other than directors) will vest gradually over a period of between three to five years; and (iii) all other terms of the equity awards will be in accordance with Nova's incentive plans and other related practices and policies. The board of directors may, following approval by the compensation committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any executive officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law. The compensation policy also provides that the equity based compensation will be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer. The fair market value of the equity based compensation for the executive officers will be determined according to acceptable valuation practices at the time of grant.

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

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 27,490,639 ordinary shares outstanding as of February 15, 2017.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned

Itshak Sharon (Tshuva), Delek Group Ltd., The Phoenix Holdings Ltd. and Excellence Holdings Ltd.(1)	2,337,083	8.50%
Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation(2)	2,071,300	7.53%
Clal Insurance Enterprises Holdings Ltd.(3)	1,978,960	7.20%
Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP(4)	1,835,260	6.68%
Migdal Insurance & Financial Holdings Ltd.(5)	1,705,805	6.21%
Yelin Lapidot Holdings Management Ltd.(6)	1,620,271	5.89%
Harel Insurance Investments & Financial Services Ltd.(7)	1,455,884	5.30%

(1)           Based upon information provided to the Company by Itshak Sharon (Tshuva), Delek Group Ltd., The Phoenix Holdings Ltd. and Excellence Holdings Ltd. as of February 1, 2017 and consist of 187,664 shares held for their own account.

(2)         The information is based upon Amendment No. 3 to Schedule 13G filed with the SEC by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation on February 14, 2017.

(3)           The information is based upon Amendment No. 5 to Schedule 13G filed with the SEC by Clal Insurance Enterprises Holdings Ltd. and IDB Development Corporation Ltd. on February 14, 2017.

(4)           The information is based upon Schedule 13G filed with the SEC by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP, Wellington Management Company LLP. on February 9, 2017.

(5)           The information is based upon Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd. on January 26, 2017.

(6)           The information is based upon Amendment No. 2 to Schedule 13G filed with the SEC by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. on February 8, 2017.

(7)           The information is based upon Amendment No. 3 to Schedule 13G filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on January 31, 2017.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i);  the increase in the percentage of ownership held by Clal Insurance Enterprises Holdings Ltd. above 5% as of 2012 and the decrease in the percentage of ownership in 2015 and in 2016: (ii) the increase in the percentage of ownership held as a group by Delek Group Ltd., The Phoenix Holdings Ltd. & Excellence Holdings Ltd. above 5% as of 2012, the increase in the percentage of ownership in 2013 and 2014 and the decrease in the percentage of ownership in 2015 and 2016; (iii) the increase in 2013 and afterwards the decrease in 2014 in the percentage of ownership held by Invicta Capital Management, LLC. As reported on Amendment 8 to Schedule 13G filed with the SEC by Invicta Capital Management on February 14, 2014, Invicta Capital Management beneficially owned 1,157,376 of our ordinary shares (then representing 4.2% of our issued and outstanding share capital); (iv) the decrease in the percentage of ownership held by Federated Investors, Inc., Voting Shares Irrevocable Trust, John F. Donahue and Rhodora J. Donahue (collectively, "Federated Investors"). As reported on Amendment 3 to Schedule 13G filed with the SEC by Federated Investors on June 7, 2013, Federated Investors beneficially owned 1,286,534 of our ordinary shares (then representing 4.82% of our issued and outstanding share capital); (v) the increase in the percentage of ownership held by Migdal Insurance & Financial Holdings Ltd., above 5% as of 2012, the increase in the percentage of ownership in 2013, 2014 and 2015 and the decrease in the percentage of ownership in 2016; (vi) the increase in the percentage of ownership held by Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation above 5% in 2013, 2014 and 2015; (vii) the increase in the percentage of ownership held by Harel Insurance Investments & Financial Services Ltd., above 5% in 2014, 2015 and 2016; (vii) the increase and then the decrease in the percentage of ownership held by Yelin Lapidot Holdings Management Ltd., above and then below 5% in 2014 and the increase in the percentage of ownership held by Yelin Lapidot Holdings Management Ltd., above 5% in 2015 and in 2016; and (viii) the increase in the percentage of ownership held by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP above 5% in 2016.

As of February 15, 2017, our ordinary shares were held by 15 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 15, 2017, 13 registered holders were U.S. domicile holders and held approximately 0.15% of our outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B.           Related Party Transactions

Pursuant to our amended and restated compensation policy, we may provide “directors’ and officers’ liability insurance” for our directors and officers as follows: (i) the annual premium to be paid by us will not exceed 1.5% of the aggregate coverage of the insurance policy; (ii) the limit of liability of the insurer will not exceed the greater of $50 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which will determine that the sums are reasonable considering our exposures, the scope of coverage and the market conditions and that the insurance policy reflects the current market conditions, and it will not materially affect our profitability, assets or liabilities. The amended and restated compensation policy also provides that upon circumstances to be approved by the compensation committee (and, if required by law, by the board of directors), we will be entitled to enter into a "run off" insurance policy of up to seven years, with the same insurer or any other insurance, as follows: (i) the limit of liability of the insurer will not exceed the greater of $50 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; (ii) the annual premium will not exceed 300% of the last paid annual premium; (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which shall determine that the sums are reasonable considering our exposures covered under such policy, the scope of cover and the market conditions, and that the insurance policy reflects the current market conditions and that it will not materially affect our profitability, assets or liabilities. According to the amended and restated compensation policy, we may extend the insurance policy in place to include cover for liability pursuant to a future public offering of securities as follows: (i) the additional premium for such extension of liability coverage will not exceed 50% of the last paid annual premium; and (ii) the insurance policy as well as the additional premium will be approved by the compensation committee (and if required by law, by the board of directors) which will determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the insurance policy reflects the current market conditions, and it does not materially affect our profitability, assets or liabilities. Since our amended and restated compensation policy was approved by our compensation committee and our board of directors in accordance with the authority granted by the Companies Law (and not by our shareholders), we currently intend to submit the above directors’ and officers’ liability insurance framework to the approval of our shareholders during 2017.

In November 2016, we obtained directors' and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $40,000,000 (including $5,000,000 Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee and board of directors and will be submitted to the approval of our shareholders during 2017.

In addition, we undertook to indemnify our officers and directors. On June 21, 2012, the shareholders at the annual general meeting approved an amended letter of indemnification to be given to our directors and officers. The aggregate indemnification amount that the Company can pay to all its officers and directors pursuant to these letters of indemnification will not exceed 25% of the Company’s shareholders equity, according to the most recent consolidated financial statement prior to the date of indemnification payment. Prior to that, we undertook to indemnify our officers and directors up to an aggregate amount of $10,000,000 or 25% of the Company’s shareholders equity, the higher of the two. Pursuant to our amended and restated compensation policy, we may indemnify our directors and officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the officer, as provided in the indemnity agreement between us and such individuals, all subject to applicable law and our articles of association. Our amended and restated compensation policy also provides that we may exempt our directors and officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis our company, to the fullest extent permitted by applicable law.

For information relating to options granted to officers and directors, see “Item 6E. Share Ownership” in this annual report on Form 20-F. For information regarding our compensation policy and compensation arrangements with our directors and executive officers (including our chairman and chief executive officer), please refer to “Item 6B. Compensation” in this annual report on Form 20-F.

7.C         Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A         Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements” in this annual report on Form 20-F and pages F-1 through F-30.

Legal Proceedings

From time to time, we or our subsidiaries may be a party to legal proceedings and claims in the ordinary course of business. We are currently not involved in any significant legal proceedings, except as noted below:

Based on publicly available information, we have been informed that on February 20, 2017, an employee of our U.S. subsidiary filed a collective action complaint with the U.S. District Court of Northern District of California asserting failure to pay overtime compensation in violation of the Fair Labor Standards Act. As of the date of this report, we haven’t been served with the complaint. Once we have the opportunity to review the allegations, we’ll respond appropriately with the court.

Dividend Policies

We anticipate that, for the foreseeable future, we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

The distribution of dividends may be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Our Amended and Restated Articles of Association provide that dividends will be paid at the discretion of, and upon resolution by, our board of directors.

In addition, distribution of dividends may be subject to certain tax implication. For additional information regarding tax implication of dividends' distribution, see “Item 10E. Taxation – Israeli Taxation” in this annual report on Form 20-F.

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

NASDAQ
	Price per share (US$)
	High	Low
Yearly highs and lows

2011	11.79	5.11
2012	9.28	6.82
2013	10.31	7.68
2014	12.25	9.5
2015	13.34	9.43
2016	13.96	8.57
Quarterly highs and lows

2014
First quarter	12.25	9.82
Second quarter	12.13	9.63
Third quarter	12.19	9.77
Fourth quarter	10.83	9.5
2015
First quarter	12.10	10.04
Second quarter	13.34	10.57
Third quarter	13.06	9.43
Fourth quarter	11.20	9.55
2016
First quarter	11.47	8.57
Second quarter	11.96	10.38
Third quarter	12.26	10.77
Fourth quarter	13.96	11.64
2017
First quarter (until February 15, 2017)	16.78	13.04

Monthly highs and lows

August 2016	12.15	10.94
September 2016	12.26	11.20
October 2016	12.49	11.64
November 2016	12.76	11.83
December 2016	13.96	12.47
January 2017	15.05	13.04
February 2017 (until February 15, 2017)	16.78	15.08

Tel Aviv Stock Exchange
	Price per share (NIS)
	High	Low
Yearly highs and lows

2011	40.99	20.00
2012	36.58	26.04
2013	36.99	29.02
2014	42.55	33.99
2015	50.67	37.53
2016	53.86	34.10

Quarterly highs and lows

2014
First quarter	42.55	34.35
Second quarter	41.50	33.99
Third quarter	41.98	34.50
Fourth quarter	41.78	36.51
2015
First quarter	48.50	39.77
Second quarter	50.67	40.93
Third quarter	48.96	37.66
Fourth quarter	43.89	37.53
2016
First quarter	43.41	34.10
Second quarter	45.80	38.61
Third quarter	46.95	41.35
Fourth quarter	53.86	43.60
2017
First quarter (until February 15, 2017)	60.95	50.23

Monthly highs and lows

August 2016	45.99	42.40
September 2016	45.95	42.60
October 2016	47.21	43.60
November 2016	49.91	45.72
December 2016	53.86	48.00
January 2017	56.98	50.23
February 2017 (until February 15, 2017)	60.95	56.25

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

Purpose of the Company. The purposes of the Company, as provided by Article 4 of our Amended Articles, are (a) to invent, design, plan, develop, manufacture, market and trade in the field of measuring instruments in electronics, micro-electronics, medicine, chemistry, metallurgy, ceramics and any other field, (b) to initiate, participate, manage, execute, import and export any kind of project within the borders of the State of Israel and/or outside Israel, (c) to register patents, trademarks, trade names, intellectual property rights, marketing rights and any other right of any kind whatsoever, both in Israel and abroad and (d) to engage in any legal activity, both in Israel and abroad.

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

   Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors is comprised of annual compensation and a per meeting payment ranging as stated in the regulations. These amounts are adjusted once every year in accordance with the Israeli consumer price index. With regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is approximately NIS 134,180 per annum and approximately NIS 4,035 per meeting, as adjusted for changes in the Israeli CPI once every year. The approval of the shareholders of the company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. If the shareholder's approval is required, it has to be done in the same manner as the approval of transactions with office holders and directors regarding their terms of engagement with the company (see "— Compensation of Officers and Directors" in this Item below). The compensation of external directors may also be linked to the compensation of other directors, subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable does not fall below the lowest amount granted to any other director and does not exceed the average amount of stock granted to all other directors. The regulations also allow an increased compensation to external directors that are considered “expert external directors” under the terms set forth in said regulations.

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

Under the Companies Law, the majority of the members of the audit committee must be independent directors. A public company may classify a director as independent only if (i) the audit committee has determined that he or she is qualified to serve as an external director (with the exception that such director does not have to have professional qualifications or accounting and financial expertise in order to serve as an independent director), and (ii) he or she is not serving as a director in the company for more than consecutive nine years (only a period of two or more years, in which such person did not serve as a director in the company, will be deemed to discontinue the nine year sequence), provided that a company listed on NASDAQ, such as our company, may extend such nine year period by additional three-year periods in certain circumstances. In February 2017, our audit committee and board of directors acted accordingly and resolved to extend the classification of Mr. Avi Cohen as an independent director under the Companies Law. All of our board members are independent, in accordance with NASDAQ Listing Rules and the Companies Law.

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

Pursuant to the Companies Law, the compensation policy must be approved by the company's board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the "Majority Requirement"): (i) the majority should include at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions are not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments. In August 2016, our compensation committee and board of directors acted accordinary and adopted our amended and restated compensation plan despite our shareholders’ objection.

The Companies Law provides that the compensation policy must be re-approved (and re-considered) every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others (the "Compensation Policy Mandatory Criteria"): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person's position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of the employer cost of such person in relation to the employer cost of other employees of the company, and in particular, the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person's compensation and the other employees' compensation on the labor relations in the company; (iv) the authority, at the board of director's sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

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

Pursuant to the Companies Law, any transaction with an office holder (except directors and the chief executive officer of the company) with respect to such office holder's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (also see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a 'Public Pyramid Held Company'. For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

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

Pursuant to the Companies Law a compensation policy must be re-approved (and re-considered) at least once in every three years. Our shareholders voted on June 30, 2016 against the amended and restated compensation policy recommended by our board of directors. On August 2, 2016, our board of directors (per the recommendation of our compensation committee) has concluded that the approval of the proposed amended and restated compensation plan is in the interest of the Company, and based on detailed arguments and in accordance with the provisions of the Companies Law, has resolved to approve our amended and restated compensation policy despite the objection of our shareholders. Accordingly, our amended compensation policy is effective as of that date. For the full text of the amended and restated compensation policy see our report on Form 6-K furnished to the Securities and Exchange Commission on May 26, 2016.

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

A merger, the acquisition of a controlling stake or any transaction in which all or substantially all the assets of a company are de facto transferred to another company, may require the approval of the Israeli Commissioner of Restrictive Trade Practices, in the event that the aggregate annual sales volume in Israel of all the companies which are parties to such transaction in the year preceding the merger, exceeds NIS 150 million (approximately $39.6 million), adjusted annually to the Israeli consumer price index, and the annual sales volume in Israel of at least two of the companies which are parties to such transaction exceeds NIS 10 million each (approximately $2.64 million), and also if after the consummation of such transactions, the joint market, in Israel, or at any identified geographic part of Israel will be in excess of 50% with respect to such products and services.

10.C       Material Contracts

In April 2015, we consummated the acquisition of 100% of the equity of ReVera Incorporated, a privately held company headquartered in Santa Clara, California for $46.5 million in cash from existing funds, on a cash free, debt free basis. The Agreement and Plan of Merger dated March 11, 2015 by and among Nova Measuring Instruments Ltd., ReVera Incorporated, Neptune Acquisition Inc., and the Representative (named therein) was previously filed as exhibit to our annual report on Form 20-F, filed with the SEC on February 29, 2016.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2016 tax year (to be reduced to 24% in 2017 and to 23% in 2018 and thereafter).

Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986

As a “foreign invested company” (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986. Accordingly, its taxable income or loss is calculated in US Dollars.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

 Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the “Investments Law”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Economy and Industry of the State of Israel the (“Investment Center”), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

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

A company qualifies as a FIC if (i) it has received at least NIS 5 million in loans (for a minimum period of three years) or as investment in share capital from a foreign resident who is consequently entitled to at least 25% of the “rights” in the company (consisting of profit sharing rights, voting rights and appointment of directors), or (ii) if a foreign resident has purchased the company’s shares from an existing shareholder, consequently entitling the foreign shareholder to at least 25% of such rights in the company provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million.

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

The Company has elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at referred above ranged between 10%-25%. Under the Investments Law, the transfer of funds from the Company to shareholders and other related parties may be deemed to be regarded as a dividend distribution for this purpose in certain circumstances. Dividends paid out of income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15%, if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, which the company qualifies as a FIC, there is no such time limitation.

Under the Alternative Track, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the Alternative Track is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends.

We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend.

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, which effective as of April 1, 2005, has changed certain provisions of the Investments Law (the “2005 Amendment”). An eligible investment program under the 2005 Amendment qualifies for benefits as a “Benefited Enterprise” (rather than as an Approved Enterprise which status is still applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the Grant Track). According to the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center.

The duration of the tax benefits described herein is limited to the earlier of seven or ten years (depending on the geographic location of the Approved Enterprise within Israel) from the Commencement Year (as described below) or 12 years from the first day of the Year of Election (as described below). Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Benefited Enterprise, or the Year of Election, which is defined as the year in which a company requested to have the tax benefits apply to the Benefited Enterprise. The tax benefits granted to a Benefited Enterprise are determined, depending on the geographic location of the Benefited Enterprise within Israel, according to one of the following, which may be applicable to us:

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

As a result of the 2005 Amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.

We had three Approved Enterprise plans under the Investments Law, which entitled us to certain tax benefits. In addition, in 2011, based on Company investments in property and equipment in the years 2008 and 2009, the Company submitted the applicable form as a Benefitted Enterprise in accordance with the 2005 Amendment to the Investments Law. The year of election was 2010.

Tax benefits under the 2011 Amendment

On December 29, 2010, the Israeli Parliament approved the 2011 amendment to the Investments Law (the “2011 Amendment”). The 2011 Amendment significantly revised the tax incentive regime in Israel, commencing on January, 1 2011.

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

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014-2016	9%	16%
2017 onwards[1]	7.5%	16%

In addition, the 2011 Amendment introduced a new status of “Special Preferred Company” which is an Industrial company meeting, in addition to the conditions prescribed for “Preferred Company” certain additional conditions (including that the total Preferred Enterprise income is at least NIS 1.5 billion in 2016 and NIS 1 billion in 2017 and thereafter). The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5%, if located in Development Region “A”, or to 8%, if located in other area within the State of Israel.

1  In December 2016, the Israeli Parliament (the Knesset) approved an amendment to the Investments Law pursuant to which the tax rate applicable to Preferred Enterprises in Development Region “A” will be reduced to 7.5% as of 2017. It should be noted that the amendment to the Investments Law also include new tax tracks for technology-based activities and enterprises: (i) Preferred Technology Enterprise, which  under certain conditions is entitled to a reduced flat tax rate of 12% if located in other area within Israel (instead of 16% for a Preferred Enterprise), and a 4% tax rate on dividend distributions out of such income to a foreign resident parent company (or a lower rate under a tax treaty); (ii) Special Preferred Technology Enterprise – an enterprise that meets all the conditions of a Preferred Technology Enterprise and in addition, the total annual revenue of such enterprise together with other companies in the group is NIS 10 billion or more. Under such conditions, a reduced flat tax rate of 6% shall apply, and a 4% tax rate on dividend distributions out of such income to a foreign resident parent company (or a lower rate under a tax treaty). These tax tracks will enter into force starting January 1, 2017.

 Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 20% (iii) non-Israeli residents - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

 The 2011 Amendment also revised the Grant Track to apply only to the approved programs located in Development Region “A” and shall provide not only cash grants (as prior to the 2011 Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%). In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Company.

The provisions of the 2011 Amendment do not apply to existing “Benefited Enterprises” or “Approved Enterprises”, which will continue to be entitled to the tax benefits under the Investments Law, as has been in effect prior to the New Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the Israeli Tax Authority, not later than the date prescribed for the filing of the company’s annual tax return for the respective year. A company owning a Benefited Enterprise or Approved Enterprise which made such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Benefited Enterprise to its Israeli corporate shareholders tax free.

Until the end of 2015, we did not utilize tax benefits related to Preferred Enterprises. Starting 2016, we started utilizing such benefits, with a related tax rate of 16%.

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

Taxation of the Company Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposition.

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

The Real Gain derived by corporations will be generally subject to the ordinary corporate tax (25% in 2016, to be reduced to 24% in 2017 and to 23% in 2018 and thereafter).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 25% for corporations in 2016 (to be reduced to 24% in 2017 and to 23% in 2018 and thereafter) and a marginal tax rate of up to 50% in 2016 for individuals, including an excess tax for high earning individuals whose taxable income from Israeli sources exceeds a certain threshold (NIS 810,720 in 2016 and NIS 640,000 in 2017 and thereafter, as discussed below). Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the  Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition will not apply to shares purchased on or after January 1, 2009), and (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed. Non-Israeli corporations will not be entitled to the foregoing exemptions if (i) an Israeli resident has a controlling interest, directly or indirectly, alone or together with another (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), or together with another Israeli resident, exceed 25% in one or more of the means of control in such non-Israeli resident corporation or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

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

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the Real Gain at the rate of 25% in respect of a corporation and/or an individual.

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

Dividends

As of January 1, 2014, any distribution of dividends from income attributed to a Preferred Enterprise is generally subject to a tax at a rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed. As of January 1, 2014, dividends distributed from income attributed to an Approved Enterprise and/or a Benefited Enterprise are subject to a tax rate of 20%. Notwithstanding the above, a reduced 15% tax rate will be applicable if the dividend was distributed out of income of: (i) Approved Enterprise activated prior to 2014; or (ii) Benefited Enterprise with a Year of Election prior to 2014. Those rates may be further reduced under the provisions of any applicable double tax treaty.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% in 2016 (to be increased to 3% in 2017 and thereafter) on annual income exceeding a certain threshold (NIS 810,720 for 2016 and NIS 640,000 for 2017 and thereafter (linked to the Israeli Consumer Price Index)), including, but not limited to income derived from dividends, interest and capital gains.

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

U.S. Taxation

The following discussion describes certain material United States (“U.S.”) federal income tax consequences generally applicable to U.S. holders (as defined below) of the purchase, ownership and disposition of our ordinary shares. This summary addresses only holders who acquire and hold ordinary shares as “capital assets” for U.S. federal income tax purposes (generally, assets held for investment purposes).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ordinary shares who is:

•	An individual citizen or resident of the U.S. (as determined under U.S. federal income tax rules);

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) the trust has in effect a valid election in effect under applicable Treasury Regulations (as defined below) to be treated as a United States person.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the holder’s particular circumstances,  including, but not limited to,

•	persons who own, directly, indirectly or constructively, 10% or more (by voting power or value) of our outstanding voting shares;

•	persons who hold the ordinary shares as part of a hedging, straddle or conversion transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons who acquire their ordinary shares in a compensatory transaction;

•	broker-dealers;

•	insurance companies;

•	regulated investment companies;

•	real estate investment companies;

•	qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

•	traders who elect to mark-to-market their securities;

•	tax-exempt organizations;

•	banks or other financial institutions;

•	U.S. expatriates and certain former citizens and long-term residents of the United States; and

•	persons subject to the alternative minimum tax.

The tax treatment of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partnership’s and the partner’s status and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal income tax purposes) that are beneficial owners of ordinary shares, and their partners and other owners, should consult their own tax advisers regarding the tax consequences of the acquisition, ownership and disposition of ordinary shares.

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

Distributions on the Ordinary Shares

We currently do not intend to distribute dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “— Dividends” above. In general (and subject to the PFIC rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income to the extent the distribution does not exceed our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain income (long-term capital gain if the U.S. holder’s holding period exceeds one year), from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

The amount of any dividend paid in NIS (including amounts withheld to pay Israeli withholding taxes) will equal the U.S. dollar value of the NIS calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, regardless of whether the NIS are converted into U.S. dollars. A U.S. holder will have a tax basis in the NIS equal to their U.S. dollar value on the date of receipt. If the NIS received are converted into U.S. dollars on the date of receipt, the U.S. holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the NIS received are not converted into U.S. dollars on the date of receipt, a U.S. holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the NIS. Such gain or loss will be treated as U.S. source ordinary income or loss.

Dividends paid by us generally will be foreign source, “passive income” for U.S. foreign tax credit purposes, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received on the ordinary shares. The Code provides limitations on the amount of foreign tax credits that a U.S. holder may claim. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which these U.S. holders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether you would be entitled to this credit.

Under current law, certain distributions treated as dividends that are received by an individual U.S. holder from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below).

The additional 3.8% tax on “net investment income” (described below) may apply to dividends received by certain U.S. holders who meet certain modified adjusted gross income thresholds.

Sale, Exchange or Other Taxable Disposition of the Ordinary Shares

Upon the sale, exchange or other taxable disposition of the ordinary shares (subject to the PFIC rules discussed below), a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. holders) or loss if the U.S. holder’s holding period of the ordinary shares is more than one year at the time of the disposition. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a U.S. holder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other taxable disposition of ordinary shares by a holder who is a resident of the U.S. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

The additional 3.8% tax on “net investment income” (described below) may apply to certain U.S. holders who meet certain modified adjusted gross income thresholds, including capital gains.

Passive Foreign Investment Companies

In general, a foreign (i.e., non-U.S.) corporation will be a PFIC for any taxable year in  which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (1) 75% or more of its gross income in the taxable year is “passive income,” or (2) assets held for the production of, or that produce, passive income comprise 50% or more of the average of its total asset value in the taxable year. For purpose of the income test, passive income includes dividends, interest, royalties, rents, annuities and net gains from the disposition of assets, which produce passive income. For purposes of the asset test, assets held for the production of passive income includes assets held for the production of, or that produce dividends, interest, royalties, rents, annuities, and other income included in the income test. In determining whether we meet the asset test, cash is considered a passive asset and the total value of our assets generally will be treated as equal to the sum of the aggregate fair market value of our outstanding stock plus our liabilities. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The income test is conducted at the taxable year-end. The asset test is conducted on a quarterly basis and the quarterly results are then averaged together.

If a corporation is treated as a PFIC for any year during a U.S. holder’s holding period and the U.S. holder does not timely elect to treat the corporation as a “qualified electing fund” under Section 1295 of the Code or elect to mark its ordinary shares to market (both elections described below), any gain on the disposition of the shares will be treated as ordinary income, rather than capital gain, and the holder will be required to compute its tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares. The portion of the gain and distributions allocated to prior taxable years in which a corporation was a PFIC will be ineligible for any preferential tax rate otherwise applicable to any “qualified dividend income” or capital gains, and will be taxed at the highest ordinary income tax rate in effect for each taxable year to which this portion is allocated. An interest charge will be imposed on the amount of the tax allocated to these taxable years. A U.S. holder may elect to treat a corporation as a qualified electing fund only if the corporation complies with requirements imposed by the IRS to enable the shareholder and the IRS to determine the corporation’s ordinary income and net capital gain. Additionally, if a corporation is a PFIC, a U.S. holder who acquires shares in the corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death of the decedent and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. These adverse tax consequences associated with PFIC status could result in a material increase in the amount of tax that a U.S. holder would owe and an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements. Unless otherwise provided by the IRS, if a corporation is classified as a PFIC, a U.S. person that is a direct or indirect holder generally will be required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, or any applicable successor form, to report its ownership interest in such entity.

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2016. For 2016, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2016. Nonetheless, there is a risk that we were a PFIC in 2016 or we will be a PFIC in 2017 or subsequent years because there are no definitive rules regarding the manner in which a company should value its assets for purposes of the PFIC asset test. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2017 or a subsequent year. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

Available Elections. If we become a PFIC for any taxable year, U.S. holders should consider whether or not to elect to treat us as a “qualified electing fund” or to elect to “mark-to-market” their ordinary shares in order to mitigate the adverse tax consequences of PFIC status.

If a U.S. holder makes a qualified electing fund election (a “QEF election”) for its ordinary shares that is effective from the first taxable year that the U.S. holder holds our ordinary shares and during which we are a PFIC, the electing U.S. holder will avoid the adverse consequences of our being classified as a PFIC, but will instead be required to include in income a pro rata share of our net capital gain, if any, and other earnings and profits (“ordinary earnings”) as long-term capital gains and ordinary income, respectively, on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A subsequent distribution of amounts that were previously included in the gross income of U.S. holders should not be taxable as a dividend to those U.S. holders who made a QEF election. In the event we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. holder, and may not be carried forward or back in computing our net capital gain or ordinary earnings in other taxable years. The tax basis of the shares of an electing U.S. holder generally will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the QEF rules described above. In order to make (or maintain) a QEF election, the U.S. holder must annually complete and file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, or any applicable successor form. However, we do not expect that we will prepare or provide to U.S. Holders a “PFIC annual information statement,” which would enable a U.S. Holder to make one type of a QEF election. In addition, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Department of the Treasury may require. U.S. Holders are advised to consult with their own tax advisors regarding the details of the PFIC rules and any elections that may be available.

Alternatively, if a U.S. holder elects to “mark-to-market” its ordinary shares, the U.S. holder generally will include in its income any excess of the fair market value of our ordinary shares at the close of each taxable year over the holder’s adjusted basis in such ordinary shares. If a U.S. holder makes a valid mark-to-market election with respect to our ordinary shares for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its common shares. A U.S. holder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of the ordinary shares as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. holder’s adjusted tax basis in the ordinary shares generally will be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the ordinary shares generally will be treated as ordinary income. Ordinary loss treatment also will apply to any loss recognized on the actual sale or other disposition of ordinary shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such ordinary shares. A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. No view is expressed regarding whether our ordinary shares are marketable for these purposes or whether the election will be available.

If a U.S. holder makes either the QEF election or the mark-to-market election, distributions and gain will not be recognized ratably over the U.S. holder’s holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above will not apply. If a U.S. holder makes the QEF election, gain on the sale of the ordinary shares will be characterized as capital gain. However, U.S. holders making one of these two elections may experience current income recognition, even if we do not distribute any cash. The elections must be made with the U.S. holder’s federal income tax return for the year of election, filed by the due date of the return (as it may be extended) or, under certain circumstances provided in applicable Treasury Regulations, subsequent to that date.

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

Medicare Tax on Net Investment Income

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of individuals, will be between $125,000 and $250,000 depending on the individual’s circumstances). A U.S. holder’s “net investment income” generally may include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares and the interaction of these rules with the rules applicable to income included as a result of the QEF election.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

The Hiring Incentives to Restore Employment Act of March 2010 (the “HIRE Act”), including the Foreign Account Tax Compliance Act (“FATCA”) provisions promulgated thereunder, generally provides that (1) a 30% withholding tax may be imposed on certain payments of U.S. source income (such as dividends) to certain non-U.S. holders, and (2) beginning January 1, 2019, a 30% withholding tax may be imposed on the proceeds from the sale of property by certain non-U.S. holders that could give rise to certain types of U.S. source payments. Withholding generally is required unless such non-U.S. holders enter into an agreement with the IRS to disclose the name, address and taxpayer identification number of certain U.S. persons that own, directly or indirectly, interests in such non-U.S. holders, as well as certain other information relating to such interests.  Non-U.S. holders should consult their own tax advisors regarding the possible implications and obligations of FATCA and the HIRE Act on the purchase, ownership and disposition of our common stock.

United States Information Reporting and Backup Withholding

In general, U.S. holders may be subject to certain information reporting requirements under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as the Company. Failure to comply with these information reporting requirements may result in substantial penalties.

Specifically, certain U.S. Holders holding specified foreign financial assets, including our ordinary shares, with an aggregate value in excess of the applicable U.S. dollar threshold are subject to certain exceptions, required to report information relating to our Ordinary Shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax returns, for each year in which they hold our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of our Ordinary Shares.

In addition, and as discussed in the section of this annual report entitled “U.S. Taxation – Passive Foreign Investment Companies”, if a corporation is classified as a PFIC, a U.S. person that is a direct or indirect holder generally will be required to file an informational return annually on IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, or any applicable successor form, to report its ownership interest in such entity, unless otherwise provided by the IRS.

Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding, currently at the rate of 28%. Certain holders (including, among others, corporations) generally are not subject to information reporting and backup withholding. A U.S. holder generally will be subject to backup withholding if such holder is not otherwise exempt and such holder:

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

Backup withholding is not an additional tax and may be claimed as a refund or a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

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

Impact of Currency Fluctuation

Because our results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily the NIS, the Euro and the Japanese Yen) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2016, the value of the U.S. dollar devaluated against the NIS by 1.46%, devaluated against the Yen by approximately 2.8% and revaluated against the Euro by approximately 3.6%. During the first six months of 2016 the value of the U.S. dollar devaluated against the NIS by approximately 1.5%, devaluated against the Yen by approximately 14.6% and devaluated against the Euro by 1.9%. During the last six months of 2016 the value of the U.S. dollar revaluated against the NIS by approximately 0.03%, revaluated against the Yen by approximately 13.6% and revaluated against the Euro by approximately 5.5%.

As of December 31, 2016, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2016, and are expected to continue to be affected by such currency fluctuations in 2017.

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

In 2016, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $60 million with settlement dates through 2016-2017, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $60 million. In accordance with ASC 815-10, we recorded in 2016 an increase of approximately $0.1 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2016, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currency, held at December 31, 2016, by approximately $0.8 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

   (a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this evaluation, we used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2016.

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

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that our audit committee includes one audit committee financial expert, as defined by Item 16A of Form 20-F. Ms. Dafna Gruber is an independent director as such term is defined by Rule 5605(a)(2) of The NASDAQ Stock Market.

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

Item 16C. Principal Accountant Fees and Services

During each of the last two fiscal years, Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors.

Audit Fees

Kost Forer Gabbay & Kasierer audit fee for each of the fiscal year 2016 and 2015 were approximately $250,000 and $240,000, respectively, including fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. The audit fee include fees associated with the audit of management assessment of internal control over financial reporting, annual tax returns and audit of reports to OCS.

Audit-Related Fees

We did not incur expenses for any audit-related services by Kost Forer Gabbay & Kasierer in 2016 or 2015, except as included under the caption “Audit Fees”.

Tax Fees

We did not incur expenses for any tax advice services by Kost Forer Gabbay & Kasierer in 2016 or 2015.

All Other Fees

Other than the audit fees described above, we incurred in 2016 fees to Kost Forer Gabbay & Kasierer, in the amount of approximately $9,000 for other services related to SEC regulation consulting and Europe funding reporting requirements. In fiscal year 2015 we incurred approximately $28,000 for other fees of Kost Forer Gabbay & Kasierer for services related to SEC regulation consulting and OCS application support.

Pre-Approval Policies for Non-Audit Services

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, all audit, audit related and tax services must be specifically approved by the audit committee and certain other non-audit, non-audit related and non-tax services may be approved without consideration of specific case-by-case provided certain terms and procedures are met. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal years 2016 and 2015.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In March 2014, we announced a $12 million repurchase program of the Company’s ordinary shares. Through February 28, 2017, we spent an aggregate of $12 million to repurchase 1,084,778 ordinary shares under our share repurchase program. The repurchase program was ended in May 2016. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b)Average Price Paid per Ordinary Share	(c)Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d)Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)
January, 2016	--	--	--	--
February, 2016	--	--	--	--
March, 2016	--	--	--	--
April, 2016	--	--	--	--
May, 2016	81,000	11.54	1,084,778	35
June, 2016	--	--	--	--
July, 2016	--	--	--	--
August, 2016	--	--	--	--
September, 2016	--	--	--	--
October, 2016	--	--	--	--
November, 2016	--	--	--	--
December, 2016	--	--	--	--

Item 16F. Change In Registrant’s Certifying Accountant

See ITEM 16F in our annual report on Form 20-F for the year ended December 31, 2015.

Item 16G. Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on The NASDAQ Global Select Market.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-30.

Item 19. Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NOVA MEASURING INSTRUMENTS LTD.

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments Ltd. and its subsidiaries (collectively, the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nova Measuring Instruments Ltd. and its subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 3, 2017, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
March 3, 2017	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

NOVA MEASURING INSTRUMENTS LTD.

We have audited Nova Measuring Instruments Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows, for each of the two years in the period ended December 31, 2016, and our report dated March 3, 2017, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
March 3, 2017	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

NOVA MEASURING INSTRUMENTS LTD.

We have audited the accompanying consolidated balance sheet of Nova Measuring Instruments LTD. and subsidiaries (the "Company") as of December 31, 2014 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nova Measuring Instruments LTD. and subsidiaries as of December 31, 2014 and the results of their operations and their cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 25, 2015

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 1 6	2 0 1 5
ASSETS
Current assets
Cash and cash equivalents	$20,406	$27,733
Short-term interest-bearing bank deposits	70,546	69,298
Trade accounts receivable, net of allowance for doubtful accounts of $90 and $124 at December 31, 2016 and 2015, respectively	42,626	19,046
Inventories (Note 4)	29,260	27,683
Deferred tax assets (Note 10)	-	3,540
Other current assets	4,838	2,677
Total current assets	167,676	149,977

Non-Current assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets (Note 10)	3,020	5,735
Other long-term assets	230	211
Severance pay funds (Note 7)	1,425	1,514
Property and equipment, net (Note 5)	10,017	11,062
Intangible assets, net (Note 3)	15,361	17,906
Goodwill (Note 3)	20,114	20,114
Total non-current assets	50,917	57,292

TOTAL ASSETS	$218,593	$207,269

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$16,501	$14,378
Deferred revenues	4,072	5,828
Deferred tax liabilities (Note 10)	-	956
Other current liabilities (Note 6)	18,461	15,996
Total current liabilities	39,034	37,158

Non-Current liabilities
Accrued severance pay (Note 7)	2,418	2,469
Deferred tax liabilities (Note 10)	1,094	5,760
Other long-term liability	1,330	822
Total non-current liabilities	4,842	9,051

Commitments and contingencies (Note 8)

TOTAL LIABILITIES	43,876	46,209

SHAREHOLDERS’ EQUITY (Note 9)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000 shares at December 31, 2016 and 2015, 27,351,431 shares issued
and outstanding at December 31, 2016 and 27,093,937 shares issued and outstanding at December 31,2015	74	73
Additional paid-in capital	128,993	123,977
Accumulated other comprehensive loss	(50)	(114)
Treasury shares	(11,965)	(11,028)
Retained earnings	57,665	48,152
Total shareholders’ equity	174,717	161,060

Total liabilities and shareholders’ equity	$218,593	$207,269

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Revenues:
Products	$122,439	$111,178	$92,208
Services	41,464	37,336	28,410
Total revenues	163,903	148,514	120,618

Cost of revenues:
Products	50,386	50,691	39,784
Services	25,362	20,743	17,221
Expense related to royalty buyout agreement with the Office of the Chief Scientist (Note 8)	12,875	-	-
Total cost of revenues	88,623	71,434	57,005

Gross profit	75,280	77,080	63,613

Operating expenses:
Research and development expenses, net (Note 2N)	34,998	39,703	29,498
Sales and marketing expenses	21,523	15,967	12,747
General and administrative expenses	6,835	8,511	4,457
Amortization of intangible assets (Note 3)	1,758	1,318	-
Total operating expenses	65,114	65,499	46,702

Operating income	10,166	11,581	16,911

Financing income, net	1,216	643	563

Income before tax on income	11,382	12,224	17,474

Income tax expenses (benefit)	1,738	(3,501)	(1,178)

Net income for the year	$9,644	$15,725	$18,652

Earnings per share:
Basic	$0.35	$0.58	$0.68
Diluted	$0.35	$0.57	$0.67

Shares used in calculation of earnings per share:
Basic	27,175	27,185	27,447
Diluted	27,503	27,510	27,807

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Net income for the year	$9,644	$15,725	$18,652

Other comprehensive income (loss) ("OCI") related to:
Gain (loss) recognized in OCI (Note 13)	114	(142)	(1,844)
Gain (loss) reclassified from OCI to income (Note 13)	(50)	1,205	126
Other comprehensive income (loss)	64	1,063	(1,718)

Total comprehensive income for the year	$9,708	$16,788	$16,934

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share amounts which are reflected in thousands)

						Accumulated
	Ordinary			Additional		Other			Total
	Shares			Paid-in		Comprehensive	Treasury	Retained	Shareholders’
	Number	Amount		Capital		Income (Loss)	Shares	Earnings	Equity

Balance as of January 1, 2014	27,281	72		114,276		541	-	13,775	128,664
Issuance of shares in connection with employee share-based plans	474	1		2,585					2,586
Issuance of shares upon exercise of options	22	(*	)	(*	)				(* )
Stock based compensation				2,124					2,124
Share repurchase	(640)						(6,726)		(6,726)
Other comprehensive income						(1,718)			(1,718)
Net income for the year								18,652	18,652
Balance as of December 31, 2014	27,137	73		118,985		(1,177)	(6,726)	32,427	143,582

Issuance of shares in connection with employee share-based plans	288	1		2,318					2,319
Issuance of shares upon exercise of options	33	(*	)	(*	)				(* )
Stock based compensation				2,674					2,674
Share repurchase	(364)	(1)					(4,302)		(4,303)
Other comprehensive income						1,063			1,063
Net income for the year								15,725	15,725
Balance as of December 31, 2015	27,094	73		123,977		(114)	(11,028)	48,152	161,060

Issuance of shares in connection with employee share-based plans	268	1		2,150					2,151
Issuance of shares upon exercise of options	70	(*	)	(*	)				(* )
Stock based compensation				2,735					2,735
Share repurchase	(81)	(*	)				(937)		(937)
Cumulative effect to stock based compensation from adoption of a new accounting standard (Note 2P)				131				(131)	-
Other comprehensive income						64			64
Net income for the year								9,644	9,644
Balance as of December 31, 2016	27,351	74		128,993		(50)	(11,965)	57,665	174,717

(*)          Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Cash flows from operating activities:

Net income for the year	$9,644	$15,725	$18,652

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	4,049	4,597	3,951
Amortization of acquired intangible assets	2,545	5,023	-
Loss related to equipment	222	-	-
Stock-based compensation	2,735	2,674	2,124
Loss (gain) on securities	-	(10)	175
Change in deferred tax assets, net	633	(5,046)	(1,626)
Increase (decrease) in accrued severance pay, net	38	70	(71)
Decrease (increase) in trade accounts receivables, net	(23,580)	(1,959)	12,381
Decrease (increase) in inventories	(1,670)	(1,949)	2,226
Decrease (increase) in other current and long-term assets	(2,180)	370	408
Increase (decrease) in trade accounts payables	2,123	1,604	(4,038)
Increase in other current and long-term liabilities	3,037	3,329	64
Increase (decrease) in short term deferred revenues	(1,756)	1,361	(703)

Net cash provided by (used in) operating activities	(4,160)	25,789	33,543

Cash flows from investment activities:
Decrease (increase) in short-term interest-bearing bank deposits	(1,248)	37,991	(27,737)
Proceeds from short-term available for sale securities	-	-	1,617
Proceeds from (investments in) short-term held for trading securities	-	2,005	(1,942)
Acquisition of subsidiary, net of acquired cash (Note 3)	-	(45,344)	-
Additions to property and equipment	(3,133)	(4,373)	(5,234)

Net cash used in investing activities	(4,381)	(9,721)	(33,296)

Cash flows from financing activities:
Purchases of treasury shares	(937)	(4,303)	(6,726)
Shares issued under employee share-based plans	2,151	2,319	2,586

Net cash provided by (used in) financing activities	1,214	(1,984)	(4,140)

Increase (decrease) in cash and cash equivalents	(7,327)	14,084	(3,893)
Cash and cash equivalents - beginning of year	27,733	13,649	17,542
Cash and cash equivalents - end of year	$20,406	$27,733	$13,649

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$1,902	$83	$136

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

The Company has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, Taiwan, Korea and Germany. In 2016, the wholly owned subsidiary in the Netherlands was liquidated. The subsidiaries (the “subsidiaries”) are engaged in pre-sale activities and providing technical support to customers.
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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2           -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Cash and Cash Equivalents

Cash and cash equivalents represent short-term highly liquid investments (mainly interest-bearing deposits) with maturity dates not exceeding three months from the date of deposit.

E.	Short Term Bank Deposit

Short term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

F.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis.

G.	Business Combination

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

Inventories are presented at the lower of cost or market. Cost is determined as follows:

Raw materials-on the average cost basis.

Finished goods and work in process - on actual production cost basis (materials, labor and indirect manufacturing costs).

The Company writes down product inventory, based on slow moving items, and assumptions about future demands and market conditions.

I.	Property and Equipment

Property and equipment are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the shorter of the estimated useful lives of the related assets. Estimated useful life, in years, is as follows:

Years

Electronic equipment	3-7
Office furniture and equipment	7-15
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

Depreciation methods, useful lives and residual values are reviewed at the end each reporting year and adjusted if appropriate.

J.	Accrued Warranty Costs

Accrued warranty costs are calculated in respect of the warranty period on the Company’s products and are based on the Company’s prior experience and in accordance with management’s estimate. The estimated future warranty obligations are affected by the warranty periods, install base, labor and other related costs incurred in correcting a product failure.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2           -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Intangible Assets

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

Weighted Average Useful Life (Years)
Technology	7
Customer relationships	10
Backlog	Per occurrence
IPR&D	(*)

(*) Will be determined upon successful launch of the related product.

As of December 31, 2016 and 2015 no impairment losses were identified.

L.	Goodwill

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

For the period ended December 31, 2016 and for the period ended December 31, 2015 the Company performed an annual impairment analysis and no impairment losses have been identified.

M.	Revenue Recognition

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2           -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Revenue Recognition. (Cont.)

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

Deferred revenues include amounts invoiced to customers for which revenue has not yet been recognized.

N.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Office of the Chief Scientist (“OCS”) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Royalty expenses are determined based on actual revenues and presented in cost of revenues. During 2016 the Company entered into a royalty buyout agreement with the OCS refer to note 8A for further details. Research and development grants recognized during the years ended December 31, 2016, 2015 and 2014 were $4,261, $1,237 and $3,490, respectively.

O.	Income Taxes

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

P.	Share-Based Compensation

The Company accounts for equity based compensation using ASC 718-10 “Share-Based Payment,” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2           -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Share-Based Compensation (Cont.)

Stock Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2 0 1 6	2 0 1 5	2 0 1 4
Risk-free interest rate	1.08%	1.41%	1.61%
Expected life of options	4.62 years	4.62 years	4.75 years
Expected volatility	28.41%	35.67%	45.29%
Expected dividend yield	0%	0%	0%

Expected volatility was calculated based on actual historical share price movements over a term that is equivalent to the expected term of granted options. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company elected to early adopt ASU-2016-19 starting January 1, 2016 and to account for forfeitures as they occur. The net cumulative effect of this change, in a total amount of $131 thousands, was recognized as a reduction to retained earnings as of January 1, 2016.

Q.	Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period, net of treasury shares. Diluted earnings per share reflect the potential dilutive effect of all convertible securities. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect amounted to 1,134,971 in 2016, 946,829 in 2015 and 526,381 in 2014.

Basic earnings per share in 2016, 2015 and 2014 were $0.35, $0.58 and $0.68 respectively. Diluted earnings per share in 2016, 2015 and 2014 were $0.35, $0. 57 and $0. 67 respectively.

R.	Treasury Shares

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

S.	Concentrations of Credit Risk

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2           -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Concentrations of Credit Risk (Cont.)

The trade receivables of the Company are derived from sales to customers located primarily in Taiwan R.O.C., Korea, China and USA. The management of the Company performed risk assessment on an ongoing basis and believes it bears low risk.

The Company entered into options and forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparty to the Company’s derivative instruments is major financial institution.

T.	Fair Value Measurements

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

U.	Derivative Financial Instruments

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

V.	Impairment of Long-Lived Assets

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2           -           SIGNIFICANT ACCOUNTING POLICIES

W.	New Accounting Pronouncements

In 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. The standard provides companies with a single model for accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. In 2016, the FASB issued four amendments to the ASU. The standard is effective for public companies for annual periods beginning after December 15, 2017. The Company will adopt this ASU effective January 1, 2018. The guidance is required to be adopted on either a full or modified retrospective basis. The Company is currently evaluating the effect that the standard will have on its consolidated financial statements and related disclosures.In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated Financial Statements.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued a new standard that changes the accounting for certain aspects of share-based payments to employees (ASU No. 2016-19). The new guidance requires excess tax benefits and tax deficiencies to be recorded in the income statement when stock awards vest or are settled. The standard also allows the Company to repurchase more of an employee’s vesting shares for tax withholding purposes without triggering liability accounting, clarifies that all cash payments made to tax authorities on an employee’s behalf for withheld shares should be presented as a financing activity on the Company’s cash flows statement, and provides an accounting policy election to account for forfeitures as they occur. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016. The Company elected to early adopt the new guidance in 2016, which requires the Company to reflect any adjustments as of January 1, 2016, the beginning of the annual period that includes the year of adoption. The Company elected to account for forfeitures as they occur, rather than estimate expected forfeitures. The net cumulative effect of this change was recognized as a $131 thousands reduction to retained earnings as of January 1, 2016.

In 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. Under this ASU, a reporting entity is required to classify all deferred tax assets and liabilities as noncurrent in a classified balance sheet. Current guidance requiring the offsetting of deferred tax assets and liabilities of a tax-paying component of an entity and presentation as a single noncurrent amount is not affected. The Company early adopted this ASU prospectively and the Company 2016 consolidated balance sheet reflects the new guidance for classification of deferred taxes. Prior periods were not reclassified.

In March 2016, the FASB issued ASU 2016-05, “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”, which clarifies that a change in the counter party to a derivative instrument designated as a hedging instrument does not require de-designation of that hedging relationship, provided that all other hedge accounting criteria are met. The new guidance is effective for fiscal years beginning after December 15, 2016. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

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

The Company allocated the total consideration to ReVera's tangible and intangible assets and liabilities based on their estimated fair values as of the acquisition date and allocated the remaining amount to goodwill. The allocation is as follows:

Cash and cash equivalents	$1,158
Net assets excluding cash and cash equivalents	7,991
Deferred tax current assets	563
Deferred tax long-term assets	3,753
Intangible assets	22,929
Goodwill	20,114
Deferred revenues, net	(1,409)
Deferred tax current liabilities	(2,122)
Deferred tax long-term liabilities	(6,477)
Total purchases price	$46,500

The valuation of intangible assets were as follows:

	As of December 31,
	2 0 1 6	2 0 1 5
Original amount:
Technology	$12,305	$12,305
Customer relationships	5,191	5,191
Backlog	3,506	3,506
IPR&D	1,927	1,927
	22,929	22,929

Accumulated amortization:
Technology	3,076	1,318
Customer relationships	986	199
Backlog	3,506	3,506
IPR&D	-	-
	7,568	5,023
Net book value	$15,361	$17,906

Annual amortization expenses are expected as follows:

Year ending December 31,
2017	$2,561
2018	2,614
2019	2,625
2020	2,503
2021 and thereafter	5,058
$15,361

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3           -           ACQUISITION OF REVERA INC. (Cont.)

Measurement of Fair Values

The fair value of technology is based on the discounted estimated royalty payments that have been avoided as a result of the technology being owned.

The fair value of customer relationships has been determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of Backlog has been calculated using the income approach. The backlog is considered a valuable intangible asset, which can be separately sold.

The fair value of in-process research and development ("IPR&D") intangible assets represent the value assigned to acquired research and development projects that, as of the acquisition date had not established technological feasibility and had no alternative future use. The IPR&D intangible assets are capitalized and accounted for as indefinite-lived intangible assets and are subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, the Company will make a separate determination of useful life of the IPR&D intangible assets and the related amortization will be recorded as an expense over the estimated useful life of the specific projects.

Goodwill generated from the ReVera acquisition is primarily attributable to expected synergies.  All goodwill generated during this period is not deductible for tax purposes.

In 2015, the Company incurred acquisition-related expenses of $1,979. These expenses have been included in operating expenses in the statement of operation.

NOTE 4           -           INVENTORIES

A.	Composition:

	As of December 31,
	2 0 1 6	2 0 1 5

Raw materials	$9,596	$6,649
Work in process	12,205	12,932
Finished goods	7,459	8,102
	$29,260	$27,683

B.	In the years ended December 31, 2016, 2015 and 2014, the Company wrote-off inventories in a total amount of $4,038, $2,551 and $1,554, respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5           -           PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2 0 1 6	2 0 1 5
Cost:
Electronic equipment	$26,234	$24,718
Office furniture and equipment	1,731	1,648
Leasehold improvements	7,274	6,303
	$35,239	$32,669

Accumulated depreciation:
Electronic equipment	19,925	17,150
Office furniture and equipment	1,363	1,298
Leasehold improvements	3,934	3,159
	25,222	21,607
Net book value	$10,017	$11,062

Depreciation expenses amounted to $4,049, $4,597 and $3,951 for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 6           -           OTHER CURRENT LIABILITIES

A.         Consists of:

	As of December 31,
	2 0 1 6	2 0 1 5

Accrued salaries and fringe benefits	$10,612	$8,056
Accrued warranty costs (See B below)	4,358	3,883
Governmental institutions	2,947	3,338
Other	544	719
	$18,461	$15,996

B.         Accrued Warranty Costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2016 and 2015:

	As of December 31,
	2 0 1 6	2 0 1 5

Balance as of beginning of year	$3,883	$2,356
Acquisition of ReVera	-	973
Services provided under warranty	(4,168)	(4,221)
Changes in provision	4,643	4,775
Balance as of end of year	$4,358	$3,883

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7           -           LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Severance pay expenses for the years ended December 31, 2016, 2015 and 2014, amounted to $120, $94 and $6, respectively (not including the company’s contributions to severance pay under section 14).

NOTE 8           -           COMMITMENTS AND CONTINGENCIES

A.
Under the research and development agreements of the Company with the OCS and pursuant to applicable laws, the Company has undertaken to pay royalties at the rate of 3.5%-5% (2015 onwards-5%) on sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to dollar deposits. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. The Company ceased its participation in royalty bearing programs in December 2014.

In August 2016, the Company entered into a royalty buyout agreement ("the Agreement”) with the OCS. As part of the Agreement the Company paid $12,875 to the OCS in September, 2016. The contingent net royalty liability to the OCS at the time of the settlement was $24,340, this obligation included different annual interest rates ranging up to 5%. As a result of this payment, the Company does not except to pay in the future royalty payments on the previous funds received from the OCS.

Royalty expense amounted to $13,511 ($12,875 related to the Agreement), $1,255, and $1,019 for the years 2016, 2015 and 2014, respectively. The balance of the contingent liability to the OCS as of December 31, 2015 was $23,959.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8           -           COMMITMENTS AND CONTINGENCIES (Cont.)

B.	The Company rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2021. The minimum rental payments are as follows:

Year
2017	$1,928
2018	1,779
2019	1,766
2020	1,766
2021	147
Total	$7,386

Rental expense for the facilities amounted to $2,139, $1,781 and $1,594 for the year 2016, 2015 and 2014, respectively. In connection with the Company's facilities lease agreement in Israel, the lessor has a lien of approximately $750 on certain bank deposits as of December 31, 2016. These deposits are included in long-term interest-bearing bank deposits.

On February 1, 2017, the company signed an operating lease agreement which expire in 2020. The minimum rental payments are $1,243.

C.
The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2017-2020. As of December 31, 2016, non-cancelable purchase obligations were approximately $21,677.

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

On March 24, 2014, the Company announced a $12 million share repurchase program, which was executed in 2014, 2015 and 2016.

Through December 31, 2016, the Company repurchased 1,084,778 ordinary shares for an aggregate amount of $11,965.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9           -           SHAREHOLDERS’ EQUITY (Cont.)

C.	Equity Based Incentive Plans:

The Company’s Board of directors approves, from time to time, equity based incentive plans, the last of which was approved in October 2007. Equity based incentive plans include stock options, restricted stock units and restricted stock awards to employees, officers and directors.

Stock Options

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
Cost of Revenues:
Products	$342	$373	$375
Services	218	203	178
Research and Development expenses	983	1,085	870
Sales and Marketing expenses	884	744	446
General and Administration expenses	308	269	255
Total	$2,735	$2,674	$2,124

Stock options vest over four years and their term may not exceed 10 years. Commencing January 1, 2016, the exercise price of each option is the average market price of the underlying share during the period of 30 trade days preceding the date of each grant.

Through December 31, 2016, 11,795,497 share options have been issued under the plans, of which 5,377,629 options have been exercised, 4,639,003 options have been cancelled, and 746,732 options were exercisable as of December 31, 2016.

The weighted average fair value (in dollars) of the options granted during 2016, 2015 and 2014, according to Black-Scholes option-pricing model, amounted to $2.89, $3.76 and $4.31 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

Summary of the status of the Company’s share option plans as of December 31, 2016, 2015 and 2014, as well as changes during each of the years then ended, is presented below:

	2 0 1 6		2 0 1 5		2 0 1 4
	Share	Weighted Average Exercise	Share	Weighted Average Exercise	Share	Weighted Average Exercise
	Options	Price	Options	Price	Options	Price
Outstanding - beginning of year	1,757,170	9.95	1,534,642	8.90	1,707,702	7.48
Granted	434,571	11.36	625,959	11.67	392,879	10.77
Exercised	268,022	8.15	287,928	8.06	473,616	5.48
Expired and forfeited	144,854	8.58	115,503	10.01	92,323	8.09
Outstanding - year end	1,778,865	10.52	1,757,170	9.95	1,534,642	8.9

Options exercisable at year-end	746,732	9.51	689,369	8.66	644,685	8.11

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9           -           SHAREHOLDERS’ EQUITY (Cont.)

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

The total intrinsic value of options outstanding as of December 31, 2016 and 2015 was $4,703 and $1,259, respectively. The total intrinsic value of options exercisable as of December 31, 2016 and 2015 was $2,699 and $979, respectively. The total intrinsic value of options exercised during the years 2016, 2015 and 2014 was $1,342, $505 and $2,328, respectively.

The following table summarizes information about share options outstanding as of December 31, 2016:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)
0.43-2.54	16,840	2.33	1.23	16,840	1.23
4.20-6.70	41,000	2.28	6.03	41,000	6.03
7.40-7.91	88,843	2.58	7.82	88,843	7.82
8.38-8.89	272,173	3.28	8.73	212,935	8.71
9.04-9.58	42,414	3.41	9.11	28,367	9.09
10.08-10.93	317,606	4.98	10.25	127,359	10.21
11.28-12.45	999,989	5.59	11.72	231,388	11.77
	1,778,865			746,732

Unrecognized Compensation Expense

As of December 31, 2016, there was $1,866 of total unrecognized compensation cost related to non-vested employee options and $1,817 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

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

As of December 31, 2016, 762,237 RSU’s had been issued, 447,095 RSU’s had been vested, 36,822 had been cancelled. As of December 31, 2015, 644,094 RSU’s had been issued, 376,623 RSU’s had been vested, 14,682 had been cancelled. As of December 31, 2014, 451,647 RSU’s had been issued, 343,718 RSU’s had been vested, 9,609 had been cancelled.

The number of RSU’s issued in 2016, 2015 and 2014 was 118,143, 192,447 and 44,707, respectively. The weighted average fair values at grant date of RSU’s granted for the years ended December 31, 2016, 2015 and 2014 were $11.53, $11.51 and $10.08, respectively. The total intrinsic value of RSU’s vested during the years 2016, 2015 and 2014 was $927, $322 and $236, respectively.

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

In 2016, most of the Company’s taxable income in Israel is attributable to Preferred Enterprises, with a related tax rate of 16%. In 2015 and 2014, most of the Company’s taxable income in Israel is attributable to Approved Enterprise programs with zero tax.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 1 6	2 0 1 5

Net operating loss carry-forwards	$3,929	$4,363
AMT credit carryforward	418	418
Temporary differences relating to reserve and allowances	8,493	9,658
Intangible assets	(5,760)	(6,715)
	7,080	7,724
Valuation Allowance	(5,154)	(5,165)
Deferred tax asset, net	$1,926	$2,559

The Company's U.S. subsidiaries have carry-forward tax losses of approximately $8,356 to offset against future U.S. federal taxable income. The carry-forward tax losses are expected to be fully utilized by 2024.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10        -            INCOME TAXES (Cont.)

D.	Deferred Taxes: (Cont.)

Israel:

	As of December 31,
	2 0 1 6	2 0 1 5

Short-term deferred tax assets	$-	$2,973
Long-term deferred tax assets	3,020	1,981
	$3,020	$4,954

International:

	As of December 31,
	2 0 1 6	2 0 1 5

Short-term deferred tax assets	$-	$567
Long-term deferred tax assets	-	3,754
Short-term deferred tax liabilities	-	(956)
Long-term deferred tax liabilities	(1,094)	(5,760)
	$(1,094)	$(2,395)

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

 The adjustment is made by a valuation allowance.

In 2016, the Company early adopted ASU 2015-17, that requires the presentation of all deferred tax assets and liabilities as non-current, in addition, that requires the offsetting of deferred tax assets and liabilities (mainly related to intangible assets) of a tax-paying component of an entity (Refer also to note 2W).

E.	Israel and International Components of Income before Taxes:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Israel	$14,021	$15,377	$16,648
International	(2,639)	(3,153)	826
	$11,382	$12,224	$17,474

F.	Israel and International Components of Income Taxes:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Israel	$2,615	$(2,413)	$(1,426)
International	(877)	(1,088)	248
	$1,738	$(3,501)	$(1,178)

Current	$1,105	$1,545	$448
Deferred	633	(5,046)	(1,626)
	$1,738	$(3,501)	$(1,178)

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10        -            INCOME TAXES (Cont.)

G.         Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Net income before taxes	$11,382	$12,224	$17,474
Statutory tax expenses	1,821	3,239	4,631
Effect of Approved or Preferred Enterprises status in Israel	136	(7,807)	(8,639)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – net	588	1,377	776
Different tax rates of deferred taxes	(104)	-	1,839
Deferred taxes on carryforward tax losses for which valuation allowance was provided	-	-	(39)
Effect of foreign operations taxed at various rates	(657)	(530)	(31)
Adjustments for previous years tax	(135)	-	-
Change in valuation allowance	11	-	42
Other	78	220	243
	(83)	(6,740)	(5,809)
Actual tax expense (benefit)	$1,738	$(3,501)	$(1,178)

H.	Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2016 due primarily to effect of Preferred Enterprises status and in 2015 and 2014 due primarily to effect of Approved Enterprise status.

I.	Tax Assessments:

The Company has either received final tax assessments or the applicable statute of limitations rules have become effective through tax year 2011. Two subsidiaries received final tax assessments through tax year 2012. The other subsidiaries did not receive final tax assessments since their incorporation.

J.	Undistributed earnings of foreign subsidiaries:

We consider the earnings of certain subsidiaries to be indefinitely invested outside the Israel on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and the Company’s specific plans for reinvestment of those subsidiary earnings. We have not recorded a deferred tax liability of approximately $741 related to the Israel income taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside the Israel. Should we decide to repatriate the foreign earnings, we would need to adjust the Company’s income tax provision in the period we determined that the earnings will no longer be indefinitely invested outside the Israel.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10        -            INCOME TAXES (Cont.)

K.	Uncertain Tax Positions:

The taxation of the Company's business is subject to the application of multiple and sometimes conflicting tax laws and regulations as well as multinational tax conventions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty.

In addition, the Company classifies interest and penalties recognized in the financial statements relating to uncertain tax position under the income taxes line item.

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 1 6	2 0 1 5

Balance at the beginning of the year	$1,165	$651
Increase (decrease) related to prior year tax positions, net	37	(241)
Increase related to current year tax positions	131	755
Balance at the end of the year	$1,333	$1,165

L.         Income from Other Sources in Israel:

Income not eligible for benefits under the Approved and Preferred Enterprise Laws mentioned in ”B” above are taxed at the corporate tax rate of 25% in 2016 and 26.5% in 2015 and 2014, respectively.  Effective January 1, 2017 the tax rate will be 24%.

NOTE 11        -            GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	%	%	%

Taiwan, R.O.C.	45	44	45
USA	9	14	26
Korea	16	19	11
China	19	6	4
Other	11	17	14
Total	100	100	100

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11        -           GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

B.	Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4
	%	%	%

Customer A	34	31	36
Customer B	11	14	9
Customer C	11	8	5
Customer D	11	9	7
Customer E	10	1	-
Others	23	37	43
Total	100	100	100

C.	Assets by Location:

Substantially all fixed assets are located in Israel.

NOTE 12        -            TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2016 amounted to $267 (2015 - $266, 2014 - $247). The number of stock options granted to directors in 2016 amounted to 135,000.

NOTE 13        -            FINANCIAL INSTRUMENTS

A.	Hedging Activities:

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll expense) and forecast transactions which are expected to be denominated in New Israeli Shekel ("NIS"). The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2016 and December 31, 2015 were $54,789, and $58,718 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2016 and December 31, 2015 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 1 6	2 0 1 5	2 0 1 6	2 0 1 5
Derivatives designated as hedging instruments in cash flow hedge	$-	$-	$58	$114

The impact of derivative instrument on total operating expenses in the year ended December 31, 2016, 2015 and 2014 was:

	Year ended December 31,
	2 0 1 6	2 0 1 5	2 0 1 4

Gain (loss) on derivative instruments	$50	$(1,205)	$(126)

SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Eitan Oppenhaim
Eitan Oppenhaim
President and Chief Executive Officer

Date:  March 3, 2017

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

4.4
Summary of lease agreement dated May 28, 2000, as amended and supplemented on August 21, 2000, February 20, 2003, November 1, 2005, May 7, 2007, October 30, 2010, May 15, 2011, June 15, 2012, July 5, 2012, February 28, 2013, December 31, 2014, October 1, 2015 and May 25, 2016 (filed herewith).

4.5
Agreement and Plan of Merger dated March 11, 2015 by and among Nova Measuring Instruments Ltd.,
 ReVera Incorporated, Neptune Acquisition Inc., and the Representative (named therein) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 29, 2016).

8.1	List of Subsidiaries (filed herewith).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Kost Forer Gabbay & Kasierer (filed herewith).
15.2	Consent of Brightman Almagor Zohar & Co. (filed herewith).
101	Financial information from Nova Measuring Instruments Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2016 formatted in XBRL (eXtensible Business Reporting Language).