Form 20-F
period 2017-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2018-02-28
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,898,304 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2017.

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

Yes  ☒         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                        Accelerated filer ☒                                        Non-accelerated filer ☐                                        Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. __

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.          Selected Financial Data

The following selected consolidated financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and December 31, 2013 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$111,509	$120,618	$148,514	$163,903	$221,992
Cost of revenues	52,438	57,005	71,434	88,623	90,805
Gross profit	59,071	63,613	77,080	75,280	131,187
Operating expenses:
Research and development expenses, net	29,578	29,498	39,703	34,998	38,956
Sales and marketing expenses	11,963	12,747	15,967	21,523	24,554
General and administrative expenses	5,197	4,457	8,511	6,835	8,100
Amortization of intangible assets			1,318	1,758	1,758
Total operating expenses	46,738	46,702	65,499	65,114	73,368
Operating profit	12,333	16,911	11,581	10,166	57,819
Financing income, net	693	563	643	1,216	2,276
Income before income taxes	13,026	17,474	12,224	11,382	60,095
Income taxes expenses (benefit)	2,511	(1,178)	(3,501)	1,738	13,636
Net income for the year	$10,515	$18,652	$15,725	$9,644	$46,459

Earnings per share:
Basic	$0.39	$0.68	$0.58	$0.35	$1.68
Diluted	$0.38	$0.67	$0.57	$0.35	$1.63
Shares used in calculation of net earnings per share:
Basic	27,091	27,447	27,185	27,175	27,696
Diluted	27,373	27,807	27,510	27,503	28,524

	December 31,
	2013	2014	2015	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$118,596	$130,480	$112,819	$128,872	$179,782
Total assets	162,277	173,279	207,269	218,593	283,285
Capital stock (including additional paid-in capital)	114,348	119,058	113,022	117,102	122,500
Shareholders’ equity	128,664	143,582	161,060	174,717	226,736

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

Historically, we have derived all our revenues, and we expect to continue to derive practically all of our revenues, from sales of our products and related services to the semiconductor industry. Our business depends in large part upon capital expenditures by semiconductor manufacturers, which in turn depend upon the current and anticipated demand for semiconductors. The semiconductor industry has experienced severe and protracted cyclical downturns and upturns. Specifically, during 2010, the semiconductor industry experienced a steep upturn of over 100%, which followed a severe downturn in 2008 and 2009. During cyclical downturns, as those we have experienced in the past, and are likely to experience in the future material reductions in the demand for the type of capital equipment and process technology that we offer may result in a decline in our sales. In addition, our ability to significantly reduce expenses in response to any downturn or slowdown in the rate of capital investment by manufacturers in these industries may be limited because of:

•	our continuing need to invest in research and development;

•	our continuing need to market our new products to new and existing customers; and

•	our extensive ongoing customer service and support requirements worldwide.

As a result, we may have difficulty achieving continued profitability during a protracted slowdown.

If we do not respond effectively and on a timely basis to rapid technological changes, our ability to attract and retain customers could be diminished, which would have an adverse effect on our sales and ability to remain competitive.

The semiconductor manufacturing industry is characterized by rapid technological changes, new product introductions and enhancements and evolving industry standards. Our ability to remain competitive and generate sales revenue will depend in part upon our ability to develop new and enhanced systems at competitive prices in a timely and cost-effective manner and to accurately predict technology transitions. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate the future demand for products. If we fail to correctly anticipate future demand for products, our sales and competitive position will suffer. In addition, the development of new measurement technologies, new product introductions or enhancements by our competitors could cause a decline in our sales or loss of market acceptance of our existing products.

We depend on continuous cooperation with Process Equipment Manufacturers (“PEMs”) to enable sales of our integrated metrology systems, and the loss of PEMs as business partners could harm our business.

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

Some of our commercial agreements with PEMs and customers may include exclusivity provisions and limitations on the use of certain intellectual property. Such limitations may prevent us from engaging in certain business relationships with third parties, and may limit our ability to use certain elements of our intellectual property. As a result, our ability to introduce new products in relevant markets might be affected.

Some of our commercial agreements with PEMs and customers may include exclusivity provisions, which prevent us from engaging in certain business relationships with third parties. In addition, some of our commercial agreements with PEMs also include limitations on the use of certain joint intellectual property. These exclusivity obligations and limitations are often used as a tool to promote the development and the penetration of innovative new solutions, and are usually limited in terms of scope and length. When considering whether to enter into any such exclusivity arrangements or accepting such limitations, we usually take into the consideration the terms of the exclusivity (e.g., length and scope), the expected benefit to the Company, and the risks and limitations associated with such exclusivity or limiting undertakings. Exclusivity obligations or limitation of use relating to certain parts of our technology and products may affect our ability to commercialize our products, engage in potentially beneficial business relationships with third parties (including by means of a merger or acquisition), or introduce new products into relevant markets, which could slow or prevent our growth.

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

 Increased information technology security threats, more sophisticated computer crime, and changes in privacy laws could disrupt our business.

Our global operations are linked by information systems, including telecommunications, the internet, our corporate intranet, network communications, email and various computer hardware and software applications. In light of information technology security threats, we have implemented network security measures and engaged the services of a cybersecurity consulting firm to conduct an information security risk assessment review which was reviewed and discussed by our audit committee and board of directors.  However, despite our implementation of network security measures, our tools and servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems and tools located at customer sites, or could be subject to system failures or malfunctions for other reasons. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. Cybersecurity attacks could also include attacks targeting the security, integrity and/or reliability of the hardware and software installed in our products. System failures or malfunctioning could disrupt our operations and our ability to timely and accurately process and report key components of our financial results. Further, the regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In May 2016, the European Union adopted the General Data Protection Regulation (“GDPR”) that will impose more stringent data protection requirements and will provide for greater penalties for noncompliance beginning in May 2018. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

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

There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs or to ensure the sale of inventory related to these products

We must continue to make significant investments in research and development in order to introduce new products, or to enhance the performance, features and functionality of our existing products, to keep pace with the competitive landscape and to satisfy customer demands. Substantial research and development costs are typically incurred before we confirm the technical feasibility and commercial viability of a new product, and not all development activities result in commercially viable products. There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs associated with such products or enhancements. In addition, we cannot be sure that these products or enhancements will receive market acceptance or that we will be able to sell these products at prices that are favorable to us. Our business will be seriously harmed if we are unable to sell our products at favorable prices or if the market in which we operate does not accept our products. In addition, in some cases, we accumulate inventories based on sales forecasts. If such sales forecasts are not materialized, we might need to write-off the related inventory, which will increase our losses.

New product lines that we may introduce in the future may contain defects, which will require us to allocate time and financial resources to correct.

Our new product lines may contain defects when first introduced. If there are defects, we will need to divert the attention of our personnel from our ongoing product development efforts to address the detection and correction of the defects. We cannot provide assurances that we will not incur any costs or liabilities or experience any lags or delays in the future. Moreover, the occurrence of such defects, whether caused by our products or the products of another vendor, may result in significant customer relations problems and adversely affect our reputation and may impair the market acceptance of our products.

We have historically generated losses and may incur future losses.

Since the year 2009, we have been able to demonstrate continued profitability, yet since our inception in 1993, we have had several years of losses and we may incur net losses in future years as well. We plan to increase our aggregate operating expenses in 2018 relative to 2017. However, our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover the increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown.

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

Our quarterly operating results within a specific year can fluctuate significantly. A principal reason is that we derive a substantial portion of our revenue from the sale of a relatively small number of systems to a relatively small number of customers. As a result, our revenues and results of operations for any given quarter may decrease due to factors relating to the timing of orders, the timing of shipments of systems, and the timing of recognizing these revenues. Furthermore, our quarterly results are affected by the cyclical nature of the semiconductor capital equipment market and industries.

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

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Nanometrics Inc., and KLA-Tencor Corp., which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with PEMs, such as ASML Holdings N.V., and Applied Materials Inc., which develop (or might as well acquire companies which develop) in-situ sensors and metrology products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling our solution to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

•	the contribution of our equipment to the customers’ productivity;

•	our product innovation, quality and performance;

•	our global technical service and support;

•	the return on investment (ROI) of our equipment and its cost of ownership;

•	the breadth of our product line;

•	our success in developing and marketing new products; and

•	the extendibility of our products.

If we fail to compete in a timely and cost-effective manner against current or future competitors, our revenues and market share will decline.

The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer.

We believe that the semiconductor capital equipment market is undergoing consolidation over the last few years. A number of process control suppliers have been acquired by larger equipment manufacturers. For example, in 2005 Rudolph Technologies, Inc. acquired August Technologies, Inc., in 2006 Nanometrics acquired Soluris, Inc. and Accent Technologies, Inc., in 2007 KLA-Tencor Corp. acquired Therma-Wave, Inc. and Nanometrics acquired Tevet Ltd.,  in 2011 Nanometrics acquired Nanda Technologies and in 2015 we have acquired ReVera Inc. In addition, in the past years a major consolidation has occurred in the process equipment manufacturers segment, such as Applied Materials Inc., acquiring Varian Semiconductor Equipment Associates, Lam Research Corporation acquiring Novellus Systems Inc., in 2016 Thermo Fisher Scientific Inc. acquired FEI Company, Inc. and ASML Holdings N.V. acquired Hermes Microvision, Inc. We believe that similar acquisitions and business combinations involving our competitors, our customers and the PEMs may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer services, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and/or customers could jeopardize our competitive position.

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

If we are unable to successfully complete future acquisitions or to effectively complete the integration of our acquisition of ReVera Inc. or future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. The integration of ReVera operations is still an ongoing process and, as of the date of this annual report on Form 20-F, we cannot assure that such process will be completed without encountering difficulties. Further, in certain cases, mergers and acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business. As of the date of this annual report on Form 20-F, we are not aware of any pending proceedings as such in connection with the acquisition of ReVera.

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

As of December 31, 2017, we have been granted more than 140 U.S. patents and have about 37 U.S. patent applications pending including US provisional patent applications. In addition, we have been granted about 85 non-U.S. patents and more than 90 non-U.S. patent applications pending.

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

We purchase components, subassemblies and services from a limited number of suppliers and occasionally from a single source. Disruption or termination of these sources could occur (due to several factors, including, but not limited to, bankruptcy, work stoppages, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters), and these disruptions could have at least a temporary adverse effect on our operations. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business.

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

Additionally, significant political developments could also have a materially adverse effect on us. All of these risks could also result in increased costs or decreased revenues, either of which could have a materially adverse effect on our profitability.

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

To the best of our knowledge, approximately 41% of our outstanding ordinary shares are cumulatively held by eight of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this annual report on Form 20-F.

The market price of our ordinary shares may be affected by a limited trading volume and may fluctuate significantly.

In the past, there has been a limited public market for our ordinary shares and there can be no assurance that an active trading market for our ordinary shares will continue. An absence of an active trading market could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance.

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. A bankruptcy of one of the banks in which or through which we hold or invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2017, substantially all of our cash reserves were invested in bank institutions, of which more than 40% was invested in one institution. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2017, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, including extensive hostilities along Israel’s northern border with Lebanon in 2006 and continuous hostilities along Israel’s border with the Gaza Strip. Some of these hostilities and armed conflicts resulted in artillery attacks on Israeli territories and civil facilities. In 2012, as well as during the summer of 2014, rocket attacks from Gaza Strip resulted in damages in areas that are close to our manufacturing facility in Israel. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been trying to achieve nuclear capability (although in 2015 Iran has signed a framework agreement with the United States and several other countries, in which Iran committed to a supervision on its nuclear program). The tension between Israel and Iran may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. Moreover, since December 2010, there has been a wave of protests and civil resistance demonstrations in several countries in the Middle East and North Africa, including Egypt and Syria, both of which share a border with Israel. This situation creates instability in the Middle East and the surrounding countries. The resumption of hostilities and on-going tension and instability in the region, as well as the absence of one or more of our executive officers or key employees due to military service in the event of a declared national emergency, may have a negative effect on our business and harm our growth and revenues.

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

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel, commonly referred to as NIS. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In that event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2017, the U.S. dollar devaluated against the NIS by 9.83%, after revaluated by approximately 10.77% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

We participate in government programs under which we receive grants and tax benefits. These programs impose restrictions on our ability to use the technologies developed under these programs. In addition, the reduction or termination of these programs would increase our costs and/or our effective tax rate. We are also subject to certain limitations related to the repatriation of funds that benefited from the tax holiday under the Approved and Benefited Enterprises, Preferred Enterprises and New Technological Enterprise Incentives regimes. The distribution or deemed distribution of such funds may be subject to recapture provisions under which we will be subject to the corporate tax that we were initially exempt from.

Government Programs.

We received royalty-bearing grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), for the financing of certain of our research and development programs that meet specified criteria. In addition, we are currently participating in development consortiums in Europe, mainly in order to be able to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint programs with the IIA and the European Research Area. To maintain our eligibility for these programs, we must continue to meet certain conditions. In addition, we may be required to pay royalties related to grants received in the framework of such programs. These programs also restrict our ability to manufacture particular products and transfer particular technology, which were developed as part of the IIA’s programs, outside of Israel. The restrictions associated with receiving such IIA’s grants may require us to obtain approval of the research and development committee nominated by the IIA for certain actions and transactions and pay additional payments to the IIA. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted and if granted, may increase our financial liabilities to IIA. In addition, if we fail to comply with certain restrictions associated with receiving such IIA's grants, we may be subject to criminal charges.

Preferred Enterprise Regime and New Technological Enterprise Incentives Regime.

In addition to the above-mentioned grants, until the end of 2015 we were eligible to receive certain tax benefits under Israeli law for capital investments as an Approved and Benefitted Enterprise. In 2016, we made an election to receive tax benefits under Israeli law for capital investments as a “Preferred Enterprise”. Starting 2017, we made an election to receive Tax benefits under Israeli “Economic Efficiency Law” as a “Preferred Technological Enterprise”. While we believe that we meet the statutory conditions to entitle us to such benefits there can be no assurance that the tax authorities in Israel will concur to our position in general and for each specific year separately. Should it be determined that we have not, or do not meet such conditions, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. For additional information regarding Approved and Benefitted Enterprise, Preferred Enterprise and Preferred Technological Enterprise see, “Item 10E. Taxation – Israeli Taxation” in this annual report on Form 20-F.

It should be noted that the Israeli government may reduce or eliminate the above-mentioned benefits in the future. The termination or reduction of these grants or tax benefits could harm our business, financial condition and results of operations, and result in significantly higher fluent tax payment. In addition, if we increase our activities outside Israel due to, for example, future acquisitions or outsourcing of manufacturing or development activities, these activities generally will not be eligible for inclusion in Israeli grants or tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future and our grants might be reduced.

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

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, certain Israeli issuers listed on United States exchanges have been faced with governance-related demands from activist shareholders, as well as unsolicited tender offers and proxy contests.  Although as a foreign private issuer we are not subject to U.S. proxy rules, responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to these potential actions of activist shareholders also could affect the market price and volatility of our securities.

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

We believe that for our 2017 taxable year we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends on our assets, income and activities in each year and the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2017. Absent one of the elections referenced above and described in greater detail below, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2018. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the 2018 taxable year, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “Taxation - U.S. Taxation – Passive Foreign Investment Companies.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

The U.S. Tax Cuts and Jobs Act of 2017 was approved by Congress on December 20, 2017, and signed into law by President Donald J. Trump on December 22, 2017. This legislation makes significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes. While it is still unclear how these changes will affect us, certain of these changes could have a negative impact on our results of operations and business. In addition, the final impacts of the Tax Cuts and Jobs Act could be materially different from our expectations. For example, adverse changes in the underlying profitability and financial outlook of our operations or changes in tax law could lead to changes in our valuation allowances against deferred tax assets on our consolidated balance sheets, which could materially affect our results of operations. The uncertainty surrounding the effect of the reforms on our financial results and business could also weaken confidence among investors in our financial condition. This could, in turn, have a materially adverse effect on the price of our ordinary shares.

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

In March 2014, we announced a $12.0 million share repurchase program, which we completed in May 2016.

In April 2015, we acquired ReVera Inc., a privately held company headquartered in Santa Clara, California, which develops, manufactures and sells stand-alone metrology tools for measurements of thin-films and composition applications in the semiconductor industry. Following its acquisition, ReVera became a wholly owned subsidiary of our U.S. subsidiary, Nova Measuring Instruments, Inc. Effective December 31, 2017, we merged ReVera into its parent company, Nova Measuring Instruments, Inc.

We currently have five direct and indirect fully owned subsidiaries in the U.S., Japan, Taiwan, Korea and Germany.

Our headquarter office is located in Israel at the Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona. Our telephone number at our main office is +972-73-229-5600.

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

We offer in-line Optical and X-ray stand-alone metrology systems, as well as integrated optical metrology systems, which are attached directly to wafer fabrication process equipment. Our metrology product portfolio combined with Nova’s modeling software, aim to deliver unique measurement solutions to measure the most advanced semiconductor technology nodes. Our suit of products is designed to deliver a holistic solution while demonstrating high performance and fast time to solution. Our metrology systems measure various film thickness and composition properties as well as critical-dimension (CD) variables during various front-end and back-end of line steps in the semiconductor wafer fabrication process, allowing semiconductor manufacturers to improve quality, productivity and yields, lower manufacturing costs and increase profitability. We supply our metrology solutions to major semiconductor manufacturers worldwide, and are recognized for excellence since our first system was installed in 1995.

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

We have always invested in our integrated metrology solutions as this continues to be an area where we have a leading position. In addition, we have developed stand-alone metrology systems, leveraging our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings into the larger market for stand-alone metrology systems. Over the past several years we developed several generations of Stand-Alone metrology tools. Through a customer driven roadmap which aligns our development efforts with both R&D as well as high volume manufacturing needs of our customers, we have been able to build a differentiated product offering. The success of this endeavor has allowed us to grow this aspect of our business such that it now represents a significant part of our overall business. Today, both stand-alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated metrology products and stand-alone metrology products are compatible or complementary and used in a customized way to meet specific customer needs.

In April 2015, through the acquisition of ReVera, we expanded our technology base. The foregoing technology added a unique capability to our product portfolio, allowing us to measure ultra-thin film thickness and composition for critical wafer fabrication steps. We believe that the combination of our XPS/XRF technology and our dimensional optical CD technology, creates a compelling and unique portfolio for the measurement of film, composition, material properties and critical-dimension (CD) parameters, which address today’s growing challenges associated with the transition to advanced nodes in the semiconductor segments.

During 2017, as part of the post-acquisition integration of ReVera, we have reorganized into two product divisions. The Dimensional Metrology Division (DMD) which is responsible for the optical metrology (integrated and standalone) products, and the Material Metrology Division (MMD) which is responsible for the X-ray technology products. The corporate units, such as technology, human resources, finance and global business group, support both divisions. This reorganization will allow us to focus the required management attention in each of our product lines as well as facilitate the integration of a future non-organic growth opportunities we might persue. Demand for metrology systems is driven by capital equipment spending by semiconductor manufacturers, which in turn are driven by worldwide demand for semiconductor devices and technological transition processes, which are required from these devices for the most advanced high-end applications. Industry data indicates that through the years worldwide demand for semiconductors has been growing. We believe that this growth in demand will continue to generate demand for process control equipment, including metrology systems, as semiconductor manufacturers invest in technology and capacity expansion. We also believe that demand for metrology systems will be driven by the increasing cost of semiconductor manufacturing and by the requirements of semiconductor manufacturers for better control of process equipment. Finally, demand for metrology is strongly driven by technology challenges. The growing investment in advanced technology nodes and device structures introduces growing complexity and new challenges. Scaling limits and technology progress are continuously pushed in order to improve cost and gain competitive advantage. These fundamental elements create favorable market conditions for metrology growth where more process steps are needed, new novel materials are introduced and innovative structures and packaging solutions are incorporated. We believe that all the above market conditions set favorable business environment for growth.

Our Market

Semiconductor Industry and the Metrology Market

The increased use of semiconductors has been accompanied by an increase in their complexity. Due to the creation of new applications and markets for semiconductors, suppliers and manufacturers are faced with an increasing demand for new products that provide greater functionality and higher performance at lower prices. As a result, many new complex materials, structures and processes are being introduced into semiconductor manufacturing ecosystem. Such materials include, among others, copper, low-k and high-k dielectrics, silicon-on-insulator, silicon-germanium, III-V, strained silicon and raised source/drain. Manufacturers have transitioned in the past years toward 300 mm silicon wafers (from 200 mm silicon wafers). While 300 mm wafers can yield up to twice as many integrated circuits than 200 mm wafers, they also create new manufacturing challenges. For example, because 300 mm wafers can bend or bow more than twice than the 200 mm wafers, they are more susceptible to damage. The larger area of 300 mm wafers also makes it more difficult to maintain film uniformity across the entire wafer.  Semiconductors also continue to move toward smaller feature sizes and more complex structures such as 3D FinFET transistors, GAA (Gate All Around), 3D-NAND and emerging memory structures. The growing complexity of semiconductor devices increase the complexity and the costs of the semiconductor manufacturing process, which has also been a driver for the growing demand for metrology systems.

The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown from approximately $200 million in 1983, and may reach up to $5-10 billion in 2018 for building mega fab facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a pace greater than the overall process equipment market since the challenges of meeting process design goals will become increasingly difficult such that process control equipment will consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

The processes described above are repeated in sequence until the last layer of structures on the wafer has been completed. Each integrated circuit on the wafer is then inspected and its functionality tested before shipment. Measurements taken by metrology systems during the manufacturing process help ensure process uniformity and help semiconductor manufacturers avoid costly rework and misprocessing, thereby increasing efficiency and profitability.

Process Control Requirement

The steps used to create semiconductors are accurate processes that require strict control of equipment performance and process sequences for the resulting semiconductors devices to function properly. Tight control is achieved through monitoring of the in‑process wafers and by measuring relevant parameters after each process step. These procedures are usually carried out on a small sample of the wafers though in some steps where process stability is difficult to achieve, the number of sampled wafers will increase. The monitoring may include measurement of several parameters, such as the thickness of the layers of thin film deposited, the sizes of the features that are patterned through the photolithography process, as well as the registration or alignment between two consecutive layers, known as overlay. Monitoring also includes inspection of the wafer for irregularities, defects or scratches. If parameters are out of specification or if defects or contamination are present, the manufacturer adjusts the process and measures another sample of wafers thereby allowing manufacturers to reduce costs and improve device performance.

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

•
Transition to 3D Device Structures. Foundries have adopted 3D FinFET transistors starting at 14/16 nm technology nodes to get improved performance and use less power in 1x technology nodes. Memory makers moved to 3D NAND and vertical structures for next generation NAND technology. These trends require process control with metrology solutions capable of measuring critical dimensions in these 3D structures that are currently supported only by optical metrology technology.

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

•
New Materials. Copper metal layers continue to be the key material for the back end of line for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. In addition, new material such as Cobalt and Ruthenium metals are being introduced at the first metal steps to enable reduction in resistivity. The Industry is continuously searching directions to reduce the effective K of the low K materials and to reduce the barrier thickness and material types. These changes require new processing and metrology equipment and thus represents challenging developments for the semiconductor manufacturing industry. In addition, in order to overcome limitations in the continued shrink of transistor dimensions, leading edge integrated circuit manufacturers are introducing new materials in the transistor gate stack. The adoption of high-k dielectrics is a key element for gate control in the most advanced technology nodes of 16/14nm and 10nm currently in production, while R&D work to implement the next gate control material being done with Silicon Germanium and III-IV materials. These new materials, combined with metal layers, require new processing and metrology equipment in the atom level and thus represent a challenging development for the semiconductor manufacturing industry.

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

•
Growth in 3D-NAND Manufacturing. As a result of recent years’ transition from 2D planar NAND to 3D NAND structures and the increase in demand for NAND devices driven by smartphones and SSDs, memory IC manufacturers have significantly increased investment in 3D NAND manufacturing and in continuous development of 3D NAND technology to support reductions in cost-per-bit.

•
Growth in DRAM Manufacturing – As result of continued undersupply conditions in the DRAM market and technology transition to 1x DRAM technology nodes, memory IC manufacturers have significantly increased the investment in DRAM manufacturing in order to support growth in demand for DRAM IC devices.

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

The Semiconductor Market – Update

Gartner Inc., forecasts the world GDP to grow by 3.1% in 2018 compared to an estimated increase of 3.0% in 2017.

Gartner Inc. forecasts semiconductor revenues to increase by 7.5% in 2018, compared to an increase of 22.2% in 2017. In addition, Gartner Inc. forecasts capital spending and WFE sales in 2018 to decrease by 0.6% and 3.0% respectively, following an estimated increase of 30.8% and 32.4% respectively in 2017.

According to research reports, future demand drivers for semiconductors include mobile devices, data centers infrastructure of high-end servers and storage, internet-of-things and other electronic equipment.

Expected Equipment Spending in 2018

We believe that overall capital spending and Wafer-Fab-Equipment is expected to remain solid in 2018, driven by end-market demand coupled with multiple technology inflections in semiconductor wafer processing. By the main customer segments, we expect that the key investment trends will be as follow:

1.	Foundry spending focused on 7nm capacity build up, expansion in 28nm and below production lines and R&D investment in advanced technology nodes of 7nm and below.

2.	NAND/Flash continued investment driven by ramp of 3D-NAND.

3.	Increase in DRAM investment to address growing demand and market undersupply.

In the metrology segment, we note some positive signs for investment growth, driven by an increase in complexity and overall process steps. We believe the growth is a result of multiple technology inflections such as 3D-NAND, FinFET and the use of multi-patterning techniques in leading edge technologies, which increases the number of measurement steps, and requires advanced metrology solutions. We also believe this can generate growth opportunities for our optical CD integrated and stand-alone product lines as well as for our X-ray products.

The Nova Approach

DMD Product lines

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

Modeling and Software Solutions

The integrated and stand-alone products are combined with the NovaMARS modeling engine to create Nova’s metrology holistic solution. NovaMARS is our modeling and application development software that enables complex 2D, 3D and in-die measurements with high accuracy and fast time-to-solution. Over the past several years we have leveraged our advanced modeling know-how to create unique solutions that address industry growing process challenges. Furthermore, we are continuously exploring new methods to deliver superior process control solutions that leverage our advanced modeling engines. Recently, we have added machine learning solutions into the NovaMARS engine, to enable modelling solution in complex cases arising from new advanced technology nodes. In addition to our modeling software solutions, we have introduced the fleet management software which is Nova solution for managing large fleets of metrology tools to deliver high productivity and operational efficiency in high volume production environment of foundry and memory customers. The fleet management solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova’s fleet of systems and is designed to address the needs and working methodologies of metrology and process engineers in the fab.

MMD Product Lines - Materials and TF Measurements

The growing usage of complex materials in advanced FinFET logic, DRAM and flash memory technology nodes has increased the demand for metrology solutions that can measure composition and film thickness with high precision and accuracy in recent years. ReVera, a Nova company, has pioneered the materials metrology segment with products that utilize X-ray photoelectron spectroscopy (XPS), a powerful technology that has been optimized to provide the automation, speed and reliability required in today’s advanced semiconductor production environment. XPS is uniquely suited for the move to thinner films and smaller features, while improving the performance at each new technology node. Our XPS products are used by logic and memory device manufacturers worldwide to measure, monitor and control critical device layers in high-volume production and to enable rapid development and control of complex, new processes.  ReVera products set the standard for High K – Metal Gate, tunnel oxide and capacitor film metrology.

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

Our suite of technological capabilities includes:

•
Broadband Spectrophotometry. Our broadband Spectrophotometry capabilities range from deep ultraviolet to infrared. This technology enables fast, accurate and small spot size film thickness measurement in a large range of applications on a very cost-effective basis, both as an integrated system and as a stand-alone system.

•
Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry technology. These systems use a fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost-effective system development. Scatterometry provides two and three-dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real-time metrology of the most advanced design rules, down to 3 nm. A key component in scatterometry technology is the modeling software which converts raw spectra coming from the measurement tool into useful information in terms of customer parameters. This segment of the technology is where we currently focus our attention and where we have also acquired specific advantages due to our unique solutions. Some of Nova’s metrology solutions use multi-channel reflectometry to reduce the ambiguity, increase the sensitivity to critical parameters, and improve measurement accuracy. The measurements are gathered using different wave lengths, polarizations and directions in order to deliver highly-accurate results.

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

•
Advanced modeling empowered by physical and mathematical models. Our NOVAFit modeling software engine enhances traditional modeling capabilities with advanced machine learning algorithms. This modeling software improves metrology capabilities and accelerates time to solution in complex 3D and High Aspect Ratio devices. Together with Nova’s Fleet Management solutions, NOVAFit utilizes fleetwide information to provide adaptive advanced metrology solutions based on continuous training.

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

Through the acquisition of ReVera, Nova has gained strong positioning as a provider of X-ray technologies to semiconductor high volume manufacturing, and we believe we are the sole provider of XPS technology to semiconductor high volume manufacturing customers. Effective as of December 31, 2017, we merged ReVera with and into its parent company, our U.S. subsidiary, Nova Measuring Instruments, Inc.

Products

Our product portfolio includes a complete set of, integrated and stand-alone metrology platforms suited for dimensional, films and material metrology measurements for process control across multiple semiconductor manufacturing process steps including lithography, Etch, CMP and deposition. Our solutions utilize optical spectral reflectometry and X-ray technologies combined with advanced software modeling and unique algorithmic capabilities and address a broad range of metrology requirements of our end-user and process equipment manufacturer customers. Nova’s fleet management platform addresses the need for high efficiency and productivity in the most advanced production lines of our customers, manages large fleets of metrology tools, and is designed to address the needs and working methodologies of metrology and process engineers in the fab. As part of our holistic view of metrology that extends to use more channels and sources of information available for optimizing the metrology solution performance, we also provide the hybrid metrology solution that combines data from different toolsets in the fab such as CD-SEM and X-ray together with Nova’s optical metrology to provide improved performance above that of any individual toolset. Following is a summary of our main products:

•
The Nova i550 is the most recent addition to Nova’s integrated metrology product portfolio that enhances metrology performance by using newly designed optics enabling better sensitivity and accuracy while measuring the most complex structures. The i550 delivers a significant boost in productivity required in the most advanced production lines and supports new disruptive modeling that incorporate smart learning and training capabilities. The i550 platform is qualified with major process equipment vendors and is designed to meet the metrology and process control challenges of the most advanced FinFET and 3D-NAND in R&D and production.

•
The Nova i500 integrated metrology product family delivers advanced metrology with high throughput and tool matching performance. The platform is qualified with multiple process tools and is deployed in both R&D and high-volume production of the most advanced logic and memory technology nodes.

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

•
The NovaScan 2040 is Nova’s integrated thickness monitoring systems for 200mm fabs with enhanced spectral range, addressing the needs of the industry for chemical mechanical polishing high-end applications of thin films and complex layer stacks.

•
The Nova T600 MMSR (Multi-Measurement Spectral Reflectometry) enhances Nova’s stand-alone metrology performance by adding unique channels of information to its newly designed optical unit. The platform is complemented with advanced algorithms for smart utilization of multiple channels to optimize more accurate and faster solutions. Nova T600MMSR is designed to meet the metrology and process control challenges for advanced FinFET and 3D-NAND in R&D and production.

•
The Nova T600 features multi-channel reflectometry configuration that is optimized for best sensitivity on small features and critical device parameters in both Memory and Logic\Foundry advanced manufacturing.

•
The Nova T500 is a high-productivity metrology platform designed to address the unique challenges of the semiconductor manufacturing industry. This powerful platform delivers increased sampling rates and high performance film thickness and Optical CD metrology capabilities for 22nm and below. The T500 is part of Nova’s fleet solution for semiconductor manufacturers; with same optics design as the Nova i500 integrated metrology platform, the Nova T500 provides a unique and highly efficient offering for CMP metrology and process control.

•
NOVAFit is Nova modeling software engine that enhances traditional modeling capabilities with advanced machine learning algorithms. This modeling software improves metrology capabilities and accelerates time to solution in complex 3D and High Aspect Ratio devices. Together with Nova’s Fleet Management solutions, NOVAFit utilizes fleetwide information to provide adaptive advanced metrology solutions based on continuous training. The new suite of software capabilities complements all of Nova’s fleet and works in conjunction with Nova’s advanced modeling engine –NovaMARS.

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

•
The VeraFlex III+ XF is the most advanced version of the VeraFlex family of in-line XPS production metrology tools. It provides enhanced metrology performance, improved productivity, precision and sensitivity that extend the utilization of XPS technology in high volume production in the most advanced Logic and Memory technology nodes.

•
The VeraFlex III XF is the third generation of the globally adopted VeraFlex series of XPS production systems. It combines enhanced XPS capability with a unique low energy XRF (LE-XRF) channel as an option to address the metrology challenges of the most advanced nodes. The VeraFlex III XF provides solutions for emerging applications in FinFET HKMG (High K Metal Gate), interconnect processes, and advanced memories.

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS and material metrology and include measurement instruments, optical modeling, interpretation software, image acquisition, pattern recognition, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. Our research and development staff consists of about 216 highly skilled members, approximately 80 of which hold Ph.D.’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified as ISO9001/2000 quality standard.

The metrology and process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product lines is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing new applications and emerging technologies. In 2015, 2016 and 2017, our research and development expenses, net of participation by IIA and the European Community, were $39.7 million, $35.0 million and $39.0 million respectively, representing, 26.7%, 21.4% and 17.5% of our respective total revenues for those years.

Our vision is to continue to be a market leader in the semiconductor process control market, increase our leadership in integrated metrology solutions, increase our leadership in in-line composition and thickness of ultra-thin layers and become the leader in the stand-alone Optical CD metrology market, and our research and development efforts and activities are designed to support this vision. Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Project initiation is based on a detailed project plan, risk and market analysis. Each project is monitored throughout its life cycle in a structured process, including design reviews and project management reviews. In the frame of our research and development activities we consider from time to time entering into consortium arrangements. In 2016, we entered into development consortiums in Europe, and also continued with development consortiums, which we entered during 2012 – 2015, mainly in order to be able to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint collaboration programs with other semiconductors companies supported by the IIA and European Joint Research. It should be noted, that in order to maintain our eligibility for these programs, we must continue to meet certain conditions. These programs might also restrict our ability to manufacture particular products and transfer particular technology, which were funded by the IIA. For additional information, see “Item 5C - Grants from the Israel Innovation Authority” in this annual report on Form 20-F.

As part of our long term technological collaboration, we are also engaged with joint development activities with some of our strategic customers, as well as with research institutes. These activities impose some limitations on the joint intellectual property developed as part of these programs.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of December 31, 2017, our portfolio includes more than 140 U.S. patents and about 85 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2016 to 2034. We also have about 37 U.S. patent applications pending and more than 90 applications pending in other countries including 12 PCT applications. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition, our patents and applications principally cover various aspects of X-ray based measurement systems and methods, including process control implementation concepts, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. We have also registered 6 trademarks in the U.S. and have more than 24 registered trademarks and 3 applications for trademarks’ registration in countries other than the U.S.

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

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	2015	2016	2017
	(US Dollars, in thousands)
Taiwan, R.O.C.	$65,466	$74,567	$68,041
USA	21,533	15,269	38,254
Korea	27,526	26,871	61,664
China	9,652	31,269	36,715
Other	24,337	15,927	17,319
Total	148,514	163,903	221,992

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

	2015	2016	2017
Total revenues from five largest customers	76%	76%	75%
Range of revenues from five largest customers	9%-31%	10%-34%	8%-23%

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

Our current stand-alone metrology products compete with both Nanometrics and KLA-Tencor. In this area, we are using our broad portfolio of stand-alone metrology platforms combined with advanced modeling and software capabilities. These solutions are being used for in line metrology at leading foundries and memory customers. In the integrated metrology field, we primarily compete with products manufactured by Nanometrics. We see an increasing demand for implementing high end metrology solutions, that are coupling software and hardware, as customers move forward to advanced nodes.

In the films and material metrology field, we primarily compete with thin films metrology products manufactured by KLA-Tencor.

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

In order to leverage the relatively high volume of the systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our manufacturing operations in Israel received the ISO 9001 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001:2015 requirements. In 2010, we received the formal certification of ISO 14001:2004 and in 2014 we received the formal certification of ISO 18001:2007 for our manufacturing operations in Israel.

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

Government Regulation

For information relating to the impact of certain government regulations on our business, see “Item 5C – Grants from the Israel Innovation Authority” on this annual report on Form 20-F.

4.C          Organizational Structure

Our Subsidiaries

Our subsidiaries and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Country of Incorporation
Nova Measuring Instruments, Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Korea Ltd.	Korea
Nova Measuring Instruments GmbH	Germany

ReVera Incorporated, a wholly-owned subsidiary of Nova Measuring Instruments, Inc. was merged into its parent company Effective December 31, 2017.

4.D          Property, Plant and Equipment

Our main facilities, located in Ness-Ziona, Israel, occupy approximately 9,200 square meters, including: approximately 2,000 square meters of production facilities, approximately 4,800 square meters of research and development offices (including approximately 700 square meters of laboratories) and approximately 2,400 square meters of headquarters, sales and marketing, service and support and administration facilities. Our current lease agreement (which was amended in May 2016 to include additional space required for our operations) extends the lease period of the premises until January 31, 2026 (with a right, at Nova's sole discretion, to terminate the agreement on January 31, 2021, upon a 180-day prior notice).

Our subsidiaries lease offices in various locations, for use as a research and development, manufacturing, service and pre-sale facility (depending on each subsidiary’s needs). Our U.S. subsidiary (Nova Measuring Instruments, Inc.) leases approximately 1,885 square meters including approximately 450 square meters of production facilities. The current lease agreement of the premises expires on January 31, 2020 (with, at Nova Measuring Instruments, Inc.’s sole discretion, a right to extend the lease period for an additional two years). Our Japanese subsidiary leases approximately 50 square meters, our Taiwanese subsidiary leases approximately 930 square meters and our Korean subsidiary leases approximately 780 square meters. Our European subsidiary leases approximately 160 square meters in Germany and France.

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

In the recent five years (2012-2017), we were able to present positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 17.6%, while Gartner Inc. estimates that the Wafer Fab Equipment (“WFE”) segment have experienced a CAGR of approximately 8.2%. We believe that our improved performance is attributed mainly to our continued penetration into the standalone metrology segment, including revenues of our XPS solution, and our leading position in Integrated Metrology. Industry forecasts indicate increase in WFE spending in the next year, and we believe we are well positioned to continue to grow as we continue our focus on high growth segments within the industry.

In 2017, product sales accounted for approximately 79% of our total revenues, and services accounted for approximately 21%.

Presently, we have no significant long-term debt, and during 2017 our overall cash reserves increase by approximately $58 million. As of the end of 2017, we had overall cash reserves of $150 million and working capital of $180 million.

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

Significant Events in 2017 and Outlook for 2018

During 2017, Nova demonstrated several significant achievements:

•	Continuous revenues growth, with record high annual revenue of $222 million.

•	5th consecutive year of revenue growth and record revenue.

•	Record annual service revenues of $48 million.

•	Exceeded the gross margin and operating margin targets of the $200M financial model.

•	Improved geography diversification with significant growth in USA, China and Korea.

•	Diversified customer mix, with 3 major customers accounting for 10% or more of products’ revenues.

•	Diversified product portfolio supported growth in revenue from Memory which accounted for 35% of total product revenues.

•	Continued ReVera’s integration as part of Nova to become a product line division – Materials Metrology Division, and merging ReVera into our U.S. subsidiary, Nova Measuring Instruments, Inc.

•	Further market rollout of Nova’s differentiated portfolio:

o	Hardware and Software coupling

o	Unique Optical and X-ray solutions

o	Holistic offering, including Integrated and Standalone metrology

•	Adoption of Nova’s latest and advanced product portfolio for advanced devices by several customers.

•
Deep collaboration with several research institutes, process vendors and customers' technology development centers, utilizing a variety of Nova’s products, leading to Nova’s positioning as a partner for long term technology development and high-volume manufacturing.

In 2018, Nova plans to focus on the following:

•	Continued growth through stronger competitive and market position, unique innovation and technical leadership.

•	Continue Nova’s aggressive innovation and development plans for meeting future industry challenges in both the memory and foundry segments.

•	Expanding Nova’s total available market by addressing new emerging metrology applications and market segments.

•
Concentrating in further strengthening our position through delivery to the challenging buildup of advanced FinFet Logic technology nodes, memory scaled VNAND nodes and DRAM scaling at leading edge customers.

•	Continue delivering advanced metrology systems to the trailing edge technology nodes to support IOT and other new applications ramp up.

•	Continue our progress to meet Nova300 strategic plan, which defines the Company’s growth path in revenue, customers, technology and financial performance, to support sustained profitable growth.

•	Continue leading the emerging metrology markets with innovative and disruptive solutions.

•	Continue the collaborations and joint research programs with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue our products innovation and diversification through several new product introductions to extend the Company’s market leadership.

•	Continue our aggressive plans to generate revenues and competitive edge through SW products.

•	Strengthening the partnership with our customers and build a “Customer Centric” approach to accommodate and deliver customers’ requirements along the semiconductor lifecycle.

•	Build extensive roadmap for the X-ray product line, to enhance Nova’s existing product's offering.

The challenges and risks we face in meeting our plans include:

•	On time delivery of the required process control solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

•	Identifying the metrology evolution for future industry needs to meet process control requirements and lead the market.

•	Achieving long-term growth targets while supporting global extensive growth in all our activities.

•	Building a solid company infrastructure to accommodate further growth.

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

In 2017, we performed well with yearly growth in revenues. We were able to present record revenues for the fifth consecutive year, demonstrating our growing position in the market.

It is our belief that we have been able to consistently win and grow as a result of a combination of factors:

•	Optical metrology has become an enabler for the entire industry over the last few years, sometimes on the account of other metrology capabilities, which are not optical based.

•	XPS has been widely adopted by leading memory and foundry customers for complex materials composition and film thickness applications.

•
Nova’s unique metrology solutions, combining Optical and X-ray metrology for both dimensions and materials, provide the most advanced solution, combining the best innovative and technical metrology capabilities with the best cost of ownership.

•	The ability to provide a unique and differentiated technology portfolio sets us apart from the competition and adding a competitive edge to our offering.

•	Our technical innovative solutions are well accepted by leading customers that allow us to gain more market share with additional process steps and new applications.

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

Understanding the industry’s challenges for the next several years, it is our belief that we should continue growing going forward as the adoption of our solutions increases as a function of process complexity and industry development. We believe that our served addressable market is continuously expanding as we penetrate to more steps of the semiconductor manufacturing processes and, as we continue innovating our portfolio for leading new emerging metrology opportunities. We also believe that going forward, as the semiconductor process is becoming much more complicated with variety of challenges, the necessity for our unique portfolio, combining multiple technologies for both materials, film and dimensional metrology, will grow in the next few years.

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

The Company has recently adopted an updated revenue recognition policy in accordance with the new revenue recognition accounting standard effective January 1, 2018.

Inventories Write-Off

We carry our inventory at the lower of either the actual cost or the net realizable value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twenty-four months. As demonstrated in the past, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand, which could lead to losses. In addition, our industry is characterized by rapid technological change, frequent new product developments, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize such costs in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over-reported our costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Goodwill

Goodwill and certain other purchased intangible assets have been recorded as a result of the acquisition of ReVera. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test. Goodwill amount on December 31, 2017 was $20 million.

The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

ASC 350, “Intangibles – Goodwill and Other”, prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. The Company has an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

For the year ended December 31, 2017, the Company performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

Intangible assets

As a result of the acquisition of ReVera in April 2015, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $15.4 million and $12.8 million as of December 31, 2016 and 2017, respectively.

In 2015, we allocated the purchase price of ReVera to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include future expected cash flows from technology acquired, backlog and customer relationships.  Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

Intangible assets are comprised of acquired technology, customer relations, backlog and IP R&D.

During 2016 and 2017, no impairment charges were identified.

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

	2015	2016	2017
Taiwan, R.O.C.	44%	45%	31%
USA	14%	9%	17%
Korea	19%	16%	28%
China	6%	19%	17%
Other	17%	11%	8%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

The sales cycle for our systems typically ranges from six (6) to twelve (12) months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2017, our inventory levels at the end of each quarter ranged from $31 million to $39 million. We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified.

Our revenues increased by 35% in 2017 following an increase of 10% in 2016, and an increase of 23% in 2015. The revenue increase in 2017 is attributed to increased demand across our Optical CD and XPS products, and to higher service revenues as a result of larger installed base.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated income statements to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2015	2016	2017

Revenues from product sales	74.9%	74.7%	78.5%
Revenues from services	25.1%	25.3%	21.5%

Total revenues	100%	100%	100%

Cost of products sale	34.1%	30.7%	28.0%
Cost of services	14.0%	15.5%	12.9%
Expense related to settlement of IIA grants	-	7.9%	-
Total cost of revenues	48.1%	54.1%	40.9%

Gross profit	51.9%	45.9%	59.1%

Operating expenses:
Research and development expenses, net	26.7%	21.3%	17.5%
Sales and marketing expenses	10.8%	13.1%	11.1%
General and administrative expenses	5.7%	4.2%	3.6%
Amortization of intangible assets	0.9%	1.1%	1.2%

Total operating expenses	44.1%	39.7%	33.0%

Operating profit	7.8%	6.2%	26.0%

Financial income, net	0.4%	0.7%	1.0%
Income before income taxes	8.2%	6.9%	27.1%

Income tax expenses (benefit)	(2.4)%	1.0%	6.1%

Net income	10.6%	5.9%	20.9%

Comparison of Years Ended December 31, 2017 and 2016

 Revenues. Our revenues in 2017 increased by $58.1 million, or 35.4%, compared to 2016. Revenues attributable to product sales were $174.3 million, an increase of $51.9 million, or 42.4%, compared to 2016. Revenues attributable to services were $47.6 million, an increase of $6.2 million, or 15%, compared to 2016. The increase in product revenues in 2017 was attributed to an increase in sales of Optical CD (mainly integrated metrology and software) and XPS products. The increase in services revenues is attributed mainly to higher time and materials revenues, as a result of the higher installed base of systems.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2017 was $62.2 million. Our gross margin attributable to product revenues in 2017 was 64.3%, compared to 48.3% in 2016, which included $12.9 million of expenses related to the royalty buyout agreement and $1.9 million of inventory write-off. The increase in products gross margins in 2017 excluding these non-recurring items, is related to the increase in software sales which have a higher gross margin, as well as to efficiencies related to the product revenues scale.

Our cost of services in 2017 was $28.6 million, relative to $25.3 million in 2016. Gross margin attributable to service revenues in 2017 was 40.1%, compared to 38.8% in 2016. The increase in service gross margins in 2017 is mainly related to scale efficiencies as a result of incremental service revenues utilizing similar infrastructure.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the IIA and the European Community. Our net research and development expenses in 2017 were $39.0 million, an increase of $4.0 million, or 11%, compared to 2016, after offsetting grants received or receivable of $4.6 million in 2017 and $4.3 million in 2016. Research and development expenses excluding grants received or receivable in 2017 were $43.6 million, compared to $39.3 million in 2016. In 2017, net research and development expenses represented 17.5% of our revenues, compared to 21.4% of our revenues in 2016.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Starting 2015, sales and marketing expenses also include amortization of intangibles related to customer relations. Our sales and marketing expenses in 2017 were $24.6 million, an increase of $3.0 million, or 14%, compared to 2016. The increase in sales and marketing expenses in 2017 was mainly attributed to an increase in headcount and related labor costs of sales and marketing personnel. Sales and marketing expenses represented 11.1% our revenues in 2017 compared to 13.1% of our revenues in 2016.

Amortization of Intangible Assets. As part of the acquisition of ReVera on April 2, 2015, the company acquired $12.3 million of intangible asset related to technology. In both 2017 and 2016, the company recorded $1.8 million of amortization of intangible assets.

General and Administrative Expenses. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in 2017 were $8.1 million, an increase of $1.3 million, or 19%, compared to 2016. The increase in general and administration expenses was attributed mainly to the increase in headcount and related labor costs. In 2017, general and administration expenses represented 3.6% of our revenues, compared to 4% of our revenues in 2016.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2017, we recorded $13.6 million of income tax expenses, reflecting effective tax rate of 23%. In 2016, we recorded $1.7 million of income tax expenses reflecting effective tax rate of 15%. The increase in the effective tax rate in 2017 is attributed mainly to a $3.5 million tax provision due to prior years’ tax assessment.

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

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It is also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. In 2016, cost of revenues also included $12.9 million of expenses related to royalty buyout agreement with the IIA in Israel. Our cost of revenues attributable to product sales in 2016 was $50.4 million. Our gross margin attributable to product revenues in 2016 was 48%, compared to 54% in 2015. This decrease in products gross margins in 2016 is mainly related to the above mentioned $12.9 million of expenses related to the royalty buyout agreement and $1.9 million of inventory write-off. Our cost of services in 2016 was $25.4 million. Our gross margin attributable to service revenues in 2016 was 39%, compared to 44% in 2015. The decrease in service gross margins in 2016 is mainly related to the costs associated with transitioning ReVera global service organization into Nova overall service operations, as well as expansion of the service global infrastructure and headcount teams to ensure the quality of services provided to our customers.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the IIA and the European Community. Our net research and development expenses in 2016 were $35 million, a decrease of $4.7 million, or 12%, compared to 2015, after offsetting grants received or receivable of $4.3 million in 2016 and $1.2 million in 2015. Research and development expenses excluding grants received or receivable in 2016 were $39.3 million, compared to $40.9 million in 2015. The decrease in net research and development expenses in 2016 was mainly attributed to the $3.0 million increase in grants and to lower expenses related to prototypes purchasing in 2016. In 2016, net research and development expenses represented 21% of our revenues, compared to 27% of our revenues in 2015.

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

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2016, we recorded $1.7 million of income tax expenses, compared with $3.5 million of income tax benefit in 2015. The increase in income tax expenses in 2016 is attributed to the decrease in accumulation of future research and development credits in 2016 relative to 2015, and to an increase in applicable tax rates, following the conclusion of utilization of certain tax exemptions in Israel in 2015.

5.B          Liquidity and Capital Resources

As of December 31, 2017, we had working capital of approximately $180.1 million compared to working capital of approximately $128.6 million as of December 31, 2016.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2017 were $149.8 million compared to $91.7 million as of December 31, 2016.

Trade accounts receivable decreased from $42.6 million as of December 31, 2016 to $40.9 million as of December 31, 2017.

Inventories increased from $29.3 million as of December 31, 2016 to $34.9 million as of December 31, 2017. The increase in inventory is a direct result of the higher business volumes and revenues in 2017 compared to 2016.

Operating activities in 2017 generated positive cash flow of $61.8 million compared to a negative cash flow of $4.2 million in 2016. The increase in operating cash flow in 2017 is mainly related to the increase in the net income and to effective working capital management including improved collections.

The following table describes our investments in capital expenditures during the last three years:

	2015		2016		2017
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
	(US dollars, in thousands)
Electronic equipment	2,925	32	1,618	136	2,320	177
Office furniture and equipment	37	90	83	-	141	105
Leasehold improvements	1,135	154	1,183	113	3,488	64

Total	4,097	276	2,884	249	5,949	346

In 2017, the investment in capital expenditures was financed from our cash reserves. Although we currently have no significant capital commitments, we expect to spend approximately $8 million on capital expenditures in 2018, mainly for expansion of manufacturing and office facilities, renovation of existing office facilities, information systems improvements (software and hardware) and electronic equipment used in our research and development labs.

Our principal liquidity requirement is expected to be for working capital and capital expenditures as well as additional acquisitions. We believe that our current cash reserves will be adequate to fund our planned activities for at least the next 12 months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with our cash reserves together with positive cash flow from operations, if any. If these funds are insufficient to finance our future business activities, which may include acquisitions, we would have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

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

Grants from the Israeli Innovation Authority

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 1984, and the provisions of the applicable regulations, rules, procedures and benefit tracks, together the Innovation Law, a qualifying research and development program is typically eligible for grants of up to 50% of the program’s pre-approved research and development expenses. The program must be approved by a committee of the IIA. The recipient of the grants is typically required to return the grants by the payment of royalties on the revenues generated from products (and related services) developed (in all or in part) according to, or as a result of, a research and development program funded by the IIA (at rates which are determined under the Innovation Law up to the aggregate amount of the total grants received by the IIA, plus annual interest (as determined in the Innovation Law). Royalties are paid in NIS linked to the dollar at the exchange rate in effect at the time of payment. Following the full payment of such royalties and interest, there is generally no further liability for royalty payment. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after our company has repaid the grants, including accrued interest, in full.

The main pertinent obligations under the Innovation Law are as follows:

•
Local Manufacturing Obligation. The terms of the grants under the Innovation Law require that we manufacture the products developed with these grants in Israel. Under the regulations promulgated under the Innovation Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate, as declared to be manufactured out of Israel in the applications for funding, in which case a notice should be provided to the IIA). This approval may be given only if we abide by all the provisions of the Innovation Law and related regulations. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay royalties at an increased rate (usually 1% in addition to the standard rate and increased royalties cap between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel). We note that a company also has the option of declaring in its the IIA grant application an intention to exercise a portion of the manufacturing capacity abroad, thus, if the grant application is approved by IIA, such company will avoid the need to obtain additional approvals and pay the increased royalties cap for manufacturing outside of Israel at portions which were mentioned in such approved grant applications.

•
Know-How transfer limitation. The Innovation Law restricts the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA funded know-how outside of Israel requires prior to the IIA approval and is subject to certain payment to the IIA calculated according to formulae provided under the Innovation Law. If we wish to transfer the IIA funded know-how, the terms for approval will be determined taking into account various factors, including the character of the transaction and the consideration paid to us for such transfer. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration, taking into account depreciation mechanism, and less royalties already paid to the IIA. The transfer of such know-how to a party outside Israel is subject to a redemption fee formula that is based, in general, on the ratio between aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration, taking into account depreciation mechanism, and less royalties already paid to the IIA. The regulations promulgated under the Innovation Law establish a maximum payment of the redemption fee paid to the IIA under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its IIA funded know-how, in whole or in part, or is sold as part of an M&A transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the total grants received (plus accrued interest) for development of the know-how being transferred, or the entire amount received from the IIA, as applicable; (ii) in the event that following the transactions described above (i.e., asset sale of IIA funded know-how or transfer as part of an M&A transaction) the company undertakes to continue its R&D activity in Israel (for at least three years following such transfer and maintain at least 75% of its R&D staff employees it had for the six months before the know-how was transferred, while keeping the same scope of employment for such R&D staff), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus accrued interest) for the applicable know-how being transferred, or the entire amount received from the IIA, as applicable.

Approval of the transfer of IIA funded technology to another Israeli company may be granted only if the recipient abides by all the provisions of the law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel and takes upon itself all the undertakings of the grant recipient associated with the grants received. In light of the Arrangement (as further discussed below), in certain circumstances, under such sale transactions (i.e., the transfer of IIA funded technology or portion thereof to another Israeli company), we might be obligated to pay royalties to the IIA from any income derived from such a sale transaction.

Licensing arrangements. Under the terms of the Innovation Law, licensing know how developed under the IIA programs outside of Israel, requires prior consent of IIA and payment of license fees to IIA, calculated in accordance with the licensing rules promulgated under the Innovation Law. The payment of the license fees does not discharge the company from the obligation to pay royalties or other payments due to IIA in accordance with Innovation Law.

These restrictions may impair our ability to enter into agreements for those products or technologies which were developed with assistance of the IIA grants without the approval of the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as may expose us to criminal proceedings. In addition, IIA may from time to time audit sales of products which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional products.

We were obligated to pay royalties of 5% in 2016 and 2015, of revenues derived from sales of products funded with these grants. In August 2016, we entered into a royalty buyout arrangement, or the Arrangement, with the IIA. As part of the Arrangement we paid approximately $12.9 million to the IIA in September 2016. The contingent net royalty liability to the IIA at the time we executed the Arrangement was approximately $24 million. This obligation included different annual interest rates ranging up to 5%. As a result of the foregoing payment, we are released from any future royalty payments on these previous funds received from the IIA. However, to the extent that we will be able to commercialize products that were developed as part of IIA programs and were declared as “failed” at the time of the Arrangement, we will be required to pay royalties to the IIA from income generated from such commercialization. Currently, we do not anticipate that such failed projects will generate revenues in the future. As of December 31, 2017, we had no royalty liability to the IIA for grants received (subject to the aforementioned). We may, alone or together with third parties, participate in research and development programs, which may or may not bear royalty obligations (depending on the specific terms of the applicable program) towards the IIA. We note that the Arrangement does not release the Company from other obligations towards the IIA as further detailed herein. See also Note 8A to our consolidated financial statements contained elsewhere in this report.

In addition to royalty-bearing grants from the IIA, in 2010, we participated in a 'Magnet' program, IMG4, sponsored by the IIA. Under the terms of this program, we were cooperating with additional companies and research institutes in Israel, organized in a consortium, for the development of advanced techniques for improved tool control. No royalties from this funding are payable to the Israeli government, however, the provisions of the Innovation Law and related regulations regarding, inter alia, the restrictions on the transfer of know-how outside of Israel do apply, mutatis mutandis. In general, any consortium member that develops technology as a result of its activities within and during the framework of the consortium project ("Foreground IP") remains the owner of such technology and any intellectual property rights related thereto. Specific mechanism applies with respect to joint Foreground developed by several members. In addition, the Foreground is subject to certain access rights as detailed in the consortium agreement. Further, there are certain limitations with respect to the transfer of the Foreground. Technology which was held by a consortium member prior to its entering into the consortium agreement or which was developed as a result of activities outside the framework of the consortium member ("Background IP") remains owned by the member who developed it. In certain circumstances, such Background is subject to certain access rights as detailed in the consortium agreement. The IMG4 program ended in 2010.

In addition, in 2016, 2015 and 2014, we participated in an additional 'Magnet' program, METRO 450, sponsored by the IIA. Under the terms of this program, we are cooperating with additional companies and research institutes in Israel, organized in a consortium for the development of pre-competitive elements of 450mm solutions that can also bring value even if the transition to 450mm is delayed. No royalties from this funding are payable to the Israeli government. Some of the abovementioned obligations (such as the restrictions under the Innovation Law and obligation to grant certain access rights to the Company's technology and intellectual property rights) apply regarding this project as well.

In addition, in 2017 we participated in an additional 'Magnet' program, multi-dimensional metrology consortium, sponsored by IIA. Under the terms of this program, we are cooperating with additional companies and research institutes in Israel, organized in a consortium for the development of N+2 technology. No royalties from this funding are payable to the Israeli government. Some of the abovementioned obligations (such as the restrictions under the Innovation Law and obligation to grant certain access rights to the Company's technology and intellectual property rights) apply to this project as well.

In addition, we are also participating in European consortiums, which are joint programs with the IIA and the European Research Area. Some of the abovementioned obligations and undertakings (such as the restrictions under the Innovation Law and obligation to grant certain access rights to the Company's technology and intellectual property rights) apply with respect to these joint projects as well.

5.D          Trend Information

For Information regarding most significant recent trends in our market, see “Item 4B – Our Market – The World Economy – Update” in this annual report on Form 20-F.

5.E          Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.F          Tabular Disclosure of Contractual Obligations

As of December 31, 2017, we had contractual obligations as described in the following table:

	Payment due by Period (US Dollars, in $ thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$7,886	$2,569	$4,500	$817	-
Purchase Obligations	31,134	17,612	7,192	111	6,219
Other Long-Term Liabilities	68	-	-	-	68
Total	39,088	20,181	11,692	928	6,287

Item 6. Directors, Senior Management and Employees

6.A          Directors and Senior Management

The following is the list of senior management and directors as of February 15, 2018:

Name	Age	Position
Michael Brunstein	74	Chairman of the Board of Directors
Alon Dumanis	67	Director
Avi Cohen	64	Director
Raanan Cohen	62	Director
Zehava Simon	59	External Director
Dafna Gruber	52	External Director
Eli Fruchter	62	Director
Ronnie (Miron) Kenneth	61	Director
Eitan Oppenhaim	52	President and Chief Executive Officer
Dror David	48	Chief Financial Officer
Shay Wolfling	46	Chief Technology Officer
Gabriel Waisman	47	Chief Business Officer
Adrian S. Wilson	46	General Manager Material Metrology Division
Gabi Sharon	55	Corporate Vice President Operations
Dov Farkash	58	Corporate Vice President Strategic Development
Sharon Dayan	45	Corporate Vice President Human Resources
Zohar Gil	51	Corporate Vice President Marketing and Business Development
Udi Cohen	45	Corporate VP and General Manager Dimensional Metrology Division

Our directors (other than the external directors) serve as such until the next annual general meeting of our shareholders. Our external directors, in accordance with Israeli law, serve for a three-year term, which may be renewed for two additional three-year terms, subject to certain conditions, and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company. Our external directors are Ms. Zehava Simon who was elected for a second tenure in 2017, and Ms. Dafna Gruber who was elected in 2015 and whose initial term expires in 2018.

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

Mr. Avi Cohen has served as a director of Nova since 2008. From July 2016 to September 2017 Mr. Cohen served as the Chief Executive Officer of MX1, a global media service provider founded in July 2016 as a result of a merger between RR Media Ltd., and SES Platform Services GmbH. From July 2012 and until its merger with SES Platform Services GmbH, Mr. Cohen served as the chief executive officer of RR Media Ltd. (previously known as RRsat Global Communications Network Ltd.), which was a public company traded on NASDAQ. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the chief executive officer of ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003 Mr. Avi Cohen was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S. During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group. From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

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

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on NASDAQ and TASE, Nice Systems, a public company traded on NASDAQ and TASE, and Amiad water systems, a public company traded on London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a NASDAQ listed company which was acquired in 2006 by SanDisk Corp., a public company traded on NASDAQ as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and NASDAQ (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, Israel, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and an M.A. in Business and Management from Boston University, USA.

Ms. Dafna Gruber was elected as the Company’s external director in accordance with the provisions of the Companies Law in April 2015. Ms. Gruber has more than 25 years of broad experience, serving as chief financial officer and a senior executive management member in leading hi-tech companies traded on both NASDAQ and TASE. Since September 2017, Ms. Gruber has been serving as the chief financial officer of Landa Corporation Ltd., a private company.  From October 2015 until September 2017, Ms. Gruber has been serving as the chief financial officer of Clal Industries Ltd., a private company.  From April 2007 until April 2015, Ms. Gruber served as the chief financial officer of Nice Systems Ltd., a public company traded on NASDAQ and TASE. As a member of the senior management team, Ms. Gruber was a senior member of the strategy and M&A forum of the company. During her employment with Nice, Ms. Gruber was responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until May 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on NASDAQ and TASE, mostly as chief financial officer. Prior to that, from 1993 to 1996, Ms. Gruber was a controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc. Ms. Gruber serves as an external director at TAT Technologies Ltd., a public company traded on NASDAQ and TASE, since November 2013, and as a member of the board of directors of Clal Biotechnologies Ltd., a public company traded on TASE. In addition, Ms. Gruber serves on the boards of directors of several private companies held by Clal Industries Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

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

Mr. Ronnie (Miron) Kenneth was appointed to serve as a director of the Company by our board of directors in December 2017. Mr. Kenneth is a veteran high-tech leader who served for ten years as Chairman and Chief Executive Officer at Voltaire Technologies Ltd. (Nasdaq: VOLT), leading it to an initial public offering on Nasdaq in 2007. Following Voltaire’s merger with Mellanox Technologies Ltd. (Nasdaq: MLNX) in 2011, Mr. Kenneth became the Chief Executive Officer of Pontis Ltd., a privately-held company, until 2013. Mr. Kenneth currently serves as the Chairman of Teridion Technologies Ltd., and Varada Ltd., and he is a director of Allot Communications Ltd. (Nasdaq: ALLT) and Orbotech Ltd. (Nasdaq: ORBK).  Mr. Kenneth holds a BA in Economics and Computer Science from the Bar-Ilan University and an MBA from the Golden Gate University, San Francisco.

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

Mr. Adrian S. Wilson Joined Nova in January 2018 as General Manager Material Metrology Division. Mr. Wilson has over 20 years of Semiconductor capital equipment and materials experience. Mr. Wilson joins us from Nanometrics Inc, where he held the position of Vice President & General Manager of Advanced Imaging and Analytics Business Unit. Prior to Nanometrics Inc, he held the position of Managing Director of Element Six Technologies Ltd., the non-abrasive arm of the synthetic diamond group of DeBeers, focused on thermal management and optical components for the semiconductor industry. Mr. Wilson has experience in leading both start-ups and divisions within large public multi-nationals’ companies, including KLA-Tencor, FormFactor Inc and Phoenix X-ray Systems & Services Inc, a capital equipment start-up. Mr. Wilson holds a Bachelor’s Degree in Electronics Engineering, post Grad in Marketing Management and a MBA in Technology Management. Mr. Wilson’s accreditations include Fellow of the Chartered Institute of Marketing (UK) and Fellow of the Institute of Directors (UK).

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

Mr. Dov Farkash has served as our Corporate Executive Vice President Strategic Development since August 2017. Prior to that, Mr. Farkash served as Senior Corporate Vice President Modeling Software Division between April 2016 and July 2017, and as our Senior Vice President Strategic Software between April 2014 and March 2016. Mr. Farkash joined Nova in 2000, and till 2005 he served in various key sales positions in Nova. From 2005 until 2009, Mr. Farkash has served as VP Sales of Nova. From 2009 until April 2014, Mr. Farkash served as our Vice President Business Development. Prior to joining Nova, Mr. Farkash served as worldwide Sales and Marketing Manager of AFCON Ltd., and AFCON Inc., USA. Prior to that, Mr. Farkash served in various managerial positions in software development in various Hi-tech companies. Mr. Farkash holds a B.Sc. in Computer Engineering and an MBA from the Technion – Israel Institute of Technology, Haifa, Israel.

Ms. Sharon Dayan joined Nova in January 2018, as Corporate Vice President Human Resources. Ms. Dayan is an experienced HR executive, bringing diversified experience which covers all human resources disciplines, including HR strategy, organizational and people development, M&A and employee experience. Prior to joining Nova Ms. Dayan served in several senior HR regional and corporate positions within global companies. Her last position before joining Nova, was in the role of SVP at Teva in the capacity of HR Business Partner for the global corporate functions. Prior to that she served as the Global Head of HR as part of Comverse management, responsible for all HR functions in the company. Before joining Comverse, Ms. Dayan had multiple positions in Amdocs. Ms. Dayan holds BA in Social Science from Tel-Aviv – Jaffe college, MSc. In Organizational Development from Tel-Aviv University and Group dynamics diploma from Tel Aviv university.

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

Dr. Udi Cohen has served as our Corporate Vice President and GM Dimensional Metrology Division since June 2017. Prior to joining Nova, Dr. Cohen served as Chief Executive Officer of BioControl Medical [(B.C.M) Ltd.] since 2005. Under his leadership, BioControl Medical attracted a world-class group of senior executives, engineers and medical advisors and developed an advanced implantable electrostimulation platform technology with potential application in numerous therapeutic areas. Dr. Cohen successfully led BioControl Medical through three financing rounds, and also the sale of its technology assets in urology and gynecology to American Medical Systems Inc., in 2006. Since 2010, he led the strategic partnership with Medtronic focused on developing and commercializing implantable electrostimulation devices for the treatment of congestive heart failure. Dr. Cohen received a Bachelor Degree of Science in Mathematics and Physics as well as a Ph.D. in Physics from Hebrew University in Jerusalem and participated in Wharton’s AMP program.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B          Compensation

The aggregate direct remuneration paid or payable to all persons who served in the capacity of executive officer for 2017 (consisting of 10 persons, including two former executive officer) in terms of employer costs was approximately $5.6 million (including $0.8 million set aside for pension and retirement benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2018 annual general meeting of shareholders in accordance with Israeli regulations.

Terms of employment of Mr. Eitan Oppenhaim, our President and Chief Executive Officer, as approved by our shareholders, are as follows:

General

 (i) a monthly base salary of NIS 120,000; (ii) an annual bonus of up to twelve (12) monthly base salaries (with additional payment of up to 50% of the target bonus in the case of over achievement), subject to objectives which are annually predetermined by the board of directors and its committees, in accordance with our compensation policy; (iii) in connection with termination of employment (other than for cause), a three month advance notice and a six month adjustment period, during which Mr. Oppenhaim will be entitled to all of his compensation elements, and to the continuation of vesting of his options. In the event of employment termination during a fiscal year (unless for cause), the bonus shall be prorated (subject to certain adjustments); (iv) customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (v) subject to required approvals under applicable law, a directors and officers insurance, including a “run-off” insurance policy; (vi) non-disclosure, non-compete and ownership of intellectual property undertakings; and (vii) monthly travel expenses or a Company car, cellular phone, a land line phone, toll road expenses, a laptop computer and other expense reimbursements pursuant to the Company general policies.

Equity-Based Compensation

Since January 1, 2015 until December 31, 2017, per the approval of the respective annual general meeting of shareholders, Mr. Oppenhaim was granted a total of 303,334 options to purchase ordinary shares of the Company with a weighted average exercise price of $14.75 and 22,222 restricted share units. The options and restricted share units: vest in equal annual installments over a terms of four years commencing one year from the grant date; expire seven (7) years after each grant date; can be cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Oppenhaim; and, were made in accordance with and subject to Section 102 of the Income Tax Ordinance of 1961 (New Version) (the “Ordinance”). In addition, Mr. Oppenhaim was granted in July 2017 30,000 performance based restricted units that vest over a period of three (3) years, provided that the Company exceeded the performance targets for vesting set by the compensation committee and board of directors of the Company, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Oppenhaim. In the event a portion of these restricted share units fails to vest, such portion will be carried forward to the third vesting date and will vest if the Company’s average annual return on equity based on net income during the previous three (3) years shall be no less than ten percent (10%).

Compensation upon Significant Event

Upon the occurrence of a Significant Event, unvested options granted to Mr. Oppenhaim will vest upon the consummation of the Significant Event, and unexercised options may be exercised until the earlier of two years from the consummation of the Significant Event, and termination of the options. Such arrangements will not apply if Mr. Oppenhaim remains the chief executive officer of our company or the surviving entity, and unvested options are replaced for new options of the surviving entity as part of the Significant Event with a vesting schedule and terms identical to the replaced options. Further, upon a Significant Event, Mr. Oppenhaim will be entitled to a special bonus of up to 12 monthly salaries, subject to the approval of the compensation committee and our board of directors and subject to the limitation on a special bonus imposed by our compensation policy. In the event of termination of employment (up to 12 months from the Significant Event), Mr. Oppenhaim will be entitled to the retirement terms under his employment agreement, the special bonus described above and the payment of the annual bonus in full for the year in which the Significant Event has occurred, subject to the annual bonus plan, on an annual basis calculation, and subject to the approval of the compensation committee and our board of directors prior to the consummation of the transaction, or the respective body in the new surviving entity following the transaction, as applicable.  A “Significant Event” is defined for this purpose as: (1) the sale of all or substantially all of our company’s assets; (2) a merger of our company with or into another company or entity after which our shareholders will hold 50% or less of the surviving entity; (3) our company becoming a division or a subsidiary of another company; or (4) the purchase of our company's shares, after which the purchaser will hold 50% or more of our company's shares, provided, however, that the purchaser is not one of our institutional investors upon execution of the purchase agreement.

Compensation upon Acquisition

 Upon Acquisition of a company (which is not an affiliate of the company), Mr. Oppenhaim will be entitled to receive a bonus of up to 12 monthly salaries subject to the approval of the compensation committee and our board of directors and subject to the limitation on a special bonus imposed by our compensation policy. An “Acquisition” includes, among others, a merger of our company or a subsidiary of our company with or into another entity, such that upon consummation of such transaction our shareholders will hold more than 50% of the surviving entity.

As of February 15, 2018, a total of 848,486 options to purchase our ordinary shares and 120,743 RSU’s were outstanding and held by certain current executive officers and directors (consisting of seventeen persons), of which 319,695 options are currently exercisable or exercisable within 60 days of February 15, 2018, 13,968 shares are held by Trustee due to vested RSUs and 2,111 RSU’s will vest within 60 days of February 15, 2018. See “Item 6E. Share Ownership” in this annual report on Form 20-F.

In accordance with our equity-based compensation policy, effective August 2017, the exercise price of granted options is equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

The total amount paid or payable to the directors, including external directors, (consisting of seven persons in 2017, and an additional director elected in December 18, 2017), for 2017 was $0.35 million.

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

3.          An annual award of an option to purchase up to 10,000 ordinary shares or options with fair market value of US$80,000, the lower of the two, to be granted to each director or external director on the date of each annual general meeting at which such director or external director is elected or reelected (or if an external director is not standing for reelection, on the date of the annual general meeting, provided that such external director is serving on the board of directors at the time of the annual general meeting). The exercise price of each option will be determined pursuant to our equity based compensation policy and consistent with our compensation policy, the options will vest quarterly over a period of four years.

All the above mentioned sums were paid in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors, and the proposed changes are in line with the Company’s Compensation Policy (as further detailed below).

In February 2017, our board of directors has resolved, based on the recommendation of our compensation committee, that effective as of July 2017, the compensation arrangement of the Company’s directors (including external directors and excluding the chairman of the board of directors and, unless approved otherwise, any other director who is also an employee of the Company) will be changed such that the annual payment will be increased to NIS 92,000 (approximately US$26,300) and the payment per meeting to NIS3,000 (approximately US$860) (for each execution of a written consent in lieu of a meeting, an amount of NIS 1,500 and for each meeting that the director or external director attends by teleconference, an amount of NIS 1,800), subject to the applicable minimum and maximum limitations include in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760- 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time. No change was made with respect to the equity grants to the directors and external directors. The revisions in the annual and per meeting fees are exempted from approval of the Company’s shareholders pursuant to Rule 7 of Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 and Rule 1A(2) of the Companies Regulations (Relief from Related Party Transactions), 5760-2000.

 The compensation arrangement of Dr. Michael Brunstein, the chairman of our board of directors, as approved by our shareholders at the 2006, 2008 and 2010 annual general meetings, includes: (i) a gross annual fee of US$110,000 payable monthly in NIS; (ii) an annual award of options to purchase up to 10,000 ordinary shares, to be granted to Dr. Brunstein on the date of each annual general meeting at which the chairman of the board of directors is elected or reelected, starting the 2008 annual general meeting, the exercise price of which will be determined pursuant to our equity based compensation policy and the other terms (i.e., the amount, exercise price and vesting schedule) will be identical to the terms of options granted to other directors on an annual award; and (iii) a biennial award of an option to purchase up to 75,000 ordinary shares to Dr. Brunstein on the date of every other annual general meeting at which the chairman of the board of directors is elected or reelected, starting with the 2010 annual general meeting (and thereafter in 2012). The exercise price of such options is determined pursuant to our equity based compensation policy, and consistent with our compensation policy, the options will vest quarterly over a period of four years.

On September 12, 2013, our shareholders approved the Company's compensation policy.

Pursuant to the Companies Law a compensation policy must be re-approved (and re-considered) at least once in every three years. Our shareholders voted on June 30, 2016 against the amended and restated compensation policy recommended by our board of directors. In August 2, 2016, our board of directors (per the recommendation of our compensation committee) has concluded that the approval of the proposed amended and restated compensation plan is for the benefit of the company, and based on detailed arguments and in accordance with the provisions of the Companies Law, has resolved to approve our amended and restated compensation policy despite the objection of our shareholders. Accordingly, our amended compensation policy is effective as of that date. The full text of the amended and restated compensation policy was included as Appendix A to the proxy statement attached to our report on Form 6-K, furnished to the Securities and Exchange Commission on May 26, 2016.

6.C          Board Practices

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

The Audit Committee is comprised of Dafna Gruber, Zehava Simon, Avi Cohen and Eli Fruchter. The audit committee is responsible to provide oversight of the accounting and financial reporting process of the Company and the audits of the financial statements of the Company, and assist the Board in its oversight of (i) the integrity of the Company's financial statements and other published financial information, (ii) the Company's compliance with applicable financial and accounting related standards, rules and regulations, (iii) the selection, engagement and termination, subject to shareholder approval, of the Company's independent auditor, (iv) the pre-approval of all audit, audit-related and all permitted non-audit services, if any, by the Company's independent auditor, and the compensation therefor, (v) the Company's internal controls over financial reporting and (vi) risk assessment and risk management.

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

Under the Companies Law, the audit committee is responsible, among others, for (i) identifying deficiencies in the business management practices of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) ensuring that a competitive process is conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; (iv) setting forth the approval process for transactions that are 'non-negligible' (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee; (v) evaluating the Company’s internal audit program and the performance of the Company’s internal auditor and the resources at his/her disposal; (vi) reviewing the scope of work of the Company’s external auditor and making recommendations regarding his/her salary; and (vii) creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company as well as adopting against retaliation. The audit committee is also responsible for reviewing and approving any material change or waiver in the Company's Corporate Code of Conduct regarding directors or executive officers, and disclosures made in the Company's annual report in such regard. The audit committee operates under a charter adopted by the board of directors.

The Compensation Committee is comprised of Zehava Simon, Dafna Gruber and Raanan Cohen. The function of the compensation committee is described in the approved charter of the committee, and includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s officers, directors and executives and the overall compensation programs and reviewing and approving, or if required by law, approving and recommending for approval by the board of directors, grants and awards under the Company’s equity incentive plans. The primary objective of the committee is to oversee the development and implementation of the compensation policies and plans that are appropriate for the Company in light of all relevant circumstances, and which provide incentives that fit the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing shareholder’s value. Under the Companies Law the compensation committee must consist of at least three directors, must include all the external directors, the majority of its members must be external directors, and its chairman must be an external director. In addition, all members of the compensation committee must meet the requirements under the Companies Law for membership in the audit committee, as described above.

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

All committees are acting according to written charters that were approved by our board of directors. In February 2012, we adopted an internal enforcement plan which was approved by our board of directors. The internal enforcement plan, as part of which we adopted and implementing procedures and policies in order to comply with the provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), the Companies Law and the applicable guidelines issued by Israeli Securities Authority. The internal enforcement plan includes, among others, the board committees’ charters, procedures with respect to related party transactions, insider trading, reporting and complaints, anti-bribery policy and a code of conduct. In May 2017, we completed a review process of our enforcement plan and related procedures.

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

6.D          Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2015(*)	2016(*)	2017(*)

Total Personnel	496	510	616

Located in Israel	301	299	352
Located abroad	195	211	264

In operations	87	83	100
In research and development	180	178	216
In global business	195	214	251
In general and administration	34	35	49
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

6.E          Share Ownership

Based on information provided to us, our eighteen directors and officers listed in Item 6A above, have had, as a group, sole voting and investment power for 335,774 shares beneficially owned by them as of February 15, 2018 (representing 1.2% of the 27,903,058 issued and outstanding ordinary shares of the Company as of such date). Such number includes 319,695 shares subject to options that are immediately exercisable or exercisable within 60 days of February 15, 2018 (with expiration dates ranging between 2018 and 2025; exercise prices ($/share) ranging between 0.93 and 24.96), 13,968 shares held by the trustee due to vested RSUs, and 2,111 RSUs to be vested within 60 days as of February 15, 2018. Each of such directors and executive officers beneficially owned less than 1% of the Company’s shares as of such date.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 15, 2018 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans active throughout 2017, are described below:

2007 Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2007, was 2,500,000, subject to future increases or decreases by the Company. On May 1, 2012, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by one million shares, and amend the 2007 Incentive Plan to address a change in the clearing procedures of the TASE. On December 17, 2014, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by two million shares, and to amend the 2007 Incentive Plan. Such amendment includes, among others, a change of the exercise period in the event of termination, and in case of death, disability or retirement of the optionee. In connection with the aforementioned increases, we have not obtained a shareholder approval as required under NASDAQ Listing Rules and followed in lieu home practice rules that do not require such approval. As of December 31, 2017, options to purchase 3,354,112 ordinary shares at an exercise prices which range from $0.43 to $24.70, the fair market value of Nova’s stock based on the dates of grant, were granted under this plan of which, as of December 31, 2017, 1,720,598 options were exercised, 349,214 options were outstanding and exercisable, 672,987 options had been cancelled and 611,313 were outstanding and unvested. As of December 31, 2017, 834,142 RSU’s had been granted, of which 536,158 had vested, 58,380 had been cancelled and 239,604 RSU's were outstanding. Following adoption of 2017 share incentive plan, as detailed herein, we have ceased granting equity under the 2007 incentive plan.

2017 Share Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our board of directors on August 1, 2017, is 2,500,000, subject to future increases or decreases by the Company. The Company has used its option as a foreign private issuer to opt out of Nasdaq requirement for a shareholders’ approval of the plan, by providing a legal opinion letter to Nasdaq on August 25, 2017. As of December 31, 2017, options to purchase 81,262 ordinary shares at an exercise prices of $31.26, the closing price of the Company's ordinary shares on Nasdaq on the day of grant, were granted under this plan of which, as of December 31, 2017, no options were exercised, 110 options were outstanding and exercisable, no options had been cancelled and 81,152 were outstanding and unvested. As of December 31, 2017, 52,941 RSU’s had been granted, of which no RSU’s had vested, 70 had been cancelled and 52,871 RSU's were outstanding.

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

Our equity based compensation policy, which was initially adopted in February 2007 and was most recently amended in August 2017, provides, among others, that the exercise price for each option will be equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

For additional information regarding our employees’ incentive plans, see Note 9 of our consolidated financial statements, contained elsewhere in this report.

Item 7. Major Shareholder and Related Party Transactions

A.            Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the dates indicated below for each person who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 27,903,058 ordinary shares outstanding as of February 15, 2018.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Renaissance Technologies LLC(1)	1,904,700	6.83%
Harel Insurance Investments & Financial Services Ltd.(2)	1,701,541	6.10%
Menora Mivtachim Holdings Ltd.(3)	1,592,756	5.71%
Migdal Insurance & Financial Holdings Ltd.(4)	1,533,324	5.50%
Yelin Lapidot Holdings Management Ltd., Dov Yelin, Yair Lapidot(5)	1,489,713	5.34%
The Phoenix Holdings Ltd. and Excellence Holdings Ltd., Itshak Sharon (Tshuva), Delek Group Ltd. (6)	1,456,800	5.22%

(1)           The information is based upon Amendment no. 4 to Schedule 13G filed with the SEC by Renaissance Technologies LLC on February 14, 2018.

(2)           The information is based upon Amendment no. 4 to Schedule 13G/A filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on February 1, 2018.

(3)           The information is based upon Amendment no. 1 to Schedule 13G filed with the SEC by Menora Mivtachim Holdings Ltd. on February 14, 2018.

(4)           The information is based upon Amendment to Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd. on January 22, 2018.

(5)           The information is based upon Amendment No. 3 to Schedule 13G filed with the SEC by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. on January 31, 2018.

(6)           Based upon information provided to the Company by The Phoenix Holdings Ltd., Excellence Holdings Ltd., Delek Group Ltd. and Itshak Sharon (Tshuva) as of February 13, 2018,

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the decrease in the percentage of ownership by Clal Insurance Enterprises Holdings Ltd. below 5% in 2017; (ii) the increase in the percentage of ownership held by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP above 5% in 2016, and the decrease in the percentage of ownership below 5% in 2017; and (iii) the increase in the percentage of ownership held by Menora Mivtachim Holdings Ltd. above 5% in 2017.

As of February 15, 2018, our ordinary shares were held by 14 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 15, 2018, 12 registered holders were U.S. domicile holders and held approximately 0.13% of our outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B.            Related Party Transactions

In November 2016, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $40,000,000 (including $5,000,000 Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee and board of directors and was approved by our shareholders in June 2017 (the “Policy”).

The resolution of our compensation committee and Board in May 2017, and the approval of our shareholders in June 2017, authorized the Company, from time to time and for up to a period of three years in the aggregate (effective immediately as of the approval of our shareholders), to extend and/or renew the Policy or enter into a new insurance policy, with the same insurers or any other insurers, in Israel or overseas, for the insurance of directors and officers liability with respect to the directors and/or officers serving in the Company and its subsidiaries, as may serve from time to time, and with the directors and/or officers serving in associated companies on behalf of the Company and/or on behalf of its subsidiaries, provided however, that the insurance transaction complies with the following conditions: (i) the annual premium to be paid by us will not exceed 1.5% of the aggregate coverage of the insurance policy;  (ii) the limit of liability of the insurer will not exceed the greater of $50 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; and (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which will determine that the sums are reasonable considering our exposures, the scope of coverage and the market conditions and that the insurance policy reflects the current market conditions, and it will not materially affect our profitability, assets or liabilities.

Further, upon circumstances to be approved by the compensation committee (and, if required by law, by the board of directors), we will be entitled to enter into a "run off" insurance policy of up to seven years, with the same insurer or any other insurance, as follows: (i) the limit of liability of the insurer will not exceed the greater of $50 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; (ii) the annual premium will not exceed 300% of the last paid annual premium; and (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which shall determine that the sums are reasonable considering our exposures covered under such policy, the scope of cover and the market conditions, and that the insurance policy reflects the current market conditions and that it will not materially affect our profitability, assets or liabilities.

We may also extend the insurance policy in place to include cover for liability pursuant to a future public offering of securities as follows: (i) the additional premium for such extension of liability coverage will not exceed 50% of the last paid annual premium; and (ii) the insurance policy as well as the additional premium will be approved by the compensation committee (and if required by law, by the board of directors) which will determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the insurance policy reflects the current market conditions, and it does not materially affect our profitability, assets or liabilities.

In addition, we undertook to indemnify our officers and directors. On June 21, 2012, the shareholders at the annual general meeting approved an amended letter of indemnification to be given to our directors and officers. The aggregate indemnification amount that the Company can pay to all its officers and directors pursuant to these letters of indemnification will not exceed 25% of the Company’s shareholders’ equity, according to the most recent consolidated financial statement prior to the date of indemnification payment. Prior to that, we undertook to indemnify our officers and directors up to an aggregate amount of $10,000,000 or 25% of the Company’s shareholders equity, the higher of the two. Pursuant to our amended and restated compensation policy, we may indemnify our directors and officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the officer, as provided in the indemnity agreement between us and such individuals, all subject to applicable law and our articles of association. Our amended and restated compensation policy also provides that we may exempt our directors and officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis our company, to the fullest extent permitted by applicable law.

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

Item 8. Financial Information

8.A          Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements” in this annual report on Form 20-F and pages F-1 through F-30.

Legal Proceedings

From time to time, we or our subsidiaries may be a party to legal proceedings and claims in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows.

We are currently not involved in any significant legal proceedings.

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

Export Sales

Substantially all of our products are sold to customers located outside Israel and the US.

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

NASDAQ
	Price per share (US$)
	High	Low
Yearly highs and lows

2012	9.28	6.82
2013	10.31	7.68
2014	12.25	9.5
2015	13.34	9.43
2016	13.96	8.57
2017	31.88	13.04

Quarterly highs and lows

2015
First quarter	12.10	10.04
Second quarter	13.34	10.57
Third quarter	13.06	9.43
Fourth quarter	11.20	9.55
2016
First quarter	11.47	8.57
Second quarter	11.96	10.38
Third quarter	12.26	10.77
Fourth quarter	13.96	11.64
2017
First quarter	18.99	13.04
Second quarter	28.41	17.09
Third quarter	28.26	20.55
Fourth quarter	31.88	23.38
2018
First quarter (until February 15, 2018)	28.72	23.95

Monthly highs and lows

August 2017	25.47	20.55
September 2017	28.26	22.86
October 2017	31.69	27.55
November 2017	31.88	23.38
December 2017	27.71	25.52
January 2018	28.72	26.16
February 2018 (until February 15, 2018)	27.73	23.95

Tel Aviv Stock Exchange
	Price per share (NIS)
	High	Low
Yearly highs and lows

2012	36.58	26.04
2013	36.99	29.02
2014	42.55	33.99
2015	50.67	37.53
2016	53.86	34.10
2017	109.70	50.23

Quarterly highs and lows

2015
First quarter	48.50	39.77
Second quarter	50.67	40.93
Third quarter	48.96	37.66
Fourth quarter	43.89	37.53
2016
First quarter	43.41	34.10
Second quarter	45.80	38.61
Third quarter	46.95	41.35
Fourth quarter	53.86	43.60
2017
First quarter	69.25	50.23
Second quarter	99.88	63.67
Third quarter	95.98	76.79
Fourth quarter	109.70	89.84
2018
First quarter (until February 15, 2018)	98.80	89.50

Monthly highs and lows

August 2017	90.95	77.60
September 2017	95.98	81.57
October 2017	109.00	98.34
November 2017	109.70	91.00
December 2017	96.60	89.84
January 2018	98.80	89.50
February 2018 (until February 15, 2018)	96.66	82.50

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

Approval of Related Party Transaction; Corporate Borrowings. The Companies Law requires that office holders of a company, including directors and executive officers, promptly disclose to the board of directors any personal interest they may have and all related material information known to them about any existing or proposed transaction with such company. The approval of the board of directors is required for 'non-extraordinary' transactions between a company and its office holders, or between a company and other persons in which an office holder has a personal interest, unless such company's articles of association provide otherwise. Under the Companies Law, a 'non-extraordinary' transaction between a company or between the company and a third party in which an office holder of a company has a personal interest, will require the approval of the board of directors or a committee authorized by the board of directors, unless such company's articles of association provide otherwise. Our Amended Articles do not provide otherwise, and therefore such transaction requires the approval of our board of directors. If a transaction is an “extraordinary transaction”, it is subject to the approval of the audit committee prior to its approval by the board of directors. For information regarding the necessary approvals under the Companies Law for transactions with office holders and directors regarding their terms of engagement with the company, see “— Compensation of Officers and Directors” in this Item below.

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

Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors is comprised of annual compensation and a per meeting payment ranging as stated in the regulations. These amounts are adjusted once every year in accordance with the Israeli consumer price index. With regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is approximately NIS 148,575 per annum and approximately NIS 4,285 per meeting, as adjusted for changes in the Israeli CPI on a year basis. The approval of the shareholders of the company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. If the shareholder's approval is required, it has to be done in the same manner as the approval of transactions with office holders and directors regarding their terms of engagement with the company (see "— Compensation of Officers and Directors" in this Item below). The compensation of external directors may also be linked to the compensation of other directors, subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable does not fall below the lowest amount granted to any other director and does not exceed the average amount of stock granted to all other directors. The regulations also allow an increased compensation to external directors that are considered “expert external directors” under the terms set forth in said regulations.

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

According to the Amended Articles, the quorum required for an ordinary meeting of shareholders is at least two shareholders present in person or by proxy who together hold or represent in the aggregate more than one third (33.33%) of the voting power. A meeting adjourned for lack of a quorum is reconvened one day thereafter at the same time and place or to such other day, time and place as our board of directors may indicate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of members present in person or by proxy, regardless of the number of shares represented. The Companies Law and regulations determine that prior notice of no less than 21 days should be given to the company’s shareholders, prior to convening a meeting. In the event that the issue to be resolved is an issue subject to the Israeli proxy rules, a notice of no less than 35 days should be given to the company’s shareholders. In some cases, a prior notice of not less than 14 days may be given to the company’s shareholders.

Subject to anti-terror legislations, there are no limitations on the rights of non-resident or foreign owners to hold or vote ordinary shares imposed under Israeli law or under the Amended Articles.

Board of Directors. The Amended Articles provide that directors may be elected either at our annual general meeting or a special meeting of shareholders by a vote of the holders of more than 50% of the total number of votes represented at such meeting. In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors does not exceed the maximum number of directors permitted by the Amended Articles. Each of our directors (except our external directors) holds office until the next annual general meeting of shareholders. The Companies Law provides that a person, who is, directly or indirectly subordinated to the chief executive officer of a public company, may not serve as the chairman of its board of directors. In addition, neither the chief executive officer nor his relative is eligible to serve as chairman of the board of directors (and vice versa), unless such nomination was approved by a majority of the company’s shareholders for a term not exceeding three years, and either: (i) such majority included the majority of the voting shareholders (shares held by abstaining shareholders are not considered) which are not controlling shareholders and have not personal interest regarding the decision; or (ii) the aggregate number of shares voting against the proposal did not exceed 2% of company voting shareholders. The term can be extended for additional three-year terms, in the same manner.

The Companies Law provides that Israeli public companies must have at least two external directors, and any and all of such external directors are no longer required to be Israeli residents in case of a company listed on a foreign stock exchange (such as our Company). External directors may be elected at our annual general meeting or a special meeting of our shareholders in a number and manner stipulated by the Companies Law, i.e., for an initial term of three years, which may be extended for two  additional three-year terms (provided that the re-election for additional term was presented by the external director whose tenure is about to end or  by the board of directors or by one or more shareholders that own, in the aggregate, 1% or more of the Company's outstanding share capital), and thereafter for additional three-year terms, if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of the Company. The election and re-election of external directors, requires the affirmative vote of a majority of the shares and in addition either that (i) a majority of the shares held by shareholders who are not controlling shareholders or a have personal interest in the election (other than a personal interest unrelated to the controlling shareholders) attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders are not be considered) or (ii) the aggregate number of shares voting against the proposal held by such shareholders has not exceeded 2% of the company’s voting shareholders. External directors may be removed from office only under the following circumstances: (i) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the company and a resolution to remove such external director is made by the shareholders at a meeting at which such external director is granted a reasonable opportunity to express his position (such a resolution requires the same majority of votes that elected the external director); (ii) an external director ceases to meet the legal requirements for appointment as an external director or breaches his or her fiduciary duty to the Company and a court orders that such director be removed; or (iii) an external director is unable to perform his or her duties or is convicted of certain felonies and a court orders that such director be removed. An external director is qualified for nomination as an external director, only if he/she has either professional qualifications or accounting and financial expertise. At least one of the external directors must have accounting and financial expertise. However, a company whose shares are traded in certain exchanges outside of Israel, including The NASDAQ Global Select Market, such as our company, is not required to nominate at least one external director who has accounting and financial expertise, as long as another independent director for audit committee purposes who has such expertise serves on the board of directors pursuant to the applicable foreign securities laws. In such case all external directors will have professional qualification.

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

(2)	A holder of another academic degree or is otherwise a graduate of higher education in a major field of business of the company or in another field which is relevant to the role; and

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

Under the Companies Law, the majority of the members of the audit committee must be independent directors. A public company may classify a director as independent only if (i) the audit committee has determined that he or she is qualified to serve as an external director (with the exception that such director does not have to have professional qualifications or accounting and financial expertise in order to serve as an independent director), and (ii) he or she is not serving as a director in the company for more than consecutive nine years (only a period of two or more years, in which such person did not serve as a director in the company, will be deemed to discontinue the nine year sequence), provided that a company listed on NASDAQ, such as our company, may extend such nine year period by additional three-year periods in certain circumstances. In February 2018, our audit committee and board of directors acted accordingly and resolved to extend the classification of Mr. Avi Cohen as an independent director under the Companies Law. All of our board members are independent, in accordance with NASDAQ Listing Rules and the Companies Law.

Compensation of Officers and Directors. Under the Companies Law, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see “Item 6C. Board Practices –Board of Directors” Committees – Compensation Committee" in this annual report on Form 20-F.

Pursuant to the Companies Law, the compensation policy must be approved by the company's board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the "Majority Requirement"): (i) the majority should include at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions are not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments. In August 2016, our compensation committee and board of directors acted accordingly and adopted our amended and restated compensation plan despite our shareholders’ objection.

The Companies Law provides that the compensation policy must be re-approved (and re-considered) every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others (the “Compensation Policy Mandatory Criteria”): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person's position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of the employer cost of such person in relation to the employer cost of other employees of the company, and in particular, the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person's compensation and the other employees' compensation on the labor relations in the company; (iv) the authority, at the board of director's sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

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

A merger, the acquisition of a controlling stake or any transaction in which all or substantially all the assets of a company are de facto transferred to another company, may require the approval of the Israeli Commissioner of Restrictive Trade Practices, in the event that the aggregate annual sales volume in Israel of all the companies which are parties to such transaction in the year preceding the merger, exceeds NIS 150 million (approximately $43.26 million), adjusted annually to the Israeli consumer price index, and the annual sales volume in Israel of at least two of the companies which are parties to such transaction exceeds NIS 10 million each (approximately $2.88 million), and also if after the consummation of such transactions, the joint market, in Israel, or at any identified geographic part of Israel will be in excess of 50% with respect to such products and services.

10.C       Material Contracts

None.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% for the 2017 tax year (to be reduced to 23% in 2018 and thereafter).

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

 Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the “Investments Law”, provides that a capital investment in eligible facilities may, upon application to the Israeli Authority for Investments and Development of the Industry and Economy (the “Investment Center”), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

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

A company which qualifies as a foreign investment company (an “FIC”) will be eligible for a three-year extension of tax benefits following the expiration of the seven-year period referenced above. In addition, in the event that the level of foreign ownership in an Approved Enterprise reaches 49% or higher, the corporate tax rate applicable to income earned from the Approved Enterprise is reduced as follows:

% of Foreign Ownership	Tax Rate
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company owning an Approved Enterprise may elect to forgo its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of time of this exemption will depend on the geographic location of the Approved Enterprise within Israel and the type of the approved enterprise. After the exemption period lapses, the company subject to tax at a tax rate of 25% (or a lower rate in the case of FIC) for the remainder of the benefit period.

The Company has elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at referred above ranged between 10%-25%. Under the Investments Law, the transfer of funds from the Company to shareholders and other related parties may be deemed to be regarded as a dividend distribution for this purpose in certain circumstances. Dividends paid out of income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate), if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, which the company qualifies as a FIC, there is no such time limitation.

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

The duration of the tax benefits described herein is limited to the earlier of seven or ten years (depending on the geographic location of the Approved Enterprise within Israel) from the Commencement Year (as described below) or 12 years from the first day of the Year of Election (as described below). Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Benefited Enterprise, or the Year of Election, which is defined as the year in which a company requested to have the tax benefits apply to the Benefited Enterprise. The tax benefits granted to a Benefited Enterprise are determined, depending on the geographic location of the Benefited Enterprise within Israel, according to one of the following, which may be applicable to us:

(i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of a Benefited Enterprise. The company is required to withhold tax on such distribution at a rate of 15%% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate); or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income the Benefited Enterprise (the “Ireland Track”). The benefit period is for ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

[As a result of the 2005 Amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.

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

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014-2016	9%	16%
2017 onwards	7.5%	16%

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 20% (iii) non-Israeli residents - 20% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

The provisions of the 2011 Amendment do not apply to existing “Benefited Enterprises” or “Approved Enterprises”, which will continue to be entitled to the tax benefits under the Investments Law, as has been in effect prior to the 2011 Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the Israeli Tax Authority, not later than the date prescribed for the filing of the company’s annual tax return for the respective year. A company owning a Benefited Enterprise or Approved Enterprise which made such election by June 30, 2015, will be entitled to distribute income generated by the Approved/Benefited Enterprise to its Israeli corporate shareholders tax free.

Until the end of 2015, we did not utilize tax benefits related to Preferred Enterprises. Starting 2016, we started utilizing such benefits, with a related tax rate which could range 12% to 16%.

The New Technological Enterprise Incentives Regime—the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and became effective on January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The new incentives regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% of the company's turnover or exceeded NIS 75 million (approximately $21 million); and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employed in R&D; (b) a venture capital investment approximately equivalent to at least $2 million was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.8 million), in the tax year and in the preceding three years; or (d) growth in workforce by an average of 25% over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in the preceding three years.

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.8 billion).

Preferred Technological Enterprises will be subject to a corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $56 million), and the sale receives prior approval from IIA. Special Preferred Technological Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million (approximately $142 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

 We reviewed the criteria for the tax rate of a “Special Preferred Technological Enterprise” and concluded that we are entitled to the reduced tax rate under the “Preferred Technological Enterprises” tax incentive regime. We cannot asses at this stage the ITA position.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year (exclusive of income from certain defense loans) is generated from an “Industrial Enterprise” that it owns and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial manufacturing.

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

Taxation of the Company Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index (CPI) or, in certain circumstances, according to the change in the foreign currency exchange rate, between the date of purchase and the date of disposition.

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

The Real Gain derived by corporations will be generally subject to the ordinary corporate tax (24% in 2017, to be reduced to 23% in 2018 and thereafter).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 24% for corporations in 2017 (to be reduced to 23% in 2018 and thereafter) and a marginal tax rate of up to 50% in 2017 for individuals, including an excess tax for high earning individuals whose taxable income from Israeli sources exceeds a certain threshold (NIS 640,000 in 2017 and thereafter, as discussed below).

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

Either the purchaser, the stockbrokers or financial institution, through which payment to the seller is made, are obliged, subject to the above mentioned exemptions, to withhold Israeli tax at source from such payment. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident.

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

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter on annual income exceeding a certain threshold of ( NIS 640,000 for 2017 and thereafter (linked to the Israeli Consumer Price Index)), including, but not limited to income derived from dividends, interest and capital gains.

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

Distributions on the Ordinary Shares

We currently do not intend to distribute dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “[Israel Taxation] — Dividends” above. In general (and subject to the PFIC rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income to the extent the distribution does not exceed our current and/or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain income (long-term capital gain if the U.S. holder’s holding period exceeds one year), from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

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

Dividends paid by us generally will be foreign source, “passive income” for U.S. foreign tax credit purposes. U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received on the ordinary shares. The Code provides limitations on the amount of foreign tax credits that a U.S. holder may claim. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which these U.S. holders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether you would be entitled to this credit.

Under current law, certain distributions treated as dividends that are received by an individual U.S. holder from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC with respect to the U.S. holder for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year with respect to the U.S. holder are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year with respect to the U.S. holder will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below).

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

Passive Foreign Investment Companies

In general, a foreign (i.e., non-U.S.) corporation will be a PFIC for any taxable year in  which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (1) 75% or more of its gross income in the taxable year is “passive income,” or (2) assets held for the production of, or that produce, passive income comprise 50% or more of the average of its total asset value in the taxable year. For purpose of the income test, passive income generally includes dividends, interest, royalties, rents, annuities and net gains from the disposition of assets, which produce passive income. For purposes of the asset test, assets held for the production of passive income includes assets held for the production of, or that produce dividends, interest, royalties, rents, annuities, and other income  that are considered passive income for purposes of the income test. In determining whether we meet the asset test, cash is considered a passive asset and the total value of our assets generally will be treated as equal to the sum of the aggregate fair market value of our outstanding stock plus our liabilities. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The income test is conducted at the taxable year-end. The asset test is conducted on a quarterly basis and the quarterly results are then averaged together.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2017. For 2017, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2016. Nonetheless, there is a risk that we were a PFIC in 2017 or we will be a PFIC in 2018 or subsequent years. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2018 or a subsequent year. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

Medicare Tax on Net Investment Income

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. holder’s “net investment income” generally may include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares and the interaction of these rules with the rules applicable to income included as a result of the QEF election.

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

Impact of Currency Fluctuation

Because our results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily the NIS, the Euro and the Japanese Yen) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2017, the value of the U.S. dollar devaluated against the NIS by 9.8%, devaluated against the Yen by approximately 3.7% and devaluated against the Euro by approximately 12.3%. During the first six months of 2017 the value of the U.S. dollar devaluated against the NIS by approximately 9.1%, devaluated against the Yen by approximately 3.9% and devaluated against the Euro by 7.8%. During the last six months of 2017 the value of the U.S. dollar devaluated against the NIS by approximately 0.8%, revaluated against the Yen by approximately 0.3% and devaluated against the Euro by approximately 4.9%.

As of December 31, 2017, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2017, and are expected to continue to be affected by such currency fluctuations in 2018.

In 2014, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $59 million with settlement dates through 2015-2016, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $59 million. In accordance with ASC 815-10, we recorded in 2015 an increase of approximately $1.1 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2015, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currency, held at December 31, 2015, by approximately $0.75 million.

In 2015, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $60 million with settlement dates through 2016-2017, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $60 million. In accordance with ASC 815-10, we recorded in 2016 an increase of approximately $0.1 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2016, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currency, held at December 31, 2016, by approximately $0.8 million.

In 2017, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $140 million with settlement dates through 2017-2018, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $60 million. In accordance with ASC 815-10, we recorded in 2017 an increase of approximately $0.2 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2017, with all other variables held constant, would decrease the fair value of our net assets denominated in foreign currency, held at December 31, 2017, by approximately $0.8 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a)     Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on such review, our chief executive officer and chief financial officer have concluded that we have in place effective controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this evaluation, we used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2017.

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

Item 16C. Principal Accountant Fees and Services

During the last three fiscal years, Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors. The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer for all services, including audit services, for the years ended December 31, 2016 and 2017:

	2016	2017

Audit Fees	$250,000	$285,000
Tax Fees	-	$10,000
Other Fees	9,000	$2,500
Total	$259,000	$297,500

“Audit fees” are fees associated with the annual audit and reviews of the Company’s quarterly consolidated financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits. The audit fee includes fees associated with the audit of management assessment of internal control over financial reporting, annual tax returns and audit of reports to IIA.

 “Tax Fees”. We did not incur expenses for any tax advice services by Kost Forer Gabbay & Kasierer during the year ended December 31, 2016. The tax fees during the year ended December 31, 2017 include services related to Tax assessments.

“Other Fees” include services related to SEC regulation consulting, IIA application support and Europe funding reporting requirements.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, all audit, audit related and tax services must be specifically approved by the audit committee and certain other non-audit, non-audit related and non-tax services may be approved without consideration of specific case-by-case provided certain terms and procedures are met. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal years 2017 and 2016.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

None.

Item 16F. Change In Registrant’s Certifying Accountant

See ITEM 16F in our annual report on Form 20-F for the year ended December 31, 2015.

Item 16G. Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on The NASDAQ Global Select Market. However, on August 1, 2017, our board of directors resolved to adopt the 2017 Share Incentive Plan, in connection of which, we have elected to follow home country practice rules which do not require the approval of our shareholders for such action rather than the applicable NASDAQ shareholder approval requirement.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-31.

Item 19. Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of NOVA MEASURING INSTRUMENTS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments Ltd (the Company) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2015.
Tel-Aviv, Israel
February 28, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of NOVA MEASURING INSTRUMENTS LTD.

Opinion on Internal Control over Financial Reporting

We have audited Nova Measuring Instruments Ltd’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Nova Measuring Instruments Ltd (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017, and 2016, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, of the Company and our report dated February 28, 2018, expressed an unqualified opinion thereon

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements..

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
February 28, 2018

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 1 7	2 0 1 6
ASSETS
Current assets
Cash and cash equivalents	$27,697	$20,406
Short-term interest-bearing bank deposits	121,390	70,546
Trade accounts receivable, net of allowance for doubtful accounts of $94 and $90 at December 31, 2017 and 2016, respectively	40,949	42,626
Inventories (Note 4)	34,921	29,260
Other current assets	6,951	4,838
Total current assets	231,908	167,676

Non-Current assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets (Note 10)	1,957	3,020
Other long-term assets	362	230
Severance pay funds (Note 7)	1,503	1,425
Property and equipment, net (Note 5)	13,891	10,017
Intangible assets, net (Note 3)	12,800	15,361
Goodwill (Note 3)	20,114	20,114
Total non-current assets	51,377	50,917

TOTAL ASSETS	$283,285	$218,593

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$15,754	$16,501
Deferred revenues	10,334	4,072
Other current liabilities (Note 6)	26,038	18,461
Total current liabilities	52,126	39,034

Non-Current liabilities
Accrued severance pay (Note 7)	2,590	2,418
Deferred tax liabilities (Note 10)	-	1,094
Other long-term liability	1,833	1,330
Total non-current liabilities	4,423	4,842

Commitments and contingencies (Note 8)

TOTAL LIABILITIES	56,549	43,876

SHAREHOLDERS’ EQUITY (Note 9)
Ordinary shares, NIS 0.01 par value - authorized 40,000,000 shares at December 31, 2017 and 2016, 27,898,304 shares issued and outstanding at December 31, 2017 and 27,351,431 shares issued and outstanding at December 31, 2016	74	74
Additional paid-in capital	134,391	128,993
Accumulated other comprehensive income (loss)	112	(50)
Treasury shares	(11,965)	(11,965)
Retained earnings	104,124	57,665
Total shareholders’ equity	226,736	174,717

Total liabilities and shareholders’ equity	$283,285	$218,593

 The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Revenues:
Products	$174,343	$122,439	$111,178
Services	47,649	41,464	37,336
Total revenues	221,992	163,903	148,514

Cost of revenues:
Products	62,242	50,386	50,691
Services	28,563	25,362	20,743
Expense related to royalty buyout agreement with the Israel Innovation Authority (Note 8)	-	12,875	-
Total cost of revenues	90,805	88,623	71,434

Gross profit	131,187	75,280	77,080

Operating expenses:
Research and development expenses, net (Note 2N)	38,956	34,998	39,703
Sales and marketing expenses	24,554	21,523	15,967
General and administrative expenses	8,100	6,835	8,511
Amortization of intangible assets (Note 3)	1,758	1,758	1,318
Total operating expenses	73,368	65,114	65,499

Operating income	57,819	10,166	11,581

Financing income, net	2,276	1,216	643

Income before tax on income	60,095	11,382	12,224

Income tax expenses (benefit)	13,636	1,738	(3,501)

Net income for the year	$46,459	$9,644	$15,725

Earnings per share:
Basic	$1.68	$0.35	$0.58
Diluted	$1.63	$0.35	$0.57

Shares used in calculation of earnings per share:
Basic	27,696	27,175	27,185
Diluted	28,524	27,503	27,510

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Net income for the year	$46,459	$9,644	$15,725

Other comprehensive income (loss) ("OCI") related to:
Gain (loss) recognized in OCI (Note 13)	863	114	(142)
Change in unrealized gains (losses) on derivative contracts (Note 13)	(701)	(50)	1,205
Other comprehensive income (loss), net of tax	162	64	1,063

Total comprehensive income for the year	$46,621	$9,708	$16,788

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share amounts which are reflected in thousands)

						Accumulated
	Ordinary			Additional		Other			Total
	Shares			Paid-in		Comprehensive	Treasury	Retained	Shareholders’
	Number	Amount		Capital		Income (Loss)	Shares	Earnings	Equity

Balance as of January 1, 2015	27,137	73		118,985		(1,177)	(6,726)	32,427	143,582
Issuance of shares in connection with employee share-based plans	288	1		2,318					2,319
Issuance of shares upon exercise of options	33	(*	)	(*	)				(*	)
Stock based compensation				2,674					2,674
Share repurchase	(364)	(1)					(4,302)		(4,303)
Other comprehensive income						1,063			1,063
Net income for the year								15,725	15,725
Balance as of December 31, 2015	27,094	73		123,977		(114)	(11,028)	48,152	161,060

Issuance of shares in connection with employee share-based plans	268	1		2,150					2,151
Issuance of shares upon exercise of options	70	(*	)	(*	)				(*	)
Stock based compensation				2,735					2,735
Share repurchase	(81)	(*	)				(937)		(937)
Cumulative effect to stock based compensation from adoption of a new accounting standard (Note 2P)				131				(131)	-
Other comprehensive income						64			64
Net income for the year								9,644	9,644
Balance as of December 31, 2016	27,351	74		128,993		(50)	(11,965)	57,665	174,717

Issuance of shares in connection with employee share-based plans	459			2,619					2,619
Issuance of shares upon exercise of options	89	(*	)	(*	)
Stock based compensation				2,779					2,779
Other comprehensive income						162			162
Net income for the year								46,459	46,459
Balance as of December 31, 2017	27,898	74		134,391		112	(11,965)	104,124	226,736

(*)          Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Cash flows from operating activities:

Net income for the year	$46,459	$9,644	$15,725

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	3,618	4,049	4,597
Amortization of acquired intangible assets	2,561	2,545	5,023
Loss related to equipment	-	222	-
Stock-based compensation	2,779	2,735	2,674
Gain on securities	-	-	(10)
Change in deferred tax assets, net	(31)	633	(5,046)
Increase in accrued severance pay, net	94	38	70
Decrease (increase) in trade accounts receivables, net	1,677	(23,580)	(1,959)
Increase in inventories	(6,858)	(1,670)	(1,949)
Decrease (increase) in other current and long-term assets	(2,245)	(2,180)	370
Increase (decrease) in trade accounts payables	(747)	2,123	1,604
Increase in other current and long-term liabilities	8,242	3,037	3,329
Increase (decrease) in short term deferred revenues	6,262	(1,756)	1,361

Net cash provided by (used in) operating activities	61,811	(4,160)	25,789

Cash flows from investment activities:
Decrease (increase) in short-term interest-bearing bank deposits	(50,844)	(1,248)	37,991
Proceeds from short-term held for trading securities	-	-	2,005
Acquisition of subsidiary, net of acquired cash (Note 3)	-	-	(45,344)
Additions to property and equipment	(6,295)	(3,133)	(4,373)

Net cash used in investing activities	(57,139)	(4,381)	(9,721)

Cash flows from financing activities:
Purchases of treasury shares	-	(937)	(4,303)
Shares issued under employee share-based plans	2,619	2,151	2,319

Net cash provided by (used in) financing activities	2,619	1,214	(1,984)

Increase (decrease) in cash and cash equivalents	7,291	(7,327)	14,084
Cash and cash equivalents - beginning of year	20,406	27,733	13,649
Cash and cash equivalents - end of year	$27,697	$20,406	$27,733

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$8,158	$1,902	$83

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1          -            GENERAL

Business Description:

Nova Measuring Instruments Ltd. (the “Company”) was incorporated and commenced operations in 1993 in the design, development and production of process control systems, used in the manufacturing of semiconductors.

The Company continues research and development for the next generation of its products and additional applications for such products. The Company operates in one operating segment.

The Company has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, Taiwan, Korea and Germany. In 2016, a wholly owned subsidiary in the Netherlands was liquidated.

On April 2, 2015, the Company completed the acquisition of 100% shares of ReVera Inc. (hereinafter – ReVera) a privately-held U.S. company. On December 31,2017 ReVera, merged into its parent Company, Nova Measuring Instruments, Inc.

The ordinary shares of the Company are traded on The NASDAQ Global Market since April 2000 and on the Tel-Aviv Stock Exchange since June 2002.

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

Inventories are stated at the lower of cost or net realizable value. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.

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

As of December 31, 2017, and 2016 no impairment losses were identified.

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

For the year ended December 31, 2017 and for the year ended December 31, 2016 the Company performed an annual impairment analysis and no impairment losses have been identified.

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

Deferred revenues include amounts received from customers for which revenue has not yet been recognized.

For discussion regarding the implementation of Accounting Standards Standard ("ASC") No. 606, Revenue from Contracts with Customers, please refer Note 2W.

N.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Israeli Innovation Authority (“IIA”, formerly known as the Office of the Chief Scientist) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Royalty expenses are determined based on actual revenues and presented in cost of revenues. During 2016 the Company entered into a royalty buyout agreement with the Israel Innovation Authority (“IIA”) refer to note 8A for further details. Research and development grants recognized during the years ended December 31, 2017, 2016 and 2015 were $4,634, $4,261 and $1,237, respectively.

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2          -            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Income Taxes (Cont.)

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

ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, requires a reporting entity to classify all deferred tax assets and liabilities as noncurrent in a classified balance sheet.

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

Stock Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2 0 1 7	2 0 1 6	2 0 1 5
Risk-free interest rate	1.81%	1.08%	1.41%
Expected life of options	4.70 years	4.62 years	4.62 years
Expected volatility	28.01%	28.41%	35.67%
Expected dividend yield	0%	0%	0%

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

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period, net of treasury shares. Diluted earnings per share reflect the potential dilutive effect of all convertible securities. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options amounted to 275,594 in 2017, 1,134,971 in 2016 and 946,829 in 2015.

Basic earnings per share in 2017, 2016 and 2015 were $1.68, $0.35 and $0.58 respectively. Diluted earnings per share in 2017, 2016 and 2015 were $1.63, $0.35 and $0.57 respectively.

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

In 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Standard ("ASC") No. 606, Revenue from Contracts with Customers. The standard provides companies with a single model for accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. In 2016, the FASB issued four amendments to the ASU. The standard is effective for public companies for annual periods beginning after December 15, 2017. The Company will adopt this ASU effective January 1, 2018 and elected a modified retrospective transition method to be applied to completed and incomplete contracts as of adoption date.

To address the significant implementation requirements of the accounting standard update, the Company has established a revenue project assessment team for the implementation of the standard and examination of the relevant business processes, controls, and systems, including a review of all significant revenue arrangements to identify any differences in the timing, measurement, presentation of revenue recognition including new disclosure requirements. The Company has completed its assessment and believes that there is no significant impact that the implementation of this new standard will have on its consolidated financial statements. However, the Company anticipates that the additional disclosure requirements will represent a significant change to its current practices.

In March 2016, the FASB issued ASU 2016-05, “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”, which clarifies that a change in the counter party to a derivative instrument designated as a hedging instrument does not require de-designation of that hedging relationship, provided that all other hedge accounting criteria are met. The new guidance is effective for fiscal years beginning after December 15, 2016. The Company adopted this new guidance in 2017. The new guidance does not have a significant effect on the Company 2017 consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, leases (topic 842), guidance on accounting for leases which requires lessees to recognize most leases on their balance sheets for the rights and obligations created by those leases. The guidance requires enhanced disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases that will be effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company expects to adopt the requirements of the new standard effective January 1, 2019. The guidance requires the use of a modified retrospective approach.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2          -            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	New Accounting Pronouncements (Cont.)

The Company is currently evaluating its lease portfolio to evaluate the adoption impact of this standard on its consolidated financial position, results of operations, and related notes to financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. Under the new standard, goodwill impairment would be measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill. This ASU eliminates existing guidance that requires an entity to determine goodwill impairment by calculating the implied fair value of goodwill by hypothetically assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination.

The guidance is effective for fiscal years beginning after December 15, 2019 with early adoption permitted. The Company is currently evaluating whether to early adopt the new guidance and the impact of this amendment on its consolidated financial position, results of operations, and related notes to financial statements.

In August 2017, the FASB issued ASU 2017-12, derivatives and hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, amendments to hedge accounting guidance. These amendments are intended to better align a Company’s risk management strategies and financial reporting for hedging relationships. Under the new guidance, more hedging strategies will be eligible for hedge accounting and the application of hedge accounting is simplified. In addition, the new guidance amends presentation and disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted, including the interim periods within those years. The guidance requires the use of a modified retrospective approach. The Company is currently evaluating whether to early adopt the new guidance and the impact of this amendment on its consolidated financial position, results of operations, and related notes to financial statements.

In January 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company is currently evaluating whether to early adopt this standard and the potential effect on its consolidated financial statements.

In January 2018, the FASB released guidance on the accounting for tax on the GILTI provisions of the TCJA. The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The guidance indicates that either (i) accounting for deferred taxes related to GILTI inclusions, or (ii) to treat any taxes on GILTI inclusions as period cost, are both acceptable methods subject to an accounting policy election. In accordance with SEC Staff Accounting Bulletin No. 118, and as the Company is not yet able to reasonably estimate the effect of the GILTI tax, as described in note 9 of the consolidated financial statements, the Company has not yet adopted an accounting policy with respect to the GILTI tax.

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

The Company allocated the total consideration to ReVera's tangible and intangible assets and liabilities based on their estimated fair values as of the acquisition date and allocated the remaining amount to goodwill. The allocation is as follows:

Cash and cash equivalents	$1,158
Net assets excluding cash and cash equivalents	7,991
Deferred tax current assets	563
Deferred tax long-term assets	3,753
Intangible assets	22,929
Goodwill	20,114
Deferred revenues, net	(1,409)
Deferred tax current liabilities	(2,122)
Deferred tax long-term liabilities	(6,477)
Total purchases price	$46,500

The valuation of intangible assets was as follows:

	As of December 31,
	2 0 1 7	2 0 1 6
Original amount:
Technology	$12,305	$12,305
Customer relationships	5,191	5,191
Backlog	3,506	3,506
IPR&D	1,927	1,927
	22,929	22,929

Accumulated amortization:
Technology	4,834	3,076
Customer relationships	1,789	986
Backlog	3,506	3,506
IPR&D	-	-
	10,129	7,568
Net book value	$12,800	$15,361

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3 -                     ACQUISITION OF REVERA INC. (Cont.)

Annual amortization expenses are expected as follows:

Year ending December 31,
2018	$2,614
2019	2,625
2020	2,503
2021 and thereafter	5,058
$12,800

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

NOTE 4          -            INVENTORIES

A.	Composition:

	As of December 31,
	2 0 1 7	2 0 1 6

Raw materials	$10,634	$9,596
Work in process	15,507	12,205
Finished goods	8,780	7,459
	$34,921	$29,260

B.	In the years ended December 31, 2017, 2016 and 2015, the Company wrote-off inventories in a total amount of $3,418, $4,038 and $2,551, respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5          -            PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2 0 1 7	2 0 1 6
Cost:
Electronic equipment	$29,793	$26,234
Office furniture and equipment	1,980	1,731
Leasehold improvements	10,947	7,274
	$42,720	$35,239

Accumulated depreciation:
Electronic equipment	22,740	19,925
Office furniture and equipment	1,428	1,363
Leasehold improvements	4,661	3,934
	28,829	25,222
Net book value	$13,891	$10,017

Depreciation expenses amounted to $3,618, $4,049 and $4,597 for the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 6          -            OTHER CURRENT LIABILITIES

A.         Consists of:
	As of December 31,
	2 0 1 7	2 0 1 6

Accrued salaries and fringe benefits	$13,522	$10,612
Accrued warranty costs (See B below)	5,055	4,358
Governmental institutions	7,215	2,947
Other	246	544
	$26,038	$18,461

B.        Accrued Warranty Costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2017 and 2016:

	As of December 31,
	2 0 1 7	2 0 1 6

Balance as of beginning of year	$4,358	$3,883
Services provided under warranty	(6,189)	(4,168)
Changes in provision	6,886	4,643
Balance as of end of year	$5,055	$4,358

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7          -            LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Severance pay expenses for the years ended December 31, 2017, 2016 and 2015, amounted to $168, $120 and $94, respectively (not including the Company’s contributions to severance pay under section 14).

NOTE 8          -            COMMITMENTS AND CONTINGENCIES

A.
Under the research and development agreements of the Company with the IIA and pursuant to applicable laws, the Company has undertaken to pay royalties at the rate of 3.5%-5% (2015 onwards-5%) on sales of products developed with funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar plus interest on the unpaid amount received based on the 12-month LIBOR rate (from the year the grant was approved) applicable to dollar deposits. Refund of the grants thereon is contingent on future sales and the Company has no obligation to refund grants if sufficient sales are not generated. The Company ceased its participation in royalty bearing programs in December 2014.

In August 2016, the Company entered into a royalty buyout agreement ("the Agreement”) with the IIA. As part of the Agreement the Company paid $12,875 to the IIA in September 2016. The contingent net royalty liability to the IIA at the time of the settlement was $24,340, this obligation included different annual interest rates ranging up to 5%. As a result of this payment, the Company does not except to pay in the future royalty payments on the previous funds received from the IIA.

Royalty expense amounted to $13,511 ($12,875 related to the Agreement), and $1,255 for the years 2016 and 2015, respectively.

B.	The Company rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2026. The minimum rental payments are as follows:

Year
2018	2,569
2019	2,455
2020	2,044
2021	1,706
2022	1,674
Total	$10,448

Rental expense for the facilities amounted to $2,172, $2,139 and $1,781 for the year 2017, 2016 and 2015, respectively. In connection with the Company's facilities lease agreement in Israel, the lessor has a lien of approximately $750 on certain bank deposits as of December 31, 2017. These deposits are included in long-term interest-bearing bank deposits.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8          -            COMMITMENTS AND CONTINGENCIES (Cont.)

C.
The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2018-2020. As of December 31, 2017, non-cancelable purchase obligations were approximately $31,134.

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

The Company has completed the program in May 2016.

C.	Equity Based Incentive Plans:

The Company’s Board of directors approves, from time to time, equity based incentive plans, the last of which was approved in August 2017. Equity based incentive plans include stock options, restricted stock units and restricted stock awards to employees, officers and directors.

Stock Options

The following table summarizes the effects of stock-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Cost of Revenues:
Service	370	342	373
Product	269	218	203
Research and Development expenses	1,055	983	1,085
Sales and Marketing expenses	621	884	744
General and Administration expenses	464	308	269
Total	$2,779	$2,735	$2,674

Stock options vest over four years and their term may not exceed 10 years. During the period commencing January 1, 2016 and ending July 31, 2017, the exercise price of each option was the average market price of the underlying share during the period of 30 trade days preceding the date of each grant. Commencing August 1, 2017, the exercise price is the market price.

Through December 31, 2017, 12,086,094 share options have been issued under the plans, of which 5,836,430 options have been exercised, 4,832,473 options have been cancelled, and 540,978 options were exercisable as of December 31, 2017.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)
NOTE 9          -            SHAREHOLDERS’ EQUITY (Cont.)

C.	Equity Based Incentive Plans (Cont.):

The weighted average fair value (in dollars) of the options granted during 2017, 2016 and 2015, according to Black-Scholes option-pricing model, amounted to $6.64, $2.89 and $3.76 per option, respectively. Fair value was determined on the basis of the price of the Company’s share.

Summary of the status of the Company’s share option plans as of December 31, 2017, 2016 and 2015, as well as changes during each of the years then ended, is presented below:

	2 0 1 7		2 0 1 6		2 0 1 5
	Share	Weighted Average Exercise	Share	Weighted Average Exercise	Share	Weighted Average Exercise
	Options	Price	Options	Price	Options	Price
Outstanding - beginning of year	1,778,865	10.52	1,757,170	9.95	1,534,642	8.90
Granted	290,597	25.90	434,571	11.36	625,959	11.67
Exercised	458,801	9.14	268,022	8.15	287,928	8.06
Expired and forfeited	193,470	11.18	144,854	8.58	115,503	10.01
Outstanding - year end	1,417,191	14.02	1,778,865	10.52	1,757,170	9.95

Vested and expected to vest at year-end	1,417,191	14.02	1,778,865	10.52	1,757,170	9.95
Options exercisable at year-end	540,978	10.65	746,732	9.51	689,369	8.66

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

The total intrinsic value of options outstanding as of December 31, 2017 and 2016 was $4,699 and $4,703, respectively. The total intrinsic value of options exercisable as of December 31, 2017 and 2016 was $ 8,254 and $2,699, respectively. The total intrinsic value of options exercised during the years 2017, 2016 and 2015 was $5,170, $1,342 and $505, respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9          -            SHAREHOLDERS’ EQUITY (Cont.)

C.	Equity Based Incentive Plans (Cont.):

The following table summarizes information about share options outstanding as of December 31, 2017:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)
0.93-3.00	7,840	1.03	1.21	7,868	1.20
3.01-7.00	15,500	1.89	5.07	15,500	5.07
7.01-8.00	25,999	1.57	7.82	25,999	7.82
8.01-9.00	75,686	2.63	8.75	75,686	8.75
9.01-10.00	22,489	2.26	9.06	21,738	9.04
10.01-20.00	994,083	4.66	11.49	385,327	11.40
20.01-31.26	275,594	6.62	26.45	8,860	25.04
	1,417,191			540,978

Unrecognized Compensation Expense

As of December 31, 2017, there was $2,179 of total unrecognized compensation cost related to non-vested employee options and $3,397 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's common stock on a one-for-one basis and vest 25% on each of the first, second, third and fourth anniversaries of the grant date and are not entitled to dividends or voting rights, if any, until they are vested.

The fair value of the such RSU grants is being recognized on a straight-line basis over vesting period. Performance based RSU grants vest over a period of 3 years and are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

As of December 31, 2017, 887,083 RSU’s had been issued, 536,158 RSU’s had been vested, 58,450 had been cancelled. As of December 31, 2016, 762,237 RSU’s had been issued, 447,095 RSU’s had been vested, 36,822 had been cancelled.  As of December 31, 2015, 644,094 RSU’s had been issued, 376,623 RSU’s had been vested, 14,682 had been cancelled.

The number of RSU’s issued in 2017, 2016 and 2015 was 124,846, 118,143 and 192,447, respectively. The weighted average fair values at grant date of RSU’s granted for the years ended December 31, 2017, 2016 and 2015 were $26.10, $11.53 and $11.51, respectively. The total intrinsic value of RSU’s vested during the years 2017, 2016 and 2015 was $989, $927 and $322, respectively.

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

D.         The New Technological Enterprise Incentives Regime—Amendment 73 to the Investment Law

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the 2017 Amendment") was published. According to the 2017 Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Any dividends distributed deriving from income from the preferred technological enterprises or special preferred technological enterprise will be subject to tax at a rate of 20%. The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a foreign corporate shareholder, would be subject to tax at a rate of 4% (if the amount of foreign investors exceeds 90%).

The Israeli subsidiary is entitled to the above mentioned preferred technological enterprise benefits and will be subject to tax at a rate of 12% on profits deriving from intellectual property or 7.5% in development area A, under the 2017 Amendment.

 The 2017 Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that were issued by the Ministry of Finance.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10          -          INCOME TAXES (Cont.)

D.         The New Technological Enterprise Incentives Regime—Amendment 73 to the Investment Law (Cont.):

The new tax tracks under the 2017 Amendment are as follows:

According to the 2017 Amendment, preferred technological enterprise is an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Investment Law, which is located in the center of Israel will be subject to tax at a rate of 12%
on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Special preferred technological enterprise is an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location.

The Company has examined the criteria for qualifying to a “Special Preferred Technological Enterprise,” status and concluded that it is entitled to this status. The Company implemented the new incentives in its 2017 tax calculation.

Income not eligible for Preferred Enterprise benefits is taxed at a regular rate, which was 25% in 2016. Starting January 2017, the regular tax rate in Israel was reduced to 24% and is expected to be further reduced to 23% commencing in 2018.

E.	The Tax Cuts and Jobs Act, 2017:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (“Tax Act”) that instituted fundamental changes to the taxation of multinational corporations. The Tax Act includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. Furthermore, as part of the transition to the new tax system, a one-time transition tax is imposed on a U.S. shareholder’s historical undistributed earnings of foreign affiliates. Although the Tax Act is generally effective January 1, 2018, US GAAP requires recognition of the tax effects of new legislation during the reporting period that includes the enactment date, which was December 22, 2017.

As a result of the impacts of the Tax Act, the SEC provided guidance that allows the Company to record provisional amounts for those impacts, with the requirement that the accounting be completed in a period not to exceed one year from the date of enactment. As of December 31, 2017, the Company has not completed the accounting for the tax effects of the Tax Act. Therefore, the Company have recorded provisional amounts for the effects of the Tax Act. The primary impacts of the Tax Act relate to the re-measurement of deferred tax assets and liabilities resulting from the change in the corporate tax rate (“Corporate Tax Rate Change”).

Corporate Tax Rate Change - For the year ended December 31, 2017, we recorded a tax benefit of approximately $837 due to the decrease in the Federal corporate tax rate from 35% to 21%.

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

F.         Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiary deferred tax assets are as follows:

	As of December 31,
	2 0 1 7	2 0 1 6

Net operating loss carry-forwards	$2,042	$3,929
Tax credits carryforward	4,852	*4,427
Temporary differences relating to reserve and allowances	2,602	*4,484
Intangible assets	(2,714)	(5,760)
	6,782	7,080
Valuation Allowance, net of uncertain tax positions	(4,825)	(5,154)
Deferred tax asset, net	$1,957	$1,926

*Reclassified

The Company's U.S. subsidiaries have carry-forward tax losses of approximately $6,125 to offset against future U.S. federal taxable income. The carry-forward tax losses are expected to be fully utilized by 2024.

Israel:
	As of December 31,
	2 0 1 7	2 0 1 6

Long-term deferred tax assets	$1,444	$3,020
	$1,444	$3,020

International:

	As of December 31,
	2 0 1 7	2 0 1 6

Long-term deferred tax assets	$5,338	-
Long-term deferred tax liabilities	-	(1,094)
	$5,338	$(1,094)

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss and tax credits carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

 The adjustment is made by related uncertain tax positions provision and a valuation allowance.

In 2016, the Company early adopted ASU 2015-17, that requires the presentation of all deferred tax assets and liabilities as non-current, in addition, that requires the offsetting of deferred tax assets and liabilities (mainly related to intangible assets) of a tax-paying component of an entity.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10          -          INCOME TAXES (Cont.)

G.	Israel and International Components of Income before Taxes:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Israel	$51,558	$14,021	$15,377
International (mainly US)	8,537	(2,639)	(3,153)
	$60,095	$11,382	$12,224

H.	Israel and International Components of Income Taxes:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Israel	$12,043	$2,615	$(2,413)
International (mainly US)	1,593	(877)	(1,088)
	$13,636	$1,738	$(3,501)

Current	$13,584	$1,105	$1,545
Deferred	52	633	(5,046)
	$13,636	$1,738	$(3,501)

I.          Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Net income before taxes	$60,095	$11,382	$12,224
Statutory tax expenses	7,674	1,821	3,239
Effect of non-benefited income New Technological or Approved or Preferred Enterprises statuses in Israel	181	136	(7,807)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – net	1,451	588	1,377
Different tax rates of deferred taxes	(226)	(104)	-
Effect of foreign operations taxed at various rates	1,888	(657)	(530)
Tax credits	(1,650)
Adjustments for previous years tax	4,174	(135)	-
Other	144	*89	*220
	5,962	(83)	(6,740)
Actual tax expense (benefit)	$13,636	$1,738	$(3,501)

*Reclassified

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10          -          INCOME TAXES (Cont.)

J.	Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2017 due primarily to effect of New Technological Enterprise status and in 2016 Preferred Enterprise status and 2015 due primarily to effect of Approved Enterprise status.

K.	Tax Assessments:

In 2017 the Company has received final tax assessments for the years 2012-2015 from the Israeli Tax Authorities. The net effect of the tax assessment in the amount of $3,553 is included in the Company’s statement of operations, as well as $355 of interest related to this assessment. Additionally, two other subsidiaries received final tax assessments through tax year 2012. The other subsidiaries did not receive final tax assessments since their incorporation.

L.	Undistributed earnings of foreign subsidiaries:

We consider the earnings of certain subsidiaries to be indefinitely invested outside the Israel on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and the Company’s specific plans for reinvestment of those subsidiary earnings. We have not recorded a deferred tax liability of approximately $1,073 related to the Israel income taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside the Israel. Should we decide to repatriate the foreign earnings, we would need to adjust the Company’s income tax provision in the period we determined that the earnings will no longer be indefinitely invested outside the Israel.

M.	Uncertain Tax Positions:

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 1 7	2 0 1 6

Balance at the beginning of the year	$1,333	$1,165
Increase (decrease) related to settlements with tax authorities, net	(1,142)	37
Increase related to unutilized tax credits	*4,825	-
Increase related to current year tax positions	1,516	131
Balance at the end of the year	$6,532	$1,333

*The amount was offset against the deferred tax asset

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10          -          INCOME TAXES (Cont.)

N.        Income from Other Sources in Israel:

Income not eligible for benefits under the New Technological Enterprise Laws mentioned in ”D” above are taxed at the corporate tax rate of 24% in 2017, 25% in 2016 and 26.5% in 2015, respectively.  Effective January 1, 2018 the tax rate will be 23%.

NOTE 11          -          GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	%	%	%

Taiwan, R.O.C.	31	45	44
USA	17	9	14
Korea	28	16	19
China	16	19	6
Other	8	11	17
Total	100	100	100

                                   Revenues are attributed to countries based on the geographic location of the customer.

         B.         Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5
	%	%	%

Customer A	23	34	31
Customer B	22	11	14
Customer C	14	11	8
Customer D	8	11	9
Customer E	8	10	1

C.	Assets by Location:

Substantially all fixed assets are located in Israel.

NOTE 12          -          TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2017 amounted to $350 (2016 - $267, 2015 - $266). The number of stock options granted to directors in 2017 amounted to 70,000.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 13          -          FINANCIAL INSTRUMENTS

A.	Hedging Activities:

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll expense) and forecast transactions which are expected to be denominated in New Israeli Shekel ("NIS"). The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2017 and December 31, 2016 were $54,341, and $54,789 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2017 and December 31, 2016 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
Derivatives designated as hedging instruments in cash flow hedge	$138	$-	$-	$58

The impact of derivative instrument on total operating expenses in the year ended December 31, 2017, 2016 and 2015 was:

	Year ended December 31,
	2 0 1 7	2 0 1 6	2 0 1 5

Gain (loss) on derivative instruments	$701	$50	$(1,205)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Eitan Oppenhaim
Eitan Oppenhaim
President and Chief Executive Officer

Date:  February 28, 2018

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
4.3
2017 Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158)).

4.4
A form of amended Indemnification Letter Agreement between the Company and its present and future directors and officers (incorporated by reference to Appendix B to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2012).

4.5
Summary of lease agreement dated May 28, 2000, as amended and supplemented on August 21, 2000, February 20, 2003, November 1, 2005, May 7, 2007, October 30, 2010, May 15, 2011, June 15, 2012, July 5, 2012, February 28, 2013, December 31, 2014, October 1, 2015 and May 25, 2016 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2017).

4.6
Compensation Policy for Executive Officers and Directors (incorporated by reference to Appendix A to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on May 26, 2016).

8.1	List of Subsidiaries (filed herewith).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Kost Forer Gabbay & Kasierer (filed herewith).
101	Financial information from Nova Measuring Instruments Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language).