Form 20-F
period 2018-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2019-02-28
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,917,505 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2018.

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

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to our anticipated sales, revenues and expenses in 2018, our expectations with respect to our business and operations and our ability to gain market share are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions and factors related to the conditions of the global markets and the global economy. Various other factors that could cause our actual results to differ materially are set forth in “Item 3D. Risk Factors” in this annual report on Form 20-F and elsewhere herein.

- ii -

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.          Selected Financial Data

   The following selected consolidated financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and December 31, 2014 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2014	2015	2016	2017	2018
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$120,618	$148,514	$163,903	$221,992	$251,134
Cost of revenues	57,005	71,434	88,623	90,805	105,900
Gross profit	63,613	77,080	75,280	131,187	145,234
Operating expenses:
Research and development expenses, net	29,498	39,703	34,998	38,956	45,451
Sales and marketing expenses	12,747	15,967	21,523	24,554	28,847
General and administrative expenses	4,457	8,511	6,835	8,100	8,735
Amortization of intangible assets		1,318	1,758	1,758	1,759
Total operating expenses	46,702	65,499	65,114	73,368	84,792
Operating profit	16,911	11,581	10,166	57,819	60,442
Financing income, net	563	643	1,216	2,276	2,984
Income before income taxes	17,474	12,224	11,382	60,095	63,426
Income taxes expenses (benefit)	(1,178)	(3,501)	1,738	13,636	9,051
Net income for the year	$18,652	$15,725	$9,644	$46,459	$54,375

Earnings per share:
Basic	$0.68	$0.58	$0.35	$1.68	$1.94
Diluted	$0.67	$0.57	$0.35	$1.63	$1.89
Shares used in calculation of net earnings per share:
Basic	27,447	27,185	27,175	27,696	28,022
Diluted	27,807	27,510	27,503	28,524	28,765

	December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$130,480	$112,819	$128,872	$179,782	$233,499
Total assets	173,279	207,269	218,593	283,285	333,430
Capital stock (including additional paid-in capital)	119,058	113,022	117,102	122,500	122,386
Shareholders’ equity	143,582	161,060	174,717	226,736	280,740

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

The semiconductor capital equipment market and industries, which are cyclical, experienced a steep downturns and upturns between the years 2008 and 2018. In recent years, we have seen a more stable overall capital investment patterns, yet we cannot predict the length and strength of potential future downturns or expansions.

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

Our global operations are linked by information systems, including telecommunications, the internet, our corporate intranet, network communications, email and various computer hardware and software applications. In light of information technology security threats, we have implemented network security measures and engaged the services of a cybersecurity consulting firm to conduct an information security risk assessment review which was reviewed and discussed by our audit committee and board of directors.   In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data.

Although we have invested in measures to reduce these risks, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. We have experienced and expect to continue to experience actual or attempted cyberattacks of our IT networks. Although none of these actual or attempted cyberattacks has had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. As such, our tools and servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems and tools located at our facility or at customer sites, or could be subject to system failures or malfunctions for other reasons. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data or customer data. Cybersecurity attacks could also include attacks targeting the security, integrity and/or reliability of the hardware and software installed in our products. System failures or malfunctioning could disrupt our operations and our ability to timely and accurately process and report key components of our financial results. Further, the regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In May 2016, the European Union adopted the General Data Protection Regulation (“GDPR”), fully enforceable as of May 25, 2018, that impose more stringent data protection requirements and provides for greater penalties for noncompliance. We may be required to incur significant costs to comply with privacy and data security laws, rules and regulations, including the GDPR. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

We may incorporate open source technology in some of our software and products, which may expose us to liability and have a material impact on our product development and sales.

Some of our software and products utilize open source technologies. These technologies may be subject to certain open source licenses, including but not limited to the General Public License, which, when used or integrated in particular manners, impose certain requirements on the subsequent use of such technologies, and pose a potential risk to proprietary nature of products. In the event that we have or will in the future, use or integrate software that is subject to such open source licenses into or in connection with our products in such ways that will trigger certain requirements of these open source licenses, we may (i) be required to include certain notices and abide by other requirements in the absence of which we may be found in breach of the copyrights owned by the creators of such open source technologies; and/or (ii) be required to disclose our own source code or parts thereof to the public, which could enable our competitors to eliminate some or any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products, and the failure to abide by license requirement resulting in copyright infringement, could materially adversely affect our competitive position and impact our business results of operations and financial condition.

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

Since the year 2009, we have been able to demonstrate continued profitability, yet since our inception in 1993, we have had several years of losses and we may incur net losses in future years as well. We plan to increase our aggregate operating expenses in 2019 relative to 2018. However, our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover the increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown.

Our dependence on a single manufacturing facility per product line magnifies the risk of an interruption in our production capabilities.

We have one manufacturing facility for our Optical CD product lines, which is located in Weizman Science Park, Ness-Ziona-Rehovot, Israel, and one manufacturing facility for our XPS product line, which is located in Santa Clara, CA, US (the "Manufacturing Facilities"). These Manufacturing Facilities include special clean room environments and manufacturing jigs, which are customized to our needs. In addition, most of our on-going inventories, including our main warehouse and work in process, are located in these Manufacturing Facilities. Although we adopted a disaster recovery plan, any event affecting any of our Manufacturing Facilities, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

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

We believe that the semiconductor capital equipment market is undergoing consolidation over the last few years. For example, in 2011, Nanometrics acquired Nanda Technologies and in 2015, we have acquired ReVera Inc. In addition, in the past years a major consolidation has occurred in the process equipment manufacturers segment, such as Applied Materials Inc., acquiring Varian Semiconductor Equipment Associates in 2011; Lam Research Corporation acquiring Novellus Systems Inc. in 2016 and Coventor in 2017; Thermo Fisher Scientific Inc. acquired FEI Company, Inc. in 2016;  ASML Holdings N.V. acquired Hermes Microvision Inc. in 2016; and KLA Tencor Corporation. acquired Orbotech Ltd. in 2019. We believe that similar acquisitions and business combinations involving our competitors, our customers and the PEMs may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer services, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and/or customers could jeopardize our competitive position.

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

If we are unable to successfully complete our future acquisitions or to effectively complete the integration of our future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. Further, in certain cases, mergers and acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business.

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

Although we have not incurred in the past material penalties for consequential or liquidated damages, we may incur such penalties in the future. Such penalties for consequential or liquidated damages may be significant (and so is the legal process conducted in connection with such penalties) and could negatively affect our financial condition or results of operations.

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

As of December 31, 2018, we have been granted more than 150 U.S. patents and have about 40 U.S. patent applications pending including U.S. provisional patent applications. In addition, we have been granted about 90 non-U.S. patents and more than 105 non-U.S. patent applications pending.

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

Additionally, as part of our long-term technological collaboration, we are engaged with joint development activities with some of our strategic customers and vendors as well as with research institutes. These activities impose some limitations on the joint intellectual property developed as part of these programs.

Furthermore, we may be required to institute legal proceedings to protect our intellectual property. If such legal proceedings are resolved adversely to us, our competitive position and/or results of operations could be harmed. For additional information on our intellectual property, see “Item 4B. Business Overview — Intellectual Property” in this annual report on Form 20-F.

There has been significant litigation involving intellectual property rights in the semiconductor and related industries, and similar litigation involving Nova could force us to divert resources to defend against such litigation or deter our customers from purchasing our systems.

We have been, and may in the future be, notified of allegations that we may be infringing intellectual property rights possessed by others. In addition, we may be required to commence legal proceedings against third parties, which may be infringing our intellectual property, in order to defend our intellectual property. In the future, protracted litigation and expense may be incurred to defend ourselves against alleged infringement of third-party rights or to defend our intellectual property against infringement by third parties. Adverse determinations in that type of litigation could:

•	result in our loss of proprietary rights;

•	subject us to significant liabilities, including triple damages in some instances;

•	require us to seek licenses from third parties, which licenses may not be available on reasonable terms or at all; or

•	prevent us from selling our products.

Any litigation of this type, even if we are ultimately successful, could result in substantial cost and diversion of time and effort by our management, which by itself could have a negative impact on our profit margin, available funds, competitive position and ability to develop and market new and existing products. For additional information on our intellectual property, see “Item 4B. Business Overview — Intellectual Property” in this annual report on Form 20-F.

We depend on a limited number of suppliers, and in some cases a sole supplier. Any disruption or termination of these supply channels may adversely affect our ability to manufacture our products and to deliver them to our customers.

We purchase components, subassemblies and services from a limited number of suppliers and occasionally from a single or a sole source. Disruption or termination of these sources could occur (due to several factors, including, but not limited to, bankruptcy, work stoppages, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters), and these disruptions could have at least a temporary adverse effect on our operations. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business.

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

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the work being carried out by the OECD on base erosion and profit shifting as a response to increasing globalization of trade could result in changes in tax treaties or the introduction of new legislation that could impose an additional tax on businesses. As a result of changes to laws or interpretations, our tax positions could be challenged, and our income tax expenses could increase in the future.

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

Our principal customers are located in Taiwan, South Korea, China, the United States and Germany, and we produce our products in Israel and the United States. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth including:

•
instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets;

•	intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars and acts of terrorism or war; and

•
interruptions to the Company’s business with its largest customers, distributors and suppliers resulting from but not limited to, strikes, and financial instabilities. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

In addition, effective October 30, 2018, the U.S. Department of Commerce has taken action to restrict exports to Fujian Jinhua Integrated Circuit Company, Ltd. (Jinhua) by adding them to the Entity List (Supplement No. 4 to Part 744 of the Export Administration Regulations (EAR), claiming that Jinhua poses a significant risk of becoming involved in activities that are contrary to the national security interests of the United States. On November 1, 2018, a federal grand jury indicted JHICC, along with four other criminal defendants, charging them with crimes related to a conspiracy to steal, convey, and possess stolen trade secrets of an American semiconductor company for the benefit of a company controlled by the PRC government. JHICC has acquired several of our metrology solutions in the past, and due to the abovementioned export ban our U.S. subsidiary and MMD division is currently not able to ship any tools or parts or provide any form of service to JHICC, until it is cleared to resume by the appropriate authorities. In some cases, these export restrictions might also be applicable to the products which we export from Israel.

Additionally, the uncertainty of the economic, financial, regulatory, trade, tax and legal implications of the withdrawal of the U.K. from the E.U. (“Brexit”) and other significant political developments could also have a materially adverse effect on our business. All of these risks could also result in increased costs or decreased revenues, either of which could have a materially adverse effect on our profitability.

Changes in U.S. trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.

The international environment in which we operate is affected from inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy there are, and may be additional, changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States, particularly those manufactured in China, Mexico and Canada. Future actions of the U.S. administration and that of foreign governments, including China, with respect to tariffs or international trade agreements and policies remains currently unclear.

The escalation of a trade war, tariffs, retaliatory tariffs or other trade restrictions on products and materials either exported by us to China or raw materials imported by us from China may significantly impeded our ability to provide our solutions and service our customers in China or other effected locations. Such developments may result in a decrease in demand for our products and technologies as well as delays in payments from our customers. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows.

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

To the best of our knowledge, approximately 41% of our outstanding ordinary shares are cumulatively held by seven of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this annual report on Form 20-F.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2018, substantially all of our cash reserves were invested in bank institutions, of which approximately 50% was invested in one institution. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2018, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel, commonly referred to as NIS. In addition, starting January 1, 2019, in accordance with ASC 842 of lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In such event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2018, the U.S. dollar revaluated against the NIS by 8.1%, after devaluated by approximately 10.9% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

We participate in government programs under which we receive research and development grants. Some of these programs impose restrictions on our ability to use the technologies developed under these programs and the reduction or termination of these programs would increase our costs.

                Until the end of 2016, we received royalty-bearing grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), or the IIA funding, for the financing of certain of our research and development programs that meet specified criteria. We may be required to pay royalties related to grants received in the framework of such royalty bearing programs in the future. Starting 2018, we also participate in IIA royalty free grant programs.

                In addition, through the years, we participated in consortiums which are either solely managed by the IIA, or are joint consortiums of the IIA and the European Research Area. To maintain our eligibility for these programs, we must continue to meet certain conditions. These programs also restrict our ability to manufacture particular products and transfer particular technology, which were developed as part of the IIA’s programs, outside of Israel. The restrictions associated with these IIA’s programs may require us to obtain approval of the research and development committee nominated by the IIA for certain actions and transactions and pay additional payments to the IIA. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted and if granted, may increase our financial liabilities to IIA. In addition, if we fail to comply with certain restrictions associated with formerly received IIA's funding, we may be subject to criminal charges.

We are further exposed to risks related to the receipt of funding from other governments or governmental agencies in connection with strategic development programs, under which we receive funding. Under such strategic development programs, governments and governmental agencies typically have the right to terminate the program’s funding at any time. In addition, a project may be terminated by a mutual agreement, if the parties determine that the project's goals or milestones are not being achieved. As a result, there is no assurance that these sources of external funding will continue to be available to us in the future. Moreover, under the terms of certain governmental funding programs in which we receive funding, the applicable granting agency has the right to audit the costs that we incur, directly and indirectly, in connection with such programs. Any such audit could result in modifications to, or even termination of, the applicable governmental funding program. Any adverse finding resulting from any such audit could lead to penalties (financial or otherwise), termination of funding programs, suspension of payments or other adverse consequences to our ability to receive governmental funding.

We are subject to certain limitations related to the repatriation of funds that benefited from the tax exemption under the Approved and Benefited Enterprises, Preferred Enterprises and New Technological Enterprise Incentives regimes. The distribution or deemed distribution of such funds may be subject to recapture provisions under which we will be subject to the corporate tax that we were initially exempt from.

Until the end of 2015 we were eligible to receive certain tax benefits under Israeli law for capital investments as an Approved and Benefited Enterprise. In 2016, we made an election to receive tax benefits under Israeli law for capital investments as a “Preferred Enterprise”. Starting 2017, we made an election to receive Tax benefits under Israeli “Economic Efficiency Law” as a “Preferred Technological Enterprise”. While we believe that we meet the statutory conditions to entitle us to such benefits there can be no assurance that the tax authorities in Israel will concur to our position in general and for each specific year separately. We may be subject to additional taxes resulting from deemed dividend distribution of profits allocated to Approved Enterprise (Alternative Track) benefits, for example in case of a share repurchase or investment in foreign companies. Should it be determined that we have not, or do not meet such conditions, the benefits received could be cancelled. We could also be required to pay increased taxes or refund any benefits previously received, adjusted for inflation and interest. For additional information regarding Approved and Benefited Enterprise, Preferred Enterprise and Preferred Technological Enterprise see, “Item 10E. Taxation – Israeli Taxation” in this annual report on Form 20-F.

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

Generally, if for any taxable year 75% or more of our gross income consists of specified types of passive income, or, on average, at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Classification of Nova as a PFIC could result in adverse U.S. tax consequences to our U.S. shareholders, such as ineligibility for any preferred tax rates on capital gains or on dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. It may be possible for U.S. holders of our ordinary shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”) or a “mark-to-market election” under Section 1296 of the Code. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

We believe that for our 2018 taxable year we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends on our assets, income and activities in each year and the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2018. Absent one of the elections referenced above and described in greater detail below, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2019. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the 2019 taxable year, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “Taxation - U.S. Taxation – Passive Foreign Investment Companies.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

               If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our future non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property, whether or not such controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our current or future non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the shares.

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

In April 2000, we conducted an initial public offering and our shares were listed for trading on the Nasdaq stock exchange.

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

On November 1, 2018, we announced a $25 million share repurchase program.

We currently have five direct and indirect fully owned subsidiaries in the U.S., Japan, Taiwan, Korea and Germany.

Our headquarter office is located in Israel at the Weizmann Science Park, Building 22, 2nd Floor, Ness-Ziona. Our telephone number at our main office is +972-73-229-5600.  In 2018, we entered into a new lease agreement for the lease a total of approximately 12,000 square meters at a new building being built at the Science Park in Rehovot, with the intention to move our Israel headquarters into this building during 2019. For more information about our new lease see “Item 4D. Property, Plant and Equipment.”

4.A.8.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). The information is also available on our website (http://www.novami.com).

4.B          Business Overview

We deliver continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed by the world’s largest integrated-circuit manufacturers, Nova’s novel technologies provide semiconductor manufacturers with process insight and clarity required to boost process performance, product yields and time to market. We bring pioneering metrology solutions to the world of process control, by industrializing lab technologies and developing emerging metrology solutions to enhance process control and facilitate our customers’ challenging technical transitions.  We offer a combination of materials and dimensional metrology, advanced modeling algorithms that combine machine learning and big data within both integrated and standalone configurations, thereby enabling our customers to gain deeper insight throughout the entire development and manufacturing processes. We supply our metrology solutions to major semiconductor manufacturers worldwide, and are recognized for excellence since our first system was installed in 1995.

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

During 2017, as part of the post-acquisition integration of ReVera, we have reorganized into two product divisions. The Dimensional Metrology Division (DMD) which is responsible for the optical metrology (integrated and standalone) products, and the Material Metrology Division (MMD) which is responsible for the X-ray technology products. The corporate units, such as marketing, technology, human resources, finance and global business group, support both divisions. This reorganization allows us to focus the required management attention in each of our product lines as well as facilitate the integration of a future non-organic growth opportunities we might pursue. Demand for metrology systems is driven by capital equipment spending by semiconductor manufacturers, which in turn are driven by worldwide demand for semiconductor devices and technological transition processes, which are required from these devices for the most advanced high-end applications. Industry data indicates that through the years worldwide demand for semiconductors has been growing. We believe that this growth in demand will continue to generate demand for process control equipment, including metrology systems, as semiconductor manufacturers invest in technology and capacity expansion. We also believe that demand for metrology systems will be driven by the increasing cost of semiconductor manufacturing and by the requirements of semiconductor manufacturers for better control of process equipment. Finally, demand for metrology is strongly driven by technology challenges. The growing investment in advanced technology nodes and device structures introduces growing complexity and new challenges. Scaling limits and technology progress are continuously pushed in order to improve cost and gain competitive advantage. These fundamental elements create favorable market conditions for metrology growth where more process steps are needed, new novel materials are introduced and innovative structures and packaging solutions are incorporated. We believe that all the above market conditions set favorable business environment for growth.

Our Market

Semiconductor Industry and the Metrology Market

The increased use of semiconductors has been accompanied by an increase in their complexity. Due to the creation of new applications and markets for semiconductors, suppliers and manufacturers are faced with an increasing demand for new products that provide greater functionality and better performance at lower prices. As a result, many new complex materials, structures and processes are being introduced into the semiconductor manufacturing ecosystem. Such materials include, among others, copper, low-k and high-k dielectrics, silicon-on-insulator, silicon-germanium, III-V, strained silicon and raised source/drain. Manufacturers have transitioned in the past years toward 300 mm silicon wafers (from 200 mm silicon wafers). While 300 mm wafers can yield up to twice as many integrated circuits than 200 mm wafers, they also create new manufacturing challenges. For example, because 300 mm wafers can bend or bow more than twice that of 200 mm wafers, they are more susceptible to damage. The larger area of 300 mm wafers also makes it more difficult to maintain film uniformity across the entire wafer.  Semiconductors also continue to move toward smaller feature sizes and more complex structures such as 3D FinFET transistors, GAA (Gate All Around), 3D-NAND and emerging memory structures. The growing complexity of semiconductor devices increase the complexity and the costs of the semiconductor manufacturing process, which has also been a driver for the growing demand for metrology systems.

The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown , and may reach $10 billion in 2019 for building mega fab facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a pace greater than the overall process equipment market since the challenges of meeting process design goals will become increasingly difficult such that process control equipment will consume a larger portion of the overall costs of semiconductor manufacturing equipment.

The Semiconductor Manufacturing Process

Semiconductors typically consist of transistors or other components connected by an intricate system of circuitry on silicon wafers. Integrated circuit manufacturing involves  thousands of individual steps, some of which are repeated several times, through which numerous copies of an integrated circuit are formed on a single silicon wafer. Typically, more than 30 very thin patterned layers are created on each wafer during the manufacturing process. At the end of the manufacturing process, the wafer is cut into individual chips or dies. Because semiconductor specifications are extremely tight, and integrated circuits are becoming more complex, requiring ever more sophisticated manufacturing processes, the process steps are constantly monitored, and critical parameters are measured at each step using metrology equipment.

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

Process Control Requirement

The steps used to create semiconductors are accurate processes that require strict control of equipment performance and process sequences for the resulting semiconductors devices to function properly. Tight control is achieved through monitoring of the in‑process wafers and by measuring relevant parameters after each process step. These procedures are usually carried out on a small sample of the wafers though in some steps where process stability is difficult to achieve, the number of sampled wafers will increase. The monitoring may include measurement of several parameters, such as the thickness of the layers of thin film deposited, the dimensions of the features that are patterned through the photolithography process, as well as the registration or alignment between two consecutive layers, known as overlay and the material properties. Monitoring also includes inspection of the wafer for irregularities, defects or scratches. If parameters are out of specification or if defects or contamination are present, the manufacturer adjusts the process and measures another sample of wafers thereby allowing manufacturers to reduce costs and improve device performance.

The Need for Effective Process Control Tools

A number of technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control solutions. These trends include:

•
Development of Smaller Semiconductor Features. The development of smaller features, now as small as 7nm in production and 3nm in R&D, enables semiconductor manufacturers to produce larger numbers of circuits per wafer and to achieve higher circuit performance. As feature geometries decrease, manufacturing yields become increasingly sensitive to processing deviations and defects, as more integrated circuits are lost with every discarded wafer. In addition, the increased complexity and number of layers of the integrated circuits increase the chance of error during the manufacturing of the wafer and therefore needs much more inline monitoring.

•
Transition to 3D Device Structures. Foundries have adopted 3D FinFET transistors starting at 14/16 nm technology nodes to get improved performance and use less power in 1x technology nodes. Memory makers moved to 3D NAND and vertical structures for next generation NAND technology. These trends require process control with metrology solutions capable of measuring critical dimensions in these 3D structures.

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

•
Shortening of Technology Life Cycles. The technology life cycle of integrated circuits continues to shorten as semiconductor manufacturers strive to adopt new processes that allow a faster transition to smaller, faster and more complex devices. In the past, the technology life cycle was approximately three years; it is now less than two years. The accelerating rate of obsolescence of technology makes early achievement of enhanced productivity and high manufacturing yields an even more critical component of a semiconductor manufacturer’s profitability and metrology continues to play an even more critical role in achieving these demanding results.

•
New Materials. Copper metal layers continue to be the key material for the back end of line for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. In addition, new material such as Cobalt and Ruthenium metals are being introduced at the first metal steps to enable reduction in resistivity. The Industry is continuously searching directions to reduce the effective K of the low K materials and to reduce the barrier thickness and material types. These changes require new processing and metrology equipment and thus represent challenging developments for the semiconductor manufacturing industry. In addition, in order to overcome limitations in the continued shrink of transistor dimensions, leading edge integrated circuit manufacturers are introducing new materials in the transistor gate stack. The adoption of high-k dielectrics is a key element for gate control in the most advanced technology nodes of 16/14nm, 10nm and 7nm currently in production, while R&D works to implement the next gate control material being done with Silicon Germanium and III-IV materials. These new materials, combined with metal layers, require new processing and metrology equipment in the atom level and thus represent a challenging development for the semiconductor manufacturing industry.

•
Increasing Use of Multi Patterning Lithography. The continuous need for scaling to meet reduced transistor costs combined in pushing the industry to develop additional techniques on top of EUV lithography such as multi patterning, and E-BEAM. These alternative technologies are increasing the Etch and CMP process steps and thus increasing the process control and metrology steps in these areas accordingly.

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

The Semiconductor Market – Update

Gartner Inc., forecasts the world GDP to grow by 2.9% in 2019 compared to an estimated increase of 3.1% in 2018.

Gartner Inc. forecasts semiconductor revenues to increase by 2.6% in 2019, compared to an increase of 13.4% in 2018. In addition, Gartner Inc. forecasts capital spending and WFE sales in 2019 to decrease by 16.2% and 16.6% respectively, following an estimated increase of 7.1% and 10.6% respectively in 2018 (Gartner Forecast: Semiconductor Wafer Fab Equipment (Including Wafer-Level Packaging), Worldwide, 4Q18 Update”, published on December 28, 2018) .

According to research reports, future demand drivers for semiconductors include mobile devices, data centers infrastructure, Artificial Intelligence, Augmented and Virtual Reality, Smart Sensors, internet-of-things and other electronic equipment.

The Nova Approach

DMD Product lines

Optical CD Integrated Metrology

As development cycles are becoming shorter, fabrication processes are becoming less stable and call for tight process control schemes that are closer to the actual process step and produce wafer to wafer variation control. Nova’s approach is to lead the industry with solutions that can enable effective and accurate measurements in non-ideal process conditions. Our integrated metrology systems provide semiconductor manufacturers with effective and efficient process control by measuring wafers and their properties immediately after the process, without removing the wafer from the process equipment. All our products use our patented measuring methods that enable us to produce optical measuring systems that are small enough to be incorporated directly inside many types of equipment used in semiconductor processing. Integrated systems measure the wafer within the actual process environment, reducing labor and wafer handling as well as the risk of contamination of or damage to the wafer. In addition, we believe that our systems deliver significant increases in overall equipment efficiency through advanced process control, along with improving wafer-to‑wafer uniformity, all with minimal operator intervention.

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

Optical CD Stand-Alone Metrology

As stated above, we pioneered the area of integrated metrology and to-date revenues from that product continue to represent the larger portion of our overall revenues. With the adoption of our technology and the formation of long standing relationships with leading customers, we have come to realize that our technology can be extended beyond integrated metrology into areas such as stand-alone metrology. Accordingly, we developed stand-alone metrology tools to perform measurements similar to those performed by our integrated metrology tools. The expression “stand-alone metrology” generically describes free standing metrology equipment which is located in line, i.e., next to the processing equipment and receives cassettes or FOUP of wafers to allow sampling of a few or several wafers from each cassette it receives. There are several types of stand-alone metrology tools each of which performs a distinct type of measurement, e.g., defect inspection, electrical performance, microscopic analysis, cross sections, etc. Our specific focus is in the area of optical CD measurement which is generally utilized in order to characterize critical dimensions on a wafer, their width, shape and profile. This technology is utilized today in several areas of the fab such as photolithography, etch, CMP, deposition, etc. The key advantage offered by this technique is that it provides visualization of the full cross-section-like profile of the structure, while remaining non-destructive and extremely fast with very high accuracy and repeatability. Adding stand-alone metrology to our product portfolio has allowed us to expand our reach into more areas of the fab.

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

Modeling and Software Solutions

The integrated and stand-alone products are combined with our suite of software modeling products comprised of NovaMARS® model-based and NovaFit™ machine learning modeling solutions and supported by the Nova HPC® (High Power Computing) platform. NovaMARS is our physical modeling and application development software that enables complex 2D, 3D and in-die measurements with high accuracy and fast time-to-solution. NovaFit modeling suite compliments traditional modeling of Optical Critical Dimensions by machine learning and data driven algorithmic solutions. The algorithmic suite works in conjunction with NovaMARS® modeling engine to improve metrology performance, speed up time to solution and expend metrology envelope for enriched process control. NovaFit embeds the most advanced machine learning and big data architecture into optical modeling, revolutionizes the way customers utilize metrology measurement data and expands the metrology performance envelope to tighten process windows, avoid process excursions and improve yield. In addition to our modeling software solutions, we have provided the Nova Fleet Management platform which is Nova solution for managing large fleets of metrology tools to deliver high productivity, operational efficiency and advanced analytics in high volume production environment of foundry and memory customers. The fleet management solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova’s fleet of systems and is designed to address the needs and working methodologies of metrology and process engineers in the fab.

MMD Product Lines - Materials and TF Measurements

The growing usage of complex materials in advanced FinFET logic, DRAM and 3D NAND memory technology nodes has increased the demand for metrology solutions that can measure composition and film thickness with high precision and accuracy in recent years. Our materials metrology division, has pioneered the materials metrology segment with products that utilize X-ray photoelectron spectroscopy (XPS), a powerful technology that has been optimized to provide the automation, speed and reliability required in today’s advanced semiconductor production environment. XPS is uniquely suited for the move to thinner films and smaller features, while improving the performance at each new technology node. Our XPS products are used by logic and memory device manufacturers worldwide to measure, monitor and control critical device layers in high-volume production and to enable rapid development and control of complex, new processes.  Nova products set the standard for High K – Metal Gate, tunnel oxide and capacitor film metrology.

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

Our scatterometry capabilities have enabled us to penetrate new customers with Stand-Alone Optical CD metrology systems. Our combined offering of advanced measurement hardware and advanced modeling software places us in a position to offer an advantageous solution to our customers.

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

•	Dark Field Spectral Reflectometry. In order to further increase the variety of independent channels, we implemented measurement schemes based on the notion of dark-field (DF) detection.
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

•
Hybrid Metrology technology. The Hybrid metrology technology is part of our holistic metrology approach that utilizes different sources of information that can enhance the overall metrology performance. It combines data from different metrology toolsets in the fab together with Nova’s optical metrology to provide improved performance above that of any individual toolset. Nova has been pioneering the hybrid concept in the past several years and has proven the value of the solution in multiple publications and technical papers.

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

•
The NovaScan 3090Next is a legacy system still sold into 300mm fabs as the latest and most advanced of the NovaScan line. Targeted for 45nm and 32nm technology nodes with extendibility down to 20nm, this tool was released in 2006 and provided significant improvements in throughput, accuracy, tool to tool matching and spectral range over the older NovaScan 3090. It also improved overall tool reliability. The NovaScan 3090Next is available as integrated metrology and as stand-alone metrology systems for both thin film and Optical CD (scatterometry) applications.

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

•
The Nova T550 is a high-productivity dimensional metrology platform designed to address the unique challenges of the semiconductor manufacturing industry, delivering a highly efficient and effective solution for advanced nodes. With full commonality and same optics design as the Nova i550 integrated metrology platform, the Nova T550 completes Nova’s unique and highly efficient offering for CMP metrology and process control.

•
The Nova T500 is a high-productivity metrology platform that delivers increased sampling rates and high performance film thickness and Optical CD metrology capabilities. The T500 platform provides unique capabilities of thick layer measurement (TLM), enabling solutions for applications requiring accurate, repetitive measurements of thick films, such as in CMOS image sensor BSI CMP applications..

•
NovaFit is our data-driven modeling software engine that enhances traditional modeling capabilities with advanced machine learning algorithms. The NovaFit suite works in conjunction with NovaMARS® augmented modeling engine and Nova’s Fleet management solution to improve metrology performance, speed up time to solution and expend metrology envelope for enriched process control. NovaFit embeds the most advanced machine learning and big data architecture into optical modeling, revolutionizing the way customers utilize metrology measurement data and expands the metrology performance envelope to tighten process windows, avoid process excursions and improve yield.

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

•
Nova Fleet Management platform is Nova solution for managing large fleets of metrology tools to deliver high productivity, operational efficiency and advanced analytics in high volume production environment of foundry and memory customers. The Fleet Management solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova’s fleet of systems and is designed to address the needs and working methodologies of metrology and process engineers in the fab.

•
NovaHPC (High Power Computer) supports the NovaMars Application Development Tool and enables effective and timely calculations of attained spectra. Scalable and user configurable infrastructure with Nova’s proprietary task management software addresses the growing needs of IC manufacturing metrology.

•
The VeraFlex III+ XF is the most advanced, fourth generation version of the VeraFlex family of in-line XPS production metrology tools. It provides enhanced metrology performance, improved productivity, precision and sensitivity that extend the utilization of XPS technology in high volume production in the most advanced Logic and Memory technology nodes.

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

•
QED is the Offline Advanced Data Analysis and Recipe Creation and Maintenance System that supports VeraFlex III XF. It brings the VeraFlex series engineering interface from the fab to the office. Built on PHI MultiPak's package of extensive XPS analysis function, QED brings all the tools necessary to manage the most effective film thickness and composition control recipes. QED functions include all aspects of film acquisition and analysis, a full suite of recipe creation and editing tools, and powerful signal analysis functions used to find and process the most critical elemental peaks.

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS and material metrology and include measurement instruments, optical modeling, interpretation software, image acquisition, pattern recognition, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. Our research and development staff consists of about 275 highly skilled members, approximately 83 of which hold Ph.D.’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified as 9001/2000 quality standard.

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

Our vision is to continue to be a market leader in the semiconductor process control market, increase our leadership in integrated metrology solutions, increase our leadership in in-line composition and thickness of ultra-thin layers and become the leader in the stand-alone Optical CD metrology market, and our research and development efforts and activities are designed to support this vision. Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Project initiation is based on a detailed project plan, risk and market analysis. Each project is monitored throughout its life cycle in a structured process, including design reviews and project management reviews. In the frame of our research and development activities we enter into development consortium arrangements, which also help us to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint collaboration programs with other semiconductors companies, and are supported and funded by the IIA and\or European Joint Research. It should be noted, that in order to maintain our eligibility for these programs, we must continue to meet certain conditions. These programs might also restrict our ability to manufacture particular products and transfer particular technology, which were funded by the IIA. For additional information, see “Item 5C - Grants from the Israel Innovation Authority” in this annual report on Form 20-F.

As part of our long-term technological collaboration, we are also engaged with joint development activities with some of our strategic customers, as well as with research institutes and other semiconductor companies. These activities impose some limitations on the joint intellectual property developed as part of these programs.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of December 31, 2018, our portfolio includes more than 150 U.S. patents and about 90 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2019 to 2034. We also have about 40 U.S. patent applications pending and more than 105 applications pending in other countries including 7 PCT applications. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition, our patents and applications principally cover various aspects of X-ray based measurement systems and methods, including process control implementation concepts, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. We have also registered 7 trademarks in the U.S. and have more than 30 registered trademarks and 16 applications for trademarks’ registration in countries other than the U.S.

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

In addition, we have established sales and support activities with key process equipment manufacturers to ensure our products are combined into our partners’ next generation equipment sets as those become available. As part of our integrated tools sales effort, we continuously add new process equipment manufacturers as partners as we introduce new integrated process control systems that can be integrated with different types of equipment.

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

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	2016	2017	2018
	(US Dollars, in thousands)
Taiwan, R.O.C.	$74,567	$68,041	$62,460
Korea	26,871	61,664	79,290
USA	15,269	38,254	20,082
China	31,269	36,715	58,982
Other	15,927	17,319	30,320
Total	163,903	221,992	251,134

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

	2016	2017	2018
Total revenues from five largest customers	76%	75%	66%
Range of revenues from five largest customers	10%-34%	8%-23%	5%-20%

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

In order to leverage the relatively high volume of the systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our manufacturing operations in Israel received the ISO 9001 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001:2015 requirements. We received the formal certification of ISO 14001 in 2010 which was upgraded to ISO:2015 in 2016 and in 2014 we received the formal certification of OHSAS 18001:2007 for our manufacturing operations in Israel.

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

Government Regulation

For information relating to the impact of certain government regulations on our business, see “Item 5.C – Grants from the Israel Innovation Authority” on this annual report on Form 20-F.

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

We entered into a new lease agreement for the lease of a total of approximately 12,000 square meters at a new building being built at the Science Park in Rehovot, with the intention to move our Israel headquarters during 2019. The lease period is expected to extend for a period of ten years. We have the option to extend the lease period by two periods of five years each, subject to customary conditions. The lease period for the additional approximately 2,000 square meters, is expected to begin in 2021 and will extend through the same lease periods as the initial space. The manufacturing facility for Optical CD product lines and several R&D laboratories are expected to remain at the same location in Ness-Ziona, which lease term extends until 2026.

Our subsidiaries lease offices in various locations, for use as a research and development, manufacturing, service and pre-sale facility (depending on each subsidiary’s needs). Our U.S. subsidiary (Nova Measuring Instruments, Inc.) leases approximately 1,885 square meters including approximately 450 square meters of production facilities. The current lease agreement of the premises expires on January 31, 2020 (with, at Nova Measuring Instruments, Inc.’s sole discretion, a right to extend the lease period for an additional two years). Nova Measuring Instruments, Inc. is expected to move into approximately 3,800 square meters of a newly leased space, which includes approximately 850 square meters of production facilities, during the first half of 2019. This new facility lease will expire on March 31, 2026 (with, at Nova Measuring Instruments, Inc.’s sole discretion, a right to extend the lease period for an additional five years). Our Japanese subsidiary leases approximately 90 square meters, our Taiwanese subsidiary leases approximately 1,025 square meters and our Korean subsidiary leases approximately 1,060 square meters. Our European subsidiary leases approximately 200 square meters in Germany and France.

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

In the recent five years (2013-2018), we were able to present positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 18%, while Gartner Inc. estimates that the Wafer Fab Equipment (“WFE”) segment have experienced a CAGR of approximately 14%. We believe that our improved performance is attributed mainly to our continued diversification in revenue contribution. In the last five years we diversified our technology through acquisition to include X-ray capabilities on top of our Optical technology, we added advanced machine learning algorithms on top of our physical modeling and we advanced our traditional tool set to include the most advanced capabilities. We also diversified our revenue mix to include approximately 50% contribution from Memory, with several large customers.  During these years we benefited from market growth as well being able to increase our total available market with new applications for Materials and Dimensions metrology.

In 2018, product sales accounted for approximately 77% of our total revenues, and services accounted for approximately 23%.

Presently, we have no significant long-term debt (except liabilities related to the implementation of the new ASC 842 of lease accounting starting January 1st, 2019), and during 2018 our overall cash reserves increase by approximately $28 million. As of the end of 2018, we had overall cash reserves of approximately $178 million and working capital of approximately $233 million.

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

Significant Events in 2018and Outlook for 2019

During 2018, we demonstrated several significant achievements:

•	6th consecutive year of revenue growth, with record high annual revenue of $251 million.

•	Improved geography diversification yielded three large territories, each contributing more than 20% to our total products revenue – China, Korea and Taiwan.

•	Diversified customer mix, with four major customers accounting for 10% or more of products’ revenues, two of which are Memory customers.

•	Diversified product portfolio supported growth in revenue from Memory, which accounted for approximately 50% of total product revenues.

•	Further market rollout of Nova’s portfolio, and adoption of this product portfolio for advanced devices by several customers:

o	Hardware and Software coupling

o	Unique Optical and X-ray solutions

o	Holistic offering, including Integrated and Standalone metrology

•
Deepening collaboration with several research institutes, process vendors and customers' technology development centers, utilizing a variety of our products, leading to our positioning as a long term technology development and high-volume manufacturing partner.

•	Record net profit in parallel to increased investments in research and development programs aimed to generate new organic growth engines.

In 2019, we plans to focus on the following:

•	Continue to strengthen our competitive and market position, through unique innovation and technical leadership.

•	Continue our aggressive innovation and development plans for meeting future industry challenges in both the memory and foundry segments.

•
Expand our total available market by addressing new emerging metrology applications and market segments, through solutions delivery to the challenging buildup of advanced Logic technology nodes, memory scaled VNAND nodes and DRAM scaling at leading edge customers.

•	Continue delivery of advanced metrology systems to the trailing edge technology nodes to support IOT and other new applications ramp up.

•	Continue our progress to meet Nova300 strategic plan, which defines the Company’s growth path in revenue, customers, technology and financial performance, to support our profitable growth plans.

•	Continue leading the emerging metrology markets with innovative and disruptive solutions.

•	Continue the collaborations and joint research programs with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue our products innovation and diversification through several new product introductions to extend the Company’s market leadership.

•	Continue our aggressive plans to generate revenues and competitive edge through SW algorithm products.

•	Strengthening the partnership with our customers and build a “Customer Centric” approach to accommodate and deliver customers’ requirements along the semiconductor lifecycle.

The challenges and risks we face in meeting our plans include:

•	On time delivery of the required process control solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

•	Identifying the metrology evolution for future industry needs to meet process control requirements and lead the market.

•	Achieving long-term growth targets while supporting global extensive growth in all our activities.

•	Building a solid company infrastructure to accommodate further growth.

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

In 2018, we were able to present growth in revenue as well as record revenues for the sixth consecutive year, demonstrating our growing position in the market.

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

•	Our diversified portfolio, which is a result of continuous research and development, is becoming more attractive to our customers.

•	Widening our solutions’ base to include hardware and software elements in a coupled offering.

•	Well controlled P&L and operating model to support our profitable growth plans.

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

Use of Estimates – General

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our management evaluates its estimates on an ongoing basis, including those related to, but not limited to income taxes and tax uncertainties, collectability of accounts receivable, inventory accruals, fair value and useful lives of intangible assets, and revenue recognition. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

Revenue Recognition

Under ASC 606, the company derives revenue from the sales of advanced process control systems, spare parts, labor hours (mainly systems installation) and service contracts.

Revenues derived from sales of advanced process control systems, spare parts and labor hour are recognized at point in time, when control of the promised goods or services is transferred to the customers, upon fulfillment of the contractual terms.

Revenues derived from service contract, which generally specify fixed payment amounts and contractual terms for periods longer than one month, are recognized ratably over time.

The amount recognized reflects the consideration that the Company expects to be entitled to in exchange for those performance obligations.

Revenues from sales which were not yet determined to be final sales due to acceptance provisions are deferred.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative Standalone Selling Price (“SSP”). Judgment is required to determine the SSP for each distinct performance obligation. The Company uses a range of amounts to estimate SSP when it sells each of the products and services separately and needs to determine whether there is a discount to be allocated based on the relative SSP of the various products and services.

The Company enters into revenue arrangements that includes products and services which are generally distinct and accounted for as separate performance obligations. The Company determines whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether the Company's commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

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

Goodwill

Goodwill and other purchased intangible assets have been recorded as a result of the acquisition of ReVera. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired, and related liabilities.  Goodwill amount on December 31, 2018 was $20 million.

Goodwill is not amortized, but rather is subject to an impairment test. In accordance with ASC 350, “Intangibles – Goodwill and Other”, at least annually (in the fourth quarter), or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Company has an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the quantitative goodwill impairment test. The Company operates in one operating segment, and this segment comprises its only reporting unit.

Following the adoption of ASU 2017-04, "Simplifying the Test for Goodwill Impairment", as part of the quantitative goodwill impairment test, any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit.  For the year ended December 31, 2018, we performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

Intangible assets

 As a result of the acquisition of ReVera in April 2015, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $12.8 million and $10.2 million as of December 31, 2017 and 2018, respectively.

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

During 2017 and 2018, no impairment charges were identified.

For a discussion of other significant accounting policies used in the preparation of our financial statements and recent accounting pronouncements, see Note 2 to our consolidated financial statements contained elsewhere in this report.

New Accounting Pronouncements

For information regarding new accounting pronouncements, see Note 2W to our consolidated financial statements contained elsewhere in this annual report.

Starting January 1, 2019, in accordance with ASC 842 - lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel, which is expected to have a material impact on our financial statements, resulting from USD to NIS currency trends.

5.A          Operating Results

Overview

The table below describes the distribution of our total revenues, from products and services, by geographic areas of our product installations at semiconductor manufacturing facilities.

	2016	2017	2018
Taiwan, R.O.C.	45%	31%	25%
USA	9%	17%	8%
Korea	16%	28%	32%
China	19%	17%	23%
Other	11%	8%	12%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

The sales cycle for our systems typically ranges from six (6) to twelve (12) months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2018, our inventory levels at the end of each quarter ranged from $39 million to $42 million. We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified.

Our revenues increased by 13% in 2018 following an increase of 35% in 2017, and an increase of 10% in 2016.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated income statements to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2016	2017	2018

Revenues from product sales	74.7%	78.5%	77.0%
Revenues from services	25.3%	21.5%	23.0%

Total revenues	100%	100%	100%

Cost of products sale	30.7%	28.0%	28.6%
Cost of services	15.5%	12.9%	13.6%
Expense related to settlement of IIA grants	7.9%	-	-%
Total cost of revenues	54.1%	40.9%	42.2%

Gross profit	45.9%	59.1%	57.8%

Operating expenses:
Research and development expenses, net	21.3%	17.5%	18.1%
Sales and marketing expenses	13.1%	11.1%	11.5%
General and administrative expenses	4.2%	3.6%	3.5%
Amortization of intangible assets	1.1%	1.2%	0.7%

Total operating expenses	39.7%	33.0%	33.8%

Operating profit	6.2%	26.0%	24.1%

Financial income, net	0.7%	1.0%	1.2%
Income before income taxes	6.9%	27.1%	25.3%

Income tax expenses (benefit)	1.0%	6.1%	3.6%

Net income	5.9%	20.9%	21.7%

Comparison of Years Ended December 31, 2018 and 2017

 Revenues. Our revenues in 2018 increased by $29.1 million, or 13.1%, compared to 2017. Revenues attributable to product sales were $193.3 million, an increase of $19.0 million, or 10.9%, compared to 2017. Revenues attributable to services were $57.8 million, an increase of $10.2 million, or 21.4%, compared to 2017. The increase in product revenues in 2018 was attributed to XPS products. The increase in services revenues is attributed mainly to higher time and materials revenues, as a result of the higher installed base of systems.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2018 was $71.7 million. Our gross margin attributable to product revenues in 2018 was 62.9%, compared to 64.3% in 2017. The decrease in products gross margins in 2018 is related to the decrease in software sales which have a higher gross margin.

Our cost of services in 2018 was $34.2 million, relative to $28.6 million in 2017. Gross margin attributable to service revenues in 2018 was 40.9%, compared to 40.1% in 2017.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the IIA and the European Community. Our net research and development expenses in 2018 were $45.5 million, an increase of $6.5 million, or 16.7%, compared to 2017, after offsetting grants received of $5.8 million in 2018 and $4.6 million in 2017. Research and development expenses excluding grants received or receivable in 2018 were $51.2 million, compared to $43.6 million in 2017. In 2018, net research and development expenses represented 18.1% of our revenues, compared to 17.5% of our revenues in 2017.  The increase in research and development expenses in 2018 is mainly related to the investments in new technologies, which are aimed to expand our addressable markets, towards their market introduction in 2019-2020.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Starting 2015, sales and marketing expenses also include amortization of intangibles related to customer relations. Our sales and marketing expenses in 2018 were $28.8 million, an increase of $4.3 million, or 17.5%, compared to 2017. The increase in sales and marketing expenses in 2018 was mainly attributed to an increase in headcount and related labor costs of sales and marketing personnel and commissions. Sales and marketing expenses represented 11.5% our revenues in 2018 compared to 11.1% of our revenues in 2017.

Amortization of Intangible Assets. As part of the acquisition of ReVera on April 2, 2015, the company acquired $12.3 million of intangible asset related to technology. In both 2018 and 2017, the company recorded $1.8 million of amortization of intangible assets.

General and Administrative Expenses. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in 2018 were $8.7 million, an increase of $0.6 million, or 7.8%, compared to 2017. The increase in general and administration expenses was attributed mainly to the increase in headcount related labor costs. In 2018, general and administration expenses represented 3.5% of our revenues, compared to 3.6% of our revenues in 2017.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2018, we recorded $9.1 million of income tax expenses, reflecting effective tax rate of 14.3%. In 2017, we recorded $13.6 million of income tax expenses, reflecting effective tax rate of 21%. The decrease in the effective tax rate in 2018 is attributed mainly to tax benefits related to US Tax Cuts and Jobs Act.

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

5.B          Liquidity and Capital Resources

As of December 31, 2018, we had working capital of approximately $233.5 million compared to working capital of approximately $180.1 million as of December 31, 2017. The increase in our working capital is related mainly to our fluent profits and cash flow.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2018 were $177.8 million compared to $149.8 million as of December 31, 2017.

Trade accounts receivables increased from $40.9 million as of December 31, 2017 to $53.5 million as of December 31, 2018, mainly as a result of the higher quarterly sales levels and the timing of tool shipments in the last quarter of the year.

Inventories increased from $34.9 million as of December 31, 2017 to $41.8 million as of December 31, 2018. The increase in inventory is related to the higher business volumes in 2018 compared to 2017.

Operating activities in 2018 generated positive cash flow of $36.1 million compared to a positive cash flow of $61.8 million in 2017. The decrease in operating cash flow in 2018 is mainly related to working capital requirements which included increased accounts receivables and inventories.

The following table describes our investments in capital expenditures during the last three years:

	2016		2017		2018
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
	(US dollars, in thousands)
Electronic equipment	1,618	136	2,320	177	2,400	237
Office furniture and equipment	83	-	141	105	21	19
Leasehold improvements	1,183	113	3,488	64	493	508
Total	2,884	249	5,949	346	2,914	764

In 2018, the investment in capital expenditures was financed from our fluent operating cash flow. We expect to significantly increase our capital spending in 2019, to approximately $25 million, mainly for leasehold improvements in our new office facilities, and for electronic equipment used in our research and development labs. We expect capital expenditures to reduce once we complete the transition to the new office facilities.

Our principal liquidity requirement is expected to be for working capital and capital expenditures as well as additional acquisitions. We believe that our current cash reserves will be adequate to fund our planned activities for at least the next twelve months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with our cash reserves together with positive cash flow from operations, if any. If these funds are insufficient to finance our future business activities, which may include acquisitions, we would have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

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

Grants from the Israeli Innovation Authority & European Programs

IIA sponsoring for generic research and development projects of large Israeli companies

We participate in a generic research and development programs sponsored by the IIA, available for Israeli companies that meet specific criteria’s set forth by the IIA. Companies eligible to participate in this program receive IIA funding intended to focus on long-term creation of know-how and technological infrastructure, used for the development or production of future innovative products. These programs do not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed hereunder, are applicable to the know how developed by us with the funding received in such program.

 IIA sponsoring for Israeli research and development consortiums

In 2018 and 2017, and in previous years, we participated in a consortium program sponsored by IIA. Under the terms of this program, we cooperate with additional companies and research institutes in Israel, organized in a consortium for the development of new technologies. The rules of the consortium include several references to the distribution of knowledge between the consortium members, requires us to provide the other members in the consortium with a non-sublicensable license to use the “new information” developed by such member, without consideration. These programs do not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed hereunder, are applicable to the know how developed by us with the funding received in such program.

Joint programs of the European Research Area and the IIA

We participate in European consortiums, which are joint programs governed by the Electronic Component Systems for European Leadership Joint Undertaking (the “JU”) as part of the Horizon 2020 cooperation between the European Research Area and the IIA (the “EU Consortiums”).

Some of the obligations and undertakings specified hereunder in connection with our IIA activities (such as the restrictions under the Innovation Law and obligation to grant certain access rights to our technology and intellectual property rights) apply with respect to these joint projects. In addition, the participation in an EU Consortium includes specific obligations, such as the following: The budgeted grant will be paid to the company pursuant to certain rules regarding ‘eligible costs’; Obligation to properly implement the activities assigned under the specific EU Consortium project; Restrictions in contributions of third parties (by service or otherwise); Obligation to keep information up to date and to inform about events and circumstances likely to affect the consortium activity; Obligations related to records keeping, investigations and audits by the JU in order to verify the proper implementation of the specific EU Consortium project and compliance with the obligations under the terms of the program, including assessing deliverables and reports during a period of up to two years following the receipt by the company of the full grant payment; Obligations related to Intellectual property allocation generated by an EU Consortium, background intellectual property designation prior to the commencement of the EU Consortium’s project and the provision of access rights to results obtained as part of the EU Consortium. Breach of such obligations may result in the reduction of the aggregate expected grant amount or claiming back previously received grants. In addition, the company may be subject to administrative and financial penalties such as temporary exclusion from all JU European Consortiums and fines of up to 10% of the maximum expected grant, as well as to contractual liabilities.

Past royalty bearing programs and royalties arrangements

Some of our previous research and development efforts were financed in part through royalty-bearing grants. We were obligated to pay royalties of 5% in 2016 and 2015 and in previous years, of revenues derived from sales of products funded with these grants. This obligation included different annual interest rates ranging up to 5%. In August 2016, we entered into a royalty buyout arrangement, or the Arrangement, with the IIA. As part of the Arrangement we paid approximately $12.9 million to the IIA in September 2016. The contingent net royalty liability to the IIA at the time we executed the Arrangement was approximately $24 million.. As a result of the foregoing payment, we are released from any future royalty payments on these previous funds received from the IIA. However, to the extent that we will be able to commercialize products that were developed as part of IIA programs and were declared as “failed” at the time of the Arrangement, we will be required to pay royalties to the IIA from income generated from such commercialization. Currently, we do not anticipate that such failed projects will generate revenues in the future. We note that the Arrangement does not release the Company from other obligations towards the IIA as further detailed herein. See also Note 8A to our consolidated financial statements contained elsewhere in this report. In addition, in the future, we may, alone or together with third parties, participate in research and development programs, which may bear royalty obligations (depending on the specific terms of the applicable program).

Pertinent obligations under the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 and the provisions of the applicable regulations, rules, procedures and benefit tracks, together the Innovation Law, a qualifying research and development program is typically eligible for grants of up to 50% of the program’s pre-approved research and development expenses. The program must be approved by a committee of the IIA. The recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of products (and related services) developed (in whole or in part) under IIA program up to the total amount of the grants received from IIA, linked to the U.S. dollar and bearing annual interest. (as determined in the Innovation Law). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment for our currently developed and sold products. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after our company has repaid the grants, including accrued interest, in full.

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

•
Know-How transfer limitation. The Innovation Law restricts the ability to transfer know-how funded by the IIA outside of Israel, including by way of a license to a non-Israeli entity. Transfer of IIA funded know-how outside of Israel requires prior approval of the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration, taking into account depreciation mechanism, and less royalties already paid to the IIA The regulations promulgated under the Innovation Law establish a maximum payment of the redemption fee paid to the IIA under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its IIA funded know-how, in whole or in part, or is sold as part of an M&A transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the total grants received (plus accrued interest) for development of the know-how being transferred, or the entire amount received from the IIA, as applicable; (ii) in the event that following the transactions described above (i.e., asset sale of IIA funded know-how or transfer as part of an M&A transaction) the company undertakes to continue its R&D activity in Israel (for at least three years following such transfer and maintain at least 75% of its R&D staff employees it had for the six months before the know-how was transferred, while keeping the same scope of employment for such R&D staff), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus accrued interest) for the applicable know-how being transferred, or the entire amount received from the IIA, as applicable. No assurance can be given that approval to any such transfer, if requested, will be granted and what will be the amount of the redemption fee payable.

Approval of the transfer of IIA funded technology to another Israeli company requires a pre-approval by IIA and may be granted only if the recipient undertakes to fulfil all the liabilities to IIA and undertakes abides by all the provisions of the Innovation law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel and the obligation to pay royalties. In light of the Arrangement (as further discussed below), in certain circumstances, under such sale transactions (i.e., the transfer of IIA funded technology or portion thereof to another Israeli company), we might be obligated to pay royalties to the IIA from any income derived from such a sale transaction.

•
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

5.D         Trend Information

For Information regarding most significant recent trends in our market, see “Item 4B– Our Market – The World Economy – Update” in this annual report on Form 20-F.

5.E          Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.F          Tabular Disclosure of Contractual Obligations

As of December 31, 2018, we had contractual obligations as described in the following table:

	Payment due by Period (US Dollars, in $ thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$48,542	$3,135	$6,896	$6,021	$32,489
Purchase Obligations	31,028	27,564	3,459	3	2
Total	79,570	30,699	10,355	6,024	32,491

Item 6. Directors, Senior Management and Employees

6.A          Directors and Senior Management

The following is the list of senior management and directors as of February 14, 2019:

Name	Age	Position
Michael Brunstein (3)	75	Chairman of the Board of Directors
Avi Cohen (1)	65	Director
Raanan Cohen (2)	63	Director
Zehava Simon (1)(2)(3)	60	Director (External Director until May 2018)
Dafna Gruber (1)(2)	53	Director (External Director until May 2018)
Eli Fruchter (1)(3)	63	Director
Ronnie (Miron) Kenneth (2)(3)	62	Director
Eitan Oppenhaim	53	President and Chief Executive Officer
Dror David	49	Chief Financial Officer
Shay Wolfling	47	Chief Technology Officer
Gabriel Waisman	48	Chief Business Officer
Adrian S. Wilson	47	General Manager Material Metrology Division
Gabi Sharon	56	Corporate Vice President Operations
Dov Farkash	59	Corporate Vice President Strategic Development
Sharon Dayan	46	Corporate Vice President Human Resources
Zohar Gil	52	Corporate Vice President Marketing and Business Development
Udi Cohen	46	Corporate VP and General Manager Dimensional Metrology Division

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the Nominating committee

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

Mr. Avi Cohen has served as a director of the Company since 2008. From July 2016 to September 2017 Mr. Cohen served as the Chief Executive Officer of MX1, a global media service provider founded in July 2016 as a result of a merger between RR Media Ltd., and SES Platform Services GmbH. From July 2012 and until its merger with SES Platform Services GmbH, Mr. Cohen served as the chief executive officer of RR Media Ltd. (previously known as RRsat Global Communications Network Ltd.), which was a public company traded on Nasdaq. Prior to that, until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a public company traded on the TASE. Prior to joining Orbit in December 2008, Mr. Cohen served as Chief Operating Officer and Deputy to the chief executive officer of ECI Telecom Ltd. a leading supplier of best-in-class networking infrastructure equipment for carrier and service provider networks worldwide. Prior to joining ECI in September 2006, Mr. Cohen served in a variety of management positions at KLA-Tencor. From 2003 Mr. Avi Cohen was a Group Vice President, Corporate Officer and Member of the Executive Management Committee based at the corporate headquarters in the U.S. During his tenure, he successfully led the creation of KLA-Tencor’s global Metrology Group. From 1995 he was the President of KLA-Tencor Israel responsible for the Optical Metrology Division. Before joining KLA-Tencor, Mr. Cohen also spent three years as Managing Director of Octel Communications, Israel, after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen is currently a Director of BioFishency Ltd. ESC-BAZ Ltd., Beit Issie Shapiro, Israel Consumer Council and Israel Wine Institute. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

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

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Effective as of May 2018, and our adoption of the exemption under the Regulation (as defined below), Ms. Simon is no longer classified as an external director under the Companies Law.  Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on Nasdaq and TASE, Nice Systems, a public company traded on Nasdaq and TASE, and Amiad water systems, a public company traded on London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, Israel, a law degree (LL.B.) from the Interdisciplinary Center in Herzlia and an M.A. in Business and Management from Boston University, USA.

Ms. Dafna Gruber was elected as the Company’s external director in accordance with the provisions of the Companies Law in April 2015 and reelected in April 2018. Effective as of May 2018, and our adoption of the exemption under the Regulation, Ms. Gruber is no longer classified as an external director under the Companies Law.  Ms. Gruber has more than 25 years of broad experience, serving as chief financial officer and a senior executive management member in leading hi-tech companies traded on both Nasdaq and TASE. Since September 2017, Ms. Gruber has been serving as the chief financial officer of Landa Corporation Ltd., and then as financial advisor to Landa group,  private companies.  From October 2015 until September 2017, Ms. Gruber has been serving as the chief financial officer of Clal Industries Ltd., a private company.  From April 2007 until April 2015, Ms. Gruber served as the chief financial officer of Nice Systems Ltd., a public company traded on Nasdaq and TASE. As a member of the senior management team, Ms. Gruber was a senior member of the strategy and M&A forum of the company. During her employment with Nice, Ms. Gruber was responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until May 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as chief financial officer. Prior to that, from 1993 to 1996, Ms. Gruber was a controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc. Ms. Gruber serves as an external director at TAT Technologies Ltd., a public company traded on Nasdaq and TASE, since November 2013, and as a member of the board of directors of Clal Biotechnologies Ltd., a public company traded on TASE. In addition, Ms. Gruber serves on the boards of directors of several private companies held by Clal Industries Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

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

Mr. Ronnie (Miron) Kenneth was appointed to serve as a director of the Company by our board of directors in December 2017 and was reappointed by our shareholders in April 2018. Mr. Kenneth is a veteran high-tech leader who served for ten years as Chairman and Chief Executive Officer at Voltaire Technologies Ltd. (Nasdaq: VOLT), leading it to an initial public offering on Nasdaq in 2007. Following Voltaire’s merger with Mellanox Technologies Ltd. (Nasdaq: MLNX) in 2011, Mr. Kenneth became the Chief Executive Officer of Pontis Ltd., a privately-held company, until 2013. Mr. Kenneth currently serves as the Chairman of Teridion Technologies Ltd., and Varada Ltd., and he is a director of Allot Communications Ltd. (Nasdaq: ALLT) and Orbotech Ltd. (Nasdaq: ORBK).  Mr. Kenneth holds a BA in Economics and Computer Science from the Bar-Ilan University and an MBA from the Golden Gate University, San Francisco.

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

Mr. Gabriel Waisman joined Nova in 2016 as our Chief Business Officer, responsible for the Company’s customer facing groups, including global sales, marketing, customer support and applications. Mr. Waisman brings over 19 years of managerial expertise in a global geographically dispersed environment, and extensive experience in working with pioneering multidisciplinary technologies, particularly within the electronics and telecom sectors. Prior to joining Nova, Mr. Waisman served as President at Orbotech Pacific (Orbotech LTD, Hong Kong) from August 2013 until April 2016 and Orbotech West (Orbotech Inc., USA) from May 2011 until July 2013, where he was responsible for sales and marketing, finance and operations, and customer support. Previous to this, from June 2003 until May 2011, Mr. Waisman served in various managerial positions at Alvarion Technologies Ltd., starting as Strategic Marketing Director, EMEA, and moving on to Vice President of Strategic Accounts, General Manager of West Europe, followed by Managing Director, Asia-Pacific. Mr. Waisman has also served as EMEA Regional Sales and Marketing Director (Broadband division) at Comverse Ltd. Mr. Waisman holds a B.Sc. in electronic engineering from the Technion – Israel Institute of Technology, Haifa, Israel and an MBA in Business Administration from the Tel-Aviv University, Israel.

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

6.B          Compensation

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our executive officers with respect to the year ended December 31, 2018 (consisting of 10 persons, including two former executive officers) was $6.7 million. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement, or similar benefits and amounts expensed by the Company for automobiles made available to its executive officers.

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2019 annual general meeting of shareholders in accordance with Israeli regulations.

Terms of employment of Mr. Eitan Oppenhaim, our President and Chief Executive Officer, as approved by our shareholders, are as follows:

General

 (i) a monthly base salary of NIS 126,000; (ii) an annual bonus of up to twelve (12) monthly base salaries (with additional payment of up to 50% of the target bonus in the case of over achievement), subject to objectives which are annually predetermined by the board of directors and its committees, in accordance with our compensation policy; (iii) in connection with termination of employment (other than for cause), a three month advance notice and a six month adjustment period, during which Mr. Oppenhaim will be entitled to all of his compensation elements, and to the continuation of vesting of his options. In the event of employment termination during a fiscal year (unless for cause), the bonus shall be prorated (subject to certain adjustments); (iv) customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (v) subject to required approvals under applicable law, a directors and officers insurance, including a “run-off” insurance policy; (vi) non-disclosure, non-compete and ownership of intellectual property undertakings; and (vii) monthly travel expenses or a Company car, cellular phone, a land line phone, toll road expenses, a laptop computer and other expense reimbursements pursuant to the Company general policies.

Equity-Based Compensation

   Since January 1, 2015 until December 31, 2018, per the approval of the respective annual general meeting of shareholders, Mr. Oppenhaim was granted a total of 373,334 options to purchase ordinary shares of the Company with a weighted average exercise price of $16.94 and 82,222 restricted share units. The options and restricted share units: vest in equal annual installments over a terms of four years commencing one year from the grant date; expire seven (7) years after each grant date; can be cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Oppenhaim; and, were made in accordance with and subject to Section 102 of the Income Tax Ordinance of 1961 (New Version) (the “Ordinance”). In addition, Mr. Oppenhaim was granted in July 2017 and May 2018 60,000 performance based restricted units that vest over a period of three (3) years, provided that the Company exceeded the performance targets for vesting set by the compensation committee and board of directors of the Company, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Oppenhaim. In the event a portion of these restricted share units fails to vest, such portion will be carried forward to the third vesting date and will vest if the Company’s average annual return on equity based on net income during the previous three (3) years shall be no less than ten percent (10%).

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

   Directors and Officers Equity Based Compensation

   As of February 14, 2019, a total of 1,027,928 options to purchase our ordinary shares and 130,702 RSU’s were outstanding and held by certain current executive officers and directors (consisting of 17 persons), of which 509,181 options are currently exercisable or exercisable within 60 days of February 14, 2018, 38,274 shares are held by trustee due to vested RSUs and 8,278 RSU’s will vest within 60 days of February 14, 2018. See “Item 6E. Share Ownership” in this annual report on Form 20-F.

   In accordance with our equity-based compensation policy, effective August 2017, the exercise price of granted options is equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

  Compensation of Directors

The total amount paid or payable to the directors, including our directors who were in the position of external directors until May 2018, (consisting of eight persons from January until April 2018, and seven persons from May until December 2017), for 2018 was $0.36 million.

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

2.          Additionally, the following payments (subject to the minimal and maximal payment restrictions applicable to the Company under the Regulations): (i) for each meeting that the director or attends in person, an amount of US$600 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors); (ii) for each execution of a written consent in lieu of a meeting, an amount of US$300 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors); and (iii) for each meeting that the director attends by teleconference, an amount of US$360 (in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors).

3.          An annual award of an option to purchase up to 10,000 ordinary shares or options with fair market value of US$80,000, the lower of the two, to be granted to each director on the date of each annual general meeting at which such director is elected or reelected. The exercise price of each option will be determined pursuant to our policy and consistent with our compensation policy, the options will vest quarterly over a period of four years.

All the above mentioned sums were paid in an equivalent amount in NIS according to a NIS 4.00 = US$1.00 exchange rate, provided that such payment will not be lower than the applicable payment required under the Regulations to be paid to external directors, and the proposed changes are in line with the Company’s Compensation Policy (as further detailed below).

In February 2017, our board of directors has resolved, based on the recommendation of our compensation committee, that effective as of July 2017, the compensation arrangement of the Company’s directors (excluding the chairman of the board of directors and, unless approved otherwise, any other director who is also an employee of the Company) will be changed such that the annual payment will be increased to NIS 92,000 (approximately US$26,300) and the payment per meeting to NIS3,000 (approximately US$860) (for each execution of a written consent in lieu of a meeting, an amount of NIS 1,500 and for each meeting that the director attends by teleconference, an amount of NIS 1,800), subject to the applicable minimum and maximum limitations include in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760- 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time. No change was made with respect to the equity grants to the directors. The revisions in the annual and per meeting fees are exempted from approval of the Company’s shareholders pursuant to Rule 7 of Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 and Rule 1A(2) of the Companies Regulations (Relief from Related Party Transactions), 5760-2000.

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

6.C          Board Practices

Our Amended and Restated Articles of Association, as adopted by the Company’s shareholders and recently amended on April 26, 2018, or the Amended Articles, provide that we may have between five and nine directors. Our board of directors currently consists of seven directors, two of which are women.

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Select Market, are required to appoint at least two external directors.

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on a U.S. stock exchange, including the Nasdaq Global Select Market, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, in May 2018, we elected to “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on a U.S. stock exchange, including the Nasdaq Global Select Market, and (iii) we comply with the director independence requirements, the audit committee and the compensation committee composition requirements, under U.S. laws (including applicable Nasdaq Rules) applicable to U.S. domestic issuers.

Our board of directors has determined that all of our directors qualify as ‘‘independent directors’’ as defined by The Nasdaq Stock Market Rules.

   Our Amended Articles provide that directors may be elected at our annual general meeting of shareholders by a vote of the holders of more than 50% of the total number of votes represented at such meeting, not taking into consideration abstention votes. In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors does not exceed the maximum number of directors permitted by the Amended Articles. Our directors (other than the directors who were in the position of external directors until May 2018) serve as such until the next annual general meeting of our shareholders. Effective as of May 2018, and our adoption of the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation, our directors in office who were elected and classified as external directors, Ms. Dafna Gruber and Ms. Zehava Simon, are no longer classified as such under the Companies Law.  The transition rules set forth under the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation, which in the case of Ms. Gruber is until the date of our annual meeting of shareholders to be held in 2020, and in case of Ms. Simon is until earlier of the date of our annual meeting of shareholders to be held in 2020 and June 2020.

According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the Amended Articles.

Our board of directors resolved that the minimum number of board members that need to have accounting and financial expertise is one (1).

Our board of directors determined that each of Ms. Dafna Gruber and Ms. Zehava Simon has accounting and financial expertise as described in the regulations promulgated pursuant to the Companies Law, and that, therefore, the requirements of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

Our board of directors has adopted a training program for newly appointed directors. Once appointed and following the completion of their onboard training, our directors continue to receive ongoing training as part of our directors training and development efforts.

Family Relationships

 There are no family relationships between any members of our executive management and our directors.

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

Audit Committee

Our Audit Committee is comprised of Dafna Gruber, Zehava Simon, Avi Cohen and Eli Fruchter. The audit committee is responsible to provide oversight of the accounting and financial reporting process of the Company and the audits of the financial statements of the Company, and assist the Board in its oversight of (i) the integrity of the Company's financial statements and other published financial information, (ii) the Company's compliance with applicable financial and accounting related standards, rules and regulations, (iii) the selection, engagement and termination, subject to shareholder approval, of the Company's independent auditor, (iv) the pre-approval of all audit, audit-related and all permitted non-audit services, if any, by the Company's independent auditor, and the compensation therefor, (v) the Company's internal controls over financial reporting and (vi) risk assessment and risk management.

Under the Companies Law, the audit committee is responsible, among others, for (i) identifying deficiencies in the business management practices of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) ensuring that a competitive process is conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; (iv) setting forth the approval process for transactions that are 'non-negligible' (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee; (v) evaluating the Company’s internal audit program and the performance of the Company’s internal auditor and the resources at his/her disposal; (vi) reviewing the scope of work of the Company’s external auditor and making recommendations regarding his/her salary; and (vii) creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company as well as adopting against retaliation. The audit committee is also responsible for reviewing and approving any material change or waiver in the Company's Corporate Code of Conduct regarding directors or executive officers, and disclosures made in the Company's annual report in such regard. The audit committee operates under a charter dully adopted by the board of directors.

Our board of directors has determined that each member of our audit committee is independent as such term is defined in Rule 10A‑3 under the Exchange Act, and that each member of our audit committee satisfies the additional requirements applicable under the Nasdaq rules to members of an audit committee.

Compensation Committee

Our Compensation Committee is comprised of Zehava Simon, Dafna Gruber, Raanan Cohen and Miron (Ronnie) Kenneth. The function of the compensation committee is described in the approved charter of the committee, and includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s officers, directors and executives and the overall compensation programs and reviewing and approving, or if required by law, approving and recommending for approval by the board of directors, grants and awards under the Company’s equity incentive plans. The primary objective of the committee is to oversee the development and implementation of the compensation policies and plans that are appropriate for the Company in light of all relevant circumstances, and which provide incentives that fit the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing shareholder’s value.

Our board of directors has determined that each member of our compensation committee is independent under the Nasdaq rules, including the additional independence requirements applicable to the members of a compensation committee.

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

Nominating Committee

Our Nominating Committee is comprised of Ronnie (Miron) Kenneth, Michael Brunstein, Eli Fruchter and Zehava Simon. The function of the nominating committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto.

On September 7, 2010, our board of directors resolved to authorize the audit committee to fulfill the scope and act as the Company’s investment committee.

All committees are acting according to written charters that were approved by our board of directors. In February 2012, we adopted an internal enforcement plan which was approved by our board of directors. The internal enforcement plan, as part of which we adopted and implementing procedures and policies in order to comply with the provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), the Companies Law and the applicable guidelines issued by Israeli Securities Authority. The internal enforcement plan includes, among others, the board committees’ charters, procedures with respect to related party transactions, insider trading, which prohibits hedging activities, reporting and complaints, anti-bribery policy and a code of conduct. Each of our committees have the power to retain, terminate and approve the related fees and other retention terms, as it deems appropriate, outside counsel and other experts and consultants to assist the committee in connection with its responsibilities without our board of directors approval and at the Company's expense.

In May 2017, we completed a review process of our enforcement plan and related procedures.

Approval of Related Party Transaction

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

In addition, an extraordinary transaction between a public company and a controlling shareholder (i.e. a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from its position on the board of directors or any other position with the company), or in which a controlling shareholder has a personal interest, including a private placement in which the controlling shareholder has a personal interest, a transaction between a public company and a controlling shareholder, the controlling shareholders' relative, or entities under its control, directly or indirectly, with respect to services to be provided to the public company, and a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, who is an office holder or an employee, requires the approval of the audit committee or, in some cases, the compensation committee (see "— Compensation of Officers and Directors" in this Item below), the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements: (i) the majority must include at least a majority of the shares of the voting shareholders who have no personal interest in the transaction (in counting the total votes of such shareholders, abstentions are not taken into account); or (ii) the total of opposition votes among the shareholders who have no personal interest in the transaction may not exceed 2% of the aggregate voting rights in the company. Any such transaction the term of which is more than three years, must be approved in the same manner every three years, unless with respect to certain transactions as permitted by the Companies Law, the audit committee has determined that longer term is reasonable under the circumstances.

According to the Companies Law, if an extraordinary transaction is discussed by the board of directors or the audit committee, directors and office holders that have personal interest in the proposed transaction, may not participate in the discussion or vote. However, if the majority of the members of the audit committee or the board of directors (as applicable) have personal interest in the proposed transaction, then all directors (including those with personal interest) may participate in the discussion and vote, provided that in the event the majority of the members of the board of directors have personal interest in the transaction, said transaction will also be subject to the approval of the Company's shareholders.

Compensation of Officers and Directors

Under the Companies Law, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see above “—Board of Directors” Committees — Compensation Committee" in this annual report on Form 20-F.

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

Pursuant to the Companies Law, any transaction with an office holder (except directors and the chief executive officer of the company) with respect to such office holder's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (also see above "—Board of Directors' Committees — Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a 'Public Pyramid Held Company'. For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the chief executive officer even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the chief executive officer must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see above —“Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO does not have to be approved by the shareholders of the company, provided that: (i) the chief executive officer is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction are consistent with the provisions of the company's compensation policy. Under the Companies Law, non-material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the chief executive officer), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law provides that such transaction is subject to the approval of the compensation committee, the board of directors and the shareholders' meeting. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see above "—Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report on Form 20-F) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

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

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Ms. Dana Gottesman-Erlich, CPA (Isr.) of BDO Ziv Haft, an independent registered accounting firm which is a part of the BDO international accounting firm. Ms. Gottesman-Erlich replaced Mr. Guy Sapir, C.P.A (Isr) of Kesselman & Kesselman PwC Israel as our internal auditor as of January 2016. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is working based on a risk survey and audit plan, which is determined by our audit committee and approved by our board of directors.

6.D          Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2016(*)	2017(*)	2018(*)

Total Personnel	510	616	662

Located in Israel	299	352	373
Located abroad	211	264	289

In operations	83	100	100
In research and development	178	216	275
In global business	214	251	242
In general and administration	35	49	45
_______________________

(*)          The numbers of employees set forth in this table do not include contractors and an insignificant number of temporary employees retained by the Company from time to time.

We were a member of the Industrialists Association in Israel, an employer’s union until December 31, 2006. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, paid vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy and Industry make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation and travel expenses. In Israel, Nova is subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order determines the pension terms of the employees which fall under its criteria.

6.E          Share Ownership

Based on information provided to us, our 17 directors and officers listed in Item 6A above, have had, as a group, sole voting and investment power for 560,028 shares beneficially owned by them as of February 14, 2018 (representing 2% of the 27,925,149 issued and outstanding ordinary shares of the Company as of such date). Such number includes 512,148 shares subject to options that are immediately exercisable or exercisable within 60 days of February 14, 2018 (with expiration dates ranging between 2019 and 2026; exercise prices ($/share) ranging between 0.93 and 29.45), 45,769 shares held by the trustee due to vested RSUs, and 2,111 RSUs to be vested within 60 days as of February 14, 2018. Each of such directors and executive officers beneficially owned less than 1% of the Company’s shares as of such date.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 14, 2018 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans under which we have outstanding equity grants, are described below:

2007 Incentive Plan (which was active until October 2017) - The maximum number of ordinary shares to be issued under the plan, which was adopted by our shareholders on October 25, 2007, was 2,500,000, subject to future increases or decreases by the Company. On May 1, 2012, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by one million shares, and amend the 2007 Incentive Plan to address a change in the clearing procedures of the TASE. On December 17, 2014, the board of directors resolved to increase the aggregate number of shares issuable under the 2007 Incentive Plan by two million shares, and to amend the 2007 Incentive Plan. Such amendment includes, among others, a change of the exercise period in the event of termination, and in case of death, disability or retirement of the optionee. In connection with the aforementioned increases, we have not obtained a shareholder approval as required under Nasdaq Listing Rules and followed in lieu home practice rules that do not require such approval. As of December 31, 2018, options to purchase 3,354,112 ordinary shares at an exercise prices which range from $0.43 to $24.70, the fair market value of Nova’s stock based on the dates of grant, were granted under this plan of which, as of December 31, 2018, 2,288,813 options were exercised, 691,720 options were outstanding and exercisable, 932,227 options had been cancelled and 391,352 were outstanding and unvested. As of December 31, 2018, 834,142 RSU’s had been granted, of which 622,993 had vested, 97,411 had been cancelled and 113,738 RSU's were outstanding. Following adoption of 2017 share incentive plan, as detailed herein, we have ceased granting equity under the 2007 incentive plan.

2017 Share Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our board of directors on August 1, 2017, is 2,500,000, subject to future increases or decreases by the Company. The Company has used its option as a foreign private issuer to opt out of Nasdaq requirement for a shareholders’ approval of the plan, by providing a legal opinion letter to Nasdaq on August 25, 2017. As of December 31, 2018, options to purchase 314,681 ordinary shares at an exercise prices which range from $22.56 to $31.26, the closing price of the Company's ordinary shares on Nasdaq on the day of grant, were granted under this plan of which, as of December 31, 2018, no options were exercised, 36,345 options were outstanding and exercisable, 5,680 options had been cancelled and 410,656 were outstanding and unvested. As of December 31, 2018, 226,303 RSU’s had been granted, of which 12,450 RSU’s had vested, 3,696 had been cancelled and 210,157 RSU's were outstanding.

On September 12, 2013, our shareholders (following an approval by our compensation committee and board of directors), approved the Company's compensation policy, which includes, among others, provisions relating to equity-based compensation for Nova's executive officers. On August 2, 2016, our board of directors (per the recommendation of our compensation committee) has concluded that the approval of the proposed amended and restated compensation plan is in the interest of the Company, and based on detailed arguments and in accordance with the provisions of the Companies Law, has resolved to approve our amended and restated compensation policy despite the objection of our shareholders. Accordingly, our amended compensation policy is effective as of that date.

The amended and restated compensation policy provides, among others, that: (i) such equity based compensation is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company's equity incentive plan in place as may be updated from time to time; (ii) all equity-based incentives granted to executive officers will be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to executive officers (other than directors) will vest gradually over a period of between three to five years; and (iii) all other terms of the equity awards will be in accordance with Nova's incentive plans and other related practices and policies. The board of directors may, following approval by the compensation committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any executive officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law. The compensation policy also provides that the equity-based compensation will be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer. The fair market value of the equity-based compensation for the executive officers will be determined according to acceptable valuation practices at the time of grant.

Our equity-based compensation policy, which was initially adopted in February 2007 and was most recently amended in December 2018, provides, among others, that the exercise price for each option will be equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

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

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 27,925,149 ordinary shares outstanding as of February 14, 2018.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Menora Mivtachim Holdings Ltd. and Menora Mivtachim Pensions and Gemel Ltd. (1)	2,748,785	9.84%
The Phoenix Holdings Ltd., Itshak Sharon (Tshuva), and Delek Group Ltd. (2)	2,228,397	7.98%
Harel Insurance Investments & Financial Services Ltd. (3)	2,095,493	7.50%
Clal Insurance Enterprises Holdings Ltd., IDB Development Corporation Ltd. and Eduardo Sergio Elsztain. (4)	2,025,849	7.25%
Renaissance Technologies LLC. (5)	2,013,700	7.21%
Psagot Investment House Ltd. (6)	1,505,717	5.39%

(1)          The information is based upon Amendment no. 2 to Schedule 13G/A filed with the SEC by Menora Mivtachim Holdings Ltd. and Menora Mivtachim Pensions and Gemel Ltd. on February 14, 2019.

(2)          The information is based upon Amendment no. 1 to Schedule 13G/A filed with the SEC by The Phoenix Holdings Ltd., Delek Group Ltd. and Itshak Sharon (Tshuva) as of February 14, 2019.

(3)          The information is based upon Amendment no. 5 to Schedule 13G/A filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on January 29, 2019.

(4)          The information is based upon Amendment no. 1 to Schedule 13G/A filed with the SEC by Clal Insurance Enterprises Holdings Ltd., and IDB Development Corporation Ltd. and Eduardo Sergio Elsztain on February 14, 2019.

(5)          The information is based upon Amendment no. 5 to Schedule 13G filed with the SEC by Renaissance Technologies LLC on February 13, 2019.

(6)          The information is based upon Amendment No. 2 to Schedule 13G filed with the SEC by Psagot Investment House Ltd. on February 21, 2019.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the decrease in the percentage of ownership by Clal Insurance Enterprises Holdings Ltd. below 5% in 2017 and increase above 5% in 2018; (ii) the increase in the percentage of ownership held by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP above 5% in 2016, and the decrease in the percentage of ownership below 5% in 2017; (iii) the increase in the percentage of ownership held by Menora Mivtachim Holdings Ltd. above 5% in 2017, (iv) the increase in the percentage of ownership of Psagot Investment House Ltd. above 5% in 2018; (v) the decrease in the percentage of ownership of Yelin Lapidot Holdings Management Ltd., Dov Yelin, Yair Lapidot below 5% in 2018, and (vi) the decrease of in the percentage of ownership of Migdal Insurance & Financial Holdings below 5%  in 2018.

As of February 14, 2019, our ordinary shares were held by 14 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 14, 2018, 12 registered holders were U.S. domicile holders and held approximately 0.13% of our outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B.            Related Party Transactions

In June 2018, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $50,000,000 (including $5,000,000 Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee in accordance with the framework approved by our shareholders on June 22, 2017(the “Policy”).

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

For information relating to options granted to officers and directors, see “Item 6E. Share Ownership” in this annual report on Form 20-F. For information regarding our compensation policy and compensation arrangements with our directors and executive officers (including our chairman and chief executive officer), please refer to “Item 6B. Compensation” in this annual report on Form 20-F

7.C          Interest of Experts and Counsel

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

Export Sales

Substantially all of our products are sold to customers located outside Israel and the United States.

8.B          Significant Changes

Not applicable.

Item 9. The Offer and Listing

9.A          Offer and Listing Details

   Our ordinary shares began trading on Nasdaq on April 11, 2000 under the symbol “NVMI”. Our ordinary shares were registered for trading on the Tel Aviv Stock Exchange Ltd. in 2002 under the symbol “נובה”.

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

10.B        Memorandum and Articles of Association

Set forth below is a summary of certain provisions of our “Amended Articles” and Israeli law affecting shareholders of the Company. This summary does not purport to be complete and is qualified in its entirety by reference to our Amended Articles and the applicable law.

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

Shareholders Meetings.

An annual meeting should be convened at least once every calendar year, and no later than 15 months after the preceding annual meeting, to review the Company’s financial statements and to transact any other business required pursuant to the Amended Articles or to the Companies Law, and any other matter which the board of directors places on the agenda of the annual meeting, at a time and place that the board of directors will determine. A special meeting may be called by the board of directors and at the demand of any of the following: two directors or one-quarter of the directors then serving; one or more shareholders who hold at least five percent of the issued and outstanding capital stock and at least one percent of the voting rights in the Company; or one or more shareholders who hold at least five percent of the voting rights in the Company.

According to the Amended Articles, the quorum required for an ordinary meeting of shareholders is at least two shareholders present in person or by proxy who together hold or represent in the aggregate 33 1/3 % or more of the voting power. A meeting adjourned for lack of a quorum is reconvened one day thereafter at the same time and place or to such other day, time and place as our board of directors may indicate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any number of members present in person or by proxy, regardless of the number of shares represented. The Companies Law and regulations determine that prior notice of no less than 21 days should be given to the company’s shareholders, prior to convening a meeting. In the event that the issue to be resolved is an issue subject to the Israeli proxy rules, a notice of no less than 35 days should be given to the company’s shareholders. In some cases, a prior notice of not less than 14 days may be given to the company’s shareholders.

Subject to anti-terror legislations, there are no limitations on the rights of non-resident or foreign owners to hold or vote ordinary shares imposed under Israeli law or under the Amended Articles.

Changes in Capital.

Our share capital may be increased or decreased by a vote of our shareholders in accordance with the Companies Law.

Borrowing Powers

 Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by a certain organ of the Company, including the power to borrow money for company purposes.

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

10.C        Material Contracts

Israeli Lease Agreement

On May 3, 2018, we entered into a lease agreement, or the Lease Agreement, with Bayside Land Corporation Ltd., or Bayside. Pursuant to the Lease Agreement, we will lease from Bayside a total of approximately 12,000 square meters at a new building being built at the Science Park in Rehovot, with the intention to move the our headquarters in Israel to such premises.

The lease period for approximately 10,000 square meters, or the Initial Space, is expected to begin in the fourth quarter of 2019 and extend for a period of ten years, or the Initial Lease Period. We will have the option to extend the lease period by two periods of five years each, subject to customary conditions. The lease period for the additional approximately 2,000 square meters, or the Additional Space, is expected to begin in 2021, and may be extended through the same lease periods as the Initial Space. The lease cannot be terminated by us during the Initial Lease Period. Under certain circumstances, Bayside may terminate the Agreement in the event of change of control in the Company.

The average monthly lease, parking and management costs for the Initial Space in the Initial Lease Period are expected to be approximately NIS 665,000 per month. During each of the additional lease option periods, the monthly lease and parking payments for the Initial Space will be increased by 2.5%. The monthly lease, parking and management costs for the Additional Space are expected to be NIS 175,000 per month. The monthly lease, parking and management costs will be linked to the Israeli consumer price index.

On February 3, 2019, we entered into a construction contractor agreement with A. Weiss Construction and Supervision Ltd. in order to set the terms under which the contractor will perform the main construction and adjustment works in connection our new Israeli Lease Agreement. The services include, among others, adjustments of electro-mechanical systems as well as works related to electricity, plumbing, air conditioning, flooring, cladding and carpentry, all in accordance with the specifications, plans and the quantities schedule (Ktav-Kamuyot) enclosed to the agreement. The agreement may be terminated by the us for convenience, by providing to the Contractor a seven-days prior written notice.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2018 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be lower. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

 Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the “Investments Law”, provides that a capital investment in eligible facilities may, upon application to the Israeli Authority for Investments and Development of the Industry and Economy (the “Investment Center”), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including sources or funds, and by its physical characteristics or the facility or other assets, e.g., the equipment to be purchased and utilized pursuant to the program.

A company owning an Approved Enterprise is eligible for a combination of grants and tax benefits (the “Grant Track”). The tax benefits under the Grant Track include, among others, accelerated depreciation and amortization for tax purposes. The benefits period is ordinarily seven years commencing with the year in which the Approved Enterprise first generates taxable income. The benefits period is limited to 12 years from the earlier of the commencement of production by the Approved Enterprise or 14 years from the date of approval of the Approved Enterprise.

The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed pursuant to the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the ordinary course of business of the company investing in the Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not generally available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to a company investing in an Approved Enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it may be required to refund the amount of tax benefits, plus a consumer price index linked adjustment and interest.

A company that has an Approved Enterprise program that qualifies as a foreign investment company (an “FIC”) will be eligible for a three-year extension of tax benefits following the expiration of the available seven-year period. In addition, in the event that the level of foreign ownership in an Approved Enterprise reaches 49% or higher, the corporate tax rate applicable to income earned from the Approved Enterprise is reduced as follows:

% of Foreign Ownership	Tax Rate
Over 25% but less than 49%	Up to 25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company owning an Approved Enterprise may elect to forego its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length this exemption will depend on the geographic location of the Approved Enterprise within Israel. After the exemption period lapses, the company subject to tax at a reduced corporate tax rate between of 10% to 25% depending on the level of foreign investment in the company in each year, as detailed above, for the remainder of the benefits period.

We elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount that is determined by the distributed amount (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at referred above ranged between 10%-25%, depending on the level of foreign investment in the company in each yare year as explained above. Under the Investments Law, the transfer of funds from the Company to shareholders and other related parties may be deemed to be regarded as a dividend distribution for this purpose in certain circumstances. Dividends paid out of any income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”), allowing for a reduced tax rate), if the dividend is distributed during the tax exemption period or within 12 years thereafter. After such period, the withholding tax will be applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). In the event, however, which the company qualifies as a FIC, there is no such time limitation.

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

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, which is effective as of April 1, 2005, has changed certain provisions of the Investments Law, or the 2005 Amendment. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Benefited Enterprise” (rather than as an Approved Enterprise, which status is still applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the Grant Track). According to the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the ITA for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

The duration of the tax benefits described herein is limited to the earlier of seven (7) or ten (10) years (depending on the geographic location of the Benefited Enterprise within Israel) from the Commencement Year (as described below) or 12 or 14 years from the first day of the Year of Election (as described below), depending on the location of the company within Israel. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Benefited Enterprise, or the Year of Election, which is defined as the year in which a company requested to have the tax benefits apply to the Benefited Enterprise. The tax benefits granted to a Benefited Enterprise are determined, depending on the geographic location of the Benefited Enterprise within Israel, according to one of the following, which may be applicable to us:

(i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period and such dividend is actually paid at any time up to 12 years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been. The company is required to withhold tax on such distribution at a rate of 15% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate); or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income the Benefited Enterprise (the “Ireland Track”). The benefit period under the Ireland Track is for a period of ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

The benefits available to a Benefited Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index and interest, or other monetary penalty.

As a result of the 2005 Amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.

We had three Approved Enterprise plans under the Investments Law, which entitled us to certain tax benefits. In addition, in 2011, based on Company investments in property and equipment in the years 2008 and 2009, the Company submitted the applicable form as a Benefited Enterprise in accordance with the 2005 Amendment to the Investments Law. The year of election was 2010.

Tax benefits under the 2011 Amendment

On December 29, 2010, the Israeli Parliament approved the 2011 amendment to the Investments Law (the “2011 Amendment”). The 2011 Amendment significantly revised the tax incentive regime in Israel, commencing on January, 1 2011.

The 2011 Amendment introduced a new status of “Preferred Enterprise”, replacing the existed status of “Benefited Enterprise” and introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise. A Preferred Company is an industrial company that meets certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law as with respect to “Benefited Enterprise” was cancelled.

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014-2016	9%	16%
2017 onwards	7.5%	16%

* In December 2016, the Israeli Parliament (the Knesset) approved an amendment to the Investments Law pursuant to which the tax rate applicable to Preferred Enterprises in Development Region "A" would be reduced to 7.5% as of January 1, 2017.

The classification of income generated from the provision of usage rights in know-how or software that were developed in the Preferred Enterprise, as well as royalty income received with respect to such usage, as Preferred Enterprise income is subject to the issuance if a pre-ruling from the ITA stipulates that such income is associated with the productive activity of the Preferred Enterprise in Israel.

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

                Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20%  or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals – 20% (iii) non-Israeli residents - 20% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). In 2017 to 2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).The 2011 Amendment also revised the Grant Track to apply only to the approved programs located in Development Region “A” and shall provide not only cash grants (as prior to the 2011 Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%). In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Enterprise.

 The provisions of the 2011 Amendment do not apply to existing “Benefited Enterprises” or “Approved Enterprises”, which will continue to be entitled to the tax benefits under the Investments Law, as has been in effect prior to the 2011 Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the ITA, not later than the date prescribed for the filing of the company’s annual tax return for the respective year. A company owning a Benefited Enterprise or Approved Enterprise which made such election by June 30, 2015, will be entitled to distribute income generated by the Approved/Benefited Enterprise to its Israeli corporate shareholders tax free.

Until the end of 2015, we did not utilize tax benefits related to Preferred Enterprises. In 2016, we started utilizing such benefits, with a related tax rate which could range 12% to 16%.

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

Preferred Technological Enterprises will be subject to a reduced corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in Development Region "A". These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $56 million), and the sale receives prior approval from the IIA. Special Preferred Technological Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million (approximately $142 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are, distributed to a parent foreign company holding at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

                We reviewed the criteria for the tax rate of a “Special Preferred Technological Enterprise” and concluded that we are entitled to the reduced tax rate under the “Preferred Technological Enterprises” tax incentive regime starting 2017. We have notified the ITA that we elected applying this status starting 2017. We cannot asses at this stage the ITA position.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law defines “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year (exclusive of income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in any given tax year is industrial manufacturing.

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) ) that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

We believe that we qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. There is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Taxation of the Company Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index (CPI) or, in certain circumstances, according to the change in the foreign currency exchange rate, between the date of purchase and the date of disposition.

Generally, the capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding twelve (12) months period, such gain will be taxed at the rate of 30%.

The Real Gain derived by corporations will be generally subject to the ordinary corporate tax (2% in 2018 and thereafter).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2018 in 2018 and thereafter and a marginal tax rate of up to 47% in 2018 for individuals, unless the benefiting provisions of an applicable treaty applies.

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the  Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition will not apply to shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed. ; and (iii) with respect our ordinary shares listed on a recognized stock exchange outside of Israel, so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. Non-Israeli corporations will not be entitled to the foregoing exemptions if (i) an Israeli resident has a controlling interest, directly or indirectly, alone or together with another (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), or together with another Israeli resident, exceed 25% in one or more of the means of control in such non-Israeli resident corporation or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

 In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, exchange or disposition provided, among others (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident which is maintained in Israel the capital gain arising from such sale, exchange or disposition is not attributed to real estate located in Israel; (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) is holding the shares as a capital asset.

Either the purchaser, the stockbrokers or financial institution, through which payment to the seller is made, are obliged, subject to the above-mentioned exemptions, to withhold Israeli tax at source from such payment. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

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

Distribution of dividends from income attributed to a Preferred Enterprise is generally subject to a tax at a rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption)). Dividends distributed from income attributed to an Approved Enterprise and/or a Benefited Enterprise are generally subject to a tax rate of 15%. Those rates may be further reduced under the provisions of any applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). For example, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the maximum tax rate is 12.5% on dividends, not generated by an Approved Enterprise or Benefited Enterprise, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise or Benefited Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident maintained in Israel.

If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 641,880 for 2018 and thereafter, which amount is linked to the Israeli Consumer Price Index)), including, but not limited to income derived from dividends, interest and capital gains.

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

•
a trust, if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions; or (b) the trust has in effect a valid election in effect under applicable Treasury Regulations (as defined below) to be treated as a United States person.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the holder’s particular circumstances, including, but not limited to:

•	persons who own, directly, indirectly or constructively, 10% or more (by voting power or value) of our outstanding voting shares;

•	persons who hold the ordinary shares as part of a hedging, straddle or conversion transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons who acquire their ordinary shares in a compensatory transaction;

•	broker-dealers;

•	insurance companies;

•	regulated investment companies;

•	real estate investment companies;

•	qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

•	traders who elect to mark-to-market their securities;

•	tax-exempt organizations;

•	banks or other financial institutions;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares being taken into account in an applicable financial statement;

•	U.S. expatriates and certain former citizens and long-term residents of the United States; and

•	persons subject to the alternative minimum tax.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2017. For 2018, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2017. Nonetheless, there is a risk that we were a PFIC in 2018 or we will be a PFIC in 2019 or subsequent years. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2019 or a subsequent year. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

Alternatively, if a U.S. holder elects to “mark-to-market” its ordinary shares, the U.S. holder generally will include in its income any excess of the fair market value of our ordinary shares at the close of each taxable year over the holder’s adjusted basis in such ordinary shares. A U.S. holder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of the ordinary shares as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. holder’s adjusted tax basis in the ordinary shares generally will be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the ordinary shares generally will be treated as ordinary income. Ordinary loss treatment also will apply to any loss recognized on the actual sale or other disposition of ordinary shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such ordinary shares. If a U.S. holder makes a valid mark-to-market election with respect to our ordinary shares for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its ordinary shares. A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. No view is expressed regarding whether our ordinary shares are marketable for these purposes or whether the election will be available.

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

Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding. Certain holders (including, among others, corporations) generally are not subject to information reporting and backup withholding. A U.S. holder generally will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it is subject to backup withholding because it has previously failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

Any U.S. holder who is required to establish exempt status generally must file IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”).

Backup withholding is not an additional tax and may be claimed as a refund or a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

10.F        Dividends and Paying Agents

Not applicable.

10.G        Statements by Experts

Not applicable.

10.H        Documents on Display

As a foreign private issuer, are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not be required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We maintain a corporate website at www.novameasuring.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

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

Impact of Currency Fluctuation

Because our results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily the NIS, the Euro and the Japanese Yen) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2018, the value of the U.S. dollar revaluated against the NIS by 8.1%, devaluated against the Yen by approximately 2.0% and revaluated against the Euro by approximately 4.6%. During the first six months of 2018 the value of the U.S. dollar revaluated against the NIS by approximately 5.3%, devaluated against the Yen by approximately 2.1% and revaluated against the Euro by 3.6%. During the last six months of 2018 the value of the U.S. dollar revaluated against the NIS by approximately 2.7%, devaluated against the Yen by approximately 0.1% and revaluated against the Euro by approximately 1.0%.

As of December 31, 2018, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2018, and are expected to continue to be affected by such currency fluctuations in 2019. Starting January 1st, 2019, under the implementation of ASC 842 for lease accounting, we expect to record a NIS and Israel CPI linked liability, in the amount of approximately $16 million This liability is also expected to be affected by such currency fluctuations across the term of the lease.

In 2017, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $58 million with settlement dates through 2017-2018, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $58 million. In accordance with ASC 815-10, we recorded in 2017 an increase of approximately $0.16 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2017, with all other variables held constant, would increase the fair value of our net assets denominated in foreign currency, held at December 31, 2017, by approximately $0.11 million.

In 2018, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $77 million with settlement dates through 2018-2019, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $77 million. In accordance with ASC 815-10, we recorded in 2018 a decrease of approximately $0.3 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2018, with all other variables held constant, would increase the fair value of our net assets denominated in foreign currency, held at December 31, 2018, by approximately $0.25 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

  (a)    Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

  (b)     Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting,. The Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, means a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

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

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that our audit committee includes one audit committee financial expert, as defined by Item 16A of Form 20-F. Our board of directors has determined that Ms. Dafna Gruber is an “audit committee financial expert” as defined by the SEC rules as well as an independent director as such term is defined by Rule 5605(a)(2) of the Nasdaq Stock Market and has the requisite financial experience as defined by the Nasdaq rules.

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

Item 16C. Principal Accountant Fees and Services

        During the last three fiscal years, Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors. The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer for all services, including audit services, for the years ended December 31, 2017 and 2018:

	2017	2018

Audit Fees	$285,000	$310,000
Tax Fees	10,000	$58,000
Other Fees	2,500	$4,000
Total	$297,500	$372,000

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

         “Tax Fees”. The tax fees to Kost Forer Gabbay & Kasierer during the year ended December 31, 2017 included services related to tax assessment. The tax fees during the year ended December 31, 2018 include services related to ad- hoc tax advice.

        “Other Fees” include services related to SEC regulation consulting, IIA application support and Europe funding reporting requirements.

        Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, all audit, audit related and tax services must be specifically approved by the audit committee and certain other non-audit, non-audit related and non-tax services may be approved without consideration of specific case-by-case provided certain terms and procedures are met. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal years 2018 and 2017.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

 In November 2018, we announced a $25 million repurchase program of our ordinary shares. Through December 31, 2018, we spent an aggregate of $4.8 million to repurchase 200,000 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)

January-October 2018	N\A	N\A	N\A	N\A
November 2018	100,000	$23.51	100,000	$22.65
December 2018	100,000	$24.50	200,000	$20.2

Item 16F. Change In Registrant’s Certifying Accountant

See ITEM 16F in our annual report on Form 20-F for the year ended December 31, 2015.

Item 16G. Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on the Nasdaq Global Select Market. However, on August 1, 2017, our board of directors resolved to adopt the 2017 Share Incentive Plan, in connection of which, we have elected to follow home country practice rules which do not require the approval of our shareholders for such action rather than the applicable Nasdaq’s shareholder approval requirement.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-30.

Item 19. Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments Ltd. (the “Company”) as of December 31, 2018, and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report, dated February 28, 2019, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2015.
Tel-Aviv, Israel
February 28, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

Opinion on Internal Control over Financial Reporting

We have audited Nova Measuring Instruments Ltd. (the "Company") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018, and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018, of the Company and our report dated February 28, 2019, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
February 28, 2019

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 1 8	2 0 1 7
ASSETS
Current assets
Cash and cash equivalents	$22,877	$27,697
Short-term interest-bearing bank deposits	152,951	121,390
Trade accounts receivable, net of allowance for doubtful accounts of $94 and $94 at December 31, 2018 and 2017, respectively	53,531	40,949
Inventories (Note 3)	41,786	34,921
Other current assets	10,432	6,951
Total current assets	281,577	231,908

Non-Current assets
Long-term interest-bearing bank deposits	2,000	750
Deferred tax assets (Note 10)	3,873	1,957
Other long-term assets	529	362
Severance pay funds (Note 7)	1,394	1,503
Property and equipment, net (Note 4)	13,756	13,891
Intangible assets, net (Note 5)	10,187	12,800
Goodwill (Note 5)	20,114	20,114
Total non-current assets	51,853	51,377

TOTAL ASSETS	$333,430	$283,285

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$19,015	$15,754
Deferred revenues	3,984	10,334
Other current liabilities (Note 6)	25,079	26,038
Total current liabilities	48,078	52,126

Non-Current liabilities
Accrued severance pay (Note 7)	2,254	2,590
Other long-term liability	2,358	1,833
Total non-current liabilities	4,612	4,423

Commitments and contingencies (Note 8)

TOTAL LIABILITIES	52,690	56,549

SHAREHOLDERS’ EQUITY (Note 9)
Ordinary shares, NIS 0.01 par value - Authorized 40,000,000 shares at December 31, 2018 and 2017; Issued and Outstanding 27,917,505, and 27,898,304 at December 31, 2018 and 2017, respectively	74	74
Additional paid-in capital	122,312	122,426
Accumulated other comprehensive income (loss)	(188)	112
Retained earnings	158,542	104,124
Total shareholders’ equity	280,740	226,736

Total liabilities and shareholders’ equity	$333,430	$283,285

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Revenues:
Products	$193,298	$174,343	$122,439
Services	57,836	47,649	41,464
Total revenues	251,134	221,992	163,903

Cost of revenues:
Products	71,706	62,242	50,386
Services	34,194	28,563	25,362
Expense related to royalty buyout agreement with the Israel Innovation Authority (Note 8)	-	-	12,875
Total cost of revenues	105,900	90,805	88,623

Gross profit	145,234	131,187	75,280

Operating expenses:
Research and development expenses, net (Note 2m)	45,451	38,956	34,998
Sales and marketing expenses	28,847	24,554	21,523
General and administrative expenses	8,735	8,100	6,835
Amortization of intangible assets (Note 5)	1,759	1,758	1,758
Total operating expenses	84,792	73,368	65,114

Operating income	60,442	57,819	10,166

Financing income, net	2,984	2,276	1,216

Income before tax on income	63,426	60,095	11,382

Income tax expenses	9,051	13,636	1,738

Net income for the year	$54,375	$46,459	$9,644

Earnings per share:
Basic	$1.94	$1.68	$0.35
Diluted	$1.89	$1.63	$0.35

Shares used in calculation of earnings per share:
Basic	28,022,486	27,695,723	27,174,850
Diluted	28,765,329	28,524,259	27,503,497

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Net income for the year	$54,375	$46,459	$9,644

Other comprehensive income (loss) ("OCI") (Note 13) related to:
Unrealized gain (loss) from cash flow hedges	(489)	863	114
Less: reclassification adjustment for net gain (loss) included in net income (loss)	189	(701)	(50)
Other comprehensive income (loss)	(300)	162	64
Total comprehensive income for the year	$54,075	$46,621	$9,708

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share amounts)

						Accumulated
	Ordinary			Additional		Other		Total
	Shares			Paid-in		Comprehensive	Retained	Shareholders’
	Number	Amount		Capital		Income (Loss)	Earnings	Equity

Balance as of January 1, 2016	27,093,937	$73		$112,949		$(114)	$48,152	$161,060
Cumulative effect to share based compensation from adoption of a new accounting standard	-	-		131		-	(131)	-
Issuance of shares in connection with employee share-based plans	268,022	1		2,151		-	-	2,151
Issuance of shares upon exercise of options	70,472	(*	)	(*	)	-	-	(* )
Share based compensation	-	-		2,735		-	-	2,735
Share repurchase	(81,000)	(*	)	(937)		-	-	(937)
Other comprehensive income	-	-		-		64	-	64
Net income for the year	-	-		-		-	9,644	9,644
Balance as of December 31, 2016	27,351,431	74		117,028		(50)	57,665	174,717

Issuance of shares in connection with employee share-based plans	457,810	(*	)	2,619		-	-	2,619
Issuance of shares upon exercise of options	89,063	(*	)	(*	)	-	-
Share based compensation	-	-		2,779		-	-	2,779
Other comprehensive income	-	-		-		162	-	162
Net income for the year	-	-		-		-	46,459	46,459
Balance as of December 31, 2017	27,898,304	74		122,426		112	104,124	226,736

Cumulative effect from adoption of a new accounting standard – ASC 606 (Note 2l)	-	-		-		-	43	43
Issuance of shares in connection with employee share-based plans	99,285	(*	)	361		-	-	361
Issuance of shares upon exercise of options	119,916	(*	)	(*	)	-	-
Share based compensation	-	-		4,326		-	-	4,326
Share repurchase at cost	(200,000)	(*	)	(4,801)		-	-	(4,801)
Other comprehensive income	-	-		-		(300)	-	(300)
Net income for the year	-	-		-		-	54,375	54,375
Balance as of December 31, 2018	27,917,505	$74		$122,312		$(188)	$158,542	$280,740

 (*)          Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Cash flows from operating activities:

Net income for the year	$54,375	$46,459	$9,644

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	5,071	3,618	4,049
Amortization of acquired intangible assets	2,613	2,561	2,545
Loss related to equipment	-	-	222
Share-based compensation	4,326	2,779	2,735
Change in deferred tax assets, net	(1,916)	(31)	633
Increase (decrease) in accrued severance pay, net	(227)	94	38
Decrease (increase) in trade accounts receivables, net	(12,539)	1,677	(23,580)
Increase in inventories	(8,123)	(6,858)	(1,670)
Increase in other current and long-term assets	(3,648)	(2,245)	(2,180)
Increase (decrease) in trade accounts payables	3,261	(747)	2,123
Increase (decrease) in other current and long-term liabilities	(734)	8,242	3,037
Increase (decrease) in short term deferred revenues	(6,350)	6,262	(1,756)

Net cash provided by (used in) operating activities	36,109	61,811	(4,160)

Cash flows from investment activities:
Increase in short-term interest-bearing bank deposits	(31,561)	(50,844)	(1,248)
Additions to property and equipment	(3,678)	(6,295)	(3,133)

Net cash used in investing activities	(35,239)	(57,139)	(4,381)

Cash flows from financing activities:
Purchases of treasury shares	(4,801)	-	(937)
Shares issued under employee share-based plans	361	2,619	2,151

Net cash provided by (used in) financing activities	(4,440)	2,619	1,214

Increase (decrease) in cash and cash equivalents and restricted cash	(3,570)	7,291	(7,327)
Cash, cash equivalents and restricted cash - beginning of year	28,447	21,156	28,483
Cash and cash equivalents and restricted cash- end of year	$24,877	$28,447	$21,156

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet
Cash and cash equivalents	$22,877	$27,697	$20,406
Restricted cash included in Long-term interest-bearing bank deposits	2,000	750	750
Total cash, cash equivalents, and restricted cash	$24,877	$28,447	$21,156

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$13,048	$8,158	$1,902

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1          -            GENERAL

Business Description:

Nova Measuring Instruments Ltd. (”Nova” or the “Parent Company”) was incorporated and commenced operations in 1993 in the design, development and production of process control systems, used in the manufacturing of semiconductors. Nova has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, Taiwan, Korea and Germany (together defined as the “Company”).

The Company continues research and development for the next generation of its products and additional applications for such products. The Company operates in one operating segment.

On April 2, 2015, the Company completed the acquisition of 100% shares of ReVera Inc. (hereinafter – ReVera) a privately-held U.S. company. On December 31, 2017, ReVera, merged into Nova Measuring Instruments, Inc.

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

The following is a summary of the significant accounting policies, which were applied in the preparation of these financial statements, on a consistent basis:

A.	Principles of Consolidation and Basis of Presentation

The Company’s consolidated financial statements include the financial statements of the Parent Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

B.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company's management evaluates its estimates on an ongoing basis, including those related to, but not limited to income taxes and tax uncertainties, collectability of accounts receivable, inventory accruals, fair value and useful lives of intangible assets, and revenue recognition. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

C.	Financial Statements in U.S. Dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (the “dollar”). Accordingly, the Company uses the dollar as its functional and reporting currency. Certain of the dollar amounts in the financial statements may represent the dollar equivalent of other currencies, including the New Israeli Shekel (“NIS”). Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars in accordance with the principles set forth in ASC 830, “Foreign Currency Translation”.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2          -            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

D.	Cash and Cash Equivalents, and restricted cash

Cash and cash equivalents represent short-term highly liquid investments (mainly interest-bearing deposits) with maturity dates not exceeding three months from the date of deposit.

Certain restricted cash balances are presented within long-term interest-bearing bank deposits on the consolidated balance sheets based upon the term of the remaining restrictions. The restricted cash balance is related to lease obligations.

E.	Short Term Bank Deposit

Short term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

F.	Allowance for Doubtful Accounts

Trade accounts receivables are stated at realizable value, net of an allowance for doubtful accounts. The Company evaluates its outstanding accounts receivable and establishes an allowance for doubtful accounts according to specific identification basis, based on information available on the relevant customer credit condition, current aging, historical experience and based on Company policy. These allowances are re-evaluated and adjusted periodically as additional information is available.

G.	Business Combination

The Company accounts for business combination in accordance with ASC No, 805, “Business Combination” (ASC 805). ASC 805 requires recognition of assets acquired and liabilities assumed at the acquisition date, measured at their fair values as of that date. Any access of the fair value of net assets acquired over purchased price and any subsequent changes in estimated contingencies are to be recorded in the consolidated statements of operations.

H.	Inventories

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions) and the age of the inventory. At the point of the loss recognition, a new lower cost basis for that inventory is established. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.

Inventory includes costs of products delivered to customers and not recognized as cost of sales, where revenues in the related arrangements were not recognized.

Cost is determined as follows:

•	Raw materials – based on the moving average cost method.
•	Finished goods and work in process – based on actual production cost basis (materials, labor and indirect manufacturing costs).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2          -            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Property and Equipment

Property and equipment are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the estimated useful lives of the related assets. Estimated useful life, in years, is as follows:

Years

Electronic equipment	3-7
Office furniture and equipment	7-17
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

Depreciation methods, useful lives and residual values are reviewed at the end each reporting year and adjusted if appropriate.

J.	Goodwill and Intangible Assets

Goodwill and other purchased intangible assets have been recorded as a result of the acquisition of ReVera. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired, and related liabilities.

Goodwill is not amortized, but rather is subject to an impairment test, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at least annually (in the fourth quarter), or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Company has an option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the quantitative goodwill impairment test. The Company operates in one operating segment, and this segment comprises its only reporting unit.

Following the adoption of ASU 2017-04, "Simplifying the Test for Goodwill Impairment", any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit.

Intangible assets with finite life (refer to note 2T for impairment assessment of Intangible assets with finite life) are amortized over their useful lives using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, or, if that pattern cannot be reliably determined, using a straight-line amortization method.

Weighted Average Useful Life (Years)
Technology	7
Customer relationships	10
Backlog	1
IPR&D	(*)

(*) To be determined upon successful launch of the related product, subject to annual impairment assessment.

IPR&D is tested for impairment annually or more frequently when indicators of impairment exist. The Company first assesses qualitative factors to determine if it is more likely than not that the IPR&D is impaired and whether it is necessary to perform a quantitative impairment test. The qualitative assessment considers various factors, including changes in demand, the abandonment of the IPR&D or significant economic slowdowns in the semiconductor industry and macroeconomic environment. If adverse qualitative trends are identified that could negatively impact the fair value of the asset, then quantitative impairment test is performed to compare the carrying value of the asset to its undiscounted expected future cash flows.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2          -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If this test indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using discounted expected future cash flows utilizing an appropriate discount rate.

No impairment losses have been identified during 2016, 2017 and 2018 relating to goodwill and IPR&D.

K.	Accrued Warranty Costs

Accrued warranty costs are calculated with respect to the warranty period on the Company’s products and are based on the Company’s prior experience and in accordance with management’s estimate. The estimated future warranty obligations are affected by the warranty periods, install base, labor and other related costs incurred in correcting a product failure.

L.	Revenue Recognition

Adoption of ASC 606

Effective January 1, 2018, the Company adopted ASU No. 2014-9, “Revenue from Contracts with Customers” and the related amendments (“ASC 606”) which supersedes ASC 605, "Revenue Recognition", using the modified retrospective method. ASC 606 was applied to all uncompleted contracts as of January 1, 2018, by recognizing the cumulative effect of initially applying ASC 606 as an adjustment to the opening balance of retained earnings at January 1, 2018 and a reduction of $43 in the deferred revenues balance. As part of its assessment process, the Company identified a change in the timing of revenue recognition associated with certain transactions in which recognition was previously subject to final acceptance from the customer. Following the adoption of ASC 606, the associated revenues are recognized upon delivery.

The Company applied the practical expedient for incremental costs of obtaining contracts, in which the associated asset would have been amortized over up to one year.

Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period have not been adjusted and continue to be reported in accordance with ASC 605 guidance. As of December 31, 2018, the balance sheet changes attributable to ASC 606 related to accounts receivable and deferred revenue were not materially different than the impact upon adoption. In addition, the application of ASC 606 did not have a material impact to either the Company's revenues, cost of sales or its operating expenses during 2018.

Revenue Recognition Policy

The Company enters into revenue arrangements that include products and services which are generally distinct and accounted for as separate performance obligations. The Company determines whether arrangements are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether the Company's commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

The company derives revenue from sales of advanced process control systems, spare parts, labor hours (mainly related to installation) and service contracts.

Revenues derived from sales of advanced process control systems, spare parts and labor hour are recognized at a point in time, when control of the promised goods or services is transferred to the customers, upon fulfillment of the contractual terms (typically upon shipment of the systems and spare parts or when the service is completed for labor hours).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2          -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues derived from service contracts, are recognized ratably over time in accordance with the term of the contract since the Company has a stand-ready obligation to provide the service. Such contracts generally include a fixed fee.

Revenues from sales which were not yet determined to be final sales due to certain acceptance provisions are deferred.

Significant Judgments - Contracts with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative Standalone Selling Price (“SSP”). Judgment is required to determine the SSP for each distinct performance obligation. The Company uses a range of amounts to estimate SSP when it sells each of the products and services separately and needs to determine whether there is a discount to be allocated based on the relative SSP of the various products and services.

Remaining Performance Obligations

Remaining performance obligations (RPOs) represent contracted revenues that had not yet been recognized and include deferred revenues and invoices that have been issued to customers but were uncollected and have not been recognized as revenues. As of December 31, 2018, the aggregate amount of the RPOs was $7,983 comprised of $3,985 deferred revenues and $3,998 of uncollected amounts that were not recognized yet as revenues. The Company expects the RPO to be recognized as revenues over the next year.

Contract Balances

Contract balances are presented separately on the consolidated balance sheets.

Revenues recognized during 2018 from amounts included within the deferred revenues balance at the beginning of the period amounted to $21,639.

The Company’s general payment terms are less than 1 year; therefore, the company doesn’t record any financing components.

For more disaggregated information of revenues refer to Note 11.

M.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Israeli Innovation Authority (“IIA”, formerly known as the Office of the Chief Scientist) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Royalty expenses are determined based on actual revenues and presented in cost of revenues. During 2016 the Company entered into a royalty buyout agreement with the Israel Innovation Authority (“IIA”). Refer to note 8A for further details. Research and development grants recognized during the years ended December 31, 2018, 2017 and 2016 were $5,763, $4,634 and $4,261 respectively.

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

O.	Share-Based Compensation

The Company accounts for equity-based compensation using ASC 718-10 “Share-Based Payment,” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards.

Share Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2 0 1 8	2 0 1 7	2 0 1 6
Risk-free interest rate	2.79%	1.81%	1.08%
Expected life of options	4.76 years	4.70 years	4.62 years
Expected volatility	31.82%	28.01%	28.41%
Expected dividend yield	0%	0%	0%

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

P.	Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period, net of treasury shares. Diluted earnings per share reflect the potential dilutive effect of all convertible securities. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options amounted to 446,301 in 2018, 275,594 in 2017 and 1,134,971 in 2016.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2          -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basic earnings per share in 2018, 2017 and 2016 were $1.94, $1.68 and $0.35 respectively. Diluted earnings per share in 2018, 2017 and 2016 were $1.89, $1.63 and $0.35 respectively.

Q.	Concentrations of Credit Risk

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

R.	Fair Value Measurements

The fair values of the Company cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying amounts due to their short-term nature.

The Company follows the provisions of ASC No. 820, “Fair Value Measurement” (“ASC 820”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining a fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions that market participants would use in pricing an asset or liability, based on the best information available under given circumstances.

The hierarchy is broken down into three levels, based on the observability of inputs and assumptions, as follows:

Level 1 - Observable inputs obtained from independent sources, such as quoted prices for   identical assets and liabilities in active markets.
Level 2 - Other inputs that are directly or indirectly observable in the market place.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The estimated fair values of the derivative instruments are determined based on market rates to settle the instruments. The fair value of the Company derivative contracts (including forwards and options) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the Company derivative contracts have been classified as Level 2.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2          -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the Company options contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource.

S.	Derivative Financial Instruments

ASC 815 requires the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings (as part of the financing income, net, in the consolidated statement of operations) during the period of change. See Note 13 for disclosure of the derivative financial instruments in accordance with such pronouncements.

T.	Impairment of Long-Lived Assets

Long-lived assets (tangible and intangible assets with finite life), held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset Group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset Group) would be written down to their estimated fair values.

The Company performed an impairment review and did not identify any indicators for impairment as of each of 2018, 2017 and 2016.

U.	New Accounting Pronouncements

Recently adopted

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public entities for fiscal years beginning after December 15, 2017. The Company adopted the ASU in 2018.

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

The guidance is effective for fiscal years beginning after December 15, 2019 with early adoption permitted. The Company has early adopted the new guidance on January 1, 2018. The adoption of the new guidance did not have any impact on the Company's consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2          -           SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2017, the FASB issued ASU 2017-12, derivatives and hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, amendments to hedge accounting guidance. These amendments are intended to better align a Company’s risk management strategies and financial reporting for hedging relationships. Under the new guidance, more hedging strategies will be eligible for hedge accounting and the application of hedge accounting is simplified. In addition, the new guidance amends presentation and disclosure requirements. The guidance is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. The guidance requires the use of a modified retrospective approach. The Company early adopted the new guidance on January 1, 2018. The adoption of the ASU did not have any impact on the Company's consolidated financial statements.

Recently Issued

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), as amended, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company elected to apply the new standard effective January 1, 2019 on a modified retrospective basis and will not restate comparative periods. The Company intends to elect the package of practical expedients permitted under the transition guidance, which allows it to carry forward our historical lease classification, its assessment on whether a contract is or contains a lease, and its initial direct costs for any leases that exist prior to adoption of the new standard. The Company will also elect to combine lease and non-lease components. The Company expects an amount of approximately $29,161 would be recognized as total right-of-use assets and total lease liabilities on its consolidated balance sheet as of January 1, 2019.

The Company implemented internal controls and key system functionality to enable the preparation of financial information on adoption.

In January 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses on Financial Instruments”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company is currently evaluating the potential impact of adoption of the ASU on its consolidated financial statements.

NOTE 3          -           INVENTORIES

A.	Composition:

	As of December 31,
	2 0 1 8	2 0 1 7

Raw materials	$11,166	$10,634
Work in process	18,736	15,507
Finished goods	11,884	8,780
	$41,786	$34,921

B.	In the years ended December 31, 2018, 2017 and 2016, the Company wrote-off inventories in a total amount of $3,413, $3,418 and $4,038, respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 4          -           PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2 0 1 8	2 0 1 7
Cost:
Electronic equipment	$33,160	$29,793
Office furniture and equipment	1,557	1,980
Leasehold improvements	11,340	10,947
	$46,057	$42,720

Accumulated depreciation:
Electronic equipment	25,259	22,740
Office furniture and equipment	1,237	1,428
Leasehold improvements	5,805	4,661
	32,301	28,829
Net book value	$13,756	$13,891

Depreciation expenses amounted to $5,071, $3,618 and $4,049 for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 5          -            GOODWILL AND INTENGABLE ASSETS

Goodwill and Intangible assets originated from the acquisition of ReVera Inc. ("ReVera") on April 2, 2015. The following is a summary of intangible assets as of December 31, 2018 and 2017:

	As of December 31,
	2 0 1 8	2 0 1 7
Original amount:
Technology	$12,305	$12,305
Customer relationships	5,191	5,191
Backlog	3,506	3,506
IPR&D	1,927	1,927
	22,929	22,929

Accumulated amortization:
Technology	6,592	4,834
Customer relationships	2,644	1,789
Backlog	3,506	3,506
IPR&D	-	-
	12,742	10,129
Net book value	$10,187	$12,800

Annual amortization expenses (excluding IPR&D ) are expected as follows:

Year ending December 31,
2019	$2,625
2020	2,503
2021	2,297
2022	736
2023	84
Thereafter	15
$8,260

                     Goodwill amounted to $20,114 as of December 31, 2018 and 2017.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6          -            OTHER CURRENT LIABILITIES

A.         Consists of:

	As of December 31,
	2 0 1 8	2 0 1 7

Accrued salaries and fringe benefits	$14,008	$13,522
Accrued warranty costs (See B below)	5,622	5,055
Governmental institutions	4,417	7,215
Other	1,032	246
	$25,079	$26,038

B.         Accrued Warranty Costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2018 and 2017:

	As of December 31,
	2 0 1 8	2 0 1 7

Balance as of beginning of year	$5,055	$4,358
Services provided under warranty	(6,428)	(6,189)
Changes in provision	6,995	6,886
Balance as of end of year	$5,622	$5,055

NOTE 7          -            LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Severance pay expenses (income) for the years ended December 31, 2018, 2017 and 2016, amounted to $(161), $168 and $120, respectively (excluding the Company’s contributions for severance pay under section 14).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8          -            COMMITMENTS AND CONTINGENCIES

A.
In August 2016, the Company entered into a royalty buyout agreement ("the Agreement”) with the IIA. As part of the Agreement the Company paid $12,875 to the IIA in September 2016. The contingent net royalty liability to the IIA at the time of the settlement was $24,340. This obligation included different annual interest rates ranging up to 5%. As a result of this payment, the Company does not expect to pay royalty payments on the previous funds received from the IIA in the future.

Royalty expense amounted to $13,511 ($12,875 related to the Agreement), in 2016.

B.
The Company rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2039 (including renewal options). The minimum rental payments are as follows:

Year
2019	$3,135
2020	3,460
2021	3,436
2022	3,018
2023	3,004
Thereafter	32,489
Total	$48,542

Rental expense for the facilities amounted to $2,431, $2,172 and $2,139 for the year 2018, 2017 and 2016, respectively. In connection with the Company's facilities lease agreement in Israel, the lessor has a lien of approximately $2,000 on certain bank deposits as of December 31, 2018. These deposits are included in long-term interest-bearing bank deposits.

C.
The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2019-2021. As of December 31, 2018, non-cancelable purchase obligations were approximately $31,028.

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

On March 24, 2014, the Company announced $12,000 shares repurchase program, which was executed in 2014, 2015 and 2016. Through December 31, 2016, the Company repurchased 1,084,778 ordinary shares for an aggregate amount of $11,965. The Company has completed the program in May 2016.

On November 1, 2018, the Company announced $25,000 shares repurchase program, which is planned to be executed by the first half of 2020. Through December 31, 2018, the Company repurchased 200,000 ordinary shares for an aggregate amount of $4,801.

All treasury shares have been canceled as of the end of each respective year.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data

NOTE 9          -           SHAREHOLDERS’ EQUITY (Cont.)

C.	Equity Based Incentive Plans:

The Company’s Board of directors approves, from time to time, equity-based incentive plans, the last of which was approved in August 2017. Equity based incentive plans include stock options, restricted share units and restricted stock awards to employees, officers and directors.

Shares Options

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
Cost of Revenues:
Product	515	370	342
Service	414	269	218
Research and Development expenses	1,710	1,055	983
Sales and Marketing expenses	1,026	621	884
General and Administration expenses	661	464	308
Total	$4,326	$2,779	$2,735

Share options vest over four years and their term may not exceed 10 years. During the period commencing January 1, 2016 and ending July 31, 2017, the exercise price of each option was the average market price of the underlying share during the period of 30 trade days preceding the date of each grant. Commencing August 1, 2017, the exercise price is the market price.

The weighted average fair value (in dollars) of the options granted during 2018, 2017 and 2016, according to Black-Scholes option-pricing model, amounted to $8.37, $6.64 and $2.89 per option, respectively.

Summary of the status of the Company’s share option plans as of December 31, 2018, as well as changes during the year then ended, is presented below:

	2 0 1 8
	Share	Weighted Average
	Options	Exercise Price
Outstanding - beginning of year	1,417,191	14.02
Granted	371,419	26.22
Exercised	117,185	10.01
Expired and forfeited	141,352	14.25
Outstanding - year end	1,530,073	17.27

Options exercisable at year-end	728,065	12.71

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing share market price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data

NOTE 9          -           SHAREHOLDERS’ EQUITY (Cont.)

The total intrinsic value of options outstanding as of December 31, 2018 and 2017 was $10,665 and $17,284, respectively. The total intrinsic value of options exercisable as of December 31, 2018 and 2017 was $7,679 and $8,254, respectively. The total intrinsic value of options exercised during the years 2018, 2017 and 2016 was $2,170, $5,170 and $1,342 respectively.

The following table summarizes information about share options outstanding as of December 31, 2018:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)
0.93-3.00	2,840	0.55	1.13	2,840	1.13
3.01-7.00	10,000	1.48	4.20	10,000	4.20
7.01-8.00	16,600	0.57	7.82	16,600	7.82
8.01-9.00	62,762	1.59	8.74	62,762	8.74
9.01-10.00	19,289	1.29	9.06	18,788	9.05
10.01-20.00	796,619	3.71	11.48	531,192	11.41
20.01-31.26	621,963	6.13	26.33	87,579	26.54
	1,530,073		17.26	728,065	12.71

Unrecognized Compensation Expense

As of December 31, 2018, there was $1,967 of total unrecognized compensation cost related to non-vested employee options and $2,359 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's common stock on a one-for-one basis and vest 25% on each of the first, second, third and fourth anniversaries of the grant date and are not entitled to dividends or voting rights, if any, until they are vested. The fair value of such RSU grants is being recognized on a straight-line basis over the vesting period. Performance based RSU grants vest over a period of 3 years and are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

	Number of RSUs	Weighted average grant date fair value (USD)

Unvested at January 1, 2018	292,475	17.71
Granted	173,362	24.8
Vested	99,285
Canceled	42,657	22.4
Unvested at December 31, 2018	323,895

The total intrinsic value of RSUs vested during the years 2018, 2017 and 2016 was $1,048, $989 and $927, respectively.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data

NOTE 10        -           INCOME TAXES

A.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986:

As a "Controlled Foreign Cooperation" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986. Accordingly, its taxable income or loss is calculated in US Dollars.

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

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

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

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data

NOTE 10          -          INCOME TAXES (Cont.)

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

2.	The tax rate on dividend distributed, generated from "preferred income" or by a company that has an approved enterprise increased effective January 1, 2014 from 15% to 20%.

In 2016, most of the Company’s taxable income in Israel is attributable to Preferred Enterprises, with a related tax rate of 16%. In 2015 and 2014, most of the Company’s taxable income in Israel is attributable to Approved Enterprise programs with zero tax.

C.        The New Technological Enterprise Incentives Regime—Amendment 73 to the Investment Law

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the 2017 Amendment") was published. According to the 2017 Amendment, Technological preferred enterprise, as defined in the Law for the Encouragement of Capital Investments, 1959 ("the Encouragement Law"), with total consolidated revenues of less than NIS 10 billion, shall be subject to 12% tax rate on income deriving from intellectual property (in development area A - a tax rate of 7.5%

Any dividends distributed deriving from income from the preferred technological enterprises will be subject to tax at a rate of 20%. The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a foreign corporate shareholder, would be subject to a 4% tax rate (if the percentage of foreign investors exceeds 90%).

The Company assessed the criteria for qualifying to a “Preferred Technological Enterprise,” status and concluded that the Israeli entity is entitled to the above-mentioned benefits. The Company implemented the new incentives in its tax calculations starting 2017.

D.	The Tax Cuts and Jobs Act, 2017:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “US Tax Act”) that instituted fundamental changes to the taxation of multinational corporations. The Tax Act includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, the transition of U.S. international taxation from a worldwide tax system to a territorial tax system, and foreign derived intangible income deduction.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data

NOTE 10         -          INCOME TAXES (Cont.)

As of December 31, 2018, the Company completed its accounting of the tax effects of the US Tax Act and recorded a tax benefit of $1,534 in connection with Foreign-Derived Intangible Income.

In addition, the Company recorded a tax benefit of approximately $837 due to the decrease in the Federal corporate tax rate from 35% to 21% for the year ended December 31, 2017.

In December 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 118, which addresses how a company recognizes provisional estimates when a company does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the effect of the changes in the Tax Act. The measurement period ends when a company has obtained, prepared, and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year. The final impact of the Tax Act may differ from the above provisional estimates due to changes in interpretations of the Tax Act, any legislative action to address questions that arise because of the Tax Act, by changes in accounting standard for income taxes and related interpretations in response to the Tax Act, and any updates or changes to estimates used in the provisional amounts.

Foreign-Derived Intangible Income:

The 2017 Tax Act provides tax incentives to U.S. companies to earn income from the sale, lease or license of goods and services abroad in the form of a deduction for foreign-derived intangible income (“FDII”). FDII is taxed at an effective rate of 13.1% for taxable years beginning after December 31, 2017 and at an effective rate of 16.4% for taxable years beginning after December 31, 2025. The accounting for the deduction for FDII is similar to a special deduction and should be accounted for based on the guidance in ASC 740-10-25-37. The tax benefits for special deductions ordinarily are recognized no earlier than the year in which they are deductible on a tax return. As of December 31, 2018, the Company has made sufficient progress in its calculations to reasonably estimate the effect on its estimated annual effective tax rate.

Since a large portion of the US subsidiary sales are made to non-U.S. customers, this adjustment decreased the overall effective tax rate by 2.4% for the year ended December 31, 2018.

E.         Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets are as follows:

	As of December 31,
	2 0 1 8	2 0 1 7

Net operating loss carryforwards	$1,800	$2,042
Tax credits carryforward	-	*27
Temporary differences relating to reserve and allowances	4,234	2,602
Intangible assets	(2,161)	(2,714)
	3,873	1,957
Valuation Allowance, net of uncertain tax positions	-	*-
Deferred tax asset, net	$3,873	$1,957

*Reclassified

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data
NOTE 10         -          INCOME TAXES (Cont.)

The Company's U.S. subsidiaries have carry-forward tax losses of approximately $4,937 to offset against future U.S. federal taxable income. The carry-forward tax losses are expected to be fully utilized by 2024.

Israel:

	As of December 31,
	2 0 1 8	2 0 1 7

Long-term deferred tax assets	$2,998	$1,444
	$2,998	$1,444

International:

	As of December 31,
	2 0 1 8	2 0 1 7

Long-term deferred tax assets	$875	$5,338
	$875	$5,338

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss and tax credits carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

F.	Israel and International Components of Income before Taxes:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Israel	$41,013	$51,558	$14,021
International (mainly US)	19,129	8,537	(2,639)
	$60,142	$60,095	$11,382

G.	Israel and International Components of Income Taxes:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Israel	$5,767	$12,043	$2,615
International (mainly US)	3,284	1,593	(877)
	$9,051	$13,636	$1,738

Current	$10,793	$13,584	$1,105
Deferred	(1,742)	52	633
	$9,051	$13,636	$1,738

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data

NOTE 10        -          INCOME TAXES (Cont.)

                         H.        Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Net income before taxes	$63,426	$60,095	$11,382
Statutory tax expenses	8,100	7,674	1,821
Effect of non-benefited income New Technological or Approved or Preferred Enterprises statuses in Israel	172	181	136
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes, net	578	1,451	588
Different tax rates of deferred taxes	-	(226)	(104)
Effect of foreign operations taxed at various rates	2,034	1,888	(657)
Foreign Derived Intangible Income benefit	(1,534)	-	-
Tax credits	30	(1,650)
Adjustments for previous years tax	(369)	4,174	(135)
Other	40	144	*89
	951	5,962	(83)
Actual tax expense (benefit)	$9,051	$13,636	$1,738

I.	Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2018 and 2017 due primarily to effect of New Technological Enterprise status and U.S. Tax Cuts and Jobs Act of 2017 and in 2016 Preferred Enterprise status.

J.	Tax Assessments:

In 2017 the Company has received final tax assessments for the years 2012-2015 from the Israeli Tax Authorities. The net effect of the tax assessment in the amount of $3,553 is included in the Company’s statement of operations, as well as $355 of interest related to this assessment.

The US subsidiary has final tax assessments through tax year 2013. The other subsidiaries received final tax assessments through tax years 2012 until 2016.

K.	Undistributed earnings of foreign subsidiaries:

The Company considers the earnings of certain subsidiaries to be indefinitely invested outside Israel on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and the Company’s specific plans for reinvestment of those subsidiary earnings. The Company has not recorded a deferred tax liability of approximately $6,812 related to the Israel income taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside Israel. Should the Company decide to repatriate the foreign earnings, the Company would need to adjust the Company’s income tax provision in the period The Company determined that the earnings will no longer be indefinitely invested outside Israel.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data

NOTE 10          -         INCOME TAXES (Cont.)

L.	Uncertain Tax Positions:

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 1 8	2 0 1 7

Balance at the beginning of the year	1,707	$1,333
Decrease related to settlements with tax authorities, net	-	(1,142)
Decrease related to prior year tax positions, net	(164)	-
Increase related to current year tax positions	684	1,516
Balance at the end of the year	$2,227	$1,707

                         M.       Income from Other Sources in Israel:

Income not eligible for benefits under the New Technological Enterprise Laws mentioned in ”D” above are taxed at the corporate tax rate of 23% in 2018, 24% in 2017 and 25% in 2016.

NOTE 11        -           GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	%	%	%

Taiwan, R.O.C.	31	31	45
USA	18	17	9
Korea	21	28	16
China	18	16	19
Other	12	8	11
Total	100	100	100

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data

NOTE 11        -           GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

      Revenues are attributed to countries based on the geographic location of the customer.

                         B.         Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6
	%	%	%

Customer A	20	23	34
Customer B	19	22	11
Customer C	14	14	11
Customer D	9	8	11
Customer E	5	8	10

C.	Assets by Location:

Substantially all fixed assets are located in Israel.

NOTE 12        -          TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The total directors’ fees (including the chairman of the Board) for the year 2018 amounted to $354 (2017 - $350, 2016 - $267). The number of share options granted to directors in 2018 amounted to 138,000.

NOTE 13        -          FINANCIAL INSTRUMENTS

A.	Hedging Activities

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll expense) and forecast transactions which are expected to be denominated mainly in New Israeli Shekel ("NIS"). The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2018 and December 31, 2017 were $21,093, and $14,315 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2018 and December 31, 2017 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7
Derivatives designated as hedging instruments in cash flow hedge	$-	$138	$320	$-

The impact of derivative instrument on total operating expenses in the year ended December 31, 2018, 2017 and 2016 was:

	Year ended December 31,
	2 0 1 8	2 0 1 7	2 0 1 6

Loss (gain) on derivative instruments	$(189)	$701	$50

EXHIBIT INDEX

Number	Description
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

4.7+	Summary of lease agreement dated May 3, 2018, by and between the Company and Bayside Land Corporation Ltd.
4.8+	Summary of main contractor agreement dated February 3, 2019, by and between the Company and A. Weiss Construction and Supervision Ltd.
8.1	List of Subsidiaries (filed herewith).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
15.1	Consent of Kost Forer Gabbay & Kasierer (filed herewith).
101	Financial information from Nova Measuring Instruments Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Eitan Oppenhaim
Eitan Oppenhaim
President and Chief Executive Officer

Date:  February 28, 2019