Form 20-F
period 2019-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2020-03-12
CIK 1109345

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

5 David Fikes St., P.O. Box 266Rehovot7610201, Israel

(Address of principal executive offices)

Dror David, +972-73-2295833, +972-8-9407776, P.O.B 266, Rehovot 7610201, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value NIS 0.01 per share	NVMI	The Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,005,617 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2019.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
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

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained herein, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, “plan”, or similar expressions identify “forward looking statements”. Such statements, including without limitation, statements relating to our anticipated sales, revenues and expenses, our expectations with respect to our business and operations and our ability to gain market share are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We cannot guarantee future results, levels of activity, performance or achievements. We also undertake no obligation to release publicly any revisions to these forward–looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Among the factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods are competitive industry conditions and the ability to forecast the needs of the semiconductor industry with respect to the very cyclical nature of the industry and the very fast pace of technology evolutions and factors related to the conditions of the global markets and the global economy. Various other factors that could cause our actual results to differ materially are set forth in “Item 3D. Risk Factors” in this annual report on Form 20-F and elsewhere herein.

- ii -

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.Selected Financial Data

The following selected consolidated financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2017, December 31, 2016 and 2015 and for the years ended December 31, 2016 and December 31, 2015 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2015	2016	2017	2018	2019
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$148,514	$163,903	$221,992	$251,134	$224,909
Cost of revenues	71,434	88,623	90,805	105,900	103,089
Gross profit	77,080	75,280	131,187	145,234	121,820
Operating expenses:
Research and development expenses, net	39,703	34,998	38,956	45,451	44,508
Sales and marketing expenses	15,967	21,523	24,554	28,847	29,080
General and administrative expenses	8,511	6,835	8,100	8,735	10,066
Amortization of intangible assets	1,318	1,758	1,758	1,759	1,758
Total operating expenses	65,499	65,114	73,368	84,792	85,412
Operating profit	11,581	10,166	57,819	60,442	36,408
Financing income, net	643	1,216	2,276	2,984	3,078
Income before income taxes	12,224	11,382	60,095	63,426	39,486
Income taxes expenses (benefit)	(3,501)	1,738	13,636	9,051	4,315
Net income for the year	$15,725	$9,644	$46,459	$54,375	$35,171

Earnings per share:
Basic	$0.58	$0.35	$1.68	$1.94	$1.26
Diluted	$0.57	$0.35	$1.63	$1.89	$1.23
Shares used in calculation of net earnings per share:
Basic	27,185	27,175	27,696	28,022	27,895
Diluted	27,510	27,503	28,524	28,765	28,574

	December 31,
	2015	2016	2017	2018	2019
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$112,819	$128,872	$179,782	$233,499	$255,982
Total assets	207,269	218,593	283,285	333,430	400,443
Capital stock (including additional paid-in capital)	113,022	117,102	122,500	122,386	120,811
Shareholders’ equity	161,060	174,717	226,736	280,740	314,539

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

Like our peers serving the semiconductor front end market, our customer base is highly concentrated among a limited number of large customers. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered to be our major customers and the percentage of our revenue represented by each major customer may vary from period to period. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. For example, it is possible that any of our major customers could terminate its purchasing relationship with us or significantly reduce or delay the amount of our products that it orders, purchase products from our competitors, or develop its own products internally. The loss of any one of our major customers would adversely affect our revenues. Furthermore, if any of our customers become insolvent or have difficulties meeting their financial obligations to us for any reason, we may suffer losses. For more information regarding our sales by major customers as percentage of our total sales, see Note 11 to our consolidated financial statements contained elsewhere in this report.

The markets we target are cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

The semiconductor capital equipment market and industries, which are cyclical, experienced steep downturns and upturns between the years 2008 and 2019. In recent years, we have seen a more stable overall capital investment patterns, yet we cannot predict the length and strength of potential future downturns or expansions.

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

Furthermore, during 2019, we increased our leased facilities and related investments and our operating expenses. In the event of a global recession or certain other economic conditions forcing the Company to materially reduce its expenses, portions of such facilities may be rendered obsolete. As a result, we may have difficulty achieving continued profitability during a protracted slowdown.

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

Some of our commercial agreements with PEMs and customers may include exclusivity provisions, which prevent us from engaging in certain business relationships with third parties. In addition, some of our commercial agreements with PEMs also include limitations on the use of certain joint intellectual property. These exclusivity obligations and limitations are often used as a tool to promote the development and the penetration of innovative new solutions, and are usually limited in terms of scope and length. When considering whether to enter into any such exclusivity arrangements or accepting such limitations, we usually take into consideration the terms of the exclusivity (e.g., length and scope), the expected benefit to the Company, and the risks and limitations associated with such exclusivity or limiting undertakings. Exclusivity obligations or limitation of use relating to certain parts of our technology and products may affect our ability to commercialize our products, engage in potentially beneficial business relationships with third parties (including by means of a merger or acquisition), or introduce new products into relevant markets, which could slow or prevent our growth.

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

Although we have invested in measures to reduce these risks, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The cost and operational consequences of implementing, maintaining and enhancing further data or system protection measures could increase significantly to overcome increasingly intense, complex, and sophisticated global cyber threats. Despite our best efforts, we are not fully insulated from data breaches and system disruptions and, accordingly, we have experienced and expect to continue to experience actual or attempted cyberattacks of our IT networks. Although none of these actual or attempted cyberattacks has had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. Any material breaches of cybersecurity or media reports of perceived security vulnerabilities to our systems or those of the Company’s third parties, even if no breach has been attempted or occurred, could cause us to experience reputational harm, loss of customers and revenue, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard our customers’ information, or financial losses that are either not insured against or not fully covered through any insurance maintained by us. Any of the foregoing may have a material adverse effect on our business, operating results and financial condition.

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

Further, the regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In the European Union, the General Data Protection Regulation (GDPR) imposes more stringent data protection requirements and provides for greater penalties for noncompliance. The California Consumer Privacy Act (CCPA), enacted in 2018 and entered into effect in January 2020, creates new consumer rights relating to the access to, deletion of, and sharing of personal information that is collected by businesses. Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

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

There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs or to ensure the sale of inventory related to these products

We must continue to make significant investments in research and development in order to introduce new products and technologies, or to enhance the performance, features and functionality of our existing products, to keep pace with the competitive landscape and to satisfy customer demands. Substantial research and development costs are typically incurred before we confirm the technical feasibility and commercial viability of a new product, and not all development activities result in commercially viable products. There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs associated with such products or enhancements. In addition, we cannot be sure that these products or enhancements will receive market acceptance or that we will be able to sell these products at prices that are favorable to us. Our business will be seriously harmed if we are unable to sell our products at favorable prices or if the market in which we operate does not accept our products. In addition, in some cases, we accumulate inventories based on sales forecasts. If such sales forecasts are not materialized, we might need to write-off the related inventory, which will increase our losses.

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

Since the year 2009, we have been able to demonstrate continued profitability, yet since our inception in 1993, we have had several years of losses and we may incur net losses in future years as well. We plan to increase our aggregate operating expenses in 2020 relative to 2019. However, our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover the increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown.

Our dependence on a single manufacturing facility per product line magnifies the risk of an interruption in our production capabilities.

We have one manufacturing facility for our Optical CD product lines, which is located in Weizman Science Park, Rehovot, Israel, and one manufacturing facility for our XPS product line, which is located in Fremont, CA, US (the "Manufacturing Facilities"). These Manufacturing Facilities include special clean room environments and manufacturing jigs, which are customized to our needs. In addition, most of our ongoing inventories, including our main warehouse and work in process, are located in these Manufacturing Facilities. Although we adopted a disaster recovery plan, any event affecting any of our Manufacturing Facilities, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

Our lease agreements for our Manufacturing Facilities include provisions that exempt the landlord and others from liability for damages to our Manufacturing Facilities.

Pursuant to the lease agreements for our Manufacturing Facilities, the landlord and anyone on its behalf, and additional tenants are exempt from any liability for direct or consequential damages to our Manufacturing Facilities, except in the event of willful misconduct. While we have obtained insurance policies against certain damages, the aforementioned exemption of liability could compromise our ability to recover the full amount of such damages, and consequently we may incur substantial costs upon the occurrence of such damages.

Because shipment dates may be changed and some of our customers may cancel or delay orders with little or no penalty, and since we encounter difficulties in collecting cancellation fees from our customers, our backlog may not be a reliable indicator of actual sales and financial results.

We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified. In general, our ability to rely on our backlog for future forecasting and planning is limited because shipment dates may be changed, some customers may cancel or delay orders with little or no penalty, and our ability to collect cancellation fees from customers is not assured. Thus, our backlog may not be a reliable indicator of actual sales and financial results.

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

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Onto Innovation Inc. (formerly Nanometrics and Rudolph Technologies, who have merged during the second half of 2019), and KLA Corp., which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with PEMs, such as ASML Holdings N.V., and Applied Materials Inc., which develop (or might as well acquire companies which develop) in-situ sensors and metrology products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling our solution to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

•

the contribution and value our solutions bring to our customers;

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

We believe that the semiconductor capital equipment market has undergone consolidation over the last few years. For example, in 2011, Nanometrics acquired Nanda Technologies, and in 2015, we acquired ReVera Inc. In addition, over the past few years a major consolidation occurred in the process equipment manufacturers segment, such as Applied Materials Inc., acquiring Varian Semiconductor Equipment Associates in 2011; Lam Research Corporation acquiring Novellus Systems Inc. in 2016 and Coventor in 2017; Thermo Fisher Scientific Inc. acquired FEI Company, Inc. in 2016; ASML Holdings N.V. acquired Hermes Microvision Inc. in 2016; KLA Corporation acquired Orbotech Ltd. in 2019; and the merger between Nanometrics Incorporated and Rudolph Technologies, Inc. in 2019. We believe that similar acquisitions and business combinations involving our competitors, our customers and the PEMs may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer services, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and/or customers could jeopardize our competitive position.

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

Although we have not incurred in the past any material penalties for consequential or liquidated damages, we may incur such penalties in the future. Such penalties for consequential or liquidated damages may be significant (and so is the legal process conducted in connection with such penalties) and could negatively affect our financial condition or results of operations.

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

Sales of our systems depend, in significant part, upon our customers adding new manufacturing capacity or expanding existing manufacturing capacity, both of which involve a significant capital commitment. We may experience delays in finalizing sales following initial system qualification while a customer evaluates and approves an initial purchase of our systems. In general, for new customers, products or applications, our normal sales cycle takes between six (6) to twenty-four (24) months to complete. During this time, we may expend substantial funds and management effort, but fail to make any sales. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which we have limited control.

Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property could harm our competitive position.

As of December 31, 2019, we have been granted more than 160 U.S. patents and have about 40 U.S. patent applications pending including U.S. provisional patent applications. In addition, we have been granted about 110 non-U.S. patents as well as several utility models registered and more than 100 non-U.S. patent and utility model applications pending as well as several utility model applications.

We cannot assure that:

•

pending patent applications will be approved; or

•

any patents will be broad enough to protect our technology, will provide us with competitive advantages or will not be challenged or invalidated by third parties. We also cannot assure that others will not independently develop similar products, duplicate our products or, if patents are issued to us, design around these patents. Furthermore, because patents may afford less protection under foreign law than is available under U.S. law, we cannot assure that any foreign patents issued to us will adequately protect our proprietary rights.

In addition, some of the patents which relate to our main-stream products have already expired or are expected to be expired in the coming years. Such expiration may add significant competition to our tools in this area, which may lead to a decrease in our incomes. In addition, some of the territories in which we have begun to operate intensively in the last few years are not covered by the patents we have been granted regarding these or other products and technologies, and this may lead to increased competition.

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

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the expected tax consequences, which could result in tax and penalty payments and in an increase of our worldwide effective tax rate, and could adversely affect our financial position and results of operations.

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

Our principal customers are located in Taiwan, South Korea, China, Singapore, the United States and Europe, and we produce our products in Israel and the United States. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth including:

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

We may incur losses as a result of unforeseen or catastrophic events, including the recent outbreak of the novel coronavirus (COVID-19).

The occurrence of unforeseen or catastrophic events such as terrorist attacks, extreme terrestrial or solar weather events or other natural disasters, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency), could create economic and financial disruptions, and could lead to operational difficulties that could impair our ability to manage our business. In particular, the current outbreak of novel coronavirus (COVID-19) that was first reported from Wuhan, China, on December 31, 2019, including the resulting travel restrictions and quarantines already imposed by several countries, present concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, effects on revenues from customers, potential inability to visit customer sites for sales and services purposes, and/or a potential disruption to our supply chain. The trajectory of the coronavirus remains uncertain and it is becoming increasingly plausible that our business, and the livelihood of our employees (including employees stationed in our main sites in Israel and the US) and customers upon both of which our business relies, may be directly afflicted.

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

To the best of our knowledge, approximately 40% of our outstanding ordinary shares are cumulatively held by seven of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this annual report on Form 20-F.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2019, substantially all of our cash reserves were invested in bank institutions, of which approximately 40% was invested in one institution. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2019, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Related to Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Our principal executive offices and research and development facilities are located in Israel (Middle East) and therefore may be influenced by regional instability and extreme military tension. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors, could prevent or delay shipments of our products, harm our operations and product development and cause any future sales to decrease. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adverse affected.

On Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December of 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – and a third general election was held on March 2, 2020. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. Given the likelihood that the current political stalemate might not be resolved during the next calendar year, our ability to conduct our business effectively may be adversely affected.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, for special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Exhibit 2.1 to this annual report on Form 20-F, “Description of Securities”. For a more detailed discussion regarding some anti-takeover effects of Israeli law.

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

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel, commonly referred to as NIS. In addition, starting January 1, 2019, in accordance with ASC 842 of lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In such event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2019, the U.S. dollar devaluated against the NIS by 7.79%, after being devaluated by approximately 10.1% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

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

All these programs also restrict our ability to manufacture particular products and transfer particular technology, which were developed as part of the IIA’s programs, outside of Israel. The restrictions associated with these IIA’s programs may require us to obtain approval of the research and development committee nominated by the IIA for certain actions and transactions and pay additional payments to the IIA. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted and if granted, may increase our financial liabilities to IIA. In addition, if we fail to comply with certain restrictions associated with formerly received IIA's funding, we may be subject to criminal charges.

We are further exposed to risks related to the receipt of funding from other governments or governmental agencies in connection with strategic development programs, under which we receive funding. Under such strategic development programs, governments and governmental agencies typically have the right to terminate the program’s funding at any time. In addition, a project may be terminated by a mutual agreement, if the parties determine that the project's goals or milestones are not being achieved. As a result, there is no assurance that these sources of external funding will continue to be available to us in the future. Moreover, under the terms of certain governmental funding programs in which we receive funding, the applicable granting agency has the right to audit the costs that we incur, directly and indirectly, in connection with such programs. Any such audit could result in modifications to, or even termination of, the applicable governmental funding program. Any adverse finding resulting from any such audit could lead to penalties (financial or otherwise), termination of funding programs, suspension of payments or other adverse consequences to our ability to receive governmental funding. In addition, obligations related to grants received from the IIA grants bear an annual interest rate based on the 12-month LIBOR. Currently, there is considerable uncertainty regarding the publication of LIBOR beyond 2021, and it is not possible to determine precisely whether, or to what extent, the replacement of LIBOR would affect companies' existing or future liabilities to the IIA.

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

Until the end of 2015 we were eligible to receive certain tax benefits under Israeli law for capital investments as an Approved and Benefited Enterprise. In 2016, we made an election to receive tax benefits under Israeli law for capital investments as a “Preferred Enterprise”. Starting 2017, we made an election to receive Tax benefits under Israeli “Economic Efficiency Law” as a “Preferred Technological Enterprise”. While we believe that we meet the statutory conditions to entitle us to such benefits there can be no assurance that the tax authorities in Israel will concur to our position in general and for each specific year separately. We may be subject to additional taxes resulting from deemed dividend distribution of profits allocated to Approved Enterprise (Alternative Track) benefits, for example in case of a share repurchase or investment in foreign companies. Should it be determined that we have not, or do not meet such conditions, the benefits received would be cancelled. We would also be required to pay increased taxes or refund any benefits previously received, adjusted to the Israeli consumer price index and interest, or other monetary penalty. For additional information regarding Approved and Benefited Enterprise, Preferred Enterprise and Preferred Technological Enterprise see, “Item 10E. Taxation – Israeli Taxation” in this annual report on Form 20-F.

It should be noted that the Israeli government may reduce or eliminate the above-mentioned benefits in the future. The termination or reduction of these grants or tax benefits could harm our financial condition and results of operations, and result in significantly higher fluent tax payment. In addition, if we increase our activities outside Israel due to, for example, future acquisitions or outsourcing of manufacturing or development activities, these activities generally will not be eligible for inclusion in Israeli grants or tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

Generally, if for any taxable year 75% or more of our gross income consists of specified types of passive income, or, on average, at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Classification of Nova as a PFIC could result in adverse U.S. tax consequences to our U.S. shareholders, such as ineligibility for any preferential tax rates on capital gains or on dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. It may be possible for U.S. holders of our ordinary shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”) or a “mark-to-market election” under Section 1296 of the Code. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

We believe that for our 2019 taxable year we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2019. Absent one of the elections referenced above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2020 or subsequent years. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the 2020 taxable year, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “Taxation - U.S. Taxation – Passive Foreign Investment Companies.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property, whether or not such controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our current or future non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The Internal Revenue Service provided limited guidance on situations in which U.S. shareholders may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the shares.

The Tax Cuts and Jobs Act of 2017 could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law new legislation, known as the Tax Cuts and Job Act of 2017 (the “US Tax Act”), that significantly revises the Code. The US Tax Act, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions). Notwithstanding the reduction in the corporate income tax rate, the overall impact of the US Tax Act is uncertain, and our business and financial condition could be adversely affected. In addition, it is unknown if and to what extent various states will conform to the US Tax Act. The impact of the US Tax Act on holders of our ordinary shares is likewise uncertain and could be adverse. We urge our shareholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our ordinary shares.

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

Our headquarter office is located in Israel at 5 David Fikes St., 10th Floor, Rehovot. Our telephone number at our main office is +972-73-229-5600. In 2018, we entered into a new lease agreement for the lease a total of approximately 12,000 square meters at a new building being built at the Science Park in Rehovot, and during 2019 we moved our Israel headquarters to this building. For more information about our new lease see “Item 4D. Property, Plant and Equipment.”

4.A.8.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). The information is also available on our website (http://www.novami.com).

4.BBusiness Overview

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

We have always invested in our integrated metrology solutions as this continues to be an area where we have a leading position. In addition, we have developed stand-alone metrology systems, leveraging our technology, methods, metrology expertise and market position in the integrated metrology field to expand our offerings into the larger market for stand-alone metrology systems. Over the past several years we developed several generations of Stand-Alone metrology tools. Through a customer driven roadmap which aligns our development efforts with both R&D as well as high volume manufacturing needs of our customers, we have been able to build a differentiated product offering. The success of this endeavor has allowed us to grow this aspect of our business such that it now represents a significant part of our overall business. Today, both stand-alone and integrated metrology solutions have reached a level of maturity allowing semiconductor manufactures to choose how to use either technology and make decisions based on merit specific to the process step in question, always balancing between the amount of data attained and the use made of the data for capabilities such as automated process control. Our long-term strategy is focused on advanced metrology and process control solutions where our integrated metrology products and stand-alone metrology products are compatible or complementary and used in a customized way to meet specific customer needs. An additional layer is our growing investment in software solutions, including our machine learning and modeling solutions in high volume manufacturing. Our holistic strategy brings together the traditional physical modeling, together with machine and deep learning, supported by a strong computational management layer.

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

Lastly, in an effort to contribute to the sustainable development of society and to create new corporate value, we have addressed certain environmental, social and governance (ESG) issues. With respect to the environment, our new headquarters located in Rehovot, Israel is certified as “Leed Gold” - LEED (Leadership in Energy and Environmental Design), which is a widely used green building rating system and provides a framework for healthy, highly efficient, and cost-saving green buildings. LEED certification is a globally recognized symbol for sustainability achievement and leadership. In addition, we are committed to responsible sourcing of minerals and have taken action to both increase transparency in our supply-chain and ensure responsible procurement by our suppliers and sub-suppliers. We conduct conflict minerals due diligence pursuant to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. In general, our production does not involve industrial waste, and any waste that is created from used metal and electronics components is being processed through authorized companies. We also implemented recycling measures in our facilities, and we use a mechanism for electricity saving in our offices. With respect to society, in 2019 we moved our headquarters to a different facility in order to create better working conditions and advanced accessibility options for the disabled. We hold an annual safety program which includes training and safety drills for our employees, and instituted a safety committee which is convened on a monthly basis to discuss safety measures. We implemented new security systems in our facilities, including the installation of security-camera recording devices and the use of coded badges used for entering our facilities. Our employees regularly participate in voluntary activity meant to contribute to the betterment of society in Israel, the US, Taiwan and China, as well as activities designed to promote science and technology amongst underprivileged youth.

Our Market

Semiconductor Industry and the Metrology Market

The increased use of semiconductors has been accompanied by an increase in their complexity. Due to the creation of new applications and markets for semiconductors, suppliers and manufacturers are faced with an increasing demand for new products that provide greater functionality and better performance at lower prices. As a result, many new complex materials, structures and processes are being introduced into the semiconductor manufacturing ecosystem. Such materials include, among others, copper, cobalt, low-k and high-k dielectrics, silicon-on-insulator, silicon-germanium, III-V, strained silicon and raised source/drain. Manufacturers have transitioned in the past years toward 300 mm silicon wafers (from 200 mm silicon wafers). While 300 mm wafers can yield up to twice as many integrated circuits than 200 mm wafers, they also create new manufacturing challenges. For example, because 300 mm wafers can bend or bow more than twice that of 200 mm wafers, they are more susceptible to damage. The larger area of 300 mm wafers also makes it more difficult to maintain film uniformity across the entire wafer. Semiconductors also continue to move toward smaller feature sizes and more complex structures such as 3D FinFET transistors, GAA (Gate All Around), 3D-NAND and emerging memory structures. The growing complexity of semiconductor devices increase the complexity and the costs of the semiconductor manufacturing process, which has also been a driver for the growing demand for metrology systems.

The ever-increasing level of complexity and the decrease in feature sizes has also significantly increased the cost and performance requirements of semiconductor fabrication equipment. The cost of wafer fabrication equipment has also increased due to the higher levels of automation being utilized by manufacturers. Thus, semiconductor manufacturers must increase their investment in capital equipment in order to sustain technological leadership, to expand manufacturing capacity and maintain profitability. According to published reports by an industry market research firm, the cost of building a state-of-the-art semiconductor manufacturing facility has grown, and may exceed $10 billion in 2019 for building mega fab facilities capable of manufacturing 300 mm wafers. We believe that the process control equipment market, which includes the metrology segment, will grow in the future at a pace greater than the overall process equipment market since the challenges of meeting process design goals will become increasingly difficult such that process control equipment will consume a larger portion of the overall costs of semiconductor manufacturing equipment.

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

Process Control Requirement

The steps used to create semiconductors are accurate processes that require strict control of equipment performance and process sequences for the resulting semiconductors devices to function properly. Tight control is achieved through monitoring of the in-process wafers and by measuring relevant parameters after each process step. These procedures are usually carried out on a small sample of the wafers though in some steps where process stability is difficult to achieve, the number of sampled wafers will increase. The monitoring may include measurement of several parameters, such as the thickness and composition of the layers of thin film deposited, the dimensions of the features that are patterned through the photolithography process, as well as the registration or alignment between two consecutive layers, known as overlay and the material properties. Monitoring also includes inspection of the wafer for irregularities, defects or scratches. If parameters are out of specification or if defects or contamination are present, the manufacturer adjusts the process and measures another sample of wafers thereby allowing manufacturers to reduce costs and improve device performance.

The Need for Effective Process Control Tools

A number of technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control solutions. These trends include:

•

Development of Smaller Semiconductor Features. The development of smaller features, as 7nm and below, enables semiconductor manufacturers to produce larger numbers of circuits per wafer and to achieve higher circuit performance. As feature geometries decrease, manufacturing yields become increasingly sensitive to processing deviations and defects, as more integrated circuits are lost with every discarded wafer. In addition, the increased complexity and number of layers of the integrated circuits increase the chance of error during the manufacturing of the wafer and therefore needs much more inline monitoring.

•

Transition to 3D Device Structures. Foundries have adopted 3D FinFET transistors starting at 14/16 nm technology nodes to get improved performance, use less power in 1x technology nodes and to increase gate density. Memory makers moved to 3D NAND and vertical structures for next generation NAND technology, and invest research and development resources in NanoSheets. These trends require process control with metrology solutions capable of measuring critical dimensions in these 3D structures.

•

Transition to 3D Integration Technology. Three-dimensional (3D) integration of active devices, directly connecting multiple IC chips, offers many benefits, including power efficiency, performance enhancements, significant product miniaturization, and cost reduction. It provides an additional way to extend Moore’s law beyond spending ever-increasing efforts to shrink feature sizes.

•

Shortening of Technology Life Cycles. The technology life cycle of integrated circuits continues to shorten as semiconductor manufacturers strive to adopt new processes that allow a faster transition to smaller, faster and more complex devices. The accelerating rate of obsolescence of technology and the faster ramp to yield required by customers makes early achievement of enhanced productivity and high manufacturing yields an even more critical component of a semiconductor manufacturer’s profitability and metrology continues to play an even more critical role in achieving these demanding results.

•

New Materials. Copper metal layers continue to be the key material for the back end of line for advanced integrated circuits in order to increase performance and reduce the cost of integrated circuits. In addition, new material such as Cobalt and Ruthenium metals are being introduced at the first metal steps to enable reduction in resistivity. The Industry is continuously searching directions to reduce the effective K of the low K materials and to reduce the barrier thickness and material types. These changes require new processing and metrology equipment and thus represent challenging developments for the semiconductor manufacturing industry. In addition, in order to overcome limitations in the continued shrink of transistor dimensions, leading edge integrated circuit manufacturers are introducing new materials in the transistor gate stack. The adoption of high-k dielectrics is a key element for gate control in the most advanced technology nodes of 16/14nm, 10nm, 7nm and 5nm currently in production, while R&D works to implement the next gate control material being done with Silicon Germanium and III-IV materials. These new materials, combined with metal layers, require new processing and metrology equipment in the atom level and thus represent a challenging development for the semiconductor manufacturing industry.

•

Increase use of EUV Lithography in production. The continuous need for scaling in logic and memory has created increased usage of EUV (Extreme Ultraviolet lithography).

•

Increasing Use of Multi Patterning Lithography. The continuous need for scaling to meet reduced transistor costs combined in pushing the industry to develop additional techniques on top of EUV lithography such as multi patterning, and E-BEAM. These alternative technologies are increasing the number of Etch and CMP process steps and thus increasing the process control and metrology steps in these areas accordingly.

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

•

Growth in demand and reduction in the feature size for DRAM memory devices. The continued scaling to 10nm process technology generations in DRAM -currently at 1Znm, combined with ongoing growth in DRAM bit volume demand generates the need for more accurate metrology solutions and increased investment in process control.

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

The Semiconductor Market – Update

Gartner Inc., forecasts the world GDP to grow by 2.4% in 2020 compared to an estimated increase of 2.5% in 2019.

Gartner Inc. forecasts semiconductor revenues to increase by 12.5% in 2020, compared to a decrease of 11.9% in 2019. In addition, Gartner Inc. forecasts capital spending and WFE sales in 2020 to decrease by 3.6% and 1.1% respectively, following an estimated decrease of 6.9% and 8.0% respectively in 2019 (Gartner Forecast: Semiconductor Wafer Fab Equipment (Including Wafer-Level Packaging), Worldwide, 4Q19 Update”, published on December 30, 2019). The above forecasts were provided prior to the outbreak of the novel coronavirus COVID-19. See "Item 3D. Risk Factors" in this annual report on Form 20-F.

According to research reports, future demand drivers for semiconductors include 5G mobile devices, data centers infrastructure, Artificial Intelligence, Augmented and Virtual Reality, Smart Sensors, internet-of-things and other electronic equipment.

The Nova Approach

DMD Product lines

Optical CD Integrated Metrology

As node transitions become more complex, fabrication processes are becoming less stable and call for tight process control schemes that are closer to the actual process step and produce wafer to wafer variation control. Nova’s approach is to lead the industry with solutions that can enable effective and accurate measurements in non-ideal process conditions. Our integrated metrology systems provide semiconductor manufacturers with effective and efficient process control by measuring wafers and their properties immediately after the process, without removing the wafer from the process equipment. All our products use our patented measuring methods that enable us to produce optical measuring systems that are small enough to be incorporated directly inside many types of equipment used in semiconductor processing. Integrated systems measure the wafer within the actual process environment, reducing labor and wafer handling as well as the risk of contamination of or damage to the wafer. In addition, we believe that our systems deliver significant increases in overall equipment efficiency through advanced process control, along with improving wafer-to‑wafer uniformity, all with minimal operator intervention.

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

Optical CD Stand-Alone Metrology

As stated above, we pioneered the area of integrated metrology and to-date revenues from that product continue to represent the larger portion of our overall revenues. With the adoption of our technology and the formation of long-standing relationships with leading customers, we have come to realize that our technology can be extended beyond integrated metrology into areas such as stand-alone metrology. Initially we have developed stand-alone metrology tools to perform measurements similar to those performed by our integrated metrology tools. However, in recent years the optical capabilities and information content of the stand-alone metrology are beyond the capabilities of integrated metrology. The expression “stand-alone metrology” generically describes free standing metrology equipment, which is located in line, i.e., next to the processing equipment and receives cassettes or FOUP of wafers to allow sampling of a few or several wafers from each cassette it receives. There are several types of stand-alone metrology tools each of which performs a distinct type of measurement, e.g., defect inspection, electrical performance, microscopic analysis, cross sections, etc. Our specific focus is in the area of optical CD measurement which is generally utilized in order to characterize critical dimensions on a wafer, their width, shape and profile. This technology is utilized today in several areas of the fab such as photolithography, etch, CMP, deposition, etc. The key advantage offered by this technique is that it provides visualization of the full cross-section-like profile of the structure, while remaining non-destructive and extremely fast with very high accuracy and repeatability. Adding stand-alone metrology to our product portfolio has allowed us to expand our reach into more areas of the fab.

We introduced this concept in 2006 and were successful in penetrating several major accounts since then, allowing us to see a significant increase in our overall customer base and revenues with the stand-alone products. With the introduction of stand-alone metrology, we have expanded our addressable markets beyond the previously served markets by integrated tools only.

Modeling and Software Solutions

The integrated and stand-alone products are combined with our suite of software modeling products comprised of NovaMARS® model-based and NovaFit™ machine learning modeling solutions and supported by the Nova HPC® (High Power Computing) platform. NovaMARS is our physical modeling and application development software that enables complex 2D, 3D and in-die measurements with high accuracy and fast time-to-solution. NovaFit modeling suite compliments traditional modeling of Optical Critical Dimensions by machine learning and data driven algorithmic solutions. The algorithmic suite works in conjunction with NovaMARS modeling engine to improve metrology performance, speed up time to solution and expand metrology envelope for enriched process control. NovaFit embeds the most advanced machine learning and big data architecture into optical modeling, revolutionizes the way customers utilize metrology measurement data and expands the metrology performance envelope to tighten process windows, avoid process excursions and improve yield. In addition to our modeling software solutions, we provide the Nova Fleet Management platform which is Nova solution for managing large fleets of metrology tools to deliver high productivity, operational efficiency and advanced analytics in high volume production environment of foundry and memory customers. The fleet management solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova’s fleet of systems and is designed to address the needs and working methodologies of metrology and process engineers in the fab.

MMD Product Lines - Materials and TF Measurements

The growing usage of complex materials in advanced FinFET logic, DRAM and 3D NAND memory technology nodes has increased the demand for metrology solutions that can measure composition and film thickness with high precision and accuracy in recent years. Our materials metrology division has pioneered the materials metrology segment with products that utilize X-ray photoelectron spectroscopy (XPS) and X-ray fluorescence (XRF) spectroscopy, powerful technologies that have been optimized to provide the automation, speed and reliability required in today’s advanced semiconductor production environment. XPS is uniquely suited for the move to thinner films and smaller features, while improving the performance at each new technology node and XRF provides additional capabilities that expand our application space. Our X-ray products are used by logic and memory device manufacturers worldwide to measure, monitor and control critical device layers in high-volume production and to enable rapid development and control of complex, new processes. Nova products set the standard for High K – Metal Gate, tunnel oxide and capacitor film metrology.

Hybrid and Technology Synergies

As part of our holistic metrology approach that uses additional sources and channels of information to optimize the metrology performance, we have introduced hybrid metrology. Hybrid metrology combines measurements from multiple metrology toolset types in order to enable or improve the measurement of one or more critical parameters required for process control of advanced devices, materials and architectures. In the hybrid ecosystem, two or more toolsets measure the same or similar targets. The data from one toolset helps reducing the model degrees of freedom of the other toolset resulting in improved performance of the combined measurement in compare of that of any of the individual toolsets. Nova’s hybrid metrology solution is implemented in production in advanced technology nodes and is available with multiple metrology toolsets.

Our Technology

We believe that our technological and engineering expertise and research and development capabilities allow us to develop and offer new products and technologies to meet the ever-changing demands of the semiconductor industry. We have applied our technological and engineering expertise to develop a wide range of integrated and stand-alone products for the dielectric CMP, copper CMP, Tungsten CMP, Etch and lithography processes as well as high end CVD deposited layers, Cu electroplating and sputtering of Cu barrier and seed materials. Because of our open architecture policy, our metrology solutions can interface with multiple process tools, allowing better control and smooth operation.

Our scatterometry capabilities have enabled us to widen our served market with our Stand-Alone Optical CD metrology systems. Our combined offering of advanced measurement hardware and advanced modeling software places us in a position to offer an advantageous solution to our customers.

Following the acquisition of ReVera in April 2015, we have expanded our capabilities beyond dimensional metrology in the measurement of material composition and areal density of films down to sub-atomic thickness. These stand-alone products address issues in transistor gate dielectrics, work function adjustment materials, DRAM capacitor dielectrics, and 3D-NAND cell fabrication.

Our suite of technological capabilities includes:

•

Broadband Spectrophotometry. Our broadband Spectrophotometry capabilities range from deep ultraviolet to infrared. This technology enables fast, accurate and small spot size film thickness measurement in a large range of applications on a very cost-effective basis, both as an integrated system and as a stand-alone system.

•

Scatterometry. Our Scatterometry systems are based on our broadband Spectrophotometry technology. These systems use a fully polarized deep ultraviolet to near-infrared spectral light source. This technology enables fast and cost-effective system development. Scatterometry provides two and three-dimensional characterization of very fine geometries on patterned product wafers. These profiling and critical dimension capabilities are key enablers of advanced process control, allowing almost real-time metrology of the most advanced design rules, down to 3 nm. A key component in scatterometry technology is the modeling software which converts raw spectra coming from the measurement tool into useful information in terms of customer parameters. This segment of the technology is where we currently focus our attention and where we have also acquired specific advantages due to our unique solutions. Some of Nova’s metrology solutions use multi-channel reflectometry to reduce the ambiguity, increase the sensitivity to critical parameters, and improve measurement accuracy. The measurements are gathered using different wave-lengths, polarizations and directions in order to deliver highly-accurate results. Nova’s advanced metrology solutions combine Spectral Interferometry (SI) technology, a powerful new capability for CD metrology, with state-of-the-art multichannel optical technology to extract unique information from the measured device, inaccessible by traditional optical CD technics.

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

•

Computational Modeling for Electromagnetic and Optical Systems. Our MARS multi-channel metrology modeling suite is capable of providing modeling solutions for the most advanced 3D structures in semiconductor manufacturing. It is a complete modeling and application development solution designed to provide high accuracy in short time to solution and is coupled with Nova’s advanced computation hardware.

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

•

X-ray Photoelectron Spectroscopy. Our XPS systems measure the material composition, bonding states, and thicknesses of thin (<10nm) film stacks. Primary application is monitoring the transistor gates and 3D-NAND layer deposition in integrated circuits. Through XPS we have also gained expertise in charged particle optics technologies.

•

X-ray Fluorescence. We have added XRF capability to our VeraFlex III+ XPS tool. The combination of XPS and XRF allows measurement of composition and thickness at greater depths than provided by XPS alone. Compared to conventional XRF systems, our vacuum-based XRF system offers superior detection of elements of low atomic number, and smaller measurement areas.

•

Lab to Fab - Nova now has the experience, capability and know-how to transform traditional analytical laboratory instrumentation into high volume, high productivity production tools.

The measurement techniques used in our metrology products are unique and protected by several patents.

Throughout our history, we have been a technological and innovation leader, bringing unique and differentiated metrology technologies to the market. Our unique approach of coupling high end Hardware solutions with advanced software algorithmic set us apart from our competitors and enable us to increase our served markets and gain market share.

Through the acquisition of ReVera, Nova has gained strong positioning as a provider of X-ray technologies to semiconductor high volume manufacturing, and we believe we are the sole provider of XPS technology for semiconductor high volume manufacturing. Effective as of December 31, 2017, we merged ReVera with and into its parent company, our U.S. subsidiary, Nova Measuring Instruments, Inc.

Products

Our product portfolio includes a complete set of, integrated and stand-alone metrology platforms suited for dimensional, films and material metrology measurements for process control across multiple semiconductor manufacturing process steps including lithography, Etch, CMP and deposition. Our solutions utilize optical spectral reflectometry and X-ray technologies combined with advanced software modeling and unique algorithmic capabilities and address a broad range of metrology requirements of our end-user and process equipment manufacturer customers. Nova’s fleet management platform addresses the need for high efficiency and productivity in the most advanced production lines of our customers, manages large fleets of metrology tools, and is designed to address the needs and working methodologies of metrology and process engineers in the fab. As part of our holistic view of metrology that extends to use more channels and sources of information available for optimizing the metrology solution performance, we also provide the hybrid metrology solution that combines data from different toolsets in the fab such as CD-SEM and X-ray together with Nova’s optical metrology to provide improved performance above that of any individual toolset. Following is a summary of our main products:

•

The Novai550 series is our most advanced integrated metrology product that enhances metrology performance by using newly designed optics enabling better sensitivity and accuracy while measuring the most complex structures. The i550 delivers a significant boost in productivity required in the most advanced production lines and supports new disruptive modeling that incorporate smart learning and training capabilities. The i550 platform is qualified with major process equipment vendors and is designed to meet the metrology and process control challenges of the most advanced FinFET and 3D-NAND in R&D and production.

•

The Novai500 integrated metrology product family delivers advanced metrology with high throughput and tool matching performance. The platform is qualified with multiple process tools and is deployed in both R&D and high-volume production of the most advanced logic and memory technology nodes. The i500 platform provides unique capabilities of thick layer measurement (TLM), enabling solutions for applications requiring accurate, repetitive measurements of thick films, such as in CMOS image sensor BSI CMP applications.

•

The NovaScan3090Next is a legacy system still sold into 300mm fabs as the latest and most advanced of the NovaScan line. Targeted for 45nm and 32nm technology nodes with extendibility down to 20nm, this tool was released in 2006 and provided significant improvements in throughput, accuracy, tool to tool matching and spectral range over the older NovaScan 3090. It also improved overall tool reliability. The NovaScan 3090Next is available as integrated metrology and as stand-alone metrology systems for both thin film and Optical CD (scatterometry) applications.

•

The NovaScan2040 is Nova’s integrated thickness monitoring systems for 200mm fabs with enhanced spectral range, addressing the needs of the industry for chemical mechanical polishing high-end applications of thin films and complex layer stacks.

•

The NovaPRISM is an Optical CD system targeted at the most complex device manufacturing across the frontend semiconductor segments. NovaPRISM combines revolutionary Spectral Interferometry (SI) technology, a powerful new capability for CD metrology, with state-of-the-art multi-channel optical technology to extract unique information from the measured device, inaccessible by traditional optical CD technics.

•

The NovaMMSR (Multi-Measurement Spectral Reflectometry) enhances Nova’s stand-alone metrology performance by adding unique channels of information to its newly designed optical unit. The platform is complemented with advanced algorithms for smart utilization of multiple channels to optimize more accurate and faster solutions. Nova T600MMSR is designed to meet the metrology and process control challenges for advanced FinFET, DRAM and 3D-NAND in R&D and production.

•

The NovaT550 is a high-productivity dimensional metrology platform designed to address the unique challenges of the semiconductor manufacturing industry, delivering a highly efficient and effective solution for advanced nodes. With full commonality and same optics design as the Nova i550 integrated metrology platform, the Nova T550 completes Nova’s unique and highly efficient offering for CMP metrology and process control.

•

The NovaT500 is a high-productivity metrology platform that delivers increased sampling rates and high-performance film thickness and Optical CD metrology capabilities. The T500 platform provides unique capabilities of thick layer measurement (TLM), enabling solutions for applications requiring accurate, repetitive measurements of thick films, such as in CMOS image sensor BSI (Backside Illuminated Sensor) CMP applications.

•

NovaFit is our data-driven modeling software engine that enhances traditional modeling capabilities with advanced machine learning algorithms. The NovaFit suite works in conjunction with NovaMARS® augmented modeling engine and Nova’s Fleet management solution to improve metrology performance, speed up time to solution and expand metrology envelope for enriched process control. NovaFit embeds the most advanced machine learning and big data architecture into optical modeling, revolutionizing the way customers utilize metrology measurement data and expands the metrology performance envelope to tighten process windows, avoid process excursions and improve yield.

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

•

NovaFleet Management platform is Nova’s solution for managing large fleets of metrology tools to deliver high productivity, operational efficiency and advanced analytics in high volume production environment of foundry and memory customers. The Fleet Management solution offers an easy and intuitive platform for managing and improving the overall productivity of Nova’s fleet of systems and is designed to address the needs and working methodologies of metrology and process engineers in the fab.

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

•

QED is the Offline Advanced Data Analysis and Recipe Creation and Maintenance System that supports VeraFlex III/+ XF. It brings the VeraFlex series engineering interface from the fab to the office. Built on PHI MultiPak's package of extensive XPS analysis function, QED brings all the tools necessary to manage the most effective film thickness and composition control recipes. QED functions include all aspects of film acquisition and analysis, a full suite of recipe creation and editing tools, and powerful signal analysis functions used to find and process the most critical elemental peaks.

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS and material metrology and include measurement instruments, algorithms, optical modeling, interpretation software, machine learning, image acquisition, pattern recognition, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. Our research and development staff consists of about 280 highly skilled members, approximately 70 of which hold Ph.D.’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified for ISO 9001 quality standard (Current ISO 9001:2015 version).

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

Our vision is to continue to be a market leader in the semiconductor process control market, increase our leadership in integrated metrology solutions, increase our leadership in in-line composition and thickness of ultra-thin layers and become the leader in the stand-alone Optical CD metrology market, and our research and development efforts and activities are designed to support this vision. Our research and development policy is based on a structured process of initiating new projects and on-going review of existing development projects. Project initiation is based on a detailed project plan, risk and market analysis. Each project is monitored throughout its life cycle in a structured process, including design reviews and project management reviews. In the frame of our research and development activities we enter into development consortium arrangements, which also help us to support our customers in the transition to advance technology nodes in the coming years. These consortiums are joint collaboration programs with other semiconductors companies, and are supported and funded by the IIA and\or European Joint Research. It should be noted, that in order to maintain our eligibility for these programs, we must continue to meet certain conditions. These programs might also restrict our ability to manufacture particular products and transfer particular technology, which were funded by the IIA. For additional information, see “Item 5C - Grants from the Israel Innovation Authority & European programs” in this annual report on Form 20-F.

As part of our long-term technological collaboration, we are also engaged with joint development activities with some of our strategic customers, as well as with research institutes and other semiconductor companies. These activities impose some limitations on the joint intellectual property developed as part of these programs.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. We therefore have an extensive program devoted to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. As of December 31, 2019, our portfolio includes more than 160 U.S. patents and about 110 non-U.S. patents. The U.S. patents we hold have expiration dates ranging from 2019 to 2036. We also have about 40 U.S. patent applications pending and more than 100 patent and utility model applications pending in other countries including 5 PCT applications. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition, our patents and applications principally cover various aspects of X-ray based measurement systems and methods, including process control implementation concepts, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. We have also registered 10 trademarks in the U.S. and have more than 50 registered trademarks and 19 applications for trademarks’ registration in countries other than the U.S.

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

We serve all sectors of the integrated circuit manufacturing industry including logic, foundries and memory manufactures. Our end user and process equipment manufacturer customers are located in different countries.

The table below describes the distribution of our total revenues, from systems and services, according to the geographic location of the actual installation of our systems in end-user sites:

	2017	2018	2019
	(US Dollars, in thousands)
Taiwan, R.O.C.	$68,041	$62,460	$80,285
Korea	61,664	79,290	36,220
USA	38,254	20,082	26,390
China	36,715	58,982	56,378
Other	17,319	30,320	25,636
Total	221,992	251,134	224,909

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

	2017	2018	2019
Total revenues from five largest customers	75%	66%	67%
Range of revenues from five largest customers	8%-23%	5%-20%	3%-27%

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

The highly competitive nature of the market for semiconductor capital equipment affects our ability to successfully implement our marketing and sales efforts. Competitive factors in the market for process control systems include technological leadership, system performance, ease of use, reliability, cost of ownership, technical support and customer relationships. An adequate business model, internal efficient and innovative organization and unique process equipment manufacturer agreements and partnerships are also significant factors. We believe we compete favorably based on these factors in the markets we serve.

Our current Optical and X-ray metrology products compete primarily with Onto Innovation (formerly Nanometrics and Rudolph technologies, who merged into one company in the second half of 2019) and KLA Corporation. In this area, we are using our broad portfolio of stand-alone metrology platforms combined with advanced modeling and software capabilities. These solutions are being used for in line metrology at leading foundries and memory customers. We see an increasing demand for high end metrology solutions that are coupling software and hardware, as customers move forward to advanced nodes.

In the films and material metrology field, we primarily compete with thin films metrology products manufactured by KLA.

We also compete against other companies which manufacture other types of equipment as a result of the disruptive nature of the technology we offer. These include companies such as Hitachi hi-tech, Applied Materials, and ASML and other process providers.

Manufacturing

We have one manufacturing facility for our Optical CD product lines, which is located in Ness-Ziona, Israel, divided into two buildings, and one manufacturing facility for our X-ray product line, which is located in Fremont, CA, US.

Our principal manufacturing activities include assembly, integration, final testing and calibration. Our production activities are conducted in our manufacturing and repair center facility in Israel and in Fremont. We rely and expect to continue to rely on subcontractors and turnkey suppliers to fabricate components, build subassemblies and perform other non-core activities in a cost-effective manner. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications, optical components and other critical components used in our products are engineered and manufactured to our specifications. A small portion of these components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single source supplier.

In order to leverage the relatively high volume of the systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our manufacturing operations and services in Israel received the ISO 9001 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001:2015 requirements. We received the formal certification of ISO 14001 in 2010 which was upgraded to ISO 14001:2015 in 2016 and in 2014 we received the formal certification of OHSAS 18001:2007 for our manufacturing operations in Israel which was upgraded to ISO 45001 in 2019. We are being annually recertified for these standards.

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

4.DProperty, Plant and Equipment

Our main facilities, located in Rehovot and Ness-Ziona, Israel, occupy approximately 16,900 square meters, including: approximately 2,000 square meters of production facilities, approximately 5,700 square meters of research and development offices (including approximately 1,400 square meters of laboratories) and approximately 3,200 square meters of headquarters, sales and marketing, service and support and administration facilities.

In September 2019, our Israel headquarters moved to a new building at the Science Park in Rehovot. The current lease agreement is expected to extend for a period of ten years. We have the option to extend the lease period by two periods of five years each, subject to customary conditions. The lease period for an additional space of approximately 2,000 square meters, is expected to begin in 2021 and will extend through the same lease periods as the initial space.

Our current lease agreement for the facilities in Ness Ziona (which was amended in May 2016 to include additional space required for our operations) is until January 31, 2026 (with a right, at Nova's sole discretion, to terminate the agreement on January 31, 2021, upon a 180-day prior notice). The manufacturing facility for Optical CD product lines and several R&D laboratories are expected to remain at the same location in Ness-Ziona, which lease’ term extends until 2026. The lease agreement for approximately 4,300 square meters of offices in Ness Ziona, out of which the company moved out, is expected to terminate on January 31, 2021.

Our subsidiaries lease offices in various locations, for use as a research and development, manufacturing, service and pre-sale facility (depending on each subsidiary’s needs). During 2019, our U.S. subsidiary, Nova Measuring Instruments, Inc. has moved into approximately 3,800 square meters of a newly leased space, which includes approximately 850 square meters of production facilities. This facility lease will expire on March 31, 2026 (with, at Nova Measuring Instruments, Inc.’s sole discretion, a right to extend the lease period for an additional five years). Our Japanese subsidiary leases approximately 90 square meters, our Taiwanese subsidiary leases approximately 1,025 square meters and our Korean subsidiary leases approximately 1,060 square meters. Our European subsidiary leases approximately 200 square meters in Germany and France.

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

Our business is greatly affected by the level of spending on capital equipment by semiconductor manufacturers. In addition, demand for our products and services is affected by the timing of new IC capacity expansion and ramping up of new technology nodes, by the timing of releasing products by us and our competitors, market acceptance of our new or enhanced products and changes or advances in semiconductor design or manufacturing processes.

In the recent five years (2014-2019), we were able to present positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 13%, while Gartner Inc. estimates that the Wafer Fab Equipment (“WFE”) segment have experienced a CAGR of approximately 10%. We believe that our improved performance is attributed mainly to our continued diversification in revenue contribution. We successfully diversified our technology to include X-ray capabilities on top of our Optical technology to measure both Dimensional and Material parameters, we added advanced machine learning algorithms on top of our physical modeling and we advanced our traditional tool set to include the most advanced capabilities in both hardware and software. We also diversified our revenue mix to include approximately 50% contribution from Memory, including the leading Memory providers’ customers. We also invested successfully in diversify our geography mix with Taiwan, Korea and China contributing the majority of revenues. During these years, we were able to increase our total available market with new applications for Materials and Dimensions metrology in both the Memory and Foundry segments. During 2019, we continued with our goals to diversify our activities with the introduction new generation tools as well as new applications that require advanced coupling of Materials and Dimensional metrology as well as SW and HW capabilities. We continued also to expand our market with new penetrations to new applications in our served market.

In 2019, product sales accounted for approximately 74% of our total revenues, and services accounted for approximately 26%.

Presently, we have no significant long-term debt (except liabilities related to the implementation of the new ASC 842 of lease accounting starting January 1st, 2019), and during 2019 our overall cash reserves increased by approximately $13.3 million. As of the end of 2019, we had overall cash reserves of approximately $191.1 million and working capital of approximately $256.0 million.

Our service organization is operating on a profit and loss basis and is measured as a cost center in each territory and on a global basis. The objectives of our service organization are defined and measured by: customer satisfaction; quality parameters, such as time to repair and mean time between failures; and by profit and loss criteria. The service organization provides support to all products we sell, during both the warranty period and the post warranty period.

Significant Events in 2019 and Outlook for 2020

During 2019, we demonstrated several significant achievements:

•

Balanced geography distribution that yielded three large territories, each contributing more than 20% to our total products revenue – China, Korea and Taiwan.

•

Diversified customer mix, including 3 major customers accounting for 10% or more of products’ revenues.

•

Balanced revenue mix between Memory and Foundry.

•

Further market adoption of Nova’s advanced portfolio by leading wafer fabrication customers:

o

Hardware and Software coupling

o

Unique Optical and X-ray solutions

o

Holistic offering, including Integrated and Standalone metrology

•

Continued investments in research and development programs aimed to generate new organic growth engines.

•

Introduction of several new generation Dimensional and Materials metrology platforms. We also continued rolling out Machine Learning mathematical algorithms to enhance metrology measurements and to complement the traditional Physical modeling.

•

Deepening collaboration with several research institutes, process vendors and customers' technology development centers, utilizing a variety of our products, leading to our positioning as a long-term technology development and high-volume manufacturing partner.

In 2020, we plan to focus on the following:

•

Continue to strengthen our competitive and market position, through unique innovation and technical leadership.

•

Continue our aggressive innovation and development plans for meeting future industry challenges in both the memory and foundry segments.

•

Expand our total available market by addressing new emerging metrology applications and market segments, through solutions delivery to the challenging buildup of advanced Logic technology nodes, memory scaled VNAND nodes and DRAM scaled devices at leading edge customers.

•

Continue delivery of advanced metrology systems to the trailing edge technology nodes to support new applications ramp up.

•

Continue our progress to meet Nova’s long-term strategic plan, which defines the Company’s growth path in revenue, customers, technology and financial performance, to support our profitable growth.

•

Continue leading the emerging metrology markets with innovative and disruptive solutions.

•

Continue the collaborations and joint research programs with leading semiconductor manufacturers and relevant leading research institutes.

•

Continue our products innovation and diversification through several new product introductions to extend the Company’s market leadership and total available market.

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

In order to address these risks and challenges, we are working closely with leading customers’ development and research groups and with the leading process equipment manufacturers as well as with leading technology research institutes. The purpose of working closely with these entities is to receive as early as possible information and feedback on their current and future metrology and process control needs and tune the roadmap to support such needs.

It is our belief that we have been able to consistently improve our market position as a result of a combination of factors:

•

Optical metrology has become an enabler for the entire industry over the last few years, sometimes on the account of other metrology capabilities.

•

Material Metrology has been widely adopted by leading memory and foundry customers for complex materials composition and film thickness applications.

•

Nova’s unique metrology portfolio, combining Optical and X-ray metrology for both dimensions and materials, provide the most advanced solution, combining the best innovative and technical metrology capabilities with the best cost of ownership.

•

The ability to provide a unique and differentiated technology portfolio sets us apart from the competition and adding a competitive edge to our offering.

•

Our solutions are well accepted by leading customers that allow us to gain more market share with additional process steps and new applications.

•

Our ability to closely team with our customers allows us to predict the industry evolution and process control challenges and by that introduce innovative and advanced metrology solutions to solve industry needs.

•

Our diversified portfolio, which is a result of continuous investment in research and development, is becoming more attractive to our customers.

•

Widening our solutions’ base to include hardware and software elements in a coupled offering.

•

Well controlled P&L and operating model to support our profitable growth plans.

Understanding the industry’s challenges for the next several years, it is our belief that we should continue our long-term growth as the adoption of our solutions increases as a function of process complexity and industry development. We believe that our served addressable market is continuously expanding as we penetrate to more steps of the semiconductor manufacturing processes and, as we continue innovating our portfolio for leading new emerging metrology opportunities. We also believe that going forward, as the semiconductor process is becoming much more complicated with variety of challenges, the necessity for our unique portfolio, combining multiple technologies for both Materials and Dimensional metrology, will grow in the next few years.

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

Goodwill

Goodwill and other purchased intangible assets have been recorded as a result of the acquisition of ReVera. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired, and related liabilities. Goodwill amount on December 31, 2019 was $20.1 million.

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

Following the adoption of ASU 2017-04, "Simplifying the Test for Goodwill Impairment", as part of the quantitative goodwill impairment test, any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit. For the year ended December 31, 2019, we performed an annual impairment analysis, using market capitalization, and no impairment losses have been identified.

Intangible assets

As a result of the acquisition of ReVera in April 2015, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $10.2 million and $7.6 million as of December 31, 2018 and 2019, respectively.

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

During 2018 and 2019, no impairment charges were identified.

Accounting for income tax

We are subject to income taxes in Israel, the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

We have accounted for the tax effects of the Tax Cuts and Jobs Act, which we refer to as the Tax Act, enacted on December 22, 2017, on a provisional basis. Our accounting for certain income tax effects include reasonable estimates for those effects, which are included in our financial statements as of December 31, 2019.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

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

5.AOperating Results

Overview

The table below describes the distribution of our total revenues, from products and services, by geographic areas of our product installations at semiconductor manufacturing facilities.

	2017	2018	2019
Taiwan, R.O.C.	31%	25%	36%
USA	17%	8%	16%
Korea	28%	32%	12%
China	17%	23%	25%
Other	8%	12%	11%
Total	100%	100%	100%

Historically, a substantial portion of our revenues has come from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

The sales cycle for our systems typically ranges from six (6) to twelve (12) months and depends upon the status of our system’s integration with a particular manufacture and model of process equipment, the evaluation criteria of our customers, and the technology or application of the process. Additionally, the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. Accordingly, if sales of our products do not occur when we expect or we are unable to adjust our estimates on a timely basis, our expenses and inventory levels may fluctuate relative to revenues and total assets. In 2019, our inventory levels at the end of each quarter ranged from $45.6 million to $50.1 million. We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders to which the customer has assigned a purchase order number and for which delivery has been specified.

Our revenues decreased by 10.4% in 2019 following an increase of 13% in 2018, and an increase of 35% in 2017.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated income statements to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2017	2018	2019

Revenues from product sales	78.5%	77.0%	74.3%
Revenues from services	21.5%	23.0%	25.7%

Total revenues	100%	100%	100%

Cost of products sale	28.0%	28.6%	29.9%
Cost of services	12.9%	13.6%	15.9%
Expense related to settlement of IIA grants	-	-%	-
Total cost of revenues	40.9%	42.2%	45.8%

Gross profit	59.1%	57.8%	54.2%

Operating expenses:
Research and development expenses, net	17.5%	18.1%	19.8%
Sales and marketing expenses	11.1%	11.5%	12.9%
General and administrative expenses	3.6%	3.5%	4.5%
Amortization of intangible assets	1.2%	0.7%	0.8%

Total operating expenses	33.0%	33.8%	38%

Operating profit	26.0%	24.1%	16.2%

Financial income, net	1.0%	1.2%	1.4%
Income before income taxes	27.1%	25.3%	17.6%

Income tax expenses	6.1%	3.6%	1.9%

Net income	20.9%	21.7%	15.6%

Comparison of Years Ended December 31, 2019 and 2018

Revenues. Our revenues in 2019 decreased by $26.2 million, or 10.4%, compared to 2018. Revenues attributable to product sales were $167.2 million, a decrease of $26.1 million, or 13.5%, compared to 2018. Revenues attributable to services were $57.7 million, a decrease of $0.1 million, or 0.2%, compared to 2018. The decrease in product revenues in 2019 was attributed to both OCD and XPS products, due to the decrease in WFE investments in 2019.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2019 was $67.3 million. Our gross margin attributable to product revenues in 2019 was 59.7%, compared to 62.9% in 2018. The decrease in products gross margins in 2019 is related mainly to the decrease in sales and to a different product mix including transition to new product generations which are bearing higher costs..

Our cost of services in 2019 was $35.8 million, relative to $34.2 million in 2018. Gross margin attributable to service revenues in 2019 was 38.0%, compared to 40.9% in 2018. The decrease in services gross margins in 2019 is related mainly to the higher personnel costs in that year.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the IIA and the European Community, as well as other funding for research and development activities. Our net research and development expenses in 2019 were $44.5 million, a decrease of $0.9 million, or 2.1%, compared to 2018, after offsetting grants received of $6.9 million in 2019 and $5.8 million in 2018. Research and development expenses excluding grants received or receivable in 2019 were $51.4 million, compared to $51.2 million in 2018. In 2019, net research and development expenses represented 19.8% of our revenues, compared to 18.1% of our revenues in 2018.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Starting 2015, sales and marketing expenses also include amortization of intangibles related to customer relations. Our sales and marketing expenses in 2019 were $29.1 million, an increase of $0.2 million, or 0.8%, compared to 2018. The increase in sales and marketing expenses in 2019 was mainly attributed to increase in marketing costs related to systems evaluation processes by customers. Sales and marketing expenses represented 12.9 % our revenues in 2019 compared to 11.5% of our revenues in 2018.

Amortization of Intangible Assets. As part of the acquisition of ReVera on April 2, 2015, the company acquired $12.3 million of intangible asset related to technology. In both 2019 and 2018, the company recorded $1.8 million of amortization of intangible assets.

General and Administrative Expenses. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in 2019 were $10.1 million, an increase of $1.3 million, or 15.2%, compared to 2018. The increase in general and administration expenses was attributed mainly to new facilities related costs. In 2019, general and administration expenses represented 4.5% of our revenues, compared to 3.5% of our revenues in 2018.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2019, we recorded $4.3 million of income tax expenses, reflecting effective tax rate of 10.9%. In 2018, we recorded $9.1 million of income tax expenses, reflecting effective tax rate of 14.3%. The decrease in the effective tax rate in 2019 is attributed mainly to US territory tax benefits, including benefits related to US Tax Cuts and Jobs Act.

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

5.BLiquidity and Capital Resources

As of December 31, 2019, we had working capital of approximately $256.0 million compared to working capital of approximately $233.5 million as of December 31, 2018. The increase in our working capital is related mainly to our fluent profits and cash flow.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2019 were $191.1 million compared to $177.8 million as of December 31, 2018.

Trade accounts receivables decreased from $53.5 million as of December 31, 2018 to $51.6 million as of December 31, 2019.

Inventories increased from $41.8 million as of December 31, 2018 to $48.4 million as of December 31, 2019. The increase in inventory is related mainly to the introduction of new products and to the increase in our global inventories related to services.

Operating activities in 2019 generated positive cash flow from operating activities of $41.2 million compared to a positive cash flow from operating activities of $36.1 million in 2018. The increase in operating cash flow in 2019 is mainly related to effective collection of accounts receivables in 2019 relative to 2018.

The following table describes our investments in capital expenditures during the last three years:

	2017		2018		2019
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
	(US dollars, in thousands)
Electronic equipment	2,320	177	2,400	237	3,975	418
Office furniture and equipment	141	105	21	19	2,192	604
Leasehold improvements	3,488	64	493	508	11,231	2,849
Total	5,949	346	2,914	764	17,398	3,871

In 2019, the investment in capital expenditures was financed from our fluent operating cash flow, and included major investments in leasehold improvements in our new facilities in Israel and the US. In 2020, we expect to reduce our capital spending, to approximately $10 million.

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

5.CResearch and Development, Patents and Licenses, etc.

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

IIA sponsoring for Israeli research and development consortiums

In 2019 and 2018, and in previous years, we participated in a consortium program sponsored by IIA. Under the terms of this program, we cooperate with additional companies and research institutes in Israel, organized in a consortium for the development of new technologies. The rules of the consortium include several references to the distribution of knowledge between the consortium members, requires us to provide the other members in the consortium with a non-sub-licensable license to use the “new information” developed by such member, without consideration. These programs do not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed hereunder, are applicable to the know how developed by us with the funding received in such program.

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

Pertinent obligations under the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 and the provisions of the applicable regulations, rules, procedures and benefit tracks, together the Innovation Law, a qualifying research and development program is typically eligible for grants of up to 50% of the program’s pre-approved research and development expenses. The program must be approved by a committee of the IIA. The recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of products (and related services) developed (in whole or in part) under IIA program up to the total amount of the grants received from IIA, linked to the U.S. dollar and bearing annual interest (as determined in the Innovation Law). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment for our currently developed and sold products. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after our company has repaid the grants, including accrued interest, in full.

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

5.DTrend Information

For Information regarding most significant recent trends in our market, see “Item 4B– Our Market – The World Economy – Update” in this annual report on Form 20-F.

5.E Off-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.FTabular Disclosure of Contractual Obligations

As of December 31, 2019, we had contractual obligations as described in the following table:

	Payment due by Period (US Dollars, in $ thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase Obligations	16,406	15,852	544	6	4

Item 6. Directors, Senior Management and Employees

6.A Directors and Senior Management

The following is the list of senior management and directors as of February 14, 2020:

Name	Age	Position

Michael Brunstein (3)	76	Chairman of the Board of Directors

Avi Cohen (1)	66	Director

Raanan Cohen (2)	64	Director

Zehava Simon (1)(2)(3)	61	Director (External Director until May 2018)

Dafna Gruber (1)(2)	54	Director (External Director until May 2018)

Ronnie (Miron) Kenneth (2)(3)	63	Director

Eitan Oppenhaim	54	Director, President and Chief Executive Officer

Dror David	50	Chief Financial Officer

Shay Wolfling	48	Chief Technology Officer

Gabriel Waisman	49	Chief Business Officer

Adrian S. Wilson	48	President of US subsidiary & General Manager Material Metrology Division

Gabi Sharon	58	Corporate Vice President Operations

Sharon Dayan	47	Chief Human Resources Officer

Zohar Gil	53	Corporate Vice President Marketing and Business Development

Effi Aboody	49	Corporate VP and General Manager Dimensional Metrology Division

(1)Member of the audit committee

(2)Member of the compensation committee

(3)Member of the Nominating committee

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

Mr. Raanan Cohen was appointed as a director of the Company by our board of directors in February 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on Nasdaq. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems. Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., a private company. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University in Jerusalem, Israel.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Effective as of May 2018, and our adoption of the exemption under the Regulation (as defined below), Ms. Simon is no longer classified as an external director under the Companies Law. Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes, a public company traded on Nasdaq and TASE, Nice Systems, a public company traded on Nasdaq and TASE, and Amiad water systems, a public company traded on London Stock Exchange. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, Israel, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University, USA.

Ms. Dafna Gruber was elected as the Company’s external director in accordance with the provisions of the Companies Law in April 2015 and reelected in April 2018. Effective as of May 2018, and our adoption of the exemption under the Regulation, Ms. Gruber is no longer classified as an external director under the Companies Law. Ms. Gruber has 27 years of broad experience, serving as chief financial officer and a senior executive management member in leading hi-tech companies traded on both Nasdaq and TASE. Since February 2019, Ms. Gruber has been serving as chief financial officer of Aqua security Ltd., a private company. From September 2017 until February 2019, Ms. Gruber served as the chief financial officer of Landa Corporation Ltd., and then as financial advisor to Landa group. From October 2015 until September 2017, Ms. Gruber has been serving as the chief financial officer of Clal Industries Ltd., a private company. From April 2007 until April 2015, Ms. Gruber served as the chief financial officer of Nice Systems Ltd., a public company traded on Nasdaq and TASE. As a member of the senior management team, Ms. Gruber was a senior member of the strategy and M&A forum of the company. During her employment with Nice, Ms. Gruber was responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until May 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as chief financial officer. Prior to that, from 1993 to 1996, Ms. Gruber was a controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc. Ms. Gruber serves as an external director at TAT Technologies Ltd., a public company traded on Nasdaq and TASE, since November 2013, and as an external director at Tufin software technologies Ltd., a public company traded on NYSE since April 2019. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

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

Mr. Eitan Oppenhaim has been serving as the President and Chief Executive Officer of the Company since July 31, 2013, and was appointed by our board of directors to also serve as a director of the Company in October 2019. He has previously served as the Executive Vice President Global Business Group, since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd. Prior to that, from 2002 till 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 till 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 till 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a BA in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

Mr. Dror David has served as the Chief Financial Officer since November 2005. Mr. David joined Nova in April 1998, as the Company’s Controller, and since then served in various financial and operational positions, including the position of Vice President of Resources, in which he was responsible for the finance, operations, information systems and human resources functions of the Company. Mr. David was also a leading member in the Company’s initial public offering on Nasdaq in 2000, the Company’s private placement in 2007 and the Company's secondary offering in 2010. Prior to joining Nova, Mr. David spent five years in public accounting with Deloitte Touch in Tel Aviv, specializing in industrial high-tech companies. Mr. David is a Certified Public Accountant in Israel, holds a B.A. in Accounting and Economics from Bar Ilan University, and an M.B.A. from Derby University of Britain.

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

Mr. Gabriel Waisman joined Nova in 2016 as our Chief Business Officer, responsible for the Company’s customer facing groups, including global sales, marketing, customer support and applications. Mr. Waisman brings over 20 years of managerial expertise in a global geographically dispersed environment, and extensive experience in working with pioneering multidisciplinary technologies, particularly within the electronics and telecom sectors. Prior to joining Nova, Mr. Waisman served as President at Orbotech Pacific (Orbotech LTD, Hong Kong) from August 2013 until April 2016 and Orbotech West (Orbotech Inc., USA) from May 2011 until July 2013, where he was responsible for sales and marketing, finance and operations, and customer support. Previous to this, from June 2003 until May 2011, Mr. Waisman served in various managerial positions at Alvarion Technologies Ltd., starting as Strategic Marketing Director, EMEA, and moving on to Vice President of Strategic Accounts, General Manager of West Europe, followed by Managing Director, Asia-Pacific. Mr. Waisman has also served as EMEA Regional Sales and Marketing Director (Broadband division) at Comverse Ltd. Mr. Waisman holds a B.Sc. in Electronic Engineering from the Technion – Israel Institute of Technology, Haifa, Israel and an MBA in Business Administration from the Tel-Aviv University, Israel.

Mr. Adrian S. Wilson Joined Nova in January 2018 as General Manager Material Metrology Division and President of our US subsidiary, Nova Measuring Instruments, Inc. Mr. Wilson has over 25 years of Semiconductor capital equipment and materials experience. Mr. Wilson joins us from Nanometrics Inc, where he held the position of Vice President & General Manager of Advanced Imaging and Analytics Business Unit. Prior to Nanometrics Inc, he held the position of Managing Director of Element Six Technologies Ltd., the non-abrasive arm of the synthetic diamond group of DeBeers, focused on thermal management and optical components for the semiconductor industry. Mr. Wilson has experience in leading both start-ups and divisions within large public multi-national companies, including KLA-Tencor, FormFactor Inc. and Phoenix X-ray Systems & Services Inc., a capital equipment start-up. Mr. Wilson holds a bachelor’s degree in Electronics Engineering, post Grad in Marketing Management and a MBA in Technology Management. Mr. Wilson’s accreditations include Fellow of the Chartered Institute of Marketing (UK) and Fellow of the Institute of Directors (UK).

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

Ms. Sharon Dayan has served as our Chief Human Resources Officer since August 2019. Ms. Dayan joined Nova in January 2018, and until August 2019 served as Corporate Vice President Human Resources. Ms. Dayan is an experienced HR executive, bringing diversified experience which covers all human resources disciplines, including HR strategy, organizational and people development, M&A and employee experience. Prior to joining Nova Ms. Dayan served in several senior HR regional and corporate positions within global companies. Her last position before joining Nova, was in the role of SVP at Teva in the capacity of HR Business Partner for the global corporate functions. Prior to that she served as the Global Head of HR as part of Comverse management, responsible for all HR functions in the company. Before joining Comverse, Ms. Dayan had multiple positions in Amdocs. Ms. Dayan holds BA in Social Science from Tel-Aviv – Jaffe college, MSc. In Organizational Development from Tel-Aviv University and Group dynamics diploma from Tel Aviv university.

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

Mr. Effi Aboody has served as our Corporate VP and General Manager Dimensional Metrology Division since September 2019. Mr. Aboody joined Nova in 2016 as Vice President and Head of the Global Applications team, and has over 20 years’ experience in the Semiconductor Industry. He started his career at Intel as an Integration engineer, working in Portland and California R&D centers, in both logic and memory devices. Following that he held several managerial positions at Numonyx in Yield and Integration Departments. After that, he managed the Engineering and Yield Departments at Micron F12. He later returned to Intel to manage the F28 Yield Organization, responsible for CPU and SoC outgoing yield and performance. Effi holds an Executive MBA from Tel Aviv University and a B.Sc. in Materials Engineering from Ben-Gurion University.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B Compensation

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our executive officers with respect to the year ended December 31, 2019 (consisting of 11 persons, including two former executive officers) was $6.9 million. This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement, or similar benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2019 annual general meeting of shareholders in accordance with Israeli regulations.

Terms of employment of Mr. Eitan Oppenhaim, our President and Chief Executive Officer and a member of the board of directors, as approved by our shareholders, are as follows:

General

(i) a monthly base salary of NIS 138,600; (ii) an annual bonus of up to fourteen (14) monthly base salaries (with additional payment of up to 100% of the target bonus in the case of over achievement), subject to objectives which are annually predetermined by the board of directors and its committees, in accordance with our compensation policy; (iii) in connection with termination of employment (other than for cause), a three month advance notice and a six month adjustment period, during which Mr. Oppenhaim will be entitled to all of his compensation elements, and to the continuation of vesting of his options. In the event of employment termination during a fiscal year (unless for cause), the bonus shall be prorated (subject to certain adjustments); (iv) customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (v) subject to required approvals under applicable law, a directors and officers insurance, including a “run-off” insurance policy; (vi) non-disclosure, non-compete and ownership of intellectual property undertakings; and (vii) monthly travel expenses or a Company car, cellular phone, a land line phone, toll road expenses, a laptop computer and other expense reimbursements pursuant to the Company general policies.

Equity-Based Compensation

Since January 1, 2016 until December 31, 2019, per the approval of the respective annual general meeting of shareholders, Mr. Oppenhaim was granted a total of 326,667 options to purchase ordinary shares of the Company with a weighted average exercise price of $20.73 and 11,111 restricted share units. The options and restricted share units: vest in equal annual installments over a terms of four years commencing one year from the grant date; expire seven (7) years after each grant date; can be cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Oppenhaim; and, were made in accordance with and subject to Section 102 of the Income Tax Ordinance of 1961 (New Version) (the “Ordinance”). In addition, Mr. Oppenhaim was granted in July 2017, May 2018 and July 2019 90,000 performance based restricted units that vest over a period of three (3) years, provided that the Company exceeded the performance targets for vesting set by the compensation committee and board of directors of the Company, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Oppenhaim. In the event a portion of these restricted share units fails to vest, such portion will be carried forward to the third vesting date and will vest if the Company’s average annual return on equity based on net income during the previous three (3) years shall be no less than ten percent (10%).

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

Directors and Officers Equity Based Compensation

As of February 14, 2020, a total of 790,359 options to purchase our ordinary shares and 194,227 RSU’s were outstanding and held by certain current executive officers and directors (consisting of 15 persons), of which 395,859 options are currently exercisable or exercisable within 60 days of February 14, 2020, 39,520 shares are held by trustee due to vested RSUs and no RSU’s will vest within 60 days of February 14, 2020. See “Item 6E. Share Ownership” in this annual report on Form 20-F.

In accordance with our current equity-based compensation policy, , the exercise price of granted options is equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

Compensation of Directors

The total amount paid or payable to the directors (consisting of seven persons from January until June 2019, and six persons from June until December 2019, not including Mr. Oppenhaim), for 2019 was $0.33 million.

The compensation arrangement of our directors (excluding the chairman of the board of directors and, unless approved otherwise, any other director who is also an employee of the Company) includes an annual payment of NIS 92,000 (approximately US$25,800) and a payment per meeting of NIS3,000 (approximately US$840) (for each execution of a written consent in lieu of a meeting, an amount of NIS 1,500 and for each meeting that the director attends by teleconference, an amount of NIS 1,800).

The compensation arrangement of Dr. Michael Brunstein, the chairman of our board of directors includes a gross annual fee of US$110,000 payable monthly in NIS.

In the 2019 annual general meeting, our shareholders approved an amendment to the equity-based compensation paid to our directors, such that each member of our board of directors (excluding the chairman) will be granted an annual award of options to purchase 3,340 ordinary shares and 2,220 restricted share units, or, options and restricted share units with an aggregate fair market value of US$100,000 (with the same ratio of options and restricted share units), the lower of the two. Such grant will be made to each director on the date of each annual general meeting at which such director is elected or reelected. Our chairman will be granted an annual award of options to purchase 15,850 ordinary shares and 10,550 restricted share units, or, options and restricted share units with an aggregate fair market value of US$600,000 (with the same ratio of options and restricted share units), the lower of the two. Such grant will be made on the date of each annual general meeting at which our chairman is elected or reelected. The exercise price of each option will be determined pursuant to our equity-based compensation policy and the equity awards will vest annually over a period of four years.

On June 17, 2019, our shareholders approved our current compensation policy.

The full text of our current compensation policy was included as Appendix A to the proxy statement attached to our report on Form 6-K, furnished to the Securities and Exchange Commission on May 7, 2019.

6.C Board Practices

Our Amended and Restated Articles of Association, as adopted by the Company’s shareholders and recently amended on June 17, 2019, or the Articles, provide that we may have between five and nine directors. Our board of directors currently consists of seven directors, two of which are women.

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

Our Articles provide that directors may be elected at our annual general meeting of shareholders by a vote of the holders of more than 50% of the total number of votes represented at such meeting, not taking into consideration abstention votes. In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors does not exceed the maximum number of directors permitted by the Articles. Our directors (other than the directors who were in the position of external directors until May 2018) serve as such until the next annual general meeting of our shareholders. Effective as of May 2018, and our adoption of the exemption under the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or the Regulation, our directors in office who were elected and classified as external directors, Ms. Dafna Gruber and Ms. Zehava Simon, are no longer classified as such under the Companies Law. The transition rules set forth under the Regulation provide that such directors have the right to remain in office as our directors at their option after the exemption under the Regulation is adopted until the earlier of such directors’ original end of term of office or the second annual meeting of shareholders after the adoption of the exemption under the Regulation, which in the case of Ms. Gruber is until the date of our annual meeting of shareholders to be held in 2020, and in case of Ms. Simon is until earlier of the date of our annual meeting of shareholders to be held in 2020 and June 2020.

According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors stated in the Articles.

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

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

Audit Committee

Our Audit Committee is comprised of Dafna Gruber, Zehava Simon and Avi Cohen. The audit committee is responsible to provide oversight of the accounting and financial reporting process of the Company and the audits of the financial statements of the Company, and assist the Board in its oversight of (i) the integrity of the Company's financial statements and other published financial information, (ii) the Company's compliance with applicable financial and accounting related standards, rules and regulations, (iii) the selection, engagement and termination, subject to shareholder approval, of the Company's independent auditor, (iv) the pre-approval of all audit, audit-related and all permitted non-audit services, if any, by the Company's independent auditor, and the compensation therefor, (v) the Company's internal controls over financial reporting and (vi) risk assessment and risk management.

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

Nominating Committee

Our Nominating Committee is comprised of Ronnie (Miron) Kenneth, Michael Brunstein, and Zehava Simon. The function of the nominating committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto.

Our audit committee also acts as our investment committee.

All committees are acting according to written charters that were approved by our board of directors. Additionally, we adopted an internal enforcement plan which was approved by our board of directors. The internal enforcement plan, as part of which we adopted and implementing procedures and policies in order to comply with the provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), the Companies Law and the applicable guidelines issued by Israeli Securities Authority. The internal enforcement plan includes, among others, the board committees’ charters, procedures with respect to related party transactions, insider trading, which prohibits hedging activities, reporting and complaints, anti-bribery policy and a code of conduct. Each of our committees have the power to retain, terminate and approve the related fees and other retention terms, as it deems appropriate, outside counsel and other experts and consultants to assist the committee in connection with its responsibilities without our board of directors’ approval and at the Company's expense.

Approval of Related Party Transaction

The Companies Law requires that office holders of a company, including directors and executive officers, promptly disclose to the board of directors any personal interest they may have and all related material information known to them about any existing or proposed transaction with such company. The approval of the board of directors is required for 'non-extraordinary' transactions between a company and its office holders, or between a company and other persons in which an office holder has a personal interest, unless such company's articles of association provide otherwise. Under the Companies Law, a 'non-extraordinary' transaction between a company or between the company and a third party in which an office holder of a company has a personal interest, will require the approval of the board of directors or a committee authorized by the board of directors, unless such company's articles of association provide otherwise. Our Articles do not provide otherwise, and therefore such transaction requires the approval of our board of directors. If a transaction is an “extraordinary transaction”, it is subject to the approval of the audit committee prior to its approval by the board of directors. For information regarding the necessary approvals under the Companies Law for transactions with office holders and directors regarding their terms of engagement with the company, see “— Compensation of Officers and Directors” in this Item below.

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

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once in every three years. The current compensation policy was approved by our shareholders in June 2019.

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

6.D Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2017(*)	2018(*)	2019(*)

Total Personnel	616	662	646

Located in Israel	352	373	349
Located abroad	264	289	297

In operations	100	100	108
In research and development	216	275	251
In global business	251	242	247
In general and administration	49	45	40

_______________________

(*)   The numbers of employees set forth in this table do not include contractors and an insignificant number of temporary employees retained by the Company from time to time.

We were a member of the Industrialists Association in Israel, an employer’s union until December 31, 2006. Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, paid vacation, sick pay, severance pay and advance notice of termination of employment as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Economy and Industry make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation and travel expenses. In Israel, we are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957 (the “Extension Order”). The Extension Order determines the pension terms of the employees which fall under its criteria.

6.E Share Ownership

Based on information provided to us, our 15 directors and officers listed in Item 6A above, have had, as a group, sole voting and investment power for 435,379 shares beneficially owned by them as of February 14, 2020 (representing 1.6% of the 28,050,720 issued and outstanding ordinary shares of our company as of such date). Such number includes 395,859 shares subject to options that are immediately exercisable or exercisable within 60 days of February 14, 2020 (with expiration dates ranging between 2020 and 2026; exercise prices ($/share) ranging between 4.2 and 31.84), 39,520 shares held by the trustee due to vested RSUs, and no RSUs to be vested within 60 days as of February 14, 2020. Each of such directors and executive officers beneficially owned less than 1% of our company’s shares as of such date.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 14, 2020 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans under which we have outstanding equity grants, are described below:

2007 Incentive Plan (which was active until October 2017) - As of December 31, 2019, options to purchase 4,304,112 ordinary shares at an exercise prices which range from $0.43 to $24.96, the fair market value of our shares on the dates of grant, were granted under this plan of which, as of December 31, 2019, 2,532,141 options were exercised, 550,341 options were outstanding and exercisable, 1,075,730 options had been cancelled and 145,900 were outstanding and unvested. As of December 31, 2019, 834,142 RSU’s had been granted, of which 686,919 had vested, 104,418 had been cancelled and 42,805 RSU's were outstanding. Following adoption of 2017 share incentive plan, as detailed herein, we have ceased granting equity under the 2007 incentive plan.

2017 Share Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our board of directors on August 1, 2017, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2019, options to purchase 588,261 ordinary shares at an exercise prices which range from $22.56 to $34.85, the closing price of the Company's ordinary shares on Nasdaq on the day of grant, were granted under this plan of which, as of December 31, 2019, 3,045 options were exercised, 122,354 options were outstanding and exercisable, 61,548 options had been cancelled and 401,314 were outstanding and unvested. As of December 31, 2019, 437,195 RSU’s had been granted, of which 67,010 RSU’s had vested, 25,772 had been cancelled and 344,413 RSU's were outstanding.

On June 17, 2019, our shareholders (following an approval by our compensation committee and board of directors), approved the Company's compensation policy, which includes, among others, provisions relating to equity-based compensation for Nova's executive officers.

The compensation policy provides, among others, that: (i) such equity based compensation is intended to be in a form of share options and/or other equity based awards, such as RSUs, in accordance with the Company's equity incentive plan in place as may be updated from time to time; (ii) all equity-based incentives granted to executive officers will be subject to vesting periods in order to promote long-term retention of the awarded executive officers. Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to executive officers (other than directors) will vest gradually over a period of between three to five years; and (iii) all other terms of the equity awards will be in accordance with Nova's incentive plans and other related practices and policies. The board of directors may, following approval by the compensation committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any executive officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law. The compensation policy also provides that the equity-based compensation will be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer. The fair market value of the equity-based compensation for the executive officers will be determined according to acceptable valuation practices at the time of grant. Our compensation policy provides that equity-based compensation awarded to employees, executive officers or directors shall not be, in the aggregate, in excess of 10% of our share capital on a fully diluted basis at the date of the grant.

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

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 28,050,720 ordinary shares outstanding as of February 14, 2020.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Adage Capital Partners GP, L.L.C. (1)	2,607,965	9.29%
Menora Mivtachim Holdings Ltd.(2)	2,180,405	7.77%
Harel Insurance Investments & Financial Services Ltd. (3)	2,123,869	7.57%
The Phoenix Holdings Ltd. (4)	2,104,839	7.50%
Renaissance Technologies LLC. (5)	1,997,098	7.12%

(1)The information is based upon Amendment no. 1 to Schedule 13G filed with the SEC by Adage Capital Partners LP, Adage Capital Partners GP, L.L.C and Adage Capital Advisors L.L.C on February 12, 2020

(2)The information is based upon Amendment no. 3 to Schedule 13G filed with the SEC by Menora Mivtachim Holdings Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtahim Insurance Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. and Shomera Insurance Company Ltd. on February 12, 2020.

(3)The information is based upon Amendment no. 6 to Schedule 13G filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on January 23, 2020.

(4)The information is based upon Amendment no. 2 to Schedule 13G filed with the SEC by The Phoenix Holdings Ltd., Delek Group Ltd. and Itshak Sharon (Tshuva) on February 18, 2020 regarding holdings as of December 31, 2019.

(5)The information is based upon Amendment no. 6 to Schedule 13G filed with the SEC by Renaissance Technologies LLC on February 13, 2020.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the decrease in the percentage of ownership by Clal Insurance Enterprises Holdings Ltd. below 5% in 2017, increase above 5% in 2018 and decrease below 5% in 2019; (ii) the decrease in the percentage of ownership held by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP below 5% in 2017; (iii) the increase in the percentage of ownership held by Menora Mivtachim Holdings Ltd. above 5% in 2017; (iv) the increase in the percentage of ownership of Psagot Investment House Ltd. above 5% in 2018, and the decrease in the percentage of ownership below 5% in 2019; (v) the decrease in the percentage of ownership of Yelin Lapidot Holdings Management Ltd., Dov Yelin, Yair Lapidot below 5% in 2018 (vi) the decrease of in the percentage of ownership of Migdal Insurance & Financial Holdings below 5% in 2018; and (vi) the decrease in the percentage of ownership by The Phoenix Holdings Ltd., Itshak Sharon (Tshuva), and Delek Group Ltd below 5% in 2017 and the increase above 5% in 2018; and (vii) the increase in the percentage of ownership by Adage Capital Partners LP, Adage Capital Partners GP, L.L.C and Adage Capital Advisors L.L.C above 5% in 2019.

As of February 14, 2020, our ordinary shares were held by 15 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 14, 2020, 13 registered holders were U.S. domicile holders and held approximately 0.13% of our outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B. Related Party Transactions

In June 2019, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $55,000,000 (including $5,000,000 Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee in accordance with the framework under our compensation policy.

Our compensation policy authorizes the Company, as long as the compensation policy is in effect, to extend and/or renew the directors’ and officers’ liability insurance or enter into a new insurance policy, provided however, that the insurance transaction complies with the following conditions: (i) the annual premium to be paid by us will not exceed 2.0% of the aggregate coverage of the insurance policy; (ii) the limit of liability of the insurer will not exceed the greater of $50 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; and (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which will determine that the sums are reasonable considering our exposures, the scope of coverage and the market conditions and that the insurance policy reflects the current market conditions, and it will not materially affect our profitability, assets or liabilities.

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

7.C Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.AConsolidated Statements and Other Financial Information

See “Item 17. Financial Statements” in this annual report on Form 20-F and pages F-1 through F-34.

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

8.BSignificant Changes

Not applicable.

Item 9. The Offer and Listing

9.AOffer and Listing Details

Our ordinary shares began trading on Nasdaq on April 11, 2000 under the symbol “NVMI”. Our ordinary shares were registered for trading on the Tel Aviv Stock Exchange Ltd. in 2002 under the symbol “נובה”.

9.BPlan of Distribution

Not applicable.

9.CMarkets

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “NVMI” and on the Tel Aviv Stock Exchange Ltd.

9.DSelling Shareholders

Not applicable.

9.EDilution

Not applicable.

9.FExpenses on the Issue

Not applicable.

Item 10. Additional Information

10.AShare Capital

Not applicable.

10.BMemorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this annual report on Form 20-F. The information called for by this Item is set forth in Exhibit 2.1 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

10.CMaterial Contracts

Israeli Lease Agreement

On May 3, 2018, we entered into a lease agreement, or the Lease Agreement, with Bayside Land Corporation Ltd., or Bayside.

Pursuant to the Lease Agreement, we are currently leasing from Bayside a total of approximate 10,000 square meters, or the Initial Space, in a new building at the Science Park in Rehovot.

The lease period for the Initial Space extend until 2029, or the Initial Lease Period. We have the option to extend the lease period by two periods of five years each, subject to customary conditions.

The Lease agreement also includes a leasing of an additional space of approximately 2,000 square meters, or the Additional Space, which is expected to begin in 2021, and may be extended through the same lease periods as the Initial Space.

These leases cannot be terminated by us during the Initial Lease Period. Under certain circumstances, Bayside may terminate the Agreement in the event of change of control in the Company.

The average monthly lease, parking and management costs for the Initial Space in the Initial Lease Period are approximately NIS 700,000 per month. During each of the additional lease option periods, the monthly lease and parking payments for the Initial Space will be increased by 2.5%. The monthly lease, parking and management costs for the Additional Space are expected to be approximately NIS 180,000 per month. The monthly lease, parking and management costs are linked to the Israeli consumer price index.

On February 3, 2019, we entered into a construction contractor agreement with A. Weiss Construction and Supervision Ltd. in order to set the terms under which the contractor will perform the main construction and adjustment works in connection our new Israeli Lease Agreement. The services include, among others, adjustments of electro-mechanical systems as well as works related to electricity, plumbing, air conditioning, flooring, cladding and carpentry, all in accordance with the specifications, plans and the quantities schedule (Ktav-Kamuyot) enclosed to the agreement. Following our transition to the new facilities, most of the obligations related to this agreement have already been executed and paid for. The agreement may be terminated by us for convenience, by providing to the Contractor a seven-day prior written notice.

10.DExchange Controls

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

10.ETaxation

Israeli Taxation

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities who are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2018 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise (as discussed below) may be lower. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

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

A company owning an Approved Enterprise may elect to forego its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length this exemption will depend on the geographic location of the Approved Enterprise within Israel. After the exemption period lapses, the company subject to tax at a reduced corporate tax rate between of 10% to 25% depending on the level of foreign investment in the company in each year for the remainder of the benefits period.

We elected to be taxed under the Alternative Track. A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount that is determined by the distributed amount (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at ranged between 10%-25%, depending on the level of foreign investment in the company in each year.

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

We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. See also Note 11B to our consolidated financial statements contained elsewhere in this report.

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, which is effective as of April 1, 2005, has changed certain provisions of the Investments Law, or the 2005 Amendment. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Beneficiary Enterprise” (rather than as an Approved Enterprise, which status is still applicable for investment programs approved prior to April 1, 2005 and/or investment programs under the Grant Track). According to the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Beneficiary Enterprise may, at its discretion, approach the ITA for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

The duration of the tax benefits described herein is limited to the earlier of seven (7) or ten (10) years (depending on the geographic location of the Beneficiary Enterprise within Israel) from the Commencement Year (as described below) or 12 or 14 years from the first day of the Year of Election (as described below), depending on the location of the company within Israel. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Beneficiary Enterprise, or the Year of Election, which is defined as the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise. The tax benefits granted to a Beneficiary Enterprise are determined, depending on the geographic location of the Beneficiary Enterprise within Israel.

Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. If the company pays a dividend out of income derived from the Beneficiary Enterprise during the benefits period and such dividend is actually paid at any time up to 12 years thereafter, except with respect to foreign investment company (an “FIC”), in which case the 12-year limit does not apply, such income will be subject to withholding tax at the rate of 15% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA, allowing for a reduced tax rate). A Company that pays dividend out of income derived from the Beneficiary Enterprise during the tax exemption period will be subject to tax with respect to the amount distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable; or

The benefits available to a Beneficiary Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index and interest, or other monetary penalty.

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

Tax benefits under the 2011 Amendment

On December 29, 2010, the Israeli Parliament approved the 2011 amendment to the Investments Law (the “2011 Amendment”). The 2011 Amendment significantly revised the tax incentive regime in Israel, commencing on January 1, 2011.

The 2011 Amendment introduced a new status of “Preferred Enterprise”, replacing the existed status of “Beneficiary Enterprise” and introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise. A Preferred Company is an industrial company that meets certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law as with respect to “Beneficiary Enterprise” was cancelled.

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

Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals – 20% (iii) non-Israeli residents - 20% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). In 2017 to 2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, were subject to withholding tax at source at the rate of 5% (temporary provisions).

The 2011 Amendment also revised the Grant Track to apply only to the approved programs located in Development Region “A” and shall provide not only cash grants (as prior to the 2011 Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment. In addition, a company owning a Preferred Enterprise under the Grant Track may be entitled also to the tax benefits which are prescribed for a Preferred Enterprise.

The provisions of the 2011 Amendment do not apply to existing “Beneficiary Enterprises” or “Approved Enterprises”, which will continue to be entitled to the tax benefits under the Investments Law, as has been in effect prior to the 2011 Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the ITA, not later than the date prescribed for the filing of the company’s annual tax return for the respective year. A company owning a Beneficiary Enterprise or Approved Enterprise which made such election by June 30, 2015, will be entitled to distribute income generated by the Approved/Beneficiary Enterprise to its Israeli corporate shareholders tax free.

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

The new incentives regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% on average of one year out of the company's turnover or exceeded NIS 75 million (approximately $21 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the Company’s financial statements as R&D expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more, over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.8 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more, over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues at least NIS 10 billion (approximately $2.8 billion).

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

In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Beneficiary Intangible Assets” to a related foreign company if the Beneficiary Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA.

A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million (approximately $142 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are, distributed to a foreign company that holds solely or together with other foreign companies at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law defines “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year (exclusive of income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial manufacturing.

An Industrial Company is entitled to certain tax benefits, including: (i) an amortization of the cost of purchased patent, the right to use patent or know-how that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight-year period, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

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

The Real Gain derived by corporations will be generally subject to the ordinary corporate tax (23% in 2018 and thereafter).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2019 for individuals, unless the benefiting provisions of an applicable treaty applies.

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions, among other things, are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed. ; and (iii) with respect our ordinary shares listed on a recognized stock exchange outside of Israel, so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. Non-Israeli corporations will not be entitled to the foregoing exemptions if (i) an Israeli resident has a controlling interest, directly or indirectly, alone or together with another (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), or together with another Israeli resident, exceed 25% in one or more of the means of control in such non-Israeli resident corporation or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

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

Dividends

A distribution of dividends from income, which is not attributed to an Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Distribution of dividends from income attributed to a Preferred Enterprise is generally subject to a withholding tax at source at the rate of 20%. However, if such dividends are distributed to an Israeli company, no withholding tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption). Dividends distributed from income attributed to an Approved Enterprise and/or a Beneficiary Enterprise are generally subject to a withholding tax at source at the rate of 15%. Those rates may be further reduced under the provisions of any applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). For example, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the maximum tax rate is 12.5% on dividends, not generated by an Approved Enterprise or Beneficiary Enterprise, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise or Beneficiary Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident maintained in Israel.

If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

Payors of dividends on our shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemption, reduced tax rates and the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a Nominee Company (for corporations and individuals, whether the recipient is a Controlling Shareholder or not).

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 649,560 for 2019 and thereafter, which amount is linked to the Israeli Consumer Price Index)), including, but not limited to income derived from dividends, interest and capital gains.

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

If a corporation is treated as a PFIC for any year during a U.S. holder’s holding period and the U.S. holder does not timely elect to treat the corporation as a “qualified electing fund” under Section 1295 of the Code or elect to mark its ordinary shares to market (both elections described below), any gain on the disposition of the shares will be treated as ordinary income, rather than capital gain, and the holder will be required to compute its tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares. The portion of the gain and distributions allocated to prior taxable years in which a corporation was a PFIC will be ineligible for any preferential tax rate otherwise applicable to any “qualified dividend income” or capital gains, and will be taxed at the highest ordinary income tax rate in effect for each taxable year to which this portion is allocated. An interest charge will be imposed on the amount of the tax allocated to these taxable years. A U.S. holder may elect to treat a corporation as a qualified electing fund only if the corporation complies with requirements imposed by the IRS to enable the shareholder and the IRS to determine the corporation’s ordinary earnings and net capital gain. Additionally, if a corporation is a PFIC, a U.S. holder who acquires shares in the corporation from a decedent generally will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death of the decedent and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. These adverse tax consequences associated with PFIC status could result in a material increase in the amount of tax that a U.S. holder would owe and an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements. Unless otherwise provided by the IRS, if a corporation is classified as a PFIC, a U.S. person that is a direct or indirect holder generally will be required to file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, or any applicable successor form, to report its ownership interest in such entity.

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2019. Under the asset test, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2019. Nonetheless, there is a risk that we were a PFIC in 2019 or we will be a PFIC in 2020 or subsequent years. For example, taking into account our existing cash balances, if the value of our stock were to decline materially, it is possible that we could become a PFIC in 2020 or a subsequent year. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

Available Elections. If we become a PFIC for any taxable year, an election to treat us as a “qualified electing fund” or to “mark-to-market” our ordinary shares may mitigate the adverse tax consequences of PFIC status to a U.S. holder.

If a U.S. holder makes a qualified electing fund election (a “QEF election”) for its ordinary shares that is effective from the first taxable year that the U.S. holder holds our ordinary shares and during which we are a PFIC, the electing U.S. holder will avoid the adverse consequences of our being classified as a PFIC, but will instead be required to include in income a pro rata share of our net capital gain, if any, and other earnings and profits (“ordinary earnings”) as long-term capital gains and ordinary income, respectively, on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A subsequent distribution of amounts that were previously included in the gross income of U.S. holders should not be taxable as a dividend to those U.S. holders who made a QEF election. In the event we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. holder, and may not be carried forward or back in computing our net capital gain or ordinary earnings in other taxable years. The tax basis of the shares of an electing U.S. holder generally will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the QEF rules described above. In order to make (or maintain) a QEF election, the U.S. holder must annually complete and file IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, or any applicable successor form. However, we do not expect that we will prepare or provide to U.S. Holders a “PFIC annual information statement,” which would enable a U.S. Holder to make a QEF election.

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

Specifically, certain U.S. Holders holding specified foreign financial assets, including our ordinary shares, with an aggregate value in excess of the applicable U.S. dollar threshold, are subject to certain exceptions, required to report information relating to our Ordinary Shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, to their tax returns, for each year in which they hold our ordinary shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of our Ordinary Shares.

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

10.FDividends and Paying Agents

Not applicable.

10.GStatements by Experts

Not applicable.

10.HDocuments on Display

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

We maintain a corporate website at www.novami.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference.

10.ISubsidiary Information

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

Impact of Currency Fluctuation

Because our results are reported in U.S. Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily the NIS) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2019, the value of the U.S. dollar devaluated against the NIS by approximately 7.8% As of December 31, 2019, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2019 and are expected to continue to be affected by such currency fluctuations in 2020. As of December 31 ,2019 the Company recorded a NIS and Israel CPI linked lease liability, under the implementation of ASC 842 in the amount of $22 million (including exchange rate differences of $1.4 million).

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

In 2019, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $108 million with settlement dates through 2019-2020, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $108 million. In accordance with ASC 815-10, we recorded in 2018 an increase of approximately $0.2 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2019, with all other variables held constant, would increase the fair value of our net assets denominated in foreign currency, held at December 31, 2019, by approximately $0.85 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

(b) Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. The Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, means a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

—pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

—provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

—provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.

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

You may review our code of conduct on our website: http://www.novami.com, under “Investors/Corporate Governance”.

Item 16C. Principal Accountant Fees and Services

During the last three fiscal years, Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors. The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer for all services, including audit services, for the years ended December 31, 2018 and 2019:

	2018	2019

Audit Fees	$310,000	$350,000
Tax Fees	$58,000	$70,000
Other Fees	$4,000	$84,000
Total	$372,000	$504,000

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

“Tax Fees”. The tax fees to Kost Forer Gabbay & Kasierer during the year ended December 31, 2018 and 2019 are related to ad hoc tax consulting services

“Other Fees” include services related to SEC regulation consulting, IIA application support and Europe funding reporting requirements.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, all audit, audit related and tax services must be specifically approved by the audit committee and certain other non-audit, non-audit related and non-tax services may be approved without consideration of specific case-by-case provided certain terms and procedures are met. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal years 2019 and 2018.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In November 2018, we announced a $25 million repurchase program of our ordinary shares. Through December 31, 2019, we spent an aggregate of $11.96 million to repurchase 476,747 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)

May 2019	185,771	$25.81	385,771	$15.40
June 2019	90,976	$25.98	476,747	$13.04

Item 16F. Change In Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on the Nasdaq Global Select Market.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-34.

Item 19. Exhibits

See Exhibit Index.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nova Measuring Instruments Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments Ltd. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 12, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Valuation of excess and obsolete inventory reserve

Description of the Matter

The Company’s inventories totaled $48.0 million as of December 31, 2019. As described in Note 2h to the consolidated financial statements, the Company assesses the value of inventories, including raw materials, work-in-process and finished goods, in each reporting period, and values its inventories at the lower of cost or net realizable value. Reserves for potential excess and obsolete inventory are made based on management’s analysis of inventory levels, future sales forecasts, the expected consumption of spare parts, and market conditions.

The valuation of inventories requires management to make significant assumptions and judgments about the future salability of the inventory. These assumptions include the assessment by inventory category (finished goods, work-in-process and raw materials) of future usage and market demand for the Company’s products. Additionally, management makes qualitative judgments related to slow moving and obsolete inventories.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s excess and obsolete inventory reserve process, including management's assessment of the underlying assumptions.

Our substantive audit procedures included, among others, evaluating the significant assumptions stated above and the accuracy and completeness of the underlying data management used to value excess and obsolete inventory. We compared the cost of on-hand inventories to historical sales and evaluated adjustments to sales forecasts for specific product considerations, such as technological changes or alternative uses. We also assessed the historical accuracy of management’s estimates and performed sensitivity analyses over the significant assumptions to evaluate the changes in the obsolete and excess inventory estimates that would result from changes in the underlying assumptions.

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company's auditor since 2015.

Tel-Aviv, Israel

March 12, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF NOVA MEASURING INSTRUMENTS LTD.

Opinion on Internal Control over Financial Reporting

We have audited Nova Measuring Instruments Ltd. (the "Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019, and 2018, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, of the Company and our report dated March 12, 2020, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 12, 2020

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 1 9	2 0 1 8
ASSETS
Current assets
Cash and cash equivalents	$31,748	$22,877
Short-term interest-bearing bank deposits	154,533	152,951
Trade accounts receivable, net of allowance for doubtful accounts of $135 and $94 at December 31, 2019 and 2018, respectively	51,603	53,531
Inventories (Note 3)	48,362	41,786
Other current assets (Note 4)	16,685	10,432
Total current assets	302,931	281,577

Non-Current assets
Interest-bearing bank deposits	2,813	-
Restricted interest-bearing bank deposits	2,000	2,000
Deferred tax assets (Note 11)	4,554	3,873
Other long-term assets	437	529
Severance pay funds (Note 8)	1,210	1,394
Right of-use assets (Note 15)	28,256	-
Property and equipment, net (Note 5)	30,566	13,756
Intangible assets, net (Note 6)	7,562	10,187
Goodwill (Note 6)	20,114	20,114
Total non-current assets	97,512	51,853

TOTAL ASSETS	$400,443	$333,430

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$20,706	$19,015
Deferred revenues	2,256	3,984
Operating lease current liabilities (Note 15)	2,236	-
Other current liabilities (Note 7)	21,751	25,079
Total current liabilities	46,949	48,078

Non-Current liabilities
Accrued severance pay (Note 8)	2,120	2,254
Operating lease long-term liabilities (Note 15)	31,077	-
Other long-term liability	5,758	2,358
Total non-current liabilities	38,955	4,612

Commitments and contingencies (Note 9)

TOTAL LIABILITIES	85,904	52,690

SHAREHOLDERS’ EQUITY (Note 10)
Ordinary shares, NIS 0.01 par value - Authorized 40,000,000 shares at December 31, 2019 and 2018; Issued and Outstanding 28,005,617, and 27,917,505 at December 31, 2019 and 2018, respectively	74	74
Additional paid-in capital	120,737	122,312
Accumulated other comprehensive income (loss)	15	(188)
Retained earnings	193,713	158,542
Total shareholders’ equity	314,539	280,740

Total liabilities and shareholders’ equity	$400,443	$333,430

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Revenues:
Products	$167,200	$193,298	$174,343
Services	57,709	57,836	47,649
Total revenues	224,909	251,134	221,992

Cost of revenues:
Products	67,300	71,706	62,242
Services	35,789	34,194	28,563
Total cost of revenues	103,089	105,900	90,805

Gross profit	121,820	145,234	131,187

Operating expenses:
Research and development, net (Note 2m)	44,508	45,451	38,956
Sales and marketing	29,080	28,847	24,554
General and administrative	10,066	8,735	8,100
Amortization of intangible assets (Note 6)	1,758	1,759	1,758
Total operating expenses	85,412	84,792	73,368

Operating income	36,408	60,442	57,819

Financing income, net (Note 16)	3,078	2,984	2,276

Income before taxes on income	39,486	63,426	60,095

Income tax expenses	4,315	9,051	13,636

Net income	35,171	$54,375	$46,459

Earnings per share:
Basic	$1.26	$1.94	$1.68
Diluted	$1.23	$1.89	$1.63

Shares used in calculation of earnings per share:
Basic	27,895,096	28,022,486	27,695,723
Diluted	28,574,202	28,765,329	28,524,259

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Net income	$35,171	$54,375	$46,459

Other comprehensive income (loss) ("OCI") (Note 14) related to:
Unrealized gain (loss) from cash flow hedges	236	(489)	863
Less: reclassification adjustment for net gain (loss) included in net income	(33)	189	(701)
Other comprehensive income (loss)	203	(300)	162
Total comprehensive income	$35,374	$54,075	$46,621

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share amounts)

	Ordinary Shares			Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
	Number	Amount

Balance as of January 1, 2017	27,351,431	$74		$117,028		$(50)	$57,665	$174,717
Issuance of shares upon exercise of options	457,810	(*	)	2,619		-	-	2,619
Issuance of shares upon vesting of RSU	89,063	(*	)	(*	)	-	-	-
Share based compensation	-	-		2,779		-	-	2,779
Other comprehensive income	-	-		-		162	-	162
Net income	-	-		-		-	46,459	46,459
Balance as of December 31, 2017	27,898,304	74		122,426		112	104,124	226,736

Cumulative effect from adoption of a new accounting standard – ASC 606 (Note 2l)	-	-		-		-	43	43
Issuance of shares upon exercise of options	99,285	(*	)	361		-	-	361
Issuance of shares upon vesting of RSU	119,916	(*	)	(*	)	-	-	-
Share based compensation	-	-		4,326		-	-	4,326
Share repurchase at cost	(200,000)	(*	)	(4,801)		-	-	(4,801)
Other comprehensive income	-	-		-		(300)	-	(300)
Net income	-	-		-		-	54,375	54,375
Balance as of December 31, 2018	27,917,505	74		$122,312		$(188)	158,542	$280,740

Issuance of shares upon exercise of options	246,373	(*	)	492		-	-	492
Issuance of shares upon vesting of RSU	118,486	(*	)	(*	)	-	-	-
Share based compensation	-	-		5,092		-	-	5,092
Share repurchase at cost	(276,747)	(*	)	(7,159)		-	-	(7,159)
Other comprehensive income	-	-		-		203	-	203
Net income for the year	-	-		-		-	35,171	35,171
Balance as of December 31, 2019	28,005,617	74		120,737		15	193,713	314,539

(*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Cash flows from operating activities:

Net income	$35,171	$54,375	$46,459

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	5,401	5,071	3,618
Amortization of intangible assets	2,625	2,613	2,561
Amortization of right-of-use assets	2,372	-	-
Share-based compensation	5,092	4,326	2,779
Change in deferred tax assets, net	(681)	(1,916)	(31)
Increase (decrease) in accrued severance pay, net	50	(227)	94
Decrease (increase) in trade accounts receivables, net	1,928	(12,539)	1,677
Increase in inventories	(7,518)	(8,123)	(6,858)
Increase in other current and long-term assets	(6,161)	(3,648)	(2,245)
Increase (decrease) in trade accounts payables	1,691	3,261	(747)
Increase (decrease) in other current and long-term liabilities	2,960	(734)	8,242
Increase (decrease) in short term deferred revenues	(1,728)	(6,350)	6,262

Net cash provided by operating activities	41,202	36,109	61,811

Cash flows from investment activities:
Increase in short-term and long-term interest-bearing bank deposits	(4,395)	(32,811)	(50,844)
Purchase of property and equipment	(21,269)	(3,678)	(6,295)

Net cash used in investing activities	(25,664)	(36,489)	(57,139)

Cash flows from financing activities:
Purchases of treasury shares	(7,159)	(4,801)	-
Shares issued upon exercise of options	492	361	2,619

Net cash provided by (used in) financing activities	(6,667)	(4,440)	2,619

Increase (decrease) in cash and cash equivalents and restricted cash	8,871	(4,820)	7,291
Cash and cash equivalents - beginning of year	22,877	27,697	20,406
Cash and cash equivalents - end of year	$31,748	$22,877	$27,697

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$8,342	$13,048	$8,158

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1  -   GENERAL

Business Description:

Nova Measuring Instruments Ltd. (“Nova” or the “Parent Company”) was incorporated and commenced operations in 1993 in the design, development and production of process control systems, used in the manufacturing of semiconductors. Nova has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, Taiwan, Korea and Germany (together defined as the “Company”).

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

A.Principles of Consolidation and Basis of Presentation

The Company’s consolidated financial statements include the financial statements of the Parent Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

B.Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company's management evaluates its estimates on an ongoing basis, including those related to, but not limited to income taxes and tax uncertainties, collectability of accounts receivable, inventory accruals, fair value and useful lives of intangible assets, lease discount rate, lease period and revenue recognition. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

C.Financial Statements in U.S. Dollars

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

D.Cash and Cash Equivalents, and restricted cash

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

E.Short Term Bank Deposit

Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

F.Allowance for Doubtful Accounts

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

G.Business Combination

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

H.Inventories

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

I.Property and Equipment

Property and equipment are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the estimated useful lives of the related assets. Estimated useful life is as follows:

Years

Electronic equipment	3 -7
Office furniture and equipment	7 -17
Leasehold improvements	Over the shorter of the term of the lease (including its extension periods) or the useful life of the asset

Depreciation methods, useful lives and residual values are reviewed at the end each reporting year and adjusted if appropriate.

J.Goodwill and Intangible Assets

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

No impairment losses have been identified during 2017, 2018 and 2019 relating to goodwill and IPR&D.

K.Accrued Warranty Costs

Accrued warranty costs are calculated with respect to the warranty period on the Company’s products and are based on the Company’s prior experience and in accordance with management’s estimate. The estimated future warranty obligations are affected by the warranty periods, install base, labor and other related costs incurred in correcting a product failure.

L.Revenue Recognition

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

Revenues derived from sales of advanced process control systems, spare parts and labor hours are recognized at a point in time, when control of the promised goods or services is transferred to the customers, upon fulfillment of the contractual terms (typically upon shipment of the systems and spare parts or when the service is completed for labor hours).

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

Remaining Performance Obligations

Remaining performance obligations (RPOs) represent contracted revenues that had not yet been recognized and include deferred revenues and invoices that have been issued to customers but were uncollected and have not been recognized as revenues. As of December 31, 2018, the aggregate amount of the RPOs was $7,983 comprised of $3,985 deferred revenues and $3,998 of uncollected amounts that were not recognized yet as revenues. As of December 31, 2019, the aggregate amount of the RPOs was $5,362 comprised of $2,256 deferred revenues and $3,106 of uncollected amounts that were not recognized yet as revenues. The Company expects the RPO to be recognized as revenues over the next year.

Contract Balances

Contract balances are presented separately on the consolidated balance sheets.

Revenues recognized during 2019 and 2018 from amounts included within the deferred revenues balance at the beginning of the period amounted to $3,985 and 21,639 respectively.

The Company’s general payment terms are less than 1 year; therefore, the Company does not record any financing components.

For more disaggregated information of revenues refer to Note 12.

M.Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Israeli Innovation Authority (“IIA”, formerly known as the Office of the Chief Scientist) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Royalty expenses are determined based on actual revenues and presented in cost of revenues. During 2016 the Company entered into a royalty buyout agreement with the Israel Innovation Authority (“IIA”). Refer to note 8A for further details. Research and development grants recognized during the years ended December 31, 2019, 2018 and 2017 were $6,932, $5,763 and $4,634 respectively.

N.Income Taxes

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

O.Share-Based Compensation

The Company accounts for equity-based compensation using ASC 718 “Compensation - Stock Compensation,” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards.

Share Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2 0 1 9	2 0 1 8	2 0 1 7
Risk-free interest rate	1.87%	2.79%	1.81%
Expected life of options	4.69 years	4.76 years	4.70 years
Expected volatility	33.18%	31.82%	28.01%
Expected dividend yield	0%	0%	0%

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

P.Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period, net of treasury shares. Diluted earnings per share reflect the potential dilutive effect of all convertible securities. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options amounted to 438,999 in 2019, 446,301 in 2018 and 275,594 in 2017.

Basic earnings per share in 2019, 2018 and 2017 were $1.26, $1.94 and $1.68 respectively. Diluted earnings per share in 2019, 2018 and 2017 were $1.23, $1.89 and $1.63 respectively.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, trade accounts receivable and foreign currency derivative contracts.

The majority of the Company’s cash and cash equivalents and bank deposits are invested in dollar instruments with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are corporations with high credit standing. Accordingly, management believes that low credit risk exists with respect to these financial investments.

The trade accounts receivable of the Company are derived from sales to customers located primarily in Taiwan R.O.C., Korea, China and USA. The management of the Company performed risk assessment on an ongoing basis and believes it bears low risk.

The Company entered into options and forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparty to the Company’s derivative instruments is major financial institution.

R.Fair Value Measurements

The fair values of the Company cash and cash equivalents, trade accounts receivable, and accounts payable approximate their carrying amounts due to their short-term nature.

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

The estimated fair values of the derivative instruments are determined based on market rates to settle the instruments. The fair value of the Company’s derivative contracts (including forwards and options) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the Company’s derivative contracts have been classified as Level 2.

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

S.Derivative Financial Instruments

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

T.Impairment of Long-Lived Assets

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

The Company performed an impairment review and did not identify any indicators for impairment as of each of 2019, 2018 and 2017.

U.Leases

Under ASC 842, a contract is or contains a lease when the Company has the right to control the use of an identified asset for a period of time. The Company determines if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The commencement date of the lease is the date that the lessor makes an underlying asset available for the Company’s use. On the commencement date leases are evaluated for classification and assets and liabilities are recognized based on the present value of lease payments over the lease term.

The lease term used to calculate the lease liability includes options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The right-of-use (“ROU”) asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments and any lease incentives. Costs incurred for common area maintenance, real estate taxes, and insurance are not included in the lease liability and are recognized as they are incurred.

The Company’s leases include office buildings for its facilities and car leases in Israel, which are all classified as operating leases. Certain lease agreements include rental payments that are adjusted periodically for the consumer price index (“CPI”). The ROU and lease liability were calculated using the CPI as of the adoption date and will not be subsequently adjusted. Certain leases include renewal options that are under the Company’s sole discretion. The renewal options were included in the ROU and liability calculation if it was reasonably assured that the Company will exercise the option.

As the Company’s lease arrangements do not provide an implicit rate, the Company uses its incremental estimated borrowing rate at lease commencement to measure ROU assets and lease liabilities. The Company used the incremental borrowing rate on January 1, 2019 for all leases that commenced on or prior to that date. Operating lease expense is generally recognized on a straight-line basis over the lease term. For leases with a term of one year or less, the Company elected not to record the ROU asset or liability.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.New Accounting Pronouncements

Recently adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASC 842 which supersedes the lease recognition requirements in ASC 840, Leases, (“ASC 840”). The most prominent of the changes in ASC 842 is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases.

Consistent with ASC 840, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statements of operations. In July 2018, the FASB issued an accounting standard update which amended ASC 842 and offered an additional (and optional) transition method by which entities could elect not to recast the comparative periods presented in financial statements in the period of adoption.

The Company adopted the new standard on January 1, 2019, the first day of fiscal 2019, using the optional adoption method whereby the Company did not adjust comparative period financial statements. Consequently, prior period balances and disclosures have not been restated. The Company elected certain practical expedients, which among other things, allowed to carry forward prior conclusions about lease identification and classification. The adoption of ASC 842 resulted in the balance sheet recognition of additional lease assets and lease liabilities of approximately $26 million and $28 million as of January 1, 2019, respectively, related primarily to facilities and vehicles. The adoption of ASC 842 did not have a material impact on beginning retained earnings, the Condensed Consolidated Statement of Operations, Cash Flows, or earnings per share. For additional information regarding the Company’s leases, see Note 14 “Leases” in the Condensed Consolidated Financial Statements.

Issued and not yet adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses”, which requires that expected credit losses relating to financial assets measured on an amortized cost basis and available for sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available for sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company is currently evaluating the potential impact of adoption of the ASU on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement”, which modifies the existing accounting standards for fair value measurement disclosure. This update eliminates the disclosure of the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy, and the policy for timing of transfers between levels. This standard update is effective for the Company form the year ending December 31, 2020, and early adoption is permitted. The Company evaluating the impact of this accounting standard update on the Company’s Condensed Consolidated Financial Statements.

In August 2018, the FASB issued ASU 2018-14 “Compensation - Retirement Benefits – Defined Benefit Plans – General” , which modifies the disclosure requirements related to defined benefit pension and other post-retirement plans. Some of the changes include adding a disclosure requirement for significant gains and losses related to changes in the benefit obligation for the period and removing the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. This standard update is effective for us for the fiscal year starting January 1, 2021, and early adoption is permitted. The Company currently evaluating the impact of this accounting standard update on our Condensed Consolidated Financial Statements.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2019, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” which eliminates step two from the goodwill impairment test. Under ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. This standard update is effective beginning January 1, 2020, with early adoption permitted.

In December 2019, the FASB issued ASU 2019-12 “Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes” an accounting standard update to simplify the accounting for income taxes in ASC 740, Income Taxes, (“ASC 740”). This amendment removes certain exceptions and improves consistent application of accounting principles for certain areas in ASC 740. The update is effective for us beginning in the first quarter of our fiscal year ending December 31, 2020, and early adoption is permitted. The Company currently evaluating the impact of this accounting standard update on our Condensed Consolidated Financial Statements.

W.Certain prior period amounts have been reclassified to conform to the current period presentation.

NOTE 3  -  INVENTORIES

A. Composition:

	As of December 31,
	2 0 1 9	2 0 1 8

Raw materials	$14,428	$11,166
Work in process	25,831	18,736
Finished goods	8,103	11,884
	$48,362	$41,786

B. In the years ended December 31, 2019, 2018 and 2017, the Company wrote down inventories in a total amount of $4,435, $4,635 and $3,418, respectively.

NOTE 4  -  OTHER CURRENT ASSETS

	As of December 31,
	2 0 1 9	2 0 18

Governmental institutions	$13,979	$6,533
Prepaid expenses	1,834	3,120
Other	872	779
	$16,685	$10,432

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5  -  PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2 0 1 9	2 0 1 8
Cost:
Electronic equipment	$38,432	$33,160
Office furniture and equipment	4,353	1,557
Leasehold improvements	25,330	11,340
	$68,115	$46,057

Accumulated depreciation:
Electronic equipment	$28,835	$25,259
Office furniture and equipment	1,431	1,237
Leasehold improvements	7,283	5,805
	37,549	32,301
Net book value	$30,566	$13,756

Depreciation expenses amounted to $5,401, $5,071 and $3,618 for the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 6  -  GOODWILL AND INTANGIBLE ASSETS

Goodwill and Intangible assets originated from the acquisition of ReVera on April 2, 2015. The following is a summary of intangible assets as of December 31, 2019 and 2018:

	As of December 31,
	2 0 1 9	2 0 1 8
Original amount:
Technology	$12,305	$12,305
Customer relationships	5,191	5,191
Backlog	3,506	3,506
IPR&D	1,927	1,927
	22,929	22,929

Accumulated amortization:
Technology	8,350	6,592
Customer relationships	3,511	2,644
Backlog	3,506	3,506
IPR&D	-	-
	15,367	12,742
Net book value	$7,562	$10,187

Amortization expenses amounted to $2,625, $2,613 and $2,561 for the years ended December 31, 2019, 2018 and 2017, respectively.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 6  -  GOODWILL AND INTANGIBLE ASSETS (Cont.)

Annual amortization expenses (excluding IPR&D ) are expected as follows:

Year ending December 31,
2020	$2,503
2021	2,297
2022	736
2023	84
2024	15
$5,635

Goodwill amounted to $20,114 as of December 31, 2019 and 2018.

NOTE 7  -  OTHER CURRENT LIABILITIES

A.Consists of:

	As of December 31,
	2 0 1 9	2 0 1 8

Accrued salaries and fringe benefits	$12,080	$14,281
Accrued warranty costs (See B below)	5,132	5,622
Governmental institutions	4,193	4,417
Other	346	759
	$21,751	$25,079

B.Accrued Warranty Costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2019 and 2018:

	As of December 31,
	2 0 1 9	2 0 1 8

Balance as of beginning of year	$5,622	$5,055
Services provided under warranty	(6,759)	(6,428)
Changes in provision	6,269	6,995
Balance as of end of year	$5,132	$5,622

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 8  -  LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Severance pay expenses (income) for the years ended December 31, 2019, 2018 and 2017, amounted to $16, $(161) and $168, respectively (excluding the Company’s contributions for severance pay under section 14).

NOTE 9  -  COMMITMENTS AND CONTINGENCIES

The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2020-2022. As of December 31, 2019, non-cancelable purchase obligations were approximately $16,406.

NOTE 10  -  SHAREHOLDERS’ EQUITY

A.Rights of Shares:

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.Share Repurchase:

On November 1, 2018, the Company announced $25,000 shares repurchase program. Through December 31, 2019, the Company repurchased 476,747 ordinary shares for an aggregate amount of $11,960.

All treasury shares have been canceled as of the end of each respective year.

C.Equity Based Incentive Plans:

The Company’s Board of directors approves, from time to time, equity-based incentive plans, the last of which was approved in August 2017. Equity-based incentive plans include stock options, restricted share units and restricted stock awards to employees, officers and directors.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10  -  SHAREHOLDERS’ EQUITY (Cont.)

Share-based compensation

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
Cost of Revenues:
Product	534	515	370
Service	469	414	269
Research and Development	2,206	1,710	1,055
Sales and Marketing	1,121	1,026	621
General and Administration	762	661	464
Total	$5,092	$4,326	$2,779

As of December 31, 2019, there was $1,904 of total unrecognized compensation cost related to non-vested employee options and $7,047 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Shares Options

Share options vest over four years and their term may not exceed 10 years. During the period commencing January 1, 2016 and ending July 31, 2017, the exercise price of each option was the average market price of the underlying share during the period of 30 trade days preceding the date of each grant. Commencing August 1, 2017, the exercise price is the market price at the date of each grant.

The weighted average fair value (in dollars) of the options granted during 2019, 2018 and 2017, according to Black-Scholes option-pricing model, amounted to $8.18, $8.37 and $6.64 per option, respectively.

Summary of the status of the Company’s share option plans as of December 31, 2019, as well as changes during the year then ended, is presented below:

	2 0 1 9
	Share Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,530,073	17.27
Granted	135,580	26.14
Exercised	(246,373)	10.91
Expired and forfeited	(199,371)	17.09
Outstanding - year end	1,219,909	19.57

Options exercisable at year end	672,695	15.73

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

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10  -  SHAREHOLDERS’ EQUITY (Cont.)

The total intrinsic value of options outstanding as of December 31, 2019 and 2018 was $22,279 and $10,665, respectively. The total intrinsic value of options exercisable as of December 31, 2019 and 2018 was $14,867 and $7,679, respectively. The total intrinsic value of options exercised during the years 2019, 2018 and 2017 was $4,570, $2,170 and $5,170 respectively.

The following table summarizes information about share options outstanding as of December 31, 2019:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)
4.20-7.00	10,000	0.48	4.20	10,000	4.20
8.01-9.00	36,298	0.79	8.82	36,298	8.82
9.01-10.00	5,002	0.73	9.11	4,751	9.09
10.01-20.00	490,873	2.61	11.50	417,974	11.50
20.01-34.85	677,736	5.39	26.29	203,672	26.36
	1,219,909		19.57	672,695	15.73

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

	Number of RSUs	Weighted average grant date fair value (USD)

Unvested at January 1, 2019	323,895	22.40
Granted	210,892	29.60
Vested	(118,486)	19.94
Canceled	(29,083)	24.54
Unvested at December 31, 2019	387,218	26.91

The total intrinsic value of RSUs vested during the years 2019, 2018 and 2017 was $3,513, $1,048 and $989, respectively.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  INCOME TAXES

A.Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986:

As a "Controlled Foreign Cooperation" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income)-1986. Accordingly, its taxable income or loss is calculated in US Dollars.

B.Law for the Encouragement of Capital Investments-1959:

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

The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as the Company intends to reinvest any income derived from its Approved Enterprise program and not to distribute such income as a dividend. Accordingly, such earnings (amounting to $61,601 as of December 31, 2019) have been considered to be permanently reinvested. If these earnings will be distributed, they will be taxed at the applicable corporate tax rate of 25%.

In 2008, the Company submitted a request to approve a new plan (fourth plan) as a Privileged Enterprise in accordance with the Amendment to the Investment Law. The commencing year was 2010. The expected expiration year is 2021.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  INCOME TAXES (Cont.)

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

In August 2013 "The Arrangements Law" (hereinafter—"the Law") was officially published. The following significant changes affecting taxation were approved:

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

C.The New Technological Enterprise Incentives Regime - Amendment 73 to the Investment Law

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

D.The Tax Cuts and Jobs Act, 2017:

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

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  INCOME TAXES (Cont.)

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

E.Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets are as follows:

	As of December 31,
	2 0 1 9	2 0 1 8

Net operating loss carryforwards	$513	$1,800
Tax credits carryforward	794	-
Temporary differences relating to reserve and allowances	5,782	4,234
Intangible assets	(1,637)	(2,161)
	5,452	3,873
Valuation Allowance	(898)	-
Deferred tax asset, net	$4,554	$3,873

Long-term deferred tax assets:

	Year ended December 31,
	2 0 1 9	2 0 1 8

Domestic	$3,742	$2,998
Foreign	812	875
	$4,554	$3,873

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss and tax credits carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

F.Income before taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Domestic	$25,803	$41,013	$51,558
Foreign (mainly US)	13,683	22,413	8,537
	$39,486	$63,426	$60,095

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  INCOME TAXES (Cont.)

G.Income tax expenses (tax benefits) included in the consolidated statements of operations:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Domestic	$4,482	$5,767	$12,043
Foreign (mainly US)	(167)	3,284	1,593
	$4,315	$9,051	$13,636

Current	$3,340	$10,793	$13,584
Deferred	975	(1,742)	52
	$4,315	$9,051	$13,636

H.Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Net income before taxes	$39,486	$63,426	$60,095
Statutory tax expenses	5,042	8,100	7,674
Effect of non-benefited income New Technological or Preferred Enterprises statuses in Israel	144	172	181
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes, net	(131)	441	203
Change in tax reserve for uncertain tax positions	850	619	1,248
Different tax rates of deferred taxes	-	-	(226)
Effect of foreign operations taxed at various rates	1,173	2,034	1,888
Foreign Derived Intangible Income benefit	(768)	(1,534)	-
Tax credits	(777)	(664)	(1,650)
Adjustments for previous year’s tax	(2,121)	(159)	4,174
Change in valuation allowance	898	-	-
Other	5	42	144
	(727)	951	5,962
Actual tax expenses	$4,315	$9,051	$13,636

I.Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2019, primarily due to tax benefits related to foreign derived income benefit, valuation allowance changes and adjustments for previous years tax, in the US. The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2018, primarily due to foreign derived income benefit in the US.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  INCOME TAXES (Cont.)

J.Tax Assessments:

In 2017 the Parent Company has received final tax assessments for the years 2012-2015 from the Israeli Tax Authorities. The net effect of the tax assessment in the amount of $3,553 is included in the Company’s statement of operations for the year ended December 31, 2017, as well as $355 of interest related to this assessment.

For the US subsidiary tax years starting 2015 and any tax attributes carryforwards from prior periods remain subject to examination in future periods. The other subsidiaries received final tax assessments through tax years 2012 until 2016.

K.Undistributed earnings of foreign subsidiaries:

The Company considers the earnings of certain subsidiaries to be indefinitely invested outside Israel on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and the Company’s specific plans for reinvestment of those subsidiary earnings. The Company has not recorded a deferred tax liability of approximately $11,382 related to the Israel income taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside Israel. Should the Company decide to repatriate the foreign earnings, the Company would need to adjust the Company’s income tax provision in the period The Company determined that the earnings will no longer be indefinitely invested outside Israel.

L.Uncertain Tax Positions:

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 1 9	2 0 1 8

Balance at the beginning of the year	$7,118	$6,533
Decrease related to prior year tax positions, net	(519)	(164)
Increase related to unutilized tax credits	-	65
Increase related to current year tax positions	1,139	684
Balance at the end of the year*	$7,738	$7,118

*The amount for the year ended December 31, 2019 and 2018 includes $2,120 and $4,897 unrecognized tax benefits, respectively, which are presented as a reduction from deferred tax assets, see Note 10e.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expenses.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11  -  INCOME TAXES (Cont.)

M.Income from Other Sources in Israel:

Income not eligible for benefits under the New Technological Enterprise Laws mentioned in ”D” above are taxed at the corporate tax rate of 23% in 2019, 23% in 2018 and 24% in 2017.

NOTE 12  -  GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
	%	%	%

Taiwan, R.O.C.	37	31	31
USA	25	18	17
China	18	18	16
Korea	9	21	28
Other	11	12	8
Total	100	100	100

Revenues are attributed to countries based on the geographic location of the customer.

B.Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7
	%	%	%

Customer A	27	20	23
Customer B	16	19	22
Customer C	13	14	14

C. Long-lived assets by geographic location:

	As of December 31,
	2 0 1 9	2 0 1 8
	%	%

Israel	85	92
US	14	5
Other	1	3
Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property and equipment, net.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 13  -  FINANCIAL INSTRUMENTS

A.Hedging Activities

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll expense) and forecast transactions which are expected to be denominated mainly in New Israeli Shekel ("NIS"). The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2019 and December 31, 2018 were $16,174, and $21,093 respectively. The terms of all of these currency derivatives are less than one year.

B.Derivative Instruments

The fair value of derivative contracts as of December 31, 2019 and December 31, 2018 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 1 9	2 0 1 8	2 0 1 9	2 0 1 8
Derivatives designated as hedging instruments in cash flow hedge	$68	$-	$-	$320

The impact of derivative instrument on total operating expenses in the year ended December 31, 2019, 2018 and 2017 was:

	Year ended December 31,
	2 0 1 9	2 0 1 8	2 0 1 7

Loss (gain) on derivative instruments	$33	$(189)	$701

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 14  -  LEASES

The Company has operating leases for facilities and vehicles. The Company has operating leases for facilities and vehicles. The Company recognized leased assets of $28,256, and corresponding current liabilities of $2,236, and long-term liabilities of $31,077, as of December 31, 2019. The Company’s leases have remaining terms of 1 to 10 years, some of which include options to extend the leases for up to additional 10 years. The weighted average remaining lease term was 16 years (between 1 and 20 years), and the weighted average discount rate was 5.6% (between 2.8% and 6.6%) as of December 31, 2019.

For the twelve months ended December 31, 2019, lease expenses were $5,166. In accordance with the new leases standard, the expected discounted and undiscounted lease payments under non-cancelable leases as of December 31, 2019, excluding non-lease components, were as follows:

Year
2020	4,014
2021	3,225
2022	2,949
2023	2,903
2024	3,259
2025 and thereafter	35,720
Total lease payments	52,070
Less imputed interest	(18,757)
Total	$33,313

Operating cash flows for operating leases for the year ended 31, December 2019 were $5,326.

NOTE 15  -  FINANCING INCOME, NET

	Year ended December 31,
	2019	2018	2017

Interest income	4,605	3,352	1,834
Exchange rate income (loss), net	(1,428)	(281)	554
Bank charges	(99)	(87)	(112)
Total	$3,078	$2,984	$2,276

EXHIBIT INDEX

Number	Description
1.1	Amended and Restated Articles of Association (filed herewith)
2.1	Description of Securities (filed herewith)
4.2	2007 Incentive Plan, as amended (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2015).
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

4.6	Compensation Policy for Executive Officers and Directors (filed herewith).
4.7+

Summary of lease agreement dated May 3, 2018, by and between the Company and Bayside Land Corporation Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2019).

4.8+

Summary of main contractor agreement dated February 3, 2019, by and between the Company and A. Weiss Construction and Supervision Ltd. (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2019).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2019).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1	Consent of Kost Forer Gabbay & Kasierer (filed herewith).
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Eitan Oppenhaim
Eitan Oppenhaim
President and Chief Executive Officer

Date: March 12, 2020