Form 20-F
period 2020-12-31
NOVA MEASURING INSTRUMENTS LTD
filed 2021-03-01
CIK 1109345

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

5 David Fikes St., P.O. Box 266 Rehovot 7610201, Israel

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,176,862 ordinary shares, NIS 0.01 nominal (par) value per share, as of December 31, 2020.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☒  No ☐

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.Selected Financial Data

The following selected consolidated financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and audited by our independent registered public accounting firm. The consolidated selected financial data as of December 31, 2017, and December 31, 2016 and for the years ended December 31, 2017 and December 31, 2016 have been derived from other consolidated financial statements not included in this Form 20-F that were also prepared in accordance with U.S. GAAP and audited by our independent registered public accounting firm. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report on Form 20-F.

Summary of Consolidated Financial Data

	Year ended December 31,
	2016	2017	2018	2019	2020
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$163,903	$221,992	$251,134	$224,909	$269,396
Cost of revenues	88,623	90,805	105,900	103,089	116,473
Gross profit	75,280	131,187	145,234	121,820	152,923
Operating expenses:
Research and development expenses, net	34,998	38,956	45,451	44,508	53,015
Sales and marketing expenses	20,736	23,751	27,993	28,213	29,321
General and administrative expenses	6,835	8,100	8,735	10,066	12,514
Amortization of intangible assets	2,545	2,561	2,613	2,625	2,503
Total operating expenses	65,114	73,368	84,792	85,412	97,353
Operating income	10,166	57,819	60,442	36,408	55,570
Financing income, net	1,216	2,276	2,984	3,078	926
Income before taxes on income	11,382	60,095	63,426	39,486	56,496
Income taxes expenses	1,738	13,636	9,051	4,315	8,589
Net income for the year	$9,644	$46,459	$54,375	$35,171	47,907

Earnings per share:
Basic	$0.35	$1.68	$1.94	$1.26	$1.71
Diluted	$0.35	$1.63	$1.89	$1.23	$1.65
Shares used in calculation of net earnings per share (in thousands):
Basic	27,175	27,696	28,022	27,895	28,097
Diluted	27,503	28,524	28,765	28,574	28,950

	December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$128,872	$179,782	$233,499	$256,699	$497,767
Total assets	218,593	283,285	333,430	400,443	655,786
Capital stock (including Ordinary shares and additional paid-in capital)	117,102	122,500	122,386	120,811	129,348
Shareholders’ equity	174,717	226,736	280,740	314,539	371,538

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware of before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this annual report. These risks include, but are not limited to, the following:

Economic and External Risks

•

Our business could be disrupted by catastrophic events, such as the outbreak of COVID-19.

•

Increased information technology security threats, more sophisticated computer crime, and changes in privacy laws could disrupt our business.

•

We are dependent on international sales, which expose us to foreign political and economic risks that could impede our plans for expansion and growth.

•

Changes in U.S. trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.

Risks related to technology and Intellectual Property

•

Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property or our involvement in related litigation could harm our competitive position.

•

We may incorporate open source technology in some of our software and products, which may expose us to liability and have a material impact on our product development and sales.

Risks related to our industry

•

We operate in an extremely competitive market, and if we fail to compete effectively or to respond to the rapid technological changes, our revenues and market share will decline.

•

The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer.

•

The markets we target are cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

Operational risks

•

Because most of our current sales are dependent on few specific product lines, factors that adversely affect the pricing and demand for these product lines could reduce our sales.

•

We depend on a small number of large customers, and the loss of one or more of them could significantly lower our revenues.

•

There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs or to ensure the sale of related inventory.

•

New product lines that we may introduce in the future may contain defects, which will require us to allocate time and financial resources to correct.

•

Our dependence on a single manufacturing facility per product line magnifies the risk of an interruption in our production capabilities.

•

We may not be successful in our efforts to complete and integrate current and/or future acquisitions, which could disrupt our current business activities and adversely affect our results of operations or future growth.

•

We depend on a limited number of suppliers, and in some cases a sole supplier. Any disruption or termination of these supply channels may adversely affect our ability to manufacture our products and to deliver them to our customers.

•

Our operations may be disrupted by loss of key personnel.

•

Our lengthy sales cycle increases our exposure to customer delays in orders, which may result in obsolete inventory and volatile quarterly revenues.

Risks Related to Our Incorporation and Location in Israel

•

Political, economic, and military instability in Israel may impede our ability to operate and harm our financial results.

•

Our operations may be disrupted by the obligation of key personnel to perform military service.

Risks Related to Our Indebtedness and Capital Structure

•

Our convertible senior notes may impact our financial results, result in the dilution of existing shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to take advantage of future opportunities. We may not have the ability to raise the funds necessary to settle conversions, and the accounting method for the Convertible Notes could adversely affect our reported financial condition and results

Financial, legal, regulatory and taxation risks

•

Our profit margin may be seriously harmed by currency fluctuations.

•

We participate in government programs under which we receive research and development grants. Some of these programs impose restrictions on our ability to use the technologies developed under these programs. The reduction or termination of these programs would increase our costs.

•

The application of tax laws is subject to interpretation and if tax authorities challenge our methodologies or our analysis of our tax rates it could result in an increase to our worldwide effective tax rate and cause us to change the way we operate our business.

•

We experience quarterly fluctuations in our operating results, which may adversely impact our share price.

•

Some of our contracts and arrangements potentially subject us to the risk of significant or non-limited liability.

•

The market price of our ordinary shares may be affected by a limited trading volume and may fluctuate significantly.

•

A bankruptcy of one of the banks in which or through which we hold or invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

•

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

•

Our business could be negatively affected as a result of actions of activist shareholders, and such activism could impact the trading value of our securities.

•

We may be classified as a “passive foreign investment company” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. shareholders.

•

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Economic and External Risks

Our business could be disrupted by catastrophic events, such as the recent outbreak of COVID-19.

The COVID-19 pandemic has caused substantial global disruptions, including in the jurisdictions where we develop our products and conduct business and may cause additional disruptions in the future, which are impossible to predict. Local, regional and national authorities in numerous jurisdictions, including the United States and Israel, have implemented a variety of measures designed to slow the spread of the virus, including social distancing guidelines, quarantines, banning of non-essential travel and requiring the cessation of non-essential activities on the premises of businesses.

Some of the risks associated with the pandemic or a worsening of the pandemic in the future include:

•

cancellation or reduction of routes available from common carriers, which may cause delays in our ability to deliver or service our products or receive components from suppliers necessary to manufacture or service our products;

•

travel bans or the requirement to quarantine for a lengthy period after entering a jurisdiction, which may delay our ability to install the products we sell or service those products following installation;

•

governmental orders or employee exposure requiring us, our customers or our suppliers to discontinue manufacturing products at our respective facilities for a period of time;

•

reduced demand for our products, push-out of deliveries or cancellation of orders by our customers caused by a global recession or slower demand resulting from the pandemic and the measures implemented by authorities;

•

increased costs or inability to acquire components necessary for the manufacture of our products due to lower availability;

•

Financial difficulties of one of our suppliers, which will affect our ability to manufacture our products on time for delivery to our customers;

•

absence of liquidity at customers and suppliers caused by disruptions from the pandemic, which may hamper the ability of customers to pay for the products they purchase on time or at all, or hamper the ability of our suppliers to continue to supply components to us in a timely manner or at all; and

•

loss of efficiencies due to remote working requirements for our employees.

Furthermore, to the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other factors described in this section and in the “Risk Factors’” section in this Form 20-F.

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

Although we have invested in measures to reduce these risks, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The cost and operational consequences of implementing, maintaining and enhancing further data or system protection measures could increase significantly to overcome increasingly intense, complex, and sophisticated global cyber threats. Despite our best efforts, we are not fully insulated from data breaches and system disruptions and, accordingly, we have experienced and expect to continue to experience actual or attempted cyberattacks of our IT networks. Although none of these actual or attempted cyberattacks has had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. For instance, during the first half of 2020, our G&A expenses included a $3 million expense, related to an incident, in which a financial institution used by the Company for certain financial transactions, wired out Company funds without Company's authorization. These wire transfers were executed based on instructions given by a fraudster, directly to the financial institution. Although almost all of such funds have been retrieved in full, there is no assurance that such events, at a larger scale, will not happen in the future. Any material breaches of cybersecurity or media reports of perceived security vulnerabilities to our systems or those of the Company’s third parties, even if no breach has been attempted or occurred, could cause us to experience reputational harm, loss of customers and revenue, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard our customers’ information, or financial losses that are either not insured against or not fully covered through any insurance maintained by us. Any of the foregoing may have a material adverse effect on our business, operating results and financial condition.

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

Our principal customers are located in Taiwan, South Korea, China, Japan and the United States, and we produce our products in Israel and the United States. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth including:

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

Specifically, starting 2018 and to date, the U.S. Department of Commerce has taken actions to restrict exports to several Chinese based semiconductor manufacturers, such as Fujian Jinhua Integrated Circuit Company, Ltd. (“JHICC”) and Semiconductor Manufacturing International Corporation (“SMIC”). These customers have acquired several of our metrology solutions in the past. Due to the abovementioned export restrictions, our U.S. subsidiary is currently restricted from shipping tools or parts or provide any form of service to JHICC and SMIC, until it is cleared to resume by the appropriate authorities.

In addition, in 2020 the US Department of State introduced restrictions on exporting to customers who are suppliers to Huawei, which is a Chinese based electronics supplier. Since the introduction of these restrictions, our US subsidiary has put in place a procedure to ensure compliance with these restrictions.

In some cases, the abovementioned export restrictions might also be applicable to the products which we export from other countries.

Additionally, the uncertainty of the economic, financial, regulatory, trade, tax and legal implications of the withdrawal of the U.K. from the E.U. (“Brexit”) and other significant political developments could also have a materially adverse effect on our business. All of these risks could result in increased costs or decreased revenues, either of which could have a materially adverse effect on our profitability.

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

The escalation of a trade war, tariffs, retaliatory tariffs or other trade restrictions on products and materials either exported by us to China or raw materials imported by us from China may significantly impede our ability to provide our solutions and service our customers in China or other effected locations. Such developments may result in a decrease in demand for our products and technologies as well as delays in payments from our customers. Furthermore, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries, where our customers are located, could adversely affect our business, financial condition, operating results and cash flows.

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

Risks related to technology and Intellectual Property

Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property could harm our competitive position.

Our continued success depends upon our ability to protect our core technology and intellectual property. We therefore have an extensive program devoted resources to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition, our patents and applications cover various aspects of X-ray based measurement systems and methods, including process control implementation concepts, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration.

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

In addition, some of the patents which relate to our main-stream products have already expired or are expected to be expired in the coming years. Such expiration may add significant competition to our tools in this area, which may lead to a decrease in our incomes. In addition, not all of our patents are covering all territories we operate in, and thus in some territories there is less coverage to some product lines.

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

Risks related to our industry

We operate in an extremely competitive market, and if we fail to compete effectively, our revenues and market share will decline.

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Onto Innovation Inc. (formerly Nanometrics Inc. and Rudolph Technologies Inc., who have merged during the second half of 2019), and KLA Corp., which manufacture and sell integrated and/or stand-alone process control systems. In addition, we compete with process equipment manufacturers (“PEMs”), such as ASML Holdings N.V., and Applied Materials Inc., which develop (or might as well acquire companies which develop) in-situ sensors and metrology products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling our solution to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

The semiconductor manufacturing industry is characterized by rapid technological changes, new product introductions and enhancements and evolving industry standards. Our ability to remain competitive and generate revenue will depend in part upon our ability to develop new and enhanced systems at competitive prices in a timely and cost-effective manner and to accurately predict technology transitions. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate the future demand for products. If we fail to correctly anticipate future demand for products, our sales and competitive position will deteriorate. In addition, the development of new measurement technologies, new product introductions or enhancements by our competitors could cause a decline in our sales or loss of market acceptance of our existing products.

The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer.

We believe that the semiconductor capital equipment market has undergone consolidation over the last few years. For example, Lam Research Corporation acquired Novellus Systems Inc. in 2016 and Coventor in 2017; Thermo Fisher Scientific Inc. acquired FEI Company, Inc. in 2016; ASML Holdings N.V. acquired Hermes Microvision Inc. in 2016; KLA Corporation acquired Orbotech Ltd. in 2019; and Nanometrics Inc. and Rudolph Technologies, Inc. merged in 2019. We believe that similar acquisitions and business combinations involving our competitors, our customers and the PEMs may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer services, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and/or customers could jeopardize our competitive position.

The markets we target are cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

The semiconductor capital equipment market and industries, which are cyclical, experienced steep downturns and upturns in the last two decades. In recent years, we have seen a more stable overall capital investment patterns, yet we cannot predict the length and strength of potential future downturns or expansions.

Operational risks

Because substantially most of our current sales are dependent on few specific product lines, factors that adversely affect the pricing and demand for these product lines could substantially reduce our sales.

We are currently dependent on few process control product lines. We expect revenues from these product lines to continue to account for a substantial portion of our revenues in the coming years. As a result, factors adversely affecting the pricing of, or demand for, these product lines, such as competition and technological change, could significantly reduce our sales.

We depend on a small number of large customers, and the loss of one or more of them could significantly lower our revenues.

Like our peers serving the semiconductor front end market, our customer base is highly concentrated among a limited number of large customers. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered to be our major customers and the percentage of our revenue represented by each major customer may vary from period to period. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. For example, it is possible that any of our major customers could terminate its purchasing relationship with us or significantly reduce or delay the amount of orders for our products, purchase products from our competitors, or develop its own alternative solutions internally. The loss of any one of our major customers would adversely affect our revenues. Furthermore, if any of our customers become insolvent or have difficulties meeting their financial obligations to us for any reason, we may suffer losses. For more information regarding our sales by major customers as percentage of our total sales, see Note 12 to our consolidated financial statements contained elsewhere in this report.

Our inability to significantly reduce spending during a protracted slowdown in the semiconductor industry could reduce our prospects of achieving continued profitability.

Historically, we have derived all our revenues, and we expect to continue to derive practically all of our revenues, from sales of our products and related services to the semiconductor industry. Our business depends in large part upon capital expenditures by semiconductor manufacturers, which in turn depend upon the current and anticipated demand for semiconductors. The semiconductor industry has experienced severe and protracted cyclical downturns and upturns. Cyclical downturns, as those we have experienced in the past, may cause material reductions in the demand for the products and services that we offer, and may result in a decline in our sales. In addition, our ability to significantly reduce expenses during such cyclical downturn may be limited because of:

•

our continuing need to invest in research and development;

•

our continuing need to market our new products; and

•

our extensive ongoing customer service and support requirements worldwide.

Furthermore, during 2020, we increased our leased facilities and related investments and our operating expenses. In the event of a global recession or certain other economic conditions forcing the Company to materially reduce its expenses, portions of such facilities may be rendered obsolete. As a result, we may have difficulty achieving continued profitability during a protracted slowdown.

There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs or to ensure the sale of inventory related to these products.

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

We have one manufacturing facility for our Optical CD product lines, which is located in Weizmann Science Park, Nes Ziona, Israel, and one manufacturing facility for our XPS product line, which is located in Fremont, CA, US (the "Manufacturing Facilities"). These Manufacturing Facilities include special clean room environments and manufacturing jigs, which are customized to our needs. In addition, most of our ongoing inventories, including our main warehouse and work in process, are located in these Manufacturing Facilities. Although we adopted measures to protect these manufacturing facilities and inventories, and a disaster recovery plan, any event affecting any of our Manufacturing Facilities, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

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

We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders received from the customers in which a delivery date has been specified. In general, our ability to rely on our backlog for future forecasting and planning is limited because shipment dates may be changed, some customers may cancel or delay orders with little or no penalty, and our ability to collect cancellation fees from customers is not assured. Thus, our backlog may not be a reliable indicator of actual sales and financial results.

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

Because we rely on employees with both executive and advanced technical skills, our success depends significantly upon the continued contributions of our officers and key personnel. All of our key management and technical personnel have expertise, which is in high demand among our competitors, and the loss of any of these individuals could cause our business to suffer. We do not maintain life insurance policies for our officers and directors.

Our lengthy sales cycle increases our exposure to customer delays in orders, which may result in obsolete inventory and volatile quarterly revenues.

Sales of our systems depend, in significant part, upon our customers adding new manufacturing capacity or expanding existing manufacturing capacity, both of which involve a significant capital commitment. We may experience delays in finalizing sales while a customer evaluates and approves an initial purchase of our systems. Our sales cycle for new customers, products or applications, may take longer than twelve (12) months to complete. During this time, we may expend substantial funds and management effort, but fail to make any sales. Lengthy sales cycles subject us to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which we have limited control.

Risks Related to Our Incorporation and Location in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Our principal executive offices and research and development facilities are located in Israel and therefore may be influenced by regional instability and extreme military tension. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors, could prevent or delay shipments of our products, harm our operations and product development and cause any future sales to decrease. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adverse affected.

On Israel’s domestic front there is currently a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December of 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. In 2019, Israel held general elections twice – in April and September – and a third general election was held on March 2, 2020. The Knesset, for reasons related to this extended political transition, has failed to pass a budget for the year 2020, and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. During December 2020, the government was unable to pass a budget by the applicable deadline, triggering a snap election expected to take place during March, 2021, lurching the country back into a protracted political crisis. Given the likelihood that the current political stalemate might not be resolved during the next calendar year, our ability to conduct our business effectively may be adversely affected.

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

Risks Related to Our Indebtedness and Capital Structure

Our convertible senior notes (“Convertible Senior Notes”) may impact our financial results, result in the dilution of existing shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to take advantage of future opportunities.

On October 16, 2020, we closed an offering of $200 million aggregate principal amount of 0% Convertible Senior Notes due 2025 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The sale of the Convertible Senior Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Senior Notes are convertible. The Convertible Senior Notes may be converted, under the conditions and at the premium specified in the Convertible Senior Notes, into cash and our ordinary shares, if any (subject to our right to pay cash in lieu of all or a portion of such shares). If our ordinary shares are issued to the holders of the Convertible Senior Notes upon conversion, there will be dilution to our shareholders’ equity and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale or potential sale of ordinary shares issuable upon conversion of the Convertible Senior Notes could also encourage short sales by third parties, creating additional downward pressure on our share price.

Furthermore, the indenture for the Convertible Senior Notes will prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Convertible Senior Notes. These and other provisions in the indenture could deter or prevent a third party from acquiring us even when the acquisition may be favorable.

We currently anticipate that we will be able to rely on and to implement certain clarifications from the applicable Tax Authorities, with respect to the administration of our Israeli withholding tax obligations in relation to considerations to be paid to the holders of the Convertible Senior Notes upon their future conversion and settlement as well as other related tax aspects. Unexpected failure to ultimately obtain such anticipated clarifications from the Israeli Tax Authorities could potentially result in increased Israeli withholding tax gross-up costs.

We may not have the ability to raise the funds necessary to settle conversions of the Convertible Senior Notes, repurchase the Convertible Senior Notes upon a fundamental change or repay the Convertible Senior Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Senior Notes.

Holders of the Convertible Senior Notes will have the right under the indenture governing the Convertible Senior Notes to require us to repurchase all or a portion of their Convertible Senior Notes upon the occurrence of a fundamental change before the applicable maturity date, at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. Moreover, we will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted, repurchased or redeemed. We may not have enough available cash or be able to obtain financing at the time we are required to make such repurchases of the Convertible Senior Notes and/or repay the Convertible Senior Notes upon maturity.

In addition, we have the right to elect to settle conversions of the Convertible Senior Notes in cash.

Our ability to repurchase or to pay cash upon conversion of Convertible Senior Notes may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase the Convertible Senior Notes at a time when the repurchase is required by the indenture or to pay cash upon conversion of the Convertible Senior Notes or at maturity as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Senior Notes or to pay cash upon conversion of the Convertible Senior Notes or at maturity.

The accounting method for the Convertible Notes could adversely affect our reported financial condition and results.

Under applicable accounting standards we separately account for debt and equity components of convertible notes that may be settled in cash. The carrying amount of the debt component was based on the fair value of a similar hypothetical debt instrument excluding the conversion feature, valued using an effective borrowing rate which was based on our synthetic credit risk. Issuance costs were allocated to the debt and equity components in proportion to the allocation of proceeds to those components. The difference between the principal amount of the Convertible notes and the amount allocated to the debt component was considered to be debt discount, which is subsequently amortized through non cash interest expenses over the expected life of the Convertible Notes.

The amortization of debt discount and issuance costs that we expect to recognize for the Convertible Notes will result in lower reported income or higher reported loss. The lower reported income or higher reported loss resulting from this accounting treatment could adversely affect our reported or future financial results, the trading price of our ordinary shares and the Convertible Notes. In addition, under certain circumstances, convertible debt instruments (such as the Convertible Senior Notes) that may be settled entirely or partly in cash may be accounted for utilizing the treasury stock method, the effect of which is that the shares issuable upon conversion of such Notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of such Notes exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of ordinary shares that would be necessary to settle such excess, if we elected to settle such excess in shares, are included in the denominator for purposes of calculating diluted earnings per share.

In August 2020, the Financial Accounting Standards Board published an Accounting Standards Update (“ASU”) eliminating the separate accounting for the debt and equity components as described above. The ASU will be effective for public entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, early adoption is permitted but not earlier than fiscal years beginning after December 15, 2020. When effective, the elimination of the separate accounting described above may impact the amortization of debt discount and issuance costs that we expect to recognize for the Convertible Notes for accounting purposes. The ASU described above also eliminates the possibility of treasury stock method for convertible instruments such as the Convertible Notes (unless we make the relevant election eliminating the option to settle the principal amount of the relevant instrument in shares) and instead require application of the “if-converted” method. Under that method, diluted earnings per share would generally be calculated assuming that all the Convertible Notes were converted solely into ordinary shares at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method is expected to reduce our reported diluted earnings per share. Furthermore, if any of the conditions to the convertibility of the Convertible Notes is satisfied, then we may be required under applicable accounting standards to reclassify the liability carrying value of the Convertible Notes, as the case may be, as a current, rather than a long-term, liability. This reclassification could be required even if no noteholders convert their notes and could materially reduce our reported working capital.

Financial, legal, regulatory and taxation risks

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

In addition, starting January 1, 2019, in accordance with ASC 842 of lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In such event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2020, the U.S. dollar devaluated against the NIS by 7.0%, after being devaluated by approximately 10.1% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our operations also could be adversely affected if we are unable to hedge against currency fluctuations in the future.

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

All these programs also restrict our ability to manufacture particular products and transfer particular technology, which were developed as part of the IIA’s programs, outside of Israel. The restrictions associated with these IIA’s programs may require us to obtain approval of the research and development committee nominated by the IIA for certain actions and transactions and pay additional payments to the IIA. Approval to manufacture products outside of Israel or consent to the transfer of technology, if requested, might not be granted and if granted, may increase our financial liabilities to the IIA. In addition, if we fail to comply with certain restrictions associated with formerly received IIA's funding, we may be subject to criminal charges.

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

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for tax authorities in different countries to have conflicting views. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the work being carried out by the OECD on base erosion and profit shifting as a response to increasing globalization of trade could result in changes in tax treaties or the introduction of new legislation that could impose an additional tax on businesses. As a result of changes to laws or interpretations, our tax positions could be challenged, and our income tax expenses could increase in the future.

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

Since the year 2009, we have been able to demonstrate continued profitability, yet since our inception in 1993, we have had several years of losses and we may incur net losses in future years as well. We plan to increase our aggregate operating expenses in 2021 relative to 2020. However, our ability to generate profits is dependent mainly on our ability to generate sufficient sales. In the future, our sales may not be sufficient to cover the increase in our expenses and we may not be able to maintain profitability, mainly during a protracted slowdown.

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

To the best of our knowledge, approximately 35% of our outstanding ordinary shares are cumulatively held by five of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this annual report on Form 20-F.

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

In addition, the price of our ordinary shares could also be affected by possible sales of our ordinary shares by investors who view our convertible senior notes as a more attractive means of equity participation in our company, and by hedging and arbitrage trading activity that such investors may engage in.

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. A bankruptcy of one of the banks in which or through which we hold or invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2020, substantially all of our cash reserves were invested in bank institutions, of which approximately 30% was invested in one institution. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2020, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Provisions of our Amended and Restated Articles of Association and Israeli law may delay, prevent or make difficult an acquisition of Nova, which could prevent a change of control and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, for special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Exhibit 2.1 to this annual report on form 20-F, “Description of the Securities”. For a more detailed discussion regarding some anti-takeover effects of Israeli law.

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

Generally, if for any taxable year 75% or more of our gross income consists of specified types of passive income, or, on average, at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Classification of Nova as a PFIC could result in adverse U.S. tax consequences to our U.S. shareholders, such as ineligibility for any preferential tax rates on capital gains or on dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. If we are a PFIC, it may be possible for U.S. holders of our ordinary shares to mitigate certain of these consequences by making an election to treat us as a “qualified electing fund” under Section 1295 of the Internal Revenue Code of 1986, as amended (the “Code”) or a “mark-to-market election” under Section 1296 of the Code. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

We believe that for our 2020 taxable year we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2020. Absent one of the elections referenced above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2021 or subsequent years. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the 2021 taxable year, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this annual report entitled “Taxation - U.S. Taxation – Passive Foreign Investment Companies.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether we are or are not treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income”, “global intangible low-taxed income” and investments in U.S. property, whether or not such controlled foreign corporation makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our current or future non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The Internal Revenue Service provided limited guidance on situations in which U.S. shareholders may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in the shares.

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

Until 2008, most of our products were sold to process equipment manufacturers such as Applied Materials, Inc. and Ebara Corp., which later sold these products to semiconductor manufacturers. Since then, we have changed our business model, selling substantially all of our products directly to semiconductor manufacturers. Through this process, which has also enabled us to introduce to these customers additional products and features, we have improved our products gross margins and net profitability.

In April 2015, we acquired ReVera Inc., a privately held company headquartered in Santa Clara, California, which develops, manufactures and sells stand-alone metrology tools for measurements of thin-films and composition applications in the semiconductor industry, and on December 31, 2017, we merged ReVera into its parent company, Nova Measuring Instruments, Inc.

We currently have five direct fully owned subsidiaries in the U.S., Japan, Taiwan, Korea and Germany.

Our headquarter office is located in Israel at 5 David Fikes St., 10th Floor, Rehovot.

4.A.8.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). The information is also available on our website (http://www.novami.com).

4.BBusiness Overview

Our Company

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing high-performance metrology solutions for effective process control throughout the semiconductor fabrication process. We bring pioneering metrology solutions to semiconductors process control, by industrializing lab and research-grade technologies and developing emerging metrology solutions. Nova’s product portfolio, deployed at the world’s largest integrated-circuit manufacturers, combines high-precision hardware and cutting-edge software, and provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s capability to deliver innovative X-ray and Optical solutions enables its customers to improve performance, enhance product yields and accelerate time to market.

Nova’s market offering is driven by product divisions: The Dimensional Metrology Division (DMD) which is responsible for optical technology-based metrology solutions (integrated and standalone), and the Materials Metrology Division (MMD) which is responsible for x-ray-based solutions. The corporate units, such as marketing, next generation technology, human resources, finance and global business group, support both divisions. This structure allows the company to focus management attention on each product line separately, as well as to facilitate the integration of additional businesses or technologies in the future.

Our Market

Semiconductor Industry and the Metrology Market

The semiconductor manufacturing process starts with a flat silicon disc known as a silicon wafer upon which integrated circuits are constructed. To construct the integrated circuits, a series of layers of thin films that act as conductors, semiconductors or insulators are applied. During the manufacturing process, these film layers are subjected to processes which remove portions of the film, create circuit patterns and perform other functions. The semiconductor manufacturing process requires numerous precise steps and strict control of equipment performance and process sequences. Tight process control can be achieved through monitoring silicon wafers and measuring relevant parameters before or after each process step, with metrology tools.

The demand for our metrology systems is driven by capital equipment spending of the semiconductor manufacturers, which is in turn driven by the worldwide demand for semiconductor components embedded in technology devices. Industry data indicates worldwide demand for semiconductors will continue to grow, driven by the growing adoption of 5G and advanced network infrastructure, artificial intelligence (“AI”) and internet of things (“IoT”) applications, as well as network and data centers thriving through the work-from-home, learn-from-home, buy from home and gaming trends.

The growing investment in advanced technology nodes introduces growing complexity and new challenges into the semiconductor manufacturing process, as manufacturers are continuously pushed to improve performance and cost in order to gain competitive advantage. In a climate of constant growth, suppliers and manufacturers are asked to constantly come up with new products with greater functionality, better performance at lower prices. As a result, many new complex materials, advanced structures and processes are being introduced into the semiconductor manufacturing ecosystem. Environment of growing complexity in chip design and manufacturing set favorable business conditions for process control demand.

The Semiconductor Manufacturing Process

Semiconductors devices typically consist of transistors, memory cells or other components connected by an intricate system of circuitry on silicon wafers. Integrated circuit manufacturing involves many individual steps, some of which are repeated several times, through which numerous copies of an integrated circuit are formed on a single silicon wafer. Because semiconductor specifications are extremely tight, and integrated circuits are becoming more complex, the process steps are constantly monitored, and critical parameters are measured at each step using metrology equipment. Key process steps, such as Deposition, Photolithography, Etch and Chemical-Mechanical Planarization, rely on metrology systems to monitor film thickness, uniformity, and critical dimensions and material characteristics, to ensure the correct result has been achieved.

The measurements taken by metrology systems during the manufacturing process help ensure process uniformity and help semiconductor manufacturers avoid costly rework and misprocessing, therefore increasing efficiency, yield and time to market.

The Need for Effective Process Control and Metrology Tools

Several technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control and metrology solutions. These trends include

•

Smaller IC Devices. The development of advanced smaller features means a larger numbers of integrated circuits per wafer. As feature geometries decrease, the manufacturing process tolerances decreases as well, and manufacturing yield becomes increasingly sensitive to processing deviations and defects. In addition, the increased complexity means higher chance of error during manufacturing, leading to additional inline monitoring and metrology steps.

•

Transition to 3D Device. The transition to ever more complex 3D Integration technology, in order to improve performance, requires complex fabrication and as a result more sophisticated metrology solutions to be capable of measuring critical dimensions and materials properties in these 3D structures.

•

Faster Time to Market. The accelerating rate of obsolescence of technology and the faster ramp to yield required by customers makes early achievement of high manufacturing yields a critical component of profitability and metrology has a critical role in achieving these demanding results.

•

Materials Engineering. In order to overcome limitations in the continued shrink of transistor dimensions, which is used to improve performance, leading manufacturers are introducing new novel materials to IC production. New materials introduction requires new processing and metrology solutions in the atom level and thus represent a challenging development for the semiconductor manufacturing industry. It also representing a growing demand for more tighter materials control and therefore increasing demand for Materials Metrology solutions to control parameters such as composition, stress, ultra-thickness, crystallization and more.

•

New Manufacturing Steps. Multiple Lithography technologies including multi-patterning and E-Beam are increasing the number of Etch and CMP process steps and EUV poses unique metrology challenges.

•

Foundry Model. The rising investment needed for leading edge semiconductor process development and production, as well as the proliferation of different types of devices, lead to manufacturing increasingly being outsourced to foundries. A foundry typically runs several different processes and makes numerous different semiconductor product types in one facility. Since Foundries are running multiple products at the same time, the need for process control and metrology is increasing in order to qualify multiple devices on the same wafer at the same high process quality.

•

Advanced Memory Technology (SSD). Memory manufacturers are going through technology evolution and build vertical devices to manage layers of NAND Memory. Such a complex device that can hold up to hundreds of thin high aspect ratio vertical layers requires significant changes in the manufacturing process. These changes require also many more steps to control through different Metrology solutions and increase the overall process control intensity for these High Aspect Ratio evolving structures.

In order to address the continuous increasing costs and challenges associated with these trends, semiconductor manufacturers must improve manufacturing procedures, production yields and time to market. Beyond improving the technology, introducing new process steps and innovative fabrication capabilities, Semiconductors manufacturers must tighten the control over the process and therefore must increase the Metrology intensity as well as introduce new innovative Metrology solutions. These new solutions will allow manufactures to overcome new challenges in dimensions and materials engineering.

The Semiconductor Market – Update

IC Insights forecasts the world GDP to decline by 4.4% in comparison to 2019, due to COVID-19 impact. They expect the global market to recover in 2021, with expected growth of 4.8% (The McCLEAN report 2021, published January 2021).

According to Gartner, semiconductor revenues are expected to grow by 11.6% in 2021, compared to growth of 7.3% in 2020. In addition, Gartner forecasts capital spending and wafer fab equipment to grow in 2021 by 6.3% and 7.8% respectively, following growth of 7.6% in CAPEX and 13.9% in WFE in 2020. (Gartner Forecast Semiconductor Wafer Fab Equipment, Worldwide, 4Q20 Update, published January 2021).

According to research reports, future demand drivers for semiconductors include 5G mobile devices, data center and cloud infrastructure, Artificial Intelligence, Augmented and Virtual Reality, Smart Sensors, internet-of-things and other electronic equipment.

Products & Technologies

Our product portfolio includes a complete set of metrology platforms suited for dimensional, films and material metrology measurements for process control across multiple semiconductor manufacturing process steps including lithography, Etch, CMP and deposition. Our offering is comprised of several key product lines, spanning multiple technologies and addressing key challenges in semiconductors process control from R&D to High-Volume-Manufacturing.

Our strategy to offer holistic and diversified portfolio supports the industry’s frequent transitions, establishes the advantages and unique value we bring to our customers. With the introduction of new technologies and products, we cover a wider variety of applications, which increase our served and available markets and footprint in the semiconductor manufacturing industry.

Technology	Product Line	Key applications	Product families
• Broadband Spectrophotometry • Scatterometry • Spectral Reflectometry • Imaging and Image Processing	Optical CD Integrated Metrology	Critical Dimensions Thin films	Nova i5X0 (500, 550, 570) Nova 3090Next Nova 2040
Nova ASTERA
	Optical CD Stand-Alone Metrology		Nova T-5X0 (500, 550. TLM) Nova T600 Nova MMSR, MMSR +
• Spectral Interferometry			Nova PRISM
• X-Ray Photoelectron Spectroscopy • X-Ray Fluorescence	Materials Stand-Alone Metrology (X-Ray)	Thin film Composition	Nova VERAFLEX III XF Nova VERAFLEX III+ Nova VERAFLEX IV
• Raman Spectroscopy	Materials Stand-Along Metrology (Optical)	Strain Crystallinity Phases & Grains Defectivity	Nova ELIPSON
• Computational Modeling for Electromagnetic and Optical Systems	Physical modeling (Modeling and Software Solutions)		Nova Mars
• Machine Learning • Advanced Algorithms	Mathematical modeling (Modeling and Software solutions)		Nova FIT
• Big Data Analytics • High Power Computing	Fleet Management (Modeling and Software solutions)		Nova FM Nova FM+ Nova HPC QED

About the product lines

Optical CD Integrated Metrology

Nova is the leader in the space of integrated metrology with multiple generations of products. Our integrated metrology platforms enable advanced process control (APC) to monitor and control wafer to wafer variations of complex high-end CMP and Etch applications with high productivity and reliability required for the most advanced logic and memory technology nodes. Integrated metrology systems are directly integrated with manufacturing process equipment and provide semiconductor manufacturers with effective and efficient process control by measuring wafers within the process environment.

•

Nova i5X0 - the i5X0 family of integrated metrology (IM) platforms is Nova’s state-of-the-art and market leading IM solution targeting manufacturing of advanced logic and memory device technologies. Nova’s i5X0 platforms offer the highest productivity in the market, supporting fast CMP polishers and allowing within-wafer and within-die variation control. Enriched with Nova’s advanced modeling and algorithmic solutions, the i5X0 integrated metrology provides enhancements in metrology accuracy, precision and tool matching.

•

Nova ASTERA™ - the Nova ASTERA™ provides stand-alone level performance in a compact form factor of integrated metrology. Utilizing oblique and normal incidence channel measurements, Nova ASTERA™ provides a high level of accuracy, precision, tool matching and extendibility. Nova ASTERA™ is targeted to support the development of the most advanced device technologies, beyond 3nm Logic nanosheet architecture and 256 Layers, multi-deck 3D-NAND nodes.

Optical CD Stand-Alone Metrology

Nova’s stand-alone metrology platforms are utilized to characterize critical dimensions such as width, shape and profile with high precision and accuracy and are used in multiple areas of the fabrication process such as photolithography, etch, CMP and deposition steps. Nova’s stand-alone platform is targeted for critical dimensions (CD) and thin films measurements at the most advanced logic and memory technology nodes across all semiconductor leading customers. The expression “stand-alone metrology” generically describes free standing metrology equipment, which is located in line, i.e., next to the processing equipment measuring wafer samples in a station of its own. Nova’s stand-alone metrology product line is comprised of several platforms, ranging from normal channel only to multiple channels of information in one tool. Nova’s unique channels of information enables high metrology performance combined with high productivity. When incorporating Nova’s advanced suite of modeling and machine learning solutions, the Optical CD stand-alone platform provides cutting-edge performance for critical dimensions (CD) and thin films measurements of the most complex layer stacks and 3D structures.

•

Nova PRISM™ - Nova PRISM™ is Nova’s advanced dimensional standalone metrology platform targeted at the most complex device manufacturing technologies across the semiconductor segments. It combines revolutionary Spectral Interferometry (SI) and advanced modeling technology with state-of-the-art multi-channel optical techniques that create wide and unique spectral information offering. Nova PRISM™ delivers invaluable metrology performance that enables our customers to deliver of the most advanced technologies at the highest yield and quality.

Modeling and Software Solutions

All of Nova’s hardware products are combined with our suite of advanced algorithms and software modeling solutions. Nova’s software modeling solutions combine top notch algorithms in the field of Artificial Intelligence and machine learning. Nova’s suite of software modeling products is comprised of Nova MARS® physical and geometrical modeling and Nova FIT™ data driven machine learning modeling solutions. These solutions are supported by Nova HPC®, a computational management layer, which also serves as the foundation for Nova’s Centralized Fleet Management and Control. Our comprehensive software modeling portfolio provides customers with a complete modeling and application development solution designed for complex 3D and HAR structures in the most advanced logic and memory technology nodes.:

•

Nova MARS® - Nova MARS® software package is a multi-channel metrology modeling engine designed for the most advanced 3D structures in advanced process nodes of semiconductor manufacturing. It’s a complete modeling solution for scatterometry and interferometry models’ development, material characterization and recipe optimization which is crucial for facing increasing challenges in semiconductor metrology. The Nova MARS® also injects physical and process related knowledge to solve complex structures.

•

Nova FIT™ - Nova FIT™ modeling suite compliments traditional modeling of Optical Critical Dimensions by machine learning and data driven algorithmic solutions. The algorithmic suite works in conjunction with Nova MARS® physical modeling engine and Nova’s fleet management solution to improve metrology performance, speed up time to solution and expand metrology envelope for enriched process control. Nova FIT™ embeds advanced machine learning and big data architecture into optical modeling, enhancing the way customers utilize metrology measurement data to tighten process windows, avoid process excursions and improve yield.

•

Nova’s Centralized Fleet Management and Control - Nova’s Fleet Management and Performance Monitoring Center simplify the management and enhance the productivity of Nova tools in the fabrication site. The platform’s ability to process and analyze large amounts of fleet and metrology data using advanced data analytic tools provides our customers with intelligent and predictive insights on tool performance and process trends.

•

Nova HPC® - The Nova HPC® is a High-Performance Computing solution, which is designed to accelerate NovaMARS® and NovaFIT™ work processes. Nova HPC® significantly expedites application development by accelerating library-building, real time regression and recipe-setting processes. Its advanced computing hardware design enables optimization of Nova’s proprietary algorithm performance, thus enabling the most calculation-demanding application development.

Materials Stand-Alone Metrology

Materials are considered the next frontier in advancing integrated circuits beyond dimensional and architectural scaling. The growing usage of complex and novel materials in advanced technology nodes has increased the demand for metrology solutions that can measure materials properties, In Line and In Die, with high precision and accuracy. Nova’s materials metrology offering utilizes powerful X-Ray and Raman technologies that have been optimized to provide the automation, speed and reliability required in today’s advanced semiconductor production environment. As part of Nova’s strategic plan, Nova intends to increase its focus on the evolving materials engineering market. The demand to precisely characterize and control materials composition, thickness, stress and more, is growing in advanced Memory and Logic nodes and requires innovative metrology solutions. Our Nova ELIPSON™ and The VeraFlex® platforms aim to provide such capabilities.

•

VeraFlex® - Nova’s VeraFlex® combines enhanced XPS (X-Ray photoelectron spectroscopy) capability with a unique low energy XRF (X-Ray fluorescence) channel to address logic and memory device fabrication challenges. This innovative inline technology is a surface-sensitive quantitative spectroscopic technique that is used to determine the elemental composition of thin films.

•

Nova ELIPSON™ - Nova ELIPSON™ utilizes Raman spectroscopy, a vibrational spectroscopy technique, to detect multiple material properties such as strain, crystallinity, phases, grain size and composition. The combination of a small spot and high speed of this non-destructive, optical method makes it a metrology of choice for both memory and logic segments.

Our Customers, Sales and Marketing

Our sales and marketing strategy is based mostly on direct sales channels where we engage with our customers from the early stages of process development, to address their challenges in the development phase, and later on support their technology transition to high volume production. We seek to establish and maintain tight cooperative relationships with our customers by consistently providing them with a high level of service, support and new capabilities. We have a global network of sales and marketing, customer service and applications support offices worldwide. Our teams are empowered by frequent trainings, remote support options, online resources and rich marketing collateral.

We serve all leading manufacturers in the logic, foundry and memory sectors of the integrated circuit manufacturing industry. Our e customers are located across Asia, Europe and North America.

For the distribution of our total revenues, from products and services, by geographic areas, see Note 12A to our consolidated financial statements.

The semiconductor industry is dominated by a small number of large companies. As a result, our sales are highly concentrated among a relatively small number of customers. The following table indicates the percentage of our total revenues derived from sales to our five largest customers and the range of these revenues from these customers for the periods indicated.

	2018	2019	2020
Total revenues from five largest customers	66%	67%	72%
Range of revenues from five largest customers	5%-20%	3%-27%	8%-26%

Competition

The industries in which Nova operates are highly competitive and characterized by rapid technological change. Nova’s ability to compete generally depends on its ability to introduce competitive solutions, commercialize its technology in a timely manner, continuously improve its products, and develop new products that meet the evolving customer requirements. Significant competitive factors include technical capability and differentiation, productivity, cost-effectiveness and the ability to support a global customer base. The importance of these factors varies according to customers’ needs, including product mix and respective product requirements, applications, and the timing and circumstances of purchasing decisions. Substantial competition exists in all areas of Nova’s business.

Competitors range from small companies that compete in a single region, which may benefit from policies and regulations that favor domestic companies, to global, diversified companies. Nova’s ability to compete requires a high level of investment in R&D, marketing and sales, and global customer support activities.

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS, interferometry, Raman Spectroscopy metrology and semiconductor process control, and include multidisciplinary measurement instruments, complex system engineering, algorithms, physical modeling, optical design, interpretation software, machine learning, image acquisition, pattern recognition, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. Our research and development staff consist of about 300 highly skilled members, approximately 70 of whom hold Ph.D.’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified for ISO 9001 quality standard (Current ISO 9001:2015 version).

The metrology and process control market is characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to our existing product lines is critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to developing innovative products, new applications and emerging innovative technologies.

Our vision is to continue to be an innovative leader in the semiconductor process control market, through increasing our leadership in the Dimensional and Materials metrology solutions, and our research and development efforts and activities are designed to support this vision. Our research and development efforts are structured through different and separate development projects, which are initiated following a detailed project plan, technical feasibility, and risk analysis. The main projects are monitored throughout their life cycle in a structured process, including design reviews and project management reviews.

In the frame of our research and development activities we participate from time to time in development consortium arrangements, which also help us to support our customers in the transition to advance technology nodes. These consortia are joint collaboration programs with other semiconductors companies and are supported and funded by the IIA and\or European Joint Research. It should be noted, that in order to maintain our eligibility for these programs, we must continue to meet certain conditions. These programs might restrict our ability to manufacture particular products and transfer particular technology, which were funded by the IIA. For additional information, see “Item 5C - Grants from the Israel Innovation Authority & European programs” in this annual report on Form 20-F.

As part of our long-term technological collaboration, we are also engaged with joint development activities with some of our strategic customers, as well as with research institutes and other semiconductor companies. These activities sometimes impose limitations on the joint intellectual property developed as part of these programs.

Patents and Other Proprietary Rights

Our continued success depends upon our ability to protect our core technology and intellectual property. We therefore have an extensive program devoted resources to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition, our patents and applications cover various aspects of X-ray based measurement systems and methods, including process control implementation concepts, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions (e.g. confidentiality agreements) and licenses. Our copyrights include software copyrights. We constantly seek to control access to, and distribution of our proprietary information, such as our proprietary algorithms. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

Our in-house know-how is an important element of our intellectual property. The development and management of our products requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our products would be difficult. The risk of a competitor effectively replicating the functionality of our products is further mitigated by the fact that most of the core technology operating on our systems is not exposed to a user or to our competitors. To protect our technology, we implement multiple layers of security.

Despite our efforts to protect our proprietary rights, competitors may be able to develop similar technology independently or design around our patents and, despite our efforts, our trade secrets may be disclosed to others. Furthermore, the laws of countries other than the U.S. may not protect our intellectual property to the same extent as the laws in the U.S. We also cannot assure that: (i) our pending patent applications will be approved; (ii) any patents granted will be broad enough to protect our technology or provide us with competitive advantages or will not be successfully challenged or invalidated by third parties; or (iii) that the patents of others will not have an adverse effect on our ability to do business. We may also have to commence legal proceedings against third parties to protect our intellectual property.

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

Manufacturing

We have one manufacturing facility for our Optical CD product lines, which is located in Ness-Ziona, Israel, and one manufacturing facility for our X-ray product line, which is located in Fremont, CA, US. In addition, we are expected to expand our production and development capabilities with a new state-of-the-art clean room in Rehovot Israel. We are now in the process of designing a highly advanced clean room facility that will support the company’s newly introduced technologies and continuous growth. The new clean room is expected to become operational during 2022. The new clean room facility is planned for manufacturing Nova’s most advanced platforms by utilizing state-of-the-art production methods. As part of Nova’s corporate social responsibility, the construction will also support high sustainability standards.

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

In order to leverage the relatively high volume of systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our site in Israel received the ISO 9001 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001:2015 requirements. We received the formal certification of ISO 14001 in 2010 which was upgraded to ISO 14001:2015 in 2016 and in 2014 we received the formal certification of OHSAS 18001:2007 for our manufacturing operations in Israel which was upgraded to ISO 45001 in 2019. We are being annually recertified for these standards.

Corporate Social Responsibility (CSR)

In 2020 we have embraced a New Corporate Social Responsibility Strategy. We are determined to play a vital role in creating a world that values equality, safety and environmental health for the benefit of future generations to come. We are committed to proactively invest in embedding social responsibility as part of our culture and business management to support our values. Our CSR commitment is Inspired by Nova’s DNA and values, of respecting every individual, fostering partnerships and teamwork and seeing impossible as our starting point.

Built on our unique organizational culture where our employees feel safe and respected, with a strong sense of belonging and self-worth, Nova now strives to provide members of the community with resources to achieve the same. We invite our stakeholders into our socially responsible ecosystem, built on the foundations of our ethical, social and environmental goals and execution, and hold them to the highest standards. Together with our excellent people and devoted partners – we set out to generate true change by making a difference in people’s lives.

Our strategy is built on five pillars:

Environment	Building a Sustainable Future We strive to play our part in building a better future by protecting our environment and making a positive impact on the planet for the next generations to inherit.
Community Relations	Lifting our Communities We welcome members of the community into our family and provide them with the resources required to promote equality, belonging and self-worth
Diversity

Expanding Cultural Diversity

We’re committed to building a diverse organization with a unique sense of belonging. We strive to expand our multidisciplinary platform with diverse talents and inspire the various segments of society.

Inclusion	Empowering Every Voice Our organization fosters an inclusive, open-minded and accepting environment. We respect all individuals and ensure everyone is seen, heard, feel valued and respected.
Ethics & Governance

Championing our Employees

People at Nova always come first. We strive to create an ethical, safe and motivational workplace for our employees, one in which they belong, while their privacy, interests and well-being are protected.

In an effort to contribute to the sustainable development of society and to create new corporate value, we have addressed certain environmental issues. With respect to the environment, our new headquarters located in Rehovot, Israel is certified as “Leed Gold” - LEED (Leadership in Energy and Environmental Design), which is a widely used green building rating system and provides a framework for healthy, highly efficient, and cost-saving green buildings. LEED certification is a globally recognized symbol for sustainability achievement and leadership. In addition, we are committed to responsible sourcing of minerals and have taken action to both increase transparency in our supply-chain and ensure responsible procurement by our suppliers and sub-suppliers. We conduct conflict minerals due diligence pursuant to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. In general, our production does not involve industrial waste, and any waste that is created from used metal and electronics components is being processed through authorized companies. We also implemented recycling measures in our facilities, and we use a mechanism for electricity saving in our offices.

Our Social responsibility is guided by our values and propels our culture to higher levels. In 2019 we moved our headquarters to a different facility in order to create better working conditions and advanced accessibility options for the disabled. We hold an annual safety program which includes training and safety drills for our employees and instituted a safety committee which is convened on a monthly basis to discuss safety measures. In 2020, we strived to recruit and promote an equal employment opportunity workforce. We built new strategic partnerships to ensure our open positions are exposed to new diverse populations. With the help of our most valuable assets, our employees, we make a significant impact on our community by mentoring and tutoring projects together with numerous non-profit organizations worldwide. Our employees regularly participate in voluntary activity meant to make a difference in the lives of those in need.

Since the COVID-19 outburst, we have been directing efforts, energies and much thought into helping the community around us during one of the most challenging periods we have ever known. We managed to donate funds to underprivileged families to enable their children to take part in "remote learning". Nova also donated newly purchased tablets to Children-Oncology unit in several hospitals. Additionally, and specifically in this period, we donated money for kids’ treatments at Shiba hospital. Through the pandemic spread we also supported our Chinese customers and community and donated masks and protective gear to hospitals and sites in China. In the US, we donated to our local food bank to support those who lost their jobs or were affected by COVID-19.

For details of our other corporate governance policies and practices, please refer to the following items in this report - Item 6. Directors, Senior Management and Employees, and Item 16G. Corporate Governance.

Capital Expenditures

Our capital expenditures are primarily for network infrastructure, computer hardware and software, leasehold improvements of our facilities, expansion of clean room facilities and demonstration and development tools. None of these assets are held as collateral or guarantee other obligations. For additional information on our capital expenditures, see “Item 5B. Liquidity and Capital Resources” in this annual report on Form 20-F.

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

4.DProperty, Plant and Equipment

Our main facilities, located in Rehovot and Ness-Ziona, Israel, are currently occupying an aggregate of approximately 13,000 square meters, including: approximately 2,000 square meters of production facilities, approximately 5,700 square meters of research and development offices (including approximately 1,400 square meters of laboratories) and approximately 5,000 square meters of headquarters, operations, sales and marketing, service and support and administration facilities.

In September 2019, our Israel headquarters moved to a new building at the Science Park in Rehovot. The lease agreement in Rehovot is expected to extend until 2029. We have the option to extend this lease period by two periods of five years each, subject to customary conditions. The lease period for an additional space of approximately 2,000 square meters in Rehovot, is expected to begin in 2021 and will extend through the same lease periods.

The lease agreement in Ness Ziona is expected to extend until January 31, 2026. In 2020 we have terminated the lease of approximately 5,700 square meters of the facilities in Ness Ziona, which are no longer required for our operations.

Our subsidiaries lease offices in various locations, for use as a research and development, manufacturing, service and pre-sale facility (depending on each subsidiary’s needs). During 2019, our U.S. subsidiary, Nova Measuring Instruments, Inc. has moved into approximately 3,800 square meters of a newly leased space, which includes approximately 850 square meters of production facilities. This facility lease will expire on March 31, 2026 (with, at Nova Measuring Instruments, Inc.’s sole discretion, a right to extend the lease period for an additional five years). Our Taiwanese subsidiary leases a new space of approximately 1,750 square meters which includes a cleanroom facility, our Korean subsidiary leases approximately 1,000 square meters, our European subsidiary leases approximately 200 square meters in Germany and France, and our Japanese subsidiary leases approximately 100 square meters.

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

Executive Overview

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. We bring pioneering metrology solutions to the world of process control, by industrializing lab and research-grade technologies and developing emerging metrology solutions. Nova’s product portfolio, deployed by the world’s largest integrated-circuit manufacturers, combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative X-ray and Optical solutions enable its customers to improve performance, enhance product yields and accelerate time to market. We market and sell our metrology systems mainly to semiconductor manufacturers, and in some cases to semiconductor process equipment manufacturers.

Our business is greatly affected by the level of spending on capital equipment by semiconductor manufacturers. In addition, demand for our products and services is affected by the timing of new IC capacity expansion and ramping up of new technology nodes, by the timing of releasing products by us and our competitors, market acceptance of our new or enhanced products and changes or improvements in semiconductor design or manufacturing processes.

In the recent five years (2016-2020), we were able to achieve positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 13%, while Gartner Inc. estimates that the Process Control segment has achieved a CAGR of approximately 11% (Gartner Q4-2020 forecast, published on December 22, 2020). During these years, we successfully diversified our technology to include X-Ray capabilities on top of our Optical technology, to measure both Dimensional and Material parameters, we added advanced machine learning algorithms on top of our physical modeling, and we advanced our traditional tool set to include advanced capabilities in both hardware and software. We also diversified our revenue mix across semiconductor segments and territories. During these years, we were also able to increase our total available market through development of new technologies used for Materials and Dimensions metrology, addressing emerging applications in Memory and Foundry/Logic.

In 2020, product sales accounted for approximately 77.7% of our total revenues, and services accounted for approximately 22.3%.

As of the end of 2020, we had cash reserves, net of long term debt related to convertible bonds, of approximately $249.1 million, and working capital of approximately $497.8 million.

Our service organization is operating on a profit and loss basis and the objectives of our service organization are defined and measured by: customer satisfaction, quality support parameters; and by profit and loss criteria. The service organization provides support to all products we sell, during both the warranty period and the post warranty period. Service revenues are mostly driven by extended warrant, Time and Materials requests, service contracts and proactive sales to the install base to improve productivity and metrology capabilities.

Significant Events in 2020 and Outlook for 2021

During 2020, we demonstrated several significant achievements:

•

Balanced geography distribution that yielded three large territories.

•

Diversified customer mix, including several major customers accounting for 10% or more of products’ revenues.

•

Balanced revenue mix between Memory and Foundry/Logic.

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

o

Introduction of new generation tools in both Integrated and Standalone Optical CD

o

Introduction of NovaPrism™ – NovaPRISM™ is targeted at the most complex device manufacturing across the semiconductor segments. The solution combines revolutionary Spectral Interferometry (SI) technology with state-of-the-art multi-channel optical techniques enabling wide and unique spectral information offering.

o

Introduction of ELIPSON™ – Nova ELIPSON™ is a high-end standalone metrology system, optimized for measuring material properties such as composition, strain, crystallinity and surface properties, for both memory and logic segments. The platform utilizes Raman spectroscopy for Optical Material Metrology (OMM) to extract material properties of the areas under analysis.

•

Deepening collaboration with several research institutes and customers' development centers, utilizing a variety of our products, leading to our positioning as a long-term technology development and high-volume manufacturing partner.

•

On October 2020, Nova concluded a pricing of $200 million aggregate principal amount of 0% Convertible Senior Notes due 2025 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The raised funds will be utilized for further investment in the company growth and resiliency in order to enhance shareholders value.

•

CSR (Corporate Social Responsibility) – during 2020 we have built & embraced a New Corporate Social Responsibility Strategy. We are determined to play a vital role in creating a world that values equality, safety and environmental health for the benefit of future generations to come. We are committed to proactively invest in embedding social responsibility as part of our culture and business management to support our values.

In 2021, we plan to focus on the following:

•

Continue to strengthen our competitive and market position, through unique innovation and technical leadership.

•

Continue our aggressive innovation and development plans for meeting future industry challenges.

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

The challenges and risks Nova faces in meeting its plans include:

•

Meeting strategic, development, operational and delivery targets in light of the COVID-19 global pandemic and the various influences across the world.

•

On time delivery of the required solutions to meet the current and future needs of our existing and new customers.

•

Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•

Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

•

Identifying the metrology evolution roadmap for future industry needs to meet process control requirements and lead the market.

•

Achieving long-term growth targets while supporting global extensive growth in all our activities.

•

Building a solid infrastructure to accommodate further growth.

In order to address the risks and challenges associated with the COVID 19 pandemic Nova implemented a thorough and detailed global plan to secure the employees safety and health, guarantee supply chain resiliency, assure business continuity and continuous support to our customers.

In order to address the technical and roadmap risks and challenges, we are working closely with leading customers’ development and research groups and with the leading process equipment manufacturers as well as with leading technology research institutes. The purpose of working closely with these entities is to receive as early as possible information and feedback on their current and future metrology and process control needs and tune our roadmap to support such needs.

It is our belief that Nova has been able to consistently improve its market position as a result of a combination of factors:

•

Optical metrology has become an enabler for the entire industry over the last few years, sometimes on the account of other metrology capabilities.

•

Material Metrology has been widely adopted by leading memory and logic/foundry customers.

•

Nova’s unique metrology portfolio, combining Optical and X-Ray metrology for both dimensions and materials, provide the most advanced solution, combining the best innovative metrology capabilities with the best cost of ownership.

•

The ability to provide a unique and differentiated technology portfolio sets Nova apart from the competition and adding a competitive edge to our offering.

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

•

Extending our solutions’ base to include hardware and software elements in a coupled offering.

•

Well controlled P&L and operating model to support our profitable growth plans and operational resiliency.

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

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with the United States of America generally accepted accounting principles. We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Goodwill

Goodwill and other purchased intangible assets have been recorded as a result of the acquisition of ReVera. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired, and related liabilities. Goodwill amount on December 31, 2020 was $20.1 million.

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

Following the adoption of ASU 2017-04, "Simplifying the Test for Goodwill Impairment", as part of the quantitative goodwill impairment test, any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit. For the year ended December 31, 2020, we performed an annual impairment analysis, and no impairment losses have been identified.

Intangible assets

As a result of the acquisition of ReVera in April 2015, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $7.6 million and $5.1 million as of December 31, 2019 and 2020, respectively.

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

For the year ended December 31, 2020, we performed an annual impairment analysis for Goodwill, and no impairment losses have been identified.

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

We have accounted for the tax effects of the Tax Cuts and Jobs Act, which we refer to as the Tax Act, enacted on December 22, 2017, on a provisional basis. Our accounting for certain income tax effects is incomplete, but we have determined reasonable estimates for those effects. Our reasonable estimates are included in our financial statements as of December 31, 2020.

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

Convertible senior notes

The Company accounts for its convertible senior notes in accordance with ASC 470-20 "Debt with Conversion and Other Options". Pursuant to ASC Subtopic 470-20, issuers of certain convertible debt instruments, such as the Notes, that may be settled wholly or partially in cash upon conversion are required to separately account for the liability (debt) and equity (conversion option) components of the instrument. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument of similar credit rating and maturity that does not have a conversion feature. The equity component is based on the excess of the principal amount of the convertible senior notes over the fair value of the liability component and is recorded in additional paid-in capital. The equity component, net of issuance costs and deferred tax effects is presented within additional paid-in-capital and is not remeasured as long as it continues to meet the conditions for equity classification. The difference between the principal amount and the liability component represents a debt discount that is amortized to financial expense over the respective terms of the Notes using an effective interest rate method. The Company allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on their relative values.

Issuance costs attributable to the liability and equity components were $5,894 and $518, respectively. Issuance costs attributable to the liability are netted against the principal balance and will be amortized to financial expense using the effective interest method over the contractual term of the notes. The effective borrowing rate of the liability component of the notes (after deduction of the abovementioned issuance costs attributed to the liability component) is 2.365%. This borrowing rate was based on Company's synthetic credit risk rating.

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

5.AOperating Results

Overview

A substantial portion of our revenues is coming from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

For the distribution of our total revenues, from products and services, by geographic areas, see Note 12A to our consolidated financial statements.

The sales cycle of our systems is long and the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. We schedule production of our systems based upon order backlog and customer forecasts.

Our revenues increased by 19.8% in 2020 following a decrease of 10.4% in 2019, and an increase of 13.1% in 2018.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated income statements to our total revenues for the periods indicated:

	Percentage of Total Revenues
	Year ended December 31,
	2018	2019	2020

Revenues from product	77.0%	74.3%	77.7%
Revenues from services	23.0%	25.7%	22.3%

Total revenues	100.0%	100.0%	100.0%

Cost of revenues products	28.6%	29.9%	29.2%
Cost of revenues services	13.6%	15.9%	14.1%
Total cost of revenues	42.2%	45.8%	43.2%

Gross profit	57.8%	54.2%	56.8%

Operating expenses:
Research and development, net	18.1%	19.8%	19.7%
Sales and marketing	11.1%	12.5%	10.9%
General and administrative	3.5%	4.5%	4.6%
Amortization of intangible assets	1.1%	1.2%	0.9%

Total operating expenses	33.8%	38.0%	36.1%

Operating income	24.1%	16.2%	20.6%

Financial income, net	1.2%	1.4%	0.3%
Income before income taxes	25.3%	17.6%	21.0%

Income tax expenses	3.6%	1.9%	3.2%

Net income	21.7%	15.6%	17.8%

Comparison of Years Ended December 31, 2020 and 2019

Revenues. Our revenues in 2020 increased by $44.5 million, or 19.8%, compared to 2019. Revenues attributable to product sales were $209.3 million, an increase of $42.1 million, or 25.2%, compared to 2019. Revenues attributable to services were $60.1 million, an increase of $2.4 million, or 4.1%, compared to 2019. The increase in product revenues in 2020 was attributed to higher demand for our products across all main product lines, including revenues from new product line introduced in 2020. The increase in services revenues in 2020 was attributed mainly to the increase in our systems installed base in recent years.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2020 was $78.6 million. Our gross margin attributable to product revenues in 2020 was 62.5%, compared to 59.7% in 2019. The increase in products gross margins in 2020 is related mainly to the increase in sales and to a different product mix.

Our cost of services in 2020 was $37.9 million, compared to $35.8 million in 2019. Gross margin attributable to service revenues in 2020 was 36.9%, compared to 38.0% in 2019. The decrease in services gross margins in 2020 is related mainly to different service revenue mix which included higher portion of time and materials resulting in higher materials costs and higher personnel costs that were partially offset by decrease in travel expenses due to the COVID-19 travel restrictions.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the IIA and the European Community, as well as other funding for research and development activities. Our net research and development expenses in 2020 were $53.0 million, an increase of $8.5 million, or 19.1%, compared to 2019, after offsetting grants received of $5.6 million in 2020 and $6.9 million in 2019. Research and development expenses excluding grants received or receivable in 2020 were $58.6 million, compared to $51.4 million in 2019, and increased due to higher investment in new products and technologies and higher personnel costs. In 2020, net research and development expenses represented 19.7% of our revenues, compared to 19.8% of our revenues in 2019.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Our sales and marketing expenses in 2020 were $29.3 million, an increase of $1.1 million, or 3.9%, compared to 2019. The increase in sales and marketing expenses in 2020 was mainly attributed to the higher personnel costs offset by decrease in travel expenses due to the COVID-19 travel restrictions. Sales and marketing expenses represented 10.9 % our revenues in 2020 compared to 12.5% of our revenues in 2019.

Amortization of Intangible Assets. As part of the acquisition of ReVera on April 2, 2015, the Company acquired $12.3 million of intangible asset related to technology. In 2020 and 2019, the Company recorded $2.5 million and $2.6 million of amortization of intangible assets respectively.

General and Administrative Expenses. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in 2020 were $12.5 million, an increase of $2.4 million, or 24.3%, compared to 2019. The increase in general and administration expenses was attributed mainly to higher personnel costs and related overhead, including costs related to our new headquarters facility in Israel. In 2020, general and administration expenses represented 4.6% of our revenues, compared to 4.5% of our revenues in 2020.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2020, we recorded $8.6 million of income tax expenses, reflecting effective tax rate of 15.2%. In 2019, we recorded $4.3 million of income tax expenses, reflecting effective tax rate of 10.9%. The increase in the effective tax rate in 2020 is attributed mainly to US territory tax benefits which were recorded in 2019.

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

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2019 was $67.3 million. Our gross margin attributable to product revenues in 2019 was 59.7%, compared to 62.9% in 2018. The decrease in products gross margins in 2019 is related mainly to the decrease in sales and to a different product mix including transition to new product generations which are bearing higher costs.

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

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Our sales and marketing expenses in 2019 were $28.2 million, an increase of $0.2 million, or 0.8%, compared to 2018. The increase in sales and marketing expenses in 2019 was mainly attributed to increase in marketing costs related to systems evaluation processes by customers. Sales and marketing expenses represented 12.5 % our revenues in 2019 compared to 11.1% of our revenues in 2018.

Amortization of Intangible Assets. As part of the acquisition of ReVera on April 2, 2015, the company acquired $12.3 million of intangible asset related to technology. In both 2019 and 2018, the company recorded $2.6 million of amortization of intangible assets.

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

5.BLiquidity and Capital Resources

As of December 31, 2020, we had working capital of approximately $497.8 million compared to working capital of approximately $256.7 million as of December 31, 2019. The increase in our working capital is related mainly to our fluent profits and the Convertible Senior Notes offering which we completed in October 2020.

Cash and cash equivalents, short-term and long-term deposits as of December 31, 2020 were $427.9 million compared to $191.1 million as of December 31, 2019, and increased mainly as a result our fluent operating cash flow and the Convertible Senior Notes offering which we completed in October 2020.

Trade accounts receivables increased from $51.6 million as of December 31, 2019 to $63.3 million as of December 31, 2020.

Inventories increased from $48.4 million as of December 31, 2019 to $61.7 million as of December 31, 2020. The increase in inventory is related to the introduction of new products and to the increase in our global inventories related to services, and to our decision to manufacture in full capacity during the COVID-19 environment.

Operating activities in 2020 generated positive cash flow from operating activities of $60.3 million compared to a positive cash flow from operating activities of $40.7 million in 2019. The increase in operating cash flow in 2020 is mainly related to higher profitability and to effective collection of accounts receivables in 2020 relative to 2019.

The following table describes our investments in capital expenditures during the last three years:

	2018		2019		2020
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
	(US dollars, in thousands)
Electronic equipment	2,400	237	3,975	418	2,742	431
Office furniture and equipment	21	19	2,192	604	28	510
Leasehold improvements	493	508	11,231	2,849	1,865	867
Total	2,914	764	17,398	3,871	4,635	1,808

In 2020, the investment in capital expenditures was financed from our fluent operating cash flow, and included major investments in leasehold improvements in our new facilities in Israel and the US. In 2021, we expect our capital spending, to be approximately $10 million.

Our principal liquidity requirement is expected to be for working capital and capital expenditures, as well as additional acquisitions. We believe that our current cash reserves will be adequate to fund our planned activities for at least the next twelve months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with our cash reserves together with positive cash flow from operations, if any. If these funds are insufficient to finance our future business activities, which may include acquisitions, we would have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

Presently, our long-term debt is comprised from Convertible Senior Notes. We do not have a readily available source of long-term debt financing such as a line of credit.

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

Grants from the Israeli Innovation Authority & European Programs

IIA sponsoring for generic research and development projects of large Israeli companies

We participate in a generic research and development programs sponsored by the IIA, available for Israeli companies that meet specific criteria’s set forth by the IIA. Companies eligible to participate in these programs receive IIA funding intended to focus on long-term creation of know-how and technological infrastructure, used for the development or production of future innovative products. These programs do not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed hereunder, are applicable to the know how developed by us with the funding received in such programs.

IIA sponsoring for Israeli research and development consortiums

In 2020 and 2019, and in previous years, we participated in a consortium program sponsored by IIA. Under the terms of this program, we cooperate with additional companies, Universities and research institutes in Israel, organized in a consortium for the development of new technologies. The rules of the consortium include several references to the distribution of knowledge between the consortium members, requires us to provide the other members in the consortium with a non-sub-licensable license to use the “new information” developed by such member, without consideration. These programs do not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed hereunder, are applicable to the know how developed by us with the funding received in such programs.

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

The main pertinent obligations under the Innovation Law are as follows:

•

Local Manufacturing Obligation. The terms of the grants under the Innovation Law require that we manufacture the products developed with these grants in Israel. Under the regulations promulgated under the Innovation Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate, as declared to be manufactured out of Israel in the applications for funding, in which case a notice should be provided to the IIA). This approval may be given only if we abide by all the provisions of the Innovation Law and related regulations. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay royalties at an increased rate (usually 1% in addition to the standard rate and increased royalties cap between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel). We note that a company also has the option of declaring in its IIA grant application an intention to exercise a portion of the manufacturing capacity abroad, thus, if the grant application is approved by IIA, such company will avoid the need to obtain additional approvals and pay the increased royalties cap for manufacturing outside of Israel at portions which were mentioned in such approved grant applications.

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

These restrictions may impair our ability to enter into agreements for those products or technologies which were developed with assistance of the IIA grants without the approval of the IIA. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as may expose us to criminal proceedings. In addition, IIA may from time-to-time audit sales of products which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional products.

5.DTrend Information

For Information regarding most significant recent trends in our market, see “Item 4B– Our Market – The World Economy – Update” in this annual report on Form 20-F.

5.EOff-Balance Sheet Arrangements

We do not have and are not party to any off-balance sheet arrangements.

5.FTabular Disclosure of Contractual Obligations

As of December 31, 2020, we had contractual obligations as described in the following table:

	Payment due by Period (US Dollars, in $ thousands)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Purchase Obligations	41,027	38,660	2,362	5	-

Item 6. Directors, Senior Management and Employees

6.A Directors and Senior Management

The following is the list of senior management and directors as of February 16, 2021:

Name	Age	Position
Michael Brunstein (3)	77	Chairman of the Board of Directors
Avi Cohen (1)	67	Director
Raanan Cohen (2)	65	Director
Zehava Simon (1)(2)(3)	62	Director (External Director until May 2018)
Dafna Gruber (1)(2)	55	Director (External Director until May 2018)
Ronnie (Miron) Kenneth (2)(3)	64	Director
Eitan Oppenhaim	55	Director, President and Chief Executive Officer
Dror David	51	Chief Financial Officer
Shay Wolfling	49	Chief Technology Officer
Gabriel Waisman	50	Chief Business Officer
Adrian S. Wilson	49	President of US subsidiary & General Manager Material Metrology Division
Gabi Sharon	59	Chief Operations Officer
Sharon Dayan	48	Chief Human Resources Officer
Zohar Gil	54	Chief Marketing and Business Development Officer
Effi Aboody	50	Corporate VP and General Manager Dimensional Metrology Division

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

Mr. Avi Cohen has served as a director of the Company since 2008. He also, serves on the board of directors of Cortica Ltd., CGS Tower Networks Ltd. and BioFishency Ltd. From July 2016 to September 2017 Mr. Cohen served as the chief executive officer of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 till the merger, Mr. Cohen served as the chief executive officer of RR Media. Prior to that, until March 2012, Mr. Cohen served as president and chief executive officer of Orbit Technologies, a public company traded on the TASE. From September 2006 to December 2008, Mr. Cohen served as chief operating officer and deputy to the chief executive officer of ECI Telecom Ltd. a leading supplier of networking infrastructure equipment. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC). From 2003 he was a group vice president, corporate officer and member of the executive management committee. During his tenure, he successfully led the creation of KLA’s global Metrology Group. From 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as chief executive officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

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

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Effective as of May 2018, and our adoption of the exemption under the Regulation (as defined below), Ms. Simon is no longer classified as an external director under the Companies Law. Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd., a public company traded on Nasdaq and TASE, Nice Systems, a public company traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, Jerusalem, Israel, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and an M.A. in Business and Management from Boston University, USA.

Ms. Dafna Gruber was elected as the Company’s external director in accordance with the provisions of the Companies Law in April 2015 and reelected in April 2018. Effective as of May 2018, and our adoption of the exemption under the Regulation, Ms. Gruber is no longer classified as an external director under the Companies Law. Ms. Gruber has broad experience, serving as chief financial officer and a senior executive management member in leading hi-tech companies traded on both Nasdaq and TASE. From February 2019 until February 2021, Ms. Gruber served as chief financial officer of Aqua security Ltd., a private company. From September 2017 until February 2019, Ms. Gruber served as the chief financial officer of Landa Corporation Ltd., and then as financial advisor to Landa group. From 2015 until 2017, Ms. Gruber served as the chief financial officer of Clal Industries Ltd., a private company. From 2007 until 2015, Ms. Gruber served as the chief financial officer of Nice Systems Ltd., a public company traded on Nasdaq and TASE. As a member of the senior management team, Ms. Gruber was a senior member of the strategy and M&A forum of the company. During her employment with Nice, Ms. Gruber was responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as chief financial officer. Prior to that, from 1993 to 1996, Ms. Gruber was a controller at Lannet Data Communications Ltd., subsequently acquired by Lucent Technologies Inc. Ms. Gruber serves as an external director at TAT Technologies Ltd., a public company traded on Nasdaq and TASE, since November 2013, as an external director at Tufin software technologies Ltd., a public company traded on NYSE since April 2019 and as an independent director at Cognyte Ltd, a public company traded on Nasdaq. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Mr. Ronnie (Miron) Kenneth was appointed to serve as a director of the Company by our board of directors in December 2017 and was reappointed by our shareholders in April 2018. Mr. Kenneth is a veteran high-tech leader who served for ten years as Chairman and Chief Executive Officer at Voltaire Technologies Ltd. (Nasdaq: VOLT), leading it to an initial public offering on Nasdaq in 2007. Following Voltaire’s merger with Mellanox Technologies Ltd. (Nasdaq: MLNX) in 2011, Mr. Kenneth became the Chief Executive Officer of Pontis Ltd., a privately-held company, until 2013. Mr. Kenneth currently serves as the Chairman of Teridion Technologies Ltd., and Varada Ltd., and he is a director of Allot Communications Ltd. (Nasdaq: ALLT). Mr. Kenneth holds a BA in Economics and Computer Science from the Bar-Ilan University and an MBA from the Golden Gate University, San Francisco.

Mr. Eitan Oppenhaim has been serving as the President and Chief Executive Officer of the Company since July 31, 2013, and was appointed by our board of directors to also serve as a director of the Company in October 2019. He has previously served as the Executive Vice President Global Business Group, since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd.. Prior to that, from 2002 till 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 till 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 till 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a BA in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

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

Mr. Gabriel Waisman joined Nova in 2016 as our Chief Business Officer, responsible for the Company’s customer facing groups, including global sales, marketing, customer support and applications. Mr. Waisman brings over 21 years of managerial expertise in a global geographically dispersed environment, and extensive experience in working with pioneering multidisciplinary technologies, particularly within the electronics and telecom sectors. Prior to joining Nova, Mr. Waisman served as President at Orbotech Pacific (Orbotech LTD, Hong Kong) from August 2013 until April 2016 and Orbotech West (Orbotech Inc., USA) from May 2011 until July 2013, where he was responsible for sales and marketing, finance and operations, and customer support. Previous to this, from June 2003 until May 2011, Mr. Waisman served in various managerial positions at Alvarion Technologies Ltd., starting as Strategic Marketing Director, EMEA, and moving on to Vice President of Strategic Accounts, General Manager of West Europe, followed by Managing Director, Asia-Pacific. Mr. Waisman has also served as EMEA Regional Sales and Marketing Director (Broadband division) at Comverse Ltd. Mr. Waisman holds a B.Sc. in Electronic Engineering from the Technion – Israel Institute of Technology, Haifa, Israel and an MBA in Business Administration from the Tel-Aviv University, Israel.

Mr. Adrian S. Wilson Joined Nova in January 2018 as General Manager Material Metrology Division and President of our US subsidiary, Nova Measuring Instruments, Inc. Mr. Wilson has over 25 years of Semiconductor capital equipment and materials experience. Mr. Wilson joins us from Nanometrics Inc, where he held the position of Vice President & General Manager of Advanced Imaging and Analytics Business Unit. Prior to Nanometrics Inc, he held the position of Managing Director of Element Six Technologies Ltd., the non-abrasive arm of the synthetic diamond group of DeBeers, focused on thermal management and optical components for the semiconductor industry. Mr. Wilson has experience in leading both start-ups and divisions within large public multi-national companies, including KLA, FormFactor Inc. and Phoenix X-ray Systems & Services Inc., a capital equipment start-up. Mr. Wilson holds a bachelor’s degree in Electronics Engineering, post Grad in Marketing Management and a MBA in Technology Management. Mr. Wilson’s accreditations include Fellow of the Chartered Institute of Marketing (UK) and Fellow of the Institute of Directors (UK).

Mr. Gabi Sharon was appointed as Chief Operating Officer in September 2020 and has over 25 years of managerial experience in Semiconductor industry. Mr. Sharon joined Nova in 1995 and served in several executive positions. Previously, since 2006 Mr. Sharon served as the Nova’s Corporate Vice President of Operations. In his first role at Nova Mr. Sharon established the Global Customer Support Organization and later he led the development department of the Integrated Metrology Product Line, its successful market launch and initial penetration of the Copper CMP market. Prior to joining Nova, Mr. Sharon served as the Marketing Project Manager in ECI Telecom, where he was responsible for implementing telecommunication networks projects in several countries across Asia. Mr. Sharon holds a B.Sc. in Computer Engineering from Northeastern University in Boston and M.Sc. in Technology Management from Polytechnic University in New York.

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

Mr. Zohar Gil has served as our Chief Marketing and Business Development Officer since September 2020. Mr. Gil joined Nova in June 2011, and until September 2020 served in various key business and marketing positions including Corporate Vice President for Marketing and Business Development, Head of Business Management for Nova’s foundry accounts in the Asia Pacific region and Head of Marketing and Product Management. Currently, as our Chief Marketing and Business Development Officer, Mr. Gil is focusing on the Company’s corporate marketing, strategy and M&A activities. Prior to joining Nova, from 2001 until 2010, Mr. Gil held leading business and marketing positions at Alvarion Ltd., including General Manager for the Carrier Line of Business and Vice President of Product Management. Prior to that, from 1997 until 2001, Mr. Gil served in variety of marketing and product management positions in 3Com Corporation. Mr. Gil holds a B.Sc. in Industrial Engineering from Tel-Aviv University, and an Executive MBA from Northwestern and Tel-Aviv Universities from the Kellogg-Recanati Business School of Management.

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

6.B Compensation

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our executive officers with respect to the year ended December 31, 2020 (consisting of 9 persons) was $9.15 million. This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement, or similar benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2020 annual general meeting of shareholders in accordance with Israeli regulations.

Terms of employment of Mr. Eitan Oppenhaim, our President and Chief Executive Officer and a member of the board of directors, as approved by our shareholders, are as follows:

General

(i) a monthly base salary of NIS 156,000; (ii) an annual bonus of up to fourteen (14) monthly base salaries (with additional payment of up to 100% of the target bonus in the case of over achievement), subject to objectives which are annually predetermined by the board of directors and its committees, in accordance with our compensation policy; (iii) in connection with termination of employment (other than for cause), a three month advance notice and a six month adjustment period, during which Mr. Oppenhaim will be entitled to all of his compensation elements, and to the continuation of vesting of his options. In the event of employment termination during a fiscal year (unless for cause), the bonus shall be prorated (subject to certain adjustments); (iv) customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (v) subject to required approvals under applicable law, a directors and officers insurance, including a “run-off” insurance policy; (vi) non-disclosure, non-compete and ownership of intellectual property undertakings; and (vii) monthly travel expenses or a Company car, cellular phone, a land line phone, toll road expenses, a laptop computer and other expense reimbursements pursuant to the Company general policies.

Equity-Based Compensation

Since January 1, 2018 until December 31, 2020, per the approval of the respective annual general meeting of shareholders, Mr. Oppenhaim was granted a total of 140,000 options to purchase ordinary shares of the Company with a weighted average exercise price of $26.17 and 38,500 restricted share units. The options vest in equal annual installments over a terms of four years commencing one year following the grant date and the restricted share units vest in equal annual installments over a terms of three years commencing one year from the grant date; All options and restricted share units expire seven (7) years after each grant date; can be cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Oppenhaim; and, were made in accordance with and subject to Section 102 of the Income Tax Ordinance of 1961 (New Version) (the “Ordinance”). In addition, Mr. Oppenhaim was granted in May 2018, July 2019 and July 2020, 98,500 performance based restricted units that vest over a period of three (3) years, provided that the Company meets or exceeds the performance targets for vesting set by the compensation committee and board of directors of the Company, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Oppenhaim. In the event a portion of these restricted share units fails to vest, such portion will be carried forward to the third vesting date and will vest if the Company’s average annual return on equity based on net income during the previous three (3) years shall be no less than ten percent (10%).

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

Directors and Officers Equity Based Compensation

As of February 16, 2021, a total of 515,912 options to purchase our ordinary shares and 272,591 RSU’s were outstanding and held by certain current executive officers and directors (consisting of 15 persons), of which 281,945 options are currently exercisable or exercisable within 60 days of February 16, 2021, 27,438 shares are held by trustee due to vested RSUs and no RSU’s will vest within 60 days of February 16, 2021. See “Item 6E. Share Ownership” in this annual report on Form 20-F.

In accordance with our current equity-based compensation policy, the exercise price of granted options is equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

Compensation of Directors

The total amount paid or payable to the directors (consisting of six persons, not including Mr. Oppenhaim), for 2020 was $0.37 million.

The compensation arrangement of our directors (excluding the chairman of the board of directors and, unless approved otherwise, any other director who is also an employee of the Company) includes an annual payment of NIS 92,000 (approximately US$26,730) and a payment per meeting of NIS3,000 (approximately US$870) (for each execution of a written consent in lieu of a meeting, an amount of NIS 1,500 and for each meeting that the director attends by teleconference, an amount of NIS 1,800).

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

On June 17, 2019, our shareholders approved our current compensation policy, and on June 25, 2020, our shareholders approved an amendment to the compensation policy related to directors and officers liability insurance policy premium.

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

Compensation of Officers and Directors

Under the Companies Law, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see above “—Board of Directors’ Committees — Compensation Committee" in this annual report on Form 20-F.

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

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once in every three years. The current compensation policy was approved by our shareholders in June 2019, and on June 25, 2020, our shareholders approved an amendment to the compensation policy with respect to the premium payable in connection with our directors and officers liability insurance policy.

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

6.D Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

	As of December 31,
	2018(*)	2019(*)	2020(*)

Total Personnel	662	646	713

Located in Israel	373	349	385
Located abroad	289	297	328

In operations	100	108	129
In research and development	275	251	300
In global business	242	247	263
In general and administration	45	40	49

_______________________

(*)   The numbers of employees set forth in this table do not include contractors and an insignificant number of temporary employees retained by the Company from time to time.

In the high-tech industry in general and specifically in the semiconductors industry, there is intense competition for high-skilled employees. Nova believes that the company’s future success will depend, by a large part, on our continued ability to attract, hire and retain qualified and highly motivated employees in every role and seniority level.

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

6.E Share Ownership

Based on information provided to us, our 15 directors and officers listed in Item 6A above, have had, as a group, sole voting and investment power for 309,383 shares beneficially owned by them as of February 16, 2021 (representing 1.1% of the 28,196,562 issued and outstanding ordinary shares of our company as of such date). Such number includes 281,945 shares subject to options that are immediately exercisable or exercisable within 60 days of February 16, 2021 (with expiration dates ranging between 2021 and 2027; exercise prices ($/share) ranging between 11.28 and 48.20), 27,438 shares held by the trustee due to vested RSUs, and no RSUs to be vested within 60 days as of February 16, 2021. Each of such directors and executive officers beneficially owned less than 1% of our company’s shares as of such date.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 16, 2021 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans under which we have outstanding equity grants, are described below:

2007 Incentive Plan (which was active until October 2017) - As of December 31, 2020, options to purchase 4,304,112 ordinary shares at an exercise prices which range from $0.43 to $24.96, the fair market value of our shares on the dates of grant, were granted under this plan of which, as of December 31, 2020, 2,789,710 options were exercised, 304,598 options were outstanding and exercisable, 1,176,136 options had been cancelled and 33,668 were outstanding and unvested. As of December 31, 2020, 834,142 RSU’s had been granted, of which 722,934 had vested, 105,363 had been cancelled and 5,845 RSU's were outstanding. Following adoption of 2017 share incentive plan, as detailed herein, we have ceased granting equity under the 2007 incentive plan.

2017 Share Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our board of directors on August 1, 2017, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2020, options to purchase 626,262 ordinary shares at an exercise prices which range from $22.56 to $60.91, the closing price of the Company's ordinary shares on Nasdaq on the day of grant, were granted under this plan of which, as of December 31, 2020, 48,206 options were exercised, 157,497 options were outstanding and exercisable, 119,043 options had been cancelled and 301,516 were outstanding and unvested. As of December 31, 2020, 651,882 RSU’s had been granted, of which 150,276 RSU’s had vested, 38,890 had been cancelled and 462,716 RSU's were outstanding.

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

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 28,196,562 ordinary shares outstanding as of February 16, 2021.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Harel Insurance Investments & Financial Services Ltd. (1)	2,190,977	7.77%
Wasatch Advisors Inc. (2)	2,180,040	7.73%
Menora Mivtachim Holdings Ltd. (3)	2,108,880	7.48%
Migdal Insurance & Financial Holdings Ltd. (4)	1,934,609	6.86%
Renaissance Technologies LLC. (5)	1,688,844	5.99%
Adage Capital Partners GP, L.L.C. (6)	1,531,800	5.43%

(1)The information is based upon Amendment no. 7 to Schedule 13G filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on January 27, 2021 regarding holdings as of December 31, 2020.

(2)The information is based upon Schedule 13G filed with the SEC by Wasatch Advisors Inc. on February 11, 2021 regarding holdings as of December 31, 2020.

(3)The information is based upon Amendment no. 4 to Schedule 13G filed with the SEC by Menora Mivtachim Holdings Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtahim Insurance Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. and Shomera Insurance Company Ltd. on February 11, 2021 regarding holdings as of December 31, 2020.

(4)The information is based upon Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd. on February 16, 2021 regarding holdings as of December 31, 2020.

(5)The information is based upon Amendment no. 2 to Schedule 13G filed with the SEC by Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C., Adage Capital Advisors, L.L.C., Robert Atchinson and Phillip Gross on February 11, 2021 regarding holdings as of December 31, 2020

(6)The information is based upon Amendment no. 7 to Schedule 13G filed with the SEC by Renaissance Technologies LLC and Renaissance and Renaissance Technologies Holdings Corporration on February 11, 2021 regarding holdings as of December 31, 2020.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage of ownership by Clal Insurance Enterprises Holdings Ltd. above 5% in 2018 and decrease below 5% in 2019; (ii) the increase in the percentage of ownership of Psagot Investment House Ltd. above 5% in 2018, and the decrease in the percentage of ownership below 5% in 2019; (iii) the decrease in the percentage of ownership of Yelin Lapidot Holdings Management Ltd., Dov Yelin, Yair Lapidot below 5% in 2018 (iv) the decrease in the percentage of ownership of Migdal Insurance & Financial Holdings below 5% in 2018 and the increase in the percentage of ownership above 5% in 2020; (v) the increase in the percentage of ownership by The Phoenix Holdings Ltd., Itshak Sharon (Tshuva), and Delek Group Ltd above 5% in 2018 and the decrease below 5% in 2020; and (vi) the increase in the percentage of ownership by Adage Capital Partners LP, Adage Capital Partners GP, L.L.C and Adage Capital Advisors L.L.C above 5% in 2019; and (vii) the increase in the percentage of ownership by Wasatch Advisors Inc. above 5% in 2020.

As of February 16, 2021, our ordinary shares were held by 12 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 16, 2021, 10 registered holders were U.S. domicile holders and held approximately 0.02% of our outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B. Related Party Transactions

In June 2020, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $30,000,000 (including $5,000,000 Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee in accordance with the framework under our compensation policy.

Our compensation policy authorizes the Company, as long as the compensation policy is in effect, to extend and/or renew the directors’ and officers’ liability insurance or enter into a new insurance policy, provided however, that the insurance transaction complies with the following conditions: (i) the annual premium to be paid by us will not exceed 9% of the aggregate coverage of the insurance policy; (ii) the limit of liability of the insurer will not exceed the greater of $50 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; and (iii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which will determine that the sums are reasonable considering our exposures, the scope of coverage and the market conditions and that the insurance policy reflects the current market conditions, and it will not materially affect our profitability, assets or liabilities.

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

In addition, we undertook to indemnify our officers and directors up to an aggregate amount of 25% of the Company’s shareholders’ equity, according to the most recent consolidated financial statement prior to the date of indemnification payment. Pursuant to our amended and restated compensation policy, we may indemnify our directors and officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the officer, as provided in the indemnity agreement between us and such individuals, all subject to applicable law and our articles of association. Our amended and restated compensation policy also provides that we may exempt our directors and officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis our company, to the fullest extent permitted by applicable law.

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

See “Item 17. Financial Statements” in this annual report on Form 20-F.

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

The lease period for the Initial Space extends until 2029, or the Initial Lease Period. We have the option to extend the lease period by two periods of five years each, subject to customary conditions.

The Lease agreement also includes a leasing of an additional space of approximately 2,000 square meters, or the Additional Space, which is expected to begin in 2021, and will extend through the same lease periods as the Initial Space.

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

For a description of our issuance of convertible notes, see Note 16 to our consolidated financial statements included within this annual report.

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

Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. If the company pays a dividend out of income derived from the Beneficiary Enterprise during the benefits period and such dividend is actually paid at any time up to 12 years thereafter, except with respect to a foreign investment company (an “FIC”), in which case the 12-year limit does not apply, such income will be subject to withholding tax at the rate of 15% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA, allowing for a reduced tax rate). A Company that pays dividend out of income derived from the Beneficiary Enterprise during the tax exemption period will be subject to tax with respect to the amount distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable.

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

A Preferred Company is entitled to a reduced flat tax rate with respect to its preferred income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014-2016	9%	16%
2017 onwards	7.5%	16%

* In December 2016, the Israeli Parliament (the Knesset) approved an amendment to the Investments Law pursuant to which the tax rate applicable to Preferred Enterprises in Development Region "A" would be reduced to 7.5% as of January 1, 2017.

The classification of income generated from the provision of usage rights in know-how or software that were developed in the Preferred Enterprise, as well as royalty income received with respect to such usage, as preferred income is subject to the issuance of a pre-ruling from the ITA stipulates that such income is associated with the productive activity of the Preferred Enterprise in Israel.

In addition, the 2011 Amendment introduced a new status of “Special Preferred Company” which is an Industrial company meeting, in addition to the conditions prescribed for “Preferred Company” certain additional conditions (including that the total Preferred Enterprise income is at least NIS 1 1 billion in 2017 and thereafter). The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5%, if located in Development Region “A”, or to 8%, if located in other area within the State of Israel.

Dividends distributed from preferred income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply), (ii) Israeli resident individuals – 20% (iii) non-Israeli residents - 20% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Until the end of 2015, we did not utilize tax benefits related to Preferred Enterprises. In 2016, we started utilizing such benefits, with a related tax rate of 12%.

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

Generally, the capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding twelve (12) months period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%.

The Real Gain derived by corporations will be generally subject to the ordinary corporate tax rate (23% in 2018 and thereafter).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2020 for individuals, unless the benefiting provisions of an applicable treaty applies.

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions, among other things, are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed. ; and (iii) with respect to our ordinary shares listed on a recognized stock exchange outside of Israel, so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. Non-Israeli corporations will not be entitled to the foregoing exemptions if (i) an Israeli resident has a controlling interest, directly or indirectly, alone or together with another (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), or together with another Israeli resident, exceed 25% in one or more of the means of control in such non-Israeli resident corporation or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, exchange or disposition provided, among others (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident which is maintained in Israel the capital gain arising from such sale, exchange or disposition is not attributed to real estate located in Israel; (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) is holding the shares as a capital asset. However, under the U.S.-Israel Double Tax Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Double Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 651,600 for 2020 and thereafter, which amount is linked to the Israeli Consumer Price Index)), including, but not limited to income derived from dividends, interest and capital gains.

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

If a corporation is treated as a PFIC with respect to a U.S. holder for any taxable year, the U.S. holder will be deemed to own shares in any of the foreign entities in which such corporation holds equity interests that are also PFICs (or “lower-tier PFICs”), and the U.S. holder may be subject to the tax consequences described above with respect to the shares of such lower-tier PFIC such U.S. holder would be deemed to own.

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2020. Under the asset test, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2020. Nonetheless, there is a risk that we were a PFIC in 2020 or we will be a PFIC in 2021 or subsequent years. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

Alternatively, if a U.S. holder elects to “mark-to-market” its ordinary shares, the U.S. holder generally will include in its income any excess of the fair market value of our ordinary shares at the close of each taxable year over the holder’s adjusted basis in such ordinary shares. A U.S. holder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of the ordinary shares as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. holder’s adjusted tax basis in the ordinary shares generally will be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the ordinary shares generally will be treated as ordinary income. Ordinary loss treatment also will apply to any loss recognized on the actual sale or other disposition of ordinary shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such ordinary shares. If a U.S. holder makes a valid mark-to-market election with respect to our ordinary shares for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its ordinary shares. A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. No view is expressed regarding whether our ordinary shares are marketable for these purposes or whether the election will be available. However, because a mark-to-market election likely cannot be made for any lower-tier PFICs, if we are a PFIC, a U.S. holder will generally continue to be subject to the PFIC rules discussed above with respect to such holder’s indirect interest in any investments that we hold that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election will be of limited benefit.

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

Impact of Currency Fluctuation

Because our results are reported in U.S. Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily the NIS) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2020, the value of the U.S. dollar devaluated against the NIS by approximately 7.0% As of December 31, 2020, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2020 and are expected to continue to be affected by such currency fluctuations in 2021. As of December 31 ,2020 the Company recorded a NIS and Israel CPI linked lease liability, under the implementation of ASC 842 in the amount of $23 million (including exchange rate differences of $1.9 million).

In 2019, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $108 million with settlement dates through 2019-2020, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $108 million. In accordance with ASC 815-10, we recorded in 2019 an increase of approximately $0.2 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2019, with all other variables held constant, would decrease the fair value of our net liabilities denominated in NIS, held at December 31, 2019, by approximately $1.2 million.

In 2020, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $100 million with settlement dates through 2020-2021, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $100 million. In accordance with ASC 815-10, we recorded in 2020 an increase of approximately $0.6 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2020, with all other variables held constant, would decrease the fair value of our net liabilities denominated in NIS, held at December 31, 2020, by approximately $1.9 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

(b)Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. The Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, means a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.

(c)Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-3.

(d)There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

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

You may review our code of conduct on our website: https://www.novami.com/, under “Investors/Corporate Governance”.

Item 16C. Principal Accountant Fees and Services

During the last three fiscal years, Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young Global (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors. The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer for all services, including audit services, for the years ended December 31, 2019 and 2020:

	2019	2020

Audit Fees	$350,000	$586,000
Tax Fees	$70,000	$89,000
Other Fees	$84,000	$125,000
Total	$504,000	$800,000

“Audit fees” are fees associated with the annual audit of the Company consolidated financial statements and services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as certain fees related to the audit in connection with our issuance of convertible senior notes in October 2020. The audit fee also includes consultations on various accounting issues, performance of local statutory audits, fees associated with the audit of management assessment of internal control over financial reporting, annual tax returns and audit of reports to IIA. “Tax Fees” are fees related to ad hoc tax consulting services and opinions.

“Other Fees” include services related to SEC regulation consulting, organizational consultation, and due diligence services.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, all audit, audit related and tax services must be specifically approved by the audit committee and certain other non-audit, non-audit related and non-tax services may be approved without consideration of specific case-by-case provided certain terms and procedures are met. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal years 2020 and 2019.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers

In November 2018, we announced a $25 million repurchase program of our ordinary shares. Through December 31, 2020, we spent an aggregate of $14.5 million to repurchase 556,603 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
March 2020	440	32.04	477,187	$13.03
April 2020	79,416	31.92	556,603	$10.49

On October 11, 2020, as part of the authorization of the Senior Convertible Notes Offering, the Company’s board of directors approved and authorized a share repurchase for an aggregate amount of up to $ 20 million (see note 16) in connection of which, on October 13, 2020, the Company repurchased 170,910 ordinary shares for an aggregate amount of $10 million.

Item 16F. Change In Registrant’s Certifying Accountant

None.

100

Item 16G. Corporate Governance

There are no significant ways in which the Company’s corporate governance practices differ from those followed by domestic companies listed on the Nasdaq Global Select Market.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-[30].

Item 19. Exhibits

See Exhibit Index.

101

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NOVA MEASURING INSTRUMENTS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nova Measuring Instruments Ltd. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 1, 2021, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of excess and obsolete inventory reserve

Description of the Matter

The Company’s inventories totaled $61.7 million as of December 31, 2020. As described in Note 2h to the consolidated financial statements, the Company assesses the value of inventories, including raw materials, service inventory, work-in-process and finished goods, in each reporting period, and values its inventories at the lower of cost or net realizable value. Reserves for potential excess and obsolete inventory are made based on management's analysis of inventory levels, future sales forecasts, the expected consumption of service spare parts, and market conditions.

Auditing management's estimates for valuation of inventories involved subjective auditor judgment due to the significant assumptions made by management about the future salability of the inventories. These assumptions include the assessment, by inventory category (finished goods, work-in-process, service inventory and raw materials), of future usage and market demand for the Company's products.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's excess and obsolete inventory reserve process, including management's assessment of the underlying assumptions and data.

Our substantive audit procedures included, among others, evaluating the significant assumptions stated above and the accuracy and completeness of the underlying data management used to value excess and obsolete inventory. We compared the cost of on-hand inventories to historical sales and evaluated adjustments to sales forecasts for specific product considerations, such as technological changes or alternative uses. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses over the significant assumptions to evaluate the changes in the obsolete and excess inventory estimates that would result from changes in the underlying assumptions.

Accounting for the Issuance of Convertible Senior Notes

Description of the Matter

As explained in Note 16 to the consolidated financial statements, in October 2020, the Company issued $200 million of 0% Convertible Senior Notes due 2025 (the "Notes"). In accounting for the issuance of the Notes, management allocated the total proceeds into liability and equity components. The carrying amount of the liability component was calculated by estimating the fair value of the Notes if there were no associated convertible features. The carrying amount of the equity component, representing the conversion option was determined by deducting the fair value of the liability component from the principal amount of the Notes. The valuation model used in determining the fair value of the liability component for the Notes includes assumptions subject to management's judgment, including the synthetic credit rating.

Auditing management’s evaluation of the transaction was complex and required a high degree of auditor judgment due to the inherent complexity in assessing the accounting for the Notes. This required an assessment of the valuation of the fair value of the liability component of the Notes, which included evaluation of assumptions, such as the Company’s synthetic credit rating, subject to management's judgment in determining the borrowing rate.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls in respect of the Company’s Notes, including controls over the initial recognition and measurement of the Notes and recording of the associated liability and equity components.

To test the initial accounting for the Notes, our procedures included, among others, inspection of the underlying agreements and testing management’s evaluation and application of the relevant accounting guidance. We also involved our valuation specialists to evaluate the Company’s determination of the fair value of the liability component of the Notes. We tested the appropriateness of the methodology, evaluated the reasonableness of the underlying assumptions used to determine the borrowing rate, such as the Company’s synthetic credit rating, and performed an independent calculation of the carrying amounts attributable to the liability and equity components. Additionally, we tested the source information underlying the valuation assumptions and inputs used to determine the fair value and the mathematical accuracy of the calculation. We also evaluated the Company’s disclosures regarding the issuance of the Notes included in Note 16.

/s/ Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company's auditor since 2015.

Tel-Aviv, Israel

March 1, 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of NOVA MEASURING INSTRUMENTS LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Nova Measuring Instruments Ltd. internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nova Measuring Instruments Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020, and 2019, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes of the Company, and our report dated March 1, 2021, expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2015.

Tel-Aviv, Israel

March 1, 2021

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 2 0	2 0 1 9
ASSETS
Current assets
Cash and cash equivalents	$232,304	$31,748
Short-term interest-bearing bank deposits	191,567	154,533
Trade accounts receivable, net of allowance of $70 and $135 at December 31, 2020 and 2019, respectively	63,314	51,603
Inventories (Note 3)	61,734	48,362
Other current assets (Note 4)	9,782	16,685
Total current assets	558,701	302,931

Non-Current assets
Interest-bearing bank deposits	2,547	2,813
Restricted interest-bearing bank deposits	1,476	2,000
Deferred tax assets (Note 11)	2,869	4,554
Other long-term assets	462	437
Severance pay funds (Note 8)	1,281	1,210
Operating lease right-of-use assets (Note 14)	29,109	28,256
Property and equipment, net (Note 5)	34,168	30,566
Intangible assets, net (Note 6)	5,059	7,562
Goodwill	20,114	20,114
Total non-current assets	97,085	97,512

TOTAL ASSETS	$655,786	$400,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$24,096	$20,706
Deferred revenues	4,717	2,256
Operating lease current liabilities (Note 14)	3,703	2,777
Other current liabilities (Note 7)	28,418	20,493
Total current liabilities	60,934	46,232

Non-Current liabilities
Convertible senior notes, net (Note 16)	178,808	-
Accrued severance pay (Note 8)	3,719	3,294
Operating lease long-term liabilities (Note 14)	31,905	30,536
Other long-term liabilities	8,882	5,842
Total non-current liabilities	223,314	39,672

Commitments and contingencies (Note 9)

TOTAL LIABILITIES	284,248	85,904

SHAREHOLDERS’ EQUITY (Note 10)
Ordinary shares, NIS 0.01 par value - Authorized 40,000,000 shares at December 31, 2020 and 2019; Issued and Outstanding 28,176,862, and 28,005,617 at December 31, 2020 and 2019, respectively	74	74
Additional paid-in capital	129,274	120,737
Accumulated other comprehensive income	570	15
Retained earnings	241,620	193,713
Total shareholders’ equity	371,538	314,539

Total liabilities and shareholders’ equity	$655,786	$400,443

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Revenues:
Products	$209,320	$167,200	$193,298
Services	60,076	57,709	57,836
Total revenues	269,396	224,909	251,134

Cost of revenues:
Products	78,555	67,300	71,706
Services	37,918	35,789	34,194
Total cost of revenues	116,473	103,089	105,900

Gross profit	152,923	121,820	145,234

Operating expenses:
Research and development, net (Note 2m)	53,015	44,508	45,451
Sales and marketing	29,321	28,213	27,993
General and administrative	12,514	10,066	8,735
Amortization of intangible assets (Note 6)	2,503	2,625	2,613
Total operating expenses	97,353	85,412	84,792

Operating income	55,570	36,408	60,442

Financing income, net (Note 15)	926	3,078	2,984

Income before taxes on income	56,496	39,486	63,426

Income tax expenses	8,589	4,315	9,051

Net income	47,907	35,171	$54,375

Earnings per share:
Basic	$1.71	$1.26	$1.94
Diluted	$1.65	$1.23	$1.89

Shares used in calculation of earnings per share:
Basic	28,096,814	27,895,096	28,022,486
Diluted	28,949,739	28,574,202	28,765,329

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Net income	$47,907	$35,171	$54,375

Other comprehensive income (loss) ("OCI") (Note 13) related to:
Unrealized gain (loss) from cash flow hedges	1,351	236	(489)
Less: reclassification adjustment for net gain (loss) included in net income	(796)	(33)	189
Other comprehensive income (loss)	555	203	(300)
Total comprehensive income	$48,462	$35,374	$54,075

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share amounts)

	Ordinary Shares			Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
	Number	Amount

Balance as of January 1, 2018	27,898,304	$74		$122,426		$112	$104,124	$226,736
Cumulative effect from adoption of a new accounting standard – ASC 606	-	-		-		-	43	43
Issuance of shares upon exercise of options	99,285	(*	)	361		-	-	361
Issuance of shares upon vesting of RSU	119,916	(*	)	(*	)	-	-	-
Share based compensation	-	-		4,326		-	-	4,326
Share repurchase at cost	(200,000)	(*	)	(4,801)		-	-	(4,801)
Other comprehensive income	-	-		-		(300)	-	(300)
Net income	-	-		-		-	54,375	54,375
Balance as of December 31, 2018	27,917,505	74		122,312		(188)	158,542	280,740

Issuance of shares upon exercise of options	246,373	(*	)	492		-	-	492
Issuance of shares upon vesting of RSU	118,486	(*	)	(*	)	-	-	-
Share based compensation	-	-		5,092		-	-	5,092
Share repurchase at cost	(276,747)	(*	)	(7,159)		-	-	(7,159)
Other comprehensive income	-	-		-		203	-	203
Net income	-	-		-		-	35,171	35,171
Balance as of December 31, 2019	28,005,617	74		120,737		15	193,713	314,539

Issuance of shares upon exercise of options	302,730	(*	)	367		-	-	367
Issuance of shares upon vesting of RSU	119,281	(*	)	(*	)	-	-	-
Share based compensation	-	-		6,949		-	-	6,949
Equity component of convertible senior notes, net of issuance costs and tax	-	-		13,770		-	-	13,770
Share repurchase at cost	(250,766)	(*	)	(12,549)		-	-	(12,549)
Other comprehensive income	-	-		-		555	-	555
Net income	-	-		-		-	47,907	47,907
Balance as of December 31, 2020	28,176,862	74		129,274		570	241,620	371,538

(*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Cash flows from operating activities:

Net income	$47,907	$35,171	$54,375

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5,875	5,401	5,071
Amortization of intangible assets	2,503	2,625	2,613
Amortization of debt discount and issuance costs	868	-	-
Share-based compensation	6,949	5,092	4,326
Net effect of exchange rate fluctuation	(1,584)	(510)	1,015
Changes in assets and liabilities:
Trade accounts receivables, net	(11,711)	1,928	(12,539)
Inventories	(16,271)	(7,518)	(8,123)
Other current and long-term assets	6,878	(6,161)	(3,648)
Deferred tax assets, net	(193)	(681)	(1,916)
Operating lease right-of-use assets	1,351	2,372	-
Trade accounts payables	3,255	1,691	3,261
Deferred revenues	2,461	(1,728)	(6,350)
Operating lease liabilities	2,295	2,685	-
Other current and long-term liabilities	9,316	65	(974)
Accrued severance pay, net	354	260	13
Net cash provided by operating activities	60,253	40,692	37,124

Cash flows from investment activities:
Increase in short-term and long-term interest-bearing bank deposits	(36,016)	(4,181)	(32,998)
Purchase of property and equipment	(6,443)	(21,269)	(3,678)

Net cash used in investing activities	(42,459)	(25,450)	(36,676)

Cash flows from financing activities:
Proceeds from the issuance of convertible senior notes, net of issuance costs	193,588	-	-
Purchases of treasury shares	(12,549)	(7,159)	(4,801)
Proceeds from exercise of options	367	492	361

Net cash provided by (used in) financing activities	181,406	(6,667)	(4,440)

Effect of exchange rate fluctuations on cash and cash equivalents	1,356	296	(828)

Increase (decrease) in cash and cash equivalents	200,556	8,871	(4,820)
Cash and cash equivalents - beginning of year	31,748	22,877	27,697
Cash and cash equivalents - end of year	$232,304	$31,748	$22,877

Supplemental disclosure of non-cash activities:
Operating right-of-use assets recognized with corresponding operating lease liabilities	$2,367	$31,465	-

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$3,981	$8,342	$13,048

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

The following is a summary of the significant accounting policies, which were applied in the preparation of these financial statements, on a consistent basis:

A.Principles of Consolidation and Basis of Presentation

The Company’s consolidated financial statements include the financial statements of Nova Measuring Instruments Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

B.Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company's management evaluates its estimates on an ongoing basis, including those related to, but not limited to income taxes and tax uncertainties, collectability of trade accounts receivable, inventory accruals, fair value and useful lives of intangible assets, lease discount rate, lease period, convertible senior notes borrowing rate and revenue recognition. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers and its sales cycles. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

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

D.Cash and Cash Equivalents

Cash and cash equivalents represent short-term highly liquid investments (mainly interest-bearing deposits) with maturity dates not exceeding three months from the date of deposit.

E.Short Term Bank Deposit

Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

F.Trade accounts receivables

Trade accounts receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company has adopted ASC 326 as of January 1, 2020. Prior to the adoption of ASC 326, the Company evaluated its outstanding accounts receivable and established an allowance for doubtful accounts according to specific identification basis, based on information available on the relevant customer credit condition, current aging, historical experience and based on Company policy.

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

H.Inventories

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any. The Company periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions), the age of the inventory and the expected consumption of service spare parts. At the point of the loss recognition, a new lower cost basis for that inventory is established. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.

Inventory includes costs of products delivered to customers and not recognized as cost of sales, where revenues in the related arrangements were not recognized.

To support the Company’s service operations, the Company maintains service spare parts inventory and reduce the net carrying value of this inventory over the service life.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows:

•

Raw materials – based on the moving average cost method.

•

Service inventory, work in process and finished goods - based on actual production cost basis (materials, labor and indirect manufacturing costs).

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

(*) To be determined upon completion of the development and successful launch of the related product, subject to annual impairment assessment.

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

No impairment losses have been identified during 2020, 2019 and 2018 relating to goodwill and IPR&D.

K.Accrued Warranty Costs

Accrued warranty costs are calculated with respect to the warranty period on the Company’s products and are based on the Company’s prior experience and in accordance with management’s estimate. The estimated future warranty obligations are affected by the warranty periods, install base, labor and other related costs incurred in correcting a product failure.

L.Revenue Recognition

Revenue Recognition Policy

The Company enters into revenue arrangements that include products and services which are distinct and accounted for as separate performance obligations. The Company determines whether promises are distinct based on whether the customer can benefit from the product or service on its own or together with other resources that are readily available and whether the Company's commitment to transfer the product or service to the customer is separately identifiable from other obligations in the contract.

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

Remaining Performance Obligations

Remaining performance obligations (RPOs) represent contracted revenues that had not yet been recognized and include deferred revenues and invoices that have been issued to customers but were uncollected and have not been recognized as revenues. As of December 31, 2020, the aggregate amount of the RPOs was $15,938 comprised of $4,717 deferred revenues and $11,221 of uncollected amounts that were not recognized yet as revenues. As of December 31, 2019, the aggregate amount of the RPOs was $5,362 comprised of $2,256 deferred revenues and $3,106 of uncollected amounts that were not recognized yet as revenues. The Company expects the RPO to be recognized as revenues over the next year.

Contract Balances

Contract balances are presented separately on the consolidated balance sheets.

Revenues recognized during 2020, 2019 and 2018 from deferred revenues amounts included in current liabilities at the beginning of the period amounted to $1,544 $3,481 and $10,218 respectively.

In certain arrangements, the Company receives payment from a customer either before or after the performance obligation has been satisfied. The expected timing difference between the payment and satisfaction of performance obligations for the Company’s contracts is one year or less; therefore, the Company applies a practical expedient and does not consider the effects of the time value of money.

M.Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Israeli Innovation Authority (“IIA”, formerly known as the Office of the Chief Scientist) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Royalty expenses are determined based on actual revenues and presented in cost of revenues. Research and development grants recognized during the years ended December 31, 2020, 2019 and 2018 were $5,645, $6,932 and $5,763 respectively.

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

Share Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2 0 2 0	2 0 1 9	2 0 1 8
Risk-free interest rate	0.38%	1.87%	2.79%
Expected term of options	5.08 years	4.69 years	4.76 years
Expected volatility	36.61%	33.18%	31.82%
Expected dividend yield	0%	0%	0%

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

The Company recognizes compensation expenses for the value of awards granted, based on the accelerated method. The Company account for forfeitures as they occur.

P.Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period, net of treasury shares. Diluted earnings per share reflect the potential dilutive effect of options and RSUs. The number of potentially dilutive options and RSUs excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options amounted to 492,963 in 2020, 438,999 in 2019, 446,301 in 2018.

Additionally, 2,680,965 shares underlying the conversion option of the Convertible Senior Notes are not considered in the calculation of diluted net income per share as the effect would be anti-dilutive. The Company intends to settle the principal amount of Convertible Senior Notes in cash and therefore will use the treasury stock method for calculating any potential dilutive effect on diluted net income per share, if applicable. The conversion will have a dilutive impact on diluted net income per share when the average market price of an ordinary share for a given period exceeds the conversion price of $74.6 per share.

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

R.Fair Value Measurements

The fair values of the Company’s cash and cash equivalents, short-term interest-bearing bank deposits, trade accounts receivable, and accounts payable approximate their carrying amounts due to their short-term nature.

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

The Company’s cash and cash equivalents, Interest-bearing bank deposits and restricted interest-bearing bank deposits are classified within level 1. Derivative instruments and Convertible senior notes classified within Level 2 (see Note 13 and Note 16, respectively).

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.Derivative Financial Instruments

ASC 815 requires the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. See Note 13 for disclosure of the derivative financial instruments in accordance with such pronouncements.

T.Impairment of Long-Lived Assets

Long-lived assets (tangible and intangible assets with finite life), held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset Group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset Group) would be written down to their estimated fair values. During the years 2020, 2019 and 2018, no impairment losses have been identified.

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

V.Convertible senior notes

The Company accounts for its convertible senior notes in accordance with ASC 470-20 "Debt with Conversion and Other Options". Pursuant to ASC Subtopic 470-20, issuers of certain convertible debt instruments, such as the Notes, that may be settled wholly or partially in cash upon conversion are required to separately account for the liability (debt) and equity (conversion option) components of the instrument. The liability component at issuance is recognized at fair value, based on the fair value of a similar instrument of similar credit rating and maturity that does not have a conversion feature. The equity component is based on the excess of the principal amount of the convertible senior notes over the fair value of the liability component and is recorded in additional paid-in capital. The equity component, net of issuance costs and deferred tax effects is presented within additional paid-in-capital and is not remeasured as long as it continues to meet the conditions for equity classification. The difference between the principal amount and the liability component represents a debt discount that is amortized to financial expense over the respective terms of the Notes using an effective interest rate method. The Company allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on their relative values.

Issuance costs attributable to the liability and equity components were $5,894 and $518, respectively. Issuance costs attributable to the liability are netted against the principal balance and will be amortized to financial expense using the effective interest method over the contractual term of the notes. The effective borrowing rate of the liability component of the notes (after deduction of the abovementioned issuance costs attributed to the liability component) is 2.365%. This borrowing rate was based on Company's synthetic credit risk rating.

W.New Accounting Pronouncements

Recently adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued amendment ASU 2016-13 “Financial Instruments – Credit Losses” (ASC 326). This update requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset.

The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period.

The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances.

On January 1, 2020, the Company adopted ASU 2016-13 , using the modified retrospective transition method. The cumulative effect adjustment from adoption was immaterial to our condensed consolidated financial statements. We continue to monitor the financial implications of the COVID-19 pandemic on expected credit losses.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2019, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” which eliminates step two from the goodwill impairment test. Under ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. The Company adopted ASU 2017-04 as of January 1, 2020 with no material impact on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted:

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. This guidance will be effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is not permitted before fiscal years beginning after December 15, 2020. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

X.Certain prior period amounts have been reclassified to conform to the current period presentation.

NOTE 3  -  INVENTORIES

A.Composition:

	As of December 31,
	2 0 2 0	2 0 1 9

Raw materials	$17,511	$14,428
Service inventory	16,860	12,887
Work in process	16,364	12,944
Finished goods	10,999	8,103
	$61,734	$48,362

B.In the years ended December 31, 2020, 2019 and 2018, the Company wrote down inventories in a total amount of $5,664, $4,435 and $4,635, respectively.

NOTE 4  -  OTHER CURRENT ASSETS

	As of December 31,
	2 0 2 0	2 0 1 9

Governmental institutions	$5,776	$13,979
Prepaid expenses	3,331	1,834
Other	675	872
	$9,782	$16,685

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 5  -  PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2 0 2 0	2 0 1 9
Cost:
Electronic equipment	$44,149	$38,432
Office furniture and equipment	4,525	4,353
Leasehold improvements	27,678	25,330
	$76,352	$68,115

Accumulated depreciation:
Electronic equipment	$32,019	$28,835
Office furniture and equipment	1,554	1,431
Leasehold improvements	8,611	7,283
	42,184	37,549
Net book value	$34,168	$30,566

Depreciation expenses amounted to $5,875, $5,401 and $5,071 for the years ended December 31, 2020, 2019 and 2018, respectively.

NOTE 6  -  INTANGIBLE ASSETS

Intangible assets originated from the acquisition of ReVera on April 2, 2015. The following is a summary of intangible assets as of December 31, 2020 and 2019:

	As of December 31,
	2 0 2 0	2 0 1 9
Original amount:
Technology	$12,305	$12,305
Customer relationships	5,191	5,191
IPR&D	1,927	1,927
	19,423	19,423

Accumulated amortization:
Technology	10,108	8,350
Customer relationships	4,256	3,511
IPR&D	-	-
	14,364	11,861
Net book value	$5,059	$7,562

Amortization expenses amounted are as follows:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Technology	$1,758	$1,758	$1,759
Customer relationships	745	867	854
	$2,503	$2,625	$2,613

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 6  -  INTANGIBLE ASSETS (Cont.)

Annual amortization expenses (excluding IPR&D) are expected as follows:

Year ending December 31,
2021	$2,297
2022	736
2023	84
2024	15
$3,132

NOTE 7  -  OTHER CURRENT LIABILITIES

A.Consists of:

	As of December 31,
	2 0 2 0	2 0 1 9

Accrued salaries and fringe benefits	$17,773	$11,015
Accrued warranty costs (See B below)	4,839	4,939
Governmental institutions	5,758	4,193
Other	48	346
	$28,418	$20,493

B.Accrued Warranty Costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

Accrued warranty costs presented in:

	As of December 31,
	2 0 2 0	2 0 1 9

Other current liabilities	$4,839	$4,939
Other long-term liability	313	193
	$5,152	$5,132

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 7  -  OTHER CURRENT LIABILITIES (Cont.)

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2020 and 2019:

	As of December 31,
	2 0 2 0	2 0 1 9

Balance as of beginning of year	$5,132	$5,622
Services provided under warranty	(6,752)	(6,759)
Changes in provision	6,772	6,269
Balance as of end of year	$5,152	$5,132

NOTE 8  -  LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Labor agreements in Taiwan determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits is based upon length of service and the employee’s average salary.

Severance pay expenses for the years ended December 31, 2020, 2019 and 2018, amounted to $285, $222 and $73, respectively (excluding the Company’s contributions for severance pay under section 14).

NOTE 9  -  COMMITMENTS AND CONTINGENCIES

The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2021-2023. As of December 31, 2020, non-cancelable purchase obligations were approximately $41,027.

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

B.Share Repurchase:

On November 1, 2018, the Company announced $25,000 share repurchase program. In this framework, through December 31, 2020, the Company repurchased 556,603 ordinary shares for an aggregate amount of $14,509.

On October 11, 2020, as part of the authorization of the Senior Convertible Notes Offering (see note 16), the Company’s board of directors approved and authorized a share repurchase for an aggregate amount of up to $20,000. In this framework, on October 13, 2020, the Company repurchased 170,910 ordinary shares for an aggregate amount of $10,000.

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

Share-based compensation

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
Cost of Revenues:
Product	927	534	515
Service	437	469	414
Research and Development	2,556	2,206	1,710
Sales and Marketing	1,531	1,121	1,026
General and Administrative	1,498	762	661
Total	$6,949	$5,092	$4,326

As of December 31, 2020, there was $1,151 of total unrecognized compensation cost related to non-vested employee options and $12,061 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Shares Options

Share options vest over four years and their contractual term may not exceed 10 years. The exercise price is the market price at the date of each grant.

The weighted average fair value (in dollars) of the options granted during 2020, 2019 and 2018, according to Black-Scholes option-pricing model, amounted to $15.46, $8.18 and $8.37 per option, respectively.

Summary of the status of the Company’s share option plans as of December 31, 2020, as well as changes during the year then ended, is presented below:

	2 0 2 0
	Share Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,219,909	19.57
Granted	38,001	47.33
Exercised	(302,730)	15.19
Expired and forfeited	(157,901)	20.88
Outstanding - year end	797,279	22.29

Options exercisable at year end	462,094	17.74

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

The total intrinsic value of options outstanding as of December 31, 2020 and 2019 was $38,514 and $22,279, respectively. The total intrinsic value of options exercisable as of December 31, 2020 and 2019 was $24,428 and $14,867, respectively. The total intrinsic value of options exercised during the years 2020, 2019 and 2018 was $10,463, $4,570 and $2,170 respectively.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 10  -  SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2020:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)
10.08-20.00	272,552	1.94	11.49	271,718	11.48
20.01-35.00	486,726	4.55	26.39	190,376	26.66
35.01-50.00	32,270	6.43	45.92	-	-
50.01-60.91	5,731	6.65	55.23	-	-
	797,279		22.29	462,094	17.74

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's common stock on a one-for-one basis and vest 25% on each of the first, second, third and fourth anniversaries of the grant date and are not entitled to dividends or voting rights, if any, until they are vested. The fair value of such RSU grants is being recognized based on the accelerated method over the vesting period. Performance based RSU grants vest over a period of 3 years and are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

	Number of RSUs	Weighted average grant date fair value (USD)

Unvested at January 1, 2020	387,218	26.91
Granted	214,687	52.47
Vested	(119,281)	24.73
Canceled	(14,063)	28.38
Unvested at December 31, 2020	468,561	39.14

The total intrinsic value of RSUs vested during the years 2020, 2019 and 2018 was $6,344, $3,513 and $1,048, respectively.

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

The Company has not provided deferred tax liability on future distributions of tax-exempt earnings, as the Company intends to reinvest any income derived from its Approved Enterprise program and not to distribute such income as a dividend. Accordingly, such earnings (amounting to $74,554 as of December 31, 2020) have been considered to be permanently reinvested. If these earnings will be distributed, they will be taxed at the applicable corporate tax rate of 25%.

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

E.Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets are as follows:

	As of December 31,
	2 0 2 0	2 0 1 9

Deferred tax assets:
Net operating loss carryforwards	$505	$513
Tax credits carryforward	740	794
Reserve and allowances	5,504	5,108
Operating lease liabilities, net	344	674
Deferred tax assets before valuation allowance	7,093	7,089
Valuation Allowance	(1,311)	(898)
Deferred tax assets after valuation allowance	5,782	6,191
Deferred tax liabilities:
Convertible senior notes	(1,804)	-
Intangible assets	(1,109)	(1,637)
Deferred tax liabilities	(2,913)	(1,637)
Deferred tax assets	$2,869	$4,554

Long-term deferred tax assets:

	Year ended December 31,
	2 0 2 0	2 0 1 9

Domestic	$2,011	$3,742
Foreign	858	812
	$2,869	$4,554

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss and tax credits carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11  -   INCOME TAXES (Cont.)

F.Income before taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Domestic	$42,164	$25,803	$41,013
Foreign (mainly US)	14,332	13,683	22,413
	$56,496	$39,486	$63,426

G.Income tax expenses (tax benefits) included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Domestic	$7,238	$4,482	$5,767
Foreign (mainly US)	1,351	(167)	3,284
	$8,589	$4,315	$9,051

Current	$9,620	$3,340	$10,793
Deferred	(1,031)	975	(1,742)
	$8,589	$4,315	$9,051

H.Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Net income before taxes	$56,496	$39,486	$63,426
Statutory tax expenses	6,780	5,042	8,100
Effect of non-benefited income New Technological or Preferred Enterprises statuses in Israel	130	144	172
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes, net	(199)	(131)	441
Change in tax reserve for uncertain tax positions	1,806	850	619
Effect of foreign operations taxed at various rates	1,381	1,173	2,034
Foreign Derived Intangible Income benefit	(526)	(768)	(1,534)
Tax credits	(1,526)	(777)	(664)
Adjustments for previous year’s tax	249	(2,121)	(159)
Change in valuation allowance	413	898	-
Other	81	5	42
	1,809	(727)	951
Actual tax expenses	$8,589	$4,315	$9,051

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11  -   INCOME TAXES (Cont.)

I.Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2020, primarily due to tax credits and foreign derived income benefit in the US.

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

For the US subsidiary, tax years starting 2015 and any tax attributes carryforwards from prior periods remain subject to examination in future periods. The other subsidiaries received final tax assessments through tax years 2012 until 2016.

K.Undistributed earnings of foreign subsidiaries:

The Company considers the earnings of certain subsidiaries to be indefinitely invested outside Israel on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and the Company’s specific plans for reinvestment of those subsidiary earnings. The Company has not recorded a deferred tax liability of approximately $11,712 related to the Israel income taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside Israel. Should the Company decide to repatriate the foreign earnings, the Company would need to adjust the Company’s income tax provision in the period the Company determined that the earnings will no longer be indefinitely invested outside Israel.

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 2 0	2 0 1 9

Balance at the beginning of the year	$7,738	$7,118
Increase (decrease) related to prior year tax positions, net	1,699	(519)
Increase related to current year tax positions	1,643	1,139
Balance at the end of the year*	$11,080	$7,738

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 11  -   INCOME TAXES (Cont.)

* The amount for the year ended December 31, 2020 and 2019 includes $2,280 and $2,120 unrecognized tax benefits, respectively, which are presented as a reduction from deferred tax assets, see Note 11e.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expenses.

M.Income from Other Sources in Israel:

Income not eligible for benefits under the New Technological Enterprise Laws mentioned in ”D” above are taxed at the corporate tax rate of 23%.

NOTE 12  -  GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	%	%	%

Taiwan, R.O.C.	33	37	31
USA	23	25	18
China	19	18	18
Korea	17	9	21
Other	8	11	12
Total	100	100	100

Revenues are attributed to countries based on the geographic location of the customer.

B.Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8
	%	%	%

Customer A	26	27	20
Customer B	24	16	19
Customer C	8	13	14

C. Long-lived assets by geographic location:

	As of December 31,
	2 0 2 0	2 0 1 9
	%	%

Israel	75	80
US	20	19
Other	5	1
Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property and equipment, net and operating lease right-of-use assets.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 13  -  FINANCIAL INSTRUMENTS

A.Hedging Activities

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll expense) and forecast transactions which are expected to be denominated mainly in New Israeli Shekel ("NIS"). The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2020 and December 31, 2019 were $17,675, and $16,174 respectively. The terms of all of these currency derivatives are less than one year.

B.Derivative Instruments

The fair value of derivative contracts as of December 31, 2019 and December 31, 2018 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 2 0	2 0 1 9	2 0 2 0	2 0 1 9
Derivatives designated as hedging instruments in cash flow hedge	$644	$68	$-	$-

The impact of derivative instrument on total operating expenses in the year ended December 31, 2020, 2019 and 2018 was:

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Loss (gain) on derivative instruments	$796	$33	$(189)

NOTE 14  -  LEASES

The Company has operating leases for facilities and vehicles. The Company recognized leased assets of $29,109 and corresponding current liabilities of $3,703, and long-term liabilities of $31,905, as of December 31, 2020. The Company’s leases have remaining terms of 1 to 10 years, some of which include options to extend the leases for up to additional 10 years. The weighted average remaining lease term was 15.2 years (between 1 and 19 years), and the weighted average discount rate was 5.4% (between 0.9% and 6.6%) as of December 31, 2020.

For the twelve months ended December 31, 2020, lease expenses were $4,654. The expected discounted and undiscounted lease payments under non-cancelable leases as of December 31, 2020, excluding non-lease components, were as follows:

Year
2021	3,781
2022	3,588
2023	3,332
2024	3,643
2025	3,714
2026 and thereafter	35,924
Total lease payments	53,982
Less imputed interest	(18,374)
Total	$35,608

Operating cash flows for operating leases for the year ended December 31, 2020 were $5,840.

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 15  -  FINANCING INCOME, NET

	Year ended December 31,
	2 0 2 0	2 0 1 9	2 0 1 8

Interest income	4,057	4,605	3,352
Financial expense related to the Convertible Senior Notes (Note 16)	(868)	-	-
Exchange rate loss, net	(2,172)	(1,428)	(281)
Bank charges	(91)	(99)	(87)
Total	$926	$3,078	$2,984

NOTE 16  -  CONVERTIBLE SENIOR NOTES, NET

In October 2020, the Company issued $175,000 aggregate principal amount, 0% coupon rate, of convertible senior notes due 2025 and an additional $25,000 aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment option of the initial purchasers (collectively, “Convertible Notes” or “Notes”).

The Convertible Notes are convertible based upon an initial conversion rate of 13.4048 of the Company’s ordinary shares, par value NIS 0.01 per share per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $74.60 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events. The Convertible Notes are senior unsecured obligations of the Company.

The Convertible Notes will mature on October 15, 2025, (the "Maturity Date"), unless earlier repurchased, redeemed or converted. Prior to July 15, 2025, a holder may convert all or a portion of its Convertible Notes only under the following circumstances:

1.

During any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

2.

During the five business day period after any 10 consecutive trading day period (“measurement period”) in which the trading price, determined pursuant to the terms of the Convertible Notes, per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day;

3.

If the Company calls such Convertible Notes for redemption in certain circumstances, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

4.

Upon the occurrence of specified corporate events.

On or after July 15, 2025 until the close of business on the second scheduled trading day immediately preceding the Maturity Date, a holder may convert its Convertible Notes at any time, regardless of the foregoing circumstances.

Upon conversion, the Company can pay or deliver cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The Company may not redeem the notes prior to October 20, 2023, except in the event of certain tax law changes. The Company may, at any time and from time to time, redeem for cash all or any portion of the notes, at the Company's option, on or after October 20, 2023, if the last reported sale price of the Company`s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which it delivers notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, (plus accrued and unpaid special interest (if any) to, but excluding, the redemption date).

NOVA MEASURING INSTRUMENTS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 16  -  CONVERTIBLE SENIOR NOTES, NET (Cont.)

Upon the occurrence of a Fundamental Change as defined in the Indenture, holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes, (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the Convertible Notes (if any) to, but excluding, the fundamental change repurchase date). In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following our delivery of a notice of redemption, the company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or redemption, as the case may be.

During the year ended December 31, 2020, the conditions allowing holders of the Notes to convert were not met. The Notes are therefore not convertible as of December 31, 2020 and are classified as long-term liability.

The net carrying amount of the liability and equity components of the Convertible Notes as of December 31, 2020 is as follows:

December 31,
Liability component:	2 0 2 0

Principal amount	200,000
Unamortized discount	(15,032)
Unamortized issuance costs	(6,160)
Net carrying amount	178,808
Equity component, net of issuance costs of $518 and deferred taxes of $1,878	13,770

Interest expense related to the Convertible Notes was as follows:

Year ended
December 31,
2 0 2 0

Amortization of debt discount	616
Amortization of debt issuance costs	252
Total financial expense recognized	868

As of December 31, 2020, the total estimated fair value of the convertible senior notes was approximately $223,826. The fair value of the convertible senior notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted price of the convertible senior notes in an over-the-counter market.

EXHIBIT INDEX

Number	Description
1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2020)
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2020)
4.2	2007 Incentive Plan, as amended (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2015)
4.3

2017 Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158))

4.4

A form of amended Indemnification Letter Agreement between the Company and its present and future directors and officers (incorporated by reference to Appendix B to Exhibit 99.1 of the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2012)

4.5

Summary of lease agreement dated May 28, 2000, as amended and supplemented on August 21, 2000, February 20, 2003, November 1, 2005, May 7, 2007, October 30, 2010, May 15, 2011, June 15, 2012, July 5, 2012, February 28, 2013, December 31, 2014, October 1, 2015 and May 25, 2016 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2017)

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

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2019).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1	Consent of Kost Forer Gabbay & Kasierer (filed herewith).
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVA MEASURING INSTRUMENTS LTD.

By:	/s/ Eitan Oppenhaim
Eitan Oppenhaim
President and Chief Executive Officer

Date: March 1, 2021