Form 20-F
period 2021-12-31
NOVA LTD.
filed 2022-03-01
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30668

NOVA LTD.
(Exact name of Registrant as specified in its charter)

Nova Ltd.	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

5 David Fikes St., Rehovot 7632805, Israel
(Address of principal executive offices)

Dror David, +972-73-2295833, +972-8-9407776, Rehovot 7632805, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	NVMI	The Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,579,044 ordinary shares, as of December 31, 2021.

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

Yes ☐    No ☒

- i -

INTRODUCTION

In this annual report (this “Annual Report”), references to “we,” “us,” “our,” “our business,” “the Company,” “Nova” and similar references refer to Nova Ltd. and, where appropriate, its consolidated subsidiaries.

This annual report contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and Item 3.D. “Risk Factors” in this Annual Report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements, principally in the sections entitled Item 3.D. “Key Information—Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D “Key Information—Risk Factors” and elsewhere in this Annual Report, regarding, among other things:

Our estimates and forward-looking statements may be influenced by factors including:

•	Our business could be disrupted by catastrophic events, such as the outbreak of COVID-19.
•	Increased information technology security threats and more sophisticated computer crime could disrupt our business.
•	We are dependent on international sales, which expose us to foreign political and economic risks that could impede our plans for expansion and growth.
•	Changes in Global trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.

- ii -

•
Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property or our involvement in related litigation could harm our competitive position.

•	We may incorporate open source technology in some of our software and products, which may expose us to liability and have a material impact on our product development and sales.
•	We operate in an extremely competitive market, and if we fail to compete effectively or to respond to the rapid technological changes, our revenues and market share will decline.
•	The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer.
•	The markets we target are cyclical and it is difficult to predict the length and strength of any downturn or expansion period.
•	Our operations may be delayed or interrupted, and our business could suffer if we violate environmental, safety and health, or ESH, regulations
•	Because most of our current sales are dependent on few specific product lines, factors that adversely affect the pricing and demand for these product lines could reduce our sales.
•	We depend on a small number of large customers, and the loss of one or more of them could significantly lower our revenues.
•	There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs or to ensure the sale of related inventory.
•	New product lines that we may introduce in the future may contain defects, which will require us to allocate time and financial resources to correct.
•	Our dependence on a single manufacturing facility per product line magnifies the risk of an interruption in our production capabilities.
•
We may not be successful in our efforts to complete and integrate current and/or future acquisitions, which could disrupt our current business activities and adversely affect our results of operations or future growth.

•
We depend on a limited number of suppliers, and in some cases a sole supplier. Any disruption, delay or termination of these supply channels may adversely affect our ability to manufacture our products and to deliver them to our customers.

•	Our operations may be disrupted by loss of key personnel or failure to attract, recruit, retain and develop qualified employees due to intense competition for highly skilled personnel.
•	Our lengthy sales cycle increases our exposure to customer delays in orders, which may result in obsolete inventory and volatile quarterly revenues.
•	Political, economic, and military instability in Israel may impede our ability to operate and harm our financial results.
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

•	We experience quarterly fluctuations in our operating results, which may adversely impact our share price.
•	Our investment portfolio may be adversely affected by market conditions and interest rates.

- iii -

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk factors” and elsewhere in this Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

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

- iv -

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A.       Selected Financial Data

[Reserved]

3B.       Capitalization and Indebtedness

 Not applicable.

3C.       Reasons for the Offer and Use of Proceeds

 Not applicable.

3D.       Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Economic and External Risks

Our business could be disrupted by catastrophic events, such as the outbreak of COVID-19.

The COVID-19 pandemic has caused substantial global disruptions, including in the jurisdictions where we develop our products and conduct business and may cause additional disruptions in the future.  Local, regional and national authorities in numerous jurisdictions, including the United States and Israel, have implemented a variety of measures designed to slow the spread of the virus, including social distancing guidelines, quarantines, banning of non-essential travel and requiring the cessation of non-essential activities on the premises of businesses and various other measures and restriction. Such measures and restrictions are subject to occasional updates by the authorities, hard to predict and depend on the spread of the virus and its variants.

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

As a result, the COVID-19 pandemic may adversely affect our business and financial results, and may also have the effect of heightening many of the other factors described in this section and in the “Risk Factors’” section in this Annual Report.

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

Increased information technology security threats and more sophisticated computer crime, could disrupt our business.

Our global operations are linked by information systems, including telecommunications, the internet, our corporate intranet, network communications, email and various computer hardware and software applications. In light of information technology security threats, we have implemented network security measures and engaged the services of a cybersecurity consulting firm to conduct an information security risk assessment review which was reviewed and discussed by our audit committee and board of directors.   In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, sub-contractors, agents, distributors or others to disclose information or unwittingly provide access to systems or data. In addition, some of our software and products utilize open-source technologies, which may also be used by computer hackers for purpose of cyber-attacks.

Although we have invested in measures to reduce these risks, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The cost and operational consequences of implementing, maintaining and enhancing further data or system protection measures could increase significantly to overcome increasingly intense, complex, and sophisticated global cyber threats. Despite our best efforts, we are not fully insulated from data breaches and system disruptions and, accordingly, we have experienced and expect to continue to experience actual or attempted cyberattacks of our IT networks. Although none of these actual or attempted cyberattacks has had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. For instance, during 2020 and 2021, we experienced a few fraud attempts involving instructions given by a fraudster to third parties working with the Company, and in one of these attempts a financial institution used by the Company for certain financial transactions, wired out Company funds without Company's authorization. Although almost all of such funds have been retrieved in full by the Company, there is no assurance that such events, at a larger scale, will not happen in the future. Any material breaches of cybersecurity or media reports of perceived security vulnerabilities to our systems or those of the Company’s third parties, even if no breach has been attempted or occurred, could cause us to experience reputational harm, loss of customers and revenue, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard our customers’ information, or financial losses that are either not insured against or not fully covered through any insurance maintained by us. Any of the foregoing may have a material adverse effect on our business, operating results and financial condition.

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

Further, the regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In particular, in the European Union, the General Data Protection Regulation (GDPR) imposes more stringent data protection requirements and provides for greater penalties for noncompliance.  Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

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

Our principal customers are located in Taiwan, South Korea, China, Japan and the United States, and we produce our products in Israel and the United States. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our growth including:

•
instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets; Rising inflation and elevated U.S. budget deficits and overall debt levels, including as a result of federal pandemic relief and stimulus legislation and/or economic or market and supply chain conditions, can put upward pressure on interest rates and could be among the factors that could lead to higher interest rates in the future. Higher interest rates could adversely affect our overall business or reduce our liquidity.

•	intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars and acts of terrorism or war, including current war between Russia and the Ukraine; and

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

Specifically, starting 2018 and to date, the U.S. Department of Commerce has taken actions to restrict exports to several Chinese based semiconductor manufacturers, such as Fujian Jinhua Integrated Circuit Company, Ltd. (“JHICC”) and Semiconductor Manufacturing International Corporation (“SMIC”). These customers have acquired several of our metrology solutions in the past. Due to the abovementioned export restrictions, our U.S. subsidiary is currently restricted from shipping tools or parts or provide any form of service to JHICC and tools to some specific sites of SMIC, until it is cleared to resume by the appropriate authorities.

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

Changes in global trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.

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

There is an inherent risk, based on the complex relationships among China, Japan, Korea, Taiwan, and the United States, that political, diplomatic and national security influences might lead to trade disputes, impacts and/or disruptions, in particular those affecting the semiconductor industry. This would adversely affect our business with China, Japan, Korea, and/or Taiwan and perhaps the entire Asia Pacific region or global economy. A significant trade dispute, impact and/or disruption in any area where we do business could have a materially adverse impact on our future revenue and profits. Instability in the global markets and in the geopolitical environment in many parts of the world, including current war between Russia and the Ukraine, as well as other disruptions may continue to put pressure on global economic conditions. In the event global economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate further, we may experience material impacts on our business, operating results, and financial condition.

Because we derive a significant portion of our revenues from sales in Asia, our sales could be hurt by instability of Asian economies.

A number of Asian countries have experienced political and economic instability. For instance, Taiwan and China have had a number of disputes, as have North and South Korea, and Japan has for a number of years experienced significant economic instability. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. We have subsidiaries in Taiwan, South Korea, China and Japan and we have significant customers in Taiwan, South Korea and China. An outbreak of hostilities or other political upheaval, economic downturns or the occurrence of a natural disaster in these or other Asian countries would likely harm the operations of our customers in these countries, causing our sales to suffer.

Risks related to technology and Intellectual Property

Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property could harm our competitive position.

Our continued success depends upon our ability to protect our core technology and intellectual property. We therefore have an extensive program devoting resources to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition, our patents and applications cover various aspects of X-ray based measurement systems and methods, including process control implementation concepts, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration.

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

In addition, number of the patents which relating to our main-stream products have already expired or are expected to be expired in the coming years. Such expiration may add significant competition to our tools in this area, which may lead to a decrease in our incomes. In addition, not all of our patents are covering all territories we operate in, and thus in some territories there is less coverage to some product lines.

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

Furthermore, we may be required to institute legal proceedings to protect our intellectual property. If such legal proceedings are resolved adversely to us, our competitive position and/or results of operations could be harmed. For additional information on our intellectual property, see “Item 4B. Business Overview — Intellectual Property” in this Annual Report.

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

Any litigation of this type, even if we are ultimately successful, could result in substantial cost and diversion of time and effort by our management, which by itself could have a negative impact on our profit margin, available funds, competitive position and ability to develop and market new and existing products. For additional information on our intellectual property, see “Item 4B. Business Overview — Intellectual Property” in this Annual Report.

We may incorporate open source technology in some of our software and products, which may expose us to liability and have a material impact on our product development and sales.

In order to leverage big data and distributed computing, some of our software and products utilize open source technologies. These technologies may be subject to certain open source licenses, including but not limited to the General Public License, which, when used or integrated in particular manners, impose certain requirements on the subsequent use of such technologies, and pose a potential risk to proprietary nature of products. In the event that we have or will in the future, use or integrate software that is subject to such open source licenses into or in connection with our products in such ways that will trigger certain requirements of these open source licenses, we may (i) be required to include certain notices and abide by other requirements in the absence of which we may be found in breach of the copyrights owned by the creators of such open source technologies; and/or (ii) be required to disclose our own source code or parts thereof to the public, which could enable our competitors to eliminate some or any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products, and the failure to abide by license requirement resulting in copyright infringement, could materially adversely affect our competitive position and impact our business results of operations and financial condition.

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

The semiconductor capital equipment market and industries, which are cyclical, experienced steep downturns and upturns in the last two decades. In recent years, we have seen a more stable overall capital investment patterns, yet we cannot predict the length and strength of potential future downturns or expansions and the impact on our business.

Our operations may be delayed or interrupted and our business could suffer if we violate environmental, safety and health, or ESH, regulations.

Some of our activities require the use of various gases, chemicals, hazardous materials and other substances such as solvents and sulfuric acid which may have an impact on the environment. We are subject to ESH regulations, and a failure to manage the use, storage, transportation, emission, discharge, recycling or disposal of raw materials or to comply with these ESH regulations could result in (i) regulatory penalties, fines and other legal liabilities, (ii) suspension of production or delays in operation and capacity expansion, (iii) a decrease in our sales, (iv) an increase in pollution cleaning fees and other operation costs, or (v) damage to our public image, any of which could harm our business. In addition, as ESH regulations are becoming more comprehensive and stringent, we may incur a greater amount of capital expenditures in technology innovation and materials substitution in order to comply with such regulations, which may adversely affect our results of operations.

Operational risks

Because substantially most of our current sales are dependent on few specific product lines, factors that adversely affect the pricing and demand for these product lines could substantially reduce our sales.

We are currently dependent on few process control product lines. We expect these product lines to continue to account for a substantial portion of our revenues in the coming years. As a result, factors adversely affecting the pricing of, or demand for, these product lines, such as competition and technological change, could significantly reduce our sales.

We depend on a small number of large customers, and the loss of one or more of them could significantly lower our revenues.

Like our peers serving the semiconductor front end market, our customer base is highly concentrated among a limited number of large customers. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered to be our major customers and the percentage of our revenue represented by each major customer may vary from period to period. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. For example, it is possible that any of our major customers could terminate its purchasing relationship with us or significantly reduce or delay the amount of orders for our products, purchase products from our competitors, or develop its own alternative solutions internally. The loss of any one of our major customers would adversely affect our revenues. Furthermore, if any of our customers become insolvent or have difficulties meeting their financial obligations to us for any reason, we may suffer losses. For more information regarding our sales by major customers as percentage of our total sales, see Note 15 to our consolidated financial statements contained elsewhere in this Annual Report.

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

Furthermore, during 2021, we increased our leased facilities and related investments and our operating expenses. In the event of a global recession or certain other economic conditions forcing the Company to materially reduce its expenses, portions of such facilities may be rendered obsolete. As a result, we may have difficulty achieving continued profitability during a protracted slowdown.

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

We have one manufacturing facility for our Optical CD and Raman technology related product lines, which is located in Weizmann Science Park, Nes Ziona, Israel, and one manufacturing facility for our XPS and secondary ion mass spectrometry (“SIMS”) technology related product lines, which is located in Fremont, CA, US (the "Manufacturing Facilities"). These Manufacturing Facilities include special clean room environments and manufacturing jigs, which are customized to our needs. In addition, most of our ongoing inventories, including our main warehouse and work in process, are located in these Manufacturing Facilities. Although we adopted measures to protect these manufacturing facilities and inventories, and a disaster recovery plan, any event affecting any of our Manufacturing Facilities, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

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

We schedule production of our systems based upon order backlog and customer forecasts. We include in backlog only those orders received from the customers in which a delivery date has been specified. In general, our ability to rely on our backlog for future forecasting and planning is limited because shipment dates may be changed, some customers may cancel or delay orders with little or no penalty, and our ability to collect cancellation fees from customers is not assured. Thus, our backlog may not be a reliable indicator of actual sales and financial results and this may affect the accuracy of our forecasts.

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

If we are unable to successfully complete our future acquisitions or to effectively integrate our current acquisition of ancosys GmbH (hereinafter: “ancosys”) or future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. The integration of ancosys acquisition, which closed in January 2022, is in its early stages and, as of the date of this Annual Report, we cannot assure that such process will be completed without encountering difficulties. Further, in certain cases, mergers and acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business. As of the date of this Annual Report, we are not aware of any pending proceedings as such in connection with the acquisition of ancosys.

We depend on continuous cooperation with Process Equipment Manufacturers (“PEMs”) to enable sales of our systems which are integrated with the process equipment, and the loss of PEMs as business partners could harm our business.

We believe that sales of  systems which are integrated with the process equipment will continue to be an important source of our products revenues. Sales of such systems depend upon the ability of PEMs to sell semiconductor equipment products that are able to integrate with these metrology systems. If our PEMs are unable to sell such products, if they choose to focus their attention on products that do not integrate our systems, or if they choose to develop their own metrology solutions, our business could suffer. If we were to lose our PEMs as business partners for any reason, our inability to realize sales from such systems could significantly harm our business. In addition, we may not be able to develop or market such new systems, which could slow or prevent our growth.

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

We depend on a limited number of suppliers, and in some cases a sole supplier. Any disruption, delay or termination of these supply channels may adversely affect our ability to manufacture our products and to deliver them to our customers.

We purchase components, subassemblies and services from a limited number of suppliers and occasionally from a single or a sole source. Disruption or termination of these sources could occur (due to several factors, including, but not limited to, supplier capacity limitations, low availability of raw materials, bankruptcy, work stoppages due to COVID-19 or other reasons, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters), and these disruptions could have at least a temporary adverse effect on our operations. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business.

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

The Securities and Exchange Commission, or SEC, requires certain disclosure by companies that use conflict minerals in their products, with substantial supply chain verification requirements in the event that the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These rules and verification requirements may impose additional costs on us and on our suppliers, and limit the sources or increase the prices of materials used in our products. Among other things, this rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of components that are incorporated into our products. In addition, the number of suppliers who provide conflict-free minerals may be limited, and there may be material costs associated with complying with the disclosure requirements, such as costs related to the process of determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. We may not be able to sufficiently verify the origins of the relevant minerals used in components manufactured by third parties through the procedures that we implement, and we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so. While we have created processes and procedures designed to enable compliance to these rules, if in the future we are unable to certify that our products are conflict free, we may face challenges with our customers, which could place us at a competitive disadvantage and harm our reputation.

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

Due to intense competition for highly skilled personnel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market that involves rapidly changing technological and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop and exercise our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. Our principal research and development activities are conducted from our headquarters in Israel and our subsidiary in the US. and we face significant competition for suitably skilled developers in this region. The high-tech industry in Israel, the US and other territories we operate in has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital. We may encounter higher attrition rates in the future, particularly if Israel continues to experience strong economic growth. We may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who depart with qualified or effective successors.  Many of the companies with which we compete for experienced personnel have greater resources than us.

Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. There can be no assurance that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

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

Risks Related to Our Indebtedness and Capital Structure

Our convertible senior notes due 2025 (“Convertible Senior Notes”) may impact our financial results, result in the dilution of existing shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to take advantage of future opportunities.

In October 2020, we closed an offering of $200 million aggregate principal amount of 0% Convertible Senior Notes due 2025 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The Convertible Senior Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Senior Notes are convertible. The Convertible Senior Notes may be converted, under the conditions and at the premium specified in the Convertible Senior Notes, into cash and our ordinary shares, if any (subject to our right to pay cash in lieu of all or a portion of such shares). Given the prevailing market price of our ordinary shares during the relevant periods in 2021, the Convertible Senior Notes were convertible at the election of the holders thereof in the fourth quarter of 2021 and in the first quarter of 2022 and are expected to be convertible also looking forward. If our ordinary shares are issued to the holders of the Convertible Senior Notes upon conversion, there will be dilution to our shareholders’ equity and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale or potential sale of ordinary shares issuable upon conversion of the Convertible Senior Notes could also encourage short sales by third parties, creating additional downward pressure on our share price.

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

We may not have the ability to raise the funds necessary to settle conversions of the Convertible Senior Notes, if we are obligated to settle such conversions, in whole or in part, in cash, repurchase the Convertible Senior Notes upon a fundamental change or repay the Convertible Senior Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Senior Notes.

 As per the date of these financial statements, holders of the Convertible Senior Notes have the right, and could have it again in the future, under the indenture governing the Convertible Senior Notes to require us to repurchase all or a portion of their Convertible Senior Notes upon the occurrence of a fundamental change before the applicable maturity date, at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. Moreover, we will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted, repurchased or redeemed. We may not have enough available cash or be able to obtain financing at the time we are required to make such repurchases of the Convertible Senior Notes and/or repay the Convertible Senior Notes upon maturity. In addition, we have the right to elect to settle conversions of the Convertible Senior Notes in cash.

Our ability to repurchase or to pay cash upon conversion of Convertible Senior Notes may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase the Convertible Senior Notes at a time when the repurchase is required by the indenture or to pay cash upon conversion of the Convertible Senior Notes when required or at maturity as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Senior Notes or to pay cash upon conversion of the Convertible Senior Notes or at maturity.

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

In August 2020, the Financial Accounting Standards Board published an Accounting Standards Update (“ASU”) eliminating the separate accounting for the debt and equity components as described above. The ASU will be effective for public entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, early adoption is permitted but not earlier than fiscal years beginning after December 15, 2020. When effective, the elimination of the separate accounting described above may impact the amortization of debt discount and issuance costs that we expect to recognize for the Convertible Notes for accounting purposes. The ASU described above also eliminates the possibility of treasury stock method for convertible instruments such as the Convertible Notes (unless we make the relevant election eliminating the option to settle the principal amount of the relevant instrument in shares) and instead require application of the “if-converted” method. Under that method, diluted earnings per share would generally be calculated assuming that all the Convertible Notes were converted solely into ordinary shares at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method is expected to reduce our reported diluted earnings per share. For details, see Note 2.X to our consolidated financial statements contained elsewhere in this report.

Financial, legal, regulatory and taxation risks

Because most of our revenues are generated in U.S. dollars, but a significant portion of our expenses is incurred in currencies other than U.S. dollars, and mainly New Israeli Shekels, our profit margin may be seriously harmed by currency fluctuations.

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel, commonly referred to as NIS. In addition, starting January 1, 2019, in accordance with ASC 842 of lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS and other currencies. In such event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2021, the U.S. dollar devaluated against the NIS by 3.3%, after being devaluated by approximately 7.3% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS, and our cost of operations also could be adversely affected.

We participate in government programs under which we receive research and development grants. Some of these programs impose restrictions on our ability to use the technologies developed under these programs. The reduction or termination of these programs would increase our costs.

Until the end of 2016, we received royalty-bearing grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), for the financing of certain of our research and development programs that meet specified criteria. Starting 2018, we have participated only in IIA royalty free grant programs.

In addition, through the years, we participated in consortiums which are either solely managed by the IIA, or are joint consortia of the IIA and the European Research Area, or only European managed consortia.  To maintain our eligibility for these programs, we must continue to meet certain conditions.

All these programs also restrict our ability to manufacture particular products and transfer particular technology, which were developed as part of the IIA’s programs, outside of Israel. The restrictions associated with these IIA’s programs may require us to obtain approval of the research and development committee nominated by the IIA for certain actions and transactions and pay additional payments to the IIA. Approval to manufacture products, which their development was partially funded by IIA grants, outside of Israel or consent to the transfer of technology, if requested, might not be granted and if granted, may increase our financial liabilities to the IIA. In addition, if we fail to comply with certain restrictions associated with formerly received IIA's funding, we may be subject to criminal charges.

We are further exposed to risks related to the receipt of funding from other governments or governmental agencies in connection with strategic development programs, under which we receive funding. Under such strategic development programs, governments and governmental agencies typically have the right to terminate the program’s funding at any time. In addition, a project may be terminated by a mutual agreement, if the parties determine that the project's goals or milestones are not being achieved. As a result, there is no assurance that these sources of external funding will continue to be available to us in the future, and we currently expect such external funding to significantly reduce in 2022 and future years. Moreover, under the terms of certain governmental funding programs in which we receive funding, the applicable granting agency has the right to audit the costs that we incur, directly and indirectly, in connection with such programs. Any such audit could result in modifications to, or even termination of, the applicable governmental funding program. Any adverse finding resulting from any such audit could lead to penalties (financial or otherwise), termination of funding programs, suspension of payments or other adverse consequences to our ability to receive governmental funding. In addition, obligations related to grants received from the IIA grants bear an annual interest rate based on the 12-month LIBOR. Currently, there is considerable uncertainty regarding the publication of LIBOR beyond 2021, and it is not possible to determine precisely whether, or to what extent, the replacement of LIBOR would affect companies' existing or future liabilities to the IIA.

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

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

There can be no assurance that our effective tax rate for the year ended December 31, 2021 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 Billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

    In addition, the U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate. While different versions of United States tax legislation have been discussed and considered by Congress, the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business or results of our operations.

Our entitlement to certain tax benefits under the Israeli Capital Investment Encouragement Law may increase our ETR.

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

    For additional information regarding Approved and Benefited Enterprise, Preferred Enterprise and Preferred Technological Enterprise see, “Item 10E. Taxation – Israeli Taxation” in this Annual Report.

    It should be noted that the Israeli government may reduce or eliminate the above-mentioned benefits in the future. The termination or reduction of these grants or tax benefits could harm our financial condition and results of operations, and result in significantly higher tax payment. In addition, if we increase our activities outside Israel due to, for example, future acquisitions or outsourcing of manufacturing or development activities, these activities generally will not be eligible for inclusion in Israeli grants or tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

In our commercial relationship with customers, we attempt to negotiate waivers of consequential and indirect damages arising from damages for loss of use, loss of product, loss of revenue and loss of profit caused by our products. Similarly, with respect to our commercial relationship with subcontractors and suppliers, we attempt to negotiate arrangements which do not include a limitation of liabilities and limitation of consequential and indirect damages. However, some contracts and arrangements we are bound by, expose us to product liability claims resulting in personal injury or death, up to an unlimited amount, and the incurrence of the risk of material penalties for consequential or liquidated damages. Additionally, under such contracts and arrangements, we may be named in product liability claims even if there is no evidence that our products caused the damage in question, and such claims could result in significant costs and expenses relating to attorneys’ fees and damages.

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

If our principal shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options or warrants, the market price of our ordinary shares may fall. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this Annual Report.

Certain shareholders may control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

To the best of our knowledge, approximately 30% of our outstanding ordinary shares are cumulatively held by four of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this Annual Report.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2021, a large portion of our cash reserves were invested in bank institutions, of which approximately 22% was invested in one institution. A bankruptcy of one of the banks in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totaled $199 million as of December 31, 2021. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. In addition, as our investment portfolio is invested primarily in fixed-income securities it is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Any significant decline in our financial income or the value of our investments as a result of the changes in interest rates and interest rate expectations of the financial markets, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as other comprehensive income, or OCI, which is a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2021, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Provisions of our Amended and Restated Articles of Association and Israeli law may delay, prevent or make difficult an acquisition of Nova, which could prevent a change of control and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, for special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Exhibit 2.1 to this Annual Report, “Description of the Securities”. For a more detailed discussion regarding some anti-takeover effects of Israeli law.

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

We believe that for our 2021 taxable year we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2021. Absent one of the elections referenced above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2022 or subsequent years. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the 2022 taxable year, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this Annual Report entitled “Taxation - U.S. Taxation – Passive Foreign Investment Companies.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

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

New United States tax legislation may impact our results of operations and financial condition.

The U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate and the imposition of minimum taxes, the capitalization of certain costs related to research and development or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur. If such changes are enacted or implemented, we are currently unable to predict the ultimate impact on our business.

Item 4. Information on the Company

4.A      History and Development of the Company

Nova Ltd. was incorporated in May 1993 under the laws of the State of Israel. We commenced operations in October 1993 to design, develop and produce integrated process control systems for use in the manufacture of semiconductors, also known as integrated circuits or chips.

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

In July 25, 2021, we changed the legal name of our Company from Nova Measuring Instruments Ltd. to Nova Ltd. to match the Company’s long-term strategy. The Company has retained its NVMI ticker symbol and its Process Insight® tagline

At the end of 2021, we had six direct fully owned subsidiaries, in the U.S., Taiwan, Korea, China, Japan and Germany.

In November 2021, we signed a definitive agreement to acquire ancosys, a privately held company Headquartered in Pliezhausen Germany which is a leading provider of chemical analysis and metrology solutions for advanced semiconductor manufacturing, supporting both frontend and backend semiconductor manufacturing. The transaction’s closing was completed in January 2022.

Our headquarter office is located in Israel at 5 David Fikes St., 10th Floor, Rehovot.

4.A.8.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov). The information is also available on our website (http://www.novami.com).

4.B       Business Overview

Our Company

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing high-performance metrology solutions for effective process control throughout the semiconductor fabrication process. We bring pioneering metrology solutions to semiconductors process control, by industrializing lab and research-grade technologies and developing emerging metrology solutions. Nova’s product portfolio, deployed at the world’s largest integrated-circuit manufacturers, combines high-precision hardware and cutting-edge software, and provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s capability to deliver innovative Optical, X-ray and SIMS technology solutions enables its customers to improve performance, enhance product yields and accelerate time to market.

Nova’s market offering is driven by product divisions: The Dimensional Metrology Division (DMD) which is responsible for optical technology-based metrology solutions (integrated and standalone), and the Materials Metrology Division (MMD) which is responsible for x-ray based solutions. The corporate units, such as marketing, next generation technology, human resources, finance and global business group, support both divisions. This structure allows the company to focus management attention on each product line separately, as well as to facilitate the integration of additional businesses or technologies in the future.

In January 2022, through the acquisition of ancosys, we expanded our technology base. ancosys is a leading provider of chemical analysis metrology solutions for advanced semiconductor manufacturing. ancosys’ automated analytical systems combine flexible architecture with industry-grade capabilities and support both frontend and backend semiconductor manufacturing. We believe that the combined advanced portfolio will deliver cutting edge solutions for advanced semiconductor process control and will expand Nova’s total available market beyond frontend semiconductor manufacturing into the backend and advanced packaging markets.

Our Market

Semiconductor Industry and the Metrology Market

The semiconductor manufacturing process starts with a flat silicon disc known as a silicon wafer upon which integrated circuits are constructed. To construct the integrated circuits, a series of layers of thin films that act as conductors, semiconductors or insulators are applied. During the manufacturing process, these film layers are subjected to processes which remove portions of the film, create circuit patterns and perform other functions. The semiconductor manufacturing process requires numerous precise steps and strict control of equipment performance and process sequences. Tight process control can be achieved through monitoring silicon wafers and measuring relevant parameters before’ during or after each process step, with metrology tools.

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

The growing investment in advanced technology nodes introduces growing complexity and new challenges into the semiconductor manufacturing process, as manufacturers are continuously pushed to improve performance and cost to gain competitive advantage. In a climate of constant growth, suppliers and manufacturers are asked to constantly come up with new products with greater functionality, better performance at lower prices. As a result, many new complex materials, advanced structures and processes are being introduced into the semiconductor manufacturing ecosystem. An environment of growing complexity in chip design and manufacturing set favorable business conditions for process control demand.

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

The Need for Effective Process Control and Metrology Tools

Several technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control and metrology solutions. These trends include:

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

The Semiconductor Market – Update

According to Gartner, semiconductor revenues are expected to grow by 25.1% in 2022, compared to growth of 10.4% in 2021. In addition, Gartner forecasts capital spending and wafer fab equipment to grow in 2022 by 11.5% and 10.7% respectively, following growth of 31.8% in CAPEX and 35.8% in WFE in 2021. (Gartner Forecast Semiconductor Wafer Fab Equipment, Worldwide, 4Q21 Update, published December 2021).

According to research reports, future demand drivers for semiconductors include 5G mobile devices, data center and cloud infrastructure, Artificial Intelligence, Augmented and Virtual Reality, Smart Sensors, internet-of-things and other electronic equipment.

Products & Technologies

Our product portfolio includes a complete set of metrology platforms suited for dimensional, films ,materials and chemical metrology measurements for process control across multiple semiconductor manufacturing process steps including lithography, Etch, CMP, deposition, electrochemical plating and advanced packaging. Our offering is comprised of several key product lines, spanning multiple technologies and addressing key challenges in semiconductor process control, from R&D to High-Volume-Manufacturing.

Our strategy to offer holistic and diversified portfolio supports the industry’s frequent transitions, establishing the advantages and unique value we bring to our customers. With the introduction of new technologies and products, we cover a wider variety of applications, which increase our served and available markets and footprint in the semiconductor manufacturing market.

Technology		Product Line	Key applications	Product families
• • • •	Broadband Spectrophotometry Scatterometry Spectral Reflectometry Imaging and Image Processing	Dimensional Optical CD Integrated Metrology	Critical Dimensions Thin films	Nova i Platform Nova 3090 Nova 2040 Nova ASTERA
		Dimensional Optical CD Stand-Alone Metrology		Nova T-platform Nova MMSR
•	Spectral Interferometry			Nova PRISM
• •	X-Ray Photoelectron Spectroscopy X-Ray Fluorescence	X-Ray Materials Metrology	Thin film Composition	Nova VERAFLEX
•	Secondary Ion Mass Spectrometry	SIMS Materials Metrology	Composition depth-profiling	Nova METRION
•	Raman Spectroscopy	Optical Materials Metrology	Strain Crystallinity	Nova ELIPSON
•	Computational Modeling for	Physical modeling (Modeling Software Solutions)		Nova Mars
Metrology Platforms
• •	Machine Learning Advanced Algorithms	Mathematical modeling algorithms (Software solutions)		Nova FIT
• •	Big Data Analytics High Power Computing	Fleet Management (Software solutions)		Nova FM Nova HPC QED

Following the acquisition of ancosys in January 2022, we have expanded our technology offering by adding Chemical Analytical methods (such as CVS, HPLC, Titration, Spectroscopy) with applications of Chemical metrology in various steps.

About the product lines

Our product portfolio is composed from 3 major product lines.

1.	Dimensional Metrology

Nova’s integrated metrology (IM) - Integrated platforms that enable advanced process control (APC) required for the most advanced logic and memory technology nodes. Nova’ IM solutions offer fast metrology with high productivity, targeting manufacturing of advanced logic and memory device technologies. Integrated metrology systems are directly integrated with manufacturing process equipment and provide semiconductor manufacturers with effective and efficient process control by measuring wafers within the process environment. This family of products allows within-wafer and within-die variation control. Enriched with Nova’s advanced modeling and algorithmic solutions, Nova’s integrated metrology provides enhancements in metrology accuracy, precision, and tool matching.

Nova’s stand-alone metrology platforms are utilized to characterize critical dimensions such as width, shape and profile with high precision and accuracy and are used in multiple areas of the fabrication process such as photolithography, etch, CMP and deposition steps. Nova’s stand-alone platforms are targeted for critical dimensions (CD) and thin films measurements at the most advanced logic and memory technology nodes across all semiconductor leading customers. The expression “stand-alone metrology” generically describes free standing metrology equipment,  located in line, i.e., next to the processing equipment measuring wafer samples in a station of its own. Nova’s stand-alone metrology product line is comprised of several platforms, ranging from normal channel only to multiple channels of information in one tool. Nova’s unique channels of information enables high metrology performance combined with high productivity. When incorporating Nova’s advanced suite of modeling and machine learning solutions, the Optical CD stand-alone platform provides cutting-edge performance for critical dimensions (CD) and thin films measurements of the most complex layer stacks and 3D structures.

2.	Modeling and Software

All of Nova’s hardware products are combined with our suite of advanced algorithms and software modeling solutions. Nova’s software modeling solutions combine top notch algorithms in the field of Artificial Intelligence and machine learning. Nova’s suite of software modeling products is comprised of Nova MARS physical and geometrical modeling and Nova FIT data driven machine learning modeling solutions. These solutions are supported by Nova HPC, a computational management layer, which also serves as the foundation for Nova’s Centralized Fleet Management and Control. Our comprehensive software modeling portfolio provides customers with a complete modeling and application development solution designed for complex 3D and HAR structures in the most advanced logic and memory technology nodes.:

•
Nova MARS - Nova MARS software package is a multi-channel metrology modeling engine designed for the most advanced 3D structures in advanced process nodes of semiconductor manufacturing. It’s a complete modeling solution for scatterometry and interferometry models’ development, material characterization and recipe optimization which is crucial for facing increasing challenges in semiconductor metrology. The Nova MARS also injects physical and process related knowledge to solve complex structures.

•
Nova FIT - Nova FIT modeling suite compliments traditional modeling of Optical Critical Dimensions by machine learning and data driven algorithmic solutions. The algorithmic suite works in conjunction with Nova MARS physical modeling engine and Nova’s fleet management solution to improve metrology performance, speed up time to solution and expand metrology envelope for enriched process control. Nova FIT embeds advanced machine learning and big data architecture into optical modeling, enhancing the way customers utilize metrology measurement data to tighten process windows, avoid process excursions and improve yield.

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

•
Nova HPC - The Nova HPC is a High-Performance Computing solution, which is designed to accelerate Nova MARS and Nova FIT work processes. Nova HPC significantly expedites application development by accelerating library-building, real time regression and recipe-setting processes. Its advanced computing hardware design enables optimization of Nova’s proprietary algorithm performance, thus enabling the most calculation-demanding application development.

3.	Materials Metrology

Materials are considered the next frontier in advancing integrated circuits beyond dimensional and architectural scaling. The growing usage of complex and novel materials in advanced technology nodes has increased the demand for metrology solutions that can measure materials properties, In Line and In Die, with high precision and accuracy. Nova’s materials metrology offering utilizes powerful X-Ray, Raman and SIMS technologies that have been optimized to provide the automation, speed and reliability required in today’s advanced semiconductor production environment. As part of Nova’s strategic plan, Nova intends to increase its focus on the evolving materials engineering market. The demand to precisely characterize and control materials composition, thickness, stress and more, is growing in advanced Memory and Logic nodes and requires innovative metrology solutions. Our Nova ELIPSON, METRION and VERAFLEX platforms aim to provide such capabilities.

•
VERAFLEX - Nova’s VERAFLEX combines enhanced XPS (X-Ray photoelectron spectroscopy) capability with a unique low energy XRF (X-Ray fluorescence) channel to address logic and memory device fabrication challenges. This innovative inline technology is a surface-sensitive quantitative spectroscopic technique that is used to determine the elemental composition of thin films.

•
Nova METRION - Nova METRION- targets process control of 3D logic and memory semiconductor devices. The technology enables advanced materials profile measurements by bringing secondary ion mass spectrometry (SIMS) into semiconductor production lines on both monitor and product wafer. The Nova METRION provides quantitative and actionable results on depth profiling of compositional information with high-depth resolution and precision.

•
Nova ELIPSON - Nova ELIPSON utilizes Raman spectroscopy, a vibrational spectroscopy technique, to detect multiple material properties such as strain, crystallinity, phases, grain size and composition. The combination of a small spot and high speed of this non-destructive, optical method makes it a metrology of choice for both memory and logic segments.

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

We serve all leading manufacturers in the logic, foundry and memory sectors of the integrated circuit manufacturing industry. Our customers are located across Asia, Europe and North America.

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

	2019	2020	2021
Total revenues from five largest customers	67%	69%	70%
Range of revenues from five largest customers	3%-27%	5%-26%	4%-31%

Competition

The industries in which Nova operates are highly competitive and characterized by rapid technological change. Nova’s ability to compete generally depends on its ability to develop and introduce competitive solutions, commercialize its technology in a timely manner, continuously improve its products, and develop new products that meet the evolving customer requirements. Significant competitive factors include technical capability and differentiation, productivity, cost-effectiveness and the ability to support a global customer base. The importance of these factors varies according to customers’ needs, including product mix and respective product requirements, applications, and the timing and circumstances of purchasing decisions. Substantial competition exists in all areas of Nova’s business.

Competitors range from small companies that compete in a single region, which may benefit from policies and regulations that favor domestic companies, to global, diversified companies. Nova’s ability to compete requires a high level of investment in R&D, marketing and sales, and global customer support activities.

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS, interferometry, Raman Spectroscopy metrology and semiconductor process control, and include multidisciplinary measurement instruments, complex system engineering, algorithms, physical modeling, optical design, interpretation software, machine learning, image acquisition, pattern recognition, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. Our research and development staff consist of about 330 highly skilled members, approximately 80 of whom hold Ph.D.’s (not including skilled members of ancosys, which we acquired in January 2022). In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified for ISO 9001 quality standard (Current ISO 9001:2015 version).

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

In the frame of our research and development activities we participate from time to time in development consortium arrangements, which also help us to support our customers in the transition to advance technology nodes. These consortia are joint collaboration programs with other semiconductors companies and are supported and funded by the IIA and\or European Joint Research. It should be noted, that in order to maintain our eligibility for these programs, we must continue to meet certain conditions. These programs might restrict our ability to manufacture particular products and transfer particular technology, which were funded by the IIA. For additional information, see “Item 5C - Grants from the Israel Innovation Authority & European programs” in this Annual Report.

As part of our long-term technological collaboration, we are also engaged with joint development activities with some of our strategic customers, as well as with research institutes and other semiconductor companies. These activities sometimes impose limitations on the joint intellectual property developed as part of these programs.

Patents and Other Proprietary Rights

Our continued success depends upon our ability to protect our core technology and intellectual property. We therefore have an extensive program devoting resources to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition, our patents and applications cover various aspects of X-ray based measurement systems and methods, including process control implementation concepts, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. With the acquisition of ancosys in January 2022, our patents and applications portfolio also include aspects of Chemical metrology. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions (e.g. confidentiality agreements) and licenses. Our copyrights include software copyrights. We constantly seek to control access to, and distribution of our proprietary information, such as our proprietary algorithms. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

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

From time to time, we receive communications from others asserting that our products infringe or may infringe their intellectual property rights. Typically, our in-house patent counsel investigates these matters and, where appropriate, retains outside counsel to provide assistance. We are not presently involved in any material legal proceedings in which a third party has asserted that we have violated their intellectual property rights. If, however, we become involved in any such litigation and its outcome is adverse to us, it may result in a loss of proprietary rights, subject us to significant liabilities, including triple damages in some instances, require us to seek licenses from third parties which may not be available on reasonable terms or at all, or prevent us from selling our products. Furthermore, any litigation relating to intellectual property, even if we are ultimately successful, could result in substantial costs and diversion of time and effort by our management. This in and of itself could have a negative impact on us. While we believe that we would be successful in any litigation seeking to enforce our patent rights, the ultimate outcome of any litigation or other legal proceedings cannot be predicted.

Manufacturing

We have one manufacturing facility for our Optical based product lines (including the Raman technology), which is located in Ness-Ziona, Israel, and one manufacturing facility for our X-ray and SIMS based product lines, which is located in Fremont, CA, US.

In addition, we are expecting to expand our production and development capabilities with a new state-of-the-art clean room in Rehovot Israel that will support the Company’s newly introduced technologies and continuous growth. This new clean room is expected to become operational by the end of 2022. In addition to the expansion of our Israel cleanroom footprint, we are also in the process of establishing a cleanroom in a new facility to our Fremont site. This cleanroom is expected to become operational in the first half of 2022. As part of Nova’s corporate social responsibility, the construction is also expected to support high sustainability standards.

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

In order to leverage the relatively high volume of systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our site in Israel received the ISO 9001 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001:2015 requirements. Our site in Fremont received the ISO 9001:2015 quality mark in November 2021.  We received the formal certification of ISO 14001 in 2010 which was upgraded to ISO 14001:2015 in 2016 and in 2014 we received the formal certification of OHSAS 18001:2007 for our manufacturing operations in Israel which was upgraded to ISO 45001 in 2019. We are being annually recertified for these standards.

Environmental, Social and Governance (ESG)

Nova ESG 2021 Status

Based on our ESG plan that was launched in 2020 we aim at creating an advanced ethical, inclusive, and sustainable ecosystem that improves the lives of the communities and the environment we are a part of. Recognizing the far-reaching implications that corporate behavior has over the socio-economic environment, we have been working towards full integration of ESG principles into our everyday operations and decision-making processes.

In 2020 we forged ahead on our environmental, social and governance (ESG) journey, and focused on developing a broader perspective and meaningful examination of the ESG aspects we affect. When COVID-19 disrupted everyday operations and lives of every person on the planet, our top priority was keeping our employees and their families safe, secure, and cared for. Hence, we quickly adapted our operations and health and safety measures to support our global teams.

In addition to the emphasis on the safety and wellbeing of our employees, Nova recognized the growing need to streamline the ESG management within the company. As such, Nova launched its ESG strategy in 2020, with the review and guidance of the company’s board of directors and with the cooperation with a global steering committee comprised of several Officers and Employees.

Following the adoption of this strategy, we instituted initiatives and working programs across the organization to provide clarity and coherence on Nova's ESG positions and activities.

We are proud of our ESG achievements throughout 2020 and 2021, and we plan to continue and develop our corporate ESG strategy. Our existing and planned ESG activities which are described below, indicate our growing commitment and engagement in this matter.

In order to highlight the different directions we are taking in our ESG plans we describe it in the following chart:

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

General:

ESG Steering Committee

Composed of several executive officers and company employees and under the guidance of our board of directors and management, we have established an ESG steering committee. The committee, led by the Chief Human Resources Officer is responsible to set the annual targets, evaluate the ESG implementation progress as a whole, review counsels’ recommendations, and lead internal work plans and their alignment with our ESG strategy and commitments, with special emphasis on Nova’s annual ESG report.

Global ESG Lead

Nova’s main internal focal point to run all programs is the Global ESG Lead. The incumbent is working as an integral part of Nova’s HR division, as well as aligned with, and under the guidance of the aforementioned head of ESG steering committee. The incumbent is responsible for:

•	Communicating with business leaders across all Nova departments and sites on ESG
•	Developing and coordinating the strategies which underpin the company's ESG objectives
•	Conducting research into best practices to further ensure Nova’s positive impact on local communities and the environment, and
•	Representing and raising public awareness regarding our ESG commitment

Nova’s ESG Current Analysis:

In 2021, we contracted Ernst & Young (Israel) Ltd. to conduct a full initial analysis of ESG maturity throughout identified material topics, across all Nova global locations. The analysis was based on global ESG standards, such as GRI and SASB, and leading ESG raters’ expectations, including MSCI and Sustainalitycs. Key findings of the review indicated the following:

•	The company is at an ESG medium-high maturity level with Business Continuity Plan indicating high level understanding of risk management and preparedness
•
The Company demonstrates wide range of Social and Governance activities, including employees’ trainings on code of ethics, promoting gender equality, supporting of employees and suppliers during COVID19, putting emphasis on product quality, and more.

Nova is planning to release public disclosure of these activities in its planned ESG report 2022.

1.	Environment:

Nova is a global organization, with operations and supply chains which span over multiple countries and cultures. It is for this reason that the nature of our work and the countries we source from and operate in, mean that despite our best intentions and efforts, there is always a risk that various forms of environment hazards and risks may exist. Yet, we believe sustainability is an indisputable force of change in our current environment, transforming how we live and work, and impacting our understanding of social and economic value and growth. This defines Nova’s environment standards and dictates our approach to our operations, supply chain and partners management, as well as our approach to promoting long-standing solutions and alternatives to improving our environmental impact.

Nova’s responsibility to advance sustainability and environmental responsibility, lies first and foremost with entering building our new headquarters in 2019 with sustainability of a “Leed Gold” certificate - LEED (Leadership in Energy and Environmental Design), which is a widely used green building rating system and provides a framework for healthy, safe, highly efficient, and cost-saving green buildings. The building includes installed control management systems with sensors for light and air conditioning, and with anti-sun layered curtains on all windows, which allow efficient energy consumption. Furthermore in all of Nova’s new buildings and facilities across the globe -  U.S., Taiwan, and China - we strive to follow the sustainability standards.

We also implemented recycling measures in our facilities, which allow proper gathering and recycling.

In general, our production lines don’t ~~not~~ involve industrial waste, and any waste that is created from used metal and electronics components is being processed through authorized companies which manage the disposal of toxic substances (IPA - "Tabib”). We also implemented recycling measures of production line related waste, such as packing materials, including crates and wooden pallets. In 2022, we will be focusing on the creation of Climate Change / EHS policy that discusses the commitment of Nova to the various activities that are in place; create standardization and unification of data collection in all sites; and finally, set KPI’s and Goals for the following years based on data collected and benchmarks.

2.	Social:

Nova’s unique DNA and operating culture, along with its position as a leader in the semiconductor process control market, with approximately 1,000 employees and almost a dozen worldwide sites, position us with an extraordinary opportunity and responsibility to have a meaningful impact on the community surrounding us. We believe that by welcoming diverse cultures, experiences and opinions, we can develop technologies and ideas that transform lives and shape and impact the population around us.

Our strategy, shaped in 2020, is focused on the Human Capital. A top priority for us is ensuring all our employees and their families are safe, secure, and cared for. Along with the Access to Health Care we provide globally, this concern has increased with the disruption of COVID-19 to everyday lives and our daily operations have changed accordingly. Furthermore, in 2021, we decided to deepen our human capital focus on the Diversity, Equity and Inclusion (DE&I) pillars, and to frame our various operation programs accordingly:

•
We set a goal to increase the number of our female recruits by 10 percent during the year, a goal we have successfully achieved worldwide. As a result, the absolute number of female recruits in 2021 was doubled from 2020 and tripled from 2019.

•	We implemented inclusive language across several companywide documents and procedures
•	We conducted training to our leadership and HR teams on DE&I challenges and opportunities
•	We established employee resource groups devoted to the issue of DE&I
•	We nominated a Disability Services and Compliance Officer to provide care and support for individuals with disabilities and assist them to integrate into the organization, and
•	We adjusted Nova’s website to the latest accessibility requirements and standards.

In 2021 we have deepened our relationships with our surrounding communities and strengthened our Community Relations. Nova has been striving for years to provide members of our local and global communities with resources to generate true social change by making a difference in people’s lives. With the help of our most valuable assets, our employees, we have chosen to focus on four critical areas: empowering women, people with disabilities, youth at risk, and national emergencies. In 2021, we established a donation committee led by our executive leadership and adopted a Donation and Charitable Contribution Policy which was approved by our board of directors. We are committed to make a significant impact on our community by mentoring and nurturing related projects and activities together with numerous non-profit organizations worldwide. As such, in 2021 we have dedicated our resources to the following activities:

•
Supporting youth at risk - through working with our partners, we have reached approximately 500 youths around Israel, supporting them with a unique program that runs “Night Vans" equipped with professional counsels who meet youths and provides support to the youths on their “own territory", helping them integrate into society.

•	Keeping our communities physically safe from harm - we have supported the addition of a new mobile bomb shelter in the heavily bombarded City of Ashkelon in Israel.
•
We offered Nova employees opportunities to volunteer and contribute to supporting youth via private tutoring in English and STEM (science, technology, engineering and mathematics) professions or other endeavors and topics which are close to their hearts and can help and inspire the youth.

•
We have strategically partnered with organizations in Taiwan and the U.S., that are best connected to the local communities and can help us promote aspects of STEM education among children and youth and empowering women.

Moving forward into 2022, investing in our Human Capital, and developing the diversity and inclusion pillars will continue to be a central focus. In addition to preserving human rights and social justice, we believe that increasing diversity, inclusion, and gender equality at the company will deliver a range of potential business benefits, including a more talented and satisfied team of employees.

3.	Governance:

As part of our sustainable operations policies, we aim that our corporate governance and corporate behavior mechanisms align the interest of all our stakeholders. To do so, we developed a strong set of corporate values that inspire ethical behavior across all decision-making processes, and a management and control system to ensure that ethics and security issues are given their due weight, as following:

•	Board Practices:

•
Our board of directors consists of seven (7) members, of whom six (6) are independent and three (3) are women. In 2021, 26 meetings of our board of directors and its committees were held, with the directors’ attendance rate being higher than 90%.

•
The Audit Committee of our board of directors currently consists of four (4) members, all independent directors, three (3) of whom are women and two (2) of whom hold deep financial expertise. The primary function of the committee is to assist the board of directors in fulfilling its oversight responsibilities by reviewing financial information, internal controls and the audit process. In addition, the committee is responsible for oversight of the work of our independent auditors, as well as the implementation of our internal enforcement plan and governance policies. The committee meets at regularly scheduled quarterly meetings.

•
The function of our Nominating Committee of the board of directors’ includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. The Committee currently consists of three (3) members, two (2) of whom are independent directors.

•
The committee overseeing our pay practices is the Compensation Committee of our board of directors, whose function includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s officers, directors and executives and the overall compensation programs and reviewing and approving, or if required by law, approving, and recommending for approval by the board of directors, grants and awards under the Company’s equity incentive plans. The primary objective of the committee is to oversee the development and implementation of the compensation policies and plans that are appropriate for the Company in light of all relevant circumstances, and which provide incentives that fit the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing shareholder’s value. The Committee currently consists of four (4) members, all independent directors and two (2) of whom are women.

For further details on our board of directors and its Committees’ practices, refer to Item 6.C in this Annual Report.

•	Compensation Policy:
Our Compensation committee and board of directors have adopted a policy regarding the compensation and terms of employment of their directors and officers (“Compensation Policy”), which pursuant to the Companies Law is presented for re-approval of the Company’s shareholders at least once in every three years. Our shareholders voted on June 17, 2019 for the Compensation Policy recommended by our board of directors. Our Compensation Policy is designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. As such, our Compensation Policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short- and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term.  For example, the Policy limits office holders’ value of cash bonuses and equity-based compensation and sets a minimum vesting period for equity-based compensation. Our Compensation Policy also addresses each office holder’s individual characteristics (such as position, education, scope of responsibilities, seniority and contribution to the attainment of our goals) as the basis for compensation variation among our office holders, and considers the internal ratios between compensation of our office holders and directors to those of other employees. For further details on our pay practices, refer to Item 6.B in this Annual Report.

•	Shareholder Control & Ownership:
Nova is publicly traded whose securities are listed on the Nasdaq and TASE, and over 99% of our shares are held in free float. To our best knowledge, none of our shareholders is a controlling shareholder which can direct the Company’s activities. In addition, each share is entitled to one vote on each matter to be voted on at any Company’s shareholders meeting. Based on information provided to us, as of February 14, 2022 our 15 directors and officers, have had, as a group, sole voting and investment power of less than 2% of the issued and outstanding ordinary shares of our Company as of such date. For further details on our Pay practices, refer to Item 6.E and Item 7 in this Annual Report.

•	Ethical Business Conduct:
Nova depends on its reputation for innovation, quality, service, and integrity. We are committed to upholding the highest professional standards of business conduct and maintaining confidence and trust in our relationships with each other, with our employees, customers, investors, suppliers, business partners, regulators, and others. We are committed to ethical business practices and compliance with all applicable standards, laws and regulations, and we believe that maintaining high standards of Corporate Governance is important for our success. We have hundreds of employees working worldwide, and each facility upholds its individual organizational culture while committed to the global Nova Code of Conduct and other Corporate Governance Policies. Our Executive and Financial Officers have leadership responsibilities that include nurturing this culture of commitment to ensure standards and compliance. In order to anchor this strategy in our day to day activities, we have adopted the following policies and practices:

•
Code of Conduct. All of our directors, officers, service providers and employees must conduct themselves in accordance with our Code and seek to avoid even the appearance of improper behavior. The code is intended to promote the following:Compliance with Laws, Regulations and Company Policies; Avoiding conflict of interests and personal exploitation of corporate opportunities; Competition and Fair Dealing, handling of business inducements, and preventing anti-trust violations; Prevention of Discrimination and Harassment and promoting healthy and safe work environment; Preserving complete and accurate business information and records and engaging in an accurate accounting practices, and confidentiality of the company’s information; handling of public fillings and Protection and Proper Use of Company Assets; The Code sets principals and standards for: Insider trading policies, Anti-fraud, Anti-corruption policies, Whistleblower Policy. The Code is available on our employees portal, and each employee must familiarize with upon joining the company, and on an annual basis. The code is also posted on Nova’s website. Employees are clearly encouraged to report violations to the compliance team, senior management, or other officers as deemed appropriate. If matters concern accounting or auditing issues, employees can directly report to the Audit committee of the board of directors. Whistleblowers who make reports in good faith of suspected violations are protected from retaliation such as demotion or termination of employment because of reporting. Any Employee who wants to bring an ethical issue to light, can also write an anonymous complaint to the Corporate Secretary.

•
Insider Trading Policy. Nova has adopted an Insider Trading Policy that all employees must be familiar with and adhere to. Officers and employees may not trade in Nova’s securities while in the possession of “material non-public information” concerning Nova, its customers and suppliers, or during any quarterly or special blackout periods. Officers, Employees, and their immediate family members may trade in Nova’s securities only outside of the clearly defined blackout periods. A failure to comply with the Policy could result in a serious violation of the securities laws and may involve both civil and criminal penalties.

•
Anti-Fraud and Anti Bribery Policies. We are committed to ethical behavior and values. It is amongst our first priorities to establish a corporate and working culture that enhances the value of ethics and promote the individual responsibility as well. To this effect, the Company has established an Anti-Fraud and Anti-Bribery Policies and Guidelines and a Complaint Procedure, which set the highest standards for personnel conduct related to ethical behavior and alertness. The cornerstone in preventing fraud is the creation of an environment that fosters morality, integrity and business conduct. Our Anti-Fraud policy outlines the responsibilities of all the involved parties with respect to fraud prevention, the actions to be taken if fraud is suspected and the mechanism of verifying suspicion of fraud, the reporting process and the recovery action plan. Our Anti-Bribery sets forth rules governing the giving, offering or receiving of anything of value to or from any non-Nova personnel with the intention of obtaining, securing, promoting or retaining any business activity. The purpose of the policy is to make sure that Nova and its employees do not violate applicable corruption laws and to protect the reputation of the Company. In addition to the anti-fraud policy, in 2021, we implemented an anti-fraud steering committee and forum which oversees and identifies fraud risks across the Company, and implemented an anti-fraud program which is tested and verified on a yearly basis.

•
Accounting and Tax Transparency:
Our approach to global taxation for all types of taxes is to consistently comply with legal, regulatory, and internal control requirements as well as support our business and commercial strategy. We are committed to adhere to all applicable global tax laws, filings, and reporting disclosures. We account for tax risks in accordance with the applicable accounting standards and have internal controls in place over our tax reporting processes. Our transfer pricing policies are aligned with the guidelines of the Organization of Economic Co-operation and Development (OECD), as well as with all of the jurisdictions in which we operate. We apply the arm’s length principle when conducting intercompany transactions. We have an established network of internal and external tax and finance professionals who are knowledgeable in various direct and indirect taxes and who monitor ongoing tax law and business changes, so that we may adapt processes and deliverables accordingly. This network, along with our framework regarding internal policies and controls, seeks to ensure the complete and accurate communication of tax positions and risks, through established governance and reporting processes to our management and board of directors. Further details on our accounting and tax practices can be found in Items 10.E of this Annual Report.

Moving forward into 2022

Nova is committed to continue playing a major part in transforming societies to become more responsible, diverse, and sustainable. Indeed, we will continue to embed ESG responsibilities into our core business, culture and continue influence all our stakeholders. Our planned ESG policies and practices for 2022 will include (but are not limited to):
•	Considering the relevance of social development goals for our ESG overall strategy, as well as the wider community in which we operate
•	Further exploring how a broader ESG approach can underpin good practice for our company and its impact
•	Documentation, standardization and publication of company policies
•	Setting KPI’s and goals for the following years to assess company’s progress
•	Further investigating ESG priorities such as safety, belonging of our employees, sustainability development and collaborating with the local community.

Capital Expenditures

Our capital expenditures are primarily for network infrastructure, computer hardware and software, leasehold improvements of our facilities, expansion of clean room facilities and demonstration and development tools. None of these assets are held as collateral or guarantee other obligations. For additional information on our capital expenditures, see “Item 5B. Liquidity and Capital Resources” in this Annual Report.

Government Regulation

For information relating to the impact of certain government regulations on our business, see “Item 5.C – Grants from the Israel Innovation Authority” on this Annual Report.

4.C          Organizational Structure

Our Subsidiaries

Our subsidiaries as of the end of 2021 and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Country of Incorporation
Nova Measuring Instruments, Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Korea Ltd.	Korea
Nova Measuring Instruments GmbH	Germany
Nova Measuring Instruments (Shanghai) Co.,Ltd	China

As of January 25, 2022, with the closing of the acquisition transaction of ancosys GmbH, the following subsidiaries were added:

Name of Subsidiary	Country of Incorporation	Ownership
ancosys GmbH	Germany	100% owned by Nova Measuring Instruments GmbH
ancosys Korea LLC	Korea	100% owned by ancosys GmbH
ancosys Instrument Taiwan Ltd	Taiwan	100% owned by ancosys GmbH
ancosys Inc.	Delaware	100% owned by ancosys GmbH

4.D          Property, Plant and Equipment

As of the end of 2021, our main facilities, located in Rehovot and Ness-Ziona, Israel, are currently occupying an aggregate of approximately 13,000 square meters, including: approximately 2,000 square meters of production facilities, approximately 5,700 square meters of research and development offices (including approximately 1,400 square meters of laboratories) and approximately 6,000 square meters of headquarters, operations, sales and marketing, service and support and administration facilities.

In September 2019, our Israel headquarters moved to a new building at the Science Park in Rehovot. The lease agreement in Rehovot is expected to extend until 2029. We have the option to extend this lease period by two periods of five years each, subject to customary conditions. The lease period for an additional space of approximately 2,500 square meters in Rehovot, began in 2021 and will extend through the same lease periods.

As of the end of 2021, the lease agreement in Ness Ziona is expected to extend until January 31, 2026.

Our subsidiaries lease offices in various locations, for use as a research and development, manufacturing, service and pre-sale facility (depending on each subsidiary’s needs).  Our U.S. subsidiary, Nova Measuring Instruments, Inc. leases approximately 3,800 square meters in Fremont, CA, which includes approximately 850 square meters of production facilities. In addition to this space, the US entity entered into a new lease agreement for an additional 2,880 square meter facility, of which approximately 700 square feet will be allocated as an engineering cleanroom. Both Fremont leases are now synchronized to expire on March 31, 2029 with an option to extend for additional five years, subject to customary conditions. In addition, we lease approximately 70 square meters in New York, approximately 200 square meters in Oregon and approximately 160 square meters in Idaho. Our Taiwanese subsidiary leases a new space of approximately 1,750 square meters which includes a cleanroom facility, our Korean subsidiary leases approximately 1,250 square meters, our Subsidiary in China leases approximately 1,200 square meters our European subsidiary leases approximately 150 square meters in Germany and France, and our Japanese subsidiary leases approximately 100 square meters.

ancosys and its subsidiaries, which we acquired in January 2022, hold leased offices in each of their respective locations. In addition, ancosys owns a 15,800 square meters of real estate located in Bad Urach, Germany, out of which approximately 8,000 square meters can be utilized for ancosys’ operations.

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

Executive Overview

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. We bring pioneering metrology solutions to the world of process control, by industrializing lab and research-grade technologies and developing emerging metrology solutions.  Nova’s product portfolio, deployed by the world’s largest integrated-circuit manufacturers, combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to deliver innovative metrology solutions enable its customers to improve performance, enhance product yields and accelerate time to market. We market and sell our metrology systems mainly to semiconductor manufacturers, and in some cases to semiconductor process equipment manufacturers.

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

In the recent five years (2016-2021), we were able to achieve positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 22%, while Gartner Inc. estimates that the Process Control segment has achieved a CAGR of approximately 16.9% (Gartner Q4-2021 forecast, published on December 2021). During these years, we successfully diversified our technology to include X-Ray capabilities on top of our Optical technology, to measure both Dimensional and Material parameters, we added advanced machine learning algorithms on top of our physical modeling, and we advanced our traditional tool set to include advanced capabilities in both hardware and software. We also diversified our revenue mix across semiconductor segments and territories. During these years, we were also able to increase our total available market through development of new technologies used for Materials and Dimensions metrology, addressing emerging applications in Memory and Foundry/Logic.

In 2021, product sales accounted for approximately 81.0% of our total revenues, and services accounted for approximately 19.0%.

As of the end of 2021, we had cash reserves, net of long term debt related to convertible senior notes, of approximately $370 million, and working capital of approximately $278 million. In January 2022, we used approximately $80 million of this cash to pay for the acquisition of ancosys.

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

Significant Events in 2021 and Outlook for 2022

During 2021, we demonstrated several significant achievements:

•	Significant business growth

•	Meaningful growth in both Products and Service sales

•	Growth in systems’ production and deliveries by all our global sites.

•	Diversified customer mix, including several major leading customers.

•	Further market adoption of Nova’s advanced portfolio by wafer fabrication customers:

o	Hardware and Software coupling

o	Unique Optical and X-Ray solutions

o	Holistic offering, including Integrated and Standalone metrology

o	Materials and Dimensions solutions

•	Continuous proliferation of Nova’s recent optical solutions – PRISM and ELIPSON.

•	Continued investments in research and development programs aimed to generate new organic growth engines for advanced process control.

•
Introduction of Nova METRION®. Nova METRION® targets process control of 3D logic and memory semiconductor devices. The technology enables advanced materials profile measurements by bringing secondary ion mass spectrometry (SIMS) into semiconductor production lines and provides quantitative and actionable results on depth profiling of compositional information with high-depth resolution and precision.

•
Introduction of several new generations of Dimensional and Materials metrology platforms. Introduction of Machine Learning solutions (NovaFIT) to enhance metrology measurements and to complement the traditional Physical modeling (NovaMARS).

•
Deepening collaboration with several research institutes and customers' development centers, utilizing a variety of our products, leading to our positioning as a long-term technology development and high-volume manufacturing partner.

•
The acquisition of ancosys, a privately held company headquartered in Germany, closed in January 2022. ancosys is a leading provider of chemical analysis and metrology solutions for advanced semiconductor manufacturing.

•
ESG (Environment, Social and Governance) – during 2021 the company has built & embraced an enhanced Corporate Social Responsibility Strategy. We are determined as a company to play a vital role in creating a world that values equality, safety and environmental health for the benefit of future generations to come. We are committed to proactively invest in embedding social responsibility as part of our culture and business management to support our values.

In 2022, we plan to focus on the following:

•	Investing in the organization development to enhance the human capital and the strength of the global teams based on our values and culture.

•	Continue to strengthen our competitive and market position, through unique innovation and technical leadership.

•	Continue executing our innovation and development plans for meeting future industry challenges.

•
Expand our total available markets by addressing new emerging metrology applications and market segments, through solutions delivery to the challenging buildup of advanced Logic technology nodes, memory scaled VNAND nodes and DRAM scaled devices at leading edge customers.

•	Continue delivery of advanced metrology systems to the trailing edge technology nodes to support new applications ramp up.

•	Executing our plans to meet Nova’s long-term strategy, which defines the Company’s growth path in revenue, customers, technology and financial performance, to support our profitable growth.

•	Continue leading the emerging metrology markets with innovative and disruptive solutions.

•	Continue the collaborations and joint research programs with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue our products innovation and diversification through several new product introductions to extend the Company’s market leadership and total available market.

•	Continue our plans to generate revenues and competitive edge through SW algorithm and Machine Learning solutions.

•	Strengthening the partnership with our customers and build a “Customer Centric” approach to accommodate and deliver customers’ requirements along the semiconductor lifecycle.

•	Build an extensive roadmap for ancosys' chemical metrology products in order to enhance Nova's existing product's offering.

•	Create synergy between Nova and ancosys' technologies towards a combined offering for advanced applications, which require dimensional, material and chemical metrology.

•	Grow our clean room and production facilities to meet the semiconductor demand cycle around the globe.

•
Elevate our investment in ESG programs in order to promote social responsibilities programs through our five pillars program (for details refer to   Environmental, Social and Governance (ESG) chapter in Item 4.B in this Annual Report).

The challenges and risks Nova faces in meeting its plans include:

•	Meeting strategic, development, operational and delivery targets in light of the COVID-19 global pandemic and the various influences across the world.

•	Overcoming supply chain challenges in light of shortage, demand and cost.

•	On time delivery of the required solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

•	Identifying the metrology evolution roadmap for future industry needs to meet process control requirements and lead the market.

•	Achieving long-term growth targets while supporting extensive growth in all our activities.

•	Building a solid global infrastructure to accommodate further growth.

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

•
Nova’s unique metrology portfolio, combining Optical and X-Ray metrology for both dimensions and materials, provide the most advanced solution, combining the best innovative metrology capabilities with the best reliability and return on investment.

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

•	Our diversified portfolio, which is a result of continuous investment in research and development, is becoming more attractive to our customers.

•	Extending our solutions’ base to include hardware and software elements in a coupled offering.

•	Successful track record in completing and integrating inorganic products , as a result of M&A, which allows us to diversify our product offering to expand our addressable markets.

•	Well controlled P&L and operating model to support our profitable growth and operational resiliency.

Understanding the industry’s challenges for the next several years, it is our belief that we should continue our long-term growth as the adoption of our solutions increases as a function of process complexity and industry development. We believe that our served addressable market is continuously expanding as we penetrate to more steps of the semiconductor manufacturing processes and, as we continue innovating our portfolio for leading new emerging metrology opportunities. We also believe that going forward, as the semiconductor production process is becoming much more complicated with variety of challenges, the necessity for our unique portfolio, combining multiple technologies for both Materials and Dimensional metrology, will grow in the next few years.

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

Use of Estimates – General

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our management evaluates its estimates on an ongoing basis, including those related to, but not limited to income taxes and tax uncertainties, collectability of accounts receivable, inventory accruals, fair value and useful lives of intangible assets, lease discount rate, lease period, convertible senior notes borrowing rate, and revenue recognition. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

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

Marketable Securities

The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt and Equity Securities”. The Company’s investments in marketable securities consist of high-grade treasury, corporate and municipal bonds.

Investments in marketable securities are classified as available for sale at the time of purchase. Available for sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sales of marketable securities, are included in financial expenses (income), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial expenses (income), net.

The Company classifies its marketable securities as either short term or long term based on each instruments’ underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

The Company accounts for Credit losses in accordance with ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments” which modified the other than temporary impairment model for available for sale debt securities. The guidance requires the Company to determine whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment should be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company intends to sell an impaired available for sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any. We periodically evaluates the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions), the age of the inventory and the expected consumption of service spare parts. At the point of the loss recognition, a new lower cost basis for that inventory is established. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.

Inventory includes costs of products delivered to customers and not recognized as cost of sales, where revenues in the related arrangements were not recognized.

To support the our service operations, we maintains service spare parts inventory and reduce the net carrying value of this inventory over the service life

Goodwill

Goodwill and other purchased intangible assets have been recorded as a result of the acquisition of ReVera. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired, and related liabilities.  Goodwill amount on December 31, 2021 was $20.1 million. We have not yet concluded the purchase price allocation analysis of ancosys acquisition, which was closed in January 2022. We expect this analysis to significantly increase the goodwill amounts in future balance sheets.

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

Following the adoption of ASU 2017-04, "Simplifying the Test for Goodwill Impairment", as part of the quantitative goodwill impairment test, any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit.  For the year ended December 31, 2021, we performed an annual impairment analysis, and no impairment losses have been identified.

Intangible assets

 As a result of the acquisition of ReVera in April 2015, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $5.1 million and $2.6 million as of December 31, 2020 and 2021, respectively. We have not yet concluded the purchase price allocation analysis of ancosys acquisition, which was closed in January 2022. We expect this analysis to significantly increase the intangible assets amounts in future balance sheets.

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

Our accounting for certain income tax effects is incomplete, but we have determined reasonable estimates for those effects. Our reasonable estimates are included in our financial statements as of December 31, 2021.

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

New Accounting Pronouncements

For information regarding new accounting pronouncements, see Note 2X to our consolidated financial statements contained elsewhere in this Annual Report.

5.A          Operating Results

Overview

A substantial portion of our revenues is coming from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

For the distribution of our total revenues, from products and services, by geographic areas, see Note 15a to our consolidated financial statements.

The sales cycle of our systems is long and the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. We schedule production of our systems based upon order backlog and customer forecasts.

Our revenues increased by 54.5% in 2021 following an increased by 19.8% in 2020, and  decrease of 10.4% in 2019.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated income statements to our total revenues for the periods indicated:

Percentage of Total Revenues Year ended December 31,:

	2019	2020	2021
Revenues from product	74.3%	77.7%	81.0%
Revenues from services	25.7%	22.3%	19.0%
Total revenues	100.0%	100.0%	100.0%
Cost of revenues products	29.9%	29.2%	31.1%
Cost of revenues services	15.9%	14.1%	11.9%
Total cost of revenues	45.8%	43.2%	43.0%
Gross profit	54.2%	56.8%	57.0%
Operating expenses:
Research and development, net	19.8%	19.7%	15.8%
Sales and marketing	12.5%	10.9%	9.5%
General and administrative	4.5%	4.6%	4.2%
Amortization of intangible assets	1.2%	0.9%	0.5%
Total operating expenses	38.0%	36.1%	30.0%
Operating income	16.2%	20.6%	27.0%
Financial income (expenses), net	1.4%	0.3%	(0.8)%
Income before income taxes	17.6%	21.0%	26.2%
Income tax expenses	1.9%	3.2%	3.8%
Net income	15.6%	17.8%	22.4%

Comparison of Years Ended December 31, 2021 and 2020

Revenues. Our revenues in 2021 increased by $146.7 million, or 54.5%, compared to 2020. Revenues attributable to product sales were $337.0 million, an increase of $127.7 million, or 61.0%, compared to 2020. Revenues attributable to services were $79.1 million, an increase of $19.0 million, or 31.6%, compared to 2020. The increase in product revenues in 2021 was attributed to higher demand for our products across all main product lines, including revenues from new product line introduced in 2021. The increase in services revenues in 2021 was attributed mainly to the increase in our systems installed base and to higher professional services and time and materials sales.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2021 was $129.5 million. Our gross margin attributable to product revenues in 2021 was 61.6%, compared to 62.5% in 2020. The decrease in products gross margins in 2021 is related mainly to the different product mix as well as to higher supply chain costs.

Our cost of services in 2021 was $49.2 million, compared to $37.9 million in 2020. Gross margin attributable to service revenues in 2021 was 37.8%, compared to 36.9% in 2020. The increase in services gross margins in 2021 is related mainly to the increase in service revenues which also included a more favorable service revenue mix.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the IIA and the European Community, as well as other funding for research and development activities. Our net research and development expenses in 2021 were $65.9 million, an increase of $12.9 million, or 24.2%, compared to 2020, after offsetting grants received of $4.9 million in 2021 and $5.6 million in 2020. Research and development expenses excluding grants received or receivable in 2021 were $70.8 million, compared to $58.6 million in 2020, and increased due to higher investment in existing and new products and technologies and higher personnel costs. In 2021, net research and development expenses represented 15.8% of our revenues, compared to 19.7% of our revenues in 2020.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Our sales and marketing expenses in 2021 were $39.3 million, an increase of $10.0 million, or 34.0%, compared to 2020. The increase in sales and marketing expenses in 2021 was mainly attributed to the higher personnel costs and higher commissions due to the increase in revenues. Sales and marketing expenses represented 9.5% of our revenues in 2021 compared to 10.9% of our revenues in 2020.

General and Administrative Expenses. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in 2021 were $17.3 million, an increase of $4.8 million, or 38.4%, compared to 2020. The increase in general and administration expenses was attributed mainly to higher personnel costs and related overhead, including acquisition related expenses. In 2021, general and administration expenses represented 4.2% of our revenues, compared to 4.6% of our revenues in 2020.

Amortization of Intangible Assets. As part of the acquisition of ReVera on April 2, 2015, the Company acquired $12.3 million of intangible asset related to technology. In both 2021 and 2020, the Company recorded $2.5 million of amortization of intangible assets respectively.

Financial income (expense), net. Financial income (expenses), net is comprised of interest income, financial expenses related to the Convertible Senior Notes, exchange rate impact and bank charges. In 2021, we recorded $3.1 million of net financial expenses compared to $0.9 million of net financial income in 2020. The increase in financial expenses was mainly attributed to the $4.3 million of financial expenses related to the Convertible Senior Notes which reflect full year expenses compared to $0.9 million in 2020 which reflect expenses of less than one quarter. In addition, in 2021 our interest income was $2.2 million compared to $4.1 million in 2020 which mainly attributed to the less favorable interest economic environment. This was offset by $0.9 million exchange rate loss in 2021 compared to $2.2 million exchange rate loss in 2020 which was attributed to strengthen of the NIS compared to the USD.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2021, we recorded $16.2 million of income tax expenses, reflecting effective tax rate of 14.8%. In 2020, we recorded $8.6 million of income tax expenses, reflecting effective tax rate of 15.2%. The decrease in the effective tax rate in 2021 is attributed mainly to increase in US territory tax benefits, which was partially off-set by $3.7 million taxes related to elective tax settlement in Israel.

Comparison of Years Ended December 31, 2020 and 2019 is incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2021.

 5.B      Liquidity and Capital Resources

 As of December 31, 2021, we had working capital of approximately $278.6 million, compared to working capital of approximately $497.8 million as of December 31, 2020. The decrease in our reported working capital in 2021 was related mainly to classification of convertible senior notes in the amount of $183.0 million to current liabilities, and to classification of marketable securities investment with maturity dates which are longer than one year in the amount of $137.4 million to non-current assets. Excluding these classifications, our working capital increased by approximately $101.2 million mainly as a result of our fluent net profits in 2021.

Cash and cash equivalents, short-term and long-term deposits and marketable securities as of December 31, 2021 were $552.9 million compared to $427.9 million as of December 31, 2020, and increased mainly as a result our fluent operating cash flow. In January 2022, we used approximately $80 million of this cash to pay for the acquisition of ancosys.

Trade accounts receivables increased from $63.3 million as of December 31, 2020 to $68.4 million as of December 31, 2021.

Inventories increased from $61.7 million as of December 31, 2020 to $78.7 million as of December 31, 2021. The increase in inventory is related to new products as well as to the overall increase in our business levels for products and services.

Operating activities in 2021 generated positive cash flow from operating activities of $132.3 million compared to a positive cash flow from operating activities of $60.3 million in 2020. The increase in operating cash flow in 2021 is mainly related to higher profitability.

The following table describes our investments in capital expenditures during the last three years (US dollars, in thousands):

	2019		2020		2021
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
Electronic equipment	3,975	418	2,742	431	2,356	1,134
Office furniture and equipment	2,192	604	28	510	22	283
Leasehold improvements	11,231	2,849	1,865	867	371	650
Total	17,398	3,871	4,635	1,808	2,749	2,067

In 2021, the investment in capital expenditures was financed from our fluent operating cash flow, and included mainly investments in electronic equipment. In 2022, we expect our capital spending to significantly increase to more than $20 million, mainly as a result of expected investments in manufacturing and demonstration facilities in Israel.

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

 Presently, our short-term debt is comprised from Convertible Senior Notes.

We do not have a readily available source of long-term debt financing such as a line of credit.

With regard to usage of hedging financial instruments and the impact of inflation and currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in this Annual Report.

5.C      Research and Development, Patents and Licenses, etc.

For information regarding our research and development activities, see “Item 4B – Research and Development” in this Annual Report.

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

 IIA sponsoring for Israeli research and development consortiums

In 2020 and 2019, and in previous years, we participated in a consortium program sponsored by IIA. Under the terms of this program, we cooperate with additional companies, Universities and research institutes in Israel, organized in a consortium for the development of new technologies. The rules of the consortium include several references to the distribution of knowledge between the consortium members, requires us to provide the other members in the consortium with a non-sub-licensable license to use the “new information” developed by such member, without consideration. These programs do not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed hereunder, are applicable to the know how developed by us with the funding received in such programs. Joint programs of the European Research Area and the IIA

We participate in European consortia, which are joint programs governed by the Electronic Component Systems for European Leadership Joint Undertaking (the “JU”) as part of the Horizon 2020 cooperation between the European Research Area and the IIA (the “EU Consortiums”).

Some of the obligations and undertakings specified hereunder in connection with our IIA activities (such as the restrictions under the Innovation Law and obligation to grant certain access rights to our technology and intellectual property rights) apply with respect to some of these joint projects. In addition, the participation in an EU Consortium includes specific obligations, such as the following: The budgeted grant will be paid to the company pursuant to certain rules regarding ‘eligible costs’; Obligation to properly implement the activities assigned under the specific EU Consortium project; Restrictions in contributions of third parties (by service or otherwise); Obligation to keep information up to date and to inform about events and circumstances likely to affect the consortium activity; Obligations related to records keeping, investigations and audits by the JU in order to verify the proper implementation of the specific EU Consortium project and compliance with the obligations under the terms of the program, including assessing deliverables and reports during a period of up to two years following the receipt by the company of the full grant payment; Obligations related to Intellectual property allocation generated by an EU Consortium, background intellectual property designation prior to the commencement of the EU Consortium’s project and the provision of access rights to results obtained as part of the EU Consortium. Breach of such obligations may result in the reduction of the aggregate expected grant amount or claiming back previously received grants. In addition, the company may be subject to administrative and financial penalties such as temporary exclusion from all JU European Consortiums and fines of up to 10% of the maximum expected grant, as well as to contractual liabilities.

European Research Area program

We also participate in European consortiums which are not part of the JU (Joint Undertaking) program, thus, these programs are funded only by the European commission with no national funding from the Israel Innovation Authority. The restrictions under the Israeli Innovation Law do not apply to the project under these programs. Some of the specific obligations mentioned in the previous paragraph apply to the projects under these programs.

Past royalty bearing programs and royalties arrangements

Some of our previous research and development efforts were financed in part through royalty-bearing grants. We were obligated to pay royalties from sales of products funded with these grants. This obligation included different annual interest rates ranging up to 5%. In August 2016, we entered into a royalty buyout arrangement, or the Arrangement, with the IIA. As part of the Arrangement we paid approximately $12.9 million to the IIA in September 2016. The contingent net royalty liability to the IIA at the time we executed the Arrangement was approximately $24 million. As a result of the foregoing payment, we are released from any future royalty payments on these previous funds received from the IIA. However, to the extent that we will be able to commercialize products that were developed as part of IIA programs and were declared as “failed” at the time of the Arrangement, we will be required to pay royalties to the IIA from income generated from such commercialization. Currently, we do not anticipate that such failed projects will generate revenues in the future. We note that the Arrangement does not release the Company from other obligations towards the IIA as further detailed herein. In addition, in the future, we may, alone or together with third parties, participate in research and development programs, which may bear royalty obligations (depending on the specific terms of the applicable program).

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

5.D     Trend Information

For Information regarding most significant recent trends in our market, see “Item 4B– Our Market – The World Economy – Update” in this Annual Report.

Item 6. Directors, Senior Management and Employees

6.A      Directors and Senior Management

The following is the list of senior management and directors as of February 14, 2022:

Name	Age	Position
Michael Brunstein (3)	78	Chairman of the Board of Directors
Avi Cohen (1)(2)	68	Director
Raanan Cohen (2)(3)	66	Director
Zehava Simon (1)(2)	63	Director (External Director until May 2018)
Dafna Gruber (1)(3)	56	Director (External Director until May 2018)
Sarit Sagiv (1)(2)	53	Director
Eitan Oppenhaim	56	Director, President and Chief Executive Officer
Dror David	52	Chief Financial Officer
Shay Wolfling	50	Chief Technology Officer
Adrian S. Wilson	50	President of US subsidiary & General Manager Material Metrology Division
Effi Aboody	51	Corporate VP and General Manager Dimensional Metrology Division

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the Nominating committee

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

Mr. Avi Cohen has served as a director of the Company since 2008. He also, serves as executive chairman of XJet Ltd. (a private company) and Chakratec Ltd. (a public company) as well as on the board of directors of Cortica Ltd. and CGS Tower Networks Ltd. From July 2016 to September 2017 Mr. Cohen served as the chief executive officer of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 till the merger, Mr. Cohen served as the chief executive officer of RR Media. Prior to that, until March 2012, Mr. Cohen served as president and chief executive officer of Orbit Technologies, a public company traded on the TASE. From September 2006 to December 2008, Mr. Cohen served as chief operating officer and deputy to the chief executive officer of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC). From 2003 he was a group vice president, corporate officer and member of the executive management committee. From 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as chief executive officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

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

Ms. Dafna Gruber was elected as the Company’s external director in accordance with the provisions of the Companies Law in April 2015 and reelected in April 2018. Effective as of May 2018, and our adoption of the exemption under the Regulation, Ms. Gruber is no longer classified as an external director under the Companies Law.  Ms. Gruber has broad experience, serving as chief financial officer and a senior executive management member in leading hi-tech companies traded on both Nasdaq and TASE. Ms. Gruber serves as the chief financial officer of Netafim Ltd., a private company. Prior to that as chief financial officer in various companies including Aqua security Ltd. Landa Corporation Ltd. and Clal Industries Ltd.  From 2007 until 2015, Ms. Gruber served as the chief financial officer of Nice Systems Ltd., a public company traded on Nasdaq and TASE. responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as chief financial officer. Ms. Gruber currently serves as an as an external at ICL group ltd., Tufin software technologies Ltd and a board member of Cellebrite Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Ms. Sarit Sagiv was appointed to serve as a director of the Company by our board of directors in August 2021. Ms. Sagiv serves as a member of the Investments Committee of Phoenix Insurance and as a member of the board of directors of OPC Energy Ltd., a public company traded on TASE. Ms. Sagiv had served as General Manager of the Global Business division at Amdocs (Nasdaq: DOX) in the years 2016-2020. Prior to this role, Ms. Sagiv served as the Chief Financial Officer of Nice Ltd. (NASDAQ and TASE: NICE), with responsibility for the finance, legal, operations and IT areas, as well as the Chief Financial Officer of Retalix Ltd. (Nasdaq and TASE: RTLX), playing a key role in the transaction with NCR. Ms. Sagiv also held various other Chief Financial Officer and senior financial positions. Ms. Sagiv is a certified public accountant. She holds a B.A. in Accounting and Economics and an MBA, both from Tel Aviv University, and an MA in Law from Bar Ilan University.

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

Mr. Effi Aboody has served as our Corporate VP and General Manager Dimensional Metrology Division since September 2019. Mr. Aboody joined Nova in 2016 as Vice President and Head of the Global Applications team. Mr. Aboody started his career at Intel Corporation Ltd  in 1996 as an Integration engineer, working in Portland and California R&D centers, in both logic and memory devices, followed by several managerial positions including Process Integration , Sort testing manager and Yield manager. In 2008 Mr. Aboody served as Yield and Integration Departments at Numonyx Ltd focusing on NOR flash memory process and reliability. In 2011 Mr. Aboody managed the Engineering and Yield Departments at Micron Technology Ltd Fab12. In 2013 Mr. Aboody returned to Intel Corporation to manage the Fab28 Yield Organization, responsible for CPU and SoC outgoing yield performance, defects and Labs. Effi holds an Executive MBA from Tel Aviv University and a B.Sc. in Materials Engineering from Ben-Gurion University.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B      Compensation

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our senior management members listed in item 6.A in this Annual Report, with respect to the year ended December 31, 2021 (consisting of 5 persons) was approximately $10 million. This amount includes approximately 0.5 million set aside or accrued to provide pension, severance, retirement, or similar benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2021 annual general meeting of shareholders in accordance with Israeli regulations.

Terms of employment of Mr. Eitan Oppenhaim, our President and Chief Executive Officer and a member of the board of directors, as approved by our shareholders, are as follows:

General

 (i) a monthly base salary of NIS 161,000; (ii) an annual bonus of up to fourteen (14) monthly base salaries (with additional payment of up to 100% of the target bonus in the case of over achievement), subject to objectives which are annually predetermined by the board of directors and its committees, in accordance with our compensation policy; (iii) in connection with termination of employment (other than for cause), a three month advance notice and a six month adjustment period, during which Mr. Oppenhaim will be entitled to all of his compensation elements, and to the continuation of vesting of his options. In the event of employment termination during a fiscal year (unless for cause), the bonus shall be prorated (subject to certain adjustments); (iv) customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (v) subject to required approvals under applicable law, a directors and officers insurance, including a “run-off” insurance policy; (vi) non-disclosure, non-compete and ownership of intellectual property undertakings; and (vii) monthly travel expenses or a Company car, cellular phone, a land line phone, toll road expenses, a laptop computer and other expense reimbursements pursuant to the Company general policies.

Equity-Based Compensation

Since January 1, 2019 until December 31, 2021, per the approval of the respective annual general meeting of shareholders, Mr. Oppenhaim was granted a total of 70,000 options to purchase ordinary shares of the Company with an exercise price of $25.89, and 61,225 restricted share units. The options vest in equal annual installments over a terms of four years commencing one year following the grant date and the restricted share units vest in equal annual installments over a terms of three years commencing one year from the grant date; All options and restricted share units expire seven (7) years after each grant date; can be cancelled in accordance with the terms and conditions of the applicable incentive plan of the Company or the employment terms of Mr. Oppenhaim; and, were made in accordance with and subject to Section 102 of the Income Tax Ordinance of 1961 (New Version) (the “Ordinance”). In addition, Mr. Oppenhaim was granted in July 2019,  July 2020 and July 2021, a total of 91,225 performance based restricted units that vest over a period of three (3) years, provided that the Company meets or exceeds the performance targets for vesting set by the compensation committee and board of directors of the Company, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Oppenhaim. In the event a portion of these restricted share units fails to vest, such portion will be carried forward to the third vesting date and will vest if the Company’s average annual return on equity based on net income during the previous three (3) years shall be no less than ten percent (10%).

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

Compensation upon Acquisition

 Upon Acquisition of a company (which is not an affiliate of the company), Mr. Oppenhaim will be entitled to receive a bonus of up to 12 monthly salaries subject to the approval of the compensation committee and our board of directors and subject to the limitation on a special bonus imposed by our compensation policy. An “Acquisition” includes, among others, a merger of our company or a subsidiary of our company with or into another entity, such that upon consummation of such transaction our shareholders will hold more than 50% of the surviving entity. In accordance with this entitlement, on February 2022 our compensation committee and board have approved a bonus of 12 monthly salaries for the acquisition of ancosys, to be paid to Mr. Oppenhaim in April 2022.

Directors and Officers Equity Based Compensation

As of February 14, 2021, a total of 317,266 options to purchase our ordinary shares and 207,921 RSU’s were outstanding and held by certain directors and senior management members listed in item 6.A in this Annual Report (consisting of 11 persons), of which 208,817 options are currently exercisable or exercisable within 60 days of February 14, 2021, 68,038 shares are held by trustee due to vested RSUs and 2,595 RSU’s will vest within 60 days of February 14, 2021. See “Item 6E. Share Ownership” in this Annual Report.

In accordance with our current equity-based compensation policy, the exercise price of granted options is equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

Compensation of Directors

The total amount paid or payable to the directors (consisting of seven persons, not including Mr. Oppenhaim), for 2021 was approximately $0.35 million.

The compensation arrangement of our directors (excluding the chairman of the board of directors and, unless approved otherwise, any other director who is also an employee of the Company) includes an annual payment of NIS 92,000 (approximately US$28,500) and a payment per meeting of NIS3,000 (approximately US$930) (for each execution of a written consent in lieu of a meeting, an amount of NIS 1,500 and for each meeting that the director attends by teleconference, an amount of NIS 1,800).

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

6.C      Board Practices

Our Amended and Restated Articles of Association, as adopted by the Company’s shareholders and recently amended on June 24, 2021, or the Articles, provide that we may have between five and nine directors. Our board of directors currently consists of seven directors, three of which are women.

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

Our board of directors determined that each of Ms. Dafna Gruber and Ms. Sarit Sagiv has accounting and financial expertise as described in the regulations promulgated pursuant to the Companies Law, and that, therefore, the requirements of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

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

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

Audit Committee

Our Audit Committee is comprised of Dafna Gruber (Chairperson), Zehava Simon, Avi Cohen and Sarit Sagiv. The audit committee is responsible to provide oversight of the accounting and financial reporting process of the Company and the audits of the financial statements of the Company, and assist the Board in its oversight of (i) the integrity of the Company's financial statements and other published financial information, (ii) the Company's compliance with applicable financial and accounting related standards, rules and regulations, (iii) the selection, engagement and termination, subject to shareholder approval, of the Company's independent auditor, (iv) the pre-approval of all audit, audit-related and all permitted non-audit services, if any, by the Company's independent auditor, and the compensation therefor, (v) the Company's internal controls over financial reporting and (vi) risk assessment and risk management, including cyber risks.

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

Compensation Committee

Our Compensation Committee is comprised of Zehava Simon (Chairperson), Avi Cohen Raanan Cohen and Sarit Sagiv. The function of the compensation committee is described in the approved charter of the committee, and includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s officers, directors and executives and the overall compensation programs and reviewing and approving, or if required by law, approving and recommending for approval by the board of directors, grants and awards under the Company’s equity incentive plans. The primary objective of the committee is to oversee the development and implementation of the compensation policies and plans that are appropriate for the Company in light of all relevant circumstances, and which provide incentives that fit the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing shareholder’s value.

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

Nominating Committee

Our Nominating Committee is comprised of Raanan Cohen (Chairperson), Michael Brunstein, and Dafna Gruber. The function of the nominating committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto.

Our audit committee also acts as our investment committee.

All committees are acting according to written charters that were approved by our board of directors. Additionally, we adopted an internal enforcement plan which was approved by our board of directors. The internal enforcement plan, as part of which we adopted and implementing procedures and policies in order to comply with the provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), the Companies Law. The internal enforcement plan includes, among others, the board committees’ charters and the internal auditor charter, procedures with respect to related party transactions, insider trading, which prohibits hedging activities, equity-based compensation policy, reporting and complaints, anti-bribery and anti-fraud policies and a code of conduct. Each of our committees have the power to retain, terminate and approve the related fees and other retention terms, as it deems appropriate, outside counsel and other experts and consultants to assist the committee in connection with its responsibilities without our board of directors’ approval and at the Company's expense.

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

Compensation of Officers and Directors

Under the Companies Law, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see above “—Board of Directors’ Committees — Compensation Committee" in this Annual Report.

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

Pursuant to the Companies Law, any transaction with an office holder (except directors and the chief executive officer of the company) with respect to such office holder's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (also see above "—Board of Directors' Committees — Compensation Committee" in this Annual Report) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a 'Public Pyramid Held Company'. For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the chief executive officer even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the chief executive officer must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see above —“Board of Directors' Committees – Compensation Committee" in this Annual Report) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO does not have to be approved by the shareholders of the company, provided that: (i) the chief executive officer is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction are consistent with the provisions of the company's compensation policy. Under the Companies Law, non-material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the chief executive officer), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law provides that such transaction is subject to the approval of the compensation committee, the board of directors and the shareholders' meeting. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see above "—Board Practices –Board of Directors' Committees – Compensation Committee" in this Annual Report) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

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

6.D          Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

As of December 31,	2019(*)	2020(*)	2021(*)
Total Personnel	646	713	819
Located in Israel	349	385	428
Located abroad	297	328	391
In operations	108	129	176
In research and development	251	300	328
In global business	247	263	240
In general and administration	40	49	75

(*)         The numbers of employees set forth in this table do not include contractors and an insignificant number of temporary employees retained by the Company from time to time. The numbers do not include employees of ancosys, acquired in January 2022.

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

6.E          Share Ownership

Based on information provided to us, our 11 directors and senior management members listed in Item 6.A in this Annual Report, have had, as a group, sole voting and investment power for 279,450 shares beneficially owned by them as of February 14, 2022 (representing approximately 1% of the 28,586,276 issued and outstanding ordinary shares of our company as of such date). Such number includes 208,817 shares subject to options that are immediately exercisable or exercisable within 60 days of February 14, 2022 (with expiration dates ranging between 2022 and 2028; exercise prices ($/share) ranging between $11.68 and $102.35), 68,038 shares held by the trustee due to vested RSUs, and 2,595 RSUs to be vested within 60 days as of February 14, 2022. Each of such directors and senior management members beneficially owned less than 1% of our company’s shares as of such date.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 14, 2022 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans under which we have outstanding equity grants, are described below:

2007 Incentive Plan (which was active until October 2017) - As of December 31, 2021, options to purchase 4,304,112 ordinary shares at an exercise prices which range from $0.43 to $24.96, the fair market value of our shares on the dates of grant, were granted under this plan of which, as of December 31, 2021, 2,940,323 options were exercised, 156,639 options were outstanding and exercisable, 1,207,150 options had been cancelled and no options were outstanding and unvested. As of December 31, 2021, a total of 834,142 RSU’s had been granted, of which 728,223 had vested, 105,919 had been cancelled and no RSU's were outstanding. Following adoption of 2017 share incentive plan, as detailed herein, we have ceased granting equity under the 2007 incentive plan.

2017 Share Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our board of directors on August 1, 2017, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2021, options to purchase  635,877 ordinary shares at an exercise prices which range from $22.56 to $102.35, the closing price of the Company's ordinary shares on Nasdaq on the day of grant, were granted under this plan of which, as of December 31, 2021, 134,245 options were exercised, 171,223 options were outstanding and exercisable, 172,729 options had been cancelled and 157,680 were outstanding and unvested. As of December 31, 2021, 849,823 RSU’s had been granted, of which 310,479 RSU’s had vested, 76,292 had been cancelled and 463,014 RSU's were outstanding.

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

Our equity-based compensation policy, which was initially adopted in February 2007 and was most recently amended in May 2021, provides, among others, that the exercise price for each option will be equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

For additional information regarding our employees’ incentive plans, see Note 9 of our consolidated financial statements, contained elsewhere in this report.

Item 7. Major Shareholder and Related Party Transactions

A.        Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the dates indicated below for each shareholder who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 28,586,276 ordinary shares outstanding as of February 14, 2022.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Wasatch Advisors Inc. (1)	2,651,946	9.28%
Migdal Insurance & Financial Holdings Ltd. (2)	1,939,093	6.78%
Harel Insurance Investments & Financial Services Ltd. (3)	1,890,099	6.61%
Menora Mivtachim Holdings Ltd. (4)	1,730,937	6.06%
FMR LLC (5)	1,514,015	5.30%

(1)	The information is based upon Amendment no. 2 Schedule 13G filed with the SEC by Wasatch Advisors Inc. on February 10, 2022 regarding holdings as of December 31, 2021.

(2)	The information is based upon Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd. on February 2, 2022 regarding holdings as of December 31, 2021.

(3)
The information is based upon Amendment no. 8 to Schedule 13G filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on January 31, 2022 regarding holdings as of December 31, 2021.

(4)
The information is based upon Amendment no. 4 to Schedule 13G filed with the SEC by Menora Mivtachim Holdings Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtahim Insurance Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. and Shomera Insurance Company Ltd. on February 10, 2022 regarding holdings as of December 31, 2021.

(5)	The information is based upon Schedule 13G filed with the SEC by FMR LLC, its subsidiaries and Abigail P. Johnson on February 10, 2022 regarding holdings as of December 31, 2021.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the decrease in the percentage of ownership by Clal Insurance Enterprises Holdings Ltd. below 5% in 2019; (ii) the decrease in the percentage of ownership of Psagot Investment House Ltd. below 5% in 2019; (iii) the increase in the percentage of ownership of Migdal Insurance & Financial Holdings above 5% in 2020; (iv) the decrease in the percentage of ownership by The Phoenix Holdings Ltd., Itshak Sharon (Tshuva), and Delek Group Ltd below 5% in 2020; and (v) the increase in the percentage of ownership by Adage Capital Partners LP, Adage Capital Partners GP, L.L.C and Adage Capital Advisors L.L.C above 5% in 2019 and the decrease to below 5% in 2021; (vi) the increase in the percentage of ownership by Wasatch Advisors Inc. above 5% in 2020. (vii) the increase in the percentage of ownership by FMR LLC above 5% in 2021.

As of February 14, 2022, our ordinary shares were held by 13 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 14, 2022, 10 registered holders were U.S. domicile holders and held approximately 0.02% of our outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

B.        Related Party Transactions

In June 2021, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $30 million (including $10 million Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee in accordance with the framework under our compensation policy.

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

In addition, following the approval by our shareholders at the annual general meeting held on June 24, 2021, we undertook to indemnify our officers and directors up to the greater of (a) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification; (b) US$200 million; (c) ten percent (10%) of the Company "total market cap" (which shall mean the average closing price of the Company’s ordinary shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of issued and outstanding shares of the Company as of the date of actual payment); and (d) in connection with or arising out of a public offering of the Company’s securities, the aggregate amount of proceeds from the sale by the Company and/or any shareholder of Company’s securities in such offering. Pursuant to our amended and restated compensation policy, we may indemnify our directors and officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the officer, as provided in the indemnity agreement between us and such individuals, all subject to applicable law and our articles of association. Our amended and restated compensation policy also provides that we may exempt our directors and officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis our company, to the fullest extent permitted by applicable law.

For information relating to options granted to officers and directors, see “Item 6E. Share Ownership” in this Annual Report. For information regarding our compensation policy and compensation arrangements with our directors and executive officers (including our chairman and chief executive officer), please refer to “Item 6B. Compensation” in this Annual Report.

7.C      Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A          Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements” in this Annual Report.

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

In addition, distribution of dividends may be subject to certain tax implication. For additional information regarding tax implication of dividends' distribution, see “Item 10E. Taxation – Israeli Taxation” in this Annual Report.

Export Sales

Substantially all of our products are sold to customers located outside Israel .

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

10.B     Memorandum and Articles of Association

On July 25, 2021, and in pursuant to the approval of our shareholders in the annual general meeting held on June 25, 2020, we changed the legal name of our Company from Nova Measuring Instruments Ltd. to Nova Ltd. to Match the Company’s long-term strategy.

At the annual general meeting held on June 24, 2021, our shareholders approved the following changes in our amended and restated articles of association: (i) an increase of the authorized share capital of the Company by an additional 20,000,000 (twenty million) ordinary shares, such that the authorized share capital of the Company following such increase consists of 60,000,000 (sixty million) ordinary shares (ii) elimination of the par value of our ordinary shares; (iii) an amendment to Article 94 concerning jurisdiction.

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

10.C    Material Contracts

Acquisition of ancosys GmbH

In January 2022, we consummated from existing funds the acquisition of 100% of the equity of ancosys GmbH, a privately held company headquartered in Pliezhausen Germany, in an all-cash transaction valued at approximately $90 million, including a performance based earnout of $10 million. The agreement dated November 16, 2021 by and among Nova Ltd., Nova Measuring Instruments GmbH, ancosys GmbH and the Representative (named therein) is filed as exhibit to this Annual Report.

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

The Lease agreement also includes a leasing of an additional space of approximately 3,000 square meters, or the Additional Space, which has started in 2021, and will extend through the same lease periods as the Initial Space.

These leases cannot be terminated by us during the Initial Lease Period. Under certain circumstances, Bayside may terminate the Agreement in the event of change of control in the Company.

The average monthly lease, parking and management costs for the Initial and Additional Space are expected to be approximately NIS 700,000 per month in 2022. After the first 5 years of the Initial period the monthly lease and parking payments for the Initial and Additional Space will be increased by 4%. During each of the additional lease option periods, the monthly lease and parking payments for the Initial and Additional Space will be increased by 2.5%. The monthly lease, parking and management costs are linked to the Israeli consumer price index.

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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

 Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the “Investments Law”, provided (prior to the 2005 amendment) that a capital investment in eligible facilities may, upon application to the Israeli Authority for Investments and Development of the Industry and Economy (the “Investment Center”), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including sources or funds, and by its physical characteristics or the facility or other assets, e.g., the equipment to be purchased and utilized pursuant to the program.

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

A company owning an Approved Enterprise may elect to forego its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of this exemption will depend on the geographic location of the Approved Enterprise within Israel. After the exemption period lapses, the company shall be subject to tax at a reduced corporate tax rate between of 10% to 25% depending on the level of foreign investment in the company in each year for the remainder of the benefits period.

We elected to be taxed under the Alternative Track.

Dividends paid to Shareholders out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15% or at a lower rate provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of a company which is considered a Foreign Investment Company as defined in the Investment Law, the 12-year limitation on reduced withholding tax on dividends does not apply.

A dividend distributed or deem distributed out of income derived from the Approved Enterprise which was exempt from tax ("Trapped Profits") will be subject to corporate tax (on grossed up the amount reflecting such pre-tax income from which such dividend was distributed) at the rate which would have been applied had the income not been exempt, which is at ranged between 10%-25%, depending on the level of foreign investment in the company in each year.

On November 15, 2021 a new amendment of the Investment Law was enacted (i) providing a reduced corporate income tax on the Trapped Profits distributed within a year from such amendment. The reduced corporate income tax is based on a certain formula and subject to reinvestment of certain amounts in enumerated assets/activities; (ii) harshening the rules with respect to determining the profits from which a dividend was distributed and providing that  part of any dividend distribution, will be deemed as distributed from the Trapped Profits, according to a certain formula.

In December 2021, we entered into an elective tax agreement with the Israeli Tax Authorities and opt-in with the new amendment. The reduced corporate income tax on the Trapped Profits was approximately $5.8M, or 10%, and was provided for in the 2021 financial statements of operations, net of related provisions. We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. See also Note 11B to our consolidated financial statements contained elsewhere in this report.

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, which is effective as of April 1, 2005, has changed certain provisions of the Investments Law, or the 2005 Amendment. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Beneficiary Enterprise” (rather than as an Approved Enterprise, which status is still applicable for investment programs approved prior to April 1, 2005 and/or investment programs under the Grant Track). According to the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center. As a result, a company was no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that had a Beneficiary Enterprise may, at its discretion, approach the ITA for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

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

Similar to the previously available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years ("Trapped Profits"), depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. If the company pays a dividend out of income derived from the Beneficiary Enterprise during the benefits period and such dividend is actually paid at any time up to 12 years thereafter, except with respect to a foreign investment company (an “FIC”), in which case the 12-year limit does not apply, such income will be subject to withholding tax at the rate of 15% or a lower rate under a tax treaty, if applicable (subject to the receipt in advance of a valid certificate from the ITA, allowing for a reduced tax rate). A Company that pays dividend out of Trapped Profits will be subject to tax with respect to the amount distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable.

The benefits available to a Beneficiary Enterprise are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index and interest, or other monetary penalty.

As a result of the 2005 Amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. On November 15, 2021 a new amendment of the Investment Law was enacted (i) providing a reduced corporate income tax on the Trapped Profits distributed within a year from such amendment. The reduced corporate income tax is based on a certain formula and subject to reinvestment of certain amounts in enumerated assets/activities.; (ii) harshening the rules with respect to determining the profits from which a dividend was distributed and providing that part of any dividend distribution, will be deemed as distributed from the Trapped Profits, according to a certain formula.

In December 2021, we entered into an elective tax agreement with the Israeli Tax Authorities and opt-in with the new Amendment. The reduced corporate income tax on the Trapped Profits was approximately $5.8M, or 10%, and was provided for in the 2021 financial statements of operations, net of related provisions. We had three Approved Enterprise plans under the Investments Law, which entitled us to certain tax benefits. In addition, in 2011, based on Company investments in property and equipment in the years 2008 and 2009, the Company submitted the applicable form as a Benefited Enterprise in accordance with the 2005 Amendment to the Investments Law. The year of election was 2010.

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

In addition, the 2011 Amendment introduced a new status of “Special Preferred Company” which is an Industrial company meeting, in addition to the conditions prescribed for “Preferred Company” certain additional conditions (including that the total Preferred Enterprise income is at least NIS 1 billion and part of a group that generates income of at least NIS 10 billion). The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5%, if located in Development Region “A”, or to 8%, if located in other area within the State of Israel.

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

Until the end of 2015, we did not utilize tax benefits related to Preferred Enterprises. In 2016, we started utilized  such benefits, with a related tax rate of 16%.

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

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition is part of a group that has total annual consolidated revenues at least NIS 10 billion.

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

We reviewed the criteria for the tax rate of a “Preferred Technological Enterprise” and a “Special Preferred Technological Enterprise” and concluded that we are entitled to the reduced tax rate under the “Preferred Technological Enterprises” tax incentive regime starting 2017. We have notified the ITA that we elected applying this status starting 2017. As part of these tax incentives, the Company is required to allocate its taxable income between income from preferred technological enterprise and income related to preferred enterprise or regular corporate income.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law defines “Industrial Company” as an Israeli resident company which was incorporated in Israel, which 90% or more of its income in any tax year (exclusive of income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial manufacturing.

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

Taxation of the Company Shareholders

Capital Gains

 Capital gain tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index (CPI) or, in certain circumstances, according to the change in the foreign currency exchange rate, between the date of purchase and the date of disposition.

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

 In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, exchange or disposition provided, among others, that (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate at the taxable year; (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident which is maintained in Israel; (iv)  the capital gain arising from such sale, exchange or disposition is not attributed to real estate located in Israel; (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) and is holding the shares as a capital asset. However, under the U.S.-Israel Double Tax Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Double Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Dividends

A distribution of dividends from income, which is not attributed to an Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise /Preferred Technological Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Distribution of dividends from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise is generally subject to a withholding tax at source at the rate of 20%. However, if such dividends are distributed to an Israeli company, no withholding tax is imposed, although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty may apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption). Dividends distributed from income attributed to an Approved Enterprise and/or a Beneficiary Enterprise are generally subject to a withholding tax at source at the rate of 15%. Those rates may be further reduced under the provisions of any applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). For example, under the U.S.-Israel Double Tax Treaty the following rates will generally apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the maximum tax rate is 12.5% on dividends, not generated by an Approved Enterprise, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise– the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident maintained in Israel.

If the dividend is attributable partly to income derived from an Approved Enterprise, a Beneficiary Enterprise a Preferred Enterprise, or a Technological Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 for 2022 and thereafter, which amount is linked to the Israeli Consumer Price Index, (including, but not limited to income derived from dividends, interest and capital gains).

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2021. Under the asset test, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2021. Nonetheless, there is a risk that we were a PFIC in 2021 or we will be a PFIC in 2022 or subsequent years. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

10.F     Dividends and Paying Agents

Not applicable.

10.G    Statements by Experts

Not applicable.

10.H    Documents on Display

As a foreign private issuer, are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not be required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an Annual Report containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

We maintain a corporate website at www.novami.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

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

Impact of Currency Fluctuation

Because our results are reported in U.S. Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily the NIS) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2021, the value of the U.S. dollar devaluated against the NIS by approximately 3.3%. As of December 31, 2021, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2021 and are expected to continue to be affected by such currency fluctuations in 2022. As of December 31 ,2021 the Company recorded a NIS and Israel CPI linked lease liability, under the implementation of ASC 842 in the amount of $27.3 million (including exchange rate differences of $0.8 million).

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

In 2021, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $147 million with settlement dates through 2021-2022, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $147 million. In accordance with ASC 815-10, we recorded in 2021 an decrease of approximately $0.4 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2021, with all other variables held constant, would decrease the fair value of our net liabilities denominated in NIS, held at December 31, 2021, by approximately $2.2 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a)          Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

b)          Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. The Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, means a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

•
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.

c)           Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-3.

d)           There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this Annual Report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that our audit committee includes two audit committee financial experts, as defined by Item 16A of Form 20-F. Our board of directors has determined that each of Ms. Dafna Gruber and Ms. Sarit Sagiv is an “audit committee financial expert” as defined by the SEC rules as well as an independent director as such term is defined by Rule 5605(a)(2) of the Nasdaq Stock Market and has the requisite financial experience as defined by the Nasdaq rules.

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

Item 16C. Principal Accountant Fees and Services

      During the last four fiscal years, Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young Global (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors. The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer for all services, including audit services, for the years ended December 31, 2020 and 2021:

	2020	2021
Audit Fees	586,000	570,000
Tax Fees	89,000	64,000
Other Fees	125,000	314,000
Total	800,000	948,000

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

     Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, all audit, audit related and tax services must be specifically approved by the audit committee and certain other non-audit, non-audit related and non-tax services may be approved without consideration of specific case-by-case provided certain terms and procedures are met. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal years 2021 and 2020.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-35.

Item 19. Exhibits

See Exhibit Index.

NOVA LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOVA LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
NOVA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nova Ltd. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 1, 2022, expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of excess and obsolete inventory reserve

Description of the Matter
The Company’s inventories totaled $78.7 million as of December 31, 2021. As described in Note 2i to the consolidated financial statements, the Company assesses the value of inventories, including raw materials, service inventory, work-in-process and finished goods, in each reporting period, and values its inventories at the lower of cost or net realizable value. Reserves for potential excess and obsolete inventory are made based on management's analysis of inventory levels, future sales forecasts, the expected consumption of service spare parts, and market conditions.

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
March 1, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
NOVA LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Nova Ltd.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nova Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021, and 2020, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated March 1, 2022, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 1, 2022

NOVA LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 2 1	2 0 2 0
ASSETS
Current assets
Cash and cash equivalents	126,698	232,304
Short-term interest-bearing bank deposits	221,897	191,567
Marketable securities (Note 3)	61,568	-
Trade accounts receivable, net of allowance of $37 and $70 at December 31, 2021 and 2020, respectively	68,446	63,314
Inventories (Note 4)	78,665	61,734
Other current assets (Note 5)	9,242	9,782
Total current assets	566,516	558,701
Non-current assets
Marketable securities (Note 3)	137,415	-
Interest-bearing bank deposits	3,672	2,547
Restricted interest-bearing bank deposits	1,600	1,476
Deferred tax assets (Note 14)	6,161	2,869
Severance pay funds (Note 9)	1,327	1,281
Operating lease right-of-use assets (Note 11)	30,627	29,109
Property and equipment, net (Note 6)	34,460	34,168
Intangible assets, net (Note 7)	2,601	5,059
Goodwill	20,114	20,114
Other long-term assets	661	462
Total non-current assets	238,638	97,085
TOTAL ASSETS	805,154	655,786
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net (Note 10)	183,037	-
Trade accounts payable	36,218	24,096
Deferred revenues	15,338	4,717
Operating lease current liabilities (Note 11)	4,452	3,703
Other current liabilities (Note 8)	48,885	28,418
Total current liabilities	287,930	60,934
Non-Current liabilities
Convertible senior notes, net (Note 10)	-	178,808
Accrued severance pay (Note 9)	3,686	3,719
Operating lease long-term liabilities (Note 11)	33,450	31,905
Other long-term liabilities	6,334	8,882
Total non-current liabilities	43,470	223,314
Commitments and contingencies (Note 12)
TOTAL LIABILITIES	331,400	284,248
SHAREHOLDERS’ EQUITY (Note 13)
Ordinary shares (Note 1): December 31, 2021, no par value - Authorized 60,000,000 shares, Issued and Outstanding 28,579,044. December 31, 2020, NIS 0.01 par value - Authorized 40,000,000 shares, Issued and Outstanding 28,176,862	-	74
Additional paid-in capital	139,847	129,274
Accumulated other comprehensive income (loss)	(814)	570
Retained earnings	334,721	241,620
Total shareholders’ equity	473,754	371,538
Total liabilities and shareholders’ equity	805,154	655,786

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Revenues:
Products	337,026	209,320	167,200
Services	79,087	60,076	57,709
Total revenues	416,113	269,396	224,909
Cost of revenues:
Products	129,535	78,555	67,300
Services	49,217	37,918	35,789
Total cost of revenues	178,752	116,473	103,089
Gross profit	237,361	152,923	121,820
Operating expenses:
Research and development, net (Note 2R)	65,857	53,015	44,508
Sales and marketing	39,336	29,321	28,213
General and administrative	17,324	12,514	10,066
Amortization of intangible assets (Note 7)	2,458	2,503	2,625
Total operating expenses	124,975	97,353	85,412
Operating income	112,386	55,570	36,408
Financial income (expense), net (Note 17)	(3,133)	926	3,078
Income before taxes on income	109,253	56,496	39,486
Income tax expenses	16,152	8,589	4,315
Net income	93,101	47,907	35,171

Earnings per share:
Basic	3.28	1.71	1.26
Diluted	3.12	1.65	1.23

Shares used in calculation of earnings per share:
Basic	28,371,610	28,096,814	27,895,096
Diluted	29,816,066	28,949,739	28,574,202

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Net income	93,101	47,907	35,171

Other comprehensive income, net of tax:
Available-for-sale investments (Note 3):
Unrealized gain (loss) on available-for-sale marketable securities, net	(1,016)	-	-
Cash flow hedges (Note 16):
Unrealized gain from cash flow hedges	74	1,351	236
Less: reclassification adjustment for net loss included in net income	(442)	(796)	(33)
Other comprehensive income (loss)	(1,384)	555	203

Total comprehensive income	91,717	48,462	35,374

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share amounts)

	Ordinary Shares			Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders' Equity
	Number	Amount

Balance as of January 1, 2019	27,917,505	$74		$122,312		$(188)	$158,542	$280,740
Issuance of shares upon exercise of options	246,373	(*	)	492		-	-	492
Issuance of shares upon vesting of RSU	118,486	(*	)	(*	)	-	-	-
Share based compensation	-	-		5,092		-	-	5,092
Share repurchase at cost	(276,747)	(*	)	(7,159)		-	-	(7,159)
Other comprehensive income	-	-		-		203	-	203
Net income	-	-		-		-	35,171	35,171
Balance as of December 31, 2019	28,005,617	74		120,737		15	193,713	314,539

Issuance of shares upon exercise of options	302,730	(*	)	367		-	-	367
Issuance of shares upon vesting of RSU	119,281	(*	)	(*	)	-	-	-
Share based compensation	-	-		6,949		-	-	6,949
Equity component of convertible senior notes, net of issuance costs and tax	-	-		13,770		-	-	13,770
Share repurchase at cost	(250,766)	(*	)	(12,549)		-	-	(12,549)
Other comprehensive income	-	-		-		555	-	555
Net income	-	-		-		-	47,907	47,907
Balance as of December 31, 2020	28,176,862	74		129,274		570	241,620	371,538

Issuance of shares upon exercise of options	236,652	(*	)	11		-	-	11
Issuance of shares upon vesting of RSU	165,530	(*	)	(*	)	-	-	-
Share based compensation	-	-		10,488		-	-	10,488
Elimination of the par value of the Ordinary shares (Note 1)	-	(74)		74		-	-	-
Other comprehensive income (loss)	-	-		-		(1,384)	-	(1,384)
Net income	-	-		-		-	93,101	93,101
Balance as of December 31, 2021	28,579,044	-		139,847		(814)	334,721	473,754
(*)           Less than $1
The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Cash flows from operating activities:
Net income	93,101	47,907	35,171
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6,475	5,875	5,401
Amortization of intangible assets	2,458	2,503	2,625
Amortization of premium and accretion of discount on marketable securities, net	1,708	-	-
Amortization of debt discount and issuance costs	4,229	868	-
Share-based compensation	10,488	6,949	5,092
Net effect of exchange rate fluctuation	(745)	(1,584)	(510)
Changes in assets and liabilities:
Trade accounts receivables, net	(5,132)	(11,711)	1,928
Inventories	(18,457)	(16,271)	(7,518)
Other current and long-term assets	192	6,878	(6,161)
Deferred tax assets, net	(2,989)	(193)	(681)
Operating lease right-of-use assets	1,680	1,351	2,372
Trade accounts payables	11,697	3,255	1,691
Deferred revenues	10,621	2,461	(1,728)
Operating lease liabilities	(904)	91	2,685
Other current and long-term liabilities	17,919	11,520	65
Accrued severance pay, net	(79)	354	260
Net cash provided by operating activities	132,262	60,253	40,692
Cash flows from investment activities:
Change in short-term and long-term interest-bearing bank deposits	(31,456)	(36,016)	(4,181)
Investment in marketable securities	(215,091)	-	-
Proceed from maturities of marketable securities	12,862	-	-
Purchase of property and equipment	(4,816)	(6,443)	(21,269)
Net cash used in investing activities	(238,501)	(42,459)	(25,450)
Cash flows from financing activities:
Proceeds from the issuance of convertible senior notes, net of issuance costs	-	193,588	-
Purchases of treasury shares	-	(12,549)	(7,159)
Proceeds from exercise of options	11	367	492
Net cash provided by (used in) financing activities	11	181,406	(6,667)
Effect of exchange rate fluctuations on cash and cash equivalents	622	1,356	296
Increase (decrease) in cash and cash equivalents	(105,606)	200,556	8,871
Cash and cash equivalents - beginning of year	232,304	31,748	22,877
Cash and cash equivalents - end of year	126,698	232,304	31,748
Supplemental disclosure of non-cash activities:
Operating right-of-use assets recognized with corresponding operating lease liabilities	3,198	2,367	31,465
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	13,275	3,981	8,342

The accompanying notes are an integral part of the consolidated financial statements.

NOVA  LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1   -       GENERAL

Business Description:

Nova Ltd. (”Nova” or the “Parent Company”) was incorporated and commenced operations in 1993 in the design, development and production of process control systems, used in the manufacturing of semiconductors. Nova has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, Taiwan, Korea, China and Germany (together defined as the “Company”).

On July 25, 2021 the Company changed its name from Nova Measuring Instruments Ltd. to Nova Ltd.

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

On June 24, 2021, the Company increased its authorized share capital to 60,000,000 Ordinary Shares and eliminated the par value of the Ordinary shares.

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

The following is a summary of the significant accounting policies, which were applied in the preparation of these financial statements, on a consistent basis:

A.	Principles of Consolidation and Basis of Presentation

The Company’s consolidated financial statements include the financial statements of Nova Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

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

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers and its sales cycles. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

NOVA LTD.
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

E.	Short Term Bank Deposit

Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

F.	Marketable Securities

The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt and Equity Securities”. The Company’s investments in marketable securities consist of high-grade treasury, corporate and municipal bonds.

Investments in marketable securities are classified as available for sale at the time of purchase. Available for sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sales of marketable securities, are included in financial income (expenses), net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income (expenses), net.

The Company classifies its marketable securities as either short term or long term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term.

The Company accounts for Credit losses in accordance with ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments” which modified the other than temporary impairment model for available for sale debt securities. The guidance requires the Company to determine whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment should be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company intends to sell an impaired available for sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

The Company’s allowance for credit losses on marketable securities was not material for the year ended on December 31, 2021.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2      -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Trade Accounts Receivables

Trade accounts receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts, in accordance with ASC 326. The Company makes estimates of expected credit losses for based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

H.	Business Combination

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

I.	Inventories

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

Cost is determined as follows:

•	Raw materials - based on the moving average cost method.

•	Service inventory, work in process and finished goods - based on actual production cost basis (materials, labor and indirect manufacturing costs).

J.
Property and Equipment

Property and equipment are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the estimated useful lives of the related assets. Estimated useful life is as follows:

Years

Electronic equipment	3-7
Office furniture and equipment	3-17
Leasehold improvements	Over the shorter of the term of the lease (including its extension periods) or the useful life of the asset

Depreciation methods, useful lives and residual values are reviewed at the end each reporting year and adjusted if appropriate.

NOVA LTD.
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

Intangible assets with finite life (refer to note 2L for impairment assessment of intangible assets with finite life) are amortized over their useful lives using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, or, if that pattern cannot be reliably determined, using a straight-line amortization method.

Weighted Average Useful Life (Years)
Technology (*)	3-7
Customer relationships	10
IPR&D (*)	3

(*) During 2021 a completion of the development and successful launch of the IPR&D related product was determined. The useful life of the IPR&D technology was determined to be 3 years and amortizing was initiated, subject to annual impairment assessment as described in Note 2L

L.	Impairment of Long-Lived Assets

Long-lived assets (tangible and intangible assets with finite life), held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset Group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset Group) would be written down to their estimated fair values. During the years 2021, 2020 and 2019, no impairment losses have been identified.

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

No impairment losses have been identified during 2021, 2020 and 2019 relating to goodwill and intangible assets.

NOVA LTD.
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

N.	Derivative Financial Instruments

ASC 815 requires the presentation of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. See Note 16 for disclosure of the derivative financial instruments in accordance with such pronouncements.

O.	Leases

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

The Company's leases include office buildings for its facilities and car leases, which are all classified as operating leases. Certain lease agreements include rental payments that are adjusted periodically for the consumer price index ("CPI"). The ROU and lease liability were calculated using the CPI as of the adoption date and will not be subsequently adjusted, unless the liability is reassessed for other reasons. Certain leases include renewal options that are under the Company's sole discretion. The renewal options were included in the ROU and liability calculation if it was reasonably assured that the Company will exercise the option.

As the Company’s lease arrangements do not provide an implicit rate, the Company uses its incremental estimated borrowing rate at lease commencement to measure ROU assets and lease liabilities. Operating lease expense is generally recognized on a straight-line basis over the lease term. For leases with a term of one year or less, the Company elected not to record the ROU asset or liability.

NOVA LTD.
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

See note 2X regarding the adoption of a new accounting pronouncement as of January 1, 2022.

Q.	Revenue Recognition

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

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2      -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Remaining Performance Obligations

Remaining performance obligations (RPOs) represent contracted revenues that had not yet been recognized and include deferred revenues and invoices that have been issued to customers but were uncollected and have not been recognized as revenues. As of December 31, 2021, the aggregate amount of the RPOs was $41,055 comprised of $15,338 deferred revenues and $25,717 of uncollected amounts that were not yet recognized as revenues. The Company expects the RPO to be recognized as revenues over the next year.

Contract Balances

Contract balances are presented separately on the consolidated balance sheets.

Revenues recognized during 2021, 2020 and 2019 from deferred revenues amounts included in current liabilities at the beginning of the period amounted to $3,651, $1,544 and $3,481 respectively.

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

R.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Israeli Innovation Authority (“IIA”, formerly known as the Office of the Chief Scientist) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Research and development grants recognized during the years ended December 31, 2021, 2020 and 2019 were $4,395, $5,645 and $6,932 respectively.

S.	Income Taxes

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

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2      -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Share-Based Compensation

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

Share Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	2 0 2 1	2 0 2 0	2 0 1 9
Risk-free interest rate	0.89%	0.38%	1.87%
Expected term of options	4.97 years	5.08 years	4.69 years
Expected volatility	39.02%	36.61%	33.18%
Expected dividend yield	0%	0%	0%

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

U.	Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, net of treasury shares. Diluted earnings per share reflect the potential dilutive effect of options and RSUs. The number of potentially dilutive options and RSUs excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options amounted to 336,857 in 2021, 492,963 in 2020, 438,999 in 2019.

Additionally, 2,055,641 in 2021 (2,680,965 in 2020) shares underlying the conversion option of the Convertible Senior Notes are not considered in the calculation of diluted net income per share as the effect would be anti-dilutive. The Company intends to settle the principal amount of Convertible Senior Notes in cash and therefore will use the treasury stock method for calculating any potential dilutive effect on diluted net income per share, if applicable. The conversion will have a dilutive impact on diluted net income per share when the average market price of an ordinary share for a given period exceeds the conversion price of $74.6 per share.

V.	Concentrations of Credit Risk

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

NOVA LTD.
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

W.	Fair Value Measurements

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

In accordance with ASC 820, the Company measures its marketable securities, at fair value using the market approach valuation technique. Marketable securities are classified within Level 2 because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

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

The Company’s cash and cash equivalents, Interest-bearing bank deposits and restricted interest-bearing bank deposits are classified within level 1. Marketable securities, Derivative instruments and Convertible senior notes classified within Level 2 (see Note 3, Note 16 and Note 10, respectively).

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2      -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	New Accounting Pronouncements

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

The Company will adopt this new guidance using the modified retrospective method as of January 1, 2022. The adoption of this new guidance is estimated to result in an increase of approximately $12.1 million to short-term convertible senior notes, in the consolidated balance sheets, to reflect the full principal amount of the convertible notes outstanding net of issuance costs, a reduction of approximately $13.8 million to additional paid-in capital, net of estimated income tax effects, to remove the equity component separately recorded for the conversion features associated with the convertible notes, an increase to deferred tax assets, net of approximately $1.4 million, and a cumulative-effect adjustment of approximately $3.1 million, net of estimated income tax effects, to the beginning balance of retained earnings as of January 1, 2022. The adoption of this new guidance is anticipated to reduce interest expense by approximately $3.1 million during the year ended December 31, 2022. In addition, the required use of the if-converted method by the new guidance in calculating diluted earnings per share is expected to increase the number of potentially dilutive shares in 2022 by up to 2.1 million shares.

In October 2021, the FASB issued ASU 2021-08, ASC Topic 805 “Business Combinations”. The standard create an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606, Revenue from Contracts with Customers, to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The standard will become effective for fiscal years beginning after December 15, 2022. Early application of the amendments is permitted, and the Company is currently assessing such early adoption. See also Note 18.

In November 2021, the FASB issued ASU 2021-10, ASC Topic 832 “Disclosures by Business Entities about Government Assistance”. The standard require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (1) Information about the nature of the transactions and the related accounting policy used to account for the transactions (2) The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item (3) Significant terms and conditions of the transactions, including commitments and contingencies. The standard will become effective for fiscal years beginning after December 15, 2021. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3   -       MARKETABLE SECURITIES

The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses and fair value as of December 31, 2021:

Marketable securities	Amortized Cost	Unrealized gains	Unrealized losses*	Fair Value
Matures within one year:
Corporate bonds	53,238	-	(67)	53,171
Governmental bonds	8,409	-	(12)	8,397
	61,647	-	(79)	61,568
Matures after one year:
Corporate bonds	122,701	-	(1,138)	121,563
Governmental bonds	15,954	1	(103)	15,852
	138,655	1	(1,241)	137,415

	200,302	1	(1,320)	198,983

* All of the unrealized losses have been accumulated during 2021 and are for less than 12 months.

Proceeds from maturity of available-for-sale marketable securities during the year ended December 31, 2021, were $12,862.

The Company had no proceeds from sales of available-for sale, marketable securities during the year ended December 31, 2021, therefore no realized gains or losses from the sale of available for sale marketable securities were recognized.

NOTE 4   -       INVENTORIES

A.	Composition:

	As of December 31,
	2 0 2 1	2 0 2 0

Raw materials	22,953	17,511
Service inventory	19,838	16,860
Work in process	19,125	16,364
Finished goods	16,749	10,999
	78,665	61,734

B.	In the years ended December 31, 2021, 2020 and 2019, the Company wrote down inventories in a total amount of $5,126, $5,664 and $4,435, respectively.

NOTE 5   -     OTHER CURRENT ASSETS

	As of December 31,
	2 0 2 1	2 0 2 0

Governmental institutions	4,447	5,776
Prepaid expenses	4,412	3,331
Other	383	675
	9,242	9,782

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6   -       PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2 0 2 1	2 0 2 0
Cost:
Electronic equipment	48,604	43,671
Office furniture and equipment	5,006	4,828
Leasehold improvements	24,217	27,853
	77,827	76,352

Accumulated depreciation:
Electronic equipment	35,040	32,019
Office furniture and equipment	2,755	1,554
Leasehold improvements	5,572	8,611
	43,367	42,184
Net book value	34,460	34,168

Depreciation expenses amounted to $6,475, $5,875 and $5,401 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 7      -       INTANGIBLE ASSETS

Intangible assets originated from the acquisition of ReVera on April 2, 2015. The following is a summary of intangible assets as of December 31, 2021 and 2020:

	As of December 31,
	2 0 2 1	2 0 2 0
Original amount:
Technology	14,232	14,232
Customer relationships	5,191	5,191
	19,423	19,423

Accumulated amortization:
Technology	12,026	10,108
Customer relationships	4,796	4,256
	16,822	14,364
Net book value	2,601	5,059

Amortization expenses amounted as following:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Technology	1,918	1,758	1,758
Customer relationships	540	745	867
	2,458	2,503	2,625

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7      -       INTANGIBLE ASSETS (Cont.)

Annual amortization expenses are expected as follows:

Year ending December 31,
2022	1,378
2023	726
2024	497
2,601

NOTE 8      -      OTHER CURRENT LIABILITIES

A.     Consists of:

	As of December 31,
	2 0 2 1	2 0 2 0

Accrued salaries and fringe benefits	28,176	17,773
Accrued warranty costs (See B below)	8,287	4,839
Governmental institutions	12,372	5,758
Other	50	48
	48,885	28,418

B.      Accrued Warranty Costs:
The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.
Accrued warranty costs presented in:

	As of December 31,
	2 0 2 1	2 0 2 0

Other current liabilities	8,287	4,839
Other long-term liability	598	313
	8,885	5,152

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2021 and 2020:

	As of December 31,
	2 0 2 1	2 0 2 0

Balance as of beginning of year	5,152	5,132
Services provided under warranty	(8,798)	(6,752)
Changes in provision	12,531	6,772
Balance as of end of year	8,885	5,152

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9      -       LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Severance pay expenses for the years ended December 31, 2021, 2020 and 2019, amounted to $818, $617 and $640, respectively (excluding the Company’s contributions for severance pay under section 14).

NOTE 10     -     CONVERTIBLE SENIOR NOTES, NET

In October 2020, the Company issued $175,000 aggregate principal amount, 0% coupon rate, of convertible senior notes due 2025 and an additional $25,000 aggregate principal amount of such notes pursuant to the exercise in full of the over-allotment option of the initial purchasers (collectively, “Convertible Notes” or “Notes”).

The Convertible Notes are convertible based upon an initial conversion rate of 13.4048 of the Company’s ordinary shares per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $74.60 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events. The Convertible Notes are senior unsecured obligations of the Company.

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

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10     -     CONVERTIBLE SENIOR NOTES, NET (Cont.)

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

As of December 31, 2021, condition 1 as stated above has been met, as the Company share price exceeded the abovementioned threshold. The Notes are therefore convertible as of December 31, 2021 and are classified as current liability.

The net carrying amount of the liability and equity components of the Convertible Notes as of December 31, 2021 and December 31, 2020 are as follows:

	As of December 31,
Liability component:	2 0 2 1	2 0 2 0

Principal amount	200,000	200,000
Unamortized discount	(12,032)	(15,032)
Unamortized issuance costs	(4,931)	(6,160)
Net carrying amount	183,037	178,808

Equity component, net of issuance costs of $518 and deferred taxes of $1,878	13,770	13,770

Interest expense related to the Convertible Notes was as follows:

	Year ended December 31,
	2 0 2 1	2 0 2 0

Amortization of debt discount	3,000	616
Amortization of debt issuance costs	1,229	252
Total financial expense recognized	4,229	868

As of December 31, 2021, the total estimated fair value of the convertible senior notes was approximately $390,000. The fair value of the convertible senior notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted price of the convertible senior notes in an over-the-counter market.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11     -      LEASES

The Company has operating leases for facilities and vehicles. The Company recognized leased assets of $30,627 and corresponding current liabilities of $4,452, and long-term liabilities of $33,450, as of December 31, 2021. The Company’s leases have remaining terms of 1 to 9 years, some of which include options to extend the leases for up to additional 10 years. The weighted average remaining lease term was 14.6 years and the weighted average discount rate was 4.5% as of December 31, 2021.

Lease expenses amounted to $3,935, $4,654 and $5,166 for the years ended December 31, 2021, 2020 and 2019, respectively. The expected discounted and undiscounted lease payments under non-cancelable leases as of December 31, 2021, excluding non-lease components, were as follows:

Year
2022	4,508
2023	4,273
2024	4,248
2025	4,028
2026	3,661
2027 and thereafter	33,436
Total lease payments	54,154
Less imputed interest	(16,252)
Total	37,902

Operating cash flows for operating leases amounted to $4,134, $5,840 and $5,326 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 12      -     COMMITMENTS AND CONTINGENCIES
The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2022-2026. As of December 31, 2021, non-cancelable purchase obligations were approximately $190,000.

NOTE 13     -
SHAREHOLDERS’ EQUITY

A.	Rights of Shares:

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Share Repurchase:

On November 1, 2018, the Company announced $25,000 share repurchase program. In this framework, through December 31, 2021, the Company repurchased 556,603 ordinary shares for an aggregate amount of $14,509.

On October 11, 2020, as part of the authorization of the Senior Convertible Notes Offering (see note 10), the Company’s board of directors approved and authorized a share repurchase for an aggregate amount of up to $20,000. In this framework, on October 14, 2020, the Company repurchased 170,910 ordinary shares for an aggregate amount of $10,000.

All treasury shares have been canceled as of the end of each respective year.

C.	Equity Based Incentive Plans:

The Company’s Board of directors approves, from time to time, equity-based incentive plans, the last of which was approved in August 2017. Equity-based incentive plans include stock options, restricted share units and restricted stock awards to employees, officers and directors.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 13      -     SHAREHOLDERS’ EQUITY (Cont.)

Share-based compensation

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
Cost of Revenues:
Product	1,358	927	534
Service	802	437	469
Research and Development	3,994	2,556	2,206
Sales and Marketing	2,221	1,531	1,121
General and Administrative	2,113	1,498	762
Total	10,488	6,949	5,092

As of December 31, 2021, there was $610 of total unrecognized compensation cost related to non-vested employee options and $21,231 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Shares Options

Share options vest over four years and their contractual term may not exceed 10 years. The exercise price is the market price at the date of each grant.

The weighted average fair value (in dollars) of the options granted during 2021, 2020 and 2019, according to Black-Scholes option-pricing model, amounted to $35.94, $15.46 and $8.18 per option, respectively.

Summary of the status of the Company’s share option plans as of December 31, 2021, as well as changes during the year then ended, is presented below:

	2021
	Share Options	Weighted Average Exercise Price
Outstanding - beginning of year	797,279	22.29
Granted	9,615	102.35
Exercised	(236,652)	18.76
Expired and forfeited	(84,700)	23.85
Outstanding - year end	485,542	25.33

Options exercisable at year end	327,859	21.09

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

The total intrinsic value of options outstanding as of December 31, 2021 and 2020 was $58,835 and $38,514, respectively. The total intrinsic value of options exercisable as of December 31, 2021 and 2020 was $41,117 and $24,428, respectively. The total intrinsic value of options exercised during the years 2021, 2020 and 2019 was $18,571, $10,463 and $4,570 respectively.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 13      -     SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2021:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)

10.24-20.00	134,047	1.12	11.53	134,047	11.53
20.01-35.00	309,054	3.61	26.59	185,815	26.85
35.01-50.00	28,635	5.43	46.08	6,948	46.27
50.01-70.00	4,191	5.63	54.67	1,049	54.67
70.01-102.35	9,615	5.48	102.35	-	-
	485,542		25.33	327,859	21.09

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's ordinary shares on a one-for-one basis and are not entitled to dividends or voting rights, if any, until they are vested. RSU’s vesting schedules are 25% on each of the first, second, third and fourth anniversaries of the grant date, or, 33% on each of the first, second, and third anniversaries of the grant date. The fair value of such RSU grants is being recognized based on the accelerated method over the vesting period. Performance based RSU grants vest over a period of 3 years and are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

	2021
	Number of RSUs	Weighted average grant date fair value (USD)
Unvested - beginning of year	468,561	39.14
Granted	197,941	103.84
Vested	(165,530)	35.88
Canceled	(37,771)	41.55
Unvested at year end	463,201	67.79

The total intrinsic value of RSUs vested during the years 2021, 2020 and 2019 was $17,341, $6,344 and $3,513, respectively.

NOTE 14     -      INCOME TAXES

A.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986:

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

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14    -      INCOME TAXES (Cont.)

B.	Law for the Encouragement of Capital Investments-1959:

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

On November 15, 2021 a new amendment of the Investment Law (“the Amendment’) was enacted (i) providing a reduced corporate income tax on the Trapped Profits distributed within a year from such amendment. The reduced corporate income tax is based on a certain formula and subject to reinvestment of certain amounts in enumerated assets/activities; (ii) harshening the rules with respect to determining the profits from which a dividend was distributed and providing that part of any dividend distribution, will be deemed as distributed from the Trapped Profits, according to a certain formula.

During December 2021, as part of the Tax Assessment audit for the years 2016-2019, the Company entered into an agreement with the Israeli Tax Authorities and opted-in with the new Amendment. The reduced corporate income tax on the Trapped Profits resulted in income tax expenses (net of reductions of uncertain tax positions provisions) of approximately $3.7M, and was included in the 2021 consolidated statements of operations.

In 2008, the Company submitted a request to approve a new plan (fourth plan) as a Privileged Enterprise in accordance with the Amendment to the Investment Law. The commencing year was 2010, and the expiration year was 2021.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(
U.S. dollars in thousands, except share and per share data
)

NOTE 14     -     INCOME TAXES (Cont.)

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

In 2016, most of the Company’s taxable income in Israel was attributable to Preferred Enterprises, with a related tax rate of 16%. In 2015 and 2014, most of the Company’s taxable income in Israel was attributable to Approved Enterprise programs with zero tax.

C.	The New Technological Enterprise Incentives Regime - Amendment 73 to the Investment Law

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

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “US Tax Act”) that instituted fundamental changes to the taxation of multinational corporations. The Tax Act includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, adjustments to rules relating to limitations on the deductibility of interest expense and executive compensation, the transition of U.S. international taxation from a worldwide tax system to a territorial tax system, foreign derived intangible income deduction, rules that impact the utilization of US NOLs and other corporate tax provisions.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(
U.S. dollars in thousands, except share and per share data
)

NOTE 14     -     INCOME TAXES (Cont.)

Foreign-Derived Intangible Income
:

The 2017 Tax Act provides tax incentives to U.S. companies to earn income from the sale, lease or license of goods and services abroad (i.e., the portion of a domestic corporation’s intangible income that is derived from serving foreign markets) in the form of a deduction for foreign-derived intangible income (“FDII”). FDII is taxed at an effective rate of 13.125% for taxable years beginning after December 31, 2017 and at an effective rate of 16.406% for taxable years beginning after December 31, 2025. The accounting for the deduction for FDII is similar to a special deduction and should be accounted for based on the guidance in ASC 740-10-25-37. The tax benefits for special deductions ordinarily are recognized no earlier than the year in which they are deductible on a tax return.

E.	Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets are as follows:

	As of December 31,
	2 0 2 1	2 0 2 0

Deferred tax assets:
Net operating loss carryforwards	501	505
Tax credits carryforward	1,052	740
Reserve and allowances	8,692	5,504
Operating lease liabilities, net	328	344
Deferred tax assets before valuation allowance	10,573	7,093
Valuation Allowance	(1,737)	(1,311)
Deferred tax assets after valuation allowance	8,836	5,782

Deferred tax liabilities:
Convertible senior notes	(1,444)	(1,804)
Intangible assets	(578)	(1,109)
Reserve and allowances	(653)	-
Deferred tax liabilities	(2,675)	(2,913)

Deferred tax assets	6,161	2,869

Long-term deferred tax assets:

	Year ended December 31,
	2 0 2 1	2 0 2 0

Domestic	3,414	2,011
Foreign	2,747	858
	6,161	2,869

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss and tax credits carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(
U.S. dollars in thousands, except share and per share data
)

NOTE 14     -      INCOME TAXES (Cont.)

F.	Income before taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Domestic	76,400	42,164	25,803
Foreign (mainly US)	32,853	14,332	13,683
	109,253	56,496	39,486

G.	Income tax expenses (tax benefits) included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Domestic	12,297	7,238	4,482
Foreign (mainly US)	3,855	1,351	(167)
	16,152	8,589	4,315

Current	19,311	9,620	3,340
Deferred	(3,159)	(1,031)	975
	16,152	8,589	4,315

H.	Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Income before taxes on income	109,253	56,496	39,486
Statutory tax expenses	13,110	6,780	5,042
Effect of non-benefited income New Technological or Preferred Enterprises statuses in Israel	88	130	144
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes, net	(448)	(199)	(131)
Change in tax reserve for uncertain tax positions	(713)	1,806	850
Effect of foreign operations taxed at various rates	3,249	1,381	1,173
Foreign Derived Intangible Income benefit	(1,785)	(526)	(768)
Tax credits	(1,592)	(1,526)	(777)
Trapped Profits agreement net effect	3,716	-	-
Adjustments for previous year’s tax	(113)	249	(2,121)
Change in valuation allowance	601	413	898
Other	39	81	5
	3,042	1,809	(727)
Actual tax expenses	16,152	8,589	4,315

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(
U.S. dollars in thousands, except share and per share data
)

NOTE 14     -      INCOME TAXESNOTE (Cont.)

I.	Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2021, primarily due to stock-based compensation deductible expenses, tax credits and foreign derived intangible income benefit in the US.

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2020, primarily due to tax credits and foreign derived income benefit in the US.

J.	Tax Assessments:

In December 2021 the Parent Company has received final tax assessments for the years 2016-2019 from the Israeli Tax Authorities.

For the US subsidiary, with regards to any tax years starting 2015 and any tax attributes carryforwards from prior periods remain subject to examination in future periods (under the standard US statute of limitation and subject to tax filing). The other subsidiaries received final tax assessments through tax years 2012 until 2016.

K.	Undistributed earnings of foreign subsidiaries:

The Company considers the earnings of certain subsidiaries to be indefinitely invested outside Israel on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and the Company’s specific plans for reinvestment of those subsidiary earnings. The Company has not recorded a deferred tax liability of approximately $18,381 related to the Israel income taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside Israel. Should the Company decide to repatriate the foreign earnings, the Company would need to adjust the Company’s income tax provision in the period the Company determined that the earnings will no longer be indefinitely invested outside Israel.

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 2 1	2 0 2 0

Balance at the beginning of the year	11,080	7,738
Increase related to prior year tax positions	271	1,950
Decrease related to prior year tax positions	(4,403)	(622)
Increase related to current year tax positions	1,187	2,014
Balance at the end of the year*	8,135	11,080

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(
U.S. dollars in thousands, except share and per share data
)

NOTE 14      -     INCOME TAXES (Cont.)

* The amount for the year ended December 31, 2021 and 2020 includes $2,412 and $2,280 unrecognized tax benefits, respectively, which are presented as a reduction from deferred tax assets, see Note 14e.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expenses.

M.	Income from Other Sources in Israel:

Income not eligible for benefits under the New Technological Enterprise Laws mentioned in ”C” above are taxed at the corporate tax rate of 23%.

NOTE 15     -      GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	%	%	%

Taiwan, R.O.C.	37	33	37
USA	23	23	25
China	21	19	18
Korea	11	17	9
Other	8	8	11
Total	100	100	100

Revenues are attributed to countries based on the geographic location of the customer.

B.	Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9
	%	%	%

Customer A	31	26	27
Customer B	21	24	16
Customer C	9	8	13

C.	Long-lived assets by geographic location:

	As of December 31,
	2 0 2 1	2 0 2 0
	%	%

Israel	74	75
US	19	20
Other	7	5
Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property and equipment, net and operating lease right-of-use assets.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(
U.S. dollars in thousands, except share and per share data
)

NOTE 16     -     FINANCIAL INSTRUMENTS

A.	Hedging Activities

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll expense) and forecast transactions which are expected to be denominated mainly in New Israeli Shekel ("NIS"). The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2021 and December 31, 2020 were $32,590, and $17,675 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2020 and December 31, 2019 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 2 1	2 0 2 0	2 0 2 1	2 0 2 0
Derivatives designated as hedging instruments in cash flow hedge	249	644	-	-

The impact of derivative instrument on total operating expenses in the year ended December 31, 2021, 2020 and 2019 was:

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Loss (gain) on derivative instruments	$453	$796	$33

NOTE 17     -     FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2 0 2 1	2 0 2 0	2 0 1 9

Interest income	2,194	4,057	4,605
Financial expense related to the Convertible Senior Notes (Note 10)	(4,229)	(868)	-
Exchange rate loss, net	(948)	(2,172)	(1,428)
Bank charges	(150)	(91)	(99)
Total	(3,133)	926	3,078

NOTE 18     -     SUBSEQUENT EVENTS

On January 25, 2022, the Company completed its acquisition of all of the outstanding common stock of ancosys GmbH, a provider of chemical analysis and metrology solutions for advanced semiconductor manufacturing. The Company’s total consideration is expected to be approximately $90 million in cash including a performance based contingent consideration of $10 million.

During the year ended December 31, 2021 the Company recognized $999 of acquisition-related costs in the consolidated statements of operations under general and administrative expenses.

EXHIBIT INDEX

Number	Description
1.1	Amended and Restated Articles of Association (filed herewith)
2.1	Description of Securities (filed herewith)
4.2	2007 Incentive Plan, as amended (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2015)
4.3
2017 Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158)

4.4	Form of Indemnification Agreement between the Company and its present and future directors and officers (filed herewith)
4.5
Share Purchase Agreement dated November 16, 2021 by and among Nova Ltd., Nova Measuring Instruments GmbH, ancosys GmbH, and the Representative (named therein) (filed herewith) Portions of this exhibit have been redacted in compliance with SEC regulations

4.6

Summary of lease agreement dated May 28, 2000, as amended and supplemented (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2017)

4.7
Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2020)

4.8
Summary of lease agreement dated May 3, 2018, by and between the Company and Bayside Land Corporation Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2019).

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

NOVA LTD. By: /s/ Eitan Oppenhaim Eitan Oppenhaim President and Chief Executive Officer

Date:  March 1, 2022