Form 20-F
period 2022-12-31
NOVA LTD.
filed 2023-02-28
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 28,678,476 ordinary shares, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒  No ☐

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

Yes ☒    No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive – based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financing Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

- i -

Item 9. The Offer and Listing		82
9.A	Offer and Listing Details	82
9.B	Plan of Distribution	82
9.C	Markets	82
9.D	Selling Shareholders	82
9.E	Dilution	82
9.F	Expenses of the Issue	82
Item 10. Additional Information		82
10.A	Share Capital	82
10.B	Memorandum and Articles of Association	82
10.C	Material Contracts	83
10.D	Exchange Controls	83
10.E	Taxation	83
10.F	Dividends and Paying Agents	100
10.G	Statements by Experts	100
10.H	Documents on Display	101
10.I	Subsidiary Information	101
10.J	Annual Report to Security Holders	101
Item 11. Quantitative and Qualitative Disclosures About Market Risk		101
Item 12. Description of Securities Other than Equity Securities		102
PART II		103
Item 13. Defaults, Dividend Arrearages and Delinquencies		103
Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds		103
Item 15. Controls and Procedures		103
Item 16 [Reserved]		104
Item 16A. Audit Committee Financial Expert		104
Item 16B. Code of Ethics		104
Item 16C. Principal Accountant Fees and Services		104
Item 16D. Exemptions from the Listing Standards for Audit Committees		105
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers		105
Item 16F. Change In Registrant’s Certifying Accountant		106
Item 16G. Corporate Governance		106
Item 16H. Mine Safety Disclosure		106
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		106
PART III		106
Item 17. Financial Statements		106
Item 18. Financial Statements		106
Item 19. Exhibits		106
SIGNATURES		118

- ii -

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

CAUTIONARY STATEMENT REGARDING FORWARD – LOOKING STATEMENTS AND
RISK FACTORS SUMMARY

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

These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in Item 3.D “Key Information—Risk Factors” and elsewhere in this Annual Report.

- iii -

The below important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements. The below is also a summary of the risk factors described in Item 3.D “Key Information – Risk Factors” of this Annual Report.

Risks related to economic and external risks

•	Increased cybersecurity threats and more sophisticated computer crime could disrupt our business.

•	We depend on international sales, which expose us to foreign political and economic risks.

•	We are subject to laws and regulations that could restrict our operations such as economic sanctions and export restrictions.

•	Changes in global trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.

•	We may be affected by instability in the global economy and by financial turmoil.

•	Because we derive a significant portion of our revenues from sales in Asia, our sales could be hurt by instability of Asian economies.

•	Our business is subject to risks related with doing business in China.

Risks related to technology and Intellectual Property

•
Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property could harm our competitive position.

•
There has been significant litigation involving intellectual property rights in the semiconductor and related industries, and similar litigation could force us to divert resources to defend against such litigation or deter our customers from purchasing our systems.

•	We may incorporate open-source technology in some of our software and product, which may expose us to liability and have a material impact on our product development and sales.

Risks related to our Industry

•	We operate in an extremely competitive market, and if we fail to compete effectively, our revenues and market share will decline.

•
If we do not respond effectively and on a timely basis to rapid technological changes, our ability to attract and retain customers could be diminished, which would have an adverse effect on our sales and ability to remain competitive.

- iv -

•
The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer or if our main suppliers cease delivery of important component as a result of being acquired by a larger company.

•	The markets we target are cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

•	Our operations may be delayed or interrupted and our business could suffer if we violate environmental, safety and health, or ESH, regulations.

Risks related to our Operations

•	Pricing and demand for our specific product lines could substantially reduce our sales.

•	We depend on a small number of large customers, and the loss of one or more of them could significantly lower our revenues.

•	Our inability to significantly reduce spending during a protracted slowdown in the semiconductor industry could reduce our prospects of achieving continued profitability.

•	There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs.

•	New product lines that we may introduce in the future may contain defects, which will require us to allocate time and financial resources to correct.

•	If any of our systems fail to meet or exceed our internal quality specifications, we cannot ship them until such time as they have met such specifications.

•	Our dependence on a single manufacturing facility per product line magnifies the risk of an interruption in our production capabilities.

•	Our lease agreements for our Manufacturing Facilities include provisions that exempt the landlord and others from liability for damages to our Manufacturing Facilities.

•	Shipment changes or cancellation may render our backlog not a reliable indicator of actual sales and financial results.

•	We may not be able to successfully complete and integrate current and/or future acquisitions.

•	We depend on continuous cooperation with Process Equipment Manufacturers (“PEMs”) to enable sales of our systems which are integrated with the process equipment.

•
Some of our commercial agreements with PEMs and customers may include exclusivity provisions and limitations on the use of certain intellectual property which could limit or prevent future business relationships with third parties.

•	We depend on a limited number of suppliers, and in some cases a sole supplier.

•	The disclosure rules regarding the use of conflict minerals may affect our relationships with suppliers and customers.

•	Our lengthy sales cycle increases our exposure to customer delays in orders, which may result in obsolete inventory and volatile quarterly revenues.

•	Our inability to attract, recruit, retain highly skilled key personnel.

Risks Related to Our Incorporation and Location in Israel

•	Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

- v -

Risks Related to Our Indebtedness and Capital Structure

•	Our convertible senior notes may impact our financial results, dilute existing shareholders, and create downward pressure on the price of our ordinary shares.

Risks related to Financial, Legal, Regulatory and taxation risks

•	Currency fluctuations could harm our profit margins.

•	We received certain research and development grants, which could impose restrictions on our ability to use technology developed under these programs.

•	Certain shareholders may control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

•	The market price of our ordinary shares may be affected by a limited trading volume and may fluctuate significantly.

•	We may be classified as a “passive foreign investment company” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. shareholders.

•	The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

•	Our shares are listed for trade on more than one stock exchange.

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

- vi -

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

- vii -

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

Our global operations are linked by information systems, including telecommunications, the internet, our corporate intranet, network communications, email and various computer hardware and software applications. In light of information technology security threats, we have implemented network security measures and engaged the services of a cybersecurity experts to implement security policies and tools which were reviewed and discussed by our audit committee and board of directors. In the current environment, there are numerous and evolving risks with regards to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, sub-contractors, agents, distributors or others to disclose information or unwittingly provide access to systems or data. In addition, some of our software and products utilize open-source technologies, which may also be used by computer hackers for purpose of cyber-attacks.

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

Furthermore, we are currently in the process of replacing our current enterprise resource planning system (“ERP”) with a new one, which requires significant investment of human and financial resources. Should we experience difficulties in managing the new system or in the transition from the previous to the new ERP, there could be disruptions to our operations and financial results. In turn, these disruptions could adversely affect our ability to manage our business and to appropriately forecast and report our results.

As such, our tools and servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems and tools located at our facility, at cloud services or at customer sites, or could be subject to system failures or malfunctions for other reasons. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data or customer data. Cybersecurity attacks could also include attacks targeting the security, integrity and/or reliability of the hardware and software installed in our products. System failures or malfunctioning could disrupt our operations and our ability to timely and accurately process and report key components of our financial results.

We are dependent on international sales, which expose us to foreign political and economic risks that could impede our revenue stream.

Our principal customers are located in Taiwan, South Korea, China and the United States, and we produce our products in Israel, the United States and Germany. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our revenue stream including:

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

We are subject to laws and regulations that could restrict our operations including economic sanctions and export restrictions.

Our business is subject to certain laws and restrictions based on countries with which we conduct business.

Specifically, starting 2018 and to date, the U.S. Department of Commerce has taken actions to restrict exports to several Chinese based semiconductor manufacturers which have been added to the U.S. EAR (export administration regulations) Entity List. These manufacturers have acquired and continue to acquire several of our metrology solutions. Due to the abovementioned export restrictions, our U.S. subsidiary is currently restricted from shipping tools or parts or provide any form of service to such customers, until it is cleared to resume by the appropriate authorities.

In addition, in 2020 the U.S. Department of State introduced restrictions on exporting to customers who are suppliers to Huawei, which is a Chinese based electronics supplier.

In October 2022, the U.S. Department of Commerce introduced additional restrictions that have limited the ability of our U.S. Subsidiary to serve a small portion of the available Chinese market. Consequently, our U.S. subsidiary is required to obtain certification/license in order to ship to certain Chinese entities, which are known to have or are known to plan to have, certain advanced-nodes manufacturing or development abilities (as those are defined in the regulations). The new restrictions also apply to shipments of high-power advanced chips to China (as those are defined in the regulations), by any entity.

These new restrictions also impose personal liability on any “U.S. Person” with “knowledge” that any item shipped, transmitted or transferred will be used for certain advanced nodes and\or high-powered chips development or production.

In some cases, the abovementioned export restrictions might also be applicable to the products which we export from countries other than the US, either by international arrangements made between countries, as updated from time to time, imposing export limitation and supervisory duties, or by limitations on re-export of certain U.S. origin items.

Since the introduction of these restrictions, we have put in place processes to ensure compliance with these restrictions. While we continue to monitor new sanctions and restrictions that could arise, any potential violations of such laws whether U.S. or other jurisdictions, could have an adverse impact on our reputation, business, results of operations and financials.

Certain additional export administration regulations issued by the U.S. Department of Commerce since October 2022, which do not apply to us, may have an adverse effect on the semiconductor manufacturing sector in China and reduce the demand for metrology equipment from this sector and therefore to indirectly effect our sales in China.

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

The Russia – Ukraine conflict could affect our business.

The ongoing war between Russia and Ukraine has impacted not only the global economy but the global energy markets as well, in particular the European energy market. Following our recent acquisition of a German subsidiary, we are experiencing the effects of the increasing prices for energy supplies. This could result in increased operating expenses in Germany, in the expense of shipping materials to and from our various facilities, and wellbeing of our employees with respect to the energy crisis in Europe and the inability to heat buildings etc. Since the Russian invasion of Ukraine, the cost for liquefied natural gas has more than doubled, this could lead to further energy price increase, causing global market disruption and volatilities in supply chain. The high volatility of energy prices could have a negative effect on our acquisition in Germany, and our business expansion in other regions, which may adversely affect our financial condition and operating results.

Current market conditions, including inflation and recessionary pressures could affect our growth and profitability.

The recent inflation, geopolitical issues, increase in energy costs, increases in interest rates, unstable global conditions and changes in currency exchange rates have led to global economical instability. Such changes, and their impact on the global macro-economic environment, can impact our business, operating results, and financial condition.

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

Our business is subject to the risks associated with doing business in China.

Our results of operations, financial conditions, and prospects are subject to a significant degree to economic, political and legal developments in China including government control over capital investments or changes in tax regulations that are applicable to us. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate and control of foreign exchange, and allocation of resources. As one of our subsidiaries is located in China, our business is subject to the risks associated with doing business in China, including:

•	trade protection measures, such as tariff increases, and import and export licensing and control requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China;

•	historically, lower protection of intellectual property rights;

•	changes and volatility in currency exchange rates; and

•	unexpected or unfavorable changes in regulatory requirements.

Our business could be disrupted by catastrophic events, such as the outbreak of COVID-19.

The COVID-19 pandemic has caused substantial global disruptions, including in the jurisdictions where we develop our products and conduct business and may cause additional disruptions in the future.

Some of the effects that pandemic had on us were supply chain disruptions, travel bans, governmental order or employee exposure which required us, our customers and our suppliers delays in operations such as reduction of routes available from certain carriers, yet none of these effects were material to our business or financials results.

While most of the COVID-19 restrictions have been lifted around the world, there are still regions, such as China, in which we conduct business, that are subject to new developing regulations. While as of yet, the pandemic has not adversely affected our business and financial results, the extent of future impact on our business and the global economy remains uncertain. As the pandemic continues to evolve, and we will continue to monitor the developments closely. The evolving regulations in China have risks such as reduction of routes available from common carriers which may harm our ability to deliver or service our products or harm our supply chain, travel bans or lengthy quarantine requirements which may delay our ability to install or service our products, our customers or our suppliers to discontinue operations for a period of time, lower availability of components necessary for the manufacture of our products, and financial difficulties of our suppliers.

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

Our continued success depends upon our ability to protect our core technology and intellectual property. We therefore have an extensive program devoting resources to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. Our patents, utility models and patent applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition, our patents and applications cover various aspects of X-ray based measurement systems and methods, including process control implementation concepts, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. Additionally, our chemical metrology equipment requires coverage of various elements and sub-systems performing various types of chemical analysis of the process chemicals and semiconductor wet process control – including electrodeposition, wet etch and clean and CMP sectors.

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

We may incorporate open-source technology in some of our software and products, which may expose us to liability and have a material impact on our product development and sales.

In order to leverage big data and distributed computing, some of our software and products utilize open-source technologies. These technologies may be subject to certain open-source licenses, including but not limited to the General Public License, which, when used or integrated in particular manners, impose certain requirements on the subsequent use of such technologies, and pose a potential risk to proprietary nature of products. In the event that we have or will in the future, use or integrate software that is subject to such open source licenses into or in connection with our products in such ways that will trigger certain requirements of these open source licenses, we may (i) be required to include certain notices and abide by other requirements in the absence of which we may be found in breach of the copyrights owned by the creators of such open source technologies; and/or (ii) be required to disclose our own source code or parts thereof to the public, which could enable our competitors to eliminate some or any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products, and the failure to abide by license requirement resulting in copyright infringement, could materially adversely affect our competitive position and impact our business results of operations and financial condition.

Risks related to our industry

We operate in an extremely competitive market, and if we fail to compete effectively, our revenues and market share will decline.

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Onto Innovation Inc., and KLA Corp., which manufacture and sell CD, thin films and chemical metrology and process control systems. In addition, we compete with process equipment manufacturers (“PEMs”), such as ASML Holdings N.V., and Applied Materials Inc., which develop (or might as well acquire companies which develop) in-situ sensors and metrology products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling our solution to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer or if our main suppliers cease delivery of important component as a result of being acquired by a larger company.

We believe that the semiconductor capital equipment market has undergone consolidation over the last few years. For example, Lam Research Corporation acquired Novellus Systems Inc. in 2016 and Coventor in 2017; Thermo Fisher Scientific Inc. acquired FEI Company, Inc. in 2016; ASML Holdings N.V. acquired Hermes Microvision Inc. in 2016 and Berliner Glas Group in 2020; KLA Corporation acquired Orbotech Ltd. in 2019 and ECI Technology in 2022; and Nanometrics Inc. and Rudolph Technologies, Inc. merged in 2019. We believe that similar acquisitions and business combinations involving our competitors, our customers, and our suppliers and the PEMs may occur in the future. These acquisitions could adversely impact our competitive position by enabling our competitors and potential competitors to expand their product offerings and customer services, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and/or customers could jeopardize our competitive position. In addition, an acquisition of a major supplier by a larger company may lead to a cease delivery of components that are important to the delivery of our products and will require us to invest resources to find alternative sources.

The markets we target are cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

The semiconductor capital equipment market and industries, which are cyclical, experienced steep downturns and upturns in the last two decades. In recent years, we have seen a more stable overall capital investment patterns, however there is an expected market slowdown in 2023 and we cannot predict the length and strength of potential future downturns or expansions and the impact on our business.

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

Like our peers serving the semiconductor market, our customer base is highly concentrated among a limited number of large customers. We anticipate that our revenues will continue to depend on a limited number of major customers, although the companies considered to be our major customers and the percentage of our revenue represented by each major customer may vary from period to period. As a result of our customer concentration, our financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to our clients. For example, it is possible that any of our major customers could terminate its purchasing relationship with us or significantly reduce or delay the amount of orders for our products, purchase products from our competitors, or develop its own alternative solutions internally. The loss of any one of our major customers would adversely affect our revenues. Furthermore, if any of our customers become insolvent or have difficulties meeting their financial obligations to us for any reason, we may suffer losses. For more information regarding our sales by major customers as percentage of our total sales, see Note 16 to our consolidated financial statements contained elsewhere in this Annual Report.

Our inability to significantly reduce spending during a protracted slowdown in the semiconductor industry could reduce our prospects of achieving continued profitability.

Historically, we have derived all our revenues, and we expect to continue to derive practically all of our revenues, from sales of our products and related services to the semiconductor industry. Our business depends in large part upon capital expenditures by semiconductor manufacturers, which in turn depend upon the current and anticipated demand for semiconductors. The semiconductor industry has experienced severe and protracted cyclical downturns and upturns. Cyclical downturns, as those we have experienced in the past, and the expected slowdown in 2023, may cause material reductions in the demand for the products and services that we offer, and may result in a decline in our sales. In addition, our ability to significantly reduce expenses during such cyclical downturn may be limited because of:

•	our continuing need to invest in research and development;

•	our continuing need to market our new products; and

•	our extensive ongoing customer service and support requirements worldwide.

Furthermore, during 2022, we increased our leased facilities and related investments and our operating expenses. In the event of a global recession or certain other economic conditions forcing the Company to materially reduce its expenses, portions of such facilities may be rendered obsolete. As a result, we may have difficulty achieving continued profitability during a protracted slowdown.

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

We have one manufacturing facility for our Optical CD and Raman technology related product lines, which is located in Weizmann Science Park, Nes Ziona, Israel, one manufacturing facility for our XPS and secondary ion mass spectrometry (“SIMS”) technology related product lines, which is located in Fremont, CA, US, and two manufacturing facilities for our Chemical Metrology product lines, which are located in Pliezhausen and Bad Urach, Germany (the "Manufacturing Facilities"). In the first half of 2023 we plan to operate additional new manufacturing facilities and new laboratories (which can also be used for manufacturing if needed), in Weizmann Science Park, Rehovot, Israel and Fremont, CA US. Some of our current production lines will be expanded or transitioned to these new manufacturing facilities. These Manufacturing Facilities include special clean manufacturing jigs and/or room environments, which are customized to our needs. In addition, most of our ongoing inventories, including our main warehouse and work in process, are located in these Manufacturing Facilities. Although we adopted measures to protect these manufacturing facilities and inventories, and a disaster recovery plan, any event affecting any of our Manufacturing Facilities, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

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

If we are unable to successfully complete our future acquisitions or to effectively integrate our current acquisition of ancosys GmbH (hereinafter: “ancosys”) or future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. The integration of ancosys acquisition, which closed in January 2022, is still in progress and, as of the date of this Annual Report, we cannot assure that such process will be completed without encountering difficulties. Further, in certain cases, mergers and acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business. As of the date of this Annual Report, we are not aware of any pending proceedings as such in connection with the acquisition of ancosys.

We depend on continuous cooperation with Process Equipment Manufacturers (“PEMs”) to enable sales of our systems which are integrated with the process equipment, and the loss of PEMs as business partners could harm our business.

We believe that sales of systems which are integrated with the process equipment will continue to be an important source of our products revenues. Sales of such integrated systems, which include Optical CD integrated metrology and chemical metrology, depend upon the ability of PEMs to sell semiconductor equipment products that are able to integrate with these metrology systems. If our PEMs are unable to sell such products, if they choose to focus their attention on products that do not integrate our systems, or if they choose to develop their own metrology solutions, our business could suffer. If we were to lose our PEMs as business partners for any reason, our inability to realize sales from such systems could significantly harm our business. In addition, we may not be able to develop or market such new systems, which could slow or prevent our growth.

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

We purchase components, subassemblies and services from a limited number of suppliers and occasionally from a single or a sole source. Disruption or termination of these sources could occur (due to several factors, including, but not limited to, supplier capacity limitations, low availability of raw materials, bankruptcy, work stoppages due to a pandemic, such as COVID-19, or other reasons, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters), and these disruptions could have at least a temporary adverse effect on our operations. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business.

In addition, an acquisition of a major supplier by a larger company may lead to a cease delivery of components that are important to the delivery of our products and will require us to invest resources to find alternative sources.

To date, we have not experienced any material disruption or termination of our supply sources where replacement material has not been found and qualified.

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

Increased attention to ESG matters and conservation measures may adversely impact our business or that of our manufacturers.

In June 2022, the SEC published a proposed climate disclosure rule, subject to which we would be required to disclose certain climate-related information such as governance of climate-related risks and relevant risk management processes that could affect us, a climate related financial statements matrix and more. While the proposed rule has yet to be finalized and we cannot predict the ultimate scope and impact this will have on our business, if finalized, it would likely result in additional legal, accounting and financial compliance and increased general and administrative expenses. Moreover, this could result in increased management time and attention to ensure we are compliant with the regulations and expectations.

Though the disclosure is currently voluntary, we plan to disclose our ESG plan over the course of the year, which will include disclosures pertaining to our practices associated with climate change, human capital and diversity, governance, sustainability, diversity of our board and other Company policies. Any standards we may set for ourselves or a failure to meet these standards, could negatively impact our reputation. Furthermore, it is possible that our shareholders may not be satisfied with our ESG Plan or the speed of its adoption.

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

We compete in a market that involves rapidly changing technological and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop and exercise our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. Our principal research and development activities are conducted from our headquarters in Israel and our subsidiary in the U.S. and we face significant competition for suitably skilled developers in this region. The high-tech industry in Israel, the U.S. and other territories we operate in has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital. We may encounter higher attrition rates in the future, particularly if Israel continues to experience strong economic growth. We may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who depart with qualified or effective successors.  Many of the companies with which we compete for experienced personnel have greater resources than us.

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

Our principal executive offices and part of the research and development facilities are located in Israel and therefore may be influenced by regional instability and extreme military tension. Accordingly, political, economic and military conditions in Israel and the surrounding region could directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities or other Israeli political or economic factors, could prevent or delay shipments of our products, harm our operations and product development and cause any future sales to decrease. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our operations may be materially adverse affected.

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. This has sparked extensive political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

In October 2020, we closed an offering of $200 million aggregate principal amount of 0% Convertible Senior Notes due 2025 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, of which all Convertible Senior Notes remains outstanding as of December 31, 2022. The Convertible Senior Notes affect our earnings per diluted share figures, as procedures under the Accounting Standards Update (“ASU”) 2020-06 require that we include in our calculation of earnings per diluted share the number of ordinary shares into which the Convertible Senior Notes are convertible. See also Note 11 to our consolidated financial statements contained elsewhere in this Annual Report.

The Convertible Senior Notes may be converted, under the conditions, during the periods and at the premium specified in the Convertible Senior Notes, into cash and our ordinary shares, if any (subject to our right to pay cash in lieu of all or a portion of such shares). If our ordinary shares are issued to the holders of the Convertible Senior Notes upon conversion, there will be dilution to our shareholders’ equity and the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale or potential sale of ordinary shares issuable upon conversion of the Convertible Senior Notes could also encourage short sales by third parties, creating additional downward pressure on our share price.

Furthermore, the indenture for the Convertible Senior Notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Convertible Senior Notes. These and other provisions in the indenture could deter or prevent a third party from acquiring us even when the acquisition may be favorable.

We currently anticipate that we will be able to rely on and to implement certain clarifications from the applicable Tax Authorities, with respect to the administration of our Israeli withholding tax obligations in relation to considerations to be paid to the holders of the Convertible Senior Notes upon their future conversion and settlement as well as other related tax aspects. Unexpected failure to ultimately obtain such anticipated clarifications from the Israeli Tax Authorities (“ITA”) could potentially result in increased Israeli withholding tax gross-up costs.

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

Holders of the Convertible Senior Notes have the right, under the indenture governing the Convertible Senior Notes to require us to repurchase all or a portion of their Convertible Senior Notes upon the occurrence of a fundamental change before the applicable maturity date, at a repurchase price equal to 100% of the principal amount of such Convertible Senior Notes to be repurchased, plus accrued and unpaid interest, if any. Moreover, we will be required to repay the Convertible Senior Notes in cash at their maturity, unless earlier converted, repurchased or redeemed. We may not have enough available cash or be able to obtain financing at the time we are required to make such repurchases of the Convertible Senior Notes and/or repay the Convertible Senior Notes upon maturity and/or settle conversions of the Convertible Senior Notes (should we elect to settle such conversions, in whole or in part, in cash or should we be required to settle such conversions, in whole or in part, in cash, if in the future we irrevocably elect to settle the conversions in cash, in whole or in part).

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

Financial, legal, regulatory and taxation risks

Because most of our revenues are generated in U.S. dollars, but a significant portion of our expenses is incurred in currencies other than U.S. dollars, and mainly New Israeli Shekels and Euro, our profit margin may be seriously harmed by currency fluctuations.

We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel (commonly referred to as NIS) and Euro. Starting January 1, 2019, in accordance with ASC 842 of lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel. In addition, starting January 25, 2022, we acquired ancosys GmbH which operation is mainly Euro based. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS, Euro and other currencies. In such event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2022, the U.S. dollar revaluated against the NIS by 13.2%, after being devaluated by approximately 17.0% in the previous three years, and revaluated against the Euro by 5.8%, after being revaluated by approximately 1.2% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS and the Euro, and our cost of operations could be adversely affected by such trends.

We are subject to various regulations and standards relating to data privacy and security. Failure to comply any applicable privacy, security, data protection laws, regulations, standards or other requirement could have an adverse effect on our business prospects, results of operations, and financial condition.

The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In particular, in the European Union, the General Data Protection Regulation (the “GDPR”) imposes more stringent data protection requirements and provides for greater penalties for noncompliance. For example, we collect, use, maintain and otherwise process certain data about candidates and employees. Our ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to privacy and data collection and protection, including the GDPR.

Additionally, the uncertainty created by these laws and regulations can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the European Union (“EU”) (this is the so-called extraterritorial scope of the GDPR). The GDPR has an even wider territorial scope and contains significant penalties for non-compliance. The GDPR, among other things, imposes requirements to provide detailed and transparent disclosures about how personal data is collected and processed, grants rights for data subjects to access, delete or object to the processing of their personal data, provides for a mandatory breach notification to supervisory authorities (and in certain cases, affected individuals) of certain data breaches, sets limitations on the retention of personal data and outlines significant documentary requirements to demonstrate compliance through policies, procedures, training and audits. To further complicate matters in Europe, to date, supervisory authorities in the member states have some flexibility when implementing European Directives and certain aspects of the GDPR, which can lead to diverging national rules. European supervisory authorities have been very active in terms of enforcing data protection rules, including with respect to cookie-related matters.

Additionally, recent legal developments in EU have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other jurisdictions. Most recently, on July 16, 2020, in a case known as Schrems II, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (“Privacy Shield”), under which personal data could be transferred from the EEA to U.S. entities which had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield) (“SCCs”), it made clear that reliance on SCCs alone may not necessarily be sufficient in all circumstances. The CJEU's decision also cast doubt over the effectiveness of the SCCs. The European Data Protection Board, which subsequently issued a revised set of SCCs for organizations to utilize, released their comments on the supplementary measures that can be used to ensure a sufficient level of data protection when transferring personal data. The comments indicated that organizations need to perform a data transfer impact assessment to evaluate the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals, and that additional measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain.

Similarly, there have been laws and regulations adopted throughout the United States and Israel that impose obligations in areas such as privacy, in particular protection of personal information and implementing adequate cybersecurity measures to protect such information. The most prominent to which we are exposed is the California Consumer Privacy Act of 2020 (CCPA) which increases the privacy and security obligations companies have towards the consumer when handling personal data. The CCPA allows civil penalties for violations as well as private right of action for data breaches. In addition, the California Privacy Rights Act (CPRA) which became effective as of January 1, 2023, imposes additional obligations such as expanding the current data privacy compliance requirements under the CCPA. The CPRA has established a regulatory agency to enforce these privacy acts. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations (for example, the Virginia Consumer Data Protection Act (VCDPA) that became effective in January 1, 2023 and the Colorado Privacy Act (CPA) which is subject to take effect as of July 1, 2023) that impose new privacy rights and obligations. More generally, some observers have noted that the CCPA, CPRA, VCDPA and CPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

In addition, failure to comply with the Israeli Privacy Protection Law 1981 and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. Current pending legislation may result in a change to the current enforcement measures and sanctions. There have also been privacy bills enacted in other countries around the world which have introduced new or expanded privacy requirements and we expect that privacy legislation will continue to evolve in the coming years. Therefore, it is difficult to determine whether and how such existing and laws and regulations will apply to and impact the internet and our business.

 Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

We participate in government programs under which we receive research and development grants. Some of these programs imposed restrictions on our ability to use the technologies developed under these programs. The reduction or termination of these programs would increase our costs.

Until the end of 2016, we received royalty-bearing grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), for the financing of certain of our research and development programs that meet specified criteria. Starting 2018, we have participated only in IIA royalty free grant programs.

In addition, through the years, we participated in consortiums which are either solely managed by the IIA, or are joint consortium of the IIA and the European Research Area, or only European managed consortium.  To maintain our eligibility for these programs, we must continue to meet certain conditions.

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

The application of the tax laws of various jurisdictions to our international business activities (as well as to entities which we acquired) is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of the jurisdictions in which we (and entities we acquired) operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including the transfer pricing, or determine that the manner in which we (and the entities we acquired) operate the business does not achieve the expected tax consequences, which could result in tax and penalty payments and in an increase of our worldwide effective tax rate, and could adversely affect our financial position and results of operations.

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

There can be no assurance that our effective tax rate for the year ended December 31, 2022 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, the Inflation Reduction Act of 2022 signed into law in the United States on August 16, 2022 among other changes, introduced a 15% corporate minimum tax on certain corporations and a 1% excess tax on certain stock repurchases by certain corporations.

In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 Billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. On December 15, 2022, Council of the EU unanimously adopted the EU Directive on Global Minimum Tax.  Thus, it is now expected that that the second Pillar rules will be enacted by EU member states by December, 31 2023 effective for fiscal years beginning on or after that date.

Changes in certain tax benefits under the Israeli Capital Investment Encouragement Law may increase our ETR.

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

It should be noted that the Israeli government may reduce or eliminate the above-mentioned benefits in the future, inter-alia, in light of or as a response to the OECD or the “two Pillars” initiatives. The termination or reduction of these grants or tax benefits could harm our financial condition and results of operations, and result in significantly higher tax payment. In addition, if we increase our activities outside Israel due to, for example, future acquisitions or outsourcing of manufacturing or development activities, these activities generally will not be eligible for inclusion in Israeli grants or tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

We produce highly complex optical, mechanical and electronic components and, accordingly, there is a risk that defects may occur in any of our products. Such defects can give rise to significant costs, including expenses relating to recalling products, replacing defective items, writing down defective inventory and loss of potential sales. In addition, the occurrence of such defects may give rise to product liability and warranty claims, including liability for damages caused by such defects.

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

To the best of our knowledge, approximately 34% of our outstanding ordinary shares are cumulatively held by five of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this Annual Report.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2022, a large portion of our cash reserves were invested in bank institutions, of which approximately 11% (from total cash reserves and investment portfolio) was invested in one bank institution in Israel. A bankruptcy of one of the bank institutions in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totaled $321 million as of December 31, 2022. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2022, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We believe that for our 2022 taxable year we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2022. Absent one of the elections referenced above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2023 or subsequent years. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the 2023 taxable year, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this Annual Report entitled “Taxation - U.S. Taxation – Passive Foreign Investment Companies.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

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

In July 25, 2021, we changed the legal name of our Company from Nova Measuring Instruments Ltd. to Nova Ltd. to match the Company’s long-term strategy. The Company has retained its NVMI ticker symbol and its Process Insight® tagline

In January 2022, we acquired ancosys, a privately held company headquartered in Pliezhausen Germany which is a leading provider of chemical analysis and metrology solutions for advanced semiconductor manufacturing, supporting both frontend and backend semiconductor manufacturing.

At the end of 2022, we had six direct fully owned subsidiaries, in the U.S., Taiwan, Korea, China, Japan and Germany, and one indirect fully owned subsidiary in Germany.

Our headquarter office is located in Israel at 5 David Fikes St., 10th Floor, Rehovot.

Our website address is www.novami.com, and our telephone number is +972-73-229-5600. We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investors” sections. Accordingly, investors should monitor such sections of our website, in addition to following our press releases and SEC filings. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

Our agent for service of process in the United States is Nova Measuring Instruments Inc., which maintains its principal offices as 3342 Gateway Blvd, Fremont CA 94538. Its’ telephone number is +1-408-510-7400.

4.B	Business Overview

Our Company

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing high-performance metrology solutions for effective process control throughout the semiconductor fabrication process. We bring pioneering metrology solutions to semiconductors process control, by industrializing lab and research-grade technologies and developing emerging metrology solutions. Nova’s product portfolio, deployed at the world’s largest integrated-circuit manufacturers, combines high-precision hardware and cutting-edge software, and provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s capability to deliver innovative Optical, X-ray, SIMS and Chemical analysis technology solutions enables its customers to improve performance, enhance product yields and accelerate time to market.

Nova’s market offering is driven by three product divisions: The Dimensional Metrology Division (DMD) which is responsible for optical technology-based metrology solutions (integrated and standalone), the Materials Metrology Division (MMD) which is responsible for X-ray and SIMS (Secondary Ion Mass Spectrometry) based solutions, and the Chemical Metrology Division (CMD) which is responsible for chemical metrology and replenishment solutions. The corporate units, such as marketing, next generation technology, human resources, finance and global business group, support both divisions. This structure allows the company to focus management attention on each product line separately, as well as to facilitate the integration of additional businesses or technologies in the future.

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

The demand for our metrology systems is driven by capital equipment spending of the semiconductor manufacturers, which is in turn driven by the worldwide demand for semiconductor components embedded in technology devices. Industry data indicates worldwide demand for semiconductors will continue to grow, driven by the growing adoption of 5G and advanced network infrastructure, automotive, artificial intelligence (“AI”) and internet of things (“IoT”) applications, as well as network and data centers thriving through the work-from-home, learn-from-home, buy from home and gaming trends.

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

In addition, we see growing demand for trailing node capacity in the last few years, driven by the growing need for IoT and sensors that do not require leading edge technologies. This trend is expected to continue in coming years and to increase the demand for metrology and process control solutions.

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

•          Materials Engineering. In order to overcome limitations in the continued shrink of transistor dimensions, which is used to improve performance, leading manufacturers are introducing new novel materials to IC production. New materials introduction requires new processing and metrology solutions in the atom level and thus represents a challenging development for the semiconductor manufacturing industry. It also represents a growing demand for tighter materials control and therefore increasing demand for Materials Metrology solutions to control parameters such as composition, stress, ultra-thickness, crystallization and more.

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

•          Advanced Packaging. The evolution in packaging to high-end performance packaging technologies such as flip chip, fan out, 2.5D and 3D packaging is driven by the need for enhanced performance with higher I/O density and smaller pitch. The advanced packaging business growth is propelled by automotive, 5G and HPC-related applications. Capital investment for High-End Performance Packaging represents a significant part of the total packaging CAPEX and is shifting from OSATs to Integrated Device Manufacturers and Foundries as the production and process control requirements are becoming similar to Front-End Fabs. These trends are increasing the TAM for process control and metrology solutions that Nova delivers to the packaging market.

In order to address the continuous increasing costs and challenges associated with these trends, semiconductor manufacturers must improve manufacturing procedures, production yields and time to market. Beyond improving the technology, introducing new process steps and innovative fabrication capabilities, Semiconductors manufacturers must tighten the control over the process and therefore must increase the Metrology intensity as well as introduce new innovative Metrology solutions. These new solutions will allow manufactures to overcome new challenges in dimensions, materials and chemical engineering.

The Semiconductor Market – Update

According to Gartner, semiconductor revenues are expected to decline by 6.5% in 2023, compared to growth of 1.1% in 2022. In addition, Gartner forecasts capital spending and wafer fab equipment each to decline in 2023 by 19.0%, following growth of 11.0% in CAPEX and 8.9% in WFE in 2022. (Gartner Forecast Semiconductor Wafer Fab Equipment, Worldwide, Q422 Update, published December 2022).

According to research reports, future demand drivers for semiconductors include 5G mobile devices, automotive, data center and cloud infrastructure, Artificial Intelligence, Augmented and Virtual Reality, Smart Sensors, internet-of-things and other electronic equipment.

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

Technology	Product Line	Key applications	Product families
• Broadband Spectrophotometry • Scatterometry • Spectral Reflectometry • Imaging and Image Processing	Dimensional Optical CD Integrated Metrology	Critical Dimensions Thin films	Nova i Platform Nova 3090 Nova 2040 Nova ASTERA
	Dimensional Optical CD Stand-Alone Metrology		Nova T-platform Nova MMSR
• Spectral Interferometry			Nova PRISM
• X-Ray Photoelectron Spectroscopy • X-Ray Fluorescence	X-Ray Materials Metrology	Thin film Composition	Nova VERAFLEX
• Secondary Ion Mass Spectrometry	SIMS Materials Metrology	Composition depth-profiling	Nova METRION
• Raman Spectroscopy	Optical Materials Metrology	Strain Crystallinity	Nova ELIPSON
• Computational Modeling for Metrology Platforms	Physical modeling (Modeling Software Solutions)		Nova MARS
• Machine Learning • Advanced Algorithms	Mathematical modeling algorithms (Software solutions)		Nova FIT
• Big Data Analytics • High Power Computing	Fleet Management (Software solutions)		Nova FM Nova HPC QED
• Titration – various types • CVS, CPVS, PCGA • Spectrophotometry • HPLC • Dynamic Surface Tension • pH, conductivity, density	Chemical Process Control – Analysis and Replenishment	Electroplating process applications in interconnect, advanced packaging, and PCB markets	Nova ancolyzer platform
• Solid dosing	Metal Replenishment	Powder dosing specialty metal oxide materials for electroplating applications	Nova DMR

About the product lines

Our product portfolio is composed from 4 major product lines.

1.	Dimensional Metrology

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

Some of Nova’s hardware products, mainly as related to Dimensional Metrology, are combined with our suite of advanced algorithms and software modeling solutions. Nova’s software modeling solutions combine top notch algorithms in the field of Artificial Intelligence and machine learning. Nova’s suite of software modeling products is comprised of Nova MARS physical and geometrical modeling and Nova FIT data driven machine learning modeling solutions. These solutions are supported by Nova HPC, a computational management layer, which also serves as the foundation for Nova’s Centralized Fleet Management and Control. Our comprehensive software modeling portfolio provides customers with a complete modeling and application development solution designed for complex 3D and HAR structures in the most advanced logic and memory technology nodes:

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

•
Nova FIT - Nova FIT modeling suite complements traditional modeling of Optical Critical Dimensions by machine learning and data driven algorithmic solutions. The algorithmic suite works in conjunction with Nova MARS physical modeling engine and Nova’s fleet management solution to improve metrology performance, speed up time to solution and expand metrology envelope for enriched process control. Nova FIT embeds advanced machine learning and big data architecture into optical modeling, enhancing the way customers utilize metrology measurement data to tighten process windows, avoid process excursions and improve yield.

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

•
VERAFLEX - Nova’s VERAFLEX combines enhanced XPS (X-ray photoelectron spectroscopy) capability with an optional unique low energy XRF (X-ray fluorescence) channel to address logic and memory device fabrication challenges. This innovative inline technology is a surface-sensitive quantitative spectroscopic technique that is used to determine the elemental composition and thickness of thin films.

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

4.	Chemical Metrology –

With the acquisition of ancosys GmbH, Nova offers a market-leading portfolio of advanced, open and flexible chemical metrology platforms for backend wafer-level packaging and front-end dual-damascene process steps.

The growing number of interconnect steps that require plating at the front-end of the process as well as the substantial increase in the number of organic alloys and compounds used in advanced packaging are increasing the need for advanced chemical metrology solutions. Furthermore, the higher material costs, and tighter environmental regulations are driving up the cost of operations and increasing the need for manufacturers to perform chemical process control on more elements and with increasing intensity. Our portfolio helps manufacturers ensure high-quality electroplating processes by carrying out chemical analysis and replenishment in real time.

•
Nova ancolyzer Damascene – the Nova ancolyzer Damascene is an industry-standard chemical metrology solution for Damascene copper plating interconnects applications, qualified by leading global manufacturers for operation in advanced nodes production processes. The solution supports a continuously growing range of copper baths and applications and offers a fully automated analysis of bath components, overall plating performance, excursions, trends alarms and warnings, and overall process control.

•
Nova ANCOLYZER – the ancolyzer is a fully automated online chemical metrology platform designed with the most flexible architecture for advanced packaging processes. Nova’s ancolyzer offers superior analytical performance and supports a wide variety of analytical techniques for process control. The platform’s flexible and scalable architecture is configured to the specific process analysis and replenishment requirements. The platform’s superior accuracy and precision are coupled with uncompromising reliability and the highest availability.

•
Nova DMR – the Nova DMR offers economical replenishment of metals in a plating bath. This significantly extends the bath chemicals’ lifetime and improves the plater utilization. DMR provides fully automatic powder container docking for uninterrupted operation and eliminates the constant increase in bath volume, reducing the need for bleed and feed or full bath dump. Thus, reducing environmental impact and minimizing operational risks and costs. The platform integrates with Nova ANCOLYZER® and can directly connect to any process tools.

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

For the distribution of our total revenues, from products and services, by geographic areas, see Note 16A to our consolidated financial statements.

The semiconductor industry is dominated by a small number of large companies. As a result, our sales are highly concentrated among a relatively small number of customers. The following table indicates the percentage of our total revenues derived from sales to our five largest customers and the range of these revenues from these customers for the periods indicated.

	2020	2021	2022
Total revenues from five largest customers	69%	70%	57%

Range of revenues from five largest customers	5%-26%	4%-31%	6%-23%

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS, interferometry, Raman Spectroscopy metrology, chemical metrology techniques and semiconductor process control, and include multidisciplinary measurement instruments, complex system engineering, algorithms, physical modeling, optical design, interpretation software, machine learning, image acquisition, pattern recognition, X-ray energy sources, electron optics and detection, multiple types of electrochemical, and spectroscopic analysis methods, applied to characterize individual and complex multi-component mixes vacuum systems and equipment integration. Our research and development staff consist of about 460 highly skilled members, approximately 100 of whom hold Ph.D.’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified for ISO 9001 quality standard (Current ISO 9001:2015 version), additionally certified in Germany and the U.S. as of 2020 and 2021, respectively.

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

Our vision is to continue to be an innovative leader in the semiconductor process control market, through increasing our leadership in the Dimensional, Materials and Chemical metrology solutions.

Our research and development efforts, designed to support this vision, are structured through different and separate development projects, which are initiated following a detailed project plan, technical feasibility, and risk analysis. The main projects are monitored throughout their life cycle in a structured process, including design reviews and project management reviews.

In the frame of our research and development activities we participate from time to time in development consortium arrangements, which also help us to support our customers in the transition to advance technology nodes. These consortia are joint collaboration programs with other semiconductors companies and are supported and funded by the IIA and/or European Joint Research. It should be noted, that in order to maintain our eligibility for these programs, we must continue to meet certain conditions. These programs might restrict our ability to manufacture particular products and transfer particular technology, which were funded by the IIA. For additional information, see “Item 5C - Grants from the Israel Innovation Authority & European programs” in this Annual Report.

As part of our long-term technological collaboration, we are also engaged with joint development activities with some of our strategic customers, as well as with research institutes and other semiconductor companies. These activities sometimes impose limitations on the joint intellectual property developed as part of these programs.

Patents and Other Proprietary Rights

Our continued success depends upon our ability to protect our core technology and intellectual property. We therefore have an extensive program devoting resources to seeking patent protection for our inventions and discoveries that we believe will provide us with competitive advantages. Our patents and applications principally cover various aspects of optical measurement systems and methods, integrated process control implementation concepts, and optical, opto-mechanical and mechanical design. In addition, our patents and applications cover various aspects of X-ray based measurement systems and methods, including process control implementation concepts, X-ray energy sources, electron optics and detection, vacuum systems and equipment integration. With the acquisition of ancosys GmbH in January 2022, our patents and applications portfolio also include aspects of Chemical metrology. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions (e.g. confidentiality agreements) and licenses. Our copyrights include software copyrights. We constantly seek to control access to, and distribution of our proprietary information, such as our proprietary algorithms. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information.

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

Manufacturing

We have one manufacturing facility for our Optical based product lines (including the Raman technology), which is located in Ness-Ziona, Israel, one manufacturing facility for our X-ray and SIMS based product lines, which is located in Fremont, CA, U.S., and two manufacturing facilities for our Chemical Analysis and Metrology technology related product lines, which are located in Pliezhausen and Bad Urach, Germany.

In addition, we have expanded our production and development capabilities with a new state-of-the-art cleanroom in Rehovot, Israel that will support the Company’s newly introduced technologies and continuous growth. In addition, we also established a cleanroom in a new facility at our Fremont site. These facilities are expected to become operational during the first half of 2023. As part of Nova’s corporate social responsibility, the construction is also expected to support high sustainability standards.

Our principal manufacturing activities include assembly, integration, final testing and calibration. Our production activities are conducted in our manufacturing and repair center facilities in Israel, Germany and in California. We rely and expect to continue to rely on subcontractors and turnkey suppliers to fabricate components, build subassemblies and perform other non-core activities in a cost-effective manner. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications, optical components and other critical components used in our products are engineered and manufactured to our specifications. A small portion of these components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single source supplier.

In order to leverage the relatively high volume of systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our site in Israel received the ISO 9001 quality mark by an international certification institute in October 1999. Since then, we have upgraded our quality systems to conform to ISO 9001:2015 requirements. Our site in Fremont received the ISO 9001:2015 quality mark in November 2021 and our site in Germany received the ISO 9001:2015 quality mark in 2020.  We received the formal certification of ISO 14001 in 2010 which was upgraded to ISO 14001:2015 in 2016 and in 2014 we received the formal certification of OHSAS 18001:2007 for our manufacturing operations in Israel which was upgraded to ISO 45001 in 2019. We are being annually recertified for these standards.

Environmental, Social and Governance (ESG)

Nova ESG 2022 Status

In 2020, we commenced our ESG journey, by focusing on developing a broader perspective and examination of the ESG aspects we affect. When COVID-19 disrupted everyday operations and lives across the globe, our top priority was keeping our employees and their families safe and cared for. Therefore, we quickly adapted our operations and health and safety measures to provide support for all our global teams. From this, we recognized a need to streamline ESG management within the company. Thus, our board of directors in collaboration with a global steering committee, which is composed of several officers and employees, established an ESG plan.

The Company established a management level ESG Steering Committee, led by our Chief Human Resources Officer, which among other items, is responsible for developing strategies and initiatives to achieve the company’s ESG goals. The activities related to ESG are driven and managed by the ESG Leader, who advises the Chief Human Resources Officers. The ESG Steering Committee provides oversight for the ESG policies and strategy implementation and has been granted the mandate to monitor Nova's long term and annual guidelines and results related to ESG matters.

We are proud of our ESG achievements to date, and plan to continue developing our corporate ESG strategy. Our existing and planned ESG activities which are described below, indicate our growing commitment and engagement in this matter.

Our Current ESG Analysis

In 2021 and 2022, we engaged Ernst & Young (Israel) Ltd. and additional consultants to conduct a full initial analysis of ESG maturity throughout identified significant topics, across all our locations. The analysis was based on global ESG standards, such as GRI and SASB, and leading ESG raters’ expectations, including MSCI and Sustainalytics. Key findings of the review indicated the following:

•	We have a medium-high maturity level ESG with Business Continuity Plan indicating high level understanding of risk management and preparedness.
•
We demonstrate a wide range of Social and Governance activities, including but not limited to, employees trainings on code of ethics, promoting gender equality, supporting employees and suppliers during COVID19, putting emphasis on product quality, and more.

Steps we have taken to enhance our ESG:

Environment

As a global organization with supply chains spanning over multiple countries and cultures, it presents various environmental hazards and potential risks, despite our best mitigation efforts. To that end, we have built our headquarters using a green building rating system and provide a framework for healthy, safe, highly efficient, and cost-saving green buildings. We are trying to manage our footprint and energy resources by analyzing and implementing a program to decrease GHG impact per tool.

In general, our production lines do not involve significant industrial waste, and any waste that is created from used metal and electronics components is being processed through authorized companies which manage the disposal of toxic substances. We also implemented a waste management comprehensive program, known as 3 RRR (Reduce, Reuse and Recycle), to efficiently reuse materials over their life cycles. We are partnering with an environmental organization to implement a waste tracking management system to help reduce the waste generated by our offices.

Social

     With over 1,000 employees and almost a dozen worldwide sites, we wish to have a meaningful impact on the community surrounding us. We believe that by welcoming diverse cultures, experiences and opinions, we can develop technologies and ideas that transform lives and shape and impact the population around us. We strive to implement accessible work environment for all our employees and make our key facilities accessible by the end of 2024. We intend to provide all of our employees with global access to health care. Additionally, we plan to enhance employee growth through educational and personal advancement opportunities. Furthermore, we aim to increase global gender representation of women, with emphasis on technical and managerial roles. In 2022, we deepened our community relationships through volunteering work and charitable contribution, and aim to further enrich these relationships by supporting and nurturing projects and activities together with numerous non-profit organizations worldwide.

Governance

As part of our sustainable operations policies, we aim that our corporate governance and corporate behavior mechanisms align the interest of all our stakeholders. To do so, we developed a strong set of corporate values that inspire ethical behavior across all decision-making processes, and a management and control system to ensure that ethics and security issues are given their due weight.

We aim to develop and publish a company wide Data Privacy Policy by the end of 2023, with implementation in 2024 across major sites.

Our corporate governance policies include: (i) Compensation Policy; (ii) Code of Conduct; (iii) Insider Trading Policy; and (iv) Anti-Fraud and Anti Bribery Policies. For further details on our policies, please refer to Item 6B, 16B, and 6C of this Annual Report, respectively. We intend to implement online training modules to monitor compliance and awareness of these policies.

Additionally, we aim to increase equality and diversity in our board and committees as well as in the Company. Our Board of Directors consists of seven (7) members, of which three (3) are women; our Audit Committee consists of four (4) members, of which three (3) are women; and our Compensation Committee consists of four (4) members, of which two (2) are women.

Capital Expenditures

Our capital expenditures are primarily for network infrastructure, computer hardware and software, construction and leasehold improvements of our facilities, expansion of clean room facilities and demonstration and development tools. None of these assets are held as collateral or guarantee other obligations. For additional information on our capital expenditures, see “Item 5B. Liquidity and Capital Resources” in this Annual Report.

Government Regulation

For information relating to the impact of certain government regulations on our business, see “Item 5.C – Grants from the Israel Innovation Authority” on this Annual Report.

4.C	Organizational Structure

Our Subsidiaries

Our subsidiaries as of the end of 2022 and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Place of Incorporation
Nova Measuring Instruments, Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Korea Ltd.	Korea
Nova Measuring Instruments GmbH	Germany
Nova Measuring Instruments (Shanghai) Co., Ltd.	China

ancosys GmbH	Germany	100% owned by Nova
Measuring Instruments GmbH

4.D	Property, Plant and Equipment

As of the end of 2022, our main facilities, located in Rehovot and Ness-Ziona, Israel, are currently occupying an aggregate of approximately 14,000 square meters, including approximately 2,000 square meters of production facilities.

The main lease agreement in Rehovot is expected to extend until 2029, and we have the option to extend this lease period by two periods of five years each, subject to customary conditions.

Our subsidiaries lease offices in various locations, for use as a research and development, manufacturing, service and pre-sale facilities (depending on each subsidiary’s needs). The substantial lease agreement for our U.S. subsidiary, Nova Measuring Instruments, Inc. is a lease agreement of approximately 5,000 square meters in Fremont, CA, which includes approximately 1,250 square meters of production facilities. In addition to this space, the U.S. entity entered into a new lease agreement for an additional 2,880 square meter facility, of which approximately 700 square feet will be allocated as an engineering cleanroom. Both Fremont leases are now synchronized to expire on March 31, 2029 with an option to extend for additional five years, subject to customary conditions. In addition, we lease several smaller offices in other U.S. locations close to customers’ sites. Our Taiwanese subsidiary leases approximately 1,800 square meters which includes a cleanroom facility and laboratory. Our Korean subsidiary leases approximately 2,050 square meters. In August 31, 2022 our Korean subsidiary signed a lease agreement for a new office, which is expected to replace the previous office in the first half of 2023, with a net size of approximately 1,000 square meters. Our subsidiary in China leases approximately 1,200 square meters. Our other subsidiaries also lease small offices in Germany, France and Japan.

ancosys and its subsidiaries, which we acquired in January 2022, hold leased offices in each of their respective locations, including leased office and production space in Pliezhausen of approximately 3.500 square meters.

In addition, ancosys owns a 15,800 square meters of real estate located in Bad Urach, Germany, out of which approximately 8,000 square meters can be utilized for ancosys’ operations. In 2022, we commenced the construction of a new facility in that location, which is expected to replace all other facilities, and is expected to become operational by 2025.

We believe that our facilities and equipment are in good operating condition and adequate for their present usage.

Item 4A. Unresolved Staff Comments

 None.

Item 5. Operating and Financial Review and Prospects

Information in this Operating Review and Financial Prospects Section should be read in conjunction with our consolidated financial statements and notes thereto which are included elsewhere in this Annual Report.

Executive Overview

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. We bring pioneering metrology solutions to the world of process control, by industrializing laboratory and research-grade technologies and developing emerging metrology solutions. Nova’s product portfolio, deployed by the world’s largest integrated-circuit manufacturers, combines high-precision hardware and cutting-edge software, provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Nova’s unique capability to develop innovative metrology solutions allows its customers to improve device performance, enhance yields and accelerate time to market. We sell our solutions mainly to semiconductor manufacturers, and in some cases to semiconductor process equipment manufacturers.

Our business is greatly affected by the level of spending on capital equipment by semiconductor manufacturers. In addition, demand for our products and services is affected by the timing of new IC capacity expansion and ramping up of new technology nodes, by the timing of releasing new products by us and our competitors, market acceptance of our new or enhanced products and changes or improvements in semiconductor design or manufacturing processes.

In the last five years (2017-2022), we were able to achieve positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 21%, while Gartner Inc. estimates that the Process Control segment has achieved a CAGR of approximately 17.4% (Gartner Q4-2022 forecast, published on December 2022). During these years, we successfully diversified our technology to include Material and Chemical metrology capabilities, on top of our Dimensional metrology solutions. We also added advanced machine learning algorithms on top of our physical modeling, and we advanced our traditional tool set to include advanced capabilities in both hardware and software. We also diversified our revenue mix across semiconductor segments, customers and geographies. During these years, we were also able to increase our total available market through development of new technologies used for Materials and Dimensions metrology, addressing emerging applications in both Memory and Foundry/Logic across trailing edge and advanced technology nodes.

In 2022, product sales accounted for approximately 81% of our total revenues, and services accounted for approximately 19%.

As of the end of 2022, we had cash reserves, net of long-term debt related to convertible senior notes, of approximately $333 million, and working capital of approximately $111 million. During 2022, we used approximately $92 million of this cash to pay for the acquisition of ancosys, including a performance based earn out of approximately $10 million.

Our service organization is operating on a profit and loss basis and the objectives of our service organization are defined and measured by customer satisfaction, quality support parameters; and by profit and loss criteria. The service organization provides support to all products we sell, during both the warranty period and the post warranty period. Service revenues are mostly driven by extended warranty, time and material requests, service contracts and proactive sales to the install base to improve productivity and metrology capabilities.

Significant Events in 2022 and Outlook for 2023

During 2022, we demonstrated several significant achievements:

•	Significant business growth to record levels, with meaningful growth in both products and service sales.

•	Growth in systems’ production and deliveries at all our global sites.

•	Diversified customers mix, across multiple territories.

•	Expansion to adjacent semiconductor market, including advanced packaging and backend.

•	Further market adoption of Nova’s advanced portfolio:

o	Materials, chemical and dimensional metrology solutions.

o	Hardware and software coupling.

o	Machine learning capabilities to compliment physical modeling.

o	Holistic offering, including Integrated and Standalone metrology.

•	Continuous proliferation of Nova’s newly announced solutions of ELIPSON, Metrion and FE damascene chemical platform.

•	Continued evolution of our OCD solutions with new generation of Integrated and Standalone metrology platforms (PRISM).

•	Continued investments in research and development programs aimed to generate new organic growth engines for process control.

•	Introduction of advanced Machine Learning solutions (NovaFIT) to enhance metrology measurements and to complement the traditional Physical modeling (NovaMARS).

•
Deepening collaboration with research institutes and customers' development centers, utilizing a variety of our products, leading to our positioning as a long-term technology development and high-volume manufacturing partner.

•
The acquisition of ancosys, a privately held company headquartered in Germany, which was completed in January 2022. Ancosys is a leading provider of chemical analysis and metrology solutions for advanced semiconductor manufacturing.

•
ESG (Environment, Social and Governance) – during 2022 the company has built and embraced an enhanced Corporate Social Responsibility Strategy. We are determined as a company to play a vital role in creating a world that values equality, safety and environmental health for the benefit of future generations to come. We are committed to proactively invest in embedding social responsibility as part of our culture and business management to support our values.

In 2023, we plan to focus on the following:

•	Investing in organization development to enhance our human capital and the strength of our global teams based on our values and culture.

•	Continue to strengthen our competitive market position, through unique innovation and technical leadership.

•	Continue executing our innovation and development plans to meet future industry challenges.

•
Continue executing our well-defined strategy to reach $1 billion in revenues, organically and inorganically. The strategy defines the Company’s growth path in revenue, customers, technology and financial performance.

•
Expand our total available markets by addressing new emerging metrology applications and market segments, through solutions delivery to the challenging buildup of advanced Logic technology nodes, memory scaled VNAND nodes and DRAM scaled devices at leading edge customers.

•	Continue delivery of metrology systems to the trailing edge technology nodes to support new applications ramp up and expansions.

•	Continue the collaborations and joint research programs with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue our products innovation and diversification through several new product introductions to extend the Company’s market leadership and total available market.

•	Continue our plans to generate revenues and competitive edge through SW algorithm and Machine Learning solutions.

•	Strengthening the partnership with our customers and build a “Customer Centric” approach to accommodate and deliver customers’ requirements along the semiconductor lifecycle.

•	Continue investing in developing new approach and methods to Inline materials process control.

•	Continue the post merger integration of ancosys, and build an extensive roadmap for ancosys' chemical metrology products in order to enhance Nova's existing product offering.

•	Create synergy between our product lines towards a combined offering for advanced applications, which require dimensional, material and chemical metrology.

•
Grow our production facilities to meet semiconductor demand and our strategic plans, and continue to develop modern and streamlined core business processes through new ERP and Service CRM infrastructure.

•
Elevate our investment in ESG programs in order to promote social responsibilities programs through our five pillars program (for details refer to   Environmental, Social and Governance (ESG) chapter in Item 4.B in this Annual Report).

The major challenges Nova faces in meeting its plans include:

•	Meeting strategic, development, operational and delivery targets in light of the global macro economical, geopolitical and trade restriction issues across the globe.

•	Outbreak of another COVID-19 variant.

•	Overcoming supply chain challenges in light of continuous shortage, demand and cost.

•	On time delivery of the required solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

•	Identifying the metrology evolution roadmap for future industry needs to meet process control requirements and lead the market.

•	Achieving long-term growth targets while supporting extensive growth in all our activities.

•	Building a solid global infrastructure to accommodate further growth.

In order to address the risks above Nova implemented a global plan to secure the employees safety, guarantee supply chain resiliency, and assure business continuity and continuous support to our customers.

We collaborate with key customers, equipment manufacturers, and research institutes to stay informed about their metrology and process control requirements. This helps us to align our roadmap with their needs and address any technical or roadmap risks and challenges.

It is our belief that Nova has been able to consistently improve its market position as a result of a combination of factors:

•	Optical metrology has become an enabler for the industry over the last few years, sometimes on the account of other metrology and process control methods.

•	Materials metrology has been widely adopted by leading memory and logic/foundry customers. We expect further adoption in the next few years.

•
Nova’s unique metrology portfolio, combining optical, X-ray and chemical metrology for both dimensions and materials. This provides the most advanced portfolio, combining the best innovative metrology capabilities with the best reliability and return on investment.

•	The ability to provide a unique and differentiated technology portfolio sets Nova apart from the competition and adding a competitive edge to our offering.

•	Our solutions are well accepted by leading customers that allow us to gain more market share with additional process steps and new applications.

•	Our ability to closely team with our customers allows us to predict the industry evolution and process control challenges and by that introduce innovative metrology roadmap to solve industry needs.

•	Our diversified portfolio, which is a result of continuous investment in research and development, is becoming more attractive to our customers.

•	Extending our solutions’ base to include hardware and software elements in a coupled offering.

•	Successful track record in completing and integrating inorganic products, as a result of M&A, which allows us to diversify our product offering to expand our addressable markets.

•	Well controlled and efficient operating model to support our profitable growth and operational resiliency.

We anticipate ongoing growth in the adoption of our solutions as the semiconductor manufacturing process becomes increasingly complex and the industry evolves. We believe that our target market is growing as we expand our offering to more stages of the semiconductor manufacturing process and develop innovative new metrology solutions. As the semiconductor production process becomes increasingly challenging, we believe that the need for our diverse portfolio of technologies for both materials and dimensional metrology will continue to grow in the coming years.

5.A	Operating Results

Overview

A substantial portion of our revenues is coming from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

For the distribution of our total revenues, from products and services, by geographic areas, see Note 16A to our consolidated financial statements.

The sales cycle of our systems is long and the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. We schedule production of our systems based upon order backlog and customer forecasts.

Our revenues increased by 37% in 2022 following an increased by 54% in 2021, and an increase of 20% in 2020.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated income statements to our total revenues for the periods indicated:

Percentage of Total Revenues Year ended December 31:

	2020	2021	2022
Revenues from product sales	78%	81%	81%
Revenues from services	22%	19%	19%
Total revenues	100%	100%	100%
Cost of products sale	30%	32%	34%
Cost of services	14%	12%	11%
Total cost of revenues	44%	43%	45%
Gross profit	56%	57%	56%
Operating expenses:
Research and development expenses, net	20%	16%	16%
Sales and marketing expenses	11%	10%	9%
General and administrative expenses	5%	4%	4%
Total operating expenses	36%	30%	29%
Operating profit	21%	27%	26%
Financial income, net	*0%	(1)%	2%
Income before income taxes	21%	26%	28%
Income tax expenses	3%	4%	3%
Net income	18%	22%	25%

* Less than 1%

Comparison of Years Ended December 31, 2022 and 2021

Revenues. Our revenues in 2022 increased by $154.6 million, or 37%, compared to 2021. Revenues attributable to product sales were $464.2 million, an increase of $127.1 million, or 38%, compared to 2021. Revenues attributable to services were $106.6 million, an increase of $27.5 million, or 35%, compared to 2021. The increase in product revenues in 2022 was attributed to higher demand for our products across all main product lines, including revenues from the acquisition of ancosys. The increase in services revenues in 2022 was attributed mainly to the increase in our systems installed base and to higher professional services and time and materials sales.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, amortization of intangible assets and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2022 was $191.4 million. Our gross margin attributable to product revenues in 2022 was 59%, compared to 61% in 2021. The decrease in products gross margins in 2022 is related mainly to a different product mix, to higher supply chain costs and to the revenues from ancosys acquisition which has lower gross margins than the corporate average. Our cost of services in 2022 was $62.4 million, compared to $49.2 million in 2021. Gross margin attributable to service revenues in 2022 was 41%, compared to 38% in 2021. The increase in services gross margins in 2022 is related mainly to the increase in service revenues which also included a more favorable service revenue mix.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from the IIA and the European Community, as well as other funding for research and development activities. Our net research and development expenses in 2022 were $90.5 million, an increase of $24.6 million, or 37%, compared to 2021, after offsetting grants received of $3.1 million in 2022 and $4.9 million in 2021. Research and development expenses excluding grants received or receivable in 2022 were $93.5 million, compared to $70.8 million in 2021, and increased due to higher investment in existing and new products and technologies, higher personnel costs and the acquisition of ancosys. In 2022, net research and development expenses represented 16% of our revenues, same as in 2021.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Our sales and marketing expenses in 2022 were $52.7 million, an increase of $12.9 million, or 32%, compared to 2021. The increase in sales and marketing expenses in 2022 was mainly attributed to the higher personnel costs and higher commissions due to the increase in revenues and the acquisition of ancosys. Sales and marketing expenses represented 9% of our revenues in 2022 compared to 10% of our revenues in 2021.

General and Administrative Expenses. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in 2022 were $23.9 million, an increase of $6.5 million, or 38%, compared to 2021. The increase in general and administration expenses was attributed mainly to higher personnel costs and related overhead, and the acquisition of ancosys. In 2022, general and administration expenses represented 4% of our revenues, same as in 2021.

Financial income (expense), net. Financial income (expenses), net is comprised of interest income, financial expenses related to the Convertible Senior Notes, exchange rate impact and bank charges. In 2022, we recorded $8.5 million of net financial income compared to $3.1 million of net financial expenses in 2021. The increase in financial income was mainly attributed to $3 million decrease in financial expenses related to the Convertible Senior Notes which reflect the adoption of ASU 2020-06, (as described in Critical Accounting Policies above), $4.5 million higher interest income in 2022 due to the increase in global interest rates during 2022, and $2.6 million exchange rate gains in 2022 mainly attributed to revaluation of the USD compares to the NIS.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2022, we recorded $18.2 million of income tax expenses, reflecting effective tax rate of 11%. In 2021, we recorded $16.2 million of income tax expenses, reflecting effective tax rate of 15%. The decrease in the effective tax rate in 2022 is attributed mainly to increase in U.S. territory tax benefits, and the one-time $3.7 million taxes related to elective tax settlement in Israel in 2021.

Comparison of Years Ended December 31, 2021 and 2020 is incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2022.

5.B	Liquidity and Capital Resources

 As of December 31, 2022, we had non-cash working capital of approximately $105 million, compared to working capital of approximately $51 million as of December 31, 2021. The increase  in our working capital in 2022 was mainly due to the increase in trade account receivable and inventories due to the increase in our results in 2022.

Cash and cash equivalents, short-term and long-term deposits and marketable securities as of December 31, 2022 were $529.0 million compared to $552.9 million as of December 31, 2021, and decreased mainly due the acquisition of ancosys, offset by our fluent operating cash flow.

Trade accounts receivables increased from $68.4 million as of December 31, 2021 to $109.3 million as of December 31, 2022. The increase in trade accounts receivables is mainly related to the increase in revenues in 2022.

Inventories increased from $78.7 million as of December 31, 2021 to $116.6 million as of December 31, 2022. The increase in inventory is related to the acquisition of ancosys, new products inventories and to the overall increase in our business levels for products and services.

Operating activities in 2022 generated positive cash flow from operating activities of $119.5  million compared to a positive cash flow from operating activities of $132.3 million in 2021. The decrease in operating cash flow in 2022 is mainly related to working capital requirements during business growth.

The following table describes our investments in capital expenditures during the last three years (US dollars, in thousands):

	2020		2021		2022
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
Electronic equipment	2,742	431	2,356	1,134	3,664	4,155
Office furniture and equipment	28	510	22	283	66	1,055
Leasehold improvements	1,865	867	371	650	8,934	436
Land and buildings	-	-	-	-	-	3,004
Total	4,635	1,808	2,749	2,067	12,664	8,650

In 2022, the investment in capital expenditures was financed from our operating cash flow. In 2023, we expect our capital spending to significantly increase to approximately $35 million, mainly as a result of expected investments in new facilities in Germany and new ERP.

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

We do not have a readily available source of other long-term debt financing such as a line of credit.

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

Joint programs of the European Research Area and the IIA

We participate in European consortia, which are joint programs governed by the Electronic Component Systems (ECSEL) for European Leadership Joint Undertaking (the “JU”) as part of the Horizon 2020 cooperation between the European Research Area and the IIA and starting to participate also in the new Joint Undertaking (the “JU”) framework which is replacing ECSEL, named KDT (Key Digital Technologies) as part of the new Horizon Europe umbrella (the “EU Consortiums”).

Some of the obligations and undertakings specified hereunder in connection with our IIA activities (such as the restrictions under the Innovation Law and obligation to grant certain access rights to our technology and intellectual property rights) apply with respect to some of these joint projects. In addition, the participation in an EU Consortium includes specific obligations, such as the following: The budgeted grant will be paid to the company pursuant to certain rules regarding ‘eligible costs’; Obligation to properly implement the activities assigned under the specific EU Consortium project; Restrictions in contributions of third parties (by service or otherwise); Obligation to keep information up to date and to inform about events and circumstances likely to affect the consortium activity; Obligations related to records keeping, investigations and audits by the JU in order to verify the proper implementation of the specific EU Consortium project and compliance with the obligations under the terms of the program, including assessing deliverables and reports during a period of up to two years following the receipt by the company of the full grant payment; Obligations related to Intellectual property allocation generated by an EU Consortium, background intellectual property designation prior to the commencement of the EU Consortium’s project and the provision of access rights to results obtained as part of the EU Consortium. Breach of such obligations may result in the reduction of the aggregate expected grant amount or claiming back previously received grants. In addition, the company may be subject to administrative and financial penalties such as temporary exclusion from all JU European Consortia and fines of up to 10% of the maximum expected grant, as well as to contractual liabilities.

European Research Area program

We also participate in European consortia which are not part of the JU (Joint Undertaking) program, thus, these programs are funded only by the European commission with no national funding from the Israel Innovation Authority. The restrictions under the Israeli Innovation Law do not apply to the project under these programs. Some of the specific obligations mentioned in the previous paragraph apply to the projects under these programs.

Past royalty bearing programs and royalties arrangements

Some of our previous research and development efforts were financed in part through royalty-bearing grants. We were obligated to pay royalties from sales of products funded with these grants. This obligation included different annual interest rates ranging up to 5%. In August 2016, we entered into a royalty buyout arrangement (the “Arrangement”) with the IIA. As part of the Arrangement we paid approximately $12.9 million to the IIA in in September 2016. The contingent net royalty liability to the IIA at the time we executed the Arrangement was approximately $24 million. As a result of the foregoing payment, we are released from any future royalty payments on these previous funds received from the IIA. However, to the extent that we will be able to commercialize products that were developed as part of IIA programs and were declared as “failed” at the time of the Arrangement, we will be required to pay royalties to the IIA from income generated from such commercialization. Currently, we do not anticipate that such failed projects will generate revenues in the future. We note that the Arrangement does not release the Company from other obligations towards the IIA as further detailed herein. In addition, in the future, we may, alone or together with third parties, participate in research and development programs, which may bear royalty obligations (depending on the specific terms of the applicable program).

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

5.D	Trend Information

For Information regarding most significant recent trends in our market, see “Item 4B– Our Market – The World Economy – Update” in this Annual Report.

5.E	Critical Accounting Estimates

We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 to our consolidated financial statements, which are included elsewhere in this Annual Report. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with the United States of America generally accepted accounting principles (U.S. GAAP). We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

To support our service operations, we maintain service spare parts inventory and reduce the net carrying value of this inventory over the service life.

Business Combination

The results of an acquired business in a business combination are included in the Company’s consolidated financial statements from the date of acquisition according to the guidance of ASC Topic 805, “Business Combinations.” The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

Following the adoption of ASU 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” for all business combinations with acquisition date from January 1, 2022, the Company applies ASC 606 “Revenue from Contracts with Customer”, to recognize and measure contract assets and contract liabilities on the acquisition date.

Contingent consideration incurred in a business combination is included as part of the purchase price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

Acquisition related costs incurred by the Company are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

Goodwill

Goodwill and other purchased intangible assets have been recorded as a result of the acquisition of ReVera and ancosys. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired, and related liabilities.  Goodwill amount on December 31, 2022 was $49 million.

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

Following the adoption of ASU 2017-04, "Simplifying the Test for Goodwill Impairment", as part of the quantitative goodwill impairment test, any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit.  For the year ended December 31, 2022, we performed an annual impairment analysis, and no impairment losses have been identified.

Intangible assets

 As a result of previous acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $43.6 million and $2.6 million as of December 31, 2021 and 2022, respectively.

 We allocate the purchase price to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. These valuations require management to make significant estimations and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include future expected cash flows from technology acquired, backlog and customer relationships. Management’s estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

Intangible assets are comprised of acquired technology and customer relations.

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

Our accounting for certain income tax effects is incomplete, but we have determined reasonable estimates for those effects. Our reasonable estimates are included in our financial statements as of December 31, 2022.

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

Convertible senior notes

The Company accounts for its convertible senior notes in accordance with ASC 470-20 "Debt with Conversion and Other Options" including Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06). This simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company adopted ASU 2020-06 using the modified retrospective method as of January 1, 2022. For additional information, see Note 11 to our consolidated financial statements contained elsewhere in this Annual Report.

For a discussion of other significant accounting policies used in the preparation of our financial statements and recent accounting pronouncements, see Note 2 to our consolidated financial statements contained elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

6.A	Directors and Senior Management

The following is the list of senior management and directors as of February 13, 2023:

Name	Age	Position
Avi Cohen (1)(2)	69	Interim Chairman of the Board of Directors
Michael Brunstein (3)	79	Director
Raanan Cohen (2)(3)	67	Director
Zehava Simon (1)(2)	64	Director
Dafna Gruber (1)(3)	57	Director
Sarit Sagiv (1)(2)	54	Director
Eitan Oppenhaim	57	Director, President and Chief Executive Officer
Gabriel Waisman	52	Chief Business Officer*
Dror David	53	Chief Financial Officer
Shay Wolfling	51	Chief Technology Officer
Adrian S. Wilson	51	President of US subsidiary & General Manager Material Metrology Division
Effi Aboody	52	Corporate VP and General Manager Dimensional Metrology Division

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the Nominating governance and sustainability committee

* On February 21, 2023, Nova announced changes in senior leadership positions. Gaby Waisman, who has served as the Nova’s Chief Business Officer since 2016, was appointed as the Nova’s Chief Executive Officer & President. Eitan Oppenhaim, who has served as Nova’s Chief Executive Officer and President since 2013, was appointed as Executive Chairman of the Board, succeeding Dr. Michael Brunstein. The changes will take place simultaneously on March 31, 2023. Certain amendments to executives’ compensation terms following the abovementioned changes are expected to be brought for approval of the Company’s shareholders in the coming annual general meeting of shareholders.

Mr. Avi Cohen has served as a director of the Company since 2008 and in December 2022 our Board of Directors appointed Mr. Cohen as the interim chairperson of our board of directors while Dr. Michael Brunstein absent for health related reasons. He also, serves as executive chairman of XJet Ltd. (a private company) and ZOOZ Power Ltd. (a public company) as well as on the board of directors of Cortica Ltd. and CGS Tower Networks Ltd.  From July 2016 to September 2017 Mr. Cohen served as the chief executive officer of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 until the merger, Mr. Cohen served as the chief executive officer of RR Media. Prior to that, until March 2012, Mr. Cohen served as president and chief executive officer of Orbit Technologies, a public company traded on the TASE. From September 2006 to December 2008, Mr. Cohen served as chief operating officer and deputy to the chief executive officer of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC). From 2003 he was a group vice president, corporate officer and member of the executive management committee. From 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as chief executive officer of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds B.Sc. and M.Sc. degrees in electrical engineering and applied physics from Case Western Reserve University, USA.

Dr. Michael Brunstein was named chairman of our board of directors in June 2006, after serving as member of our board of directors from November 2003. Between the years 1990 and 1999, Dr. Brunstein served as Managing Director of Applied Materials Israel Ltd. Prior to that, Dr. Brunstein served as President of Opal Inc., and as a Director of New Business Development in Optrotech Ltd. Dr. Brunstein holds a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem, and a M.Sc. and a Ph.D. in Physics from Tel-Aviv University, Israel.

Mr. Raanan Cohen was appointed as a director of the Company by our board of directors in February 2014. Prior to that and until December 2012, Mr. Cohen has served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on Nasdaq. Mr. Cohen has also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., a private company. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University of Jerusalem, Israel.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Effective as of May 2018, and our adoption of the exemption under the Regulation (as defined below), Ms. Simon is no longer classified as an external director under the Companies Law.  Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd., a public company traded on Nasdaq and TASE, Nice Systems, a public company traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University of Jerusalem, Israel, a law degree (LL.B.) from Reichman University (formerly, the Interdisciplinary Center in Herzliya, Israel) and an M.A. in Business and Management from Boston University, USA.

Ms. Dafna Gruber was elected as the Company’s external director in accordance with the provisions of the Companies Law in April 2015 and reelected in April 2018. Effective as of May 2018, and our adoption of the exemption under the Regulation, Ms. Gruber is no longer classified as an external director under the Companies Law.  Ms. Gruber has broad experience serving as chief financial officer and a senior executive management member in leading hi-tech companies traded on both Nasdaq and TASE. Ms. Gruber serves as the chief financial officer of Netafim Ltd., a private company. Prior to that she served as chief financial officer in various companies including Aqua security Ltd. Landa Corporation Ltd. and Clal Industries Ltd.  From 2007 until 2015, Ms. Gruber served as the chief financial officer of Nice Systems Ltd., a public company traded on Nasdaq and TASE responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as chief financial officer. Ms. Gruber currently serves as an external director at ICL group Ltd., and a board member of Cellebrite Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel-Aviv University, Israel.

Ms. Sarit Sagiv was appointed to serve as a director of the Company by our board of directors in August 2021. Ms. Sagiv serves as a member of the Investments Committee of Phoenix Insurance and as a member of the board of directors of OPC Energy Ltd., a public company traded on TASE. Ms. Sagiv had served as General Manager of the Global Business division at Amdocs (Nasdaq: DOX) between 2016 and 2020. Prior to this role, Ms. Sagiv served as the Chief Financial Officer of Nice Ltd. (NASDAQ and TASE: NICE), with responsibility for the finance, legal, operations and IT areas, as well as the Chief Financial Officer of Retalix Ltd. (Nasdaq and TASE: RTLX). Ms. Sagiv also held various other Chief Financial Officer and senior financial positions. Ms. Sagiv is a certified public accountant. She holds a B.A. in Accounting and Economics and an MBA, both from Tel-Aviv University, Israel and an M.A. in Law from Bar Ilan University, Israel.

Mr. Eitan Oppenhaim has been serving as the President and Chief Executive Officer of the Company since July 31, 2013, and was appointed by our board of directors to also serve as a director in October 2019. Prior to this, Mr. Oppenhaim served as the Executive Vice President Global Business Group, beginning in November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd. Prior to that, from 2002 until 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 until 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 until 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a B.A. in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University of the Negev, Beer Sheva, Israel.

Mr. Gabriel Waisman joined Nova in 2016 as our Chief Business Officer, responsible for the Company’s customer facing groups, including global sales, marketing, customer support and applications. Mr. Waisman brings over 23 years of managerial expertise in a global geographically dispersed environment, and extensive experience in working with pioneering multidisciplinary technologies, particularly within the electronics and telecom sectors. Prior to joining Nova, Mr. Waisman served as President at Orbotech Pacific (Orbotech LTD, Hong Kong) from August 2013 until April 2016 and Orbotech West (Orbotech Inc., USA) from May 2011 until July 2013, where he was responsible for sales and marketing, finance and operations, and customer support. Previous to this, from June 2003 until May 2011, Mr. Waisman served in various managerial positions at Alvarion Technologies Ltd., starting as Strategic Marketing Director, EMEA, and moving on to Vice President of Strategic Accounts, General Manager of West Europe, followed by Managing Director, Asia-Pacific. Mr. Waisman has also served as EMEA Regional Sales and Marketing Director (Broadband division) at Comverse Ltd. Mr. Waisman holds a B.Sc. in Electronic Engineering from the Technion – Israel Institute of Technology, Haifa, Israel and an MBA in Business Administration from the Tel-Aviv University, Israel.

Mr. Dror David has served as the Chief Financial Officer since November 2005. Mr. David joined Nova in April 1998, as the Company’s Controller, and since then served in various financial and operational positions, including the position of Vice President of Resources, in which he was responsible for the finance, operations, information systems and human resources functions of the Company. Mr. David was also a leading member in the Company’s initial public offering on Nasdaq in 2000, the Company’s private placement in 2007 and the Company's secondary offering in 2010. Prior to joining Nova, Mr. David spent five years in public accounting with Deloitte Touch in Tel Aviv, specializing in industrial high-tech companies. Mr. David is a Certified Public Accountant in Israel, holds a B.A. in Accounting and Economics from Bar Ilan University, Israel, and an MBA. from Derby University of Britain.

Dr. Shay Wolfling joined Nova in 2011, as Chief Technology Officer. Prior to joining Nova, Dr. Wolfling was an R&D manager at KLA-Tencor-Belgium (formerly ICOS Vision Systems, a public traded company acquired by KLA in 2008), where he led multidisciplinary metrology & inspection development projects. From 2000 until its technology acquisition by ICOS in 2005, Dr. Wolfling was a founder and Vice President of Research and Development of Nano-Or-Technologies, a start-up company with a proprietary technology for 3D optical measurements. Dr. Wolfling helped Nano-Or develop from the idea stage to initial product sales. Prior to founding Nano-Or, Dr. Wolfling was a project manager in Y-Beam-Technologies, a start-up offering laser-based skin treatments. Dr. Wolfling has several patents under his name in the field of optical measurements. Dr. Wolfling holds a B.Sc. in physics and mathematics from the Hebrew University of Jerusalem, Israel, a second degree in physics from Tel-Aviv University, Israel and a Ph.D. in physics from the Hebrew University of Jerusalem, Israel.

Mr. Adrian S. Wilson joined Nova in January 2018 as General Manager Material Metrology Division and President of our U.S. subsidiary, Nova Measuring Instruments, Inc. Mr. Wilson has over 30 years of Semiconductor capital equipment and materials experience. Mr. Wilson joins us from Nanometrics Inc., where he held the position of Vice President & General Manager of Advanced Imaging and Analytics Business Unit. Prior to Nanometrics Inc., he held the position of Managing Director of Element Six Technologies Ltd., the non-abrasive arm of the synthetic diamond group of DeBeers, focused on thermal management and optical components for the semiconductor industry. Mr. Wilson has experience in leading both start-ups and divisions within large public multi-national companies, including KLA, FormFactor Inc. and Phoenix X-ray Systems & Services Inc., a capital equipment start-up. Mr. Wilson holds a bachelor’s degree in Electronics Engineering, post Grad in Marketing Management and a MBA in Technology Management. Mr. Wilson’s accreditations include Fellow of the Chartered Institute of Marketing (UK) and Fellow of the Institute of Directors (UK).

Mr. Effi Aboody has served as our Corporate VP and General Manager Dimensional Metrology Division since September 2019. Mr. Aboody joined Nova in 2016 as Vice President and Head of the Global Applications team. Mr. Aboody started his career at Intel Corporation Ltd  in 1996 as an Integration engineer, working in Portland and California R&D centers, in both logic and memory devices, followed by several managerial positions including Process Integration , Sort testing manager and Yield manager. In 2008, Mr. Aboody served as Yield and Integration Departments at Numonyx Ltd focusing on NOR flash memory process and reliability. In 2011, Mr. Aboody managed the Engineering and Yield Departments at Micron Technology Ltd Fab12. In 2013, Mr. Aboody returned to Intel Corporation to manage the Fab28 Yield Organization, responsible for CPU and SoC outgoing yield performance, defects and Labs. Mr. Aboody holds an Executive MBA from Tel-Aviv University, Israel and a B.Sc. in Materials Engineering from Ben-Gurion University of the Negev, Israel.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B	Compensation

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our board and senior management members listed in item 6.A in this Annual Report, with respect to the year ended December 31, 2022 (consisting of 12 persons) was approximately $13 million. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement, or similar benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2022 annual general meeting of shareholders in accordance with Israeli regulations.

Terms of employment of Mr. Eitan Oppenhaim, our President and Chief Executive Officer and a member of the board of directors, as approved by our shareholders, are as follows:

General

 (i) a monthly base salary of NIS 172,500 (approximately US $49,450); (ii) an annual bonus of up to eighteen (18) monthly base salaries (with additional payment of up to twenty four (24) monthly base salaries in the case of over achievement), subject to objectives which are annually predetermined by the board of directors and its committees, in accordance with our compensation policy; (iii) in connection with termination of employment (other than for cause), a three month advance notice and a six month adjustment period, during which Mr. Oppenhaim will be entitled to all of his compensation elements, and to the continuation of vesting of his options. In the event of employment termination during a fiscal year (unless for cause), the bonus shall be prorated (subject to certain adjustments); (iv) customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (v) subject to required approvals under applicable law, a directors and officers insurance, including a “run-off” insurance policy; (vi) non-disclosure, non-compete and ownership of intellectual property undertakings; and (vii) monthly travel expenses or a Company car, cellular phone, a land line phone, toll road expenses, a laptop computer and other expense reimbursements pursuant to the Company general policies.

Equity-Based Compensation

Since January 1, 2020 until December 31, 2022, per the approval of the respective annual general meeting of shareholders, Mr. Oppenhaim was granted a total of 80,915 restricted share units. In addition, Mr. Oppenhaim was granted in July 2020,  July 2021 and July 2022, a total of 80,915 performance based restricted units that vest over a period of three (3) years, provided that the Company meets or exceeds the performance targets for vesting set by the compensation committee and board of directors of the Company, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Oppenhaim. In the event a portion of these restricted share units fails to vest, such portion will be carried forward to the third vesting date and will vest if the Company’s average annual return on equity based on net income during the previous three (3) years shall be no less than ten percent (10%).

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

Directors and Officers Equity Based Compensation

As of February 13, 2023, a total of 194,414 options to purchase our ordinary shares and 205,589 RSU’s were outstanding and held by certain directors and senior management members listed in item 6.A in this Annual Report (consisting of 12 persons), of which 150,647 options are currently exercisable or exercisable within 60 days of February 13, 2023. 130,771 shares are held by trustee due to vested RSUs and 648 RSU’s will vest within 60 days of February 13, 2023. See “Item 6E. Share Ownership” in this Annual Report.

In accordance with our current equity-based compensation policy, the exercise price of granted options is equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

Compensation of Directors

As approved by our shareholders in June 23, 2022, we adopted a new compensation scheme for non-executive directors (other than the chairperson of our board of directors), which does not include any pay per meeting, as follows:

(i) an annual cash payment of NIS 210,000 (approximately US$65,000) with additional annual payment for service on board committees as follows: NIS 42,000 (approximately US$13,000) (or NIS 63,000 (approximately US$19,500) for the chairperson) for each member of the audit or compensation committee; and NIS 30,000 (approximately US$9,000) (or NIS 44,000 (approximately US$13,500) for the chairperson) for each member of the nominating committee or any other Board Committee;

(ii) in the event of a director appointed by our board of directors, a one-time equity award of restricted share units of up to $170,000 prorated based on the number of days between the date of appointment to our board of directors and the date of the first annual general meeting of our shareholders following such appointment, which will vest over a period of four (4) years; and

(iii) each non-employee director will be granted equity awards of restricted share units, on an annual basis on the date of our annual general meeting of the Company’s shareholders, under our incentive plan (provided the director is still on our board of directors) at a value of $170,000, which will vest over a period of four (4) years, subject to such director’s continued service through such date.

Our shareholders further approved that the chairperson of the Board will be entitled to an annual compensation of NIS 360,000 (approximately US$103,200) and an annual equity grant of restricted share units at a value of $600,000.

On June 23, 2022, our shareholders approved our current compensation policy.

The full text of our current compensation policy was included as Appendix A to the proxy statement attached to our report on Form 6-K, furnished to the Securities and Exchange Commission on May 18, 2022 and is filed as an exhibit to this Annual Report as Exhibit 4.7.

6.C	Board Practices

Our Amended and Restated Articles of Association, as adopted by the Company’s shareholders on June 24, 2021, or the Articles, provide that we may have between five and nine directors. Our board of directors currently consists of seven directors, three of which are female directors.

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

Our board of directors has determined that all of our directors, except for Mr. Oppenhaim, qualify as ‘‘independent directors’’ as defined by the Nasdaq Stock Market Rules.

  Our Articles provide that directors may be elected at our annual general meeting of shareholders by a vote of the holders of more than 50% of the total number of votes represented at such meeting, not taking into consideration abstention votes. In addition, our board of directors is authorized to appoint directors, at its discretion, provided that the total number of directors does not exceed the maximum number of directors permitted by the Articles. Our directors serve as such until the next annual general meeting of our shareholders.

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

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

Audit Committee

Our Audit Committee is comprised of Sarit Sagiv (Chairperson), Zehava Simon, Avi Cohen and Dafna Gruber. The audit committee is responsible to provide oversight of the accounting and financial reporting process of the Company and the audits of the financial statements of the Company, and assist the Board in its oversight of (i) the integrity of the Company's financial statements and other published financial information, (ii) the Company's compliance with applicable financial and accounting related standards, rules and regulations, (iii) the selection, engagement and termination, subject to shareholder approval, of the Company's independent auditor, (iv) the pre-approval of all audit, audit-related and all permitted non-audit services, if any, by the Company's independent auditor, and the compensation therefor, (v) the Company's internal controls over financial reporting and (vi) risk assessment and risk management, including cyber risks.

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

Compensation Committee

Our Compensation Committee is comprised of Zehava Simon (Chairperson), Avi Cohen, Raanan Cohen and Sarit Sagiv. The function of the compensation committee is described in the approved charter of the committee, and includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s officers, directors and executives and the overall compensation programs and reviewing and approving, or if required by law, approving and recommending for approval by the board of directors, grants and awards under the Company’s equity incentive plans. The primary objective of the committee is to oversee the development and implementation of the compensation policies and plans that are appropriate for the Company in light of all relevant circumstances, and which provide incentives that fit the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing shareholder’s value.

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

Nominating Governance and Sustainability Committee

Our Nominating Governance and Sustainability Committee is comprised of Raanan Cohen (Chairperson), Michael Brunstein, and Dafna Gruber. The function of the nominating committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. In June 2022, our board of directors  expanded the committee’s responsibilities to also include recommending to the Board on governance matters and for developing and recommending to our board of directors business conduct and ethics guidelines, applicable to the Company, including overseeing the Company’s policies, programs and strategies related to environmental, social and governance (“ESG”) matters, periodically reviewing such guidelines and recommending any changes thereto, and overseeing the evaluation of our board of directors and management.

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

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or her compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the chief executive officer even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the chief executive officer must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see above —“Board of Directors' Committees – Compensation Committee" in this Annual Report) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the chief executive officer of the company does not have to be approved by the shareholders of the company, provided that: (i) the chief executive officer is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction are consistent with the provisions of the company's compensation policy. Under the Companies Law, non-material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the chief executive officer), require only the approval of the compensation committee.

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

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once in every three years. The current compensation policy was approved by our shareholders on June 23, 2022.

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

6.D	Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

As of December 31,	2020(*)	2021(*)	2022(*)
Total Personnel	713	819	1,177
Located in Israel	385	428	505
Located abroad	328	391	672
In operations	129	176	280
In research and development	300	328	462
In global business	263	240	311
In general and administration	49	75	124

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

Based on information provided to us, our 12 directors and senior management members listed in Item 6.A in this Annual Report, have had, as a group, sole voting and investment power for 281,418 shares beneficially owned by them as of February 13, 2023 (representing approximately 1% of the 28,680,998 issued and outstanding ordinary shares of our company as of such date). Such number includes 150,647 shares subject to options that are immediately exercisable or exercisable within 60 days of February 13, 2023 (with expiration dates ranging between 2023 and 2029; exercise prices ($/share) ranging between $11.28 and $102.35), 130,771 shares held by the trustee due to vested RSUs, and 648 RSUs to be vested within 60 days as of February 13, 2023. Each of such directors and senior management members beneficially owned less than 1% of our company’s shares as of such date.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 13, 2023 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans under which we have outstanding equity grants, are described below:

2007 Incentive Plan (which was active until October 2017) - As of December 31, 2022, options to purchase 4,304,112 ordinary shares at an exercise prices which range from $0.43 to $24.96, the fair market value of our shares on the dates of grant, were granted under this plan of which, as of December 31, 2022, 3,039,511 options were exercised, 46,812 options were outstanding and exercisable, 1,217,789 options had been cancelled and no options were outstanding and unvested. As of December 31, 2022, a total of 834,142 RSU’s had been granted, of which 728,223 had vested, 105,919 had been cancelled and no RSU's were outstanding. Following adoption of 2017 share incentive plan, as detailed herein, we have ceased granting equity under the 2007 incentive plan.

2017 Share Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our board of directors on August 1, 2017, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2022, options to purchase 635,877 ordinary shares at an exercise prices which range from $22.56 to $102.35, the closing price of the Company's ordinary shares on Nasdaq on the day of grant, were granted under this plan of which, as of December 31, 2022, 196,473 options were exercised, 243,899 options were outstanding and exercisable, 195,505 options had been cancelled and 54,766 were outstanding and unvested. As of December 31, 2022, 1,078,671 RSU’s had been granted, of which 502,011 RSU’s had vested, 92,029 had been cancelled and 484,721 RSU's were outstanding. On June 23, 2022, our shareholders (following an approval by our compensation committee and board of directors), approved the Company's compensation policy, which includes, among others, provisions relating to equity-based compensation for Nova's executive officers.

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

Our equity-based compensation policy, provides, among others, that the exercise price for each option will be equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

For additional information regarding our employees’ incentive plans, see Note 10 of our consolidated financial statements, contained elsewhere in this Annual Report.

6.F	Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholder and Related Party Transactions

7.A	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the dates indicated below for each shareholder who we know beneficially owns five percent or more of the outstanding ordinary shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 28,680,998 ordinary shares outstanding as of February 13, 2023.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Wasatch Advisors Inc. (1)	2,882,156	10.05%
Menora Mivtachim Holdings Ltd. (2)	2,299,934	8.02%
FMR LLC (3)	2,252,097	7.85%
Migdal Insurance & Financial Holdings Ltd. (4)	1,982,699	6.91%
Harel Insurance Investments & Financial Services Ltd. (5)	1,964,559	6.85%

(1)	The information is based upon Amendment no. 3 Schedule 13G/A filed with the SEC by Wasatch Advisors Inc. on February 8, 2023 regarding holdings as of December 31, 2022.

(2)
The information is based upon Amendment no. 5 to Schedule 13G/A filed with the SEC by Menora Mivtachim Holdings Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtahim Insurance Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. and Shomera Insurance Company Ltd. on February 14, 2023 regarding holdings as of December 31, 2022.

(3)	The information is based upon Amendment no. 1 to Schedule 13G/A filed with the SEC by FMR LLC, its subsidiaries and Abigail P. Johnson on February 9, 2023 regarding holdings as of December 31, 2022.

(4)	The information is based upon Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd. on January 26, 2023 regarding holdings as of December 31, 2022.

(5)
The information is based upon Amendment no. 9 to Schedule 13G/A filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on January 17, 2023 regarding holdings as of December 31, 2022.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage of ownership of Migdal Insurance & Financial Holdings above 5% in 2020; (ii) the decrease in the percentage of ownership by The Phoenix Holdings Ltd., Itshak Sharon (Tshuva), and Delek Group Ltd below 5% in 2020; (iii) the decrease in the percentage of ownership by Adage Capital Partners LP, Adage Capital Partners GP, L.L.C and Adage Capital Advisors L.L.C below 5% in 2021; (iv) the increase in the percentage of ownership by Wasatch Advisors Inc. above 5% in 2020 and the additional increase to above 10% in 2022. (v) the increase in the percentage of ownership by FMR LLC above 5% in 2021.

As of February 13, 2023, our ordinary shares were held by 10 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 13, 2023, 9 registered holders were U.S. domicile holders and held approximately 0.0002% of our outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

7.B	Related Party Transactions

In June 2022, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $40 million (including $10 million Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee in accordance with the framework under our compensation policy.

Our compensation policy authorizes the Company, as long as the compensation policy is in effect, to extend and/or renew the directors’ and officers’ liability insurance or enter into a new insurance policy, provided however, that the insurance transaction complies with the following conditions: (i) the limit of liability of the insurer will not exceed the greater of $50 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; and (ii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which will determine that the sums are reasonable considering our exposures, the scope of coverage and the market conditions and that the insurance policy reflects the current market conditions, and it will not materially affect our profitability, assets or liabilities.

Further, upon circumstances to be approved by the compensation committee (and, if required by law, by the board of directors), we will be entitled to enter into a "run off" insurance policy of up to seven years, with the same insurer or any other insurance, as follows: (i) the limit of liability of the insurer will not exceed the greater of $50 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; and (ii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which shall determine that the sums are reasonable considering our exposures covered under such policy, the scope of cover and the market conditions, and that the insurance policy reflects the current market conditions and that it will not materially affect our profitability, assets or liabilities.

We may also extend the insurance policy in place to include cover for liability pursuant to a future public offering of securities. The insurance policy as well as the additional premium should be approved by the compensation committee (and if required by law, by the board of directors) which will determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the insurance policy reflects the current market conditions, and it does not materially affect our profitability, assets or liabilities.

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

Following the approval by our shareholders at the annual general meeting held on June 23, 2022, and as provided in our compensation policy, we have exempted our directors and officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis our company, to the extent permitted by applicable law.

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

See “Item 17. Financial Statements” in this Annual Report.

Legal Proceedings

From time to time, we or our subsidiaries may be a party to legal proceedings and claims in the ordinary course of business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows. We are currently not involved in any significant proceedings.

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

9.B	Plan of Distribution

Not applicable.

9.C	Markets

              Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “NVMI” and on the Tel Aviv Stock Exchange Ltd.

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A	Share Capital

Not applicable.

10.B	Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

10.C	Material Contracts

Acquisition of ancosys GmbH

In January 2022, we consummated from existing funds the acquisition of 100% of the equity of ancosys GmbH, a privately held company headquartered in Pliezhausen Germany, in an all-cash transaction valued at approximately $92 million, including a performance based earn out of approximately $10 million. The agreement dated November 16, 2021 by and among Nova Ltd., Nova Measuring Instruments GmbH, ancosys GmbH and the Representative (named therein) is filed as exhibit to this Annual Report. See Note 3 to our consolidated financial statements included within this Annual Report.

Israeli Lease Agreement

A summary of our Israeli Lease Agreement is attached as Exhibit 4.8 to this Annual Report. See Note 12 to our consolidated financial statements included within this Annual Report.

Convertible Senior notes

For a description of our issuance of convertible notes, see Note 11 to our consolidated financial statements included within this Annual Report.

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

Israeli Taxation

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of some Israeli tax consequences to persons owning our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include, not for profit organizations, pension funds and other exempt institutional investors, traders in securities, partnerships and other transparent entities, individuals under the tax regime for “new immigrants” or “returning residents” and other taxpayers who are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

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

In the past, we had elected to be taxed under the Alternative Track (and in subsequent years elected to forego this tax regime and elected to adopt the Preferred Technological Enterprise regime as mentioned below.

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

In December 2021, we entered into an elective tax agreement with the Israeli Tax Authorities and opt-in with the new amendment. The reduced corporate income tax on the Trapped Profits was approximately $5.8million, or 10%, and was provided for in the 2021 financial statements of operations, net of related provisions. We currently intend to reinvest any income derived from our Approved Enterprise program and not to distribute such income as a dividend. See also Note 11B to our consolidated financial statements contained elsewhere in this Annual Report.

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, which was effective as of April 1, 2005, changed certain provisions of the Investments Law, or the 2005 Amendment. An eligible investment program under the 2005 Amendment qualified for benefits as a “Beneficiary Enterprise” (rather than as an Approved Enterprise, which status is still applicable for investment programs approved prior to April 1, 2005 and/or investment programs under the Grant Track). According to the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center. As a result, a company was no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that had a Beneficiary Enterprise may, at its discretion, approach the ITA for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

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

Similar to the previously available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years (“Trapped Profits”), depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. If the company pays a dividend out of income derived from the Beneficiary Enterprise during the benefits period and such dividend is actually paid at any time up to 12 years thereafter, except with respect to a foreign investment company (an “FIC”), in which case the 12-year limit does not apply, such income will be subject to withholding tax at the rate of 15% (in case of non-Israeli shareholders – subject to the receipt in advance of valid certificate from the ITA allowing the 15% tax rate, or a lower rate under a tax treaty, if applicable). A Company that pays dividend out of Trapped Profits will be subject to tax with respect to the amount distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable.

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

In December 2021, we entered into an elective tax agreement with the Israeli Tax Authorities and opt-in with the new Amendment. The reduced corporate income tax on the Trapped Profits was approximately $5.8million, or 10%, and was provided for in the 2021 financial statements of operations, net of related provisions. We had three Approved Enterprise plans under the Investments Law, which entitled us to certain tax benefits. In addition, in 2011, based on Company investments in property and equipment in the years 2008 and 2009, the Company submitted the applicable form as a Benefited Enterprise in accordance with the 2005 Amendment to the Investments Law. The year of election was 2010.

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

Dividends distributed from preferred income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0% (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% (with respect to non-Israeli shareholders – subject to the receipt in advance of a valid certificate from the ITA allowing the reduced 20%, or such lower rate as may be provided in an applicable tax treaty), (ii) Israeli resident individuals – 20% (iii) non-Israeli residents - 20% or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate.

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

The provisions of the 2011 Amendment do not apply to existing “Beneficiary Enterprises” or “Approved Enterprises”, which will continue to be entitled to the tax benefits under the Investments Law, as has been in effect prior to the 2011 Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the ITA, not later than the date prescribed for the filing of the company’s annual tax return for the respective year. A company owning a Beneficiary Enterprise or Approved Enterprise which made such election by June 30, 2015, will be entitled to distribute income generated by the Approved/Beneficiary Enterprise (which is not related to Trapped Profits) to its Israeli corporate shareholders tax free.

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

The new incentives regime will apply to “Preferred Technological Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were on average at least 7%  out of the company's turnover or exceeded NIS 75 million (approximately $21 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the Company’s financial statements as R&D expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.2 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more, over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.8 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more, over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition is part of a group that has total annual consolidated revenues at least NIS 10 billion (approximately $2.73 billion).

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing the 20% reduced tax rate or a reduced rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are, distributed to a foreign company that holds solely or together with other foreign companies at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, and subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Generally, the capital gain accrued by individuals on the sale of our ordinary shares will be taxed at their marginal tax rates and capped at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, 10% or more of one of the Israeli resident company’s “means of control”) at the time of sale or at any time during the preceding twelve (12) months period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be capped at the rate of 30%.

The Real Gain derived by corporations will be generally subject to the ordinary corporate tax rate (23% in 2018 and thereafter).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2022 for individuals, unless the benefiting provisions of an applicable treaty applies.

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions, among other things, are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed; and (iii) with respect to our ordinary shares listed on a recognized stock exchange outside of Israel, so long as neither the shareholder nor the particular capital gain is otherwise subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. Non-Israeli corporations will not be entitled to the foregoing exemptions if (i) an Israeli resident has a controlling interest, directly or indirectly, alone or together with another (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), or together with another Israeli resident, exceed 25% in one or more of the “means of control” in such non-Israeli resident corporation or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

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

Dividends

A distribution of dividends from income, which is not attributed to an Approved Enterprise/Beneficiary Enterprise/Preferred Enterprise/Preferred Technological Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Distribution of dividends from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise is generally subject to a withholding tax at source at the rate of 20%. However, if such dividends are distributed to an Israeli company, no withholding tax is imposed, although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% (in case of a non-Israeli shareholder – subject to the receipt in advance of a valid certificate from the ITA allowing the reduced 20% or such lower rate as may be provided in an applicable tax treaty may apply). Dividends distributed from income attributed to an Approved Enterprise and/or a Beneficiary Enterprise are generally subject to a withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders – subject to the receipt in advance of valid certificate from the ITA allowing the reduced 15% tax rate or such a reduced tax rate as may be provided under an applicable tax treaty).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 663,240 for 2022 (NIS 698,280 for 2023), which amount is linked to the Israeli Consumer Price Index, (including, but not limited to income derived from dividends, interest and capital gains).

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the holder’s particular circumstances, including, but not limited to:

•	persons who own, directly, indirectly or constructively, 10% or more (by voting power or value) of our outstanding voting shares;

•	persons who hold the ordinary shares as part of a hedging, straddle or conversion transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons who acquire their ordinary shares in a compensatory transaction;

•	broker-dealers;

•	insurance companies;

•	regulated investment companies;

•	real estate investment companies;

•	qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

•	traders who elect to mark-to-market their securities;

•	tax-exempt organizations;

•	banks or other financial institutions;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to ordinary shares being taken into account in an applicable financial statement;

•	U.S. expatriates and certain former citizens and long-term residents of the United States; and

•	persons subject to any alternative minimum tax.

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

Dividends paid by us generally will be foreign source, “passive income” for U.S. foreign tax credit purposes. U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received on the ordinary shares. The Code provides limitations on the amount of foreign tax credits that a U.S. holder may claim. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which these U.S. holders elect to do so for all foreign income taxes. Recently issued U.S. Treasury Regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 restrict the availability of any such credit based on the nature of any withholding tax imposed by the foreign jurisdiction. The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether you would be entitled to this credit.

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

Gain or loss recognized by a U.S. holder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other taxable disposition of ordinary shares by a holder who is a resident of the U.S. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes. However, if a U.S. holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to such U.S. holder under such convention or if the Israeli tax paid is refundable, the U.S. holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of Israeli tax paid or the amount of Israeli tax refunded. In addition, pursuant to applicable United States Treasury regulations, if a U.S. holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a U.S. holder and foreign tax credits are complex, and U.S. holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable treaty and the potential impact of applicable United States Treasury regulations.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2021. Under the asset test, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2022. Nonetheless, there is a risk that we were a PFIC in 2022 or we will be a PFIC in 2023 or subsequent years. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

10.I	Subsidiary Information

Not applicable.

10.J	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows. We are exposed to market risk in the area of foreign exchange rates, as described below.

We do not utilize financial instruments for trading purposes and hold no derivative financial instruments that could expose it to significant market risk.

Impact of Currency Fluctuation

Because our results are reported in U.S. Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily NIS and Euro) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2022, the value of the U.S. dollar revaluated against the NIS by approximately 13.2%, and revaluated against the Euro by approximately 5.8%. As of December 31, 2022, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS and Euro. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2022 and are expected to continue to be affected by such currency fluctuations in 2023. As of December 31, 2022 the Company recorded a NIS and Israel CPI linked lease liability, under the implementation of ASC 842 in the amount of $30.7 million (including exchange rate differences of $3.4 million).

In 2022, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $216 million with settlement dates through 2022-2023, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $216 million. In accordance with ASC 815-10, we recorded in 2021 an increase of approximately $1.8 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2022, with all other variables held constant, would decrease the fair value of our net liabilities denominated in NIS, held at December 31, 2022, by approximately $3.1 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a)          Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

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

In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management’s evaluation of internal control over financial reporting excluded the internal control activities of ancosys GmbH, which we acquired in January 2022. Total assets subject to ancosys’s internal control over financial reporting represented approximately 4% of our consolidated total assets for the fiscal year ended December 31, 2022. Total operating income subject to ancosys’s internal control over financial reporting represented approximately 4% of our consolidated total operating income for the fiscal year ended December 31, 2022.

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was effective.

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

Item 16 [Reserved]

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

Item 16C. Principal Accountant Fees and Services

Since 2015, Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member of Ernst & Young Global (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors. The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer for all services, including audit services, for the years ended December 31, 2021 and 2022:

	2021	2022
Audit Fees	570,000	713,000
Tax Fees	64,000	50,000
Other Fees	314,000	61,000
Total	948,000	824,000

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, all audit, audit related and tax services must be specifically approved by the audit committee and certain other non-audit, non-audit related and non-tax services may be approved without consideration of specific case-by-case provided certain terms and procedures are met. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal years 2022 and 2021.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

 In March 2022, we announced a $100 million repurchase program of our ordinary shares. Through December 31, 2022, we spent an aggregate of $21.4 million to repurchase 251,738 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
May 2022	1,586	$91.96	1,586	99.86
June 2022	45,471	$90.73	69,765	93.58
November 2022	181,973	$82.45	251,738	78.58

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-39.

Item 19. Exhibits

See Exhibit Index.

NOVA LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

NOVA LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NOVA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nova Ltd. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 28, 2023, expressed an unqualified opinion thereon.

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

Valuation of excess and obsolete inventory reserve

Description of the Matter
The Company’s inventories totaled $116.6 million as of December 31, 2022. As described in Note 2i to the consolidated financial statements, the Company assesses the value of inventories, including raw materials, service inventory, work-in-process and finished goods, in each reporting period, and values its inventories at the lower of cost or net realizable value. Reserves for potential excess and obsolete inventory are made based on management's analysis of inventory levels, future sales forecasts, the expected consumption of service spare parts, and market conditions.

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

Valuation of Acquired Intangible Asset as a result of business combination (Developed Technology)

Description of the Matter

As described in Note 3 to the consolidated financial statements, on January 25, 2022, the Company acquired all of the outstanding shares of ancosys GmbH for a total consideration of $86.9M, net of cash assumed (the “Acquisition”). The Acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combination”. The Company’s accounting for the Acquisition included determining the fair value of the identifiable assets acquired and liabilities assumed, which included primarily technology intangible asset ($45.3M).

Auditing the Company’s determination of the technology intangible asset for the Acquisition was complex due to the significant estimations required by management. The complexity was primarily due to the sensitivity of the fair value to certain significant underlying assumptions. The Company primarily used a Multiperiod Excess Earnings Method (MEEM) to measure the technology intangible asset. The significant assumptions used to estimate the value of the technology intangible asset included the discount rate, technology migration curves and certain assumptions that form the basis of the projected financial information (e.g., revenue and operating profit margin). These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process for determining the fair value of the technology intangible asset.

For example, we tested controls over management’s estimation process supporting the recognition and measurement of the technology intangible asset, including the review of the valuation model and significant assumptions used in the valuation model.

To test the estimated fair value of the technology intangible asset, we performed audit procedures that included, among others, evaluating the Company’s selection of the appropriate valuation methodology, evaluating the significant assumptions used by management and testing the completeness and accuracy of the underlying data. For example, we compared the significant assumptions to current industry, market and economic trends, historical results of the acquired business and to other relevant third-party industry outlooks. We also performed a sensitivity analysis of the significant assumptions to evaluate the effects on the estimated fair value. We also involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates, such as the discount rate utilized in the valuation of the technology intangible asset.

In addition, we evaluated the appropriateness of the related disclosures in relation to the Acquisition.

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2015.

Tel-Aviv, Israel
February 28, 2023

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
NOVA LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Nova Ltd.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nova Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying assessment of Internal Controls, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of ancosys GmbH (“ancosys”), which is included in the 2022 consolidated financial statements of the Company and constituted 4% of total assets as of December 31, 2022 and 4% of operating income for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of ancosys.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022, and 2021, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated February 28, 2023, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
February 28, 2023

NOVA LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 2 2	2 0 2 1
ASSETS
Current assets
Cash and cash equivalents	111,121	126,698
Short-term interest-bearing bank deposits	95,305	221,897
Marketable securities (Note 4)	167,073	61,568
Trade accounts receivable, net of allowance of $215 and $37 at December 31, 2022 and 2021, respectively	109,320	68,446
Inventories (Note 5)	116,600	78,665
Other current assets (Note 6)	13,527	9,242
Total current assets	612,946	566,516
Non-current assets
Marketable securities (Note 4)	153,462	137,415
Interest-bearing bank deposits	483	3,672
Restricted interest-bearing bank deposits and restricted cash	1,600	1,600
Deferred tax assets (Note 15)	20,097	6,161
Severance pay funds (Note 10)	1,194	1,327
Operating lease right-of-use assets (Note 12)	44,885	30,627
Property, plant and equipment, net (Note 7)	55,886	34,460
Intangible assets, net (Note 8)	43,586	2,601
Goodwill	49,009	20,114
Other long-term assets	957	661
Total non-current assets	371,159	238,638
TOTAL ASSETS	984,105	805,154
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net (Note 11)	-	183,037
Trade accounts payable	42,732	36,218
Deferred revenues	30,543	15,338
Operating lease current liabilities (Note 12)	5,968	4,452
Other current liabilities (Note 9)	54,825	48,885
Total current liabilities	134,068	287,930
Non-Current liabilities
Convertible senior notes, net (Note 11)	196,394	-
Accrued severance pay (Note 10)	3,599	3,686
Operating lease long-term liabilities (Note 12)	43,697	33,450
Deferred tax liability (Note 15)	12,190	-
Other long-term liabilities	7,194	6,334
Total non-current liabilities	263,074	43,470
Commitments and contingencies (Note 13)
TOTAL LIABILITIES	397,142	331,400
SHAREHOLDERS’ EQUITY (Note 14)
Ordinary shares, no par value - Authorized 60,000,000 shares at December 31, 2022 and 2021; Issued and Outstanding 28,678,476 and 28,579,044 at December 31, 2022 and 2021, respectively.
Additional paid-in capital	121,398	139,847
Accumulated other comprehensive loss	(12,508)	(814)
Retained earnings	478,073	334,721
Total shareholders’ equity	586,963	473,754
Total liabilities and shareholders’ equity	984,105	805,154

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Revenues:
Products	464,152	337,026	209,320
Services	106,577	79,087	60,076
Total revenues	570,729	416,113	269,396
Cost of revenues:
Products	191,402	131,453	80,313
Services	62,357	49,217	37,918
Total cost of revenues	253,759	180,670	118,231
Gross profit	316,970	235,443	151,165
Operating expenses:
Research and development, net (Note 2R)	90,458	65,857	53,015
Sales and marketing	52,729	39,876	30,066
General and administrative	23,852	17,324	12,514
Total operating expenses	167,039	123,057	95,595
Operating income	149,931	112,386	55,570
Financial income (expense), net (Note 18)	8,478	(3,133)	926
Income before taxes on income	158,409	109,253	56,496
Income tax expenses (Note 15)	18,196	16,152	8,589
Net income	140,213	93,101	47,907

Earnings per share:
Basic	4.89	3.28	1.71
Diluted	4.40	3.12	1.65

Shares used in calculation of earnings per share:
Basic	28,697,365	28,371,610	28,096,814
Diluted	31,869,788	29,816,066	28,949,739

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Net income	140,213	93,101	47,907

Other comprehensive income (loss), net of tax:
Cumulative Translation Adjustment	(5,039)	-	-
Available-for-sale investments (Note 4):
Unrealized gain (loss) on available-for-sale marketable securities, net	(6,047)	(1,016)	-
Cash flow hedges (Note 17):
Unrealized gain (loss) from cash flow hedges	(2,421)	74	1,351
Less: reclassification adjustment for net gain (loss) included in net income	1,813	(442)	(796)
Other comprehensive income (loss)	(11,694)	(1,384)	555

Total comprehensive income	128,519	91,717	48,462

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share amounts)

	Ordinary Shares			Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earning	Total Shareholders' Equity
	Number	Amount

Balance as of January 1, 2020	28,005,617	74		120,737	15	193,713	314,539
Issuance of shares upon exercise of options	302,730	(*	)	367	-	-	367
Issuance of shares upon vesting of RSU	119,281	(*	)	(* )	-	-	-
Share based compensation	-	-		6,949	-	-	6,949
Equity component of convertible senior notes, net of issuance costs and tax	-	-		13,770	-	-	13,770
Share repurchase at cost	(250,766)	(*	)	(12,549)	-	-	(12,549)
Other comprehensive income	-	-		-	555	-	555
Net income	-	-		-	-	47,907	47,907
Balance as of December 31, 2020	28,176,862	74		129,274	570	241,620	371,538

Issuance of shares upon exercise of options	236,652	(*	)	11	-	-	11
Issuance of shares upon vesting of RSU	165,530	(*	)	(* )	-	-	-
Share based compensation	-	-		10,488	-	-	10,488
Elimination of the par value of the Ordinary shares (Note 1)	-	(74)		74	-	-	-
Other comprehensive loss	-	-		-	(1,384)	-	(1,384)
Net income	-	-		-	-	93,101	93,101
Balance as of December 31, 2021	28,579,044	-		139,847	(814)	334,721	473,754

ASU 2020-06 adoption (Note 11)	-	-		(13,770)	-	3,139	(10,631)
Issuance of shares upon exercise of options	161,416	-		90	-	-	90
Issuance of shares upon vesting of RSU	191,494	-		-	-	-	-
Share based compensation	-	-		16,647	-	-	16,647
Share repurchase at cost	(253,478)	-		(21,416)	-	-	(21,416)
Other comprehensive loss	-	-		-	(11,694)	-	(11,694)
Net income	-	-		-	-	140,213	140,213
Balance as of December 31, 2022	28,678,476	-		121,398	(12,508)	478,073	586,963
(*)           Less than $1
The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Cash flows from operating activities:
Net income	140,213	93,101	47,907
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	8,621	6,475	5,875
Amortization of intangible assets	6,033	2,458	2,503
Amortization of premium and accretion of discount on marketable securities, net	1,666	1,708	-
Amortization of debt discount and issuance costs	1,282	4,229	868
Share-based compensation	16,647	10,488	6,949
Net effect of exchange rate fluctuation	4,523	(745)	(1,584)
Changes in assets and liabilities:
Trade accounts receivables, net	(31,634)	(5,132)	(11,711)
Inventories	(29,311)	(18,457)	(16,271)
Other current and long-term assets	(4,223)	192	6,878
Deferred tax assets, net	(13,740)	(2,989)	(193)
Operating lease right-of-use assets	3,873	1,680	1,351
Trade accounts payables	5,142	11,697	3,255
Deferred revenues	15,243	10,621	2,461
Operating lease liabilities	(6,351)	(904)	91
Other current and long-term liabilities	1,509	17,919	11,520
Accrued severance pay, net	46	(79)	354
Net cash provided by operating activities	119,539	132,262	60,253
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	(78,469)	-	-
Change in short-term and long-term interest-bearing bank deposits	129,944	(31,456)	(36,016)
Investment in marketable securities	(211,742)	(215,091)	-
Proceed from sales and maturities of marketable securities	81,325	12,862	-
Purchase of property, plant and equipment	(21,314)	(4,816)	(6,443)
Net cash used in investing activities	(100,256)	(238,501)	(42,459)
Cash flows from financing activities:
Proceeds from the issuance of convertible senior notes, net of issuance costs	-	-	193,588
Settlement of a contingent consideration liability	(8,480)	-	-
Purchases of treasury shares	(21,416)	-	(12,549)
Proceeds from exercise of options	90	11	367
Net cash provided by (used in) financing activities	(29,806)	11	181,406
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	(4,454)	622	1,356
Increase (decrease) in cash, cash equivalents and restricted cash	(14,977)	(105,606)	200,556
Cash and cash equivalents - beginning of year	126,698	232,304	31,748
Cash, cash equivalents and restricted cash - end of year	111,721	126,698	232,304
Supplemental disclosure of non-cash activities:
Operating right-of-use assets recognized with corresponding operating lease liabilities	17,398	3,198	2,367
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	23,014	13,275	3,981

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

The Company's Chief Operating Decision Maker (CODM) is the Company's president and CEO. The Company operates in one operating segment.

On April 2, 2015, the Company completed the acquisition of 100% shares of ReVera Inc. (hereinafter – ReVera) a privately-held U.S. company. On December 31, 2017, ReVera, merged into Nova Measuring Instruments, Inc.

On January 25, 2022, the Company completed the acquisition of 100% shares of ancosys GmbH (hereinafter – ancosys) a privately-held German company.

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

B.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company's management evaluates its estimates on an ongoing basis, including those related to, but not limited to income taxes and tax uncertainties, collectability of trade accounts receivable, inventory accruals, fair value and useful lives of intangible assets, lease discount rate, lease period, and revenue recognition. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended December 31, 2022.

F - 12

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Financial Statements in U.S. Dollars

The currency of the primary economic environment in which the operations of the Company is conducted is the U.S. dollar (“dollar” or “USD”). Accordingly, the Company uses the dollar as its functional and reporting currency. Certain dollar amounts in the financial statements may represent the dollar equivalent of other currencies, including the New Israeli Shekel (“NIS”) and the Euro. Transactions and balances denominated in dollars are presented at their dollar amounts. Non-dollar transactions and balances are re-measured into dollars in accordance with the principles set forth in ASC 830, “Foreign Currency Translation”.

All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

On consolidation, the assets and liabilities of foreign operations with functional currency other than dollar are translated into dollars at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”).

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

D.	Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents represent short-term highly liquid investments (mainly interest-bearing deposits) with maturity dates not exceeding three months from the date of deposit. Restricted Cash consist primarily of cash used as collateral for the Company's office leases. Any cash that is legally restricted from use is classified as restricted cash.

The following table provides a summary of cash, cash equivalents and restricted cash that constitute the total amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2022	2021	2020
Cash and cash equivalents	111,121	126,698	232,304
Long term restricted cash	600	-	-
Cash, cash equivalents and restricted cash	111,721	126,698	232,304

E.	Short Term Bank Deposit

Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

F.	Marketable Securities

The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt Securities”. The Company’s investments in marketable securities consist of high-grade treasury, corporate and municipal bonds.

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

F - 13

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

The Company did not recognize an allowance for credit losses on marketable securities as there were no expected credit losses for the years ended December 31, 2022 and 2021.

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

The results of an acquired business in a business combination are included in the Company’s consolidated financial statements from the date of acquisition according to the guidance of ASC Topic 805, “Business Combinations.” The Company allocates the purchase price, which is the sum of the consideration provided and may consist of cash, equity or a combination of the two, to the identifiable assets and liabilities of the acquired business at their fair values as of the acquisition date. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill.

Following the adoption of ASU 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” for all business combinations with acquisition date from January 1, 2022, the Company applies ASC 606 “Revenue from Contracts with Customer”, to recognize and measure contract assets and contract liabilities on the acquisition date.

Contingent consideration incurred in a business combination is included as part of the purchase price and recorded at a probability weighted assessment of the fair value as of the acquisition date. The fair value of the contingent consideration is re-measured at each reporting period, with any adjustments in fair value recognized in earnings under general and administrative expenses.

Acquisition related costs incurred by the Company are not included as a component of consideration transferred but are accounted for as an expense in the period in which the costs are incurred.

F - 14

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

Inventory includes costs of products delivered to customers and not recognized as cost of revenues, where revenues in the related arrangements were not recognized.

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

J.
Property, Plant and Equipment

Property, plant and equipment are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the estimated useful lives of the related assets. Estimated useful life is as follows:

Years

Electronic equipment	3-7
Office furniture and equipment	3-17
Leasehold improvements	Over the shorter of the term of the lease (including its extension periods) or the useful life of the asset

Depreciation methods, useful lives and residual values are reviewed at the end each reporting year and adjusted if appropriate.

K.	Goodwill and Intangible Assets

Goodwill and other purchased intangible assets have been recorded as a result of the acquisition of ReVera and ancosys. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and identifiable intangible assets acquired, and related liabilities.

Goodwill is carried at cost and is not amortized, but rather is subject to an impairment test, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at least annually (in the fourth quarter), or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. ASC 350 allows the Company to first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the quantitative goodwill impairment test. The Company operates in one operating segment, and this segment comprises its only reporting unit.

Following the adoption of ASU 2017-04, "Simplifying the Test for Goodwill Impairment", any excess of the carrying value of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to the fair value of the reporting unit.

F - 15

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets with finite life (refer to note 2L for impairment assessment of intangible assets with finite life) are amortized over their useful lives using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, or, if that pattern cannot be reliably determined, using a straight-line amortization method. There was no impairment of goodwill during the periods presented.

Weighted Average Useful Life (Years)
Technology	3-9
Customer relationships	10-13

L.	Impairment of Long-Lived Assets

Long-lived assets (tangible and intangible assets with finite life), held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset Group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset Group) would be written down to their estimated fair values. During the years 2022, 2021 and 2020, no impairment losses have been identified.

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

In addition to the derivatives that are designated and qualify as a cash flow hedge, the Company enters into certain foreign exchange forward and option transactions to hedge suppliers. Gains and losses related to such derivative instruments are recorded in financial income (expenses), net.

See Note 17 for disclosure of the derivative financial instruments in accordance with such pronouncements.

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

F - 16

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's leases include buildings and car leases, which are all classified as operating leases. Certain lease agreements include rental payments that are adjusted periodically for the consumer price index ("CPI"). The ROU and lease liability were calculated using the CPI as of the adoption date and will not be subsequently adjusted, unless the liability is reassessed for other reasons. Certain leases include renewal options that are under the Company's sole discretion. The renewal options were included in the ROU and liability calculation if it was reasonably assured that the Company will exercise the option.

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

The Company accounts for its convertible senior notes in accordance with ASC 470-20 "Debt with Conversion and Other Options" including Accounting Standards Update No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06) which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company adopted ASU 2020-06 using the modified retrospective method as of January 1, 2022. See also Note 11.

Prior to the adoption of the above-mentioned ASU 2020-06, issuers of certain convertible debt instruments, such as the Notes, that may be settled wholly or partially in cash upon conversion were required to separately account for the liability (debt) and equity (conversion option) components of the instrument. The liability component at issuance was recognized at fair value, based on the fair value of a similar instrument of similar credit rating and maturity that does not have a conversion feature. The equity component was based on the excess of the principal amount of the convertible senior notes over the fair value of the liability component and was recorded in additional paid-in capital. The equity component, net of issuance costs and deferred tax effects was presented within additional paid-in-capital and was not remeasured as long as it continues to meet the conditions for equity classification. The difference between the principal amount and the liability component represents a debt discount that was amortized to financial expense over the respective terms of the Notes using an effective interest rate method. The Company allocated the total issuance costs incurred to the liability and equity components of the convertible senior notes based on their relative values. Issuance costs attributable to the liability and equity components were $5,894 and $518, respectively. Issuance costs attributable to the liability were netted against the principal balance and were amortized to financial expense using the effective interest method over the contractual term of the notes. The effective borrowing rate of the liability component of the notes (after deduction of the abovementioned issuance costs attributed to the liability component) was 2.365%. This borrowing rate was based on Company's synthetic credit risk rating.

F - 17

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

Remaining Performance Obligations

Remaining performance obligations (RPOs) represent contracted revenues that had not yet been recognized and include deferred revenues and invoices that have been issued to customers but were uncollected and have not been recognized as revenues. As of December 31, 2022, the aggregate amount of the RPOs was $46,602, comprised of $30,543 deferred revenues and $16,059 of uncollected amounts that were not yet recognized as revenues. The Company expects the RPO to be recognized as revenues over the next year.

Contract Balances

Contract balances are presented separately on the consolidated balance sheets.

Revenues recognized during 2022, 2021 and 2020 from deferred revenues amounts included in current liabilities at the beginning of the period amounted to $12,924, $3,651 and $1,544 respectively.

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

F - 18

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2   -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Israeli Innovation Authority (“IIA”) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Research and development grants recognized during the years ended December 31, 2022, 2021 and 2020 were $3,064, $4,395 and $5,645 respectively.

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

Share Options

In 2022 the Company did not grant share options.

The Company policy, under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions as relevant for prior years:

	2 0 2 1	2 0 2 0
Risk-free interest rate	0.89%	0.38%
Expected term of options	4.97 years	5.08 years
Expected volatility	39.02%	36.61%
Expected dividend yield	0%	0%

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

F - 19

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)
NOTE 2   -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of awards granted, based on the accelerated method. The Company account for forfeitures as they occur.

Restricted Share Units

The Company recognizes the fair value of Restricted Share Units (“RSUs”) on the grant date based on the market value of the underlying share and the expense is recognized over the requisite service period for awards using the accelerated method.

U.	Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, net of treasury shares. Diluted earnings per share reflect the potential dilutive effect of options and RSUs. The number of potentially dilutive options and RSUs excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options amounted to 265,085 in 2022, 336,857 in 2021 and 492,963 in 2020.

Subsequent to the modified retrospective adoption of ASU 2020-06 (see note 2P), as of January 1, 2022, diluted earnings per share reflect the full dilutive effect of the Convertible Senior Notes. In 2021 and 2020, prior to the adoption of ASU 2020-06, shares amounted to 2,055,641 and 2,680,965 in 2021 and 2020 respectively, underlying the conversion option of the Convertible Senior Notes were not considered in the calculation of earnings per share.

V.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, trade accounts receivable and foreign currency derivative contracts.

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

The Company's debt marketable securities include investments in highly rated corporate debentures and governmental bonds. The financial institutions that hold the Company's debt marketable securities are major financial institutions located in the United States. The Company believes its debt marketable securities portfolio is a diverse portfolio of highly rated securities and the Company's investment policy limits the amount the Company may invest in an issuer.

F - 20

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

The Company’s cash and cash equivalents, Interest-bearing bank deposits and restricted interest-bearing bank deposits are classified within level 1. Marketable securities, Derivative instruments and Convertible senior notes classified within Level 2 (see Note 4, Note 17 and Note 11, respectively).

X.	Certain prior period amounts have been reclassified to conform to the current period presentation.

Y.
Recent accounting guidance - Accounting standards adopted

In November 2021, the FASB issued ASU 2021-10, ASC Topic 832 “Disclosures by Business Entities about Government Assistance”. The standard require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (1) Information about the nature of the transactions and the related accounting policy used to account for the transactions (2) The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item (3) Significant terms and conditions of the transactions, including commitments and contingencies. The standard will become effective for fiscal years beginning after December 15, 2021. The Company adopted ASU 2021-10 on January 1, 2022. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

F - 21

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3      -       BUSINESS COMBINATION

On January 25, 2022 , the Company acquired all of the outstanding shares of ancosys GmbH. (“ancosys”), a provider of chemical analysis and metrology solutions for semiconductor manufacturing for a cash amount of $81,708. The results of operations of ancosys were consolidated in the Company’s financial statements commencing the date of acquisition.

The agreement stipulated additional performance-based contingent consideration to shareholders of ancosys in an aggregate amount of up to $10,115 to be paid during 2022. The fair-value of the contingent consideration as of the acquisition date was $8,480 and measured based on the estimated future cash outflows, utilizing the Risk Neutral Probabilities Method. As of December 31, 2022, the performance-based contingent consideration was fully paid.

The following table summarizes the fair value of the consideration transferred to ancosys shareholders as of the acquisition date:

Cash paid	81,708
Fair-value of contingent consideration	8,480
90,188

The table below summarizes the fair value of the acquired assets and assumed liabilities and the resulting goodwill as of the acquisition date:

	Fair Value	Amortization period

Cash and cash equivalents	3,239
Trade accounts receivable	10,074
Inventories	13,849
Property, plant and equipment	4,345
Other tangible assets assumed	1,192
Current Technology	45,284	9 years
Customer Relationships	4,681	13 years
Goodwill	30,655
Total assets acquired	113,319

Deferred tax liability	15,245
Other liabilities assumed	7,886
Total liabilities assumed	23,131

Net assets acquired	90,188

Goodwill is primarily attributable to expected synergies arising from technology integration and expanded product availability to the Company’s existing and new customers. Goodwill is not deductible for income tax purpose.

The Company incurred approximately $1,360 in acquisition-related expenses and $1,635 in contingent consideration revaluation for the year ended December 31, 2022, recorded under general and administrative expenses. The contingent consideration was paid in full during 2022.

Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of operations. The amounts of revenue and earning of the acquiree since the acquisition date included in the consolidated income statements for the reporting period.

F - 22

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 4   -       MARKETABLE SECURITIES

The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2022:

Marketable securities	Amortized Cost	Unrealized gains	Unrealized losses	Fair Value
Matures within one year:
Corporate bonds	114,475	1	(1,341)	113,135
Governmental bonds	54,282	-	(344)	53,938
	168,757	1	(1,685)	167,073
Matures after one year:
Corporate bonds	147,888	28	(6,046)	141,870
Governmental bonds	11,948	-	(356)	11,592
	159,836	28	(6,402)	153,462

	328,593	29	(8,087)	320,535

The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2021:

Marketable securities	Amortized Cost	Unrealized gains	Unrealized losses	Fair Value
Matures within one year:
Corporate bonds	53,238	-	(67)	53,171
Governmental bonds	8,409	-	(12)	8,397
	61,647	-	(79)	61,568
Matures after one year:
Corporate bonds	122,701	-	(1,138)	121,563
Governmental bonds	15,954	1	(103)	15,852
	138,655	1	(1,241)	137,415

	200,302	1	(1,320)	198,983

Proceeds from maturity of available-for-sale marketable securities during the year ended December 31, 2022, were $80,391.

Proceeds from sales of available-for sale marketable securities during the year ended December 31, 2022, were $934 which led to $68 realized losses. The Company had no proceeds from sales of available-for sale marketable securities during the year ended December 31, 2021, therefore no realized gains or losses from the sale of available-for-sale marketable securities were recognized.

Out of the $8,087 unrealized loss as of December 31, 2022, unrealized loss of $1,191 was included in the unrealized loss balance as of December 31, 2021.

NOTE 5   -       INVENTORIES

A.	Composition:

	As of December 31,
	2 0 2 2	2 0 2 1

Raw materials	38,050	22,953
Service inventory	26,069	19,838
Work in process	25,676	19,125
Finished goods	26,805	16,749
	116,600	78,665

B.	In the years ended December 31, 2022, 2021 and 2020, the Company wrote down inventories in a total amount of $6,406, $5,126 and $5,664, respectively.

F - 23

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 6   -       OTHER CURRENT ASSETS

	As of December 31,
	2 0 2 2	2 0 2 1

Prepaid expenses	9,107	4,412
Governmental institutions	2,889	3,441
Governments grants receivables	1,416	1,006
Other	115	383
	13,527	9,242

NOTE 7   -       PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2 0 2 2	2 0 2 1
Cost:
Electronic equipment	64,135	48,861
Office furniture and equipment	6,301	4,602
Leasehold improvements	34,166	24,364
Land and building	5,181	-
	109,783	77,827

Accumulated depreciation:
Electronic equipment	43,414	36,932
Office furniture and equipment	2,833	883
Leasehold improvements	7,650	5,552
Land and building	-	-
	53,897	43,367
Net book value	55,886	34,460

Depreciation expenses amounted to $8,621, $6,475 and $5,875 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 8      -       INTANGIBLE ASSETS

Intangible assets originated from the acquisition of ReVera on April 2, 2015, and the acquisition of ancosys on January 25, 2022. The following is a summary of intangible assets as of December 31, 2022 and 2021:

	As of December 31,
	2 0 2 2	2 0 2 1
Original amount:
Technology	56,916	14,232
Customer relationships	9,603	5,191
	66,519	19,423

Accumulated amortization:
Technology	17,525	12,026
Customer relationships	5,408	4,796
	22,933	16,822
Net book value	43,586	2,601

F - 24

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8      -       INTANGIBLE ASSETS (Cont.)

Amortization expenses amounted as following:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Technology	5,426	1,918	1,758
Customer relationships	607	540	745
	6,033	2,458	2,503

Annual amortization expenses are expected as follows:

Year ending December 31,
2023	5,808
2024	5,579
2025	5,082
2026	5,082
2027 and thereafter	22,036
Total	43,587

NOTE 9      -      OTHER CURRENT LIABILITIES

A.     Consists of:

	As of December 31,
	2 0 2 2	2 0 2 1

Accrued salaries and fringe benefits	31,652	28,176
Accrued warranty costs (See B below)	9,517	8,287
Governmental institutions	12,202	11,377
Governments grants payables	647	995
Other	807	50
	54,825	48,885

B.      Accrued Warranty Costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

Accrued warranty costs presented in:

	As of December 31,
	2 0 2 2	2 0 2 1

Other current liabilities	9,517	8,287
Other long-term liabilities	1,113	598
	10,630	8,885

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2022 and 2021:

	As of December 31,
	2 0 2 2	2 0 2 1

Balance as of beginning of year	8,885	5,152
Services provided under warranty	(11,959)	(8,798)
Changes in provision	13,704	12,531
Balance as of end of year	10,630	8,885

F - 25

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10   -     LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Severance pay expenses for the years ended December 31, 2022, 2021 and 2020, amounted to $1,114, $818 and $617, respectively (excluding the Company’s contributions for severance pay under section 14).

NOTE 11     -      CONVERTIBLE SENIOR NOTES, NET

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

F - 26

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11     -     CONVERTIBLE SENIOR NOTES, NET (Cont.)

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

As of December 31, 2022, condition 1 as stated above has not been met, as the Company share price did not exceeded the abovementioned threshold. The Notes are therefore non-convertible as of December 31, 2022 and are classified as non-current liability.

As of December 31, 2021, condition 1 as stated above has been met, as the Company share price exceeded the abovementioned threshold. The Notes were therefore convertible as of December 31, 2021, and were classified as current liability.

The adoption of ASU 2020-06 (see Note 2P) resulted in:

•	An increase of $12,075 to liability for convertible senior notes, in the consolidated balance sheets, to reflect the full principal amount of the convertible notes outstanding net of issuance costs.

•
A reduction of $13,770 to additional paid-in capital, net of estimated income tax effects, to remove the equity component separately recorded for the conversion features associated with the convertible notes.

•	An increase to deferred tax assets, net of $1,444, to reflect the decrease in deferred tax liability relating to removal of the equity component stated above.

•	A cumulative-effect adjustment of $3,139, net of estimated income tax effects, to the beginning balance of retained earnings as of January 1, 2022.

The adoption of this new guidance reduced interest expense by $3,053 in 2022. In addition, the required use of the if-converted method by the new guidance in calculating diluted earnings per share increased the number of potentially dilutive shares in 2022 by 2,055,641 shares compared to the potentially dilutive shares used in 2021 calculation of earnings per share. In connection with the adoption, the Company calculated an effective interest rate of 0.7%.

F - 27

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11     -     CONVERTIBLE SENIOR NOTES, NET (Cont.)

The net carrying amount of the liability and equity components of the Convertible Notes as of December 31, 2022 and December 31, 2021 are as follows:

	As of December 31,
	2 0 2 2	2 0 2 1
Liability component:

Principal amount	200,000	200,000
Unamortized discount	-	(12,032)
Unamortized issuance costs	(3,606)	(4,931)
Net carrying amount	196,394	183,037

Equity component, net of issuance costs of $518 and deferred taxes of $1,878	-	13,770

Interest expense related to the Convertible Notes was as follows:

	Year ended December 31,
	2 0 2 2	2 0 2 1

Amortization of debt discount	-	3,000
Amortization of debt issuance costs	1,276	1,229
Total financial expense recognized	1,276	4,229

As of December 31, 2022, the total estimated fair value of the convertible senior notes was approximately $245,000. The fair value of the convertible senior notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted price of the convertible senior notes in an over-the-counter market.

NOTE 12   -     LEASES

The Company has operating leases for facilities and vehicles. The Company recognized Operating lease right-of-use assets of $44,885 and corresponding operating lease current liabilities of $5,968, and non-current liabilities of $43,697, as of December 31, 2022. The Company’s leases have remaining terms of 1 to 8 years, some of which include options to extend the leases for up to additional 10 years. The weighted average remaining lease term was 13.8 years, and the weighted average discount rate was 3.7% as of December 31, 2022.

F - 28

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 12   -     LEASES (Cont.)

Lease expenses amounted to $8,194, $3,935 and $4,654 for the years ended December 31, 2022, 2021 and 2020, respectively. The expected discounted and undiscounted lease payments under non-cancelable leases as of December 31, 2022, excluding non-lease components, were as follows:

Year
2023	6,032
2024	6,323
2025	5,815
2026	5,399
2027	5,370
2028 and thereafter	36,131
Total lease payments	65,070
Less imputed interest	(15,405)
Total	49,665

Operating cash flows for operating leases amounted to $6,450, $4,134 and $5,840 for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 13      -     COMMITMENTS AND CONTINGENCIES
The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2023-2025. As of December 31, 2022, non-cancelable purchase obligations were approximately $152,000.

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2022 and 2021, the Company is not involved in any material claims or legal proceedings which require accrual of liability for the estimated loss.

NOTE 14     -
SHAREHOLDERS’ EQUITY

A.	Rights of Shares:

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Share Repurchase:

In March 2022, the Company announced a $100 million repurchase program of the Company’s ordinary shares. Through December 31, 2022, the Company spent an aggregate of $21,416 million to repurchase 251,738 ordinary shares under the Company’s share repurchase program.

All treasury shares have been canceled as of the end of each respective year.

C.	Equity Based Incentive Plans:

The Company’s Board of directors approves, from time to time, equity-based incentive plans, the last of which was approved in August 2017. Equity-based incentive plans include stock options, restricted share units and restricted stock awards to employees, officers and directors.

F - 29

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14      -     SHAREHOLDERS’ EQUITY (Cont.)

Share-based compensation

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
Cost of Revenues:
Product	2,456	1,358	927
Service	1,710	802	437
Research and Development	6,861	3,994	2,556
Sales and Marketing	3,179	2,221	1,531
General and Administrative	2,441	2,113	1,498
Total	16,647	10,488	6,949

As of December 31, 2022, there was $209 of total unrecognized compensation cost related to non-vested employee options and $23,514 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Shares Options

Share options vest over four years and their contractual term may not exceed 10 years. The exercise price is the market price at the date of each grant.

During 2022, the Company did not grant share options. The weighted average fair value (in dollars) of the options granted during 2021 and 2020, according to Black-Scholes option-pricing model, amounted to $35.94 and $15.46 per option, respectively.

Summary of the status of the Company’s share option plans as of December 31, 2022, as well as changes during the year then ended, is presented below:

	2022
	Share Options	Weighted Average Exercise Price
Outstanding - beginning of year	485,542	25.33
Exercised	(161,416)	17.61
Expired and forfeited	(33,415)	23.34
Outstanding - year end	290,711	29.83

Options exercisable at year end	235,952	26.98

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

The total intrinsic value of options outstanding as of December 31, 2022 and 2021 was $15,271 and $58,835, respectively. The total intrinsic value of options exercisable as of December 31, 2022 and 2021 was $12,956 and $41,117, respectively. The total intrinsic value of options exercised during the years 2022, 2021 and 2020 was $14,523, $18,571 and $10,463 respectively.

F - 30

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14      -     SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2022:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)

10.01-20.00	24,220	0.61	11.73	24,220	11.73
20.01-35.00	225,320	2.56	26.31	193,683	26.35
35.01-50.00	28,635	4.43	46.08	14,181	46.15
50.01-70.00	2,921	4.59	53.61	1,462	53.61
70.01-102.35	9,615	4.48	102.35	2,406	102.35
	290,711		29.83	235,952	26.98

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

	2022
	Number of RSUs	Weighted average grant date fair value (USD)
Unvested - beginning of year	463,051	67.79
Granted	228,938	87.02
Vested	(191,494)	55.69
Canceled	(15,774)	86.95
Unvested at year end	484,721	81.05

The total intrinsic value of RSUs vested during the years 2022, 2021 and 2020 was $16,907, $17,341 and $6,344, respectively.

NOTE 15    -      INCOME TAXES

A.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986:

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

F - 31

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15    -      INCOME TAXES (Cont.)

B.	Law for the Encouragement of Capital Investments-1959:

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

F - 32

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15     -     INCOME TAXES (Cont.)

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

F - 33

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15     -      INCOME TAXES (Cont.)

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

In 2022 Congress enacted the CHIPS and Science Act. Among other provisions, the law includes an "advanced manufacturing investment credit". This is a 25% investment tax credit for investments in semiconductor manufacturing and includes incentives for the manufacturing of semiconductors, as well as for manufacturing of specialized tooling equipment required in the semiconductor manufacturing process. Taxpayers are allowed to treat the credit as a payment against tax ("direct pay").

E.	Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax assets

Significant components of the deferred tax assets are as follows

	As of December 31,
	2 0 2 2	2 0 2 1

Deferred tax assets:
Net operating loss carryforwards	1,080	501
Tax credits carryforward	1,610	1,052
Reserve and allowances, mainly research and development expenses carryforward	20,234	8,692
Operating lease liabilities	3,178	1,627
Deferred tax assets before valuation allowance	26,102	11,872
Valuation Allowance	(2,098)	(1,737)
Deferred tax assets after valuation allowance	24,004	10,135

Deferred tax liabilities:
Convertible senior notes	-	(1,444)
Operating lease right-of-use assets	(2,631)	(1,300)
Intangible assets	(349)	(578)
Reserve and allowances	(927)	(652)
Deferred tax liabilities	(3,907)	(3,974)

Deferred tax assets, net	20,097	6,161

F - 34

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15     -     INCOME TAXES (Cont.)

Deferred tax assets by domestic and foreign are as follows:

	Year ended December 31,
	2 0 2 2	2 0 2 1

Domestic	8,683	3,414
Foreign	11,414	2,747
	20,097	6,161

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss and tax credits carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

Deferred Tax liability

The $12,190 deferred tax liability as of December 31, 2022, is due to the intangible assets acquired in the business combination, see note 3 above.

F.	Income before taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Domestic	121,076	76,400	42,164
Foreign (mainly US)	37,333	32,853	14,332
	158,409	109,253	56,496

G.	Income tax expenses (tax benefits) included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Domestic	15,868	12,297	7,238
Foreign (mainly US)	2,328	3,855	1,351
	18,196	16,152	8,589

Current	32,323	19,311	9,620
Deferred	(14,127)	(3,159)	(1,031)
	18,196	16,152	8,589

F - 35

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15    -     INCOME TAXES (Cont.)

H.	Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Income before taxes on income	158,409	109,253	56,496
Statutory tax expenses	19,009	13,110	6,780
Effect of non-benefited income New Technological or Preferred Enterprises statuses in Israel	335	88	130
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes, net	(1,131)	(448)	(199)
Change in tax reserve for uncertain tax positions	(51)	(713)	1,806
Effect of foreign operations taxed at various rates	3,477	3,249	1,381
Foreign Derived Intangible Income benefit	(2,483)	(1,785)	(526)
Tax credits	(1,640)	(1,592)	(1,526)
Trapped Profits agreement net effect	-	3,716	-
Adjustments for previous year’s tax	(172)	(113)	249
Change in valuation allowance	692	601	413
Other	160	39	81
	(813)	3,042	1,809
Actual tax expenses	18,196	16,152	8,589

I.	Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2022, primarily due to stock-based compensation deductible expenses, tax credits and foreign derived intangible income benefit in the US.

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

In 2019, Ancosys GmbH received final tax assessments for the years 2014-2016.

The other subsidiaries received final tax assessments through tax years 2012 until 2016.

F - 36

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15    -     INCOME TAXES (Cont.)

K.	Undistributed earnings of foreign subsidiaries:

The Company considers the earnings of certain subsidiaries to be indefinitely invested outside Israel on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and the Company’s specific plans for reinvestment of those subsidiary earnings. The Company has not recorded a deferred tax liability of approximately $26,432 related to the Israel income taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside Israel. Should the Company decide to repatriate the foreign earnings, the Company would need to adjust the Company’s income tax provision in the period the Company determined that the earnings will no longer be indefinitely invested outside Israel.

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 2 2	2 0 2 1

Balance at the beginning of the year	8,135	11,080
Increase related to prior year tax positions	-	271
Decrease related to prior year tax positions	(1,099)	(4,403)
Increase related to current year tax positions	1,709	1,187
Balance at the end of the year*	8,745	8,135

* The amounts for the years ended December 31, 2022 and 2021 includes $2,590 and $2,412 unrecognized tax benefits, respectively, which are presented as a reduction from deferred tax assets, see Note 15e.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expenses.

M.	Income from Other Sources in Israel:

Income not eligible for benefits under the New Technological Enterprise Laws mentioned in ”C” above are taxed at the corporate tax rate of 23%.

F - 37

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16    -       GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	%	%	%

Taiwan, R.O.C.	32	37	33
China	28	21	19
USA	16	23	23
Korea	13	11	17
Other	11	8	8
Total	100	100	100

Revenues are attributed to countries based on the geographic location of the customer.

B.	Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
	%	%	%

Customer A	23	31	26
Customer B	12	21	24

C.	Long-lived assets by geographic location:

	As of December 31,
	2 0 2 2	2 0 2 1
	%	%

Israel	66	74
US	20	19
Other	14	7
Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property, plant and equipment, net and operating lease right-of-use assets.

F - 38

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 17    -       FINANCIAL INSTRUMENTS

A.	Hedging Activities

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll and related expenses) and forecast transactions which are expected to be denominated mainly in New Israeli Shekel ("NIS"). The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2022 and December 31, 2021 were $85,293, and $32,590 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2022 and December 31, 2021 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
Derivatives designated as hedging instruments in cash flow hedge	-	249	454	-

The impact of derivative instrument on total operating expenses in the year ended December 31, 2022, 2021 and 2020 was:

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0
Loss (gain) on derivative instruments	1,813	453	796

NOTE 18    -       FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 0

Interest income	6,478	2,194	4,057
Financial expense related to the Convertible Senior Notes (Note 11)	(1,282)	(4,229)	(868)
Exchange rate gain (loss), net	3,469	(948)	(2,172)
Bank charges	(187)	(150)	(91)
Total	8,478	(3,133)	926

EXHIBIT INDEX

Number	Description
1.1	Amended and Restated Articles of Association ( incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2022)
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2022)
4.2	2007 Incentive Plan, as amended (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2015)
4.3
2017 Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158)

4.4	Form of Indemnification Agreement between the Company and its present and future directors and officers (filed herewith)
4.5
Share Purchase Agreement dated November 16, 2021 by and among Nova Ltd., Nova Measuring Instruments GmbH, ancosys GmbH, and the Representative (named therein) (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2022) Portions of this exhibit have been redacted in compliance with SEC regulations

4.6
Summary of lease agreement dated May 28, 2000, as amended and supplemented (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2017)

4.7	Compensation Policy for Executive Officers and Directors (filed herewith)
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

Date:  February 28, 2023