Form 20-F
period 2023-12-31
NOVA LTD.
filed 2024-02-20
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30668

NOVA LTD.
(Exact name of Registrant as specified in its charter)

Nova Ltd. (Translation of Registrant’s name into English)	Israel (Jurisdiction of incorporation or organization)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 29,013,837 ordinary shares, as of December 31, 2023.

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

Yes  ☒    No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive – based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

- iii -

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

- iv -

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

Risks Related to Our Incorporation and Location in Israel

•
Conditions in Israel, including the recent attack by Hamas and other terrorist organization from the Gaza Strip and Israel’s war against them, may adversely affect our business, our results of operations and our ability to raise additional funds.

Risks Related to Our Indebtedness and Capital Structure

•	Our convertible senior notes may impact our financial results, dilute existing shareholders, and create downward pressure on the price of our ordinary shares.

- v -

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

- vi -

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

          Our global operations are linked by information systems, including telecommunications, the internet, our corporate intranet, network communications, email and various computer  hardware  and software applications. In light of information technology security threats, we have implemented network security measures and engaged the services of a cybersecurity experts to implement security policies and tools which were reviewed and discussed by our audit committee and board of directors. In the current environment, there are numerous and evolving risks with regards to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, sub-contractors, agents, distributors or others to disclose information or unwittingly provide access to systems or data. In addition, some of our software and products utilize open-source technologies, which may also be used by computer hackers for the purpose of cyber-attacks. Since the beginning of the war between Israel and Hamas which began on October 7, 2023, Israeli and Israeli associated companies have become more frequently the target of cyberattacks. As such, the risk of a cyberattack against our information technology systems and data security  may become heightened. Furthermore, the increasingly growing capabilities of artificial intelligence (“AI”) and its availability to public use and adopted, may be used to identify vulnerabilities in our systems craft sophisticated cyberattacks.

Although we have invested in measures to reduce these risks, such as creating a cybersecurity risk management program in place a cybersecurity incident response plan which includes an incident response plan, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The cost and operational consequences of implementing, maintaining, and enhancing further data or system protection measures could increase significantly to overcome increasingly intense, complex, and sophisticated global cyber threats. Despite our best efforts, we are not fully insulated from data breaches and system disruptions and, accordingly, we have experienced and expect to continue to experience actual or attempted cyberattacks of our IT networks. Although none of these actual or attempted cyberattacks has had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. For instance, during 2020 and 2021, we experienced a few fraud attempts involving instructions given by a fraudster to third parties working with the Company, and in one of these attempts a financial institution used by the Company for certain financial transactions, wired out Company funds without Company’s authorization. Although almost all of such funds have been retrieved in full by the Company, there is no assurance that such events, at a larger scale, will not happen in the future. Any material breaches of cybersecurity or media reports of perceived security vulnerabilities to our systems or those of the Company’s third parties, even if no breach has been attempted or occurred, could cause us to experience reputational harm, loss of customers and revenue, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard our customers’ information, or financial losses that are either not insured against or not fully covered through any insurance maintained by us. Any of the foregoing may have a material adverse effect on our business, operating results and financial condition.

Furthermore, we are in the advanced stages of replacing our current enterprise resource planning system (“ERP”) with a new one, which requires significant investment of human and financial resources. We cannot ensure the transition and implementation of the new ERP will be seamless, without experiencing any disruptions to our operations, including, delays, increased costs or other unforeseen difficulties. In turn, these disruptions could adversely affect our ability to manage our business and to appropriately forecast and report our results.

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

•
interruptions to the Company’s business with its largest customers, distributors and suppliers resulting from but not limited to, strikes, shortage in raw materials and subcomponents due to geopolitical situation and financial instabilities. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

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

In October 2022, the U.S. Department of Commerce introduced additional restrictions that have limited the ability of our U.S. Subsidiary to serve a small portion of the available Chinese market. As part of these restrictions, in addition to the Entity List, the U.S. Department of Commerce has also restricted shipment of products used for certain advanced technology nodes, including products that use artificial intelligence and advanced computing products. Consequently, our U.S. subsidiary is required to obtain certification/license in order to ship to certain Chinese entities, which are known to have or are known to plan to have, certain advanced-nodes manufacturing or development abilities (as those are defined in the regulations). The new restrictions also apply to shipments of high-power advanced chips to China (as those are defined in the regulations), by any entity. These new restrictions also impose personal liability on any “U.S. Person” with “knowledge” that any item shipped, transmitted or transferred will be used for certain advanced nodes and/or high-powered chips development or production.

In October 2023, the U.S. Department of Commerce issued two new rules further restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors, and added several new Chinese entities to the Entity List. In November 2023, the U.S. Department of Commerce also partially suspended some of the licenses granted by it concerning certain Chinese customers as recipients.

In some cases, the abovementioned export restrictions might also be applicable to the products which we export from countries other than the US, either by international arrangements made between countries, as updated from time to time, imposing export limitation and supervisory duties, or by limitations on re-export of certain U.S. origin items.

Since the introduction of each of these restrictions, we have put in place processes to ensure compliance with these restrictions. While we continue to monitor new sanctions and restrictions that could arise, any potential violations of such laws whether U.S. or other jurisdictions, could have an adverse impact on our reputation, business, results of operations and financials.

New export control regulations have also been introduced in other jurisdictions, including China on items related to gallium and germanium; Japan on advanced semiconductor-manufacturing equipment; and the Netherlands on certain advanced semiconductor manufacturing equipment.

While certain additional export administration regulations issued in the different jurisdictions currently do not have a direct effect on us, these may have an adverse effect on the semiconductor manufacturing sector in China and reduce the demand for metrology equipment from this sector and therefore to indirectly affect our sales in China.

Changes in global trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.

The international environment in which we operate is affected by inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy there are, and may be additional, changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States. Future actions of the U.S. administration and that of foreign governments, including China, with respect to tariffs or international trade agreements and policies remains currently unclear.

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

Our results of operations, financial conditions, and prospects are subject to a significant degree to economic, political and legal developments in China including government control over capital investments or changes in tax regulations that are applicable to us. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate and control of foreign exchange, and allocation of resources. As one of our subsidiaries is located in China, our business is subject to the risks associated with doing business in China, including:

•	trade protection measures, such as tariff increases, and import and export licensing and control requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China;

•	historically, lower protection of intellectual property rights;

•	changes and volatility in currency exchange rates;

•	unexpected or unfavorable changes in regulatory requirements; and

•	local preference of emerging local competitors in China.

Our business could be disrupted by catastrophic events.

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

In addition, a number of the patents which relating to our main-stream products have already expired or are expected to be expired in the coming years. Such expiration may add significant competition to our tools in this area, which may lead to a decrease in our incomes. In addition, not all our patents provide coverage in all territories we operate in, and thus in some territories there is less coverage on some product lines.

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

There has been significant litigation involving intellectual property rights in the semiconductor and related industries, and similar litigation involving our Company could force us to divert resources to defend against such litigation or deter our customers from purchasing our systems.

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

In order to leverage big data and distributed computing, some of our software and products utilize open-source technologies. These technologies may be subject to certain open-source licenses, including but not limited to the General Public License, which, when used or integrated in particular manners, impose certain requirements on the subsequent use of such technologies, and pose a potential risk to proprietary nature of products. In the event that we have or will in the future, use or integrate software that is subject to such open source licenses into or in connection with our products in such ways that will trigger certain requirements of these open source licenses, we may (i) be required to include certain notices and abide by other requirements in the absence of which we may be found in breach of the copyrights owned by the creators of such open source technologies; and/or (ii) be required to disclose our own source code or parts thereof to the public, which could enable our competitors to eliminate some or any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products, and the failure to abide by license requirement resulting in copyright infringement, could materially adversely affect our competitive position and impact our business results of operations and financial condition. Furthermore, we are using third-party AI technologies or software, which may introduce significant risks to our cybersecurity as these could spread vulnerabilities, defects viruses, ransomware or malware through our products and/or services across our supply chain and operations.

Risks related to our industry

We operate in an extremely competitive market, and if we fail to compete effectively, our revenues and market share will decline.

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Onto Innovation Inc., and KLA Corp., which manufacture and sell CD, thin films and chemical metrology and process control systems. In addition, we compete with process equipment manufacturers (“PEMs”), such as ASML Holdings N.V., LAM Research, and Applied Materials Inc., which develop (or might as well acquire companies which develop) in-situ sensors and metrology products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time, including the recent emergence of local competitors in China. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling our solution to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

The semiconductor manufacturing industry is characterized by rapid technological changes, new product introductions and enhancements and evolving industry standards. Our ability to remain competitive and generate revenue will depend in part upon our ability to develop new and enhanced systems at competitive prices in a timely and cost-effective manner and to accurately predict technology transitions. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate the future demand for products. If we fail to correctly anticipate future demand for products, our sales and competitive position will deteriorate. In addition, the development of new technologies, new product introductions or enhancements by our competitors could cause a decline in our sales or loss of market acceptance of our existing products.

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

The semiconductor capital equipment market and industries, which are cyclical, experienced steep downturns and upturns in the last two decades. While in recent years, we saw more stable capital investment patterns overall, in 2023, there was a downturn in the capital equipment market and we cannot predict the timing of the market recovery or of potential future downturns and how these may impact our business.

Our operations may be delayed or interrupted, and our business could suffer if we violate environmental, safety and health, or ESH regulations.

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

Historically, we have derived all our revenues, and we expect to continue to derive practically all of our revenues, from sales of our products and related services to the semiconductor industry. Our business depends in large part upon capital expenditures by semiconductor manufacturers, which in turn depend upon the current and anticipated demand for semiconductors. The semiconductor industry has experienced severe and protracted cyclical downturns and upturns. Cyclical downturns, as those we have experienced in the past, including the slowdown in 2023, may cause material reductions in the demand for the products and services that we offer, and may result in a decline in our sales. In addition, our ability to significantly reduce expenses during such cyclical downturn may be limited because of:

•	our continuing need to invest in research and development;

•	our continuing need to market our new products; and

•	our extensive ongoing customer service and support requirements worldwide.

Furthermore, in recent years, we increased our leased facilities and related investments and our operating expenses. In the event of a global recession or certain other economic conditions forcing the Company to materially reduce its expenses, portions of such facilities may be rendered obsolete. As a result, we may have difficulty achieving continued profitability during a protracted slowdown.

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

As of the date of this Annual Report, we have one main manufacturing facility for our Optical CD and Raman technology-related product lines, which is located in Weizmann Science Park, Rehovot, Israel, one main manufacturing facility for our XPS and secondary ion mass spectrometry (“SIMS”) technology related product lines, which is located in Fremont, CA, US, and two manufacturing facilities for our Chemical Metrology product lines, which are located in Pliezhausen and Bad Urach, Germany (the "Manufacturing Facilities"). In the first half of 2025, following the planned completion of construction of our new manufacturing and laboratories facilities in Bad Urach, Germany, we plan to relocate all our German manufacturing and laboratories facilities to Bad Urach, Germany. These Manufacturing Facilities include special clean manufacturing jigs and/or room environments, which are customized to our needs. In addition, most of our ongoing inventories, including our main warehouse and work in process, are located in these Manufacturing Facilities. Although we adopted measures to protect these Manufacturing Facilities and inventories, such as implementing a disaster recovery plan which includes potential usage of laboratory facilities in all major sites, any event affecting any of our Manufacturing Facilities, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

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

If we are unable to successfully complete or integrate our future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. Further, in certain cases, mergers and acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business.

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

We purchase components, subassemblies and services from a limited number of suppliers and occasionally from a single or a sole source. Disruption or termination of these sources could occur (due to several factors, including, but not limited to, supplier capacity limitations, low availability of raw materials, bankruptcy, work stoppages due to a pandemic, or other reasons, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters), and these disruptions could have at least a temporary adverse effect on our operations. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business.

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

  Though the disclosure is currently voluntary we published our first Environmental, Social, and Governance (ESG) Insight Review in April 2023, in which we provided details on our strategy and principles to practices associated with climate change, human capital and diversity, governance, sustainability, diversity of our board and other Company policies. Any standards we may set for ourselves or a failure to meet these standards, could negatively impact our reputation.

  Despite our measures and attempts, it is possible that our shareholders and/or customers may not be satisfied with our ESG Plan or the speed of its adoption.

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

We compete in a market that involves rapidly changing technological and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop and exercise our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. Our principal research and development activities are conducted from our headquarters in Israel and our subsidiaries in the U.S and Germany, and we face significant competition for suitably skilled developers in these regions. The high-tech industry in Israel, the U.S. and other territories we operate in has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital. We may encounter higher attrition rates in the future, particularly if Israel continues to experience strong economic growth. We may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who depart with qualified or effective successors.  Many of the companies with which we compete for experienced personnel have greater resources than us.

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

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may adversely affect our business, our results of operations and our ability to raise additional funds.

           We are incorporated under the laws of the State of Israel, and many of our employees, including certain management members, operate from our offices that are located in Rehovot, Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel's credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel's other borders. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called, and additional employees may be called, for service in the current or future wars or other armed conflicts with Hamas as well as the other pending or future armed conflicts in which Israel is or may become engaged, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon also launched missile, rocket, drone and shooting attacks against Israeli military sites, troops and Israeli towns in northern Israel. In response to these attacked, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that the hostilities with Hezbollah will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit materially our ability to sell our products and provide our services to companies and customers in these countries. In addition, there have been increased efforts by countries, activists, and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts, by countries, activists and organizations, particularly if they become more widespread, may materially and adversely impact our ability to sell and provide our products and services outside of Israel.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may result in delayed deliveries of our products and may also have adverse impact on economic conditions in Israel.

Finally, political conditions within Israel may affect our operations, Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Risks Related to Our Indebtedness and Capital Structure

Our convertible senior notes due 2025 (“Convertible Senior Notes”) may impact our financial results, result in the dilution of existing shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to take advantage of future opportunities.

In October 2020, we closed an offering of $200 million aggregate principal amount of 0% Convertible Senior Notes due 2025 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, of which all Convertible Senior Notes remains outstanding as of December 31, 2023. The Convertible Senior Notes affect our earnings per diluted share figures, as procedures under the Accounting Standards Update (“ASU”) 2020-06 require that we include in our calculation of  earnings per diluted share the number of ordinary shares into which the Convertible Senior Notes are convertible. See also Note 10 to our consolidated financial statements contained elsewhere in this Annual Report.

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

           We generate most of our revenues in U.S. dollars, but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel (commonly referred to as NIS) and Euro. Starting January 1, 2019, in accordance with ASC 842 of lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel. In addition, on January 25, 2022, we acquired ancosys GmbH (hereinafter: “ancosys”) which operation is mainly Euro based. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS, Euro and other currencies. In such event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2023, the U.S. dollar revaluated against the NIS by 3.1%, after being revaluated by approximately 1.8% in the previous three years, and devaluated against the Euro by 3.6%, after being revaluated by approximately 5.2% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS and the Euro, and our cost of operations could be adversely affected by such trends.

We are subject to various regulations and standards relating to data privacy and security. Failure to comply any applicable privacy, security, data protection laws, regulations, standards or other requirement could have an adverse effect on our business prospects, results of operations, and financial condition.

The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. In particular, in the European Union, the General Data Protection Regulation (the “GDPR”) imposes more stringent data protection requirements and provides for greater penalties for noncompliance. For example, we collect, use, maintain and otherwise process certain personal data about candidates and employees. Our ability to collect, use, maintain or otherwise process personal data has been, and could be further, restricted by existing and new laws and regulations relating to privacy and data collection and protection, including the GDPR.

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

Additionally, recent legal developments in EU have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other non-adequate jurisdictions. The EU-U.S. Data Privacy Framework (EU-U.S. DPF), the UK Extension to the EU-U.S. Data Privacy Framework (UK Extension to the EU-U.S. DPF), and the Swiss-U.S. Data Privacy Framework (Swiss-U.S. DPF) were developed to facilitate transatlantic commerce by providing U.S. organizations with reliable mechanisms for personal data transfers to the United States from the European Union / European Economic Area, the United Kingdom (and Gibraltar), and Switzerland that are consistent with EU, UK, and Swiss law. On July10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. DPF. The adequacy decision concludes that the United States ensures an adequate level of protection – compared to that of the EU - for personal data transferred from the EU to US companies participating in the EU-U.S. DPF. The effective date of the Swiss-U.S. DPF principles implementation is July 17, 2023. On October 12, 2023, the UK Extension to the EU-U.S. DPF, known as the UK-US Data Bridge, took effect, allowing the transfers of personal data from the United Kingdom (UK) to the US without the need of having additional mechanism or safeguards in place. Companies can also rely on other mechanisms for their cross-border transfers, including the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism (“SCCs”). The Court of Justice of the European Union (“CJEU”)  made clear that reliance on SCCs alone may not necessarily be sufficient in all circumstances. The CJEU's decision also cast doubt over the effectiveness of the SCCs. The European Data Protection Board, which subsequently issued a revised set of SCCs for organizations to utilize, released their comments on the supplementary measures that can be used to ensure a sufficient level of data protection when transferring personal data. The comments indicated that organizations need to perform a data transfer impact assessment to evaluate the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals, and that additional measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain.

Similarly, there have been laws and regulations adopted throughout the United States and Israel that impose obligations in areas such as privacy, in particular protection of personal data and implementing adequate cybersecurity measures to protect such data. The most prominent to which we are exposed is the California Privacy Rights Act (CPRA), which became effective as of January 1, 2023, and imposes additional obligations such as expanding the current data privacy compliance requirements under the CCPA. The CPRA has established a regulatory agency to enforce these privacy acts. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations (for example, the Virginia Consumer Data Protection Act (VCDPA) that became effective in January 1, 2023, the Colorado Privacy Act (CPA) which became effective as of July 1, 2023, Connecticut Data Privacy Act (CDPA) which became effective on July 1, 2023 Utah Consumer Privacy Act (UCPA) which is subject to take effect on December 31, 2023) that impose new privacy rights and obligations. More generally, some observers have noted that the CCPA, CPRA, VCDPA, CPA, CDPA and UCPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

The Cyberspace Administration of China created uncertainty by publishing the Personal Information Protection Law, which came into force on June 1, 2023. For the outbound data transfer before the effective date, the law included a rectification period of six months ending on December 1, 2023 (inclusive). This law imposes more stringent data protection requirements, restricts cross-border data transfers, and imposes significant fines for non-compliant conduct.

In addition, failure to comply with the Israeli Privacy Protection Law 1981 and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. Current pending legislation may result in a change to the current enforcement measures and sanctions.

There have also been privacy bills enacted in other countries around the world which have introduced new or expanded privacy, security, cyber-security and artificial intelligence requirements and we expect that legislation will continue to evolve in the coming years. For example, the rising adoption of AI and Generative AI in daily operations and products poses additional and new risks, including, without limitation, data privacy and security risks, intellectual property infringement, ownership issues and/or confidentiality issues. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. Moreover, attackers leverage AI as both a tool and exploit vulnerabilities in AI systems. Therefore, it is difficult to determine whether and how such existing laws and regulations will apply to and impact the internet and our business.

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

In addition, through the years, we participated in consortia which are either solely managed and funded by the IIA, or are jointly funded by the EU commission and the National Innovation Authorities of the participating companies, i.e. The Israel Innovation Authority can jointly fund Nova Ltd. participation and the BMBF (The German National Innovation Authority) can jointly fund Nova Measuring Instruments Gmbh (which since 2023, also began participating in consortia which were submitted under the KDT JU routes, which are part of Horizon Europe, Nova Ltd. is also participating in European only funded/managed consortia.  To maintain our eligibility for these programs, we must continue to meet certain conditions.

Some of these programs also restrict our ability to manufacture particular products and transfer particular technology, which were developed as part of the local Innovation Authority funding agent (i.e., the IIA in Israel and the BMBF in Germany) programs, outside of the country in which these were manufactured. The restrictions associated with these programs may require  obtaining approval of the research and development committee nominated by the IIA or BMBF for certain actions and transactions and pay additional payments to the IIA or BMBF. Approval to manufacture products, which their development was partially funded by the local Innovation Authority funding agent, the country they are manufactured in or consent to the transfer of technology, if requested, might not be granted and if granted, may increase our financial liabilities to the respected Innovation Authority. In addition, if we fail to comply with certain restrictions associated with formerly received funding from IIA or BMBF, we may be subject to criminal charges.

We may be further exposed to risks related to the receipt of funding from other governments or governmental agencies in connection with strategic development programs, under which we receive funding. Under such strategic development programs, governments and governmental agencies typically have the right to terminate the program’s funding at any time. In addition, a project may be terminated by a mutual agreement, if the parties determine that the project's goals or milestones are not being achieved. As a result, there is no assurance that these sources of external funding will continue to be available to us in the future. Moreover, under the terms of certain governmental funding programs in which we receive funding, the applicable granting agency has the right to audit the costs that we incur, directly and indirectly, in connection with such programs. Any such audit could result in modifications to, or even termination of, the applicable governmental funding program. Any adverse finding resulting from any such audit could lead to penalties (financial or otherwise), termination of funding programs, suspension of payments or other adverse consequences to our ability to receive governmental funding. In addition, obligations related to grants received from the IIA grants bear an annual interest which are linked to the U.S. dollar. Pursuant to the latest IIA regulations, grants received until January 1, 1999, bear no interest.  Grants received before June 30, 2017, bear an annual interest rate that applied at the time of the approval of the applicable IIA file, and that interest rate will apply to all of the funding received under that IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month London Interbank Offered Rate, or LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or the SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants approved after January 1, 2024 will bear the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

There can be no assurance that our effective tax rate for the year ended December 31, 2023 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, the Inflation Reduction Act of 2022 signed into law in the United States on August 16, 2022 among other changes, introduced a 15% corporate minimum tax on certain corporations and a 1% excess tax on certain stock repurchases by certain corporations.

In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. On December 15, 2022, Council of the EU unanimously adopted the EU Directive on Global Minimum Tax.  Thus, it is now expected that the second Pillar rules will be enacted by EU member states by December, 31 2023 effective for fiscal years beginning on or after that date.

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

To the best of our knowledge, approximately 40% of our outstanding ordinary shares are cumulatively held by five of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this Annual Report.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. The bankruptcy of one of the banks in which or through which we hold or invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2023, a large portion of our cash reserves were invested in bank institutions, of which approximately 8% (from total cash reserves and investment portfolio) was invested in one bank institution in Israel. The bankruptcy of one of the bank institutions in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totaled $408 million as of December 31, 2023. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 (Assessment of Internal Control), which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2023, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Provisions of our Amended and Restated Articles of Association and Israeli law may delay, prevent or make difficult an acquisition of Nova, which could prevent a change of control and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, for special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Exhibit 2.1 to this Annual Report, “Description of the Securities” incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2022. For a more detailed discussion regarding some anti-takeover effects of Israeli law.

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

We believe that for our 2023 taxable year we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2023. Absent one of the elections referenced above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2024 or subsequent years. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the 2024 taxable year, or any future year, or that the Internal Revenue Service will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this Annual Report entitled “Taxation - U.S. Taxation – Passive Foreign Investment Companies.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

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

On July 25, 2021, we changed the legal name of our Company from Nova Measuring Instruments Ltd. to Nova Ltd. to match the Company’s long-term strategy. The Company has retained its NVMI ticker symbol and its Process Insight® tagline

In January 2022, we acquired ancosys, a privately held company with headquarters in Pliezhausen Germany which is a leading provider of chemical analysis and metrology solutions for advanced semiconductor manufacturing, supporting both frontend and backend semiconductor manufacturing. On June 26, 2023, ancosys merged into its parent company, Nova measuring instruments GmbH.

At the end of 2023, we had six direct fully owned subsidiaries, in the U.S., Taiwan, Korea, China, Japan and Germany.

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

Our agent for service of process in the United States is Nova Measuring Instruments Inc., which maintains its principal offices at 3342 Gateway Blvd, Fremont, CA 94538. It’s telephone number is 1-408-510-7400.

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

Nova’s market offering is driven by three product divisions: The Dimensional Metrology Division (DMD) which is responsible for optical technology-based metrology solutions (integrated and standalone), the Materials Metrology Division (MMD) which is responsible for X-ray and SIMS (Secondary Ion Mass Spectrometry) based solutions, and the Chemical Metrology Division (CMD) which is responsible for chemical metrology and replenishment solutions. The corporate units, such as marketing, next generation technology, human resources, finance and global business group, support all three divisions. This structure allows the company to focus management attention on each product line separately, and to facilitate the integration of additional businesses or technologies in the future.

Our Market

Semiconductor Industry and the Metrology Market

The semiconductor manufacturing process starts with a flat silicon disc known as a silicon wafer upon which integrated circuits are constructed. To construct the integrated circuits, a series of layers of thin films that act as conductors, semiconductors or insulators are applied. During the manufacturing process, these film layers are subjected to processes which remove and add portions of the film, create circuit patterns and perform other functions. The semiconductor manufacturing process requires numerous precise steps and strict control of equipment performance and process sequences. Tight process control can be achieved through monitoring silicon wafers and measuring relevant parameters before’ during or after each process step, with metrology tools.

The demand for our metrology systems is driven by capital equipment spending of the semiconductor manufacturers, which is in turn driven by the worldwide demand for semiconductor components embedded in technology devices. Industry data indicates worldwide demand for semiconductors will continue to grow, driven by the growing adoption artificial intelligence and internet of things (“IoT”) applications,  advanced network infrastructure, automotive, and green energy solutions, as well as network and data centers  constructed to support the influx of data.

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

Over the past several years we saw growing demand for trailing node capacity, driven by the growing need for IoT and sensors that do not require leading edge technologies. This trend is expected to continue in coming years and to increase the demand for metrology and process control solutions.

In addition, we are seeing a rapid growth in investments in advanced packaging production lines, driven by the heightened need for high-performance, high-intensity devices to support the increase in computing power required by AI-related applications. New architectures are emerging in the advanced packaging space, designed to enable a swift leap in performance rather than wait for the next generation of chip architecture.

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

•          Materials Engineering. In order to overcome limitations in the continued shrink of transistor dimensions, which are used to improve performance, leading manufacturers are introducing new novel materials to IC production. New materials introduction requires new processing and metrology solutions in the atom level and thus represents a challenging development for the semiconductor manufacturing industry. It also represents a growing demand for tighter materials control and therefore increasing demand for Materials Metrology solutions to control parameters such as composition, stress, ultra-thickness, crystallization and more.

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

•          Advanced Packaging. The evolution in packaging to high-end performance packaging technologies such as flip chip, fan out, 2.5D and 3D packaging is driven by the need for enhanced performance with higher I/O density and smaller pitch. The advanced packaging business growth is propelled by AI automotive, 5G and HPC-related applications. Capital investment for High-End Performance Packaging represents a significant part of the total packaging CAPEX and is shifting from OSATs to Integrated Device Manufacturers and Foundries as the production and process control requirements are becoming similar to Front-End Fabs. These trends are increasing the TAM for process control and metrology solutions that Nova delivers to the packaging market.

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

The Semiconductor Market – Update

According to Gartner forecasts, semiconductor revenues are expected to grow by 18% in 2024, following a decline of 11% in 2023. WFE (Wafer Fab Equipment) is expected to decline by 4% in 2024, following a decline of 8% in 2023 (Gartner Forecast Semiconductor Wafer Fab Equipment, Worldwide, Q423 Update, published December 2023).

According to research reports, future demand drivers for semiconductors include AI, smart sensors, internet-of-things industrial devices, green energy, automotive, data center and cloud infrastructure, and other electronic equipment.

          Products & Technologies

Our product portfolio includes a complete set of metrology platforms suited for dimensional, films, materials and chemical metrology measurements for process control across multiple semiconductor manufacturing process steps including lithography, Etch, CMP, deposition, electrochemical plating and advanced packaging. Our offering is comprised of several key product lines, spanning multiple technologies and addressing key challenges in semiconductor process control, from R&D to High-Volume-Manufacturing.

Our strategy to offer holistic and diversified portfolio supports the industry’s frequent transitions, establishing the advantages and unique value we bring to our customers. With the introduction of new technologies and products, we cover a wider variety of applications, which increase our served and available markets and footprint in the semiconductor manufacturing market.

Technology	Product Line	Key applications	Product families
• Broadband Spectrophotometry • Scatterometry • Spectral Reflectometry • Imaging and Image Processing	Dimensional Optical CD Integrated Metrology	Critical Dimensions Thin films	Nova i Platform Nova Astera
	Dimensional Optical CD Stand-Alone Metrology		Nova T-platform Nova MMSR
• Spectral Interferometry			Nova Prism
• X-Ray Photoelectron Spectroscopy • X-Ray Fluorescence	X-Ray Materials Metrology	Thin film Composition	Nova VeraFlex
• Secondary Ion Mass Spectrometry	SIMS Materials Metrology	Composition depth-profiling	Nova Metrion
• Raman Spectroscopy	Optical Materials Metrology	Strain Crystallinity	Nova Elipson
• Computational Modeling for Metrology Platforms	Physical modeling (Modeling Software Solutions)		Nova MARS
• Machine Learning • Advanced Algorithms	Mathematical modeling algorithms (Software solutions)		Nova FIT
• Big Data Analytics • High Power Computing	Fleet Management (Software solutions)		Nova FM Nova HPC QED
• Titration – various types • CVS, CPVS, PCGA • Spectrophotometry • HPLC • Dynamic Surface Tension • pH, conductivity, density	Chemical Process Control – Analysis and Replenishment	Electroplating process applications in interconnect, advanced packaging, and PCB markets	Nova Ancolyzer Nova Ancoscene Nova Ancoflex
• Solid dosing	Metal Replenishment	Powder dosing specialty metal oxide materials for electroplating applications	Nova DMR

About the product lines

Our product portfolio of composed from 4 major product lines.

1.	Dimensional Metrology

Nova’s integrated metrology (IM) - Integrated platforms that enable advanced process control (APC) required for the most advanced logic and memory technology nodes. Nova’ IM solutions offer fast metrology with high productivity, targeting manufacturing of advanced logic and memory device technologies. Integrated metrology systems are directly integrated with manufacturing process equipment and provide semiconductor manufacturers with effective and efficient process control by measuring wafers within the process environment. This family of products allows within-wafer and within-die variation control. Enriched with Nova’s advanced modeling, machine learning and algorithmic solutions, Nova’s integrated metrology provides enhancements in metrology accuracy, precision, and tool matching.

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

Some of Nova’s hardware products, mainly as related to Dimensional Metrology, are combined with our suite of advanced algorithms and software modeling solutions. Nova’s software modeling solutions combine top notch algorithms in the field of Artificial Intelligence and machine learning. Nova’s suite of software modeling products is comprised of Nova MARS physical and geometrical modeling and Nova FIT data driven machine learning modeling solutions. These solutions are supported by Nova HPC, a computational management layer, which also serves as the foundation for Nova’s Centralized Fleet Management and Control. Our comprehensive software modeling portfolio provides customers with a complete modeling and application development solution designed for complex 3D and HAR structures in the most advanced logic and memory technology nodes:

•
Nova MARS - Nova MARS software package is a multi-channel metrology modeling engine designed for the most advanced 3D structures in advanced process nodes of semiconductor manufacturing. It is a complete modeling solution for scatterometry and spectral interferometry models’ development, material characterization and recipe optimization which is crucial for facing increasing challenges in semiconductor metrology. The Nova MARS also injects physical and process related knowledge to solve complex structures.

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

•
VeraFlex- Nova’s VeraFlex combines enhanced XPS (X-Ray photoelectron spectroscopy) capability with an optional unique low energy XRF (X-Ray fluorescence) channel to address logic and memory device fabrication challenges. This innovative inline technology is a surface-sensitive quantitative spectroscopic technique that is used to determine the elemental composition and thickness of thin films.

•
Nova Metrion - Nova Metrion - targets process control of 3D logic and memory semiconductor devices. The technology enables advanced materials profile measurements by bringing secondary ion mass spectrometry (SIMS) into semiconductor production lines on both monitor and product wafer. The Nova Metrion provides quantitative and actionable results on depth profiling of compositional information with high-depth resolution and precision.

•
Nova Elipson - Nova Elipson utilizes Raman spectroscopy, a vibrational spectroscopy technique, to detect multiple material properties such as strain, crystallinity, phases, grain size and composition. The combination of a small spot and high speed of this non-destructive, optical method makes it a metrology of choice for both memory and logic applications.

4.	Chemical Metrology –

Nova offers a market-leading portfolio of advanced, open and flexible chemical metrology platforms for backend wafer-level packaging, TVC,  front-end dual-damascene, and PCB and IC-Substrate process steps.

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

•
Nova AncoScene– the Nova AncoScene is an industry-standard chemical metrology solution for damascene copper and cobalt plating interconnects applications, qualified by leading global manufacturers for operation in advanced nodes production processes. The solution supports a continuously growing range of copper and cobalt baths and applications and offers a fully automated analysis of bath components, overall plating performance, excursions, trends alarms and warnings, and overall process control.

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

•
Nova DMR – the Nova DMR offers economical replenishment of metals in a plating bath. This significantly extends the bath chemicals’ lifetime and improves the plater utilization. DMR provides fully automatic powder container docking for uninterrupted operation and eliminates the constant increase in bath volume, reducing the need for bleed and feed or full bath dump. Thus, reducing environmental impact and minimizing operational risks and costs. The platform integrates with Nova Ancolyzer and can directly connect to any process tools.

•
Nova AncoFlex - Nova AncoFlex™ is an industry-standard fully automated inline chemical metrology solution for copper PCB and IC-substrate production processes. The solution supports a continuously growing range of copper baths and applications and provides excellent lifetime monitoring of bath composition and performance. The platform combines reported and controlled accuracy and precision with uncompromising reliability and the highest availability.

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

We serve all leading manufacturers in the logic, foundry, memory and packaging  sectors of the integrated circuit manufacturing industry. Our customers are located across Asia, Europe and North America.

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

	2021	2022	2023
Total revenues from five largest customers	70%	57%	52%
Range of revenues from five largest customers	4%-31%	6%-23%	5%-19%

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS, interferometry, Raman Spectroscopy metrology, chemical metrology techniques and semiconductor process control, and include multidisciplinary measurement instruments, complex system engineering, algorithms, physical modeling, optical design, interpretation software, machine learning, image acquisition, pattern recognition, X-ray energy sources, electron optics and detection, multiple types of electrochemical, and spectroscopic analysis methods, applied to characterize individual and complex multi-component mixes vacuum systems and equipment integration. Our research and development staff consist of about 480 highly skilled members, approximately 110 of whom hold Ph.D.’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified for ISO 9001 quality standard (Current ISO 9001:2015 version), additionally certified in Germany and the U.S. as of 2020 and 2021, respectively.

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

In the frame of our research and development activities we participate from time to time in development consortia arrangements, which also help us to support our customers in the transition to advance technology nodes. These consortia are joint collaboration programs with other semiconductors companies and are supported and funded by the IIA and/or European Joint Research and/or the German BMBF. It should be noted, that in order to maintain our eligibility for these programs, we must continue to meet certain conditions. These programs might restrict our ability to manufacture particular products and transfer particular technology, which were funded by the IIA. For additional information, see “Item 5C - Grants from the Israel Innovation Authority & European programs” in this Annual Report.

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

 Our in-house know-how is an important element of our intellectual property. The development and management of our products require sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our products would be difficult. The risk of a competitor effectively replicating the functionality of our products is further mitigated by the fact that most of the core technology operating on our systems is not exposed to a user or to our competitors. To protect our technology, we implement multiple layers of security.

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

Manufacturing

We have one manufacturing facility for our Optical based product lines (including the Raman technology), which is located in Rehovot, Israel, one manufacturing facility for our X-ray and SIMS based product lines, which is located in Fremont, CA, U.S., and two manufacturing facilities for our Chemical Analysis and Metrology technology related product lines, which are located in Pliezhausen and Bad Urach, Germany.

In 2023, we expanded our production and development capabilities with a new state-of-the-art cleanroom in Rehovot, Israel that support the Company’s newly introduced technologies and continuous growth. In addition, we also established a cleanroom in a new “Innovation Center” facility at our Fremont site. These facilities became operational in  2023.

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

In order to leverage the relatively high volume of systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our sites, in Israel, Fremont, CA, Pliezhausen and Bad Urach, Germany are certified by the ISO 9001:2015 quality mark by an international certification institute. Additionally, we received the formal certification of ISO 14001and ISO 45001 for our sites in Israel and Fremont, CA. We are being annually recertified for these standards.

Environmental, Social and Governance (ESG)

Nova ESG 2023 Status

On April 4, 2023, we published our first Environmental, Social, and Governance (ESG) Insight Review, as was published on our website (the “ESG Plan”). We aim to continue improving our ESG Plan, which we plan to review and updated every two years. Our top priority remains the wellbeing of our employees and their families. On October 7th, our ESG Plan was put to the test and assisted our management team to rapidly adapt our operations and safety measures to provide support for our teams both in Israel and abroad.

As part of the ESG Plan, we established a management level ESG Steering Committee, led by our CEO, which oversees the ESG policies, strategy and implementation to monitor our long-term and annual guidelines and results related to ESG matters. This committee serves as a supplement to the responsibilities of our Chief Human Resources Officer, which among other matters, is responsible for developing strategies and initiatives to achieve our ESG goals as detailed in our ESG Plan. All as part of our vision to become a more active influencer in creating a sustainable and equitable future. Our ESG Plan was composed in accordance with the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) guidelines, and the United Nations Sustainable Development Goals (SDGs). It is built on four pillars that we aim to interlace across our daily operations and culture: (i) Governance – elevating ethical and corporate governance methods; (ii) People and Social Impact – with a focus on both the individual and the surrounding communities; (iii) Innovative Approach – connecting technical roadmap to unique culture for long-term impact; and (iv) Environment and Supply Chain – managing efficiently footprint, energy and sustainable supply chain.

      For more information on our ESG Plan – please visit our website where you can access the full report. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein.

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

4.C      Organizational Structure

Our Subsidiaries

Our subsidiaries as of the end of 2023 and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Place of Incorporation
Nova Measuring Instruments, Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Korea Ltd.	Korea
Nova Measuring Instruments GmbH*	Germany
Nova Measuring Instruments (Shanghai) Co., Ltd.	China

* On June 26, 2023 ancosys GmbH merged into its parent company, Nova Measuring Instruments GmbH.

4.D      Property, Plant and Equipment

Location	Purpose of use	Approximate SQM	Expiration date
Israel Rehovot and Ness Ziona	Offices, manufacturing and laboratories	16,000	August 2029 with an option to extend the lease period by two periods of five years each, subject to customary conditions. Ness Ziona 2800 sqm lease is expected to end in January 2026
US Fremont California	Offices, manufacturing and laboratories	8,000	March 2029 with an option to extend for an additional five years, subject to customary conditions.
Germany Bad Urach	Offices, manufacturing and laboratories	6,500	The facility is owned by the company and is currently being constructed. The facility is planned to fully replace the Pliezhausen facility.
Germany Pliezhausen	Offices, manufacturing and laboratories	4,500	2025, to be replaced by the Bad Urach facility.
Taiwan Hsinchu	Offices and laboratories	2,000	2031
US, China, Korea, Taiwan, Japan	Offices and laboratories	Less than 2,000 each	Ranging between 2024 and 2027.

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

Executive Overview

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. We deliver continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. We bring pioneering metrology solutions to the world of process control, by industrializing laboratory and research-grade technologies and developing emerging metrology solutions. Nova’s product portfolio, deployed by the world’s largest integrated circuit manufacturers, combines high-precision hardware and cutting-edge software and provides its customers with deep insight into the development and production of the most advanced semiconductor devices. Our unique capability to develop innovative metrology solutions allows its customers to improve device performance, enhance yields and accelerate time to market. We sell our solutions mainly to semiconductor manufacturers, and in some cases to semiconductor process equipment manufacturers.

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

In the past five years (2018-2023), we achieved a positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 16%, while Gartner Inc. estimates that the Process Control sector has achieved a CAGR of approximately 13% (Gartner Q4-2023 forecast, published on December 2023). During these years, we successfully diversified our technology to include Material and Chemical metrology capabilities, on top of our Dimensional metrology solutions. We also added advanced machine learning algorithms on top of our physical modeling, and we advanced our traditional tool set to include advanced capabilities in both hardware and software. We also diversified our revenue mix across semiconductor sectors, customers and geographies. During these years, we were also able to increase our total available market through development of new technologies used for Materials and Dimensions metrology, addressing emerging applications in both Memory and Foundry/Logic across trailing edge and advanced technology nodes.

In 2023, product sales accounted for approximately 78% of our total revenues, and services accounted for approximately 22%.

As of the end of 2023, we had cash reserves, net of convertible senior notes, of approximately $444 million, and working capital of approximately $387 million, which consist of current assets net of current liabilities.

Our service organization is operating on a profit-and-loss basis, and the objectives of our service organization are defined and measured by customer satisfaction, quality support parameters, and profit and loss criteria. The service organization provides support to all products we sell, during both the warranty period and the post warranty period. Service revenues are mostly driven by extended warranty, time and material requests, service contracts and proactive sales to the install base to improve productivity and metrology performance.

Significant Events in 2023 and Outlook for 2024

During 2023, we demonstrated several significant achievements:

•	Solid business results, including growth in service sales.

•	Expanding our manufacturing capacity by opening of a new clean room facility in Israel.

•	Diversified customers mix, across multiple territories.

•	Further expansion into advanced packaging with new and existing products.

•	Further market adoption of Nova’s advanced portfolio:

o	Materials, chemical and dimensional metrology solutions.

o	Hardware and software coupling.

o	Machine learning and AI capabilities to complement physical modeling.
o	Holistic offering, including Integrated and Standalone metrology.

•	Continued proliferation of Nova’s newly announced solutions of Elipson, Metrion and AncoScene products.

•	Continued evolution of our Optical CD solutions with new generations of Integrated and Standalone metrology platforms.

•	Completion of the post-merger integration of ancosys.

•	Continued investments in research and development programs aimed to generate new organic growth engines for process control.

•
Deepening collaboration with research institutes and customers' development centers, utilizing a variety of our products, leading to our positioning as a long-term technology development and high-volume manufacturing partner.

•
ESG (Environment, Social and Governance) – In 2023 we published our first ESG review. We are determined as a company to play a vital role in creating a world that values equality, safety and environmental health for the benefit of future generations to come. We are committed to proactively invest in embedding social responsibility as part of our culture and business management to support our values.

In 2024, we plan to focus on the following:

•	Investing in organization development to enhance our human capital and the strength of our global teams based on our values and culture.

•	Continue to strengthen our competitive market position, through unique innovation and technical leadership.

•	Continue executing our innovation and development plans to meet future industry challenges.

•
Continue executing our well-defined strategy to reach $1B USD in revenues, organically and inorganically. The strategy defines the Company’s growth path in revenue, customers, technology and financial performance.

•
Expand our total available markets by addressing new emerging metrology applications and markets sectors, through solutions delivery to the challenging buildup of advanced Logic technology nodes, memory scaled 3D-NAND nodes and DRAM scaled devices at leading edge customers.

•	Continue delivering metrology systems for the trailing edge technology nodes and to advanced packaging customers to support new applications ramp up and expansions.

•	Continue the collaborations and joint research programs with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue innovation and diversification of our products through several new product introductions to extend the Company’s market leadership and total available market.

•	Continue our plans to generate revenues and competitive edge through SW algorithms and Machine Learning solutions.

•	Strengthening the partnership with our customers and build a “Customer Centric” approach to accommodate and deliver customers’ requirements along the semiconductor lifecycle.

•	Continue investing in developing new approach and methods for inline materials process control.
•	Continue investing in our chemical metrology product development and enhance our product offering.

•	Create synergy between our product lines towards a combined offering for advanced applications, which require dimensional, material and chemical metrology.

•
Grow our production facilities and offices footprint to meet semiconductor demand and our strategic plans and continue to develop modern and streamlined core business processes through new ERP and Service CRM infrastructure.

•
Elevate our investment in ESG programs in order to promote social responsibility programs through our five pillars program (for details, refer to the Environmental, Social and Governance (ESG) chapter in Item 4.B in this Annual Report).

The major challenges we could face in fulfilling our plans include:

•	Meeting strategic, development, operational and delivery targets in light of the macro economical, geopolitical and trade restriction issues across the globe and the current conditions in Israel.

•	On time delivery of the required solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs in order to properly control expenses.

•	Identifying the metrology evolution roadmap for future industry needs to meet process control requirements and lead the market.

•	Achieving long-term growth targets while supporting extensive growth in all our activities.

•	Building a solid global infrastructure to accommodate further growth.

•	Failure to design, implement and smoothly transition to the new ERP system.

In order to address the risks above we implemented a global plan to secure our employees safety, guarantee supply chain resiliency, assure business continuity and continuous support to our customers.

We collaborate with key customers, equipment manufacturers, and research institutes to stay informed about their metrology and process control requirements. This helps us align our roadmap to their needs and address any technical or roadmap risks and challenges.

It is our belief that we have been able to consistently improve our market position because of a combination of factors:

•	Optical metrology has become an enabler for the industry over the last few years.

•	Materials metrology has been widely adopted by leading memory and logic/foundry customers. We expect further adoption in the next few years.

•	The growing adoption of our metrology portfolio in the advanced packaging market.

•
Our unique metrology portfolio, combining optical, X-Ray and chemical metrology for both dimensions and materials. This provides the most advanced portfolio, combining the best innovative metrology capabilities with the best reliability and return on investment.

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

We anticipate ongoing growth in the adoption of our solutions as the semiconductor manufacturing process becomes increasingly complex and the industry evolves. We believe that our target market is growing as we expand our offering to more stages of the semiconductor manufacturing process and develop innovative new metrology solutions. As the semiconductor production process becomes increasingly challenging, we believe that the need for our diverse portfolio of technologies for dimensional, materials and chemical metrology will continue to grow in the coming years.

5.A      Operating Results

Overview

A substantial portion of our revenues is coming from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

For the distribution of our total revenues, from products and services, by geographic areas, see Note 15A to our consolidated financial statements.

The sale cycle of our systems is long and the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. We schedule production of our systems based upon order backlog and customer forecasts.

Our revenues decreased by 9% in 2023 following an increase of 37% in 2022, and an increase of 54% in 2021.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated income statements to our total revenues for the periods indicated:

Percentage of Total Revenues Year ended December 31:

	2021	2022	2023

Revenues from product sales	81%	81%	78%
Revenues from services	19%	19%	22%
Total revenues	100%	100%	100%

Cost of products sale	32%	34%	32%
Cost of services	12%	11%	12%
Total cost of revenues	43%	45%	43%

Gross profit	57%	56%	57%

Operating expenses:
Research and development expenses, net	16%	16%	17%
Sales and marketing expenses	10%	9%	10%
General and administrative expenses	4%	4%	4%
Total operating expenses	30%	29%	31%

Operating profit	27%	26%	26%

Financial income (expense), net	(1)%	2%	4%
Income before income taxes	26%	28%	30%
Income tax expenses	4%	3%	4%

Net income	22%	25%	26%

Comparison of Years Ended December 31, 2023 and 2022

Revenues. Our revenues in 2023 decreased by $52.8 million, or 9%, compared to 2022. Revenues attributable to product sales were $405.0 million, a decrease of $59.1 million, or 13%, compared to 2022. Revenues attributable to services were $112.9 million, an increase of $6.3 million, or 6%, compared to 2022. The decrease in product revenues in 2023 was attributed to the lower WFE investments and capacity expansions in 2023 compared to 2022. The increase in services revenues in 2023 was attributed mainly to the increase in our systems installed base.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, amortization of intangible assets and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2023 was $164.0 million. Our gross margin attributable to product revenues in 2023 was 60%, compared to 59% in 2022. The increase in products gross margins in 2023 is related mainly to a different product and customer volumes mix. Our cost of services in 2023 was $60.8 million, compared to $62.4 million in 2022. Gross margin attributable to service revenues in 2023 was 46%, compared to 41% in 2022. The increase in services gross margins in 2023 is related mainly to the increase in service revenues in parallel to successful cost restraining measures implemented during 2023.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from governmental funding of research and development activities. Our net research and development expenses in 2023 were $88.0 million, a decrease of $2.4 million, or 3%, compared to 2022, after offsetting grants received of $3.1 million in 2023 and 2022, each. Research and development expenses excluding grants received or receivable in 2023 were $91.1 million, compared to $93.5 million in 2022. The decrease in 2023 is mainly related to successful cost restraining measures implemented during 2023. In 2023, net research and development expenses represented 17% of our revenues, compared to 16% in 2022.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Our sales and marketing expenses in 2023 were $52.5 million, a decrease of $0.3 million, or 0.5%, compared to 2022. Sales and marketing expenses represented 10% of our revenues in 2023 compared to 9% of our revenues in 2022.

General and Administrative Expenses. General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in 2023 were $20.4 million, a decrease of $3.4 million, or 14%, compared to 2022. The decrease in general and administration expenses in 2023 was attributed to 2022 ancosys acquisition costs and to successful cost restraining measures implemented during 2023. In 2023, general and administration expenses represented 4% of our revenues, same as in 2022.

Financial income (expense), net. Financial income (expenses), net is comprised of interest income, financial expenses related to the Convertible Senior Notes, exchange rate impact and bank charges. In 2023, we recorded $22.4 million of net financial income compared to $8.5 million in 2022. The increase in financial income in 2023 was mainly attributed to higher interest income in 2023 as a result of higher global interest rates during 2023.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2023, we recorded $18.4 million income tax expenses, reflecting effective tax rate of 11.9%. In 2022, we recorded $18.1 million of income tax expenses, reflecting effective tax rate of 11.7%.

Comparison of Years Ended December 31, 2022 and 2021 is incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2023.

5.B       Liquidity and Capital Resources

 As of December 31, 2023, we had working capital of approximately $387 million, compared to working capital of approximately $479 million as of December 31, 2022. The decrease  in our working capital in 2023 was mainly attributed to the classification of the senior convertible notes as short-term liabilities in 2023, which was partially offset by increase in cash and marketable securities.

Cash and cash equivalents, short-term and long-term deposits and marketable securities as of December 31, 2023 were $641 million compared to $529 million as of December 31, 2022, and increased mainly due to our fluent operating cash flow.

Trade accounts receivables slightly increased from $109 million as of December 31, 2022 to $111 million as of December 31, 2023.

Inventories increased from $117 million as of December 31, 2022 to $138 million as of December 31, 2023. The increase in inventory is related to the anticipated increase in our business levels in the first half of 2024 as well as higher inventories to support new products proliferations.

Operating activities in 2023 generated positive cash flow from operating activities of $124 million compared to a positive cash flow from operating activities of $120 million in 2022.

The following table describes our investments in capital expenditures during the last three years (US dollars, in thousands):

	2021		2022		2023
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
Electronic equipment	2,356	1,134	3,664	4,155	2,086	2,867
Office furniture and equipment	22	283	66	1,055	360	499
Leasehold improvements	371	650	8,934	436	2,994	2,457
Land and buildings	-	-	-	3,004	-	5,925
Total	2,749	2,067	12,664	8,650	5,440	11,748

In 2023, the gross investment in capital expenditures, including inventory items moved to capital and investment in new ERP, was approximately $25 million, and was financed from our operating cash flow. In 2024, we expect our gross capital spending to increase to approximately $35 million, mainly as a result of continuous investments in facilities and new ERP.

Our principal liquidity requirement is expected to be for working capital and capital expenditures, as well as additional acquisitions and investment in new ERP. We believe that our current cash reserves will be adequate to fund our planned activities for at least the next twelve months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with our cash reserves together with positive cash flow from operations, if any. If these funds are insufficient to finance our future business activities, which may include acquisitions, we would have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

 Presently, our short-term debt is comprised from Convertible Senior Notes.

We do not have a readily available source of other short-term or long-term debt financing such as a line of credit.

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

Joint programs of the European Research Area and the IIA(for Nova Ltd.) or BMBF (for Nova Measuring Instruments Gmbh)

We participate in European consortia, which are joint programs governed by the Electronic Component Systems (ECSEL) & Key Digital Technologies (KDT), for European Leadership Joint Undertaking (the “JU”) as part of the Horizon 2020 & Horizon Europe, respectively, which are cooperations between the European Research Area and the (the “EU Consortia”).

Some of the obligations and undertakings specified hereunder in connection with IIA or BMBF activities (such as the restrictions under the Innovation Law and obligation to grant certain access rights to our technology and intellectual property rights) apply with respect to some of these joint projects. In addition, the participation in an EU Consortia includes specific obligations, such as the following: The budgeted grant will be paid to the company pursuant to certain rules regarding ‘eligible costs’; Obligations to properly implement the activities assigned under the specific EU Consortia project; Restrictions in contributions of third parties (by service or otherwise); Obligations to keep information up to date and to inform about events and circumstances likely to affect the consortium activity; Obligations related to records keeping, investigations and audits by the JU in order to verify the proper implementation of the specific EU Consortium project and compliance with the obligations under the terms of the program, including assessing deliverables and reports during a period of up to two years following the receipt by the company of the full grant payment; Obligations related to Intellectual property allocation generated by an EU Consortium, background intellectual property designation prior to the commencement of the EU Consortium’s project and the provision of access rights to results obtained as part of the EU Consortium. Breach of such obligations may result in the reduction of the aggregate expected grant amount or claiming back previously received grants. In addition, the company may be subject to administrative and financial penalties such as temporary exclusion from all JU European Consortia and fines of up to 10% of the maximum expected grant, as well as to contractual liabilities.

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

•
Know-How transfer limitation. The Innovation Law restricts the ability to transfer know-how funded by the IIA outside of Israel, including by way of a license to a non-Israeli entity. Transfer of IIA funded know-how outside of Israel requires prior approval of the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration, taking into account depreciation mechanism, and less royalties already paid to the IIA. The regulations promulgated under the Innovation Law establish a maximum payment of the redemption fee paid to the IIA under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its IIA funded know-how, in whole or in part, or is sold as part of an M&A transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the total grants received (plus accrued interest) for development of the know-how being transferred, or the entire amount received from the IIA, as applicable; (ii) in the event that following the transactions described above (i.e., asset sale of IIA funded know-how or transfer as part of an M&A transaction) the company undertakes to continue its R&D activity in Israel (for at least three years following such transfer and maintain at least 75% of its R&D staff employees it had for the six months before the know-how was transferred, while keeping the same scope of employment for such R&D staff), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus accrued interest) for the applicable know-how being transferred, or the entire amount received from the IIA, as applicable. No assurance can be given that approval of any such transfer, if requested, will be granted and what will be the amount of the redemption fee payable.

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

5.D      Trend Information

For information regarding the most significant recent trends in our market, see “Item 4B– Our Market – The Semiconductor Market – Update ” in this Annual Report.

5.E      Critical Accounting Estimates

We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 to our consolidated financial statements, which are included elsewhere in this Annual Report. The following critical accounting discussion pertains to accounting estimates management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our management evaluates its estimates on an ongoing basis, including those related to, but not limited to revenue recognition, allowance for credit losses related to marketable securities, inventory write-offs, business combination, fair value and useful lives of intangible assets, and income taxes and tax uncertainties . These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

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

Marketable Securities

The Company accounts for Credit losses in accordance with ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments”. The guidance requires the Company to determine whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment should be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company intends to sell an impaired available for sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

Inventories

Inventories are stated at the lower of cost or net realizable value. Inventory write-downs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products, and for market prices lower than cost, if any. We periodically evaluate the quantities on hand relative to historical and projected sales volume (which is determined based on an assumption of future demand and market conditions), the age of the inventory and the expected consumption of service spare parts. At the point of the loss recognition, a new lower cost basis for that inventory is established. Any adjustments to reduce the cost of inventories to their net realizable value are recognized in earnings in the current period.

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

Intangible assets

 As a result of previous acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $39.2 million and $43.6 million as of December 31, 2022 and 2023, respectively.

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

Item 6. Directors, Senior Management and Employees

6.A      Directors and Senior Management

The following is the list of senior management and directors as of February 9, 2024:

Name	Age	Position
Eitan Oppenhaim (4)	58	Executive Chairman of the Board of Directors
Avi Cohen (1)(2) (4)	70	Director
Raanan Cohen (2)(3)	68	Director
Zehava Simon (1)(2)(3)(4)	65	Director
Sarit Sagiv (1)(2)	55	Director
Yaniv Garty (3)(4)	56	Director
Gabriel Waisman	53	President & CEO
Dror David	54	Chief Financial Officer
Shay Wolfling	52	Chief Technology Officer
Adrian S. Wilson	52	President of US subsidiary & General Manager Material Metrology Division
Effi Aboody	53	Corporate VP and General Manager Dimensional Metrology Division

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating governance and sustainability committee
(4)	Member of the strategy and M&A committee

Mr. Eitan Oppenhaim was named executive chairman of our board of directors on March 31, 2023, after serving as member of our board of directors from October 2019. Mr. Oppenhaim served as the President and Chief Executive Officer of the Company from July 31, 2013 until March 31, 2023, and has previously served as the Executive Vice President Global Business Group, since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd.. Prior to that, from 2002 until 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 until 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 until 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a BA in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

Mr. Avi Cohen has served as a director of the Company since 2008 and during the period between December 2022 and March 2023 also served as the interim chairperson of our board of directors while Dr. Michael Brunstein was absent for health-related reasons. He also, serves as Executive Chairman of ZOOZ Power Ltd. (TASE: ZOOZ) and as a director of Cognyte Software Ltd. (Nasdaq: CGNT) as well as on the board of directors of Cortica Ltd., Sight Diagnostics, and CGS Tower Networks Ltd. From July 2016 to September 2017 Mr. Cohen served as the CEO of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 until the merger, Mr. Cohen served as the CEO of RR Media. Prior to that, until March 2012, Mr. Cohen served as President and CEO of Orbit Technologies (TASE: ORBI). From September 2006 until December 2008, Mr. Cohen served as chief operating officer and deputy to the CEO of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC). From 2003 he was a group vice president and member of the executive management committee. From 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as CEO of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds a B.Sc. and a M.Sc. in electrical engineering and applied physics from Case Western Reserve University, U.S.

Mr. Raanan Cohen was appointed as a director of the Company by our board of directors in February 2014. Prior to that and until December 2012, Mr. Cohen served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on Nasdaq. Mr. Cohen also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen currently serves as the Chief Executive Officer of EyeWay Vision Ltd., a private company and a director of Gezuntech therapeutics, a private company. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University of Jerusalem, Israel.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Effective as of May 2018, and our adoption of the exemption under the Regulation (as defined below), Ms. Simon is no longer classified as an external director under the Companies Law.  Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd., a public company traded on Nasdaq and TASE, Nice Systems, a public company traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University of Jerusalem, Israel, a law degree (LL.B.) from Reichman University (formerly, the Interdisciplinary Center in Herzliya, Israel) and an M.A. in Business and Management from Boston University, U.S.

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

Mr. Yaniv Garty was appointed to serve as a director of the Company by our board of directors as of April 2, 2023. From January 2017 to February 2023, Mr. Garty was a Vice President at Intel, a public company traded on the Nasdaq, and the General Manager of Intel Israel – Israel’s largest Hi-Tech employer and Intel’s largest operation outside the U.S. Before returning to Israel from the Bay Area, Mr. Garty held multiple positions within Intel since its acquisition of Envara Inc. in 2004. He initially served as Chief Operating Officer of Intel’s Broadband Wireless Division (WiMAX/4G and WLAN solutions), and from 2011 to 2018 as the General Manager of the Wireless Connectivity Solutions business unit, a worldwide organization responsible for delivering wireless connectivity technologies and products. Prior to Intel’s acquisition of Envara, Mr. Garty had multiple engineering, business, and managerial positions in different companies, including Serconet Networks, Optibase, and Orckit Communications. Prior to this, Mr. Garty served as a R&D Engineer with the Ministry of Defense of Israel. Mr. Garty additionally serves as the Chairman of the America-Israel Chamber of Commerce since January 2018, a voluntary organization of more than 230 Israeli and multinational companies. Mr. Garty holds a B.Sc. in electrical engineering and an MBA, both from Tel Aviv University, Israel.

Mr. Gabriel Waisman was appointed by our board of directors as the Company’s President & Chief Executive Officer, effective as of March 31, 2023. Mr. Waisman previously served as the Company’s Chief Business Officer (CBO) since 2016, responsible for customer facing groups, including global sales, marketing, customer support and applications. Mr. Waisman has over 17 years of managerial expertise in a global geographically dispersed environment, and extensive experience pioneering multidisciplinary technologies, particularly within the Electronics and Telecom sectors. Prior to joining Nova, Mr. Waisman served as President of both Orbotech Pacific (Orbotech Ltd Hong Kong) and Orbotech West (Orbotech Inc., USA) where he was responsible for Sales & Marketing, Finance and Operations, and Customer Support. Prior to this, Mr. Waisman served in various managerial positions at Alvarion, starting as Strategic Marketing Director, EMEA, and moving on to Vice President of Strategic Accounts, General Manager of Western Europe, followed by Managing Director, Asia-Pacific. Mr. Waisman has also served as EMEA Regional Sales & Marketing Director (Broadband Division) at Comverse. He holds a B.Sc. in Electronic Engineering from the Technion Institute of Technology in Israel and an MBA in Business Administration from the Tel-Aviv University, Israel.

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

Mr. Adrian S. Wilson joined Nova in January 2018 as General Manager Material Metrology Division and President of our U.S. subsidiary, Nova Measuring Instruments, Inc. Mr. Wilson has over 30 years of Semiconductor capital equipment and materials experience. Mr. Wilson joins us from Nanometrics Inc., where he held the position of Vice President & General Manager of Advanced Imaging and Analytics Business Unit. Prior to Nanometrics Inc., he held the position of Managing Director of Element Six Technologies Ltd., the non-abrasive arm of the synthetic diamond group of DeBeers, focused on thermal management and optical components for the semiconductor industry. Mr. Wilson has experience in leading both start-ups and divisions within large public multi-national companies, including KLA, FormFactor Inc. and Phoenix X-ray Systems & Services Inc., a capital equipment start-up. Mr. Wilson holds a bachelor’s degree in Electronics Engineering, post Grad in Marketing Management and an MBA in Technology Management. Mr. Wilson’s accreditations include Fellow of the Chartered Institute of Marketing (UK) and Fellow of the Institute of Directors (UK).

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

6.B      Compensation

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our board and senior management members listed in item 6.A in this Annual Report, with respect to the year ended December 31, 2023 (consisting of 12 persons) was approximately $12 million. This amount includes approximately $0.5 million set aside or accrued to provide pension, severance, retirement, or similar benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2024 annual general meeting of shareholders in accordance with Israeli regulations.

Terms of employment of Mr. Gabriel Waisman, who was appointed as our President and Chief Executive Officer effective as of March 31, 2023, as were approved by our shareholders at the 2023 annual general meeting of shareholders, are as follows:

General

(i) a monthly base salary of NIS 110,000 (approximately, $31,000), effective as of April 1, 2023; (ii) an annual bonus of up to twelve (12) monthly base salaries for 100% achievement (with additional payment of up to twelve (12) monthly salaries in the case of overachievement), subject to objectives which are annually predetermined by our board of directors and the compensation committee, in accordance with our compensation policy; (iii) in the event of termination of employment (other than for cause), Mr. Waisman will be entitled to a six months advance notice, during which he will be entitled to all of his compensation components, including the continued vesting of his equity awards. In the event of termination of employment not for cause, the annual bonus will be prorated (subject to certain adjustments); (iv)customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (v) subject to required approvals under applicable law, a directors and officers' insurance, including a “run-off” insurance policy; and (vi) monthly travel expenses or a Company car (deducted out of the gross salary), cellular phone, a land line phone, toll road expenses, a laptop computer, annual medical check-up and other expense reimbursements pursuant to the Company general policies as applicable from time to time.

Equity-Based Compensation

On June 1, 2023, per the approval at the annual general meeting of shareholders, Mr. Waisman was granted a total of 12,000 restricted share units that vest over a period of four (4) years, in equal annual installments, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman. In addition, Mr. Waisman was granted with 12,000 performance-based restricted units that vest over a period of four (4) years, in four equal annual installments, provided that the Company meets or exceeds the non-GAAP operating profit as set forth in the Company's budget as approved by the board of directors for the fiscal year preceding the date of vesting, unless such performance share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman. In the event a portion of the performance share units fails to vest, such portion will be carried forward to the fourth vesting date and will vest if the Company’s average annual return on equity based on net income during the previous four (4) years will be no less than ten percent (10%).

Compensation upon Significant Event

In the event that prior to the completion of the vesting of equity awards granted to Mr. Waisman an acquisition of the Company or asset transfer of all or substantially all the assets of the Company(collectively, “"M&A Event”) will occur while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, then immediately prior to, and contingent upon, the closing of such M&A Event, all of Mr. Waisman unvested equity awards will become fully vested and exercisable, or substituted for equity awards in a successor company.

In the event an M&A Event will occur while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, the compensation committee and the Board may grant to Mr. Waisman a special bonus of up to 12 monthly salaries.

Compensation upon Acquisition

In the event the Company acquires another business (whether by merger, share or asset purchase) while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, Mr. Waisman may be granted a special bonus of up to 12 monthly salaries, subject to the compensation committee and board of director's discretion.

  Directors and Officers Equity Based Compensation

  As of February 9, 2024, a total of 40,647 options to purchase our ordinary shares and 151,006 RSU’s were outstanding and held by certain directors and senior management members listed in item 6.A in this Annual Report (consisting of 11 persons), of which 37,641 options are currently exercisable or exercisable within 60 days of February 9, 2024. 70,452 shares are held by trustee due to vested RSUs and 2,149 RSU’s will vest within 60 days of February 9, 2024. See “Item 6E. Share Ownership” in this Annual Report.

  In accordance with our current equity-based compensation policy, the exercise price of granted options is equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

  Compensation of Directors

The compensation scheme for our non-executive directors (other than the chairperson of the board of directors), which does not include any pay per meeting, as approved by our shareholders in June 2022, is as follows:

(i) an annual payment of NIS 210,000 (approximately US$57,000) with additional annual payment for service on board committees as follows: NIS 42,000 (approximately $11,400) (or NIS 63,000 (approximately $17,000) for the chairperson) for each member of the audit or compensation committee; and NIS 30,000 (approximately $8,100) (or NIS 44,000 (approximately $12,000) for the chairperson) for each member of the nominating committee or any other Board Committee;

(ii) in the event of a director appointed by our board of directors, a one-time equity award of restricted share units of up to $170,000 prorated based on the number of days between the date of appointment to our board of directors and the date of the first annual general meeting of our shareholders following such appointment, which will vest over a period of four (4) years; and

(iii) an equity award of restricted share units, on an annual basis on the date of our annual general meeting of the Company’s shareholders, under our incentive plan (provided the director is still on the Board) at a value of $170,000, which will vest over a period of four (4) years, subject to such director’s continued service through such date.

Our shareholders further approved that the chairperson of the board of directors will be entitled to an annual compensation of NIS 360,000 (approximately US$98,000) and an annual equity grant of restricted share units at the value of $600,000.

  On May 18, 2023, our shareholders approved the following additional termination terms to Mr. Eitan Oppenhaim, in his position as our former President and Chief Executive Officer: an adjustment period of six (6) months, in addition to the three (3) months advance notice as set in Mr. Oppenhaim’s employment agreement, during which Mr. Oppenhaim will be entitled to all compensation components, including bonuses.

On May 18, 2023, our shareholders further approved the following additional compensation scheme for non-executive directors and chairperson of the board of directors: a director whose service as a director ends (other than in the case the director is removed by our shareholders or disqualified under the Companies Law) following at least eight (8) years of directorship will be entitled to the acceleration of vesting of any equity awards, including options and restricted share units, subject to vesting within three (3) months of his or her last date of service, so such equity awards will be fully vested as of such date.

On June 23, 2022, our shareholders approved our current compensation policy.

The full text of our current compensation policy was filed as exhibit 4.7 to the 2022 Annual Report and is incorporated by reference. Furthermore, following the SEC approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1 (the “Clawback Listing Rules”), which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its annual report, we have adopted as of October 2, 2023, 2023, a clawback policy as contemplated pursuant to the Clawback Listing Rules, as filed as an exhibit to this Annual Report as Exhibit 97.

6.C      Board Practices

Our Amended and Restated Articles of Association, as adopted by the Company’s shareholders on June 24, 2021, or the Articles, provide that we may have between five and nine directors. Our board of directors currently consists of six directors, two of which are female directors.

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

Our board of directors determined that Ms. Sarit Sagiv has accounting and financial expertise as described in the regulations promulgated pursuant to the Companies Law, and that, therefore, the requirements of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

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

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

Audit Committee

Our Audit Committee is comprised of Sarit Sagiv (Chairperson), Zehava Simon and Avi Cohen. The audit committee is responsible to provide oversight of the accounting and financial reporting process of the Company and the audits of the financial statements of the Company, and assist the Board in its oversight of (i) the integrity of the Company's financial statements and other published financial information, (ii) the Company's compliance with applicable financial and accounting related standards, rules and regulations, (iii) the selection, engagement and termination, subject to shareholder approval, of the Company's independent auditor, (iv) the pre-approval of all audit, audit-related and all permitted non-audit services, if any, by the Company's independent auditor, and the compensation therefor, (v) the Company's internal controls over financial reporting and (vi) risk assessment and risk management, including cyber risks.

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

Our audit committee also acts as our investment committee, monitoring our cash reserves investment policy.

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

Under the Companies Law and our compensation committee charter, our compensation committee is responsible, among others, for (i) recommending to the board of directors regarding its approval of a compensation policy in accordance with the requirements of the Companies Law, and any other compensation policies, incentive-based compensation plans and equity-based plans; (ii) overseeing the development and implementation of such compensation plans and policies that are appropriate in light of all relevant circumstances and recommending to the board of directors regarding any amendments or modifications that the compensation committee deems appropriate; (iii) determining whether to approve transactions concerning the terms of engagement and employment of our officers and directors that require compensation committee approval under the Companies Law or our compensation plans and policies; (iv) oversees the administration of our clawback policies with respect to executive compensation, in line with our charter, including as required pursuant to SEC and Nasdaq rules; and (v) taking any further actions as the compensation committee is required or allowed to under the Companies Law or the compensation plans and policies.

Nominating Governance and Sustainability Committee

Our Nominating Governance and Sustainability Committee is comprised of Raanan Cohen (Chairperson), Zehava Simon and Yaniv Garty. The function of the nominating committee is described in the approved charter of the committee, and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. In June 2022, our board of directors  expanded the committee’s responsibilities to also include recommending to the board of directors on governance matters and for developing and recommending to our board of directors business conduct and ethics guidelines, applicable to the Company, including overseeing the Company’s policies, programs and strategies related to environmental, social and governance (“ESG”) matters, periodically reviewing such guidelines and recommending any changes thereto, and overseeing the evaluation of our board of directors and management.

Strategy and M&A Committee

In August 2023, our board of directors established our Strategy and M&A Committee, which is comprised of Yaniv Garty (Chairperson), Eitan Oppenhaim, Avi Cohen and Zehava Simon. The function of the strategy and M&A committee is described in the approved charter of the committee, and includes responsibility for providing the board of directors with recommendations, in relation to: (i) the development and execution of the Company’s strategy, including its strategic plans and initiatives; and (ii) the identification and analysis of acquisition, merger, joint venture, and investment opportunities. The committee shall also maintain a cooperative, interactive planning process with management, including but not limited to, identifying and prioritizing strategic goals.

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

Furthermore, our Compensation Policy contains a compensation recovery provision which enables us under certain circumstances to recover bonuses paid in excess due to an accounting restatement, allows our chief executive officer to approve immaterial changes in the terms of employment of executive officers, provided such changes are in accordance with our Compensation Policy, and enables us to exculpate, indemnify and insure our directors and executive officers subject to certain limitations as set forth therein.

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

6.D      Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

As of December 31,	2021	2022	2023
Total Personnel	819	1,177	1,202
Located in Israel	428	505	516
Located abroad	391	672	686
In operations	176	280	287
In research and development	328	462	477
In global business	240	311	318
In general and administration	75	124	120

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

6.E      Share Ownership

Based on information provided to us, our 11 directors and senior management members listed in Item 6.A in this Annual Report, have had, as a group, sole voting and investment power for 108,093 shares beneficially owned by them as of February 9, 2024 (representing approximately 0.4% of the 29,019,663 issued and outstanding ordinary shares of our company as of such date). Such number includes 37,641 shares subject to options that are immediately exercisable or exercisable within 60 days of February 9, 2024 (with expiration dates ranging between 2024 and 2027; exercise prices ($/share) ranging between $23.36 and $102.35), 70,452 shares held by the trustee due to vested RSUs, and 2,149 RSUs to be vested within 60 days as of February 9, 2024. Each of such directors and senior management members beneficially owned less than 0.4% of our company’s shares as of such date.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 9, 2024 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans under which we have outstanding equity grants, are described below:

2007 Incentive Plan (which was active until October 2017) - As of December 31, 2023, options to purchase 4,304,112 ordinary shares at an exercise prices which range from $0.43 to $9.58, the fair market value of our shares on the dates of grant, were granted under this plan of which, as of December 31, 2023, 3,070,179 options were exercised, 12,595 options were outstanding and exercisable, 1,221,338 options had been cancelled and no options were outstanding and unvested. As of December 31, 2023, a total of 834,142 RSU’s had been granted, of which 728,223 had vested, 105,919 had been cancelled and no RSU's were outstanding. Following adoption of 2017 share incentive plan, as detailed herein, we have ceased granting equity under the 2007 incentive plan.

2017 Share Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our board of directors on August 1, 2017, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2023, options to purchase  635,877 ordinary shares at an exercise prices which range from $ 22.56 to $ 102.35, the closing price of the Company's ordinary shares on Nasdaq on the day of grant, were granted under this plan of which, as of December 31, 2023, 299,835 options were exercised, 93,864 options were outstanding and exercisable, 242,358 options had been cancelled and 5,739 were outstanding and unvested. As of December 31, 2023, 1,412,773 RSU’s had been granted, of which 705,139 RSU’s had vested, 119,965 had been cancelled and 587,669 RSU's were outstanding.

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

For additional information regarding our employees’ incentive plans, see Note 9 of our consolidated financial statements, contained elsewhere in this Annual Report.

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

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 29,019,663 ordinary shares outstanding as of February 9, 2024.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Wasatch Advisors Inc. (1)	3,123,837	10.77%
FMR LLC (2)	2,416,804	8.33%
Menora Mivtachim Holdings Ltd. (3)	2,083,389	7.18%
Migdal Insurance & Financial Holdings Ltd. (4)	1,909,027	6.58%
Harel Insurance Investments & Financial Services Ltd. (5)	1,849,259	6.37%

(1)	The information is based upon Amendment no. 4 Schedule 13G/A filed with the SEC by Wasatch Advisors Inc. on February 9, 2024 regarding holdings as of December 31, 2023.

(2)	The information is based upon Amendment no. 2 to Schedule 13G/A filed with the SEC by FMR LLC, its subsidiaries and Abigail P. Johnson on February 9, 2024 regarding holdings as of December 31, 2023.

(3)
The information is based upon Amendment no. 6 to Schedule 13G/A filed with the SEC by Menora Mivtachim Holdings Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtahim Insurance Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. and Shomera Insurance Company Ltd. on February 14, 2024 regarding holdings as of December 31, 2023.

(4)	The information is based upon Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd. on January 31, 2024 regarding holdings as of December 31, 2023.

(5)
The information is based upon Amendment no. 10 to Schedule 13G/A filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on January 30, 2024 regarding holdings as of December 31, 2023.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the decrease in the percentage of ownership by Adage Capital Partners LP, Adage Capital Partners GP, L.L.C and Adage Capital Advisors L.L.C below 5% in 2021; (ii) the increase in the percentage of ownership by Wasatch Advisors Inc. above 10% in 2022; and (iii) the increase in the percentage of ownership by FMR LLC above 5% in 2021.

As of February 9, 2024, our ordinary shares were held by 10 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 9, 2024, 9 registered holders were U.S. domicile holders and held approximately 0.02% of our outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

7.B      Related Party Transactions

In June 2023, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $50 million (including $10 million Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee in accordance with the framework under our compensation policy.

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

In addition, distribution of dividends may be subject to certain tax implications. For additional information regarding tax implication of dividends' distribution, see “Item 10E. Taxation – Israeli Taxation” in this Annual Report.

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

10.B    Memorandum and Articles of Association

A copy of our amended and restated articles of association were attached as Exhibit 1.1 to our 2022 Annual Report and are incorporated by reference to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to our 2022 Annual Report and is incorporated by reference into this Annual Report.

10.C    Material Contracts

Israeli Lease Agreement

 A summary of our Israeli Lease Agreement has been attached as Exhibit 4.7 to our 2022 Annual Report and is incorporated by reference to this Annual Report. See Note 11 to our consolidated financial statements included within this Annual Report.

Convertible Senior notes

For a description of our issuance of convertible notes, see Note 10 to our consolidated financial statements included within this Annual Report.

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

Dividends paid to Shareholders out of any income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15% or at a lower rate provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of a company which is considered a Foreign Investment Company as defined in the Investment Law, the 12-year limitation on reduced withholding tax on dividends does not apply.

A dividend distributed or deem distributed which was exempt from tax (“Trapped Profits”) out of income derived from the Approved Enterprise will be subject to tax with respect to the amount distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would otherwise been applicable, which is at ranged between 10%-25%, depending on the level of foreign investment in the company in each year. Under the Investments Law, the transfer of funds from the company to shareholders and other related parties may be deemed to be regarded as a dividend distribution for this purpose in certain circumstances.

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

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, which  was effective as of April 1, 2005, changed certain provisions of the Investments Law, or the 2005 Amendment. An eligible investment program under the 2005 Amendment qualified for benefits as a “Beneficiary Enterprise”. According to the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center. As a result, a company was no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that had a Beneficiary Enterprise may, at its discretion, approach the ITA for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

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

Similar to the previously available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years (i.e., Trapped Profits), depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. If the company pays a dividend out of income derived from the Beneficiary Enterprise during the benefits period and such dividend is actually paid at any time up to 12 years thereafter, except with respect to a foreign investment company, in which case the 12-year limit does not apply, such income will be subject to withholding tax at the rate of 15% (in case of non-Israeli shareholders – subject to the receipt in advance of valid certificate from the ITA allowing the 15% tax rate, or a lower rate under a tax treaty, if applicable). A Company that pays dividend out of Trapped Profits will be subject to tax with respect to the amount distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable.

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

The 2011 Amendment introduced a new status of “Preferred Enterprise”, replacing the existing status of “Beneficiary Enterprise” and introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise. A Preferred Company is an industrial company that meets certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law as with respect to “Beneficiary Enterprise” was cancelled.

A Preferred Company is entitled to a reduced flat tax rate with respect to its preferred income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014-2016	9%	16%
2017 onwards*	7.5%	16%

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

In addition, the 2011 Amendment introduced a new status of “Special Preferred Company” which is an Industrial company meeting, in addition to the conditions prescribed for “Preferred Company” certain additional conditions (including that the total Preferred Enterprise income is at least NIS 1.5 billion in 2016 and NIS 1 billion and part of a group that generates income of at least NIS 10 billion). The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5%, if located in Development Region “A”, or to 8%, if located in other area within the State of Israel.

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

The new incentives regime will apply to “Preferred Technology Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were on average at least 7%  out of the company's turnover or exceeded NIS 75 million (approximately $21 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the Company’s financial statements as R&D expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.2 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more, over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.8 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more, over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

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

A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million (approximately $140 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing the 20% reduced tax rate or a reduced rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are, distributed to a parent foreign company that holds solely or together with other foreign companies at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, and subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729–1969, or the Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company which was incorporated in Israel, of which 90% or more of its income in any tax year (exclusive of income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel or in the “Area”, in accordance with the definition under section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose principal activity in any given tax year is industrial manufacturing.

An Industrial Company is entitled to certain tax benefits, including: (i) an amortization of the cost of purchased patent, the right to use a patent or know-how that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight-year period, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon approval of any governmental authority.

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

Generally, the capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% (for any asset other than shares that are listed on a stock exchange purchased on or after January 1, 2003 the portion of the gain generated up to December 31, 2011 will be subject to the previous capital gains tax rates - 20% or 25% in case of a Controlling Shareholder as described below). However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, 10% or more of one of the Israeli resident company’s “means of control”) at the time of sale or at any time during the preceding twelve (12) months period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%.

The Real Gain derived by corporations will be generally subject to the ordinary corporate tax rate (23% in 2018 and thereafter).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2023 for individuals, unless the benefiting provisions of an applicable treaty applies.

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

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). For example, under the U.S.-Israel Double Tax Treaty the following rates will generally apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the maximum tax rate is 12.5% on dividends, not generated by an Approved Enterprise or a Beneficiary Enterprise, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise or a Beneficiary Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident maintained in Israel.

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) in the case of individuals, the taxpayer is not obligated to pay excess tax (as further explained below).

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 698,280 (approximately $195 thousand) for 2023, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Dividends paid by us generally will be foreign source, “passive income” for U.S. foreign tax credit purposes. U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received on the ordinary shares. The Code provides limitations on the amount of foreign tax credits that a U.S. holder may claim. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which these U.S. holders elect to do so for all foreign income taxes. Certain U.S. Treasury regulations that apply to foreign income tax paid or accrued in taxable years beginning on or after December 28, 2021 restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction (although Notice 2023-55 provides temporary relief from the application of certain aspects of these regulations and such relief has been extended by Notice 2023-80 indefinitely until new guidance or regulations are issued). The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether you would be entitled to this credit.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2023. Under the asset test, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2023. Nonetheless, there is a risk that we were a PFIC in 2023 or we will be a PFIC in 2024 or subsequent years. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

Impact of Currency Fluctuation

Because our results are reported in U.S. Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily NIS and Euro) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2023, the value of the U.S. dollar revaluated against the NIS by approximately 3.1%, and devaluated against the Euro by approximately 3.6%. As of December 31, 2023, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS and Euro. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2023 and are expected to continue to be affected by such currency fluctuations in 2024. As of December 31 ,2023 the Company recorded a NIS and Israel CPI linked lease liability, under the implementation of ASC 842 in the amount of $30 million (including exchange rate differences of $1 million).

In 2023, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $158 million with settlement dates through 2023-2024, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $158 million. In accordance with ASC 815-10, we recorded in 2023 an increase of approximately $1.6 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2023, with all other variables held constant, would decrease the fair value of our net liabilities denominated in NIS, held at December 31, 2023, by approximately $12.6 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a)          Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective.

c)           Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member firm of Ernst & Young Global, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-3.

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

Item 16C. Principal Accountant Fees and Services

Since 2015, Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member of Ernst & Young Global (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors. The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer for all services, including audit services, for the years ended December 31, 2022 and 2023:

	2022	2023
Audit Fees	713,000	740,000
Tax Fees	50,000	26,000
Other Fees	61,000	25,000
Total	824,000	791,000

      “Audit fees” are fees associated with the annual audit of the Company consolidated financial statements and services that generally the independent accountant provides, such as consultations on various accounting issues, performance of local statutory audits, fees associated with the audit of management assessment of internal control over financial reporting, annual tax returns and audit of reports to IIA.

      “Tax Fees” are fees related to ad hoc tax consulting services and opinions.

      “Other Fees” mainly include services related to SEC regulation consulting and due diligence services.

      Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, all audit, audit related and tax services must be specifically approved by the audit committee and certain other non-audit, non-audit related and non-tax services may be approved without consideration of specific case-by-case provided certain terms and procedures are met. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal years 2023 and 2022.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

 In March 2022, we announced a $100 million repurchase program of our ordinary shares. Through December 31, 2023, we spent an aggregate of $112,259.50 to repurchase 1,255 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
March 2023	1,255	$89.45	252,983	78.47

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Plans (10b5-1)

Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan, detailing methodologies, reporting channels and governance processes that apply across the organization and refer to strategic, operational, financial, legal and compliance risk areas.

Our cybersecurity risk management program includes:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; and

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (Committee) oversight of cybersecurity and other information technology risks. The Committee oversees management’s implementation of our cybersecurity risk management program.

The Committee receives reports from management and internal auditor on our cybersecurity risks. In addition, management updates the Committee and board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. In addition, at least once a year, the board of directors receives a report from management on the topic.

Our cyber security management team, including our CEO, COO and CISO reporting to the COO, is responsible for assessing and managing our material risks from cybersecurity threats. The team is primarily responsible for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team gained expertise in cybersecurity, each member bringing years of hands-on experience and strategic leadership in the landscape of digital security. Their collective knowledge spans a range of areas, including threat intelligence, risk management, incident response, and compliance. Our CISO, holds a B.Sc. in Computer Science, with over 15 years of cybersecurity experience, actively participates in formal courses and conferences to stay current with evolving threats. Similarly, our COO, has a rich technological background, attends cybersecurity conferences to align business operations with robust security measures. Additionally, our management team receives training from our IT consultant, to better prepare them to address emerging challenges in the dynamic cybersecurity landscape.

Our cybersecurity management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-39.

Item 19. Exhibits

See Exhibit Index.

NOVA LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

NOVA LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023

Contents

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NOVA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nova Ltd. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2024, expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of excess and obsolete inventory reserve
Description of the Matter
The Company’s inventories totaled $138.2 million as of December 31, 2023. As described in Note 2i to the consolidated financial statements, the Company assesses the value of inventories, including raw materials, service inventory, work-in-process and finished goods, in each reporting period, and values its inventories at the lower of cost or net realizable value. Reserves for potential excess and obsolete inventory are made based on management's analysis of inventory levels, future sales forecasts, market conditions and the expected consumption.

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

Our substantive audit procedures included, among others, evaluating the significant assumptions stated above and the accuracy and completeness of the underlying data management used to value excess and obsolete inventory. We compared the cost of on-hand inventories to management's sales forecast. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses over the significant assumptions to evaluate the changes in the obsolete and excess inventory estimates that would result from changes in the underlying assumptions.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2015.

Tel-Aviv, Israel
February 20, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NOVA LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Nova Ltd.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nova Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes of the Company, and our report dated February 20, 2024 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
February 20, 2024

NOVA LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 2 3	2 0 2 2
ASSETS
Current assets
Cash and cash equivalents	107,574	111,121
Short-term interest-bearing bank deposits	119,850	95,305
Marketable securities (Note 3)	216,258	167,073
Trade accounts receivable, net of allowance of $277 and $215 at December 31, 2023 and 2022, respectively	111,256	109,320
Inventories (Note 4)	138,198	116,600
Other current assets (Note 5)	17,084	13,527
Total current assets	710,220	612,946
Non-current assets
Marketable securities (Note 3)	191,351	153,462
Interest-bearing bank deposits and restricted cash	6,254	2,083
Deferred tax assets (Note 14)	23,583	20,097
Severance pay funds (Note 9)	1,146	1,194
Operating lease right-of-use assets (Note 11)	41,856	44,885
Property, plant and equipment, net (Note 6)	66,874	55,886
Intangible assets, net (Note 7)	39,184	43,586
Goodwill	50,080	49,009
Other long-term assets	3,259	957
Total non-current assets	423,587	371,159
TOTAL ASSETS	1,133,807	984,105
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net (Note 10)	197,678	-
Trade accounts payable	35,158	42,732
Deferred revenues	41,978	30,543
Operating lease current liabilities (Note 11)	6,703	5,968
Other current liabilities (Note 8)	41,294	54,825
Total current liabilities	322,811	134,068
Non-Current liabilities
Convertible senior notes, net (Note 10)	-	196,394
Accrued severance pay (Note 9)	3,363	3,599
Operating lease long-term liabilities (Note 11)	39,762	43,697
Deferred tax liability (Note 14)	10,574	12,190
Other long-term liabilities	6,545	7,194
Total non-current liabilities	60,244	263,074
Commitments and contingencies (Note 12)
TOTAL LIABILITIES	383,055	397,142
SHAREHOLDERS’ EQUITY (Note 13)
Ordinary shares, no par value - Authorized 60,000,000 shares at December 31, 2023 and 2022; Issued and Outstanding 29,013,834 and 28,678,476 at December 31, 2023 and 2022, respectively.
Additional paid-in capital	139,694	121,398
Accumulated other comprehensive loss	(3,325)	(12,508)
Retained earnings	614,383	478,073
Total shareholders’ equity	750,752	586,963
Total liabilities and shareholders’ equity	1,133,807	984,105

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Revenues:
Products	405,037	464,152	337,026
Services	112,885	106,577	79,087
Total revenues	517,922	570,729	416,113
Cost of revenues:
Products	163,981	191,402	131,453
Services	60,764	62,357	49,217
Total cost of revenues	224,745	253,759	180,670
Gross profit	293,177	316,970	235,443
Operating expenses:
Research and development, net (Note 2S)	88,043	90,458	65,857
Sales and marketing	52,467	52,729	39,876
General and administrative	20,404	23,852	17,324
Total operating expenses	160,914	167,039	123,057
Operating income	132,263	149,931	112,386
Financial income (expense), net (Note 17)	22,436	8,478	(3,133)
Income before taxes on income	154,699	158,409	109,253
Income tax expenses (Note 14)	18,389	18,196	16,152
Net income	136,310	140,213	93,101

Earnings per share:
Basic	4.73	4.89	3.28
Diluted	4.28	4.43	3.12

Shares used in calculation of earnings per share:
Basic	28,828	28,697	28,372
Diluted	32,089	31,870	29,816

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Net income	136,310	140,213	93,101

Other comprehensive income (loss), net of tax:
Cumulative Translation Adjustment	2,946	(5,039)	-
Available-for-sale investments (Note 3):
Unrealized gain (loss) on available-for-sale marketable securities, net	5,193	(6,047)	(1,016)
Cash flow hedges (Note 16):
Unrealized gain (loss) from cash flow hedges	(532)	(2,421)	74
Less: reclassification adjustment for net gain (loss) included in net income	1,576	1,813	(442)
Other comprehensive income (loss)	9,183	(11,694)	(1,384)

Total comprehensive income	145,493	128,519	91,717

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share amounts)

					Accumulated
	Ordinary			Additional	Other		Total
	Shares			Paid-in	Comprehensive	Retained	Shareholders’
	Number	Amount		Capital	Income (Loss)	Earnings	Equity

Balance as of January 1, 2021	28,176,862	74		129,274	570	241,620	371,538
Issuance of shares upon exercise of options	236,652	(*	)	11	-	-	11
Issuance of shares upon vesting of RSU	165,530	(*	)	(* )	-	-	-
Share based compensation	-	-		10,488	-	-	10,488
Elimination of the par value of the Ordinary shares (Note 1)	-	(74)		74	-	-	-
Other comprehensive loss	-	-		-	(1,384)	-	(1,384)
Net income	-	-		-	-	93,101	93,101
Balance as of December 31, 2021	28,579,044	-		139,847	(814)	334,721	473,754

ASU 2020-06 adoption (Note 10)	-	-		(13,770)	-	3,139	(10,631)
Issuance of shares upon exercise of options	161,416	-		90	-	-	90
Issuance of shares upon vesting of RSU	191,494	-		-	-	-	-
Share based compensation	-	-		16,647	-	-	16,647
Share repurchase at cost	(253,478)	-		(21,416)	-	-	(21,416)
Other comprehensive loss	-	-		-	(11,694)	-	(11,694)
Net income	-	-		-	-	140,213	140,213
Balance as of December 31, 2022	28,678,476	-		121,398	(12,508)	478,073	586,963

Issuance of shares upon exercise of options	133,485	-		122	-	-	122
Issuance of shares upon vesting of RSU	203,128	-		-	-	-	-
Share based compensation	-	-		18,286	-	-	18,286
Share repurchase at cost	(1,255)	-		(112)	-	-	(112)
Other comprehensive income	-	-		-	9,183	-	9,183
Net income	-	-		-	-	136,310	136,310
Balance as of December 31, 2023	29,013,834	-		139,694	(3,325)	614,383	750,752

(*)    Less than $1
The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
Cash flows from operating activities:
Net income	136,310	140,213	93,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	10,344	8,621	6,475
Amortization of intangible assets	5,857	6,033	2,458
Amortization of premium and accretion of discount on marketable securities, net	(3,001)	1,666	1,708
Amortization of debt discount and issuance costs	1,284	1,282	4,229
Share-based compensation	18,286	16,647	10,488
Net effect of exchange rate fluctuation	1,754	4,523	(745)
Changes in assets and liabilities:
Trade accounts receivables, net	(1,183)	(31,634)	(5,132)
Inventories	(26,000)	(29,311)	(18,457)
Other current and long-term assets	(5,752)	(4,223)	192
Deferred tax assets, net	(6,241)	(13,740)	(2,989)
Operating lease right-of-use assets	3,050	3,873	1,680
Trade accounts payables	(7,807)	5,142	11,697
Deferred revenues	11,391	15,243	10,621
Operating lease liabilities	(3,221)	(6,351)	(904)
Other current and long-term liabilities	(11,352)	1,509	17,919
Accrued severance pay, net	(188)	46	(79)
Net cash provided by operating activities	123,531	119,539	132,262
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	(78,469)	-
Change in short-term and long-term interest-bearing bank deposits	(29,658)	129,944	(31,456)
Investment in marketable securities	(273,572)	(211,742)	(215,091)
Proceed from sales and maturities of marketable securities	195,087	81,325	12,862
Purchase of property, plant and equipment	(17,188)	(21,314)	(4,816)
Net cash used in investing activities	(125,331)	(100,256)	(238,501)
Cash flows from financing activities:

Settlement of a contingent consideration liability	-	(8,480)	-
Purchases of treasury shares	(112)	(21,416)	-
Proceeds from exercise of options	122	90	11
Net cash provided by (used in) financing activities	10	(29,806)	11
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	(2,357)	(4,454)	622
Decrease in cash, cash equivalents and restricted cash	(4,147)	(14,977)	(105,606)
Cash and cash equivalents - beginning of year	111,721	126,698	232,304
Cash, cash equivalents and restricted cash - end of year	107,574	111,721	126,698
Supplemental disclosure of non-cash activities:
Operating right-of-use assets recognized with corresponding operating lease liabilities	785	17,398	3,198
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	26,842	23,014	13,275

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

The Company’s Chief Operating Decision Maker (CODM) is the Company’s president and CEO. The Company operates in one operating segment.

On April 2, 2015, the Company completed the acquisition of 100% shares of ReVera Inc. (hereinafter – ReVera) a privately-held U.S. company. On December 31, 2017, ReVera, merged into Nova Measuring Instruments, Inc.

On January 25, 2022, the Company completed the acquisition of 100% shares of ancosys GmbH (hereinafter – ancosys) a privately-held German company. On July 1, 2023, ancosys, merged into Nova Measuring Instruments GmbH.

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

B.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company's management evaluates its estimates on an ongoing basis, including those related to, but not limited to revenue recognition, allowance for credit losses related to marketable securities, inventory write-offs, business combination, fair value and useful lives of intangible assets, income taxes and tax uncertainties income taxes, credit loss related to collectability of trade accounts receivable, goodwill impairment, lease discount rate and lease period. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

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

The following table provides a summary of cash, cash equivalents and restricted cash that constitute the total amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2023	2022	2021
Cash and cash equivalents	107,574	111,121	126,698
Long term restricted cash	-	600	-
Cash, cash equivalents and restricted cash	107,574	111,721	126,698

E.	Short Term Bank Deposit

Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

F.	Marketable Securities

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

The Company accounts for Credit losses in accordance with ASU 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments”. The guidance requires the Company to determine whether a decline in fair value below the amortized cost basis of an available for sale debt security is due to credit related factors or noncredit related factors. A credit related impairment should be recognized as an allowance on the balance sheet with a corresponding adjustment to earnings, however, if the Company intends to sell an impaired available for sale debt security or more likely than not would be required to sell such a security before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security’s amortized cost basis.

The Company did not recognize an allowance for credit losses on marketable securities as there were no expected credit losses for the years ended December 31, 2023 and 2022.

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

Cost is determined as follows:

•	Raw materials - using the moving average cost method, with specific items valued on a first-in, first-out (FIFO) basis

Service inventory, work in process and finished goods - based on actual production cost basis (materials, labor and indirect manufacturing costs).

J.	Property, Plant and Equipment

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

Intangible assets with finite life (refer to note 2M for impairment assessment of intangible assets with finite life) are amortized over their useful lives using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used, or, if that pattern cannot be reliably determined, using a straight-line amortization method. There was no impairment of goodwill during the periods presented.

Weighted Average Useful Life (Years)
Technology	3-9
Customer relationships	10-13

L.	Implementation costs incurred in cloud computing arrangement that is a service contract:

The Company’s cloud computing arrangement (“CCA”) that is a service contract consists of an arrangement with third party vendors for internal use of their software applications that they host. Subscription fees are usually prepaid and recorded in operating expense over the period that the Company has access to use the software. Implementation costs for CCA are capitalized if certain criteria are met and consist of internal and external costs directly attributable to developing and configuring cloud computing software for its intended use. Amortization of capitalized implementation costs is recorded on a straight-line basis over the term of the CCA, which is the non-cancellable period of the agreement, together with periods covered by renewal options which the Company is reasonably certain to exercise.

As of December 31, 2023, the Company has capitalized $2,463 implementation costs in CCA which are included in other long-term assets. As of December 31, 2023, the amortization of these capitalized implementation costs has not yet commenced.

M.	Impairment of Long-Lived Assets

Long-lived assets (tangible and intangible assets with finite life), held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset Group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset Group) would be written down to their estimated fair values. During the years 2023, 2022 and 2021, no impairment losses have been identified.

N.	Accrued Warranty Costs

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

In addition to the derivatives that are designated and qualify as a cash flow hedge, the Company enters into certain foreign exchange forward and option transactions to hedge suppliers. Gains and losses related to such derivative instruments are recorded in financial income (expenses), net. Cash flows associated with derivative instruments and their related gains and losses are presented in cash flows from operating activities.

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

The Company's leases include buildings and car leases, which are all classified as operating leases. Certain lease agreements include rental payments that are adjusted periodically for the consumer price index ("CPI"). The ROU and lease liability were calculated using the CPI as of the commencement date and will not be subsequently adjusted, unless the liability is reassessed for other reasons. Certain leases include renewal options that are under the Company's sole discretion. The renewal options were included in the ROU and liability calculation if it was reasonably assured that the Company will exercise the option.

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

The Company accounts for its convertible senior notes in accordance with ASC 470-20 "Debt with Conversion and Other Options" including Accounting Standards Update No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)” which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. The Company adopted ASU 2020-06 using the modified retrospective method as of January 1, 2022. See also Note 10.

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

The Company derives revenue from sales of advanced process control systems, spare parts, labor hours and service contracts.

Revenues derived from sales of advanced process control systems, spare parts and labor hours are recognized at a point in time, when control of the promised goods or services is transferred to the customers, upon fulfillment of the contractual terms (typically upon shipment of the systems and spare parts or when the service is completed for labor hours). Revenue from software licenses is recognized at a point in time, when the software is made available to the customer.

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

Remaining Performance Obligations

Remaining performance obligations (RPOs) represent contracted revenues that had not yet been recognized and include deferred revenues and invoices that have been issued to customers but were uncollected and have not been recognized as revenues. As of December 31, 2023, the aggregate amount of the RPOs was $65,509, comprised of $41,978 deferred revenues and $23,531 of uncollected amounts that were not yet recognized as revenues. The Company expects the RPO to be recognized as revenues over the next year.

Contract Balances

Revenues recognized during 2023, 2022 and 2021 from deferred revenues amounts included in current liabilities at the beginning of the period amounted to $27,065, $12,924 and $3,651 respectively.

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

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Israeli Innovation Authority (“IIA”) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Research and development grants recognized during the years ended December 31, 2023, 2022 and 2021 were $3,061, $3,064 and $4,395 respectively.

T.	Income Taxes

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

U.	Share-Based Compensation

The Company accounts for equity-based compensation using ASC 718 “Compensation - Stock Compensation,” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards.

Share Options

In 2023 and 2022 the Company did not grant share options.

The Company policy, under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions as relevant for prior years:

2 0 2 1
Risk-free interest rate	0.89%
Expected term of options	4.97 years
Expected volatility	39.02%
Expected dividend yield	0%

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

V.	Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares net of treasury shares outstanding for the period. Diluted earnings per share reflect the potential dilutive effect of options and RSUs. The number of potentially dilutive options and RSUs excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options amounted to 299,249 in 2023, 265,085 in 2022 and 336,857 in 2021.

Subsequent to the modified retrospective adoption of ASU 2020-06 (see note 2Q), as of January 1, 2022, diluted earnings per share reflect the full dilutive effect of the Convertible Senior Notes, including adding back of amortization of debt issuance costs related to the Convertible Senior Notes, net of tax. In 2021, prior to the adoption of ASU 2020-06, shares amounting to 2,055,641, underlying the conversion option of the Convertible Senior Notes, were not considered in the calculation of diluted earnings per share.

Net income per share is shown below (U.S. dollars in thousands, except per share data):

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Net income for basic earnings per share	136,310	140,213	93,101
Amortization of debt issuance costs related to the Convertible Notes, net of tax	1,130	1,128	-
Net income for diluted earnings per share	137,440	141,341	93,101

Basic weighted-average shares outstanding	28,828	28,697	28,372
Dilutive effect of share-based compensation	580	492	819
Dilutive effect of Convertible Senior Notes	2,681	2,681	625
Diluted weighted average shares outstanding	32,089	31,870	29,816

Earnings per share:
Basic	4.73	4.89	3.28
Diluted	4.28	*4.43	3.12

* The Company has voluntarily corrected an immaterial error in calculating the nominator of its diluted EPS for the year ended on December 31, 2022. The as-adjusted diluted EPS for the year ended December 31, 2022, was $4.43, while the previously reported Diluted EPS was $4.40.

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

X.	Fair Value Measurements

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

The Company’s cash and cash equivalents, restricted cash and interest-bearing bank deposits are classified within level 1. Marketable securities, Derivative instruments and Convertible senior notes classified within Level 2 (see Note 3, Note 16 and Note 10, respectively).

Y.	Certain prior period amounts have been reclassified to conform to the current period presentation.

Z.	New Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosure. The standard requires to disclose additional information in tax rate reconciliation table about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories. The standard will become effective for fiscal years beginning after December 15, 2024. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3    -        MARKETABLE SECURITIES

The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2023:

Marketable securities	Amortized Cost	Unrealized gains	Unrealized losses	Fair Value
Matures within one year:
Corporate bonds	166,667	54	(1,235)	165,486
Governmental bonds	50,824	43	(95)	50,772
	217,491	97	(1,330)	216,258
Matures after one year:
Corporate bonds	167,452	620	(1,568)	166,504
Governmental bonds	24,803	58	(14)	24,847
	192,255	678	(1,582)	191,351

	409,746	775	(2,912)	407,609

The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2022:

Marketable securities	Amortized Cost	Unrealized gains	Unrealized losses	Fair Value
Matures within one year:
Corporate bonds	114,475	1	(1,341)	113,135
Governmental bonds	54,282	-	(344)	53,938
	168,757	1	(1,685)	167,073
Matures after one year:
Corporate bonds	147,888	28	(6,046)	141,870
Governmental bonds	11,948	-	(356)	11,592
	159,836	28	(6,402)	153,462

	328,593	29	(8,087)	320,535

Proceeds from maturity of available-for-sale marketable securities during the year ended December 31, 2023, and 2022 were $192,585 and $80,391, respectively.

Proceeds from sales of available-for sale marketable securities, were $2,502 and $934 which led to $35 and $68 realized losses, during the years ended December 31, 2023 and 2022, respectively.

Out of the $2,912 unrealized loss as of December 31, 2023, unrealized loss of $2,692 was included in the unrealized loss balance as of December 31, 2022.

Out of the $8,087 unrealized loss as of December 31, 2022, unrealized loss of $1,191 was included in the unrealized loss balance as of December 31, 2021.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 4    -        INVENTORIES

A.	Composition:

	As of December 31,
	2 0 2 3	2 0 2 2

Raw materials	50,156	38,050
Service inventory	31,407	26,069
Work in process	31,873	25,676
Finished goods	24,762	26,805
	138,198	116,600

B.	In the years ended December 31, 2023, 2022 and 2021, the Company wrote down inventories in a total amount of $8,748, $6,406 and $5,126, respectively.

NOTE 5    -        OTHER CURRENT ASSETS

	As of December 31,
	2 0 2 3	2 0 2 2

Prepaid expenses	10,999	9,107
Governmental institutions	3,682	2,889
Governments grants receivables	662	1,416
Hedging derivative	1,229	-
Other	512	115
	17,084	13,527

NOTE 6    -        PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2 0 2 3	2 0 2 2
Cost:
Electronic equipment	72,116	64,176
Office furniture and equipment	6,322	5,471
Leasehold improvements	39,875	34,955
Land and building	11,673	5,181
	129,986	109,783

Accumulated depreciation:
Electronic equipment	49,765	43,414
Office furniture and equipment	3,548	2,833
Leasehold improvements	9,799	7,650
Land and building*	-	-
	63,112	53,897
Net book value	66,874	55,886

Depreciation expenses amounted to $10,344, $8,621 and $6,475 for the years ended December 31, 2023, 2022 and 2021, respectively.

* Building is under construction and has not yet been completed, therefore depreciation has not started.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7    -        INTANGIBLE ASSETS

Intangible assets originated from the acquisition of ReVera on April 2, 2015, and the acquisition of ancosys on January 25, 2022. The following is a summary of intangible assets as of December 31, 2023 and 2022:

	As of December 31,
	2 0 2 3	2 0 2 2
Original amount:
Technology	58,227	56,916
Customer relationships	9,747	9,603
	67,974	66,519

Accumulated amortization:
Technology	22,955	17,525
Customer relationships	5,835	5,408
	28,790	22,933
Net book value	39,184	43,586

Amortization expenses amounted as following:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Technology	5,430	5,426	1,918
Customer relationships	427	607	540
	5,857	6,033	2,458

Annual amortization expenses are expected as follows:

Year ending December 31,
2024	5,782
2025	5,285
2026	5,285
2027	5,285
2028	5,285
2029 and thereafter	12,262
Total	39,184

NOTE 8    -        OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 2 3	2 0 2 2

Accrued salaries and fringe benefits	27,105	31,652
Accrued warranty costs (See B below)	8,080	9,517
Governmental institutions	4,846	12,202
Governments grants payables	1,019	647
Hedging derivative	-	454
Other	244	353
	41,294	54,825

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8    -        OTHER CURRENT LIABILITIES (Cont.)

B.	Accrued Warranty Costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

Accrued warranty costs presented in:

	As of December 31,
	2 0 2 3	2 0 2 2

Other current liabilities	8,080	9,517
Other long-term liabilities	443	1,113
	8,523	10,630

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2023 and 2022:

	As of December 31,
	2 0 2 3	2 0 2 2

Balance as of beginning of year	10,630	8,885
Services provided under warranty	(11,764)	(11,959)
Changes in provision	9,657	13,704
Balance as of end of year	8,523	10,630

NOTE 9    -        LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Severance pay expenses for the years ended December 31, 2023, 2022 and 2021, amounted to $957, $1,114 and $818, respectively (excluding the Company’s contributions for severance pay under section 14).

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

Upon the occurrence of a Fundamental Change as defined in the Indenture, holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes, (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the Convertible Notes (if any) to, but excluding, the fundamental change repurchase date). In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company’s delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or redemption, as the case may be.

As of December 31, 2023, condition 1 as stated above has been met, as the Company share price exceeded the abovementioned threshold. During the calendar quarter ending on March 31, 2024, the Notes are therefore convertible. Consequently, as of December 31, 2023, the Notes are classified as current liability.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 10  -        CONVERTIBLE SENIOR NOTES, NET (Cont.)

As of December 31, 2022, condition 1 as stated above has not been met, as the Company share price did not exceeded the abovementioned threshold. The Notes were therefore classified as non-current liability.

The adoption of ASU 2020-06 (see Note 2Q) resulted in the following changes to January 1, 2022 balance sheet:

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

•	An increase to deferred tax assets, net of $1,444, to reflect the decrease in deferred tax liability relating to removal of the equity component stated above.

•	A cumulative-effect adjustment of $3,139, net of estimated income tax effects, to the balance of retained earnings.

The adoption of this new guidance reduced interest expense by $3,147 and $3,053 in 2023 and 2022 respectively. In addition, the required use of the if-converted method by the new guidance in calculating diluted earnings per share increased the number of potentially dilutive shares in 2023 and 2022 by 2,680,965 and 2,055,641 shares respectively, compared to the potentially dilutive shares used in 2021 calculation of earnings per share. In connection with the adoption, the Company calculated an effective interest rate of 0.7%.

The net carrying amount of the Convertible Notes as of December 31, 2023 and December 31, 2022 are as follows:

	As of December 31,
	2 0 2 3	2 0 2 2
Principal amount	200,000	200,000
Unamortized issuance costs	(2,322)	(3,606)
Net carrying amount	197,678	196,394

Amortization of debt issuance costs related to the Convertible Notes amounted to $1,284, $1,282 and $4,229 for the years ended December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, the total estimated fair value of the convertible senior notes was approximately $370,596. The fair value of the convertible senior notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted price of the convertible senior notes in an over-the-counter market.

NOTE 11  -        LEASES

The Company has operating leases for facilities and vehicles. The Company’s leases have remaining terms of 1 to 8 years, some of which include options to extend the leases for up to additional 10 years. The weighted average remaining lease term was 12.6 years, and the weighted average discount rate was 3.7% as of December 31, 2023.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11  -        LEASES (Cont.)

Lease expenses amounted to $6,636, $6,587 and $3,935 for the years ended December 31, 2023, 2022 and 2021, respectively. The expected discounted and undiscounted lease payments under non-cancelable leases as of December 31, 2023, excluding non-lease components, were as follows:

Year

2024	6,759
2025	6,257
2026	5,422
2027	5,345
2028	5,415
2029 and thereafter	30,681
Total lease payments	59,879
Less imputed interest	(13,414)
Total	46,465

Operating cash flows for operating leases amounted to $6,138, $6,450 and $4,134 for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 12  -        COMMITMENTS AND CONTINGENCIES

The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2024-2025. As of December 31, 2023, non-cancelable purchase obligations were approximately $105,300.

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2023 and 2022, the Company was not involved in any material claims or legal proceedings which require accrual of liability for the estimated loss.

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

In March 2022, the Company announced a $100 million repurchase program of the Company’s ordinary shares. Through December 31, 2023, the Company spent an aggregate of $21,528 million to repurchase 252,983 ordinary shares under the Company’s share repurchase program.

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

Share-based compensation

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
Cost of Revenues:
Product	3,193	2,456	1,358
Service	1,753	1,710	802
Research and Development	7,736	6,861	3,994
Sales and Marketing	3,437	3,179	2,221
General and Administrative	2,167	2,441	2,113
Total	18,286	16,647	10,488

As of December 31, 2023, there was $21 of total unrecognized compensation cost related to non-vested employee options and $38,107 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Shares Options

Share options vest over four years and their contractual term may not exceed 10 years. The exercise price is the market price at the date of each grant.

During 2023 and 2022, the Company did not grant share options. The weighted average fair value (in dollars) of the options granted during 2021, according to Black-Scholes option-pricing model, amounted to $35.94 per option.

Summary of the status of the Company’s share option plans as of December 31, 2023, as well as changes during the year then ended, is presented below:

	2023
	Share Options	Weighted Average Exercise Price
Outstanding - beginning of year	290,711	29.83
Exercised	(133,485)	25.20
Cancelled and forfeited	(50,947)	39.61
Outstanding - year end	106,279	31.04

Options exercisable at year end	100,540	29.40

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

The total intrinsic value of options outstanding as of December 31, 2023 and 2022 was $11,302 and $15,271, respectively. The total intrinsic value of options exercisable as of December 31, 2023 and 2022 was $10,857 and $12,956, respectively. The total intrinsic value of options exercised during the years 2023, 2022 and 2021 was $11,149, $14,523, and $18,571 respectively.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 13  -        SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2023:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)

20.01-35.00	88,913	1.56	26.37	88,913	26.37
35.01-50.00	12,450	3.41	44.16	8,882	44.31
50.01-70.00	2,036	3.59	53.61	1,305	53.61
70.01-102.35	2,880	3.48	102.35	1,440	102.35
	106,279		31.04	100,540	29.40

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

	2023
	Number of RSUs	Weighted average grant date fair value (USD)
Unvested - beginning of year	484,721	81.05
Granted	334,012	105.94
Vested	(203,128)	70.89
Canceled	(27,936)	88.27
Unvested at year end	587,669	98.39

The total intrinsic value of RSUs vested during the years 2023, 2022 and 2021 was $22,649, $16,907 and $17,341, respectively.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14  -        INCOME TAXES

A.	Israeli Taxation

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

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14  -        INCOME TAXES (Cont.)

B.	U.S. Taxation

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

The Creating Helpful Incentives to Produce Semiconductors (CHIPS) and Science Act:

On August 9, 2022, the Creating Helpful Incentives to Produce Semiconductors and Science Act (“the CHIPS Act”) was signed into law. The CHIPS Act provides various tax incentives and credits to encourage investment in semiconductor manufacturing facilities and related research and development activities, including the Advanced Manufacturing Investment Credit (“AMIC”), which equals 25% of qualified investments in an advanced manufacturing facility. The tax credit is available for property placed in service after December 31, 2022, and for which construction begins before January 1, 2027. The effects of the CHIPS Act are included in the 2023 statements of operations.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14  -        INCOME TAXES (Cont.)

C.	Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2 0 2 3	2 0 2 2

Deferred tax assets:
Net operating loss carryforwards	412	1,080
Tax credits carryforward	2,872	1,610
Reserve and allowances	9,853	10,058
Operating lease liabilities	2,494	3,178
Research and development	14,842	10,176
Gross tax assets	30,473	26,102
Valuation Allowance	(2,790)	(2,098)
Total tax assets	27,683	24,004

Deferred tax liabilities:
Intangible assets acquired in business combination	(11,346)	(12,539)
Operating lease right-of-use assets	(1,936)	(2,631)
Reserve and allowances	(1,392)	(927)
Total deferred tax liabilities	(14,674)	(16,097)

Net deferred tax assets	13,009	7,907

The components of total net deferred tax assets (liabilities), net of valuation allowances, as shown in the consolidated balance sheets are as follows:

	Year ended December 31,
	2 0 2 3	2 0 2 2

Deferred tax assets	23,583	20,097
Deferred tax liabilities	(10,574)	(12,190)
	13,009	7,907

Net deferred tax assets (liabilities) by domestic and foreign are as follows:

	Year ended December 31,
	2 0 2 3	2 0 2 2

Domestic	7,855	8,683
Foreign	5,154	(776)
	13,009	7,907

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss and tax credits carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14  -        INCOME TAXES (Cont.)

D.	Income before taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Domestic	117,936	121,076	76,400
Foreign (mainly US)	36,763	37,333	32,853
	154,699	158,409	109,253

E.	Income tax expenses (tax benefits) included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Domestic	17,363	15,868	12,297
Foreign (mainly US)	1,026	2,328	3,855
	18,389	18,196	16,152

Current	24,845	32,323	19,311
Deferred	(6,456)	(14,127)	(3,159)
	18,389	18,196	16,152

F.	Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the ordinary statutory average corporate tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Income before taxes on income	154,699	158,409	109,253
Statutory tax expenses	18,564	19,009	13,110
Effect of non-benefited income New Technological or Preferred Enterprises statuses in Israel	657	335	88
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes, net	(384)	(1,131)	(448)
Change in tax reserve for uncertain tax positions	(625)	(51)	(713)
Effect of foreign operations taxed at various rates	4,070	3,477	3,249
Foreign Derived Intangible Income benefit	(2,497)	(2,483)	(1,785)
Tax credits	(1,801)	(1,640)	(1,592)
Trapped Profits agreement net effect	-	-	3,716
Adjustments for previous year’s tax	(651)	(172)	(113)
Change in valuation allowance	871	692	601
Other	185	160	39
	(175)	(813)	3,042
Actual tax expenses	18,389	18,196	16,152

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14  -        INCOME TAXES (Cont.)

G.	Effective Tax Rates:

The Company’s effective tax rates differ from the statutory rates applicable to the Company for tax year 2023 and 2022, primarily due to stock-based compensation deductible expenses and due to tax credits and foreign derived intangible income benefit in the US.

H.	Tax Assessments:

In December 2021 the Parent Company has received final tax assessments for the years 2016-2019 from the Israeli Tax Authorities.

For the US subsidiary, any tax years starting 2018 and any tax attributes carryforwards from prior periods remain subject to examination in future periods (under the standard US statute of limitation and subject to tax filing).

In 2019, Ancosys GmbH received final tax assessments for the years 2014-2016.

The other subsidiaries received final tax assessments through tax years 2017 until 2021.

I.	Undistributed earnings of foreign subsidiaries:

The Company considers the earnings of certain subsidiaries to be indefinitely invested outside Israel on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and the Company’s specific plans for reinvestment of those subsidiary earnings. The Company has not recorded a deferred tax liability of approximately $34,652 related to the Israel income taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside Israel. Should the Company decide to repatriate the foreign earnings, the Company would need to adjust the Company’s income tax provision in the period the Company determined that the earnings will no longer be indefinitely invested outside Israel.

J.	Uncertain Tax Positions:

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 2 3	2 0 2 2

Balance at the beginning of the year	9,276	8,674
Decrease related to prior year tax positions	(2,884)	(1,202)
Increase related to current year tax positions	3,030	1,804
Balance at the end of the year*	9,422	9,276

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14  -        INCOME TAXES (Cont.)

* The amounts for the years ended December 31, 2023 and 2022 include $2,799 and $2,590 unrecognized tax benefits, respectively, which are presented as a reduction from deferred tax assets, see Note 14c.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expenses.

M.	Income from Other Sources in Israel:

Income not eligible for benefits under the New Technological Enterprise Laws mentioned in ”C” above are taxed at the corporate tax rate of 23%.

NOTE 15  -        GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	%	%	%

China	36	28	21
Taiwan, R.O.C.	18	32	37
USA	13	16	23
Korea	20	13	11
Other	13	11	8
Total	100	100	100

Revenues are attributed to countries based on the geographic location of the customer.

B.	Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1
	%	%	%

Customer A	19	12	21
Customer B	18	23	31

C.	Long-lived assets by geographic location:

	As of December 31,
	2 0 2 3	2 0 2 2
	%	%

Israel	62	66
US	19	20
Germany	13	9
Other	6	5
Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property, plant and equipment, net and operating lease right-of-use assets.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16  -        FINANCIAL INSTRUMENTS

A.	Hedging Activities

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll and related expenses) and forecast transactions which are expected to be denominated mainly in NIS. The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2023 and December 31, 2022 were $36,706, and $85,293 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2023 and December 31, 2022 was as follows:

	Derivative Assets Reported in Other Current Assets December 31,		Derivative Liabilities Reported in Other Current Liabilities December 31,
	2 0 2 3	2 0 2 2	2 0 2 3	2 0 2 2
Derivatives designated as hedging instruments in cash flow hedge	1,229	-	-	454

The impact of derivative instrument on total operating expenses in the year ended December 31, 2023, 2022 and 2021 was:

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Loss (gain) on derivative instruments	1,576	1,813	(453)

NOTE 17  -        FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2 0 2 3	2 0 2 2	2 0 2 1

Interest income	22,643	6,478	2,194
Amortization of debt discount and issuance costs related to the Convertible Senior Notes (Note 10)	(1,284)	(1,282)	(4,229)
Exchange rate gain (loss), net	1,303	3,469	(948)
Bank charges	(226)	(187)	(150)
Total	22,436	8,478	(3,133)

EXHIBIT INDEX

Number	Description
1.1	Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2022)
2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 1, 2022)
4.1	2007 Incentive Plan, as amended (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2015)
4.2
2017 Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158)

4.3
Form of Indemnification Agreement between the Company and its present and future directors and officers (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2023).

4.4
Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the Securities and ExchangeCommission on February 28, 2023).

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

8.1	List of Subsidiaries (filed herewith).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1	Consent of Kost Forer Gabbay & Kasierer (filed herewith).
97	Clawback Policy (filed herewith)
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVA LTD.

By:	/s/ Gabriel Waisman Gabriel Waisman President and Chief Executive Officer

Date: February 20, 2024