Form 20-F
period 2024-12-31
NOVA LTD.
filed 2025-02-20
CIK 1109345

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Guy Kizner, +972-73-2295833, +972-8-9407776, Rehovot 7632805, Israel
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 29,278,401 ordinary shares, as of December 31, 2024.

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
- iii -

Risks Related to Economic and External Risks

•	Increased cybersecurity threats and more sophisticated computer crime could disrupt our business.

•	We depend on international sales, which expose us to foreign political and economic risks.

•	We are subject to laws and regulations that could restrict our operations such as economic sanctions and export restrictions.

•	Changes in global trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.

•	Changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our business, results or operations and financial condition.

•	We may be affected by instability in the global economy and by financial turmoil.

•	Because we derive a significant portion of our revenues from sales in Asia, our sales could be hurt by instability of Asian economies.

•	Our business is subject to risks related with doing business in China.

Risks Related to Technology and Intellectual Property

•
Because of the technical nature of our business, our intellectual property is extremely important to our business, and our inability to protect our intellectual property could harm our competitive position.

•
There has been litigation involving intellectual property rights in the semiconductor and related industries, and similar litigation could force us to divert resources to defend against such litigation or deter our customers from purchasing our systems.

•	We may incorporate open-source technology in some of our software and product, which may expose us to liability and have a material impact on our product development and sales.

•	We may use AI technologies which may expose us to liability and have a material impact on our product development.

- iv -

Risks Related to our Industry

•	We operate in an extremely competitive market, and if we fail to compete effectively, our revenues and market share will decline.

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

•	The markets we target are cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

•	Our operations may be delayed or interrupted and our business could suffer if we violate environmental, safety and health, or ESH, regulations.

Risks Related to our Operations

•	Challenges in designing or implementing our new ERP system could negatively impact our business and operations.

•	Pricing and demand for our specific product lines could substantially reduce our sales.

•	We depend on a small number of large customers, and the loss of one or more of them could significantly lower our revenues.

•	Our inability to significantly reduce spending during a protracted slowdown in the semiconductor industry could reduce our prospects of achieving continued profitability.

•	There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs.

•	New product lines that we may introduce in the future may contain defects, which will require us to allocate time and financial resources to correct.

•	If any of our systems fail to meet or exceed our internal quality specifications, we cannot ship them until such time as they have met such specifications.

•	Our dependence on a single manufacturing facility per product line magnifies the risk of an interruption in our production capabilities.

•	Our lease agreements for our Manufacturing Facilities include provisions that exempt the landlord and others from liability for damages to our Manufacturing Facilities.

•	Shipment changes or cancellation may render our backlog not a reliable indicator of actual sales and financial results.

•	We may not be able to successfully complete and integrate current and/or future acquisitions.

•	We depend on continuous cooperation with Process Equipment Manufacturers (“PEMs”) to enable sales of our systems which are integrated with the process equipment.

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

- v -

Risks Related to Our Incorporation and Location in Israel

•
Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our business, our results of operations and our ability to raise additional funds.

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

          Our global operations are linked by information systems, including telecommunications, the internet, our corporate intranet, network communications, email and various computer hardware and software applications. In light of information technology security threats, we have implemented network security measures and engaged the services of cybersecurity experts to implement security policies and tools which were reviewed and discussed by our audit committee and board of directors. In the current environment, there are numerous and evolving risks with regards to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, sub-contractors, agents, distributors or others to disclose information or unwittingly provide access to systems or data. In addition, some of our software and products utilize open-source technologies, which may also be used by computer hackers for the purpose of cyber-attacks. Since the beginning of the war between Israel and Hamas which began on October 7, 2023, and other hostilities with Hezbollah, Iran and other Iranian proxies, Israeli and Israeli associated companies have become more frequently the target of cyberattacks. As such, the risk of a cyberattack against our information technology systems and data security may become heightened. Furthermore, the increasingly growing capabilities of artificial intelligence (“AI”) and its availability to public use and adopted, may be used to identify vulnerabilities in our systems craft sophisticated cyberattacks.

Although we have invested in measures to reduce these risks, such as creating a cybersecurity risk management program in place a cybersecurity incident response plan which includes an incident response plan, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The cost and operational consequences of implementing, maintaining, and enhancing further data or system protection measures could increase significantly to overcome increasingly intense, complex, and sophisticated global cyber threats. Despite our best efforts, we are not fully insulated from data breaches and system disruptions and, accordingly, we have experienced and expect to continue to experience actual or attempted cyberattacks of our IT networks. Although none of these actual or attempted cyberattacks has had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. Any material breaches of cybersecurity or media reports of perceived security vulnerabilities to our systems or those of the Company’s third parties, even if no breach has been attempted or occurred, could cause us to experience reputational harm, loss of data, loss of customers and revenue, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard our customers’ information, or financial losses that are either not insured against or not fully covered through any insurance maintained by us. Any of the foregoing may have a material adverse effect on our business, operating results and financial condition.

            As such, our tools and servers may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems and tools located at our facility, at cloud services or at customer sites, or could be subject to system failures or malfunctions for other reasons. Increased information technology security threats and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data or customer data or suppliers’ data. Cybersecurity attacks could also include attacks targeting the security, integrity and/or reliability of the hardware and software installed in our products. System failures or malfunctioning could disrupt our operations and our ability to timely and accurately process and report key components of our financial results.

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

Our principal customers are located in Taiwan, South Korea, China and the United States, and we produce our products in Israel, the United States and Germany. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our revenue stream including:

•
instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, , particularly in emerging markets, including but not limited to, the impeachment motion against the South Korean President Yoon Suk-Yeol; rising inflation and elevated U.S. budget deficits and overall debt levels, including as a result of federal pandemic relief and stimulus legislation and/or economic or market and supply chain conditions, can put upward pressure on interest rates and could be among the factors that could lead to higher interest rates in the future. Higher interest rates could adversely affect our overall business or reduce our liquidity.

•
intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars and acts of terrorism or war, including the current war between Russia and the Ukraine, the war between Hamas and Israel and the limited military operations in Lebanon, Syria, Yemen and other areas in the Middle East, as well as the tensions between Taiwan and China and the Chinese actions in the South China Sea; and

•
interruptions to the Company’s business with its largest customers, distributors and suppliers resulting from but not limited to, strikes, shortage in raw materials and subcomponents due to geopolitical situation and financial instabilities. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

All of these risks could result in increased costs or decreased revenues, either of which could have a materially adverse effect on our profitability.

We are subject to laws and regulations that could restrict our operations, including economic sanctions and export restrictions.

Our business is subject to certain laws and restrictions based on the items we export and countries with which we conduct business.

Specifically, starting 2018 and to date, the U.S. Department of Commerce, Bureau of Industry and Security (BIS) has taken actions to restrict exports to several Chinese-based semiconductor manufacturers by adding them to the U.S. Export Administration Regulations’ (EAR) Entity List. These manufacturers have acquired and continue to acquire several of our metrology solutions. Due to the abovementioned export restrictions, our U.S. subsidiary is currently restricted from shipping tools or parts, or to provide any form of service to such customers, until it is granted an appropriate license by BIS.

In addition, in 2020 the U.S. Department of State introduced restrictions on exporting to customers who are suppliers to Huawei, which is a Chinese based electronics supplier.

In October 2022, the U.S. Department of Commerce introduced additional restrictions that have limited the ability of our U.S. subsidiary to serve a small portion of the available Chinese market. As part of these restrictions, in addition to the Entity List additions, the U.S. Department of Commerce has also restricted shipment of products used for certain advanced technology nodes, including products that use artificial intelligence and advanced computing products. Consequently, our U.S. subsidiary is required to obtain a license in order to ship to certain Chinese entities which are known to have or are known to plan to have, certain advanced-nodes manufacturing or development abilities (as those are defined in the EAR). These restrictions also apply to shipments of high-power advanced chips to China (as those are defined in the regulations), by any entity. These new restrictions also impose personal liability on any “U.S. Person” who has “knowledge” that any item shipped, transmitted or transferred will be used for certain advanced nodes and/or high-powered chips development or production.

In October 2023, the U.S. Department of Commerce issued two additional rules further restricting China’s ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors, and added several new Chinese entities to the Entity List. In November 2023, the U.S. Department of Commerce also partially suspended some of the licenses granted by it concerning certain Chinese customers as recipients.

In September 2024, the U.S. Department of Commerce issued an interim final rule further restricting certain end uses for semiconductor capital equipment. This interim final rule targets advanced technologies such as GAAFET (Gate-All-Around field effect transistor), advanced semiconductor manufacturing equipment and Quantum computers controls, which includes hardware, software, and related components. Pursuant to this, exporters will need to obtain licenses for the export outside of the US, reexport, or transfer (in-country) of certain items, all subject to the terms of the general license issues together with the interim final rule.

In December 2024, BIS issued a package of rules designed to further impair China’s capability to produce advanced-node semiconductors with ‘military applications’, that can be used in the next generation of advanced weapon systems and in artificial intelligence (AI) and advanced computing. Such regulatory measures include, but are not limited to, new controls on semiconductor manufacturing equipment, new controls on software tools, new controls on high-bandwidth memory (HBM), and additions of 140 entities to the Entity List. The regulatory update also includes the establishment of two new Foreign Direct Product (FDP) rules and corresponding de minimis provisions, new software and technology controls, and a clarification to the EAR regarding existing controls on software keys.

In some cases, the abovementioned export restrictions might also be applicable to the items exported from countries other than the U.S., either by international arrangements made between countries, as updated from time to time, imposing export limitation and supervisory duties, or by limitations on the re-export of certain U.S. origin items.

Since the introduction of each of these restrictions, we have put in place processes to ensure compliance with applicable restrictions. While we continue to conduct detailed assessments of the new restrictions and monitor new sanctions and restrictions that could arise, any potential violations of such regulations, whether under U.S. or other jurisdictions, could have an adverse impact on our reputation, business, results of operations and financials.

New export control regulations have also been introduced in other jurisdictions, including certain European countries, including Germany and the Netherlands which are adopting or expected to adopt comparative controls to the U.S. EAR; China on items related to gallium and germanium; and Japan on advanced semiconductor-manufacturing equipment.

While certain export administration regulations issued in some jurisdictions currently do not have a direct major effect on us, these may have an adverse effect on our supply chain, as well as the semiconductor manufacturing sector in China by reducing the demand for metrology equipment from this sector and therefore indirectly affect our sales. In addition, our growing presence in Europe, through recent acquisitions, may increase our exposure to changes in the European export control regulations and updates to the Wassenaar List of Dual-Use Goods.

We are also subject to the Israeli export control regime, which mainly governs defense exports and export of dual-use items. Dual-use items are defined under the Israeli export control regime in accordance with the Wassenaar List of Dual-Use Goods and Technologies (the Wassenaar Control List), which is adopted into the Israeli law. Our products are not currently subject to control under Israeli law. However, the Wassenaar Control List is updated annually, and any changes in the classification of the components, materials, software or technology used in our products could impact exports from Israel, potentially leading to licensing requirements which may delay our export operations, create additional costs related to handling the licensing requests, and potentially limit our market, as sales and export of controlled items would be subject to the regulator's discretion.

Changes in global trade policies and other factors beyond our control may adversely impact our business, financial condition and results of operations.

The international environment in which we operate is affected by inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy there are, and may be additional, changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States. Therefore, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs, and we cannot predict whether, and to what extent, U.S. trade policies will change in the future, including as a result of changes by the new U.S. presidential administration. For example, the U.S. has recently signaled its intention to change U.S. trade policy, including potentially renegotiating or terminating existing trade agreements and leveraging tariffs. In February 2025, the U.S. imposed additional tariffs on imports from China and subsequently paused implementation of tariffs on imports from Canada and Mexico. These additional tariffs or any future tariffs or retaliation by another government against such tariffs or policies have introduced significant uncertainty into the market. Future actions of the U.S. administration and that of foreign governments, including China, with respect to tariffs or international trade agreements and policies, remain currently unclear.

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

The inflation, slower growth, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment, geopolitical issues increase in energy costs, unstable global conditions and changes in currency exchange rates have led to global economic instability. Furthermore, despite recent reductions in interest rates by the U.S. Federal Reserve, such rates remain subject to fluctuations and could rise in the future. Such changes, and their impact on the global macro-economic environment, can impact our business, operating results, and financial condition.

 Because we derive a significant portion of our revenues from sales in Asia, our sales could be hurt by instability of Asian economies.

           A number of Asian countries have experienced political and economic instability. For instance, Taiwan and China have had a number of disputes, as have North and South Korea, and Japan has for a number of years experienced significant economic instability. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. We have subsidiaries in Taiwan, South Korea, China, Japan and Singapore and we have significant customers in Taiwan, South Korea and China. An outbreak of hostilities or other political upheaval, economic downturns or the occurrence of a natural disaster in these or other Asian countries would likely harm the operations of our customers in these countries, causing our sales to suffer.

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

           In addition, a number of patents which relate to our main-stream products have already expired or are expected to expire in the coming years. Such expiration may add significant competition to our tools in this area, which may lead to a decrease in our incomes. In addition, not all our patents provide coverage in all territories we operate in, and thus in some territories there is less coverage on some product lines.

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

In order to leverage big data and distributed computing, some of our software and products utilize open-source technologies. These technologies may be subject to certain open-source licenses, including but not limited to the General Public License, which, when used or integrated in particular manners, impose certain requirements on the subsequent use of such technologies, and although scanned and reviewed may pose a potential risk to proprietary nature of products. In the event that we have or will in the future, use or integrate software that is subject to such open source licenses into or in connection with our products in such ways that will trigger certain requirements of these open source licenses, we may (i) be required to include certain notices and abide by other requirements in the absence of which we may be found in breach of the copyrights owned by the creators of such open source technologies; and/or (ii) be required to disclose our own source code or parts thereof to the public, which could enable our competitors to eliminate some or any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products, and the failure to abide by license requirement resulting in copyright infringement, could materially adversely affect our competitive position and impact our business results of operations and financial condition.

We may use AI technologies which may expose us to liability and have a material impact on our product development.

AI is driving more semiconductor businesses, specifically those in process control. Utilizing AI as part of process control is changing and will change the nature of the solutions and may change the balance between hardware capabilities and software or algorithms needs. AI is a rapidly evolving technology which requires further review and analysis to ensure that any line of codes we generate by using these tools is accurate, complies with quality standards, does not infringe any legal or commercial terms, and is secured code. Furthermore, our competitors may be more successful in integrating AI technology into their products. While AI is creating efficiency in some aspects of our development, such as software coding and customer support, there can be no assurance AI will enhance our business operations. While we scan and review these technologies prior to use, when using third party AI technologies, that generate packages and lines of code, certain risks may arise, including: (i) accuracy and quality of the code; (ii) enforcement of legal and commercial terms; (iii) security of the code potentially exposing us to cybersecurity risks such as defects, viruses, ransomware or malware.

 Risks related to our industry

 We operate in an extremely competitive market, and if we fail to compete effectively, our revenues and market share will decline.

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Onto Innovation Inc., and KLA Corp., which manufacture and sell CD, thin films and chemical metrology and process control systems. In addition, we compete with process equipment manufacturers (“PEMs”), such as ASML Holdings N.V., LAM Research, and Applied Materials Inc., which develop (or additionally may acquire companies which develop) in-situ sensors and metrology products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time, including the recent emergence of local competitors in China. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling our solution to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

The semiconductor capital equipment market and industries, which are cyclical, experienced steep downturns and upturns in the last two decades. While in recent years, we saw more stable capital investment patterns overall, in some of the years, there was a downturn in the capital equipment market and we cannot predict the timing of the market recovery or of potential future downturns and how these may impact our business

Our operations may be delayed or interrupted, and our business could suffer if we violate environmental, safety and health, or ESH regulations.

Some of our activities require the use of various gases, chemicals, hazardous materials and other substances such as solvents and sulfuric acid which may have an impact on the environment. We are subject to Environmental, Safety and Health (“ESH”) regulations, and a failure to manage the use, storage, transportation, emission, discharge, recycling or disposal of raw materials or to comply with these ESH regulations, or a failure of any of the above by a supplier, manufacturer, or other third party in our value chain, could result in (i) regulatory penalties, fines and other legal liabilities, (ii) suspension of production or delays in operation and capacity expansion, (iii) a decrease in our sales, (iv) an increase in pollution cleaning fees and other operation costs, or (v) damage to our public image, any of which could harm our business. In addition, as ESH regulations are becoming more comprehensive and stringent, and may vary by jurisdiction, we may incur a greater amount of capital expenditures in technology innovation, materials substitution, and the hiring and retention of new or existing personnel, in order to comply with such regulations, which may adversely affect our results of operations.

Operational risks

Challenges in designing or implementing our new ERP system could negatively impact our business and operations.

 We are in the advanced stages of replacing our current enterprise resource planning system (“ERP”) with a new one, which requires significant investment of human and financial resources. We depend heavily on our ERP system to manage our business and report operating results. While the new ERP system is intended to maintain accurate financial records, improve operational functionality, and provide timely information to our management regarding our business operations, we cannot ensure the transition and implementation of the new ERP system will be seamless. We may experience disruptions to our operations, including, delays, increased system costs or other unforeseen difficulties. In turn, these disruptions could adversely affect our ability to manage our business and to appropriately forecast and report our results.

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

           We must continue to make significant investments in research and development in order to introduce new products and technologies, or to enhance the performance, features and functionality of our existing products, to keep pace with the competitive landscape and to satisfy customer demands. Substantial research and development costs are typically incurred before we confirm the technical feasibility and commercial viability of a new product, and not all development activities result in commercially viable products. There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs associated with such products or enhancements. In addition, we cannot be sure that these products or enhancements will receive market acceptance or that we will be able to sell these products at prices that are favorable to us. Our business will be seriously harmed if we are unable to sell our products at favorable prices or if the market in which we operate does not accept our products. In addition, in some cases, we accumulate inventories based on sales forecasts. If such sales forecasts do not materialize, we might need to write-off the related inventory, which will increase our losses.

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

           As of the date of this Annual Report, we have two main manufacturing facility for our Optical CD and Raman technology-related product lines, which are located in Weizmann Science Park, Rehovot and Nes Ziona, Israel, one main manufacturing facility for our XPS and secondary ion mass spectrometry (“SIMS”) technology related product lines, which is located in Fremont, CA, and one main manufacturing facility for our Chemical Metrology product lines, which is located in Bad Urach, Germany (the "Manufacturing Facilities"). These Manufacturing Facilities include special clean manufacturing jigs and/or room environments, which are customized to our needs. In addition, most of our ongoing inventories, including our main warehouse and work in process, are located in these Manufacturing Facilities. Although we adopted measures to protect these Manufacturing Facilities and inventories, such as implementing a disaster recovery plan which includes potential usage of laboratory facilities in all major sites, any event affecting any of our Manufacturing Facilities or affecting our ability to work in our Manufacturing Facilities such as requirement of working from remote location, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

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

In November 2024, we announced the acquisition of Sentronics Metrology GmbH (“Sentronics”) which was subject to customary closing and regulatory conditions and closed on January 30, 2025. If we are unable to successfully integrate Sentronics or any of our future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. Further, in certain cases, mergers and acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business. As of the date of this Annual Report, we are not aware of any pending proceedings as such in connection with the acquisition of Sentronics.

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

In addition, while in some instances we have an escrow agreement in place, the acquisition of a major supplier by a larger company may lead to a cease delivery of components that are important to the delivery of our products and will require us to invest resources to find alternative sources.

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

The Securities and Exchange Commission, or SEC, requires certain disclosure by companies that use conflict minerals in their products, with substantial supply chain verification requirements in the event that the materials come from, or could have come from, the Democratic Republic of the Congo or adjoining countries. These rules and verification requirements may impose additional costs on us and on our suppliers, and limit the sources or increase the prices of materials used in our products. Among other things, this rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of components that are incorporated into our products. In addition, the number of suppliers who provide conflict-free minerals may be limited, and there may be material costs associated with complying with the disclosure requirements, such as costs related to the process of determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. We may not be able to sufficiently verify the origins of the relevant minerals used in components manufactured by third parties through the procedures that we implement, and we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so. While we have created processes and procedures designed to enable compliance with these rules, if in the future we are unable to certify that our products are conflict free, we may face challenges with our customers, which could place us at a competitive disadvantage and harm our reputation.

Increased attention to ESG matters and conservation measures may adversely impact our business or that of our manufacturers.

There has been increasing and evolving public focus by investors, customers, environmental and social activists, the media, politicians, governmental authorities, and nongovernmental organizations and other stakeholders on a variety of environmental, social, and governance (“ESG”) matters. We experience pressure to make commitments relating to ESG matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to ESG. Furthermore, if we do not successfully manage diverging ESG-related expectations across stakeholders, it could erode stakeholder trust, impact our reputation, subject us to shareholder activism or litigation, and adversely affect our business, financial condition, results of operations and cash flows.

This emphasis on ESG matters has resulted and may result in the addition of new and varied laws and regulations, including reporting requirements. For example, in March 2024, the SEC adopted rules to require public companies to disclose certain climate-related information, however the rules are being litigated in light of the new U.S. Administration and are unlikely to proceed. However, if we are ultimately required to comply in whole or in part with these rules, or in case of ununiform rules across jurisdictions are enacted, we may incur additional legal, accounting and financial compliance expenses. Moreover, this could result in increased management time and attention to ensure we are compliant with the regulations and expectations.

        We may experience increased costs in order to execute upon our ESG goals, initiatives, and commitments and measure achievement of those goals, initiatives, and commitments which could have an adverse impact on our business and financial condition. We published our first Environmental, Social, and Governance (ESG) Insight Review in April 2023, in which we provided details on our strategy and principles to practices associated with climate change, human capital and diversity, governance, sustainability, diversity of our board and other Company policies. In light of investors’ and regulators’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet our customers’ or society’s expectations as to our proper role. If we fail, or are perceived to fail, to meet the ESG values, standards and metrics that we set for ourselves, or our articulated public benefit purposes, or if we fail to meet regulatory requirements for ESG disclosures, we may experience negative publicity and a loss of customers, employees, or suppliers, or be subject to regulatory fines or penalties or litigation, which will adversely affect our business, financial condition, and results of operations.

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

We compete in a market that involves rapidly changing technological and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop and exercise our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. Our principal research and development activities are conducted from our headquarters in Israel and our subsidiaries in the U.S and Germany, and we face significant competition for suitably skilled developers in these regions. The high-tech industry in Israel, the U.S. and other territories we operate in has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital. We may encounter higher attrition rates in the future depending on the economic growth of each territory. We may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who depart with qualified or effective successors.  Many of the companies with which we compete for experienced personnel have greater resources than us.

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

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel, including Israel’s conflicts with Hamas and other parties in the region, as well as political and economic instability, may adversely affect our business, our results of operations and our ability to raise additional funds.

We are incorporated under the laws of the State of Israel, and many of our employees, including certain management members, operate from our offices that are located in Rehovot, Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations,  terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the October 7, 2023 attacks by Hamas terrorists in Israel's southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies such as the Houthi movement in Yemen, armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting certain Syrian military assets, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. Military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Furthermore, the fall of the Assad regime in Syria may create additional geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies, and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupt our operations and supply chains. In addition, some Israeli organizations, government agencies and companies have been subject to extensive cyberattacks.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch.

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform longer reserve duty service in the coming years. The absence of our employees due to their military service in the current or future wars or other armed conflicts may materially and adversely affect our ability to conduct our operations.

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

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could negatively impact our business operations.

Further, prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.

Risks Related to Our Indebtedness and Capital Structure

Our convertible senior notes due 2025 (“Convertible Senior Notes”) may impact our financial results, result in the dilution of existing shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to take advantage of future opportunities.

In October 2020, we closed an offering of $200 million aggregate principal amount of 0% Convertible Senior Notes due 2025 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. In 2024, holders of an aggregate principal amount of $18.5 million of Convertible Senior Notes elected to convert their Convertible Senior Notes. We paid approximately $ 18.5 million and delivered 154,215 ordinary shares to settle such conversions. The Convertible Senior Notes affect our earnings per diluted share figures, as procedures under the Accounting Standards Update (“ASU”) 2020-06 require that we include in our calculation of earnings per diluted share the number of ordinary shares into which the Convertible Senior Notes are convertible. See also Note 10 to our consolidated financial statements contained elsewhere in this Annual Report.

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

On December 22, 2024, the Company obtained a tax ruling from the Israeli Tax Authority (the “ITA”) determining the administration of our Israeli withholding tax obligations in relation to considerations to be paid to the holders of the Convertible Senior Notes upon their future conversion and settlement as well as other related tax aspects.

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

We generate most of our revenues in U.S. dollars but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel (commonly referred to as NIS) and Euro. In accordance with ASC 842 of lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel. In addition, the operations of our German subsidiaries Nova Measuring Instruments GmbH and Sentronics Metrology GmbH are mainly Euro based. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS, Euro and other currencies. In such event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2024, the U.S. dollar revaluated against the NIS by 0.6%, after being revaluated by approximately 12.8% in the previous three years, and revaluated against the Euro by 6.3%, after being revaluated by approximately 10.9% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS and the Euro, and our cost of operations could be adversely affected by such trends.

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

Additionally, the uncertainty created by current and future privacy laws and regulations can be compounded when services hosted in one jurisdiction are directed at users in another jurisdiction. For instance, European data protection rules may apply to companies which are not established in the European Union (“EU”) (this is the so-called extraterritorial scope of the GDPR). The GDPR has an even wider territorial scope and contains significant penalties for non-compliance. The GDPR, among other things, imposes requirements to provide detailed and transparent disclosures about how personal data is collected and processed, grants rights for data subjects to access, delete or object to the processing of their personal data, provides for a mandatory breach notification to supervisory authorities (and in certain cases, affected individuals) of certain data breaches, sets limitations on the retention of personal data and outlines significant documentary requirements to demonstrate compliance through policies, procedures, training and audits. To further complicate matters in Europe, to date, supervisory authorities in the member states have some flexibility when implementing European Directives and certain aspects of the GDPR, which can lead to diverging national rules. European supervisory authorities have been very active in terms of enforcing data protection rules, including with respect to cookie-related matters.

Additionally, organizations transferring personal data across-borders need to implement a lawful transfer mechanism, for example by executing Standard Contractual Clauses or registering with the Data Privacy Framework, and to perform a data transfer impact assessment to evaluate the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals, and that additional measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain.

We are also subject to evolving EEA privacy laws on cookies and tracking technologies, including the Privacy and Electronic Communications (EC Directive) Regulations 2003, “ePrivacy Directive”. Informed and freely given consent is required for the placement of non- essential cookies and similar technologies on website users. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies, which could   increase costs and subject us to additional liabilities.

Similarly, there have been laws and regulations adopted throughout the United States and Israel that impose obligations in areas such as privacy, in particular protection of personal data and implementing adequate cybersecurity measures to protect such data. One of the most prominent current privacy state laws is the California Consumer Privacy Act (CCPA) as amended by the California Privacy Rights Act (CPRA). Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations that regulate privacy rights and obligations. More generally, some observers have noted that these new state privacy laws could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

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

In addition, failure to comply with the Israeli Privacy Protection Law 1981 and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. Future legislation may result in a change to the current enforcement measures and sanctions.

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

In December 2023, new laws regulating artificial intelligence have been enacted in China. The European Union’s Artificial Intelligence Act (the “EU AI Act”) was published in the EU Official Journal on July 12, 2024, and is the first comprehensive horizontal legal framework for the regulation of AI across the EU. The EU AI Act entered into force on August 1, 2024, and the prohibited activities will take effect on  February 2, 2025, and majority of the other obligations are expected to take effect by 2026. The fines under the EU AI Act range from (i) the higher of €35,000,000 or up to 7 percent of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, to (ii) the higher of €7,500,000 or up to 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities. Once gradually applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, and general purpose artificial intelligence models. Further, the cost to comply with such laws or regulations could be significant and could increase our operating expenses, require technical changes, development and implementations, which could adversely affect our business, financial condition and results of operations.

The EU Data Act, adopted on November 27, 2023, establishes rules for data sharing (personal data and non-personal data) and reuse in the European Union, with most obligations effective starting September 2025. Amongst others, the EU Data Act sets general conditions for data sharing between businesses and imposes measures to boost fairness and competition in the European cloud market. Additionally, the EU Data Act safeguards companies from unfair contractual terms related to data sharing imposed by dominant market players. Compliance may require us to implement new data management protocols, technological development and changes of our semiconductors and review contractual practices, potentially increasing operational costs.

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

We participate in Israel Innovation Authority, or IIA royalty free grant programs. In addition, through the years, we participated in consortia which are either solely managed and funded by the IIA, or are jointly funded by the EU commission and the National Innovation Authorities of the participating companies, i.e. The Israel Innovation Authority can jointly fund Nova Ltd. participation and the BMBF (The German National Innovation Authority) can jointly fund Nova Measuring Instruments GmbH (which since 2023, also began participating in consortia which were submitted under the KDT JU routes, which are part of Horizon Europe, Nova Ltd. is also participating in European only funded/managed consortia.  To maintain our eligibility for these programs, we must continue to meet certain conditions.

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

We may be further exposed to risks related to the receipt of funding from other governments or governmental agencies in connection with strategic development programs, under which we receive funding. Under such strategic development programs, governments and governmental agencies typically have the right to terminate the program’s funding at any time. In addition, a project may be terminated by a mutual agreement, if the parties determine that the project's goals or milestones are not being achieved. As a result, there is no assurance that these sources of external funding will continue to be available to us in the future. Moreover, under the terms of certain governmental funding programs in which we receive funding, the applicable granting agency has the right to audit the costs that we incur, directly and indirectly, in connection with such programs. Any such audit could result in modifications to, or even termination of, the applicable governmental funding program. Any adverse finding resulting from any such audit could lead to penalties (financial or otherwise), termination of funding programs, suspension of payments or other adverse consequences to our ability to receive governmental funding. In addition, obligations related to grants received from the IIA grants bear an annual interest which are linked to the U.S. dollar. Pursuant to the latest IIA regulations, grants received until January 1, 1999, bear no interest.  Grants received before June 30, 2017, bear an annual interest rate that applied at the time of the approval of the applicable IIA file, and that interest rate will apply to all of the funding received under that IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month London Interbank Offered Rate, or LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or the SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants approved after January 1, 2024, will bear the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

For instance, if tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices, they could require us to reallocate our income to reflect transfer pricing adjustments, which could result in an increased tax liability to us. In addition, if the country from which the income was reallocated did not agree with the reallocation asserted by the first country (including in the process of Mutual Agreement Procedure or otherwise), we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

There can be no assurance that our effective tax rate for the year ended December 31, 2024 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, the Inflation Reduction Act of 2022 signed into law in the United States on August 16, 2022 among other changes, introduced a 15% corporate minimum tax on certain corporations and a 1% excess tax on certain stock repurchases by certain corporations.

The Tax Cuts and Jobs Act passed in 2017 provides that a percentage of foreign earnings under the Global Intangible Low-Taxed Income (“GILTI”) regime is taxable in the U.S. and a percentage of U.S. earnings under the Foreign Derived Intangible Income (“FDII”) regime is not subject to tax in the U.S. For tax years beginning on January 1, 2026, the percentage of GILTI that is taxable in the U.S. increases from 50% to 62.5% and the percentage of FDII not subject to tax in the U.S. decreases from 37.5% to 21.875%. The change in GILTI and FDII percentages can have a material and adverse impact to our effective tax rate beginning in the quarter ending September 30, 2026.

In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. On December 15, 2022, Council of the EU unanimously adopted the EU Directive on Global Minimum Tax.  Subsequently, various EU member states enacted the Pillar II mechanism such that it shall become effective by December 31, 2024 or after that date.

In the United States, the Trump administration has indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities.  In addition, the Trump administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

Changes in certain tax benefits under the Israeli Capital Investment Encouragement Law may increase our ETR.

Starting 2017, we made an election to receive Tax benefits under Israeli “Economic Efficiency Law” as a “Preferred Technological Enterprise”. While we believe that we meet the statutory conditions to entitle us to such benefits there can be no assurance that the tax authorities in Israel will concur to our position in general or with respect to certain portions of our income and may impact all or specific year (which are open for an audit). Should it be determined that we have not, or do not meet such conditions, the benefits received would be cancelled. We would also be required to pay increased taxes or refund any benefits previously received, adjusted to the Israeli consumer price index and interest, or other monetary penalty.

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

In the past, there has been a limited public market for our ordinary shares and there can be no assurance that an active trading market for our ordinary shares will continue. An absence of an active trading market could adversely affect our shareholders’ ability to sell our ordinary shares in short time periods. Our ordinary shares have experienced, and are likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our ordinary shares without regard to our operating performance. Financial forecasts and announcement of major players in the industry may have an effect on our share price.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2024, a large portion of our cash reserves were invested in bank institutions, of which approximately 10% (from total cash reserves and investment portfolio) was invested in one bank institution in Israel. The bankruptcy of one of the bank institutions in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totaled $443 million as of December 31, 2024. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2024, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Provisions of our Amended and Restated Articles of Association and Israeli law may delay, prevent or make difficult an acquisition of Nova, which could prevent a change of control and negatively affect the price of our ordinary shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, for special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. See Exhibit 2.1 to this Annual Report for a more detailed discussion regarding some anti-takeover effects of Israeli law.

These provisions of Israeli law may delay, prevent or make difficult an acquisition of Nova, which could prevent a change of control and therefore depress the price of our shares.

 The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Amended and Restated Articles of Association and by the Israeli Companies Law, 1999 (the “Companies Law”) and the regulations promulgated thereunder. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

We believe that for our 2024 taxable year we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2024. Absent one of the elections referenced above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2025 or subsequent years. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the 2025 taxable year, or any future year, or that the Internal Revenue Service (“IRS”) will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this Annual Report entitled “Taxation - U.S. Taxation – Passive Foreign Investment Companies.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

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

On July 25, 2021, we changed the legal name of the Company from Nova Measuring Instruments Ltd. to Nova Ltd. to match the Company’s long-term strategy. The Company retained its NVMI ticker symbol and its Process Insight® tagline.

In January 2022, we acquired ancosys GmbH, a privately held company with headquarters in Pliezhausen, Germany which is a leading provider of chemical analysis and metrology solutions for advanced semiconductor manufacturing, supporting both frontend and backend semiconductor manufacturing. On June 26, 2023, ancosys GmbH merged into its parent company, Nova Measuring Instruments GmbH.

In November 2024, we announced the acquisition of Sentronics Metrology GmbH, a privately held company with headquarters in Mannheim, Germany which is a global provider of wafer metrology tools for the backend semiconductor fabrication. The addition of Sentronics’ modular dimensional metrology technology to Nova’s dimensional metrology portfolio will enable Nova to diversify its offering in the growing field of advanced wafer level packaging and specialty devices.  The acquisition was subject to customary closing and regulatory conditions and approvals, which were approved by the German Federal Ministry of Economic Affairs and Climate Action, the closing took place on January 30, 2025.

At the end of 2024, we had seven direct fully owned subsidiaries, in the U.S., Taiwan, Korea, China, Japan, Singapore and Germany. As of January 30, 2025, with the closing of the acquisition transaction of Sentronics Metrology GmbH, it became a wholly owned subsidiary of Nova Measuring Instruments GmbH.

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

Our agent for service of process in the United States is Nova Measuring Instruments Inc., which maintains its principal offices at 3342 Gateway Blvd, Fremont, CA 94538. Its telephone number is 1-408-510-7400.

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

In January 2025, through the acquisition of Sentronics, we expanded our technology base. Sentronics is a global provider of wafer metrology tools for backend semiconductor fabrication. The addition of Sentronics’ modular dimensional metrology technology to Nova’s dimensional metrology portfolio will enable Nova to diversify its offering in the growing field of advanced wafer level packaging and specialty devices.

Our Market

Semiconductor Industry and the Metrology Market

The semiconductor manufacturing process starts with a flat silicon disc known as a silicon wafer upon which integrated circuits are constructed. To construct the integrated circuits, a series of layers of thin films that act as conductors, semiconductors or insulators are applied. During the manufacturing process, these film layers are subjected to processes which remove and add portions of the film, create circuit patterns and perform other functions. The semiconductor manufacturing process requires numerous precise steps and strict control of equipment performance and process sequences. Tight process control can be achieved through monitoring silicon wafers and measuring relevant parameters before, during or after each process step, with metrology tools.

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

The Semiconductor Manufacturing Process

Semiconductors devices typically consist of transistors, memory cells or other components connected by an intricate system of circuitry on silicon wafers. Integrated circuit manufacturing involves many individual steps, some of which are repeated several times, through which numerous copies of an integrated circuit are formed on a single silicon wafer. Because semiconductor specifications are extremely tight, and integrated circuits are becoming more complex, the process steps are constantly monitored, and critical parameters are measured at each step using metrology equipment. Key process steps, such as Deposition, Photolithography, Etch, Electro-Chemical Plating, and Chemical-Mechanical Planarization, rely on metrology systems to monitor film thickness, uniformity, critical dimensions, material and chemical characteristics to ensure the correct result has been achieved.

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

•          Chemical Process Control.  The strive for high yields in new and complex IC devices and advanced packaging architectures, growing costs of materials and chemicals, and tighter sustainability and environmental regulations are driving up the costs of operations and increasing the need for manufacturers to carry out chemical process control on more elements and with increasing intensity.

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

The Semiconductor Market – Update

According to Gartner forecasts, semiconductor revenues are expected to grow by 12.7% in 2025, following a growth of 18.1% in 2024. WFE (Wafer Fab Equipment) is expected to grow by 4.1% in 2025, following a growth of 4.1% in 2024 (Gartner Forecast Semiconductor Wafer Fab Equipment, Worldwide, Q424 Update, published December 2024).

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

Technology	Product Line	Key applications	Product families
• Broadband Spectrophotometry • Scatterometry • Spectral Reflectometry • Imaging and Image Processing	Dimensional Optical CD Integrated Metrology	Critical Dimensions Thin films Wafer topography	Nova i Platform Nova Astera
	Dimensional Optical CD Stand-Alone Metrology		Nova T-platform Nova MMSR Nova Velo CD
• Spectral Interferometry			Nova Prism
• X-Ray Photoelectron Spectroscopy • X-Ray Fluorescence	X-Ray Materials Metrology	Thin film Composition	Nova VeraFlex
• Secondary Ion Mass Spectrometry	SIMS Materials Metrology	Composition depth-profiling	Nova Metrion
• Raman Spectroscopy	Optical Materials Metrology	Strain Crystallinity Composition	Nova Elipson

• Computational Modeling for Metrology Platforms	Physical modeling (Modeling Software Solutions)		Nova MARS
• Machine Learning • Advanced Algorithms	Mathematical modeling algorithms (Software solutions)		Nova FIT for Films CD Metrology Nova FIT for Material Metrology
• Big Data Analytics • High Power Computing	Fleet Management (Software solutions)		Nova FM Nova HPC QED
• Titration – various types • CVS, CPVS, PCGA • Spectrophotometry • HPLC • Dynamic Surface Tension • pH, conductivity, density	Chemical Process Control – Analysis and Replenishment	Electroplating process applications in interconnect, advanced packaging, and PCB markets	Nova Ancolyzer Nova AncoScene Nova AncoFlex
• Solid dosing	Metal Replenishment	Powder dosing specialty metal oxide materials for electroplating applications	Nova DMR

Following the acquisition of Sentronics in January 2025, we have expanded our technology offering. Sentronics develops flexible and modular metrology tools equipped with multiple metrology sensors for a variety of critical dimension applications, including thickness, roughness, and topography.  The addition of Sentronics’ modular dimensional metrology technology to Nova’s dimensional metrology portfolio will enable Nova to diversify its offering in the growing field of advanced wafer level packaging and specialty devices.

About the product lines

Our product portfolio is composed of 4 major product lines.

1.          Dimensional Metrology

Nova’s integrated metrology (IM) - Integrated platforms that enable advanced process control (APC) required for the most advanced logic and memory technology nodes. Nova’ IM solutions offer fast metrology with high productivity, targeting manufacturing of advanced logic, advanced memory and advanced packaging technologies. Integrated metrology systems are directly integrated with manufacturing process equipment and provide semiconductor manufacturers with effective and efficient process control by measuring wafers within the process environment. This family of products allows within-wafer and within-die variation control. Enriched with Nova’s advanced modeling, machine learning and algorithmic solutions, Nova’s integrated metrology provides enhancements in metrology accuracy, precision, and tool matching.

Nova’s stand-alone metrology platforms are utilized to characterize critical dimensions such as width, shape and profile with high precision and accuracy and are used in multiple areas of the fabrication process such as photolithography, etch, CMP and deposition steps. Nova’s stand-alone platforms are targeted for critical dimensions (CD), topography and thin measurements at the most advanced logic, memory and advanced packaging technology nodes across all semiconductor leading customers. The expression “stand-alone metrology” generically describes free standing metrology equipment, located in line, i.e., next to the processing equipment measuring wafer samples in a station of its own. Nova’s stand-alone metrology product line is comprised of several platforms, ranging from normal channel to multiple channels of information in one tool. Nova’s unique channels of information enables high metrology performance combined with high productivity. When incorporating Nova’s advanced suite of modeling and machine learning solutions, the Optical CD stand-alone platform provides cutting-edge performance for critical dimensions (CD) and thin films measurements of the most complex layer stacks and 3D structures.

2.          Modeling and Software

Some of Nova’s hardware products, including Dimensional and materials Metrology, are combined with our suite of advanced algorithms and software modeling solutions. Nova’s software modeling solutions combine top notch algorithms in the field of Artificial Intelligence and machine learning. Nova’s suite of software modeling products is comprised of Nova MARS physical and geometrical modeling and Nova FIT data-driven machine learning modeling solutions. These solutions are supported by Nova HPC, a computational management layer, which also serves as the foundation for Nova’s Centralized Fleet Management and Control. Our comprehensive software modeling portfolio provides customers with a complete modeling and application development solution designed for complex 3D and HAR structures in the most advanced logic and memory technology nodes:

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

•
Nova FIT - The Nova FIT modeling suite complements traditional modeling of Optical Critical Dimensions and Materials by machine learning and data-driven algorithmic solutions. The algorithmic suite works independently or in conjunction with Nova MARS physical modeling engine and Nova’s Fleet Management solution, to improve metrology performance, optimize throughput, speed up time to solution, and expand the metrology envelope for enriched process control. For optical CD, Nova FIT embeds advanced machine learning and big data architecture into optical modeling. In every permutation of the solution, Nova Fit enhances the way customers utilize metrology measurement data to tighten process windows, avoid process excursions, and improve yield.

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

•
VeraFlex- Nova’s VeraFlex combines enhanced XPS (X-Ray photoelectron spectroscopy) capability with an optional unique low energy XRF (X-Ray fluorescence) channel to address logic and memory device fabrication challenges. This innovative inline technology is a surface-sensitive quantitative spectroscopic technique that is used to determine the elemental composition and thickness of thin films. When incorporating the Nova Fit advanced suite of machine learning applications, the platform offers enhanced throughput and precision performance of established applications and maximizes system productivity.

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

•	Nova FIT for Materials Metrology – a server based solution, when used in conjunction with our VeraFlex IV product, enables higher measurement throughput and higher precision for certain use cases.

4.          Chemical Metrology

Nova offers a market-leading portfolio of advanced, open and flexible chemical metrology platforms for backend wafer-level packaging, TSV, front-end dual-damascene, and PCB and IC-Substrate process steps.

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

	2022	2023	2024
Total revenues from five largest customers	57%	52%	53%
Range of revenues from five largest customers	6-23%	5-19%	6-18%

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS, interferometry, Raman Spectroscopy metrology, SIMS metrology, chemical metrology techniques and semiconductor process control, and include multidisciplinary measurement instruments, complex system engineering, algorithms, physical modeling, optical design, interpretation software, machine learning, image acquisition, pattern recognition, X-ray energy sources, electron optics and detection, multiple types of electrochemical, and spectroscopic analysis methods, applied to characterize individual and complex multi-component mixes vacuum systems and equipment integration. Our research and development staff consists of about 585 highly skilled members, approximately 110 of whom hold Ph.D.’s (not including the skilled members of Sentronics, which we acquired in January 2025). In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified for ISO 9001 quality standard (Current ISO 9001:2015 version), additionally certified in Germany and the U.S. as of 2020 and 2021, respectively.

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

As part of our long-term technological collaboration, we are also engaged with joint development activities with some of our strategic vendors or customers, as well as with research institutes and other semiconductor companies. These activities sometimes impose limitations on the joint intellectual property developed as part of these programs.

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

Manufacturing

We have two manufacturing facilities for our Optical based product lines (including the Raman technology), which is located in Rehovot and Nes Ziona, Israel, one manufacturing facility for our X-ray and SIMS based product lines, which is located in Fremont, CA, U.S., and following the move of our manufacturing facility from Pliezhausen in January 2025, one main manufacturing facility for our Chemical Analysis and Metrology technology related product lines, which is located in Bad Urach, Germany.

In 2023, we expanded our production and development capabilities with a new state-of-the-art cleanroom in Rehovot, Israel that support the Company’s newly introduced technologies and continuous growth. In addition, we also established a cleanroom in a new “Innovation Center” facility at our Fremont site. These facilities became operational in 2023.

Our principal manufacturing activities include assembly, integration, final testing and calibration. Our production activities are conducted in our manufacturing and repair center facilities in Israel, Germany and in California. We rely and expect to continue to rely on subcontractors and turnkey suppliers to fabricate components, build subassemblies and perform other non-core activities in a cost-effective manner. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications, optical components and other critical components used in our products are engineered and manufactured to our specifications. A small portion of these components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single or sole source supplier.

In order to leverage the relatively high volume of systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our sites, in Israel, Fremont, CA, and Bad Urach, Germany are certified by the ISO 9001:2015 quality mark by an international certification institute. Additionally, we received the formal certification of ISO 14001and ISO 45001 for our sites in Israel and Fremont, CA. We are being annually recertified for these standards.

Environmental, Social and Governance (ESG)

Nova ESG 2024 Status

On April 4, 2023, we published our first Environmental, Social, and Governance (ESG) Insight Review, as was published on our website (the “ESG Plan”). We aim to continue improving our ESG Plan, which we plan to review and updated every two years. Our focus remains the wellbeing of our employees and their families. On October 7, 2023, our ESG Plan was put to the test and assisted our management team to rapidly adapt our operations and safety measures to provide support for our teams both in Israel and abroad.

As part of the ESG Plan, we established a management level ESG Steering Committee, led by our CEO, which oversees the ESG policies, strategy and implementation to monitor our long-term and annual guidelines and results related to ESG matters. This committee serves as a supplement to the responsibilities of our Chief Human Resources Officer, which among other matters, is responsible for developing strategies and initiatives to achieve our ESG goals as detailed in our ESG Plan. All as part of our vision to become a more active influencer in creating a sustainable and equitable future to grow Nova’s presence in Israel and abroad. Our ESG Plan was composed in accordance with the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) guidelines, and the United Nations Sustainable Development Goals (SDGs). It is built on four pillars that we aim to interlace across our daily operations and culture: (i) Governance – elevating ethical and corporate governance methods; (ii) People and Social Impact – with a focus on both the individual and the surrounding communities; (iii) Innovative Approach – connecting technical roadmap to unique culture for long-term impact; and (iv) Environment and Supply Chain – managing efficiently footprint, energy and sustainable supply chain.

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

4.C      Organizational Structure

Our Subsidiaries

Our subsidiaries as of the end of 2024 and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Place of Incorporation
Nova Measuring Instruments, Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Korea Ltd.	Korea
Nova Measuring Instruments GmbH	Germany
Nova Measuring Instruments (Shanghai) Co., Ltd.	China
Nova Measuring Instruments Singapore Pte Ltd	Singapore

As of January 30, 2025, with the closing of the acquisition transaction of Sentronics Metrology GmbH, it became a wholly owned subsidiary of Nova Measuring Instruments GmbH.

4.D      Property, Plant and Equipment

Location	Purpose of use	Approximate SQM	Expiration date
Israel Rehovot and Ness Ziona	Offices, manufacturing and laboratories	16,000	August 2029 with an option to extend the lease period by two periods of five years each, subject to customary conditions. Ness Ziona 2800 sqm lease is expected to end in January 2026
US Fremont California	Offices, manufacturing and laboratories	9,300	August 2034 with an option to extend for an additional five years, subject to customary conditions.
Germany Bad Urach	Offices, manufacturing and laboratories	6,500	The facility is owned by the Company and as of January 2025, has fully replaced the Pliezhausen facility.
Germany Pliezhausen	Offices, manufacturing and laboratories	3,500	March 2025, to be replaced by the Bad Urach facility.
Taiwan Hsinchu	Offices and laboratories	2,000	Ranging between 2025 and 2031
US, China, Korea, Taiwan, Japan, Singapore	Offices and laboratories	Less than 2,000 each	Ranging between 2024 and 2029.

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

Executive Overview

Nova is a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing. We deliver continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. We bring pioneering metrology solutions to the world of process control, by industrializing laboratory and research-grade technologies and developing emerging metrology solutions. Nova’s product portfolio, deployed by the world’s largest integrated circuit manufacturers, combines high-precision hardware and cutting-edge software and provides its customers with deep insight into the development and production of the most advanced semiconductor devices. The unique capability to develop innovative metrology solutions allows our customers to improve device performance, enhance yields and accelerate time to market. We sell our solutions mainly to semiconductor manufacturers, and in some cases to semiconductor process equipment manufacturers.

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

In the past five years (2019-2024), we achieved a positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 24.5%, while Gartner Inc. estimates that the Process Control sector has achieved a CAGR of approximately 16.0% (Gartner Q4-2024 forecast, published in December 2024). During these years, we successfully diversified our technology to include Material and Chemical metrology capabilities, on top of our Dimensional metrology solutions. We also added advanced machine learning algorithms on top of our physical modeling, and we advanced our traditional tool set to include advanced capabilities in both hardware and software. We also diversified our revenue mix across semiconductor sectors, customers and geographies. During these years, we were also able to increase our total available market through development of new technologies used for Materials, Dimensional and chemical metrology, addressing emerging applications in Logic/Foundry, Memory and Packaging across trailing edge and advanced technology nodes.

In 2024, product sales accounted for approximately 80% of our total revenues, and services accounted for approximately 20%.

As of the end of 2024, we had cash reserves, net of convertible senior notes, of approximately $640 million, and working capital of approximately $510 million, which consist of current assets net of current liabilities. In January 2025, we used approximately $60 million of this cash to pay for the acquisition of Sentronics.

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

Significant Events in 2024 and Outlook for 2025

During 2024, we demonstrated several significant achievements:

•	Record product and service sales results.

•	Record profitability and earnings per share

•	Diversified customers mix, across multiple territories.

•	Further expansion into advanced packaging with new and existing products.

•	Further market adoption of Nova’s advanced portfolio:

o	Materials, chemical and dimensional metrology solutions.

o	Hardware and software coupling.

o	Machine learning and AI capabilities to complement physical modeling.

o	Holistic offering, including Integrated and Standalone metrology.

•	Continued proliferation of Nova’s newly announced solutions of Elipson, Metrion and AncoScene products.

•	Record sales of our Optical CD stand-alone solutions, and continued evolution with new generations of Integrated and Standalone metrology platforms.

•	Record sales of materials and chemical metrology solutions.

•	Continued investments in research and development programs aimed to generate new organic growth engines for process control.

•
Deepening collaboration with research institutes and customers' development centers, utilizing a variety of our products, leading to our positioning as a long-term technology development and high-volume manufacturing partner.

•
ESG (Environment, Social and Governance) – In 2024 we worked to update our first ESG review. We are determined as a company to play a vital role in creating a world that values equality, safety and environmental health for the benefit of future generations to come. We remain committed to proactively invest in embedding social responsibility and sustainability as part of our culture and business management to support our values.

•
The acquisition of Sentronics, a privately held company headquartered in Germany, closed on January 30, 2025. Sentronics is a global provider of wafer metrology tools for backend semiconductor fabrication. Sentronics develops flexible and modular metrology tools equipped with multiple metrology sensors for a variety of critical dimension applications, including thickness, roughness, and topography. The addition of Sentronics’ modular dimensional metrology technology to Nova’s dimensional metrology portfolio enables Nova to diversify its offering in the growing field of advanced wafer level packaging and specialty devices.

 In 2025, we plan to focus on the following:

•	Investing in organization development to enhance our human capital and the strength of our global teams based on our values and culture.

•	Continue to strengthen our competitive market position, through unique innovation and technical leadership.

•	Continue executing our innovation and development plans to meet future industry challenges.

•
Continue executing our well-defined strategy to reach $1B USD by 2027 in revenues, organically and inorganically. The strategy defines the Company’s growth path in revenue, customers, technology and financial performance.

•
Expand our total available markets by addressing new emerging metrology applications and markets sectors, through solutions delivery to the challenging buildup of advanced Logic technology nodes, memory scaled 3D-NAND nodes and DRAM scaled devices at leading edge customers.

•	Continue delivering metrology systems for the trailing edge technology nodes and to advanced packaging customers to support new applications ramp up and expansions.

•	Continue the collaborations and joint research programs with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue innovation and diversification of our products through several new product introductions to extend the Company’s market leadership and total available market.

•	Continue our plans to generate revenues and competitive edge through SW algorithms and Machine Learning solutions.

•	Strengthening the partnership with our customers and build a “Customer Centric” approach to accommodate and deliver customers’ requirements along the semiconductor lifecycle.

•	Continue investing in developing new approaches and methods for inline materials process control.

•	Continue investing in our chemical metrology product development and enhance our product offering.

•	Create synergy between our product lines towards a combined offering for advanced applications, which require dimensional, material and chemical metrology.

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

•	Build an extensive roadmap for Sentronics products in order to broaden their portfolio and cater to additional applications.

•	Create synergy between Nova and Sentronics’ technologies towards a combined and enhanced offering for advanced packaging applications.

•	Leverage Nova’s extensive market presence and exposure to drive Sentronics sales to new heights.

•	Continue looking for investment opportunities to broaden our portfolio and enrich our brand.

The major challenges we could face in fulfilling our plans include:

•	Meeting strategic, development, operational and delivery targets considering the macro economical, geopolitical and trade restriction issues across the globe and the current conditions in Israel.

•	On time delivery of the required solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs to properly control expenses.

•	Identifying the metrology evolution roadmap for future industry needs to meet process control requirements and lead the market.

•	Achieving long-term growth targets while supporting extensive growth in all our activities.

•	Building a solid global infrastructure and production capacity to accommodate further growth.

•	Failure to design, implement and smoothly transition to the new ERP system.

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

It is our belief that we have been able to consistently improve our market position because of a combination of factors:

•	Optical metrology has become an enabler for the industry over the last few years.

•	Materials metrology has been widely adopted by leading memory and logic/foundry customers. We expect further adoption in the next few years.

•	The growing adoption of our metrology portfolio in the advanced packaging market.

•	The growing need for chemical process control and replenishment solutions, driven by ESG and environment sustainability trends for reduction in chemical materials waste.

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

5.A      Operating Results

Overview

A substantial portion of our revenues is generated from a small number of customers, and we anticipate that our revenues will continue to depend on a limited number of major customers.

For the distribution of our total revenues, from products and services, by geographic areas, see Note 15 to our consolidated financial statements.

The sale cycle of our systems is long and the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. We schedule production of our systems based upon order backlog and customer forecasts.

Our revenues increased by 30% in 2024 following a decrease of 9% in 2023, and an increase of 37% in 2022.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated income statements to our total revenues for the periods indicated:

Percentage of Total Revenues Year ended December 31:

	2022	2023	2024

Revenues from product sales	81%	78%	80%
Revenues from services	19%	22%	20%
Total revenues	100%	100%	100%

Cost of products sale	34%	32%	31%
Cost of services	11%	12%	11%
Total cost of revenues	45%	43%	42%

Gross profit	56%	57%	58%

Operating expenses:
Research and development expenses, net	16%	17%	16%
Sales and marketing expenses	9%	10%	10%
General and administrative expenses	4%	4%	4%
Total operating expenses	29%	31%	30%

Operating profit	26%	26%	28%

Financial income (expense), net	2%	4%	4%
Income before income taxes	28%	30%	32%
Income tax expenses	3%	4%	5%

Net income	25%	26%	27%

Comparison of Years Ended December 31, 2024 and 2023

Revenues. Our revenues in 2024 increased by $154.5 million, or 30%, compared to 2023. Revenues attributable to product sales were $538.4 million, an increase of $133.3 million, or 33%, compared to 2023. Revenues attributable to services were $134.0 million, an increase of $21.2 million, or 19%, compared to 2023. The increase in product revenues in 2024 was attributed to higher demand for our products across all main product lines. The increase in services revenue in 2024 was primarily driven by the growth of our installed systems base.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, amortization of intangible assets and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2024 was $210.6 million. Our gross margin attributable to product revenues in 2024 was 61%, compared to 60% in 2023. The increase in product gross margins in 2024 was primarily driven by a shift in the product and customer volumes mix. Our cost of services in 2024 was $74.7 million, compared to $60.8 million in 2023. Gross margin attributable to service revenues in 2024 was 44%, compared to 46% in 2023. The decline in service gross margin in 2024 was primarily due to investments in service operations and infrastructure aimed at enhancing customer support.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from governmental funding of research and development activities. Our net research and development expenses in 2024 were $110.3 million, an increase of $22.2 million, or 25%, compared to 2023, after offsetting grants received of $2.2 million in 2024 and $3.1 million in 2023. Research and development expenses excluding grants received or receivable in 2024 were $112.4 million, compared to $91.1 million in 2023. The increase in 2024 is mainly related to higher investment in existing and new products and technologies and higher personnel costs. In 2024, net research and development expenses represented 16% of our revenues, compared to 17% in 2023.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Our sales and marketing expenses in 2024 were $65.1 million, an increase of $12.6 million, or 24%, compared to 2023. Sales and marketing expenses represented 10% of our revenues in 2024 similar to 2023.

General and Administrative Expenses.  General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in 2024 were $24.2 million, an increase of $3.8 million, or 19%, compared to 2023. The increase in general and administrative expenses in 2024 was primarily driven by higher personnel costs and related overhead, including acquisition-related expenses. In 2024, general and administration expenses represented 4% of our revenues, similar to 2023.

Financial income, net. Financial income, net is comprised of interest income, financial expenses related to the Convertible Senior Notes, exchange rate impact and bank charges. In 2024, we recorded $28.7 million of net financial income compared to $22.4 million in 2023. The increase in financial income in 2024 was mainly attributed to higher interest income in 2024 partially offset by exchange rate impact.

Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2024, we recorded $32.5 million income tax expenses, reflecting effective tax rate of 15%.

Comparison of Years Ended December 31, 2023 and 2022 is incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 20, 2024.

5.B       Liquidity and Capital Resources

 As of December 31, 2024, we had working capital of approximately $514 million, compared to working capital of approximately $387 million as of December 31, 2023. The increase in our working capital in 2024 was mainly attributed to the increase in trade accounts receivable and inventories due to the increase in our operations in 2024.

Cash and cash equivalents, short-term and long-term deposits and marketable securities as of December 31, 2024 were $820 million compared to $641 million as of December 31, 2023, and increased mainly due to our fluent operating cash flow, partially offset by share repurchase and the conversion of the Convertible Senior Notes.

Trade accounts receivable increased from $111 million as of December 31, 2023 to $139 million as of December 31, 2024.

Inventories increased from $138 million as of December 31, 2023 to $157 million as of December 31, 2024. The increase in inventory was driven by higher business activity and increased stock to support the proliferation of new products. Operating activities in 2024 generated positive cash flow from operating activities of $235 million compared to a positive cash flow from operating activities of $124 million in 2023.

The following table describes our investments in capital expenditures during the last three years (US dollars, in thousands):

	2022		2023		2024
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
Electronic equipment	3,664	4,155	2,086	2,867	1,313	3,077
Office furniture and equipment	66	1,055	360	499	29	202
Leasehold improvements	8,934	436	2,994	2,457	91	843
Land and buildings	-	3,004	-	5,925	-	11,660
Total	12,664	8,650	5,440	11,748	1,433	15,782

In 2024, the gross investment in capital expenditures, including inventory items moved to capital and investment in new ERP, was approximately $35 million, and was financed from our operating cash flow. In 2025, we expect our gross capital spending to remain at a similar level, primarily driven by ongoing investments in facilities and the implementation of a new ERP system.

Our principal liquidity requirement is expected to be for working capital and capital expenditures, payment related to acquisition of Sentronics metrology GmbH as well as additional acquisitions and investment in new ERP. We believe that our current cash reserves will be adequate to fund our planned activities for at least the next twelve months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with our cash reserves together with positive cash flow from operations, if any. If these funds are insufficient to finance our future business activities, which may include acquisitions, we would have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

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

Joint programs of the European Research Area and the IIA (for Nova Ltd.) or BMBF (for Nova Measuring Instruments GmbH)

We participate in European consortia, which are joint programs governed by the Electronic Component Systems (ECSEL), Key Digital Technologies (KDT), which starting from 2023 is re-named to European CHIPACTS, for European Leadership Joint Undertaking (the “JU”) as part of the Horizon 2020 & Horizon Europe, respectively, which form cooperations between the participating companies.

Some of the obligations and undertakings specified hereunder in connection with IIA or BMBF activities (such as the restrictions under the Innovation Law and obligation to grant certain access rights to our technology and intellectual property rights) apply with respect to some of these joint projects. In addition, the participation in an EU Consortia includes specific obligations, such as the following: The budgeted grant will be paid to the company pursuant to certain rules regarding ‘eligible costs’; Obligations to properly implement the activities assigned under the specific EU Consortia project grant agreement; Restrictions in contributions of third parties (by service or otherwise); Obligations to keep information up to date and to inform about events and circumstances likely to affect the consortium activity; Obligations related to records keeping, investigations and audits by the JU in order to verify the proper implementation of the specific EU Consortium project and compliance with the obligations under the terms of the program, including assessing deliverables and reports during a period of up to two years following the receipt by the company of the full grant payment; Obligations related to Intellectual property allocation generated by an EU Consortium, background intellectual property designation prior to the commencement of the EU Consortium’s project and the provision of access rights to results obtained as part of the EU Consortium. Breach of such obligations may result in the reduction of the aggregate expected grant amount or claiming back previously received grants. In addition, the company may be subject to administrative and financial penalties such as temporary exclusion from all JU European Consortia and fines of up to 10% of the maximum expected grant, as well as to contractual liabilities.

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

5.D      Trend Information

For information regarding the most significant recent trends in our market, see “Item 4B– Our Market – The Semiconductor Market – Update” in this Annual Report.

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our management evaluates its estimates on an ongoing basis, including those related to, but not limited to revenue recognition, allowance for credit losses related to marketable securities, inventory write-offs, business combination, fair value and useful lives of intangible assets, and income taxes and tax uncertainties. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

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

As a result of previous acquisitions, our balance sheet included acquired intangible assets, in the aggregate amount of approximately $39.2 million and $31.5 million as of December 31, 2023 and 2024, respectively.

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

Item 6. Directors, Senior Management and Employees

6.A      Directors and Senior Management

           The following is the list of senior management and directors as of February 7, 2025:

Name	Age	Position
Eitan Oppenhaim (4)	59	Executive Chairman of the Board of Directors
Avi Cohen (1)(2) (4)	71	Director
Raanan Cohen (2)(3)	69	Director
Zehava Simon (1)(2)(3)(4)	66	Director
Sarit Sagiv (1)(2)	56	Director
Yaniv Garty (3)(4)	57	Director
Gabriel Waisman	54	President & CEO
Guy Kizner*	41	Chief Financial Officer
Shay Wolfling	53	Chief Technology Officer
Adrian S. Wilson	53	President of US subsidiary & General Manager Material Metrology Division
Effi Aboody	54	Corporate VP and General Manager Dimensional Metrology Division

*On April 8, 2024, Nova announced changes in senior leadership positions. Dror David who served as Nova’s Chief Financial Officer since 2005 retired from the Company and Guy Kizner succeeded Mr. David effective as of July 1, 2024.

(1)          Member of the audit committee

(2)          Member of the compensation committee

(3)          Member of the nominating governance and sustainability committee

(4)          Member of the strategy and M&A committee

Mr. Eitan Oppenhaim was named executive chairman of our board of directors on March 31, 2023, after serving as member of our board of directors from October 2019. Mr. Oppenhaim served as the President and Chief Executive Officer of the Company from July 31, 2013, until March 31, 2023, and has previously served as the Executive Vice President Global Business Group, since November 2010. From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd. Prior to that, from 2002 until 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 until 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 until 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a BA in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

Mr. Avi Cohen has served as a director of the Company since 2008 and during the period between December 2022 and March 2023 he also served as the interim chairperson of our board of directors while Dr. Michael Brunstein was absent for health-related reasons. Additionally, Mr. Cohen serves as Executive Chairman of ZOOZ Power Ltd. (TASE: ZOOZ) and as a director of Cognyte Software Ltd. (Nasdaq: CGNT) as well as on the board of directors of Cortica Ltd., Sight Diagnostics, and CGS Tower Networks Ltd. From July 2016 to September 2017 Mr. Cohen served as the CEO of MX1, a global media service provider founded in July 2016 as a result of the acquisition of RR Media (Nasdaq: RRM) by SES S.A. and the following merger between RR Media, and SES Platform Services GmbH. From July 2012 until the merger, Mr. Cohen served as the CEO of RR Media. Prior to that, until March 2012, Mr. Cohen served as President and CEO of Orbit Technologies (TASE: ORBI). From September 2006 until December 2008, Mr. Cohen served as chief operating officer and deputy to the CEO of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC). From 2003 he was a group vice president and member of the executive management committee. From 1995 he was the president of KLA Israel responsible for the optical metrology division. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as CEO of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds a B.Sc. and a M.Sc. in electrical engineering and applied physics from Case Western Reserve University, U.S.

Mr. Raanan Cohen was appointed as a director of the Company by our board of directors in February 2014. Prior to that and until December 2012, Mr. Cohen served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on Nasdaq. Mr. Cohen also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen serves as director of Eyecuracy Ltd., a private company, served as the Chief Executive Officer of EyeWay Vision Ltd., a private company until November 2024, and has served as a director of Gezuntech therapeutics, a private company until January 2025. Mr. Cohen holds a B.Sc. in Computer Science from the Hebrew University of Jerusalem, Israel.

Ms. Zehava Simon was elected as the Company’s external director in accordance with the provisions of the Companies Law in June 2014 and reelected in June 2017. Effective as of May 2018, and our adoption of the exemption under the Regulation (as defined below), Ms. Simon is no longer classified as an external director under the Companies Law.  Ms. Simon served as a Vice President of BMC Software from 2000 until 2013 and in her last position (as of 2011) acted as Vice President of Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. In this role, she was responsible for directing operations in Israel and India as well as offshore sites. Prior to that, Ms. Simon held various positions at Intel Israel., which she joined in 1982, including leading of Finance & Operations and Business Development for Intel in Israel. Ms. Simon is currently a board member of Audiocodes Ltd., a public company traded on Nasdaq and TASE, Nice Ltd., a public company traded on Nasdaq and TASE. Ms. Simon is a former member of the board of directors of Insightec Ltd. (2005-2012), M-Systems Ltd., a Nasdaq listed company which was acquired in 2006 by SanDisk Corp., a public company traded on Nasdaq as well (2005-2006) and Tower Semiconductor Ltd., a public company traded on TASE and Nasdaq (1999-2004). Ms. Simon holds a B.A. in Social Sciences from the Hebrew University of Jerusalem, Israel, a law degree (LL.B.) from Reichman University (formerly, the Interdisciplinary Center in Herzliya, Israel) and an M.A. in Business and Management from Boston University, U.S.

Ms. Sarit Sagiv was appointed to serve as a director of the Company by our board of directors in August 2021. Ms. Sagiv serves as a member of the Investments Committee of Phoenix Insurance and as a member of the board of directors of OPC Energy Ltd., a public company traded on TASE. Ms. Sagiv served as General Manager of the Global Business division at Amdocs (Nasdaq: DOX) between 2016 and 2020. Prior to this role, Ms. Sagiv served as the Chief Financial Officer of Nice Ltd. (Nasdaq and TASE: NICE), with responsibility for the finance, legal, operations and IT areas, and before that as the Chief Financial Officer of Retalix Ltd. (Nasdaq and TASE: RTLX). Ms. Sagiv also held various other Chief Financial Officer and senior financial positions. Ms. Sagiv is a certified public accountant. She holds a B.A. in Accounting and Economics and an MBA, both from Tel-Aviv University, Israel and an M.A. in Law from Bar Ilan University, Israel.

Mr. Yaniv Garty was appointed to serve as a director of the Company by our board of directors as of April 2, 2023. From January 2017 to February 2023, Mr. Garty was a Vice President at Intel, a public company traded on the Nasdaq, and the General Manager of Intel Israel – Israel’s largest Hi-Tech employer and Intel’s largest operation outside the U.S. Before returning to Israel from the Bay Area, Mr. Garty held multiple positions within Intel since its acquisition of Envara Inc. in 2004. He initially served as Chief Operating Officer of Intel’s Broadband Wireless Division (WiMAX/4G and WLAN solutions), and from 2011 to 2018 as the General Manager of the Wireless Connectivity Solutions business unit, a worldwide organization responsible for delivering wireless connectivity technologies and products. Prior to Intel’s acquisition of Envara, Mr. Garty had multiple engineering, business, and managerial positions in different companies, including Serconet Networks, Optibase, and Orckit Communications. Prior to this, Mr. Garty served as a R&D Engineer with the Ministry of Defense of Israel. Mr. Garty serves as a director of the board of Strauss Group, a publicly traded company (TASE: STRS) as of September 2024. Additionally, Mr. Garty serves as the Chairman of the America-Israel Chamber of Commerce since January 2018, a voluntary organization of more than 230 Israeli and multinational companies. Mr. Garty holds a B.Sc. in electrical engineering and an MBA, both from Tel Aviv University, Israel.

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

Mr. Guy Kizner has served as the Chief Financial Officer since July 1, 2024. Mr. Kizner joined Nova in 2010 and served in several key financial positions such as Director of Financial Planning & Analysis and Vice President of Corporate Finance. Prior to joining Nova, Mr. Kizner held various finance roles at Delek Group (TASE: DLEKG) and Israel Aerospace Industries, broadening his expertise in the financial sector. Mr. Kizner holds a B.A. in Accounting from Bar Ilan University, Israel, a B.A. in Economics and an MBA from the College of Management Academic Studies, Israel.

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

Mr. Effi Aboody has served as our Corporate VP and General Manager Dimensional Metrology Division since September 2019. Mr. Aboody joined Nova in 2016 as Vice President and Head of the Global Applications team. Mr. Aboody started his career at Intel Corporation Ltd in 1996 as an Integration engineer, working in Portland and California R&D centers, in both logic and memory devices, followed by several managerial positions including Process Integration, Sort testing manager and Yield manager. In 2008, Mr. Aboody served as Yield and Integration Departments at Numonyx Ltd focusing on NOR flash memory process and reliability. In 2011, Mr. Aboody managed the Engineering and Yield Departments at Micron Technology Ltd Fab12. In 2013, Mr. Aboody returned to Intel Corporation to manage the Fab28 Yield Organization, responsible for CPU and SoC outgoing yield performance, defects and Labs. Mr. Aboody holds an Executive MBA from Tel-Aviv University, Israel and a B.Sc. in Materials Engineering from Ben-Gurion University of the Negev, Israel.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B      Compensation

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our board and senior management members listed in item 6.A in this Annual Report, with respect to the year ended December 31, 2024 (consisting of 12 persons including Mr. Dror David who retired from his role as CFO effective July 1, 2024) was approximately $10 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement, or similar benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2025 annual general meeting of shareholders in accordance with Israeli regulations.

Terms of employment of Mr. Gabriel Waisman, who was appointed as our President and Chief Executive Officer effective as of March 31, 2023, as were approved by our shareholders at the 2023 annual general meeting of shareholders, and amended by our shareholders at the 2024 annual general meeting of shareholders are as follows:

General

(i) a monthly base salary of NIS 110,000 (approximately, $31,000), effective as of April 1, 2023 through June 2024 following which, the monthly base salary was increased to NIS 120,000 (approximately $32,600); (ii) an annual bonus of up to twelve (12) monthly base salaries for 100% achievement (with additional payment of up to twelve (12) monthly salaries in the case of overachievement), subject to objectives which are annually predetermined by our board of directors and the compensation committee, in accordance with our compensation policy; (iii) in the event of termination of employment (other than for cause), Mr. Waisman will be entitled to a six months advance notice, during which he will be entitled to all of his compensation components, including the continued vesting of his equity awards. In the event of termination of employment not for cause, the annual bonus will be prorated (subject to certain adjustments); (iv) customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (v) subject to required approvals under applicable law, a directors and officers' insurance, including a “run-off” insurance policy; and (vi) monthly travel expenses or a Company car (deducted out of the gross salary), cellular phone, a land line phone, toll road expenses, a laptop computer, annual medical check-up and other expense reimbursements pursuant to the Company general policies as applicable from time to time.

Equity-Based Compensation

On June 1, 2023, per the approval at the 2023 annual general meeting of shareholders, Mr. Waisman was granted a total of 12,000 restricted share units that vest over a period of four (4) years, in equal annual installments, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman. In addition, Mr. Waisman was granted with 12,000 performance-based restricted units that vest over a period of four (4) years, in four equal annual installments, provided that the Company meets or exceeds the non-GAAP operating profit as set forth in the Company's budget as approved by the board of directors for the fiscal year preceding the date of vesting, unless such performance share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman. In the event a portion of the performance share units fails to vest, such portion will be carried forward to the fourth vesting date and will vest if the Company’s average annual return on equity based on net income during the previous four (4) years will be no less than ten percent (10%).

On July 1, 2024, per the approval at the 2024 annual general meeting of shareholders, Mr. Waisman was granted an additional 5,930 restricted share units that vest over a period of four (4) years, in equal annual installments, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman. In addition, Mr. Waisman was granted with 5,930 performance-based restricted units that vest over a period of four (4) years, in four equal annual installments, provided with respect to 50% of the units, the Company meets or exceeds the revenue budget as set forth in the Company’s budget as approved by the board of directors for the fiscal year preceding the date of vesting, and with respect to the other 50% of the units, provided that the Company meets or exceeds the non-GAAP operating profit as set forth in the Company's budget as approved by the board of directors for the fiscal year preceding the date of vesting unless such performance share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman. In the event a portion of the performance share units fails to vest, such portion will be carried forward to the fourth vesting date and will vest if the Company’s average annual return on equity based on net income during the previous four (4) years will be no less than ten percent (10%).

Compensation upon Significant Event

In the event that prior to the completion of the vesting of equity awards granted to Mr. Waisman an acquisition of the Company or asset transfer of all or substantially all the assets of the Company (collectively, “M&A Event”) will occur while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, then immediately prior to, and contingent upon, the closing of such M&A Event, all of Mr. Waisman unvested equity awards will become fully vested and exercisable, or substituted for equity awards in a successor company.

In the event an M&A Event will occur while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, the compensation committee and the Board may grant to Mr. Waisman a special bonus of up to 12 monthly salaries.

Compensation upon Acquisition

In the event the Company acquires another business (whether by merger, share or asset purchase) while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, Mr. Waisman may be granted a special bonus of up to 12 monthly salaries, subject to the compensation committee and board of director's discretion. In accordance with this entitlement, on February 2025 our compensation committee and board approved a bonus of 12 monthly salaries for the acquisition of Sentronics, to be paid to Mr. Waisman in April 2025.

Directors and Officers Equity Based Compensation

As of February 7, 2025, a total of 9,680 options to purchase our ordinary shares and 107,810 RSU’s were outstanding and held by certain directors and senior management members listed in item 6.A in this Annual Report (consisting of 12 persons including Mr. Dror David who retired from his role as CFO effective July 1, 2024), of which 8,960 options are currently exercisable or exercisable within 60 days of February 7, 2025. 73,105 shares are held by trustee due to vested RSUs and 2,149 RSU’s will vest within 60 days of February 7, 2025. See “Item 6E. Share Ownership” in this Annual Report.

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

Compensation of Directors

The compensation scheme for our non-executive directors (other than the chairperson of the board of directors), which does not include any pay per meeting, as approved by our shareholders in June 2022, is as follows:

(i) an annual payment of NIS 210,000 (approximately US$60,000) with additional annual payment for service on board committees as follows: NIS 42,000 (approximately $12,000) (or NIS 63,000 (approximately $18,000) for the chairperson) for each member of the audit or compensation committee; and NIS 30,000 (approximately $8,500) (or NIS 44,000 (approximately $12,500) for the chairperson) for each member of the nominating committee or any other Board Committee;

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

The full text of our current compensation policy was filed as exhibit 4.7 to the 2022 Annual Report and is incorporated by reference. Furthermore, following the SEC approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1 (the “Clawback Listing Rules”), which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its annual report, we adopted as of October 2, 2023, a clawback policy as contemplated pursuant to the Clawback Listing Rules, as filed as exhibit 97 to the 2023 Annual Report and is incorporated by reference.

6.C      Board Practices

Our Amended and Restated Articles of Association, as adopted by the Company’s shareholders on June 20, 2024, or the Articles, provide that we may have between five and nine directors. Our board of directors currently consists of six directors, two of which are female directors.

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

Our board of directors determined that Ms. Sarit Sagiv has accounting and financial expertise as described in the regulations promulgated pursuant to the Companies Law, and that, therefore, the requirement of the minimum number of board members that need to have accounting and financial expertise, as set by the board of directors, has been met.

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

Board of Directors’ Committees

The Company’s board of directors has appointed the following committees:

Audit Committee

Our Audit Committee is comprised of Sarit Sagiv (Chairperson), Zehava Simon and Avi Cohen. The audit committee is responsible to provide oversight of the accounting and financial reporting process of the Company and the audits of the financial statements of the Company, and assist the Board in its oversight of (i) the integrity of the Company's financial statements and other published financial information, (ii) the Company's compliance with applicable financial and accounting related standards, rules and regulations, (iii) the selection, engagement and termination, subject to shareholder approval, of the Company's independent auditor, (iv) the pre-approval of all audit, audit-related and all permitted non-audit services, if any, by the Company's independent auditor, and the compensation therefor, (v) the Company's internal controls over financial reporting, and (vi) risk assessment and risk management, including cyber risks.

Under the Companies Law, the audit committee is responsible, among others, for (i) identifying deficiencies in the business management practices of the Company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies; (ii) reviewing and approving related party transactions, including, among others, determining whether or not such transactions are deemed material actions or extraordinary transactions; (iii) ensuring that a competitive process is conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; (iv) setting forth the approval process for transactions that are 'non-negligible' (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee; (v) evaluating the Company’s internal audit program and the performance of the Company’s internal auditor and the resources at his/her disposal; (vi) reviewing the scope of work of the Company’s external auditor and making recommendations regarding his/her salary; and (vii) creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company as well as adopting against retaliation. The audit committee is also responsible for reviewing and approving any material change or waiver in the Company's Corporate Code of Conduct regarding directors or executive officers, and disclosures made in the Company's annual report in such regard. The audit committee operates under a charter duly adopted by the board of directors.

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

Compensation Committee

Our Compensation Committee is comprised of Zehava Simon (Chairperson), Avi Cohen, Raanan Cohen and Sarit Sagiv. The function of the compensation committee is described in the approved charter of the committee and includes assisting the board of directors in discharging its responsibilities relating to compensation of the Company’s officers, directors and executives and the overall compensation programs and reviewing and approving, or if required by law, approving and recommending for approval by the board of directors, grants and awards under the Company’s equity incentive plans. The primary objective of the committee is to oversee the development and implementation of the compensation policies and plans that are appropriate for the Company in light of all relevant circumstances, and which provide incentives that fit the Company’s long-term strategic plans and are consistent with the culture of the Company and the overall goal of enhancing shareholder’s value.

Our board of directors has determined that each member of our compensation committee is independent under the Nasdaq rules, including the additional independence requirements applicable to the members of a compensation committee.

Under the Companies Law and our compensation committee charter, our compensation committee is responsible, among others, for (i) recommending to the board of directors regarding its approval of a compensation policy in accordance with the requirements of the Companies Law, and any other compensation policies, incentive-based compensation plans and equity-based plans; (ii) overseeing the development and implementation of such compensation plans and policies that are appropriate in light of all relevant circumstances and recommending to the board of directors regarding any amendments or modifications that the compensation committee deems appropriate; (iii) determining whether to approve transactions concerning the terms of engagement and employment of our officers and directors that require compensation committee approval under the Companies Law or our compensation plans and policies; (iv) oversees the administration of our clawback policy with respect to executive compensation, in line with our charter, including as required pursuant to SEC and Nasdaq rules; and (v) taking any further actions as the compensation committee is required or allowed to under the Companies Law or the compensation plans and policies.

Nominating Governance and Sustainability Committee

Our Nominating Governance and Sustainability Committee is comprised of Raanan Cohen (Chairperson), Zehava Simon and Yaniv Garty. The function of the nominating committee is described in the approved charter of the committee and includes responsibility for identifying individuals qualified to become board members and recommending that the board of directors consider the director nominees for election at the general meeting of shareholders. In June 2022, our board of directors expanded the committee’s responsibilities to also include recommending to the board of directors on governance matters and for developing and recommending to our board of directors business conduct and ethics guidelines, applicable to the Company, including overseeing the Company’s policies, programs and strategies related to environmental, social and governance (“ESG”) matters, periodically reviewing such guidelines and recommending any changes thereto, and overseeing the evaluation of our board of directors and management.

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

All committees are acting according to written charters that were approved by our board of directors. Additionally, we adopted an internal enforcement plan which was approved by our board of directors. The internal enforcement plan, as part of which we adopted and implementing procedures and policies in order to comply with the provisions of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), the Companies Law, and the regulations promulgated thereunder. The internal enforcement plan includes, among others, the board committees’ charters and the internal auditor charter, procedures with respect to related party transactions, insider trading, which prohibits hedging activities, equity-based compensation policy, reporting and complaints, anti-bribery and anti-fraud policies and a code of conduct. Each of our committees has the power to retain, terminate and approve the related fees and other retention terms, as it deems appropriate, outside counsel and other experts and consultants to assist the committee in connection with its responsibilities without our board of directors’ approval and at the Company's expense.

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

Pursuant to the Companies Law, the compensation policy must be approved by the company's board of directors after reviewing the recommendations of the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the "Majority Requirement"): (i) the majority should include at least a majority of the shares of the voting shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions are not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that both the compensation committee and the board of directors determine that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

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

6.D      Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

As of December 31,	2022	2023	2024
Total Personnel	1,177	1,202	1,383
Located in Israel	505	516	586
Located abroad	672	686	797
In operations	280	287	293
In research and development	462	477	585
In global business	311	318	375
In general and administration	124	120	130

The numbers of employees set forth in this table do not include contractors but includes an insignificant number of temporary employees retained by the Company from time to time. The numbers do not include employees of Sentronics, acquired on January 30, 2025.

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

6.E      Share Ownership

Based on information provided to us, our 12 directors and senior management members listed in Item 6.A in this Annual Report (including Mr. Dror David who retired from his role as CFO effective July 1, 2024), have had, as a group, sole voting and investment power for 82,065 shares beneficially owned by them as of February 7, 2025 (representing approximately 0.3% of the 29,278,991 issued and outstanding ordinary shares of our company as of such date). Such number includes 8,960 shares subject to options that are immediately exercisable or exercisable within 60 days of February 7, 2025 (with expiration dates ranging between 2025 and 2028; exercise prices ($/share) ranging between $25.67 and $102.35), 73,105 shares held by the trustee due to vested RSUs, and 2,149 RSUs to be vested within 60 days as of February 7, 2025.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 7, 2025 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plans under which we have outstanding equity grants, are described below:

2007 Incentive Plan (which was active until October 2017) - As of December 31, 2024, options to purchase 4,304,112 ordinary shares at an exercise prices which range from $0.43 to $24.96, the fair market value of our shares on the dates of grant, were granted under this plan of which, as of December 31, 2024, 3,081,139 options were exercised, no options were outstanding and exercisable, 1,222,973 options had been cancelled and no options were outstanding and unvested. As of December 31, 2024, a total of 834,142 RSU’s had been granted, of which 728,223 had vested, 105,919 had been cancelled and no RSU's were outstanding. Following adoption of 2017 share incentive plan, as detailed herein, we have ceased granting equity under the 2007 incentive plan.

2017 Share Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our board of directors on August 1, 2017, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2024, options to purchase 635,877 ordinary shares at an exercise prices which range from $ 22.56 to $ 102.35, the closing price of the Company's ordinary shares on Nasdaq on the day of grant, were granted under this plan of which, as of December 31, 2024, 347,092 options were exercised, 38,550 options were outstanding and exercisable, 250,235 options had been cancelled and 720 were outstanding and unvested. As of December 31, 2024, 1,549,509 RSU’s had been granted, of which 917,247 RSU’s had vested, 135,726 had been cancelled and 496,536 RSU's were outstanding.

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

For additional information regarding our employees’ incentive plans, see Note 13 of our consolidated financial statements, contained elsewhere in this Annual Report.

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

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 29,278,991 ordinary shares outstanding as of February 7, 2025.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
FMR LLC (1)	2,655,264	9.07%
Wasatch Advisors Inc. (2)	2,411,677	8.24%
Menora Mivtachim Holdings Ltd. (3)	2,121,579	7.25%
Migdal Insurance & Financial Holdings Ltd. (4)	2,286,687	7.81%
Harel Insurance Investments & Financial Services Ltd. (5)	1,799,718	6.15%

(1)	The information is based upon Schedule 13F filed with the SEC by FMR LLC, and subsidiaries on February 13, 2025 regarding holdings as of December 31, 2024.

(2)	The information is based upon Amendment no. 6 Schedule 13G/A filed with the SEC by Wasatch Advisors Inc. on February 12, 2025 regarding holdings as of December 31, 2024.

(3)
The information is based upon the shareholder notification provided to the Company by Menora Mivtachim Holdings Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtahim Insurance Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. and Shomera Insurance Company Ltd. on February 17, 2025 regarding holdings as of December 31, 2024.

(4)
The information is based upon Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd., Migdal Insurance Company Ltd., Migdal Sal Domestic Equities, Migdal Mutual Funds Ltd., on February 13, 2025 regarding holdings as of December 31, 2024.

(5)
The information is based upon the shareholder notification provided to the Company by Harel Insurance Investments & Financial Services Ltd. on February 2, 2025 regarding holdings as of December 31, 2024.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been the decrease in the percentage of ownership by Wasatch Advisors Inc. to below 10%, remaining above 5% in 2024.

As of February 7, 2025, our ordinary shares were held by 9 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 7, 2025, 8 registered holders were U.S. domicile holders and held approximately 0.02% of our outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

7.B      Related Party Transactions

In November 2024, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $60 million (including $10 million Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee in accordance with the framework under our compensation policy.

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

Further, upon circumstances to be approved by the compensation committee (and, if required by law, by the board of directors), we will be entitled to enter into a "run off" insurance policy of up to seven years, with the same insurer or any other insurance, as follows: (i) the limit of liability of the insurer will not exceed the greater of $60 million or 30% of our shareholders equity based on our most recent financial statements at the time of approval by the compensation committee; and (ii) the insurance policy, as well as the limit of liability and the premium for each extension or renewal will be approved by the compensation committee (and, if required by law, by the board of directors) which shall determine that the sums are reasonable considering our exposures covered under such policy, the scope of cover and the market conditions, and that the insurance policy reflects the current market conditions and that it will not materially affect our profitability, assets or liabilities.

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

Pursuant to our amended and restated compensation policy, we may indemnify our directors and officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the officer, as provided in the indemnity agreement between us and such individuals, all subject to applicable law and our Amended and Restated Articles of Association.

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

10.B    Memorandum and Articles of Association

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report and is incorporated by reference to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report.

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

In the past, we had elected to be taxed under the Alternative Track and in subsequent years elected to forego this tax regime and elected to adopt the Preferred Technological Enterprise regime as mentioned below.

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

A dividend distributed or deem distributed from income which was exempt from tax (“Trapped Profits”) derived from the Approved Enterprise will be subject to tax with respect to the amount distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would otherwise been applicable, which is at ranged between 10%-25%, depending on the level of foreign investment in the company in each year. Under the Investments Law, the transfer of funds from the company to shareholders and other related parties may be deemed to be regarded as a dividend distribution for this purpose in certain circumstances.

On November 15, 2021 a new amendment of the Investment Law was enacted (i) providing a reduced corporate income tax on the Trapped Profits distributed within a year from such amendment. The reduced corporate income tax is based on a certain formula and subject to reinvestment of certain amounts in enumerated assets/activities; (ii) harshening the rules with respect to determining the profits from which a dividend was distributed and providing that part of any dividend distribution, will be deemed as distributed from the Trapped Profits, according to a certain formula. In 2021, the Company reached a settlement with ITA and released all Trapped Profits pursuant to the aforementioned amendment.

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

As a result of the 2005 Amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, subjected us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. On November 15, 2021 a new amendment of the Investment Law was enacted (i) providing a reduced corporate income tax on the Trapped Profits distributed within a year from such amendment. The reduced corporate income tax is based on a certain formula and subject to reinvestment of certain amounts in enumerated assets/activities; (ii) harshening the rules with respect to determining the profits from which a dividend was distributed and providing that part of any dividend distribution, will be deemed as distributed from the Trapped Profits, according to a certain formula.

In December 2021, we entered into an elective tax agreement with the Israeli Tax Authorities and opt-in with the new Amendment. The reduced corporate income tax on the Trapped Profits was approximately $5.8M, or 10%, and was provided for in the 2021 financial statements of operations, net of related provisions.  Following this elective tax agreement, all of the Trapped Profits were released.

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

The provisions of the 2011 Amendment did not apply to existing “Beneficiary Enterprises” or “Approved Enterprises”, which continued to be entitled to the tax benefits under the Investments Law, as has been in effect prior to the 2011 Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the ITA, not later than the date prescribed for the filing of the company’s annual tax return for the respective year. A company owning a Beneficiary Enterprise or Approved Enterprise which made such election by June 30, 2015, was entitled to distribute income generated by the Approved/Beneficiary Enterprise (which is not related to Trapped Profits) to its Israeli corporate shareholders tax free.

Until the end of 2015, we did not utilize tax benefits related to Preferred Enterprises. We utilized such benefits between 2016-2017.

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

The new incentives regime will apply to “Preferred Technology Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were on average at least 7%  out of the company's turnover or exceeded NIS 75 million (approximately $21 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the Company’s financial statements as R&D expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.2 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more, over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.7 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more, over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition is part of a group that has total annual consolidated revenues at least NIS 10 billion.

Preferred Technological Enterprises will be subject to a reduced corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in Development Region "A". These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $54 million), and the sale receives prior approval from the IIA. Special Preferred Technological Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel.

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

A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million (approximately $136 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

An Industrial Company is entitled to certain tax benefits, including: (i) an amortization of the cost of purchased patent, the right to use a patent or know-how that were purchased in good faith and are used for the development or promotion of the Industrial Enterprise, over an eight-year period, beginning from the year in which such rights were first used, (ii) under limited conditions, the right to elect to file consolidated tax returns with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

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

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2024 for individuals, unless the benefiting provisions of an applicable treaty applies.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 (approximately $197 thousand) for 2024, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, set to take effect on January 1, 2025, an additional 2% excess tax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax will apply, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase, hold or dispose of the Company’s ordinary shares. In addition, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not considered. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations) (the “Treasury Regulations”), rulings, current administrative interpretations and official pronouncements by the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, with a retroactive effect. Such changes could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2024. Under the asset test, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2024. Nonetheless, there is a risk that we were a PFIC in 2024 or we will be a PFIC in 2025 or subsequent years. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

10.F    Dividends and Paying Agents

Not applicable.

10.G    Statements by Experts

Not applicable.

10.H    Documents on Display

As a foreign private issuer, are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an Annual Report containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

Impact of Currency Fluctuation

Because our results are reported in U.S. Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily NIS and Euro) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2024, the value of the U.S. dollar revaluated against the NIS by approximately 0.6% and revaluated against the Euro by approximately 6.3%. As of December 31, 2024, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS and Euro. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2024 and are expected to continue to be affected by such currency fluctuations in 2025. As of December 31, 2024 the Company recorded a NIS and Israel CPI linked lease liability, under the implementation of ASC 842 in the amount of $29 million (including exchange rate differences of $0.1 million).

In 2024, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $169 million with settlement dates through 2024-2025, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $169 million. In accordance with ASC 815-10, we recorded in 2024 a decrease of approximately $0.2 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2024, with all other variables held constant, would decrease the fair value of our net liabilities denominated in NIS, held at December 31, 2024, by approximately $18.3 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a)          Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, our chief executive officer and chief financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective.

c)           Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member of EY Global, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm” on page F-6.

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

Item 16C. Principal Accountant Fees and Services

Since 2015, Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member of EY Global (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors. The following table sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer,  for all services, including audit services, for the years ended December 31, 2024 and 2023::

	2023	2024
Audit Fees	740,000	776,000
Tax Fees	26,000	23,000
Other Fees	25,000	172,000
Total	791,000	971,000

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

      Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, all audit, audit related and tax services must be specifically approved by the audit committee and certain other non-audit, non-audit related and non-tax services may be approved without consideration of specific case-by-case provided certain terms and procedures are met. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal years 2024 and 2023.

Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

 In March 2022, we announced a $100 million repurchase program of our ordinary shares. Through December 31, 2024, we spent an aggregate of $51.53 million to repurchase 413,501 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
November 2024	58,286	185.10	311,269	67.68
December 2024	102,232	187.94	413,501	48.47

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

Item 16J. Insider Trading Plans (10b5-1)

We have adopted an insider trading policy that governs the purchase, sale and other dispositions of the Company’s securities by senior management, directors and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

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

Our cyber security management team, including our CEO, COO and CISO reporting to the COO, is responsible for assessing and managing our material risks from cybersecurity threats. The team is primarily responsible for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team gained expertise in cybersecurity, each member bringing years of hands-on experience and strategic leadership in the landscape of digital security. Their collective knowledge spans a range of areas, including threat intelligence, risk management, incident response, and compliance. Our CISO, holds a B.Sc. in Computer Science, with over 15 years of cybersecurity experience, actively participates in formal courses and conferences to stay current with evolving threats. Similarly, our COO, who has a rich technological background, attends cybersecurity conferences to align business operations with robust security measures. Additionally, our management team receives training from our IT consultants, to better prepare them to address emerging challenges in the dynamic cybersecurity landscape.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-41.

Item 19. Exhibits

See Exhibit Index.

NOVA LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

NOVA LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NOVA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nova Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2025, expressed an unqualified opinion thereon.

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
The Company’s inventories totaled $156.6 million as of December 31, 2024. As described in Note 2i to the consolidated financial statements, the Company assesses the value of inventories, including raw materials, service inventory, work-in-process and finished goods, in each reporting period, and values its inventories at the lower of cost or net realizable value. Reserves for potential excess and obsolete inventory are made based on management's analysis of inventory levels, future sales forecasts, market conditions and the expected consumption.

Auditing management's estimates for valuation of inventories involved subjective auditor judgment due to the significant assumptions made by management about the future salability of the inventories. These assumptions include the assessment, by inventory category (raw materials, service inventory, work-in-process and finished goods), of future usage and market demand for the Company's products.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's excess and obsolete inventory reserve process, including management's assessment of the underlying assumptions and data.

Our substantive audit procedures included evaluating the significant assumptions stated above and the accuracy and completeness of the underlying data management used to value excess and obsolete inventory. We compared the cost of on-hand inventories to management's sales forecast. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses over the significant assumptions to evaluate the changes in the obsolete and excess inventory estimates that would result from changes in the underlying assumptions.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2015.

Tel-Aviv, Israel
February 20, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NOVA LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Nova Ltd.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nova Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 20, 2025 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
February 20, 2025

NOVA LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 2 4	2 0 2 3
ASSETS
Current assets
Cash and cash equivalents	157,779	107,574
Short-term interest-bearing bank deposits	211,877	119,850
Marketable securities (Note 3)	216,910	216,258
Trade accounts receivable, net of allowance of $576 and $277 at December 31, 2024 and 2023, respectively	139,318	111,256
Inventories (Note 4)	156,599	138,198
Other current assets (Note 5)	19,466	17,084
Total current assets	901,949	710,220
Non-current assets
Marketable securities (Note 3)	225,818	191,351
Interest-bearing bank deposits and restricted cash	7,847	6,254
Deferred tax assets (Note 14)	31,639	23,583
Severance pay funds (Note 9)	1,043	1,146
Operating lease right-of-use assets (Note 11)	51,193	41,856
Property, plant and equipment, net (Note 6)	81,746	66,874
Intangible assets, net (Note 7)	31,458	39,184
Goodwill	48,317	50,080
Other long-term assets	9,412	3,259
Total non-current assets	488,473	423,587
TOTAL ASSETS	1,390,422	1,133,807
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net (Note 10)	180,564	197,678
Trade accounts payable	59,578	35,158
Deferred revenues	72,886	41,978
Operating lease current liabilities (Note 11)	7,169	6,703
Other current liabilities (Note 8)	68,033	41,294
Total current liabilities	388,230	322,811
Non-Current liabilities
Accrued severance pay (Note 9)	3,302	3,363
Operating lease long-term liabilities (Note 11)	48,363	39,762
Deferred tax liability (Note 14)	8,495	10,574
Other long-term liabilities	14,237	6,545
Total non-current liabilities	74,397	60,244
Commitments and contingencies (Note 12)
TOTAL LIABILITIES	462,627	383,055
SHAREHOLDERS’ EQUITY (Note 13)
Ordinary shares, no par value - Authorized 60,000,000 shares at December 31, 2024 and 2023; Issued and Outstanding 29,278,401 and 29,013,834 at December 31, 2024 and 2023, respectively.
Additional paid-in capital	134,951	139,694
Accumulated other comprehensive loss	(5,301)	(3,325)
Retained earnings	798,145	614,383
Total shareholders’ equity	927,795	750,752
Total liabilities and shareholders’ equity	1,390,422	1,133,807

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
Revenues:
Products	538,350	405,037	464,152
Services	134,046	112,885	106,577
Total revenues	672,396	517,922	570,729
Cost of revenues:
Products	210,639	163,981	191,402
Services	74,671	60,764	62,357
Total cost of revenues	285,310	224,745	253,759
Gross profit	387,086	293,177	316,970
Operating expenses:
Research and development, net (Note 2S)	110,257	88,043	90,458
Sales and marketing	65,090	52,467	52,729
General and administrative	24,199	20,404	23,852
Total operating expenses	199,546	160,914	167,039
Operating income	187,540	132,263	149,931
Financial income, net (Note 17)	28,747	22,436	8,478
Income before taxes on income	216,287	154,699	158,409
Income tax expenses (Note 14)	32,525	18,389	18,196
Net income	183,762	136,310	140,213

Earnings per share:
Basic	6.31	4.73	4.89
Diluted	5.75	4.28	4.43

Shares used in calculation of earnings per share (in thousands):
Basic	29,113	28,828	28,697
Diluted	32,138	32,089	31,870

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2

Net income	183,762	136,310	140,213

Other comprehensive income (loss), net of tax:
Cumulative Translation Adjustment	(2,951)	2,946	(5,039)
Available-for-sale investments (Note 3):
Unrealized gain (loss) on available-for-sale marketable securities, net	1,202	5,193	(6,047)
Cash flow hedges (Note 16):
Unrealized loss from cash flow hedges	(54)	(532)	(2,421)
Less: reclassification adjustment for net gain (loss) included in net income	(173)	1,576	1,813
Other comprehensive income (loss)	(1,976)	9,183	(11,694)

Total comprehensive income	181,786	145,493	128,519

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except ordinary shares number)

			Accumulated
	Ordinary	Additional	Other		Total
	Shares	Paid-in	Comprehensive	Retained	Shareholders’
	Number	Capital	Income (Loss)	Earnings	Equity

Balance as of January 1, 2022	28,579,044	139,847	(814)	334,721	473,754
ASU 2020-06 adoption (Note 10)	-	(13,770)	-	3,139	(10,631)
Issuance of shares upon exercise of options	161,416	90	-	-	90
Issuance of shares upon vesting of RSU	191,494	-	-	-	-
Share based compensation	-	16,647	-	-	16,647
Shares repurchase at cost	(253,478)	(21,416)	-	-	(21,416)
Other comprehensive loss	-	-	(11,694)	-	(11,694)
Net income	-	-	-	140,213	140,213
Balance as of December 31, 2022	28,678,476	121,398	(12,508)	478,073	586,963

Issuance of shares upon exercise of options	133,485	122	-	-	122
Issuance of shares upon vesting of RSU	203,128	-	-	-	-
Share based compensation	-	18,286	-	-	18,286
Shares repurchase at cost	(1,255)	(112)	-	-	(112)
Other comprehensive income	-	-	9,183	-	9,183
Net income	-	-	-	136,310	136,310
Balance as of December 31, 2023	29,013,834	139,694	(3,325)	614,383	750,752

Issuance of shares upon exercise of options	58,217	160	-	-	160
Issuance of shares upon vesting of RSU	212,653	-	-	-	-
Issuance of shares upon conversion of convertible senior notes	154,215	(112)	-	-	(112)
Share based compensation	-	25,209	-	-	25,209
Shares repurchase at cost	(160,518)	(30,000)	-	-	(30,000)
Other comprehensive loss	-	-	(1,976)	-	(1,976)
Net income	-	-	-	183,762	183,762
Balance as of December 31, 2024	29,278,401	134,951	(5,301)	798,145	927,795

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
Cash flows from operating activities:
Net income	183,762	136,310	140,213
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	11,736	10,344	8,621
Amortization of intangible assets	5,643	5,857	6,033
Amortization of premium and accretion of discount on marketable securities, net	(7,178)	(3,001)	1,666
Amortization of debt issuance costs	1,280	1,284	1,282
Share-based compensation	25,209	18,286	16,647
Net effect of exchange rate fluctuation	3,025	1,754	4,523
Changes in assets and liabilities:
Trade accounts receivables, net	(29,051)	(1,183)	(31,634)
Inventories	(23,897)	(26,000)	(29,311)
Other current and long-term assets	(9,671)	(5,752)	(4,223)
Deferred tax assets, net	(9,722)	(6,241)	(13,740)
Operating lease right-of-use assets	3,668	3,050	3,873
Trade accounts payables	17,506	(7,807)	5,142
Deferred revenues	34,553	11,391	15,243
Operating lease liabilities	(3,938)	(3,221)	(6,351)
Other current and long-term liabilities	32,299	(11,352)	1,509
Accrued severance pay, net	42	(188)	46
Net cash provided by operating activities	235,266	123,531	119,539
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	-	(78,469)
Change in short-term and long-term interest-bearing bank deposits	(93,595)	(29,658)	129,944
Investment in marketable securities	(271,987)	(273,572)	(211,742)
Proceed from maturities of marketable securities	243,361	192,585	80,391
Proceed from sales of marketable securities	3,036	2,502	934
Purchase of property, plant and equipment	(17,215)	(17,188)	(21,314)
Net cash used in investing activities	(136,400)	(125,331)	(100,256)
Cash flows from financing activities:

Settlement of a contingent consideration liability	-	-	(8,480)
Conversion of convertible senior notes	(18,506)	-	-
Purchases of treasury shares	(30,000)	(112)	(21,416)
Proceeds from exercise of options	160	122	90
Net cash provided by (used in) financing activities	(48,346)	10	(29,806)
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	(315)	(2,357)	(4,454)
Decrease in cash, cash equivalents and restricted cash	50,205	(4,147)	(14,977)
Cash and cash equivalents and restricted cash - beginning of year	107,574	111,721	126,698
Cash, cash equivalents and restricted cash - end of year	157,779	107,574	111,721
Supplemental disclosure of non-cash activities:
Operating right-of-use assets recognized with corresponding operating lease liabilities	13,022	785	17,398
Accrued purchase of property, plant and equipment	7,248	70	699
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	29,876	26,842	23,014

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1   -       GENERAL

Business Description:

Nova Ltd. (”Nova” or “the  Parent Company”) was incorporated and commenced operations in 1993 in the design, development and production of process control systems, used in the manufacturing of semiconductors. Nova has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, Taiwan, Korea, China, Singapore and Germany (together defined as the “Company”).

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

B.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company's management evaluates its estimates on an ongoing basis, including those related to, but not limited to standalone selling price, allowance for credit losses related to marketable securities, inventory write-offs, business combination, fair value and useful lives of intangible assets, income taxes and tax uncertainties income taxes, credit loss related to collectability of trade accounts receivable, goodwill impairment, lease discount rate and lease period. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

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

The following table provides a summary of cash, cash equivalents and restricted cash that constitute the total amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2024	2023	2022
Cash and cash equivalents	157,779	107,574	111,121
Long term restricted cash	-	-	600
Cash, cash equivalents and restricted cash	157,779	107,574	111,721

E.	Short Term Bank Deposit

Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

F.	Marketable Securities

The Company accounts for marketable securities in accordance with ASC Topic 320, “Investments – Debt Securities”. The Company’s investments in marketable securities consist of high-grade treasury, corporate and municipal bonds.

Investments in marketable securities are classified as available for sale at the time of purchase. Available for sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sales of marketable securities, are included in financial income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in financial income, net.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2      -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

The Company classifies its marketable securities as either current or non-current based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as current and marketable securities with maturities greater than 12 months are classified as non-current.

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

The Company did not recognize an allowance for credit losses on marketable securities as there were no expected credit losses for the years ended December 31, 2024 and 2023.

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

Cost is determined as follows:

•	Raw materials - using the moving average cost method, with specific items valued on a first-in, first-out (FIFO) basis.

•
Service inventory, work in process and finished goods - using the moving average cost method, with specific items valued on a first-in, first-out (FIFO) and actual production cost basis (materials, labor and indirect manufacturing costs).

J.	Property, Plant and Equipment

Property, plant and equipment are presented at cost, net of accumulated depreciation. Annual depreciation is calculated based on the straight-line method over the estimated useful lives of the related assets. Estimated useful life is as follows:

Years

Electronic equipment	3-7
Office furniture and equipment	3-17
Buildings	33
Leasehold improvements	Over the shorter of the term of the lease (including its extension periods) or the useful life of the asset

Depreciation methods, useful lives and residual values are reviewed at the end each reporting year and adjusted if appropriate.

K.	Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and identifiable intangible assets acquired, and related liabilities.

Goodwill is carried at cost and is not amortized, but rather is subject to an impairment test, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at least annually (in the fourth quarter), or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. ASC 350 allows the Company to first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value prior to performing the quantitative goodwill impairment test. The Company operates in one operating segment, and this segment comprises one reporting unit.

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

As of December 31, 2024, the Company has capitalized $8,367 implementation costs in CCA which are included in other long-term assets. As of December 31, 2024, the amortization of these capitalized implementation costs has not yet commenced.

M.	Impairment of Long-Lived Assets

Long-lived assets (tangible and intangible assets with finite life), held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset Group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset Group) would be written down to their estimated fair values. During the years 2024, 2023 and 2022, no impairment losses have been identified.

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

In addition to the derivatives that are designated and qualify as a cash flow hedge, the Company enters into certain foreign exchange forward and option transactions to hedge suppliers. Gains and losses related to such derivative instruments are recorded in financial income, net. Cash flows associated with derivative instruments and their related gains and losses are presented in cash flows from operating activities.

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

Remaining Performance Obligations

Remaining performance obligations (RPOs) represent contracted revenues that had not yet been recognized and include deferred revenues and invoices that have been issued to customers but were uncollected and have not been recognized as revenues. As of December 31, 2024, the aggregate amount of the RPOs was $92,099, comprised of $76,502 deferred revenues and $15,597 of uncollected amounts that were not yet recognized as revenues. The Company expects substantially all the RPO to be recognized as revenues over the next year.

Contract Balances

Revenues recognized during 2024, 2023 and 2022 from deferred revenues amounts included in the opening balance at the beginning of the period amounted to $29,472, $27,065 and $12,924 respectively.

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

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Israeli Innovation Authority (“IIA”) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Research and development grants recognized during the years ended December 31, 2024, 2023 and 2022 were $2,171, $3,061 and $3,064 respectively.

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

Share Options

In 2024, 2023 and 2022 the Company did not grant share options.

The Company policy, under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method. Expected volatility was calculated based on actual historical share price movements over a term that is equivalent to the expected term of granted options. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

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

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares net of treasury shares outstanding for the period. Diluted earnings per share reflect the potential dilutive effect of options and RSUs and full dilutive effect of the Convertible Senior Notes, including adding back of amortization of debt issuance costs related to the Convertible Senior Notes, net of tax. The number of potentially dilutive options and RSUs excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options amounted to 108,139 in 2024, 299,249 in 2023 and 265,085 in 2022.

Net income per share is shown below (U.S. dollars and share data in thousands, except per share data):

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2

Net income for basic earnings per share	183,762	136,310	140,213
Amortization of debt issuance costs related to the Convertible Notes, net of tax	1,109	1,130	1,128
Net income for diluted earnings per share	184,871	137,440	141,341

Basic weighted-average shares outstanding	29,113	28,828	28,697
Dilutive effect of share-based compensation	393	580	492
Dilutive effect of Convertible Senior Notes	2,632	2,681	2,681
Diluted weighted average shares outstanding	32,138	32,089	31,870

Earnings per share:
Basic	6.31	4.73	4.89
Diluted	5.75	4.28	4.43

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2      -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Concentrations of Credit Risk

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

The trade accounts receivable of the Company are derived from sales to customers located primarily in Taiwan R.O.C., China, Korea and USA. The management of the Company performed risk assessment on an ongoing basis and believes it bears low risk.

The Company entered into options and forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses as well as other expenses denominated in NIS. The derivative instruments hedge a portion of the Company's non-dollar currency exposure. Counterparty to the Company’s derivative instruments is major financial institution.

The Company's marketable securities include investments in highly rated corporate debentures and governmental bonds. The financial institutions that hold the Company's marketable securities are major financial institutions located in the United States. The Company believes its marketable securities portfolio is a diverse portfolio of highly rated securities and the Company's investment policy limits the amount the Company may invest in an issuer.

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

Y.	New Accounting Pronouncements

Recently issued accounting pronouncements adopted during the period:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 15 for further detail.

Recently issued accounting pronouncements not yet adopted:

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

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires to disclose disaggregated information about certain income statement expense line items. Entities are required to disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing US GAAP are required to be included in the disaggregated income statement expense line-item disclosures, and any remaining amounts need to be described qualitatively. Separate disclosures of total selling expenses and an entity’s definition of those expenses are also required. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3   -       MARKETABLE SECURITIES

The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2024:

	Matures within one year:			Matures after one year:			Total
	Corporate	Governmental		Corporate	Governmental
	bonds	bonds	Total	bonds	bonds	Total

Unrealized Gain
Amortized Cost	125,296	39,220	164,516	66,989	20,912	87,901	252,417
Unrealized Gain	218	75	293	395	90	485	778
Fair Value	125,514	39,295	164,809	67,384	21,002	88,386	253,195

Unrealized Loss Less
than 12 months
Amortized Cost	23,535	3,026	26,561	108,786	16,620	125,406	151,967
Unrealized Loss	(10)	(5)	(15)	(871)	(92)	(963)	(978)
Fair Value	23,525	3,021	26,546	107,915	16,528	124,443	150,989

Unrealized Loss
12 Months or Greater
Amortized Cost	23,774	2,043	25,817	13,314	-	13,314	39,131
Unrealized Loss	(261)	(1)	(262)	(325)	-	(325)	(587)
Fair Value	23,513	2,042	25,555	12,989	-	12,989	38,544

Total	172,552	44,358	216,910	188,288	37,530	225,818	442,728

The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2023:

	Matures within one year:			Matures after one year:			Total
	Corporate	Governmental		Corporate	Governmental
	bonds	bonds	Total	bonds	bonds	Total

Unrealized Gain
Amortized Cost	32,622	37,808	70,430	94,175	22,780	116,955	187,385
Unrealized Gain	54	43	97	620	58	678	775
Fair Value	32,676	37,851	70,527	94,795	22,838	117,633	188,160

Unrealized Loss Less
than 12 months
Amortized Cost	55,007	1,025	56,032	38,169	2,023	40,192	96,224
Unrealized Loss	(74)	(1)	(75)	(153)	(14)	(167)	(242)
Fair Value	54,933	1,024	55,957	38,016	2,009	40,025	95,982

Unrealized Loss
12 Months or Greater
Amortized Cost	79,038	11,991	91,029	35,108	-	35,108	126,137
Unrealized Loss	(1,161)	(94)	(1,255)	(1,415)	-	(1,415)	(2,670)
Fair Value	77,877	11,897	89,774	33,693	-	33,693	123,467

Total	165,486	50,772	216,258	166,504	24,847	191,351	407,609

Proceeds from maturity of available-for-sale marketable securities during the year ended December 31, 2024, and 2023 were $243,361 and $192,585, respectively.

Proceeds from sales of available-for sale marketable securities, were $3,036 and $2,502 which led to $1 and $35 realized losses, during the years ended December 31, 2024 and 2023, respectively.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 4   -       INVENTORIES

A.	Composition:

	As of December 31,
	2 0 2 4	2 0 2 3

Raw materials	43,965	50,156
Service inventory	36,232	31,407
Work in process	37,036	31,873
Finished goods	39,366	24,762
	156,599	138,198

B.	In the years ended December 31, 2024, 2023 and 2022, the Company wrote down inventories in a total amount of $7,821, $8,748 and $6,406, respectively.

NOTE 5   -     OTHER CURRENT ASSETS

	As of December 31,
	2 0 2 4	2 0 2 3

Prepaid expenses	10,732	10,999
Governmental institutions	6,832	3,682
Governments grants receivables	782	662
Hedging derivative	617	1,229
Other	503	512
	19,466	17,084

NOTE 6   -       PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2 0 2 4	2 0 2 3
Cost:
Electronic equipment	66,304	72,116
Office furniture and equipment	6,105	6,322
Leasehold improvements	41,135	39,875
Land and building	26,683	11,673
	140,227	129,986

Accumulated depreciation:
Electronic equipment	41,280	49,765
Office furniture and equipment	4,461	3,548
Leasehold improvements	12,701	9,799
Land and building	39	-
	58,481	63,112
Net book value	81,746	66,874

Depreciation expenses amounted to $11,736, $10,344 and $8,621 for the years ended December 31, 2024, 2023 and 2022, respectively.

During the year 2024, the Company disposed fully depreciated property, plant, and equipment with a gross value of $15,739.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 7      -       INTANGIBLE ASSETS

Intangible assets as of December 31, 2023 originated from the acquisition of ReVera on April 2, 2015, and the acquisition of ancosys on January 25, 2022. As of December 31, 2024 the intangible assets originated from the acquisition of ReVera on April 2, 2015 were fully amortized and therefore are not presented in original amount and in accumulated amortization. The following is a summary of intangible assets as of December 31, 2024 and 2023:

	As of December 31,
	2 0 2 4	2 0 2 3
Original amount:
Technology	35,054	58,227
Customer relationships	3,834	9,747
	38,888	67,974

Accumulated amortization:
Technology	6,934	22,955
Customer relationships	496	5,835
	7,430	28,790
Net book value	31,458	39,184

Amortization expenses amounted as following:

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2

Technology	5,284	5,430	5,426
Customer relationships	359	427	607
	5,643	5,857	6,033

Annual amortization expenses are expected as follows:

Year ending December 31,
2025	4,428
2026	4,428
2027	4,428
2028	4,428
2029	4,428
2030 and thereafter	9,318
Total	31,458

NOTE 8      -      OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 2 4	2 0 2 3

Accrued salaries and fringe benefits	41,024	27,105
Accrued warranty costs (See B below)	11,238	8,080
Governmental institutions	14,282	4,846
Governments grants payables	1,230	1,019
Other	259	244
	68,033	41,294

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8      -      OTHER CURRENT LIABILITIES (Cont.)

B.	Accrued Warranty Costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

Accrued warranty costs presented in:

	As of December 31,
	2 0 2 4	2 0 2 3

Other current liabilities	11,238	8,080
Other long-term liabilities	564	443
	11,802	8,523

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2024 and 2023:

	As of December 31,
	2 0 2 4	2 0 2 3

Balance as of beginning of year	8,523	10,630
Services provided under warranty	(14,437)	(11,764)
Changes in provision	17,716	9,657
Balance as of end of year	11,802	8,523

NOTE 9      -       LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Severance pay expenses for the years ended December 31, 2024, 2023 and 2022, amounted to $782, $957 and $1,114, respectively (excluding the Parent Company’s contributions for severance pay under section 14 in Israel).

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

The Convertible Notes will mature on October 15, 2025, (the "Maturity Date"), unless earlier repurchased, redeemed or converted. Consequently, as of December 31, 2024, the Notes are classified as current liability. Prior to July 15, 2025, a holder may convert all or a portion of its Convertible Notes only under the following circumstances:

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

As of December 31, 2023, condition 1 as stated above has been met, as the Company share price exceeded the abovementioned threshold. During the calendar quarter ending on March 31, 2024, the Notes are therefore convertible. Consequently, as of December 31, 2023, the Notes are classified as current liability

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

During 2024, a principal amount of $18,505 senior convertible notes was converted into 154,215 Company’s ordinary shares at a conversion rate of 13.4048 and a cash payment of $18,506.

The net carrying amount of the Convertible Notes as of December 31, 2024 and December 31, 2023 are as follows:

	As of December 31,
	2 0 2 4	2 0 2 3
Principal amount	181,495	200,000
Unamortized issuance costs	(931)	(2,322)
Net carrying amount	180,564	197,678

Amortization of debt issuance costs related to the Convertible Notes amounted to $1,280, $1,284 and $1,282 for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, the total estimated fair value of the convertible senior notes was approximately $477,907. The fair value of the convertible senior notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted price of the convertible senior notes in an over-the-counter market.

NOTE 11     -      LEASES

The Company has operating leases for facilities and vehicles. The Company’s leases have remaining terms of 1 to 10 years, some of which include options to extend the leases for up to additional 10 years. The weighted average remaining lease term was 11.6 years, and the weighted average discount rate was 3.2% as of December 31, 2024.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11     -      LEASES (Cont.)

Lease expenses amounted to $7,296, $6,636 and $6,587 for the years ended December 31, 2024, 2023 and 2022, respectively. The expected discounted and undiscounted lease payments under non-cancelable leases as of December 31, 2024, excluding non-lease components, were as follows:

Year

2025	7,127
2026	6,510
2027	6,174
2028	5,870
2029	5,028
2030 and thereafter	41,903
Total lease payments	72,612
Less imputed interest	(17,080)
Total	55,532

Operating cash flows for operating leases amounted to $7,081, $6,138 and $6,450 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 12      -     COMMITMENTS AND CONTINGENCIES

The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2025-2028. As of December 31, 2024, non-cancelable purchase obligations were approximately $127,145.

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2024 and 2023, the Company was not involved in any material claims or legal proceedings which require accrual of liability for the estimated loss.

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

In March 2022, the Company announced a $100 million repurchase program of the Company’s ordinary shares. Through December 31, 2024, the Company spent an aggregate of $51,528 million to repurchase 413,501 ordinary shares under the Company’s share repurchase program.

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

Share-based compensation

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
Cost of Revenues:
Product	4,113	3,193	2,456
Service	2,900	1,753	1,710
Research and Development	11,179	7,736	6,861
Sales and Marketing	4,864	3,437	3,179
General and Administrative	2,153	2,167	2,441
Total	25,209	18,286	16,647

As of December 31, 2024, there was $3 of total unrecognized compensation cost related to non-vested employee options and $38,277 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Shares Options

Share options vest over four years and their contractual term may not exceed 10 years. The exercise price is the market price at the date of each grant.

During 2024, 2023 and 2022, the Company did not grant share options.

Summary of the status of the Company’s share option plans as of December 31, 2024, as well as changes during the year then ended, is presented below:

	2024
	Share Options	Weighted Average Exercise Price
Outstanding - beginning of year	106,279	31.04
Exercised	(58,217)	27.91
Cancelled	(9,512)	32.31
Outstanding - year end	38,550	35.45

Options exercisable at year end	37,830	34.18

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

The total intrinsic value of options outstanding as of December 31, 2024 and 2023 was $6,226 and $11,302, respectively. The total intrinsic value of options exercisable as of December 31, 2024 and 2023 was $6,158 and $10,857, respectively. The total intrinsic value of options exercised during the years 2024, 2023 and 2022 was $9,268, $11,149, and $14,523 respectively.

The total fair value of options vested during the years 2024, 2023 and 2022 was $90, $407 and $964, respectively.

The weighted-average remaining contractual term of options exercisable at year end is 1.612.

The weighted-average remaining contractual term of options outstanding at year end is 1.628.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 13      -    SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2024:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)

20.00-35.00	24,509	1.16	24.84	24,509	24.84
35.01-50.00	9,845	2.41	43.44	9,845	43.44
50.01-70.00	2,036	2.58	53.61	2,036	53.61
70.01-102.35	2,160	2.48	102.35	1,440	102.35
	38,550		35.45	37,830	34.18

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

	2024
	Number of RSUs	Weighted average grant date fair value (USD)
Unvested - beginning of year	587,669	98.39
Granted	136,736	196.83
Vested	(212,653)	93.93
Canceled	(15,216)	98.34
Unvested at year end	496,536	127.39

Weighted-average grant-date fair value (USD) of RSU granted during the year of 2023 and 2022 was 105.94 and 87.02, respectively.

The total intrinsic value of RSUs vested during the years 2024, 2023 and 2022 was $42,449, $22,649 and $16,907, respectively.

The total fair value of RSU vested during the years 2024, 2023 and 2022 was $20,054, $14,412 and $10,684, respectively.

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

Law for the Encouragement of Capital Investments-1959:

Part of the Company’s investment in equipment has received approvals in accordance with the Law for the Encouragement of Capital Investments, 1959 (“Approved Enterprise” status) in three separate investment plans. The Company has chosen to receive its benefits through the “Alternative Benefits” track, and, as such, was eligible for various benefits. These benefits included accelerated depreciation of fixed assets used in the investment program, as well as a full tax exemption on undistributed income in relation to income derived from the first plan for a period of 4 years and for the second and third plans for a period of 2 years. Thereafter a reduced tax rate of 25% was applicable for an additional period of up to 3 years for the first plan and 5 years for the second and third plans, commencing with the date on which taxable income was first earned but not later than certain dates. The benefit period of the second and third plan ended in 2015.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limited the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s Income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provided that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Israeli companies with Approved Enterprise status were generally not subject to the provisions of the Amendment.

The entitlement to the above benefits was conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

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

In 2011, new legislation amending to the Investment Law was adopted(“2011 Amendment”). Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies (Requirement of a minimum export of 25% of the company's total turnover), as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate was 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies may be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

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

In 2015 and 2014, most of the Company’s taxable income in Israel was attributable to Approved Enterprise programs with zero tax rate In 2016, the Company utilized the tax benefits under the 2011 Amendment and the 2013 Law. As a result, most of the Company’s taxable income in Israel was attributable to the Preferred Enterprise, with a related tax rate of 16%.

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

On November 15, 2021 a new amendment of the Investment Law (“the Amendment’) was enacted (i) providing a reduced corporate income tax on the Trapped Profits distributed within a year from such amendment. The reduced corporate income tax was based on a certain formula and subject to reinvestment of certain amounts in enumerated assets/activities; (ii) harshening the rules with respect to determining the profits from which a dividend was distributed and providing that part of any dividend distribution, will be deemed as distributed from the Trapped Profits, according to a certain formula.

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

The Creating Helpful Incentives to Produce Semiconductors (CHIPS) and Science Act:

On August 9, 2022, the Creating Helpful Incentives to Produce Semiconductors and Science Act (“the CHIPS Act”) was signed into law. The CHIPS Act provides various tax incentives and credits to encourage investment in semiconductor manufacturing facilities and related research and development activities, including the Advanced Manufacturing Investment Credit (“AMIC”), which equals 25% of qualified investments in an advanced manufacturing facility. The tax credit is available for property placed in service after December 31, 2022, and for which construction begins before January 1, 2027. The effects of the CHIPS Act are included in the 2024 and 2023 statements of operations.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14  -         INCOME TAXES (Cont.)

C.	Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2 0 2 4	2 0 2 3
Deferred tax assets:
Net operating loss carryforwards	346	412
Tax credits carryforward	3,198	2,872
Reserve and allowances	12,872	9,853
Operating lease liabilities	5,704	2,494
Research and development	20,649	14,842
Gross tax assets	42,769	30,473
Valuation allowance	(3,574)	(2,790)
Total tax assets	39,195	27,683

Deferred tax liabilities:
Intangible assets acquired in business combination	(9,399)	(11,346)
Operating lease right-of-use assets	(5,102)	(1,936)
Reserve and allowances	(1,550)	(1,392)
Total deferred tax liabilities	(16,051)	(14,674)

Net deferred tax assets	23,144	13,009

The components of total net deferred tax assets (liabilities), net of valuation allowances, as shown in the consolidated balance sheets are as follows:

	Year ended December 31,
	2 0 2 4	2 0 2 3

Deferred tax assets	31,639	23,583
Deferred tax liabilities	(8,495)	(10,574)
	23,144	13,009

Net deferred tax assets (liabilities) by domestic and foreign are as follows:

	Year ended December 31,
	2 0 2 4	2 0 2 3

Domestic	9,201	7,855
Foreign	13,943	5,154
	23,144	13,009

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss and tax credits carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14  -         INCOME TAXES (Cont.)

D.	Income before taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2

Domestic	138,270	117,936	121,076
Foreign (mainly US and Germany)	78,017	36,763	37,333
	216,287	154,699	158,409

E.	Income tax expenses (tax benefits) included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2

Domestic	20,268	17,363	15,868
Foreign (mainly US and Germany)	12,257	1,026	2,328
	32,525	18,389	18,196

Current	42,488	24,845	32,323
Deferred	(9,963)	(6,456)	(14,127)
	32,525	18,389	18,196

F.	Tax Reconciliation:

The following is a reconciliation of the theoretical tax expense, assuming that all income is taxed at the New Technological Enterprise Laws tax rate in Israel and the actual tax expense in the statement of operations, is as follows:

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2

Income before taxes on income	216,287	154,699	158,409
Statutory tax expenses	25,954	18,564	19,009
Effect of non-benefited income New Technological or Preferred Enterprises statuses in Israel	(66)	657	335
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes, net	(162)	(384)	(1,131)
Change in tax reserve for uncertain tax positions	3,865	(625)	(51)
Effect of foreign operations taxed at various rates	8,512	4,070	3,477
Foreign Derived Intangible Income benefit	(3,559)	(2,497)	(2,483)
Tax credits	(2,553)	(1,801)	(1,640)
Adjustments for previous year’s tax	(315)	(651)	(172)
Change in valuation allowance	784	871	692
Other	65	185	160
	6,571	(175)	(813)
Actual tax expenses	32,525	18,389	18,196

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14     -      INCOME TAXES (Cont.)

G.	Effective Tax Rates:

The Company’s effective tax rates differ from the New Technological Enterprise Laws rates applicable to the Company for tax year 2024 and 2023, primarily due to stock-based compensation deductible expenses and due to tax credits and foreign derived intangible income benefit in the US.

H.	Tax Assessments:

In December 2021 the Parent Company has received final tax assessments for the years 2016-2019 from the Israeli Tax Authorities.

For the US subsidiary, any tax years starting 2021 and any tax attributes carryforwards from prior periods remain subject to Federal tax examination in future periods (under the standard US statute of limitation and subject to tax filing).

In 2019, Ancosys GmbH received final tax assessments for the years 2014-2016.

The other subsidiaries received final tax assessments through tax years 2017 until 2022.

I.	Undistributed earnings of foreign subsidiaries:

The Company considers the earnings of certain subsidiaries to be indefinitely invested outside Israel on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and the Company’s specific plans for reinvestment of those subsidiary earnings. The Company has not recorded a deferred tax liability of approximately $49,777 related to the Israel income taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside Israel. Should the Company decide to repatriate the foreign earnings, the Company would need to adjust the Company’s income tax provision in the period the Company determined that the earnings will no longer be indefinitely invested outside Israel.

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

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 2 4	2 0 2 3	2 0 2 2

Balance at the beginning of the year	9,422	9,276	8,674
Increase (decrease) related to prior year tax positions	3	(2,884)	(1,202)
Increase related to current year tax positions	4,356	3,030	1,804
Balance at the end of the year*	13,781	9,422	9,276

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14     -      INCOME TAXES (Cont.)

* The amounts for the years ended December 31, 2024 and 2023 include $3,852 and $2,799 unrecognized tax benefits, respectively, which are presented as a reduction from deferred tax assets, see Note 14c.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expenses.

K.	Income from Other Sources in Israel:

Income not eligible for benefits under the New Technological Enterprise Laws mentioned in ”C” above are taxed at the corporate tax rate of 23%.

NOTE 15     -      GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Segments

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is the Company’s president and CEO, who review financial information presented on a consolidated basis. The CODM uses consolidated operating margin and net income to assess financial performance and allocate resources. Further, the CODM reviews and utilizes functional expenses (cost of revenues, sales and marketing, research and development net, and general and administrative) at the consolidated level to manage the Company’s operations. These financial metrics are used by the CODM to make key operating decisions and to allocate resources.

See the consolidated financial statements for financial information regarding the Company’s operating segment.

B.	Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	%	%	%

China	39	36	28
Taiwan, R.O.C.	20	18	32
Korea	18	20	13
USA	14	13	16
Other	9	13	11
Total	100	100	100

Revenues are attributed to countries based on the geographic location of the customer.

C.	Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
	%	%	%

Customer A	18	19	12
Customer B	14	18	23

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15     -      GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

D.	Long-lived assets by geographic location:

	As of December 31,
	2 0 2 4	2 0 2 3
	%	%

Israel	48	62
US	24	19
Germany	22	13
Other	6	6
Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property, plant and equipment, net and operating lease right-of-use assets.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16     -     FINANCIAL INSTRUMENTS

A.	Hedging Activities

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll and related expenses) and forecast transactions which are expected to be denominated mainly in NIS. The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2024 and December 31, 2023 were $48,321 and $36,706 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2024 and December 31, 2023 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
Derivatives designated as hedging instruments in cash flow hedge	617	1,229	-	-

The impact of derivative instrument on operating income in the year ended December 31, 2024, 2023 and 2022 was:

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2
Cost of revenues:
Products	(29)	268	254
Services	(10)	94	91
Total cost of revenues	(39)	365	345
Operating expenses:
Research and development, net	(66)	599	870
Sales and marketing	(19)	158	163
General and administrative	(49)	457	435
Total operating expenses	(134)	1,214	1,468
Loss (gain) on derivative instruments	(173)	1,576	1,813

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 17     -     FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 2

Interest income	34,547	22,643	6,478
Amortization of issuance costs related to the Convertible Senior Notes (Note 10)	(1,280)	(1,284)	(1,282)
Exchange rate gain (loss), net	(4,186)	1,303	3,469
Bank charges	(334)	(226)	(187)
Total	28,747	22,436	8,478

NOTE 18     -     SUBSEQUENT EVENTS

On January 30, 2025, the Company completed its acquisition of all of the outstanding common stock of Sentronics Metrology GmbH, a provider of wafer metrology tools for backend semiconductor fabrication. The Company’s total consideration is expected to be approximately $60 million in cash.

During the year ended December 31, 2024 the Company recognized $917 of acquisition-related costs in the consolidated statements of operations under general and administrative expenses.

Due to the timing of the transaction closing date, the initial accounting for the business combination is incomplete and the purchase price allocation is considered preliminary. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed, including the information required for valuation of intangible assets and goodwill. The Company expects to finalize the purchase price allocation valuation as soon as practicable, but no later than one year from the acquisition date.

EXHIBIT INDEX

Number	Description
1.1	Amended and Restated Articles of Association (filed herewith).
2.1	Description of Securities (filed herewith).
4.1	2007 Incentive Plan, as amended (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 25, 2015).
4.2
2017 Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158).

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

4.5
Summary of lease agreement dated May 28, 2000, as last amended on May 25, 2016 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2017).

4.6
Summary of lease agreement dated May 3, 2018, by and between the Company and Bayside Land Corporation Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2019).

8.1	List of Subsidiaries (filed herewith).
11.1	Insider Trading Policy (filed herewith).
12.1	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
12.2	Certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
15.1	Consent of Kost Forer Gabbay & Kasierer (filed herewith).
97	Clawback Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 20, 2024).
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover page formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVA LTD.

By:	/s/ Gabriel Waisman Gabriel Waisman President and Chief Executive Officer

Date: February 20, 2025