Form 20-F
period 2025-12-31
NOVA LTD.
filed 2026-02-17
CIK 1109345

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 31,780,111 ordinary shares, as of December 31, 2025.

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

U.S. GAAP ☒

International Financing Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

- i -

Item 9. The Offer and Listing		92
9.A	Offer and Listing Details	92
9.B	Plan of Distribution	92
9.C	Markets	92
9.D	Selling Shareholders	92
9.E	Dilution	92
9.F	Expenses of the Issue	92
Item 10. Additional Information		92
10.A	Share Capital	92
10.B	Memorandum and Articles of Association	92
10.C	Material Contracts	92
10.D	Exchange Controls	93
10.E	Taxation	93
10.F	Dividends and Paying Agents	112
10.G	Statements by Experts	112
10.H	Documents on Display	112
10.I	Subsidiary Information	112
10.J	Annual Report to Security Holders	112
Item 11. Quantitative and Qualitative Disclosures About Market Risk		113
Impact of Currency Fluctuation		113
Item 12. Description of Securities Other than Equity Securities		113
PART II		114
Item 13. Defaults, Dividend Arrearages and Delinquencies		114
Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds		114
Item 15. Controls and Procedures		114
Item 16 [Reserved]		115
Item 16A. Audit Committee Financial Expert		115
Item 16B. Code of Ethics		115
Item 16C. Principal Accountant Fees and Services		116
Item 16D. Exemptions from the Listing Standards for Audit Committees		116
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers		117
Item 16F. Change In Registrant’s Certifying Accountant		117
Item 16G. Corporate Governance		117
Item 16H. Mine Safety Disclosure		117
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		117
Item 16J. Insider Trading Policies		118
Item 16K. Cybersecurity		118
PART III		119
Item 17. Financial Statements		119
Item 18. Financial Statements		119
Item 19. Exhibits		119
SIGNATURES		121
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

•	We may incorporate open-source technology in some of our software and product, which may expose us to liability and have a material impact on our product development and sales.

•	We may use artificial intelligence (“AI”) technologies which may expose us to liability and have a material impact on our product development.
- iv -

Risks Related to our Industry

•	We operate in an extremely competitive market, and if we fail to compete effectively, our revenues and market share will decline.

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

•	The markets we target are cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

•	Our operations may be delayed or interrupted and our business could suffer if we violate environmental, safety and health, or ESH, regulations.

Risks Related to our Operations

•	We recently implemented a new ERP system, and challenges relating to the implementation and operation of our new system could negatively impact our business and operations.

•	Pricing and demand for our specific product lines could substantially reduce our sales.

•	We depend on a small number of large customers, and the loss of one or more of them could significantly lower our revenues.

•	Our inability to significantly reduce spending during a protracted slowdown in the semiconductor industry could reduce our prospects of achieving continued profitability.

•	There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs.

•	New product lines that we may introduce in the future may contain defects, which will require us to allocate time and financial resources to correct.

•	If any of our systems fail to meet or exceed our internal quality specifications, we cannot ship them until such time as they have met such specifications.

•	Our dependence on a single manufacturing facility per product line magnifies the risk of an interruption in our production capabilities.

•	Our lease agreements for our Manufacturing Facilities include provisions that exempt the landlord and others from liability for damages to our Manufacturing Facilities.

•	Shipment changes or cancellation may render our backlog not a reliable indicator of actual sales and financial results.

•	We may not be able to successfully complete and integrate current and/or future acquisitions.

•	We depend on continuous cooperation with Process Equipment Manufacturers (“PEMs”) to enable sales of our systems which are integrated with the process equipment.

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
- v -

Risks Related to Our Incorporation and Location in Israel

•
Conditions in Israel, including Israel’s conflicts with certain parties in the region, as well as political and economic instability, may adversely affect our business, our results of operations and our ability to raise additional funds.

Risks Related to Our Indebtedness and Capital Structure

•
Our convertible senior notes due 2030 may impact our financial results, dilute existing shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to take advantage of future opportunities.

•	Our capped call transactions may affect the value of our debt and ordinary shares.

Risks Related to Financial, Legal, Regulatory and Taxation Risks

•	Currency fluctuations could harm our profit margins.

•	We received certain research and development grants, which could impose restrictions on our ability to use technology developed under these programs.

•	Certain shareholders may control the outcome of matters submitted to a vote of our shareholders, including the election of directors.

•	The market price of our ordinary shares may be affected by a limited trading volume and may fluctuate significantly.

•	We may be classified as a “passive foreign investment company” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. shareholders.

•	The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

•	Our shares are listed for trade on more than one stock exchange.

•
As a foreign private issuer, we are subject to reporting and corporate governance requirements that differ from those applicable to U.S. domestic companies, and the loss of this status could result in significant additional costs and expenses.

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

3C.      Reasons for the Offer and Use of Proceeds

Not applicable.

3D.      Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Economic and External Risks

Increased information technology security threats and more sophisticated computer crime could disrupt our business.

          Our global operations are linked by information systems, including telecommunications, the internet, our corporate intranet, network communications, email and various computer hardware and software applications. In light of information technology security threats, we have implemented network security measures and engaged the services of cybersecurity experts to implement security policies and tools which were reviewed and discussed by our audit committee and board of directors. In the current environment, there are numerous and evolving risks with regards to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, sub-contractors, agents, distributors or others to disclose information or unwittingly provide access to systems or data. In addition, some of our software and products utilize open-source technologies, which may also be used by computer hackers for the purpose of cyber-attacks. Since the beginning of the recent hostilities in Israel that began in October 2023, Israeli and Israeli associated companies have become more frequently the target of cyberattacks. As such, the risk of a cyberattack against our information technology systems and data security may become heightened. Furthermore, the increasingly growing capabilities of AI and its availability to public use and adopted, may be used to identify vulnerabilities in our systems craft sophisticated cyberattacks.

Although we have invested in measures to reduce these risks, such as creating a cybersecurity risk management program and putting in place a cybersecurity incident response plan which includes an incident response plan, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. The cost and operational consequences of implementing, maintaining, and enhancing further data or system protection measures could increase significantly to overcome increasingly intense, complex, and sophisticated global cyber threats. Despite our best efforts, we are not fully insulated from data breaches and system disruptions and, accordingly, we have experienced and expect to continue to experience actual or attempted cyberattacks of our IT networks. Although none of these actual or attempted cyberattacks have had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. Any material breaches of cybersecurity or media reports of perceived security vulnerabilities to our systems or those of the Company’s third parties, even if no breach has been attempted or occurred, could cause us to experience reputational harm, loss of data, loss of customers and revenue, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard our customers’ information, or financial losses that are either not insured against or not fully covered through any insurance maintained by us. Any of the foregoing may have a material adverse effect on our business, operating results and financial condition.

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

Our principal customers are located in Taiwan, Japan, South Korea, China and the United States, and we produce our products in Israel, the United States and Germany. International operations expose us to a variety of risks that could seriously impact our financial condition and impede our revenue stream including:

•
instability in political or economic conditions, including but not limited to inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets, including but not limited to, rising inflation and elevated U.S. budget deficits and overall debt levels, can put upward pressure on interest rates and could be among the factors that could lead to higher interest rates in the future. Higher interest rates could adversely affect our overall business or reduce our liquidity.

•
intergovernmental conflicts or actions, including but not limited to armed conflict, trade wars and acts of terrorism or war, including the current war between Russia and the Ukraine, as well as the growing tensions between Taiwan and China and the Chinese actions in the South China Sea.

•
In October 2025, a ceasefire agreement was reached between Israel and Hamas, resulting in a cessation of active hostilities between these parties. However, the situation remains volatile, and there is still a risk of renewed escalation or spillover involving other parties in the region. As a result, we could experience disruptions in our business or business of our partners, customers, or the economy as a whole, any of which could adversely affect and could materially adversely impact our business, results of operations, and overall financial condition in future periods.

•
interruptions to the Company’s business with its largest customers, distributors and suppliers resulting from but not limited to, strikes, shortage in raw materials and subcomponents due to geopolitical situation and financial instability. For instance, trade restrictions, changes in tariffs and import and export license requirements could adversely affect our ability to sell our products in the countries adopting or changing those restrictions, tariffs or requirements. This could reduce our sales by a material amount.

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

In addition, in 2020 the U.S. Department of Commerce introduced restrictions on exporting certain foreign-made items to Huawei and to customers who are suppliers to Huawei, which is a Chinese based electronics supplier.

In October 2022, the U.S. Department of Commerce introduced additional restrictions that have limited the ability of our U.S. subsidiary to serve a small portion of the available Chinese market. As part of these restrictions, in addition to the Entity List additions, the U.S. Department of Commerce has also restricted shipment of products used for certain advanced technology nodes, including products that use artificial intelligence and advanced computing products. Consequently, our U.S. subsidiary is required to obtain a license in order to ship to certain Chinese entities which are known to have or are known to plan to have, certain advanced-nodes manufacturing or development abilities (as those are defined in the EAR). These restrictions also apply to shipments of high-power advanced chips to China (as those are defined in the regulations), by any entity. These new restrictions also impose personal liability on any “U.S. Person” who has “knowledge” that any item shipped, transmitted or transferred will be used for certain advanced nodes and/or high-powered chips development or production, and who provides support for such transactions.

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

In September 2025, BIS issued the "Affiliates Rule," which expands end-user export controls to any foreign entity owned 50% or more, directly or indirectly, by one or more persons on the BIS Entity List or Military End User (MEU) List, as well as certain parties on the Specially Designated Nationals (SDN) List. However, this rule has been suspended for one year, effective November 10, 2025. The suspension is set to terminate on November 9, 2026.

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

New export control regulations have also been introduced in other jurisdictions, including certain European countries, including Germany and the Netherlands which are adopting or expected to adopt comparative controls to the U.S. EAR; China on items related to gallium and germanium, though the export ban is currently suspended until November 27, 2026; and Japan on advanced semiconductor-manufacturing equipment.

While certain export regulations issued in some jurisdictions currently do not have a direct major effect on us, these may have an adverse effect on our supply chain, as well as the semiconductor manufacturing sector in China by reducing the demand for metrology equipment from this sector and therefore indirectly affect our sales. In addition, our growing presence in Europe, through recent acquisitions, may increase our exposure to changes in the European export control regulations and updates to the Wassenaar List of Dual-Use Goods.
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

The international environment in which we operate is affected by inter-country trade agreements and tariffs. As a result of recent revisions in the U.S. administrative policy there are, and may be additional, changes to existing trade agreements, greater restrictions on free trade and significant increases in tariffs on goods imported into the United States. Therefore, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs, and we cannot predict whether, and to what extent, U.S. trade policies will change in the future, including as a result of changes by the current U.S. presidential administration. In 2025, the global tariff landscape began to quickly change following the U.S. government announcing new or increased tariffs on various countries. While we continue to monitor the situation as it evolves, these additional tariffs or any future tariffs or retaliation by another government against such tariffs or policies have introduced significant uncertainty into the market. Future actions of the U.S. administration and that of foreign governments, including China, with respect to tariffs or international trade agreements and policies, remain currently unclear.

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

The ongoing war between Russia and Ukraine has impacted not only the global economy but the global energy markets as well, in particular the European energy market. This could result in increased operating expenses in Germany, in the expense of shipping materials to and from our various facilities, and wellbeing of our employees with respect to the energy crisis in Europe and the inability to heat buildings etc. Since the Russian invasion of Ukraine, the cost for liquefied natural gas has more than doubled, this could lead to further energy price increase, causing global market disruption and volatilities in supply chain. The high volatility of energy prices could have an indirect effect on our operations in Germany, and our business expansion in other regions, which may adversely affect our financial condition and operating results.

Current market conditions, including inflation and recessionary pressures could affect our growth and profitability.

The inflation, slower growth, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment, geopolitical issues increase in energy costs, unstable global conditions and changes in currency exchange rates continue to contribute to global economic instability. Furthermore, although certain central banks, including the U.S. Federal Reserve, have adjusted policy rates in recent periods, such rates remain subject to ongoing market and policy-driven fluctuations and could rise again in the future. These conditions, and their impact on the global macro-economic environment, can impact our business, operating results and financial condition.

 Because we derive a significant portion of our revenues from sales in Asia, our sales could be hurt by instability of Asian economies.

           A number of Asian countries have experienced political and economic instability. For instance, the growing tension between Taiwan and China, who have had a number of disputes, as have North and South Korea, and Japan has for a number of years experienced significant economic instability. Additionally, the Asia-Pacific region is susceptible to the occurrence of natural disasters, such as earthquakes, cyclones, tsunamis and flooding. We have subsidiaries in Taiwan, South Korea, China, Japan and Singapore and we have significant customers in Taiwan, South Korea and China. An outbreak of hostilities or other political upheaval, economic downturns or the occurrence of a natural disaster in these or other Asian countries would likely harm the operations of our customers in these countries, causing our sales to suffer.

Our business is subject to the risks associated with operating in China.

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

Additionally, as part of our long-term technological collaboration, we are engaged in joint development activities with some of our strategic customers and vendors as well as with research institutes. These activities impose some limitations on the joint intellectual property developed as part of these programs.

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

Artificial intelligence (AI) is driving more semiconductor businesses, specifically those in process control. Utilizing AI as part of process control is changing and will change the nature of the solutions and may change the balance between hardware capabilities and software or algorithms needs. AI is a rapidly evolving technology which requires further review and analysis to ensure that any line of code we generate by using these tools is accurate, complies with quality standards, does not infringe any legal or commercial terms, and is secured code. Furthermore, our competitors may be more successful in integrating AI technology into their products. While AI is creating efficiency in some aspects of our development, such as software coding and customer support, there can be no assurance AI will enhance our business operations. While we scan and review these technologies prior to use, when using third party AI technologies, that generate packages and lines of code, certain risks may arise, including, among others: (i) uncertainty regarding the accuracy and quality of the code and the potential generation of inaccurate, misleading, discriminatory, or unexpected content; (ii) enforcement of legal and commercial terms; (iii) security of the code potentially exposing us to cybersecurity risks such as defects, viruses, ransomware or malware; and (iv) potential claims of copyright infringement or other intellectual property misappropriation through the use of third-party AI tools in our products and services.

 Risks related to our industry

  We operate in an extremely competitive market, and if we fail to compete effectively, our revenues and market share will decline.

Although the market for process control systems used in semiconductor manufacturing is currently concentrated and characterized by relatively few participants, the semiconductor capital equipment industry is intensely competitive. We compete mainly with Onto Innovation Inc., and KLA Corp., which manufacture and sell CD, thin films and chemical metrology and process control systems. In addition, we compete with process equipment manufacturers, such as ASML Holdings N.V., LAM Research, and Applied Materials Inc., which develop (or may acquire companies which develop) in-situ sensors and metrology products. Established companies, both domestic and foreign, compete with our product lines, and new competitors enter our market from time to time, including the recent emergence of local competitors in China. The recent acquisition of Sentronics and the expansion of our portfolio in the wafer level packaging and specialty markets, positions us in direct competition with companies such as Merck and Camtek. Some of our competitors have greater financial, engineering, manufacturing and marketing resources than we do. If a particular customer selects a competitor’s capital equipment, we expect to experience difficulty in selling our solution to that customer for a significant period of time. A substantial investment is required by the customers to evaluate, test, select and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular vendor’s capital equipment, we believe that the manufacturer generally relies upon that equipment for the specific production line application and frequently will attempt to consolidate its other capital equipment requirements with the same vendor. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer’s expense of switching to our systems, it will be difficult for us to achieve significant sales from that customer once it has selected another vendor’s system for an application. We believe that our ability to compete successfully depends on a number of factors both within and outside of our control, including:

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

           The semiconductor manufacturing industry is characterized by rapid technological changes, new product introductions and enhancements and evolving industry standards. Our ability to remain competitive and generate revenue will depend in part upon our ability to develop new and enhanced systems at competitive prices in a timely and cost-effective manner and to accurately predict technological transitions. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate the future demand for products. If we fail to correctly anticipate future demand for products, our sales and competitive position will deteriorate. In addition, the development of new technologies, new product introductions or enhancements by our competitors could cause a decline in our sales or loss of market acceptance of our existing products.

The ongoing consolidation in our industry may harm us if our competitors are able to offer a broader range of products and greater customer support than we can offer or if our main suppliers cease delivery of important component as a result of being acquired by a larger company.

We believe that the semiconductor capital equipment market has undergone consolidation over the last few years. For example, ASML Holdings N.V. acquired Berliner Glas Group in 2020; KLA Corporation acquired ECI Technology in 2022; Nanometrics Inc. and Rudolph Technologies, Inc. merged in 2019 to create Onto Innovation Inc., which also recently acquired part of SemiLab Ltd. We believe that similar acquisitions and business combinations involving our competitors, our customers, and our suppliers and the PEMs may occur in the future. These acquisitions could adversely impact our competitive position by enabling our current and potential competitors to expand their product offerings and customer services, which could provide them an advantage in meeting customers’ needs, particularly with those customers that seek to consolidate their capital equipment requirements with a smaller number of vendors. The greater resources, including financial, marketing, intellectual property and support resources, of competitors involved in these acquisitions could allow them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and/or customers could jeopardize our competitive position. In addition, an acquisition of a major supplier by a larger company may lead to a cessation of delivery of components that are important to the delivery of our products and will require us to invest resources to find alternative sources.

 The markets we target are cyclical and it is difficult to predict the length and strength of any downturn or expansion period.

The semiconductor capital equipment market and industries, which are cyclical, experienced steep downturns and upturns in the last two decades. Although recent fluctuations have been milder, the capital equipment market can still experience downturns in some years, and we cannot predict when recovery or future declines will occur or how they will affect our business.

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

Operational risks

We implemented a new ERP system, and challenges implementing our new system could negatively impact our business and operations.

In January 2026, following a multi-year implementation, we launched our new enterprise resource planning system (“ERP”). We depend heavily on our ERP to manage our business and report operating results. Although the system is operational, it requires ongoing maintenance, monitoring, and enhancements, and we may implement additional modules in the future. The transition introduced new procedures and various new controls over financial reporting, many of which are still being adjusted to best fit our needs. Inefficiencies may persist until the system and related processes stabilize.
Although our ERP system was launched and is operational, any deficiencies, malfunctions, or limitations in its design or functionality could adversely affect our ability to maintain accurate financial records, manage operations efficiently, serve our customers with effective and timely support and produce timely and accurate financial statements or comply with applicable regulations. System errors, integration challenges with other applications, cybersecurity vulnerabilities, or unexpected technical issues could disrupt our operations, increase costs, or impair our ability to appropriately forecast and report results.

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

           As of the date of this Annual Report, we have two main manufacturing facility for our Optical CD and Raman technology-related product lines, which are located in Weizmann Science Park, Rehovot and Nes Ziona, Israel, one main manufacturing facility for our XPS and secondary ion mass spectrometry (“SIMS”) technology related product lines, which is located in Fremont, CA, one main manufacturing facility for our Chemical Metrology product lines, which is located in Bad Urach, Germany and one main manufacturing facility for our Optical Metrology for Advanced Packaging product lines, which is located in Mannheim, Germany (the "Manufacturing Facilities"). These Manufacturing Facilities include special clean manufacturing jigs and/or room environments, which are customized to our needs. In addition, most of our ongoing inventories, including our main warehouse and work in process, are located in these Manufacturing Facilities. Although we adopted measures to protect these Manufacturing Facilities and inventories, such as implementing a disaster recovery plan which includes potential usage of laboratory facilities in all major sites, any event affecting any of our Manufacturing Facilities or affecting our ability to work in our Manufacturing Facilities such as requirement of working from remote location, including natural disaster, labor stoppages or armed conflict, may disrupt or indefinitely discontinue our manufacturing capabilities and could significantly impair our ability to fulfill orders and generate revenues, thus negatively impacting our business.

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

On January 30, 2025, we completed the acquisition of Sentronics Metrology GmbH (“Sentronics”). If we are unable to successfully integrate Sentronics or any of our future acquisitions, our ability to grow our business or to operate our business effectively could be reduced, and our business, financial condition and operating results could suffer. Even if we are successful in completing acquisitions, we cannot assure that we will be able to integrate the operations of the acquired business without encountering difficulty regarding different business strategies with respect to marketing and integration of personnel with disparate business backgrounds and corporate cultures. Further, in certain cases, mergers and acquisitions require special approvals, or are subject to scrutiny by the local authorities, and failing to comply with such requirements or to receive such approvals, may prevent or limit our ability to complete the acquisitions as well as expose us to legal proceedings prior or following the consummation of such acquisitions. In some cases, such proceedings, if initiated, may conclude in a requirement to divest portions of the acquired business. As of the date of this Annual Report, we are not aware of any pending proceedings as such in connection with the acquisition of Sentronics.

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

In addition, while in some instances we may have an escrow agreement in place, the acquisition of a major supplier by a larger company may lead to a cease delivery of components that are important to the delivery of our products and will require us to invest resources to find alternative sources.

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

There has been an evolving public focus by investors, customers, environmental and social activists, the media, politicians, governmental authorities, nongovernmental organizations and other stakeholders on a variety of environmental, social, and governance (“ESG”) matters. We experience pressure to make commitments relating to ESG matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to ESG.

This emphasis on ESG matters has resulted and may result in the addition of new and varied laws and regulations, including reporting requirements. While, in some cases, such proposed regulations are currently litigated and on hold, if we are ultimately required to comply in whole or in part with these rules, or if nonuniform rules across jurisdictions are enacted, we may incur additional legal, accounting, and financial compliance expenses. Moreover, this could result in increased management time and attention to ensure we are compliant with the regulations and expectations.

In April 2025, we published our second Sustainability Insight Review, in which we provided details on our strategy and principles to practices associated with climate change, human capital and diversity, governance, sustainability, diversity of our board and other Company policies. If we fail, or are perceived to fail, to meet the ESG values, standards and metrics that we set for ourselves, or our articulated public benefit purposes, or if we fail to meet regulatory requirements for ESG disclosures, we may experience negative publicity and a loss of customers, employees, or suppliers, eroded stakeholder trust, an impact on our reputation, or be subject to regulatory fines or penalties or litigation, which could adversely affect our business, financial condition, and results of operations.

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

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel, including Israel’s conflicts with certain parties in the region, as well as political and economic instability, may adversely affect our business, our results of operations and our ability to raise additional funds.

We are incorporated under the laws of the State of Israel, and many of our employees, including certain management members, operate from our offices in Rehovot, Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel.
Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the October 7, 2023 attacks by Hamas terrorists in Israel's southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies such as the Houthi movement in Yemen, armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting certain Syrian military assets, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. In October 2025, a ceasefire agreement was reached between Israel and Hamas, leading to a cessation or direct conflict between these parties. However, the situation remains volatile, with the potential for renewed escalation, particularly with escalated tensions between the U.S., Iran and Israel. While there are currently attempts for diplomatic solution, there can be no assurance that such solution will be reached and that there will not be further escalations to the situation. The intensity and duration of these conflicts, as well as their economic implications for the Company and Israel’s economy, remain difficult to predict. These events may have wider macroeconomic implications, including deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies such as by Moody’s, S&P Global, and Fitch.

Certain of our employees and consultants in Israel have been called, and additional employees may be called, for reserve duty service in the recent or future wars or other armed conflicts. Such employees may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruption may materially and adversely affect our business and results of operations. In addition, military reservists in Israel are expected to perform long reserve duty service in the coming years, which could further impact our operations.
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

Risks Related to Our Indebtedness and Capital Structure
Our convertible senior notes due 2030 (“2030 Convertible Senior Notes”) may impact our financial results, result in the dilution of existing shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to take advantage of future opportunities.

On September 5, 2025, we closed an offering of $750 million aggregate principal amount of 0% Convertible Senior Notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2030 Convertible Senior Notes affect our earnings per diluted share figures, as procedures under the Accounting Standards Update (“ASU”) 2020-06 require that we include in our calculation of earnings per diluted share the number of ordinary shares into which the 2030 Convertible Senior Notes are convertible. See also Note 11 to our consolidated financial statements contained elsewhere in this Annual Report.

The 2030 Convertible Senior Notes may be converted, under the conditions of the indenture governing the 2030 Convertible Senior Notes (the “Indenture”), during the periods and subject to the conditions specified in the Indenture, into cash, our ordinary shares, or a or a combination thereof, at our election. If our ordinary shares are issued to the holders of the 2030 Convertible Senior Notes upon conversion, there may be dilution to our shareholders’ equity and the market price of our ordinary shares may decrease due to the additional selling pressure in the market.

Furthermore, the Indenture prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the 2030 Convertible Senior Notes. In addition, if a takeover constitutes a “fundamental change” (as defined in the Indenture), then noteholders will have the right to require us to repurchase their 2030 Convertible Senior Notes for cash, and if a takeover constitutes a “make-whole fundamental change” (as defined in the Indenture), then we may be required to temporarily increase the conversion rate of the 2030 Convertible Senior Notes. These and other provisions in the indenture could deter or prevent a third party from acquiring us even when the acquisition may be favorable.
We currently anticipate that we will be able to rely on and to implement certain clarifications from the applicable Tax Authorities, with respect to the administration of our Israeli withholding tax obligations in relation to consideration to be paid to the holders of the Convertible Senior Notes upon their future conversion and settlement as well as other related tax aspects. In addition, on November 19, 2025, we applied for a tax ruling from the ITA in order to obtain clarity with respect to the Israeli withholding tax treatment in connection with the Convertible Senior Notes. Unexpected failure to ultimately obtain such anticipated clarifications from the Israeli Tax Authorities could potentially result in increased Israeli withholding tax gross-up costs.

We may not have the ability to raise the funds necessary to settle conversions of the 2030 Convertible Senior Notes, if we are obligated to settle such conversions, in whole or in part, in cash, repurchase the 2030 Convertible Senior Notes upon a fundamental change or repay the 2030 Convertible Senior Notes in cash at their maturity, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the 2030 Convertible Senior Notes.

Holders of the 2030 Convertible Senior Notes have the right, subject to and under the terms of the Indenture to require us to repurchase all or a portion of their 2030 Convertible Senior Notes upon the occurrence of a “fundamental change” before the applicable maturity date, at a repurchase price equal to 100% of the principal amount of such 2030 Convertible Senior Notes to be repurchased, plus accrued and unpaid “special interest” (as defined in the Indenture), if any. We may not have enough available cash or be able to obtain financing at the time we are required to make such repurchases of the 2030 Convertible Senior Notes and/or repay the 2030 Convertible Senior Notes upon maturity and/or settle conversions of the 2030 Convertible Senior Notes (should we elect to settle such conversions, in whole or in part, in cash or should we be required to settle such conversions, in whole or in part, in cash, if in the future we irrevocably elect to settle the conversions, in whole or in part, in cash).

Our ability to repurchase or to pay cash upon conversion of the 2030 Convertible Senior Notes may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase the 2030 Convertible Senior Notes at a time when the repurchase is required by the indenture or to pay cash upon conversion of the 2030 Convertible Senior Notes when required or at maturity as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the 2030 Convertible Senior Notes or to pay cash upon conversion of the 2030 Convertible Senior Notes or at maturity.

Our capped call transactions may affect the value of our debt and ordinary shares.
In connection with the pricing of the 2030 Convertible Senior Notes, we entered into privately-negotiated capped call transactions (“Capped Calls”) with certain financial institutions. The Capped Calls are expected generally to reduce the potential dilution to our ordinary shares upon any conversion of the 2030 Convertible Senior Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted 2030 Convertible Senior Notes, as the case may be, with such reduction and/or offset subject to a cap.
The Capped Call counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our ordinary shares and/or purchasing or selling our ordinary shares or other securities of ours in secondary market transactions prior to the maturity of the 2030 Convertible Senior Notes (and are likely to do so following any conversion of the notes, any repurchase of the notes by us on any fundamental change repurchase date, any redemption date or any other date on which the notes are retired by us, in each case, if we exercise the relevant election under the Capped Calls and in connection with any negotiated unwind or modification of the Capped Calls). This activity could cause or avoid an increase or a decrease in the market price of our ordinary shares or the 2030 Convertible Senior Notes.
The potential effect, if any, of these transactions and activities on the trading price of our ordinary shares or the 2030 Convertible Senior Notes will depend in part on market conditions. Any of these activities could adversely affect the trading price of our ordinary shares or the 2030 Convertible Senior Notes.

Financial, legal, regulatory and taxation risks

Because most of our revenues are generated in U.S. dollars, but a significant portion of our expenses is incurred in currencies other than U.S. dollars, and mainly New Israeli Shekels and Euro, our profit margin may be seriously harmed by currency fluctuations.

We generate most of our revenues in U.S. dollars but incur a significant portion of our expenses in currencies other than U.S. dollar, and mainly New Israeli Shekel (commonly referred to as NIS) and Euro. In accordance with ASC 842 of lease accounting standard, we are required to present a significant NIS linked liability related to our operational leases in Israel. In addition, the operations of our German subsidiaries Nova Measuring Instruments GmbH and Sentronics Metrology GmbH are mainly Euro based. As a result, we are exposed to risk of devaluation of the U.S. dollar in relation to the NIS, Euro and other currencies. In such event, the dollar cost of our operations in countries other than the U.S. will increase and our dollar measured results of operations will be adversely affected. During 2025, the U.S. dollar devaluated against the NIS by 12.5%, after being revaluated by approximately 17.3% in the previous three years, and devaluated against the Euro by 11.3%, after being revaluated by approximately 8.7% in the previous three years. We cannot predict the future trends in the rate of devaluation or revaluation of the U.S. dollar against the NIS and the Euro, and our cost of operations could be adversely affected by such trends.

We are subject to various regulations and standards relating to data privacy and security. Failure to comply with any applicable privacy, security, data protection laws, regulations, standards or other requirement could have an adverse effect on our business prospects, results of operations, and financial condition.

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

We are also subject to evolving EEA privacy laws on cookies and tracking technologies, including the Privacy and Electronic Communications (EC Directive) Regulations 2003, “ePrivacy Directive”. Informed and freely given consent is required for the placement of non- essential cookies and similar technologies on websites available in the EEA. The GDPR also imposes conditions on obtaining valid consent for cookies collecting personal data, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies, which could increase costs and subject us to additional liabilities.

Similarly, there have been laws and regulations adopted throughout the United States and Israel that impose obligations in areas such as privacy, in particular protection of personal data and implementing adequate cybersecurity measures to protect such data. One of the most prominent current privacy state laws is the California Consumer Privacy Act (CCPA) as amended by the California Privacy Rights Act (CPRA). Additionally, the U.S. has recently seen an increase in claims and litigation based on the California Invasion of Privacy Act (CIPA) and the Electronic Communications Privacy Act (ECPA) in regard to tracking tools such as cookies and similar technologies. This trend exposes companies to potential statutory damages, class action lawsuits, and reputational harm. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations that regulate privacy rights and obligations. More generally, some observers have noted that these new state privacy laws could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

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

In addition, we are subject to the Israeli Privacy Protection Law, 1981 (the “PPL”) and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority.

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

In December 2023, new laws regulating artificial intelligence have been enacted in China. The European Union’s Artificial Intelligence Act (the “EU AI Act”) was published in the EU Official Journal on July 12, 2024, and is the first comprehensive horizontal legal framework for the regulation of AI across the EU. The EU AI Act entered into force on August 1, 2024. While the majority of its obligations are expected to take effect by 2026, provisions regulating prohibited AI practices and AI literacy came into effect on February 2, 2025, and provisions pertaining to General Purpose AI Models on August 2, 2025. The fines under the EU AI Act range from (i) the higher of €35,000,000 or up to 7 percent of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, to (ii) the higher of €7,500,000 or up to 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities. Once gradually applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, and general purpose artificial intelligence models. Further, the cost to comply with such laws or regulations could be significant and could increase our operating expenses, require technical changes, development and implementations, which could adversely affect our business, financial condition and results of operations. The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the EU AI Act and the GDPR. However, the proposal remains at an early stage of the EU legislative process. California also recently enacted new laws that further regulate use of AI technologies and provide consumers with additional protections around companies’ use of AI technologies, such as requiring companies to disclose certain uses of Generative AI. Such additional regulations may impact our ability to develop, use, procure and commercialize AI technologies in the future.

The EU Data Act, adopted on November 27, 2023, establishes rules for data sharing (personal data and non-personal data) and reuse in the European Union, with most obligations having taken effect in September 2025. Amongst others, the EU Data Act sets general conditions for data sharing between businesses and imposes measures to boost fairness and competition in the European cloud market. Additionally, the EU Data Act safeguards companies from unfair contractual terms related to data sharing imposed by dominant market players. Compliance may require us to implement new data management protocols, technological development and changes of our semiconductors and review contractual practices, potentially increasing operational costs.

Any inability to adequately address privacy and security concerns or comply with applicable privacy and data security laws, rules and regulations could have an adverse effect on our business prospects, results of operations and/or financial position.

We participate in government programs under which we receive research and development grants. Some of these programs imposes restrictions on our ability to use the technologies developed under these programs. The reduction or termination of these programs would increase our costs.

We participate in Israel Innovation Authority, or IIA royalty free grant programs. In addition, through the years, we participated in consortia which are either solely managed and funded by the IIA, or by the EU commission or jointly funded by the EU commission and the National Innovation Authorities of the participating companies, i.e. The Israel Innovation Authority can jointly fund Nova Ltd. participation and the BMBF (The German National Innovation Authority) can jointly fund Nova Measuring Instruments GmbH.  To maintain our eligibility for these programs, we must continue to meet certain conditions.

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

There can be no assurance that our effective tax rate for the year ended December 31, 2025 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, the Inflation Reduction Act of 2022 signed into law in the United States on August 16, 2022 among other changes, introduced a 15% corporate minimum tax on certain corporations. In addition, in July 2025, Public Law No: 119-21, known as the “One Big Beautiful Bill Act” (the OBBBA), was signed into law. The OBBBA made certain changes to U.S. federal income tax laws, which could have implications for us and also for investors. In particular, the OBBBA has modified the rules applicable to Foreign Derived Deduction Eligible Income (FDDEI) (formerly Foreign Derived Intangible Income), decreasing the percentage of FDDEI not subject to tax in the U.S. from 37.5% to 33.34%. The change in FDDEI percentage can have a material and adverse impact to our effective tax rate beginning in 2026. In addition, there have been proposals to impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. Such proposals have since been withdrawn as the G7 agreed to exempt U.S. companies from certain Organization for Economic Cooperation and Development (OECD) Pillar Two global minimum tax provisions (discussed in more detail below), creating a “side-by-side” system, which is described in the Side-by-Side Package released on January 5, 2026. However, the interaction of the U.S. tax rules with such side-by-side system remains unclear. We are currently unable to predict whether any changes in U.S. federal tax laws will occur in response and, if so, the ultimate impact on our business.
In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the OECD and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. The second pillar is focused on developing a global minimum tax rate of at least 15 percent applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate. On December 15, 2022, Council of the EU unanimously adopted the EU Directive on Global Minimum Tax.  Subsequently, various EU member states enacted the Pillar II mechanism such that it shall become effective by December 31, 2024 or after that date.

In line with the above-mentioned global developments in international taxation, the state of Israel has recently enacted the Law for the Taxation of Multinational Enterprise Groups – 2025, entered into force as of January 1, 2026, implementing key aspects of the OECD’s Pillar II framework. In particular, the proposed legislation introduces a domestic minimum top-up tax (Qualified Domestic Minimum Top-Up Tax, or QDMTT) generally applicable to Israeli entities that are part of multinational enterprise groups with consolidated annual revenues of at least EUR 750 million, with the objective of ensuring a minimum effective tax rate of 15% on profits attributable to activities in Israel and preventing the allocation of taxing rights to foreign jurisdictions under the Income Inclusion Rule or the Undertaxed Profits Rule under the Pillar II framework.
It is noted that, the Israeli Ministry of Finance has recently published a draft legislation as part of the 2026 Economic Plan, proposing a revised incentive regime for research and development activities in Israel, structured primarily as refundable or credit-based tax incentives designed to qualify under the OECD’s “qualified” incentive criteria in a Pillar II environment.

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

As noted above, the Israeli government may reduce or eliminate the above-mentioned benefits in the future, inter-alia, in light of or as a response to the OECD or the “two Pillars” initiatives. The termination or reduction of these grants or tax benefits could harm our financial condition and results of operations, and result in significantly higher tax payment. In addition, if we increase our activities outside Israel due to, for example, future acquisitions or outsourcing of manufacturing or development activities, these activities generally will not be eligible for inclusion in Israeli grants or tax benefit programs. Accordingly, our effective corporate tax rate could increase significantly in the future.

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

To the best of our knowledge, approximately 42% of our outstanding ordinary shares are cumulatively held by six of our shareholders. As a result, and although we are currently not aware of any voting agreement between such shareholders, if these shareholders voted together or in the same manner, they would have the ability to control the outcome of corporate actions requiring an ordinary majority vote of shareholders as set in the Company’s Amended and Restated Articles of Association. Even if these shareholders do not vote together, each one of them may have the ability to influence the outcome of corporate actions requiring the vote of shareholders as set in the Company’s Amended and Restated Articles of Association. For additional information on our major shareholders, see “Item 7A – Major Shareholders” in this Annual Report.

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

We manage our available cash through various bank institutions and invest large portions of our cash reserves in bank deposits. As of December 31, 2025, a large portion of our cash reserves were invested in bank institutions, of which approximately 22% (from total cash reserves and investment portfolio) was invested in one bank institution in Israel. The bankruptcy of one of the bank institutions in which we hold our cash reserves or through which we invest our cash reserves, might prevent us to access that cash for an uncertain period of time.

Our investment portfolio may be adversely affected by market conditions and interest rates.

We maintain substantial balances of liquid investments, for purposes of financing our operations and acquisitions. Our marketable securities totaled $907 million as of December 31, 2025. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We generally buy and hold our portfolio positions, while minimizing credit risk by setting limits for minimum credit rating and maximum concentration per issuer. Our investments consist primarily of government and corporate debentures, which are primarily fixed-income securities.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Section 404 of the Sarbanes-Oxley Act of 2002 requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report issued by an independent registered public accounting firm on our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2025, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We may face risks associated with third-party distributors and agents, which could adversely affect our financial results or operations.

Although most of our sales are direct, we use third-party distributors and agents in some instances. The use of these distributors and agents exposes us to various risks, such as challenges in enforcing contracts, difficulties in collecting accounts receivable, extended collection periods, and ensuring that our agents and distributors comply with applicable laws including export control, sanctions, anti-corruption regulations, or with our business practices. If we are required to replace or terminate an agent or distributor, we may experience delays, reduced market access, or other commercial disruptions. Such events could adversely affect our business, financial condition, and results of operations.

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

In recent years, certain Israeli issuers listed on United States exchanges have been faced with governance-related demands from activist shareholders, as well as unsolicited tender offers and proxy contests. Although as a foreign private issuer we are currently not subject to U.S. proxy rules, responding to these types of actions by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plan. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to these potential actions of activist shareholders also could affect the market price and volatility of our securities.

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

We believe that for our 2025 taxable year we were not a PFIC. Nonetheless, because the determination of whether we are, or will be, a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that we were a PFIC in 2025. Absent one of the elections referenced above, if we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years regardless of whether we cease to meet the PFIC tests in one or more subsequent years. Currently we expect that we will not be a PFIC in 2026 or subsequent years. However, PFIC status is determined based on our assets and income over the course of each taxable year, and is dependent on a number of factors, including the value of our assets, the trading price of our ordinary shares and the amount and type of our gross income. Therefore, there can be no assurances that we will not become a PFIC for the 2026 taxable year, or any future year, or that the Internal Revenue Service (“IRS”) will not challenge any determination made by us concerning our PFIC status. For a discussion on how we might be characterized as a PFIC and related tax consequences, please see the section of this Annual Report entitled “Taxation - U.S. Taxation – Passive Foreign Investment Companies.” Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ordinary shares.

As a foreign private issuer, we are subject to reporting and corporate governance requirements that differ from those applicable to U.S. domestic companies, and the loss of this status could result in significant additional costs and expenses.

We currently qualify as a foreign private issuer and report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company. As a result of our foreign private issuer status, our shareholders are subject to different risks and may not receive the same protections afforded to shareholders of U.S. domestic public companies. In particular, we are exempt from, or subject to less stringent and less frequent, certain Exchange Act reporting and disclosure requirements applicable to U.S. domestic issuers, including U.S. proxy rules, short-swing profit liability under Section 16 of the Exchange Act, and the requirement to file quarterly reports on Form 10-Q, although we intend to furnish quarterly information on Form 6-K; however, following a recent amendment to Section 16(a) of the Exchange Act, our directors and certain officers (as such term is defined under Rule 16a-1(f) of the Exchange Act) will no longer be exempt from the reporting requirements under Section 16(a), effective March 18, 2026. We are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act, which generally requires U.S. domestic companies to disclose material information to all investors simultaneously, although we voluntary comply with these rules. In addition, foreign private issuers are permitted a longer period to file annual reports on Form 20-F than U.S. domestic issuers filing on Form 10-K. As a foreign private issuer that follows certain home country corporate governance practices, we may also rely on exemptions from certain Nasdaq corporate governance requirements, which could result in our shareholders not having the same protection as shareholders of companies subject to all Nasdaq corporate governance rules.

We may, however, lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly, we will re-evaluate our qualification as a foreign private issuer on June 30, 2026. In June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of a foreign private issuer. This release is the first review of the foreign private issuer framework since 2008, and the SEC is considering revisions that could significantly impact which foreign companies qualify for the more-relaxed U.S. reporting requirements afforded to foreign private issuers. The concept release outlines several potential approaches to revising the foreign private issuer definition, including updating existing eligibility criteria, adding foreign trading volume requirements, and incorporating an assessment of foreign regulation. If we no longer qualify as a foreign private issuer, whether due to revisions in the definition of a foreign private issuer or for any other reason, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy rules, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. If this were to occur, we would incur significant additional legal, accounting, and other expenses.

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

Until 2008, most of our products were sold to PEMs such as Applied Materials, Inc. and Ebara Corp., which later sold these products to semiconductor manufacturers. Since then, we have changed our business model, selling substantially all of our products directly to semiconductor manufacturers. Through this process, which has also enabled us to introduce to these customers additional products and features, we have improved our products gross margins and net profitability.

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

In January 2025, we acquired Sentronics Metrology GmbH, a privately held company with headquarters in Mannheim, Germany which is a global provider of wafer metrology tools for the backend semiconductor fabrication. The addition of Sentronics’ modular dimensional metrology technology to Nova’s dimensional metrology portfolio will enable Nova to diversify its offering in the growing field of advanced wafer level packaging and specialty devices.

At the end of 2025, we had seven direct fully owned subsidiaries, in the U.S., Taiwan, Korea, China, Japan, Singapore and Germany and a wholly owned subsidiary of Nova Measuring Instruments GmbH.

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

Nova delivers a comprehensive suite of metrology solutions spanning optical, materials, and chemical technologies. These technology areas collectively support both dimensional and materials characterization, as well as chemical process control, enabling advanced process insight across semiconductor manufacturing.

In January 2025, through the acquisition of Sentronics, we expanded our optical technology base to wafer metrology tools for backend semiconductor fabrication. The addition of Sentronics’ modular dimensional metrology technology to Nova’s dimensional metrology portfolio is meant to enable Nova to enter the growing field of advanced wafer level packaging and specialty devices.
The corporate units, such as marketing, next generation technology, human resources, finance and global business group, support all divisions.

Our Market

Semiconductor Industry and the Metrology Market

The semiconductor manufacturing process is divided into front-end and back-end. The front-end process starts with a flat silicon disc known as a silicon wafer upon which integrated circuits are constructed. To construct the integrated circuits, a series of layers of thin films that act as conductors, semiconductors or insulators are applied. During the manufacturing process, these film layers are subjected to processes which remove and add portions of the film, create circuit patterns and perform other functions. The back-end process, known as packaging, begins after the integrated circuits are completed on the wafer. The wafer is diced into individual chips, which are then mounted on a substrate and connected to external leads through techniques such as wire bonding or flip-chip. Recently introduced advanced packaging technologies incorporate processes such as hybrid bonding for high-density interconnects, chiplet integration for modular design flexibility, and 3D chip stacking to achieve greater performance and bandwidth in a smaller footprint. Finally, the chips are encapsulated to protect them from physical damage and environmental factors, while ensuring efficient heat dissipation and electrical performance before final testing and shipment.
The semiconductor manufacturing process requires numerous precise steps and strict control of equipment performance and process sequences. Tight process control can be achieved through monitoring silicon wafers and measuring relevant parameters before, during or after each process step, with metrology tools.

The demand for our metrology systems is driven by capital equipment spending of the semiconductor manufacturers, which is in turn driven by the worldwide demand for semiconductor components embedded in technology devices. Industry data indicates worldwide demand for semiconductors will continue to grow, driven by the growing adoption of AI, networks and data centers constructed to support the influx of data, and additional growth engines such as internet of things (“IoT”) applications, advanced network infrastructure, automotive, and green energy solutions.

The growing investment in advanced technology nodes introduces growing complexity and new challenges into the semiconductor manufacturing process, as manufacturers are continuously pushed to improve performance and cost to gain competitive advantage. In a climate of constant growth, suppliers and manufacturers are asked to constantly come up with new products with greater functionality, lower power consumption, faster connectivity and better performance at lower prices. As a result, many new complex materials, advanced structures, packaging schemes and processes are being introduced into the semiconductor manufacturing ecosystem. An environment of growing complexity in chip design and manufacturing set favorable business conditions for process control demand.

Over the past several years we have seen growing demand for trailing node capacity, driven by the growing need for IoT and sensors that do not require leading edge technologies. This trend is expected to continue in coming years and to increase the demand for metrology and process control solutions.

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

The Semiconductor Manufacturing Process

Semiconductors devices typically consist of transistors, memory cells or other components connected by an intricate system of circuitry on silicon wafers. Integrated circuit manufacturing involves many individual steps, some of which are repeated several times, through which numerous copies of an integrated circuit are formed on a single silicon wafer. Because semiconductor specifications are extremely tight, and integrated circuits are becoming more complex, the process steps are constantly monitored, and critical parameters are measured at each step using metrology equipment. Key process steps, such as Deposition, Photolithography, Etch, ion implementation, Electro-Chemical Plating, and Chemical-Mechanical Planarization, rely on metrology systems to monitor film thickness, uniformity, critical dimensions, material and chemical characteristics to ensure the correct result has been achieved.

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

The Need for Effective Process Control and Metrology Tools

Several technical and operational trends within the semiconductor manufacturing industry are strengthening the need for more effective process control and metrology solutions. These trends include:

•	Smaller IC Devices. The development of advanced smaller features means a larger numbers of integrated circuits per wafer. As feature geometries decrease, the manufacturing process tolerances decreases as well, and manufacturing yield becomes increasingly sensitive to processing deviations and defects. In addition, the increased complexity means higher chance of error during manufacturing, leading to additional inline monitoring and metrology steps.

•	Transition to 3D Devices. The transition to ever more complex 3D Integration technology, in order to improve performance, requires complex fabrication and as a result more sophisticated metrology solutions to be capable of measuring critical dimensions and materials properties in these 3D structures.

•	Faster Time to Market. The accelerating rate of obsolescence of technology and the faster ramp to yield required by customers makes early achievement of high manufacturing yields a critical component of profitability and metrology has a critical role in achieving these demanding results.

•	Materials Engineering. In order to overcome limitations in the continued shrink of transistor dimensions, which are used to improve performance, leading manufacturers are introducing new novel materials to IC production. Introduction of new materials requires new processing and metrology solutions in the atom level and thus represents a challenging development for the semiconductor manufacturing industry. It also represents a growing demand for tighter materials control and therefore increasing demand for Materials Metrology solutions to control parameters such as composition, stress, ultra-thickness, crystallization and more.

•	Chemical Process Control. The strive for high yields in new and complex IC devices and advanced packaging architectures, growing costs of materials and chemicals, and tighter sustainability and environmental regulations are driving up the costs of operations and increasing the need for manufacturers to carry out chemical process control on more elements and with increasing intensity.

•	New Manufacturing Steps. Multiple Lithography technologies including multi-patterning and E-Beam are increasing the number of Etch and CMP process steps and EUV poses unique metrology challenges.

•	Foundry Model. The rising investment needed for leading edge semiconductor process development and production, as well as the proliferation of different types of devices, lead to manufacturing increasingly being outsourced to foundries. A foundry typically runs several different processes and makes numerous different semiconductor product types in one facility. Since Foundries are running multiple products at the same time, the need for process control and metrology is increasing in order to qualify multiple devices on the same wafer at the same high process quality.

•
Advanced Memory Technology (SSD). Memory manufacturers are going through technology evolution and build vertical devices to manage layers of NAND Memory (3D NAND). Such a complex device that can hold up to hundreds of thin high aspect ratio vertical layers requires significant changes in the manufacturing process. These changes require also many more steps to control through different Metrology solutions and increase the overall process control intensity for these High Aspect Ratio evolving structures.

•
DRAM and High Bandwidth Memory (HBM). The transition to advanced memory architectures such as DDR5 and HBM introduces significant complexity in design and manufacturing. These technologies require extremely fine geometries, ultra-thin layers, and precise alignment of multiple dies to achieve high bandwidth and low latency. Stacking memory dies in HBM and integrating them with logic through through-silicon vias (TSVs) and hybrid bonding dramatically increases process steps and tightens tolerances. This evolution introduced new metrology challenges, including accurate measurement of TSV depth, bonding quality, and layer-to-layer alignment and more. As these architectures scale for AI, HPC, and data center applications, process control intensity rises sharply, expanding the need for advanced metrology solutions to ensure reliability and performance.

•
Advanced Packaging. The evolution in packaging to high-end performance packaging technologies such as flip chip, fan out, 2.5D and 3D packaging as well as hybrid bonding, is driven by the need for enhanced performance with higher I/O density, smaller pitch and a growing variety of complex packaging schemes. The advanced packaging business growth is propelled by AI and HPC-related applications. Capital investment for High-End Performance Packaging represents a significant part of the total packaging CAPEX and is shifting from OSATs to Integrated Device Manufacturers and Foundries as the production and process control requirements are becoming similar to Front-End Fabs. These trends expand the TAM for process control and metrology solutions and Nova has a set of solutions targeting this growing market.

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

The Semiconductor Market – Update

According to Gartner forecasts, semiconductor revenues are expected to grow by 33% in 2026, following a growth of 21% in 2025. WFE (Wafer Fab Equipment) is expected to grow by 12% in 2026, following a growth of 11% in 2025 (Gartner Forecast Semiconductor Wafer Fab Equipment, Worldwide, Q425 Update, published December 2025).

According to research reports, future demand drivers for semiconductors include AI, smart sensors, internet-of-things industrial devices, green energy, automotive, data center and cloud infrastructure, and other electronic equipment.

          Products & Technologies

Our product portfolio includes a complete set of metrology platforms suited for dimensional, films, materials and chemical metrology measurements for process control across multiple semiconductor manufacturing process steps including lithography, Etch, CMP, deposition, electrochemical plating, ion implementation and advanced packaging. Our offering is comprised of several key product lines, spanning multiple technologies and addressing key challenges in semiconductor process control, from R&D to High-Volume-Manufacturing.

Our strategy to offer holistic and diversified portfolio supports the industry’s frequent transitions, establishing the advantages and unique value we bring to our customers. With the introduction of new technologies and products, we cover a wider variety of applications, which increase our served and available markets and footprint in the semiconductor manufacturing market.

Technology	Product Line	Key applications	Product families
• Broadband Spectrophotometry • Scatterometry • Spectral Reflectometry • Imaging and Image Processing	Dimensional Optical CD Integrated Metrology	Critical Dimensions Thin films Wafer topography	Nova i Platform
	Dimensional Optical CD Stand-Alone Metrology		Nova T-platform Nova MMSR Nova VeloCD
• Spectral Interferometry			Nova Prism
• Spectral Coherence Interferometry • Spectral Reflectometry • White Light Interferometry		Film/wafers Thickness Wafer Topography Roughness Critical dimensions	Nova SemDex
Nova WMC
• X-Ray Photoelectron Spectroscopy • X-Ray Fluorescence	X-Ray Materials Metrology	Thin film Composition	Nova VeraFlex
• Secondary Ion Mass Spectrometry	SIMS Materials Metrology	Composition depth-profiling	Nova Metrion
• Raman Spectroscopy	Optical Materials Metrology	Strain Crystallinity Composition Strength/Stress	Nova Elipson
• Titration – various types • CVS, CPVS, PCGA • Spectrophotometry • HPLC • Dynamic Surface Tension • pH, conductivity, density	Chemical Process Control – Analysis and Replenishment	Electroplating process applications in interconnect, advanced packaging	Nova Ancolyzer Nova AncoScene
• Solid dosing	Metal Replenishment	Powder dosing specialty metal oxide materials for electroplating applications	Nova DMR
• Computational Modeling for Metrology Platforms	Physical modeling (Modeling Software Solutions), Mathematical modeling algorithms (Software solutions), and a combination of the two.		Nova MARS
• AI adjacent and Machine Learning • Advanced Algorithms			Nova FIT for Films CD Metrology Nova FIT for Material Metrology
• Big Data Analytics • High Power Computing	Fleet Management (Software solutions)		Nova FM Nova HPC QED

Following the acquisition of Sentronics in January 2025, we expanded our technology offering. Sentronics develops flexible and modular metrology tools equipped with multiple metrology sensors for a variety of critical dimension applications, including thickness, roughness, and topography.  The addition of Sentronics’ modular dimensional metrology technology to Nova’s dimensional metrology portfolio will enable Nova to diversify its offering in the growing field of advanced wafer level packaging and specialty devices.

About the product lines

Our product portfolio is composed of 4 major metrology categories:

Integrated, Standalone (dimensional and materials), Chemical and Software.

1.          Dimensional Integrated Metrology

Nova’s integrated metrology (IM) - Integrated platforms that enable advanced process control (APC) required for the most advanced logic and memory technology nodes. Nova’s IM market portfolio offers fast metrology with high productivity, targeting manufacturing of advanced logic, advanced memory and advanced packaging technologies. Integrated metrology systems are directly integrated with manufacturing process equipment and provide semiconductor manufacturers with effective and efficient process control by measuring wafers within the process environment. This family of products allows wafer to wafer, within-wafer and within-die variation control. Enriched with Nova’s advanced modeling, machine learning and algorithmic solutions, Nova’s integrated metrology provides enhancements in metrology accuracy, precision, and tool matching.
2.1-Dimensional Standalone Metrology
Nova’s stand-alone metrology portfolio is comprised of multiple product lines utilized to characterize critical dimensions such as width, shape and profile with high precision and accuracy. The expression “stand-alone metrology” generically describes free standing metrology equipment, located in line, i.e., next to the processing equipment measuring wafer samples in a station of its own.
Nova’s stand-alone platforms are targeted for critical dimensions (CD), topography, thin-film, roughness and film thickness measurements at the most advanced process steps in logic, memory and advanced packaging technology nodes including backend wafer-level packaging, TSV, PCB and IC-Substrate. Nova’s unique channels of information enables high metrology performance combined with high productivity. When incorporating Nova’s advanced suites of software, modeling and machine learning solutions, the Optical CD stand-alone platforms provide cutting-edge performance for the most complex layer stacks and 3D structures.

Nova Prism utilizes a combination of the exclusive SI technology with advanced modeling and machine-learning capabilities, and to reveal unique information and address complex challenges in optical critical dimensions.

Nova WMC is designed to support 2.5D and 3D Advanced Packaging processes. Through the highly versatile modularity of its advanced metrology, handling, and loading systems.

The full stand alone portfolio also includes the Nova VeloCD, Nova MMSR, Nova SemDex and the Nova T-series.

2.2 Materials Standalone metrology

Materials are considered the next frontier in advancing integrated circuits beyond dimensional and architectural scaling. The growing usage of complex and novel materials has increased the demand for metrology solutions that measure materials properties, In Line and In Die, and to precisely characterize and control materials composition, thickness, stress and more. Nova’s materials metrology portfolio utilizes powerful technologies and includes three platforms:
Nova’s VeraFlex combines enhanced XPS (X-Ray photoelectron spectroscopy) capability with an optional unique low energy XRF (X-Ray fluorescence) channel to determine the elemental composition and thickness of thin films.
Nova Metrion targets process control of 3D logic and memory semiconductor devices and by applying inline SIMS enables advanced materials profile measurements including depth profiling of compositional information
Nova Elipson utilizes Raman spectroscopy, a vibrational technique, to detect multiple material properties such as strain, crystallinity, phase, grain size and composition.
As part of Nova’s strategic plan, the Company intends to increase its focus on the evolving materials engineering market.

3. Chemical Metrology
Nova offers a market-leading portfolio of advanced, open and flexible chemical metrology platforms for backend wafer-level packaging, TSV, front-end dual-damascene, and PCB and IC-Substrate process steps. Our portfolio is intended to help manufacturers ensure high-quality electroplating processes by carrying out chemical analysis and replenishment in real time.

The growing number of interconnect steps that require plating at the front-end of the process as well as the substantial increase in the number of organic alloys and compounds used in advanced packaging are driving the need for advanced chemical metrology solutions. Furthermore, higher material costs, and tighter environmental regulations are driving up the cost of operations and increasing the need to perform chemical process control on more elements and with increasing intensity.

•
Nova AncoScene – a platform for damascene copper and cobalt plating interconnects applications offering a fully automated analysis of bath components, overall plating performance, excursions, trends alarms and warnings, and overall process control.

•
Nova Ancolyzer –a fully automated online platform for advanced packaging processes, that supports a wide variety of analytical techniques and is configured to specific process analysis and replenishment requirements.

•
Nova DMR offers economical replenishment of metals in a plating bath to significantly extend the bath chemicals’ lifetime and improve the plater utilization. The solution additionally enables manufacturers to reduce the use of hazardous materials, and in turn, aims to enable better compliance with environmental regulations. The platform integrates with Nova Ancolyzer and can connect directly to any process tool.

4. Modeling and Software

Nova’s platforms are combined with suites of advanced algorithms and software modeling solutions that combine top notch algorithms in the field of AI and machine learning.
•
Dimensional metrology: Nova’s suite of software modeling products is comprised of Nova MARS physical and geometrical modeling and the Nova FIT, machine learning and modeling solutions. These solutions are supported by Nova HPC, a computational management layer, which also serves as the foundation for Nova’s Centralized Fleet Management and Control. This comprehensive software modeling portfolio provides customers with a complete modeling and application development solution designed for complex 3D and HAR structures in the most advanced logic, memory and packaging technology nodes:

•	Materials Metrology: Nova FIT acts as a server-based solution, when used in conjunction with the Nova VeraFlex, to enable higher measurement throughput and higher precision for certain use cases.

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

For the distribution of our total revenues, from products and services, by geographic areas, see Note 16B to our consolidated financial statements.

The semiconductor industry is characterized by a growing consolidation of larger companies. As a result, a significant portion of our sales are concentrated among a relatively small number of customers. The following table indicates the percentage of our total revenues derived from sales to our five largest customers and the range of these revenues from these customers for the periods indicated.
	2023	2024	2025
Total revenues from five largest customers	52%	53%	51%
Range of revenues from five largest customers	5-19%	6-18%	6-23%

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

Research and Development

We have assembled a core team of experienced scientists and engineers who are highly skilled in their particular field or discipline. Our research and development core competencies, technologies and disciplines are in scatterometry, thin film metrology, XPS, interferometry, Raman Spectroscopy metrology, SIMS metrology, chemical metrology techniques and semiconductor process control, and include multidisciplinary measurement instruments, complex system engineering, algorithms, physical modeling, optical design, interpretation software, machine learning, image acquisition, pattern recognition, X-ray energy sources, electron optics and detection, multiple types of electrochemical, and spectroscopic analysis methods, applied to characterize individual and complex multi-component mixes, vacuum systems and equipment integration. Our research and development staff consists of about 682 highly skilled members, approximately 163 of whom hold Ph.D.’s. In addition, we rely on independent subcontractors and consultants in various fields. Since June 2003, our research and development operations in Israel are certified for ISO 9001 quality standard (Current ISO 9001:2015 version), additionally certified in Germany and the U.S. as of 2020 and 2021, respectively.

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

Our research and development efforts, designed to support this vision, are structured through different and separate development projects, which are initiated following a detailed project plan, marketing justification, technical feasibility, and risk analysis. The main projects are monitored throughout their life cycle in a structured process, including design reviews and project management reviews.

In the frame of our research and development activities we participate from time to time in development consortia arrangements, which also help us to support our customers in the transition to advance technology nodes. These consortia are joint collaboration programs with other semiconductors companies and are supported and funded by the IIA and/or European Joint Research and/or the German BMBF. It should be noted, that in order to maintain our eligibility for these programs, we must continue to meet certain conditions. These programs might restrict our ability to manufacture particular products and transfer particular technology, which were funded by the IIA or BMBF. For additional information, see “Item 5C - Grants from the Israel Innovation Authority & European programs” in this Annual Report.

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

Manufacturing

We have two manufacturing facilities for our Optical based product lines (including the Raman technology), which are located in Rehovot and Nes Ziona, Israel, one manufacturing facility for our X-ray and SIMS based product lines, which is located in Fremont, CA, U.S., one main manufacturing facility for our Chemical Analysis and Metrology technology related product lines, which is located in Bad Urach, Germany and one manufacturing facility for our Optical Metrology technology for Advanced Packaging product lines, which is located in Mannheim, Germany.

In 2025, we expanded our production and development capabilities with a new manufacturing facility in Mannheim, Germany, that supports the Company’s newly introduced technologies and continuous growth.

During the first half of 2026, we expect to complete the expansion of our cleanroom in Fremont, CA, U.S., doubling the amount of production bays.

Our principal manufacturing activities include assembly, integration, final testing and calibration. Our production activities are conducted in our manufacturing and repair center facilities in Israel, Germany and in California. We rely and expect to continue to rely on subcontractors and contract manufacturing suppliers to fabricate components, build subassemblies and perform other non-core activities in a cost-effective manner. While we use standard components and subassemblies wherever possible, most mechanical parts, metal fabrications, optical components and other critical components used in our products are engineered and manufactured to our specifications. A small portion of these components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single or sole source supplier.

In order to leverage the relatively high volume of systems we manufacture, and in order to decrease production costs, we continue to focus our internal manufacturing activities on processes that add significant value or require unique technology or specialized knowledge and outsource others. Our sites, in Israel, Fremont, CA, Bad Urach, Germany, and Mannheim, Germany are certified by the ISO 9001:2015 quality mark by an international certification institute. Additionally, we received the formal certification of ISO 14001 and ISO 45001 for our sites in Israel, Fremont, CA and Bad Urach, Germany each of which are being annually recertified for these standards.

Environmental, Social and Governance (ESG)

Nova Sustainability 2025 Status

On April 28, 2025, we published our second Sustainability Insight Review, as was published on our website (the “Sustainability Plan”). We aim to continue improving our Sustainability Plan, which we plan to review and update every two years. Our focus remains on the wellbeing of our employees and their families.

As part of the Sustainability Plan, we established a management level ESG Steering Committee, led by our CEO, which oversees the ESG policies, strategy and implementation to monitor our long-term and annual guidelines and results related to ESG matters. This committee serves as a supplement to the responsibilities of our Chief Human Resources Officer, which among other matters, is responsible for developing strategies and initiatives to achieve our ESG goals as detailed in our Sustainability Plan. All as part of our vision to become a more active influencer in creating a sustainable and equitable future to grow Nova’s presence in Israel and abroad. Our Sustainability Plan was composed in accordance with the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) guidelines, and the United Nations Sustainable Development Goals (SDGs). It is built on four pillars that we aim to interlace across our daily operations and culture: (i) Governance – elevating ethical and corporate governance methods; (ii) People and Social Impact – with a focus on both the individual and the surrounding communities; (iii) Innovative Approach – connecting technical roadmap to unique culture for long-term impact; and (iv) Environment and Supply Chain – managing efficiently footprint, energy and sustainable supply chain.

      For more information on our Sustainability Plan – please visit our website where you can access the full report. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein.

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

4.C      Organizational Structure

Our Subsidiaries

Our subsidiaries as of the end of 2025 and the countries of their incorporation are as follows. All of our subsidiaries are wholly owned by the Company:

Name of Subsidiary	Place of Incorporation
Nova Measuring Instruments, Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Korea Ltd.	Korea
Nova Measuring Instruments GmbH	Germany
Nova Measuring Instruments (Shanghai) Co., Ltd.	China
Nova Measuring Instruments Singapore Pte Ltd	Singapore
Sentronics Metrology GmbH*	Germany

*A wholly owned subsidiary of Nova Measuring Instruments GmbH.

4.D      Property, Plant and Equipment

Location	Purpose of use	Approximate SQM	Expiration date
Israel Rehovot and Ness Ziona	Offices, manufacturing and laboratories	18,000	Rehovot 15,200 sqm - August 2029 with an option to extend the lease period by two periods of five years each, subject to customary conditions. Ness Ziona 2800 sqm lease is expected to end in July 2029
US Fremont California	Offices, manufacturing and laboratories	10,800	August 2034 with an option to extend for an additional five years, subject to customary conditions.
Germany Bad Urach	Offices, manufacturing and laboratories	6,500	The facility is owned by the Company and as of January 2025, has fully replaced the Pliezhausen facility.
Germany Mannheim	Offices, manufacturing and laboratories	6,150	The facility is owned by the Company.
Taiwan Hsinchu	Offices and laboratories	2,000	Ranging between 2026 and 2031.
US, China, Korea, Taiwan, Japan, Singapore	Offices and laboratories	Less than 2,000 each	Ranging between 2025 and 2030.

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

Executive Overview

Nova is a leading innovator and key provider of metrology and process control solutions used in semiconductor manufacturing. We deliver continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. We industrialize laboratory and research-grade technologies to develop differentiated inline metrology solutions that are deployed by a broad range of customers, including the world’s largest integrated circuit manufacturers. Our portfolio combines high-precision hardware and cutting-edge software for deep insight into the development and production of the most advanced semiconductor devices. Our solutions enable our customers to improve device performance, enhance yields and accelerate time to market. We sell our solutions mainly to semiconductor manufacturers, and in some cases to semiconductor process equipment manufacturers.

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

In the past five years (2020-2025), we achieved a positive Compound Annual Growth Rate (CAGR) of products revenues of approximately 27.5%, while Gartner Inc. estimates that the Process Control sector has achieved a CAGR of approximately 16.0% (Gartner Q4-2025 forecast, published in December 2025). During these years, we successfully diversified our technology to include Material and Chemical metrology capabilities, on top of our Dimensional metrology solutions. We also added advanced machine learning algorithms on top of our physical modeling, and we advanced our traditional tool set to include advanced capabilities in both hardware and software. We also diversified our revenue mix across semiconductor sectors, customers and geographies. During these years, we were also able to increase our total available market through development of new technologies used for Materials, Dimensional and chemical metrology, addressing emerging applications in Logic/Foundry, Memory and Packaging across mature and advanced technology nodes.

In 2025, product sales accounted for approximately 80% of our total revenues, and services accounted for approximately 20%.

As of the end of 2025, we had cash reserves, net of convertible senior notes, of approximately $914 million, and working capital of approximately $1,186 million, which consist of current assets net of current liabilities.

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

Significant Events in 2025 and Outlook for 2026

During 2025, we demonstrated several significant achievements:

•	Record product and service sales results.

•	Record profitability and earnings per share

•	Diversified customers mix, across multiple territories.

•	Further expansion into advanced packaging with new and existing products.

•	Further market adoption of Nova’s advanced portfolio:

o	Materials, chemical and dimensional metrology solutions.

o	Hardware and software coupling.

o	Machine learning and AI capabilities to complement physical modeling.

o	Holistic offering, including Integrated and Standalone metrology.

•	Continued proliferation of Nova’s advanced solutions across the board

•	Record sales of each of our product lines: optical integrated and stand alone systems, materials metrology systems and chemical metrology systems.

•	Record sales of materials and chemical metrology solutions.

•	Continued investments in research and development programs aimed to generate new organic growth engines for process control.

•
Deepening collaboration with research institutes and customers' development centers, utilizing a variety of our products, leading to our positioning as a long-term technology development and high-volume manufacturing partner.

•
ESG (Environment, Social and Governance) – In 2025 we worked to update our Sustainability Plan. We are determined as a company to play a vital role in creating a world that values equality, safety and environmental health for the benefit of future generations to come. We remain committed to proactively invest in embedding social responsibility and sustainability as part of our culture and business management to support our values.

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

•
On September 5, 2025, we closed an offering of $750 million aggregate principal amount of 0% Convertible Senior Notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The funds raised will be utilized for further investment in the company’s growth and resiliency in order to enhance shareholders’ value.

In 2026, we plan to focus on the following:

•	Investing in organizational development to enhance our human capital and the strength of our global teams based on our values and culture.

•	Continue to strengthen our competitive market position, through unique innovation and technological leadership and to meet future industry challenges.

•	Continue executing our well-defined strategy to reach $1B USD in revenues by 2027. The strategy defines the Company’s growth path in revenue, customers, technology and financial performance.

•
Expand our total available markets by addressing new emerging metrology applications and markets sectors, through solutions delivery to the challenging buildup of advanced Logic technology nodes, memory scaled 3D-NAND nodes, DRAM scaled devices and advanced packaging schemes at leading edge customers.

•	Continue delivering metrology systems for mature technology nodes and traditional packaging, to support new applications ramp up and expansions.

•	Continue the collaborations and joint research programs with leading semiconductor manufacturers and relevant leading research institutes.

•	Continue innovation and diversification of our products through new product introductions to extend the Company’s market leadership and total available market.

•	Create synergy between our product lines towards a combined offering for advanced applications, which require dimensional, material and chemical metrology.

•
Grow our production facilities and offices footprint to meet semiconductor demand and our strategic plans and continue to develop modern and streamlined core business processes through new ERP and Service CRM infrastructure.

•	Build an extensive roadmap for Sentronics products to broaden our portfolio and cater to additional applications.

•	Create synergy between Nova and Sentronics’ technologies towards a combined and enhanced offering for advanced packaging applications.

•	Successfully completing the go‑live and stabilization of our new ERP system.

•	Continue looking for investment opportunities to broaden our portfolio and enrich our brand.

The major challenges we could face in fulfilling our plans include:

•	Meeting strategic, development, operational and delivery targets considering the uncertainties around the macro-economic, geopolitical and trade restriction issues across the globe.

•	On time delivery of the required solutions to meet the current and future needs of our existing and new customers.

•	Correctly understanding the market trends and competitive landscape to ensure our products retain proper differentiation to win customer confidence.

•	Creating aggressive, innovative and competitive roadmap deliverables at reasonable costs to properly control expenses.

•	Identifying the metrology evolution roadmap for future industry needs to meet process control requirements and lead the market.

•	Achieving long-term growth targets while supporting extensive growth in all our activities.

•	Building a solid global infrastructure and production capacity to accommodate further growth.

•	Challenges implementing our new ERP system.

In order to address the risks above we implemented a global plan to secure our employees’ safety, guarantee supply chain resiliency, assure business continuity and continuous support to our customers.

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

•	The ability to provide a unique and differentiated technology portfolio sets us apart from the competition and adds a competitive edge to our offering.

•	Our solutions are well accepted by leading customers that allow us to gain more market share with additional process steps and new applications.

•	Our ability to closely team with our customers allows us to predict the industry evolution and process control challenges and by that introduce innovative metrology roadmap to solve industry needs.

•	Our diversified portfolio, which is a result of continuous investment in research and development, is becoming more attractive to our customers.

•	Extending our solutions’ base to include hardware and software elements in a coupled offering.

•	Successful track record in completing and integrating inorganic products, as a result of M&A, which allows us to diversify our product offering to expand our addressable markets.

•	Well controlled and efficient operating model to support our profitable growth and operational resiliency.

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

For the distribution of our total revenues, from products and services, by geographic areas, see Note 16 to our consolidated financial statements.

The sale cycle of our systems is long and the rate and timing of customer orders may vary significantly from month to month as a function of the specific timing of fab expansions. We schedule production of our systems based upon order backlog and customer forecasts.

Our revenues increased by 31% in 2025 following an increase of 30% in 2024 following a decrease of 9% in 2023.

The following table shows the relationship, expressed as a percentage, of the listed items from our consolidated income statements to our total revenues for the periods indicated:

Percentage of Total Revenues Year ended December 31:

	2023	2024	2025

Revenues from product sales	78%	80%	80%
Revenues from services	22%	20%	20%
Total revenues	100%	100%	100%

Cost of products sale	32%	31%	32%
Cost of services	12%	11%	11%
Total cost of revenues	43%	42%	43%

Gross profit	57%	58%	57%

Operating expenses:
Research and development expenses, net	17%	16%	16%
Sales and marketing expenses	10%	10%	9%
General and administrative expenses	4%	4%	3%
Total operating expenses	31%	30%	29%

Operating profit	26%	28%	29%

Financial income (expense), net	4%	4%	6%
Income before income taxes	30%	32%	34%
Income tax expenses	4%	5%	5%

Net income	26%	27%	29%

Comparison of Years Ended December 31, 2025 and 2024

Revenues. Our revenues in 2025 increased by $208.2 million, or 31%, compared to 2024. Revenues attributable to product sales were $705.6 million, an increase of $167.2 million, or 31%, compared to 2024. Revenues attributable to services were $175.0 million, an increase of $40.9 million, or 31%, compared to 2024. The increase in product revenues in 2025 was attributed to higher demand for our products across all main product lines and to the acquisition of Sentronics. The increase in services revenue in 2025 was primarily driven by the growth of our installed systems base.

Cost of Revenues and Gross Profit. Cost of revenues consists of labor, material and overhead costs of manufacturing our systems, royalties, amortization of intangible assets and the costs associated with our worldwide service and support infrastructure. It also consists of inventory write-offs and provisions for estimated future warranty costs for systems we have sold. Our cost of revenues attributable to product sales in 2025 was $282.1 million compared to $210.6 million in 2024 in line with the increase in product revenue. Our gross margin attributable to product revenues in 2025 was 60%, compared to 61% in 2024. The decline in product gross margins in 2025 was primarily driven by a shift in the product and customer volumes mix. Our cost of services in 2025 was $93.3 million, compared to $74.7 million in 2024. Gross margin attributable to service revenues in 2025 was 47%, compared to 44% in 2024 in line with the increase in service revenue. The increase in service gross margin in 2025 was primarily due to economies of scale resulting from higher service revenue volumes.

Research and Development Expenses, net. Consist primarily of salaries and related expenses and also include consulting fees, subcontracting costs, related materials and overhead expenses, after offsetting grants received or receivable from governmental funding of research and development activities. Our net research and development expenses in 2025 were $143.4 million, an increase of $33.1 million, or 30%, compared to 2024, after offsetting grants received of $2.4 million in 2025 and $2.2 million in 2024. Research and development expenses excluding grants received or receivable in 2025 were $145.8 million, compared to $112.4 million in 2024. The increase in 2025 is mainly related to higher investment in existing and new products and technologies, higher personnel costs and the addition of Sentronics. In 2025, net research and development expenses represented 16% of our revenues similar to 2024.

Sales and Marketing Expenses. Sales and marketing expenses are mainly comprised of salaries and related costs for sales and marketing personnel, travel related expenses, overhead and commissions to our representatives and sales personnel. Our sales and marketing expenses in 2025 were $82.2 million, an increase of $17.1 million, or 26%, compared to 2024. The increase is due to the increase in revenues. Sales and marketing expenses represented 9.3% of our revenues in 2025 compared to 9.7% in 2024.

General and Administrative Expenses.  General and administrative expenses are comprised of salaries and related expenses and other non-personnel related expenses such as legal expenses. Our general and administrative expenses in 2025 were $26.1 million, an increase of $1.9 million, or 8%, compared to 2024. The increase in general and administrative expenses in 2025 was primarily driven by higher personnel costs and related overhead, including post-merger integration costs and to the addition of Sentronics expenses. In 2025, general and administration expenses represented 3.0% of our revenues, compared to 3.6% in 2024.

Financial income, net. Financial income, net is comprised of interest income, financial expenses related to the 2030 Convertible Senior Notes offering which we completed in September 2025, exchange rate impact and bank charges. In 2025, we recorded $49.8 million of net financial income compared to $28.7 million in 2024. The increase in financial income in 2025 was mainly attributed to higher interest income and exchange rate impact in 2025.
Income Tax Expenses. Income tax expenses are comprised of current tax expenses and deferred tax expenses/income. In 2025, we recorded $44.1 million income tax expenses compared to $32.5 million in 2024. The increase is due the increase in profitability. 2025 tax expenses reflecting effective tax rate of 15% same as 2024

Comparison of Years Ended December 31, 2024 and 2023 is incorporated by reference to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 20, 2025.

5.B       Liquidity and Capital Resources

 As of December 31, 2025, we had working capital of approximately $1,186 million, compared to working capital of approximately $514 million as of December 31, 2024. The increase in our working capital in 2025 was mainly attributed to the increase in cash and cash equivalents, short-term deposits and marketable securities and due to the decrease in the 2025 convertible senior notes fully converted by end of 2025.

Cash and cash equivalents, short-term and long-term deposits and marketable securities as of December 31, 2025 were $1,646 million compared to $820 million as of December 31, 2024, and increased mainly due to the 2030 Convertible Senior Notes offering and our fluent operating cash flow, partially offset by Sentronics acquisition, share repurchase and the purchase of the capped calls.

Trade accounts receivable increased from $139 million as of December 31, 2024 to $152 million as of December 31, 2025.

Inventories increased from $157 million as of December 31, 2024 to $184 million as of December 31, 2025. The increase in inventory was driven by higher business activity. Operating activities in 2025 generated positive cash flow from operating activities of $245 million compared to a positive cash flow from operating activities of $235 million in 2024.

The following table describes our investments in capital expenditures during the last three years (US dollars, in thousands):

	2023		2024		2025
	Domestic	Abroad	Domestic	Abroad	Domestic	Abroad
Electronic equipment	2,086	2,867	1,313	3,077	3,228	8,404
Office furniture and equipment	360	499	29	202	95	2,323
Leasehold improvements	2,994	2,457	91	843	670	6,092
Land and buildings	-	5,925	-	11,660	-	6,886
Total	5,440	11,748	1,433	15,782	3,993	23,705

In 2025, the gross investment in capital expenditures, including inventory items moved to capital and investment in the new ERP, was approximately $33 million, and was financed from our operating cash flow. In 2026, we expect our gross capital spending to remain at a similar level, primarily driven by ongoing investments in facilities and infrastructure.

Our principal liquidity requirement is expected to be for working capital and capital expenditures as well as additional acquisitions and investment in the new ERP. We believe that our current cash reserves will be adequate to fund our planned activities for at least the next twelve months. Our long-term capital requirements will be affected by many factors, including the success of our current products, our ability to enhance our current products and our ability to develop and introduce new products that will be accepted by the semiconductor industry. We plan to finance our long-term capital needs with our cash reserves together with positive cash flow from operations, if any. If these funds are insufficient to finance our future business activities, which may include acquisitions, we would have to raise additional funds through the issuance of additional equity or debt securities, through borrowing or through other means. We cannot assure that additional financing will be available on acceptable terms.

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

Past royalty bearing programs and royalties arrangements

Some of our previous research and development efforts were financed in part through royalty-bearing grants. We were obligated to pay royalties from sales of products funded with these grants. This obligation included different annual interest rates ranging up to 5%. In August 2016, we entered into a royalty buyout arrangement (the “Arrangement”) with the IIA. As part of the Arrangement, we paid approximately $12.9 million to the IIA in September 2016. The contingent net royalty liability to the IIA at the time we executed the Arrangement was approximately $24 million. As a result of the foregoing payment, we are released from any future royalty payments on these previous funds received from the IIA. However, to the extent that we will be able to commercialize products that were developed as part of IIA programs and were declared as “failed” at the time of the Arrangement, we will be required to pay royalties to the IIA from income generated from such commercialization. Currently, we do not anticipate that such failed projects will generate revenues in the future. We note that the Arrangement does not release the Company from other obligations towards the IIA as further detailed herein. In addition, in the future, we may, alone or together with third parties, participate in research and development programs, which may bear royalty obligations (depending on the specific terms of the applicable program).

Pertinent obligations under the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 and the provisions of the applicable regulations, rules, procedures and benefit tracks, together the Innovation Law, a qualifying research and development program is typically eligible for grants of up to 55% of the program’s pre-approved research and development expenses. The program must be approved by a committee of the IIA. The recipient of the grants is required to return the grants by the payment of royalties on the revenues generated from the sale of products (and related services) developed (in whole or in part) under IIA program up to the total amount of the grants received from IIA, linked to the U.S. dollar and bearing annual interest (as determined in the Innovation Law). Following the full payment of such royalties and interest, there is generally no further liability for royalty payment for our currently developed and sold products. Nonetheless, the restrictions under the Innovation Law (as generally specified below) will continue to apply even after our company has repaid the grants, including accrued interest, in full.

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

Item 6. Directors, Senior Management and Employees

6.A   Directors and Senior Management

           The following is the list of senior management and directors as of February 5, 2026:

Name	Age	Position
Eitan Oppenhaim (4)	60	Chairman of the Board of Directors
Avi Cohen (1)(2) (4)	72	Director
Raanan Cohen (2)(3)	70	Director
Zehava Simon (1)(2)(3)(4)	67	Director
Sarit Sagiv (1)(2)	57	Director
Yaniv Garty (3)(4)	58	Director
Rami Hadar (4)	63	Director
Gabriel Waisman	55	President & CEO
Guy Kizner	42	Chief Financial Officer
Shay Wolfling	54	Chief Technology Officer
Adrian S. Wilson	54	President of US subsidiary & General Manager Material Metrology Division
Effi Aboody	55	Corporate VP and General Manager Dimensional Metrology Division
Thomas Schütt	54	General Manager Chemical Metrology Division

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating governance and sustainability committee

(4)	Member of the strategy and M&A committee

Mr. Eitan Oppenhaim was named chairman of our board of directors on March 31, 2023, after serving as member of our board of directors from October 2019. Mr. Oppenhaim served as the President and Chief Executive Officer of the Company from July 31, 2013, until March 31, 2023, and has previously served as the Executive Vice President Global Business Group, since November 2010. As of November 2025, Mr. Oppenhaim serves as a director of TAT Technologies (Nasdaq: TATT). From 2009 until 2010, Mr. Oppenhaim served as Vice President and Europe General Manager of Alvarion Ltd., a public company traded on Nasdaq. During the years 2007 through 2009, Mr. Oppenhaim served as Vice President of sales and marketing of OptimalTest Ltd. Prior to that, from 2002 until 2006, Mr. Oppenhaim served as Vice President – Business Manager of the Flat Panel Displays division of Orbotech Ltd., a public company traded on Nasdaq. From 2001 until 2002, Mr. Oppenhaim served as Managing Director of Asia Pacific at TTI Telecom International, a leading provider of assurance, analytics and optimization solutions to communications service providers (CSP) worldwide. Prior to that, from 1994 until 2001, Mr. Oppenhaim held several key executive positions at Comverse Network Systems Ltd., a public company traded on Nasdaq. Mr. Oppenhaim holds a BA in Economics from the Haifa University, Israel and an MBA from Ben-Gurion University, Beer-Sheva, Israel.

Mr. Avi Cohen has served as a director of the Company since 2008 and during the period between December 2022 and March 2023 he also served as the interim chairperson of our board of directors while Dr. Michael Brunstein was absent for health-related reasons. Additionally, Mr. Cohen serves as Chairman of ZOOZ Power Ltd. (TASE: ZOOZ) and as a director of Cognyte Software Ltd. (Nasdaq: CGNT) as well as on the board of directors of Cortica Ltd., and Sight Diagnostics. From July 2016 to September 2017 Mr. Cohen served as the CEO of MX1, a global media service provider founded in July 2016 post acquisition of RR Media (Nasdaq: RRM) by SES S.A. and merger between RR Media, and SES Platform Services GmbH. From July 2012 until the merger, Mr. Cohen served as the CEO of RR Media. Prior to that, until March 2012, Mr. Cohen served as President and CEO of Orbit Technologies (TASE: ORBI). From September 2006 until December 2008, Mr. Cohen served as chief operating officer and deputy to the CEO of ECI Telecom Ltd. Prior to joining ECI, Mr. Cohen served in a variety of executive management positions at KLA (Nasdaq: KLAC) and was group vice president and member of the executive management committee starting 2003. Prior to joining KLA, Mr. Cohen also spent three years as managing director of Octel Communications, Israel, after serving as CEO of Allegro Intelligent Systems, which he founded and which was acquired by Octel. Mr. Cohen holds a B.Sc. and a M.Sc. in electrical engineering and applied physics from Case Western Reserve University, U.S.

Mr. Raanan Cohen was appointed as a director of the Company by our board of directors in February 2014. Prior to that and until December 2012, Mr. Cohen served as the President and Chief Executive Officer of Orbotech Ltd., a public company traded on Nasdaq. Mr. Cohen also served in a range of other executive positions at Orbotech Ltd, including Co-President for Business and Strategy, EVP and President of the Printed Circuit Board (PCB) Division, Vice President for the PCB-AOI product line and President and chief executive officer of Orbotech, Inc. Prior to its merger with Orbotech in 1991, Mr. Cohen held various positions at Orbot, another manufacturer of AOI systems.  Prior to joining Orbot in 1984, he worked at Telrad Networks Ltd. Mr. Cohen serves as director of Eyecuracy Ltd., and of Claro Ltd., both private companies, served as the Chief Executive Officer of EyeWay Vision Ltd., a private company until November 2024, and has served as a director of Gezuntech therapeutics, a private company until January 2025. Mr. Cohen holds a B.Sc. from the Hebrew University of Jerusalem, Israel.

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
Mr. Rami Hadar was appointed to serve as a director of the Company by our board of directors as of December 24, 2025. Mr. Hadar serves as a director on the board of directors and as chairman of the compensation committee of Ceragon Networks Ltd. (Nasdaq: CRNT) since 2021. Additionally, Mr. Hadar serves as a managing partner in Claridge Israel, a high-tech growth fund since 2017. Amongst his responsibilities are identifying potential investment targets, leading extensive due diligence processes and acting as a proactive board member to help management teams scale and create shareholder value. Prior to joining Claridge, from 2006 to 2014, Mr. Hadar served as CEO and board member of Allot Communications (Nasdaq: ALLT). Under his leadership, Allot transitioned from a private company into a fast-growing, public company with over $100M of sales and high profitability. Prior to his roles in Allot, Mr. Hadar co-founded and served as CEO of CTP Systems (micro cellular networks) until its acquisition by DSP Communications (Nasdaq: DSPC). Additionally, Mr. Hadar serves on the board of directors of AlgoSec Inc., a private company, since 2017 and D-Fend Solutions, a private company since 2019. Mr. Hadar holds a B.Sc. in Electrical Engineering from the Technion Institute of Technology, Israel.
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

Dr. Thomas Schütt was appointed General Manager of our Chemical Metrology Division and Managing Director of our German subsidiary in April 2023. Before joining Nova, Dr. Schütt held various leading positions in the wafer technology and application field of Siltronic AG, a leading German manufacturer of silicon wafers for the semiconductor industry. From 2009 until 2013, Dr. Schütt served as a global account manager of Siltronic US, and from 2013 to 2019 he was leading the Taiwan and China business as the VP Sales and Managing Director of Siltronic Taiwan and China. In his last role he served as Corp. VP Application Technology International of Siltronic AG from 2019 to 2023. Since April 2025, Dr. Schütt is, in addition to his role as GM for the Chemical Metrology division, also serving as General Manager of Sentronics, a Nova company. Dr. Schütt holds a Ph.D. in Chemistry from the Ludwig-Maximilian University Munich, Germany.

Voting Agreement

We are not aware of any voting agreement currently in effect.

6.B      Compensation

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us, to our board and senior management members listed in Item 6.A in this Annual Report, with respect to the year ended December 31, 2025 (consisting of 13 persons) was approximately $13 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement, or similar benefits and amounts expensed by the Company for automobiles made available to its executive officers).

Disclosure regarding the compensation of our senior executives on an individual basis will be disclosed in our proxy statement in connection with the 2026 annual general meeting of shareholders in accordance with Israeli regulations.

Terms of employment of Mr. Gabriel Waisman, as were approved by our shareholders at the 2024 annual general meeting of shareholders, and amended by our shareholders at the 2025 annual general meeting of shareholders are as follows:

General

(i) a monthly base salary of NIS 120,000 (approximately, $32,600), effective as of June 1, 2024 through June 2025 following which, the monthly base salary was increased to NIS 131,500 (approximately $36,000); (ii) an annual bonus of up to twelve (12) monthly base salaries for 100% achievement (with additional payment of up to twelve (12) monthly salaries in the case of overachievement), subject to objectives which are annually predetermined by our board of directors and the compensation committee, in accordance with our compensation policy; (iii) in the event of termination of employment (other than for cause), Mr. Waisman will be entitled to a six months advance notice, during which he will be entitled to all of his compensation components, including the continued vesting of his equity awards. In the event of termination of employment not for cause, the annual bonus will be prorated (subject to certain adjustments); (iv) customary social benefits such as pension fund or management insurance, education fund, vacation pay, sick leave and convalescence pay; (v) subject to required approvals under applicable law, a directors and officers' insurance, including a “run-off” insurance policy; and (vi) monthly travel expenses or a Company car (deducted out of the gross salary), cellular phone, a land line phone, toll road expenses, a laptop computer, annual medical check-up and other expense reimbursements pursuant to the Company general policies as applicable from time to time.

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

On July 1, 2025, per the approval at the 2025 annual general meeting of shareholders, Mr. Waisman was granted an additional 6,710 restricted share units that vest over a period of four (4) years, in equal annual installments, unless such restricted share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman. In addition, Mr. Waisman was granted with 6,710 performance-based restricted units that vest over a period of four (4) years, in four equal annual installments, provided with respect to 50% of the units, the Company meets or exceeds the revenue budget as set forth in the Company’s budget as approved by the board of directors for the fiscal year preceding the date of vesting, and with respect to the other 50% of the units, provided that the Company meets or exceeds the non-GAAP operating profit as set forth in the Company's budget as approved by the board of directors for the fiscal year preceding the date of vesting unless such performance share units have been cancelled in accordance with the terms and conditions of the share incentive plan of the Company or the employment terms of Mr. Waisman. In the event a portion of the performance share units fails to vest, such portion will be carried forward to the fourth vesting date and will vest if the Company’s average annual return on equity based on net income during the previous four (4) years will be no less than ten percent (10%).

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

Compensation upon Acquisition

In the event the Company acquires another business (whether by merger, share or asset purchase) while Mr. Waisman is employed by the Company and holds the position of the Company’s Chief Executive Officer & President, Mr. Waisman may be granted a special bonus of up to 12 monthly salaries, subject to the compensation committee and board of director's discretion. In accordance with this entitlement, on February 2025 our compensation committee and board approved a bonus of 12 monthly salaries for the acquisition of Sentronics which was paid to Mr. Waisman in April 2025.

Directors and Officers Equity Based Compensation

As of February 5, 2026, a total of 4,010 options to purchase our ordinary shares and 87,667 RSU’s were outstanding and held by certain directors and senior management members listed in Item 6.A in this Annual Report (consisting of 13 persons), of which 4,010 options are currently exercisable or exercisable within 60 days of February 5, 2026. 47,824 shares are held by trustee due to vested RSUs and 607 RSU’s will vest within 60 days of February 5, 2026. See “Item 6E. Share Ownership” in this Annual Report.

In accordance with our current equity-based compensation policy, the exercise price of granted options is equal to the closing sale price of the Company's ordinary shares on Nasdaq on the day of grant.

Compensation of Directors

The compensation scheme for our non-executive directors (other than the chairperson of the board of directors), which does not include any pay per meeting, as approved by our shareholders in June 2025, is as follows:

(i) an annual payment of $60,000 with additional annual payment for service on board committees as follows: $12,000 (or $20,000 for the chairperson) for each member of the audit committee; $12,000 (or $18,000 for the chairperson) for each member of the compensation committee; and $8,500 (or $12,500 for the chairperson) for each member of the nominating committee or any other Board Committee; and (b) for services as the chairperson of our Board, an additional $60,000; provided, that in the event payments are made in NIS, the amounts will be calculated on the average exchange rate;

(ii) in the event of a director appointed by our board of directors, a one-time equity award of restricted share units of $255,000 which will vest annually over a period of three (3) years (subject to such director’s continued service through such date); and

(iii) an equity award of restricted share units, on an annual basis on the date of the annual general meeting of the Company’s shareholders (subject to such director’s continued service) at a value of $192,000 (or $600,000 for the chairperson of the Board), which will vest on the first anniversary of the date of grant, subject to such director’s continued service through such date; provided, however, that the director must have served on the Board for at least one (1) year prior to the date of the annual general meeting of the Company’s shareholders in order to be eligible for such award; and
(iv) a director whose service as a director ends (other than in the case the director is removed by the Company’s shareholders or disqualified under the Companies Law) following at least eight (8) years of directorship will be entitled to the acceleration of vesting of any equity awards, including options and restricted share units, subject to vesting within three (3) months of his or her last date of service, so such equity awards will be fully vested as of such date.

On June 18, 2025, our shareholders approved our current compensation policy.

The full text of our current compensation policy is filed hereto as Exhibit 4.3 and is incorporated by reference. Furthermore, following the SEC approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1 (the “Clawback Listing Rules”), which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its annual report, we adopted as of October 2, 2023, a clawback policy as contemplated pursuant to the Clawback Listing Rules, as filed as Exhibit 97 to the 2023 Annual Report and is incorporated by reference.

6.C      Board Practices

Our Amended and Restated Articles of Association, as adopted by the Company’s shareholders on June 20, 2024, or the Articles, provide that we may have between five and nine directors. Our board of directors currently consists of seven directors, two of which are female directors.

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

Strategy and M&A Committee

In August 2023, our board of directors established our Strategy and M&A Committee, which is comprised of Yaniv Garty (Chairperson), Eitan Oppenhaim, Avi Cohen, Zehava Simon and Rami Hadar. The function of the strategy and M&A committee is described in the approved charter of the committee, and includes responsibility for providing the board of directors with recommendations, in relation to: (i) the development and execution of the Company’s strategy, including its strategic plans and initiatives; and (ii) the identification and analysis of acquisition, merger, joint venture, and investment opportunities. The committee shall also maintain a cooperative, interactive planning process with management, including but not limited to, identifying and prioritizing strategic goals.

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

Pursuant to the Companies Law, a compensation policy must be re-approved (and re-considered) at least once every three years. The current compensation policy was approved by our shareholders on June 18, 2025.

Internal Auditor

Under the Companies Law, the board of directors must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Ms. Sharon Cohen, CPA (Isr.) of Deloitte Brightman Almagor, an independent registered accounting firm which is a part of the Deloitte Touche Tohmatsu Limited accounting firm. The role of the internal auditor is to examine whether a company’s actions comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is working based on a risk survey and audit plan, which is determined by our audit committee and approved by our board of directors.

6.D      Employees

Set forth below is a chart showing the number of people we employed at the times indicated:

As of December 31,	2023	2024	2025
Total Personnel	1,202	1,383	1,612
Located in Israel	516	586	604
Located abroad	686	797	1,008
In operations	287	293	344
In research and development	477	585	682
In global business	318	375	449
In general and administration	120	130	137

The numbers of employees set forth in this table do not include contractors but includes an insignificant number of temporary employees retained by the Company from time to time.

In the high-tech industry in general and specifically in the semiconductors industry, there is intense competition for high-skilled employees. We believe that the company’s future success will depend, by a large part, on our continued ability to attract, hire and retain qualified and highly motivated employees in every role and seniority level.

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

6.E      Share Ownership

Based on information provided to us, our 13 directors and senior management members listed in Item 6.A in this Annual Report, have had, as a group, sole voting and investment power for 52,441 shares beneficially owned by them as of February 5, 2026 (representing approximately 0.2% of the 31,782,972 issued and outstanding ordinary shares of our company as of such date). Such number includes 4,010 shares subject to options that are immediately exercisable or exercisable within 60 days of February 5, 2026 (with expiration dates ranging between 2026 and 2029; exercise prices ($/share) ranging between $48.20 and $102.35), 47,824 shares held by the trustee due to vested RSUs, and 607 RSUs to be vested within 60 days as of February 5, 2026.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of February 5, 2026 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Benefit Plans

The share option plan under which we have outstanding equity grants, are described below:

2017 Share Incentive Plan - The maximum number of ordinary shares to be issued under the plan, which was adopted by our board of directors on August 1, 2017, is 2,500,000, subject to future increases or decreases by the Company. As of December 31, 2025, options to purchase 635,877 ordinary shares at an exercise prices which range from $ 22.56 to $ 102.35, the closing price of the Company's ordinary shares on Nasdaq on the day of grant, were granted under this plan of which, as of December 31, 2025, 369,655 options were exercised, 12,879 options were outstanding and exercisable, 253,343 options had been cancelled and no options were outstanding and unvested. As of December 31, 2025, 1,663,298 RSU’s had been granted, of which 1,110,091 RSU’s had vested, 156,945 had been cancelled and 396,262 RSU's were outstanding.

On June 18, 2025, our shareholders (following approval by our compensation committee and board of directors), approved the Company's compensation policy, which includes, among others, provisions relating to equity-based compensation for Nova's executive officers.

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

For additional information regarding our employees’ incentive plans, see Note 14 of our consolidated financial statements, contained elsewhere in this Annual Report.

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

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Applicable percentages are based on 31,782,972 ordinary shares outstanding as of February 5, 2026.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
FMR LLC (1)	2,899,018	9.12%
Menora Mivtachim Holdings Ltd. (2)	2,095,542	6.59%
Migdal Insurance & Financial Holdings Ltd. (3)	2,377,339	7.48%
Harel Insurance Investments & Financial Services Ltd. (4)	3,153,440	9.92%
BlackRock, Inc. (5)	1,604,125	5.04%

(1)	The information is based upon Amendment no. 5 to Schedule 13G/A filed with the SEC by FMR LLC, and subsidiaries on August 6, 2025 regarding holdings as of June 30, 2025.

(2)
The information is based upon the shareholder notification provided to the Company by Menora Mivtachim Holdings Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtahim Insurance Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. and Shomera Insurance Company Ltd. on January 11, 2026 regarding holdings as of December 31, 2025.

(3)
The information is based upon Schedule 13G filed with the SEC by Migdal Insurance & Financial Holdings Ltd., Migdal Insurance Company Ltd., Migdal Sal Domestic Equities, Migdal Mutual Funds Ltd., on November 13, 2025 regarding holdings as of September 30, 2025.

(4)	The information is based upon Amendment no. 12 Schedule 13G/A filed with the SEC by Harel Insurance Investments & Financial Services Ltd. on February 9, 2026 regarding holdings as of February 5, 2026.

(5)	The information is based upon the Schedule 13G filed with the SEC by BlackRock, Inc. on October 17, 2025 regarding holds as of September 30, 2025.

All the shareholders of the Company have the same voting rights.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been the decrease in the percentage of ownership by Wasatch Advisors Inc. to below 5% in 2025, and the decrease of ownership of Clal Insurance Enterprises Holdings Ltd. to below 5% in 2025.

As of February 5, 2026, our ordinary shares were held by 8 registered holders (not including CEDE & Co.). Based on the information provided to us by our transfer agent, as of February 5, 2026, 7 registered holders were U.S. domicile holders and held approximately 0.01% of our outstanding ordinary shares.

Control of Registrant

To the Company’s knowledge, it is not owned or controlled by a foreign government. Except for the shareholders identified above owning more than five percent of the Company’s ordinary shares, the Company has no knowledge of any corporation or other natural or legal person owning a controlling interest in the Company.

7.B      Related Party Transactions

In November 2025, we obtained directors’ and officers’ liability insurance for our officers and directors with coverage in an aggregate amount of $85 million (including $20 million Side A DIC). This directors’ and officers’ liability insurance was presented and approved by our compensation committee in accordance with the framework under our compensation policy.

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

Following the approval by our shareholders at the annual general meeting held on June 18, 2025, and as provided in our compensation policy, we have exempted our directors and officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis our company, to the extent permitted by applicable law.

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

10.B    Memorandum and Articles of Association

A copy of our Amended and Restated Articles Of Association is attached as Exhibit 1.1 to this Annual Report and is incorporated by reference to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 20, 2025 (the “2024 Annual Report”) and is incorporated by reference to this Annual Report.

10.C    Material Contracts

Israeli Lease Agreement

A summary of our Israeli Lease Agreement has been attached as Exhibit 4.7 to our 2022 Annual Report and is incorporated by reference to this Annual Report. See Note 12 to our consolidated financial statements included within this Annual Report.

2030 Convertible Senior Notes

For a description of our issuance of our Convertible Senior Notes due 2030, see Note 11 to our consolidated financial statements included within this Annual Report.
2020 Convertible Senior Notes
For a description of our issuance of our 2020 convertible notes, see Note 11 to our consolidated financial statements included within this Annual Report.

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

The new incentives regime will apply to “Preferred Technology Enterprises” that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were on average at least 7%  out of the company's turnover or exceeded NIS 75 million (approximately $23.5 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the Company’s financial statements as R&D expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.5 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more, over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $3.1 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more, over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

A “Special Preferred Technological Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition is part of a group that has total annual consolidated revenues at least NIS 10 billion.

Preferred Technological Enterprises will be subject to a reduced corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in Development Region "A". These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $62.7 million), and the sale receives prior approval from the IIA. Special Preferred Technological Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel.

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

A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million (approximately $157 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

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

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 23% for corporations in 2018 and thereafter and a marginal tax rate of up to 47% in 2025 for individuals, unless the benefiting provisions of an applicable treaty applies.

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
All tax rates indicated exclude any excess tax that may be added to the tax liability pursuant to applicable law. See “Item 10. E – Excess Tax” in this Annual Report.

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
All tax rates indicated exclude any excess tax that may be added to the tax liability pursuant to applicable law. See “Item 10. E – Excess Tax” in this Annual Report.

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 (approximately $226 thousand) for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, set to take effect on January 1, 2025, an additional 2% excess tax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax will apply, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Status of Nova as a PFIC. Under the income test, less than 75% of our gross income was passive income in 2025. Under the asset test, while we continued to have substantial amounts of cash and short-term deposits and the market value of our ordinary shares continued to be volatile, a determination of the value of our assets by reference to the average market value of our ordinary shares and our liabilities results in a conclusion that the average value of our passive assets did not exceed 50% of the average value of our gross assets in 2025. Nonetheless, there is a risk that we were a PFIC in 2025 or we will be a PFIC in 2026 or subsequent years. Additionally, due to the complexity of the PFIC provisions and the limited authority available to interpret such provisions, there can be no assurance that our determination regarding our PFIC status could not be successfully challenged by the IRS.

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

10.F    Dividends and Paying Agents

Not applicable.

10.G    Statements by Experts

Not applicable.

10.H    Documents on Display

As a foreign private issuer, are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act; however, following recent amendment to Section 16(a) of the Exchange Act, our directors and certain of our officers will become subject to the reporting provisions set forth therein, effective March 18, 2026. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we are not required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we must file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an Annual Report containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

Impact of Currency Fluctuation

Because our results are reported in U.S. Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which we operate (primarily NIS and Euro) will affect the results of our operations. The dollar cost of our operations in countries other than the U.S., is negatively influenced by revaluation of the U.S. dollar against other currencies. During 2025, the value of the U.S. dollar devaluated against the NIS by approximately 12.5% and revaluated against the Euro by approximately 11.3%. As of December 31, 2025, the majority of our net monetary assets were denominated in dollars and the remainder was denominated mainly in NIS and Euro. Net monetary assets that are not denominated in dollars or dollar-linked NIS were affected by the currency fluctuations in 2025 and are expected to continue to be affected by such currency fluctuations in 2026. As of December 31, 2025 the Company recorded a NIS and Israel CPI linked lease liability, under the implementation of ASC 842 in the amount of $39 million (including exchange rate differences of $2.9 million).

In 2025, we entered into currency-forward transactions and currency-put options (NIS/dollar) of approximately $123 million with settlement dates through 2025-2026, designed to reduce cash-flow exposure to the impact of exchange-rate fluctuations on firm commitments of approximately $123 million. In accordance with ASC 815-10, we recorded in 2025 a decrease of approximately $3 million in fair market value in "Other Comprehensive Income". Short-term exposures to changing foreign exchange rates are primarily due to operating cash flows denominated in foreign currencies and transactions denominated in non-functional currencies. Our most significant foreign currency exposures are related to our operations in Israel. We have used foreign exchange forward contracts to partially cover known and anticipated exposures. We estimate that an instantaneous 10% depreciation in NIS from its level against the dollar as of December 31, 2025, with all other variables held constant, would decrease the fair value of our net liabilities denominated in NIS, held at December 31, 2025, by approximately $16.1 million.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a)       Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to the our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the foregoing, each of our chief executive officer and chief financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

b)       Our management, under the supervision of our chief executive officer and our chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. The Company’s internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, means a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.
In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our management’s evaluation of internal control over financial reporting excluded the internal control activities of Sentronics which we acquired on January 30, 2025. Total assets subject to Sentronics’ internal control over financial reporting represented approximately 2% of our consolidated total assets (excluding acquired goodwill and intangible assets) for the fiscal year ended December 31, 2025. Total revenues, subject to Sentronics’ internal control over financial reporting represented approximately 6% of our consolidated total revenues for the fiscal year ended December 31, 2025.

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

Item 16C. Principal Accountant Fees and Services

Since 2015, Kost Forer Gabbay & Kasierer, an independent registered accounting firm and a member of EY Global (“Kost Forer Gabbay & Kasierer”) has acted as our registered public accounting firm and independent auditors. The following table sets out the total amount of services rendered to us by Kost Forer Gabbay & Kasierer, for all services, including audit services, for the years ended December 31, 2024 and 2025:

	2024	2025
Audit Fees	776,000	1,296,000
Tax Fees	23,000	197,000
Other Fees	172,000	33,000
Total	971,000	1,526,000

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

      Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, all audit, audit related and tax services must be specifically approved by the audit committee and certain other non-audit, non-audit related and non-tax services may be approved without consideration of specific case-by-case provided certain terms and procedures are met. The Company’s audit committee approved all of the services provided by Kost Forer Gabbay & Kasierer in fiscal years 2024 and 2025.
Item 16D. Exemptions from the Listing Standards for Audit Committees

The Company has not obtained any exemption from applicable audit committee listing standards.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

 In March 2022, we announced a $100 million repurchase program of our ordinary shares. Through December 31, 2025, we spent an aggregate of $86.53 million to repurchase 560,001 ordinary shares under our share repurchase program. The following table provides information regarding our repurchases of our ordinary shares for each month included in the period covered by this annual report on Form 20-F:

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price Paid per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in millions)
April 2025	93,029	214.99	506,530	28.47
November 2025	53,471	280.52	560,001	13.47

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 through F-43.

Item 19. Exhibits

See Exhibit Index.

NOVA LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

NOVA LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NOVA LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nova Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 17, 2026, expressed an unqualified opinion thereon.

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
The Company’s inventories totaled $183.7 million as of December 31, 2025. As described in Note 2i to the consolidated financial statements, the Company assesses the value of inventories, including raw materials, service inventory, work-in-process and finished goods, in each reporting period, and values its inventories at the lower of cost or net realizable value. Reserves for potential excess and obsolete inventory are made based on management's analysis of inventory levels, future sales forecasts, market conditions and the expected consumption.

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
February 17, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

NOVA LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Nova Ltd.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Nova Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sentronics Metrology GmbH ("Sentronics"), which is included in the 2025 consolidated financial statements of the Company and constituted 2% of total assets (excluding acquired goodwill and intangible assets) as of December 31, 2025 and 6% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Sentronics.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 17, 2026 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
February 17, 2026

NOVA LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	As of December 31,
	2 0 2 5	2 0 2 4

ASSETS
Current assets
Cash and cash equivalents	214,462	157,779
Short-term interest-bearing bank deposits	512,250	211,877
Marketable securities (Note 4)	321,798	216,910
Trade accounts receivable, net of allowance of $300 and $576 at December 31, 2025 and 2024 , respectively	151,929	139,318
Inventories (Note 5)	183,671	156,599
Other current assets (Note 6)	26,692	19,466
Total current assets	1,410,802	901,949
Non-current assets
Marketable securities (Note 4)	584,731	225,818
Interest-bearing bank deposits and restricted cash	12,508	7,847
Deferred tax assets (Note 15)	38,819	31,639
Severance pay funds (Note 10)	1,111	1,043
Operating lease right-of-use assets (Note 12)	57,731	51,193
Property, plant and equipment, net (Note 7)	102,625	81,746
Intangible assets, net (Note 8)	45,819	31,458
Goodwill	90,807	48,317
Other long-term assets	15,593	9,412
Total non-current assets	949,744	488,473
TOTAL ASSETS	2,360,546	1,390,422
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net (Note 11)	-	180,564
Trade accounts payable	46,982	59,578
Deferred revenues	67,163	72,886
Operating lease current liabilities (Note 12)	8,204	7,169
Other current liabilities (Note 9)	102,186	68,033
Total current liabilities	224,535	388,230
Non-Current liabilities
Convertible senior notes, net (Note 11)	731,680	-
Accrued severance pay (Note 10)	3,831	3,302
Operating lease long-term liabilities (Note 12)	59,271	48,363
Deferred tax liability (Note 15)	10,221	8,495
Other long-term liabilities	12,760	14,237
Total non-current liabilities	817,763	74,397
Commitments and contingencies (Note 13)
TOTAL LIABILITIES	1,042,298	462,627
SHAREHOLDERS’ EQUITY (Note 14)
Ordinary shares, no par value - Authorized 60,000,000 shares at December 31, 2025 and 2024 ; Issued and Outstanding 31,780,111 and 29,278,401 at December 31, 2025 and 2024, respectively.
Additional paid-in capital	254,329	134,951
Accumulated other comprehensive loss	6,551	(5,301)
Retained earnings	1,057,368	798,145
Total shareholders’ equity	1,318,248	927,795
Total liabilities and shareholders’ equity	2,360,546	1,390,422

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Revenues:
Products	705,598	538,350	405,037
Services	174,979	134,046	112,885
Total revenues	880,577	672,396	517,922
Cost of revenues:
Products	282,127	210,639	163,981
Services	93,250	74,671	60,764
Total cost of revenues	375,377	285,310	224,745
Gross profit	505,200	387,086	293,177
Operating expenses:
Research and development, net (Note 2S)	143,392	110,257	88,043
Sales and marketing	82,208	65,090	52,467
General and administrative	26,132	24,199	20,404
Total operating expenses	251,732	199,546	160,914
Operating income	253,468	187,540	132,263
Financial income, net (Note 17)	49,818	28,747	22,436
Income before taxes on income	303,286	216,287	154,699
Income tax expenses (Note 15)	44,063	32,525	18,389
Net income	259,223	183,762	136,310

Earnings per share:
Basic	8.61	6.31	4.73
Diluted	7.96	5.75	4.28

Shares used in calculation of earnings per share (in thousands):
Basic	30,108	29,113	28,828
Diluted	32,800	32,138	32,089

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Net income	259,223	183,762	136,310

Other comprehensive income (loss), net of tax:
Cumulative Translation Adjustment	8,048	(2,951)	2,946
Available-for-sale investments (Note 4):
Unrealized gain on available-for-sale marketable securities, net	3,366	1,202	5,193
Cash flow hedges (Note 17):
Unrealized gain (loss) from cash flow hedges	3,458	(54)	(532)
Less: reclassification adjustment for net gain (loss) included in net income	(3,020)	(173)	1,576
Other comprehensive income (loss)	11,852	(1,976)	9,183

Total comprehensive income	271,075	181,786	145,493

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except ordinary shares number)

			Accumulated
	Ordinary	Additional	Other		Total
	Shares	Paid-in	Comprehensive	Retained	Shareholders’
	Number	Capital	Income (Loss)	Earnings	Equity

Balance as of January 1, 2023	28,678,476	121,398	(12,508)	478,073	586,963
Issuance of shares upon exercise of options	133,485	122	-	-	122
Issuance of shares upon vesting of RSU	203,128	-	-	-	-
Share based compensation	-	18,286	-	-	18,286
Shares repurchase at cost	(1,255)	(112)	-	-	(112)
Other comprehensive loss	-	-	9,183	-	9,183
Net income	-	-	-	136,310	136,310
Balance as of December 31, 2023	29,013,834	139,694	(3,325)	614,383	750,752

Issuance of shares upon exercise of options	58,217	160	-	-	160
Issuance of shares upon vesting of RSU	212,653	-	-	-	-
Issuance of shares upon conversion of convertible senior notes	154,215	(112)	-	-	(112)
Share based compensation	-	25,209	-	-	25,209
Shares repurchase at cost	(160,518)	(30,000)	-	-	(30,000)
Other comprehensive loss	-	-	(1,976)	-	(1,976)
Net income	-	-	-	183,762	183,762
Balance as of December 31, 2024	29,278,401	134,951	(5,301)	798,145	927,795

Issuance of shares upon exercise of options	22,563	-	-	-	-
Issuance of shares upon vesting of RSU	192,844	-	-	-	-
Issuance of shares upon conversion of convertible senior notes	2,432,803	181,323	-	-	181,323
Purchase of capped calls	-	(53,233)	-	-	(53,233)
Share based compensation	-	26,291	-	-	26,291
Shares repurchase at cost	(146,500)	(35,003)	-	-	(35,003)
Other comprehensive loss	-	-	11,852	-	11,852
Net income	-	-	-	259,223	259,223
Balance as of December 31, 2025	31,780,111	254,329	6,551	1,057,368	1,318,248

The accompanying notes are an integral part of the consolidated financial statements.

NOVA LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
Cash flows from operating activities:
Net income	259,223	183,762	136,310
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	13,469	11,736	10,344
Amortization of intangible assets	8,897	5,643	5,857
Amortization of premium and accretion of discount on marketable securities, net	(5,743)	(7,178)	(3,001)
Amortization of debt issuance costs	1,996	1,280	1,284
Share-based compensation	26,291	25,209	18,286
Net effect of exchange rate fluctuation	(18,647)	3,025	1,754
Changes in assets and liabilities:
Trade accounts receivables, net	(7,022)	(29,051)	(1,183)
Inventories	(19,004)	(23,897)	(26,000)
Other current and long-term assets	(17,457)	(9,671)	(5,752)
Deferred tax assets, net	(13,787)	(9,722)	(6,241)
Operating lease right-of-use assets	3,660	3,668	3,050
Trade accounts payables	(8,788)	17,506	(7,807)
Deferred revenues	(7,894)	34,553	11,391
Operating lease liabilities	1,745	(3,938)	(3,221)
Other current and long-term liabilities	28,213	32,299	(11,352)
Accrued severance pay, net	461	42	(188)
Net cash provided by operating activities	245,613	235,266	123,531
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	(56,355)	-	-
Change in short-term and long-term interest-bearing bank deposits	(303,674)	(93,595)	(29,658)
Investment in marketable securities	(754,833)	(271,987)	(273,572)
Proceed from maturities of marketable securities	304,896	243,361	192,585
Proceed from sales of marketable securities	494	3,036	2,502
Purchase of property, plant and equipment	(27,698)	(17,215)	(17,188)
Net cash used in investing activities	(837,170)	(136,400)	(125,331)
Cash flows from financing activities:

Proceeds from issuance of convertible senior notes	750,000	-	-
Issuance costs of convertible senior notes	(19,551)	-	-
Purchase of capped calls	(51,826)	-	-
Issuance costs of capped calls	(1,407)	-	-
Conversion of convertible senior notes	(7)	(18,506)	-
Shares repurchase	(35,003)	(30,000)	(112)
Proceeds from exercise of options	-	160	122
Net cash provided by (used in) financing activities	642,206	(48,346)	10
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	6,352	(315)	(2,357)
Decrease in cash, cash equivalents and restricted cash	57,001	50,205	(4,147)
Cash, cash equivalents and restricted cash - beginning of year	157,779	107,574	111,721
Cash, cash equivalents and restricted cash - end of year	214,780	157,779	107,574
Supplemental disclosure of non-cash activities:
Operating right-of-use assets recognized with corresponding operating lease liabilities	10,451	13,022	785
Accrued purchase of property, plant and equipment	1,617	7,248	70
Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	41,537	29,876	26,842

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

On January 30, 2025, the Company completed the acquisition of 100% shares of Sentronics Metrology GmbH (hereinafter – Sentronics) a privately-held German company.

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

The following table provides a summary of cash, cash equivalents and restricted cash that constitute the total amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2025	2024	2023
Cash and cash equivalents	214,462	157,779	107,574
Long term restricted cash	318	-	-
Cash, cash equivalents and restricted cash	214,780	157,779	107,574

E.	Short-Term Interest-Bearing Bank Deposits

Short-term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

F.	Marketable Securities

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

The Company did not recognize an allowance for credit losses on marketable securities as there were no expected credit losses for the years ended December 31, 2025 and 2024 .

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

Weighted Average Useful Life (Years)
Technology	5-9
Customer relationships	7-13

L.	Implementation costs incurred in cloud computing arrangement that is a service contract:

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

As of December 31, 2025, the Company has capitalized $16,735 implementation costs in CCA which are included in other long-term and other current assets . As of December 31, 2025, the amortization of these capitalized implementation costs has not yet commenced.

M.	Impairment of Long-Lived Assets

Long-lived assets (tangible and intangible assets with finite life), held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset Group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset Group) would be written down to their estimated fair values. During the years 2025, 2024 and 2023 , no impairment losses have been identified.

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

The Company accounts for convertible debt instruments pursuant to ASC 470 as a single liability measured at its amortized cost as long as it was not issued at a substantial premium and no other features require bifurcation and recognition as derivatives pursuant to ASC 815. The debt host is then measured at its amortized cost using the effective interest method.

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

Revenues derived from service contracts, are recognized ratably over time in accordance with the term of the contract since the Company has a stand-ready obligation to provide the services, which are transferred to the customer on a consistent and continuous basis. Such contracts generally include a fixed fee.

Revenues from sales which were not yet determined to be final sales due to certain acceptance provisions are deferred. Payment terms are typically up to twelve months, and vary by the type of customer, country of sale and the products or services offered.

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

Remaining Performance Obligations

Remaining performance obligations (RPOs) represent contracted revenues that had not yet been recognized and include deferred revenues and invoices that have been issued to customers but were uncollected and have not been recognized as revenues. As of December 31, 2025, the aggregate amount of the RPOs was $93,087, comprised of $72,412 deferred revenues and $20,675 of uncollected amounts that were not yet recognized as revenues. Collected deferred revenue balance presented in current and non-current liabilities. The Company expects substantially all the RPO to be recognized as revenues over the next year.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2      -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Contract Balances

Revenues recognized during 2025, 2024 and 2023 from deferred revenues amounts included in the opening balance at the beginning of the period amounted to $61,081, $29,472 and $27,065 respectively.

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

Research and development costs are charged to operations as incurred. Amounts received or receivable from the Government of Israel through the Israeli Innovation Authority (“IIA”) or from the European Community as participation in certain research and development programs are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement are expected to be met. Research and development grants recognized during the years ended December 31, 2025, 2024 and 2023 were $2,399, $2,171 and $3,061 respectively.

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

Share Options

In 2025, 2024 and 2023 the Company did not grant share options.

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

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to ordinary shareholders by the weighted-average number of ordinary shares net of treasury shares outstanding for the period. Diluted earnings per share reflect the potential dilutive effect of options and RSUs and full dilutive effect of the Convertible Senior Notes, including adding back of amortization of debt issuance costs related to the Convertible Senior Notes, net of tax. The dilutive potential shares are computed using the treasury stock method or the as-if converted method, as applicable. The number of potentially dilutive options and RSUs excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options amounted to 193,364 in 2025, 108,139 in 2024 and 299,249 in 2023.

Net income per share is shown below (U.S. dollars and share data in thousands, except per share data):

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Net income for basic earnings per share	259,223	183,762	136,310
Amortization of debt issuance costs related to the Convertible Notes, net of tax	1,756	1,109	1,130
Net income for diluted earnings per share	260,979	184,871	137,440

Basic weighted-average shares outstanding	30,108	29,113	28,828
Dilutive effect of share-based compensation	990	393	580
Dilutive effect of Convertible Senior Notes	1,702	2,632	2,681
Diluted weighted average shares outstanding	32,800	32,138	32,089

Earnings per share:
Basic	8.61	6.31	4.73
Diluted	7.96	5.75	4.28

W.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, bank deposits, marketable securities, trade accounts receivable and foreign currency derivative contracts.

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

The Company’s cash and cash equivalents, restricted cash and interest-bearing bank deposits are classified within level 1. Marketable securities, Derivative instruments and Convertible senior notes classified within Level 2 (see Note 4, Note 6 and Note 11, respectively).

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 2      -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	New Accounting Pronouncements

Recently issued accounting pronouncements adopted during the period:

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosure. The ASU requires disclosure of additional information in tax rate reconciliation table about federal, state and foreign income taxes and to provide more details about the reconciling items in some categories. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-09 on a retrospective basis during the year ended December 31, 2025, which resulted in updated income tax disclosures. See Note 15 in the accompanying notes to the consolidated financial statements for further details.

Recently issued accounting pronouncements not yet adopted:

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06 Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40). The amendment modernizes the accounting for software costs and enhances the transparency about an entity's software costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied either through a prospective, retrospective or a modified transition approach. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10 Accounting for Government Grants Received by Business Entities, to establish guidance on the recognition, measurement, presentation and disclosure requirements for government grants received by business entities, including guidance for grants related to an asset and grants related to income. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied using a modified prospective, modified retrospective, or under a retrospective approach. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting, Narrow-Scope Improvements. The ASU was updated to improve the navigability of the required interim disclosures within ASC No. 270 and to clarify when the guidance applies. This ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the effect of adopting the ASU on its condensed consolidated financial statement disclosures.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 3   -       BUSINESS COMBINATIONS

Acquisition of Sentronics Metrology GmbH

On January 30, 2025, the Company acquired 100% of the outstanding shares of Sentronics Metrology GmbH (“Sentronics”), a provider of wafer metrology tools for backend semiconductor fabrication for a cash amount of $60,158. The addition of Sentronics’ modular dimensional metrology technology to Nova’s dimensional metrology portfolio will enable Nova to diversify its offering in the rapidly growing field of advanced wafer level packaging and specialty devices. The results of operations of Sentronics were consolidated in the Company’s financial statements commencing the date of acquisition and are not material. In addition, the Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements.

Acquisition related expenses of $859 and $917 were expensed by the Company in general and administrative expenses for the year ended December 31, 2025 and 2024, respectively.

The transaction was accounted for as a business combination in accordance with ASC 805, "Business Combinations". Under the preliminary purchase price consideration allocation, the Company allocated the purchase price consideration to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values (with certain measurement exceptions prescribed by the purchase method such as contract assets, tax balances and other applicable items), which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is limited to up to one year from the acquisition date. Any adjustments to the preliminary purchase price consideration allocation identified during the measurement period will be recognized in the period in which the adjustments are determined.

Goodwill represents the purchase price consideration paid in excess of the net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale. The goodwill is not deductible for income tax purposes.

The following table summarizes the preliminary value of assets acquired and liabilities assumed as of the acquisition date, subject to subsequent adjustments as the Company may obtain additional information during the measurement period:

	Fair Value	Amortization period
Cash and Cash Equivalents	3,803
Trade accounts receivable, net	2,243
Inventories	8,297
Other current assets	380
Property, plant and equipment, net	6,212
Technology	14,540	5 years
Customer Relationships	2,554	7 years
Goodwill	34,414
Total assets acquired	72,443

Deferred Tax Liability	(6,076)
Other liabilities assumed	(6,209)
Total liabilities assumed	(12,285)

Net assets acquired	60,158

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 4   -       MARKETABLE SECURITIES

The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2025:

	Matures within one year:			Matures after one year:			Total
	Corporate	Governmental		Corporate	Governmental
	bonds	bonds	Total	bonds	bonds	Total

Unrealized Gain
Amortized Cost	149,230	78,716	227,946	384,395	56,209	440,604	668,550
Unrealized Gain	262	103	365	2,626	431	3,057	3,422
Fair Value	149,492	78,819	228,311	387,021	56,640	443,661	671,972

Unrealized Loss Less than 12 months
Amortized Cost	85,939	1,149	87,088	138,151	-	138,151	225,239
Unrealized Loss	(34)	-	(34)	(191)	-	(191)	(225)
Fair Value	85,905	1,149	87,054	137,960	-	137,960	225,014

Unrealized Loss 12 Months or Greater
Amortized Cost	6,491	-	6,491	3,123	-	3,123	9,614
Unrealized Loss	(58)	-	(58)	(13)	-	(13)	(71)
Fair Value	6,433	-	6,433	3,110	-	3,110	9,543

Total	241,830	79,968	321,798	528,091	56,640	584,731	906,529

The following is a summary of marketable securities amortized cost, unrealized gains, unrealized losses, and fair value as of December 31, 2024:

	Matures within one year:			Matures after one year:			Total
	Corporate	Governmental		Corporate	Governmental
	bonds	bonds	Total	bonds	bonds	Total

Unrealized Gain
Amortized Cost	125,296	39,220	164,516	66,989	20,912	87,901	252,417
Unrealized Gain	218	75	293	395	90	485	778
Fair Value	125,514	39,295	164,809	67,384	21,002	88,386	253,195

Unrealized Loss Less than 12 months
Amortized Cost	23,535	3,026	26,561	108,786	16,620	125,406	151,967
Unrealized Loss	(10)	(5)	(15)	(871)	(92)	(963)	(978)
Fair Value	23,525	3,021	26,546	107,915	16,528	124,443	150,989

Unrealized Loss 12 Months or Greater
Amortized Cost	23,774	2,043	25,817	13,314	-	13,314	39,131
Unrealized Loss	(261)	(1)	(262)	(325)	-	(325)	(587)
Fair Value	23,513	2,042	25,555	12,989	-	12,989	38,544

Total	172,552	44,358	216,910	188,288	37,530	225,818	442,728

Proceeds from maturity of available-for-sale marketable securities during the year ended December 31, 2025, and 2024 were $304,896 and $243,361, respectively.

Proceeds from sales of available-for sale marketable securities, were $494 and $3,036 which led to $6 and $1 realized losses, during the years ended December 31, 2025 and 2024 , respectively.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5   -       INVENTORIES

A.	Composition:

	As of December 31,
	2 0 2 5	2 0 2 4

Raw materials	58,350	43,965
Service inventory	43,195	36,232
Work in process	41,606	37,036
Finished goods	40,520	39,366
	183,671	156,599

B.	In the years ended December 31, 2025, 2024 and 2023 , the Company wrote down inventories in a total amount of $8,560, $7,821 and $8,748, respectively.

NOTE 6   -     OTHER CURRENT ASSETS

	As of December 31,
	2 0 2 5	2 0 2 4

Prepaid expenses	13,636	10,732
Governmental institutions	7,788	6,832
Cloud computing arrangement implementation costs	2,281	-
Governments grants receivables	1,001	782
Hedging derivative	1,487	617
Other	499	503
	26,692	19,466

NOTE 7   -       PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2 0 2 5	2 0 2 4
Cost:
Electronic equipment	71,476	66,304
Office furniture and equipment	9,487	6,105
Leasehold improvements	47,983	41,135
Land and building	38,321	26,683
	167,267	140,227

Accumulated depreciation:
Electronic equipment	44,551	41,280
Office furniture and equipment	3,318	4,461
Leasehold improvements	15,456	12,701
Land and building	1,317	39
	64,642	58,481
Net book value	102,625	81,746

Depreciation expenses amounted to $13,469, $11,736 and $10,344 for the years ended December 31, 2025, 2024 and 2023 , respectively.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 8      -       INTANGIBLE ASSETS

Intangible assets as of December 31, 2025 originated from the acquisition of ancosys on January 25, 2022 and from the acquisition of Sentronics on January 30, 2025. The following is a summary of intangible assets as of December 31, 2025 and 2024:

	As of December 31,
	2 0 2 5	2 0 2 4
Original amount:
Technology	55,966	35,054
Customer relationships	7,210	3,834
	63,176	38,888

Accumulated amortization:
Technology	16,046	6,934
Customer relationships	1,311	496
	17,357	7,430
Net book value	45,819	31,458

Amortization expenses amounted as following:

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Technology	8,164	5,284	5,430
Customer relationships	733	359	427
	8,897	5,643	5,857

Annual amortization expenses are expected as follows:

Year ending December 31,
2026	9,308
2027	9,308
2028	9,308
2029	9,308
2030	6,285
2031 and thereafter	2,302
Total	45,819

NOTE 9      -      OTHER CURRENT LIABILITIES

A.	Consists of:

	As of December 31,
	2 0 2 5	2 0 2 4

Accrued salaries and fringe benefits	47,274	41,024
Accrued warranty costs (See B below)	13,992	11,238
Governmental institutions	39,148	14,282
Governments grants payables	1,116	1,230
Other	656	259
	102,186	68,033

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 9      -      OTHER CURRENT LIABILITIES (Cont.)

B.	Accrued Warranty Costs:

The Company provides standard warranty coverage on its systems. Parts and labor are covered under the terms of the warranty agreement. The Company accounts for the estimated warranty cost as a charge to costs of revenues when revenue is recognized.

Accrued warranty costs presented in:

	As of December 31,
	2 0 2 5	2 0 2 4

Other current liabilities	13,992	11,238
Other long-term liabilities	577	564
	14,569	11,802

The following table provides the changes in the product warranty accrual for the fiscal years ended December 31, 2025 and 2024 :

	As of December 31,
	2 0 2 5	2 0 2 4

Balance as of beginning of year	11,802	8,523
Services provided under warranty	(19,308)	(14,437)
Changes in provision	22,075	17,716
Balance as of end of year	14,569	11,802

NOTE 10      -     LIABILITY FOR EMPLOYEE SEVERANCE PAY, NET

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

Severance pay expenses for the years ended December 31, 2025, 2024 and 2023, amounted to $1,596 , $782 and $957 , respectively (excluding the Parent Company’s contributions for severance pay under section 14 in Israel).

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11     -     CONVERTIBLE SENIOR NOTES, NET

2025 Convertible notes

In October 2020, the Company issued $200,000 aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due 2025 (the “2025 Convertible Notes”). The 2025 Convertible Notes mature on October 15, 2025 unless earlier repurchased or converted.

The Convertible Notes are convertible based upon an initial conversion rate of 13.4048 of the Company’s ordinary shares per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $74.60 per ordinary share). The conversion rate is subject to adjustment upon the occurrence of certain specified events. The Convertible Notes are senior unsecured obligations of the Company.

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

Upon the occurrence of a Fundamental Change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes, (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the Convertible Notes (if any) to, but excluding, the fundamental change repurchase date). In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company’s delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or redemption, as the case may be.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11     -     CONVERTIBLE SENIOR NOTES, NET (Cont.)

During 2025, a principal amount of $181,495 Convertible Notes was converted into 2,432,803 Company’s ordinary shares at a conversion rate of 13.4048 and a cash payment of $7.

The net carrying amount of the liability is represented by the face amount of the notes, less total issuance costs, plus any amortization of issuance costs.

The net carrying amount of the 2025 Convertible Notes as of December 31, 2025 and December 31, 2024 are as follows:

	As of December 31,
	2 0 2 5	2 0 2 4
Principal amount	-	181,495
Unamortized issuance costs	-	(931)
Net carrying amount	-	180,564

Total issuance costs upon issuance were $6,412 and are amortized to interest expense using the effective interest rate method over the contractual term of the notes. Amortization of debt issuance costs related to the Convertible Notes amounted to $765, $1,280 and $1,284 for the years ended December 31, 2025, 2024 and 2023 , respectively.

2030 Convertible notes

In September 2025, the Company issued $750,000 aggregate principal amount, 0% coupon rate of Convertible Senior Notes due 2030 (the “2030 Convertible Notes”). The 2030 Convertible Notes mature on September 15, 2030, unless earlier repurchased or converted. The Company used a portion of the net proceeds from this offering to fund the cost of entering into the capped call transactions, described below.

The Convertible Notes are convertible based upon an initial conversion rate of 3.1234 of the Company’s ordinary shares per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $320.16 per ordinary share). The conversion rate is subject to adjustment upon the occurrence of certain specified events. The Convertible Notes are senior unsecured obligations of the Company.

The Convertible Notes will mature on September 15, 2030, (the "Maturity Date"), unless earlier repurchased, redeemed or converted. Consequently, as of December 31, 2025, the Notes are classified as non-current liability. Prior to June 15, 2030, a holder may convert all or a portion of its Convertible Notes only under the following circumstances:

1.
During any calendar quarter commencing after the calendar quarter ending on December 31, 2025 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

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

On or after June 15, 2030 until the close of business on the second scheduled trading day immediately preceding the Maturity Date, a holder may convert its 2030 Convertible Notes at any time, regardless of the foregoing circumstances.

Upon conversion, the Company can pay or deliver cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11     -     CONVERTIBLE SENIOR NOTES, NET (Cont.)

The Company may not redeem the notes prior to September 20, 2028, except in the event of certain tax law changes. The Company may, at any time and from time to time, redeem for cash all or any portion of the notes, at the Company's option, on or after October 20, 2028, if the last reported sale price of the Company`s ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which it delivers notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, (plus accrued and unpaid special interest (if any) to, but excluding, the redemption date).

Upon the occurrence of a Fundamental Change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes, (plus accrued and unpaid special interest payable under certain circumstances set forth in the terms of the Convertible Notes (if any) to, but excluding, the fundamental change repurchase date). In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following the Company’s delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or redemption, as the case may be.

The net carrying amount of the liability is represented by the face amount of the notes, less total issuance costs, plus any amortization of issuance costs.

The net carrying amount of the 2030 Convertible Notes as of December 31, 2025 are as follows:

As of December 31,
2 0 2 5
Principal amount	750,000
Unamortized issuance costs	(18,320)
Net carrying amount	731,680

Total issuance costs upon issuance were $19,551 and are amortized to interest expense using the effective interest rate method over the contractual term of the notes, which reflects 0.526% effective interest rate of the debt.  Amortization of debt issuance costs related to the Convertible Notes amounted to $1,231 for the year ended December 31, 2025.

As of December 31, 2025, the total estimated fair value of the 2030 convertible senior notes was approximately $ 936,270. The fair value of the convertible senior notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted price of the convertible senior notes in an over-the-counter market.

2030 Capped Calls

In connection with the issuance of the 2030 Convertible Notes the Company entered into privately negotiated capped call transactions (the “Capped Call Transactions”) with certain of the Initial Purchasers (or their affiliates) and other financial institutions (the “Option Counterparties”). The Capped Call Transactions cover, collectively, the number of the Company’s ordinary shares underlying the 2030 Convertible Notes, subject to anti-dilution adjustments substantially similar to those applicable to the Convertible Notes. The Company paid an aggregate amount of $51,826 for the Capped Call Transactions and $1,407 for issuance costs.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 11     -     CONVERTIBLE SENIOR NOTES, NET (Cont.)

The Capped Call Transactions are expected generally to reduce the potential dilution to the ordinary shares upon any conversion of the 2030 Convertible Notes and/or offset any cash payments the Company could be required to make in excess of the principal amount upon conversion of the 2030 Convertible Notes in the event that the market price per share of the Company’s ordinary shares, as measured under the terms of the Capped Call Transactions, is greater than the strike price of the Capped Call Transactions (which initially corresponds to the initial conversion price of the 2030 Convertible Notes and is subject to certain adjustments under the terms of the Capped Call Transactions), with such reduction and/or offset subject to a cap based on the cap price of the Capped Call Transactions. The cap price of the capped call transactions is initially approximately $415.03 per share, which represents a premium of 75% over the last reported sale price of the Company’s ordinary shares of $237.16 on September 2, 2025, and is subject to certain adjustments under the terms of the Capped Call Transactions.

The 2030 Capped Call Transactions are separate transactions and are not part of the terms of the Convertible 2030 Notes. As the Capped Call Transactions are considered indexed to the Company's shares and are considered equity classified, they are not remeasured each reporting period and included as a reduction to additional paid-in-capital within shareholders’ equity.

NOTE 12     -      LEASES

The Company has operating leases for facilities and vehicles. The Company’s leases have remaining terms of 1 to 10 years, some of which include options to extend the leases for up to additional 10 years. The weighted average remaining lease term was 9 and 11.6 years for the years ended December 31, 2025 and 2024 respectively, and the weighted average discount rate was 4.6% and 3.2% for the years ended December 31, 2025 and 2024 respectively.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 12     -      LEASES (Cont.)

Lease expenses amounted to $7,949, $7,296 and $6,636 for the years ended December 31, 2025, 2024 and 2023 , respectively. The expected discounted and undiscounted lease payments under non-cancelable leases as of December 31, 2025, excluding non-lease components, were as follows:

Year

2026	8,204
2027	9,374
2028	8,260
2029	7,195
2030	8,097
2031 and thereafter	45,300
Total lease payments	86,430
Less imputed interest	(18,955)
Total	67,475

Operating cash flows for operating leases amounted to $8,254, $7,081 and $6,138 for the years ended December 31, 2025, 2024 and 2023 , respectively.

NOTE 13      -     COMMITMENTS AND CONTINGENCIES

The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the years 2026-2028. As of December 31, 2025, non-cancelable purchase obligations were approximately $152,965.

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated the Company would accrue a liability for the estimated loss. As of December 31, 2025 and 2024 , the Company was not involved in any material claims or legal proceedings which require accrual of liability for the estimated loss.

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

In March 2022, the Company announced a $100 million repurchase program of the Company’s ordinary shares. Through December 31, 2025, the Company spent an aggregate of $86.531 million to repurchase 560,001 ordinary shares under the Company’s share repurchase program.

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

Share-based compensation

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
Cost of Revenues:
Product	4,408	4,113	3,193
Service	3,099	2,900	1,753
Research and Development	11,129	11,179	7,736
Sales and Marketing	5,280	4,864	3,437
General and Administrative	2,375	2,153	2,167
Total	26,291	25,209	18,286

As of December 31, 2025, there was no unrecognized compensation cost related to non-vested employee options and $42,683 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

Shares Options

Share options vest over four years and their contractual term may not exceed 10 years. The exercise price is the market price at the date of each grant.

During 2025, 2024 and 2023, the Company did not grant share options

Summary of the status of the Company’s share option plans as of December 31, 2025, as well as changes during the year then ended, is presented below:

	2025
	Share Options	Weighted Average Exercise Price
Outstanding - beginning of year	38,550	35.45
Exercised	(22,563)	29.76
Cancelled	(3,108)	35.36
Outstanding - year end	12,879	45.44

Options exercisable at year end	12,879	45.44

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

The total intrinsic value of options outstanding as of December 31, 2025 and 2024 was $3,644 and $6,226, respectively. The total intrinsic value of options exercisable as of December 31, 2025 and 2024 was $3,644 and $6,158, respectively. The total intrinsic value of options exercised during the years 2025, 2024 and 2023 was $5,192, $9,268, and $11,149 respectively.

The total fair value of options vested during the years 2025, 2024 and 2023 was $26, $90 and $407, respectively.

The weighted-average remaining contractual term of options exercisable at year end is 0.995.

The weighted-average remaining contractual term of options outstanding at year end is 0.995.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 14      -    SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information about share options outstanding as of December 31, 2025:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)

20.00-35.00	5,824	0.43	26.30	5,824	26.30
35.01-50.00	4,164	1.42	44.08	4,164	44.08
50.01-70.00	971	1.59	53.61	971	53.61
70.01-102.35	1,920	1.48	102.35	1,920	102.35
	12,879		45.44	12,879	45.44

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's ordinary shares on a one-for-one basis and are not entitled to dividends or voting rights, if any, until they are vested. RSUs vesting schedules are 25% on each of the first, second, third and fourth anniversaries of the grant date, or, 33% on each of the first, second, and third anniversaries of the grant date. The fair value of such RSU grants is being recognized based on the accelerated method over the vesting period. Performance based RSU grants vest over a period of 3 years and are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

	2025
	Number of RSUs	Weighted average grant date fair value (USD)
Unvested - beginning of year	496,536	127.39
Granted	113,789	296.25
Vested	(192,844)	116.20
Canceled	(21,219)	142.70
Unvested at year end	396,262	180.50

Weighted-average grant-date fair value (USD) of RSU granted during the year of 2025 and 2024 was 296.25 and 196.83, respectively.

The total intrinsic value of RSUs vested during the years 2025, 2024 and 2023 was $54,271, $42,449 and $22,649, respectively.

The total fair value of RSU vested during the years 2025, 2024 and 2023 was $22,491, $20,054 and $14,412, respectively.

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

The Creating Helpful Incentives to Produce Semiconductors (CHIPS) and Science Act:

On August 9, 2022, the Creating Helpful Incentives to Produce Semiconductors and Science Act (“the CHIPS Act”) was signed into law. The CHIPS Act provides various tax incentives and credits to encourage investment in semiconductor manufacturing facilities and related research and development activities, including the Advanced Manufacturing Investment Credit (“AMIC”), which equals 25% of qualified investments in an advanced manufacturing facility. The tax credit is available for property placed in service after December 31, 2022, and for which construction begins before January 1, 2027. The effects of the CHIPS Act are included in the 2025, 2024 and 2023 statements of operations.

The One Big Beautiful Bill Act

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law. The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. ASC 740 requires the effects of changes in tax rates and laws to be recognized in the period in which the legislation is enacted. The effects of the OBBBA are included in the 2025 statements of operations.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15     -      INCOME TAXES (Cont.)

C.	Deferred Taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2 0 2 5	2 0 2 4

Deferred tax assets:
Net operating loss carryforwards	830	346
Tax credits carryforward	4,189	3,198
Reserve and allowances	14,032	12,872
Operating lease liabilities	5,232	5,704
Research and development	27,600	20,649
Gross tax assets	51,833	42,769
Valuation allowance	(4,718)	(3,574)
Total tax assets	47,165	39,195

Deferred tax liabilities:
Intangible assets acquired	(12,984)	(9,399)
Operating lease right-of-use assets	(4,449)	(5,102)
Reserve and allowances	(1,134)	(1,550)
Total deferred tax liabilities	(18,567)	(16,051)

Net deferred tax assets	28,598	23,144

Net deferred tax assets (liabilities) by domestic and foreign are as follows:

	Year ended December 31,
	2 0 2 5	2 0 2 4

Domestic	10,233	9,201
Foreign	18,365	13,943
	28,598	23,144

Under ASC 740-10, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss and tax credits carry-forwards and deductible temporary differences, unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

D.	Income before taxes on income included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Domestic	206,057	138,270	117,936
Foreign (mainly US and Germany)	97,229	78,017	36,763
	303,286	216,287	154,699

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15     -      INCOME TAXES (Cont.)

E.	Income tax expenses (tax benefits) included in the consolidated statements of operations:

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Domestic	27,268	20,268	17,363
Foreign (mainly US and Germany)	16,795	12,257	1,026
	44,063	32,525	18,389

Current	56,371	42,488	24,845
Deferred	(12,308)	(9,963)	(6,456)
	44,063	32,525	18,389

F.	Tax Reconciliation:

	Year Ended December 31,
	2 0 2 5		2 0 2 4		2 0 2 3
	Amount	Percent	Amount	Percent	Amount	Percent
Income before taxes on income	303,286	100%	216,287	100%	154,699	100%

Israel Statutory Tax Rate	69,756	23.00%	49,746	23.00%	35,581	23.00%
Foreign tax effects:	(5,606)	(1.85)%	(5,712)	(2.64)%	(4,910)	(3.18)%
United States
Foreign Derived Intangible Income benefit	(4,335)	(1.43)%	(3,559)	(1.65)%	(2,497)	(1.61)%
Tax credits	(4,458)	(1.47)%	(2,450)	(1.13)%	(1,756)	(1.14)%
Other	(26)	(0.01)%	(1,023)	(0.47)%	128	0.08%
Other foreign jurisdictions	3,213	1.06%	1,320	0.61%	(785)	(0.51)%
Effect of benefited income New Technological in Israel	(20,377)	(6.72)%	(15,282)	(7.07)%	(12,256)	(7.92)%
Non-taxable or Non-deductible Items	682	0.22%	(93)	(0.04)%	601	0.40%
Changes in Unrecognized Tax Benefits	(392)	(0.13)%	3,866	1.79%	(627)	(0.40)%
Effective Tax Rate	44,063	14.52%	32,525	15.04%	18,389	11.89%

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15     -      INCOME TAXES (Cont.)

G.	Tax Paid:

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Domestic (Israel)	27,199	20,039	14,696
Foreign:
United States	9,265	9,308	8,743
Germany	4,415	40	3,054
Other	658	489	349
Total	41,537	29,876	26,842

H.	Effective Tax Rates:

The Company’s effective tax rates differ from the New Technological Enterprise Laws rates applicable to the Company for tax year 2025 and 2024, primarily due to stock-based compensation deductible expenses and due to tax credits and foreign derived intangible income benefit in the US.

I.	Tax Assessments:

In December 2025 the Parent Company has received final tax assessments for the years 2020-2024 from the Israeli Tax Authorities.

For the US subsidiary, any tax years starting 2022 and any tax attributes carryforwards from prior periods remain subject to Federal tax examination in future periods (under the standard US statute of limitation and subject to tax filing).

The other subsidiaries received final tax assessments through tax years 2017 until 2022.

J.	Undistributed earnings of foreign subsidiaries:

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

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 15     -      INCOME TAXES (Cont.)

The following table summarizes the changes in uncertain tax positions:

	As of December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Balance at the beginning of the year	13,781	9,422	9,276
Increase (decrease) related to prior year tax positions	(8,356)	3	(2,884)
Increase related to current year tax positions	5,335	4,356	3,030
Balance at the end of the year*	10,760	13,781	9,422

* The amounts for the years ended December 31, 2025 and 2024 include $4,036 and $3,852 unrecognized tax benefits, respectively, which are presented as a reduction from deferred tax assets, see Note 15c.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expenses.

L.	Income from Other Sources in Israel:

Income not eligible for benefits under the New Technological Enterprise Laws mentioned in ”C” above are taxed at the corporate tax rate of 23%.

NOTE 16     -
SEGMENTS, GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Segments

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

See the consolidated financial statements for financial information regarding the Company’s operating segment.

B.	Sales by Geographic Area (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	%	%	%

China	33	39	36
Taiwan, R.O.C.	29	20	18
Korea	16	18	20
USA	9	14	13
Other	13	9	13
Total	100	100	100

Revenues are attributed to countries based on the geographic location of the customer.

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16     -
SEGMENTS, GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

C.	Sales by Major Customers (as Percentage of Total Sales):

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3
	%	%	%

Customer A	23	18	19
Customer B	10	14	18

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 16     -
SEGMENTS, GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

D.	Long-lived assets by geographic location:
	As of December 31,
	2 0 2 5	2 0 2 4
	%	%

Israel	43	48
US	24	24
Germany	28	22
Other	5	6
Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property, plant and equipment, net and operating lease right-of-use assets.

NOTE 17     -
FINANCIAL INSTRUMENTS

A.	Hedging Activities

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll and related expenses) and forecast transactions which are expected to be denominated mainly in NIS. The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of December 31, 2025 and December 31, 2024 were $46,803 and $48,321 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of December 31, 2025 and December 31, 2024 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	December 31,		December 31,
	2 0 2 5	2 0 2 4	2 0 2 5	2 0 2 4
Derivatives designated as hedging instruments in cash flow hedge	1,486	617	-	-

NOVA LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 17     -
FINANCIAL INSTRUMENTS (Cont.)

The impact of derivative instruments on operating income in the year ended December 31, 2025, 2024 and 2023 was:

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Cost of revenues:
Products	(483)	(29)	268
Services	(181)	(10)	94
Total cost of revenues	(664)	(39)	362
Operating expenses:
Research and development, net	(1,178)	(66)	599
Sales and marketing	(362)	(19)	158
General and administrative	(816)	(49)	457
Total operating expenses	(2,356)	(134)	1,214
Loss (gain) on derivative instruments	(3,020)	(173)	1,576

NOTE 18     -
FINANCIAL INCOME (EXPENSE), NET

	Year ended December 31,
	2 0 2 5	2 0 2 4	2 0 2 3

Interest income	45,672	34,547	22,643
Amortization of issuance costs related to the Convertible Senior Notes (Note 10)	(1,996)	(1,280)	(1,284)
Exchange rate gain (loss), net	7,443	(4,186)	1,303
Discrete tax reserve release linkage impact	(981)	-	-
Bank charges	(320)	(334)	(226)
Total	49,818	28,747	22,436

EXHIBIT INDEX

Number	Description
1.1
Amended and Restated Articles of Association (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 20, 2025).

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 20, 2025).
4.1
2017 Share Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158).

4.2
Form of Indemnification Agreement between the Company and its present and future directors and officers (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 28, 2023).

4.3	Compensation Policy for Executive Officers and Directors (filed herewith).
4.4
Summary of lease agreement dated May 28, 2000, as last amended on May 25, 2016 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 3, 2017).

4.5
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

Date: February 17, 2026